Form 20-F
period 2001-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2002-04-12
CIK 85486, 89635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number 1-3788	Commission file number 1-4039

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrant’s name into English)

The Netherlands	England

(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague, the Netherlands tel. no: (011 31 70) 377 9111 (Address of principal executive offices)	Shell Centre, London SE1 7NA, England tel. no: (011 44 20) 7934 1234 (Address of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act

	Name of Each Exchange		Name of Each Exchange
Title of Each Class	on Which Registered	Title of Each Class	on Which Registered
Ordinary shares of the nominal (par) value of 1.25 guilders (N.fl.1.25) each	New York Stock Exchange*	New York Shares representing Ordinary shares of the issuer of an aggregate nominal amount of £1.50 each and evidenced by Depositary Receipts (“New York Shares”) Ordinary shares of 25p each***	New York Stock Exchange**

*Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.		**Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest and Philadelphia.

***Not for trading, but only in connection with the listing of New York Shares on the New York Stock Exchange

Securities Registered Pursuant to Section 12 (g) of the Act
None
Securities For Which There is a Reporting Obligation
Pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2001: 2,126,647,800 ordinary shares of N.fl.1.25 each.	Outstanding as of December 31, 2001: 9,748,625,000 Ordinary shares of the nominal amount of 25p each.

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17

Item 18

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE,
Worldwide Plaza, 825 Eighth Avenue, New York, N.Y. 10019
Attn: Peter S. Wilson

Introduction
A THE PARENT COMPANIES
B ROYAL DUTCH/SHELL GROUP OF COMPANIES
C PRESENTATION OF INFORMATION
D DOCUMENTS ON DISPLAY
Royal Dutch/Shell Group of Companies – Business and Property
A ACTIVITIES AND MAJOR INTERESTS
B BUSINESS ENVIRONMENT
C GENERAL DEVELOPMENT OF THE BUSINESS
D RISK FACTORS
E DESCRIPTION OF ACTIVITIES
Selected Financial Data
Discussion and Analysis of Financial Condition and Results of Operations
Royal Dutch Petroleum Company
The “Shell” Transport and Trading Company, Public Limited Company
Royal Dutch/Shell Group of Companies
Summary of Group Results
Royal Dutch Petroleum Company
CONTROL OF REGISTRANT
NATURE OF TRADING MARKET
ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
MANAGEMENT
SHARES UNDER OPTION AND SHARE PURCHASE PLAN
The“Shell” Transport and Trading Company, Public Limited Company
CONTROL OF REGISTRANT
NATURE OF TRADING MARKET
MEMORANDUM AND ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
MANAGEMENT
SHARES UNDER OPTION AND SHARE PURCHASE PLAN
Index to the Financial Statements and Exhibits
Signatures
Royal Dutch Petroleum Company
Significant Group Companies as at Dec 31 2001
Consent of KPMG (N.V. The Hague)
Consent of PricewaterhouseCoopers, London
Consent of KPMG (N.V. The Hague) & PWC (London)
Consent of KPMG (N.V. The Hague)
Consent of KPMG (N.V. The Hague) & PWC (London)

Cross Reference Sheet for Annual Report on Form 20-F

Headings* in this Annual Report which relate to:
Item number and captions		N.V. Koninklijke Nederlandsche	The "Shell" Transport and Trading
		Petroleum Maatsschappij	Company, Public Limited Company
(Royal Dutch Petroleum Company)

1	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable	Not applicable

3	Key Information	Selected Financial Data – Royal Dutch Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factors	Selected Financial Data – Shell Transport Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factors

4	Information on the Company	Introduction – Parent Companies, Group
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property Supplementary Information – Oil and Gas Introduction – Group	Introduction – Parent Companies, Group Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property Supplementary Information – Oil and Gas Introduction – Group

5	Operating and Financial Review and Prospects	Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group Group – Business and Property – business environment, description of activities, research	Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group Group – Business and Property – business environment, description of activities, research

6	Directors, Senior Management and Employees	Royal Dutch – control of registrant, management, share ownership Note 11 to Royal Dutch Financial Statements Group – Business and Property – personnel	Shell Transport – control of registrant, management, share ownership Note 9 to Shell Transport Financial Statements Group – Business and Property – personnel

7	Major Shareholders and Related Party Transactions	Royal Dutch – control of registrant	Shell Transport – control of registrant

8	Financial Information	Index to Financial Statements and Exhibits
Financial Statements – Royal Dutch, Group
Selected Financial Data – Royal Dutch
Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group	Index to Financial Statements and Exhibits Financial Statements – Shell Transport, Group
Selected Financial Data – Shell Transport
Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group

9	The Offer and Listing	Royal Dutch – Nature of trading market	Shell Transport – Nature of trading market

10	Additional Information	Royal Dutch – Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display	Shell Transport – Memorandum and Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display

11	Quantitative and Qualitative Disclosures about Market Risk	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks Supplementary Information – Derivatives and other Financial Instruments and Commodity Instruments

12	Description of Securities Other than Equity Securities	Not applicable	Not applicable

13	Defaults, Dividend Arrearages and Delinquencies	None	None

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None	None

17	Financial Statements	Financial Statements – Royal Dutch, Group	Financial Statements – Shell Transport, Group

18	Financial Statements	Not applicable	Not applicable

19	Exhibits	Index to Financial Statements and Exhibits	Index to Financial Statements and Exhibits

*	Names of the registrants and references to the Royal Dutch/Shell Group of Companies appearing in headings have been abbreviated to Royal Dutch, Shell Transport and Group, respectively.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Royal Dutch Petroleum Company),

The “Shell” Transport and Trading Company, Public Limited Company

Introduction

A   THE PARENT COMPANIES

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company, hereinafter referred to as “Royal Dutch”) was incorporated on June 16, 1890, under the laws of the Netherlands.

The “Shell” Transport and Trading Company, Public Limited Company (hereinafter referred to as “Shell Transport”) was incorporated on October 18, 1897, under the laws of England.

Royal Dutch and Shell Transport do not engage in operational activities. They derive the whole of their respective incomes – except for interest income on cash balances or short-term investments – from their respective interests in the companies known collectively as the Royal Dutch/Shell Group of Companies.

Introduction  1

B  ROYAL DUTCH/SHELL GROUP OF COMPANIES

The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/Shell Group of Companies. Royal Dutch and Shell Transport are the Parent Companies of the Group but are not themselves part of it. The Royal Dutch/Shell Group of Companies has grown out of an alliance made in 1907 between Royal Dutch and Shell Transport, by which the two companies agreed to merge their interests on a 60:40 basis while remaining separate and distinct entities. Arrangements between Royal Dutch and Shell Transport provide, inter alia, that, notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interests shall fall in the same proportion. Details of supplemental arrangements to the 60:40 arrangements are given in Note 1 on page G5.

The illustration on the previous page shows the relationship between the Parent Companies and the Royal Dutch/Shell Group of Companies.

Group Holding Companies
 There are two Group Holding Companies: Shell Petroleum N.V. in the Netherlands and The Shell Petroleum Company Limited in the UK. The Group Holding Companies between them hold all the shares in the Service Companies and, directly or indirectly, all Group interests in the Operating Companies. Some of these interests, including all the shares in the US-based Shell Oil Company (hereinafter referred to as “Shell Oil”, which expression shall include its subsidiaries), are held by Shell Petroleum Inc., a Delaware Corporation. Shell Petroleum N.V. holds equity shares in Shell Petroleum Inc. that entitle it to the dividend flow from that company, but direct controlling interest in Shell Petroleum Inc. is jointly held by Royal Dutch and Shell Transport.

Royal Dutch is entitled to have its nominees elected as a majority of, and Shell Transport is entitled to have its nominees elected as the balance of, the members of the Boards of Directors of the two Group Holding Companies. Every member of the Board of Management of Royal Dutch and every Managing Director of Shell Transport is also a member of the Presidium of the Board of Directors of Shell Petroleum N.V. and a Managing Director of The Shell Petroleum Company Limited. As such, they are generally known as “Group Managing Directors”. They are also appointed by the Boards of Shell Petroleum N.V. and The Shell Petroleum Company Limited to a joint committee known as the Committee of Managing Directors, which considers and develops objectives and long-term plans.

Service Companies
 The main business of the Service Companies is to provide advice and services to other Shell companies.

Operating Companies
 Present in more than 140 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as other related activities.

Exploration and Production: Searches for, finds and produces oil and gas. Builds the infrastructure needed to deliver hydrocarbons to market.

Gas & Power: Commercialises natural gas, supplies liquefied natural gas, develops markets and infrastructures, markets and trades natural gas and electricity, develops power plants and converts Gas to Liquids.

Oil Products: Sells and markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides consultancy services to third parties based on Shell technology and experience gained in Shell operations.

Chemicals: Produces and sells base chemicals, petrochemical building blocks and polyolefins globally.

Renewables: Generates “green” electricity and provides renewable energy solutions. Develops and operates wind farms, manufactures and markets solar systems and grows sustainably managed forests.

The management of each Operating Company is responsible for the performance and long-term viability of its own operations, but it can draw on the experience of the Service Companies and, through them, of other Operating Companies.

2  Introduction

3  Introduction

The information contained on the list of significant Group companies, including the jurisdiction of incorporation and the Parent Companies’ proportion of ownership, filed as Exhibit 8 to this Annual Report on Form 20-F, is incorporated herein by reference.

C   PRESENTATION OF INFORMATION

The information in this Report relating to Royal Dutch has been provided by Royal Dutch and that relating to Shell Transport has been provided by Shell Transport.

The information given in this Report for the Royal Dutch/Shell Group of Companies reflects the operational and financial results of Group companies throughout the world. The financial information given is an aggregation of the accounts of all Group companies (except where otherwise indicated) expressed in US dollars. It should be noted that the accounts of Royal Dutch for the year 2001 (of which the Financial Statements of the Royal Dutch/Shell Group of Companies and the notes thereto form part) are subject to finalisation by the General Meeting of Shareholders to be held on May 16, 2002.

The companies in which Royal Dutch and Shell Transport directly or indirectly own investments are separate and distinct entities, but in this report the collective expressions “Shell” and “Group” are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words “we”, “us” and “our” are sometimes used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this report refers to companies in which Royal Dutch and Shell Transport either directly or indirectly have control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Group companies have significant influence but not control are referred to as “associated companies”.

The expression “Operating Companies” as used in this Report refers to those Group and associated companies which are engaged in various branches of the businesses of oil, natural gas, chemicals, power generation and renewable energy as well as in other businesses. The term “Group interest” is used for convenience to indicate the direct or indirect equity interest held by the Group Holding Companies in a venture or partnership or company (i.e., after exclusion of all third-party interests).

The figures shown in most of the tables in this Report represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes of the Equilon and Motiva joint ventures, the term “Group share” is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of associated companies to which Group companies are entitled or which is proportionate to the Group interest in those companies.

The discussion and analysis in this Annual Report contains forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

D   DOCUMENTS ON DISPLAY

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/Shell Group of Companies referred to in this Annual Report that have been filed with the Securities and Exchange Commission may be examined and copied at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the Securities and Exchange Commission at (800) SEC-0330.

Royal Dutch/Shell Group of Companies –
Business and Property

A   ACTIVITIES AND MAJOR INTERESTS

The companies of the Royal Dutch/Shell Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable energy (chiefly in wind and solar energy), and other businesses.

Oil and gas, by far the largest of the Group companies’ business activities, accounted for around 90% of net proceeds in 2001. In fact, Group and associated companies constitute one of the largest oil and gas enterprises in the world. They market their oil products in more countries than any other oil company, and they have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word “Shell” appears, support this marketing effort throughout the world. Taken together, Group and associated companies also rank among the world’s major chemical companies; in 2001 chemicals accounted for around 10% of the net proceeds of Group companies. The Group’s interests in power generation and renewable energy are considerably smaller. Nevertheless, through its InterGen joint venture, the Group is one of the world’s most successful developers of greenfield power projects. It is also one of the top four global solar photovoltaic companies via the Siemens/EON/Shell global solar joint venture and has plans to move into a similar position in the wind energy sector. The Group’s various activities are conducted – to one extent or another – in more than 140 countries and territories.

The breakdown of net proceeds of Group companies by industry segment and by geographical region for the years 1999 to 2001 is set out in the following tables:

Net Proceeds by Industry Segment (including inter-segment sales)			$ million

	2001	2000	1999

Exploration and Production

Third parties	12,137	13,468	9,474

Inter-segment	13,951	14,326	8,849

	26,088	27,794	18,323

Gas & Power

Third parties	15,721	15,991	9,729

Inter-segment	705	496	295

	16,426	16,487	10,024

Oil Products

Third parties	93,517	104,002	72,450

Inter-segment	2,108	2,280	1,570

	95,625	106,282	74,020

Chemicals

Third parties	13,260	15,205	12,886

Inter-segment	990	1,102	748

	14,250	16,307	13,634

Corporate and other

Third parties	576	480	827

Inter-segment	2	–	–

	578	480	827

	152,967	167,350	116,828

Net Proceeds by Geographical Area (including inter-segment sales)			$ million

	2001	2000	1999

Europe	62,259	68,060	51,820

Other Eastern Hemisphere	31,866	34,144	21,068

USA	21,095	26,089	17,306

Other Western Hemisphere	19,991	20,853	15,172

	135,211	149,146	105,366

4  Royal Dutch/Shell Group of Companies – Business and Property

B    BUSINESS ENVIRONMENT

Brent averaged $24.45 a barrel in 2001 compared to $28.50 a barrel in 2000.

Crude prices remained above $25 a barrel prior to September. Support came initially from concerns about gasoline supplies for the US driving season. Prices then came under downward pressure as concerns mounted over economic slowdown in the USA. Price decline was prevented by a succession of quota cuts by oil producers, which removed a total of 3.5 million barrels a day of supply by September. Crude prices fell after September as supply concerns gave way to worries over the heightened prospect of global recession. Prices stabilised at around $20 a barrel by the end of the year after producers agreed to cut output collectively by 2.0 million barrels a day from January 2002.

Crude prices may recover in 2002 through a tightening global supply/demand balance but oil producers’ compliance to their production targets and the pace of the global economic recovery will dictate the price level.

Global oil demand grew by 0.5 million barrels a day in 2001. The growth came mainly from the Former Soviet Union, the Middle East and, to a lesser extent, Africa, Western Europe and Latin America. In contrast, demand from North America and the developing Asia economies contracted with the onset of the US economic slowdown. A small oil demand growth is forecast for 2002 depending on the pace of the US and global economic recovery.

Strong US gasoline prices were the mainstay of global refining margins for the first half of 2001. Margins fell back sharply mid-year as US gasoline prices collapsed amid rising stocks and mounting concern over the US economic slowdown, but partially recovered with discretionary industry run cuts in all regions. Margins then fell after September as product demand contracted. Refining margins in Singapore continued to be undermined by surplus capacities in the region. Refining margins averaged $1.80, $0.80 and $5.30 a barrel for Rotterdam, Singapore and US Gulf coast respectively in 2001, compared to $3.00, $1.20 and $4.50 a barrel in 2000. Refining margins are expected to remain under pressure in the first half of 2002, but may strengthen in the second half of the year in the USA and Europe if the US economy begins its recovery. A recovery in Asia-Pacific refining margins is likely to be restricted by excess capacity in the region.

Retail margins were under pressure in the first half of 2001, reflecting difficulties in passing on high supply costs to consumers. Margin recovery came in the latter half of the year as supply costs fell. However, margin gains were capped by strong competition and the onset of the global economic slowdown. Overall, margins in 2001 were slightly higher than 2000. Retail margins are expected to remain under pressure in the first half of 2002 due to weak demand and the intensity of competition.

Petrochemical markets weakened sharply last year. Significant amounts of new capacity also came on stream in a number of regions. At the same time demand growth was muted as economic growth faltered and industry destocking occurred. These factors combined to reduce operating rates and so put downward pressure on margins. Although capacity increases will be lower in 2002, difficult operating conditions will extend well into 2002 and may well still be felt in 2003.

C   GENERAL DEVELOPMENT OF THE BUSINESS

Capital investment in 2001 increased by 38% to $11.8 billion, mainly as a result of acquisitions and increased spending on growth projects in the Exploration and Production business (see “Capital Expenditure and Exploration Expense by Geographical Area” table on page 8). Combined oil and gas production for the five-year period from a 2000 baseline is expected to grow at an average annual rate of some 3% a year.

Net additions to proved hydrocarbon reserves including oil sands over the last five years (1997–2001) are equivalent to 117% of total production. The total five year proved oil and natural gas reserves replacement ratio excluding oil sands is 108% (101% for oil and 119% for gas).

Group and associated companies’ natural gas production available for sale has increased by 10% since 2000. Investment continues in the expansion of existing operations and in major new pipelines. Moreover, additional liquefied natural gas (LNG) projects and Gas to Liquids plants are being considered in several countries. Gas is the environmentally preferred fuel for power generation and demand for both gas and electricity is expected to grow.

Royal Dutch/Shell Group of Companies – Business and Property  5

Group companies continue to pursue a policy of a diversified supply base, and they trade actively in crude oil and its refined products throughout the world. Their strong downstream market position has been maintained. Utilisation of Group companies’ refining capacity remains high, and investment continues to reinforce their market position in higher-value-added areas – notably for transportation and speciality products – and to address environmental concerns through tighter product specifications. Above all, Group companies will maintain their emphasis on innovative customer offers, portfolio optimisation and structural cost reduction. Both refining and marketing operations have maintained efforts to improve their health, safety and environmental performance, while the marine tanker fleet has increased its flexibility through continued restructuring.

In Chemicals, the 2001 investment programme built on the restructured global business portfolio. The programme included new higher olefin and detergent alcohol facilities in Louisiana, a new benzene unit in the Netherlands and a styrene monomer/propylene oxide venture in Singapore. Emphasis continued to be placed on enhanced customer service, especially using electronic technology. Underpinning our activities were the strengthening of global networks, simpler business processes and an accent on talent, teamwork and delivery.

In 2001, Renewables reinforced its competitive position in the rapidly expanding global market for renewable energy sources. The focus is on wind and solar power, the fastest growing segments of this market.

All the business activities described in this section are supported by research. The finding of oil and gas, the enhancement of recovery from existing fields and the engineering of offshore structures, are subjects that receive particular attention, as do the products and processes of oil refining, gas processing and chemicals manufacturing.

D   RISK FACTORS

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Annual Report.

Price fluctuations
 Oil, natural gas and chemical prices can vary as a result of changes in supply and demand for products, which may be global or limited to specific regions and influenced by factors such as economic conditions, weather conditions or action taken by major oil exporting countries.

Currency fluctuations
 The Group is present in more than 140 countries and territories throughout the world and is subject to risks from changes in currency values and exchange controls.

Drilling and production results
 The Group’s future oil and gas production is significantly dependent on successful drilling and well development. There are risks in this process in interpretation of geological and engineering data, project delay, cost overruns and technical, fiscal and other conditions.

Reserve estimates
 Information on oil and gas reserves is given on pages G33–G35. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations and is dependent, amongst other things, on the reliability of technical and economic data.

Loss of market
 Group companies are subject to differing economic and financial market conditions in countries and regions throughout the world. There are risks to such markets from political or economic instability, as well as from industry competition.

6  Royal Dutch/Shell Group of Companies – Business and Property

Environmental risks
 Group companies are subject to a number of different environmental laws, regulations and reporting requirements. Costs are incurred for prevention, control, abatement or elimination of releases into the air and water, as well as in the disposal and handling of wastes at operating facilities. Expenditures of a capital nature include both remedial measures on existing plants and integral features of new plants.

Physical risks
 The Group’s assets are subject to risk from operational hazards, natural disasters and expropriation of property.

Legislative, fiscal and regulatory developments
 The Group’s operations are subject to risk of change in legislation, taxation and regulation. For exploration and production activities, these matters include land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.

E    DESCRIPTION OF ACTIVITIES

1 Exploration and Production

(a)  General
 Group and associated companies involved in the exploration for, and production of, crude oil and natural gas operate under a broad range of legislation and regulations that change over time. These laws and rules cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases the legal agreements generally have in common that, they are granted by or entered into with a government, government entity or state oil company, and that the exploration risk practically always rests with the oil company. Of these agreements, the following are most relevant to Group interests:

•	“Licences” (or “concessions”) entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint-venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases the state company or agency has an option to purchase a certain share of production.

•	“Production-sharing contracts” entered into with a state or state oil company obligate the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per-field basis.

Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 11–13.

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out in the supplementary information on pages G33–G35. Particular reference is made to the statement: “Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.” It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash or those related to fixed margin contracts. Proved reserves also include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but which do not transfer title of the product to those Group companies.

Royal Dutch/Shell Group of Companies – Business and Property  7

Proved Developed and Undeveloped Reserves(at December 31)			million barrels

	2001	2000	1999

Crude oil and natural gas liquids

Group companies	8,544	8,670	8,509

Group share of associated companies	925	1,081	1,266

	9,469	9,751	9,775

	thousand million standard cubic feet

Natural gas

Group companies	50,613	50,842	52,847

Group share of associated companies	5,216	5,441	5,694

	55,829	56,283	58,541

Capital Expenditure and Exploration Expense by Geographical Areaa

(oil and gas exploration and production only)			$ million

	2001	2000	1999

Europe	1,236	1,024	1,279

Other Eastern Hemisphere	3,214	1,551	2,154

USA	2,009	1,217	1,114

Other Western Hemisphere	1,273	762	650

	7,732	4,554	5,197

a	Capital expenditure Capital expenditure is the cost of acquiring property, plant and equipment, and – following the “successful efforts” method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred, and exploratory drilling costs which were initially taken up in capital expenditure pending determination of commercial reserves but where the efforts are subsequently determined to be unsuccessful and then charged to income (with a corresponding reduction in capital expenditure). Exploration expense excludes depreciation and release of currency translation differences.

Average Production Costs of Group Companies by Geographical Area

		$/barrel of oil equivalent

	2001	2000	1999

Europe	2.35	2.42	3.00

Other Eastern Hemisphere	2.28	2.31	2.47

USA	2.38	2.10	2.38

Other Western Hemisphere	3.32	3.93	3.59

Total Group	2.39	2.42	2.73

8   Royal Dutch/Shell Group of Companies-Business and Property

Production[a]				thousand barrels daily

	2001	2000	1999	1998	1997

Europe

UK	311	378	402	373	329

Denmark	130	129	118	109	106

Norway	89	87	83	87	93

Netherlands	10	13	13	14	16

Germany	6	6	6	7	7

Others	1	*	*	*	*

	547	613	622	590	551

Other Eastern Hemisphere

Africa

Nigeria	250	239	212	232	270

Gabon	56	69	89	110	122

Cameroon	19	21	22	25	21

Egypt	14	10	7	7	7

Others	3	3	3	3	3

	342	342	333	377	423

Middle East

Oman[b]	327	326	299	284	289

Abu Dhabi	94	96	82	90	86

Syria	48	50	71	88	68

Yemen	–	–	–	14	12

Others	23	9	1	–	–

	492	481	453	476	455

Asia-Pacific

Australia	99	111	47	54	53

Brunei	97	95	86	74	77

Malaysia	60	56	66	76	70

China	23	25	20	27	33

Thailand	16	18	18	18	17

New Zealand	30	9	10	12	14

	325	314	247	261	264

Total Other Eastern Hemisphere	1,159	1,137	1,033	1,114	1,142

USA	411	417	504	521	491

Other Western Hemisphere

Canada	56	58	61	68	68

Colombia	–	–	–	18	32

Others	47	49	48	43	44

	103	107	109	129	144

Total	2,220	2,274	2,268	2,354	2,328

*	Less than one thousand barrels daily

million tonnes a year

Metric equivalent	111	114	113	118	116

a	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Royalty purchases are excluded. In those countries where production-sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	Exceptionally, the minority interest is deducted in respect of production volumes given for Oman.

Royal Dutch/Shell Group of Companies-Business and Property   9

Natural gas production available for salea

			million standard cubic feet daily

	2001	2000	1999	1998	1997

Europe

Netherlands	1,555	1,431	1,520	1,616	1,758

UK	1,196	1,118	967	824	722

Germany	428	450	484	489	487

Denmark	309	300	312	310	327

Norway	176	199	230	202	173

Others	20	17	16	14	14

	3,684	3,515	3,529	3,455	3,481

Other Eastern Hemisphere

Malaysia	580	553	634	597	727

Oman	553	459	119	–	–

Brunei	491	450	455	480	494

New Zealand	470	157	148	129	149

Australia	379	367	361	360	341

Egypt	248	140	105	103	87

Nigeria	219	177	78	84	90

Others	126	121	113	95	70

	3,066	2,424	2,013	1,848	1,958

USA	1,598	1,644	1,774	1,738	1,596

Other Western Hemisphere

Canada	614	594	562	587	667

Others	47	35	46	51	59

	661	629	608	638	726

Total	9,009	8,212	7,924	7,679	7,761

			million standard cubic metres daily

Europe

Netherlands	44	40	43	46	50

UK	34	32	27	23	21

Germany	12	13	14	14	14

Denmark	9	8	9	9	9

Norway	5	6	7	6	5

Others	*	*	*	*	*

	104	99	100	98	99

Other Eastern Hemisphere

Malaysia	16	16	18	17	21

Oman	16	13	4	–	–

Brunei	14	13	13	13	14

New Zealand	13	4	4	4	4

Australia	11	10	10	10	10

Egypt	7	4	3	3	2

Nigeria	6	5	2	2	2

Others	4	4	3	3	2

	87	69	57	52	55

USA	45	46	50	49	45

Other Western Hemisphere

Canada	18	17	16	17	19

Others	1	1	1	1	2

	19	18	17	18	21

Total	255	232	224	217	220

*	Less than one million cubic metres daily.

a	By country of origin from gas produced by Group and associated companies (Group share). In those countries where production sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

10   Royal Dutch/Shell Group of Companies-Business and Property

Location of activities(at December 31, 2001)[a]

Europe	Exploration		Production		Shell Operator[b]

Austria	•		•		•

Denmark		°		°

Germany	•	°	•	°	•

Ireland, Republic of		°

Netherlands	•	°	•	°	•	°

Norway		°		°		°

UK		°		°		°

Other Eastern Hemisphere

Algeria	•

Angola		°

Australia	•	°		°		°

Azerbaijan		°

Bangladesh	•	°		°	•	°

Brunei	•	°	•	°	•	°

Cambodia		°

Cameroon		°		°		°

China	•	°		°	•	°

Congo		°

Côte d’Ivoire		°

D. R. of Congo	•		•

Egypt	•	°	•	°	•	°

Gabon	•	°	•		•	°

India	•

Iran				°		°

Kazakhstan		°

Malaysia		°		°		°

Mauritania		°

Morocco		°				°

Namibia		°				°

New Zealand	•		•	°	•	°

Nigeria	•	°	•	°	•	°

Oman	•	°	•		•	°

Pakistan	•	°	•			°

Papua New Guinea	•	°

Philippines		°		°		°

Russia	•	°		°	•	°

Syria			•			•

Thailand	•		•		•	°

United Arab Emirates	•		•

USA	•	°	•	°	•	°

Other Western Hemisphere

Argentina	•		•		•

Brazil		°		°		°

Canada	•	°	•	°	•	°

Trinidad and Tobago		°

Venezuela				°		°

			•=Onshore		°=Offshore
a	Including associated companies.

b	In several countries where “Shell operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

Royal Dutch/Shell Group of Companies-Business and Property   11

Oil and gas acreage(at December 31)[a,b,c]	thousand acres	thousand acres

			2001			2000
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	9,570	3,031	12,616	4,581	9,399	2,973	13,951	4,920

Other Eastern Hemisphere	44,760	14,821	160,957	69,801	44,761	14,534	131,644	68,854

USA	1,599	702	3,931	2,609	1,967	934	4,280	2,743

Other Western Hemisphere	767	492	35,709	22,001	1,198	824	49,219	27,368

	56,696	19,046	213,213	98,992	57,325	19,265	199,094	103,885

thousand acres	thousand acres

			1999			1998
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,162	3,218	16,697	5,790	10,078	3,189	20,141	7,640

Other Eastern Hemisphere	44,680	14,530	135,798	75,106	44,896	14,946	158,345	86,520

USA	3,642	1,245	6,074	3,499	4,290	1,331	8,054	4,485

Other Western Hemisphere	1,149	850	61,344	33,215	1,430	1,052	39,910	25,699

	56,633	19,843	219,913	117,610	60,694	20,518	226,450	124,344

thousand acres

			1997
	Developed		Undeveloped

	Gross	Net	Gross	Net

Europe	10,182	3,229	18,672	6,842

Other Eastern Hemisphere	44,380	15,397	154,907	78,585

USA	2,727	1,315	7,745	4,793

Other Western Hemisphere	2,049	1,443	30,415	22,893

	59,338	21,384	211,739	113,113

Number of productive wells (at December 31)a,b

				2001				2000
		Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,618	429	1,299	427	1,640	442	1,349	438

Other Eastern Hemisphere	6,066	2,169	375	197	5,910	2,097	332	159

USA	16,717	8,511	956	658	17,870	8,870	1,044	627

Other Western Hemisphere	86	86	298	251	338	193	274	230

	24,487	11,195	2,928	1,533	25,758	11,602	2,999	1,454

				1999				1998
		Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,642	447	1,359	436	1,603	437	1,334	424

Other Eastern Hemisphere	6,299	2,271	352	153	6,037	2,249	275	119

USA	28,165	11,636	1,631	845	27,818	10,679	1,909	938

Other Western Hemisphere	413	267	259	223	1,009	650	260	226

	36,519	14,621	3,601	1,657	36,467	14,015	3,778	1,707

thousand acres

				1997
		Oil		Gas

	Gross	Net	Gross	Net

Europe	1,584	428	1,257	407

Other Eastern Hemisphere	6,372	2,621	285	153

USA	32,176	9,951	1,971	1,030

Other Western Hemisphere	1,187	682	288	234

	41,319	13,682	3,801	1,824

Number of net productive wells and dry holes drilled[a]

		2001		2000		1999		1998		1997
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration

Europe	2	4	3	3	5	2	6	6	10	8

Other Eastern Hemisphere	17	14	15	11	13	16	12	18	17	18

USA	2	4	9	4	8	9	18	16	33	15

Other Western Hemisphere	3	3	1	2	–	13	6	9	2	4

	24	25	28	20	26	40	42	49	62	45

Development

Europe	30	10	19	–	32	2	46	1	52	2

Other Eastern Hemisphere	165	11	152	10	149	2	179	6	146	4

USA	549	2	492	3	290	–	555	8	531	8

Other Western Hemisphere	25	–	10	1	14	2	49	–	59	1

	769	23	673	14	485	6	829	15	788	15

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

12   Royal Dutch/Shell Group of Companies-Business and Property

Number of wells drilling (at December 31, 2001)a,b

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	3	1	32	12	35	13

Other Eastern Hemisphere	8	3	43	18	51	21

USA	5	2	24	13	29	15

Other Western Hemisphere	1	1	17	13	18	14

	17	7	116	56	133	63

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

(b)  Major oil and gas interests: regulations and recent developments

Recent developments in countries where Group or associated companies have exploration and production interests are summarised, by country, in the following pages. Certain aspects of the legislation, regulations and agreements affecting the activities of the significant companies are also included.

Europe

Denmark A Group company has a 46% non-operator interest in a producing concession due to expire in 2012, as well as varying percentage interest in ten (non-operated) exploration licenses.

Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfurungsgesellschaft (BEB) joint venture which is the major producer of oil and gas in Germany. BEB is also one of the major transmission and distribution companies in Germany (see also page 20). Under Germany’s Federal Mining Law, exploration permits used to be granted for an initial period of up to five years with a possibility of extension of up to three years, depending on the agreed work commitment. Exploration licensing procedures are increasingly applying stricter commitments in line with international standards. On grounds of lack of prospectivity, the exploration permits can be relinquished prior to expiry date. Production licences are for up to 50 years, renewable until depletion of the field. Royalties are determined by the individual German states; in 2001 the applicable rates were 14% (0% in 2000) on oil and 24% (17% in 2000) on natural gas.

Netherlands The Group share of natural gas and crude oil is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), 50% Group interest in a 50:50 joint venture. Much of NAM’s gas production is from its 60% share in the very large onshore Groningen gas field.

NAM’s production of oil and gas is covered by concessions (onshore) and production licences (offshore). Government participation in development and production varies between 0% and 50%, depending mainly on the legislation applicable when the concessions or licences were granted and whether the participation covered gas or oil. Production is preceded by a drilling permit (onshore) or an exploration licence (offshore), the duration of which, since 1997, varies with the work programme that has to be submitted with the application for a permit or licence. In practice, this means a period of about three to ten years, which can be shortened by the

Royal Dutch/Shell Group of Companies-Business and Property   13

authorities when the exploration effort falls short of the licence or permit programme. Upon making a commercial discovery, a concession (onshore) or production licence (offshore) is granted. The onshore concessions are not currently limited in time but the duration of the offshore licenses vary with the estimated production period – normally a period of 15 to 45 years.

Norway A/S Norske Shell (Group interest 100%) holds an interest in a number of Production Licences (PL), three of which encompass currently producing oil and gas fields, Statfjord area (PL 37, expiring in 2009), Draugen area (PL 93, expiring in 2024), and Troll area (PL 54, expiring in 2030). A/S Norske Shell also holds interests in three non-producing licences (PL 208, PL 209 and PL 250, expiring in 2039, 2041 and 2041 respectively) which straddle the large undeveloped Ormen Lange gas field discovered in 1997. Shell International Pipelines Inc. (Group interest 100%) holds interests in gas transportation and processing systems (pipelines and terminals). The licence period for these assets expires in the period from 2010 to 2020.

United Kingdom Shell U.K. Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK. It operates in the North Sea on behalf of a 50:50 joint venture and has interests in the UK Continental Shelf on behalf of this venture and with other partners.

Most of Shell U.K.’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern North Sea and gas fields in the southern sector of the North Sea, whereas crude oil comes from the central and northern fields, which include the large Brent field. Shell U.K. also has interests, as a non-operator partner, in another joint venture in the North Sea in the Atlantic margin, West of Shetlands. Group production in the West of Shetlands comes from the Schiehallion/ Loyal fields. Licences issued before August 20, 1976 were for an initial period of six years and, following successful exploration, were extended for a further 40 years in respect of half the original licence area. Licences issued between August 20, 1976 and June 13, 1980 were for an initial period of four years followed by a second period of three years. In cases of successful exploration, these licences were extended for a further 30 years after relinquishment of two-thirds of the acreage. From June 14, 1980, licences were granted for an initial period of six years (nine years for deepwater) and in successful cases extended for a further 30 years (40 years for deepwater) in respect of no more than half the licence area. Licences issued since July 1988 carry an additional requirement that if, after 12 years of the 30-year period, no field development has been approved, the licence must be surrendered. No royalty is payable on production from fields for which development approval was granted after April 1982.

In April 2002, the Group announced that it had entered into an agreement to acquire Enterprise Oil plc (Enterprise) in the UK at a price of £7.25 per share in cash (valuing the total equity at approximately $5.0 billion), plus assumption of Enterprise outstanding debt (at December 31, 2001 this was approximately $1.2 billion). Completion of the transaction is subject to approval by Enterprise shareholders and regulatory authorities.

Other Eastern Hemisphere

Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Group company’s concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Group interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Group company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from “wet” associated natural gas produced by Abu Dhabi Petroleum Company.

Australia Shell Development Australia (SDA) (Group interest 100%) has interests in some 50 offshore production and exploration licences in the North-West Shelf (NWS), in the Browse basin and Timor Sea area. The interests are held by SDA directly, or indirectly through its shareholding (34%) in Woodside Petroleum Ltd. (Woodside) which is the operator on behalf of six joint-venture partners of the NWS gas/condensate and oil fields. (See also page 20.) Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility at Burrup. Woodside is also the operator of the producing Laminaria and Corallina fields situated in the Timor Sea. Together with its partner Woodside, SDA also has interests in significant liquid-rich gas fields in the Timor Sea as well as the Browse basin.

SDA is also a participant in another joint venture that carries out exploration and production operations in the NWS region. As party to this joint venture, SDA has non-operator interest (ranging from 12.5 to 28.57%) in the significant gas reserves known as greater Gorgon, which are situated west of Barrow Island.

14   Royal Dutch/Shell Group of Companies-Business and Property

Shell’s proposal with Woodside to merge certain assets into Woodside in return for an increased shareholding in the Company was rejected by the Australian government in 2001.

Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei Government). The company, which has renewable long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%). (See also page 20.)

Democratic Republic of Congo The Group has reached agreement to sell its share in Shell Lirex and Shell Kirex which held 45% non-operator interest in East-Mibale, Liawenda-Kinkasi and Maunda-Banana concessions.

Egypt Shell Egypt (Group interest 100%) participates in four exploration concessions (operator in three and non-operator in Rosetta) and in five development leases (operator in four and non-operator in Rashid). All concessions and leases are granted on the basis of production-sharing agreements. Included in Shell Egypt’s portfolio is a 63% interest in the North East Mediterranean Deepwater concession (NEMED). Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco operates two producing fields, Badr El Din and Obaiyed. During 2001, the Group farmed out 12% interest in NEMED in exchange for 50% interest in Block PM 301/302 in Peninsula Malaysia (see under “Malaysia” below).

Gabon Shell Gabon (Group interest 75%) has interests in six onshore mining concessions/exploitation permits, two of which (Rabi/Kounga and Gamba/Ivinga) are operated by the company. The Rabi/Kounga concession expires in 2007, Gamba/Ivinga in 2042; all other concessions expire between 2010 and 2018. Production in Gabon is dominated by the Rabi field, which is operated by Shell Gabon holding 42.5% equity in the field. Shell Gabon’s portfolio also includes four exploration permits, one around the Gamba/Ivinga concession, two near the Rabi field, and one directly offshore Libreville.

Two Group companies Shell Offshore North Gabon BV (SONG) and Shell Offshore Gabon BV (SOSG) hold seven permits in the Ultra Deep water areas in the north and south.

Malaysia Four 100%-owned Group companies have production-sharing contracts with the state oil company Petronas. In most of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint venture partner. One Group company, Sarawak Shell Berhad (SSB) is the operator, with a 50% equity stake, of five non-associated producing gas fields. The majority of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15%) for deliveries of liquefied natural gas to customers mainly in Japan and Korea (see page 20). SSB operates one oil field (D35) and has a 50% equity stake in the non-operated Baram Delta production-sharing contract. SSB has exploration interests in the deepwater SK-E block and shallow-water blocks SK-307, SK-308 and SK-8. SSB also holds exploration acreage in SB-301, SB-J and the deepwater block SB-G. Sabah Shell Petroleum Company (SSPC) operates five producing fields in Sabah waters of which Kinabalu (80% equity share) is the largest. In 2001, SSPC and Shell Sabah Selatan Sdn Bhd (SSS), secured a new production-sharing contract for the exploration and production in Block SB-303, offshore Sabah.

Shell Exploration and Production Malaysia (SEPM) operates an exploration license in Peninsula Malaysia (PM-303). During 2001 the Group farmed in 50% interest in Block PM 301/302 in Peninsula Malaysia in exchange for 12% interest in the North East Mediterranean Deepwater concession in Egypt (see above).

Namibia Shell Exploration and Production Namibia BV (SEPN) (Group interest 100%) has 75% interest in and is operator of the Kudu gas field offshore Namibia.

New Zealand Shell New Zealand BV (SNZ) (Group interest 100%) has 87.5% interest in the production licences for the large offshore Maui gas field, in which Pecten International (Group interest 100%) has a further 6.25% indirect interest, and a 50% interest in the onshore Kapuni gas field. The gas produced is sold domestically, mainly under long-term contracts. SNZ also has interests of up to 50% in other exploration licence areas in the Taranaki Basin. All of these interests are operated by Shell Todd Oil Services Ltd (Group interest 50%).

The acquisition of Fletcher Challenge Energy was completed in 2001. As a condition of the New Zealand Commerce Commission granting approval for the transaction, the Group was required to divest a number of New Zealand interests.

Royal Dutch/Shell Group of Companies-Business and Property   15

Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Group interest 100%) is operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies. The venture’s offshore oil and gas mining leases expire in 2008 and its onshore leases in 2019.

Shell Nigeria Exploration and Production Company (SNEPCO) (Group interest 100%) operates production-sharing contracts with 30-year terms with a 55% equity for two deepwater blocks (OML-118 and OPL-219). SNEPCO also has non-operator interests in four other deepwater blocks (OPL-209, OPL-316, OPL-211 and OPL-250). In 2001 SNEPCO announced two significant oil finds: Bonga-SW in OML-118 and Bolia in OPL-219.

Oman A Group company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2012, or at such a later date as the Government and the 40% concession-owning company Private Oil Holdings Oman Ltd. (in which a Group company has an 85% shareholding) may agree. A Group company holds a 100% interest in Shell Deepwater Oman which is exploring offshore Oman in Block-18.

Gas Investment and Services Company Ltd. (GISCO) (in which a Group company has an 85% shareholding) holds a gas operating agreement which appoints PDO as the operator for any gas discovered in central Oman until 2024, with provisions for extension upon agreement with the Government. The first major central Oman gas project involves the supply of gas to customers in the Sur area of north-east Oman, the largest of which is Oman LNG (Group interest 30%) (see page 21). The upstream investment required to develop and supply the gas is being provided to the Government by GISCO.

Philippines Two Group companies hold interests in the deepwater block SC-38 which includes the Malampaya gas field. Shell Philippines Exploration B.V. (SPEX) holds 20% and is operator and Shell Philippines LLC holds 25%. In 2001, production began from Malampaya. The combined gas and power project will provide about 30% of the power generation requirements of the Philippines.

Syria Group companies have interests varying from 62.5% to 66.7% in five production-sharing contracts with the Government and with the state-owned Syrian Petroleum Company (SPC). Under the contracts, they have certain rights and obligations in respect of the production of petroleum. Three contracts (Ash Sham, Deir Ez-Zor and Fourth Annex expiring between 2008 and 2014) concern development activities. In addition, Group companies are parties to a gas utilisation agreement with the Government and SPC for the collection and processing of natural gas from the contract areas for use in Syrian power generation and other industrial plants.

USA

Shell Oil Company (Group interest 100%) produces crude oil, natural gas and natural gas liquids principally in the Gulf of Mexico, California, Texas and Michigan. The majority of Shell Oil’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying a relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are generally obtained for an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

In the Gulf of Mexico new production began from the deepwater fields Brutus, Serrano, Oregano, Crosby and Einset.

Shell Oil holds a 51.8% interest in the Aera Energy LLC joint venture, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.

Shell Oil acquired McMurry Energy Company, with primary holdings in the Green River Basin of Wyoming.

Other Western Hemisphere

Brazil Shell Brasil S.A. (Group interest 100%) has interests in seven deepwater exploration blocks – three operated (BC-10, BS-4 and BM-C-10) and four non-operated (BC-2, BM-C-14, BM-S-8 and BM-FZA-1). Group interest in these blocks ranges from 12.5% to 65%. Shell Brasil S.A. and partners discovered hydrocarbons in five out of nine initial exploration wells. Shell Brasil S.A. announced a successful appraisal well and production test on an oil discovery in block BS-4.

16   Royal Dutch/Shell Group of Companies-Business and Property

The Group retains an interest through Pecten International (Group interest 100%) in the revenue stream from the producing offshore Merluza gas field.

Canada Shell Canada (Group interest 78%) is a major producer of natural gas, natural gas liquids and sulphur. The majority of its gas production comes from Alberta and the Sable gas field offshore Nova Scotia (Shell Canada has 34% interest in the onshore assets and 31% interest in the offshore assets). A large proportion of its natural gas production requires complex treatment to be marketable; however, the treatment yields substantial volumes of natural gas liquids and sulphur. Exploration rights in Canada are generally granted for terms ranging from one to nine years. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease. Shell Canada produces heavy oil through thermal recovery in the Peace River project.

Shell Canada holds 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce syncrude from oil sand leases in northern Alberta. The AOSP is comprised of the following:

The Muskeg River mine, which is located 75 kilometres north of Fort McMurray, Alberta. Basic mining equipment will be used to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sands. It is expected to produce 155,000 barrels of bitumen a day, approximately 10% of Canada’s oil supply.

The Scotford upgrader which is being constructed adjacent to Shell Canada’s existing Scotford refinery north of Fort Saskatchewan, Alberta. The Scotford upgrader will process the bitumen from the Muskeg River mine into a range of premium, synthetic crude oils and will be operated by Shell Canada.

Venezuela Shell Venezuela S.A. (Group interest 100%) holds an Operating Service Agreement (expiring 2013) with a subsidiary of the state oil company, Petroleos de Venezuela, to develop and produce the Urdaneta West Unit in Lake Maracaibo.

(c)  Other oil and gas interests: recent developments

Angola Shell Development Angola B.V. (SDAN) has an interest of 50% in Block 18 and of 10% in Block 21. During 2001, a 15% interest in Block 34 was acquired. Exploration drilling in 2001 resulted in two oil discoveries in Block 18.

Argentina Shell Compania Argentina de Petroleo (CAPSA) ( Group interest 100%) holds an interest with rights to operatorship and 51.25% of production in the CNO-4 Exploration Permit Rio Colorado and Valle Morado Exploitation Lot. In addition, CAPSA holds a 22.5% interest in the Acambuco concession. In 2001, production began from the San Pedrito field within the Acambuco concession.

Also during 2001, CAPSA’s 40% non-operator interest in the oil-producing La Ventana/Rio Tunuyan Concession was divested.

Azerbaijan The Group holds a 25% interest in non-operated Inam licence, offshore Azerbaijan.

Bangladesh A Group company holds a 50% interest in and is operator of Blocks 15 and 16; a 37.5% interest in the producing Sangu gas field (located in Block 16) and a 22% interest in Block 7. A joint venture including a Group company holds Block 5 and Block 10 (Group interest 45%). During 2001, production-sharing contracts for Blocks 5 and 10 were finalised and a Group company was designated as operator of the joint venture.

Cameroon Pecten Cameroon Company (PCC) (Group interest 80%) has 40% working interest in a PCC operated property (Lokele), 24.5% interest in non-operated property (Rio del Rey) and 25% interest in exploratory opportunities with the state (SNH) and another partner.

China Group Companies (Shell China Exploration & Production Company (SCEP), formerly Shell Exploration China Limited, and Pecten Orient China) hold a 47.5% interest in the offshore South China Sea Block 15/22 (Xijiang 30-2 producing field) and 24.5% in Block 15/11 (Xijiang 24-1 & 24-3 producing fields). In addition, SCEP operates an exploration licence to the north of the Xijiang fields (Block 15/12). SCEP also holds 100% of the contractors interest in the Changbei Petroleum Contract with CNPC, to assess the development potential of the Changbei gas field in the Ordos Basin of western onshore China.

Royal Dutch/Shell Group of Companies-Business and Property   17

India A Group company holds a 50% interest in the production-sharing contract for the Rajisthan Block RJ-ON-90/1 (25 years expiring in 2020). The national oil company, ONGC, has rights under the contract to exercise an option on a 30% interest during the production phase of the venture.

Iran A Group company has an agreement with the National Iranian Oil Company (NIOC) to develop the Soroosh and Nowrooz field in the northern Persian Gulf. This Group company will establish operations with a view to handing over operatorship to NIOC once full production has been reached.

Kazakhstan A Group company holds a 14.286% interest in the North Caspian Production Sharing Agreement in respect of some 6,000 km2 offshore in the Kazakhstan sector of the Caspian Sea. During 2001, the Group exercised its pre-emptive right to acquire additional interest in the North Caspian joint venture which would increase its share to 16.67%.

Morocco A Group company, Shell Recherches et Exploitation Maroc B.V. (SRM), obtained an exploration licence for five deepwater blocks named “Rimella” effective February 2001. The Exploration contract calls for 7% royalty on oil and 3.5% royalty on gas.

The exploration licence is for a period of two years with two extensions of two years subject to a minimum work commitment.

Pakistan In 2001 the Group completed an asset exchange of its 49.9% interest in Premier and Shell Pakistan BV (PSP) for increasing its interest from 20% to 28% in the Bhit Development and Production Lease and for 33.25% interest in the Kirthar Exploration licence.

Russia A Group company holds 55% interest in Sakhalin Energy Investment Company Ltd. Seasonal oil production continued from the Molikpaq facility on the Piltun field, offshore Sakhalin Island. The planned next steps will be the full development of the Piltun oil field and Lunskoye gas field including an LNG plant in the south of Sakhalin Island for export to the Asia-Pacific LNG markets.

During 2001 the Caspian Pipeline Consortium (CPC) (Group interest 3.675%) completed construction and began operation of a marine terminal at Novorossiysk and a 1,500-kilometre pipeline between Russia’s Black Sea coast and some oil fields in north-west Kazakhstan.

Salym Petroleum Development (Group interest 50%) has the licence to develop the Salym fields.

Saudi Arabia During 2001, the Group signed two core venture agreements, Core Venture 3 (projects in South Rub al Khali and Shaybah areas; Group interest 40% and appointed project leadership) and Core Venture 1 (South Ghawar gas development and related projects; Group interest 25%).

18   Royal Dutch/Shell Group of Companies-Business and Property

2 Gas & Power

The Gas & Power business encompasses: processing, selling and delivering natural gas by long-distance pipeline and – in liquefied form – by tanker; selling and delivering the liquid by-products of natural gas processing and Gas to Liquids conversion; marketing and trading of natural gas and electricity; wholesaling and retailing to industrial and commercial customers; and developing and operating independent power plants.

Processing

Location, Group interest in plantsa and capacity (at December 31, 2001)

		Group	100% capacity
		interest	million cubic
Natural gas processing plants[b]		%	feet daily[c]

Europe

Norway	Kaarstø	5	e

	Kollsnes	8	3,500

UK	Bacton, Norfolk	50	3,016

	St Fergus, Aberdeenshire	50	1,543

	Mossmorran, Fife[d]	50	e

Middle East

Abu Dhabi	Asab	15	306

	Bab	15	150

	Bu Hasa	15	512

	Ruwais[d]	15	e

Asia-Pacific

Australia	Karratha	22	2,100[f]

New Zealand	Oaonui[d]	94	700

USA

Alabama	Yellowhammer	64	200

Michigan	Kalkaska	100	350

Canada

Alberta	Burnt Timber	64	96

	Caroline	56	123

	Jumping Pound[d]	78	161

	Waterton[d]	78	187

	Wildcat Hills	27	106

Nova Scotia	Goldboro	27	508

		Group	100% capacity
		interest	million tonnes
Liquefied natural gas (LNG) plants		%	a year

Africa

Nigeria	Bonny	26	5.9

Middle East

Oman	Qalhat	30	6.6

Asia-Pacific

Australia	Karratha	22	7.5

Brunei	Lumut	25	7.1

Malaysia	Bintulu	15	17.0

Regasification terminal

Europe

Belgium	Zeebrugge	17	3.9

Utilisation of plant capacity					%

	2001	2000	1999	1998	1997

Liquefied natural gas (LNG)	92	89	93	89	94

a	Percentage rounded to nearest whole percentage point where appropriate.

b	Plants with capacities of at least 100 million cubic feet daily of natural gas, and excluding basic separation units.

c	One million cubic feet daily is approximately equivalent to 26,700 cubic metres daily.

d	Plants with fractionation facilities.

e	Fractionation plants processing NGL feedstock only.

f	Landed gas capacity for LNG, domestic gas and LPG processing.

Royal Dutch/Shell Group of Companies-Business and Property   19

Europe

Belgium A 16.7% Group interest is held in both Distrigaz, now a Belgian gas commercial and trading company, and Fluxys, into which its pipeline and transportation interests have recently been transferred.

Germany Brigitta & Elwerath Betriebsfurungsgesellschaft (BEB), a venture in which a Group company holds a 50% interest, is not only the major producer of oil and gas in Germany, but also one of the country’s major gas transmission companies. Group companies have minority shareholdings in major gas transmission and distribution companies, including Ruhrgas (14.7%), Thyssengas (25%), Avacon (2.2%, through Ferngas Salzgitter), Erdgas Munster (15%), Verbundnetz Gas (10.7%) and Hamburger Gas Werke (5.1%) and in pipeline companies METG, SETG and NETG.

Netherlands Contracts between Nederlandse Gasunie (Group interest 25%) and customers in Europe will provide for long-term sales of Dutch gas well into this century. In 2001, Gasunie sold 80 billion cubic metres of gas for both export and domestic consumption.

United Kingdom A wholly Group-owned gas marketing and trading company, Shell Gas Direct, maintained its market position during 2001, selling around 2.5 billion cubic metres of gas in the industrial and commercial market, and a small but increasing volume of electricity. Shell Energy (Group interest 100%) was established in 1999 and began trading and marketing electricity in Europe and Shell Gas Direct was moved into Shell Energy at the end of 2000.

Other Eastern Hemisphere

Australia A Group company directly and indirectly has a 22.4% interest in the liquefied natural gas (LNG) export phase and a 25.5% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North-West Shelf (NWS) (see page 14). Sale and purchase agreements with eight Japanese utilities call for the supply of LNG at an annual rate of some 7.3 million tonnes a year, equivalent to some 27 million cubic metres of gas a day. During 2001, the NWS joint venture partners committed to an expansion of the LNG plant through the construction of a fourth train with a 4.2 million tonnes capacity a year. This is based on binding Letters of Intent with existing and new Japanese utility customers. The new train is planned to start up in 2004.

The Gorgon area joint venture partners (Group interest 28.6%) are considering various LNG project options, ranging from agreement with the NWS joint venture, to the Gorgon Offshore LNG Development (GOLD), and domestic gas alternatives.

A wholly-owned Group company is also involved in a number of licences offshore Darwin in the Northern Territory with opportunities for both domestic gas and LNG export. The Sunrise gas fields are the most mature of these licences with a proposal to develop these fields using Shell’s floating LNG technology currently being considered by the joint venture partners. A decision on the development of these fields is expected in 2002.

Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). In March 1993 the contract to supply LNG to three power and gas utilities in Tokyo and Osaka was extended for a further 20 years at an increased sales quantity of some 5.5 million tonnes a year – equivalent to approximately 22 million cubic metres a day. In 2001, the total sales quantity to Japan and Korea was some 6.9 million tonnes a year. The LNG continues to be delivered in the fleet of LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest 50%), supplemented by a chartered LNG vessel. An eighth vessel is under construction by Brunei Gas Carriers Sendirian Berhad (Group interest 10%).

Malaysia Exports of LNG from Sarawak by Malaysia LNG Sendirian Berhad (Group interest 15%) began in January 1983 to two Japanese customers. The contract delivery rate was increased to 7.6 million tonnes of LNG a year (approx. 28 million cubic metres a day) in 1993. Three additional liquefaction trains (Group interest 15%) came on stream at the end of 1995, doubling capacity to some 17 million tonnes a year, with customers in Japan, South Korea and Taiwan. For the export volume, gas is supplied from fields operated by Group companies (see page 15). A third expansion to the Bintulu facilities, MLNG Tiga (Group interest 15%), is under construction and the output is currently being marketed.

Adjacent to the LNG facilities is a Gas to Liquids plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Group interest 71.8%). This plant converts approximately three million cubic metres a day of natural gas into some 12,500 barrels a day high-quality middle distillates and other products using Shell-developed technology. First commercial production of middle distillates and solvents from the plant occurred during 1993 using feedstock from offshore gas fields. Following an incident in late 1997, the plant

20   Royal Dutch/Shell Group of Companies – Business and Property

re-started successfully in mid 2000. A full range of liquid and wax products is being sold into speciality markets in Asia-Pacific, the USA and Europe.

Nigeria A LNG plant owned by Nigeria LNG Limited (NLNG) (Group interest 25.6%) started up in October 1999. The plant produces some 5.8 million tonnes of LNG a year for export under long-term contracts to customers in Europe. A final investment decision was taken in February 1999 by the shareholders of NLNG to expand the existing project, through the construction of an additional 2.9 million tonnes per annum LNG train and associated facilities. This is scheduled for completion in late 2002. LNG volumes from the expansion have been sold under long-term contracts to existing customers. In the first quarter of 2002, NLNG committed to a further two-train expansion, the NLNG Plus project to supply US and European markets. NLNG Plus will increase NLNG’s production of LNG to about 16.7 million tonnes a year in 2005/6.

Oman A 6.6 million tonnes a year LNG plant owned by Oman LNG (Group interest 30%) commenced operations in April 2000. LNG is sold to Korea, Japan and India.

Russia A Group company holds a 55% interest in Sakhalin Energy Investment Company Ltd. (Sakhalin Energy). Following the successful first phase oil development, the planned second phase includes construction, in the south of Sakhalin Island, of a two-train LNG plant with 9.6 million tonnes a year capacity for export to the Asia-Pacific LNG markets. (see page 18).

USA

During 2001, Gas & Power in the USA conducted business in the following areas: transportation of natural gas through offshore pipelines in the Gulf of Mexico, power equity investments, holding of LNG capacity rights in US import terminals, gas storage and arbitrage activities in Texas, natural gas marketing and trading in the USA and Canada, power marketing and trading in the USA, and energy management services.

In 2001, Shell US Gas & Power (Group interest 100%) divested the remaining non-strategic onshore pipeline assets in the USA. It manages the offshore pipelines in the Gulf of Mexico, an equity position in Enterprise Product Partners, an equity position in Tenaska Gateway power plant in Texas, and long-term gas transportation contracts in Canada. In addition, Gas & Power grew its interest in LNG import capacity with contracts acquired by Shell North America LNG for capacity rights through Cove Point and Elba Island terminals.

Following the acquisition by InterGen (see page 22) of 30% interest in Coral Energy Holdings, Shell Trading continued to operate and manage all of Coral’s gas storage and arbitrage activities in Texas, natural gas marketing and trading in the USA and Canada, power marketing and trading in the USA, and energy management services. In the first quarter of 2002, Kinder Morgan purchased InterGen’s Tejas gas pipeline and storage system.

Other Western Hemisphere

Bolivia In 1997, a Group company acquired a 25% stake in Transredes, an oil and gas pipeline company. In 1999, gas exports to Brazil commenced through a pipeline owned by GTB, a Transredes subsidiary in which the Group has a 29.75% stake.

Brazil In 1997, Group companies acquired a minority stake in Comgas, a Brazilian natural gas distribution company in the state of São Paulo. In 1998, an interest (25–30%) was acquired in a power station and associated gas supply pipeline at Cuiaba in western Brazil. In the same year an agreement was signed with Petrobras to develop an LNG import terminal in north-east Brazil. In 1999, a joint venture was formed with BG International that successfully bid for the final – and controlling – block of Comgas (total Group interest now 18.2%). The first phase of the Cuiaba plant (150 megawatt (MW), diesel-fired) has become commercially operational with 480 MW fully gas-fired expected in 2002. In 2000, Group companies, jointly with Enron, acquired the Transredes interests in the Cuiaba pipeline and power plant (Group interest in the various project entities now average 37%).

Royal Dutch/Shell Group of Companies – Business and Property   21

InterGen

InterGen is a major international developer of private power projects in which the Group has a 68% equity interest. InterGen brought four new facilities into operation in 2001, bringing the total generating capacity to 3.0 gigawatt (GW) (net equity interest) at year-end. (This includes its operating capacity in the USA, UK, Australia and China.) At the end of December 2001, the company had interests in 11 power stations under construction, whose capacities total 8.6GW (net equity interest), in the UK, Turkey, Egypt, Australia, Mexico and the USA. Three projects in the USA secured financing in 2001. Further power stations, with a total capacity of 6.9GW (net equity interest), are under active development in the USA, Brazil and the Netherlands.

3 Oil Products

(a) General

The Oil Products business encompasses sales and marketing of transportation fuels, lubricants, speciality products and technical services, together with refining, supply, trading and shipping of crude oil and petroleum products. Oil Products serves over 25 million customers a day through some 56,000 service stations, and more than one million industrial and commercial customers.

(b) Refining

At the end of 2001 Group companies have 23 refineries (excluding luboil plants at Pililla in the Philippines and Kaohsiung in Taiwan) operating in 15 countries. Group refineries with a crude distillation capacity exceeding 200,000 barrels a day (b/d) (on a 100% capacity basis) are at the following locations:

Country	Location	Capacity b/d

Netherlands	Pernis	416,000

Singapore	Pulau Bukom	458,000

UK	Stanlow	233,000

USA	Deer Park (Texas)[a]	334,000

a	Group interest: 50%.

In addition, outside of the USA, associated companies have 22 refineries in 18 countries – including four in Japan – with a total 100% nominal capacity at the end of 2001 of 1.8 million barrels a day (Group share: 0.5 million barrels a day). In the USA, in addition to Deer Park, the Group had a share in the four refineries of Equilon Enterprises LLC (Group interest 56%) and the four refineries of Motiva Enterprises LLC (Group interest 30%). In aggregate, the Group share of the nominal capacity of the Equilon and Motiva refineries at the end of 2001 was 0.5 million barrels a day. In 2002, the Group interest in Equilon and Motiva has risen to 100% and 50% respectively. (See page 28.)

22   Royal Dutch/Shell Group of Companies-Business and Property

Cost of crude oil processed or consumed
(including upstream margin on crude supplied by Group and associated exploration and production companies)

				$ per barrel

2001	2000	1999	1998	1997

23.56	27.50	17.58	12.58	18.88

Operable crude oil distillation capacity[a]	thousand barrels daily[b]

	2001	2000	1999	1998	1997

Europe	1,400	1,395	1,546	1,591	1,602

Other Eastern Hemisphere	1,155	1,099	1,073	1,072	1,070

USA	252	222	222	324	988

Other Western Hemisphere	398	372	371	364	370

	3,205	3,088	3,212	3,351	4,030

Crude oil processed[c]	thousand barrels daily[b]

	2001	2000	1999	1998	1997

Europe	1,309	1,337	1,531	1,602	1,657

Other Eastern Hemisphere	933	899	918	968	1,065

USA	218	196	188	282	984

Other Western Hemisphere	361	355	352	355	351

	2,821	2,787	2,989	3,207	4,057

Group share of associated companies	963	1,117	1,139	1,072	487

Crude oil distillation unit intake as percentage of operable capacity[d]	%

	2001	2000	1999	1998	1997

Europe	95	97	99	101	104

Other Eastern Hemisphere	90	85	90	93	101

USA	86	88	86	87	100

Other Western Hemisphere	94	98	97	97	95

Worldwide	92	92	95	97	101

Refinery processing intake[e]	thousand barrels daily[b]

	2001	2000	1999	1998	1997

Crude oil	2,821	2,787	2,989	3,207	4,057

Feedstocks	136	136	148	164	200

	2,957	2,923	3,137	3,371	4,257

Europe	1,359	1,394	1,602	1,670	1,723

Other Eastern Hemisphere	1,018	971	983	1,034	1,133

USA	219	198	192	308	1,045

Other Western Hemisphere	361	360	360	359	356

	2,957	2,923	3,137	3,371	4,257

million tonnes a year

Metric equivalent	148	147	157	169	213

Group share of Equilon and Motiva volumes (not included above)	thousand barrels daily[b]

	2001	2000	1999	1998	1997

Refinery processing intake	518	656	797	656	n/a

Royal Dutch/Shell Group of Companies-Business and Property   23

Refinery processing outturn[f]				thousand barrels daily[b]

	2001	2000	1999	1998	1997

Gasolines	1,002	957	1,021	1,088	1,492

Kerosines	313	320	368	387	507

Gas/Diesel oils	980	974	1,035	1,079	1,282

Fuel oil	316	316	361	434	538

Other products	344	350	283	324	355

	2,955	2,917	3,068	3,312	4,174

a	Group average operating capacity for the year and excluding mothballed capacity.

b	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil. Daily signifies per calendar day.

c	Including natural gas liquids; includes processing for others and excludes processing by others.

d	Including crude oil and feedstocks processed in crude oil distillation units, and based on calendar-day capacities.

e	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

f	Excluding “own use” and products acquired for blending purposes.

Europe

Germany In December 2001, regulatory approval was received for a 50:50 joint venture with RWE-DEA in Germany, Europe’s largest oil products market. This transaction was completed and the joint venture became operational in January 2002. In addition to the Shell refineries at Harburg and Godorf (included in the figures on pages 23 and 24), the joint venture will have two owned and operated refineries at Heide and Wesseling, plus equity interests in two refineries, Schwedt and Miro. In total the joint venture will have access to some 650,000 barrels a day.

Agreement was reached to outsource utility supply at Godorf refinery to a joint venture company with Steag GmbH.

Other Eastern Hemisphere

Japan In 2001, Showa Shell (Group interest 50%), as part of its strategic alliance with Japan Energy, reduced 50,000 barrels a day of capacity at its Yokkaichi refinery, and Japan Energy halted refining operations at its Chita refinery.

USA

Deer Park completed its Maya II coker expansion in the first quarter 2001, providing additional coker and distillation capacity. Primary capacity has risen to 334,000 barrels a day.

Other Western Hemisphere

Canada The Scotford refinery maintained first quartile position in Solomon measures of operational availability and non-energy costs, and continued to rank as best-in-class.

Modifications are being completed to the Scotford refinery to enable it to use lower cost feedstock. The feedstock will come from the Scotford heavy oil upgrader that is part of the Athabasca Oil Sands Project (see page 17) and is currently under construction. The work on the refinery modifications commenced in 2000 and is scheduled for completion during 2002.

24   Royal Dutch/Shell Group of Companies-Business and Property

(c) Marketing

Oil products sold by Group companies include motor, aviation and marine fuels, liquefied petroleum gas (LPG), petrochemical feedstocks, heating oils, fuel oils, bitumens, a range of industrial/engine lubricants and other petroleum products.

The Oil Products business operates the world’s largest single branded retail network. New generation Convenience Retailing business formats are extending the scale and range of customer offers at selected locations and there is continuing focus on the efficiency of the network, leading to rationalisation of site numbers in some markets.

The Shell brand is one of the most trusted and reputable in the world. The Shell Global Brand Tracker, believed to be the largest consumer tracking study of its kind, is run annually in over 50 of Shell’s retail markets. It measures, in a structured and objective way, the health of the Shell brand across the world and enables Shell companies to assess their competitive strength and brand appeal. The latest study confirmed Shell’s global lead in terms of Brand Preference – it was the most preferred brand in 28 of the 52 markets covered. The reach of the brand – with a Shell presence in over 140 countries and territories – provides the opportunity to combine the operational and cost benefits of global operations with a strong local brand affiliation.

Group companies continue to be leaders in automotive fuel performance and quality. The range of innovative products and services offered to customers has been further expanded, drawing upon extensive research and development capability as well as cooperation with the World Champion Ferrari Formula One Motor Racing Team. Differentiated fuels have now been launched in 40 countries, at 10,000 service stations, including a successful launch during 2001 in the UK. Plans are in place for further launches in 2002. Environmentally friendlier products continued to be introduced more widely, such as low-sulphur diesel, LPG, biodegradable lubricants for marine leisure and lead-replacement fuel.

Royal Dutch/Shell Group of Companies — Business and Property     25

Product volumes[a,b]				thousand barrels daily

	2001	2000	1999	1998	1997

Europe

Gasolines	531	510	506	490	462

Kerosines	164	178	192	187	181

Gas/Diesel oils	777	718	747	764	713

Fuel oil	174	192	186	208	216

Other products	206	212	199	193	182

	1,852	1,810	1,830	1,842	1,754

Other Eastern Hemisphere

Gasolines	328	334	344	347	354

Kerosines	133	124	131	147	152

Gas/Diesel oils	460	452	437	432	437

Fuel oil	200	203	220	221	221

Other products	156	138	130	124	120

	1,277	1,251	1,262	1,271	1,284

USA

Gasolines	181	189	185	283	825

Kerosines	30	31	31	54	169

Gas/Diesel oils	117	82	74	59	237

Fuel oil	23	17	25	38	58

Other products	132	114	71	269	210

	483	433	386	703	1,499

Other Western Hemisphere

Gasolines	315	306	321	310	328

Kerosines	80	81	85	93	80

Gas/Diesel oils	252	275	277	279	289

Fuel oil	100	107	104	118	110

Other products	123	128	123	148	144

	870	897	910	948	951

Export sales

Gasolines	481	455	279	257	302

Kerosines	154	128	128	113	122

Gas/Diesel oils	194	204	222	253	300

Fuel oil	168	204	175	163	168

Other products	241	192	174	166	180

	1,238	1,183	978	952	1,072

Total product sales

Gasolines	1,836	1,794	1,635	1,687	2,271

Kerosines	561	542	567	594	704

Gas/Diesel oils	1,800	1,731	1,757	1,787	1,976

Fuel oil	665	723	710	748	773

Other products	858	784	697	900	836

	5,720	5,574	5,366	5,716	6,560

a	Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. The USA and Canada figures include direct sales into these countries from elsewhere. Sales of condensate and natural gas liquids are included.

b	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

Group share of Equilon and Motiva volumes

(not included above)				thousand barrels daily

	2001	2000	1999	1998	1997

Total oil products sales	1,369	1,508	1,429	1,070	n/a

26   Royal Dutch/Shell Group of Companies-Business and Property

Sales by product as percentage of total product sales %

	2001	2000	1999	1998	1997

Gasolines	32.1	32.2	30.5	29.5	34.6

Kerosines	9.8	9.7	10.6	10.4	10.7

Gas/Diesel oils	31.5	31.0	32.7	31.3	30.1

Fuel oil	11.6	13.0	13.2	13.1	11.8

Other products	15.0	14.1	13.0	15.7	12.8

	100.0	100.0	100.0	100.0	100.0

Net product proceeds	$ million

by product	2001	2000	1999	1998	1997

Gasolines	24,859	27,046	18,594	18,603	28,957

Kerosines	7,397	7,877	5,300	4,748	7,325

Gas/Diesel oils	23,628	25,211	16,985	16,018	21,903

Fuel oil	5,490	6,752	4,309	3,546	4,873

Other products	10,324	10,470	8,243	7,631	10,154

Total oil products	71,698	77,356	53,431	50,546	73,212

by geographical area

Europe	25,077	26,189	18,648	16,944	19,822

Other Eastern Hemisphere	17,492	18,278	13,254	12,000	15,482

USA	4,595	5,068	3,202	3,916	14,858

Other Western Hemisphere	12,644	14,226	11,300	12,240	14,210

Export sales	11,890	13,595	7,027	5,446	8,840

Total oil products	71,698	77,356	53,431	50,546	73,212

Average net product proceeds	$ per barrel

by product	2001	2000	1999	1998	1997

Gasolines	37.10	41.20	31.16	30.22	34.93

Kerosines	36.11	39.69	25.61	21.91	28.52

Gas/Diesel oils	35.97	39.79	26.49	24.55	30.37

Fuel oil	22.62	25.52	16.62	12.98	17.26

Other products	32.95	36.51	32.38	23.23	33.29

Total oil products	34.34	37.92	27.28	24.23	30.58

by geographical area

Europe	37.09	39.52	27.92	25.20	30.96

Other Eastern Hemisphere	37.54	39.93	28.78	25.87	33.04

USA	26.09	31.98	22.70	15.27	27.15

Other Western Hemisphere	39.81	43.34	34.00	35.37	40.95

Export sales	26.31	31.40	19.69	15.67	22.58

Total oil products	34.34	37.92	27.28	24.23	30.58

e-Business is playing a role across a wide range of Oil Products businesses and activities. The Group continues to view e-Business as a tool to enhance relationships with customers and deliver process efficiencies. A number of e-commerce initiatives have been launched, including some involved with e-procurement and product order-entry in the business-to-business (B2B) sector. In 2001, systems were introduced which allow direct ordering by business consumers of various fuels and lubricant products, contractual agreement confirmation and dissemination of service station operating procedures, as well as providing valuable consumer information. The Group is a user of, and has an equity interest in, Intercontinental Exchange, an energy and metals trading platform. In addition, the Group is a founder shareholder of OceanConnect, a B2B portal for Marine Fuels. The site has seen business gain momentum in 2001 and has now reached bunker sales of over half a million tonnes a quarter.

Europe

Germany In December 2001, regulatory approval was received for a 50:50 joint venture with RWE-DEA in Germany, Europe’s largest oil products market. This transaction was completed and the joint venture became operational in January 2002. The joint venture, which will have some 3,200 service stations, in addition to having substantial sales to commercial customers totalling some 20 million tonnes a year, represents a step-change in Shell’s oil products market presence in Germany.

Greece/Turkey LPG marketing companies were acquired in Greece (third quarter 2001) and in Turkey (first quarter 2002).

Royal Dutch/Shell Group of Companies-Business and Property   27

Other Eastern Hemisphere

China Agreement has been reached with Sinopec on a joint venture which will result in a major expansion of Shell service stations in one of the world’s fastest growing economies.

USA

Oil Product’s activities in the USA consist ofthe transportation, refining and marketing of crude oil and petroleum products, through several operations. In early 2002, Shell Oil Company acquired the Texaco Inc. interest in Equilon Enterprises LLC. Equilon had been created in 1998 from Shell Oil Company’s and Texaco Inc.’s western and midwestern US refining and marketing businesses and both companies’ nation-wide trading, transportation and lubricants businesses. At the same time as the Equilon purchase, Shell Oil Company and Saudi Refining Inc acquired Texaco’s interest in Motiva Enterprises LLC, making Shell Oil Company and Saudi Refining Inc. 50:50 owners of that business. Motiva had been formed in mid-1998 by combining major elements of Shell Oil Company’s, Texaco’s and Saudi Refining Inc.’s eastern US and Gulf Coast refining and marketing businesses, including assets previously held by Star Enterprise, a partnership of corporate affiliates of Texaco and Saudi Refining Inc. In addition, Shell Oil Company holds a 50% interest in the Deer Park Refining Limited Partnership, which is a joint venture between Shell and a subsidiary of Mexico’s national oil company Petroleos Mexicanos (“Pemex”). Both Motiva and Deer Park are accounted for using the equity method of accounting, as was Equilon, until it became wholly owned in 2002.

Equilon and Motiva both market petroleum and other products directly and through independent wholesalers and retailers and have the exclusive rights to use the “Shell” brand on refined oil product sales in those areas of the USA where each company is authorised to conduct its respective business. In addition, Equilon and Motiva have the exclusive rights to use the “Texaco” brand on motor fuel sales in their respective areas through June 2004, and non-exclusive rights until June 2006. Equilon also has the non-exclusive right to use the Texaco lubricant brands for the 18 months subsequent to the closing of the Texaco buy-out.

Together, Equilon and Motiva hold a significant position in the US refined products industry, having an approximate 14.3% share of the US gasoline market. At the end of 2001 the two companies, together with Deer Park Refining, had nine refineries with a combined capacity of approximately 1.7 million barrels a day, interests in approximately 28,500 miles of pipelines and nearly 22,000 retail outlets.

In March 2002, Shell Oil Company announced that it had entered into an agreement to acquire Pennzoil-Quaker State Company (PQS) in the USA at a price of $22 per share in cash (valuing the total equity at approximately $1.8 billion), plus assumption of PQS outstanding debt (at December 31, 2001 this was approximately $1.1 billion). Completion of the transaction is subject to approval by PQS shareholders and regulatory authorities. This transaction is expected to be completed in the second half of 2002.

Other Western Hemisphere and Africa

South Africa Agreements have been signed to sell up to 25% equity in Shell’s marketing businesses in South Africa to the Thebe Investment Corporation as part of the Government’s Black Economic Empowerment programme.

Brazil In 2001, a further 258 service stations were sold in the south of the country. This reflected a retail network strategy of concentration in profitable high volume areas.

(d) Technical Services/Consultancy

Shell Global Solutions provides technical and consultancy services to industry customers drawing upon Shell technology and operations experience. The activity continues to grow, and has generated increased earnings for the third consecutive year. These results suggest there is significant demand for the expertise that Shell is able to make available on a commercial basis to local and international customers.

(e) Trading

In January 2001 a single global trading organisation – Shell Trading – was established to integrate the Group’s trading activities across the Oil Products, Gas & Power and Chemicals businesses. Benefits continue to accrue from the on-going integration of activities on a global basis.

28   Royal Dutch/Shell Group of Companies-Business and Property

(f) Shipping

During 2001, one 10,000 deadweight, three 45,000 deadweight and one 111,000 deadweight new building double hulled product carriers were acquired as part of leasing arrangements. One very large crude carrier was sold to third parties for conversion to a floating storage unit.

Tanker fleets

Oil tankers[a] (at December 31)				Number of ships					million deadweight tonnes

Owned/demise-hired	2001	2000	1999	1998	1997	2001	2000	1999	1998	1997

VLCCs (very large crude carriers over 160,000 dwt)	7	8	9	9	12	2.1	2.3	2.6	2.6	3.6

Large range (45,000 to 160,000 dwt)	17	16	17	18	21	1.3	1.3	1.4	1.4	1.7

Medium range (25,000 to 45,000 dwt)	6	5	7	8	9	0.2	0.1	0.2	0.3	0.3

General purpose (10,000 to 25,000 dwt)/Specialist	2	1	1	2	2	0.1	0.1	0.1	0.1	0.1

	32	30	34	37	44	3.7	3.8	4.3	4.4	5.7

Time-chartered

Large range[b]	17	9	9	15	18	1.5	0.7	0.8	1.3	1.6

Medium range	7	8	7	8	10	0.3	0.3	0.3	0.3	0.3

General purpose/Specialist	7	1	1	1	1	0.1	0.1	0.1	0.1	0.1

	31	18	17	24	29	1.9	1.1	1.2	1.7	2.0

Total oil tankers	63	48	51	61	73	5.6	4.9	5.5	6.1	7.7

Owned/demise-hired under construction or on order	–	–	–	1	1	–	–	–	0.1	0.1

Gas carriers[a] (at December 31)				Number of ships					thousand cubic metres

Owned/demise-hired (LNG)	2	–	–	–	–	253	–	–	–	–

Time-chartered (LNG)	–	2	2	2	2	–	253	253	253	253

Owned/demise-hired (LPG)	1	1	1	2	2	59	59	59	118	118

Time-chartered (LPG)	2	2	2	4	5	113	155	157	317	343

Total gas carriers	5	5	5	8	9	425	467	469	688	714

Owned/demise-hired under construction or on order (LNG)	4	–	–	–	–	556	–	–	–	–

a	Excluding ships of less than 10,000 dwt.

b	1997 includes one vessel in which a Group company has a minority interest.

4 Chemicals

Group companies currently produce a large number of base chemicals and petrochemicals. They are among the world’s largest producers of detergent intermediates – especially detergent alcohols – and are major suppliers of base chemicals, solvents, and ethylene oxide and its derivatives. In addition, they are major manufacturers of catalysts and additives.

The Chemicals portfolio consists of eight product business areas and four stand-alone companies or ventures – Basell, Infineum, CRI International and Saudi Arabia Petrochemical Company. The large-scale divestment programme announced in 1998, which has led to a radical restructuring of the chemicals business and a reduction in capital employed from $12.7 billion to $8.5 billion, was completed in early 2001. However, portfolio actions have continued.

The acquisition of the Yabucoa refinery in Puerto Rico at the end of 2001 will improve the supply of feedstocks to Shell Chemical LP operations in Texas and Louisiana. Plans were also announced to expand the lower olefins plant at Deer Park in Texas. This expansion will require only 70% of the unit capital cost of a new development. The application of Shell technology, coupled with expertise in cracking heavier feedstocks, will give the plant an advantaged commercial position and ethylene production capacity at the site will rise by about 400,000 tonnes a year.

Basell, the 50:50 Joint Venture with BASF, announced the rationalisation of polyolefin production in both Europe and the USA.

Royal Dutch/Shell Group of Companies-Business and Property   29

Plans were also announced for a new world-scale plant to produce polymer polyols – used in the production of specialist foams for the furniture and automotive industries – at Pernis, in the Netherlands. Also in the Netherlands, work has started on a new benzene extraction unit at Moerdijk which, when complete, will lead to reduced movements of benzene in Europe.

In China, which is expected to be one of the largest petrochemicals markets, the joint venture (Group interest 50%) with CNOOC Petrochemicals Investment Limited to build and operate a petrochemicals complex in Guangdong Province, China, is now in the stage of project definition. Subject to the final investment decision later in 2002, the partners aim to complete construction by late 2005.

In Canada, a joint venture contract was signed in 2002 with SGF Chimie, a subsidiary of the Societe generale de financement du Quebec, to form a 50:50 joint venture that plans to build and operate the first world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Canada. Planned capacity will be 95,000 tonnes a year.

Sales					$ million

Net proceeds by main product category[a]	2001	2000	1999	1998	1997

Base and Intermediates	5,376	5,822	4,285	4,124	5,419

Performance products	3,032	6,000	5,962	5,479	5,827

Differentiated products	670	1,649	1,617	2,127	2,651

Other	1,538	1,734	1,022	542	358

	10,616	15,205	12,886	12,272	14,255

Net proceeds by geographical area[a]

Europe	3,721	5,657	5,365	5,381	6,468

Other Eastern Hemisphere	1,659	1,921	1,621	1,324	1,573

USA	4,950	7,095	5,327	4,991	5,582

Other Western Hemisphere	286	532	573	576	632

	10,616	15,205	12,886	12,272	14,255

Sales volumes by main product category[b]				thousand tonnes

	2001	2000	1999	1998	1997

Base and Intermediates	13,143	11,606	11,358	10,910	11,219

Performance products	4,442	7,562	8,282	6,880	6,388

Differentiated products	1,293	1,120	1,266	2,194	1,903

Ethylene capacity[c] Group and associated companies

	2001	2000	1999	1998	1997

Nominal capacity (thousand tonnes/year)	5,808	5,438	5,307	5,259	5,195

Utilisation (%)	86	94	94	88	85

a	Excluding proceeds from chemical trading activity.

b	Excluding volumes from chemical trading activity.

c	Data includes the ethylene complex at Mossmorran, UK, in which a Group company has 50% offtake rights but no equity interest.

At December 31, 2001, Group companies had major interests in chemical manufacturing plants for the Group’s Chemicals portfolio, as described below and on the following pages.

Europe

Belgium CRI Catalyst Co Belgium N.V. (Group interest 100%) manufactures catalysts at plants in Ghent. Bayer-Shell Isocyanates N.V., a 50:50 joint venture, produces toluene diisocyanate (TDI) and diphenyl methane diisocyanate (MDI) in Antwerp. All of the TDI production is allocated to Shell. Belgian Shell has a 50% stake in North Sea Petrochemicals, which operates a propylene splitter and a propane dehydrogenation unit.

France At Berre L’Etang, Shell Petrochime Mediterranee (Group interest 100%) manufactures aromatics, butadiene, solvents, di-isobutylene (DIB) and some fine Chemicals (cyclo-octadiene/cyclo-dodecatriene). It operates polypropylene and polyethylene plants on behalf of Basell and a cracker on behalf of a 50:50 Shell Petrochime Mediterranee-Basell joint venture. It also operates additives plants on behalf of Infineum and several polymer units on behalf of third party companies. Basell also manufactures low-density polyethylene at Fos. The new Basell polyethylene plant started at the beginning of 2001.

30   Royal Dutch/Shell Group of Companies-Business and Property

Germany At Godorf, Deutsche Shell GmbH (Group interest 100%) manufactures benzene and toluene.

Netherlands Shell Nederland Chemie B.V. (SNC) (Group interest 100%) manufactures solvents, lower olefins and polyols at Pernis and ethylene oxide, lower olefins, styrene and propylene oxide at Moerdijk. At Pernis, SNC operates a polypropylene plant owned by Basell. At Moerdijk, SNC operates a styrene monomer and propylene oxide (SM/PO) plant, which is owned by Ellba CV, a 50:50 joint venture between the Group and BASF.

United Kingdom Shell U.K. Limited on behalf of Shell Chemicals UK Ltd. (both Group interest 100%) operates plants at Stanlow, where base chemicals, detergents and intermediates, and industrial chemicals are produced. Additives were also produced on behalf of Infineum (Group interest 50%) although this ceased at the end of 2001. Basell (Group interest 50%) at Carrington produces polypropylene and low-density polyethylene. Derivatives from ethylene oxide and propylene oxide are also manufactured at Carrington on behalf of Shell Chemicals UK. On the former ICI site at Wilton, Shell Chemicals UK Ltd has rights to an ethylene oxide supply and owns an ethoxylation unit. At Fife in Scotland, ExxonMobil operates an ethylene plant in which Shell Chemicals UK Ltd has an investment in a processing rights agreement entitling it to 50% of the output.

Other Eastern Hemisphere

Australia Basell produces polypropylene at plants in Clyde and Geelong, and operates a propylene splitting unit at Clyde.

China On December 28, 2000, Chinese authorities granted a business licence to the newly formed joint venture CNOOC and Shell Petrochemicals Company Ltd. This is a 50:50 joint venture between Shell Nanhai BV (Group interest 100%) and CNOOC Petrochemicals Investment Limited. A final investment decision will be made by the venture partners by the end of 2002 and if approved the joint venture plans to construct a petrochemicals complex in the Huizhou municipality of the Guangdong province. Its major products would include ethylene and propylene; styrene monomer/propylene oxide; mono-ethylene glycol; polypropylene; high-density polyethylene; low-density polyethylene; and butadiene. The partners aim to complete construction by late 2005.

Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture with Saudi Basic Industries Corporation, owns a one million tonne a year ethylene cracker and downstream plants capable of producing 3.6 million tonnes a year of crude industrial ethanol, ethylene dichloride, caustic soda, styrene and methyl tertiary butyl ether. Local and international marketing of SADAF products is handled by the marketing arms of both partners. The Group’s marketing effort is co-ordinated by Shell Trading (M.E.) Private Ltd. (Group interest 100%) located in Dubai, United Arab Emirates.

Singapore Group companies own equity interests of 50% and 30% in two Sumitomo-managed joint ventures, namely Petrochemical Corporation of Singapore Private Ltd (PCS) and The Polyolefin Company (Singapore) Pte Ltd (TPC) respectively. PCS owns and operates two ethylene crackers with a total capacity of one million tonnes a year of ethylene and 500,000 tonnes a year of propylene. In 2000, a condensate splitter unit, owned 50:50 by PCS and the Group, but located in and operated by the Group’s refinery on Pulau Bukom, was started up. This splitter supplies half of PCS’s feedstock requirements. Group companies also own 70% of Ethylene Glycols (Singapore) Pte Ltd and 100% of Seraya Chemicals Singapore (Pte) Ltd, which own and operate an ethylene oxide/glycols plant and a styrene monomer/propylene oxide (SMPO) plant respectively. A new world-scale SMPO plant is being built, on a 50:50 basis with BASF, on the Seraya site and is expected to start up in the second half of 2002. Mitsubishi Chemical Corporation has acquired capacity rights for up to 380,000 tonnes of styrene monomer with regard to the existing and new SMPO plants.

USA

Shell Chemical LP (Group interest 99.1%) has manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Manufactured chemical products include lower olefins, aromatics/phenol, solvents, ethylene oxide/glycol, higher olefins and their derivatives, propanediol (PDO), styrene monomer- propylene, additives and catalysts. These chemical products are used in many consumer and industrial products and processes and are sold primarily to industrial markets in the United States.

In 2001, the chemical products segment continued the overall expansion of the Geismar, Louisiana manufacturing facility in a project which will expand higher alcohols production by 150,000 tonnes a year. Other components of the expansion include providing additional production capacity through debottlenecking for detergent alcohols/derivatives (Neodols) and plasticizer

Royal Dutch/Shell Group of Companies-Business and Property   31

alcohols (Linevols). During 2002, it is expected that a new alcohol unit will be completed, this unit will produce a proprietary detergent alcohol product (High Solubility Alcohol). Additionally, a third linear olefins unit is projected to be in production by early second quarter 2002.

The joint venture (Group interest 62%) between Shell Chemical, BASF Corporation and ATOFINA Petrochemicals, Inc., a division of TotalFinaElf SA, continues with existing plans to build and operate a world-scale integrated butadiene complex (including a world-scale butadiene extraction unit, indirect alkylation unit, pipelines, and other offsite facilities) in Port Arthur, Texas. Planned for start up in the first half of 2003, the butadiene extraction facility will have a production capacity of 408,000 tonnes a year.

The lower olefins plant in Deer Park will be expanded through a major cracker debottleneck project. The additional capacity of approximately 406,000 tonnes of ethylene a year is planned to come on stream in late 2003. When completed, the world-scale Deer Park facility is expected to produce about 1.3 million tonnes of ethylene a year. A major part of the Deer Park output will feed a higher olefins and detergent development project at Geismar and a butadiene joint venture at Port Arthur. Shell is planning to connect these developments by pipelines with Deer Park.

Other Western Hemisphere

Canada Shell Chemicals Canada (Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol, and markets a broad range of petrochemicals. Manufacturing locations are at Scotford, Alberta, and Sarnia, Ontario. Basell owns and operates a polypropylene unit both at Varennes, Quebec, and at Sarnia. Basell also operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd.

5 Renewables

Group companies also seek opportunities in other businesses aimed at enhancing longer-term prospects for profitability. As a generator of “green” electricity and provider of renewable energy solutions, Shell Renewables develops and operates wind farms, manufactures and markets solar energy systems, and grows sustainably managed forests.

The Solar business manufactures solar photovoltaic products in the Netherlands and Germany. Sales operations have been established in South Africa, through a joint venture with the national utility Eskom (Group interest 50%), and with wholly-owned companies in India, Sri Lanka and the Philippines to market and supply solar home systems. In January 2002, the Group announced its intention to acquire its partners’ 67% share in the Siemens/EON/Shell global solar joint venture.

Shell is focusing on developing and operating wind farms and selling “green” electricity, building on its strengths in project management and offshore operations. With the acquisition of two new wind farms in the USA – Rock River in Wyoming and White Deer in Texas – the Group expanded its business during 2001 from 8 megawatts (MW) capacity to 138MW. These wind farms generate enough “green” electricity to meet the needs of some 60,000 US households.

6 Other business activities

For information on Shell Hydrogen, Shell Capital, Shell Consumer and Shell Internet Works see pages 52–53.

32   Royal Dutch/Shell Group of Companies-Business and Property

7    Research

Group research and development (R&D) programmes are carried out through a worldwide network of laboratories, with major efforts concentrated in the Netherlands, UK and USA; other laboratories are located in Belgium, Canada, France, Germany, Japan and Singapore. Group companies’ R&D expenses (including depreciation) for the years 1997 to 2001 are set out below:

Research and development expenditure				$ million

	2001	2000	1999	1998	1997

Total (including depreciation)	387	389	505	799	662

Exploration and Production
R&D is enabling Group companies to find and extract hydrocarbon reserves more efficiently. It also helps to reduce costs and improve operations, for instance, by providing ways of enhancing or extending existing infrastructure and minimising environmental impact. R&D is also helping to improve safety through better understanding and mitigating the underlying causes of accidents.

Specifically, R&D and other technical services aim to keep Group companies at the forefront of technologies by which:

•	the subsurface can be imaged and modelled, with a view to improving exploration success rates, increasing hydrocarbon recovery and reducing lead times from discovery to production;

•	the performance of oil and gas wells can be improved;

•	unit production costs can be reduced, particularly in support of Group companies’ deepwater activities;

•	unconventional resources and low mobility hydrocarbons can be profitably developed; and

•	best practices can be identified and implemented speedily at all operating locations around the globe.

Gas & Power
The focus of R&D has been on cost leadership and the creation of viable business opportunities through maintaining Shell’s competitive position in liquefied natural gas (LNG) technology, particularly LNG processing, safety, transport and storage. Recently the Floating LNG (FLNG) concept has been added to Shell technology portfolio. The concept benefits mainly from the elimination of a long pipeline needed to deliver feed gas to shore-based plants in the commercialisation of remote gas reserves. Group companies have a high international reputation in matters of safety and the environment, and are leading participants in the setting of safety standards for gas operations. The Group is further developing its leading position in Gas to Liquids (GTL) conversion through R&D programmes aimed at improving catalysts and process technology to further reduce capital costs and improve process efficiency. GTL product development is also an important focus of work. Furthermore R&D efforts are focused on maintaining a leading edge with regard to sustainable development across the Gas & Power technology portfolio.

Oil Products
R&D programmes continue to emphasise the improvement of key products and their applications and the further advancement of process technologies including related technical services that provide Group companies with a competitive advantage. For the fuels business, top tier differentiated fuels have been launched in 40 countries. For the lubricants business, about 40 new products have been delivered. Product stewardship considerations, particularly those related to health and the environment, continue to be given high priority in all areas.

Process research continues to emphasise improvements to the reliability, availability and control of refinery processes and gas plants and supports the optimal exploitation of existing assets. Catalyst development has contributed to increased margin generation. Environmentally focused programmes provide solutions ranging from soil remediation techniques to explosion hazard assessments.

A strategic programme aimed at developing medium-term options in sustainable energy and sustainable mobility is pursued, also covering new routes from biomass to bio-fuels. The further development of the catalytic partial oxidation technology is being followed up commercially and will enable the operation of fuel cells with hydrocarbons.

Royal Dutch/Shell Group of Companies – Business and Property   33

Chemicals
R&D and other technical services continue to improve key products and technologies that provide Shell Chemicals with leadership positions in selected products. Improvements in manufacturing processes – achieved by means of increased flexibility, product yield, energy efficiency or plant throughput – are leading to lower production costs at existing facilities intensification and manufacturing integration is resulting in lower unit investment costs. Market positions are being through the introduction of new product concepts, close technical links with important industrial customers, and the full of R&D into the business.

F            PERSONNEL

Employees by segment (average numbers)[a]			thousands

	2001	2000	1999	1998	1997

Exploration and Production	14	13	14	16	17

Gas & Power	2	2	1	1	1

Oil Products	58	58	57	58	61

Chemicals	9	14	18	20	21

Corporate and Other	7	8	9	7	5

	90	95	99	102	105

Employees by geographical area (average numbers)[a]			thousands

	2001	2000	1999	1998	1997

Europe

UK	10	10	11	12	11

Netherlands	10	10	9	9	10

Others	18	21	22	20	19

	38	41	42	41	40

Other Eastern Hemisphere	24	24	25	27	27

USA	12	14	15	17	22

Other Western Hemisphere	16	16	17	17	16

	90	95	99	102	105

Employees by segment (at December 31)[a]			thousands

	2001	2000	1999	1998	1997

Exploration and Production	15	13	13	15	17

Gas & Power	2	2	1	1	1

Oil Products	58	58	56	58	64

Chemicals	9	10	17	20	21

Corporate and Other	7	7	9	8	4

	91	90	96	102	107

Employee emoluments			$ million

	2001	2000	1999	1998	1997

Remuneration	4,651	4,560	4,980	5,260	5,515

Social law taxes	395	390	467	476	511

Pensions and similar obligations	(580)	(577)	(10)	245	82

	4,466	4,373	5,437	5,981	6,108

[a]	Excludes employees of associated companies such as those in Brunei, Germany, Oman and USA. Includes 50% of the employees of Shell Expro in the UK and of NAM in the Netherlands and 30% of Shell Petroleum Development Nigeria.

34   Royal Dutch/Shell Group of Companies - Business and Property

Selected Financial Data

Royal Dutch				per N.fl. 1.25 ordinary share [a]

	2001		2000	1999	1998	[b]	1997	[b]

Net assets – €	19.54		18.50	15.91	13.47		15.61

Total assets – €	20.52		19.42	16.77	14.31		16.44

Profit after taxation – €[c]	3.44		3.86	2.27	0.12		2.03

Dividends declared – €	1.66	[d]	1.59	1.51	1.45		1.41

Dividends – equivalent payment in dollars		[e]	1.40	1.47	1.60		1.55

[a]	The authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares par value N.fl. 1.25 each, and 1,500 priority shares, par value N.fl. 1,000 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000, 1999, 1998 and 1997 were 2,144,296,352 ordinary shares and 1,500 priority shares, and at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares. Translated into a euro amount, the issued and paid-up share capital at the end of 2000, 1999, 1998 and 1997 was €1,216,979,748[b] and at the end of 2001 was €1,206,969,043.

[b]	The euro figures for 1997 and 1998 are translated from the guilder amounts at the fixed conversion rate of 2.20371.

[c]	The calculation of per share data includes shares held to back share options (refer to Note 22 of the Group Financial Statements on page G25–26). There is no difference between basic and diluted earnings per share. Calculations are based on a weighted average of 2,119,873,567 shares in issue during the year 2001 (2000, 1999, 1998 and 1997: on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

[d]	Figure includes proposed final dividend of €0.96 per N.fl. 1.25 ordinary share, subject to finalisation by the General Meeting of Shareholders to be held on May 16, 2002.

[e]	The 2001 final dividend in dollars will be determined by the dollar/euro exchange rate ruling on May 21, 2002.

Shell Transport				per 25p Ordinary share[a]

	2001		2000	1999	1998	1997

Net assets – pence	173.5		166.0	142.4	135.0	146.7

Total assets – pence	182.6		175.0	151.1	144.0	156.2

Earnings – pence[b]	30.7		33.8	21.4	0.5	17.8

Dividends declared – pence	14.8	[c]	14.6	14.0	13.5	13.1

[a]	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and £10,000,000 Second Preference shares of £1 each.

The number of issued and paid up Ordinary shares, First Preference shares and Second Preference shares of Shell Transport at the end of 2000, 1999, 1998 and 1997 was:

		Number of issued shares
		2000, 1999
	2001	and 1998

Ordinary share	9,748,625,000	9,943,509,726

First Preference	2,000,000	2,000,000

Second Preference	10,000,000	10,000,000

The amount of issued and paid up share capital of Shell Transport at the end of 2001, 2000, 1999 and 1998 was:

Issued and paid up capital

2000, 1999

2001	and 1998

2,449,156,280	2,497,877,432

[b]	The calculation of per share data includes shares held to back share options (refer to Note 22 of the Group Financial Statements on pages G25–26). There is no difference between basic and diluted earnings per share. Calculations are based on a weighted average of 9,832,071,191 shares in issue during the year 2001 (2000 and 1999: on 9.943,509,726 shares in issue).

[c]	Includes proposed final dividend of 8.95p per 25p Ordinary share, which is subject to approval at the Annual General Meeting of Shell Transport on May 16, 2002.

Shell Transport				per New York Share[a]

	2001		2000	1999	1998	1997

Dividends and tax credits – equivalent payment in dollars		[b]	1.24	1.31	1.33	1.42

[a]	One New York Share or American Depositary Receipt (ADR) = six 25p Ordinary shares.

[b]	Not available at time of printing.

Under the provisions of the UK/USA Double Taxation Conventions, US resident holders of American Depositary Receipts (New York Shares) receive a tax credit (currently 10/90 of the net dividend) concurrently with their dividend – less a deduction for UK withholding tax at 15% or the value of the tax credit, whichever is the lower. The tax credit was 1/4 of the net dividend for dividends paid in years prior to 1999. US portfolio shareholders are subject to tax on the gross dividend (net dividend plus tax credit) with credit for the UK withholding tax. Amounts shown for 1997 are equivalent payments in dollars before deduction of income tax at 15%. The dividends paid in 1998 (1997 final and 1998 interim) were foreign income dividends and, as such, carried no tax credit and were not subject to withholding tax.

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under “Royal Dutch Petroleum Company – Articles of Association” (page 59) and The “Shell” Transport and Trading Company, Public Limited Company – Memorandum and Articles of Association” (page 70).

Selected Financial Data  35

Discussion and Analysis of Financial Condition
and Results of Operations

Royal Dutch Petroleum Company

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/Shell Group of Companies for the years 2001, 2000 and 1999 respectively amounts to €7,265 million, €8,272 million and €4,853 million. The dividends distributed from Group companies to Royal Dutch for the years 2001, 2000 and 1999 were respectively €6,148 million, €5,694 million and €3,183 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2001 amounted to €7,282 million compared with €8,285 million for 2000 and €4,861 million for 1999.

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1= €1.1302 at December 31, 2001). The amount thus obtained, which appears in the Balance Sheet on page R2, should regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, $1= €1.0737 at December 31, 2000 and $1= €1.1302 at December 31, 2001, led to a positive translation effect of €1,958 compared with a positive translation effect of €2,740 million in 2000. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 4 on pages R3 and R4 . The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/Shell Group” and “Investment reserves”.

The final dividend for 2001 proposed by the Supervisory Board and the Board of Management is €0.96 on each of the ordinary shares of N.fl. 1.25 outstanding at December 31, 2001. Subject to adoption of this proposal by the General Meeting of Shareholders to be held on May 16, 2002, payment of the final dividend will result in a total dividend for 2001 of €1.66 per ordinary share (compared with €1.59 and €1.51 per ordinary share for the years 2000 and 1999, respectively).

Euro reporting
With effect from 1999 euro reporting has been adopted instead of guilder reporting for the Financial Statements of Royal Dutch Comparative data previously reported in guilders have been translated into euro amounts using the fixed conversion rate of 2.20371 guilders per euro. However, the Financial Statements of the Royal Dutch/Shell Group of Companies will continue to be stated in dollars.

Share buyback and cancellation of shares
The Supervisory Board and the Board of Management, authorised by the General Meeting of Shareholders held on May 9, approved a share buyback programme, which took effect on February 8, 2001.

The General Meeting of Shareholders held on May 17, 2001, adopted a proposal to reduce the Company’s issued share capital by N.fl. 22,060,690 by cancellation of 17,648,552 ordinary shares which the Company had acquired up to that date. This cancellation effectively took place at September 5, 2001. The General Meeting of Shareholders further renewed the authorisation of the Board of Management, with effect from July 1, 2001, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in absence of such a price, the last previous price quoted there.

The Company repurchased a total of 42,861,352 shares in 2001.

On February 7, 2002, it was announced that the Supervisory Board and Board of Management had approved the continuation of the share buyback programme, subject to prevailing conditions.

It will be proposed to the General Meeting of Shareholders to be held on May 16, 2002, to cancel the shares acquired by the Company until that date and to renew the authorisation of the Board of Management for the acquisition by the Company of its own shares for a period of 18 months with effect from July 1, 2002.

Since the year end the Company had, under the share buyback programme, purchased on the market as at March 13, 2002, 1,500,000 ordinary shares, representing 0.07% of the Company’s issued capital as at December 31, 2001, for a total cost of €84.76 million, including expenses, at an average price of €56.49 per share.

36   Discussion and Analysis of Financial Condition and Results of Operations

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2001 amounted to £3,016.3 million (£3,360.9 million in 2000; £2,123.6 million in 1999). The amount available for distribution (inclusive of distributions from retained earnings by companies of the Royal Dutch/Shell Group) was £2,547.3 million in 2001 (£2,308.3 million in 2000; £1,393.1 million in 1999).

Shell Transport’s net assets at December 31, 2001 were £16,914.4 million, in comparison with £16,504.0 million at the end of 2000. Of these two amounts, £16,032.2 million and £15,629.4 million respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/Shell Group.

A final dividend of 8.95p per 25p Ordinary share has been declared for 2001. Subject to its approval at the Annual General Meeting to be held on May 16, 2002, dividends totalling 14.8p per 25p Ordinary share are payable in respect of 2001, in comparison with dividends paid of 14.6p and 14.0p for 2000 and 1999, respectively.

Share buyback
Since December 31, 2001 the Company had, under the Share buyback programme, purchased on the market as at March 13, 2002, 7,400,000 Ordinary shares, representing 0.08% of the Company’s issued share capital as at December 31, 2001, for a total cost of £35.40 million, including expenses, at an average price of 476.3 pence per share.

Shares purchased under the buyback programme will be cancelled and will not rank for dividends, but any shares purchased on or after April 17, 2002 will be entitled to the dividend payable on May 22, 2002.

Discussion and Analysis of Financial Condition and Results of Operations  37

Royal Dutch/Shell Group of Companies

Summarised Financial Data

Income data			$ million

	2001	2000	1999	1998	1997

Sales proceeds

Oil and gas	162,925	175,372	135,472	124,712	155,998

Chemicals	13,767	15,658	13,408	12,795	14,822

Other	589	481	826	767	837

Gross proceeds	177,281	191,511	149,706	138,274	171,657

Sales taxes, excise duties and similar levies	42,070	42,365	44,340	44,582	43,502

Net proceeds	135,211	149,146	105,366	93,692	128,155

Earnings by industry segment[a]

Exploration and Production	8,023	10,059	4,753	(60)	4,774

Gas & Power	1,226	112	398	(155)	318

Oil Products	3,067	2,068	2,105	2,675	2,685

Chemicals	230	992	1,064	(525)	1,200

Other industry segments	(287)	(12)	(28)	(46)	155

Total operating segments	12,259	13,219	8,292	1,889	9,132

Corporate	(320)	(825)	(538)	(810)	(949)

Minority interests	(387)	(30)	(193)	(178)	(58)

Earnings on an estimated current cost of supplies (CCS) basis[b]	11,552	12,364	7,561	901	8,125

CCS adjustment	(700)	355	1,023	(551)	(372)

Net income	10,852	12,719	8,584	350	7,753

Assets and liabilities data (at December 31)				$ million

Total fixed and other long-term assets	81,065	76,568	83,491	87,469	85,974

Net current assets/(liabilities)	(2,989)	3,232	(3,071)	(8,541)	(1,161)

Total debt	5,820	7,427	12,931	13,810	10,607

Parent Companies’ interest in Group net assets	56,160	57,086	56,171	54,962	60,386

Minority interests	3,477	2,881	2,842	2,701	2,216

Capital employed	65,457	67,394	71,944	71,473	73,209

Cash flow data				$ million

Cash flow provided by operating activities	16,933	18,359	11,059	14,729	16,730

Capital expenditure (including capitalised leases)	9,626	6,209	7,409	12,859	12,274

Cash flow used in investing activities	9,108	1,571	3,023	12,500	13,605

Dividends paid	9,627	5,501	5,611	5,993	5,382

Cash flow used in financing activities	11,562	9,125	6,256	3,582	6,088

Increase/(decrease) in cash and cash equivalents	(4,761)	7,388	1,326	(1,589)	(3,375)

Other statistics

Return on average capital employed[c]	19.2%	19.5%	12.1%	2.8%	12.0%

Total debt ratio[d]	8.9%	11.0%	18.0%	19.3%	14.5%

[a]	From 2001, operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are now included in the Corporate segment, and minority interests. Results for 1997–2000 have been restated to reflect this change.

[b]	On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

[c]	CCS earnings plus the Group share of interest expense, less tax on the interest expense, as a percentage of the Group share of average capital employed.

[d]	Total debt as a percentage of capital employed.

38  Discussion and Analysis of Financial Condition and Results of Operations

Capital investment			$ million

	2001	2000	1999	1988	1997

Capital expenditure[a]

Exploration and Production	6,875	3,801	4,137	6,474	5,724

Gas & Power	313	288	470	1,816	47

Oil Products	1,462	1,258	1,338	2,776	3,818

Chemicals	685	726	1,178	1,491	2,422

Other	291	136	286	302	263

	9,626	6,209	7,409	12,859	12,274

Exploration expense (excluding depreciation and release of currency translation differences)	857	753	1,062	1,595	1,160

New equity investments in associated companies	704	605	630	871	1,341

New loans to associated companies	370	556	394	411	385

Other investments	224	414	–	–	–

Total capital investment*	11,781	8,537	9,495	15,736	15,160

*comprising

Exploration and Production	8,000	4,839	5,390	8,316	7,260

Gas & Power	810	483	675	1,986	702

Oil Products	1,518	1,565	1,356	2,843	4,050

Chemicals	751	941	1,384	1,869	2,487

Other segments	332	153	296	311	276

New loans to associated companies	370	556	394	411	385

	11,781	8,537	9,495	15,736	15,160

Quarterly income data			$ million

				2001

	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter

Gross proceeds	40,394	43,079	45,981	47,827

less sales taxes, excise duties and similar levies	10,669	10,430	10,171	10,800

Net proceeds	29,725	32,649	35,810	37,027

Cost of sales	24,585	26,310	28,314	28,630

Gross profit	5,140	6,339	7,496	8,397

Operating profit	1,930	4,625	6,347	7,100

Net income	900	2,454	3,608	3,890

Earnings on an estimated current cost of supplies basis[b]	1,393	2,641	3,512	4,006

[Additional columns below]

[Continued from above table, first column(s) repeated]

Quarterly income data			$ million

				2000

	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter

Gross proceeds	50,811	49,478	46,042	45,180

less sales taxes, excise duties and similar levies	10,538	10,802	10,111	10,914

Net proceeds	40,273	38,676	35,931	34,266

Cost of sales	31,999	31,429	28,204	26,696

Gross profit	8,274	7,247	7,727	7,570

Operating profit	5,891	6,016	6,512	6,081

Net income	3,113	3,060	3,211	3,335

Earnings on an estimated current cost of supplies basis[b]	3,490	2,768	3,025	3,081

[Additional columns below]

[Continued from above table, first column(s) repeated]

Quarterly income data			$ million

				1999

	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter

Gross proceeds	43,799	40,147	34,368	31,392

less sales taxes, excise duties and similar levies	11,586	11,361	10,772	10,621

Net proceeds	32,213	28,786	23,596	20,771

Cost of sales	25,341	22,441	18,189	15,868

Gross profit	6,872	6,345	5,407	4,903

Operating profit	4,713	4,471	3,240	2,808

Net income	2,582	2,378	1,946	1,678

Earnings on an estimated current cost of supplies basis[b]	2,285	2,004	1,667	1,605

[a]	Capital expenditure includes tangible and intangible fixed assets acquired on purchase of new Group companies and additional joint venture interests.

[b]	On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

39  Discussion and Analysis of Financial Condition and Results of Operations

US dollar exchange rates[a]				€1 = $

			Average[b]	High	Low	Period end

Year:

1997	[c]		0.8887

1998	[c]		0.8996

1999			1.0588

2000			0.9209

2001			0.8909

Month:

2001		July		0.8797	0.8370

		August		0.9194	0.8775

		September		0.9310	0.8868

		October		0.9181	0.8893

		November		0.9044	0.8770

		December		0.9044	0.8773

2002		January		0.9031	0.8594

		February		0.8778	0.8613

As at March 13, 2002						0.8770

			£1 = $

		Average[b]	High	Low	Period end

Year:

1997		1.6397

1998		1.6602

1999		1.6146

2000		1.5138

2001		1.4382

Month:

2001	July		1.4290	1.3995

	August		1.4577	1.4135

	September		1.4745	1.4444

	October		1.4795	1.4214

	November		1.4650	1.4095

	December		1.4588	1.4164

2002	January		1.4482	1.4074

	February		1.4322	1.4117

As at March 13, 2002					1.4157

[a]	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

[b]	Calculated by using the average of the exchange rates on the last business day of each month during the year.

[c]	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

40   Discussion and Analysis of Financial Condition and Results of Operations

Summary of Group Results

Financial Results			$ million

	2001	2000	1999

Net income	10,852	12,719	8,584

Change	-15%	+48%	+2,353%

Earnings on an estimated current cost of supplies (CCS) basis	11,552	12,364	7,561

Change	-7%	+64%	+739%

Special credits/(charges)	(432)	(747)	468

Adjusted CCS earnings[a]	11,984	13,111	7,093

Change	-9%	+85%	+38%

[a]	Earnings on an estimated CCS basis excluding special items.

2001
Earnings for the year of $11,984 million on an estimated current cost of supplies basis excluding special items were the second highest ever, 9% lower than the record results of 2000. Lower crude oil prices and weaker refining and chemicals margins more than offset the benefits of increased hydrocarbon production, better marketing margins and cost improvements. Reported net income fell 15% to $10,852 million.

Lower costs made a substantial contribution to earnings, with cost improvements of $5.1 billion (relative to a 1998 baseline) exceeding the Group’s $5 billion target. Cost improvements were achieved by all major businesses. Exploration and Production delivered $2.1 billion, of which $0.7 billion resulted from lower exploration expenses. Oil Products also contributed $2.1 billion to the total, while Chemicals delivered $0.7 billion and other businesses $0.2 billion. With the economic slowdown and increased competition, continued cost management is a key driver for sustained business performance. New unit cost targets have been set equivalent to improvements of $500 million a year.

Capital investment rose 38% to $11.8 billion, mainly due to increased spending on growth projects in Exploration and Production. The return on average capital employed on a CCS earnings basis was 19.2%, just below the record 19.5% in 2000. The total debt ratio at the end of the year was 8.9%. Cash, cash equivalents and short-term securities amounted to $6.7 billion.

Total hydrocarbon production was at its highest levels in recent history and 2% higher than in 2000. Oil production fell by 2% because of natural declines in some fields, divestments and field performance. Production of natural gas, demand for which is rising faster than that for oil, was 10% higher than in 2000.

Crude oil prices weakened over the course of the year, with the sharpest falls recorded in the aftermath of September 11. Brent crude prices averaged $24.45 a barrel, compared with $28.50 a barrel in 2000. Oil prices were relatively robust until September, with market concerns over the economic slowdown in the USA offset by production restraints by the leading oil exporting countries. But post-September 11 fears of a global recession triggered additional price falls. Oil prices are expected to remain unsettled given the uncertain economic outlook.

With the exception of the US Gulf coast, industry refining margins fell last year driven by weakening demand due to the general economic slowdown. Refining margins in Europe and the USA are expected to remain under pressure in the first half of 2002, but could benefit if the US economy begins to recover later in the year. Surplus refining capacity in Asia-Pacific suggests margins will remain under pressure throughout 2002.

Marketing earnings benefited from higher gross fuels margins and the continued roll-out of differentiated fuels, which have now been introduced in 40 countries.

Trading conditions for the Chemicals business were challenging, especially in the USA, where the impact of falling demand was exacerbated by new capacity. Chemical volumes were essentially unchanged from 2000 and the outlook for Chemicals depends on the timing of any economic recovery in the USA.

Discussion and Analysis of Financial Condition and Results of Operations   41

2000
On an estimated current cost of supplies (CCS) basis excluding special items, earnings for 2000 – at $13,111 million – were 85% higher than those achieved in 1999. Reported net income for 2000 was $12,719 million, 48% above the 1999 result.

The overall business environment was more favourable as the benefit of higher oil and gas prices and higher refining margins more than offset the effects of lower marketing and chemicals margins. There was also a strong underlying earnings increase due mainly to cost improvements.

The cost improvement target for the end of 2001 (relative to the 1998 baseline), which was increased to $4 billion a year in December 1999, was reached a full year ahead of schedule. The $4.0 billion achieved comprised $1.9 billion for Exploration and Production (of which $840 million was from exploration expense savings), $1.4 billion for Oil Products, $550 million for Chemicals and $130 million for other businesses. The new cost improvement target of $5 billion a year by the end of 2001, was announced in December 2000.

Capital investment for 2000 totalled $8.5 billion, 10% down from the 1999 figure. The return on average capital employed on a CCS earnings basis for 2000 was 19.5%; in 1999 it was 12.1%. The total debt ratio at the end of 2000 was 11.0%; cash, cash equivalents and short-term securities amounted to $11.4 billion.

Underlying oil production growth for 2000 was 5%. Including the effects of divestments and production sharing contracts, oil volumes were essentially unchanged. Underlying gas production was 7% higher than in 1999. Including the effects of divestments and production sharing contracts, gas volumes were 4% higher than in 1999.

Oil products sales volumes in 2000 were 4% higher than in 1999. Chemical sales volumes were lower than in 1999, however, excluding the effects of divestments and the formation of Basell, underlying chemicals business growth was 7%.

In 2000, Brent crude prices averaged $28.50 a barrel compared to $17.95 a barrel in 1999. Oil prices climbed steadily during much of the year due to production restraints by the major oil exporting countries. These restraints prevented global oil stocks from recovering to normal seasonal levels.

Industry refining margins recovered in all markets from the record low levels of 1999 as product stocks remained low throughout 2000.

Chemicals trading conditions were particularly challenging in 2000. Towards the end of the year, cracker margins fell sharply to below the levels seen at the same time in 1999, and very difficult conditions prevailed in businesses downstream of the cracker.

EXPLORATION AND PRODUCTION

			$ million

	2001	2000	1999

Segment earnings	8,023	10,059	4,753

Special credits/(charges)	(24)	623	190

Adjusted segment earnings	8,047	9,436	4,563

Change	-15%	+107%	+111%

2001
Earnings
Adjusted earnings for 2001 of $8,047 million were 15% below the $9,436 million reported in 2000. The benefits from the highest hydrocarbon production in recent history and a 7% rise in gas realisations were more than offset by declining oil prices and increased depreciation and exploration expenses. Performance improvements remained a priority, and cost savings totalling $2.1 billion against a 1998 baseline were achieved in 2001. Special charges for 2001 amounted to $24 million, compared with special credits of $623 million in 2000, mainly related to gains from divestments.

42   Discussion and Analysis of Financial Condition and Results of Operations

Crude oil and natural gas prices
In 2001, the Brent crude oil price averaged $24.45 a barrel compared to $28.50 a barrel in 2000. Oil prices were affected during much of the year by the deterioration of the global economy and over-supply in the world oil market. Due to uncertainties surrounding economic growth and oil supply, crude prices are expected to remain volatile in 2002.

Natural gas prices outside the USA remain linked to liquids prices, and therefore in 2001 displayed similar volatility, declining in the second half of the year. US gas prices in particular declined markedly from record levels early in 2001.

Oil and gas production
Total hydrocarbon production rose by 2% in 2001. A 10% increase in gas production was offset by a 2% decline in oil production. Gas production was boosted by the acquisition of Fletcher Challenge Energy (FCE) in New Zealand, new fields in the UK, USA and Egypt and higher demand in the Netherlands, UK and Nigeria. The decrease in oil production was mainly attributable to normal declines in the UK, USA, Gabon and Australia and divestments in 2000. There was also some disappointing field performance in the UK. These decreases were partly offset by production from FCE and from fields that came on stream in the USA and UK.

Total oil and gas production for the five-year period from a 2000 baseline is expected to grow at an average annual rateof some 3% a year.

Portfolio actions
The upstream portfolio was strengthened in 2001 through both exploration success and acquisitions. Two major discoveries were made in Nigeria, one of which – Bonga South-West – was the largest industry discovery made in 2001, while Bolia-1X is still being analysed. In Brazil, Block BS-4, with estimated recoverable reserves of over 300 million barrels of oil equivalent, could become the cornerstone for the Group’s offshore developments in that country. New exploration licenses were also acquired in all the geographic areas where the Group has strategic interests.

The portfolio was further enhanced by the acquisitions of FCE in New Zealand and McMurry Energy Company (McMurry) in the USA. The acquisition of FCE has strengthened the Group’s presence in Asia-Pacific. McMurry has proven natural gas reserves in the Rocky Mountains. There were no significant divestments in 2001.

Also during 2001, two core venture agreements were signed in Saudi Arabia as part of the Kingdom’s initiative to open its gas and power sector to foreign investment. The Group will be a partner in Core Venture 1 (South Ghawar gas development and related projects; Group interest 25%) and will lead Core Venture 3 (projects in South Rub al Khali and Shaybah areas; Group interest 40%).

In April 2002, the Group announced that it had entered into an agreement to acquire Enterprise Oil plc (Enterprise) in the UK at a price of £7.25 per share in cash (valuing the total equity at approximately $5.0 billion), plus assumption of Enterprise outstanding debt (at December 31, 2001 this was approximately $1.2 billion). Completion of the transaction is subject to approval by Enterprise shareholders and regulatory authorities.

Capital investment
Capital investment of $8.0 billion was $3.2 billion higher than in 2000, mainly as a result of the acquisitions of FCE and McMurry, as well as increased project activity, especially in Canada, the USA and Nigeria. Two major developments that highlight Shell’s expertise in the technologically demanding but highly prospective deepwater environment, came on stream in 2001. Brutus, the Group’s fifth successful tension-leg platform in the Gulf of Mexico (Group interest 100%), was completed ahead of schedule and below budget. Malampaya (Group interest 45%), located in 850 metres of water off the Philippines, came on stream on time and within budget. The combined gas and power Malampaya project will provide about 30% of that country’s power generation requirements. In addition to the gas at Malampaya, an oil rim was recently discovered.

Reserves
The proved hydrocarbon reserves replacement ratio for 2001 is 74%. The proved hydrocarbon reserves replacement ratio before the effect of divestments and acquisitions is 52%, and the three-year rolling average (including oil sands) now stands at 101%. Proved reserves are equivalent to more than 14 years of current production. The additions to proved reserves arose mainly from discoveries and extensions in the USA and the UK, acquisitions in New Zealand, the USA and Brunei, improved recovery in Denmark and Oman and revisions in existing fields in the Netherlands and Nigeria, offset by negative revisions in Canada and Egypt.

Discussion and Analysis of Financial Condition and Results of Operations  43

2000
Excluding special items, record adjusted earnings of $9,436 million in 2000 were more than double the $4,563 million reported in 1999. The main reasons were higher oil prices (Brent was up 59%), higher gas realisations and volumes and lower operating and exploration expenses. Compared to the 1998 baseline, cost improvements reached $1.9 billion a year. This included $840 million lower exploration expense.

Including a net special gain of $623 million, reported earnings amounted to $10,059 million in 2000. Special items comprised mainly the profits on sale of a number of assets in the USA, the UK and Australia.

Brent crude prices averaged $28.50 a barrel compared to $17.95 a barrel in 1999. Oil prices rose throughout much of 2000 due to production restraints by the major oil exporting countries which prevented global oil stocks from recovering to normal seasonal levels.

Underlying oil production growth for 2000 was 5% as the benefits of new fields in the UK, USA, Oman and Canada and a lower impact from community disturbances in Nigeria were partly offset by normal field declines. Including the effects of divestments and production sharing contracts, oil volumes were essentially unchanged.

Underlying gas production in 2000 was 7% higher than in 1999 as increases in Oman, USA, UK, Egypt and Nigeria more than offset decreases in the Netherlands and Germany. Including the effects of divestments and production sharing contracts, gas volumes were 4% higher than in 1999.

The exchange of certain of the Group’s interests in the UK North Sea and in the Gulf of Mexico for Marathon’s interest in Sakhalin Energy in Russia was completed. A 7.5% interest in Sakhalin Energy was subsequently sold to Mitsubishi, resulting in a Group share of 55% and the lead role in the development and operation of the Sakhalin project.

In April 2000, the Group’s 36% common interest in Altura – an associated company in the USA – was sold. The Group share of Altura’s production in 1999 represented approximately 54,000 barrels of oil equivalent per day.

In Australia, the Group’s interest in the Barrow and Thevenard Island (Carnarvon Basin) concessions was divested. In the UK, the divestment of the Group’s interest in the Elgin and Franklin fields was concluded.

A letter of intent was signed to participate in the Saudi Natural Gas Initiative.

Capital investment of $4.8 billion was $0.6 billion lower than in 1999, reflecting continued investment discipline, stringent project selection, favourable exchange rate impact and project rephasing.

The proved hydrocarbon reserves replacement ratio for 2000 was 105% (before the effects of a significant divestment and acquisition programme). Therefore production during the year of 1.4 billion barrels of oil equivalent was more than replaced. Including the net effect of divestments and acquisitions, the replacement ratio was 69%.

The three-year rolling average proved hydrocarbon reserves replacement ratio (including oil sands and portfolio activities) stands at 117%.

The three-year rolling average oil and natural gas proved reserves replacement ratio (excluding oil sands) stands at 102%.

The additions to proved reserves arose mainly from discoveries and extensions in the USA and West Africa, improved recovery in Oman and Canada and revisions in existing fields in Oman and Venezuela, offset by the divestment of the Altura interest in the USA.

44    Discussion and Analysis of Financial Condition and Results of Operations

GAS & POWER

			$ million

	2001	2000	1999

Segment earnings	1,226	112	398

Special credits/(charges)	9	(641)	104

Adjusted segment earnings	1,217	753	294

Change	+62%	+156%	-31%

2001
Earnings
Adjusted earnings for 2001 of $1,217 million were a record, and 62% higher than the $753 million reported in 2000. This was mainly due to the growth in LNG volumes at the Nigeria and Oman facilities that came on stream in 2000, higher trading income and a performance bonus related to the natural gas liquids business in North America. These improvements were partly offset by lower results in power generation and higher project development costs associated with growing the business.

The growth in the LNG business was reflected in the 19% increase in equity LNG sales volumes, which reached 8.9 million tonnes in 2001, compared to 7.5 million tonnes in 2000.

Segment earnings for 2001 included a net special credit of $9 million. In 2000, segment earnings included net special charges of $641 million, mainly from the restructuring of assets in the USA.

Capital investment
Capital investment was $810 million compared with $483 million in 2000, excluding new loans to associated companies. Main investments during 2001 related to LNG projects, LNG shipping, power developments, offshore pipelines in the USA and the acquisition of equity stakes in gas distribution companies in Egypt and Greece.

Portfolio actions
The portfolio of LNG supply projects continues to grow, consolidating Shell’s leadership position in the expanding industry. A fourth train (the basic LNG processing unit) of 4.2 million tonnes per annum (Mtpa) was approved in Australia for the North West Shelf project for start up in 2004. It will supply existing and new Japanese customers. In Nigeria a 2.9 Mtpa third train is under construction for completion at the end of 2002. In the first quarter of 2002, NLNG committed to a further two-train expansion, the NLNG Plus project to supply US and European markets. A third expansion of the Malaysia LNG facility is under construction; the two additional trains will add some 7 Mtpa of LNG capacity in 2003. Other expansions of existing LNG facilities are being considered, while progress was made with new greenfield projects in Sakhalin (off Russia’s Pacific coast) and Venezuela.

Underpinning these supply projects, Shell has also secured access to several emerging LNG markets, including capacity rights in re-gasification terminals close to growing gas markets such as Cove Point and Elba Island in the USA, and in Spain. The Hazira terminal in Gujarat is now under construction to supply the growing Indian market. Two further LNG carriers were ordered for delivery in 2003/4 to support the growing LNG portfolio.

A floating LNG plant is being proposed for the development of the Sunrise gas fields in the Timor Sea, off Australia. This innovative design would be a cheaper and more effective alternative to traditional field development and LNG technology, and the same concept is also applicable to other remote offshore gas fields that might otherwise be uneconomic to develop.

Further studies were announced into investment opportunities for Shell’s Gas to Liquids technology (Shell Middle Distillate Synthesis) that turns gas into ultra-clean liquid fuels.

In Egypt, the Group acquired 18% of the shares in Natgas, which has a 20-year concession to build and operate a natural gas transmission and distribution network aimed at industrial and commercial customers.

A coal gasification project is underway in China’s Hunan province, using Shell technology to supply feedstock for a fertilizer plant. This project is part of the alliance agreement with Sinopec.

Discussion and Analysis of Financial Condition and Results of Operations    45

Four new power plants in the USA, UK, Australia and China were commissioned by InterGen (Group interest 68%) during 2001. Twelve more plants are under construction and other projects are under consideration. Two power plants designed to supply electricity during peak demand periods were commissioned to supply the growing California energy market. These were the first to be approved under the California Energy Commission’s emergency procedures. In the first quarter of 2002 Kinder Morgan purchased InterGen’s Tejas Gas pipeline and storage system. In addition, the Group won bids for the refurbishment of two power projects in Nigeria.

2000
Adjusted earnings for 2000 of $753 million were more than double those achieved in 1999 ($294 million). This was mainly due to income from new liquefied natural gas (LNG) plants in Nigeria and Oman, higher LNG margins, and higher marketing and trading earnings in North America. The Group share of LNG sales volumes reached 7.5 million tonnes in 2000, compared to 5.5 million tonnes in 1999.

Including special charges of $641 million, arising principally from the restructuring of assets in the USA (see Note 10 to the Group Financial Statements on pages G15–G16), reported earnings amounted to a profit of $112 million for 2000.

Capital investment was $483 million excluding new loans to associated companies. Major investments over 2000 related to power developments through InterGen and in South America, LNG shipping, Nigeria LNG, pipelines in the USA and finalisation of the rebuild of the Gas to Liquids plant in Malaysia.

A second LNG train came into operation in Nigeria in February 2000 and first cargoes of LNG were delivered from Oman in April. Letters of intent were signed for the sale of up to two million tonnes of LNG a year to Japanese gas companies starting in 2004 from an expansion of the North West Shelf LNG plant in Australia. In Malaysia, the Group’s interest in the Malaysia LNG Tiga plant was increased from 10% to 15%. A joint development agreement was signed to progress a Venezuelan LNG project. The Group and its partners in Nigeria and Oman agreed to look at expansion of their LNG projects.

A bid was successful for capacity in the US Cove Point LNG terminal which provides access to the growing US market. Agreements are also in place to develop a regasification terminal in Brazil and import projects are being developed in China and India.

In Greece, a 30-year franchise for the development and operation of the gas supply in the Athens region was awarded to a consortium in which the Group has a 19.6% interest. A joint venture company was set up to sell gas and electricity to customers in Victoria, Australia.

An expansion of the InterGen joint venture with Bechtel was completed. This involved the transfer of certain gas pipeline and power assets in the USA into the joint venture, and an increase of the Group’s interest in InterGen from 50% to 68%. InterGen secured financing on six power plants in 2000. This brings the number of plants under construction to 12 in total and will add a further 5.2GW (gigawatts) to the current net operating capacity of 1.2GW.

The Shell Middle Distillate Synthesis (SMDS) plant in Bintulu, Malaysia restarted on schedule. Advances in Shell Gas to Liquids technology and economies of scale led to the announcement that up to four plants, each with a capacity of 75,000 barrels a day, could be built in the next decade.

46   Discussion and Analysis of Financial Condition and Results of Operations

OIL PRODUCTS

			$ million

	2001	2000	1999

Segment earnings[a]	3,067	2,068	2,105

Special credits/(charges)	(310)	(970)	155

Adjusted segment earnings	3,377	3,038	1,950

Change	+11%	+56%	-32%

[a]	CCS earnings.

2001
Earnings
Record adjusted CCS earnings of $3,377 million were 11% up on 2000. The strong performance reflected the benefits from an extensive cost improvement programme that has delivered $2.1 billion in savings compared with a 1998 baseline. The rationalisation of under-performing assets also underpinned the improved performance.

Outside the USA, adjusted CCS earnings rose by 13% to $2,975 million. Higher marketing earnings were supported by higher gross fuels margins and the continuing introduction of differentiated fuels, part of a strategy of extracting greater value from the Shell brand through marketing innovations. Differentiated fuels have now been introduced in 40 countries.

In the USA, adjusted earnings were $402 million compared with $395 million in 2000. The Equilon and Motiva joint ventures recorded higher earnings, but these were partially offset by higher expenses outside these ventures.

Earnings from trading again made a substantial contribution and benefits continue to accrue from the integration of trading operations on a global basis.

Special charges in 2001 totalled $310 million worldwide, principally constituting restructuring and re-branding expenses connected with the acquisition of Texaco’s interests in the Equilon and Motiva joint ventures. The special charges for 2000 were mainly related to the impairment of the Rayong refinery in Thailand.

The improved marketing performance in 2001 was partly offset by a decline in refining earnings. Refinery intake was 3% down 2000, and margins came under pressure, particularly in the second half of the year. This was the result of lower demand due to economic slowdown, a consequent rise in stocks and increased competition exacerbated by surplus industry capacity.

Industry refining margins in Rotterdam averaged $1.80 a barrel in 2001, compared with $3.00 in 2000. Refining margins were also under pressure elsewhere. In Singapore, the average refining margin fell from $1.20 a barrel in 2000 to just $0.80 because of surplus refining capacity in Asia-Pacific. On the US Gulf coast, the average refining margin rose from $4.50 a barrel in 2000 to $5.30 in 2001, reflecting strong US gasoline prices in the first half of 2001.

With crude oil and product prices being lower towards the end of 2001 compared to 2000, inventory holding losses amounting to $700 million were reported. Inventory holding gains/losses are included in cost of sales in the Group Statement of Income.

Capital investment
Capital investment for 2001 amounted to $1,518 million, compared with $1,565 million in 2000. The focus was on marketing operations in key countries. In 2001 these accounted for $1,102 million of the total, while $360 million was spent on refining assets and $56 million on investment in associated companies.

Discussion and Analysis of Financial Condition and Results of Operations   47

Portfolio actions
Substantial progress was made in 2001 in strengthening the Group’s presence in key established markets and in broadening its base in new markets.

The potential for significant performance improvement in the USA was enhanced by the agreements with Texaco and Saudi Refining Inc. (SRI), regarding the Equilon and Motiva refining and marketing joint ventures. In February 2002, Shell acquired Texaco’s 44% interest in Equilon to become the sole owner, and Shell and SRI acquired Texaco’s interest in Motiva and became joint owners on a 50:50 basis. The aggregate purchase price for these interests was $2.1 billion together with the assumption of $1.4 billion of debt and $0.3 billion in pension liabilities. The acquisitions will enable a simpler management structure to be put in place in the USA and the re-branding and upgrading of the network will enhance Shell’s status as one of the leading gasoline brands in the world’s biggest oil market. Annual earnings improvements of $400 million (pre-tax) by 2004 are envisaged.

In December 2001, regulatory approval was received for a joint venture with RWE-DEA in Germany, Europe’s largest oil products market. The joint venture will be a step-change in Shell’s oil products presence in Germany, and will be consolidated in the Group’s Financial Statements from the first quarter 2002. Synergies and cost savings of $150 million (pre-tax) a year from 2003 are expected, and the joint venture will be fully integrated with Shell’s wider European oil products structure.

Shell Global Solutions, providing technology and technical expertise and services to industry customers, continues to grow, and has generated increased earnings for the third consecutive year. These results suggest there is significant demand for the selected technology that Shell has made available on a commercial basis to a wide range of major international customers.

The greatest increase in the demand for oil products over the next decade is expected to be in non-OECD countries, and during the year Shell concentrated its efforts on broadening its presence in the most promising ones. A joint venture agreement was completed with Sinopec in China for a major expansion of Shell service stations in one of the world’s fastest-growing economies. Another priority area is Eastern Europe, where Shell’s differentiated fuels have proved particularly successful in the countries where they have been introduced.

In March 2002, Shell Oil Company announced that it had entered into an agreement to acquire Pennzoil-Quaker State Company (PQS) in the USA at a price of $22 per share in cash (valuing the total equity at approximately $1.8 billion), plus assumption of PQS outstanding debt (at December 31, 2001 this was approximately $1.1 billion). Completion of the transaction is subject to approval by PQS shareholders and regulatory authorities. This transaction is expected to be completed in the second half of 2002.

2000
Adjusted CCS earnings for 2000 of $3,038 million were 56% higher than in 1999. This reflected the benefit of higher refining margins as well as accelerated cost improvements, partly offset by a decline in fuels marketing margins. Cost improvements compared to the 1998 baseline reached $1.4 billion a year.

Special items for 2000 amounted to a net charge of $970 million. This included a net charge of $783 million from asset disposals and impairment, mainly comprising a charge of $800 million for the impairment of the Rayong refinery in Thailand (see Note 10 to the Group Financial Statements on pages G15-G16). In addition there were charges of $187 million, principally related to provisions for litigation, environmental remediation, restructuring and redundancy.

In 2000 there were inventory holding gains of $355 million, as oil prices rose through the major part of the year. In 1999 there were higher inventory holding gains of $1,023 million. Inventory holding gains/losses are included in cost of sales in the Group Statement of Income. Including these holding gains, reported earnings were $2,423 million in 2000 compared to $3,128 million in 1999.

In 2000, industry refining margins recovered in all markets from the historically low levels of 1999 as product stocks remained low throughout the year. Refining margins increased from an average of $1.00 a barrel in 1999 to $3.00 a barrel in Rotterdam, from $0.65 to $1.20 in Singapore and from $1.95 to $4.50 on the US Gulf Coast.

Outside the USA, adjusted CCS earnings rose to $2,643 million, an increase of 50% over 1999. This reflected the benefits of higher refining margins and accelerated structural cost reduction, partly offset by a sharp decline in gross fuels marketing margins.

48   Discussion and Analysis of Financial Condition and Results of Operations

Refining earnings recovered sharply as industry margins strengthened. Lower unit refining costs further benefited earnings. There was also a higher contribution from trading operations as the benefits of the formation of the Group’s global trading network continued to grow. A progressive decline in gross fuels margins negatively affected marketing earnings over the greater part of 2000 as supply costs rose faster than sales prices. Reductions in unit marketing expenses and the successful launch in 30 countries of a differentiated fuels programme provided a substantial offset to the lower gross margins. Total inland sales volumes for 2000 were 1% lower than in 1999.

In the USA, adjusted CCS earnings rose from $193 million in 1999 to $395 million in 2000. Motiva and Deer Park achieved income improvements whereas earnings in Equilon were lower. Refining earnings benefited from higher industry margins on the West and Gulf Coasts but marketing earnings declined, as rising supply costs squeezed margins in fuels and lubricants.

Capital investment during 2000 amounted to $1.6 billion compared to $1.4 billion in 1999. Marketing remained the prime with the retail network attracting the highest proportion of capital expenditure.

Major progress was achieved in 2000 through the restructuring of refinery and retail portfolios and a programme of acquisition and divestment activities.

Actions to strengthen the refinery portfolio continued. In Europe the Sola refinery in Norway was closed and the Cressier refinery in Switzerland sold; in the USA Equilon’s Wood River refinery was sold.

Re-shaping of the retail portfolio progressed with the integration of retail sites acquired via swap and purchase arrangements the Shell networks in Greece, Italy, Poland, the Czech Republic and countries in West and East Africa. Sales of retail sites were completed in mid-west Brazil and south-eastern Italy.

CHEMICALS

			$ million

	2001	2000	1999

Segment earnings	230	992	1,064

Special credits/(charges)	(11)	67	76

Adjusted segment earnings	241	925	988

Change	-74%	-6%	+53%

2001
Earnings
Despite 2001 being one of the most challenging years for the chemical industry, the business remained profitable. The difficult trading conditions were reflected in the 74% fall in adjusted earnings to $241 million. Underlying volumes (excluding feedstock trading divested businesses) were maintained however, in spite of weak markets. Lower unit margins in most businesses, particularly in the USA, accounted for the decline in earnings. Lower demand due to the economic slowdown, combined with new capacity coming on stream also affected chemical markets.

Sales proceeds were down 30%, but allowing for the effects of divestments and portfolio restructuring, the decrease was 5%.

The weakness in cracker margins in the USA was exacerbated by a reversal in the second half of the year in the normally favourable economics of the liquid feedstocks used by Shell crackers. Cracker margins in Europe, although generally lower than in 2000, were better than in the USA.

Annual cost improvements of $726 million against the 1998 baseline have exceeded the $650 million target.

Discussion and Analysis of Financial Condition and Results of Operations   49

Capital investment
Capital investment in 2001 totalled $751 million, compared with $941 million in 2000. Capital is mainly being directed to projects that enhance the Group’s ability to manufacture and sell bulk petrochemical building blocks to large industrial customers.

Portfolio actions
The large-scale divestment programme announced in 1998, which has led to a radical restructuring of the chemicals business and a reduction in capital employed from $12.7 billion to $8.5 billion, was completed in early 2001. However, portfolio actions have continued.

The acquisition of the Yabucoa refinery in Puerto Rico at the end of 2001 will improve the supply of feedstocks to Shell operations in Texas and Louisiana. Plans were announced to expand the lower olefins plant at Deer Park in Texas. This expansion will require only 70% of the unit capital cost of a new development. The application of Shell technology, coupled with expertise in cracking heavier feedstocks, will give the plant an advantaged commercial position and ethylene production capacity at the site will rise by about 400,000 tonnes a year.

Basell, the 50:50 joint venture with BASF, announced the rationalisation of polyolefin production in both Europe and the USA.

Plans were also announced for a new world-scale plant to produce polymer polyols – used in the production of specialist foams for the furniture and automotive industries – at Pernis, near Rotterdam in the Netherlands. Also in the Netherlands, work has started on a new benzene extraction unit at Moerdijk which, when complete, will lead to reduced movements of benzene in Europe.

In China, which is expected to be one of the largest petrochemicals markets, the joint venture (Group interest 50%) with CNOOC Petrochemicals Investment Limited to build and operate a petrochemicals complex in Guangdong Province, is now in the stage of project definition. Subject to the final investment decision later in 2002, the partners aim to complete construction by late 2005.

2000
Adjusted 2000 earnings were $925 million, which compares with $988 million in 1999, when there was a benefit from lower taxation. The adjusted 2000 earnings exclude special credits of $67 million, resulting mainly from a net gain from the divestment programmes, partly offset by provisions for litigation. Reported earnings for 2000 of $992 million compare with $1,064 million in 1999.

Chemicals sales volumes in 2000 were 3% lower than in 1999. Excluding the effects of divestments and the formation of Basell (see below), there was an underlying increase of 7% mainly due to expansions in styrene monomer/propylene oxide, lower olefins, ethylene oxide/glycols and phenol in the Netherlands, the USA and Singapore. Overall unit margins were down 11% while underlying unit margins were 5% lower as higher feedstock costs squeezed margins, particularly in businesses downstream of the cracker such as polyolefins. Cracker margins rose in the first half of 2000 but then fell significantly, especially towards the end of the year. Weaker currencies in Europe also adversely impacted margins. Underlying fixed costs fell by 1%. This, plus the increase in volumes, meant that underlying unit fixed costs fell by 7%. Cost improvements reached $550 million a year compared to the 1998 baseline.

Capital investment in 2000 was $0.9 billion, which compares with $1.4 billion in 1999. Significant items in 2000 included: an expansion of cracker capacity at Moerdijk, the Netherlands; expansion of higher olefins production at Geismar, USA; and completion and start-up of the mono-ethylene glycol unit at Scotford, Canada.

The sale of the polyethylene terephthalate business was finalised in May 2000 and the resins and versatics business was sold in November 2000. At the end of September 2000, Basell, a 50:50 joint venture with BASF, was formed creating one of the world’s largest polyolefins companies. The venture combined the assets of Montell and Targor, the polypropylene businesses of the Group and BASF respectively, and Elenac, the polyethylene joint venture formed in 1997 with BASF. Also during the year, the Group participated in the creation of Elemica, an independent e-marketplace.

In China, a joint venture contract was signed with CNOOC Petrochemicals Investment Limited for a $4 billion petrochemical complex (Group interest 50%) in the Guangdong province.

50   Discussion and Analysis of Financial Condition and Results of Operations

OTHER INDUSTRY SEGMENTS

			$ million

	2001	2000	1999

Segment earnings	(287)	(12)	(28)

Special credits/(charges)	(96)	83	(29)

Adjusted segment earnings	(191)	(95)	1

Renewables

2001
In 2001, Renewables reinforced its competitive position in the rapidly expanding global market for renewable energy sources. The focus is on wind energy and solar power, the fastest-growing segments of this market. These have grown by more than 20% a year, and the strategy of Renewables is to establish significant, commercially viable businesses in both areas.

In January 2002, the Group announced its intention to acquire its partners’ 67% share in the Siemens/EON/Shell global solar joint venture. This establishes the Group as the world’s fourth largest supplier of solar panels in a market which is growing by around 25% a year. Shell is working on the development of a low-cost manufacturing process for thin-film solar panels to help broaden the solar market by bringing down costs, one of the main commercial barriers to the wider application of solar energy. Renewables also announced what will be one of the world’s biggest solar rural electrification projects, in a remote area of western China, where solar home systems will be installed in 78,000 households.

Wind power is also a promising market, with growing demand for “green” electricity. In 2001, a 50 megawatt (MW) wind farm in Wyoming, and an 80MW wind farm in Texas were acquired. The two projects, which between them can meet the energy needs of some 60,000 households, have boosted total installed capacity from 8MW to 138MW. The focus will remain on developing and operating wind farms, a business that builds on Shell’s expertise in deal structuring and project management. New opportunities to develop additional wind farms in the USA, Europe and Africa are being evaluated.

2000
Renewables aims to position the Group as a leader in renewable energy. Amongst the “new” renewable electricity sources, wind energy is nearly as competitive as conventional electricity and the industry is growing at more than 30% a year. The first UK offshore wind farm at Blyth, in which the Group has a 33% interest, began operation, and generates enough electricity to supply 3,000 households. The aim is to gain a competitive position in offshore wind energy using the Group’s skills in the design, implementation and operation of complex engineering projects.

In Solar, Renewables will build on the experience gained through existing operations in cell and module manufacture and marketing. The overall industry growth is some 20–25% a year, with the growth strongest in developed countries where the market is stimulated by strong government-supported programmes. Consolidation within the solar industry has led to a small number of large players emerging and continued pressure to reduce production costs. The proposed merger with Siemens Solar GmbH is an important development.

Biomass, while currently the largest provider of renewable energy, is growing more slowly. The Forestry business achieved significant increases in sales volumes and reductions in costs in the face of depressed markets.

Discussion and Analysis of Financial Condition and Results of Operations    51

Shell Hydrogen*

2001
In 2001, research intensified into the technologies that could underpin the future transformation away from fossil fuels and towards a hydrogen and fuel cell-based economy. Shell Hydrogen continued to develop its presence in a number of promising technological areas. Four joint ventures were created, two of which are private capital joint ventures that will invest in emerging companies concentrating on promising hydrogen and fuel cell technology. The remaining two focus on existing technology. One commercialises hydrogen-producing fuel processors while the other focuses on metal hydride hydrogen storage tanks.

The speed and intensity with which the emerging hydrogen economy develops will depend in part on the pace of regulatory and political change, especially regarding air emissions and the perceived threat of global warming. Growing concerns about security of energy supplies could also lead to heightened government interest in the industry, while electricity and gas market liberalisation has resulted in greater interest in smaller, more localised energy providers.

Shell Capital

2001
Shell Capital provides loans, credit cards and other financial products to individual and business customers in the energy and transport related sectors.

Shell Capital has been operating for three years and the focus in 2001 was on extending the range of products on offer, as well as expanding existing services. In the business sphere, Shell Capital made a number of loans to independent oil and gas producers in the USA, Canada and the Caspian Sea region. The expertise available within the Group provides insights into the viability of such projects and supports the selection process. In the USA, a number of loans were made to gasoline and convenience store owners. In Norway, a Shell Visa card was launched, and in the UK Shell Capital entered the vehicle financing market. Progress was also made in building up Shell Capital’s talent pool by attracting highly skilled people from the wider financial services industry.

2000
In 2000, Shell Capital continued to develop business lines in producer loans, consumer finance, structured finance and commercial lending. Shell Capital took over the management of the euroShell fuel card and multi-lingual portals were introduced across Europe for euroShell customers. A range of internet-enabled insurance products was launched in the Netherlands. A number of loan transactions with independent oil and gas companies were completed.

Shell Consumer*

2001
Shell Consumer was formed as a new business in March 2001. It has a mandate to grow new value in the consumer market and took over responsibility for the development of the Group’s existing retail gas and power business.

The focus of the business development activity in 2001 was primarily centred on retail energy, car servicing, heating, ventilation and climate control services, mobile services for motorists on the move and a range of services for home owners delivered via the internet.

*	Please note there is no historic material for these newly-introduced sections.

52    Discussion and Analysis of Financial Condition and Results of Operations

Shell Internet Works

2001
Shell Internet Works uses the internet and related technologies to develop new channels, products and services for business and consumers while serving as a vehicle for introducing new capabilities into the Group and the accelerated digitisation of its business processes.

In 2001, the focus was on establishing and extending commercial relationships with Shell customers by offering innovative new channels of communication.

In the business-to-business area, Shell has minority investments in Trade-Ranger, the leading energy and petrochemical e-procurement exchange, and Currenex, the online foreign currency trading business. Trade-Ranger completed its second round financing in 2001 and Currenex continues to grow rapidly as new functionality is added, aimed at extending its technological lead over its rivals.

In Argentina and Singapore, consumer-oriented portals were launched which provide customers with a variety of services and products. In both cases this includes ordering online and delivery of goods via the local service station network.

Shell Internet Ventures, the Group’s venture capital fund, made six investments totalling $25 million in technology companies with products and services relevant to Shell businesses.

2000
Every business pursued e-business opportunities initiatives during 2000. In the business-to-business sector, Group companies conducted e-business with customers and suppliers through dedicated extranets. The Group also co-founded, or participated in, nine business-to-business market places and exchanges. In the consumer area, Shell-branded initiatives were undertaken in many markets. Internally the focus was on digitising the business, and on the cost reductions and process efficiencies which this brings. In addition, a new business, Shell Internet Works, was established early in 2000 to develop cross-business and novel internet-related opportunities. This managed the Group’s participation in Trade-Ranger, the leading energy and petrochemicals e-procurement exchange, which began operations in third quarter 2000. By end 2000 there were e-procurement sites across the Group, operating in 18 locations in North America, Europe, Asia-Pacific and Africa. An equity investment was made in Currenex Inc., an internet- based foreign exchange service which started to provide services to the Group’s Treasury. A corporate venture capital fund was established to invest in appropriate internet-related ventures.

CORPORATE

2001
Adjusted earnings for 2001 are a loss of $320 million, a $317 million improvement over the $637 million loss recorded in 2000, reflecting reduced net interest expense from a year earlier and favourable currency exchange effects. The special charges in 2000 mainly related to the endowment of The Shell Foundation.

2000
In 2000, adjusted losses of $637 million were $99 million above those achieved in 1999. This was due to higher currency exchange losses and lower tax credits, partly offset by lower interest expenses.

Reported earnings in 2000 included special charges totalling $188 million, mainly related to the impact of the endowment of The Shell Foundation. The Foundation has been established to reinforce and complement the Group’s business approach to sustainable development and social performance. The Group has endowed the foundation with $250 million from which it will derive income to fund its programmes.

Discussion and Analysis of Financial Condition and Results of Operations   53

LIQUIDITY AND CAPITAL RESOURCES

Statement of Cash Flows
The net effect of the flow of funds for the year was a decrease of $4.8 billion in cash and cash equivalents.

Cash flow generated by operations decreased from $18.4 billion in 2000 to $16.9 billion in 2001, mainly reflecting the decrease in income. Within cash flow used in investing activities (net $9.1 billion), capital expenditure and new investments in associates increased by $3.3 billion to $10.7 billion. There were proceeds from sales of assets and disposals of investments in associates of $1.8 billion; in 2000 such proceeds amounted to $6.1 billion. Dividends of $9.4 billion were paid in 2001 to the Parent Companies, Royal Dutch and Shell Transport, an increase of $4.2 billion compared with 2000. This increase was primarily utilised by the Parent Companies for their share buyback programmes. In addition there was net debt repayment of $1.7 billion.

Financial condition
Cash, cash equivalents and short-term securities were $6.7 billion at the end of 2001 (the majority being held in dollars), down $4.8 billion on 2000, whilst the total of short and long-term debt decreased by $1.6 billion to $5.8 billion. The total debt ratio decreased from 11.0% in 2000 to 8.9% in 2001.

Net assets decreased by $0.9 billion to $56.2 billion during the year. Fixed and other long-term assets increased by $4.5 billion to $81.1 billion. Net current assets/liabilities decreased by $6.2 billion resulting in net liabilities of $3.0 billion. Available funds are considered to be sufficient to meet working capital needs.

Capital investment
Group companies’ capital expenditure, exploration expense, new investments in associated companies and other investments increased by $3.3 billion to $11.8 billion in 2001. Exploration and Production expenditure, at $8.0 billion (2000: $4.8 billion), accounted for more than two-thirds of this total. Oil Products investment totalled $1.5 billion (2000: $1.6 billion). Chemicals investment was $0.8 billion (2000: $0.9 billion), whilst Gas & Power accounted for $0.8 billion (2000: $0.5 billion).

Capital investment in 2002 is expected toincrease to around $14 billion, including the acquisition of additional interests in Equilon and Motiva in the USA. Exploration and Production continues to be the major element of capital investment. It is expected that the Group companies’ investment programme will be financed largely from internally generated funds.

Environmental and decommissioning costs
Group companies are present in over 140 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company toimplement a health, safety and environmental management system that is suited to its particular circumstances.

The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of wastes at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2001 for Group companies, based on allocations and managerial judgement, is $0.6 billion (2000: $0.6 billion). Expenditures of a capital nature to limit or monitor hazardous substances or releases include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgements which develop over time. Consistent with the preceding, estimated environmental capital expenditures made by companies with major capital programmes during 2001 were $0.4 billion (2000: $0.4 billion).

Those Group companies are expected to incur environmental capital costs of at least $0.4 billion per year during both 2002 and 2003. It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies’ future earnings, since this will depend amongst other things on the ability to recover the higher costs from consumers and through fiscal incentives offered by governments. Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies’ earnings. These risks are comparable to those faced by other companies in similar businesses. At the end of 2001, the total liabilities being carried for environmental clean-up were $454 million (2000: $475 million). In 2001, there were payments of $92 million and increases of provisions of $69 million. Provisions being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, amounted to $2,615 million (2000: $2,514 million).

54    Discussion and Analysis of Financial Condition and Results of Operations

OTHER MATTERS

Risk management and internal control
The Group’s approach to internal control is based on the underlying principle of line management’s accountability for risk and control management. The Group’s risk and internal control policy explicitly states that the Group has a risk-based approach to internal control and that management in the Group is responsible for implementing, operating and monitoring the system of internal control, which is designed to provide reasonable but not absolute assurance of achieving business objectives.

Established review and reporting processes bring risk management into greater focus and enable the Conference (meetings between the members of the Supervisory Board and the Board of Management of Royal Dutch and the Directors of Shell Transport) to regularly review the overall effectiveness of the system of internal control and to perform a full annual review of the system’s effectiveness.

At Group level and within each business, risk profiles which highlight the perceived impact and likelihood of significant risks are reviewed and discussed each quarter by the Committee of Managing Directors and by the Conference. Each risk profile is supported by a summary of key controls and monitoring mechanisms. This information is regularly updated to reflect, for example, new objectives agreed via the strategy development and planning process, changes in the operating environment and emerging issues. A risk-based approach to internal control continues to be embedded within the businesses. In addition, non-Shell operated ventures and affiliates are encouraged to adopt processes consistent with the Group’s approach.

The Group’s approach to internal control also includes a number of general and specific risk management processes and policies. Within the essential framework provided by the Statement of General Business Principles, the Group’s primary control mechanisms are self-appraisal processes in combination with strict accountability for results. These mechanisms are underpinned by controls including Group policies, standards and guidance material that relate to particular types of risk, structured investment decision processes, timely and effective reporting systems, and performance appraisal.

Examples of specific risk management processes include the Group Issue Identification and Management System, by which reputation risks are identified and monitored. A common Health, Safety and Environment (HSE) Policy has been adopted by Shell companies. All companies have HSE management systems in place, and for major installations the environmental component of such systems has been certified to international standards. The Group Financial Control Handbook provides managers throughout the Group with guidance regarding the application of internal financial controls, and establishes a clear set of criteria against which managers can judge the standards achieved in their own companies. The management of particular risks related to property, liability and treasury is described separately on page 56.

A procedure for reporting business control incidents enables management and the Group Audit Committee to monitor incidents arising as a result of breakdown in controls and to ensure appropriate follow-up actions have been taken. Lessons learned are captured and shared as a means of improving the Group’s overall control framework.

Formalised self-appraisal and assurance processes are in place covering performance in the areas of financial reporting and business integrity (Letter of Representation), HSE and the Statement of General Business Principles. The Letter of Representation includes a declaration by the management of each of more than 1,900 companies regarding the operation of sound financial controls, the proper recording of transactions and any instances of bribes or illegal payments. The results of this process and any qualifications made are reviewed by the Group Audit Committee, and support representations made to the external auditors.

In addition, internal audit plays a critical role in the objective assessment of business processes and the provision of assurance. Audits and reviews of Group operations are carried out by Group Internal Audit to provide the Group Audit Committee with independent assessments regarding the effectiveness of risk and control management.

Discussion and Analysis of Financial Condition and Results of Operations   55

Property and liability risks
The Group’s Operating Companies insure against most major property and liability risks with the Group’s captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.

Treasury and trading risks
As further discussed in Note 28 on page G32, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has Treasury Guidelines applicable to all Group companies, and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest-rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

Each Group company measures its foreign currency exposures against the underlying currency of its business (its “functional currency”), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to minimise foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies normally have their local currency as their functional currency.

The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.

Some Group companies operate as traders in crude oil, natural gas, oil products and other energy related products, using commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

Other than in exceptional cases, the use of derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision, and control and reporting systems.

Supplementary information on derivatives and other financial instruments and derivative commodity instruments is given on pages G36–G47.

Employees
Overall, the number of employees in Group companies has increased slightly compared to 2000 mainly as a result of the acquisition of Fletcher Challenge Energy and reclassifications of associates to Group companies. The completion of the Chemicals divestment programme resulted in a decrease in Chemicals employee numbers. Companies across the Group will continue with further streamlining over the coming year but this will be offset by the increase in personnel numbers resulting from the expansion in certain areas and activities including the effects of the acquisition of the remaining interest in Equilon in the USA, and the joint venture with RWE-DEA in Germany.

56    Discussion and Analysis of Financial Condition and Results of Operations

Impact of the euro
All of the main business segments are represented in the euro zone and their operations here account for a significant proportion of the Group’s total business. Group companies based in Economic and Monetary Union (EMU) countries transferred their accounting to euro during 2001. Group companies made a smooth transition to conducting business in euro on January 1, 2002 and will look for opportunities to improve competitiveness as a result of the increased price transparency created in the euro zone. The costs of preparation and implementation were expensed as incurred.

Cautionary statement
The Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward- looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Discussion and Analysis of Financial Condition and Results of Operations    57

Royal Dutch Petroleum Company

CONTROL OF REGISTRANT
Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government.

Ordinary shares
Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of N.fl. 1.25 each, approximately 61.5% is in bearer form; the remainder is registered. As at March 13, 2002, no person was known by Royal Dutch to be the owner of more than 5% of Royal Dutch’s ordinary shares. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management — Share Ownership” on page 66.

Priority shares
Royal Dutch has 1,500 priority shares outstanding, with a nominal (par) value of N.fl. 1,000 each. Each of the members of the Supervisory Board and each Managing Director is the holder of six priority shares. Taken together, the members of the Supervisory Board and the Managing Directors hold 66 priority shares. The other 1,434 priority shares were held, as at March 13, 2002, by the Royal Dutch Priority Shares Foundation. The Board of the Foundation consists of all the members of the Supervisory Board and the Managing Directors of Royal Dutch. The important special rights attaching to these shares are as follows:

•	determining of the number of members of the Supervisory Board and the number of Managing Directors, provided that the Supervisory Board should consist of at least five members and the Board of Management of at least two members;

•	drawing-up of a binding nomination consisting of two persons for filling vacancies on the Supervisory Board and the Board of Management;

•	granting of consent required for amendment of the Articles of Association or for dissolution of Royal Dutch;

•	granting of consent required for the assignment of priority shares.

The above-mentioned rights are exercised by the meeting of holders of priority shares. At this meeting one vote may be cast for each priority share, but no one may cast more than six votes in all.

Proposed amendment to the Articles of Association
It will be proposed to the General Meeting of Shareholders to be held on May 16, 2002, to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. Subject to shareholders’ approval the new nominal (par) value of the priority shares will be €448 and of the ordinary shares €0,56. The rights of the holders of the ordinary shares will not be impaired.

NATURE OF TRADING MARKET
The principal trading markets for the ordinary shares of Royal Dutch are the stock exchanges in Amsterdam and New York. Royal Dutch ordinary shares are also listed on stock exchanges in Austria, Belgium, France, Germany, Luxembourg, Switzerland and the United Kingdom.

Royal Dutch ordinary shares are issuable in bearer or registered form.

Royal Dutch shares of New York Registry may be transferred on the books of Royal Dutch and exchanged for bearer shares, for shares of Hague Registry or for shares of New York Registry of other denominations at JPMorgan Chase Bank (c/o JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013) as Transfer Agent and Registrar. The Transfer Agent maintains “drop facilities” at the offices of Securities Transfer and Reporting Services (STARS), 100 William Street, Galleria, New York, NY 10038, where stock certificates and related instruments may be received and redelivered. Besides being listed and traded on the New York Stock Exchange, Royal Dutch shares of New York Registry are also admitted to unlisted trading privileges on the following stock exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.

Royal Dutch ordinary shares other than those of New York Registry are predominantly in bearer form.

At March 13, 2002, there were outstanding 775,016,412 shares of New York Registry representing approximately 36.4% of the ordinary share capital of Royal Dutch, held by approximately 20,000 holders of record.

58  Royal Dutch Petroleum Company

The following tables set forth the high and low prices for Royal Dutch N.fl. 1.25 par value ordinary shares on Euronext Amsterdam and for Royal Dutch shares of New York Registry on the New York Stock Exchange for the periods specified:

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

1997	56.13	33.49	59.44	42.00

1998	56.95	36.57	60.38	39.75

1999	64.10	34.90	67.38	39.56

2000	75.90	51.51	65.69	50.44

2001	73.48	43.72	64.15	39.75

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

2000

1st Quarter	62.25	51.51	63.38	50.50

2nd Quarter	70.48	58.10	65.63	55.18

3rd Quarter	75.70	60.90	65.19	57.25

4th Quarter	75.90	61.36	65.69	54.44

2001

1st Quarter	68.59	60.95	64.15	53.63

2nd Quarter	73.48	59.01	62.46	53.30

3rd Quarter	69.10	43.72	59.09	39.75

4th Quarter	60.23	51.75	54.48	45.62

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

2001

July	69.10	61.61	58.42	54.06

August	67.35	60.63	59.09	54.25

September	63.64	43.72	56.75	39.75

October	60.23	52.90	54.48	48.50

November	59.85	51.75	52.40	45.62

December	56.90	51.75	50.28	46.32

2002

January	58.15	52.50	49.97	46.62

February	59.70	55.70	51.76	48.59

ARTICLES OF ASSOCIATION
The following are brief summaries of certain provisions of the Articles of Association of Royal Dutch and of Dutch law. Such descriptions do not purport to be complete and are qualified in their entirety by reference to Royal Dutch’s Articles of Association, Book 2 of the Dutch Civil Code and other Dutch laws. A copy of Royal Dutch’s Articles of Association translated into English has been filed as an exhibit to this Annual Report on Form 20-F.

General
Royal Dutch was founded in the Netherlands on June 16, 1890 and is registered with the Commercial Register in The Hague, the Netherlands under number 27002690. The object of Royal Dutch, as described in Article 2 of its Articles of Association, is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas, coal, chemical or metal industry, in mining or in one or

Royal Dutch Petroleum Company  59

more other branches of business. Royal Dutch is further entitled in general to do all that is necessary for the attainment of its object or that is connected therewith in the widest sense.

Managing Directors and members of the Supervisory Board
Royal Dutch is managed by a Board of Management under the supervision of a Supervisory Board.

(a)	A Managing Director or member of the Supervisory Board shall not vote in respect of a proposal, arrangement or contract in which he is materially interested.

(b)	A Managing Director shall not vote in respect of any matter regarding compensation to himself or to any of the other Managing Directors. Each of the Managing Directors receives a remuneration, which shall be fixed by the Supervisory Board. The maximum aggregate remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders for division by the Supervisory Board among its members.

(c)	The Managing Directors are empowered to exercise all powers of Royal Dutch to borrow money subject to the authorisation of the Supervisory Board being required for contracting loans that will mature in more than one year.

(d)	Managing Directors and members of the Supervisory Board are not required to hold shares of Royal Dutch in order to be qualified.

Rights attaching to each class of shares
(a)   Dividend rights
Under Dutch law, dividend distributions are limited to the amount by which, prior to such distributions, net assets exceed the aggregate of paid-up share capital and undistributable reserves.

Annual accounts consisting of a balance sheet, profit and loss account and notes to these documents, prepared by the Board of Management and reflecting the reservation of such amounts as the Board of Management, with the approval of the Supervisory Board, determines, are to be submitted each year by the Supervisory Board to a General Meeting of Shareholders for approval.

Out of the profit available for distribution, cumulative dividends of 4% of the nominal amount shall first of all be paid on the priority shares. The balance of profit available for distribution then remaining is distributed to the holders of ordinary shares, unless the General Meeting of Shareholders resolves that the whole or part of such profit be carried forward to the following year.

The Board of Management, with the approval of the Supervisory Board, may pay interim dividends on the ordinary shares and priority shares. On the recommendation of the Board of Management and the Supervisory Board, the General Meeting of Shareholders may resolve that a dividend or interim dividend on shares shall be payable in shares of Royal Dutch.

The right to claim payment of a dividend becomes forfeited upon the expiration of six years from the date on which the dividend was first made obtainable, at which time it reverts to Royal Dutch.

(b)   Voting rights
Pursuant to Royal Dutch’s Articles of Association, for each ordinary share with a nominal value of N.fl. 1.25, one vote may be cast at a General Meeting of Shareholders. For each priority share with a nominal value of N.fl. 1,000, eight hundred votes may be cast.

(c)   Rights to share in the company’s profits
Reference is made to (a) above regarding dividend rights.

(d)   Liquidation rights
In the event of a dissolution and liquidation of Royal Dutch, the holders of priority shares are entitled to receive the nominal amount thereof, plus accrued dividends thereon. The balance of the net proceeds of liquidation is to be divided among the holders of ordinary shares in proportion to their nominal amount.

60  Royal Dutch Petroleum Company

(e)   Redemption provisions
Neither the ordinary shares nor the priority shares are subject to any redemption provisions.

(f)   Sinking fund provisions
Neither the ordinary shares nor the priority shares are subject to any sinking fund provisions under Royal Dutch’s Articles of Association or as a matter of Dutch law.

(g)   Liability to further Capital calls
Since all of the registrant’s issued and outstanding ordinary shares and priority shares have been fully paid in, Royal Dutch has no further capital calls.

(h)   Discriminating provisions
There are no provisions under Royal Dutch’s Articles of Association or under Dutch law discriminating against a shareholder because of his ownership of a particular number of ordinary shares.

(i)   Pre-emptive rights
When new ordinary shares are issued, the existing holders of ordinary shares shall have a pre-emptive right in proportion to their holdings, unless the payment is to be other than in cash or the shares are issued to employees of Royal Dutch or a legal entity with which Royal Dutch is associated in a group. With the approval of the Supervisory Board, the Board of Management may resolve to suspend the pre-emptive right if the Board of Management has been designated by the General Meeting of Shareholders as competent to do so. Such designation can only take place for a period in each case of not longer than five years. The resolutions of the Board of Management and the Supervisory Board referred to above may only be passed by unanimous vote of all the Managing Directors and all of the members of the Supervisory Board present or represented at the meeting.

Holders of priority shares have no preferential right in the event of an issue of new shares.

Changing the rights of holders of shares
The rights of holders of ordinary and priority shares can be changed by amendment of the Articles of Association of Royal Dutch. Only the General Meeting of Shareholders can pass resolutions to that effect. Resolutions providing for the amendment of the Articles of Association, or for the dissolution of Royal Dutch, may only be adopted by the General Meeting of Shareholders with the prior consent, or, in the case of the former, subject to the subsequent approval, of a meeting of the holders of priority shares. A resolution providing for the dissolution of Royal Dutch may only be passed by a majority of at least two-thirds of the votes cast at a General Meeting of Shareholders at which at least three-fourths of the issued capital of Royal Dutch is represented. If such proportion of the issued capital is not so represented, such resolution may be adopted at a second general meeting to be held within eight weeks after the first meeting, at which meeting only an absolute majority of the votes cast, irrespective of the part of the issued capital which is represented thereat, shall be required to adopt the resolutions.

General Meetings of Shareholders
General Meetings of Shareholders are to be held in Amsterdam, The Hague or Rotterdam. Notice of the meeting is to be given by advertisement at least three weeks in advance in at least one daily newspaper published in The Hague and two national daily newspapers published in the Netherlands. This period may be reduced to fifteen days in urgent cases. At least one General Meeting of Shareholders is to be held annually. In order to attend a General Meeting of Shareholders and exercise voting rights thereat in person or by proxy, shareholders must be registered as such at a time to be determined by the Board of Management on either the register of shareholders or, in the case of holders of bearer share certificates, on a register designated by the Board of Management, and, in each case, they must have notified Royal Dutch in writing of their desire to exercise these rights not later than at the time and at the place specified in the notice of convocation of the meeting. Failing the designation of a register of holders of bearer share certificates by the Board of Management, holders of bearer share certificates must deposit their certificates against receipt not later than at the time and the place specified in the notice of convocation. None of the times referred to in the previous two sentences may be set on a date earlier than the seventh day before that of the meeting.

General Meetings of Shareholders may be held as often as the Board of Management or the Supervisory Board deem advisable, and may also be held when holders of ordinary shares representing at least one-tenth of the issued share capital address to the Board of Management and to the Supervisory Board a written request to convene a general meeting, specifying the subjects to be discussed. If such request is not acted upon so as to enable the meeting to be held within six weeks, the persons making the request may be empowered by the President of the District Court in The Hague to convene the meeting themselves.

Royal Dutch Petroleum Company  61

The Agenda for a General Meeting of Shareholders is to be specified in the notice of convocation of the meeting. No other business may be transacted at the meeting.

An absolute majority of the votes cast is required for the adoption of resolutions, except in those cases where Dutch law or the Articles of Association prescribe a larger majority. An absolute majority of the votes cast is required for the appointment of persons to office, provided that, if after two polls such majority has not been obtained, another poll is to be taken between the two persons obtaining the highest number of votes in the second poll, after which in the event of an equality of votes, the election is to be decided by the drawing of lots.

Limitations on rights to own shares
There are no limitations imposed by Dutch law or Royal Dutch’s Articles of Association on the rights to own ordinary shares, including the rights of non-resident or shareholders to hold or exercise voting rights on the ordinary shares.

Provisions, which would delay, defer or prevent a change of control
None, other than the provisions regarding the rights of holders of priority shares as described in “Control of Registrant – Priority shares”.

Threshold for disclosure of share ownership
There are no provisions in the Articles of Association of Royal Dutch requiring disclosure of ownership of shares, but Dutch law requires owners of 5% or more of the share capital of a company listed on a Stock Exchange in the European Union or the European Economic Area to notify their interest to the company.

Changes in capital
The conditions imposed by Royal Dutch’s Articles of Association for changes in capital are not more stringent than required under Dutch law.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
The Dutch External Financial Relations Act of 1994 enables the Minister of Finance or the Central Bank of the Netherlands, as the case may be, to issue regulations with regard to a number of financial transactions relating to the import and export of capital. The regulations as issued and applied to date have not restricted the activities and operations of Royal Dutch and the Dutch Group companies.

There is no legislative or other legal provision currently in force in the Netherlands or arising under the constituent documents of Royal Dutch restricting remittances to non-resident holders of Royal Dutch’s securities.

TAXATION
Income tax
Royal Dutch is generally required by Dutch law to withhold tax at a rate of 25% on dividends. Under the current income tax convention between the United States and the Netherlands, dividends paid by a Dutch corporation to an individual resident of the United States, a corporation organised under the laws of the United States (or of any state or territory thereof) or any other legal person subject to US Federal income tax with respect to its worldwide income (a “US shareholder”) that qualifies for benefits under the convention are generally subject to Dutch withholding tax at a reduced rate of 15% of the amount of the dividend (provided the shares on which the dividend is paid are not part of the business property of a permanent establishment of the shareholder in the Netherlands). In general, the entire dividend (including the withheld amount) will be dividend income to the US shareholder, not eligible for the dividends received deduction allowed to corporations, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s US income taxes or a deduction subject to certain limitations. Under a provision of the Dutch dividend tax act, Royal Dutch will apply a credit (up to a maximum of 3% of the gross dividend amount) against the amount of the dividend tax withheld before remittance to the Dutch tax authorities. For the 2001 final dividend this credit is 3% of the gross dividend from which dividend tax is withheld. The benefit of this credit is passed to the Group in accordance with the arrangements between Royal Dutch and Shell Transport. Because of this credit, the US tax authorities may take the view that the Dutch withholding tax eligible for credit or a deduction by a US shareholder against its US income tax liability should be limited accordingly. Under said convention, some US organisations that are generally exempt from US Federal income tax and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits are exempt at source from withholding tax on dividends received from a Dutch corporation. Under the income tax convention between the United States and the Netherlands rules relating to the qualification of pension funds have been issued. These rules determine the treatment under said convention.

62  Royal Dutch Petroleum Company

US organisations that are exempt from US Federal income tax, that are operated exclusively for religious, charitable, scientific, educational or public purposes and that would be exempt from tax in the Netherlands if they were organised, and carried on all their activities, therein, are subject to withholding tax but may file for a full refund.

For Royal Dutch shareholders resident in any country other than the United States and the Netherlands, the availability of a whole or partial exemption or refund of the Dutch withholding tax is governed by the tax convention, if any, between the Netherlands and the country of the shareholder’s residence.

Taxation on capital gains
Capital gains on the sale of shares of a Dutch company by a US shareholder are generally not subject to taxation by the Netherlands unless the US shareholder has a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which are part of the business property of the permanent establishment.

Succession duty and gift taxes
Shares of a Netherlands corporation held by an individual who is not a resident or a deemed resident of the Netherlands will generally not be subject to succession duty in the Netherlands on the individual’s death unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Dutch company by a person who is not a resident or a deemed resident of the Netherlands is generally not subject to Dutch gift tax.

MANAGEMENT
In accordance with its Articles of Association, Royal Dutch is managed by a Board of Management consisting of at least two Managing Directors, under the supervision of a Supervisory Board consisting of at least five members. Managing Directors are appointed by the General Meeting of Shareholders from the persons nominated by the meeting of holders of priority shares and hold office until they retire unless discharged earlier by the General Meeting of Shareholders.

The Supervisory Board is a separate body which does not include the Managing Directors. Members of the Supervisory Board are appointed by the General Meeting of Shareholders from the persons nominated by the meeting of holders of priority shares. Each year, one of the members of the Supervisory Board retires by rotation but is eligible for re-election. Further, a member of the Supervisory Board retires after having served on the Supervisory Board for a period of 10 years or retires effective on the first day of July following the initial April 1 on which the member is 70 years of age.

Nominations for the appointment of a Managing Director or a member of the Supervisory Board shall be made by a meeting of holders of priority shares and may also be made by one or more holders of ordinary shares representing in the aggregate at least 1% of the issued share capital, if approved by the meeting of holders of priority shares. Each such nomination shall contain the names of at least two qualified persons. Shareholders cast all of their votes on either of the two qualified persons. Votes cast at a General Meeting of Shareholders in favour of the election of other persons are void.

If a vacancy occurs on the Board of Management when there are still at least two Managing Directors in office, or on the Supervisory Board when there are still at least five members in office, the Board of Management shall notify the Chairman of the meeting of holders of priority shares, which meeting shall decide, after consulting the Supervisory Board and the Board of Management, whether the vacancy is to be filled. If it is resolved to fill the vacancy, the appointment shall be made at the next General Meeting of Shareholders. If there are not at least two Managing Directors or at least five members of the Supervisory Board still in office, a General Meeting of Shareholders shall be held within three months after that situation has arisen in order to fill the vacancy.

Royal Dutch Petroleum Company  63

The Managing Directors, members of the Supervisory Board and officers of Royal Dutch at March 13, 2002, were:

Managing Directors
Jeroen van der Veer President
Born October 27, 1947, Dutch. A Managing Director of the Company since 1997 and President since 2000. A Group Managing Director since 1997. Joined the Group in 1971 in refinery process design and held a number of positions in refining and marketing in the Netherlands, Curaçao and the UK. Area Co-ordinator Sub-Saharan Africa 1990–92 and a Managing Director of Shell Nederland with responsibility for the Pernis refinery and petrochemical complexes at Pernis and Moerdijk as well as the chemicals business 1992–95. President and Chief Executive Officer of Shell Chemical Company in the USA 1995–97. A member of the Supervisory Board of De Nederlandsche Bank.

Walter van de Vijver
Born November 1, 1955, Dutch. A Managing Director of the Company since July 2001. A Group Managing Director since July 2001. Joined the Group in 1979 as a petroleum engineer. Worked in exploration and production in Qatar, Oman, the USA, the UK and the Netherlands. General Manager Brent Business Unit of Shell U.K. Exploration and Production in Aberdeen 1993–97. Chief Executive Officer of Shell International Gas Ltd. and Chief Executive Officer of Shell Coal International Ltd. in London 1997. President and Chief Executive Officer of Shell Exploration & Production Company in the USA 1998–2001.

Harry Roels
Born July 26, 1948, Dutch. A Managing Director of the Company since 1999. A Group Managing Director since 1999. Joined the Group in 1971 as a petroleum engineer. Worked in exploration and production in Malaysia, Brunei, the UK, Turkey, Norway and the Netherlands. Area Co-ordinator for a number of Latin American countries 1994–96 and Regional Business Director Middle East and Africa, Exploration and Production 1996–98. General Manager of Nederlandse Aardolie Maatschappij and a Managing Director of Shell Nederland 1998–99. Relinquishing his position for personal reasons at the end of June 2002.

Supervisory Board
Lodewijk van Wachem Chairman
Born July 31, 1931, Dutch. Chairman of the Supervisory Board since 1992. Due to retire in 2002. A Managing Director of the Company 1977–92 and President 1982–92. A Group Managing Director 1977–92. Chairman of the Supervisory Board of Royal Philips Electronics. Vice-Chairman of the Board of Directors of Zurich Financial Services. A member of the Supervisory Boards of Akzo Nobel, BMW and Bayer. A member of the Boards of Directors of IBM and Atco (Canada).

Maarten van den Bergh
Born April 19, 1942, Dutch. A member of the Supervisory Board since 2000. Due to retire by rotation in 2004. A Managing Director of the Company 1992–2000 and President 1998–2000. A Group Managing Director 1992–2000. Chairman of the Board of Directors of Lloyds TSB. A member of the Board of Directors of British Telecom.

Aad Jacobs
Born May 28, 1936, Dutch. A member of the Supervisory Board since 1998. Due to retire by rotation in 2003. Formerly Chairman of the Executive Board of ING Group. Chairman of the Supervisory Boards of Joh. Enschedé and Imtech. Vice-Chairman of the Supervisory Boards of Buhrmann and VNU. A member of the Supervisory Boards of Euronext, IHC Caland and ING Group.

Jonkheer Aarnout Loudon
Born December 10, 1936, Dutch. A member of the Supervisory Board since 1997. Due to retire by rotation in 2002. Formerly Chairman of the Board of Management of Akzo Nobel. Chairman of the Supervisory Boards of ABN AMRO Bank, Akzo Nobel and HBG Hollandsche Beton Groep. A member of the Board of Directors of Corus Group. A member of the International Advisory Board of Allianz. Former member of the First Chamber of the Dutch Parliament.

Professor Joachim Milberg
Born April 10, 1943, German. A member of the Supervisory Board since 2000. Due to retire by rotation in 2005. Chairman of the Board of Management of BMW.

64  Royal Dutch Petroleum Company

Lawrence Ricciardi
Born August 14, 1940, American. A member of the Supervisory Board since July 2001. Due to retire by rotation in 2006. Formerly President of RJR Nabisco, Inc. Senior Vice President of IBM. A member of the Worldwide Management Council of IBM. A member of the Boards of Directors of The Reader’s Digest Association, Inc. and of the Council for the USA and Italy.

Henny de Ruiter
Born March 3, 1934, Dutch. A member of the Supervisory Board since 1994. Due to retire in 2004. A Managing Director of the Company 1983–94. A Group Managing Director 1983–94. Chairman of the Supervisory Boards of Royal Ahold, Beers and Wolters Kluwer. Vice-Chairman of the Supervisory Board of Aegon. Vice-Chairman of the Board of Directors of Corus Group. A member of the Supervisory Boards of Heineken and Royal Vopak.

Jan Timmer
Born February 20, 1933, Dutch. A member of the Supervisory Board since 1996. Due to retire in 2003. Formerly President and Chairman of the Board of Management of Royal Philips Electronics. Chairman of the Supervisory Board of PSV. A member of the Supervisory Board of ING Group. A member of the Advisory Board of KPMG.

General Attorney
Robbert van der Vlist
Born February 20, 1944, Dutch. General Attorney of the Company since 1987. Joined the Group in 1970 as a Legal Adviser.

Nominations
The Supervisory Board and the Board of Directors will propose to the General Meeting of Shareholders of Royal Dutch, to be held on May 16, 2002, to appoint Malcolm Brinded as a Managing Director of Royal Dutch with effect from July 1, 2002.

The Supervisory Board and the Board of Directors will propose to the General Meeting of Shareholders of Royal Dutch, to be held on May 16, 2002, to appoint Professor Dr Hubert Markl to the Supervisory Board of Royal Dutch with effect from July 1, 2002.

Jonkheer Aarnout Loudon will retire by rotation as member of the Supervisory Board effective July 1, 2002, but it will be recommended to the General Meeting of Shareholders that he be re-elected. Lodewijk van Wachem will retire as chairman and member of the Supervisory Board effective July 1, 2002.

Relationships between members of the Board of Management, members of the Supervisory Board and officers
There are no arrangements or understandings between Managing Directors, members of the Supervisory Board or officers and any other person pursuant to which they were selected as Managing Directors, members of the Supervisory Board or officers.

There are no family relationships between any Managing Director, member of the Supervisory Board or officer and any other Managing Director, member of the Supervisory Board or officer.

Royal Dutch Petroleum Company  65

Share Ownership
The interests in ordinary shares of Royal Dutch, including outstanding share options, of the members of the Supervisory Board and the Managing Directors of Royal Dutch at March 13, 2002, were:

	Share options	[a]	Ordinary shares

Supervisory Board

Lodewijk van Wachem	–		8,800

Maarten van den Bergh[b]	57,950		4,000

Aad Jacobs	–		0

Jonkheer Aarnout Loudon	–		75,000

Professor Joachim Milberg	–		0

Lawrence Ricciardi	–		0

Henny de Ruiter	–		0

Jan Timmer	–		0

Managing Directors

Jeroen van der Veer	182,350		7,100

Harry Roels	149,000		5,707

Walter van de Vijver	112,000		0

a	Additional information is included in the Notes to the Royal Dutch Financial Statements under “Remuneration – Long-term incentives” on page R7–R8.

b	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been Managing Director.

Group Audit Committee
In 1976 the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Group Audit Committee. Under its terms of reference, the Committee acts in an advisory capacity to the Boards, providing them with quarterly and annual updates regarding its activities and related recommendations. The Committee regularly considers the effectiveness of risk management processes and internal control within the Group and reviews the financial accounts and reports of the Royal Dutch/Shell Group of Companies. The Committee also considers both internal and external audit reports (including the results of the examination of the Group Financial Statements) and assesses the performance of internal and external audit.

The members appointed by the Supervisory Board of Royal Dutch are Aad Jacobs, Henny de Ruiter and Jan Timmer; the members appointed by the Board of Shell Transport are Luis Giusti, Professor Robert O’Neill and Sir William Purves (Chairman of the Committee).

Remuneration and Succession Review Committee
In 1967 the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Remuneration Committee. Following restatement of its terms of reference in 1980, this Committee was renamed as Remuneration and Succession Review Committee. The functions of the Committee are to make recommendations on all forms of remuneration with respect to Group Managing Directors and to review matters relating to the succession to the positions of Group Managing Directors.

The members appointed by the Supervisory Board of Royal Dutch are Jonkheer Aarnout Loudon, Professor Joachim Milberg and Lodewijk van Wachem (Chairman of the Committee); the members appointed by the Board of Shell Transport are Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart.

66  Royal Dutch Petroleum Company

Social Responsibility Committee
In 1997 the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Social Responsibility Committee. The Committee reviews the policies and conduct of the Royal Dutch/Shell Group of Companies with respect to the Group’s Statement of General Business Principles as well as the Group’s Health, Safety and Environment Commitment and Policy.

The members appointed by the Supervisory Board of Royal Dutch are Maarten van den Bergh, Jonkheer Aarnout Loudon and Jan Timmer. The members appointed by the Board of Shell Transport are Teymour Alireza, Dr Eileen Buttle and Lord Oxburgh (Chairman of the Committee).

Shell companies have long been open about the values and principles which guide them, and the Group’s Statement of General Business Principles has been publicly available for over 25 years. The latest revision followed extensive internal and external consultation. It includes commitments to support fundamental human rights and to contribute to sustainable development.

Group companies publish a document entitled The Shell Report which reviews Group companies’ progress in embodying sustainable development in the way they do business and meet the economic, environmental and social expectations of stakeholders. It includes the latest verified health, safety and environmental data. A copy of The Shell Report for 2001 is distributed with every copy of the Annual Report and Accounts for 2001.

Compensation of Directors and Officers
The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors and officers of Royal Dutch as a group by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2001, was€3,944,454. The aggregate amount set aside to provide pension, retirement and similar benefits for Managing Directors and officers of Royal Dutch by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2001, was€494,641. Reference is made to the information given in the Remuneration section on pages R7–R10 relating to emoluments of the members of the Board of Management and the Supervisory Board.

None of the Managing Directors and members of the Supervisory Board of Royal Dutch have service contracts with Royal Dutch, their employing company or any other Group company providing for benefits upon termination.

SHARES UNDER OPTION AND SHARE PURCHASE PLAN
Three Group companies, one in the Netherlands (Shell Petroleum N.V.), one in the United Kingdom (The Shell Petroleum Company Limited) and one in the United States of America (Shell Oil Company) have stock option plans under which options have been or may be granted to executives and other employees of those and other Group companies. Options granted under these plans are for terms of not more than five or ten years at an exercise price of not less than the market value on the date of granting the option.

The securities of Royal Dutch involved in the plans as of March 13, 2002, are 17,490,020 issued and outstanding ordinary shares.

Royal Dutch Petroleum Company  67

The number of ordinary shares of Royal Dutch under option at March 13, 2002, and the option prices of the shares at the dates the options were granted, per share and in total, were as follows:

Plan		Exercise price		[a]

	Number of shares	Average	Total		Term
	under option	per share			(expiration dates)

Shell Petroleum N.V.	401,620	€48.92	€19,646,447		5 years (10/12/02)

Shell Petroleum N.V.	7,610,440	€57.19	€435,270,144		10 years (10/12/07–07/11/11)

The Shell Petroleum Company Limited	48,400	€48.92	€2,367,631		5 years (10/12/02)

The Shell Petroleum Company Limited	3,898,265	€56.24	€219,242,103		10 years (10/12/07–07/11/11)

Shell Oil Company	3,525,215	$52.92	$186,538,080		10 years (01/03/10–08/12/10)

Shell Petroleum Inc.	4,852,680	$59.85	$290,417,675		10 years (23/10/10–17/12/11)

a	Euro-denominated exercise prices prior to the fixing of the euro conversion rate in January 1999 are derived from the quotient of guilder prices and the fixed guilders-per-euro conversion rate of 2.20371.

The Global Employee Share Purchase Plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport Shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch Shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan. At March 13, 2002, 25,927 Royal Dutch ordinary shares (2000: nil) were held by Group companies in connection with this plan.

No issue of new shares is involved under any of the plans mentioned above.

68  Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company,
Public Limited Company

CONTROL OF REGISTRANT
Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of March 13, 2002, no person was known by Shell Transport to be the owner of more than 3% of any class of Shell Transport’s voting securities. Between May 2001 and March 11, 2002 The Capital Group Companies Inc. held more than 3%, but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of March 13, 2002 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management — Share Ownership” on page 76.

NATURE OF TRADING MARKET
The principal trading market for the Ordinary shares of Shell Transport is the London Stock Exchange. Shell Transport Ordinary shares are also listed and traded on stock exchanges in Belgium, France and Germany. Shell Transport Ordinary shares are traded in registered or bearer form, but predominantly in registered form.

American Depositary Receipts representing New York Shares are listed and traded on the New York Stock Exchange and are also admitted to unlisted trading privileges on the Boston, Cincinnati, Midwest and Philadelphia Stock Exchanges. The depositary receipts are issued and exchanged at the office of The Bank of New York, 101 Barclay Street, New York, NY 10286, as depositary under a deposit agreement between Shell Transport and the depositary and the holders of receipts.

Each New York Share represents six 25p Ordinary shares of Shell Transport deposited under the deposit agreement. At March 13, 2002, there were outstanding 51,399,089 New York Shares representing approximately 3.20% of the Ordinary share capital of Shell Transport, held by 1,820 holders of record.

At March 13, 2002 there were 3,235,359 Ordinary shares of 25p each representing approximately 0.03% of the Ordinary share capital of Shell Transport held by 854 holders of record registered with an address in the United States.

The following tables set forth the high and low sales prices for Shell Transport’s registered Ordinary shares (of 25p nominal value) on the London Stock Exchange and for Shell Transport’s New York Shares (of £1.50 nominal value) on the New York Stock Exchange for the periods specified:

	London		New York

	High	Low	High	Low

Period	£	£	$	$

1997	4.85	3.31	47.31	33.25

1998	4.64	3.16	46.50	31.00

1999	5.41	3.04	52.56	30.50

2000	6.27	4.12	54.06	40.00

2001	6.38	4.30	53.65	38.72

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2000

1st Quarter	5.20	4.12	51.06	40.00

2nd Quarter	5.87	4.73	53.38	45.19

3rd Quarter	6.27	5.24	54.00	47.13

4th Quarter	6.11	5.09	54.06	45.00

2001

1st Quarter	6.01	5.25	52.44	46.35

2nd Quarter	6.38	5.39	53.65	45.70

3rd Quarter	6.00	4.30	50.97	38.72

4th Quarter	5.49	4.49	47.90	39.38

The “Shell” Transport and Trading Company, Public Limited Company  69

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2001

July	5.94	5.53	50.51	46.96

August	6.00	5.47	50.97	46.50

September	5.63	4.30	48.71	38.72

October	5.49	4.87	47.90	43.50

November	5.21	4.75	45.61	40.00

December	4.92	4.49	42.40	39.38

2002

January	4.87	4.51	41.45	38.48

February	4.96	4.65	41.87	40.41

At March 13, 2002 there were 350 First Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by two holders of record registered with an address in the United States of America. At the same date there were 1,225 Second Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by six holders of record registered with an address in the United States of America. (Reference is made to pages S6–S7 for additional information on the Preference shares).

MEMORANDUM AND ARTICLES OF ASSOCIATION
The following summarises certain provisions of Shell Transport’s Memorandum and Articles of Association and of English law. This summary is qualified in its entirety by reference to the UK Companies Act of 1985, as amended (the Companies Act), and Shell Transport’s Memorandum and Articles of Association. Copies of Shell Transport’s Memorandum and Articles of Association have been filed as an exhibit to this Annual Report on Form 20-F.

General
Shell Transport was incorporated in England on October 18, 1897 under registered number 54485 for the purpose of carrying on the business of producing, refining, storage, transport, supply and distribution of petroleum and petroleum products as set forth in clause 4 of Shell Transport’s Memorandum of Association.

Directors
Under the Articles of Association of Shell Transport:

(1)	a Director shall not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;

(2)	the Directors may exercise Shell Transport’s power to borrow provided that the borrowings of Shell Transport and its subsidiaries (if any) shall not without the consent of an ordinary resolution of shareholders of Shell Transport exceed the nominal amount of the issued and paid-up share capital of Shell Transport;

(3)	Directors must vacate office at the Annual General Meeting of Shareholders following attainment of age 70 but are eligible for re-election;

(4)	Directors are not required to hold shares of Shell Transport to be qualified.

Rights attaching to shares
(a)   Dividend rights and rights to share in the company’s profits
Under English law, dividends are payable on Shell Transport’s shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of Shell Transport’s Ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

70  The“Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s Board of Directors may pay holders of Ordinary shares such interim dividends as appear to it to be justified by Shell Transport’s financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also make payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company).

Any dividend unclaimed after 12 years from the date the dividend was due for payment will be forfeited and will revert to Shell Transport.

The holders of Ordinary shares have unrestricted rights to participate in distributions of dividend and capital subject to the rights of the holders of the First Preference shares and Second Preference shares as described below.

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend and rank in priority to Ordinary shares. The fixed dividend on the First Preference shares is payable at the rate of 5.5 % per annum and the fixed dividend on the Second Preference shares is payable at the rate of 7 % per annum. On a winding-up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six month period preceding the repayment or winding-up) but do not have any further rights of participation in the profits or assets of Shell Transport.

(b)   Voting rights and General Meetings of Shareholders
The holders of Ordinary shares have the right to attend and vote at all General Meetings of the shareholders of Shell Transport.

Voting at any General Meeting of Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder entitled to vote, who is present in person, has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every £1 in nominal amount of shares held by that shareholder.

A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right or such shares with a nominal value of not less than £3,000.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is ten persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at General Meetings of Shareholders by the proposing and passing of resolutions of which there are three kinds:

•	an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending Shell Transport’s Memorandum and Articles of Association, disapplying statutory pre-emption rights or changing Shell Transport’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of Shell Transport’s shares at a meeting of the holders of such class or relating to certain matters concerning Shell Transport’s winding up.

The“Shell” Transport and Trading Company, Public Limited Company  71

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

Annual General Meetings must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution. The notice must specify the nature of the business to be transacted. The Board of Directors may if they choose make arrangements for shareholders who are unable to attend the place of the meeting to participate at other places.

Under English law, the Directors must convene an extraordinary general meeting of a company on the requisition of members holding not less than one-tenth of such paid-up capital of the company as carries the right of voting at general meetings of the company.

Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding-up, an alteration of the Articles of Association or otherwise directly affects their class rights.

(c)   Rights in a winding-up
Upon Shell Transport’s winding-up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits” on page 70) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

(d)   Redemption provisions
The Ordinary shares and the Preference shares are not subject to any redemption provisions.

(e)   Sinking fund provisions
Neither the Ordinary shares nor the Preference shares are subject to any sinking fund provision under Shell Transport’s Memorandum and Articles of Association or as a matter of English law.

(f)   Liability to further calls
No holder of Shell Transport’s shares will be required to make additional contributions of capital in respect of Shell Transport’s shares in the future.

(g)   Discriminating provisions
There are no provisions discriminating against a shareholder because of his ownership of a particular number of shares.

Variation of rights
The rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class. These provisions are not more stringent than required by law in England.

72  The “Shell” Transport and Trading Company, Public Limited Company

Limitations on rights to own shares
There are no limitations imposed by English law or Shell Transport’s Memorandum or Articles of Association on the rights to own shares, including the right of non-residents or foreign persons to hold or vote Shell Transport’s shares, other than limitations that would generally apply to all of Shell Transport’s shareholders.

Change of control
There are no provisions in the Memorandum or Articles of Association of Shell Transport or of corporate legislation in England that would delay, defer or prevent a change of control.

Threshold for disclosure of share ownership
English law requires disclosure by beneficial owners of 3% or more of the voting share capital of a company listed on a Stock Exchange in the European Union or the European Economic Area to notify their interest to the company. English law also enables a company to require a shareholder to confirm whether he holds the shares as beneficial owner and if not to name the beneficial owner or owners. Under the Articles of Association of Shell Transport, if Shell Transport has not received a response to a statutory notice requiring disclosure of the beneficial owner of shares in Shell Transport within 14 days of issue the Directors may determine that the shareholder holding the shares in question should be subject to restrictions in respect of those shares. The restrictions may be one or more of the following:

(i)	withdrawal of right to attend and vote at general meetings;

(ii)	no transfer shall be registered in respect of the shares;

(iii)	no dividend shall be paid in respect of the shares.

Capital changes
The conditions imposed by Shell Transport’s Memorandum and Articles of Association for changes in capital are not more stringent than required by English law.

New York Shares (American Depositary Receipts)
One New York Share is equivalent to six Ordinary shares of 25p each. The agent of the Depositary is the registered shareholder and enjoys the rights of a shareholder under the Memorandum and Articles of Association; the rights of the holder of a New York share are specified in the agreement with the Depositary.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
There is no legislative or other legal provision currently in force in the United Kingdom or arising under the constituent documents of Shell Transport restricting remittances to non-resident holders of Shell Transport’s securities or affecting the import or export of capital for use by Shell Transport or UK Group companies.

TAXATION
Dividends and Tax Credit
Individual shareholders resident in the UK are entitled to receive a tax credit with dividends received from Shell Transport. The amount of the credit is equal to 10/90ths of the cash dividend. The credit is not repayable in cash when it exceeds the shareholder’s UK tax liability.

There is generally no withholding tax on UK dividends.

Under the current Double Taxation Conventions between the United Kingdom and both the United States and Canada, a US or Canadian resident holder of American Depositary Receipts (ADRs) will (so long as a UK resident individual shareholder is entitled to a tax credit) be entitled to receive an amount equal to the tax credit less UK income tax of up to 15% of the combined amount of the dividend and such tax credit (provided the shares on which the dividend is paid are not effectively connected with a permanent establishment of the shareholder in the UK).

The “Shell” Transport and Trading Company, Public Limited Company  73

2001 Dividends
US and Canadian resident shareholders will be entitled to a tax credit repayment under the Double Taxation Convention at a rate of 11.11% of the cash dividend, but subject to a withholding tax of 15% based on the combined amount of the dividend and tax credit, with the result that the amount of the repayment will be zero. (It cannot go negative.)

Dividends received by a US shareholder will represent dividend income not eligible for the dividends received deduction allowed to corporations. By default, US shareholders will be taxed on the amount of dividend actually received. However, a US shareholder may elect to be treated as having paid UK withholding tax (at an 11.11% rate) with respect to the receipt of such dividends. As a result of such a choice, any such withholding tax would be treated as increasing the amount of the dividend received by the US shareholder, and subject to certain limitations, may be claimed as a credit or deduction for US Federal income tax purposes.

The entitlement to a tax credit of a shareholder who is resident neither in the UK nor in the USA depends upon such double tax arrangements as exist between the UK and the country of the shareholder’s residence.

Taxation on Capital Gains
Under the current Double Taxation Convention between the United States and the United Kingdom, capital gains of residents of the USA may be taxed in accordance with the provisions of UK domestic law. Under present UK law, residents of the USA who are not resident and not ordinarily resident in the UK will not be liable for UK taxation on capital gains made on the disposal of their shares unless the shares are held in connection with a trade or business carried on in the UK through a branch or agency.

Inheritance Tax
Under the current Estate and Gift Tax Convention between the United States and the United Kingdom, Ordinary shares held by an individual who is domiciled for the purpose of the Convention in the USA and is not for the purpose of the Convention a national of the UK will not be subject to UK inheritance tax on the individual’s death or on a gift of the shares in the seven years prior to death unless the shares are part of the business property of a permanent establishment of the individual in the UK, or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Stamp Duty Reserve Tax
The United Kingdom Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to in the third paragraph under the Item entitled “Nature of trading market” on page 69, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

MANAGEMENT
The business of Shell Transport is managed by a Board of Directors of not less than three and not more than 20 in number. There are 11 Directors in office, of whom two are Managing Directors. Managing Directors are appointed by the Board from among the members of the Board. Pursuant to Shell Transport’s Articles of Association, one third of the Directors (or if their number is not a multiple of three, the number nearest to one third) shall retire by rotation at each Annual General Meeting of Shareholders. The Directors longest in office shall retire each year, and if some Directors have been in office for an equal period of time, the Director(s) to retire shall (unless they otherwise agree between themselves) be chosen by lot. Managing Directors are not subject to retirement by rotation and shall not be counted in calculating the number of Directors to retire each year. The Combined Code of good corporate governance appended to the Listing Rules of the United Kingdom Listing Authority suggests that Directors should be subject to re-election at intervals of no more than three years and amendments to Shell Transport’s Articles of Association on both counts are included in the amendments to the Articles of Association to be proposed to shareholders within the revised Articles of Association to be submitted for approval at the Annual General Meeting on May 16, 2002. In 2002 three Directors will retire at the Annual General Meeting in accordance with these arrangements. Directors appointed by the Board vacate office at the next Annual General Meeting and offer themselves for election. Under the Articles of Association of Shell Transport such new Directors are not included in the number of Directors liable to retire by rotation at the next Annual General Meeting.

74  The “Shell” Transport and Trading Company, Public Limited Company

The Directors, Managing Directors and officers of Shell Transport at March 13, 2002, were:

Managing Directors
Philip Watts Chairman
Born June 25, 1945. A UK citizen. A Director and a Managing Director of Shell Transport since July 1, 1997 and Chairman since July 1, 2001. A Group Managing Director since 1997. Joined the Group as a seismologist in 1969, and held positions in Asia-Pacific and Europe leading to Exploration Director, Shell UK 1983–85. Head of various Exploration and Production functions in The Hague 1985–91. Chairman and Managing Director in Nigeria 1991–94, and Regional Co-ordinator, Europe 1994–95. Director Planning, Environment and External Affairs, Shell International 1996–97. Chief Executive Officer, Exploration and Production 1997–2001. Currently Chairman of the Executive Committee of the World Business Council for Sustainable Development. Also Chairman of the International Chamber of Commerce’s UK governing body.

Paul Skinner
Born December 24, 1944. A UK citizen. A Director and a Managing Director of Shell Transport and a Group Managing Director since January 1, 2000. Chief Executive Officer, Oil Products. Joined the Group in chemicals in 1966, working in sales and marketing in the UK, Greece and Nigeria. Moved to the oil business in 1979, holding a succession of senior roles in the UK, New Zealand and Norway. President, Shell International Trading Company, 1991–95 and additionally responsible for the shipping business 1995–96. Director, Strategy and Business Services, Oil Products 1996–98. President, Shell Europe Oil Products 1998–99. Currently a non-executive Director of Rio Tinto plc and Rio Tinto Limited and a member of the Board of INSEAD, the European/Asian business school.

Non-executive Directors
Teymour Alireza
Born September 7, 1939. A Saudi Arabian citizen. A Director of Shell Transport since November 12, 1997. President and Deputy Chairman, The Alireza Group. Chairman National Pipe Company Ltd, Saudi Arabia. Director Arabian Gulf Investments (Far East) Ltd, Hong Kong. Member of the International Board of Trustees of the World Wide Fund for Nature.

Dr Eileen Buttle CBE
Born October 19, 1937. A UK citizen. A Director of Shell Transport since July 8, 1998. Retired in 1994 from acareer of public scientific appointments. The UK member of the European Environment Agency’s Scientific Committee. Member of a number of Government and Research Council scrutiny committees of environmental aspects of national and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti
Born November 27, 1944. A Venezuelan citizen. A Director of Shell Transport since September 13, 2000. Joined the Venezuelan Shell oil company in 1966, and the Venezuelan state oil company, Petroleos de Venezuela, SA (PDVSA) in 1976. Chairman and CEO of PDVSA from 1994–99. Currently a Senior Adviser at the Center for Strategic and International Studies in Washington DC and also acts as a consultant in oil and energy.

Mary (Nina) Henderson
Born July 6, 1950. A US citizen. A Director of Shell Transport since May 17, 2001. 1972–2001 wide experience in marketing consumer goods with Bestfoods, a major US foods company, rising to President of a major division and Corporate Vice President responsible for worldwide core business development. Currently a non-executive Director of Pactiv Corporation, AXA Financials Inc., Hunt Corporation and Visiting Nurse Service of New York.

Sir Peter Job KBE
Born July 14, 1941. A UK citizen. A Director of Shell Transport since August 2, 2001. Recently retired as Chief Executive of Reuters plc, a position he held from 1991 following wide experience in that company since 1963 in Latin America, Africa, Asia and the Middle East. Currently a non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc and a member of the Supervisory Board of Deutsche Bank AG.

Sir Mark Moody-Stuart KCMG
Born September 15, 1940. A UK citizen. A Director of Shell Transport since July 1, 1991. Chairman 1997–2001 and a Group Managing Director 1991–2001. A non-executive Director since July, 2001. Currently a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General’s Advisory Council for the Global Compact.

The “Shell” Transport and Trading Company, Public Limited Company  75

Professor Robert O’Neill AO
Born November 5, 1936. An Australian citizen. A Director of Shell Transport since June 1, 1992. A specialist in international political and strategic problems since 1971. Chichele Professor of the History of War, All Souls College, Oxford 1987–2001. Chairman of the Council of the Australian Strategic Policy Institute, a Director of Capital Income Builder Inc. and the Capital World Growth and Income Fund, and an Advisory Board Member of the Investment Company of America.

Lord Oxburgh KBE FRS
Born November 2, 1934. A UK citizen. A Director of Shell Transport since January 10, 1996. Scientific and University appointments 1960–88. Chief Scientific Adviser, Ministry of Defence 1988–93. Rector, Imperial College of Science, Technology and Medicine, 1993–2001. Currently Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.

Sir William Purves CBE DSO GBM
Born December 27, 1931. A UK citizen. A Director of Shell Transport since October 1, 1993. Retired from the Chairmanship of HSBC Holdings plc in May 1998 after 44 years service in that Group. Chairman of Hakluyt & Company Ltd, Deputy Chairman of Alstom s.a., Director of Interpacific Holdings Ltd, Scottish Medicine plc, Trident Safeguards Ltd and World Shipping and Investment Co Ltd. Member of Hong Kong Chief Executive’s International Advisory Council and a Member of Textron Inc International Advisory Council.

Company Secretary
Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Company Secretary of Shell Transport since August 1, 1993.

Directors offering themselves for election or re-election
The Directors retiring by rotation at the Annual General Meeting to be held on May 16, 2002 are: Dr Eileen Buttle, Professor Robert O’Neill and Sir William Purves. Dr Eileen Buttle will offer herself for re-election. Professor Robert O’Neill has decided to retire at the conclusion of the Annual General Meeting. Sir William Purves has also decided to retire as a Director at the conclusion of the Annual General Meeting. Sir Peter Job was appointed a Director by the Board with effect from August 2, 2001 and will offer himself for election by the shareholders at the Annual General Meeting.

Arrangements and/or relationships between Directors and officers
Sir Mark Moody-Stuart retired as Chairman and Managing Director with effect from June 30, 2001, and Philip Watts was the appointed as Chairman with effect from July 1, 2001. Sir Mark Moody-Stuart remains a Director.

There are no arrangements or understandings between Directors or officers and any other person pursuant to which they were selected as Directors or officers. There are no family relationships between any Director or executive officer and any other Director or executive officer.

Share Ownership
Directors of Shell Transport had the following beneficial interests in Shell Transport at March 13, 2002:

	Share Options	[a]	25p Ordinary shares

Managing Directors

Philip Watts	1,390,001		64,595

Paul Skinner	1,143,151		58,501

Non-executive Directors

Teymour Alireza	–		29,093

Dr Eileen Buttle	–		3,400

Luis Giusti	–		–

Nina Henderson	–		9,000

Sir Peter Job	–		–

Sir Mark Moody-Stuart	1,314,800		600,000

Professor Robert O’Neill	–		8,116

Lord Oxburgh	–		5,628

Sir William Purves	–		3,000

a	Additional information is included in the Notes to the Shell Transport Financial Statements under “Remuneration – Share options” on page S12.

76  The “Shell” Transport and Trading Company, Public Limited Company

Group Audit Committee
In 1976 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Group Audit Committee. Under its terms of reference the Committee acts in an advisory capacity to the Boards, providing them with quarterly and annual updates regarding its activities and related recommendations. The Committee regularly considers the effectiveness of risk management processes and internal control within the Group and reviews the financial accounts and reports of the Royal Dutch/Shell Group of Companies. The Committee also considers both internal and external audit reports (including the results of the examination of the Group Financial Statements) and assesses the performance of internal and external audit.

The Directors of Shell Transport appointed to the Committee are Luis Giusti, Professor Robert O’Neill and Sir William Purves (Chairman of the Committee); the members appointed by the Supervisory Board of Royal Dutch are Aad Jacobs, Henny de Ruiter and Jan Timmer.

Remuneration and Succession Review Committee
In 1967 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Remuneration Committee. Following restatement of its terms of reference in 1980, this Committee was renamed as Remuneration and Succession Review Committee. The functions of the Committee are to make recommendations on all forms of remuneration with respect to Group Managing Directors and to review matters relating to the succession to the positions of Group Managing Directors.

The members appointed by the Board of Shell Transport are Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart; the members appointed by the Supervisory Board of Royal Dutch are Jonkheer Aarnout Loudon, Professor Joachim Milberg and Lodewijk van Wachem (Chairman of the Committee). The Chairman of the Committee is currently an appointee of Royal Dutch and Sir Peter Job has been nominated by the Board of Shell Transport to respond at the Annual General Meeting to any questions relating to remuneration issues.

Social Responsibility Committee
In 1997 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Social Responsibility Committee. The Committee reviews the policies and conduct of the Royal Dutch/Shell Group of Companies with respect to the Group’s Statement of General Business Principles as well as the Group’s Health, Safety and Environment Commitment and Policy.

The members appointed by the Board of Shell Transport are Teymour Alireza, Dr Eileen Buttle and Lord Oxburgh (Chairman of the Committee). The members appointed by the Supervisory Board of Royal Dutch are Maarten van den Bergh, Jonkheer Aarnout Loudon and Jan Timmer.

Shell companies have long been open about the values and principles which guide them, and the Group’s Statement of General Business Principles has been publicly available for over 25 years. The latest version followed extensive internal and external consultation. It includes commitments to support fundamental human rights and to contribute to sustainable development.

Group companies publish a document entitled The Shell Report which reviews Group companies’ progress in embodying sustainable development in the way they do business and meet the economic, environmental and social expectations of stakeholders. It includes the latest verified health, safety and environmental data. A copy of The Shell Report for 2001 is distributed with every copy of the Annual Report and Accounts for 2001.

Compensation of Directors and Officers
The aggregate amount of remuneration paid to or accrued for Directors, Managing Directors and officers of Shell Transport as a group by Shell Transport and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2001, was £3,310,269. The aggregate amount set aside to provide pension, retirement and similar benefits for Directors, Managing Directors and officers of Shell Transport by Shell Transport and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2001, was nil.

Reference is made to the information given in the Remuneration section on pages S9–S13 relating to Directors’ emoluments.

None of the Directors of Shell Transport have service contracts with Shell Transport, their employing company or any other Group company providing for benefits upon termination.

The “Shell” Transport and Trading Company, Public Limited Company  77

SHARES UNDER OPTION AND SHARE PURCHASE PLAN
Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the United Kingdom (The Shell Petroleum Company Limited), have stock option plans under which options have been or may be granted to executives and other employees of those and other Group companies. Options granted under these plans are at a price of not less than the market value at the date of granting the option and for the terms indicated in the tabulation below.

The securities of Shell Transport involved in the plans as of March 13, 2002, are 64,827,554 issued and outstanding Ordinary shares.

The number of Ordinary shares under option at March 13, 2002, and the option prices of the Ordinary shares at the date the options were granted, per share and in total, were as follows:

Plan		Option price

	Number of shares	Average	Total	Term
	under option	per share		(expiration dates)

Shell Petroleum N.V.	734,500	£4.39	£3,224,455	5 years (10/12/02)

Shell Petroleum N.V.	14,611,900	£4.88	£71,347,707	10 years (10/12/07–07/11/11)

The Shell Petroleum Company Limited	717,500	£4.39	£3,149,825	5 years (10/12/02)

The Shell Petroleum Company Limited	48,763,654	£4.76	£232,344,135	10 years (10/12/07–07/11/11)

During 1986 The Shell Petroleum Company Limited established a savings-related share option scheme approved by the United Kingdom Inland Revenue pursuant to the Finance Act 1980 (now consolidated into the Income and Corporation Taxes Act 1988) under which options have been or may be granted over Ordinary shares of Shell Transport to eligible employees of certain Group companies in the United Kingdom. Options granted under the scheme are at a price of not less than the market value shortly before the date of grant and are normally exercisable after completion of a contractual savings period of either three or five years. In 1998 Shell Petroleum N.V. established a similar savings related share option scheme. At March 13, 2002 there were 11,109,640 issued and outstanding Ordinary shares of Shell Transport under option to such employees pursuant to the rules of those schemes at prices between £3.55 and £5.69.

The Global Employee Share Purchase Plan implemented in 2001, enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. At March 13, 2002, 77,604 Shell Transport Ordinary shares (2000:nil) were held by Group companies in connection with this Plan.

No issue of new shares is involved under any of the plans or schemes mentioned above.

78  The “Shell” Transport and Trading Company, Public Limited Company

Index to the Financial Statements and Exhibits

(A) Financial Data*	Page

Royal Dutch Petroleum Company:

Report of Independent Accountants	R1

Financial Statements

Profit and Loss Account	R2

Statement of Appropriation of Profit	R2

Earnings per ordinary share	R2

Balance Sheet	R2

Statement of Cash Flows	R2

Notes to the Financial Statements	R3

Remuneration	R7

The “Shell” Transport and Trading Company, Public Limited Company:

Report of Independent Accountants	S1

Financial Statements

Profit and Loss Account	S2

Statement of Retained Profit	S2

Earnings per 25p Ordinary share	S2

Balance Sheet	S2

Statement of Total Recognised Gains and Losses	S3

Statement of Cash Flows	S3

Notes to the Financial Statements	S4

Remuneration	S9

Royal Dutch/Shell Group of Companies:

Report of Independent Accountants	G1

Financial Statements

Statement of Income	G2

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G2

Statement of Assets and Liabilities	G3

Statement of Cash Flows	G4

Notes to the Financial Statements	G5

Supplementary Information – Oil and Gas

Reserves	G33

Standardised measure of discounted future cash flows	G35

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	G36

(B) Exhibits

1.1	Articles of Association of Royal Dutch (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Royal Dutch furnished to the Securities and Exchange Commission on September 18, 2000)

1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport)

8	Significant Group companies as at December 31, 2001	E2

23.1	Consent of KPMG Accountants N.V., The Hague	E3

23.2	Consent of PricewaterhouseCoopers, London	E4

23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers, London	E5

23.4	Consent of KPMG Accountants N.V., The Hague	E6

23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers, London	E7

*     Schedules not included have been omitted because they are not applicable or not required. Alternatively, the required information is shown in the financial statements or notes thereto. Summarised financial information in aggregate for majority-owned subsidiaries not consolidated and 50% or less-owned persons, the investments in which are accounted for by the equity method, has been provided in the notes to the financial statements. Separate financial statements for any such individual majority-owned subsidiary not consolidated or 50% or less-owned person, the investments in which are accounted for by the equity method, have been omitted because none constitutes a “significant subsidiary”.

Index to the Financial Statements and Exhibits      79

Signatures

As to the undersigned registrant, this Annual Report consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 35 under the heading “Selected Financial Data”, on page 37, on pages 69 through 78 and pages S2 through S14.

The material in this report is stated as at December 31, 2001, except that certain 2002 subsequent events are stated down to March 13, 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

/s/ JEROEN VAN DER VEER Jeroen van der Veer President and Managing Director

/s/ ROBBERT VAN DER VLIST Robbert van der Vlist General Attorney

The Hague
April 8, 2002

80     Signatures

As to the undersigned registrant, this Annual Report consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch on page 35 under the heading “Selected Financial Data”, on page 36, on pages 58 through 68 and pages R2 through R12.

The material in this report is stated as at December 31, 2001, except that certain 2002 subsequent events are stated down to March 13, 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

/s/ PHILIP WATTS Philip Watts Chairman and Managing Director

London
April 8, 2002

Signatures 81

(This page is intentionally blank)

82 Signatures

Royal Dutch Petroleum Company

Report of Independent Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2001, 2000 and 1999 appearing on pages R2–R6. The preparation of these Financial Statements is the responsibility of the Board of Management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Management in the preparation of the Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Petroleum Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with the accounting policies described on page R3.

The report of independent accountants on the 2001, 2000 and 1999 Financial Statements of the Royal Dutch/Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G1.

KPMG Accountants N.V., The Hague

March 13, 2002

Royal Dutch Petroleum Company               R1

Financial Statements

Profit and Loss Account				€ million

	Note	2001	2000	1999

Share in the net income of companies of the Royal Dutch/Shell Group	3	7,265	8,272	4,853

less Administrative expenses		6	4	4

		7,259	8,268	4,849

Interest income		33	24	16

Profit before taxation		7,292	8,292	4,865

less Taxation		10	7	4

Profit after taxation		7,282	8,285	4,861

Statement of Appropriation of Profit				€ million

	Note	2001	2000	1999

Profit after taxation		7,282	8,285	4,861

Taken from/(to) Statutory investment reserve	4	(1,117)	(2,578)	(1,670)

Undistributed profit at beginning of year		2,701	402	449

Repurchase of share capital		(2,654)	–	–

Unclaimed dividends forfeited		1	1	–

Available for distribution		6,213	6,110	3,640

less Interim dividend[a]		1,501	1,436	1,394

Final dividend		2,042 [b]	1,973	1,844

		3,543	3,409	3,238

Undistributed profit at end of year		2,670	2,701	402

[a]	Including 4% cumulative preference dividend amounting to €27,227 on priority shares.

[b]	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on May 16, 2002.

Earnings per ordinary share[a]			€

	2001	2000	1999

Net income/profit after taxation	3.44	3.86	2.27

The earnings per share amounts shown above are directly related to profit after taxation. In the opinion of the Board of Management, these are the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options (refer to Note 22 of the Group Financial Statements). There is no difference between basic and diluted earnings per share.

[a]	On weighted average 2,119,873,567 shares in issue during the year 2001. (2000 and 1999: On 2,144,296,352 shares in issue.) For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

Balance Sheet[a]				€ million

		Dec 31		Dec 31
	Note	2001		2000

Fixed assets

Financial fixed assets

Investments in companies of the Royal Dutch/Shell Group	4	38,431		36,988

Current assets

Receivables

Dividends receivable from companies of the Royal Dutch/Shell Group		4,111		4,306

Other receivables	5	23		2

Cash at bank		549		355

		4,683		4,663

Current liabilities

Final dividend		2,042	[b]	1,973

Other liabilities	6	9		17

		2,051		1,990

Current assets less current liabilities		2,632		2,673

Total assets less current liabilities		41,063		39,661

Shareholders’ equity

Paid-up capital	7

Ordinary shares		1,206		1,216

Priority shares		1		1

		1,207		1,217

Share premium reserve		1		1

Investment reserves	4

Statutory		25,485		23,298

Currency translation differences			(4,306)	(2,994)

Other		16,006		15,438

		37,185		35,742

Undistributed profit		2,670		2,701

		41,063		39,661

[a]	The appropriation of profit has already been incorporated in the Balance Sheet.

[b]	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on May 16, 2002.

Statement of Cash Flows			€ million

	2001	2000	1999

Returns on investments and servicing of finance

Dividends received from Group companies	6,342	3,352	2,977

Interest received	30	26	13

Other	(5)	–	(8)

Net cash inflow/(outflow) from returns on investments and servicing of finance	6,367	3,378	2,982

Taxation

Tax (paid)/recovered	(14)	(3)	(2)

Financing

Repurchase of share capital, including expenses	(2,700)	–	–

Dividends paid	(3,459)	(3,283)	(3,156)

Increase/(decrease) in cash at bank	194	92	(176)

Cash at January 1	355	263	439

Cash at December 31	549	355	263

R2    Royal Dutch Petroleum Company

Notes to the Financial Statements

1     The Company
 Royal Dutch, one of the Parent Companies of the Royal Dutch/Shell Group, is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/Shell Group of Companies.

The Financial Statements of the Royal Dutch/Shell Group of Companies and the Notes thereto on pages G1–G32 form part of these Notes.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion. Note 1 to the Financial Statements of the Royal Dutch/Shell Group of Companies (on page G5) gives details of supplemental arrangements which have been made between Royal Dutch and Shell Transport regarding dividends, taxes and tax benefits.

2     Accounting policies
 The Annual Accounts of Royal Dutch include the Financial Statements of the Royal Dutch/Shell Group of Companies. These Annual Accounts have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 3 and 4). Accounting policies used by the Group are given on pages G5–G8.

With effect from 1999, euro reporting has been adopted instead of guilder reporting for the Annual Accounts of Royal Dutch. Comparative data previously reported in guilders have been translated into euros using the fixed conversion rate of 2.20371.

Assets and liabilities in foreign currencies are translated into euros at year-end rates of exchange, whereas results for the year are translated at average rates. Euros are translated from dollars at average rates for the quarter. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investments and reserves (see Note 4).

Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years.

3     Share in the net income of companies of the Royal Dutch/Shell Group
 The amount dealt with under this heading in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Group Financial Statements on page G2. The dividend for 2001 distributed from Group companies to Royal Dutch amounted to €6,148 million (2000: €5,694 million). Net income has been translated into euros using the weighted average rate for the year.

4     Investments and reserves
 The 60% interest in Group net assets is equal to the interest applicable to Royal Dutch as shown in the Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets (on page G2).

Royal Dutch’s investments in the companies of the Royal Dutch/Shell Group are stated at an amount equal to the 60% share in Group net assets, translated into euros at the year-end rate.

The difference of €37,185 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves – Other.

Royal Dutch Petroleum Company    R3

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-dollar companies to dollars at year-end rates of exchange (see Note 4 to the Financial Statements of the Royal Dutch/Shell Group of Companies on page G9) and is shown under Investment reserves as Currency translation differences. The net increase/decrease in Parent Companies’ shares held by Group companies represents the balance of sales and purchases and changes in valuation of these shares minus dividends received on these shares.

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/losses on securities and on cash flow hedges and minimum pension liability adjustments (see Note 5 to the Financial Statements of the Royal Dutch/Shell Group of Companies on page G10).

The movements during the year in the value of the Group reporting currency (dollar) against the Royal Dutch reporting currency (euro) lead to currency translation differences.

As the amounts dealt with under Investment reserves have been, or will be, substantially reinvested by the companies concerned, it is not meaningful to provide for taxes on possible future distributions out of earnings retained by those companies; no such provision has therefore been made. Furthermore, it is not practicable to estimate the full amount of tax or the withholding tax element.

The movements in Investments and Investment reserves:

	$ million	€ million

			Investment reserves

	60% interest			Currency
	in Group	Royal Dutch		translation
	net assets	investments	Statutory	differences	Other	Total

Balance at December 31, 1999	33,703	33,733	19,304	(1,153)	14,336	32,487

Movements during the year 2000

Undistributed net income of Group companies	2,484	2,578	2,578	–	–	2,578

Net (increase)/decrease in Parent Companies’ shares held by Group companies	(120)	(115)	–	–	(115)	(115)

Other comprehensive income, net of tax	(1,815)	(1,948)	(198)	(1,750)	–	(1,948)

Translation effect arising from movements in dollar/euro rate		2,740	1,614	(91)	1,217	2,740

Balance at December 31, 2000	34,252	36,988	23,298	(2,994)	15,438	35,742

Movements during the year 2001

Undistributed net income of Group companies	1,013	1,117	1,117	–	–	1,117

Net (increase)/decrease in Parent Companies’ shares held by Group companies	(385)	(294)	–	–	(294)	(294)

Other comprehensive income, net of tax	(1,184)	(1,338)	(184)	(1,154)	–	(1,338)

Translation effect arising from movements in dollar/euro rate		1,958	1,254	(158)	862	1,958

Balance at December 31, 2001	33,696	38,431	25,485	(4,306)	16,006	37,185

5 Other receivables		€ million

	Dec 31	Dec 31
	2001	2000

Dividend tax receivable	19	–

Accrued interest	4	2

	23	2

R4    Royal Dutch Petroleum Company

6 Other liabilities		€ million

	Dec 31	Dec 31
	2001	2000

Dividends and dividend tax payable	7	10

Accounts payable	1	1

Corporation tax	1	6

	9	17

7 Share capital
 The authorised share capital as laid down in the Articles of Association is expressed in guilders and amounts to N.fl. 4,000,000,000. The authorised share capital is divided into 3,198,800,000 ordinary shares with a par value of N.fl. 1.25 each and 1,500 priority shares with a par value of N.fl. 1,000 each.

The movements in issued and paid-up capital translated into euros during 2001 were as follows:

	Number of shares	€

Ordinary shares of N.fl. 1.25
At beginning of year	2,144,296,352	1,216,299,077

Cancelled during 2001	17,648,552	10,010,704

At end of year	2,126,647,800	1,206,288,373

Priority shares of N.fl. 1,000	1,500	680,670

Total at end of year	2,126,649,300	1,206,969,043

It will be proposed to the General Meeting of Shareholders to be held on May 16, 2002, to, inter alia, redenominate the authorised capital of the Company as well as the nominal value of the priority and ordinary shares from guilders into euros.

8 Undistributed profit
The amount of the undistributed profit at December 31, 2001 is evident from the Statement of Appropriation of Profit on page R2.

9 Royal Dutch shares held by Group companies
 The movements in 2001 in Royal Dutch shares held by Group companies were as follows:

			€ million

			Royal Dutch
			60% interest
	Number of		in the
	shares	Book value	book value

Balance at beginning of year	16,729,006	976	586

Purchases	10,815,969	606	363

Sales and other movements	(870,708)	(33)	(20)

Balance at end of year	26,674,267	1,549	929

These movements relate to the granting and exercise of stock options and to other incentive plans as mentioned in Note 22 to the Financial Statements of the Royal Dutch/Shell Group of Companies on pages G25–G26.

10 Statement of Cash Flows
 The Statement of Cash Flows is shown on page R2.

Royal Dutch Petroleum Company    R5

11 List of companies of the Royal Dutch/Shell Group
 A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Register in The Hague.

12 Remuneration of members of the Supervisory Board and Managing Directors
 In 2001 an amount of €500,385 (2000: €457,783) was borne by Royal Dutch and by Royal Dutch/Shell Group companies in respect of remuneration, pensions and other similar retirement benefits for members and former members of the Supervisory Board for their duties on the Supervisory Board of Royal Dutch and for duties simultaneously performed by a number of them as Directors of Royal Dutch/Shell Group companies, respectively.

Furthermore, in 2001 an amount of €3,964,683 (2000: €4,976,399) was borne by Royal Dutch and by Royal Dutch/Shell Group companies in respect of remuneration, pensions and other similar retirement benefits for Managing Directors and former Managing Directors for their duties on the Board of Management of Royal Dutch and for duties simultaneously performed by them in Royal Dutch/Shell Group companies, respectively.

Additional information regarding the remuneration and benefits of the Managing Directors and members of the Supervisory Board is provided on pages R7–R10.

R6    Royal Dutch Petroleum Company

Remuneration

Remuneration and Succession Review Committee
 The structure and functions of the Remuneration and Succession Review Committee (REMCO) are described on page 66.

Remuneration policy for Group Managing Directors
Philosophy
 The philosophy for remuneration of Group Managing Directors, including those who are also Managing Directors of the Company, is consistent with that for senior management throughout the Group: to attract and retain high calibre individuals and motivate them towards exceptional performance that enhances the value of the Group now and over the long-term.

Commitment to the Group’s current and long-term performance is key. The remuneration structures are therefore designed to support the alignment of senior staff with the goals of the Group and its various businesses, and with shareholders’ interests. A significant proportion of remuneration is linked to performance against both internal business targets and external shareholder return measures.

Competitive framework
 Overall remuneration levels are set with reference to market practice among global companies of comparable size, complexity and international scope, among which there is an increasing emphasis on variable short and long-term pay. This is consistent with the Group’s policy. The proportion of total remuneration that is performance-driven has increased over recent years.

REMCO reviews remuneration levels and the proportion between fixed and variable pay on an annual basis. Supporting market data is provided by a number of independent external remuneration consultants.

Primary components of remuneration
Base salary
 Levels are set by reference to market-based salary scales. The scales were increased by 4% with effect from July 1, 2001, and are expected to increase with effect from July 1, 2002. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Annual bonus
 Awards are set by REMCO based on the extent of achievement of challenging Group performance targets, which are set as part of the annual Group business plan. The targets encompass financial, customer, people, sustainable development and other operational objectives. The bonus payable to Group Managing Directors in respect of the year 2001 is 65% of base salary, equal to the on-target level for 2001.

The annual bonus payment is non-pensionable.

Deferred bonus
 From 2001 onwards Group Managing Directors may elect to defer up to one-third of their bonus into Royal Dutch or Shell Transport shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares, are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two shares accumulated.

Long-term incentives
 These are provided through the Group Stock Option Plans. Options are granted to the Group Managing Directors under one of the Group Stock Option Plans once per year, except that no option is granted to them within one year before retirement. Consideration is given on an individual basis to the granting of options each year.

Since 1998, options granted to the Group Managing Directors have been for a ten-year term. There is a three-year vesting period and 50% of the options are subject to a performance condition. The primary performance condition is Total Shareholder Return (share price growth plus dividends) relative to a peer group of other major integrated oil companies. The Total Shareholder Return (TSR) is measured by the average weighted share price of Royal Dutch and Shell Transport over the ten-day period at the beginning and end of the three-year period. REMCO may also take into account other factors that it deems appropriate as being long-term

Royal Dutch Petroleum Company    R7

indicators of Group performance. The proportion of the share options subject to the performance conditions which will either become unconditional or lapse, will be determined for Group Managing Directors at the absolute discretion of REMCO.

For options vesting in December 2001 the measurement period was October 1, 1998 to September 30, 2001. The peer companies were BP, Chevron, ExxonMobil, Texaco and TotalFinaElf. The Royal Dutch/Shell Group ranked second, with a TSR of 0.4 percentage points behind that of the top ranking company. There was a difference of less than 1.0 percentage point between the performance of the first and fourth ranking companies. REMCO also considered other performance indicators. These included relative TSR in excess of the cost of equity, relative TSR over annual and two-year periods within the measurement period and the Group’s delivery against three-year targets.

Having considered all these factors, REMCO determined that 90% of the options granted in 1998 that were subject to performance conditions should vest.

It is intended that a proportion of future grants to Group Managing Directors as well as to the most senior executives will be subject to the performance conditions based on TSR and other performance measures.

The interests of the Managing Directors and former Managing Directors under the Group Stock Option Plans are shown below:

Number of options				€

		Exercised			Market
Granted		(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
01.01.01	the year	the year	31.12.01	price	exercise	date

Jeroen van der Veer

32,500	–	16,000	16,500	48.92	67.26	10.12.02

43,000	–	(2,150)	40,850	41.16	–	21.12.08

45,000	–	–	45,000	59.54	–	22.03.10

	80,000	–	80,000	62.60	–	25.03.11

Harry Roels

14,000	–	–	14,000	48.92	–	10.12.02

28,000	–	–	28,000	41.16	–	21.12.08

45,000	–	–	45,000	59.54	–	22.03.10

	62,000	–	62,000	62.60	–	25.03.11

Walter van de Vijver

10,000	–	–	10,000	48.92	–	10.12.07

20,000	–	–	20,000	41.16	–	21.12.08

32,000	–	–	32,000	59.54	–	22.03.10

10,000	–	–	10,000	68.73	–	22.08.10

	40,000	–	40,000	62.60	–	25.03.11

Maarten van den Bergh

61,000	–	(3,050)	57,950	41.16	–	01.07.05

Pensions/Retirement benefits
 The principal source of Royal Dutch Managing Directors’ pensions is the Stichting Shell Pensioenfonds. This is a defined benefit fund to which Managing Directors contribute the same percentage of relevant earnings as other employees. For employees in the Netherlands this percentage was zero during the year. The employing companies contribute to the pension fund on the advice of actuaries, and the employing company contribution rate in 2001 was 0%. Managing Directors retire on 30 June following their 60th birthday. In case of death-in-service, a lump sum of two times annual salary is paid.

R8     Royal Dutch Petroleum Company

The following table shows the amount of pension entitlements earned and the amounts that would be paid annually on retirement, based on service at the end of 2001.

			€ thousand

		Years of	Increase in	Accumulated
		Group	accrued	annual
		service	pension	pension
Age as at		as at	during	as at
	31.12.01	31.12.01	2001	31.12.01

Jeroen van der Veer	54	30	90	532

Harry Roels	53	30	97	453

Walter van de Vijver	46	22	149	287

Emoluments of Managing Directors

				€

	2001		2000	1999

Jeroen van der Veer

Salaries	923,929		824,201	706,953

Performance-related element[a]	619,450	[b]	398,601	325,088

	1,543,379		1,222,802	1,032,041

Realised share option gains upon exercise	293,440		339,600	403,360

	1,836,819		1,562,402	1,435,401

Harry Roels

Salaries	743,779		697,598	327,052

Performance-related element[a]	501,430		318,145	292,416

	1,245,209		1,015,743	619,468

Realised share option gains upon exercise	–		–	230,400

	1,245,209		1,015,743	849,868

Walter van de Vijver

Salaries	342,536		–	–

Performance-related element[a]	221,330		–	–

	563,866		–	–

Deferred payment[c]	–		–	688,839

Realised share option gains upon exercise	–		–	–

	563,866		–	688,839

[a]	The performance-related element is included in the year to which it relates.

[b]	Of which one-third was deferred under the Deferred Bonus Plan.

[c]	Deferred payment, payable in shares in August 2002.

Royal Dutch Petroleum Company      R9

Emoluments of the members of the Supervisory Board

			€

	2001	2000	1999

Lodewijk van Wachem

Supervisory Board fees	56,723	56,723	56,723

Committee fees	6,807	6,807	6,807

Holding Company fees	29,148	29,520	28,391

	92,678	93,050	91,921

Maarten van den Bergh

Supervisory Board fees	45,378	22,689	–

Committee fees	6,807	3,403	–

Holding Company fees	29,148	14,808	–

	81,333	40,900	–

Aad Jacobs

Supervisory Board fees	45,378	45,378	45,378

Committee fees	6,807	10,210	10,210

	52,185	55,588	55,588

Jonkheer Aarnout Loudon

Supervisory Board fees	45,378	45,378	45,378

Committee fees	13,613	13,613	13,613

	58,991	58,991	58,991

Professor Joachim Milberg

Supervisory Board fees	45,378	22,689	–

Committee fees	6,807	3,403	–

	52,185	26,092	–

Lawrence Ricciardi

Supervisory Board fees	22,689	–	–

Committee fees	–	–	–

	22,689	–	–

Henny de Ruiter

Supervisory Board fees	45,378	45,378	45,378

Committee fees	6,807	6,807	6,807

Holding Company fees	29,148	29,520	28,391

	81,333	81,705	80,576

Jan Timmer

Supervisory Board fees	45,378	45,378	45,378

Committee fees	13,613	13,613	13,613

	58,991	58,991	58,991

Group Share Plans*
 Set out below is a summary of the principal employee share schemes operated by Group companies. The shares subject to the plans are existing issued shares of the Company and no dilution of shareholders’ equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment thereto is being made.

Group Stock Option Plans
 Under these plans, eligible employees are granted options over shares of Royal Dutch or Shell Transport. The price at which the shares can be bought (the exercise price) will not be less than the fair market value of the shares at the date the options were granted. This is calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the USA where the grant price is the average of the stock exchange opening and closing prices on the date of grant.

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G25–G26.

R10     Royal Dutch Petroleum Company

Options are exercisable three years from grant. Options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions primarily based on Total Shareholder Return.

Restricted Stock Plan
 Grants are made under this plan on a highly selective basis for recruitment and retention of senior staff. A maximum of 250,000 Royal Dutch Shares (or equivalent value in Shell Transport Shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period, provided that the individual has remained in Group employment. Group Managing Directors are not eligible to participate in the Restricted Stock Plan.

Global Employee Share Purchase Plan
 This broad based plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport Shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch Shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Savings-related Share Option Scheme
 In lieu of the Global Employee Stock Purchase Plan in the UK, employees continue to participate in the Savings-related Share Option Scheme. Under the scheme, options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of grant of the option and are normally exercisable after completion of a three-year or five-year contractual period.

Royal Dutch Petroleum Company     R11

(This page is intentionally blank)

R12    Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company,
Public Limited Company
 Report of Independent Accountants

To: The “Shell” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “Shell” Transport and Trading Company, Public Limited Company for the years 2001, 2000 and 1999 appearing on pages S2–S8. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Directors in the preparation of the Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of The “Shell” Transport and Trading Company, Public Limited Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with the accounting principles described in Note 1 on page S4.

/s/ PRICEWATERHOUSECOOPERS, LONDON

PricewaterhouseCoopers, London

March 14, 2002

The “Shell” Transport and Trading Company, Public Limited Company      S1

Financial Statements

Profit and Loss Account				£ million

	Note	2001	2000	1999

Income from shares in companies of the Royal Dutch/Shell Group	3	2,545.6	2,307.4	1,392.1

Interest and other income		5.8	4.5	5.2

		2,551.4	2,311.9	1,397.3

Administrative expenses		3.4	3.3	3.8

Profit on ordinary activities before taxation		2,548.0	2,308.6	1,393.5

Tax on profit on ordinary activities	4	0.7	0.3	0.4

Distributable profit for the year		2,547.3	2,308.3	1,393.1

Share of earnings retained by companies of the Royal Dutch/Shell Group	5	469.0	1,052.6	730.5

Earnings for the year attributable to shareholders		3,016.3	3,360.9	2,123.6

All results relate to continuing operations.

Statement of Retained Profit				£ million

		2001	2000	1999

Distributable profit for the year		2,547.3	2,308.3	1,393.1

Distributable retained profit at beginning of year		876.3	20.6	20.4

		3,423.6	2,328.9	1,413.5

deduct

Dividends on non-equity shares	6

First Preference shares		0.1	0.1	0.1

Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		3,422.8	2,328.1	1,412.7

deduct

Dividends on equity shares:	6

25p Ordinary shares

Interim of 5.85p in 2001, 5.7p in 2000 and 5.5p in 1999		574.4	566.8	546.9

Proposed final of 8.95p in 2001, final of 8.9p in 2000 and 8.5p in 1999		872.5	885.0	845.2

Reduction due to share buyback		7.1	–	–

		1,439.8	1,451.8	1,392.1

Share repurchase including expenses		1,099.0	–	–

Distributable retained profit at end of year		884.0	876.3	20.6

Earnings per 25p Ordinary share[a]			pence

	2001	2000	1999

Distributable profit for the year	25.9	23.2	14.0

Share of earnings retained by companies of the Royal Dutch/Shell Group	4.8	10.6	7.4

Earnings for the year attributable to shareholders	30.7	33.8	21.4

Of the earnings per share amounts shown above, which are disclosed in accordance with Financial Reporting Standard No.14, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options (refer to Note 22 of the Group Financial Statements). There is no difference between basic and diluted earnings per share.

[a]	On weighted average 9,832,071,191 shares in issue during the year 2001. (2000 and 1999: On 9,943,509,726 shares in issue.)

Balance Sheet			£ million

		Dec 31	Dec 31
Note		2001	2000

Fixed assets

Investments

Shares (unlisted) in companies of the Royal Dutch/Shell Group	5	16,032.2	15,629.4

Current assets

Debtors

Dividends receivable from companies of the Royal Dutch/Shell Group		1,699.3	1,740.6

Other debtors		0.4	0.1

		1,699.7	1,740.7
Cash at bank

Short-term deposits		67.5	29.5

Cash		0.6	0.9

		1,767.8	1,771.1

Creditors: amounts due within one year

Amounts due to companies of the Royal Dutch/Shell Group		1.0	0.5

Corporation tax		0.4	0.2

Unclaimed dividends		9.1	8.0

Other creditors and accruals		2.3	2.5

Preference dividends accrued		0.3	0.3

Ordinary dividend proposed		872.5	885.0

		885.6	896.5

Net current assets		882.2	874.6

Total assets less current liabilities		16,914.4	16,504.0

Capital and reserves

Equity interests

Called-up share capital	6

Ordinary shares		2,437.2	2,485.9

Capital redemption reserve	7	48.7	–

Revaluation reserve	5	13,532.5	13,129.8

Profit and Loss Account		884.0	876.3

		16,902.4	16,492.0

Non-equity interests

Called-up share capital	6

First Preference shares		2.0	2.0

Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	8	16,914.4	16,504.0

S2     The “Shell” Transport and Trading Company, Public Limited Company

Statement of Total Recognised Gains and Losses				£ million

	Note	2001	2000	1999

Distributable profit for the year		2,547.3	2,308.3	1,393.1

Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/Shell Group	5	402.7	1,476.2	740.8

Total recognised gains and losses relating to the year		2,950.0	3,784.5	2,133.9

Statement of Cash Flows			£ million

	2001	2000	1999

Returns on investments and servicing of finance

Dividends received from companies of the Royal Dutch/Shell Group	2,586.9	1,412.0	1,362.3

Interest received	5.5	4.3	5.6

Preference dividends paid	(0.8)	(0.8)	(0.7)

Other	(2.6)	(2.4)	(3.2)

Net cash inflow from returns on investments and servicing of finance	2,589.0	1,413.1	1,364.0

Taxation

Tax paid	(0.5)	(0.3)	(0.2)

Equity dividends paid

Ordinary shares	(1,452.3)	(1,412.0)	(1,362.3)

Management of liquid resources (short-term deposits)

Net cash (outflow)/inflow from management of liquid resources	(38.0)	(0.5)	32.9

Financing

Repurchase of share capital, including expenses	(1,099.0)	–	–

Net increase/(decrease) in amounts due to companies of the Royal Dutch/Shell Group	0.5	0.1	(59.9)

Increase/(decrease) in cash	(0.3)	0.4	(25.5)

Cash at January 1	0.9	0.5	26.0

Cash at December 31	0.6	0.9	0.5

Net debts, being amounts due to the companies of the Royal Dutch/Shell Group less cash, increased during 2001 from £0.4 million net funds to £0.4 million net debts (2000: net funds increased from £0.1 million to £0.4 million).

The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company’s share buyback programme are met. The Company’s debtors and creditors are short-term and are all denominated in sterling.

At December 31, 2001 the Company had £67.5 million (2000: £29.5 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year end was 4.5% (2000: 5.8%). The carrying amount and fair value of these deposits are the same.

The “Shell” Transport and Trading Company, Public Limited Company      S3

Notes to the Financial Statements

1     Accounting policies and convention
The accounting policies of The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are explained in the relevant notes.

The Financial Statements on pages S2-S8 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/Shell Group (see Note 5). The disclosures described in Note 3 have been derived from the Royal Dutch/Shell Group Financial Statements.

2     The Company
Shell Transport, one of the Parent Companies of the Royal Dutch/Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as “the Group”. Shell Transport has no investments in associated undertakings other than in companies of the Group.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The 60:40 arrangements referred to above have been supplemented by further arrangements, beginning with Group dividends payable to the Parent Companies in respect of 1977, whereby each Parent Company is to bring into account towards its share in the 60:40 division of dividends from Group companies tax credits and other tax benefits which are related to the liability to tax of a Group company and which arise to the Parent Company or which would arise to the holders of its Ordinary shares if there were to be an immediate full onward distribution to them of Group dividends (for which purpose all such shareholders are assumed to be individuals resident and subject to tax in the country of residence of the Parent Company in question).

3     Share in the income and assets of Group companies
Shell Transport records income from shares in Group companies, in the form of dividends, in its profit and loss account. The Company’s investments in Group companies are stated at the Directors’ valuation at an amount equivalent to Shell Transport’s 40% interest in the Group net assets as disclosed in the Group Financial Statements on pages G2-G32 together with 40% of the carrying amount of Parent Companies’ shares held by Group companies. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to Revaluation reserve.

Shell Transport’s share in certain items relating to the two Group Holding Companies and Shell Petroleum Inc., described in Note 5, is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of the Group Holding Companies and Shell Petroleum Inc. in the aggregate and is derived from the Group Financial Statements on pages G2-G32.

S4 The “Shell” Transport and Trading Company, Public Limited Company

			£ million

	2001	2000	1999

Sales proceeds	49,248.7	50,589.5	37,019.3
Sales taxes, excise duties and similar levies	11,687.1	11,191.1	10,964.4

Net proceeds	37,561.6	39,398.4	26,054.9

Operating profit after net currency gains/losses	5,548.2	6,441.8	3,766.8
Interest and other income	294.2	257.3	133.8
Interest expense	314.7	349.7	309.8

Income before taxation	5,527.7	6,349.4	3,590.8
Taxation	2,415.2	2,977.9	1,408.5
Minority interests	97.8	11.6	59.6

Net income for the year	3,014.7	3,359.9	2,122.7
Fixed assets including
Parent Companies’ shares	20,774.3	19,013.3	19,677.4
Current assets	10,537.0	14,122.8	8,735.3
Current liabilities	9,232.9	11,427.7	8,268.0
Long-term liabilities	1,751.0	2,160.7	2,286.0

This supplementary information has been calculated in conformity with the accounting policies on pages G5-G8 of the Group Financial Statements. These policies differ in certain respects from accounting principles generally accepted in the United Kingdom, the principal difference being in respect of the provision for deferred taxation. If deferred taxation had been provided in the Group Financial Statements under UK accounting standard SSAP 15, it has been estimated that Shell Transport’s share of Group net assets would increase by approximately £1.4 billion (2000: £1.2 billion). Shell Transport’s distributions from Group companies were as follows:

			£ million

	2001	2000	1999

Distributions from Group companies	2,545.6	2,307.4	1,392.1

The increased distributions from the Group companies in 2000 and 2001 provide reserves available for the share buyback programme.

4     Tax on profit on ordinary activities

			£ million

	2001	2000	1999

Corporation tax at 30.00% (2000: 30.00% and 1999: 30.25%) in respect of interest income less administrative expenses	0.7	0.3	0.4

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 3.

5     Investments in Group companies
Shell Transport has 40% equity shareholdings in The Shell Petroleum Company Limited, which is registered in England and Wales, (consisting of the whole of its 102,342,930 issued “B” shares of £1 each) and in Shell Petroleum N.V., which is incorporated in the Netherlands (consisting of the whole of its 44 issued “B”shares of N.fl. 5,000,000 each). The remaining 60% equity shareholdings in these two companies (consisting of 153,514,395 “A” shares of £1 each of The Shell Petroleum Company Limited and 66 “A” shares of N.fl. 5,000,000 each of Shell Petroleum N.V.) are held by Royal Dutch.

The “Shell” Transport and Trading Company, Public Limited Company S5

Shell Transport also holds 1,600 Class “B” shares of US $1 each in Shell Petroleum Inc., which is incorporated in the State of Delaware, USA. These shares, together with the 2,400 Class “A” shares of US $1 each in that company held by Royal Dutch, carry voting control of Shell Petroleum Inc. but are restricted in regard to dividends to 12% of their par value per annum. Shell Petroleum N.V. holds the remaining 1,000 shares of US $1 each in Shell Petroleum Inc., which are unrestricted in regard to dividends.

The Shell Petroleum Company Limited, Shell Petroleum N.V. and Shell Petroleum Inc. own, directly or indirectly, the investments representing the total Group interest in the other companies which, with them, comprise the Group.

The Directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

		£ million

	2001	2000

Cost of Shell Transport’s investments in Group companies	178.4	178.4
Shell Transport’s share of:
Earnings retained by Group companies	15,602.3	15,133.3
Parent Companies’ shares held by Group companies	(538.7)	(350.8)
Other comprehensive income[a]	(1,770.4)	(1,226.1)
Currency translation differences	2,021.9	1,543.8

	15,493.5	15,278.6
40% of carrying amount of Parent Companies’
shares held by Group companies	538.7	350.8

	16,032.2	15,629.4

a	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

The movements in the Revaluation reserve are represented by:

		£ million

	2001	2000

As at January 1	13,129.8	11,653.6
Share of earnings retained by Group companies out of net income	469.0	1,052.6
Share of other comprehensive income for the year	(544.3)	(809.6)
Currency translation differences	478.0	1,233.2

	402.7	1,476.2

As at December 31	13,532.5	13,129.8

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, a taxation liability of approximately £1.4 billion would arise (2000:£1.3 billion).

6     Share capital and dividends
At December 31, 2000 and December 31, 2001 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

S6 The “Shell” Transport and Trading Company, Public Limited Company

The allotted, called up and fully paid share capital at December 31, 2001 was as follows:

	Number of shares	£

Equity shares
Ordinary shares of 25p each
As at January 1	9,943,509,726	2,485,877,432
Shares repurchased for cancellation	194,884,726	48,721,182

As at December 31	9,748,625,000	2,437,156,250

Non-equity shares
First Preference shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000

	12,000,000	12,000,000

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend and rank in priority to Ordinary shares. On a winding up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess over £1 of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six months period preceding the repayment or winding up) but do not have any further rights of participation in the profits or assets of the Company. The Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding up, sanctioning the sale of undertaking, an alteration of the Articles of Association or otherwise directly affects their class rights.

In accordance with the Finance Act 1972, dividends in respect of the First and Second Preference shares were payable between April 6, 1973 and April 5, 1999 at the rate of 3.85% per annum and 4.9% per annum respectively. Under the Finance Act 1998, the dividend rights on the Preference shares for payments after April 5, 1999 were restored to the respective nominal coupon rates of 5.5% per annum and 7% per annum.

The Preference shares are irredeemable and form part of the permanent capital of the Company. The number in issue has remained unchanged since 1922. The fair value of the Preference shares based on market valuations at December 31, 2001 was 92.17 pence per share (2000: 101.4 pence per share) for the First Preference shares and 128.0 pence per share (2000: 112.8 pence per share) for the Second Preference shares.

Ordinary dividends paid and proposed are as follows:

			£ million

	2001	2000	1999

Interim of 5.85p in 2001, 5.7p in 2000 and 5.5p in 1999	574.4	566.8	546.9
Proposed final of 8.95p in 2001, final of 8.9p in 2000 and final of 8.5p in 1999	872.5	885.0	845.2
Reduction due to share buyback	(7.1)	—	—

	1,439.8	1,451.8	1,392.1

The charges for 2001 ordinary dividends of £1,439.8 million were reduced by the release of £7.1 million from the provisions for the final dividend at December 31, 2000 and interim dividend at June 30, 2001. This was due to the subsequent cancellation of shares resulting from the Company’s share buyback programme during the period.

7     Capital redemption reserve

		£ million

	2001	2000
As at January 1	—	—
Movement relating to shares bought by
Shell Transport and cancelled	48.7	—

As at December 31	48.7	—

Share capital was cancelled on all shares repurchased under the Company's share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

The “Shell” Transport and Trading Company, Public Limited Company S7

8     Reconciliation of movements in Shareholders’ funds

		£ million

	2001	2000

Distributable profit for the year	2,547.3	2,308.3
Dividends	(1,440.6)	(1,452.6)
Repurchase of share capital, including expenses	(1,099.0)	—
Unrealised surplus on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 5)	402.7	1,476.2

Net addition to Shareholders’ funds	410.4	2,331.9
Shareholders’ funds as at January 1	16,504.0	14,172.1

Shareholders’ funds as at December 31	16,914.4	16,504.0

9     Auditors’ remuneration

Audit fees of Shell Transport amounted to £25,500 in 2001, £16,015 in 2000 and £14,645 in 1999. The comparatives for audit fees have been re-presented to include all fees connected directly with the statutory audit. All amounts are stated exclusive of value added tax.

10   Aggregate Directors’ emoluments

			£

	2001	2000	1999

Salaries, fees and benefits	1,979,253	1,974,161	1,447,542
Performance-related element	1,025,050	760,050	519,300

	3,004,303	2,734,211	1,966,842

“Excess” retirement benefits (Note iii)	41,800	34,056	25,231
Realised share option gains	1,653,429	1,376,544	1,971,360

(i)	The highest paid Director (including realised share option gains and excluding pensions) in 1999 and 2000 was Sir Mark Moody-Stuart and in 2001 was Philip Watts.

(ii)	Of the emoluments disclosed, £326,783 in 2001, £329,666 in 2000, and £316,817 in 1999 were borne by Shell Transport and charged in the Profit and Loss Account.

(iii)	Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by Directors and past Directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.

11   Post Balance Sheet event
Since the year end the Company had, under the share buyback programme, purchased on the market as at March 13, 2002, 7,400,000 Ordinary shares, representing 0.08% of the Company’s issued share capital as at December 31, 2001, for a total cost of £35.40 million including expenses at an average price of 476.3 pence per share.

Shares purchased under the buyback programme will be cancelled and will not rank for dividends but any shares purchased on or after April 17, 2002 will be entitled to the dividend payable on May 22, 2002.

S8 The “Shell” Transport and Trading Company, Public Limited Company

Remuneration

Remuneration and Succession Review Committee
The structure and functions of the Remuneration and Succession Review Committee (REMCO) are described on page 77.

Remuneration Policy for Group Managing Directors
Philosophy
The philosophy for remuneration of Group Managing Directors, including those who are also Managing Directors of the Company, is consistent with that for senior management throughout the Group: to attract and retain high calibre individuals and motivate them towards exceptional performance that enhances the value of the Group now and over the long-term.

Commitment to the Group’s current and long-term performance is key. The remuneration structures are therefore designed to support the alignment of senior staff with the goals of the Group and its various businesses, and with shareholders’ interests. A significant proportion of remuneration is linked to performance against both internal business targets and external shareholder return measures.

Competitive framework
Overall remuneration levels are set with reference to market practice among global companies of comparable size, complexity and international scope, among which there is an increasing emphasis on variable short and long-term pay. This is consistent with the Group’s policy. The proportion of total remuneration that is performance-driven has increased over recent years.

REMCO reviews remuneration levels and the proportion between fixed and variable pay on an annual basis. Supporting market data is provided by a number of independent external remuneration consultants.

Primary components of remuneration
Base salary
Levels are set by reference to market-based salary scales. The scales were increased by 4% with effect from July 1, 2001 and are expected to increase with effect from July 1, 2002. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Annual bonus
Awards are set by REMCO based on the extent of achievement of challenging Group performance targets, which are set as part of the annual Group business plan. The targets encompass financial, customer, people, sustainable development and other operational objectives. The bonus payable to Group Managing Directors in respect of the year 2001 is 65% of base salary, equal to the on-target level for 2001.

The annual bonus payment is non-pensionable.

Deferred bonus
From 2001 onwards Group Managing Directors may elect to defer up to one-third of their bonus into Royal Dutch or Shell Transport shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares, are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two shares accumulated.

Long-term incentives
These are provided through the Group Stock Option Plans. Options are granted to the Group Managing Directors under one of the Group Stock Option Plans once per year, except that no option is granted to them within one year before retirement. Consideration is given on an individual basis to the granting of options each year.

The “Shell” Transport and Trading Company, Public Limited Company S9

Since 1998, options granted to the Group Managing Directors have been for a ten-year term. There is a three-year vesting period and 50% of the options are subject to a performance condition. The primary performance condition is Total Shareholder Return (share price growth plus dividends) relative to a peer group of other major integrated oil companies. The Total Shareholder Return (TSR) is measured by the average weighted share price of Royal Dutch and Shell Transport over the ten-day period at the beginning and end of the three-year period. REMCO may also take into account other factors that it deems appropriate as being long-term indicators of Group performance. The proportion of the share options subject to the performance conditions which will either become unconditional or lapse, will be determined for Group Managing Directors at the absolute discretion of REMCO.

For options vesting in December 2001 the measurement period was October 1, 1998 to September 30, 2001. The peer companies were BP, Chevron, ExxonMobil, Texaco and TotalFinaElf. The Royal Dutch/Shell Group ranked second, with a TSR of 0.4 percentage points behind that of the top ranking company. There was a difference of less than 1.0 percentage point between the performance of the first and fourth ranking companies. REMCO also considered other performance indicators. These included relative TSR in excess of the cost of equity, relative TSR over annual and two-year periods within the measurement period and the Group’s delivery against three-year targets.

Having considered all these factors, REMCO determined that 90% of the options granted in 1998 that were subject to performance conditions should vest.

It is intended that a proportion of future grants to Group Managing Directors as well as to the most senior executives will be subject to the performance conditions based on TSR and other performance measures.

Pensions/Retirement benefits
For Shell Transport Managing Directors’ pensions the principal sources are the Shell Contributory Pension Fund (for service in the UK) and the Shell Overseas Contributory Fund (for previous service overseas). Both Funds are defined benefit plans to which Managing Directors contribute 4% of relevant earnings. Managing Directors retire on 30 June following their 60th birthday, and the maximum pension is two-thirds of their remuneration, excluding bonuses. There are also provisions, as for all members of the above Funds, for lump-sum death-in-service payment of three times the annual salary. During 2001 three Directors accrued retirement benefits under defined benefit plans (2000: three; 1999: two). No Director has accrued benefits under a money purchase benefit scheme. Salaries/fees payable to Managing Directors, totalling £1,328,500 in 2001, £1,514,500 in 2000, and £1,028,500 in 1999, count for pension purposes in the Shell Contributory Pension Fund. The payment of employers’ contributions to the Fund, which is open to United Kingdom employees of the member companies, has upon actuarial advice been suspended since January 1, 1990. Managing Directors accrued pension benefits during the year as detailed below. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

					£ thousand

		Years of	Net		Accumulated
		Group	increase	Transfer	annual
		service	in accrued	value of	pension
	Age as at	as at	pension	pension	as at
	31.12.01	31.12.01	during 2001	increase	31.12.01

Philip Watts	56	32	125	2,010	396
Sir Mark Moody-Stuart	61	38	53	910	514
Paul Skinner	57	38	52	832	339

The increase in pension for Sir Mark Moody-Stuart is for the period January 1 - June 30, 2001 (his date of retirement) and has been calculated at the latter date.

Service contracts
The Company’s Managing Directors do not have service contracts with their employing company, and their entitlement to notice is the standard for all senior staff — three months. There are no predetermined termination compensation arrangements in place for Managing Directors.

S10 The “Shell” Transport and Trading Company, Public Limited Company

Emoluments of Directors in office during 2001				£

	2001		2000	1999

Philip Watts
Salaries and fees	607,398		496,302	472,622
Benefits	20,089		17,323	17,275
Performance-related element[a]	455,000	b	225,000	218,250

	1,082,487		738,625	708,147
Realised share option gains	508,167		134,400	112,200

	1,590,654		873,025	820,347

Paul Skinner
Salaries and fees	504,703		458,802	—
Benefits	14,924		15,620	—
Performance-related element[a]	338,000	b	213,750	—

	857,627		688,172	—
Realised share option gains	505,902		349,704	—

	1,363,529		1,037,876	—

Teymour Alireza
Directors’ fees	25,000		25,000	25,000
Committee fees	3,750		3,750	3,750

	28,750		28,750	28,750

Dr Eileen Buttle
Directors’ fees	25,000		25,000	25,000
Committee fees	6,875		5,625	1,875

	31,875		30,625	26,875

Luis Giusti
Directors’ fees	25,000		7,500	—
Committee fees	1,875		—	—

	26,875		7,500	—

Nina Henderson
Directors’ fees	15,641		—	—
Committee fees	1,875		—	—

	17,516		—	—

Sir Peter Holmes
Directors’ fees	9,583		25,000	25,000
Committee fees	1,438		5,000	6,875
Holding Company fees	6,915		18,011	18,503

	17,936		48,011	50,378
Pensions	29,049		28,190	27,342

	46,985		76,201	77,720

Sir John Jennings
Directors’ fees	9,583		25,000	25,000
Committee fees	1,438		6,250	7,500
Holding Company fees	6,915		18,011	18,503

	17,936		49,261	51,003
Pensions	37,598		36,487	35,389
Realised share option gains	—		—	1,047,540

	55,534		85,748	1,133,932

Sir Peter Job
Directors’ fees	10,417		—	—
Committee fees	625		—	—

	11,042		—	—

Sir Mark Moody-Stuart
Salaries and fees	581,526	c;	710,427	668,822
Benefits	—		—	—
Performance-related element[a]	232,050		321,300	301,050
Committee fees	1,875		—	—

	815,451		1,031,727	969,872
Realised share option gains	639,360		892,440	811,620

	1,454,811		1,924,167	1,781,492

Professor Robert O’Neill
Directors’ fees	25,000		25,000	25,000
Committee fees	5,000		5,000	6,250

	30,000		30,000	31,250

Lord Oxburgh
Directors’ fees	25,000		25,000	25,000
Committee fees	7,475		11,850	11,850

	32,475		36,850	36,850

Sir William Purves
Directors’ fees	25,000		25,000	25,000
Committee fees	9,333		9,333	7,467

	34,333		34,333	32,467

a	The performance-related element is included in the year to which it relates.
b	Of which one-third was deferred under the Deferred Bonus Plan.
c	The remuneration payable to Sir Mark Moody-Stuart in 2001 includes a “full service bonus” of £198,000. A bonus under this arrangement is paid on retirement to all UK employees with qualifying service.

The “Shell” Transport and Trading Company, Public Limited Company S11

Share options
The interests of Shell Transport Directors under all the stock option plans of Group companies during 2001 were:

Number of shares under option

		Exercised			Market
	Granted	(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
1.1.01	the year	the year	31.12.01	price	exercise	date

Philip Watts
194,700	—	194,700	—	326p	587p	11.12.01
272,000	—	—	272,000	439p	—	10.12.02
325,000	—	(16,250)	308,750	363p	—	21.12.08
341,000	—	—	341,000	505p	—	22.03.10
—	465,000	—	465,000	552p	—	25.03.11
5,214 (Note iii)	—	—	5,214	330p	—	01.02.02

Sir Mark Moody-Stuart
333,000	—	333,000	—	326p	518p	11.12.01
387,000	—	—	387,000	439p	—	10.12.02
464,000	—	(23,200)	440,800	363p	—	30.06.06
487,000	—	—	487,000	505p	—	30.06.06

Paul Skinner
194,700	—	100,000	—	326p	580p	11.12.01
		94,700	—	326p	592p	11.12.01
139,200	—	—	139,200	439p	—	10.12.07
194,700	—	—	194,700	363p	—	21.12.08
341,000	—	—	341,000	505p	—	22.03.10
—	465,000	—	465,000	552p	—	25.03.11
5,214 (Note iii)	—	—	5,214	330p	—	01.02.02

(i)	All the options listed above relate to Shell Transport Ordinary shares. All options are exercisable at market price (no discount) at grant. The options with an expiry up to and including 2002 were exercisable from grant except for the Savings-related Share Option Scheme (see Note (iii) below). The remaining options were granted for 10 years and are not exercisable within three years of grant; 50% of those options are subject to a performance condition with the exception of those granted prior to appointment as a Director of the Company. Upon vesting in 2001 of the performance-related options granted in 1998, 90% became unconditional. Other than performance-related options which did not vest and were cancelled, no options lapsed during the year.
(ii)	The middle market price of the Ordinary shares on December 31, 2001 was 472.0p and the price range during the year was 430.0p to 637.5p.
(iii)	These options are held under the Savings-related Share Option Scheme of The Shell Petroleum Company Limited. Philip Watts and Paul Skinner exercised their options under this scheme to purchase the shares at the maturity date. New five-year options were granted under this scheme to Philip Watts and Paul Skinner, commencing February 1, 2002. The options are to purchase 3,251 Ordinary shares at 509p each.
(iv)	There were no changes in the above interests in options during the period from December 31, 2001 to March 12, 2002 except for the changes noted in (iii) above relating to Savings-related Share Option Scheme options.

S12 The “Shell” Transport and Trading Company, Public Limited Company

Group Share Plans*
Set out below is a summary of the principal employee share schemes operated by Group companies. The shares subject to the plans are existing issued shares of the Company and no dilution of shareholders’ equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment thereto is being made.

Group Stock Option Plans
Under these plans, eligible employees are granted options over shares of Royal Dutch or Shell Transport. The price at which the shares can be bought (the exercise price) will not be less than the fair market value of the shares at the date the options were granted. This is calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the USA where the grant price is the average of the stock exchange opening and closing prices on the date of grant.

Options are exercisable three years from grant. Options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions primarily based on Total Shareholder Return.

Restricted Stock Plan
Grants are made under this plan on a highly selective basis for recruitment and retention of senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period, provided that the individual has remained in employment. Group Managing Directors are not eligible to participate in the Restricted Stock Plan.

Global Employee Share Purchase Plan
This broad based plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Savings-related Share Option Scheme
In lieu of the Global Employee Share Purchase Plan employees in the UK continue to participate in the Savings-related Share Option Scheme. Options are granted over shares of Shell Transport at prices not less than market value on a date not more than 30 days before grant and are normally exercisable after a three-year or five-year contractual period.

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G25-G26.

The “Shell” Transport and Trading Company, Public Limited Company S13

(This page is intentionally blank)

S14 The “Shell” Transport and Trading Company, Public Limited Company

Royal Dutch/Shell Group of Companies
Report of Independent Accountants

To Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c.

We have audited the Financial Statements appearing on pages G2-G32 of the Royal Dutch/Shell Group of Companies for the years 2001, 2000 and 1999. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management in the preparation of Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Royal Dutch/Shell Group of Companies at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with generally accepted accounting principles in the Netherlands and the United States.

/s/ KPMG ACCOUNTANTS N.V., THE HAGUE

KPMG Accountants N.V., The Hague

/s/ PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, London

March 13, 2002

Royal Dutch/Shell Group of Companies G1

Financial Statements

Statement of Income				$ million

	Note	2001	2000	1999

Sales proceeds		177,281	191,511	149,706
Sales taxes, excise duties and similar levies		42,070	42,365	44,340

Net proceeds		135,211	149,146	105,366
Cost of sales		107,839	118,328	81,839

Gross profit		27,372	30,818	23,527
Selling and distribution expenses		7,898	7,896	8,195
Administrative expenses		1,244	1,137	830
Exploration		882	755	1,086
Research and development		387	389	505

Operating profit of Group companies		16,961	20,641	12,911
Share of operating profit of associated companies	6	3,041	3,859	2,321

Operating profit		20,002	24,500	15,232
Interest and other income	7	1,059	974	541
Interest expense	8	1,133	1,324	1,253
Currency exchange gains/(losses)		(30)	(114)	1

Income before taxation		19,898	24,036	14,521
Taxation	9	8,694	11,273	5,696

Income after taxation		11,204	12,763	8,825
Income applicable to minority interests		352	44	241

Net income		10,852	12,719	8,584

Statement of Comprehensive Income and Parent Companies' Interest in Group Net Assets				$ million

	Note	2001	2000	1999

Net income	3	10,852	12,719	8,584
Other comprehensive income, net of tax:	5
currency translation differences	19	(1,689)	(2,717)	(1,443)
unrealised gains/(losses) on securities		(143)	(238)	205
unrealised gains/(losses) on cash flow hedges		(14)
minimum pension liability adjustments		(127)	(70)	(95)

Comprehensive income		8,879	9,694	7,251
Net distributions to Parent Companies	3	(9,163)	(8,579)	(5,631)
Increase in Parent Companies’ shares held by Group companies	22	(642)	(200)	(411)

Parent Companies’ interest in Group net assets at January 1		57,086	56,171	54,962

Parent Companies’ interest in Group net assets at December 31	4	56,160	57,086	56,171
Applicable to:
Royal Dutch (60%)		33,696	34,252	33,703
Shell Transport (40%)		22,464	22,834	22,468

		56,160	57,086	56,171

G2 Royal Dutch/Shell Group of Companies

Statement of Assets and Liabilities			$ million

		Dec 31	Dec 31
	Note	2001	2000

Fixed assets
Tangible assets	10	51,370	47,314
Intangible assets	10	939	1,005
Investments
associated companies	6	18,018	18,648
securities	14	1,914	1,720
other		1,108	1,043

Total fixed assets		73,349	69,730

Other long-term assets	11	7,716	6,838
Current assets
Inventories	12	6,341	7,884
Accounts receivable	13	17,467	26,611
Short-term securities	14	—	4
Cash and cash equivalents	14	6,670	11,431

Total current assets		30,478	45,930

Current liabilities: amounts due within one year
Short-term debt	15	3,988	3,357
Accounts payable and accrued liabilities	17	18,884	26,613
Taxes payable	9	4,494	6,116
Dividends payable to Parent Companies		6,101	6,612

Total current liabilities		33,467	42,698

Net current assets/(liabilities)		(2,989)	3,232

Total assets less current liabilities		78,076	79,800

Long-term liabilities: amounts due after more than one year
Long-term debt	15	1,832	4,070
Other	18	4,515	4,003

		6,347	8,073

Provisions
Deferred taxation	9	7,146	7,008
Pensions and similar obligations	21	2,331	2,238
Decommissioning and restoration costs	23	2,615	2,514

		12,092	11,760

Group net assets before minority interests		59,637	59,967
Minority interests		3,477	2,881

Net assets		56,160	57,086

Royal Dutch/Shell Group of Companies G3

Statement of Cash Flows (see Note 19)				$ million

	Note	2001	2000	1999

Cash flow provided by operating activities
Net income		10,852	12,719	8,584
Adjustments to reconcile net income to cash flow provided
by operating activities
Depreciation, depletion and amortisation	10	6,117	7,885	6,520
Profit on sale of assets		(133)	(1,026)	(1,366)
Movements in:
inventories		1,067	(1,268)	(2,059)
accounts receivable		8,519	(10,007)	(5,049)
accounts payable and accrued liabilities		(7,787)	9,741	3,066
taxes payable		(1,443)	967	1,260
short-term securities		—	(2)	16
Associated companies: dividends more/(less) than net income	6	265	(132)	423
Deferred taxation and other provisions		129	491	(55)
Long-term liabilities and other		(1,005)	(1,053)	(522)
Income applicable to minority interests		352	44	241

Cash flow provided by operating activities		16,933	18,359	11,059

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(9,626)	(6,209)	(7,409)
Proceeds from sale of assets		1,265	3,852	5,026
New investments in associated companies	6	(1,074)	(1,161)	(1,024)
Disposals of investments in associated companies		507	2,283	549
Movement in other investments		(180)	(336)	(165)

Cash flow used in investing activities		(9,108)	(1,571)	(3,023)

Cash flow used in financing activities
Long-term debt (including short-term part)
new borrowings		180	945	1,798
repayments		(1,115)	(1,276)	(1,575)

		(935)	(331)	223
Net increase/(decrease) in short-term debt		(794)	(3,271)	(922)
Change in minority interests		(206)	(22)	54
Dividends paid to:
Parent Companies		(9,406)	(5,239)	(5,446)
minority interests		(221)	(262)	(165)

Cash flow used in financing activities		(11,562)	(9,125)	(6,256)

Parent Companies’ shares held by Group companies		(773)	(200)	(411)
Currency translation differences relating to cash and cash equivalents		(251)	(75)	(43)

Increase/(decrease) in cash and cash equivalents		(4,761)	7,388	1,326

Cash and cash equivalents at January 1		11,431	4,043	2,717

Cash and cash equivalents at December 31		6,670	11,431	4,043

G4 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

1   The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The "Shell” Transport and Trading Company, p.l.c. (Shell Transport) are holding companies which together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/Shell Group. Group companies are engaged in all principal aspects of the oil and natural gas business throughout the world. They also have substantial chemical interests. These activities are conducted in more than 140 countries and territories and are subject to changing economic, regulatory and political conditions.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

The 60:40 arrangements referred to above have been supplemented by further arrangements, beginning with Group dividends payable to the Parent Companies in respect of 1977, whereby each Parent Company is to bring into account towards its share in the 60:40 division of dividends from Group companies tax credits and other tax benefits which are related to the liability to tax of a Group company and which arise to the Parent Company or which would arise to the holders of its ordinary shares if there were to be an immediate full onward distribution to them of Group dividends (for which purpose all shareholders are assumed to be individuals resident and subject to tax in the country of residence of the Parent Company in question).

2   Accounting policies

Nature of the Financial Statements
The accounts of the Parent Companies are not included in the Financial Statements, the objective of which is to demonstrate the financial position, results of operations and cash flows of a group of undertakings in which each Parent Company has an interest in common whilst maintaining its separate identity. The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence. Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Certain joint ventures are taken up in the Financial Statements in proportion to the relevant Group interest.

The Financial Statements have been prepared under the historical cost convention. They have been prepared in all material respects in accordance with generally accepted accounting principles in the Netherlands and the United States. Group accounting policies are also substantially consistent with accounting principles generally accepted in the United Kingdom, with the notable exception of the provision for deferred taxation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and notes thereto. Actual results could differ from those estimates.

Currency translation
Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies’ interest in Group net assets. Upon disinvestment or liquidation of a non-dollar Group company, cumulative currency translation differences related to that company are taken to income.

The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in Group net income.

Securities
Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in net income. Securities intended to be held to maturity are carried at cost, unless permanently impaired in which case they are carried at fair value. All other securities are classified as available for sale and are carried at fair value, with unrealised holding gains and losses

Royal Dutch/Shell Group of Companies G5

being taken directly to Parent Companies’ interest in Group net assets. Upon sale or maturity, the net gains and losses are included in net income.

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long term are classified under fixed assets — investments.

Parent Companies’ shares held by Group companies are not included in the Group’s net assets but reflected as a deduction from Parent Companies’ interest in Group net assets.

Cash flows resulting from movements in securities of a trading nature are reported under cash flow provided by operating activities while cash flows resulting from movements in other securities are reported under cash flow used in investing activities.

Derivative instruments
A US accounting standard, FAS 133, as amended, which requires all derivative financial instruments (“derivatives”), with certain exceptions, to be recorded in the Statement of Assets and Liabilities (as assets or liabilities in respect of risk management activities) at their fair value, has been adopted from the beginning of 2001. Adoption of the standard did not have a significant effect on the Group’s Financial Statements and the transition adjustment as at January 1, 2001 was negligible.

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. The carrying amount of all derivatives, other than those meeting the normal purchases and sales exception, is measured using market prices. Those derivatives qualifying and designated as hedges are either: (1) a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (“fair value” hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognised asset or liability or a forecasted transaction (“cash flow” hedge), or (3) a hedge of the foreign currency exposure (“foreign currency” hedge) of a recognised asset or liability or of an unrecognised firm commitment (fair value hedge) or of the variability of foreign currency cash flows associated with a forecasted transaction, a recognised asset or liability or an unrecognised firm commitment (cash flow hedge).

The effective portion of a change in the carrying amount of a cash flow hedge is recorded in other comprehensive income, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income. A change in the carrying amount of a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. A change in the carrying amount of a foreign currency hedge is recorded on the basis of whether the hedge is a fair value hedge or a cash flow hedge. A change in the carrying amount of other derivatives is taken to income.

Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. The effectiveness of a hedge is also continually assessed. When effectiveness ceases, hedge accounting is discontinued.

Inventories
Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined for the most part by the first-in first-out method (FIFO), but the cost of certain North American inventories is determined on the basis of the last-in first-out method (LIFO). Cost comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Exploration costs
Group companies follow the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, with the exception that exploratory drilling costs are initially included in tangible fixed assets pending determination of commercial reserves. The determination of commercial reserves occurs within one year unless such reserves are in an area requiring major capital expenditure before production could begin. Should the efforts be determined unsuccessful, they are then charged to income.

G6 Royal Dutch/Shell Group of Companies

Interest capitalisation
Interest is capitalised, as an increase in tangible fixed assets, on significant capital projects during construction. Interest is also capitalised, as an increase in investments in associated companies, on funds invested by Group companies which are used by associated companies for significant capital projects during construction.

Depreciation, depletion and amortisation
Tangible fixed assets related to production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives. Goodwill, which is included within intangible fixed assets, is amortised over its estimated useful economic life, with a maximum of 40 years.

The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Where impairment is indicated, the carrying amounts of assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

In the evaluation for impairment of oil and gas properties, future cash flows are estimated using risk assessments on field and reservoir performance and include outlooks on proved and unproved reserves, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Environmental expenditures
Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which an obligation to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies’ best estimate of their final pro-rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Decommissioning and restoration costs
Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. In respect of oil and gas production activities, the estimated cost is provided over the life of the proved developed reserves on a unit-of-production basis. The recorded liabilities are reflected as a provision in the Statement of Assets and Liabilities. For other activities, the estimated cost is provided over the remaining life of a facility on a straight-line basis once an obligation crystallises and the amount can be reasonably estimated. Changes in estimates of costs are accrued on a prospective basis.

Deferred taxation
Deferred taxation is provided using the comprehensive liability method of accounting for income taxes based on provisions of enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Financial Statements or in the tax returns. In estimating these tax consequences, consideration is given to expected future events. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance representing the amount of any tax benefits for which there is uncertainty of realisation.

Employee retirement plans
Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision which is not less than the present value of accumulated pension benefits, based on present salary levels, is included in the Financial Statements. Valuations of both funded and unfunded plans are carried out by independent actuaries.

Pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Royal Dutch/Shell Group of Companies G7

Postretirement benefits other than pensions
Some Group companies provide certain postretirement health care and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the periods employees render service to the Group. These plans are not funded. A provision is included in the Financial Statements which is sufficient to cover the present value of the accumulated postretirement benefit obligation based on current assumptions. Valuations of these obligations are carried out by independent actuaries.

Sales proceeds
Sales proceeds are determined by reference to the sales price of goods delivered and services rendered during the period. Sales between Group companies are based on prices generally equivalent to commercially available prices.

Administrative expenses
Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Research and development
Research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Reclassifications
Certain prior-year amounts have been reclassified to conform with current-year presentation.

G8 Royal Dutch/Shell Group of Companies

3   Division of Group net income between the Parent Companies

The division of Group net income, in accordance with Note 1, is as follows:

2001			$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	10,852	6,511	4,341
less net distributions to Parent Companies	9,163	5,498	3,665

Undistributed net income	1,689	1,013	676

2000			$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	12,719	7,631	5,088
less net distributions to Parent Companies	8,579	5,147	3,432

Undistributed net income	4,140	2,484	1,656

1999			$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	8,584	5,151	3,433
less net distributions to Parent Companies	5,631	3,379	2,252

Undistributed net income	2,953	1,772	1,181

4   Parent Companies’ interest in Group net assets

			$ million

	2001	2000	1999

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	64,061	62,372	58,232
Parent Companies’ shares held by Group companies (Note 22)	(1,953)	(1,311)	(1,111)
Cumulative currency translation differences	(6,336)	(4,647)	(1,930)
Unrealised gains/(losses) on:
securities	(14)	129	367
cash flow hedges	(14)
Minimum pension liability adjustments	(325)	(198)	(128)

Balance at December 31	56,160	57,086	56,171

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $21,625 million at December 31, 2001 (2000: $22,615 million; 1999: $23,397 million). Provision has not been made for taxes on possible future distribution of these undistributed earnings as these earnings have been, or will be, substantially reinvested by the companies concerned. It is not, therefore, meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

Royal Dutch/Shell Group of Companies G9

5   Other comprehensive income

2001			$ million

		Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(1,540)	(22)	(1,562)
Reclassifications	(127)	–	(127)

Currency translation differences net of reclassifications	(1,667)	(22)	(1,689)

Unrealised gains/(losses) on securities	(114)	(9)	(123)
Reclassifications	(32)	12	(20)

Unrealised gains/(losses) on securities net of reclassifications	(146)	3	(143)

Unrealised gains/(losses) on cash flow hedges	(1)	(13)	(14)
Reclassifications	–	–	–

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(1)	(13)	(14)

Minimum pension liability adjustments	(209)	82	(127)

Other comprehensive income	(2,023)	50	(1,973)

2000			$ million

		Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(2,677)	(51)	(2,728)
Reclassifications	11	–	11

Currency translation differences net of reclassifications	(2,666)	(51)	(2,717)

Unrealised gains/(losses) on securities	(205)	8	(197)
Reclassifications	(50)	9	(41)

Unrealised gains/(losses) on securities net of reclassifications	(255)	17	(238)

Minimum pension liability adjustments	(115)	45	(70)

Other comprehensive income	(3,036)	11	(3,025)

1999			$ million

		Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(1,485)	23	(1,462)
Reclassifications	19	–	19

Currency translation differences net of reclassifications	(1,466)	23	(1,443)

Unrealised gains/(losses) on securities	266	(31)	235
Reclassifications	(31)	1	(30)

Unrealised gains/(losses) on securities net of reclassifications	235	(30)	205

Minimum pension liability adjustments	(139)	44	(95)

Other comprehensive income	(1,370)	37	(1,333)

G10 Royal Dutch/Shell Group of Companies

6   Associated companies

(a)   Income
Associated companies engage in similar businesses to Group companies and play an important part in the overall operating activities of the Group. Consequently, the Group share of operating profits arising from associated companies is seen as a contribution to the total Group operating profit and is shown as such in the Statement of Income. The Group share of interest income, interest expense, currency exchange gains/losses and taxation of associated companies has been included within those items in the Statement of Income.

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

			$ million

	2001	2000	1999

Net proceeds	55,767	60,896	40,970
Cost of sales	47,143	51,692	33,646

Gross profit	8,624	9,204	7,324
Other operating expenses	5,583	5,345	5,003

Operating profit	3,041	3,859	2,321
Interest and other income	98	111	76
Interest expense	503	498	339
Currency exchange gains/(losses)	(20)	7	4

Income before taxation	2,616	3,479	2,062
Taxation	1,081	1,515	966

Net income	1,535	1,964	1,096

Income by segment			$ million

	2001	2000	1999

Exploration and Production	745	990	475
Gas & Power	746	505	251
Oil Products	456	650	418
Chemicals	(26)	174	154
Corporate and Other	(386)	(355)	(202)

	1,535	1,964	1,096

From 2001, operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are now included in the Corporate segment. Results for 2000 and 1999 have been restated to reflect this change.

(b)   Investments

				$ million

			2001	2000

	Shares	Loans	Total	Total

At January 1	16,263	2,385	18,648	16,686
New investments	704	370	1,074	1,161
Net asset transfers to/(from) associates, disposals and other movements	(610)	(421)	(1,031)	1,098
Net income	1,535	–	1,535	1,964
Dividends	(1,800)	–	(1,800)	(1,832)
Currency translation differences	(371)	(37)	(408)	(429)

At December 31	15,721	2,297	18,018	18,648

In 2001, the net asset transfers to/from associates, disposals and other movements mainly comprise the effects of the reclassification of Sakhalin Energy from an associate to a Group company and repayment of loans. The amount in 2000 mainly relates to the effects of the formation of Basell, the increase of the ownership interest in the InterGen joint venture, the exchange of assets for an additional interest in Sakhalin Energy and the disposal of the Group’s interest in Altura.

Royal Dutch/Shell Group of Companies G11

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

		$ million

	2001	2000

Fixed assets	26,171	24,184
Current assets	7,529	9,745

Total assets	33,700	33,929
Current liabilities	8,588	9,424
Long-term liabilities	7,094	5,857

Net assets	18,018	18,648

An analysis by segment is shown in Note 24.

The Group’s major investments in associated companies at December 31, 2001 comprised:

Segment		Country of
Name	Group interest	incorporation

Exploration and Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power
InterGen	68%	Netherlands
Nigeria LNG	26%	Nigeria
Oil Products
Equilon	56%	USA
Motiva	35%	USA
ShowaShell	50%	Japan
Chemicals
Basell	50%	Netherlands

In February 2002, the Group acquired Texaco’s 44% interest in Equilon and, together with Saudi Refining Inc., each became 50% joint owners of Motiva for an aggregate purchase price of $2.1 billion, together with the assumption of debt and pension liabilities totalling $1.7 billion.

(c)   Transactions between Group companies and associated companies

Transactions between Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

			$ million

	2001	2000	1999

Charges to associated companies	13,415	15,590	12,476
Charges from associated companies	5,053	5,792	4,016

Balances outstanding at December 31 in respect of the above transactions are shown in Notes 13 and 17.

G12 Royal Dutch/Shell Group of Companies

7   Interest and other income

			$ million

	2001	2000	1999

Group companies
Interest income	784	627	410
Other income	177	236	55

	961	863	465
Associated companies	98	111	76

	1,059	974	541

8   Interest expense

			$ million

	2001	2000	1999

Group companies
Interest incurred	662	877	1,001
less interest capitalised	32	51	87

	630	826	914
Associated companies	503	498	339

	1,133	1,324	1,253

9   Taxation

(a)   Taxation charge for the year

			$ million

	2001	2000	1999

Group companies
Current tax charge	7,722	9,251	4,869
Deferred tax charge/(credit)	(109)	507	(139)

	7,613	9,758	4,730
Associated companies	1,081	1,515	966

	8,694	11,273	5,696

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

			$ million

	2001	2000	1999

Expected tax charge at statutory rates	7,734	9,763	5,768
Adjustments of valuation allowance	(70)	(261)	(199)
Adjustments in respect of prior years	(258)	(89)	(79)
Other items	207	345	(760)

Taxation charge of Group companies	7,613	9,758	4,730

The taxation charge of Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from exploration and production activities and various additional income and other taxes to which these activities are subject.

Royal Dutch/Shell Group of Companies G13

(b) Taxes payable

		$ million

	2001	2000

Taxes on activities of Group companies	2,220	3,251
Sales taxes, excise duties and similar levies and social law taxes	2,274	2,865

	4,494	6,116

(c)   Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

		$ million

	2001	2000

Tangible and intangible fixed assets	9,080	9,370
Other items	3,169	3,021

Total deferred tax liabilities	12,249	12,391

Tax losses carried forward	(1,642)	(1,361)
Provisions
Pensions and similar obligations	(671)	(609)
Decommissioning and restoration costs	(1,162)	(1,193)
Environmental and other provisions	(322)	(456)
Other items	(2,936)	(2,828)

Total deferred tax assets	(6,733)	(6,447)
Asset valuation allowance	1,630	1,064

Net deferred tax assets	(5,103)	(5,383)

Net deferred tax liability	7,146	7,008

The Group has tax losses carried forward amounting to $5,354 million at December 31, 2001. Of these, $4,109 million can be carried forward indefinitely. The remaining $1,245 million expires in the following years:

$ million

2002	259
2003	112
2004	129
2005	257
2006-2010	162
2011-2016	326

G14 Royal Dutch/Shell Group of Companies

10   Tangible and intangible fixed assets

				$ million

			2001	2000

			Total	Total
	Tangible	Intangible	Group	Group

Cost
At January 1	111,609	2,484	114,093	126,582
Capital expenditure	9,498	128	9,626	6,209
Sales, retirements and other movements[a]	(433)	(159)	(592)	(13,179)
Currency translation differences	(2,905)	(39)	(2,944)	(5,519)

At December 31	117,769	2,414	120,183	114,093

Depreciation
At January 1	64,295	1,479	65,774	67,343
Depreciation, depletion and amortisation charge	5,915	202	6,117	7,885
Sales, retirements and other movements[a]	(2,107)	(188)	(2,295)	(6,266)
Currency translation differences	(1,704)	(18)	(1,722)	(3,188)

At December 31	66,399	1,475	67,874	65,774

Net 2001	51,370	939	52,309

2000	47,314	1,005		48,319

a	Includes reclassifications from and transfers to associated companies (refer to Note 6(b)).

Capital expenditure, together with new investments in associated companies, and the depreciation, depletion and amortisation charge are shown in Note 24, classified, consistent with oil and gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

		$ million

	2001	2000

Capitalised costs in respect of assets not yet used in operations
Unproved properties	2,319	2,167
Proved properties under development and other assets in the course of construction	6,066	4,434

	8,385	6,601

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

			$ million

	2001	2000	1999

Cost of sales	4,987	6,689	5,141
Selling and distribution expenses	1,007	1,087	1,225
Administrative expenses	53	57	88
Exploration	42	10	12
Research and development	28	42	54

	6,117	7,885	6,520

Depreciation, depletion and amortisation charges for 2001 include $88 million (2000: $1,345 million; 1999: $147 million) relating to the impairment of tangible fixed assets, and nil (2000: $440 million; 1999: nil) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use

Royal Dutch/Shell Group of Companies G15

(2001: nil; 2000: $1,433 million; 1999: $133 million) and to assets held for sale (2001: $88 million; 2000: $352 million; 1999: $14 million). For 2000 the impairments mainly related to Oil Products resulting from a downward revision in the long-term expectation for certain refinery margins, and to Gas & Power resulting from restructuring of the business in the USA.

New US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, will no longer be amortised but instead tested for impairment. This standard will be effective for the Group from 2002 and adoption will not have a significant effect on the Group’s Financial Statements.

Net fixed assets at December 31, 2001 include assets held for sale totalling $0.8 billion (2000: $0.9 billion), consisting primarily of assets in Exploration and Production, Gas & Power and Other industry segments. It is expected that the sales of these assets will occur in 2002. Operating profits/(losses) included in the Statement of Income relating to these assets totalled $48 million in 2001 (2000: $(2) million; 1999: $53 million).

11   Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as “Other long-term assets”. At December 31, 2001 these include $6,487 million (2000: $5,241 million) of deferred charges and prepayments (including amounts in respect of risk management activities), of which $4,714 million (2000: $3,844 million) relates to prepaid pension costs.

12   Inventories

		$ million

	2001	2000

Inventories of oil and chemicals	5,704	7,253
Inventories of materials	637	631

	6,341	7,884

Of the total inventories, $730 million at December 31, 2001 (2000: $807 million) wholly in North America are valued by the LIFO method. The excess of FIFO cost over the carrying amount of such LIFO inventories was $193 million (2000: $551 million).

13   Accounts receivable

		$ million

	2001	2000

Trade receivables	9,824	13,277
Amounts owed by associated companies	1,875	2,587
Other receivables	2,692	2,799
Deferred charges and prepayments (Note 17)	3,076	7,948

	17,467	26,611

Provisions for doubtful items deducted from accounts receivable amounted to $312 million at December 31, 2001 (2000: $220 million). Deferred charges and prepayments include amounts in respect of risk management activities; the reduction during the year mainly reflects the decrease in US natural gas prices.

14   Investments — securities and short-term securities

(a)    Investments — securities
Investments — securities mainly comprises a portfolio of equity and debt securities required to be held long term by the Group insurance companies as security for their insurance activities. These securities are classified as available for sale. Of these, $590 million at December 31, 2001 (2000: $596 million) are debt securities, the maturities of the greater part of which exceed five years.

G16 Royal Dutch/Shell Group of Companies

(b)  Short-term securities (including those classified as cash equivalents)
The total carrying amount of short-term securities, including those classified as cash equivalents, is $2,233 million at December 31, 2001 (2000: $7,047 million). Of these, $2,177 million are of a trading nature (2000: $6,460 million). The remainder are debt securities which are classified as available for sale.

Short-term securities at December 31, 2001 amounting to $189 million (2000: $174 million) are listed on recognised stock exchanges.

15   Debt

(a)   Short-term debt

		$ million

	2001	2000

Debentures and other loans	1,636	1,222
Amounts due to banks and other credit institutions (including long-term debt due within one year)	2,344	2,094

	3,980	3,316
Capitalised lease obligations	8	41

Short-term debt	3,988	3,357
less long-term debt due within one year	1,682	1,499

Short-term debt excluding long-term debt due within one year	2,306	1,858

During 2001, in conjunction with a non-recourse loan which breached a debt covenant (the interest cover ratio), $1.3 billion of long-term debt was reclassified as short-term debt.

The following relates only to short-term debt excluding long-term debt due within one year:

		$ million

	2001	2000

Maximum amount outstanding at the end of any quarter	2,306	3,384
Average amount outstanding	1,859	3,298
Amounts due to banks and other credit institutions	2,039	1,589
Unused lines of short-term credit	3,679	6,541
Approximate average interest rate on:
average amount outstanding	11%	7%
amount outstanding at December 31	9%	10%

(b)   Long-term debt

		$ million

	2001	2000

Debentures and other loans	937	1,649
Amounts due to banks and other credit institutions	667	2,166

	1,604	3,815
Capitalised lease obligations	228	255

Long-term debt	1,832	4,070
add long-term debt due within one year	1,682	1,499

Long-term debt including long-term debt due within one year	3,514	5,569

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

Royal Dutch/Shell Group of Companies G17

Long-term debt denominated in dollars amounted to $2,904 million at December 31, 2001 (2000: $4,669 million).

The approximate weighted average interest rate in 2001 was 5% for dollar debt and 5% for total debt.

The aggregate maturities of long-term debts are:

$ million

2002	1,674
2003	905
2004	94
2005	89
2006	174
2007-2011	342

An asset-backed commercial paper programme was put in place during the year. As at December 31, 2001, $0.9 billion of commercial paper was outstanding, secured on Group originated assets. Neither the originated assets nor the commercial paper obligation are included in the Group’s Statement of Assets and Liabilities.

16   Commitments

(a)   Leasing arrangements
The future minimum lease payments under operating leases and capital leases, and the present value of net minimum capital lease payments at December 31, 2001 are as follows:

		$ million

	Operating	Capital
	leases	leases

2002	1,318	23
2003	972	37
2004	686	22
2005	426	22
2006	376	23
2007 and after	1,862	210

Total minimum payments	5,640	337

less executory costs and interest		101

Present value of net minimum capital lease payments		236

The figures above for operating lease payments represent minimum commitments existing at December 31, 2001 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

			$ million

	2001	2000	1999

Minimum rentals	1,377	1,197	1,223
Contingent rentals	105	121	162
Sub-lease rentals	(174)	(107)	(100)

	1,308	1,211	1,285

G18 Royal Dutch/Shell Group of Companies

(b)  Long-term purchase obligations
Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2001 is as follows:

$ million

2002	461
2003	448
2004	398
2005	323
2006	316
2007 and after	3,870

5,816

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $432 million in 2001 (2000: $190 million).

(c)  Long-term power capacity obligations
Group companies have obligations under certain power generation contracts (so-called “tolling agreements”) at December 31, 2001 amounting to $7.4 billion (2000: $2.7 billion), of which $2.2 billion (2000: nil) was conditional upon the ability of power plant owners to secure financing and $0.7 billion (2000: nil) was conditional upon the exercise of a renewal option by the owner of one of the plants. The timing of the payments under such obligations at December 31, 2001 is as follows:

$ million

2002	104
2003	191
2004	332
2005	362
2006	353
2007 and after	6,058

7,400

The fair value of tolling agreements at December 31, 2001 and December 31, 2000, which are included in assets and liabilities in respect of risk management activities (see Notes 13 and 17), and the resultant effect on net income for 2001 and 2000, was not significant. Recognition in the Financial Statements at fair value is in accordance with current United States generally accepted accounting principles.

The application of accounting principles generally accepted in the Netherlands, as a result of changes effective 2001, would require certain tolling agreements to be treated as capital leases. If this accounting treatment were to be applied, additional tangible fixed assets and related long-term liabilities of approximately $2.2 billion at December 31, 2001 (2000: $1.4 billion) would be reflected in the Statement of Assets and Liabilities. With respect to the conditional amounts referred to above, up to an additional $1.5 billion (2000: nil) would be included on satisfaction of such conditions.

Accounting for tolling agreements is currently under review by standard-setting bodies in the United States. The Group accounting policy for these agreements may change in 2002 depending on the progress of this review.

Royal Dutch/Shell Group of Companies G19

(d)  Subsequent event
In conjunction with the formation in January 2002 of the Oil Products 50:50 joint venture with RWE-DEA in Germany, a Group company has a conditional obligation to acquire the remaining interest between July 2003 and July 2004.

17   Accounts payable and accrued liabilities

		$ million

	2001	2000

Trade payables	8,476	10,687
Amounts due to associated companies	1,070	1,314
Pensions and similar obligations	193	187
Other payables (Note 13)	4,677	9,773
Accruals and deferred income	4,468	4,652

	18,884	26,613

Other payables include amounts in respect of risk management activities; the reduction during the year mainly reflects the decrease in US natural gas prices.

18   Long-term liabilities — Other

This includes amounts in respect of risk management activities, advance payments under long-term supply contracts, deposits, liabilities under staff benefit programmes, deferred income and environmental liabilities. The amount includes $754 million at December 31, 2001 (2000: $683 million) which does not fall due until more than five years after the respective balance sheet dates.

G20 Royal Dutch/Shell Group of Companies

19 Statement of Cash Flows

This statement reflects the cash flows arising from the activities of Group companies as measured in their own currencies, translated to dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Statement of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-dollar Group companies to dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Statement of Assets and Liabilities.

2001				$ million

				Movements
	Movements	Movements		derived from
	arising from	from		Statement of
	currency	Statement of	Non-cash	Assets and
	translation	Cash Flows	movements	Liabilities

Tangible and intangible fixed assets	(1,222)	2,457	2,755	3,990
Investments — associates	(408)	472	(694)	(630)
Other investments	(188)	184	263	259
Inventories	(334)	(1,067)	(142)	(1,543)
Accounts receivable	(529)	(8,519)	(96)	(9,144)
Cash and cash equivalents	(251)	(4,510)	—	(4,761)
Short-term debt	93	794	(1,335)	(448)
Short-term part of long-term debt	9	(192)	—	(183)
Accounts payable and accrued liabilities	103	7,787	(161)	7,729
Taxes payable	226	1,443	(47)	1,622
Long-term debt	71	1,005	1,162	2,238
Other long-term liabilities	128	(286)	(354)	(512)
Deferred taxation and other provisions	287	(129)	(490)	(332)
Minority interests	60	75	(731)	(596)
Other	(18)	1,402	1	1,385
Adjustment for Parent Companies’ shares held by Group companies and Other comprehensive income excluding currency translation differences	284	773	(131)

	(1,689)	1,689	—	(926)

The main non-cash movements relate to the reclassification of an associate to a Group company (see Note 6(b)) and the reclassification of debt from long-term to short-term (see Note 15(a)).

Income taxes paid by Group companies totalled $9.3 billion in 2001 (2000: $8.8 billion; 1999: $4.6 billion). Interest paid by Group companies was $0.7 billion in 2001 (2000: $0.9 billion; 1999: $1.0 billion).

Royal Dutch/Shell Group of CompaniesG21

20 Employee emoluments and numbers

(a) Emoluments

			$ million

	2001	2000	1999

Remuneration	4,651	4,560	4,980
Social law taxes	395	390	467
Pensions and similar obligations (Note 21)	(580)	(577)	(10)

	4,466	4,373	5,437

(b) Average numbers

			thousands

	2001	2000	1999

Exploration and Production	14	13	14
Gas & Power	2	2	1
Oil Products	58	58	57
Chemicals	9	14	18
Corporate and Other	7	8	9

	90	95	99

(c) Year-end numbers

			thousands

	2001	2000	1999

Exploration and Production	15	13	13
Gas & Power	2	2	1
Oil Products	58	58	56
Chemicals	9	10	17
Corporate and Other	7	7	9

	91	90	96

In addition to remuneration above, there were charges in 2001 relating to provisions for redundancy of $110 million (2000: $120 million; 1999: $386 million). In 1999 the charges relate to 4,500 employees, mainly in the Exploration and Production, Oil Products and Chemicals segments; by December 31, 2001 substantially all of those affected had left employment.

The provision for redundancies at December 31, 2001 totalled $222 million (2000: $300 million).

G22 Royal Dutch/Shell Group of Companies

21 Employee retirement plans and other postretirement benefits

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average final remuneration.

Some Group companies have established unfunded defined benefit plans to provide certain postretirement health care and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

Plan assets principally comprise marketable securities and property holdings.

								$ million

		Pension benefits						Other benefits
	2001	2000

					2001			2000

			USA	Other	Total	USA	Other	Total

Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	31,420	30,808	838	262	1,100	728	322	1,050
Increase in present value of the obligation for benefits based on employee service during the year	681	681	10	3	13	10	4	14
Interest on the obligation for benefits in respect of employee service in previous years	1,784	1,700	61	15	76	61	16	77
Benefit payments made	(1,559)	(1,651)	(52)	(18)	(70)	(48)	(17)	(65)
Currency translation effects/other components	(87)	(118)	49	82	131	87	(63)	24

Obligations for benefits based on employee service to date at December 31[a]	32,239	31,420	906	344	1,250	838	262	1,100

Change in plan assets
Plan assets held in trust at fair value at January 1	42,333	48,141
Actual return on plan assets	(3,420)	(1,254)
Employer contributions	173	211
Plan participants’ contributions	11	21
Benefit payments made	(1,559)	(1,651)
Currency translation effects/other components	(1,118)	(3,135)

Plan assets held in trust at fair value at December 31[a]	36,420	42,333

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	4,181	10,913	(906)	(344)	(1,250)	(838)	(262)	(1,100)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	(62)	(136)
Unrecognised net (gains)/losses since adoption	(1,334)	(9,120)	61	105	166	11	12	23
Unrecognised prior service cost/(credit)	1,016	1,159	(4)	(1)	(5)	(7)	—	(7)

Net amount recognised	3,801	2,816	(849)	(240)	(1,089)	(834)	(250)	(1,084)

Amounts recognised in the Statement of Assets and Liabilities consist of:
Prepaid benefit costs	4,714	3,844
Accrued benefit liabilities	(1,435)	(1,341)	(849)	(240)	(1,089)	(834)	(250)	(1,084)
Accumulated other comprehensive income	522	313

Net amount recognised	3,801	2,816	(849)	(240)	(1,089)	(834)	(250)	(1,084)

[a]	For employee retirement plans with benefit obligation in excess of plan assets, the respective amounts at December 31, 2001 were benefit obligations of $2,590 million (2000: $2,526 million) and plan assets of $1,698 million (2000: $1,767 million). The obligation for pension benefits at December 31, 2001 in respect of unfunded plans was $621 million (2000: $623 million).

Royal Dutch/Shell Group of Companies G23

21 Employee retirement plans and other postretirement benefits continued

Benefit costs for the year comprise:

												$ million

		Pension benefits										Other benefits

	2001	2000	1999			2001			2000			1999

				USA	Other	Total	USA	Other	Total	USA	Other	Total

Service cost	681	681	758	10	3	13	10	4	14	17	10	27
Interest cost	1,784	1,700	1,719	61	15	76	61	16	77	54	17	71
Expected return on plan assets	(3,005)	(2,839)	(2,637)
Net total of other components	(216)	(284)	(32)	(2)	2	—	(3)	2	(1)	(3)	3	—

Cost of defined benefit plans	(756)	(742)	(192)	69	20	89	68	22	90	68	30	98
Payments to defined contribution plans	87	75	84

	(669)	(667)	(108)	69	20	89	68	22	90	68	30	98

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. The weighted averages applicable for the principal plans in the Group are:

		Pension benefits				Other benefits

	2001	2000		2001		2000

			USA	Other	USA	Other

Discount rate	6.0%	6.1%	7.0%	6.0%	7.5%	6.3%
Projected rate of remuneration growth	4.0%	4.0%
Expected rate of return on plan assets	7.8%	7.7%
Health care cost trend rate in year after reporting year			6.5%	4.7%	7.0%	2.8%
Ultimate health care cost trend rate			5.0%	2.9%	5.0%	1.5%
Year ultimate health care cost trend rate is applicable			2005	2003	2005	2002

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed health care cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $15 million/($13 million) and the accumulated postretirement benefit obligation by approximately $168 million/($143 million).

G24 Royal Dutch/Shell Group of Companies

22    Stock options and Parent Companies’ shares held by Group companies

Certain Group companies have outstanding stock options granted to executives and other employees of those and other Group companies. The options are granted, according to the particular option plan, for periods of not more than five or ten years at prices not less than the market value at the date of granting the option. Options for periods of ten years are subject to a vesting period of three years.

A Stock Option Scheme has been in operation for over 30 years providing stock options to the most senior executives of the Group outside the USA and Canada from time to time. From 2000 onwards 50% of the stock options granted to the most senior executives were made subject to performance conditions with a three-year vesting period. Also from 2000 onwards, stock options were granted to senior and key staff of a US Group company for a period of ten years with a one to three year vesting period and, for senior staff, subject to similar performance conditions.

Beginning in 1995, options were granted to a larger group of over 1,100 managers, and in 2001, selectively to an additional 6,000 employees.

The following table shows, in respect of these plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at December 31, 2001, together with their weighted average exercise price translated at the respective year-end exchange rates:

		Royal Dutch		Shell Transport		Shell Canada
		ordinary shares		Ordinary shares		common shares	(a)

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)

Under option at December 31, 2000	10,214	47.86	41,937	6.34	2,560	15.81
Granted	11,302	59.24	30,601	8.33	1,311	22.95
Exercised	(886)	34.23	(6,882)	5.21	(240)	13.59
Expired	(229)	41.65	(644)	5.97	(15)	20.13

Under option at December 31, 2001	20,401	54.10	65,012	7.30	3,616	17.89

a	Unissued.

The following tables provide further information about the options outstanding at December 31, 2001:

				Royal Dutch ordinary shares

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$35 to $40	1,993	7.0	36.42	1,993	36.42
$40 to $45	1,533	4.5	43.28	1,533	43.28
$45 to $50	159	9.8	49.80	—	—
$50 to $55	5,618	8.2	52.35	866	52.08
$55 to $60	3,339	9.2	55.59	198	56.47
$60 to $65	7,759	9.1	61.48	9	61.71

$35 to $65	20,401	8.4	54.10	4,599	42.57

     Royal Dutch/Shell Group of Companies G25

22  Stock options and Parent Companies’ shares held by Group companies continued

				Shell Transport Ordinary shares

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$5 to $6	12,088	7.0	5.26	12,088	5.26
$6 to $7	8,972	5.2	6.37	8,972	6.37
$7 to $8	13,544	8.3	7.32	—	—
$8 to $9	30,408	9.3	8.37	—	—

$5 to $9	65,012	8.1	7.30	21,060	5.73

The proforma impact on net income and earnings per share of the aforementioned options calculated in accordance with FAS 123 is not significant.

In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch ordinary shares and of Shell Transport Ordinary shares, 9,185,957 (2000: 8,603,200) Royal Dutch ordinary shares and 385,800 (2000: nil) Shell Transport Ordinary shares were held by Group companies at December 31, 2001 in order to hedge a portion of these plans’ obligations. The carrying amount of these shares at December 31, 2001 is $422 million (2000: $505 million) and $2 million (2000: nil) respectively.

The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows, in respect of these plans, the number of Shell Transport Ordinary shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at December 31, 2001.

thousands

Under option at December 31, 2000	19,538
Granted	4,291
Exercised	(4,818)
Expired	(1,462)

Under option at December 31, 2001	17,549

Parent Companies’ shares held by Group companies at December 31 in connection with stock option plans were as follows:

	2001	2000

Royal Dutch ordinary shares	17,428,720	8,092,206
Shell Transport Ordinary shares	80,448,200	60,277,872

In 2001 a savings-related share purchase plan was implemented giving eligible employees the opportunity to buy Royal Dutch ordinary shares or Shell Transport Ordinary shares, with the Group adding 15% after a specified holding period. At December 31, 2001, 25,990 Royal Dutch ordinary shares (2000: nil) and 77,627 Shell Transport Ordinary shares (2000: nil) were held by Group companies in connection with this plan.

In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2001 and 2000.

The net cost of shares held under the options and savings-related plans at December 31, 2001 is $1,529 million (2000: $806 million) and, together with the shares with a carrying amount of $424 million (2000: $505 million) held in connection with other incentive compensation plans, is reflected as a deduction from Parent Companies’ interest in Group net assets.

G26 Royal Dutch/Shell Group of Companies

23 Decommissioning and restoration costs

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $4.3 billion at December 31, 2001 (2000: $3.6 billion) were used. Such estimates are subject to various regulatory and technological developments.

New US accounting standard FAS 143 (Asset Retirement Obligations) requires that an entity shall recognise the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. This standard will be effective for the Group from 2003.

24 Information by geographical area and by industry segment

(a) Geographical area

						$ million

		2001		2000		1999

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	62,259	19,286	68,060	22,102	51,820	26,336
Other Eastern Hemisphere	31,866	26,513	34,144	22,767	21,068	23,612
USA	21,095	17,651	26,089	15,884	17,306	19,815
Other Western Hemisphere	19,991	9,899	20,853	8,977	15,172	8,766

Total Group	135,211	73,349	149,146	69,730	105,366	78,529

(b) Industry segment

2001						$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	135,211	12,137	15,721	93,517	13,260	576
inter-segment		13,951	705	2,108	990	2

Net proceeds		26,088	16,426	95,625	14,250	578

Operating profit/(loss) Group companies	16,961	14,256	538	2,631	124	(588)
Group share of associated companies	3,041	1,532	941	654	(27)	(59)

	20,002	15,788	1,479	3,285	97	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,694	7,813	385	891	(137)	(258)
Income applicable to minority interests	352

Net income	10,852	8,023	1,226	2,332	230	(607)

Total assets at December 31	111,543	39,918	11,815	37,545	12,056	10,209
Investments in associated companies at December 31	18,018	3,462	4,614	6,072	3,739	131
Capital expenditure and new investments in associated companies	10,700	7,164	908	1,527	760	341
Depreciation, depletion and amortisation charge
Impairment	88	8	(8)	(4)	40	52
Other	6,029	3,826	114	1,621	364	104

Royal Dutch/Shell Group of Companies G27

24 Information by geographical area and by industry segment

(b) Industry segment continued

2000						$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	149,146	13,468	15,991	104,002	15,205	480
inter-segment		14,326	496	2,280	1,102	—

Net proceeds		27,794	16,487	106,282	16,307	480

Operating profit/(loss)
Group companies	20,641	17,681	(360)	2,789	876	(345)
Group share of associated companies	3,859	2,007	646	990	240	(24)
	24,500	19,688	286	3,779	1,116	(369)
Interest and other income	974	15	83	92	6	778
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(114)	8	6	(35)	9	(102)
Taxation	11,273	9,652	263	1,399	139	(180)
Income applicable to minority interests	44

Net income	12,719	10,059	112	2,437	992	(837)

Total assets at December 31	122,498	36,155	17,767	41,860	12,989	13,727
Investments in associated companies at December 31	18,648	4,225	3,929	6,527	3,899	68
Capital expenditure and new investments in associated companies	7,370	3,994	769	1,456	977	174
Depreciation, depletion and amortisation charge
Impairment	1,785	105	697	824	104	55
Other	6,100	3,464	144	1,766	620	106

1999						$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	105,366	9,474	9,729	72,450	12,886	827
inter-segment		8,849	295	1,570	748	—

Net proceeds		18,323	10,024	74,020	13,634	827

Operating profit/(loss)
Group companies	12,911	8,510	84	3,646	880	(209)
Group share of associated companies	2,321	1,016	447	619	249	(10)

	15,232	9,526	531	4,265	1,129	(219)
Interest and other income	541	(80)	64	9	(2)	550
Interest expense	1,253					1,253
Currency exchange gains/(losses)	1	(12)	2	(25)	4	32
Taxation	5,696	4,681	199	1,073	67	(324)
Income applicable to minority interests	241

Net income	8,584	4,753	398	3,176	1,064	(566)

Total assets at December 31	113,883	36,717	8,743	43,203	17,737	7,483
Investments in associated companies at December 31	16,686	4,222	2,965	6,496	2,828	175
Capital expenditure and new investments in associated companies	8,433	4,350	840	1,365	1,581	297
Depreciation, depletion and amortisation charge
Impairment	147	78	(69)	44	75	19
Other	6,373	3,411	155	2,001	682	124

From 2001, operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are now included in the Corporate segment, and minority interests. Results for 2000 and 1999 have been restated to reflect this change.

G28 Royal Dutch/Shell Group of Companies

25 Oil and gas exploration and production activities

(a)  Capitalised costs
The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

			$ million

	2001	2000	1999

Cost
Proved properties	63,185	57,136	56,939
Unproved properties	2,531	2,308	2,394
Support equipment and facilities	3,082	1,586	1,724

	68,798	61,030	61,057

Depreciation
Proved properties	37,246	34,672	33,157
Unproved properties	212	141	189
Support equipment and facilities	1,145	1,033	1,036

	38,603	35,846	34,382

Net capitalised costs	30,195	25,184	26,675

The Group share of associated companies’ net capitalised costs was $2,966 million at December 31, 2001 (2000: $3,831 million;
1999: $3,969 million).

(b)  Costs incurred
Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2001					$ million

	Eastern Hemisphere			Western Hemisphere	Total

	Europe	Other	USA	Other

Acquisition of properties
Proved	5	1,069	290	9	1,373
Unproved	23	70	157	(19)	231
Exploration	114	581	303	203	1,201
Development	1,047	1,535	1,214	1,077	4,873

2000					$ million

	Eastern Hemisphere			Western Hemisphere	Total

	Europe	Other	USA	Other

Acquisition of properties
Proved	1	—	69	—	70
Unproved	4	118	34	57	213
Exploration	79	421	305	115	920
Development	912	1,063	809	575	3,359

1999					$ million

	Eastern Hemisphere			Western Hemisphere	Total

	Europe	Other	USA	Other

Acquisition of properties
Proved	4	4	—	—	8
Unproved	1	41	8	26	76
Exploration	169	468	324	146	1,107
Development	1,025	1,542	741	464	3,772

The Group share of associated companies’ costs incurred was $415 million in 2001 (2000: $227 million; 1999: $335 million).

Royal Dutch/Shell Group of Companies G29

(c)  Earnings
Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2001					$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other

Sales
third parties	4,971	2,433	2,771	916	11,091
intra-group	3,723	7,131	2,306	791	13,951

Net proceeds	8,694	9,564	5,077	1,707	25,042
Production costs[a]	1,276	2,588	496	509	4,869
Exploration expense	93	353	268	143	857
Depreciation, depletion and amortisation	1,271	1,247	1,072	244	3,834
Other income/(costs)	(395)	(231)	(305)	(247)	(1,178)

Earnings before taxation	5,659	5,145	2,936	564	14,304
Taxation	2,483	3,307	1,035	201	7,026

Earnings from operations	3,176	1,838	1,901	363	7,278

2000					$ million

	Eastern Hemisphere			Western Hemisphere	Total

	Europe	Other	USA	Other

Sales
third parties	5,378	2,296	3,199	1,197	12,070
intra-group	3,714	7,763	2,165	666	14,308

Net proceeds	9,092	10,059	5,364	1,863	26,378
Production costs[a]	1,493	2,695	427	538	5,153
Exploration expense	89	399	190	75	753
Depreciation, depletion and amortisation	1,429	872	953	315	3,569
Other income/(costs)	207	530	378	(314)	801

Earnings before taxation	6,288	6,623	4,172	621	17,704
Taxation	2,792	4,266	1,404	173	8,635

Earnings from operations	3,496	2,357	2,768	448	9,069

G30 Royal Dutch/Shell Group of Companies

25 Oil and gas exploration and production activities

(c) Earnings continued

1999					$ million

	Eastern Hemisphere			Western Hemisphere	Total

	Europe	Other	USA	Other

Sales
third parties	4,637	1,690	1,542	649	8,518
intra-group	2,165	4,691	1,491	500	8,847

Net proceeds	6,802	6,381	3,033	1,149	17,365
Production costs[a]	1,541	2,155	537	295	4,528
Exploration expense	247	446	196	171	1,060
Depreciation, depletion and amortisation	1,648	711	851	279	3,489
Other income/(costs)	(226)	12	263	81	130

Earnings before taxation	3,140	3,081	1,712	485	8,418
Taxation	1,206	2,158	516	260	4,140

Earnings from operations	1,934	923	1,196	225	4,278

[a]	Includes certain royalties paid in cash amounting to $1,605 million in 2001 (2000: $1,923 million; 1999: $1,011 million).

The Group share of associated companies’ earnings was $745 million in 2001 (2000: $990 million; 1999: $475 million) after deducting taxation of $787 million in 2001 (2000: $1,017 million; 1999: $541 million).

26 Auditors’ remuneration

		$ million

Remuneration of KPMG and
PricewaterhouseCoopers	2001	2000	1999

Audit fees	18	17	18
Fees for non-audit services	32	47	30

27 Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees amounted to $3.2 billion at December 31, 2001 (2000: $3.3 billion).

A dispute relating to compensation in respect of over-delivery of gas between two production joint ventures, in which the Group has an interest and which are based in the Netherlands and in Germany respectively, was settled by an arbitral award in 1999. In 2001, royalties paid by the German party in respect of the excess gas received were recovered, however the issue of governmental levies on the compensation awarded to the Netherlands party remains outstanding.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties. In the judgement of the Directors of the Group Holding Companies no losses, in excess of provisions made, which are material in relation to the Group financial position are likely to arise in respect of the foregoing matters, although their occurrence may have a significant effect on periodic results.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

Royal Dutch/Shell Group of Companies G31

28   Financial instruments

Group companies, in the normal course of business, use various types of financial instruments which expose the Group to market or credit risk. Group companies have procedures and policies in place to limit the amount of credit exposure to any counterparty or market. These procedures and the broad geographical spread of Group companies’ activities limit the Group’s exposure to concentrations of credit or market risk.

Some Group companies enter into derivatives such as interest rate swaps/forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/options, are used by some Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

The estimated fair value of derivatives held by Group companies at December 31 is as follows:

		$ million

	2001	2000

Interest rate swaps/forward rate agreements	18	(26)
Forward exchange contracts and currency swaps/options	21	(35)
Commodity swaps, options and futures	17	293

	56	232

The carrying amount of these derivatives at December 31, 2001 is equal to their estimated fair value. The carrying amount of derivatives at December 31, 2000 approximated their estimated fair value and the transition adjustment on implementation of FAS 133 as at January 1, 2001 was negligible.

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments — securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

G32 Royal Dutch/Shell Group of Companies

Supplementary Information – Oil and Gas

Reserves
Net quantities of proved oil and gas reserves are shown in the tables on this page and pages G34 and G35. Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Crude oil and natural gas liquids
Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves	million barrels

	2001					2000					1999

	Eastern		Western			Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	1,173	6,276	611	610	8,670	1,330	6,143	578	458	8,509	1,515	5,782	940	542	8,779
Revisions and reclassifications	47	130	31	17	225	81	210	15	99	405	1	430	(31)	22	422
Improved recovery	67	51	–	–	118	45	143	–	91	279	2	80	–	–	82
Extensions and discoveries	17	17	139	1	174	12	188	126	1	327	43	219	63	–	325
Purchases of minerals in place	–	80	3	–	83	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	(14)	(15)	(71)	(44)	(6)	–	(121)	(4)	(27)	(279)	(66)	(376)
Production	(199)	(366)	(108)	(38)	(711)	(224)	(364)	(102)	(39)	(729)	(227)	(341)	(115)	(40)	(723)

At December 31	1,105	6,188	675	576	8,544	1,173	6,276	611	610	8,670	1,330	6,143	578	458	8,509

Group share of associated companies
At January 1	1	639	441	–	1,081	1	448	817	–	1,266	2	426	824	–	1,252
Revisions and reclassifications	–	(43)	(35)	–	(78)	–	121	(26)	–	95	(1)	25	59	–	83
Improved recovery	–	12	1	–	13	–	17	2	–	19	–	18	17	–	35
Extensions and discoveries	–	17	–	–	17	–	55	1	–	56	–	12	2	–	14
Purchases of minerals in place	–	–	–	–	–	–	62	–	–	62	–	3	1	–	4
Sales of minerals in place	–	–	(9)	–	(9)	–	(12)	(302)	–	(314)	–	–	(17)	–	(17)
Production	–	(57)	(42)	–	(99)	–	(52)	(51)	–	(103)	–	(36)	(69)	–	(105)

At December 31	1	568	356	–	925	1	639	441	–	1,081	1	448	817	–	1,266

Total					9,469					9,751					9,775

Minority interests’ share of proved reserves of Group companies
At December 31	–	132	–	74	206	–	54	–	78	132	–	63	–	65	128

Oil sands [a]	million barrels

Group companies (before deduction of minority interests)
At December 31	–	–	–	600	600	–	–	–	600	600	–	–	–	600	600

a	The oil sands reserves are not considered in the standardised measure of discounted future cash flows for conventional oil and gas reserves, which is found on page G35.

Royal Dutch/Shell Group of Companies G33

Reserves
Crude oil and natural gas liquids continued

Proved developed reserves	million barrels

	2001					2000					1999

	Eastern		Western			Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	872	2,332	351	257	3,812	916	2,505	340	274	4,035	963	2,314	502	271	4,050
At December 31	787	2,275	429	243	3,734	872	2,332	351	257	3,812	916	2,505	340	274	4,035
Group share of associated companies
At January 1	1	292	364	–	657	1	213	638	–	852	1	178	673	–	852
At December 31	1	267	330	–	598	1	292	364	–	657	1	213	638	–	852

Natural gas
Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

These quantities have not been adjusted to standard heat content.

Proved developed and undeveloped reserves			thousand million standard cubic feet

	2001					2000					1999

	Eastern		Western			Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	23,801	20,132	3,403	3,506	50,842	24,828	21,086	3,400	3,533	52,847	24,848	22,139	4,185	3,161	54,333
Revisions and reclassifications	1,006	(777)	141	(289)	81	211	(548)	(39)	206	(170)	696	(322)	47	711	1,132
Improved recovery	38	266	–	–	304	105	215	–	–	320	13	65	–	–	78
Extensions and discoveries	214	103	385	139	841	55	178	656	29	918	549	392	329	1	1,271
Purchases of minerals in place	–	1,247	355	12	1,614	–	5	50	–	55	4	3	–	–	7
Sales of minerals in place	–	–	(9)	(10)	(19)	(117)	(139)	(78)	(32)	(366)	–	(674)	(522)	(118)	(1,314)
Production	(1,337)	(891)	(581)	(241)	(3,050)	(1,281)	(665)	(586)	(230)	(2,762)	(1,282)	(517)	(639)	(222)	(2,660)

At December 31	23,722	20,080	3,694	3,117	50,613	23,801	20,132	3,403	3,506	50,842	24,828	21,086	3,400	3,533	52,847

Group share of associated companies
At January 1	56	5,299	86	–	5,441	52	5,047	595	–	5,694	44	5,605	480	–	6,129
Revisions and reclassifications	(4)	68	(29)	–	35	6	346	(209)	–	143	(1)	(396)	151	–	(246)
Improved recovery	–	17	–	–	17	–	–	2	–	2	–	–	–	–	–
Extensions and discoveries	3	115	–	–	118	4	147	5	–	156	15	56	25	–	96
Purchases of minerals in place	–	64	–	–	64	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	(181)	(40)	–	(221)	–	(19)	(292)	–	(311)	–	–	(4)	–	(4)
Production	(7)	(229)	(2)	–	(238)	(6)	(222)	(15)	–	(243)	(6)	(218)	(57)	–	(281)

At December 31	48	5,153	15	–	5,216	56	5,299	86	–	5,441	52	5,047	595	–	5,694

Total					55,829					56,283					58,541

Minority interests' share of proved reserves of Group companies
At December 31	–	287	–	555	842	–	292	–	658	950	–	242	–	686	928

G34 Royal Dutch/Shell Group of Companies

Reserves

Natural gas continued

Proved developed reserves											thousand million standard cubic feet

					2001					2000					1999

		Eastern		Western			Eastern		Western			Eastern		Western
		Hemisphere		Hemisphere	Total		Hemisphere		Hemisphere	Total		Hemisphere		Hemisphere	Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	12,986	6,314	2,347	2,542	24,189	13,650	6,261	2,714	2,725	25,350	14,633	5,142	3,117	1,706	24,598
At December 31	12,366	6,860	2,363	2,349	23,938	12,986	6,314	2,347	2,542	24,189	13,650	6,261	2,714	2,725	25,350
Group share of associated companies
At January 1	53	1,735	66	—	1,854	51	1,728	453	—	2,232	42	2,259	398	—	2,699
At December 31	41	1,754	11	—	1,806	53	1,735	66	—	1,854	51	1,728	453	—	2,232

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices(a) and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

											$ million

					2001					2000					1999

		Eastern		Western			Eastern		Western			Eastern		Western
		Hemisphere		Hemisphere	Total		Hemisphere		Hemisphere	Total		Hemisphere		Hemisphere	Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Future cash inflows	80,526	122,336	18,982	12,331	234,175	93,126	142,208	37,434	22,961	295,729	83,826	155,408	19,957	12,436	271,627
Future production costs	15,389	20,158	4,021	4,086	43,654	16,836	17,547	3,090	4,453	41,926	18,126	18,101	3,057	2,604	41,888
Future
development
costs	3,793	15,432	2,352	1,570	23,147	2,594	15,514	2,320	1,589	22,017	3,168	16,289	1,256	956	21,669
Future tax expenses	27,419	47,321	4,543	1,737	81,020	32,091	66,206	12,020	6,608	116,925	24,928	72,218	5,580	2,559	105,285
Future net cash flows	33,925	39,425	8,066	4,938	86,354	41,605	42,941	20,004	10,311	114,861	37,604	48,800	10,064	6,317	102,785
Effect of discounting	16,311	19,478	2,648	2,039	40,476	18,656	22,032	6,828	4,304	51,820	15,920	26,196	3,107	2,763	47,986
Standardised measure of discounted future cash flows	17,614	19,947	5,418	2,899	45,878	22,949	20,909	13,176	6,007	63,041	21,684	22,604	6,957	3,554	54,799
Group share of associated companies					3,888					6,120					7,186
Minority interests	—	612	—	307	919	—	360	—	895	1,255	—	337	—	500	837

Change in standardised measure of discounted future cash flows			$ million

	2001	2000	1999

At January 1	63,041	54,799	30,669
Net changes in prices and production costs	(33,147)	17,065	63,847
Extensions, discoveries and improved recovery	4,451	8,128	3,684
Purchases/(sales) of minerals in place	2,011	(404)	(5,943)
Revisions of previous reserve estimates	1,358	(560)	(4,994)
Development cost related to future production	(3,837)	(1,967)	(772)
Sales and transfers of oil and gas, net of production costs	(20,173)	(21,225)	(12,837)
Development cost incurred during the year	4,025	2,952	3,772
Accretion of discount	10,754	9,538	3,167
Net change in income tax	17,395	(5,285)	(25,794)

At December 31	45,878	63,041	54,799

a	The weighted average year-end oil price in 2001 was $15.92/bbl (2000: $20.00/bbl; 1999: $21.13/bbl) and the weighted average year-end gas price in 2001 was $11.44/bbl of oil equivalent (2000: $14.91/boe; 1999: $11.06/boe).

Royal Dutch/Shell Group of Companies G35

Supplementary Information — Derivatives and other Financial Instruments and Derivative Commodity Instruments

The following information is provided in accordance with the Securities and Exchange Commission rules issued in 1997. The contract/notional amounts of the derivative instruments outstanding give an indication of the extent of the use of these instruments but not of the exposure to credit or market risk. Variable interest rates stated are spot rates applying as at December 31. Amounts denominated in non-dollar currencies have been translated using spot exchange rates at December 31. Associated companies’ data are excluded.

Debt securities held for trading purposes
The following two tables give details of debt securities held for trading purposes by Group companies at December 31, 2001 and 2000 respectively, at estimated fair value, by year of maturity.

2001 (all securities mature in 2002)	$ million

Total

Fixed rate US dollar debt securities	1,320
average interest rate	2.1%
Variable rate US dollar debt securities	25
average interest rate	3.6%
Fixed rate euro debt securities	681
average interest rate	3.4%
Fixed rate Japanese yen debt securities	95
average interest rate	0.1%
Fixed rate UK pound debt securities	50
average interest rate	4.0%
Variable rate euro debt securities	6
average interest rate	4.7%

Total	2,177

2000 (all securities mature in 2001)	$ million

Total

Fixed rate US dollar debt securities	2,813
average interest rate	6.7%
Variable rate US dollar debt securities	77
average interest rate	6.7%
Fixed rate European currency debt securities	1,177
average interest rate	5.0%
Fixed rate Australian dollar debt securities	932
average interest rate	6.1%
Fixed rate Japanese yen debt securities	190
average interest rate	0.7%
Variable rate UK pound debt securities	1,271
average interest rate	5.9%

Total	6,460

G36 Royal Dutch/Shell Group of Companies

Debt securities held for purposes other than trading
The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31, 2001 and 2000 respectively, at estimated fair value, by year of maturity.

2001							$ million

	2002	2003	2004	2005	2006	2007	Total
						and after

Fixed rate US dollar debt securities	25	32	32	25	23	173	310
average interest rate	7.2%	5.0%	5.0%	7.2%	6.3%	6.3%
Fixed rate euro debt securities	—	29	25	—	37	146	237
average interest rate	—	6.3%	6.3%	—	5.7%	5.4%
Fixed rate UK pound debt securities	7	—	—	7	—	18	32
average interest rate	6.9%	—	—	7.6%	—	6.2%
Fixed rate Canadian dollar debt securities	—	—	10	—	—	8	18
average interest rate	—	—	8.0%	—	—	6.9%
Other fixed rate debt securities	6	—	3	—	5	4	18
average interest rate	8.3%	—	4.9%	—	7.2%	5.8%
Variable rate debt securities	31	—	—	—	—	—	31
average interest rate	10.6%	—	—	—	—	—

Total	69	61	70	32	65	349	646

2000							$ million

	2001	2002	2003	2004	2005	2006	Total
						and after

Fixed rate European currency debt securities	7	41	26	27	—	199	300
average interest rate	6.3%	6.9%	5.9%	6.3%	—	5.8%
Fixed rate US dollar debt securities	34	25	—	—	25	196	280
average interest rate	7.4%	7.2%	—	—	7.2%	6.7%
Variable rate Canadian dollar debt securities	558	—	—	—	—	—	558
average interest rate	5.6%	—	—	—	—	—
Other fixed rate debt securities	6	—	—	11	—	8	25
average interest rate	25.0%	—	—	8.0%	—	6.7%
Other variable rate debt securities	20	—	—	—	—	—	20
average interest rate	12.7%	—	—	—	—	—

Total	625	66	26	38	25	403	1,183

Equity securities held for purposes other than trading
At December 31, 2001, Group companies held equity securities for purposes other than trading amounting to $3,277 million (2000: $2,435 million). These principally comprised shares of Royal Dutch and Shell Transport, amounting to $1,953 million, held in connection with share option plans and other incentive compensation plans and a portfolio amounting to $605 million required to be held long-term by the Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to respective market capitalisation, including 59% in the USA, 11% in the UK, 8% in Japan, 4% in France, 3% in Germany and 3% in Switzerland.

Royal Dutch/Shell Group of Companies G37

Debt
The following two tables give details of debt owed by Group companies at December 31, 2001 and 2000 respectively, by year of maturity. Estimated fair value approximates carrying amount.

2001							$ million

	2002	2003	2004	2005	2006	2007	Total
						and after

Fixed rate US dollar debt	972	569	55	46	36	11	1,689
average interest rate	5.9%	5.4%	4.7%	4.7%	4.7%	4.6%
Variable rate US dollar debt	2,164	98	26	25	131	280	2,724
average interest rate	5.0%	3.7%	4.8%	4.5%	4.7%	5.1%
Fixed rate European currency debt	73	188	—	1	1	7	270
average interest rate	4.4%	2.8%	—	5.4%	3.0%	4.7%
Variable rate European currency debt	68	—	—	—	—	—	68
average interest rate	7.8%	—	—	—	—	—
Other fixed rate debt	79	2	—	10	—	42	133
average interest rate	13.9%	5.9%	—	0.8%	—	7.8%
Other variable rate debt	624	48	13	7	6	2	700
average interest rate	13.7%	7.9%	11.8%	13.2%	12.8%	9.5%

Total	3,980	905	94	89	174	342	5,584

Fixed rate European currency debt expected to mature in 2003 includes $179 million of Swiss franc debt (with an average interest rate of 2.5%).

Other variable rate debt expected to mature in 2002 includes $196 million of Nigerian naira debt (21.3%) and $133 million of Canadian dollar debt (3.6%).

2000							$ million

	2001	2002	2003	2004	2005	2006	Total
						and after

Fixed rate US dollar debt	517	739	509	104	4	16	1,889
average interest rate	9.5%	6.1%	5.0%	7.0%	5.6%	5.9%
Variable rate US dollar debt	1,349	365	234	232	171	948	3,299
average interest rate	5.7%	7.1%	7.2%	7.3%	7.4%	7.7%
Fixed rate European currency debt	20	32	184	—	2	8	246
average interest rate	7.4%	5.9%	2.5%	—	5.5%	5.2%
Variable rate European currency debt	215	7	7	—	—	—	229
average interest rate	8.2%	5.2%	5.5%	—	—	—
Other fixed rate debt	254	43	5	4	13	36	355
average interest rate	5.2%	5.9%	5.7%	5.6%	7.9%	8.0%
Other variable rate debt	961	122	20	6	4	—	1,113
average interest rate	12.0%	7.5%	15.1%	14.5%	15.0%	—

Total	3,316	1,308	959	346	194	1,008	7,131

G38 Royal Dutch/Shell Group of Companies

Interest rate swaps/forward rate agreements

The following two tables give details of interest rate swaps/forward rate agreements held by Group companies at December 31, 2001 and 2000 respectively, by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

2001					$ million

	2002	2003	2007	Total contract/	Estimated
			and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	826	500	59	1,385	41
average pay rate	4.2%	4.4%	9.6%
average receive rate	6.0%	5.0%	6.2%
Variable to Fixed: contract/notional amount	58	288	80	426	(24)
average pay rate	6.9%	6.0%	5.0%
average receive rate	5.7%	4.1%	4.3%

Other currencies
Fixed to Variable: contract/notional amount	94	7	—	101	1
average pay rate	3.0%	5.4%	—
average receive rate	3.7%	7.0%	—
Variable to Fixed: contract/notional amount	41	9	—	50	-
average pay rate	9.8%	12.8%	—
average receive rate	9.1%	9.0%	—

Total	1,019	804	139	1,962	18

2000							$ million

	2001	2002	2003	2004	2006	Total contract/	Estimated
					and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	250	826	500	100	8	1,684	6
average pay rate	9.2%	6.5%	6.6%	6.6%	11.8%
average receive rate	8.9%	6.0%	5.0%	7.0%	12.8%
Variable to Fixed: contract/notional amount	450	58	288	—	280	1,076	(17)
average pay rate	6.1%	6.9%	6.0%	—	6.9%
average receive rate	6.6%	6.7%	6.8%	—	6.1%

UK pound
Fixed to Variable: contract/notional amount	218	—	7	—	—	225	(14)
average pay rate	7.8%	—	5.7%	—	—
average receive rate	6.2%	—	7.0%	—	—
Other currencies
Variable to Fixed: contract/notional amount	47	62	19	—	—	128	(1)
average pay rate	6.3%	10.6%	12.8%	—	—
average receive rate	6.6%	10.2%	10.3%	—	—

Total	965	946	814	100	288	3,113	(26)

Royal Dutch/Shell Group of Companies G39

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Group companies at December 31, 2001 and 2000 respectively. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2001 (all contracts mature in 2002)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy UK pound/sell US dollar	1.44	1,735	2
Buy euro/sell US dollar	0.89	706	1
Buy US dollar/sell Canadian dollar	1.60	411	1
Buy US dollar/sell Swedish krona	10.61	291	(1)
Buy US dollar/sell Philippine peso	52	289	(1)
Buy Australian dollar/sell US dollar	0.51	214	1
Buy US dollar/sell Danish krona	8.38	143	1
Buy US dollar/sell Hong Kong dollar	7.80	143	—
Buy US dollar/sell Japanese yen	124	116	8
Buy US dollar/sell Singapore dollar	1.83	114	(1)
Buy euro/sell Danish krona	7.44	106	—
Other contracts		346	4

Total		4,614	15

2000 (all contracts mature in 2001)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell euro	1.12	1,300	(58)
Buy UK pound/sell US dollar	1.47	848	12
Buy Australian dollar/sell US dollar	0.56	346	(1)
Buy Canadian dollar/sell US dollar	0.66	340	5
Buy US dollar/sell Canadian dollar	1.50	311	2
Buy US dollar/sell Philippine peso	50	284	1
Buy US dollar/sell Japanese yen	115	280	11
Buy Swiss franc/sell euro	0.66	221	(1)
Buy US dollar/sell UK pound	0.68	181	(3)
Buy Malaysian ringgit/sell US dollar	0.26	130	—
Buy Japanese yen/sell US dollar	0.01	127	(4)
Buy US dollar/sell Danish krona	8.33	100	(4)
Other contracts		779	(12)

Total		5,247	(52)

G40 Royal Dutch/Shell Group of Companies

Currency swaps/options

The following two tables give details of currency swaps contracts held by Group companies at December 31, 2001 and 2000 respectively, by expected year of maturity. These are held for purposes other than trading. Contract categories with a contract/ notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2001							$ million

	Average	2002	2003	2004	2005	Total contract/	Estimated
	contractual					notional amount	fair value
	exchange rate

Buy US dollar/sell Brazilian real	2.41	108	15	61	50	234	(18)
Buy US dollar/sell Canadian dollar	1.39	109	82	15	5	211	15
Buy US dollar/sell Swiss franc	1.50	—	200	—	—	200	(21)
Buy US dollar/sell Australian dollar	1.52	38	39	—	—	77	23
Buy US dollar/sell Zimbabwe dollar	7.67	—	—	—	23	23	13
Other contracts		120	7	92	—	219	5

Total		375	343	168	78	964	17

2000								$ million

	Average	2001	2002	2003	2004	2005	Total contract/	Estimated
	contractual						notional amount	fair value
	exchange rate

Buy US dollar/sell Canadian dollar	1.40	243	74	30	11	5	363	13
Buy US dollar/sell Swiss franc	1.50	—	—	200	—	—	200	(21)
Buy Canadian dollar/sell US dollar	0.69	138	10	7	—	—	155	(4)
Buy US dollar/sell Australian dollar	1.52	42	42	42	—	—	126	25
Buy US dollar/sell Brazilian real	1.96	48	55	—	—	—	103	5
Other contracts		52	32	—	—	—	84	6

Total		523	213	279	11	5	1,031	24

In conjunction with natural gas marketing activities, Group companies held put and call options to buy Canadian dollars and sell US dollars at December 31, 2001 each with a contract/notional amount of $0.2 billion (2000: $0.4 billion) and a total estimated fair value of $(11) million (2000: $(7) million) and expected maturity dates in 2002-2003 (2001-2003).

Royal Dutch/Shell Group of Companies G41

Commodity derivatives

The tables on this and the following pages give details of commodity swaps, options and futures contracts held by Group companies at December 31, 2001 and 2000 respectively, by expected year of maturity. Variable prices are linked to indexed or dated commodities.

Commodity swaps held for trading purposes

2001						$ million

		2002	2003	2004	Total contract/	Estimated
					notional amount	fair value

Crude oil swaps
(a)	Variable price to variable price contracts:
	contract/notional amount ($million)	1,305	—	—	1,305	(4)
	volume (million barrels “m bbl”)	64	—	—
	average pay/receive price ($per barrel “$/bbl”)	20.4/20.3	—	—
(b)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	431	36	—	467	(31)
	volume (m bbl)	35	2	—
	average pay/receive price ($/bbl)	12.3/11.5	22.0/20.0	—
(c)	Buy variable price/sell fixed price contracts:
	contract/notional amount ($million)	505	72	—	577	60
	volume (m bbl)	36	4	—
	average pay/receive price ($/bbl)	12.8/14.3	17.1/19.1	—

Oil products swaps
(a)	Variable price to variable price contracts:
	contract/notional amount ($million)	28	38	—	66	—
	volume (m bbl)	1	2	—
	average pay/receive price ($/bbl)	20.6/20.7	20.9/20.8	—
(b)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	357	9	—	366	(22)
	volume (m bbl)	34	3	—
	average pay/receive price ($/bbl)	10.5/9.9	3.1/2.3	—
(c)	Buy variable price/sell fixed price contracts:
	contract/notional amount ($million)	480	—	—	480	14
	volume (m bbl)	42	—	—
	average pay/receive price ($/bbl)	11.2/11.5	—	—

Natural gas swapsa
(a)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	3,547	671	299	4,749	(943)
	volume (thousand million cubic feet “bcf”)	1,454	376	182
	average pay/receive price ($/thousand cf)	2.8/2.4	3.2/1.8	3.1/1.7
(b)	(b) Buy variable/sell fixed price contracts:
	contract/notional amount ($million)	3,743	746	248	4,937	1,099
	volume (bcf)	1,467	374	161
	average pay/receive price ($/thousand cf)	2.4/3.5	2.0/3.5	1.5/3.5

Total					12,947	173

a      Natural gas swaps (maturity in 2005 and after):

		2005	2006	2007
				and after

(a)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	140	66	26
	volume (bcf)	94	50	40
	average pay/receive price ($/thousand cf)	3.1/1.5	2.9/1.3	2.6/0.7
(b)	Buy variable/sell fixed price contracts:
	contract/notional amount ($million)	70	58	72
	volume (bcf)	76	59	79
	average pay/receive price ($/thousand cf)	0.9/3.3	1.0/3.1	0.9/2.9

G42 Royal Dutch/Shell Group of Companies

2000						$ million

		2001	2002	2003	Total contract/	Estimated
					notional amount	fair value

Crude oil swaps
(a)	Variable price to variable price contracts:
	contract/notional amount ($million)	650	—	—	650	(6)
	volume (million barrels “m bbl”)	27	—	—
	average pay/receive price ($per barrel “$/bbl”)	23.8/23.6	—	—
(b)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	608	15	—	623	(27)
	volume (m bbl)	42	4	—
	average pay/receive price ($/bbl)	15.3/13.8	3.5/3.6	—
(c)	Buy variable price/sell fixed price contracts:
	contract/notional amount ($million)	449	19	7	475	26
	volume (m bbl)	27	1	1
	average pay/receive price ($/bbl)	15.9/16.8	22.3/23.1	5.9/6.4

Oil products swaps
(a)	Variable price to variable price contracts:
	contract/notional amount ($million)	13	—	—	13	—
	volume (m bbl)	*	—	—
	average pay/receive price ($/bbl)	36.0/35.8	—	—
(b)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	624	—	—	624	(80)
	volume (m bbl)	34	—	—
	average pay/receive price ($/bbl)	20.9/18.1	—	—
(c)	Buy variable price/sell fixed price contracts:
	contract/notional amount ($million)	696	—	—	696	98
	volume (m bbl)	39	—	—
	average pay/receive price ($/bbl)	15.5/17.1	—	—

Natural gas swapsa
(a)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	6,750	311	65	7,147	(4,094)
	volume (thousand million cubic feet “bcf”)	2,352	151	30
	average pay/receive price ($/thousand cf)	4.1/3.0	2.5/1.3	2.9/2.2
(b)	Buy variable/sell fixed price contracts:
	contract/notional amount ($million)	6,679	533	57	7,333	4,479
	volume (bcf)	2,567	221	31
	average pay/receive price ($/thousand cf)	2.7/4.1	2.5/2.8	1.8/2.3

Total					17,561	396

*	less than one million barrels.

a      Natural gas swaps (maturity in 2004 and after):

		2004	2005	2006
				and after

(a)	Buy fixed price/sell variable price contracts:
	contract/notional amount ($million)	11	6	4
	volume (bcf)	7	5	1
	average pay/receive price ($/thousand cf)	2.2/1.5	1.3/1.2	4.1/3.1
(b)	Buy variable/sell fixed price contracts:
	contract/notional amount ($million)	46	13	5
	volume (bcf)	23	5	2
	average pay/receive price ($/thousand cf)	2.0/2.6	2.5/3.2	3.1/4.1

Group companies also held chemical product swaps at December 31, 2001 with a contract/notional amount of $234 million (2000: $460 million, including electricity swaps) and fair value of $(3) million (2000: $3 million) and expected maturity 2002-2003 (2001-2003).

Royal Dutch/Shell Group of Companies G43

Commodity options held for trading purposes

2001				$ million

	2002	2003	Total contract/	Estimated
			notional amount	fair value

Crude oil and oil products buy options contract/notional amount ($million)	1,141	89	1,230	34
volume (m bbl)	51	4
average strike price ($/bbl)	22.4	21.8

Crude oil and oil products sell options contract/notional amount ($million)	1,368	226	1,594	(60)
volume (m bbl)	58	10
average strike price ($/bbl)	23.5	22.6

Natural gas buy options contract/notional amount ($million)	6,005	1,628	7,633	1,035
volume (bcf)	1,372	367
average strike price ($/thousand cf)	4.4	4.4

Natural gas sell options contract/notional amount ($million)	5,891	1,714	7,605	(1,087)
volume (bcf)	1,353	365
average strike price ($/thousand cf)	4.4	4.7

Total			18,062	(78)

2000					$ million

	2001	2002	2003	Total contract/	Estimated
				notional amount	fair value

Crude oil and oil products buy options contract/notional amount ($million)	157	27	—	184	6
volume (m bbl)	6	1	—
average strike price ($/bbl)	26.0	23.3	—

Crude oil and oil products sell options contract/notional amount ($million)	161	28	—	189	(3)
volume (m bbl)	6	1	—
average strike price ($/bbl)	27.3	22.2	—

Natural gas buy options contract/notional amount ($million)	10,070	1,760	512	12,342	3,096
volume (bcf)	2,052	452	136
average strike price ($/thousand cf)	4.9	3.9	3.8

Natural gas sell options contract/notional amount ($million)	10,033	1,866	547	12,446	(3,231)
volume (bcf)	2,092	457	142
average strike price ($/thousand cf)	4.8	4.1	3.8

Total				25,161	(132)

Group companies also held chemical product options at December 31, 2001 with a contract/notional amount of $46 million (2000: $1 million) and an estimated fair value of $4 million (2000: nil) and expected maturity 2002-2003 (2001).

G44 Royal Dutch/Shell Group of Companies

Commodity futures held for trading purposes

2001						$ million

		2002	2003	2004	Total contract/	Estimated
					notional amount	fair value

IPE Brent futures
(a)	Short contracts:
	contract/notional amount ($million)	243	—	—	243	(28)
	volume (m bbl)	12	—	—
	weighted average price ($/bbl)	19.7	—	—
(b)	Long contracts:
	contract/notional amount ($million)	229	—	—	229	(28)
	volume (m bbl)	12	—	—
	weighted average price ($/bbl)	19.6	—	—

IPE Gasoil futures
(a)	Short contracts:
	contract/notional amount ($million)	62	—	—	62	10
	volume (m bbl)	2.7	—	—
	weighted average price ($/bbl)	22.9	—	—
(b)	Long contracts:
	contract/notional amount ($million)	35	—	—	35	(1)
	volume (m bbl)	1.6	—	—
	weighted average price ($/bbl)	22.9	—	—

Nymex crude oil futures
(a)	Short contracts:
	contract/notional amount ($million)	67	—	—	67	(4)
	volume (m bbl)	3	—	—
	weighted average price ($/bbl)	20.5	—	—
(b)	Long contracts:
	contract/notional amount ($million)	50	—	—	50	(7)
	volume (m bbl)	2	—	—
	weighted average price ($/bbl)	20.3	—	—

Nymex oil product futures
(a)	Short contracts:
	contract/notional amount ($million)	11	—	—	11	2
	volume (m bbl)	*	—	—
	weighted average price ($/bbl)	24.9	—	—
(b)	Long contracts:
	contract/notional amount ($million)	58	—	—	58	11
	volume (m bbl)	2	—	—
	weighted average price ($/bbl)	26.2	—	—

Nymex natural gas futures
(a)	Short contracts:
	contract/notional amount ($million)	258	29	—	287	55
	volume (bcf)	69	8	—
	weighted average price ($/thousand cf)	3.7	3.8	—
(b)	Long contracts:
	contract/notional amount ($million)	369	38	4	411	(81)
	volume (bcf)	97	10	1
	weighted average price ($/thousand cf)	3.8	3.9	4.7

Total					1,453	(71)

*	less than one million barrels

Royal Dutch/Shell Group of Companies G45

2000						$ million

		2001	2002	2003	Total contract/	Estimated
					notional amount	fair value

IPE Brent futures
(a)	Short contracts:
	contract/notional amount ($million)	432	—	—	432	47
	volume (m bbl)	18	—	—
	weighted average price ($/bbl)	23.7	—	—
(b)	Long contracts:
	contract/notional amount ($million)	307	—	—	307	(42)
	volume (m bbl)	13	—	—
	weighted average price ($/bbl)	23.6	—	—

IPE Gasoil futures
(a)	Short contracts:
	contract/notional amount ($million)	151	—	—	151	16
	volume (m bbl)	5	—	—
	weighted average price ($/bbl)	31.5	—	—
(b)	Long contracts:
	contract/notional amount ($million)	25	—	—	25	3
	volume (m bbl)	1	—	—
	weighted average price ($/bbl)	29.7	—	—

Nymex crude oil futures
(a)	Short contracts:
	contract/notional amount ($million)	34	—	—	34	(5)
	volume (m bbl)	1	—	—
	weighted average price ($/bbl)	22.6	—	—
(b)	Long contracts:
	contract/notional amount ($million)	35	—	—	35	(3)
	volume (m bbl)	1	—	—
	weighted average price ($/bbl)	22.7	—	—

Nymex oil product futures
(a)	Short contracts:
	contract/notional amount ($million)	76	—	—	76	(7)
	volume (m bbl)	3	—	—
	weighted average price ($/bbl)	30.5	—	—
(b)	Long contracts:
	contract/notional amount ($million)	143	—	—	143	—
	volume (m bbl)	4	—	—
	weighted average price ($/bbl)	35.4	—	—

Nymex natural gas futures
(a)	Short contracts:
	contract/notional amount ($million)	1,107	84	16	1,207	207
	volume (bcf)	243	22	4
	weighted average price ($/thousand cf)	4.6	3.8	3.5
(b)	Long contracts:
	contract/notional amount ($million)	1,193	100	20	1,313	(121)
	volume (bcf)	260	27	6
	weighted average price ($/thousand cf)	4.6	3.7	3.5

Total					3,723	95

Group companies also held electricity futures contracts at December 31, 2000 with a contract/notional amount of $6 million (2001: nil) and an estimated fair value of nil (2001: nil) with expected maturity 2001-2003.

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Group companies’ positions where, at December 31, 2001 and 2000 respectively, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Group companies’ positions where, at December 31, 2001 and 2000 respectively, purchase contracts exceed the sales contracts with the same maturity date.

G46 Royal Dutch/Shell Group of Companies

Commodity swaps contracts held for purposes other than trading

At December 31, 2001 Group companies held crude oil, natural gas and oil product commodity swaps for purposes other than trading with a contract/notional amount of $66 million (2000: $297 million) and an estimated fair value of $(8) million (2000: $(46) million).

Commodity futures contracts held for purposes other than trading

There were no commodity futures contracts held for purposes other than trading by Group companies at December 31, 2001. The amounts held at December 31, 2000 are as follows (maturity in 2001):

2000			$ million

		Total contract/	Estimated
		notional amount	fair value

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($million)	176	176	(162)
volume (bcf)	33
weighted average price ($/thousand cf)	5.4
(b) Long contracts:
contract/notional amount ($million)	193	193	139
volume (bcf)	33
weighted average price ($/thousand cf)	5.7

Total		369	(23)

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Group companies’ positions where, at December 31, 2001 and 2000 respectively, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Group companies’ positions where, at December 31, 2001 and 2000 respectively, purchase contracts exceed the sales contracts with the same maturity date.

Royal Dutch/Shell Group of Companies G47

(This page is intentionally blank)

G48 Royal Dutch/Shell Group of Companies

Exhibits

EXHIBIT INDEX

Exhibit		Page
No.	Description	No.

1.1	Articles of Association of Royal Dutch (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Royal Dutch furnished to the Securities and Exchange Commission on September 18, 2000)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport)
8	Significant Group companies as at December 31, 2001	E2
23.1	Consent of KPMG Accountants N.V., The Hague	E3
23.2	Consent of PricewaterhouseCoopers, London	E4
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers, London	E5
23.4	Consent of KPMG Accountants N.V., The Hague	E6
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers, London	E7

Exhibits      E1