Form 20-F
period 2002-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2003-03-31
CIK 85486, 89635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

Commission file number 1-3788 N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (Exact name of registrant as specified in its charter)	Commission file number 1-4039 THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY
(Translation of registrant’s name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation) 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands tel. no: (011 31 70) 377 9111 (Address of principal executive offices)	(Jurisdiction of incorporation or organisation) Shell Centre, London SE1 7NA, England tel. no: (011 44 20) 7934 1234 (Address of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act

	Name of Each Exchange		Name of Each Exchange
Title of Each Class	on Which Registered	Title of Each Class	on Which Registered
Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each	New York Stock Exchange*	New York Shares representing Ordinary shares of the issuer of an aggregate nominal amount of £1.50 each and evidenced by Depositary Receipts (“New York Shares”) Ordinary shares of 25p each***	New York Stock Exchange**

*Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia	**Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.
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
Outstanding as of December 31, 2002: 2,099,285,000
ordinary shares of €0.56 each	Indicate the number of outstanding shares of each of the
issuer’s classes of capital or common stock as of the close
of the period covered by the annual report.
Outstanding as of December 31, 2002: 9,667,500,000
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
Item 17
Item 18

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE,
CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers

Cross Reference Sheet for Annual Report on Form 20-F

Headings* in this Annual Report which relate to:

N.V. Koninklijke Nederlandsche
		Petroleum Maatsschappij	The “Shell” Transport and Trading
Item number and captions		(Royal Dutch Petroleum Company)	Company, Public Limited Company

1	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable	Not applicable

3	Key Information	Selected Financial Data — Royal Dutch Discussion and Analysis of Financial Condition and Results of Operations — Group Group — Business and Property — risk factors	Selected Financial Data — Shell Transport Discussion and Analysis of Financial Condition and Results of Operations — Group Group — Business and Property — risk factors

4	Information on the Company	Introduction — Parent Companies, Group
Discussion and Analysis of Financial
Condition and Results of Operations — Group
Group — Business and Property
Supplementary Information — Oil and Gas
Introduction — Group	Introduction — Parent Companies, Group
Discussion and Analysis of Financial
Condition and Results of Operations — Group
Group — Business and Property
Supplementary Information — Oil and Gas
Introduction — Group

5	Operating and Financial Review and Prospects	Discussion and Analysis of Financial Condition and Results of Operations — Royal Dutch, Group Group — Business and Property — business environment, description of activities, research	Discussion and Analysis of Financial Condition and Results of Operations — Shell Transport, Group Group — Business and Property — business environment, description of activities, research

6	Directors, Senior Management and Employees	Royal Dutch — control of registrant, management, share ownership Note 11 to Royal Dutch Financial Statements Group — Business and Property — personnel	Shell Transport — control of registrant, management, share ownership Note 10 to Shell Transport Financial Statements Group — Business and Property — personnel

7	Major Shareholders and Related PartyTransactions	Royal Dutch — control of registrant	Shell Transport — control of registrant

8	Financial Information	Index to Financial Statements and Exhibits
Financial Statements — Royal Dutch, Group
Selected Financial Data — Royal Dutch
Discussion and Analysis of Financial Condition
and Results of Operations — Royal Dutch, Group	Index to Financial Statements and Exhibits
Financial Statements — Shell Transport, Group
Selected Financial Data — Shell Transport
Discussion and Analysis of Financial Condition
and Results of Operations — Shell Transport, Group

9	The Offer and Listing	Royal Dutch — Nature of trading market	Shell Transport — Nature of trading market

10	Additional Information	Royal Dutch — Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction — documents on display	Shell Transport — Memorandum and Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction — documents on display

11	Quantitative and Qualitative Disclosures about Market Risk	Discussion and Analysis of Financial Condition and Results of Operations — Group — risk management and internal control, treasury and trading risks
Supplementary Information — Derivatives and other Financial Instruments and Derivative Commodity Instruments	Discussion and Analysis of Financial
Condition and Results of Operations — Group —
risk management and internal control, treasury
and trading risks
Supplementary Information — Derivatives
and other Financial Instruments and
Commodity Instruments

12	Description of Securities Other than Equity Securities	Not applicable	Not applicable

13	Defaults, Dividend Arrearages and Delinquencies	None	None

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None	None

15	Controls and Procedures	Controls and Procedures — Royal Dutch	Controls and Procedures — Shell Transport

17	Financial Statements	Financial Statements — Royal Dutch, Group	Financial Statements — Shell Transport, Group

18	Financial Statements	Not applicable	Not applicable

19	Exhibits	Index to Financial Statements and Exhibits	Index to Financial Statements and Exhibits

*	Names of the registrants and references to the Royal Dutch/Shell Group of Companies appearing in headings have been abbreviated to Royal Dutch, Shell Transport and Group, respectively.

N.	V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), The “Shell” Transport and Trading Company, Public Limited Company

Introduction
A THE PARENT COMPANIES
B ROYAL DUTCH/SHELL GROUP OF COMPANIES
C PRESENTATION OF INFORMATION
D DOCUMENTS ON DISPLAY
Royal Dutch/Shell Group of Companies — Business and Property
A ACTIVITIES AND MAJOR INTERESTS
B BUSINESS ENVIRONMENT
C GENERAL DEVELOPMENT OF THE BUSINESS
D RISK FACTORS
E DESCRIPTION OF ACTIVITIES
1 Exploration and Production
2 Gas & Power
3 Oil Products
4 Chemicals
5 Renewables
6 Other Activities
7 Research
F PERSONNEL
Selected Financial Data
Royal Dutch
Shell Transport
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
CONTROLS AND PROCEDURES
The “Shell” Transport and Trading Company, Public Limited Company
CONTROL OF REGISTRANT
NATURE OF TRADING MARKET
MEMORANDUM AND ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
MANAGEMENT
SHARES UNDER OPTION AND SHARE PURCHASE PLAN
CONTROLS AND PROCEDURES
Index to the Financial Statements and Exhibits
Financial Statements
Royal Dutch Petroleum Company
The “Shell” Transport and Trading Company, Public Limited Company
Royal Dutch/Shell Group of Companies
Supplementary Information
Oil and Gas
Derivatives and other Financial Instruments and Derivative Commodity Instruments
Exhibits
Articles of Association
Adjustment Agreement
Significant group Companies as at Dec 31, 2002
Consent of KPMG Accountants N.V.
Consent of PricewaterhouseCoopers LLP, London
Consent of KPMG and PWC
Consent of KPMG Accountants N.V., The Hague
Consent of KPMG & PWC

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

A THE PARENT COMPANIES

Royal Dutch and Shell Transport do not engage in operational activities. They derive the whole of their respective incomes — except for interest income on cash balances or short-term investments — from their respective interests in the companies known collectively as the Royal Dutch/Shell Group of Companies.

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

Operating Companies
Present in more than 145 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as Other Activities.

Exploration and Production: Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Gas & Power: Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids to provide clean fuels.

Oil Products: Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Chemicals: Produces and sells petrochemical building blocks and polyolefins globally.

Renewables: Generates “green” electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other Activities include Shell Consumer and Shell Hydrogen.

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

The information given in this Report for the Royal Dutch/Shell Group of Companies reflects the operational and financial results of Group companies throughout the world. The financial information given is an aggregation of the accounts of all Group companies (except where otherwise indicated) expressed in US dollars. It should be noted that the accounts of Royal Dutch for the year 2002 (of which the Financial Statements of the Royal Dutch/Shell Group of Companies and the notes thereto form part) are subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

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

The figures shown in most of the tables in this Report represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes of Equilon and the Motiva joint venture (following the Group’s additional share purchases in 2002, Equilon is no longer a joint venture), the term “Group share” is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of associated companies to which Group companies are entitled or which is proportionate to the Group interest in those companies.

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

D DOCUMENTS ON DISPLAY

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/Shell Group of Companies referred to in this Annual Report that have been filed with the Securities and Exchange Commission may be examined and copied at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the Securities and Exchange Commission at (800) SEC—0330. All of the Securities and Exchange Commission filings made electronically by Royal Dutch and Shell Transport are available to the public at the Securities and Exchange Commission website at www.sec.gov.

Introduction 3

Royal Dutch/Shell Group of Companies — Business and Property

A ACTIVITIES AND MAJOR INTERESTS

The companies of the Royal Dutch/Shell Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable energy (chiefly in wind and solar energy), and other businesses.

Oil and gas, by far the largest of the Group companies’ business activities, accounted for over 90% of net proceeds in 2002. In fact, Group and associated companies constitute one of the largest oil and gas enterprises in the world. They market their oil products in more countries than any other oil company, and have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word “Shell” appears, support this marketing effort throughout the world. Taken together, Group and associated companies also rank among the world’s major chemical companies; in 2002 chemicals accounted for around 8% of the net proceeds of Group companies. The Group’s interests in power generation and renewable energy are considerably smaller. Nevertheless, the Group’s Renewables business is now one of the largest global solar enterprises following the acquisition of the Siemens solar business early in 2002. Renewables also has plans to become a leading player in the wind energy sector. The Group’s various activities are conducted — to one extent or another — in more than 145 countries and territories.

The breakdown of net proceeds of Group companies by industry segment and by geographical region for the years 2000 to 2002 is set out in the following tables:

Net Proceeds by Industry Segment (including inter-segment sales)	$ million

	2002	2001	2000

Exploration and Production
Third parties	12,017	12,137	13,468
Inter-segment	14,319	13,951	14,326

	26,336	26,088	27,794

Gas & Power
Third parties	16,992	15,721	15,991
Inter-segment	620	705	496

	17,612	16,426	16,487

Oil Products
Third parties	135,544	93,517	104,002
Inter-segment	3,080	2,108	2,280

	138,624	95,625	106,282

Chemicals
Third parties	14,125	13,260	15,205
Inter-segment	1,082	990	1,102

	15,207	14,250	16,307

Corporate and other
Third parties	753	576	480
Inter-segment	17	2	—

	770	578	480

	198,549	152,967	167,350

Net Proceeds by Geographical Area (excluding inter-segment sales)	$ million

	2002	2001	2000

Europe	65,137	62,259	68,060
Other Eastern Hemisphere	33,322	31,866	34,144
USA	62,632	21,095	26,089
Other Western Hemisphere	18,340	19,991	20,853

	179,431	135,211	149,146

4 Royal Dutch/Shell Group of Companies - Business and Property

B BUSINESS ENVIRONMENT

In 2002, Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Crude oil prices recovered steadily in the first three quarters of 2002 from below $20 to in excess of $30 a barrel amid production restraints by key producing countries. Prices subsequently weakened as major oil producers increased output significantly to meet higher seasonal demand in the fourth quarter, falling close to $24 a barrel by late November. In December prices rebounded when supply from Venezuela was disrupted and had risen to just above $30 a barrel by year-end. Crude price outlook for 2003 is highly uncertain with prices expected to be volatile. Much will depend on the pace of economic growth, severity of the northern hemisphere winter and political developments in Venezuela and the Middle East.

Oil demand was weak in 2002 and grew by a mere 0.2 mb/d due to a slow US economic recovery and a very mild winter in the first quarter. Demand growth is expected to move closer to trend in 2003 but there are more uncertainties than usual surrounding the pace of economic recovery, the weakness of equity markets and the impact of high oil prices.

For the full year 2002, Henry Hub gas prices averaged $3.33 per million British Thermal Units (Btu) compared to $4.10 per million Btu in 2001 (when gas prices spiked to around $10 in the 2000/2001 winter). Prices strengthened towards the end of 2002. In the fourth quarter of 2002, Henry Hub cash prices averaged $4.27 per million Btu, with prices over $1 higher than in the third quarter of 2002 and almost $2 more than a year ago. Higher prices were driven by a rundown in levels of gas in storage below prior year levels. Concerns about production declines onshore USA and Western Canada also contributed to higher prices. In contrast, a year ago, storage was reaching record levels.

In 2002, industry refining margins averaged $0.85 and $0.40 a barrel in Rotterdam and Singapore compared to $1.80 and $0.80 a barrel respectively a year ago; for 2002 the US Gulf Coast and West Coast margins were $2.90 and $3.90 a barrel (2001 $5.30 and $7.75). Refining margins for the first three quarters of 2002 were squeezed by a combination of weak product demand and firming crude oil prices due to supply tightness. Margins recovered in October and November as seasonal product demand increased and crude oil prices fell with rising supply availability. Decline came in December as crude oil prices escalated as a result of the Venezuelan crisis. Overall refining margins in 2002 were poor and at their lowest level for a decade in many locations. Furthermore heavy crude coking margins in the US Gulf Coast were exceptionally weak with a very negative impact on refining profitability in the region. The refining margin outlook for this year is uncertain but on average may improve marginally from the poor level in 2002. Much will depend on crude supply availability and the pace of global economic recovery. Margins have been firm in the first quarter as a result of the loss of the Venezuelan product exports, a heavy industry refinery maintenance program in the Atlantic Basin and cold weather in the northern hemisphere.

Retail margins were under pressure for much of 2002, reflecting difficulties in passing on escalating supply cost to customers. The margin outlook for 2003 is uncertain. Keen competition in the mature markets will continue to temper margins.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago. The outlook for Chemicals is mixed and will depend on economic recovery and improvement in consumer confidence levels.

C GENERAL DEVELOPMENT OF THE BUSINESS

Total capital investment in 2002 amounted to $24.6 billion, including acquisitions. Four important acquisitions were completed; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco’s interests in Equilon and Motiva. Excluding major acquisitions, capital investment totalled $14.2 billion.

Net additions to proved hydrocarbon reserves, including oil sands, over the last five years (1998—2002) are equivalent to 109% of total production. The total five year proved oil and natural gas reserves replacement ratio, excluding oil sands, is 100% (111% for oil, including natural gas liquids, and 83% for gas).

Group and associated companies’ natural gas production available for sale has increased by 10% since 2000. Investment continues in the expansion of existing operations and in major new pipelines. Moreover, additional liquefied natural gas (LNG) projects and

Royal Dutch/Shell Group of Companies - Business and Property 5

Gas to Liquids plants are being considered in several countries. Gas is the environmentally preferred fuel for power generation and demand for both gas and electricity is expected to grow.

Group companies continue to pursue a policy of a diversified supply base, and they trade actively in crude oil and its refined products throughout the world. Major acquisitions in the USA, the world’s largest market and in Germany, Europe’s largest market have strengthened Oil Products’ competitive position and enhanced the quality of the global portfolio. This has reinforced the Oil Product’s objective of leading the global downstream industry. Furthermore, the Group will continue to address environmental concerns through tighter product specifications. Above all, Group companies will maintain their emphasis on innovative customer offers, portfolio optimisation and structural cost reduction. Both refining and marketing operations have maintained efforts to improve their health, safety and environmental performance.

After a period when the focus has been on divestment, attention in the Chemicals business in 2002 turned to strengthening and enhancing the portfolio. A single marketing and supply company for Europe was established in order to improve speed and efficiency for customers and suppliers. The final investment decision to proceed with construction of the $4.3 billion Nanhai petrochemicals complex in southern China was taken. The completion of a new olefins and alcohols unit at the Geismar plant in Louisiana consolidated the Group’s position as a major player in these products. Further strengthening of the portfolio was achieved through the completion of a styrene monomer/propylene oxide business unit in Singapore, and a benzene plant at Moerdijk, the Netherlands.

In 2002, Renewables became one of the largest global solar photovotaic (pv) players by acquiring the balance of shares in its solar joint venture with Siemens and E.On, and continued its growth in the wind energy sector with the development of two wind parks in California, Whitewater Hill and Cabazon Pass.

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

Currency fluctuations
The Group is present in more than 145 countries and territories throughout the world and is subject to risks from changes in currency values and exchange controls.

Drilling and production results
The Group’s future oil and gas production is significantly dependent on successful drilling and well development. There are risks in this process in interpretation of geological and engineering data, project delay, cost overruns and technical, fiscal and other conditions.

Reserve estimates
Information on oil and gas reserves is given on pages G34 to G36. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations and is dependent, amongst other things, on the reliability of technical and economic data.

Loss of market
Group companies are subject to differing economic and financial market conditions in countries and regions throughout the world. There are risks to such markets from political or economic instability, as well as from industry competition.

6 Royal Dutch/Shell Group of Companies - Business and Property

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

Political developments
Political developments, including war, embargos and internal political strife can affect world oil supply and prices.

E   DESCRIPTION OF ACTIVITIES

1   Exploration and Production

(a) General
Group and associated companies involved in the exploration for and production of crude oil and natural gas operate under a broad range of legislation and regulations that change over time. These laws and rules cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases, the legal agreements generally have in common that they are granted by or entered into with a government, government entity or state oil company, and that the exploration risk practically always rests with the oil company. Of these agreements, the following are most relevant to Group interests:

•	Licences (or concessions) entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint-venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases the state company or agency has an option to purchase a certain share of production.

•	Production-sharing contracts entered into with a state or state oil company obligate the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per-field basis.

Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 11 to 13.

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out in the supplementary information on pages G34 to G36. Particular reference is made to the statement: Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and arbitrary determinations. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash or those related to fixed margin contracts. Proved reserves also include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but which do not transfer title of the product to those Group companies.

Royal Dutch/Shell Group of Companies - Business and Property 7

Proved Developed and Undeveloped Reserves (at December 31)	million barrels

	2002	2001	2000

Crude oil and natural gas liquids
Group companies	9,026	8,544	8,670
Group share of associated companies	1,107	925	1,081

	10,133	9,469	9,751

thousand million standard cubic feet

Natural gas
Group companies	48,240	50,613	50,842
Group share of associated companies	5,198	5,216	5,441

	53,438	55,829	56,283

Capital Expenditure and Exploration Expense by Geographical Areaa

(oil and gas exploration and production only)	$ million

	2002	2001	2000

Europe	7,519	1,236	1,024
Other Eastern Hemisphere	2,996	3,214	1,551
USA	2,015	2,009	1,217
Other Western Hemisphere	1,531	1,273	762

	14,061	7,732	4,554

a	Capital expenditure Capital expenditure is the cost of acquiring property, plant and equipment, and — following the successful efforts method in accounting for exploration costs — includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amount shown above includes acquisitions and the costs of acquiring Enterprise Oil in 2002 of $5.3 billion has been included within the amount shown for Europe.

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

Average Production Costs of Group Companies by Geographical Area

$/barrel of oil equivalent

	2002	2001	2000

Europe	2.94	2.35	2.42
Other Eastern Hemisphere	2.75	2.28	2.31
USA	2.61	2.38	2.10
Other Western Hemisphere	3.73	3.32	3.93

Total Group	2.86	2.39	2.42

8 Royal Dutch/Shell Group of Companies - Business and Property

Production[a]	thousand barrels daily

	2002[b]	2001	2000	1999	1998

Europe
UK	402	311	378	402	373
Denmark	140	130	129	118	109
Norway	131	89	87	83	87
Netherlands	9	10	13	13	14
Germany	5	6	6	6	7
Others	9	1	*	*	*

	696	547	613	622	590

Other Eastern Hemisphere
Africa
Nigeria	215	250	239	212	232
Gabon	46	56	69	89	110
Cameroon	17	19	21	22	25
Egypt	11	14	10	7	7
Others	2	3	3	3	3

	291	342	342	333	377

Middle East
Oman[c]	319	327	326	299	284
Abu Dhabi	100	94	96	82	90
Syria	49	48	50	71	88
Yemen	—	—	—	—	14
Others	46	23	9	1	—

	514	492	481	453	476

Asia Pacific
Australia	92	99	111	47	54
Brunei	101	97	95	86	74
Malaysia	59	60	56	66	76
China	24	23	25	20	27
Thailand	15	16	18	18	18
New Zealand	29	30	9	10	12
Others	5	—	—	—	—

	325	325	314	247	261

Total Other Eastern Hemisphere	1,130	1,159	1,137	1,033	1,114

USA	442	411	417	504	521

Other Western Hemisphere
Canada	56	56	58	61	68
Colombia	—	—	—	—	18
Others	48	47	49	48	43

	104	103	107	109	129

Total	2,372	2,220	2,274	2,268	2,354

* Less than one thousand barrels daily
				million tonnes a year
Metric equivalent	119	111	114	113	118

a	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Royalty purchases are excluded. In those countries where production-sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Exceptionally, the minority interest is deducted in respect of production volumes given for Oman.

Royal Dutch/Shell Group of Companies - Business and Property 9

Natural gas production available for sale [a]	million standard cubic feet daily

	2002[b]	2001	2000	1999	1998

Europe
Netherlands	1,527	1,555	1,431	1,520	1,616
UK	1,148	1,196	1,118	967	824
Germany	408	428	450	484	489
Denmark	313	309	300	312	310
Norway	242	176	199	230	202
Others	29	20	17	16	14

	3,667	3,684	3,515	3,529	3,455

Other Eastern Hemisphere
Oman	786	553	459	119	—
Malaysia	664	580	553	634	597
Brunei	508	491	450	455	480
New Zealand	461	470	157	148	129
Australia	373	379	367	361	360
Nigeria	244	219	177	78	84
Egypt	232	248	140	105	103
Others	135	126	121	113	95

	3,403	3,066	2,424	2,013	1,848

USA	1,679	1,598	1,644	1,774	1,738

Other Western Hemisphere
Canada	610	614	594	562	587
Others	64	47	35	46	51

	674	661	629	608	638

Total	9,423	9,009	8,212	7,924	7,679

				million standard cubic metres daily
Europe
Netherlands	43	44	40	43	46
UK	32	34	32	27	23
Germany	12	12	13	14	14
Denmark	9	9	8	9	9
Norway	7	5	6	7	6
Others	1	*	*	*	*

	104	104	99	100	98

Other Eastern Hemisphere
Oman	22	16	13	4	—
Malaysia	19	16	16	18	17
Brunei	14	14	13	13	13
New Zealand	13	13	4	4	4
Australia	11	11	10	10	10
Nigeria	7	6	5	2	2
Egypt	7	7	4	3	3
Others	3	4	4	3	3

	96	87	69	57	52

USA	48	45	46	50	49

Other Western Hemisphere
Canada	17	18	17	16	17
Others	2	1	1	1	1

	19	19	18	17	18

Total	267	255	232	224	217

*	Less than one million cubic metres daily

a	By country of origin from gas produced by Group and associated companies (Group share). In those countries where production sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

10 Royal Dutch/Shell Group of Companies - Business and Property

Location of activities (at December 31, 2002)a

Shell
Europe	Exploration	Production	Operator[b]

Austria	●	●	●

Denmark	●	●

Germany	●●	●●	●

Ireland, Republic of	●		●

Italy	●●	●	●●

Netherlands	●●	●●	●●

Norway	●	●	●

Spain	●

UK	●	●	●

Other Eastern Hemisphere

Algeria	●

Angola	●

Australia	●	●	●

Azerbaijan	●

Bangladesh	●●	●	●●

Brunei	●●	●●	●●

Cameroon	●	●	●

China	●●	●	●●

Shell
	Exploration	Production	Operator[b]

Egypt	●●	●●	●●

Gabon	●●	●	●●

Iran		●	●

Kazakhstan	●●

Malaysia	●	●	●

Mauritania	●

Morocco	●		●

New Zealand	●●	●●	●●

Nigeria	●●	●●	●●

Oman	●	●	●

Pakistan	●●	●	●

Papua New Guinea	●●

Philippines	●	●	●

Russia	●●	●●	●●

Senegal	●

Syria		●	●

Thailand	●	●	●●

United Arab Emirates	●	●

Shell
	Exploration	Production	Operator[b]

USA	●●	●●	●●

Other Western Hemisphere

Argentina	●	●	●

Brazil	●	●	●

Canada	●●	●●	●

Trinidad and Tobago	●		●

Venezuela		●	●

● = Onshore   ● = Offshore

a	Including associated companies.

b	In several countries where “Shell operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

Royal Dutch/Shell Group of Companies - Business and Property 11

Oil and gas acreage (at December 31)[a,b,c]	thousand acres				thousand acres

			2002				2001
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,417	3,259	19,752	6,930	9,570	3,031	12,616	4,581
Other Eastern Hemisphere	45,701	15,185	162,407	68,740	44,760	14,821	160,957	69,801
USA	1,557	754	4,670	3,183	1,599	702	3,931	2,609
Other Western Hemisphere	832	509	33,338	22,841	767	492	35,709	22,001

	58,507	19,707	220,167	101,694	56,696	19,046	213,213	98,992

Number of productive wells (at December 31)a,b

			2002				2001
	Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	2,002	533	1,454	458	1,618	429	1,299	427
Other Eastern Hemisphere	6,172	2,257	426	223	6,066	2,169	375	197
USA	15,686	8,294	945	686	16,717	8,511	956	658
Other Western Hemisphere	112	110	314	259	86	86	298	251

	23,972	11,194	3,139	1,626	24,487	11,195	2,928	1,533

Number of net productive wells and dry holes drilleda

		2002		2001		2000		1999		1998
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration
Europe	3	4	2	4	3	3	5	2	6	6
Other Eastern Hemisphere	12	11	17	14	15	11	13	16	12	18
USA	10	4	2	4	9	4	8	9	18	16
Other Western Hemisphere	2	2	3	3	1	2	—	13	6	9

	27	21	24	25	28	20	26	40	42	49

Development
Europe	55	—	30	10	19	—	32	2	46	1
Other Eastern Hemisphere	166	13	165	11	152	10	149	2	179	6
USA	559	1	549	2	492	3	290	—	555	8
Other Western Hemisphere	31	—	25	—	10	1	14	2	49	—

	811	14	769	23	673	14	485	6	829	15

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

12 Royal Dutch/Shell Group of Companies - Business and Property

thousand acres				thousand acres				thousand acres

		2000				1999				1998
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

9,399	2,973	13,951	4,920	10,162	3,218	16,697	5,790	10,078	3,189	20,141	7,640
44,761	14,534	131,644	68,854	44,680	14,530	135,798	75,106	44,896	14,946	158,345	86,520
1,967	934	4,280	2,743	3,642	1,245	6,074	3,499	4,290	1,331	8,054	4,485
1,198	824	49,219	27,368	1,149	850	61,344	33,215	1,430	1,052	39,910	25,699

57,325	19,265	199,094	103,885	59,633	19,843	219,913	117,610	60,694	20,518	226,450	124,344

			2000				1999				1998
	Oil		Gas		Oil		Gas		Oil		Gas
Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1,640	442	1,349	438	1,642	447	1,359	436	1,603	437	1,334	424
5,910	2,097	332	159	6,299	2,271	352	153	6,037	2,249	275	119
17,870	8,870	1,044	627	28,165	11,636	1,631	845	27,818	10,679	1,909	938
338	193	274	230	413	267	259	223	1,009	650	260	226

25,758	11,602	2,999	1,454	36,519	14,621	3,601	1,657	36,467	14,015	3,778	1,707

Number of wells drilling (at December 31, 2002)a,b

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	2	1	31	9	33	10
Other Eastern Hemisphere	9	2	63	24	72	26
USA	6	3	16	10	22	13
Other Western Hemisphere	3	2	7	5	10	7

	20	8	117	48	137	56

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

(b)  Major oil and gas interests
Major oil and gas interests as well as recent developments in countries where Group or associated companies have exploration and production interests are summarised, by country, in the following pages. Certain aspects of the legislation, regulations or agreements affecting the activities of the significant companies are also included.

Europe

Denmark A Group company has a 46% non-operator interest in a producing concession due to expire in 2012, as well as varying percentage interests in 6 (non-operated) exploration licences.

Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) joint venture (50:50) which is the major producer of oil and gas in Germany. Since September 2002, the BEB upstream and operational midstream activities have been contracted out to a service company. Activities include onshore and offshore exploration and production activities, gas storage, the operation of two large sour gas treatment plants, numerous compression stations and some 3,000km of pipelines. BEB is also one of the major transmission and distribution companies in Germany. (See also page 21).

Exploration and Production licences are awarded under the terms of Germany’s Federal Mining Law. Most licences are awarded to more than one company and are governed by consortia (JVs). Operatorship is normally awarded to the party holding the highest equity share. BEB is involved in some 30 consortia with varying interests and is the main operator in Germany. Further German interests include the 43% Group share in the outside operated Deutsche Offshore Konsortium. Royalties are determined by the individual German states on a yearly basis and are different for the production of natural gas and oil. Royalty incentives are given for the development of tight gas reservoirs.

Royal Dutch/Shell Group of Companies - Business and Property 13

Ireland During 2002 EO Ireland (Group interest 100%) was acquired as a part of the Group’s acquisition of Enterprise Oil. The main assets are offshore, north west of Ireland and include a 45% interest in the Corrib project (a potential gas development) and exploration prospects that include the Dooish discovery.

Italy During 2002 EO Italy (Group interest 100%) was acquired as a part of the Group’s acquisition of Enterprise Oil. The main assets are onshore in southern Italy and include various interests in producing assets (Monte Alpi, Monte Enoch and Cerro Falcone), development projects (including Tempa Rossa) and nearby exploration prospects.

Netherlands The Group share of natural gas and crude oil is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), (Group interest 50%) in a 50:50 joint venture. An important part of NAM’s gas production is from its very large onshore Groningen gas field in which the Dutch State has a 40% financial interest.

NAM’s production of oil and gas is covered by concessions (onshore) and production licences (offshore). Government participation in development and production varies between 0% and 50%, depending mainly on the legislation applicable when the concessions or licences were granted and whether the participation covered gas or oil. Production is preceded by a drilling permit (onshore) or an exploration licence (offshore), the duration of which, since 1997, varies with the work programme that has to be submitted with the application for a permit or licence. In practice, this means a period of about 3 to 10 years, which can be shortened by the authorities when the exploration effort falls short of the licence or permit programme. Upon making a commercial discovery, a concession (onshore) or production licence (offshore) is granted. The onshore concessions are not currently limited in time but the duration of the offshore licenses vary with the estimated production period — normally a period of 15 to 45 years.

Norway A/S Norske Shell (Group interest 100%) holds an interest in a number of Production Licences (PL), three of which encompass currently producing oil and gas fields, Statfjord area (PL 37, expiring in 2009), Draugen area (PL 93, expiring in 2024), and Troll area (PL 54, expiring in 2030). A/S Norske Shell also holds interests in three non-producing licences (PL 208, PL 209 and PL 250, expiring in 2039, 2041 and 2041 respectively) which straddle the large undeveloped Ormen Lange gas field discovered in 1997. Shell International Pipelines Inc. (Group Interest 100%) holds interests in gas transportation and processing systems (pipelines and terminals). The licence period for these assets expire in the period from 2010 to 2020.

Various Norwegian assets were part of the Group’s acquisition of Enterprise Oil in 2002, including 10 producing fields, the largest of which were Jotun (45% interest) and Valhall (28.09% interest). Also during 2002 A/S Norske Shell increased their ownership interest in the Draugen area to 26.2%.

United Kingdom Shell UK Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK. It operates in the North Sea on behalf of a 50:50 joint venture and has interests in the UK Continental Shelf on behalf of this venture and with other partners.

Most of Shell UK’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern North Sea and gas fields in the southern sector of the North Sea, whereas crude oil comes from the central and northern fields, which include the large Brent field. Shell UK also has interests, as a non-operator partner, in another joint venture in the North Sea in the Atlantic margin, West of Shetlands. Group production in the West of Shetlands comes from the Schiehallion/Loyal fields. Licences issued before August 20, 1976 were for an initial period of six years and, following successful exploration, were extended for a further 40 years in respect of half the original licence area. Licences issued between August 20, 1976 and June 13, 1980 were for an initial period of four years followed by a second period of three years. In cases of successful exploration, these licences were extended for a further 30 years after relinquishment of two-thirds of the acreage. From June 14, 1980, licences were granted for an initial period of six years (nine years for deepwater) and in successful cases extended for a further 30 years (40 years for deepwater) in respect of no more than half the licence area. Licences issued since July 1988 carry an additional requirement that if, after 12 years of the 30-year period, no field development has been approved, the licence must be surrendered. No royalty is payable on production from fields for which development approval was granted after April 1982; royalties for other fields has been abolished with effect from January 2003. In August 2002, and with effect from April 2002, a new oil tax on firms operating in the British North Sea was enacted raising the marginal tax rate from 30% to 40%.

14 Royal Dutch/Shell Group of Companies - Business and Property

The acquisition of Enterprise Oil in 2002 for a cash consideration of $5.3 billion was the most significant change to the Group’s upstream portfolio, adding new developments and exploration acreage in Ireland, Italy, Norway, the UK, the USA, Brazil and Russia (see respective write-ups in this section). In the UK, interest in various exploratory and producing assets such as Pierce, Nelson and Beryl, was acquired as part of the Group’s acquisition of Enterprise Oil.

Also during 2002 Shell UK increased their ownership interest in the Goldeneye development from 41.5% to 48%.

Other Eastern Hemisphere

Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Group company’s concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Group interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Group company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from wet associated natural gas produced by Abu Dhabi Petroleum Company.

Australia Shell Development Australia (SDA) (Group interest 100%) has interests in some 50 offshore production and exploration licences in the North-West Shelf (NWS), in the Browse basin and Timor Sea area. The interests are held by SDA directly, or indirectly through its shareholding (34%) in Woodside Petroleum Ltd. (Woodside) which is the operator on behalf of six joint-venture partners of the NWS gas/condensate and oil fields. (See also page 21.) Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility at Burrup. Woodside is also the operator of the producing Laminaria and Corallina fields situated in the Timor Sea. Together with its partner Woodside, SDA also has interests in significant liquid-rich gas fields in the Timor Sea as well as the Browse basin.

SDA is also a participant in another joint venture that carries out exploration and production operations in the NWS region. As party to this joint venture, SDA has non-operator interest (ranging from 12.5% to 28.57%) in the significant gas reserves known as greater Gorgon, which are situated West of Barrow Island.

Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei government). The company, which has renewable long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%). (See also page 21.)

A Group company has a 35% share in the non-operated Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field.

Egypt Shell Egypt (Group interest 100%) participates in four exploration concessions (operator in three and non-operator in Rosetta) and in five development leases (operator in four and non-operator in Rashid). All concessions and leases are granted on the basis of production-sharing agreements. Included in Shell Egypt’s portfolio is an 84% interest in the North-eastern Mediterranean deepwater concession. Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco operates two producing fields, Badr El Din and Obaiyed.

Gabon Shell Gabon (Group interest 75%) has interests in 6 onshore mining concessions/exploitation permits, two of which (Rabi/Kounga and Gamba/Ivinga) are operated by the company. The Rabi/Kounga concession expires in 2007, Gamba/Ivinga in 2042; all other concessions expire between 2010 and 2018. Production in Gabon is dominated by the Rabi field, which is operated by Shell Gabon holding 42.5% equity in the field. Shell Gabon’s portfolio also includes 4 exploration permits, one around the Gamba/Ivinga concession, two near the Rabi field, and one directly offshore Libreville.

Two Group companies Shell Offshore North Gabon BV (SONG) and Shell Offshore Gabon BV (SOSG) hold 7 permits in the Ultra-Deepwater areas in the north and south.

Malaysia Four 100%-owned Group companies have production-sharing contracts with the state oil company Petronas. In most of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint-venture partner. One Group company, Sarawak Shell Berhad (SSB) is the operator, with a 50% equity stake, of five non-associated producing gas fields. The majority of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15%) for deliveries of liquefied natural gas to customers mainly in Japan and Korea. (See page 22.) SSB operates one oil field (D35) and has a 50% equity stake in the non-operated

Royal Dutch/Shell Group of Companies - Business and Property 15

Baram Delta production-sharing contract. SSB has exploration interests in the deepwater SK-E block and shallow-water blocks SK-307, SK-308 and SK-8. SSB also holds exploration acreage in SB-301, SB-J and the deepwater block SB-G. Sabah Shell Petroleum Company (SSPC) operates five producing fields in Sabah waters of which Kinabalu (80% equity share) is the largest. SSPC and Shell Sabah Selatan Sdn Bhd (SSS) also have a production-sharing contract for the exploration and production in Block SB-303, offshore Sabah. Shell Exploration and Production Malaysia (SEPM) operates an exploration license in Peninsula Malaysia (PM-303) where they also have 50% interest in Block PM-301/302.

New Zealand Shell New Zealand BV (SNZ) (Group interest 100%) has 77.5% interest in the production licences for the large offshore Maui gas field, in which another wholly owned Group company has a further 6.25% indirect interest, and a 50% interest in the onshore Kapuni gas field. The gas produced is sold domestically, mainly under long-term contracts. SNZ also has interests in other exploration licence areas in the Taranaki Basin. All of these interests are operated by Shell Todd Oil Services Ltd, a service company (Group interest 50%).

During 2002 the Group completed the divestment of a number of New Zealand interests which were a condition of the New Zealand Commerce Commission granting approval for the acquisition of Fletcher Challenge Energy which was completed in 2001.

Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Group interest 100%) is operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies. The venture’s offshore oil and gas mining leases expire in 2008 and its onshore leases in 2019. At the end of 2002 production began from the EA field offshore Nigeria.

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

Gas Investment and Services Company Ltd. (GISCO) (in which a Group company has an 85% shareholding) holds a gas operating agreement which appoints PDO as the operator for any gas discovered in central Oman until 2024, with provisions for extension upon agreement with the government. The first major central Oman gas project involves the supply of gas to customers in the Sur area of north-east Oman, the largest of which is Oman LNG (Group interest 30%). (See page 22.) The upstream investment required to develop and supply the gas is being provided to the government by GISCO.

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

USA

Shell Oil Company (SOC) (Group interest 100%) produces crude oil, natural gas and natural gas liquids principally in the Gulf of Mexico, California, Texas, Wyoming and Michigan. The majority of SOC’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are generally obtained for an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

As part of the Group’s acquisition of Enterprise Oil, SOC acquired interests in the Boomvang development, which started production in 2002, and in the Tahiti discovery. SOC also acquired additional interests in the Pinedale field in the Rocky Mountain region under two separate transactions.

16 Royal Dutch/Shell Group of Companies - Business and Property

Shell Oil holds a 52% interest in a USA-based exploration and production joint venture: Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.

Other Western Hemisphere

Brazil Shell Brasil Ltda. (Group interest 100%) has interests in fourteen deepwater exploration blocks — five operated (BS-4, BC-10, BM-C-10, BM-ES-10 and BM-C-25) and nine non-operated (BC-2, BM-FZA-1, BM-S-8, BM-C-8, BM-C-14, BM-S-17, BM-S-19, BM-SEAL-5 and BM-S-31). Group interest in these blocks ranges from 15% to 100%.

During 2002, as a part of the Group’s acquisition of Enterprise Oil, Shell Brasil acquired and retained interests in six of these deepwater exploration blocks — one operated (BM-ES-10) and five non-operated (BM-C-8, BM-C-14, BM-S-17, BM-S-19, BM-SEAL-5). Interest in these blocks ranges from 15% to 100%. Also acquired was an 80% interest in the Bijupirá and Salema oil fields, currently under development.

The Group retains an interest through Pecten Victoria Inc. in the revenue stream from the producing offshore Merluza gas field. The field is operated by Petrobras.

Canada Shell Canada (Group interest 78%) is a major producer of natural gas, natural gas liquids and sulphur. The majority of its gas production comes from Alberta and the Sable gas field offshore Nova Scotia (where Shell Canada has 34% interest in the onshore assets and 31% interest in the offshore assets). Exploration rights in Canada are generally granted for terms ranging from one to nine years. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.

Shell Canada produces heavy oil through thermal recovery in the Peace River project and is nearing completion of its new heavy oil project in the Athabasca oil sands area. Shell Canada holds 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce syncrude from oil sand leases in northern Alberta. The AOSP is comprised of the following:

The Muskeg River mine, is located 75 kilometers north of Fort McMurray, Alberta. The mine uses trucks and shovels to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sands. AOSP is expected to produce 155,000 barrels of bitumen per day, approximately 10% of Canada’s oil supply.

The Scotford upgrader is adjacent to Shell Canada’s existing Scotford refinery north of Fort Saskatchewan, Alberta. The Scotford upgrader will process the bitumen from the Muskeg River mine into a range of premium, synthetic crude oils and will be operated by Shell Canada.

Production of bitumen from the Muskeg River Mine commenced in October 2002, with commissioning of the bitumen pipeline and upgrader also progressing on schedule. First synthetic crude from the upgrader is scheduled for early 2003.

Venezuela Shell Venezuela S.A. (Group interest 100%) holds an Operating Service Agreement (expiring 2013) with a subsidiary of the state oil company, Petroleos de Venezuela, to develop and produce the Urdaneta West Unit in Lake Maracaibo.

(c)  Other oil and gas interests
Other oil and gas interests as well as recent developments in countries where Group or associated companies have exploration and production interests are summarised, by country, in the following pages. Certain aspects of the legislation, regulations or agreements affecting the activities of the significant companies are also included.

Angola Shell Development Angola B.V. (SDAN) has interest of 50% in Block 18, 10% in Block 21 and 15% in Block 34.

Argentina Shell Compania Argentina de Petroleo (CAPSA) (Group interest 100%) holds an interest with rights to operatorship and 51.25% of production in the Valle Morado Exploitation Lot and a 22.5% interest in the Acambuco concession. During 2002 CNO-4 Exploration Permit Rio Colorado (CAPSA interest 51.25%) was relinquished.

Royal Dutch/Shell Group of Companies - Business and Property 17

Azerbaijan A Group company holds a 25% interest in the non-operated Inam licence, offshore Azerbaijan.

Bangladesh A Group company holds a 50% interest in and is operator of Blocks 15 and 16, a 37.5% interest in the producing Sangu gas field (located in Block 16) and a 22% interest in Block 7. Another Group company holds 45% interest in and is operator of a joint venture owning Block 5 and Block 10 (exploration only).

Cameroon Pecten Cameroon Company (PCC) (Group interest 80%) has 40% working interest in a PCC operated property (Lokele), 24.5% interest in non-operated property (Rio del Rey) and 25% interest in exploratory opportunities with the state (SNH) and another partner.

China Group Companies (Shell China Exploration & Production Company (SCEP), formerly Shell Exploration China Limited, and Pecten Orient China) hold a 47.5% interest in the offshore South China Sea Block 15/22 (Xijiang 30-2 producing field) and 24.5% in Block 15/11 (Xijiang 24-1 & 24-3 producing fields). In addition, SCEP operates an exploration license to the north of the Xijiang fields (Block 15/12). SCEP also holds 100% of the contractors interest in the Changbei Petroleum Contract with China National Petroleum Corporation (CNPC), to assess the development potential of the Changbei gas field in the Ordos Basin of western onshore China.

SCEP, as part of a Consortium of International Companies (IOC), signed a Joint Venture Framework Agreement with PetroChina for the potential participation (IOC 45%, PetroChina 55%) in the China West to East project. This integrated project includes the development of upstream natural gas resources in the Tarim Basin, construction of a 40-inch diameter, 3,920km cross country gas pipeline from Xinjang province in the West to Shanghai in the East and development and supply of clean energy to the emerging gas markets in the Eastern Industrial provinces.

Democratic Republic of Congo In 2002 the Group sold its share in Shell Lirex and Shell Kirex which held 45% non-operator interest in the East-Mibale, Liawenda-Kinkasi and Maunda-Banana concessions.

India A Group company divested its 50% interest in the production-sharing contract for the Rajisthan Block RJ-ON-90/1.

Iran After ownership dilutions in 2002, a Group company has a 70% interest in an agreement with the National Iranian Oil Company (NIOC) to develop the Soroosh and Nowrooz field in the northern Persian Gulf. This Group company will establish operations with a view to handing over operatorship to NIOC once full production has been reached.

Kazakhstan After pre-emptive purchase in 2002 of an additional 2.38% interest, a Group company holds a 16.67% interest in the North Caspian Production Sharing Agreement in respect of some 6,000km2 offshore in the Kazakhstan sector of the Caspian Sea. During 2002 the Kashagan field was declared commercial and an oil & gas discovery was made in the Kalamkas structure, which is located 80km southwest of the Kashagan field.

Morocco A Group company owns an exploration license for 5 deepwater blocks named Rimella. The exploration contract calls for 7% royalty on oil and 3.5% royalty on gas. The exploration licence is for a period of two years with two extensions of two years subject to a minimum work commitment.

In 2002, an interest in the adjacent Cap Draa concession was acquired as part of the Enterprise Oil acquisition.

Namibia Shell Exploration and Production Namibia BV (SEPN) (Group interest 100%) withdrew as operator of the Kudu gas field offshore Namibia and no longer holds interest in this field.

Pakistan A Group company holds 28% interest in the Bhit Development and Production Lease and 33.25% interest in the Kirthar Exploration license.

Philippines Two Group companies hold interest in the deepwater block SC-38 which includes the Malampaya gas field. Shell Philippines Exploration B.V. (SPEX) holds 20% and is operator and Shell Philippines LLC holds 25%.

18 Royal Dutch/Shell Group of Companies - Business and Property

Russia Shell Sakhalin Holdings B.V. (Group interest 100%) holds 55% interest in Sakhalin Energy Investment Company Ltd. (Sakhalin Energy). Seasonal oil production continued from the Molikpaq facility on the Piltun field, offshore Sakhalin island. The planned next steps will be the full development of the Piltun oil field and Lunskoye gas field including an LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets.

During 2002 a group company acquired 49% interest in KMOC (Khanty Mansiysk Oil Corporation) as part of the Group’s acquisition of Enterprise Oil.

Salym Petroleum Development (Group interest 50%) has the licence to develop the Salym fields.

Saudi Arabia The Group holds an interest in two core venture agreements, Core Venture 3 (projects in South Rub al Khali and Shaybah areas; Group interest 40% and appointed project leadership) and Core Venture 1 (South Ghawar gas development and related projects; Group interest 25%).

Thailand A Group company holds a 75% interest in and is operator of the producing Sirikit concession and an interest in the non-producing offshore Block B6/27.

Trinidad Trinidad Shell EP (TSEP) (Group interest 100%) holds 55% interest in and is operator of deepwater Block 25a.

Royal Dutch/Shell Group of Companies - Business and Property 19

2  Gas & Power

The Gas & Power business encompasses: processing, selling and delivering natural gas by long-distance pipeline and — in liquefied form — by tanker; selling and delivering liquid by-products of natural gas processing and Gas to Liquids conversion; marketing and trading of natural gas and electricity to industrial and commercial customers; and developing and operating independent power plants.

Utilisation of plant capacity	%

	2002	2001	2000	1999	1998

Liquefied natural gas (LNG)	97	92	89	93	89

		Group	100% capacity
Processing Liquefied natural gas (LNG) plants		interest	million tonnes
Location, Group interest in plants(a) and capacity (at December 31, 2002)%			a year

Malaysia	Bintulu	15	15.9
Australia	Karratha	22	7.5
Brunei	Lumut	25	7.1
Oman	Qalhat	30	6.6
Nigeria	Bonny	26	8.8

Regasification terminal

Belgium	Zeebrugge	17	3.9

Liquefied natural gas sales volumes

	2002	2001	2000	1999	million tonnes 1998

Malaysia	2.3	2.3	2.3	2.2	2.2
Australia	1.7	1.7	1.7	1.7	1.7
Brunei	1.7	1.7	1.7	1.6	1.5
Oman	1.9	1.7	0.7	—	—
Nigeria	1.5	1.5	1.1	—	—

Total	9.1	8.9	7.5	5.5	5.4

(a)	Percentage rounded to nearest whole percentage point where appropriate.

20 Royal Dutch/Shell Group of Companies - Business and Property

Europe

Belgium A 16.7% Group interest is held in both Distrigaz, now a Belgian gas marketing and trading company, and Fluxys, into which Distrigaz’s pipeline and transportation interests were transferred in 2001.

Germany Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB), a joint venture with ExxonMobil in which a Group company holds a 50% interest, is the major producer of oil and gas in Germany, and also one of the country’s major gas transmission companies. Group companies have minority shareholdings in major gas transmission and distribution companies, including Thyssengas (25%), Avacon (1.2%, through BEB), Erdgas Munster (15% through BEB), Verbundnetz Gas (5.3 % through BEB), and in pipeline companies METG, SETG and NETG (12.5 % through Thyssengas). In 2002 the Group divested its indirect participation in HEIN GAS Hamburger Gas Werke (5.1% through BEB) and its direct participations of 16.7% in METG and 25% in SETG. In 2002, the sale of the indirect 14.75% interest in Ruhrgas was agreed subject to final clearance. In March 2003 the sale was closed.

Greece The Group holds a 24% interest in EPA Attikis, a local gas distribution company currently with some 10,000 customers (mainly residential, but also commercial and industrial). Other shareholders are Cinergy 25%, and DEPA (State Gas Company) 51%. EPA Attikis holds a 30-year exclusive distribution licence to market and distribute gas to industrial, commercial and residential customers.

Netherlands Contracts between Nederlandse Gasunie (Group interest 25%) and customers in Europe will provide for long-term sales of Dutch gas for the future. In 2002, Gasunie sold approximately 79 billion cubic metres of gas for both export and domestic consumption.

Spain Shell Espana a wholly-owned Group subsidiary launched a natural gas marketing business in 1999.

United Kingdom A wholly Group-owned gas marketing company, Shell Gas Direct, maintained its market position during 2002 selling in the industrial and commercial market. The wholly owned Shell Energy, established in 1999, continues to develop sales of gas and power in a number of European markets.

Other European Countries Wholly owned Shell Group companies in other European countries continue to seek opportunities to develop the gas and power business. For this purpose they receive advice and assistance from Shell Energy Limited, a wholly owned Group company.

Other Eastern Hemisphere

Australia A Group company directly and indirectly has a 22.3% interest in the liquefied natural gas (LNG) export phase and a 25.5% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North-West Shelf (NWS) (see page 15). Sale and purchase agreements with eight Japanese utilities call for the supply of LNG at a rate of some 7.3 million tonnes a year, equivalent to some 27 million cubic metres of gas a day. Currently, the joint venture is constructing a fourth LNG train with a 4.2 million tonnes capacity a year. This new LNG train is planned to start up in 2004 and will supply both existing and new customers. In 2002, the NWS joint venture was awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in south-east China. The contract volume is 3.3 million tonnes per annum and first deliveries are planned in 2006.

The Group has a 28.6% interest in the Gorgon area joint venture that is considering various LNG and domestic gas project options.

A wholly owned Group company is also involved in a number of licences in the Timor Sea between the Northern Territory and Timor Leste with opportunities for both domestic gas and LNG export. The Sunrise gas fields are the most mature of these licences where a proposal to develop these fields using Shell’s floating LNG technology has been made.

Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). In March 1993 the company’s main contract, to supply LNG to three power and gas utilities in Tokyo and Osaka, was extended for a further 20 years at an increased sales quantity of some 5.5 million tonnes a year. In 2002, the total sales quantity was some 6.8 million tonnes , mainly to Japan and Korea, but supplemented by small sales to the US and Europe. The LNG continues to be delivered in a fleet of 7 LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest now 25%, following sale of 25% to a partner in BLNG during 2002), as well as a larger vessel, brought into service in June 2002, owned by Brunei Gas Carriers Sendirian Berhad (Group interest 10%).

Royal Dutch/Shell Group of Companies - Business and Property 21

India The Group holds 100% interest in three companies — Shell Hazira Gas Private Ltd., Hazira Port Private Ltd. and Hazira LNG Private Ltd., all of which are located in the State of Gujarat. Under a Build-Own-Operate-Transfer (BOOT) Concession Agreement with the Gujarat Maritime Board (with an initial term of 30 years) Hazira Port Private Ltd., together with Hazira LNG Private Ltd., is constructing a port and LNG terminal at Hazira in Gujarat. The initial capacity of this terminal is 2.5 mtpa, expandable to 5 mtpa and then 10 mtpa. Currently under construction the terminal is intended to be commissioned at the end of 2004. Shell Hazira Gas Private Ltd., will use these facilities to import LNG and to market and supply regasified LNG to customers in Gujarat and North West India.

Malaysia Exports of LNG from Sarawak by Malaysia LNG Sendirian Berhad (MLNG — Group interest 15%) began in January 1983 to two Japanese customers. The contract delivery rate was increased to 7.6 million tonnes of LNG a year in 1993. Three additional liquefaction trains (Group interest 15%) came on stream at the end of 1995 (MLNG Dua), doubling capacity to some 15.9 million tonnes a year, with customers in Japan, South Korea and Taiwan. For the export volume, gas is supplied from fields operated by Group companies (see page 15). Construction of a third expansion to the Bintulu facilities, MLNG Tiga (Group interest 15%), is ongoing and scheduled for completion in the first half of 2003.

The Group shareholding in the first venture, MLNG, reverts to Petronas in 2003 under a transfer agreement contained in the original joint venture agreement. A continuing role in the gas supply to MLNG has already been extended to 2020, and work is ongoing with Petronas to assess the feasibility of a continuing role in MLNG itself.

Adjacent to the LNG facilities is a Gas to Liquids plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Group interest 71.8%). This plant converts approximately three million cubic meters a day of natural gas into some 12,500 barrels a day high-quality middle distillates and other products using Shell-developed technology. First commercial production of middle distillates and solvents from the plant occurred during 1993 using feedstock from offshore gas fields. Following an incident in late 1997, the plant re-started successfully in mid 2000. A full range of liquid and wax products is being sold into specialty markets in Asia Pacific, the USA and Europe.

Nigeria A LNG plant owned by Nigeria LNG Limited (NLNG) (Group interest 25.6%) started up in October 1999. The plant produces some 5.9 million tonnes of LNG a year from two LNG trains (Trains 1&2) for export under long-term contracts to customers in Europe. A final investment decision was taken in February 1999 by the shareholders of NLNG to expand the existing venture, through the construction of an additional 2.9 million tonnes per annum LNG train and associated LPG facilities. The third train commenced production in quarter 4 2002, three months ahead of schedule. LNG volumes from this expansion have been sold under long-term contracts to existing customers. In the first quarter of 2002, the shareholders of NLNG committed to the “NLNG Plus” project, a further two-train expansion (Trains 4&5), to supply US and European markets. NLNG Plus will increase NLNG’s production capacity to approximately 16.7 million tonnes a year of LNG and 2.5 million tonnes a year of LPG in 2006.

Oman The LNG plant owned by Oman LNG (Group interest 30%) commenced operations in April 2000. The annual capacity of the plant is some 6.6 million tonnes per annum. The majority of the LNG is sold to Korea and Japan on long term contracts with remaining volumes sold to customers on short term sales agreements.

Russia A Group Company holds a 55% interest in Sakhalin Energy Investment Company Ltd. (Sakhalin Energy). Following the successful first phase oil development in July 1999, the potential second phase includes construction, in the south of Sakhalin Island, of a two-train LNG plant with 9.6 million tonnes a year capacity for export to the Asia Pacific LNG markets.

USA

During 2002, Gas & Power in the USA conducted business in the following areas: transportation of natural gas through offshore pipelines in the Gulf of Mexico, power equity investments, holding of LNG capacity rights in US import terminals, gas storage and arbitrage activities in Texas, natural gas marketing and trading in the USA and Canada, power marketing and trading in the USA, and energy management services.

Shell US Gas & Power (Group interest 100%) manages LNG import capacity rights at the Cove Point and Elba Island terminals, the offshore pipelines in the Gulf of Mexico, an equity position in Enterprise Product Partners L.P., an equity position in Tenaska Gateway power plant in Texas, and long-term gas transportation contracts in Canada. Additionally, during 2002 Shell US Gas & Power evaluated various options to expand its LNG import capabilities.

22 Royal Dutch/Shell Group of Companies - Business and Property

Following the 2001 acquisition by InterGen of 30% interest in Coral Energy Holdings, Shell Trading continues to operate and manage all of Coral’s gas and power activities in the USA and Canada. In 2002, Kinder Morgan purchased InterGen’s Tejas gas pipeline and storage system.

Other Western Hemisphere

Bolivia In 1997, a Group company acquired a 25% interest in Transredes, an oil and gas pipeline company in Bolivia. In 1999, gas exports to Brazil commenced through a pipeline owned by GTB, a Transredes subsidiary in which the Group has both direct and indirect interests totalling 29.75%.

Brazil In 1997, Group companies acquired a minority interest in Comgas, a Brazilian natural gas distribution company in the state of São Paulo. In 1999, a joint venture was formed with BG International that successfully bid for the final and controlling block of Comgas (total Group interest now 18.2%). In 1998, an interest (25-30%) was acquired in a power station and associated gas supply pipeline at Cuiaba in western Brazil; the pipeline also crosses through eastern Bolivia. In 2000, Group companies, jointly with Enron, acquired the Transredes interests in the Cuiaba pipeline and power plant (Group interest in the various project entities now average 37%). The Cuiaba gas-fired power plant (480MW) became commercially operational in 2002. In 1998, an agreement was signed with Petrobras to develop an LNG import terminal in north eastern Brazil.

Venezuela In 2002, a Group company signed a Framing Agreement (June) and a Preliminary Development Agreement (November) covering a 30% interest in the Mariscal Sucre LNG scheme.

LNG Supply and Shipping

Two operations, Shell Western LNG (SWLNG) and Shell Eastern LNG (SELNG) have been established to secure supplies and terminal capacity for downstream markets that Shell is developing. SWLNG sources LNG in the West and supplies Shell’s outlets in the Atlantic Basin (currently Spain and the USA), while SELNG sources supplies in the East, and may eventually supply Shell’s terminal in India, and other potential outlets in the region including Taiwan and China. These operations will primarily use ships which have been acquired by Shell Tankers Singapore Limited (currently a fleet of 3, but with 2 more to be delivered by early 2004), and also transact short-term supplies and charters.

InterGen

InterGen is a major international developer of private power projects in which the Group has a 68% non-controlling equity interest. InterGen brought five new facilities in Egypt, Mexico, Turkey and Australia into operation in 2002, bringing the total generating capacity to 5.2 Gigawatt (GW) (InterGen net equity interest) at year-end. At the end of December 2002, the company had interests in seven other power stations under construction, with 6.9GW (InterGen net equity interest) capacity, in the UK, Turkey, Mexico, the Netherlands and the USA. Three projects in the UK, Mexico and the Netherlands secured financing in 2002.

Royal Dutch/Shell Group of Companies - Business and Property 23

3   Oil Products

(a)Overview
Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers.

The Group has an interest in 55 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services.

The Oil Products business operates the world’s largest single branded retail network, serving some 25 million retail customers a day through 55,000 service stations. Convenience retailing, offering a wide range of products, continues to show steady growth in revenues, gross margin and income. In addition, the Oil Products business serves around one million industrial and commercial customers; from small family-run businesses through to multinational companies. Lubricants, fuels and other speciality products are supplied to industrial sectors as diverse as mining, automotive manufacturing, food processing and steel-making. Underpinning Shell’s marketing strength is the Shell brand. The Shell brand is one of the most trusted and reputable in the world. The Shell Global Brand Tracker is run annually, measuring in a structured and objective way the health of the Shell brand across the world, and enables Shell companies to assess their competitive strength and brand appeal. The latest study confirmed Shell’s global lead in terms of Brand Preference — it was the most preferred brand in 30 of the 50 markets covered. The reach of the brand — with a Shell presence in over 145 countries and territories — provides the opportunity to combine the operational and cost benefits of global operations with a strong brand affiliation.

Group companies continue to be leaders in automotive fuel performance and quality. The range of innovative products and services offered to customers has been further expanded, drawing upon extensive research and development. The differentiated fuels programme has now been launched in 46 countries with 9 product launches in 2002. Environmentally friendlier products continued to be introduced more widely, such as low-sulphur diesel, lead replacement fuel and LPG.

Oil Products actively manages the health and safety risk of its operations and products for staff, contractors, customers and neighbours. All Oil Products business activities are covered by structured HSE management systems.

USA

Oil Product activities in the USA are carried out through various Shell Oil Company subsidiaries.

In early 2002, Shell Oil Company acquired the 44% Texaco Inc. interest in Equilon Enterprises LLC, which is now doing business as Shell Oil Products US. At the same time Shell Oil Company and Saudi Refining, Inc. acquired Texaco’s interest in Motiva Enterprises LLC, making each company a 50% owner of that business. Shell Oil Company also holds a 50% interest in the Deer Park Refining Limited Partnership, which is a joint venture between Shell Oil Company and a subsidiary of Mexico’s national oil company Petroleos Mexicanos (“Pemex”).

Together, Shell Oil Products US and Motiva hold a significant position in the US refined products industry, having an approximate 15% share of the US gasoline market. At the end of 2002 the two companies together with Deer Park Refining Limited Partnership had 9 refineries with a combined capacity of approximately 1.7 million barrels per day, interests in approximately 25,000 miles of pipelines and some 21,000 retail outlets.

Shell Oil Products US and Motiva both market petroleum and other products directly and through independent wholesalers and retailers and have the exclusive rights to use the “Shell” brand on refined oil product sales in those areas of the USA where each company is authorised to conduct its respective business. In addition, Shell Oil Products US and Motiva have the exclusive rights to use the “Texaco” brand on refined oil product sales in their respective areas through June 2004, and non-exclusive rights until June 2006. Shell Oil Products US also has the non-exclusive right to use the Texaco lubricant brands through August 2003. Shell Oil Products US and Motiva plan to reduce the number of service stations in the overall network by around 30%. Furthermore a re-branding programme is underway to re-brand Texaco branded sites to the Shell brand, which will be largely completed by mid-2004.

24 Royal Dutch/Shell Group of Companies - Business and Property

The purchase of Pennzoil-Quaker State Company was completed in October 2002 after regulatory clearance. The transaction has a total equity value of $1.8 billion and debt of $1.1 billion. This acquisition will make the Group a leader in both passenger car motor oil and diesel engine oil in the USA. This acquisition (with pre tax benefits expected to be $140 million by 2004) aligns with the Group’s strategy to become a leader in the Global lubricants market.

In 2002 Shell Oil Company sold its pipeline assets in West Texas including the Permian Basin gathering system and the Basin and Rancho pipelines to Plains All American Pipeline, L.P.

In February 2003 Shell Oil Company announced the proposed sale of the majority of the company’s onshore crude pipeline systems. The assets to be sold are the Ozark pipeline, the W. Tulsa 10-inch pipeline, the Cushing Tank Farms, Poplar pipeline and the Powder River and Baker gathering systems. In addition, Shell Pipeline’s ownership interest in the Capline, Capwood, Woodpat, Osage and Little Missouri pipeline systems will be sold.

Canada Shell Canada (Group interest 78%) owns 3 refineries in Alberta, Ontario and Quebec, with a total refinery capacity of 0.3 million barrels per day and a network of some 1,800 service stations. Under a joint agreement Shell Canada holds 60 per cent interest in the Athabasca Oil Sands Project in Northern Alberta. This includes the Muskeg River mine and the Scotford upgrader. Bitumen production started late in 2002, with synthetic crude oil production coming soon after.

The synthetic crude feedstock from the upgrader will be processed at the Scotford refinery, which was ranked as “Best-in-Class” (first out of 132 refineries in North America) in the 2000 Solomon benchmarking study.

Shell Europe Oil Products (SEOP)

SEOP has a presence in 37 countries. Group companies have 11 refineries with a total capacity of 1.6 million barrels per day. In addition, associated companies have 8 refineries with a capacity of 1.1 million barrels per day (Group interest 0.3 million barrels per day). There are a total of some 13,000 service stations, in particular growth has been realised in recent years in Central and Eastern Europe.

Differentiated fuels have now been launched in 20 countries.

A Group company entered into a refining and marketing joint venture (50:50) with RWE-DEA in Germany, the largest oil products market in Europe, in January 2002 and took ownership of 100% of the venture in July; the cash consideration of $1.3 billion will be paid in July 2003. The acquisition will lead to expected benefits of $150 million by 2003 and the Group will be looking to increase this benefits delivery in 2004.

The acquisition of 86 service stations from Agip in Italy was announced in 2002 strengthening Shell’s network in the north of the country. In two linked transactions 56 sites in Germany and 35 sites in France were sold to AGIP in order to comply with regulatory requirements relating to the purchase of RWE-DEA. In the first quarter of 2003, the Group announced its intention to seek buyers for the shares in AB Svenska Shell, a 100% owned subsidiary. It is expected that the sale will be completed during 2003. It is the intention to retain the lubricants, LPG and Marine Products businesses in Sweden.

Shell Oil Products East (SOPE)

SOPE, encompassing the Middle East and Asia Pacific, operates in 36 countries. At the end of 2002 Group companies have 6 refineries with a refinery capacity of some 1.0 million barrels per day. Furthermore, associated companies have 8 refineries with total capacity at the end of 2002 of 1.0 million barrels per day (Group interest 0.3 million barrels per day).

There are a total of some 10,000 service stations in retail markets. Differentiated fuels are now available in 7 countries.

In quarter 3, the Group initialled a draft Joint Venture Contract with China Petroleum and Chemicals Corporation (Sinopec Corp.) for the establishment of an oil products marketing joint venture in Jiangsu Province. The joint venture is for the development of a network of 500 service stations in that province. Discussions towards full agreement are progressing.

Royal Dutch/Shell Group of Companies - Business and Property 25

Africa, South and Central America

The Group has a presence in 71 countries. As at the end of 2002 Group companies have 2 refineries with a combined refinery capacity of some 0.3 million barrels per day. Associated companies have 8 refineries with a total capacity at the end of 2002 of 0.3 million barrels per day (Group interest 0.1 million barrels per day).

There are a total of some 9,000 service stations in retail markets. Differentiated fuels are now available in 18 countries.

The sale of a 25% interest in Shell’s marketing businesses in South Africa to the Thebe Investment Corporation was completed in the first quarter 2002. This sale is a positive response to the South African Government’s Black Economic Empowerment initiative.

Global Businesses The Group manages its Aviation, Marine Products, LPG and Global Solutions businesses on a global basis. This global approach has allowed the Group to better meet the needs of its global customers, share best practice and common processes and drive for lower cost structures and supply chain optimisation. The simplification of structures in the USA will allow the Group to further extend these benefits, which will yield additional business and growth opportunities. The acquisition of Pennzoil-Quaker State Company will allow the Group to build a further global platform in lubricants. This will be in transition in 2003 and will be completed in 2004.

Shell Aviation is a world leader in the marketing of aviation fuel and in the operation of airport fuelling. Every day at over 800 airports in 90 countries, Shell Aviation fuel some 20,000 aircraft and supplies over 23 million gallons (87 million litres) of fuel. In 2002 Shell Aviation was recognised by global airlines as the World’s best Jet Fuel Marketer, winning the coveted Armbrust Aviation award for the third time in five years.

Shell Marine Products is one of the world’s leading suppliers of premium quality marine fuels, lubricants and services, working with international and local marine customers worldwide. The business supplies 20 different types of marine fuel oil to power diesel engine, steam and gas turbine vessels, together with around 100 different types of marine lubricants blended to provide optimum protection in the toughest environments. The business serves more than 15,000 customer vessels ranging from large ocean-going tankers to small fishing boats.

Shell Gas LPG markets LPG to around 40 million customers in over 55 countries and territories, supplying LPG for domestic purposes (heating, cooking etc), commercial (restaurants), agriculture and industry; in developed countries LPG is becoming increasingly popular as an automotive fuel. Typically LPG is distributed by cylinders, small tanks and large bulk tanks. During 2002 Shell Gas LPG completed the acquisition of Sihirgaz in Turkey, acquired the LPG business and assets of the Bharat Shell joint venture, as well as finalising the acquisition of Unipetrol’s 55% share in Kralupol in the Czech Republic, giving the Group 100% ownership of the company.

Shell Global Solutions brings the Group’s technology and technical experience to market by providing industry and other Group companies with innovative solutions to improve their performance. Shell Global Solutions has an extensive network of offices around the world, with primary commercial centres now operating in the USA, Europe and Asia Pacific. The business has shown a steady growth in revenues over the last 3—4 years.

A Memorandum of Understanding was signed in November 2002 between Shell Global Solutions International and China Petroleum and Chemical Corporation (Sinopec). It provides for Shell Global Solutions to provide a programme to improve the profitability of the Jinling refinery in Nanjing based on transferring industry ‘best practices’ to the refinery.

Shell Services offers industrial customers a range of services, including fluid management, asset management and maintenance, logistical support and power optimisation.

26 Royal Dutch/Shell Group of Companies - Business and Property

REFININGa

Cost of crude oil processed or consumed	$ per barrel
(including upstream margin on crude supplied by Group and associated exploration and production companies)

2002	2001	2000	1999	1998

24.35	23.56	27.50	17.58	12.58

Operable crude oil distillation capacity[b]			thousand barrels daily[c]
	2002	2001	2000	1999	1998

Europe	1,809	1,400	1,395	1,546	1,591
Other Eastern Hemisphere	1,108	1,155	1,099	1,073	1,072
USA	1,075	689	222	222	324
Other Western Hemisphere	395	398	372	371	364

	4,387	3,642	3,088	3,212	3,351

Crude oil processed[d]			thousand barrels daily[c]
	2002	2001	2000	1999	1998

Europe	1,701	1,309	1,337	1,531	1,602
Other Eastern Hemisphere	870	933	899	918	968
USA	996	624	196	188	282
Other Western Hemisphere	314	361	355	352	355

	3,881	3,227	2,787	2,989	3,207

Group share of associated companies	473	480	1,117	1,139	1,072

Crude oil distillation unit intake as percentage of operable capacity[e]					%
	2002	2001	2000	1999	1998

Europe	94	95	97	99	101
Other Eastern Hemisphere	84	90	85	90	93
USA	91	91	88	86	87
Other Western Hemisphere	86	91	98	97	97

Worldwide	90	92	92	95	97

Refinery processing intake[f]			thousand barrels daily[c]
	2002	2001	2000	1999	1998

Crude oil	3,881	3,227	2,787	2,989	3,207
Feedstocks	203	173	136	148	164

	4,084	3,400	2,923	3,137	3,371

Europe	1,761	1,358	1,394	1,602	1,670
Other Eastern Hemisphere	941	1,018	971	983	1,034
USA	1,064	663	198	192	308
Other Western Hemisphere	318	361	360	360	359

	4,084	3,400	2,923	3,137	3,371

million tonnes a year
Metric equivalent	201	166	147	157	169

Refinery processing outturn[g]			thousand barrels daily[c]
	2002	2001	2000	1999	1998

Gasolines	1,537	1,242	957	1,021	1,088
Kerosines	400	369	320	368	387
Gas/Diesel oils	1,287	1,068	974	1,035	1,079
Fuel oil	355	339	316	361	434
Other products	546	417	350	283	324

	4,125	3,435	2,917	3,068	3,312

Group share of Equilon and Motiva volumes
(not included above)		thousand barrels daily[b]
	2000	1999	1998

Refinery processing intake	656	797	656

a	For the period 1998–2000 Equilon and Motiva were reported as associated companies. The Group share of refinery processing intake of Equilon and Motiva was reported separately. The basis of reporting in 2002 has been changed to reflect only those activities relating the Oil Products business; previously the volumes of the Mobile refinery in Alabama, a refinery owned by Chemicals, was included within the USA volumes. The 2001 figures have been restated on a similar basis. Furthermore, the 2002 USA reported volumes include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva; the 2001 figures have been restated in accordance with the ownership interests prevailing at the time.

b	Group average operating capacity for the year and excluding mothballed capacity.

c	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil. Daily signifies per calendar day.

d	Including natural gas liquids; includes processing for others and excludes processing by others.

e	Including crude oil and feedstocks processed in crude oil distillation units, and based on calendar-day capacities.

f	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

g	Excluding “own use” and products acquired for blending purposes.

Royal Dutch/Shell Group of Companies – Business and Property     27

OIL SALESa, b, c

Product volumes[d]			thousand barrels daily
	2002	2001	2000	1999	1998

Europe
Gasolines	647	531	510	506	490
Kerosines	190	164	178	192	187
Gas/Diesel oils	950	776	718	747	764
Fuel oil	177	174	192	186	208
Other products	209	207	212	199	193

	2,173	1,852	1,810	1,830	1,842

Other Eastern Hemisphere
Gasolines	332	328	334	344	347
Kerosines	142	132	124	131	147
Gas/Diesel oils	476	460	452	437	432
Fuel oil	188	200	203	220	221
Other products	149	138	138	130	124

	1,287	1,258	1,251	1,262	1,271

USA
Gasolines	1,239	737	189	185	283
Kerosines	221	138	31	31	54
Gas/Diesel oils	401	266	82	74	59
Fuel oil	105	65	17	25	38
Other products	173	111	114	71	269

	2,139	1,317	433	386	703

Other Western Hemisphere
Gasolines	317	315	306	321	310
Kerosines	74	80	81	85	93
Gas/Diesel oils	246	252	275	277	279
Fuel oil	92	100	107	104	118
Other products	49	54	128	123	148

	778	801	897	910	948

Export sales
Gasolines	251	202	455	279	257
Kerosines	155	154	128	128	113
Gas/Diesel oils	222	194	204	222	253
Fuel oil	196	168	204	175	163
Other products	198	197	192	174	166

	1,022	915	1,183	978	952

Total product sales
Gasolines	2,786	2,113	1,794	1,635	1,687
Kerosines	782	668	542	567	594
Gas/Diesel oils	2,295	1,948	1,731	1,757	1,787
Fuel oil	758	707	723	710	748
Other products	778	707	784	697	900

	7,399	6,143	5,574	5,366	5,716

Group share of Equilon and Motiva volumes
(not included above)		thousand barrels daily
	2000	1999	1998

Total oil products sales	1,508	1,429	1,070

Sales by product as percentage of total product sales					%
	2002	2001	2000	1999	1998

Gasolines	37.7	34.4	32.2	30.5	29.5
Kerosines	10.6	10.9	9.7	10.6	10.4
Gas/Diesel oils	31.0	31.7	31.0	32.7	31.3
Fuel oil	10.2	11.5	13.0	13.2	13.1
Other products	10.5	11.5	14.1	13.0	15.7

	100.0	100.0	100.0	100.0	100.0

Net product proceeds				$ million
by product	2002	2001	2000	1999	1998

Gasolines	38,861	30,455	27,046	18,594	18,603
Kerosines	9,170	8,710	7,877	5,300	4,748
Gas/Diesel oils	28,077	25,735	25,211	16,985	16,018
Fuel oil	6,591	5,900	6,752	4,309	3,546
Other products	11,420	9,845	10,470	8,243	7,631

Total oil products	94,119	80,645	77,356	53,431	50,546

by geographical area
Europe	30,228	25,077	26,189	18,648	16,944
Other Eastern Hemisphere	16,801	17,371	18,278	13,254	12,000
USA	26,200	17,199	5,068	3,202	3,916
Other Western Hemisphere	10,836	12,118	14,226	11,300	12,240
Export sales	10,054	8,880	13,595	7,027	5,446

Total oil products	94,119	80,645	77,356	53,431	50,546

Average net product proceeds				$ per barrel
by product	2002	2001	2000	1999	1998

Gasolines	38.22	39.50	41.20	31.16	30.22
Kerosines	32.12	35.70	39.69	25.61	21.91
Gas/Diesel oils	33.52	36.19	39.79	26.49	24.55
Fuel oil	23.82	22.85	25.52	16.62	12.98
Other products	40.21	38.14	36.51	32.38	23.23

Total oil products	34.85	35.96	37.92	27.28	24.23

by geographical area
Europe	38.11	37.09	39.52	27.92	25.20
Other Eastern Hemisphere	35.77	37.83	39.93	28.78	25.87
USA	33.55	35.78	31.98	22.70	15.27
Other Western Hemisphere	38.18	41.47	43.34	34.00	35.37
Export sales	26.95	26.59	31.40	19.69	15.67

Total oil products	34.85	35.96	37.92	27.28	24.23

a	For the period 1998–2000 the Group share of Equilon and Motiva volumes was reported separately.

b	The basis of reporting in 2002 has been changed to reflect only those activities which relate to the Oil Products business — previously some volumes handled by other businesses were included; the 2001 figures have been restated on a similar basis. The 2002 reported volumes include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva sales to third parties; the 2001 figures have been restated in accordance with the ownership interests prevailing at that time.

c	Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

d	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

28     Royal Dutch/Shell Group of Companies – Business and Property

(b)   Trading

In 2002, Shell Trading (US) Company (STUSCO) assumed the trading activities that had previously been conducted on behalf of Equilon Enterprises LLC and Motiva Enterprises LLC by Equiva Trading Company and its subsidiary Equiva Trading International.

(c)   Shipping

During 2002, two new LNG carriers, each with a capacity of 134,500 cubic metres, were acquired to meet the growing demand for LNG shipping. One 32,477 deadweight tonne oil tanker was sold to a third party for further trading. The end 2002 tanker fleet numbers include the STUSCO US flag coastal products vessels.

Oil tankers[a] (at December 31)				number of ships				million deadweight tonnes
Owned/demise-hired	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

VLCCs (very large crude carriers over 160,000 dwt)	7	7	8	9	9	2.1	2.1	2.3	2.6	2.6
Large range (45,000 to 160,000 dwt)	16	16	16	17	18	1.3	1.3	1.3	1.4	1.4
Medium range (25,000 to 45,000 dwt)	5	6	5	7	8	0.2	0.2	0.1	0.2	0.3
General purpose (10,000 to 25,000 dwt)/Specialist	2	2	1	1	2	0.1	0.1	0.1	0.1	0.1

	30	31	30	34	37	3.7	3.7	3.8	4.3	4.4

Time-chartered
VLCCs (very large crude carriers over 160,000 dwt)	1	—	—	—	—	0.3	—	—	—	—
Large range (45,000 to 160,000 dwt)	18	17	9	9	15	1.5	1.5	0.7	0.8	1.3
Medium range (25,000 to 45,000 dwt)	15	7	8	7	8	0.6	0.3	0.3	0.3	0.3
General purpose (10,000 to 25,000 dwt)/Specialist	6	7	1	1	1	0.1	0.1	0.1	0.1	0.1

	40	31	18	17	24	2.5	1.9	1.1	1.2	1.7

Total oil tankers	70	62	48	51	61	6.2	5.6	4.9	5.5	6.1

Owned/demise-hired under construction or on order	—	—	—	—	1	—	—	—	—	0.1

Gas Carriers[a] (at December 31)				number of ships				thousand cubic metres
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Owned/demise-hired (LNG)	4	2	—	—	—	522	253	—	—	—
Time-chartered (LNG)	—	—	2	2	2	—	—	253	253	253
Owned/demise-hired (LPG)	1	1	1	1	2	59	59	59	59	118
Time-chartered (LPG)	3	2	2	2	4	145	113	155	157	317

Total gas carriers	8	5	5	5	8	726	425	467	469	688

Owned/demise-hired under construction or on order (LNG)	2	4	—	—	—	277	556	—	—	—

a	Excluding ships of less than 10,000 deadweight tonnes.

Royal Dutch/Shell Group of Companies – Business and Property     29

4   Chemicals

Group companies currently produce a large number of base chemicals and petrochemicals. They are major suppliers of base chemicals, styrene monomer, propylene oxide, solvents, detergent intermediates and ethylene oxide and its derivatives. In addition, they are major manufacturers of catalysts and additives.

The long-term Chemicals portfolio consists of eight product business areas and four stand-alone companies or ventures — Basell, CRI International, Infineum, and Saudi Petrochemical Company.

Basell, a 50:50 joint venture between Group companies and BASF, is a global polyolefins company with customers in more than 120 countries and manufacturing facilities in 18 countries. CRI International Group is a major player in the refinery, petrochemical and environmental catalyst markets. It is a wholly owned Group subsidiary and is participating in three 50:50 joint ventures. Infineum, a 50:50 joint venture between Group companies and ExxonMobil with manufacturing locations in 12 countries, formulates, manufactures and markets high-quality fuel, lubricant and specialty additives and components.

In November 2002, the final investment decision was taken to proceed with the construction of the $4.3 billion Nanhai petrochemicals complex in southern China.

At December 31, 2002, Group companies had major interests in chemical manufacturing plants, as described below and on the following pages.

Sales				$ million
Net proceeds by main product category[a]	2002	2001	2000	1999	1998

Base and Intermediates	5,689	5,376	5,822	4,285	4,124
Performance products	3,634	3,032	6,000	5,962	5,479
Differentiated products	922	670	1,649	1,617	2,127
Other	1,245	1,538	1,734	1,022	542

	11,490	10,616	15,205	12,886	12,272

Net proceeds by geographical area[a]				$ million
	2002	2001	2000	1999	1998

Europe	4,086	3,721	5,657	5,365	5,381
Other Eastern Hemisphere	2,192	1,659	1,921	1,621	1,324
USA	4,710	4,950	7,095	5,327	4,991
Other Western Hemisphere	502	286	532	573	576

	11,490	10,616	15,205	12,886	12,272

Sales volumes by main product category[b]				thousand tonnes
	2002	2001	2000	1999	1998

Base and Intermediates	13,658	13,143	11,606	11,358	10,910
Performance products	5,444	4,442	7,562	8,282	6,880
Differentiated products	2,290	1,293	1,120	1,266	2,194

Ethylene capacity[c] Group and associated companies
	2002	2001	2000	1999	1998

Nominal capacity (thousand tonnes/year)	6,231	5,808	5,438	5,307	5,259
Utilisation (%)	92	86	94	94	88

a	Excluding proceeds from chemical trading activity.

b	Excluding volumes from chemical trading activity.

c	Data includes the ethylene complex at Mossmorran, UK, in which a Group company has 50% offtake rights but no equity interest.

30     Royal Dutch/Shell Group of Companies – Business and Property

Europe

Belgium CRI Catalyst Co Belgium N.V. manufactures catalysts at plants in Ghent. Bayer-Shell Isocyanates N.V., a 50:50 joint venture, produces toluene diisocyanate (TDI) and diphenyl methane diisocyanate (MDI) in Antwerp. All of the TDI production is allocated to the Group. During December 2002, Belgian Shell disposed of its 50% stake in North Sea Petrochemicals.

France At Berre L’Etang, Shell Pétrochimie Méditerranée (Group interest 100%) manufactures aromatics, butadiene, solvents, di-isobutylene (DIB) and some fine Chemicals (cyclo-octadiene/cyclo-dodecatriene). It operates polypropylene and polyethylene plants on behalf of Basell and a cracker on behalf of a 50:50 Shell Pétrochime Méditerranée-Basell joint venture. It also operates additives plants on behalf of Infineum and several polymer units on behalf of third party companies. Basell also manufactures low-density polyethylene at Fos. The Basell polyethylene plant started at the beginning of 2001.

Germany At Godorf, Shell DEA Oil GmbH, (SDO) (Group interest 100% since July 2002) manufactures benzene and toluene. Ex DEA plants also operated by SDO are: Wesseling (benzene and ethylene); Heide (benzene and ethylene); Karlsruhe, SDO 32.25% (propylene and MTBE); Schwedt, SDO 37.5% (propylene, benzene, toluene and xylene).

Netherlands Shell Nederland Chemie B.V. (SNC) (Group interest 100%) manufactures solvents, MTBE, brake fluids, glycolethers and urethanes (polyols) at Pernis, and lower olefins, benzene, ethyl benzene, ethylene oxide, styrene and propylene oxide at Moerdijk. At Pernis, SNC operates a polypropylene plant owned by Basell. At Moerdijk, SNC operates a styrene monomer and propylene oxide (SM/PO) plant, which is owned by Ellba CV, a 50:50 joint venture between the Group and BASF.

In late 2001, Shell Nederland Chemie brought a 100,000 tonne per year propylene oxide glycol ether plant on stream at Pernis, the Netherlands. The plant makes propylene glycol monomethyl ether, dipropylene glycol monomethyl ether, and propylene glycol monoethyl ether, some of which is esterified to form acetates. It adjoins a multipurpose plant in Pernis, which is producing 65,000 tonnes per year of ethylene oxide glycol ethers and brake fluids. The unit is connected by pipeline to cost-competitive propylene oxide supplies from Ellba’s existing styrene monomer and propylene oxide operations in Moerdijk. Demand for propylene oxide glycol ethers as high-performance solvents is increasing worldwide in order to meet environmental quality legislation.

In November 2002, a new 500,000 tonnes per year benzene extraction unit came on stream one month ahead of schedule in Moerdijk. The unit will take benzene-rich streams from SNC’s Moerdijk cracker and other Group European locations and the output will be used for styrene monomer/propylene oxide production on the same site.

Using the Group’s SMPO process, Ellba produces simultaneously styrene monomer, of which the vast majority is used in polystyrene production, and propylene oxide, a chemical building block in a series of products, from industrial foams to surfactants, solvents, additives and lubricants.

As part of the ongoing drive to streamline chemicals operations a new supply and marketing company, Shell Chemicals Europe B.V., was established in the Netherlands. It started operations during November 2002. The new company is responsible for all chemicals sales contracts, supply chain management, and procurement of feedstocks and process chemicals across Western Europe. The primary contacts for customers and suppliers have remained unchanged.

The new structure is designed to improve speed and efficiency and overall ease of doing business for customers and suppliers, both today and in the future with new e-business systems. It is an important milestone in Chemicals’ drive to simplify and streamline business processes and in making it easy to do business with Shell chemicals companies. The move builds on the steps already taken by Shell chemicals companies to operate on a regional and global basis and also ensures that they are well positioned to respond to European harmonisation.

United Kingdom Shell U.K. Limited on behalf of Shell Chemicals UK Limited (both Group interest 100%) operates plants at Stanlow, where base chemicals, detergents and intermediates, and industrial chemicals are produced. Basell produces polypropylene and low-density polyethylene at Carrington. Derivatives from ethylene oxide and propylene oxide are also manufactured at Carrington on behalf of Shell Chemicals UK. On the former ICI site at Wilton, Shell Chemicals UK has rights to an ethylene oxide supply and owns an ethoxylation unit. At Fife in Scotland, ExxonMobil operates an ethylene plant in which Shell Chemicals UK has an investment in a processing rights agreement entitling it to 50% of the output.

Royal Dutch/Shell Group of Companies – Business and Property     31

Other Eastern Hemisphere

Australia Basell produces polypropylene at plants in Clyde and Geelong, and operates a propylene splitting unit at Clyde.

China On December 28, 2000, Chinese authorities granted a business licence to the newly formed joint venture CNOOC and Shell Petrochemicals Company Limited. This is a 50:50 joint venture between Shell Nanhai BV (Group interest 100%) and CNOOC Petrochemicals Investment Limited. A final investment decision was made by the venture partners in November 2002 to proceed with the joint venture plans to construct a petrochemicals complex in the Huizhou municipality of the Guangdong province. Its major products would include ethylene and propylene; styrene monomer/propylene oxide; mono-ethylene glycol; polypropylene; high-density polyethylene; low-density polyethylene; and butadiene. Construction is in process with the plant scheduled to be completed in late 2005.

Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture with Saudi Basic Industries Corporation, owns a one million tonne a year ethylene cracker and downstream plants capable of producing 3.6 million tonnes a year of crude industrial ethanol, ethylene dichloride, caustic soda, styrene and methyl tertiary butyl ether. The marketing arms of both partners handle local and international marketing of SADAF products. The Group’s marketing effort is co-ordinated by Shell Trading (M.E.) Private Limited (Group interest 100%) located in Dubai, United Arab Emirates.

Singapore Group companies own equity interests of 50% and 30% in two Sumitomo-managed joint ventures, namely Petrochemical Corporation of Singapore Private Limited (PCS) and The Polyolefin Company (Singapore) Pte Limited (TPC) respectively. PCS owns and operates two ethylene crackers with a total capacity of one million tonnes a year of ethylene and 500,000 tonnes a year of propylene. In 2000, a condensate splitter unit, owned 50:50 by PCS and the Group, but located in and operated by the Group’s refinery on Pulau Bukom, was started up. This splitter supplies half of PCS’s feedstock requirements. Group companies also own 70% of Ethylene Glycols (Singapore) Pte Ltd and 100% of Seraya Chemicals Singapore (Pte) Ltd, which own and operate an ethylene oxide/glycols plant and a styrene monomer/propylene oxide (SMPO) plant respectively. A new world-scale SMPO plant started operations in mid 2002 on a 50:50 basis with BASF, on the Seraya site. Mitsubishi Chemical Corporation has acquired capacity rights for up to 380,000 tonnes of styrene monomer with regard to the existing and new SMPO plants.

USA

Shell Chemical LP (Group interest 99.1%) has manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Manufactured chemical products include lower olefins, aromatics/phenol, solvents, ethylene oxide/glycol, higher olefins and their derivatives, propanediol (PDO), styrene monomer-propylene, additives and catalysts. These chemical products are used in many consumer and industrial products and processes and are sold primarily to industrial markets in the United States.

In 2002 Shell Chemical LP completed a major expansion project at its Geismar, Louisiana facility, securing its position as an integrated global producer of higher olefins, alcohols and ethoxylates. This expansion significantly increased current production capability for higher olefins and detergent alcohols. The new linear alpha olefin unit that uses the SHOP process (Shell Higher Olefins Process) has a capacity to produce 320,000 tonnes per year, bringing the Group’s total higher olefins capacity to 1,250,000 tonnes per year. Linear alpha olefins are used to make products such as linear low-density polyethylene, high-performance synthetic lubricants, biodegradable detergents, and environmentally compliant oilfield drilling fluids.

In addition, a debottlenecking project has expanded Geismar’s capacity to produce NEODOL detergent alcohols and LINEVOL plasticiser alcohols by about 150,000 tonnes per year. NEODOL alcohols are used primarily to produce biodegradable surfactants for use in household detergents.

Sabina Petrochemicals, a joint venture (Group interest 62%) between Shell Chemicals, BASF Corporation and ATOFINA Petrochemicals, Inc., a division of Totalfinaelf SA, continues with the construction of a world-scale integrated butadiene complex (including a world-scale butadiene extraction unit, indirect alkylation unit, pipelines, and other offsite facilities) in Port Arthur, Texas. Planned for start up in early 2004, the butadiene extraction facility will have a production capacity of 400,000 tonnes a year and will meet the growing needs of customers in the area’s butadiene triangle, including many tire manufacturers. With this expansion, the Group is bringing production close to the largest concentration of butadiene consumers in the world.

32     Royal Dutch/Shell Group of Companies – Business and Property

A cracker in Deer Park is also being expanded through a major debottleneck project. The additional capacity of approximately 540,000 tonnes of ethylene a year is planned to come on stream in late 2003. When completed, the world-scale Deer Park facility is expected to produce about 1.3 million tonnes of ethylene a year. A major part of the Deer Park output will feed the above-mentioned higher olefins and detergent development project at Geismar and the butadiene joint venture at Port Arthur. Chemicals is planning to connect these developments by pipelines with Deer Park.

In addition, Basell operates polyolefin plants in Bayport, Texas; Jackson, Tennessee; and Lake Charles, Louisiana. Infineum has manufacturing facilities in Argo, Illinois; Baytown, Texas; Bayway, New Jersey; and Belpre, Ohio. CRI’s catalyst manufacturing locations are at Martinez, Pittsburgh and Azusa, in California; Lafayette, Louisiana; Michigan City, Indiana; and Willow Island, West Virginia.

Other Western Hemisphere

Puerto Rico Shell Chemical Yabucoa Inc owns and operates a 77,000-barrels a day refinery producing feedstock for Shell’s Deer Park, TX and Norco, LA chemical plants. The facility also produces gasoline, diesel, jet fuel and residual fuels, which are primarily being used in Puerto Rico. This refinery was acquired in 2001 from Puerto Rico Sun Oil Company, LLC.

Canada Shell Chemicals Canada Limited (Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol, and markets a broad range of petrochemicals. Manufacturing locations are at Scotford, Alberta, and Sarnia, Ontario. Basell owns and operates a polypropylene unit both at Varennes, Quebec, and at Sarnia. Basell also operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd.

In 2002, a joint venture contract was signed with SGF Chimie, a subsidiary of the Société Générale de Financement du Québec, to form a 50:50 joint venture that plans to build and operate the first world-scale polytrimethylene terephthalate (PTT) plant near Montreal. The 95,000 tonnes per year plant is expected to start production at the end of 2003. The Group markets PTT under the trademark CORTERRA™ Polymers, with their main use in carpet and textile fibres.

5   Renewables

Group companies also seek opportunities in other businesses aimed at enhancing longer-term prospects for growth and profitability. Shell Renewables is developing the Group’s options in renewable energy, focusing on two principle areas — solar and wind energy. The business manufactures and markets solar energy systems, and develops and operates wind parks.

Shell Solar moved into the top five global players with the acquisition of Siemens Solar in April 2002. The company manufactures solar photovoltaic products in Europe, the US and Asia. Sales operations based in over 90 countries around the world provide customers with solar solutions to their energy requirements working through a network of distributors, dealers and Shell owned outlets. The main customer segments for the Shell Solar business are grid connected, industrial, rural and consumer markets. Shell WindEnergy is focusing on developing and operating wind farms and selling green electricity, building on its strengths in project management, financing and engineering design. Business development activity is concentrated in Europe and North America. In 2002 the company brought on stream two wind parks in California — Cabazon and White Water Hill — bringing the overall portfolio to 240MW.

Royal Dutch/Shell Group of Companies – Business and Property     33

6   Other Activities

For information on Shell Consumer and Shell Hydrogen see pages 53 and 54.

7   Research

Group research and development (R&D) programmes are carried out through a worldwide network of laboratories, with major efforts concentrated in the Netherlands, UK and USA; other laboratories are located in Belgium, Canada, France, Germany, Japan and Singapore. Group companies’ R&D expenses (including depreciation) for the years 1998 to 2002 are set out below:

Research and development expenditure				$ million
	2002	2001	2000	1999	1998

Total (including depreciation)	472	387	389	505	799

Exploration and Production

Shell’s R&D division is responsible for the research, development and application of integrated technology solutions for Group operating assets around the world. The division’s primary business objectives are: select, develop and implement technologies that enable the Group operating assets to successfully discover and produce greater levels of hydrocarbons; achieve continual improvement of cost efficiency, increase operational safety and reduce environmental impact.

In-house capabilities are used in the research, development and application of proprietary E&P technologies in conjunction with service industry or academic capabilities where applicable.

Primary technology focus areas of the division are: enhanced sub-surface imaging, complex reservoir performance modelling, enhanced well construction, and smaller, more efficient production facilities both onshore and offshore including subsea.

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

Oil Products

R&D programmes continue to emphasise the improvement of key products and their applications and the further advancement of process technologies including related technical services that provide Group companies with a competitive advantage. For the fuels business, top tier differentiated fuels have been launched in more than 40 countries. Further effort was focused on the cost effective formulation of new products and cost reduction in current formulations. Product stewardship considerations, particularly those related to health and the environment, continue to be given high priority in all areas.

Key drivers in process research have been the need to achieve best-in-class performance in terms of reliability and availability, supply chain optimisation, cost reduction and further reduction in energy consumption and CO2 emissions. Catalyst development has contributed to increased margin generation. Environmentally focused programmes provide solutions ranging from soil remediation techniques to explosion hazard assessments.

A strategic programme aimed at developing break-through options in sustainable energy and sustainable mobility is pursued, covering new routes from biomass to bio-fuels and a new approach to CO2 sequestration by mineralisation. The further development of the catalytic partial oxidation technology continues to be followed up commercially with the shorter-term focus on stationary applications.

34     Royal Dutch/Shell Group of Companies – Business and Property

Chemicals

R&D and other technical services continue to improve key products and technologies that provide Shell Chemicals with sustainable leadership positions in selected products. Improvements in manufacturing processes — achieved by means of increased feedstock flexibility, product yield, energy efficiency or plant throughput — are leading to lower production costs at existing facilities. Process intensification and manufacturing integration is resulting in lower unit investment costs. Market positions are being enhanced through the introduction of new product concepts, close technical links with important industrial customers, and the full integration of R&D into the business.

F   PERSONNEL

Employees by segment (average numbers)[a]				thousands
	2002	2001	2000	1999	1998

Exploration and Production	17	14	13	14	16
Gas & Power	2	2	2	1	1
Oil Products	75	58	58	57	58
Chemicals	9	9	14	18	20
Corporate and Other	8	7	8	9	7

	111	90	95	99	102

Employees by geographical area (average numbers)[a]				thousands
	2002	2001	2000	1999	1998

Europe Netherlands	11	10	10	9	9
UK	9	10	10	11	12
Others	26	18	21	22	20

	46	38	41	42	41
Other Eastern Hemisphere	27	24	24	25	27
USA	23	12	14	15	17
Other Western Hemisphere	15	16	16	17	17

	111	90	95	99	102

Employees by segment (at December 31)[a]				thousands
	2002	2001	2000	1999	1998

Exploration and Production	17	15	13	13	15
Gas & Power	2	2	2	1	1
Oil Products	80	58	58	56	58
Chemicals	9	9	10	17	20
Corporate and Other	8	7	7	9	8

	116	91	90	96	102

Employee emoluments				$ million
	2002	2001	2000	1999	1998

Remuneration	6,096	4,651	4,560	4,980	5,260
Social law taxes	518	395	390	467	476
Pensions and similar obligations	(201)	(580)	(577)	(10)	245

	6,413	4,466	4,373	5,437	5,981

a	Excludes employees of associated companies such as those in Brunei, Germany, Oman and USA. Includes 50% of the employees of Shell Expro in the UK and of NAM in the Netherlands and 30% of Shell Petroleum Development Nigeria.

Royal Dutch/Shell Group of Companies – Business and Property     35

Selected Financial Data

Royal Dutch				per €0.56 ordinary share[a]
	2002		2001	2000	1999	1998[b]

Net assets — €	17.49		19.54	18.50	15.91	13.47
Total assets — €	18.50		20.52	19.42	16.77	14.31
Profit after taxation — €[c]	2.87		3.44	3.86	2.27	0.12
Dividends declared — €	1.72	[d]	1.66	1.59	1.51	1.45
Dividends — equivalent payment in dollars	[e]		1.50	1.40	1.47	1.60

a	Following the redenomination from guilders into euros in May 2002, the authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares, par value €0.56 each, and 1,500 priority shares, par value €448 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000, 1999 and 1998 were 2,144,296,352 ordinary shares and 1,500 priority shares, at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares, and at the end of 2002 were 2,099,285,000 ordinary shares and 1,500 priority shares. The issued and paid-up share capital at the end of 2000, 1999 and 1998 was €1,216,979,748[b], at the end of 2001 was €1,206,969,043[b] and at the end of 2002 was €1,176,271,600.

b	The euro figures are translated from the guilder amounts at the fixed conversion rate of 2.20371.

c	The calculation of per share data includes shares held to back share options (refer to Note 22 of the Group Financial Statements on pages G25 to G27). There is no difference between basic and diluted earnings per share. Calculations are based on a weighted average of 2,092,718,616 shares in issue during the year 2002 (2001: 2,119,873,567; 2000, 1999 and 1998 on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

d	Figure includes proposed final dividend of €1.00 per €0.56 ordinary share, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

e	The 2002 final dividend in dollars will be determined by the dollar/euro exchange rate ruling on April 28, 2003.

Shell Transport			per 25p Ordinary share[a]
	2002		2001	2000	1999	1998
Net assets — pence	166.3		173.5	166.0	142.4	135.0
Total assets — pence	175.7		182.6	175.0	151.1	144.0
Adjusted Earnings (pro forma) — pence[b]	25.9		30.7	33.8	21.4	0.5
Dividends declared — pence	15.25	[c]	14.8	14.6	14.0	13.5

a	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and £10,000,000 Second Preference shares of £1 each.

The number of issued and paid up Ordinary shares, First Preference shares and Second Preference shares of Shell Transport at the end of 1998—2002 inclusive was:

		Number of issued shares
	2002	2001	1998-2000

Ordinary share	9,667,500,000	9,748,625,000	9,943,509,726
First Preference	2,000,000	2,000,000	2,000,000
Second Preference	10,000,000	10,000,000	10,000,000

The amount of issued and paid up share capital of Shell Transport at the end of 1998—2002 inclusive was:

	Issued and paid up capital
2002	2001	1998-2000

2,428,875,000	2,449,156,280	2,497,877,432

b	Adjusted earnings includes Shell Transport’s share of earnings retained by companies of the Royal Dutch/Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport’s basic earnings per share is provided on page S2. The calculation of per share data includes shares held to back share options (refer to Note 22 of the Group Financial Statements on pages G25 to G27). There is no difference between basic and diluted earnings per share. Calculations are based on a weighted average of 9,708,889,499 shares in issue during the year 2002 (2001: 9,832,071,191, 2000 and 1999: on 9,943,509,726 shares in issue).

c	Includes proposed final dividend of 9.30p per 25p Ordinary share, which is subject to approval at the Annual General Meeting of Shell Transport on April 23, 2003.

Shell Transport		per New York Share[a]
	2002	2001	2000	1999	1998

Dividends and tax credits — equivalent payment in dollars	[b]	1.29	1.24	1.31	1.33

a	One New York Share or American Depositary Receipt (ADR) = six 25p Ordinary shares.

b	Not available at time of printing.

Under the provisions of the UK/USA Double Taxation Conventions, US resident holders of American Depositary Receipts (New York Shares) receive a tax credit (currently 10/90 of the net dividend) concurrently with their dividend — less a deduction for UK withholding tax at 15% or the value of the tax credit, whichever is the lower. The tax credit was 1/4 of the net dividend for dividends paid in years prior to 1999. US portfolio shareholders are subject to tax on the gross dividend (net dividend plus tax credit) with credit for the UK withholding tax. The dividends paid in 1998 (1997 final and 1998 interim) were foreign income dividends and, as such, carried no tax credit and were not subject to withholding tax.

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under Royal Dutch Petroleum Company — Articles of Association (page 60) and The Shell Transport and Trading Company, Public Limited Company — Memorandum and Articles of Association (page 69).

36     Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch Petroleum Company

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/Shell Group of Companies for the years 2002, 2001 and 2000 respectively amounts to €5,989 million, €7,265 million and €8,272 million. The dividends distributed from Group companies to Royal Dutch for the years 2002, 2001 and 2000 were respectively €3,317 million (including dividends yet to be distributed), €6,148 million and €5,694 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2002 amounted to €6,004 million compared with €7,282 million for 2001 and €8,285 million for 2000.

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1= €0.9556 at December 31, 2002). The amount thus obtained, which appears in the Balance Sheet on page R2, should be regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in the dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, between $1= €1.1302 at December 31, 2001 and $1= €0.9556 at December 31, 2002, led to a negative translation effect of €6,218 million, compared with a positive translation effect of €1,958 million in 2001. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 4 on pages R3 and R4. The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/Shell Group” and “Investment reserves”.

The final dividend for 2002 proposed by the Supervisory Board and the Board of Management is €1.00 on each of the ordinary shares of €0.56 outstanding at December 31, 2002 (excluding the shares acquired and held by the Company in its own capital). Subject to adoption of this proposal by the General Meeting of Shareholders to be held on April 23, 2003, payment of the final dividend will result in a total dividend for 2002 of €1.72 on each of the said shares (compared with €1.66 and €1.59 per ordinary share for the years 2001 and 2000, respectively).

Euro reporting

With effect from 1999 euro reporting has been adopted instead of guilder reporting for the Financial Statements of Royal Dutch. Comparative data previously reported in guilders have been translated into euro amounts using the fixed conversion rate of 2.20371 guilders per euro. However, the Financial Statements of the Royal Dutch/Shell Group of Companies will continue to be stated in dollars.

Share buyback and cancellation of shares

The General Meeting of Shareholders held on May 16, 2002, adopted a proposal to reduce the Company’s issued share capital with €15,323,168 by cancellation of 27,362,800 ordinary shares which the Company had acquired between the General Meeting of May 17, 2001 and the General Meeting held on May 16, 2002 under the share buyback programme that took effect in February 2001. This cancellation effectively took place on August 21, 2002.

The General Meeting of Shareholders further renewed the authorisation of the Board of Management, with effect from July 1, 2002, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in absence of such a price, the last previous price quoted there.

In 2002 the Company repurchased a total of 17,935,000 shares.

It will be proposed to the General Meeting of Shareholders to be held on April 23, 2003, to cancel the shares acquired by the Company in the period between the General Meetings in 2002 and 2003 and to renew the authorisation of the Board of Management for the acquisition by the Company of its own shares for a period of 18 months with effect from July 1, 2003.

Since the beginning of the programme until March 3, 2003 a total number of 60,796,352 ordinary shares has been acquired by the Company, of which so far 45,011,352 shares have been cancelled.

Since the year end the Company has not purchased any shares on the market as at March 3, 2003.

Discussion and Analysis of Financial Condition and Results of Operations     37

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2002 amounted to £2,509.3 million (£3,016.3 million in 2001; £3,360.9 million in 2000). The amount available for distribution (inclusive of distributions from companies of the Royal Dutch/Shell Group) was £1,404.0 million in 2002 (£2,547.3 million in 2001; £2,308.3 million in 2000).

Shell Transport’s net assets at December 31, 2002 were £16,073.9 million, in comparison with £16,914.4 million at the end of 2001. Of these two amounts, £15,632.3 million and £16,032.2 million respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/Shell Group.

A final dividend of 9.3p per 25p Ordinary share has been declared for 2002. Subject to its approval at the Annual General Meeting to be held on April 23, 2003, dividends totalling 15.25p per 25p Ordinary share are payable in respect of 2002, in comparison with dividends paid of 14.8p and 14.6p for 2001 and 2000, respectively.

Share buyback

Since December 31, 2002 the Company had, under the Share buyback programme, purchased no Ordinary shares on the market as at March 3, 2003. Shares purchased under the buyback programme will be cancelled and will not rank for dividends, but any shares purchased on or after April 2, 2003 will be entitled to the dividend payable on May 6, 2003.

38     Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch/Shell Group of Companies

Summarised Financial Data

Income data					$ million
	2002	2001	2000	1999	1998

Sales proceeds
Oil and gas	220,172	162,925	175,372	135,472	124,712
Chemicals	14,659	13,767	15,658	13,408	12,795
Other	767	589	481	826	767

Gross proceeds	235,598	177,281	191,511	149,706	138,274
Sales taxes, excise duties and similar levies	56,167	42,070	42,365	44,340	44,582

Net proceeds	179,431	135,211	149,146	105,366	93,692

Earnings by industry segment
Exploration and Production	6,997	8,023	10,059	4,753	(60)
Gas & Power	774	1,226	112	398	(155)
Oil Products	1,618	3,067	2,068	2,105	2,675
Chemicals	489	230	992	1,064	(525)
Other industry segments	(110)	(287)	(12)	(28)	(46)

Total operating segments	9,768	12,259	13,219	8,292	1,889
Corporate	(751)	(320)	(825)	(538)	(810)
Minority interests	(95)	(387)	(30)	(193)	(178)

Earnings on an estimated current cost of supplies (CCS) basis[a]	8,922	11,552	12,364	7,561	901
CCS adjustment	497	(700)	355	1,023	(551)

Net income	9,419	10,852	12,719	8,584	350

Assets and liabilities data (at December 31)					$ million
Total fixed and other long-term assets	112,145	81,065	76,568	83,491	87,469
Net current assets/(liabilities)	(14,569)	(2,989)	3,232	(3,071)	(8,541)
Total debt	19,691	5,820	7,427	12,931	13,810
Parent Companies’ interest in Group net assets	60,064	56,160	57,086	56,171	54,962
Minority interests	3,562	3,477	2,881	2,842	2,701

Capital employed	83,317	65,457	67,394	71,944	71,473

Cash flow data					$ million
Cash flow provided by operating activities	16,365	16,933	18,359	11,059	14,729
Capital expenditure (including acquisitions)	21,109	9,626	6,209	7,409	12,859
Cash flow used in investing activities	20,715	9,108	1,571	3,023	12,500
Dividends paid	7,189	9,627	5,501	5,611	5,993
Cash flow used in financing activities	53	11,562	9,125	6,256	3,582
Increase/(decrease) in cash and cash equivalents	(5,114)	(4,761)	7,388	1,326	(1,589)

Other statistics
Return on average capital employed[b]	14.0%	19.2%	19.5%	12.1%	2.8%
Total debt ratio[c]	23.6%	8.9%	11.0%	18.0%	19.3%

a	On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

b	CCS earnings plus the Group share of interest expense, less tax on the interest expense, as a percentage of the Group share of average capital employed.

c	Total debt as a percentage of capital employed.

Discussion and Analysis of Financial Condition and Results of Operations     39

Capital investment				$ million
	2002	2001	2000	1999	1998

Capital expenditure[a]
Exploration and Production	13,146	6,875	3,801	4,137	6,474
Gas & Power	471	313	288	470	1,816
Oil Products	7,653	1,462	1,258	1,338	2,776
Chemicals	680	685	726	1,178	1,491
Other	494	291	136	286	302

	22,444	9,626	6,209	7,409	12,859
Exploration expense (excluding depreciation and release of currency translation differences)	915	857	753	1,062	1,595
New equity investments in associated companies	684	704	605	630	871
New loans to associated companies	605	370	556	394	411
Other investments	—	224	414	—	—

Total capital investment*	24,648	11,781	8,537	9,495	15,736

*comprising
Exploration and Production	14,082	8,000	4,839	5,390	8,316
Gas & Power	682	810	483	675	1,986
Oil Products	7,945	1,518	1,565	1,356	2,843
Chemicals	839	751	941	1,384	1,869
Other segments	495	332	153	296	311
New loans to associated companies	605	370	556	394	411

	24,648	11,781	8,537	9,495	15,736

Quarterly income data									$ million
	2002				2001				2000

	4th	3rd	2nd	1st	4th	3rd	2nd	1st	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Gross proceeds	64,317	63,401	57,611	50,269	40,394	43,079	45,981	47,827	50,811	49,478	46,042	45,180
less sales taxes, excise duties and similar levies	15,734	14,518	13,221	12,694	10,669	10,430	10,171	10,800	10,538	10,802	10,111	10,914
Net proceeds	48,583	48,883	44,390	37,575	29,725	32,649	35,810	37,027	40,273	38,676	35,931	34,266
Cost of sales	40,614	41,271	37,868	31,461	24,585	26,310	28,314	28,630	31,999	31,429	28,204	26,696
Gross profit	7,969	7,612	6,522	6,114	5,140	6,339	7,496	8,397	8,274	7,247	7,727	7,570
Operating profit	4,372	5,232	4,119	4,100	1,930	4,625	6,347	7,100	5,891	6,016	6,512	6,081
Net income	2,314	2,631	2,212	2,262	900	2,454	3,608	3,890	3,113	3,060	3,211	3,335

Earnings on an estimated current cost of supplies basis[b]	2,326	2,419	2,100	2,077	1,393	2,641	3,512	4,006	3,490	2,768	3,025	3,081

a	Includes acquisitions. 2002 includes $1.3 billion for DEA (payable in July 2003).

b	On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

40     Discussion and Analysis of Financial Condition and Results of Operations

US dollar exchange rates[a]					€1 = $
		Average[b]	High	Low	Period end

Year:
1997[c]		0.8887
1998[c]		0.8996
1999		1.0588
2000		0.9209
2001		0.8909
2002		0.9495
Month:
2002	July		1.0156	0.9730
	August		0.9882	0.9640
	September		0.9959	0.9685
	October		0.9881	0.9708
	November		1.0139	0.9895
	December		1.0485	0.9927
2003	January		1.0861	1.0361
	February		1.0875	1.0708
As at March 3, 2003					1.0835

					£1 = $
		Average[b]	High	Low	Period end

Year:
1997		1.6397
1998		1.6602
1999		1.6146
2000		1.5138
2001		1.4382
2002		1.5084
Month:
2002	July		1.5800	1.5206
	August		1.5709	1.5192
	September		1.5700	1.5343
	October		1.5708	1.5418
	November		1.5915	1.5440
	December		1.6095	1.5555
2003	January		1.6482	1.5975
	February		1.6480	1.5727
As at March 3, 2003					1.5755

a	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

b	Calculated by using the average of the exchange rates on the last business day of each month during the year.

c	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

Discussion and Analysis of Financial Condition and Results of Operations     41

Critical Accounting Policies

In order to prepare the Financial Statements in conformity with generally accepted accounting principles in the Netherlands and the USA, management has to make estimates and assumptions. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Financial Statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 2 to the Financial Statements.

Estimation of oil and gas reserves

Oil and gas reserves have been estimated in accordance with industry standards and SEC regulations. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. These estimates do not include probable or possible reserves. Estimates of oil and gas reserves are inherently imprecise and represent only approximate amounts and are subject to future revision, as they are based on available reservoir data, prices and costs as of the date the estimate is made. Accordingly, the financial measures that are based on proved reserves are also subject to change.

Depreciation, depletion and amortisation

Proved reserves are used when calculating the unit-of-production rates used for depreciation, depletion and amortisation for tangible fixed assets related to hydrocarbon production activities. The amount of depreciation is based on the units of production over the proved developed reserves of the relevant field during the time period. Similarly, rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives (five to twenty years), while other intangible fixed assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

Recoverability of assets

The carrying amounts of fixed assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts for those properties may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Estimates of future cash flows of assets related to hydrocarbon production activities are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future.

Environmental expenditures

Liabilities for environmental remediation resulting from past operations or events are recognised, based on current estimates, in the period in which an obligation to a third party arises, as long as the obligations can be reasonably estimated. Because actual costs can differ from estimates due to changes in laws and regulations and clean-up technology as well as public expectations and discovery and analysis of site conditions, the carrying amount of liabilities is regularly reviewed and adjusted.

Decommissioning and restoration costs

Provisions are held for the future decommissioning and restoration of oil and natural gas production facilities and pipelines at the end of their economic lives. Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. Most of these obligations are many years in the future and the precise requirements that will have to be met are uncertain because technologies and costs as well as political, environmental, and safety expectations are subject to change.

42     Discussion and Analysis of Financial Condition and Results of Operations

Summary of Group Results

Financial Results			$ million
	2002	2001	2000
Net income	9,419	10,852	12,719

Change	-13%	-15%	+48%
Earnings on an estimated current cost of supplies (CCS) basis	8,922	11,552	12,364

Change	-23%	-7%	+64%
Special credits/(charges)	(296)	(432)	(747)
Adjusted CCS earnings[a]	9,218	11,984	13,111

Change	-23%	-9%	+85%

a	Earnings on an estimated CCS basis excluding special items.

2002

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for special items, being those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

The Group’s adjusted CCS earnings for the year were $9,218 million, showing a 23% decline on 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were substantially affected in Gas & Power by lower LNG prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals’ earnings were sharply up reflecting improved volumes and margins, lower costs and an incremental fiscal benefit of $37 million. The target of reducing underlying unit costs by 3% was exceeded by $100 million, with total actual savings of over $600 million. Reported net income fell by 13% to $9,419 million including net special charges of $296 million.

Four major acquisitions were completed; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco’s interests in Equilon and Motiva. Total investment in these acquisitions, including acquired debt, was over $16 billion. Excellent progress has been made on realising the benefits of synergies, with approximately $370 million delivered in 2002.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. The return on average capital employed on a CCS earnings basis was 14.0%. At the end of the year, the debt ratio was 23.6% and cash, cash equivalents and short-term securities amounted to $1.6 billion.

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

In Gas & Power, the LNG business continued to grow delivering record volumes, although lower prices led to a decline in earnings. Global demand for LNG remained firm and expansion of existing projects and the securing of long-term supply contracts, especially in Asia Pacific, will provide for future growth.

Industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude prices. The outlook for refining margins in 2003 is uncertain and dependent on crude supply and the pace of global economic recovery. Integration of the Texaco interests and Pennzoil-Quaker State is vital to realising the potential of Oil Products in the USA.

Discussion and Analysis of Financial Condition and Results of Operations     43

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago. The outlook for Chemicals is mixed and will depend on economic recovery and improvement in consumer confidence levels.

2001

Earnings for 2001 of $11,984 million on an estimated current cost of supplies basis excluding special items were the second highest ever, 9% lower than the record results of 2000. Lower crude oil prices and weaker refining and chemicals margins more than offset the benefits of increased hydrocarbon production, better marketing margins and cost improvements. Reported net income fell 15% to $10,852 million.

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

Total hydrocarbon production was at its highest levels in recent history and 2% higher than in 2000. Oil production fell by 2% because of natural declines in some fields, divestments and field performance. Production of natural gas was 10% higher than in 2000.

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

Marketing earnings benefited from higher gross fuels margins and the continued roll-out of differentiated fuels.

Trading conditions for the Chemicals business were challenging, especially in the USA, where the impact of falling demand was exacerbated by new capacity. Chemical volumes were essentially unchanged from 2000.

EXPLORATION AND PRODUCTION

Earnings

			$ million
	2002	2001	2000

Segment earnings	6,997	8,023	10,059
Special credits/(charges)	(55)	(24)	623
Adjusted segment earnings	7,052	8,047	9,436

Change	-12%	-15%	+107%

44     Discussion and Analysis of Financial Condition and Results of Operations

2002

Adjusted earnings for the year were $7,052 million, 12% lower than in 2001. This reflects the impact of lower gas realisations, changes to UK tax rates, higher depreciation and higher costs. However, these factors were partially offset by a 6% increase in hydrocarbon production to four million barrels of oil equivalent per day, the highest in recent years.

Special charges for the year amounted to $55 million (compared with $24 million in 2001) mainly from previously capitalised oil and gas costs in equity associate Woodside Petroleum (Group interest 34%) that are no longer considered to be recoverable and integration costs relating to the Enterprise acquisition. These charges were partially offset by credits related to the grant of manufacturing and marketing rights to expandable tubular technology.

Crude oil and natural gas prices

In 2002, Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel the previous year. Crude oil prices recovered steadily in the first three quarters of the year from below $20 to exceed $30 a barrel reflecting production constraints in certain countries. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when supply from Venezuela was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

Natural gas prices outside the USA remain linked to liquid hydrocarbon prices and reflected the pattern of steady increase over the year. In the USA, prices were lower than in 2001 although strengthened towards the end of the year.

Oil and gas production

Total hydrocarbon production for 2002 rose by 6%, comprising a 7% increase in oil production and a 5% increase in gas production. Oil production benefited from the acquisition of Enterprise, an additional interest in the Draugen field in Norway and new fields in the USA and Denmark. These increases were partly offset by lower OPEC production quotas, normal field declines, and divestments in New Zealand and elsewhere. Gas production also increased as a result of the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of warmer weather in Europe, normal field declines in the USA and divestments in New Zealand.

Excluding the contribution of Enterprise volumes, total hydrocarbon production was 1% higher than in 2001.

Portfolio actions

The successful acquisition of Enterprise in 2002 for a cash consideration of $5.3 billion was the most significant change to strengthen the Group’s upstream portfolio, adding new developments and exploration acreage in several countries and contributing some $100 million to earnings and some $850 million to cash from operating activities. Integration has proceeded rapidly with significant synergies realised and the demonstration that more can be achieved in 2003. The new assets provided an immediate boost to global production and are contributing an additional 240,000 barrels of oil equivalent per day. The portfolio was further enhanced by the acquisition of an increased stake in the Norwegian Draugen field where Group interest was increased by 10% to 26.2%. The North American gas portfolio was improved through the acquisition of new fields in the Pinedale, Wyoming area.

The exploration portfolio was refreshed and achieved an exploration and appraisal global success rate of some 55%, including significant discoveries in the USA Gulf of Mexico, such as Great White, Deimos and Tahiti. In Kazakhstan, the Kashagan field (Group interest 16.7%) was declared commercial and initial estimates suggest that the field could contain 7–9 billion barrels of oil. The more recent discovery of the Kalamkas field further underlines the immense potential of the Kazakhstan region. Major discoveries were also made in Brazil, Ireland and Nigeria. New exploration licences were acquired in geographic areas where the Group has strategic interests such as the USA Gulf of Mexico and Norway.

The result of these portfolio actions, together with the Group’s leadership in technology, is the strengthening of a portfolio that is very robust at both high and low oil prices.

Capital investment

Capital investment of $14.1 billion was $6.1 billion higher than in 2001, mainly as a result of the acquisition of Enterprise and increased investment in growth projects. These include the Athabasca Oil Sands Project in Canada and the EA Project in Nigeria, both of which began production in late 2002, the offshore development Na Kika in the USA and Bonga in Nigeria. Work also began on the Goldeneye gas field in the North Sea which is scheduled to start production in late 2004.

Discussion and Analysis of Financial Condition and Results of Operations     45

Reserves

The proved hydrocarbon reserves replacement ratio for 2002 was 117% and the five year rolling average (including oil sands) now stands at 109%. Excluding the effects of acquisitions and divestments the hydrocarbon reserves replacement ratio for 2002 was 50%. Proved reserves are equivalent to more than 13 years of current production. The additions to proved reserves arose mainly from the acquisition of Enterprise, which substantially bolstered the Group’s overall portfolio in Europe and the Americas. These were augmented by discoveries and extensions in the Caspian and the USA and improved recovery in West Africa, Asia Pacific and the USA.

2001

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

The upstream portfolio was strengthened in 2001 through both exploration success and acquisitions. Two major discoveries were made in Nigeria, one of which — Bonga South-West — was the largest industry discovery made in 2001. In Brazil, Block BS-4 was estimated to have recoverable reserves of over 300 million barrels of oil equivalent.

The portfolio was further enhanced by the acquisitions of FCE in New Zealand and McMurry Energy Company (McMurry) in the USA. The acquisition of FCE strengthened the Group’s presence in Asia Pacific. McMurry added proven natural gas reserves in the Rocky Mountains. There were no significant divestments in 2001.

Capital investment of $8.0 billion was $3.2 billion higher than in 2000, mainly as a result of the acquisitions of FCE and McMurry, as well as increased project activity, especially in Canada, the USA and Nigeria. Two major developments that highlighted Shell’s expertise in the technologically demanding but highly prospective deepwater environment, came on stream in 2001. Brutus, the Group’s fifth successful tension-leg platform in the Gulf of Mexico (Group interest 100%), was completed ahead of schedule and below budget. Malampaya (Group interest 45%), located in 850 metres of water off the Philippines, came on stream on time and within budget.

The proved hydrocarbon reserves replacement ratio for 2001 was 74%. The proved hydrocarbon reserves replacement ratio before the effect of divestments and acquisitions was 52%. The additions to proved reserves arose mainly from discoveries and extensions in the USA and the UK, acquisitions in New Zealand, the USA and Brunei, improved recovery in Denmark and Oman and revisions in existing fields in the Netherlands and Nigeria, offset by negative revisions in Canada and Egypt.

46     Discussion and Analysis of Financial Condition and Results of Operations

GAS & POWER

Earnings

			$ million
	2002	2001	2000

Segment earnings	774	1,226	112
Special credits/(charges)	(23)	9	(641)
Adjusted segment earnings	797	1,217	753

Change	-35%	+62%	+156%

2002

Adjusted earnings of $797 million in 2002 were 35% lower than the $1,217 million record reported in 2001. Lower earnings were mainly due to lower LNG prices, lower trading income in North America and a performance bonus related to the USA natural gas liquids business recorded in 2001. This was partly offset by record LNG volumes of 9.1 million tonnes and an improved contribution from the power business.

Segment earnings for the year of $774 million included special credits of $163 million mainly from the sale of Shell’s direct and indirect interests in midstream assets in Europe and the USA. Offsetting these credits were special charges of $186 million, including $171 million write-downs related to the power business.

Capital investment

Capital investment, excluding new loans to associated companies of $270 million in 2002 ($152 million in 2001), was $682 million in 2002 compared with $810 million in the previous year. Main investments during 2002 related to LNG supply, shipping and re-gasification projects and power developments.

Portfolio actions

Gas & Power’s LNG business continued to grow strongly, with new supplies targeting key markets, reinforcing Shell’s leading position in the industry. The North West Shelf joint venture (Group interest 22%) in Australia was selected to supply the first LNG to China through the import terminal in Guangdong Province. Additional sales agreements with Japanese utilities were completed for supplies from Malaysia Tiga (Group interest 15%) and the North West Shelf project. Malaysia Tiga’s two-train LNG plant is due to commence operations in 2003. In Australia, a 4.2 million tonnes per annum (mtpa) fourth train is under construction for completion in 2004 and will supply existing and new Japanese customers. Train 3 of Nigeria LNG (Group interest 25.6%) was completed in 2002, three months ahead of schedule and within budget. Additionally, Nigeria LNG secured a loan of over $1 billion, the largest ever project financing in Sub-Saharan Africa, towards the construction of a 4th and 5th train expansion. These two trains are due on stream in 2005 and will supply markets in the Atlantic Basin, bringing the annual capacity of the plant to 17 million tonnes and making it the third largest LNG facility in the world. In Venezuela, Shell was selected as a partner with Mitsubishi and PDVSA for the Mariscal Sucre LNG project (Group interest 30%). This project aims to develop substantial gas reserves in the Norte de Paria fields for both export and domestic markets.

In support of the business’s global LNG strategy of linking new markets with the Group’s portfolio of LNG supply sources, two of the four new build LNG carriers were commissioned and delivered. Construction began on the Hazira Port and LNG terminal to access the growing Indian market. In addition, the Group is actively progressing access to the North American market through LNG terminal capacity at Cove Point and Elba Island in the USA, and other potential sites. Gas & Power’s other businesses also progressed during 2002. In the Middle East significant progress was made towards the development of world-scale Gas to Liquids facilities. While in the midstream, a joint venture framework agreement was signed for the West-East pipeline project in China to bring clean burning natural gas to the rapidly expanding Chinese energy market.

In power, InterGen (Group interest 68%), a joint venture with Bechtel, started operations at projects in Turkey, Egypt and Mexico, increasing InterGen’s operational capacity by 70% during the year to 5.2 Gigawatts.

As part of the business’s active portfolio management half of the Group’s interest in Brunei Shell Tankers was divested, as was the 5% interest in HEIN GAS in Germany and part of the Group’s minority interest in other midstream assets in Germany. In 2002, the sale of the indirect 14.75% interest in Ruhrgas, for some €1.5 billion, was agreed subject to final clearance. In March 2003 the sale was closed. InterGen completed the sale of its onshore Texas pipelines.

Discussion and Analysis of Financial Condition and Results of Operations     47

2001

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

Capital investment was $810 million compared with $483 million in 2000, excluding new loans to associated companies. Main investments during 2001 related to LNG projects, LNGshipping, power developments, offshore pipelines in the USA and the acquisition of equity stakes in gas distribution companies in Egypt and Greece.

The portfolio of LNG supply projects continued to grow. A fourth train (the basic LNG processing unit) of 4.2 million tonnes per annum (Mtpa) was approved in Australia for the North West Shelf project for start up in 2004.

Shell also secured access to several emerging LNG markets, including capacity rights in re-gasification terminals close to growing gas markets such as Cove Point and Elba Island in the USA, and in Spain. The Hazira terminal in Gujarat began construction to supply the growing Indian market.

In Egypt, the Group acquired 18% of the shares in Natgas, which had a 20-year concession to build and operate a natural gas transmission and distribution network aimed at industrial and commercial customers.

Four new power plants in the USA, UK, Australia and China were commissioned by InterGen (Group interest 68%) during 2001 with twelve more plants under construction. Two power plants designed to supply electricity during peak demand periods were commissioned to supply the growing California energy market. These were the first to be approved under the California Energy Commission’s emergency procedures. In the first quarter of 2002 Kinder Morgan purchased InterGen’s Tejas Gas pipeline and storage system. In addition, the Group won bids for the refurbishment of two power projects in Nigeria.

OIL PRODUCTS

Earnings

			$ million
	2002	2001	2000

Segment net income	2,178	2,332	2,437
Segment earnings on an estimated current cost of supplies (CCS) basis	1,618	3,067	2,068
Special credits/(charges)	(184)	(310)	(970)
Adjusted CCS segment earnings	1,802	3,377	3,038

Change	-47%	+11%	+56%

2002

Adjusted CCS earnings in 2002 were $1,802 million compared to the record earnings of $3,377 million in 2001. The business environment deteriorated in 2002 with historically low refining margins over the first half of the year and pressure on marketing margins from rising crude oil prices. Unit cost reductions of 3% were achieved in marketing. Unit manufacturing costs were 1% higher due to unplanned maintenance and lower intakes in response to uneconomic margins. The overall cost reduction per barrel of product sales was 2%. Benefits from the acquisitions of Pennzoil-Quaker State and Texaco’s interests in Equilon and Motiva (the latter with Saudi Refining Inc.) in the USA and DEA in Germany are ahead of schedule. In aggregate these acquisitions added some $100 million to adjusted CCS earnings and some $200 million to cash from operating activities in 2002.

48     Discussion and Analysis of Financial Condition and Results of Operations

Outside the USA, adjusted CCS earnings for 2002 of $1,797 million were 40% lower than in 2001. This reflected lower industry refining margins in Rotterdam and Singapore, which declined by $0.95 per barrel and $0.40 per barrel respectively. Overall refinery utilisation was 4% lower, although refinery intake rose by 10% as a result of higher throughput in Germany. Marketing earnings declined as gross fuels margins were squeezed over the greater part of the year when supply costs rose faster than sales prices. Differentiated retail fuels, now launched in 46 countries, and income from convenience retailing partially offset the margin decline. Total inland sales volumes for the year were 8% higher (excluding the increase from DEA they were unchanged). Trading earnings for the year declined, with limited regional arbitrage opportunities; shipping earnings were adversely affected by a decline in freight rates. Earnings from Shell Global Solutions (commercialisation of technology) showed further growth.

In the USA, adjusted earnings fell from $402 million to $5 million in 2002. Industry refining margins fell sharply by $3.85/bbl on the US West Coast and by $2.40/bbl on the US Gulf Coast. Unplanned shutdowns continued to impact earnings despite overall refinery utilisation rising by 1%. Marketing earnings declined, with weaker gasoline margins over the first half of the year. Trading and transportation earnings were lower. Reduced costs resulting from streamlining of business structures provided significant offset, notwithstanding transition costs resulting from integration of the two major acquisitions in the USA.

On a global basis, net special charges for the year totalled $184 million. Most of these resulted from the closure of refinery assets, continued restructuring in the USA and Europe and increases in provisions for litigation and environmental remediation in the USA. These were partially offset by gains on asset sales, principally from pipeline assets in the USA. Special charges in 2001 totalled $310 million, mainly consisting of restructuring and rebranding charges in the USA.

Fluctuations in crude oil and product prices during 2002 led to inventory holding gains amounting to $560 million. Inventory holding gains/losses are included in cost of sales in the Group Statement of Income.

Capital investment

Capital investment in 2002 amounted to $7.9 billion which included $5.1 billion relating to the three major acquisitions and investment of $0.8 billion in the USA since the consolidation of Equilon (Group interest now 100%). Capital investment in 2001 was $1.5 billion.

Portfolio actions

The Oil Products portfolio was significantly strengthened in 2002 through acquisitions which will reinforce the objective of leading the global downstream industry.

In January a 50:50 joint venture in Germany with RWE-DEA commenced operations and in July Shell took ownership of 100% of the venture for a cash consideration of $1.3 billion, to be paid in July 2003. Integration of this business is proceeding well and is on track to achieve $150 million in pre-tax benefits by the end of 2003. The acquisition of Texaco’s interests in Equilon and Motiva, the downstream joint ventures in the USA, was completed in February. Good progress has been made in capturing the planned synergies and benefits from the changes of ownership; business structures have been streamlined and some 800 of the 13,000 Texaco stations had been rebranded to Shell at the end of 2002, in a programme which will be completed by June 2004. As part of the upgrading of the quality of the overall retail network in the USA the total number of sites will be reduced by some 30%. The purchase of Pennzoil-Quaker State Company in the USA was completed in October after regulatory clearance. The transaction has a total equity value of $1.8 billion and Shell has also taken on $1.1 billion of debt. This acquisition will make Shell a leader in both the US and global lubricants markets with pre-tax synergy benefits expected to be $140 million by 2004.

The sale of a 25% interest in Shell’s marketing businesses in South Africa to Thebe Investment Corporation was completed in a positive response to the South African Government’s Black Economic Empowerment initiative.

2001

Record adjusted CCS earnings of $3,377 million were 11% up on 2000. The strong performance reflected the benefits from an extensive cost improvement programme that has delivered $2.1 billion in savings compared with a 1998 baseline. The rationalisation of under-performing assets also underpinned the improved performance.

Outside the USA, adjusted CCS earnings rose by 13% to $2,975 million. Higher marketing earnings were supported by higher gross fuels margins and the continuing introduction of differentiated retail fuels.

Discussion and Analysis of Financial Condition and Results of Operations     49

In the USA, adjusted earnings were $402 million compared with $395 million in 2000. The Equilon and Motiva joint ventures recorded higher earnings, but these were partially offset by higher expenses outside these ventures.

Earnings from trading again made a substantial contribution with benefits accruing from the integration of trading operations on a global basis.

Special charges in 2001 totalled $310 million worldwide, principally constituting restructuring and re-branding expenses connected with the acquisition of Texaco’s interests in the Equilon and Motiva joint ventures. The special charges for 2000 were mainly related to the impairment of the Rayong refinery in Thailand.

The improved marketing performance in 2001 was partly offset by a decline in refining earnings. Refinery intake was 3% down on 2000, and margins came under pressure, particularly in the second half of the year. This was the result of lower demand due to the economic slowdown, a consequent rise in stocks and increased competition exacerbated by surplus industry capacity.

Industry refining margins in Rotterdam averaged $1.80 a barrel in 2001, compared with $3.00 in 2000. Refining margins were also under pressure elsewhere. In Singapore, the average refining margin fell from $1.20 a barrel in 2000 to just $0.80 because of surplus refining capacity in Asia Pacific. On the US Gulf coast, the average refining margin rose from $4.50 a barrel in 2000 to $5.30 in 2001, reflecting strong US gasoline prices in the first half of 2001.

With crude oil and product prices being lower towards the end of 2001 compared to 2000, inventory holding losses amounting to $735 million were reported.

Capital investment for 2001 amounted to $1,518 million, compared with $1,565 million in 2000. The focus was on marketing operations in key countries. In 2001 these accounted for $1,102 million of the total, while $360 million was spent on refining assets and $56 million on investment in associated companies.

Shell Global Solutions, providing technology and technical expertise and services to industry customers, continued to grow, and generated increased earnings for the third consecutive year.

A joint venture agreement was completed with Sinopec in China for a major expansion of Shell service stations in one of the world’s fastest-growing economies.

CHEMICALS

Earnings

			$ million
	2002	2001	2000

Segment earnings	489	230	992
Special credits/(charges)	(62)	(11)	67
Adjusted segment earnings	551	241	925

Change	+129%	-74%	-6%

2002

The business environment showed some improvement after the extremely challenging conditions in 2001 although trading conditions, especially in the USA, remained difficult. Adjusted earnings at $551 million showed a significant improvement compared with $241 million the previous year. The increase reflects a 4% rise in volumes, improved margins, lower costs and an incremental fiscal benefit of $37 million. Results from associates also improved, reflecting better cost management and the benefits of restructuring, primarily in Basell, the 50:50 joint venture with BASF. Industry utilisation remained flat in Europe, but improved in the USA from historically low levels in 2001. Low gas feedstock prices relative to crude prices in the USA made the economics of cracking liquid feedstocks less favourable. Continued focus on cost improvement and higher volumes meant that total unit costs, excluding feedstocks, improved by 7%. A non-recurring fiscal benefit of $102 million resulted from European restructuring.

Segment earnings showed special charges of $62 million consisting of provisions related to asset rationalisation and litigation claims.

50     Discussion and Analysis of Financial Condition and Results of Operations

Capital investment

Capital investment in 2002 totalled $839 million compared with $751 million in 2001. Capital is being directed to projects that enhance the Group’s ability to manufacture and sell bulk petrochemical building blocks to large industrial customers and included initial equity investment in southern China for the Nanhai petrochemicals project.

Portfolio actions

After a period when the focus has been on divestment, attention in 2002 turned to strengthening and enhancing the Chemicals portfolio.

The final investment decision on the Nanhai petrochemicals project in Guangdong Province in China was taken. The Group has a 50% share in this $4.3 billion project which constitutes its largest ever single chemicals investment. Construction work is due to start in 2003 with the plant scheduled to be completed in late 2005.

In 2002, Chemicals brought on-line some 2 million tonnes of new production capacity. Successful completion of a fourth olefins and alcohols unit at Geismar in the USA consolidated the Group’s position as the world’s largest supplier of higher olefins and detergent alcohols. The $500 million Ellba Eastern complex in Singapore started operation. This is a 50:50 joint venture with BASF to produce styrene monomer, propylene oxide and polyols.

A new benzene unit in the Netherlands was completed ahead of schedule. The plant uses new technology to minimise environmental impact and help reduce the movement of benzene-containing streams in Shell’s European business. The unit will take benzene-rich streams from the Moerdijk cracker and other Shell European locations and the output will be used for styrene monomer/propylene oxide production on the same site.

Also, construction began of a new polymer polyol plant at Pernis, the Netherlands, which will be the largest in Europe and will consolidate the Group’s position as the leader in the global polyols market. Further, a joint venture with SGF Chimie (Group interest 50%) was established to build and operate a polytrimethylene terephthalate plant in Montreal, Canada. These products are used in carpeting and textiles; the plant is expected to start production at the end of 2003.

The drive to simplify and streamline business processes and to make it easy to do business with Shell chemical companies continued. A single marketing and supply company for Europe was established in order to improve speed and efficiency for customers and suppliers.

2001

Despite 2001 being one of the most challenging years for the chemical industry, the business remained profitable. The difficult trading conditions were reflected in the 74% fall in adjusted earnings to $241 million. Underlying volumes (excluding feedstock trading and divested businesses) were maintained however, in spite of weak markets. Lower unit margins in most businesses, particularly in the USA, accounted for the decline in earnings. Lower demand due to the economic slowdown, combined with new capacity coming on stream also affected chemical markets.

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

Annual cost improvements of $726 million against the 1998 baseline exceeded the $650 million target.

Capital investment in 2001 totalled $751 million, compared with $941 million in 2000.

The large-scale divestment programme announced in 1998, leading to a radical restructuring of the chemicals business and a reduction in capital employed from $12.7 billion to $8.5 billion, was completed in early 2001.

The acquisition of the Yabucoa refinery in Puerto Rico was made at the end of 2001, improving the supply of feedstocks to Shell operations in Texas and Louisiana.

Basell, the 50:50 joint venture with BASF, announced the rationalisation of polyolefin production in both Europe and the USA.

Discussion and Analysis of Financial Condition and Results of Operations     51

OTHER INDUSTRY SEGMENTS

Earnings

			$ million
	2002	2001	2000
Segment earnings	(110)	(287)	(12)
Special credits/(charges)	17	(96)	83
Adjusted segment earnings	(127)	(191)	(95)

Renewables

2002

Wind power continues to develop as a promising business. In particular, the first two commercial scale projects, Rock River and White Deer in the USA have delivered a strong performance in their first full year of operation. The acquisition of Whitewater Hill, a 60MW wind park in the San Gorgonio Pass, California, and of the nearby Cabazon Pass wind park will bring the Group’s generating capacity in the USA to 230MW.

In Europe work continues to evaluate and develop offshore projects in the Netherlands and the UK. The Group is part of the NoordzeeWind consortium which has agreed, with the Dutch government, the development of the 100MW Near Shore Wind Park at Egmond aan Zee.

The Group’s solar business has been operating in a more difficult environment. It is now one of the major photovoltaic players, after buying out the remainder of its joint venture with Siemens and E.On in April 2002. However, in response to the overcapacity in photovoltaic manufacturing around the world and the downturn in demand that has affected all companies in the sector, the restructuring of this business was announced. The intention is to concentrate manufacturing operations in the USA, Germany and Portugal.

Despite the challenging trading environment there were some notable successes including the contract to supply photovoltaic modules for the roof of the Munich Trade Fair Centre, in Germany, and the first solar home systems being delivered in Xinjiang, China.

2001

In 2001, Renewables reinforced its competitive position in the rapidly expanding global market for renewable energy sources.

Renewables announced what will be one of the world’s biggest solar rural electrification projects, in a remote area of western China, with solar home systems to be installed in 78,000 households.

Wind power also showed promise, with growing demand for “green” electricity. In 2001, a 50 megawatt (MW) wind farm in Wyoming, and an 80MW wind farm in Texas were acquired. The two projects, which between them can meet the energy needs of some 60,000 households, boosted total installed capacity from 8MW to 138MW.

52     Discussion and Analysis of Financial Condition and Results of Operations

Shell Consumer

2002

At the beginning of 2002 Shell Consumer, Shell Capital and Shell Internet Works were reorganised into one new business, Shell Consumer. The rationale is to leverage the Shell brand more widely in the consumer space, particularly where it can lend support to the Group’s established businesses. The mandate is to add value through developing innovative consumer and financial products businesses.

During the year there was much progress on the business development and operational fronts. This included Shell autoserv, a car servicing business first piloted in 2001, which was expanded in 2002 and now operates sites in Australia, South Africa and Thailand. Credit card businesses are now operating in Norway and the UK. Shell Consumer divested its share in a retail energy business in Australia but developed new operations in the Netherlands (“green” power) and Norway (electricity) alongside its continuing gas and electricity business in a number of states in the USA where deregulation has offered opportunities to new entrants.

2001

Shell Consumer was formed as a new business in March 2001, with a mandate to grow new value in the consumer market.

The focus of the business development activity in Shell Consumer during 2001 was primarily centred on retail energy, car servicing, heating, ventilation and climate control services, mobile services for motorists on the move and a range of services for home owners delivered via the internet.

In the business sphere, Shell Capital made a number of loans to independent oil and gas producers in the USA, Canada and the Caspian Sea region. In the USA, a number of loans were made to gasoline and convenience store owners. In Norway, a Shell Visa card was launched, and in the UK Shell Capital entered the vehicle financing market.

In the business-to-business area, Shell Internet Works had minority investments in Trade-Ranger, the energy and petrochemical e-procurement exchange, and Currenex, the online foreign currency trading business. Trade-Ranger completed its second round financing in 2001.

In Argentina and Singapore, consumer-oriented portals were launched providing customers with a variety of services and products. In both cases this includes ordering online and delivery of goods via the local service station network.

Shell Internet Ventures, the Group’s venture capital fund, made six investments totalling $25 million in technology companies with products and services relevant to Shell businesses.

Shell Hydrogen

2002

The Group continues to explore technology that could allow hydrogen and fuel cells to meet the world’s future energy needs in a sustainable and emission-free way.

Amongst the developments in 2002 was the announcement of a plan to build the first hydrogen refueling station in Tokyo. Shell is an important partner in this project that is sponsored by the Japanese government and will provide hydrogen to a fleet of prototype vehicles. The Group acquired an equity stake in QuestAir Technologies Inc (Group interest 10.6%) that is developing technology to purify hydrogen. It is vital to develop this technology if hydrogen is to become commercially available on a wide scale. Work also continued with joint venture partners on the development of commercially attractive fuel cells and on developing safe and convenient hydrogen storage systems.

Discussion and Analysis of Financial Condition and Results of Operations     53

2001

In 2001, research intensified into the technologies that could underpin the future transformation away from fossil fuels and towards a hydrogen and fuel cell-based economy. Shell Hydrogen continued to develop its presence in a number of promising technological areas. Four joint ventures were created, two of which were private capital joint ventures to invest in emerging companies concentrating on promising hydrogen and fuel cell technology. The remaining two focused on existing technology. One commercialising hydrogen-producing fuel processors while the other focusing on metal hydride hydrogen storage tanks.

CORPORATE

2002

Adjusted earnings for 2002 showed a loss of $751 million compared with a loss of $320 million in the previous year. The increased loss is mainly a result of higher net interest costs.

2001

In 2001, adjusted losses of $320 million showed a $317 million improvement over the $637 million loss recorded in 2000, reflecting reduced net interest expense from a year earlier and favourable currency exchange effects. The special charges in 2000 mainly related to the endowment of The Shell Foundation.

LIQUIDITY AND CAPITAL RESOURCES

Statement of Cash Flows

The net effect of the flow of funds for 2002 was a decrease of $5.1 billion in cash and cash equivalents.

Cash flow generated by operations decreased from $16.9 billion in 2001 to $16.4 billion in 2002. Within cash flow used in investing activities (net $20.7 billion), capital expenditure and new investments in associates increased from $10.7 billion to $22.4 billion, mainly due to acquisitions (see below). There were proceeds from sales of assets and disposals of investments in associates of $1.6 billion; in 2001 such proceeds amounted to $1.8 billion. Dividends of $7.0 billion were paid in 2002 to the Parent Companies, Royal Dutch and Shell Transport, a decrease of $2.4 billion compared with 2001 due to lower share buybacks by the Parent Companies. In addition, there was a net drawdown in debt of $6.7 billion, due mainly to the acquisitions.

Capital investment

Group companies’ capital expenditure, exploration expense, new investments in associated companies and other investments increased by $12.8 billion to $24.6 billion in 2002, mainly as a result of the acquisitions of Enterprise Oil, Pennzoil-Quaker State, DEA and additional interests in Equilon and Motiva. Exploration and Production expenditure, at $14.1 billion (2001: $8.0 billion), accounted for more than half of this total. Oil Products investment totalled $7.9 billion (2001: $1.5 billion). Chemicals investment was $0.8 billion (2001: $0.8 billion), while Gas & Power accounted for $0.7 billion (2001: $0.8 billion).

Capital investment in 2003 is estimated to be approximately $12 billion. Spending will continue to be subjected to investment discipline, stringent project selection and the need to balance profitability with growth. Exploration and Production will continue to be the major element. It is expected that the Group companies’ investments will be financed from internally generated funds.

Financial condition

Cash, cash equivalents and short-term securities were $1.6 billion at the end of 2002, down $5.1 billion on 2001, whilst the total of short and long-term debt increased by $13.9 billion to $19.7 billion. The debt ratio increased from 8.9% in 2001 to 23.6% in 2002, within the desired gearing range.

Net assets increased by $3.9 billion to $60.1 billion during 2002. Fixed and other long-term assets increased by $31.0 billion to $112.1 billion. Net current liabilities increased by $11.6 billion to $14.6 billion. During 2002, the Group increased its Medium Term Note and Commercial Paper Facilities to a total of $26 billion. These facilities, together with available funds, offer ample flexibility to meet working capital needs.

The following table summarises the Group’s principal contractual obligations and commercial commitments as of December 31, 2002. Please also refer to Notes 15, 16 and 18 to the Financial Statements.

54     Discussion and Analysis of Financial Condition and Results of Operations

Payments due by period

					$ billion
		Less than			After
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt	8.5	2.2	2.1	3.4	0.8
Leasing arrangements	9.4	2.0	2.1	1.3	4.0
Long-term purchase obligations	9.1	0.6	1.1	1.0	6.4
Long-term power capacity obligations	6.9	0.2	0.6	0.7	5.4
Other long-term liabilities	6.1	—	3.7	1.5	0.9

Total	40.0	5.0	9.6	7.9	17.5

Environmental and decommissioning costs

Group companies are present in over 145 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to implement a health, safety and environmental management system that is suited to its particular circumstances.

The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of wastes at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2002 for Group companies, based on allocations and managerial judgement, is $1.1 billion (2001: $0.6 billion). Expenditures of a capital nature to limit or monitor hazardous substances or releases include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgements which develop over time. Consistent with the preceding, estimated environmental capital expenditures made by companies with major capital programmes during 2002 were $0.8 billion (2001: $0.4 billion). Those Group companies are expected to incur environmental capital costs of at least $0.8 billion during both 2003 and 2004. It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies’ future earnings, since this will depend amongst other things on the ability to recover the higher costs from customers and through fiscal incentives offered by governments. Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies’ earnings. These risks are comparable to those faced by other companies in similar businesses. At the end of 2002, the total liabilities being carried for environmental clean-up were $797 million (2001: $454 million). In 2002, there were payments of $139 million and increases of provisions of $120 million. Provisions being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, amounted to $3,528 million (2001: $2,615 million).

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

Established review and reporting processes bring risk management into greater focus and enable the Conference (meetings between the members of the Supervisory Board and the Board of Management of Royal Dutch and the Directors of Shell Transport) regularly to review the overall effectiveness of the system of internal control and to perform a full annual review of the system’s effectiveness.

At Group level and within each business, risk profiles which highlight the perceived impact and likelihood of significant risks are reviewed each quarter by the Committee of Managing Directors and by the Conference. Each risk profile is supported by a summary of key controls and monitoring mechanisms. A risk-based approach to internal control continues to be embedded within the businesses. In addition, non-Shell operated ventures and affiliates are encouraged to adopt processes consistent with the Group’s approach.

Discussion and Analysis of Financial Condition and Results of Operations     55

The Group’s approach to internal control also includes a number of general and specific risk management processes and policies. Within the essential framework provided by the Statement of General Business Principles, the Group’s primary control mechanisms are self-appraisal processes in combination with strict accountability for results. These mechanisms are underpinned by controls including Group policies, standards and guidance material that relate to particular types of risk, structured investment decision processes, timely and effective reporting systems and performance appraisal.

Examples of specific risk management processes include the Group Issue Identification and Management System, by which reputation risks are identified and monitored. A common Health, Safety and Environment (HSE) Policy has been adopted by Shell companies. All companies have HSE management systems in place and for major installations the environmental component of such systems has been certified to international standards. The Group Financial Control Handbook establishes standards applicable across the Group on the application of internal financial controls. The management of particular risks related to property, liability and treasury is described separately opposite.

A procedure for reporting business control incidents enables management and the Group Audit Committee to monitor incidents arising as a result of control breakdowns and to ensure appropriate follow-up actions have been taken. Lessons learned are captured and shared as a means of improving the Group’s overall control framework.

A formalised self-appraisal and assurance process has been in place for many years. The process was reviewed and updated in 2002. Each year the management of every business unit provides assurance as to the adequacy of financial controls and reporting, treasury management, risk management, HSE management and the Statement of General Business Principles, as well as other important topics. Any business integrity concerns or instances of bribery or illegal payments are to be reported. The results of this process and any qualifications made are reviewed by the Group Audit Committee and support representations made to the external auditors.

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

Treasury and trading risks

As further discussed in Note 28 on page G33, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has Treasury Guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

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

56     Discussion and Analysis of Financial Condition and Results of Operations

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

Other than in exceptional cases, the use of derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.

Supplementary information on derivatives and other financial instruments and derivative commodity instruments is given on pages G37 to G49.

Pension funds

The estimated actuarial valuation of the Group’s four main pension funds in aggregate at end 2002 shows a modest surplus of assets over liabilities. This actuarial valuation, rather than the Group accounting policy FAS87 measure (Note 20 to the Financial Statements), is the basis on which the funds’ trustees steer the funds and define the required contributions from the member companies.

Employees

Overall, the number of employees in the Group has increased by over 25% during the year primarily as a result of the acquisitions in the Oil Products business (Equilon, Pennzoil-Quaker State and DEA). Further increases resulted from the consolidation of former associate companies, the start-up of new operations and from business expansion. These were only partially offset by the conversion of certain retail operations to an agency basis. Further streamlining across the Group will continue, due to the integration of acquisitions and the ongoing restructuring of companies across the Group.

Research and development costs

The Group’s research and development (R&D) programmes are designed to enable the Group to reduce costs and improve operations. Total R&D expenses for 2002 were $472 million, compared with $387 million for 2001.

Cautionary statement

The Operational and Financial Review and other sections of this Report contain forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Discussion and Analysis of Financial Condition and Results of Operations     57

Royal Dutch Petroleum Company

CONTROL OF REGISTRANT

Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government.

Ordinary shares and priority shares

The General Meeting of Shareholders held on May 16, 2002, adopted a resolution to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. The new nominal (par) value of the priority shares is €448 each and of the ordinary shares €0.56 each. The rights of the holders of the ordinary shares have not been impaired. Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of €0.56 each, approximately 73.5% is in bearer form; the remainder is registered. As at March 3, 2003, no interests had been notified to the Company in 5% or more of the Company’s issued ordinary share capital. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management — Share Ownership” on page 65.

Royal Dutch has 1,500 priority shares outstanding. Each of the members of the Supervisory Board and each Managing Director is the holder of six priority shares. Taken together, the members of the Supervisory Board and the Managing Directors hold 66 priority shares. The other 1,434 priority shares were held, as at March 3, 2003, by the Royal Dutch Priority Shares Foundation. The Board of the Foundation consists of all the members of the Supervisory Board and the Managing Directors of Royal Dutch. The important special rights attaching to these shares are as follows:

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

At March 3, 2003, there were outstanding 522,321,706 shares of New York Registry representing approximately 24.9% of the ordinary share capital of Royal Dutch, held by approximately 19,000 holders of record.

58     Royal Dutch Petroleum Company

The following tables set forth the high and low prices for Royal Dutch €0.56 par value ordinary shares on Euronext Amsterdam and for Royal Dutch shares of New York Registry on the New York Stock Exchange for the periods specified:

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

1998	56.95	36.57	60.38	39.75
1999	64.10	34.90	67.38	39.56
2000	75.90	51.51	65.69	50.44
2001	73.48	43.72	64.15	39.75
2002	63.20	39.21	57.30	38.60

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

2001
1st Quarter	68.59	60.95	64.15	53.63
2nd Quarter	73.48	59.01	62.46	53.30
3rd Quarter	69.10	43.72	59.09	39.75
4th Quarter	60.23	51.75	54.48	45.62
2002
1st Quarter	62.80	52.50	55.48	46.62
2nd Quarter	63.20	51.95	56.34	50.48
3rd Quarter	58.80	39.21	57.30	38.60
4th Quarter	46.30	40.23	44.93	39.76

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
Period	€	€	$	$

2002
July	58.80	40.26	57.30	39.65
August	48.70	41.41	47.22	40.99
September	46.43	39.21	44.98	38.60
October	46.30	40.23	44.75	39.76
November	44.90	42.00	44.93	42.13
December	44.41	41.00	44.50	41.80
2003
January	44.58	35.86	46.88	38.91
February	39.44	35.32	42.09	38.26

ARTICLES OF ASSOCIATION

The following are brief summaries of certain provisions of the Articles of Association of Royal Dutch and of Dutch law. Such descriptions do not purport to be complete and are qualified in their entirety by reference to Royal Dutch’s Articles of Association, Book 2 of the Netherlands Civil Code and other Dutch laws. A copy of Royal Dutch’s Articles of Association translated into English has been filed as an exhibit to this Annual Report on Form 20-F.

General

Royal Dutch was founded in the Netherlands on June 16, 1890 and is registered with the Commercial Register in The Hague, the Netherlands under number 27002690. The object of Royal Dutch, as described in Article 2 of its Articles of Association, is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas, chemical industry, in mining, power generation and distribution,

Royal Dutch Petroleum Company     59

renewables or in one or more other branches of business. Royal Dutch is further entitled in general to do all that is necessary for the attainment of its object or that is connected therewith in the widest sense.

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

Out of the profit which is available for distribution, there shall first be distributed on each priority share an amount equal to 4 per cent of its par value. The balance of profit available for distribution then remaining is distributed to the holders of ordinary shares, unless the General Meeting of Shareholders resolves that the whole or part of such profit be carried forward to the following year. Shares acquired and held by Royal Dutch in its own capital are not included in the profit distribution calculation and no distributions are made thereon.

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

Pursuant to Royal Dutch’s Articles of Association, for each ordinary share with a nominal (par) value of €0.56, one vote may be cast at a General Meeting of Shareholders. For each priority share with a nominal (par) value of €448 eight hundred votes may be cast.

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

Provisions, which would delay, defer or prevent a change of control

None, other than the provisions regarding the rights of holders of priority shares as described in “Control of Registrant — Ordinary shares and priority shares”.

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

TAXATION

Income tax

Royal Dutch is generally required by Dutch law to withhold tax at a rate of 25% on dividends. Under the current income tax convention between the United States and the Netherlands, dividends paid by a Dutch corporation to an individual resident of the United States, a corporation organised under the laws of the United States (or of any state or territory thereof) or any other legal person subject to US Federal income tax with respect to its worldwide income (a “US shareholder”) that qualifies for benefits under the convention are generally subject to Dutch withholding tax at a reduced rate of 15% of the amount of the dividend (provided the shares on which the dividend is paid are not part of the business property of a permanent establishment of the shareholder in the Netherlands). In general, the entire dividend (including the withheld amount) will be dividend income to the US shareholder, not eligible for the dividends received deduction allowed to corporations, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s US income taxes or a deduction subject to certain limitations. Under a provision of the Dutch dividend tax act, Royal Dutch will apply a credit (up to a maximum of 3% of the gross dividend amount) against the amount of the dividend tax withheld before remittance to the Dutch tax authorities. For the 2002 final dividend this credit is 3% of the gross dividend from which dividend tax is withheld. The benefit of this credit is passed to the Group in accordance with the arrangements between Royal Dutch and Shell Transport. Because of this credit, the US tax authorities may take the view that the Dutch withholding tax eligible for credit or a deduction by a US shareholder against its US income tax liability should be limited accordingly. Under said convention, some US organisations that are generally exempt from US Federal income tax and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits are exempt at source from withholding tax on dividends received

62     Royal Dutch Petroleum Company

from a Dutch corporation. Under the income tax convention between the United States and the Netherlands rules relating to the qualification of pension funds have been issued. These rules determine the treatment under said convention. US organisations that are exempt from US Federal income tax, that are operated exclusively for religious, charitable, scientific, educational or public purposes and that would be exempt from tax in the Netherlands if they were organised, and carried on all their activities, therein, are subject to withholding tax but may file for a full refund.

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

The Managing Directors, members of the Supervisory Board and officers of Royal Dutch at March 3, 2003, were:

Managing Directors
Jeroen van der Veer President

Born October 27, 1947. A Dutch citizen. A Managing Director of the Company since 1997 and President since 2000. A Group Managing Director since 1997. Joined the Group in 1971 in refinery process design and held a number of positions in refining and marketing in the Netherlands, Curaçao and the UK. Area Co-ordinator Sub-Saharan Africa 1990—92 and a Managing Director of Shell Nederland with responsibility for the Pernis refinery and petrochemical complexes at Pernis and Moerdijk as well as the chemicals business 1992—95. President and Chief Executive Officer of Shell Chemical Company in the USA 1995—97. A member of the Supervisory Board of De Nederlandsche Bank and an Advisory Director to Unilever.

Malcolm Brinded

Born March 18, 1953. A UK citizen. A Managing Director of the Company since July 2002. A Group Managing Director since July 2002. Joined the Group in 1974. Held various positions in the Netherlands, Brunei, Oman and the UK. General Manager of Shell U.K. Exploration and Production in Aberdeen 1998—2001. Country Chairman in the UK 1999—2002. Director of Planning, Environment and External Affairs at Shell International Ltd. 2001—02.

Walter van de Vijver

Born November 1, 1955. A Dutch citizen. A Managing Director of the Company since 2001. A Group Managing Director since 2001. Joined the Group in 1979 as a petroleum engineer. Worked in Exploration and Production in Qatar, Oman, the USA, the UK and the Netherlands. General Manager Brent Business Unit of Shell U.K. Exploration and Production in Aberdeen 1993—97. Chief Executive Officer of Shell International Gas Ltd. and Chief Executive Officer of Shell Coal International Ltd. in London 1997—98. President and Chief Executive Officer of Shell Exploration & Production Company in the USA 1998—2001.

Supervisory Board
Aad Jacobs Chairman

Born May 28, 1936. A Dutch citizen. Chairman of the Supervisory Board since July 2002 and a member of the Supervisory Board since 1998. Due to retire by rotation in 2003. A member of the Board of Management of ING Group 1991—98 and its Chairman 1992—98. Chairman of the Supervisory Boards of Joh. Enschedé and Imtech. Vice-Chairman of the Supervisory Boards of Buhrmann and VNU and a member of the Supervisory Boards of Euronext, IHC Caland and ING Group.

Maarten van den Bergh

Born April 19, 1942. A Dutch citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2004. A Managing Director of the Company 1992—2000 and President 1998—2000. A Group Managing Director 1992—2000. Chairman of the Board of Directors of Lloyds TSB and a member of the Boards of Directors of British Telecom and British Airways.

Jonkheer Aarnout Loudon

Born December 10, 1936. A Dutch citizen. A member of the Supervisory Board since 1997. Due to retire in 2007. A member of the Board of Management of Akzo (which became Akzo Nobel in 1994) 1977—94 and its Chairman 1982—94. A member of the First Chamber of the Dutch Parliament 1995—99. Chairman of the Supervisory Boards of ABN AMRO Bank and Akzo Nobel and a member of the International Advisory Board of Allianz.

Professor Hubert Markl

Born August 17, 1938. A German citizen. A member of the Supervisory Board since July 2002. Due to retire by rotation in 2007. President of the Max-Planck-Gesellschaft 1996—2002. Professor of biology at the University of Constance since 1974. A member of the Supervisory Boards of Aventis, BMW and Münchener Rückversicherungsgesellschaft.

Professor Joachim Milberg

Born April 10, 1943. A German citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2005. A member of the Board of Management of BMW 1993—2002 and its Chairman 1999—2002. A member of the Supervisory Boards of Allianz Versicherungs-AG, BMW, John Deere & Company and MAN.

Lawrence Ricciardi

Born August 14,1940. A US citizen. A member of the Supervisory Board since 2001. Due to retire by rotation in 2006. President of RJR Nabisco 1993—95. Senior Vice-President and General Counsel of IBM 1995—2002. Senior Advisor to Jones Day and Lazard Frères & Co. A member of the Board of Directors of The Reader’s Digest Association.

64     Royal Dutch Petroleum Company

Henny de Ruiter

Born March 3, 1934. A Dutch citizen. A member of the Supervisory Board since 1994. Due to retire in 2004. A Managing Director of the Company 1983—94. A Group Managing Director 1983—94. Chairman of the Supervisory Boards of Royal Ahold, Univar and Wolters Kluwer. Vice-Chairman of the Supervisory Board of Aegon and a member of the Supervisory Board of Heineken.

Jan Timmer

Born February 20, 1933. A Dutch citizen. A member of the Supervisory Board since 1996. Due to retire in 2003. President and Chairman of the Board of Management of Royal Philips Electronics 1990—96. Chairman of the Supervisory Board of PSV. A member of the Supervisory Board of ING Group.

General Attorney
Robbert van der Vlist

Born February 20, 1944. A Dutch citizen. Joined the Group in 1970 as a Legal Adviser. General Attorney of the Company since 1987.

Nominations

The Supervisory Board and the Board of Directors will propose to the General Meeting of Shareholders of Royal Dutch, to be held on April 23, 2003, to appoint Rob Routs as a Managing Director of Royal Dutch with effect from July 1, 2003.

The Supervisory Board and the Board of Directors will propose to the General Meeting of Shareholders of Royal Dutch, to be held on April 23, 2003, to appoint Wim Kok to the Supervisory Board of Royal Dutch with effect from July 1, 2003.

Aad Jacobs will retire by rotation as member of the Supervisory Board effective July 1, 2003, but it will be recommended to the General Meeting of Shareholders that he be re-elected. Jan Timmer will retire as member of the Supervisory Board effective July 1, 2003.

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

Share Ownership

The interests in ordinary shares of Royal Dutch, including outstanding share options, of the members of the Supervisory Board and the Managing Directors of Royal Dutch at March 3, 2003, were:

	Share options[a]		Ordinary shares

Supervisory Board
Aad Jacobs	—		0
Maarten van den Bergh[b]	37,950		4,000
Jonkheer Aarnout Loudon	—		75,000
Professor Hubert Markl	—		0
Professor Joachim Milberg	—		0
Lawrence Ricciardi	—		0
Henny de Ruiter	—		0
Jan Timmer	—		0
Managing Directors
Jeroen van der Veer	270,850		9,012
Malcolm Brinded	50,000	[c]	2,500
Walter van de Vijver	187,000		10,668

a	Additional information is included in the Notes to the Royal Dutch Financial Statements under “Remuneration — Long-term incentives” on pages R8 and R9.

b	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

c	Excluding 713,900 options on Shell Transport shares.

Royal Dutch Petroleum Company     65

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

The members appointed by the Supervisory Board of Royal Dutch are Aad Jacobs (Chairman of the Committee), Henny de Ruiter and Jan Timmer; the members appointed by the Board of Shell Transport are Sir Peter Burt, Luis Giusti and Nina Henderson.

Remuneration and Succession Review Committee

In 1967 the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Remuneration Committee. Following restatement of its terms of reference in 1980, this Committee was renamed the Remuneration and Succession Review Committee. The functions of the Committee are to make recommendations on all forms of remuneration with respect to Group Managing Directors and to review matters relating to the succession to the positions of Group Managing Directors.

The members appointed by the Supervisory Board of Royal Dutch are Jonkheer Aarnout Loudon (Chairman of the Committee), Professor Joachim Milberg and Henny de Ruiter; the members appointed by the Board of Shell Transport are Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart.

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

Shell companies have long been open about the values and principles which guide them, and the Group’s Statement of General Business Principles has been publicly available since 1976. The latest revision followed extensive internal and external consultation. The Statement of General Business Principles includes commitments to support fundamental human rights and to contribute to sustainable development.

The Annual Report and Accounts 2002 is distributed together with a copy of The Shell Report 2002 — Meeting the energy challenge, which reviews how Group companies are living up to the Group’s Business Principles and contributing to sustainable development.

Code of Ethics

For the guidance of principal executives and senior finance officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and Officers

The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors and officers of Royal Dutch as a group by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2002, was €8,294,688. In addition, €1,135,727 was paid during 2002 for service during the fiscal year ended December 31, 2001. The aggregate amount set aside to provide pension, retirement and similar benefits for Managing Directors and officers of Royal Dutch by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2002, was a credit of €163,788. Reference is made to the information given in the Remuneration section on pages R7 to R13 relating to emoluments of the members of the Board of Management and the Supervisory Board.

     None of the Managing Directors and members of the Supervisory Board of Royal Dutch have service contracts with Royal Dutch, their employing company or any other Group company providing for benefits upon termination.

66     Royal Dutch Petroleum Company

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

The securities of Royal Dutch involved in the plans as of March 3, 2003, are 30,006,028 issued and outstanding ordinary shares.

The number of ordinary shares of Royal Dutch under option at March 3, 2003, and the option prices of the shares at the dates the options were granted, per share and in total, were as follows:

Plan		Exercise price[a]

	Number of shares	Average		Term
	under option	per share	Total	(expiration dates)

Shell Petroleum N.V	12,689,390	€60.31	€765,344,026	10 years
				(10/12/07—13/11/12)
The Shell Petroleum Company Limited	6,249,361	€59.69	€373,037,036	10 years
				(10/12/07—13/11/12)
Shell Oil Company	3,460,272	$52.95	$183,226,608	10 years
				(01/03/10—21/12/10)
Shell Petroleum Inc.	10,919,958	$56.75	$619,727,128	10 years
				(01/03/10—14/11/12)

a	Euro-denominated exercise prices prior to the fixing of the euro conversion rate in January 1999 are derived from the quotient of guilder prices and the fixed guilders-per-euro conversion rate of 2.20371.

The Global Employee Share Purchase Plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport Shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch Shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan. At March 3, 2003, Group companies held 3,302 Royal Dutch ordinary shares (2002: 25,927) in connection with this plan.

No issue of new shares is involved under any of the plans mentioned above.

CONTROLS AND PROCEDURES

As of 25 February 2003 (the “Evaluation Date”) Royal Dutch conducted an evaluation (under the supervision and with the participation of the Committee of Managing Directors), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Royal Dutch disclosure controls and procedures. Based on this evaluation, the President and Managing Director of Royal Dutch and the Director of Finance concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Royal Dutch in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

Royal Dutch Petroleum Company     67

The “Shell” Transport and Trading Company,
Public Limited Company

CONTROL OF REGISTRANT

Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of March 3, 2003, there were the following interests in more than 3% of the issued Ordinary share capital of Shell Transport. Barclays PLC (more than 3% but less than 4%); this interest has subsisted since December 2002. Legal & General Group Plc (more than 3% but less than 4%); this interest has subsisted since January 2003. Between May 2001 and March 2002 The Capital Group Companies Inc. held more than 3% but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of March 3, 2003 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management — Share Ownership” on page 76.

NATURE OF TRADING MARKET

The principal trading market for the Ordinary shares of Shell Transport is the London Stock Exchange. Shell Transport Ordinary shares are also listed and traded on stock exchanges in Belgium, France and Germany. Shell Transport Ordinary shares are traded in registered or bearer form, but predominantly in registered form.

American Depositary Receipts representing New York Shares are listed and traded on the New York Stock Exchange and are also admitted to unlisted trading privileges on the Boston, Cincinnati, Midwest, Pacific and Philadelphia Stock Exchanges. The depositary receipts are issued and exchanged at the office of The Bank of New York, 101 Barclay Street, New York, NY 10286, as depositary under a deposit agreement between Shell Transport and the depositary and the holders of receipts.

Each New York Share represents six 25p Ordinary shares of Shell Transport deposited under the deposit agreement. At March 3, 2003, there were outstanding 48,414,148 New York Shares representing approximately 3.00% of the Ordinary share capital of Shell Transport, held by 1,876 holders of record.

At March 3, 2003 there were 3,320,907 Ordinary shares of 25p each representing approximately 0.03% of the Ordinary share capital of Shell Transport held by 884 holders of record registered with an address in the United States.

The following tables set forth the high and low closing sales prices for Shell Transport’s registered Ordinary shares (of 25p nominal value) on the London Stock Exchange and for Shell Transport’s New York Shares (of £1.50 nominal value) on the New York Stock Exchange for the periods specified:

	London		New York

	High	Low	High	Low
Period	£	£	$	$

1998	4.64	3.16	46.50	31.00
1999	5.41	3.04	52.56	30.50
2000	6.27	4.12	54.06	40.00
2001	6.38	4.30	53.65	38.72
2002	5.41	3.70	47.03	34.59

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2001
1st Quarter	6.01	5.25	52.44	46.35
2nd Quarter	6.38	5.39	53.65	45.70
3rd Quarter	6.00	4.30	50.97	38.72
4th Quarter	5.49	4.49	47.90	39.38
2002
1st Quarter	5.26	4.51	44.87	38.48
2nd Quarter	5.41	4.67	47.03	41.99
3rd Quarter	5.09	3.70	46.70	34.59
4th Quarter	4.28	3.81	40.02	35.56

68     The “Shell” Transport and Trading Company, Public Limited Company

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2002
July	5.09	3.80	46.70	35.30
August	4.60	4.06	41.85	37.27
September	4.34	3.70	39.23	34.59
October	4.28	3.81	40.02	35.56
November	4.19	3.99	39.33	37.34
December	4.16	3.91	38.96	37.43
2003
January	4.21	3.50	41.05	34.40
February	3.79	3.45	36.99	34.01

At March 3, 2003 there were 350 First Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 2 holders of record registered with an address in the United States of America. At the same date there were 1,375 Second Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 7 holders of record registered with an address in the United States of America. (Reference is made to page S7 for additional information on the Preference shares).

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

Directors

Under the Articles of Association of Shell Transport:

(1)	a Director shall not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;

(2)	the Directors may exercise Shell Transport’s power to borrow provided that the borrowings of Shell Transport and its subsidiaries (if any) shall not without the consent of an ordinary resolution of shareholders of Shell Transport exceed the nominal amount of the issued and paid-up share capital of Shell Transport;

(3)	Directors over age 70 must retire at each Annual General Meeting, but are eligible for re-election;

(4)	Directors are not required to hold shares of Shell Transport to be qualified.

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

The “Shell” Transport and Trading Company, Public Limited Company     69

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

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend and rank in priority to Ordinary shares. The fixed dividend on the First Preference shares is payable at the rate of 5.5% per annum and the fixed dividend on the Second Preference shares is payable at the rate of 7% per annum. On a winding-up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six month period preceding the repayment or winding-up) but do not have any further rights of participation in the profits or assets of Shell Transport.

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

70     The “Shell” Transport and Trading Company, Public Limited Company

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

(c)	Rights in a winding-up

Upon Shell Transport’s winding-up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits”on pages 69 and 70) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

(d)	Redemption provisions

The Ordinary shares and the Preference shares are not subject to any redemption provisions.

(e)	Sinking fund provisions

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

The “Shell” Transport and Trading Company, Public Limited Company     71

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

72     The “Shell” Transport and Trading Company, Public Limited Company

2002 Dividends

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

Stamp Duty Reserve Tax

The United Kingdom Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to in the third paragraph under the Item entitled “Nature of trading market” on page 68, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

MANAGEMENT

The business of Shell Transport is managed by a Board of Directors of not less than three and not more than 20 in number. There are 11 Directors in office, of whom two are Managing Directors. Managing Directors are appointed by the Board from among the members of the Board. Pursuant to Shell Transport’s Articles of Association, a minimum of one third of the Directors (or if their number is not a multiple of three, the number nearest to one third) shall retire by rotation at each Annual General Meeting of Shareholders. The Directors to retire by rotation on each occasion shall be those of the Directors who held office at the time of the two preceeding annual general meetings and who did not retire at either of them. If the number of Directors so retiring is less than the minimum additional Directors up to that number shall retire. The additional Directors to retire on each occasion shall be the Directors who have been longest in office, and if some Directors have been in office for an equal period of time, the Director(s) to retire shall (unless they otherwise agree between themselves) be chosen by lot. In 2003 four Directors will retire at the Annual General Meeting in accordance with these arrangements. Directors appointed by the Board vacate office at the next Annual General Meeting and offer themselves for election. Under the Articles of Association of Shell Transport such new Directors are not included in the number of Directors liable to retire by rotation at the next Annual General Meeting. Sir Peter Burt and Sir John Kerr will be vacating office and offering themselves for election at the Annual General Meeting in accordance with this provision.

The “Shell” Transport and Trading Company, Public Limited Company     73

The Directors, Managing Directors and officers of Shell Transport at March 3, 2003, were:

Managing Directors
Sir Philip Watts KCMG Chairman

Born June 25, 1945. A UK citizen. A Director and a Managing Director of Shell Transport since July 1, 1997 and Chairman since July 1, 2001. A Group Managing Director since 1997. Joined the Group as a seismologist in 1969, and held positions in Asia Pacific and Europe leading to Exploration Director, Shell UK 1983–85. Head of various Exploration and Production functions in The Hague 1985–91. Chairman and Managing Director in Nigeria 1991–94, and Regional Co-ordinator, Europe 1994–95. Director Planning, Environment and External Affairs, Shell International 1996–97. Chief Executive Officer, Exploration and Production 1997–2001. Currently Chairman of the Executive Committee of the World Business Council for Sustainable Development. Also Chairman of the International Chamber of Commerce’s UK governing body and Trustee of the Saïd Business School Foundation, University of Oxford.

Paul Skinner

Born December 24, 1944. A UK citizen. A Director and a Managing Director of Shell Transport and a Group Managing Director since January 1, 2000. Chief Executive Officer, Oil Products since 1999. Joined the Group as a student in 1963 and then worked in Chemicals from 1966 in sales and marketing assignments in the UK, Greece and Nigeria. Moved to the oil business in 1979, holding a succession of senior roles in the UK, New Zealand and Norway. President, Shell International Trading Company, 1991–95 and additionally responsible for the shipping business 1995–96. Director, Strategy and Business Services, Oil Products 1996–98. President, Shell Europe Oil Products 1998–99. Currently a non-executive Director of Rio Tinto plc and Rio Tinto Limited and a member of the Board of INSEAD, the European/Asian business school.

Non-executive Directors
Teymour Alireza

Born September 7, 1939. A Saudi Arabian citizen. A Director of Shell Transport since November 12, 1997. President and Deputy Chairman, The Alireza Group. Chairman National Pipe Company Ltd, Saudi Arabia. Director Arabian Gulf Investments (Far East) Ltd, Hong Kong and of Riyad Bank Saudi Arabia. Member of the International Board of Trustees of the World Wide Fund for Nature.

Sir Peter Burt FRSE

Born March 6, 1944. A UK citizen. A Director of Shell Transport since July 25, 2002. Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland 2001–03. Group Chief Executive of Bank of Scotland 1996–2001. Joined the Bank of Scotland in 1975. Chief General Manager of the Bank 1988–96. Worked in the computer industry in the USA and the UK 1968–74. A Director of a number of charitable organisations.

Dr Eileen Buttle CBE

Born October 19, 1937. A UK citizen. A Director of Shell Transport since July 8, 1998. Retired in 1994 from a career of public scientific appointments. Member of a number of Government and EU advisory committees of environmental aspects of national and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti

Born November 27, 1944. A Venezuelan citizen. A Director of Shell Transport since September 13, 2000. Joined the Venezuelan Shell oil company in 1966, and the Venezuelan state oil company, Petroleos de Venezuela, SA (PDVSA) in 1976. Chairman and CEO of PDVSA 1994–99. Currently a Senior Adviser at the Center for Strategic and International Studies in Washington DC and also acts as a consultant in oil and energy.

Mary (Nina) Henderson

Born July 6, 1950. A US citizen. A Director of Shell Transport since May 17, 2001. 1972–2001 wide experience in marketing consumer goods with Bestfoods, a major US foods company, rising to President of a major division and Corporate Vice President responsible for worldwide core business development. Currently a non-executive Director of Pactiv Corporation, AXA Financials Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

74     The “Shell” Transport and Trading Company, Public Limited Company

Sir Peter Job KBE

Born July 13, 1941. A UK citizen. A Director of Shell Transport since August 2, 2001. Chief Executive of Reuters plc, 1991–2001 following wide experience in that company from 1963 in Latin America, Africa, Asia and the Middle East. Currently a non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc, Multex.com, Inc and a member of the Supervisory Board of Deutsche Bank AG and of Bertelsmann AG.

Sir John Kerr GCMG

Born February 22, 1942. A UK citizen. A Director of Shell Transport since July 25, 2002. Member of United Kingdom Diplomatic Service 1966–2002 and Head of the Service 1997–2002. Principal Private Secretary to the Chancellor of the Exchequer 1981–84. UK Permanent Representative to the EU 1990–95. British Ambassador to the United States 1995–97. Foreign Office Permanent Under Secretary of State 1997–2002. Secretary-General of the Convention, chaired by President Giscard d’Estaing, on future EU institutional arrangements. Currently a non-executive Director of Scottish American Investment Trust plc; Trustee of National Gallery and of Rhodes Trust.

Sir Mark Moody-Stuart KCMG

Born September 15, 1940. A UK citizen. A Director pf Shell Transport since July 1, 1991. Chairman 1997–2001 and a Group Managing Director 1991–2001. A non-executive Director since July, 2001. Currently Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General’s Advisory Council for the Global Compact.

Lord Oxburgh KBE FRS

Born November 2, 1934. A UK citizen. A Director of Shell Transport since January 10, 1996. Scientific and University appointments 1960–88. Chief Scientific Adviser, Ministry of Defence 1988–93. Rector, Imperial College of Science, Technology and Medicine, 1993–2001. Currently Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.

Company Secretary
Jyoti Munsiff

Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

Directors offering themselves for election or re-election

The Directors retiring by rotation at the Annual General Meeting to be held on April 23, 2003 are: Sir Philip Watts, Mr Teymour Alireza, Sir Mark Moody-Stuart and Mr Paul Skinner. All will offer themselves for re-election. Sir Peter Burt and Sir John Kerr were appointed as Directors by the Board with effect from July 25, 2002 and will be vacating office and offering themselves for election by the shareholders at the Annual General Meeting.

The Board will recommend to the Annual General Meeting the election of Ms Judith Boynton as a Director of the Company with effect from July 1, 2003, it is intended that she will be appointed a Managing Director of the Company. Ms Boynton is currently the Director of Finance and Chief Financial Officer for the Royal Dutch/Shell Group of Companies, which roles she will retain.

Mr Paul Skinner will be retiring after 40 years service with the Royal Dutch/Shell Group of Companies on September 30, 2003.

Arrangements and/or relationships between Directors and officers

There are no arrangements or understandings between Directors or officers and any other person pursuant to which they were selected as Directors or officers. There are no family relationships between any Director or executive officer and any other Director or executive officer.

The “Shell” Transport and Trading Company, Public Limited Company     75

Share Ownership

Directors of Shell Transport had the following beneficial interests in Shell Transport at March 3, 2003:

	Share Options[a]	25p Ordinary shares

Managing Directors
Sir Philip Watts	2,003,001	66,723
Paul Skinner	1,803,151	60,502
Non-executive Directors
Teymour Alireza	—	29,093
Sir Peter Burt	—	10,000
Dr Eileen Buttle	—	3,400
Luis Giusti	—	—
Nina Henderson	—	9,000
Sir Peter Job	—	—
Sir John Kerr	—	10,000
Sir Mark Moody-Stuart	927,800	600,000
Lord Oxburgh	—	5,829

a	Additional information is included in the Notes to the Shell Transport Financial Statements under “Remuneration Report — Share options” on page S14.

Directors’ share interests in Shell Transport under the Deferred Bonus Planb

The interests of Directors in the Ordinary shares of Shell Transport pursuant to the Deferred Bonus Plan at March 3, 2003:

	25p Ordinary shares

		Matching/
	2001 Bonus	dividend	Total
	deferred	awards	Dec 31, 2002	Release date

Sir Philip Watts	28,455	15,374	43,829	11.03.05
Paul Skinner	21,138	11,421	32,559	11.03.05

b	Additional information is included in the notes to the Shell Transport Financial Statements under “Remuneration Report — Base Salary and fees” on page S9.

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

The Directors of Shell Transport appointed to the Committee are currently Sir Peter Burt, Luis Giusti and Nina Henderson; the members appointed by the Supervisory Board of Royal Dutch are currently Aad Jacobs (Chairman of the Committee), Henny de Ruiter and Jan Timmer.

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

76   The “Shell” Transport and Trading Company, Public Limited Company

The members appointed by the Board of Shell Transport are currently Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart; the members appointed by the Supervisory Board of Royal Dutch are currently Jonkheer Aarnout Loudon (Chairman of the Committee), Professor Joachim Milberg and Henny de Ruiter. The Chairman of the Committee is currently an appointee of Royal Dutch and Sir Peter Job has been nominated by the Board of Shell Transport to respond at the Annual General Meeting to any questions relating to remuneration issues.

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

The members appointed by the Board of Shell Transport are currently Teymour Alireza, Dr Eileen Buttle and Lord Oxburgh (Chairman of the Committee). The members appointed by the Supervisory Board of Royal Dutch are currently Maarten van den Bergh, Jonkheer Aarnout Loudon and Jan Timmer.

Shell companies have long been open about the values and principles which guide them, and the Group’s Statement of General Business Principles has been publicly available since 1976. The latest revision followed extensive internal and external consultation. The Statement of General Business Principles includes commitments to support fundamental human rights and to contribute to sustainable development.

The Annual Report and Accounts 2002 is distributed with a copy of The Shell Report 2002 — Meeting the energy challenge, which reviews how Group companies are living up to the Group’s Business Principles and contributing to sustainable development.

Code of Ethics

For the guidance of principle executives and senior financial officers, a Code of Ethics has been drawn up in conjuntion with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and Officers

The aggregate amount of remuneration paid to or accrued for Directors, Managing Directors and officers of Shell Transport as a group by Shell Transport and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2002, was £3,734,394. In addition, £1,247,218 was paid during 2002 for service during the fiscal year ended December 31, 2001. The aggregate amount set aside to provide pension, retirement and similar benefits for Directors, Managing Directors and officers of Shell Transport by Shell Transport and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2002, was nil.

Reference is made to the information given in the Remuneration section on pages S9 to S14 relating to Directors’ emoluments.

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

The securities of Shell Transport involved in the plans as of March 3, 2003, are 101,286,254 issued and outstanding Ordinary shares.

The number of Ordinary shares under option at March 3, 2003, and the option prices of the Ordinary shares at the date the options were granted, per share and in total, were as follows:

Plan		Option price

	Number of shares	Average		Term
	under option	per share	Total	(expiration dates)

Shell Petroleum N.V	1,200	£4.39	£5,268	5 years[a]
				(04/10/02–03/10/03)
Shell Petroleum N.V	26,559,900	£5.23	£138,997,378	10 years
				(10/12/07–13/11/12)
The Shell Petroleum Company Limited	74,725,154	£5.10	£380,961,270	10 years
				(10/12/07–13/11/12)

a	A five year option under the Shell Petroleum N.V. plan with a normal expiration date of 10/12/02 has in accordance with its terms been extended to an expiration date of 03/10/03 due to the death of the participant who was granted the option.

During 1986 The Shell Petroleum Company Limited established a savings-related share option scheme approved by the United Kingdom Inland Revenue pursuant to the Finance Act 1980 (now consolidated into the Income and Corporation Taxes Act 1988) under which options have been or may be granted over Ordinary shares of Shell Transport to eligible employees of certain Group companies in the United Kingdom. Options granted under the scheme are at a price of not less than the market value shortly before the date of grant and are normally exercisable after completion of a contractual savings period of either three or five years. In 1998 Shell Petroleum N.V. established a similar savings related share option scheme. At March 3, 2003 there were 15,847,077 issued and outstanding Ordinary shares of Shell Transport under option to such employees pursuant to the rules of those schemes at prices between £3.55 and £5.69.

The Global Employee Share Purchase Plan implemented in 2001, enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of the plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan. At March 3, 2003, 14,578 Shell Transport Ordinary shares (2001: 77,604) were held by Group companies in connection with this Plan.

No issue of new shares is involved under any of the plans or schemes mentioned above.

CONTROLS AND PROCEDURES

As of 25 February 2003, (the “Evaluation Date”) Shell Transport conducted an evaluation (under the supervision and with the participation of the Committee of Managing Directors), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Shell Transport’s disclosure controls and procedures. Based on this evaluation, the Chairman and Managing Director of Shell Transport and the Director of Finance concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Shell Transport in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

78   The “Shell” Transport and Trading Company, Public Limited Company

Index to the Financial Statements and Exhibits

Page

(A) Financial Data*
Royal Dutch Petroleum Company:
Report of Independent Accountants	R1
Financial Statements
Profit and Loss Account	R2
Statement of Appropriation of Profit	R2
Earnings per ordinary share	R2
Balance Sheet	R2
Statement of Cash Flows	R2
Notes to the Financial Statements	R3
Remuneration	R7
The “Shell” Transport and Trading Company, Public Limited Company:
Report of Independent Accountants	S1
Financial Statements
Profit and Loss Account	S2
Statement of Retained Profit	S2
Earnings per Ordinary share	S2
Balance Sheet	S2
Statement of Total Recognised Gains and Losses	S3
Statement of Cash Flows	S3
Notes to the Financial Statements	S4
Remuneration Report	S9
Royal Dutch/Shell Group of Companies:
Report of Independent Accountants	G1
Financial Statements
Statement of Income	G2
Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G2
Statement of Assets and Liabilities	G3
Statement of Cash Flows	G4
Notes to the Financial Statements	G5
Supplementary Information — Oil and Gas
Reserves	G34
Standardised measure of discounted future cash flows	G36
Supplementary Information — Derivatives and other Financial Instruments and Derivative Commodity Instruments	G37
(B) Exhibits
1.1 Articles of Association of Royal Dutch
1.2 Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)

4.1 Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto
4.2 Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)

4.3 Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)

8 Significant Group companies as at December 31, 2002
23.1 Consent of KPMG Accountants N.V., The Hague
23.2 Consent of PricewaterhouseCoopers LLP, London
23.3 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London
23.4 Consent of KPMG Accountants N.V., The Hague
23.5 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London

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

Signatures

As to the undersigned registrant, this Annual Report consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 36 under the heading “Selected Financial Data”, on page 38, on pages 68 through 78 and pages S2 through S15.

The material in this report is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

Jeroen van der Veer

Jeroen van der Veer
President and Managing Director

Walter van de Vijver

Walter van de Vijver
Managing Director

The Hague
March 31, 2003

80   Signatures

As to the undersigned registrant, this Annual Report consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch on page 36 under the heading “Selected Financial Data”, on page 37, on pages 58 through 67 and pages R2 through R14.

The material in this report is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

Sir Philip Watts

Sir Philip Watts
Chairman and Managing Director

London
March 31, 2003

Signatures   81

I, Jeroen van der Veer, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Maatschappij);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the issuer and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

The Hague

Jeroen van der Veer

Jeroen van der Veer
President and Managing Director

82   Signatures

I, Judith Boynton, certify that:

1.	I have reviewed this annual report on Form 20-F of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Maatschappij);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

London

Judith Boynton

Judith Boynton
Director of Finance

Signatures   83

I, Sir Philip Watts certify that:

1.	I have reviewed this annual report on Form 20-F of The “Shell” Transport and Trading Company, p.l.c.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

London

Sir Philip Watts

Sir Philip Watts
Chairman and Managing Director

84   Signatures

I, Judith Boynton, certify that:

1.	I have reviewed this annual report on Form 20-F of The “Shell” Transport and Trading Company, p.l.c.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

London

Judith Boynton

Judith Boynton
Director of Finance

Signatures   85

(This page is intentionally blank)

86   Signatures

Royal Dutch Petroleum Company

Report of Independent Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2002, 2001 and 2000 appearing on pages R2 to R6. The preparation of these Financial Statements is the responsibility of the Board of Management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Petroleum Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with the accounting policies described on page R3.

The report of independent accountants on the 2002, 2001 and 2000 Financial Statements of the Royal Dutch/Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G1.

KPMG Accountants N.V.

KPMG Accountants N.V., The Hague

March 5, 2003

Royal Dutch Petroleum Company   R1

Financial Statements

Profit and Loss Account		€ million

	Note	2002	2001	2000

Share in the net income of companies of the Royal Dutch/Shell Group	3	5,989	7,265	8,272
less Administrative expenses		5	6	4

		5,984	7,259	8,268

Interest income		28	33	24

Profit before taxation		6,012	7,292	8,292

less Taxation		8	10	7

Profit after taxation		6,004	7,282	8,285

Statement of Appropriation of Profit		€ million

	Note	2002		2001	2000

Profit after taxation		6,004		7,282	8,285
Taken from/(to) Statutory investment reserve	4	(2,672)		(1,117)	(2,578)
Undistributed profit at beginning of year		2,670		2,701	402
Repurchase of share capital		(847)		(2,654)	—
Unclaimed dividends forfeited		1		1	1

Available for distribution		5,156		6,213	6,110

less Interim dividend[a]		1,506	[b]	1,501	1,436
Final dividend		2,084	bc	2,042	1,973

		3,590		3,543	3,409

Undistributed profit at end of year		1,566		2,670	2,701

a	Including 4% cumulative preference dividend amounting to €26,880 on priority shares (2000 and 2001: €27,227).

b	No dividends are paid on ordinary shares acquired and held by the Company in its own capital.

c	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Earnings per ordinary share[a]	€

	2002	2001	2000

Net income/profit after taxation	2.87	3.44	3.86

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

a	On weighted average 2,092,718,616 shares in issue during the year 2002 (2001: on 2,119,873,567 and 2000: on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

Balance Sheet[a]		€ million

		Dec 31	Dec 31
	Note	2002	2001

Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/Shell Group	4	34,934	38,431
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/Shell Group		2,982	4,111
Other receivables	5	36	23
Cash and cash equivalents		589	549

		3,607	4,683

Current liabilities
Final dividend		2,084 [b]	2,042
Other liabilities	6	11	9

		2,095	2,051

Current assets less current liabilities		1,512	2,632

Total assets less current liabilities		36,446	41,063

Shareholders’ equity
Paid-up capital	7
Ordinary shares		1,175	1,206
Priority shares		1	1

		1,176	1,207

Share premium reserve		1	1
Investment reserves	4
Statutory		23,001	25,485
Currency translation differences		(2,371)	(4,306)
Other		13,058	16,006

		33,688	37,185

Other statutory reserves	8	15	—
Undistributed profit		1,566	2,670

		36,446	41,063

a	The appropriation of profit has already been incorporated in the Balance Sheet.

b	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Statement of Cash Flows	€ million

	2002	2001	2000

Returns on investments and servicing of finance
Dividends received from Group companies	4,446	6,342	3,352
Interest received	32	30	26
Other	(5)	(5)	—

Net cash inflow/(outflow) from returns on investments and servicing of finance	4,473	6,367	3,378

Taxation
Tax (paid)/recovered	(8)	(14)	(3)
Financing
Repurchase of share capital, including expenses	(889)	(2,700)	—
Dividends paid	(3,536)	(3,459)	(3,283)

Increase/(decrease) in cash and cash equivalents	40	194	92

Cash at January 1	549	355	263

Cash at December 31	589	549	355

R2   Royal Dutch Petroleum Company

Notes to the Financial Statements

1 The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/Shell Group, is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/Shell Group of Companies.

The Financial Statements of the Royal Dutch/Shell Group of Companies and the Notes thereto on pages G2 to G33 form part of the Notes to the Annual Accounts.

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

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 3 and 4). Accounting policies used by the Group are given in Note 2 on pages G5 to G8.

Assets and liabilities in foreign currencies are translated into euros at year-end rates of exchange, whereas results for the year are translated at average rates. For the Profit and Loss Account euros are translated from dollars at average rates for the quarter. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investment reserves (see Note 4).

Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years.

3 Share in the net income of companies of the Royal Dutch/Shell Group

The amount dealt with under this heading in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Group Financial Statements on page G2. The dividend for 2002 distributed and yet to be distributed from Group companies to Royal Dutch amounted to €3,317 million (2001: €6,148 million). Net income has been translated into euros using average rates of the quarters of the year.

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

The difference of €33,688 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves — Other.

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-dollar companies to dollars at year-end rates of exchange (see Note 4 to the Financial Statements of the Royal Dutch/Shell Group of Companies on page G9) and is shown under Investment reserves as Currency translation differences.

Royal Dutch Petroleum Company   R3

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

Movements in Investments and Investment reserves

	$ million	€ million

			Investment reserves

	60% interest			Currency
	in Group	Royal Dutch		translation
	net assets	investments	Statutory	differences	Other	Total

Balance at December 31, 2000	34,252	36,988	23,298	(2,994)	15,438	35,742
Movements during the year 2001
Undistributed net income of Group companies	1,013	1,117	1,117	—	—	1,117
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(385)	(294)	—	—	(294)	(294)
Other comprehensive income, net of tax	(1,184)	(1,338)	(184)	(1,154)	—	(1,338)
Translation effect arising from movements in dollar/euro rate		1,958	1,254	(158)	862	1,958

Balance at December 31, 2001	33,696	38,431	25,485	(4,306)	16,006	37,185

Movements during the year 2002
Undistributed net income of Group companies	2,390	2,672	2,672	—	—	2,672
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(507)	(390)	—	—	(390)	(390)
Other comprehensive income, net of tax	459	439	(831)	1,270	—	439
Translation effect arising from movements in dollar/euro rate		(6,218)	(4,325)	665	(2,558)	(6,218)

Balance at December 31, 2002	36,038	34,934	23,001	(2,371)	13,058	33,688

5 Other receivables

	€ million

	Dec 31	Dec 31
	2002	2001

Dividend tax receivable	35	19
Other receivables	1	4

	36	23

6 Other liabilities

	€ million

	Dec 31	Dec 31
	2002	2001

Dividends and dividend tax payable	8	7
Accounts payable	1	1
Corporation tax	2	1

	11	9

R4   Royal Dutch Petroleum Company

7 Share capital

The authorised capital as laid down in the Articles of Association is expressed in euros and amounts to €1,792,000,000. The authorised share capital is divided into 3,198,800,000 ordinary shares with a par value of €0.56 each and 1,500 priority shares with a par value of €448 each. The movements in issued and paid-up capital during 2002 were as follows:

	Number of shares	€

Ordinary shares of N.fl.1.25
At beginning of year	2,126,647,800	1,206,288,373
Redenomination to €0.56		(15,365,605)
Cancelled during 2002	(27,362,800)	(15,323,168)

At end of year	2,099,285,000	1,175,599,600

Priority shares of N.fl.1,000
At beginning of year	1,500	680,670
Redenomination to €448		(8,670)
At end of year	1,500	672,000

Total ordinary and priority shares at end of year	2,099,286,500	1,176,271,600

8 Other Statutory reserves

The other statutory reserves resulted from the redenomination from guilders into euros of the nominal values of the shares.

9 Royal Dutch shares held by Group companies

The movements in 2002 in Royal Dutch shares held by Group companies were as follows:

	Number of shares	€ million

			Royal Dutch
			60% interest
			in the
		Book value	book value

Balance at beginning of year	26,674,267	1,549	929
Purchases	12,769,100	716	430
Sales and other movements	(328,174)	(147)	(88)

Balance at end of year	39,115,193	2,118	1,271

These movements relate to the granting and exercise of stock options and to other incentive plans as mentioned in Note 22 to the Financial Statements of the Royal Dutch/Shell Group of Companies on pages G25 to G27.

10 List of companies of the Royal Dutch/Shell Group

A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Register in The Hague.

Royal Dutch Petroleum Company   R5

11 Remuneration of members of the Supervisory Board and Managing Directors

For the amounts borne in 2002 by Royal Dutch and by the Royal Dutch/Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables on pages R11 and R12.

For the amounts borne in 2002 by Royal Dutch and by the Royal Dutch/Shell Group of Companies in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table on page R13. This table also includes amounts borne by the Royal Dutch/Shell Group of Companies in respect of remuneration for three members of the Supervisory Board who served simultaneously as Directors of these companies.

In addition to the pensions from a pension fund, ten former Managing Directors receive retirement benefits for duties performed by them simultaneously in the past as Directors of these Group companies. These retirement benefits have not been insured but provisions have been made in respect thereof in accordance with applicable accounting principles. In 2002, no additional pension benefits have been granted to former Managing Directors, but a total amount of €463,004 has been added to these provisions.

R6   Royal Dutch Petroleum Company

Remuneration

The following comprises the report on Managing Directors’ and Supervisory Board members’ remuneration for the year ended December 31, 2002.

This report deals with the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Royal Dutch, and to the members of the Supervisory Board of Royal Dutch. The remuneration policy is subject to regular review. This report also contains the disclosure of the individual remuneration of the Managing Directors and members of the Supervisory Board of Royal Dutch.

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Supervisory Board of Royal Dutch and the Board of Shell Transport (see page 66) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

During the year under review, the REMCO members appointed by the Supervisory Board of Royal Dutch were Jonkheer Aarnout Loudon, Professor Joachim Milberg, Henny de Ruiter (appointed July 1, 2002) and Lodewijk van Wachem (retired June 30, 2002), and the members appointed by the Board of Shell Transport were Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart. The Chairman of the Committee is currently Jonkheer Aarnout Loudon.

In accordance with the Articles of Association, the remuneration of the members of the Royal Dutch Supervisory Board is the responsibility of the Supervisory Board as a whole, with due observance of the aggregate amount fixed by the General Meeting of Shareholders.

Remuneration policy

Group Managing Directors’ Remuneration

Philosophy

The objective of the remuneration philosophy is to attract and retain high calibre individuals and motivate them towards the achievement of exceptional performance that enhances the value of the Group. The remuneration structures for Group Managing Directors are therefore designed to support alignment of Group Managing Directors’ interests with the goals of the Group and its various businesses and with shareholders’ interests.

Competitive framework

Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope to that of the Group. Among such companies there is an increasing emphasis on performance-linked variable short and long-term pay. Consistent with this and the philosophy outlined above, for on-target performance more than half of a Group Managing Director’s total remuneration will be performance-linked. This proportion is expected to increase in line with market practice.

REMCO is provided with market data on the basis of which it annually reviews remuneration levels and the proportions between fixed and variable pay.

Base salary and fees

The purpose of base salary (which is inclusive of Directors’ fees) is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director.

Salary levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. The scales were increased by 6% with effect from July 1, 2002. The salary scales are reviewed annually by REMCO and will be adjusted in line with market practice with effect from July 1, 2003. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Royal Dutch Petroleum Company   R7

Annual and deferred bonus

The purpose of the annual bonus plan is to motivate Group Managing Directors to achieve annual results that further the Group’s long-term objectives.

The target level of bonus for the year 2002 was 100% of base salary (2001 was 65% of base salary). The target for 2003 will be 100% of base salary.

Bonus awards are recommended by REMCO based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. These targets encompass financial, customer, people, sustainable development and other operational objectives. For 2002, financial targets related to Total Shareholder Return (TSR) measured annually by the average weighted share price performance plus dividends of Royal Dutch and Shell Transport relative to other major integrated oil companies and Return on Average Capital Employed (ROACE). Having regard to the Group’s performance against all targets, REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. The same approach will be adopted in 2003.

Since 2001, Group Managing Directors have been able to elect to defer up to one-third of their annual bonus into shares, in the case of Royal Dutch Managing Directors, Royal Dutch shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares, are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two shares accumulated.

The purposes of the deferred bonus plan are to reward performance over a single financial year, to align Group Managing Directors’ interests with shareholders’ interests during the deferment period and to encourage share ownership in the Company. There is accordingly no further performance test beyond that governing performance in the relevant bonus year.

Neither annual nor deferred bonuses are pensionable.

Long-term incentives

The objective of long-term incentive arrangements is to ensure that Group Managing Directors share the interests of shareholders by being rewarded for share price growth, the creation of shareholder value and the achievement of superior relative shareholder returns. The policy in relation to long-term incentives applies to each of the Group Managing Directors.

Long-term incentives are currently awarded in the form of stock options. Options are granted once a year under the Group Stock Option Plan which applies to Group Managing Directors and senior staff.

Options granted before 2003 to Group Managing Directors may vest three years after grant and remain exercisable until ten years after grant. Of the options granted, 50% are subject to performance conditions and the proportion of such 50% which will either vest and become unconditional or lapse, will be determined for Group Managing Directors at the discretion of REMCO using the criteria below.

REMCO will only exercise its discretion in favour of vesting to the extent that it is satisfied that the performance of the Group over the three-year vesting period reflects the objective for long-term incentives. Accordingly, when making its decision, REMCO takes into account a combination of TSR over the three-year vesting period (measured by the average weighted share price performance plus dividends of Royal Dutch and Shell Transport over the ten-day period at the beginning and end of the vesting period) relative to a peer group of other major integrated oil companies and other long-term indicators of Group performance.

The latest tranche of stock options to vest was granted in March 2000 and the stock options vested in March 2003. The measurement period for the options was January 1, 2000 to December 31, 2002. The peer companies were BP, ChevronTexaco, ExxonMobil and Total. The Royal Dutch/Shell Group of Companies ranked fourth. REMCO considered other performance indicators including profits over the three years and ROACE relative to the peer group.

Having considered all of these factors REMCO determined that 50% of the options granted in March 2000 that were subject to its discretion should vest.

R8   Royal Dutch Petroleum Company

Options granted in 2003, and in subsequent years, will be 100% performance linked. Performance will be measured over the three financial years prior to grant. The policy, which will continue in future years, is that the levels of grant will vary according to the ratings given by REMCO to the Group’s achievements against financial targets and will reflect competitive market practice. The current financial targets are TSR relative to the other major integrated oil companies and ROACE. These financial targets have been chosen as they are consistent with the objective for long-term incentives and represent a balanced test of the Group’s internal operating efficiency and external performance.

In addition it is proposed to introduce a new Long-term Incentive Plan (the Plan). This proposal will be put to shareholders at the 2003 General Meetings of Royal Dutch and Shell Transport.

Group Managing Directors and other selected senior executives will be eligible to participate in the Plan. Group Managing Directors will be selected for participation on the recommendation of REMCO. Participants will be made a conditional award of shares in either Royal Dutch or Shell Transport. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions, including normal retirement) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded in any year. Awards in any one year can range from zero to two times base salary, but the maximum number of shares will only be received for exceptional performance as described below.

If the adoption of the Plan is approved, the performance targets will be linked to TSR (the average weighted share price performance plus dividends of Royal Dutch and Shell Transport) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders.

The first comparator group will consist of the largest ten companies (by way of market capitalisation) in the AEX index together with the largest twenty companies (also by way of market capitalisation) in the FTSE 100 share index, in each case, at the beginning of the relevant performance period. As at January 1, 2003, the first comparatory group in addition to Royal Dutch and Shell Transport, was AEX: ABN AMRO, AEGON, Ahold, Akzo Nobel, Heineken, ING Group, KPN, Philips and Unilever N.V.; and FTSE: Anglo American, AstraZeneca, Aviva, Barclays, BG Group, BP, British American Tobacco, BT Group, Diageo, GlaxoSmithKline, HBOS, HSBC Holdings, Lloyds TSB Group, National Grid Transco, Rio Tinto, The Royal Bank of Scotland, Tesco, Unilever PLC and Vodafone Group. In the case of Royal Dutch and Shell Transport, and Unilever N.V. and Unilever PLC, the weighted average TSR of the two companies will be used.

The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group of Companies and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. If shareholders approve the adoption of the Plan, the comparator groups described above will be used for the first performance period which will be from January 1, 2003 to December 31, 2005.

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between these two points. No shares will be received for performance below the median. This method of calculation has been chosen because it is consistent both with shareholders’ expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

Royal Dutch Petroleum Company   R9

All-employee Share Schemes

Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Pensions

For the Dutch Managing Directors of Royal Dutch the principal source of their pensions is the Stichting Shell Pensioenfonds. This is a defined benefit fund to which Managing Directors contribute the same percentage of relevant earnings as other employees. For employees in the Netherlands this percentage was zero during the year. The employing companies contribute to the pension fund on the advice of actuaries, and the employing company contribution rate in 2002 was 0%. The principal source of pension for the non-Dutch Managing Director of Royal Dutch is the Shell Overseas Contributory Pension Fund (“SOCPF”). This is also a defined benefit fund to which the Managing Director contributes 4% of relevant earnings. The employing company also contributes to the Fund and, upon actuarial advice, the employing company’s contribution rate in 2002 was 10% of relevant earnings. Managing Directors retire on June 30, following their 60th birthday. There are provisions in both pension funds for a surviving dependant benefit of 70% or, in the case of SOCPF, 60% of actual or prospective pension. In the case of death-in-service, a lump sum of two times annual salary is paid, or, in the case of SOCPF, three times annual salary.

Advisors

In reaching its decisions on Group Managing Directors’ remuneration, REMCO was materially assisted by advice from John Hofmeister (Group Human Resources Director) and Michael Reiff (Group Head of Remuneration and Benefits).

External data are collated by internal sources and used in the preparation of internal briefing papers that REMCO considers, in common with other factors, when making its decisions. Accordingly, there is no single external source that provides material advice or services, nor is there a formal external advisor appointed by REMCO. At its discretion, REMCO may seek external advice on its own account and, in the year under review, it received such advice from Towers Perrin, which also provided companies within the Group with advice on pensions, compensation, communication and HR management.

Managing Directors’ Contracts of Service

No Managing Director has or, during the financial year, had a contract of service with Royal Dutch. The Managing Directors of Royal Dutch have employment contracts with one of the Group holding companies that provide entitlement to the statutory notice period applicable to employees in the Netherlands — no more than three months. Similarly, such contracts expire on the expected date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday. There are no predetermined termination compensation arrangements in place for Managing Directors of Royal Dutch.

Harry Roels resigned from his positions as Managing Director of Royal Dutch and a Group Managing Director for personal reasons on June 30, 2002 at his own request. He was paid €2.2 million upon termination of his contract of service. In recommending this departure arrangement, REMCO took into account his more than 30 years valuable service to the Group and considered it appropriate to base the calculation of this amount on a formula applicable to all senior staff in the Netherlands with whom severance arrangements are made.

R10   Royal Dutch Petroleum Company

Emoluments of Managing Directors	€

	2002		2001		2000

Jeroen van der Veer
Salaries	1,013,729		923,929		824,201
Performance-related element[a]	1,230,500	[b]	619,450	[b]	398,601

Total cash	2,244,229		1,543,379		1,222,802
Other compensation[c]	4,768		4,620		4,486
Realised share option gains upon exercise	—		293,440		339,600

	2,248,997		1,841,439		1,566,888

Malcolm Brinded
Salaries	372,500		—		—
Performance-related element[a]	428,375	[b]	—		—
Total cash	800,875		—		—

Other compensation[c]	2,210	[d]	—		—
Realised share option gains upon exercise	—		—		—

	803,085		—		—

Harry Roels
Salaries	2,587,973	[e]	743,779		697,598
Performance-related element[a]	—		501,430		318,145

Total cash	2,587,973		1,245,209		1,015,743
Other compensation[c]	2,282		4,553		4,421
Realised share option gains upon exercise	—		—		—

	2,590,255		1,249,762		1,020,164

Walter van de Vijver
Salaries	735,095		342,536		—
Performance-related element[a]	902,750		221,330		—

Total cash	1,637,845		563,866		—
Other compensation[c]	18,091	[f]	2,162		—
Realised share option gains upon exercise	—		—		—

	1,655,936		566,028		—

a	The performance-related element is included in the year to which it relates.

b	Of which one-third was deferred under the Deferred Bonus Plan.

c	Includes social security premiums paid by the employer and employer’s contribution to the health insurance plan and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

d	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

e	Includes lump sum on departure.

f	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.

Pensions			€ thousand

		Years of	Increase in	Accumulated	Pension
		Group	accrued	annual	premium
		service	pension	pension	2002
	Age as at	as at	during	as at	paid by
	31.12.02	31.12.02	2002	31.12.02	employer

Jeroen van der Veer	55	31	67	599	0
Malcolm Brinded	49	28	7 [a]	418	37 [a]
Harry Roels[b]	54	30	(18)	435	0
Walter van de Vijver	47	23	27	314	0

a	As from July 1, 2002.

b	Mr Roels left Group service on June 30, 2002, with a deferred pension payable as from his normal retirement date.

Royal Dutch Petroleum Company   R11

Share options

The interests of the Managing Directors and former Managing Directors under the Group Share Plans in Royal Dutch and Shell Transport are shown below:

Options Royal Dutch

Number of options				€

		Exercised			Market
	Granted	(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
01.01.02	the year	the year	31.12.02	price	exercise	date

Jeroen van der Veer
16,500	—	(16,500)	—	48.92	—	10.12.02
40,850	—	—	40,850	41.16	—	21.12.08
45,000	—	—	45,000	59.54	—	22.03.10
80,000	—	—	80,000	62.60	—	25.03.11
—	105,000	—	105,000	62.10	—	20.03.12

Malcolm Brinded
—	50,000	—	50,000	62.10	—	20.03.12

Harry Roels
14,000	—	(14,000)	—	48.92	—	10.12.02
28,000	—	—	28,000	41.16	—	29.06.07
45,000	—	—	45,000	59.54	—	29.06.07
62,000	—	—	62,000	62.60	—	29.06.07

Walter van de Vijver
10,000	—	—	10,000	48.92	—	10.12.07
20,000	—	—	20,000	41.16	—	21.12.08
32,000	—	—	32,000	59.54	—	22.03.10
10,000	—	—	10,000	68.73	—	22.08.10
40,000	—	—	40,000	62.60	—	25.03.11
—	75,000	—	75,000	62.10	—	20.03.12

Maarten van den Bergh
57,950	—	20,000	37,950	41.16	59.35	29.06.05

Options Shell Transport

Number of options				pence

		Exercised			Market
	Granted	(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
01.01.02	the year	the year	31.12.02	price	exercise	date

Malcolm Brinded
37,500	—	—	37,500	439	—	10.12.07
139,200	—	—	139,200	363	—	21.12.08
245,000	—	—	245,000	505	—	22.03.10
14,000	—	—	14,000	563	—	12.11.10
278,200	—	—	278,200	552	—	25.03.11

R12   Royal Dutch Petroleum Company

Remuneration of Members of the Supervisory Board

The Articles of Association provide for an amount to be fixed by the General Meeting that shall serve as the basis for the remuneration of members of the Supervisory Board. At the General Meeting held on May 16, 2002, that amount was set at €75,000 multiplied by the number of members of the Supervisory Board holding office during any year or proportionately during part of a year. The amount so fixed constitutes the maximum aggregate remuneration in respect of any year for all members of the Supervisory Board. Out of the funds so earmarked, the Supervisory Board fixes the amount of the remuneration for each of its members, taking into account any special duties performed by a member.

Within the limits set by shareholders, the levels of remuneration are reviewed by the Supervisory Board from time to time and are adjusted when appropriate. At its last review the Supervisory Board resolved to increase the Board fees to €55,000 per annum and the additional fee for the Chairman to €15,000 per annum, with effect from January 1, 2003. Also an attendance fee amounting to €2,375 per meeting will be payable to Board members required to make intercontinental trips to attend Board meetings. Fees for membership of the Committees of the Board were not changed.

Emoluments of the Members of the Supervisory Board	€

	2002	2001	2000

Aad Jacobs
Supervisory Board fees	51,750	45,378	45,378
Committee fees	7,000	6,807	10,210

	58,750	52,185	55,588

Maarten van den Bergh
Supervisory Board fees	46,000	45,378	22,689
Committee fees	7,000	6,807	3,403
Holding Company fees	29,021	29,148	14,808

	82,021	81,333	40,900

Jonkheer Aarnout Loudon
Supervisory Board fees	46,000	45,378	45,378
Committee fees	14,000	13,613	13,613

	60,000	58,991	58,991

Professor Hubert Markl
Supervisory Board fees	23,000	—	—
Committee fees	—	—	—

	23,000	—	—

Professor Joachim Milberg
Supervisory Board fees	46,000	45,378	22,689
Committee fees	7,000	6,807	3,403

	53,000	52,185	26,092

Lawrence Ricciardi
Supervisory Board fees	46,000	22,689	—
Committee fees	—	—	—

	46,000	22,689	—

Henny de Ruiter
Supervisory Board fees	46,000	45,378	45,378
Committee fees	10,500	6,807	6,807
Holding Company fees	29,021	29,148	29,520

	85,521	81,333	81,705

Jan Timmer
Supervisory Board fees	46,000	45,378	45,378
Committee fees	14,000	13,613	13,613

	60,000	58,991	58,991

Lodewijk van Wachem
Supervisory Board fees	28,750	56,723	56,723
Committee fees	3,500	6,807	6,807
Holding Company fees	14,570	29,148	29,520

	46,820	92,678	93,050

Royal Dutch Petroleum Company   R13

Group Share Plans

Set out below is a summary of the principal employee share schemes operated by Group companies*. The shares subject to the plans are existing issued shares of the Company and no dilution of shareholders’ equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment thereto is being made.

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

Options are exercisable three years from grant. Options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions.

For Group Managing Directors and the most senior executives 100% of options granted in 2003 and in subsequent years will be subject to performance conditions.

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

Global Employee Share Purchase Plan

This broad-based plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Shell Sharesave Scheme

In lieu of the Global Employee Share Purchase Plan employees in the UK continue to participate in the Shell Sharesave Scheme. Options are granted over shares of Shell Transport at prices not less than market value on a date not more than 30 days before grant and are normally exercisable after a three-year or five-year contractual savings period.

Shell All-employee Share Purchase Plan

Employees in the UK may now participate in the Shell All-employee Share Purchase Plan which is designed to encourage employee participation in their company. Employees invest amounts up to a maximum of £125 per month in Shell Transport shares at the current market value using funds deducted from their monthly salary. The contributions are not liable to income tax but, to maintain the tax benefit, the shares must be held in the Plan for a defined period (normally five years).

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G25 to G27.

R14   Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, Public Limited Company

Report of Independent Accountants

To: The “Shell” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “Shell” Transport and Trading Company, Public Limited Company for the years 2002, 2001 and 2000 appearing on pages S2 to S8. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of The “Shell” Transport and Trading Company, Public Limited Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with the accounting principles described in Note 1 on page S4.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, London

March 6, 2003

The “Shell” Transport and Trading Company, Public Limited Company   S1

Financial Statements

Profit and Loss Account		£ million

	Note	2002	2001	2000

Income from shares in companies of the Royal Dutch/Shell Group	3	1,403.2	2,545.6	2,307.4

Interest and other income		5.4	5.8	4.5

		1,408.6	2,551.4	2,311.9
Administrative expenses		4.2	3.4	3.3

Profit on ordinary activities before taxation		1,404.4	2,548.0	2,308.6
Tax on profit on ordinary activities	4	0.4	0.7	0.3

Distributable profit for the year		1,404.0	2,547.3	2,308.3

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Share of earnings retained by companies of the Royal Dutch/Shell Group		1,105.3	469.0	1,052.6

Earnings for the year attributable to shareholders		2,509.3	3,016.3	3,360.9

Aggregate dividends paid and proposed		1,475.0	1,440.6	1,452.6

All results relate to continuing operations.

Statement of Retained Profit		£ million

		2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Distributable retained profit at beginning of year		884.0	876.3	20.6

		2,288.0	3,423.6	2,328.9

Dividends on non-equity shares	6
First Preference shares		0.1	0.1	0.1
Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		2,287.2	3,422.8	2,328.1
Dividends on equity shares:	6
25p Ordinary shares
Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000		578.0	574.4	566.8
Proposed final of 9.30p in 2002, final of 8.95p in 2001 and 8.9p in 2000		899.1	872.5	885.0
Reduction due to share buyback and unclaimed dividends		2.9	7.1	—

		1,474.2	1,439.8	1,451.8

Share repurchase including expenses		369.6	1,099.0	—

Distributable retained profit at end of year		443.4	884.0	876.3

Earnings per 25p Ordinary share[a]	pence

	2002	2001	2000

Distributable profit for the year	14.5	25.9	23.2
Distributable profit for the year	14.5	25.9	23.2
Share of earnings retained by companies of the Royal Dutch/Shell Group	11.4	4.8	10.6

Earnings for the year attributable to shareholders	25.9	30.7	33.8

Of the earnings per share amounts shown above, which are disclosed in accordance with Financial Reporting Standard No. 14, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options (refer to Note 22 of the Group Financial Statements). There is no difference between basic and diluted earnings per share.

a	On weighted average 9,708,889,499 shares in issue during the year 2002. (2001: on 9,832,071,191 and 2000: on 9,943,509,726 shares in issue.)

		£ million

		Dec 31	Dec 31
Balance Sheet	Note	2002	2001

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/Shell Group	5	15,632.3	16,032.2
Current assets
Debtors
Dividends receivable from companies of the Royal Dutch/Shell Group		1,263.7	1,699.3
Other debtors		0.1	0.4

		1,263.8	1,699.7
Cash at bank
Short-term deposits		89.9	67.5
Cash		0.4	0.6

		1,354.1	1,767.8

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/Shell Group		1.1	1.0
Corporation tax		0.2	0.4
Unclaimed dividends		9.5	9.1
Other creditors and accruals		2.3	2.3
Preference dividends accrued		0.3	0.3
Ordinary dividend proposed		899.1	872.5

		912.5	885.6

Net current assets		441.6	882.2

Total assets less current liabilities		16,073.9	16,914.4

Capital and reserves
Equity interests
Called-up share capital	6
Ordinary shares		2,416.9	2,437.2
Capital redemption reserve	7	69.0	48.7
Revaluation reserve	5	13,132.6	13,532.5
Profit and Loss Account		443.4	884.0

		16,061.9	16,902.4

Non-equity interests
Called-up share capital	6
First Preference shares		2.0	2.0
Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	8	16,073.9	16,914.4

Sir Philip Watts, Chairman and Managing Director March 6, 2003

S2   The “Shell” Transport and Trading Company, Public Limited Company

Statement of Total Recognised Gains and Losses		£ million

	Note	2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/Shell Group	5	(399.9)	402.7	1,476.2

Total recognised gains and losses relating to the year		1,004.1	2,950.0	3,784.5

Statement of Cash Flows	£ million

	2002	2001	2000
Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/Shell Group	1,838.8	2,586.9	1,412.0
Interest received	5.6	5.5	4.3
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(3.7)	(2.6)	(2.4)

Net cash inflow from returns on investments and servicing of finance	1,839.9	2,589.0	1,413.1

Taxation
Tax paid	(0.6)	(0.5)	(0.3)
Equity dividends paid
Ordinary shares	(1,447.6)	(1,452.3)	(1,412.0)
Management of liquid resources (short-term deposits)
Net cash (outflow)/inflow from management of liquid resources	(22.4)	(38.0)	(0.5)
Financing
Repurchase of share capital, including expenses	(369.6)	(1,099.0)	—
Net increase/(decrease) in amounts due to companies of the Royal Dutch/Shell Group	0.1	0.5	0.1

Increase/(decrease) in cash	(0.2)	(0.3)	0.4
Cash at January 1	0.6	0.9	0.5

Cash at December 31	0.4	0.6	0.9

Net debts, being amounts due to the companies of the Royal Dutch/Shell Group less cash, increased during 2002 from £0.4 million to £0.7 million (2001: net debts increased from £0.4 million net funds to £0.4 million net debts).

The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company’s share buyback programme, are met. The Company’s debtors and creditors are short-term and are all denominated in sterling.

At December 31, 2002 the Company had a £89.9 million (2001: £67.5 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 4.4% (2001: 4.5%). The carrying amount and fair value of these deposits are the same.

The “Shell”Transport and Trading Company, Public Limited Company   S3

Notes to the Financial Statements

1 Accounting policies and convention

The accounting policies of The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are explained in the relevant notes.

The Financial Statements on pages S2 to S8 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/Shell Group (see Note 5). The disclosures described in Note 3 have been derived from the Royal Dutch/Shell Group Financial Statements.

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

3 Share in the income and assets of Group companies

Shell Transport records income from shares in Group companies, in the form of dividends, in its profit and loss account. The Company’s investments in Group companies are stated at the Directors’ valuation at an amount equivalent to Shell Transport’s 40% interest in the Group net assets as disclosed in the Group Financial Statements on pages G2 to G33 together with 40% of the carrying amount of Parent Companies’ shares held by Group companies. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to Revaluation reserve.

Shell Transport’s share in certain items relating to the two Group Holding Companies and Shell Petroleum Inc., described in Note 5, is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of the Group Holding Companies and Shell Petroleum Inc. in the aggregate and is derived from the Group Financial Statements on pages G2 to G33.

S4   The “Shell”Transport and Trading Company, Public Limited Company

	£ million

	2002	2001	2000

Sales proceeds	62,744.5	49,248.7	50,589.5
Sales taxes, excise duties and similar levies	14,958.4	11,687.1	11,191.1

Net proceeds	47,786.1	37,561.6	39,398.4

Operating profit after net currency gains/losses	4,740.5	5,548.2	6,441.8
Interest and other income	201.9	294.2	257.3
Interest expense	363.3	314.7	349.7

Income before taxation	4,579.1	5,527.7	6,349.4

Taxation	2,028.5	2,415.2	2,977.9
Minority interests	42.1	97.8	11.6

Net income for the year	2,508.5	3,014.7	3,359.9

Fixed assets including Parent Companies’ shares	26,768.7	20,774.3	19,013.3
Current assets	11,898.1	10,537.0	14,122.8
Current liabilities	13,706.0	9,232.9	11,427.7
Long-term liabilities	3,216.7	1,751.0	2,160.7
Provisions	5,226.0	3,335.9	3,147.4

This supplementary information has been calculated in conformity with the accounting policies on pages G5 to G8 of the Group Financial Statements. These policies differ in certain respects from accounting principles generally accepted in the United Kingdom. It is estimated that if this supplementary information was presented in conformity with accounting principles generally accepted in the United Kingdom, the impact on net assets at December 31, 2002 would not be significant, although long-term liabilities would increase by approximately £0.8 billion (2001: £1.1 billion) and provisions would decrease by approximately £0.8 billion (2001: £0.1 billion). The estimated impact on net income for the year is not significant. Shell Transport’s distributions from Group companies were as follows:

	£ million

	2002	2001	2000

Distributions from Group companies	1,403.2	2,545.6	2,307.4

4 Tax on profit on ordinary activities

	£ million

	2002	2001	2000

Corporation tax at 30% (2001 and 2000: 30%) in respect of interest income less administrative expenses	0.4	0.7	0.3

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 3.

5 Investments in Group companies

Shell Transport has 40% equity shareholdings in The Shell Petroleum Company Limited, which is registered in England and Wales, (consisting of the whole of its 102,342,930 issued “B” shares of £1 each) and in Shell Petroleum N.V., which is incorporated in the Netherlands (consisting of the whole of its 44 issued “B” shares of N.fl.5,000,000 each). The remaining 60% equity shareholdings in these two companies (consisting of 153,514,395 “A” shares of £1 each of The Shell Petroleum Company Limited and 66 “A” shares of N.fl.5,000,000 each of Shell Petroleum N.V.) are held by Royal Dutch.

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

The Directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

	£ million

	2002	2001

Cost of Shell Transport’s investments in Group companies	178.4	178.4
Shell Transport’s share of:
Earnings retained by Group companies	16,707.7	15,602.3
Parent Companies’ shares held by Group companies	(695.6)	(538.7)
Other comprehensive income[a]	(1,580.2)	(1,770.4)
Currency translation differences	326.4	2,021.9

	14,936.7	15,493.5
40% of carrying amount of Parent Companies’ shares held by Group companies	695.6	538.7

	15,632.3	16,032.2

a Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

The movements in the Revaluation reserve are represented by:

	£ million

	2002	2001

As at January 1	13,532.5	13,129.8
Share of earnings retained by Group companies out of net income	1,105.3	469.0
Share of other comprehensive income for the year	190.2	(544.3)
Currency translation differences	(1,695.4)	478.0

	(399.9)	402.7

As at December 31	13,132.6	13,532.5

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, a taxation liability of approximately £1.1 billion would arise (2001: £1.4 billion).

S6   The “Shell” Transport and Trading Company, Public Limited Company

6 Share capital and dividends

At December 31, 2001 and December 31, 2002 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The allotted, called up and fully paid share capital at December 31, 2002 was as follows:

	Number of shares	£

Equity shares
Ordinary shares of 25p each
As at January 1	9,748,625,000	2,437,156,250
Shares repurchased for cancellation	81,125,000	20,281,250

As at December 31	9,667,500,000	2,416,875,000

Non-equity shares
First Preference shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000

	12,000,000	12,000,000

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend (5.5% and 7% on First and Second Preference shares respectively) and rank in priority to Ordinary shares. On a winding up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess over £1 of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six months period preceding the repayment or winding up) but do not have any further rights of participation in the profits or assets of the Company. The Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding up, sanctioning the sale of undertaking, an alteration of the Articles of Association or otherwise directly affects their class rights.

The Preference shares are irredeemable and form part of the permanent capital of the Company. The number in issue has remained unchanged since 1922. The fair value of the Preference shares based on market valuations at December 31, 2002 was 97.6 pence per share (2001: 92.17 pence per share) for the First Preference shares and 135.0 pence per share (2001: 128.0 pence per share) for the Second Preference shares.

Ordinary dividends paid and proposed are as follows:

	£ million

	2002	2001	2000

Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000	578.0	574.4	566.8
Proposed final of 9.30p in 2002, final of 8.95p in 2001 and final of 8.9p in 2000	899.1	872.5	885.0
Reduction due to share buyback and unclaimed dividends	(2.9)	(7.1)	—

	1,474.2	1,439.8	1,451.8

The charges for 2002 ordinary dividends of £1,477.1 million were reduced by the release of £2.5 million from the provisions for the final dividend at December 31, 2001 and interim dividend at June 30, 2002. This was due to the subsequent cancellation of shares resulting from the Company’s share buyback programme during the period.

The “Shell” Transport and Trading Company, Public Limited Company   S7

7 Capital redemption reserve

	£ million

	2002	2001

As at January 1	48.7	—
Movement relating to shares bought by Shell Transport and cancelled	20.3	48.7

As at December 31	69.0	48.7

Share capital was cancelled on all shares repurchased under the Company’s share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

8 Reconciliation of movements in Shareholders’ funds

	£ million

	2002	2001

Distributable profit for the year	1,404.0	2,547.3
Dividends	(1,475.0)	(1,440.6)
Repurchase of share capital, including expenses	(369.6)	(1,099.0)
Unrealised surplus on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 5)	(399.9)	402.7

Net addition to Shareholders’ funds	(840.5)	410.4
Shareholders’ funds as at January 1	16,914.4	16,504.0

Shareholders’ funds as at December 31	16,073.9	16,914.4

9 Auditors’ remuneration

Audit fees of Shell Transport amounted to £31,000 in 2002, £25,500 in 2001 and £16,015 in 2000. Fees payable to PricewaterhouseCoopers for non-audit services in the UK amounted to £23,000 in 2002, £30,000 in 2001 and £nil in 2000. The non-audit fees relate to advice in respect of a review of the financial reporting impact of developments in accounting policies and business activities of the Royal Dutch/Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards. A portion of the non-audit fees relates to the prior year and is disclosed accordingly.

10 Aggregate Directors’ emoluments

	£

	2002	2001		2000

Salaries, fees and benefits	1,716,378	1,979,253		1,974,161
Performance-related element	1,663,325	1,157,218	[a]	760,050

	3,379,703	3,136,471		2,734,211

“Excess” retirement benefits[b]	23,495	41,800		34,056
Realised share option gains	16,476	1,653,429		1,376,544

Of the emoluments disclosed, £458,162 in 2002, £326,783 in 2001 and £329,666 in 2000, were borne by Shell Transport and charged in the Profit and Loss Account.

a	Prior year numbers have been restated to include the Deferred Bonus Plan entitlement awarded during 2002 in respect of 2001.

b	Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by past Directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.

S8   The “Shell” Transport and Trading Company, Public Limited Company

Remuneration Report

The Board presents its report on Directors’ remuneration for the year ended December 31, 2002.

This report deals with the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Shell Transport, and to the non-executive Directors of Shell Transport. The remuneration policy is subject to regular review. This report also contains the disclosure of the individual remuneration of the Directors of Shell Transport.

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch (see pages 76 and 77) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

During the year under review, the REMCO members appointed by the Board of Shell Transport were Nina Henderson, Sir Peter Job and Sir Mark Moody-Stuart, and the members appointed by the Supervisory Board of Royal Dutch were Jonkheer Aarnout Loudon, Professor Joachim Milberg, Henny de Ruiter (appointed July 1, 2002) and Lodewijk van Wachem (retired June 30, 2002). The Chairman of the Committee is currently Jonkheer Aarnout Loudon.

The remuneration of the non-executive Directors of Shell Transport is, in accordance with the Articles of Association, the responsibility of the Board of Shell Transport as a whole and is determined within the limits set by shareholders.

Remuneration policy

Group Managing Directors’ Remuneration

Philosophy

The objective of the remuneration philosophy is to attract and retain high calibre individuals and motivate them towards the achievement of exceptional performance that enhances the value of the Group. The remuneration structures for Group Managing Directors are therefore designed to support alignment of Group Managing Directors’ interests with the goals of the Group and its various businesses and with shareholders’ interests.

Competitive framework

Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope to that of the Group. Among such companies there is an increasing emphasis on performance-linked variable short and long-term pay. Consistent with this and the philosophy outlined above, for on-target performance more than half of a Group Managing Director’s total remuneration will be performance-linked. This proportion is expected to increase in line with market practice.

REMCO is provided with market data on the basis of which it annually reviews remuneration levels and the proportions between fixed and variable pay.

Base salary and fees

The purpose of base salary (which is inclusive of Directors’ fees) is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director.

Salary levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. The scales were increased by 6% with effect from July 1, 2002. The salary scales are reviewed annually by REMCO and will be adjusted in line with market practice with effect from July 1, 2003. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Annual and deferred bonus

The purpose of the annual bonus plan is to motivate Group Managing Directors to achieve annual results that further the Group’s long-term objectives.

The target level of bonus for the year 2002 was 100% of base salary (2001 was 65% of base salary). The target for 2003 will be 100% of base salary.

Bonus awards are recommended by REMCO based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. These targets encompass financial, customer, people, sustainable development and other operational objectives. For 2002, financial targets related to Total Shareholder Return (TSR) measured annually by the average weighted share

The “Shell” Transport and Trading Company, Public Limited Company   S9

price performance plus dividends of Shell Transport and Royal Dutch relative to other major integrated oil companies and Return on Average Capital Employed (ROACE). Having regard to the Group’s performance against all targets, REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. The same approach will be adopted in 2003.

Since 2001, Group Managing Directors have been able to elect to defer up to one-third of their annual bonus into shares, in the case of Managing Directors of the Company, Shell Transport shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares, are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two shares accumulated.

The purposes of the deferred bonus plan are to reward performance over a single financial year, to align Group Managing Directors’ interests with shareholders’ interests during the deferment period and to encourage share ownership in the Company. There is accordingly no further performance test beyond that governing performance in the relevant bonus year.

Neither annual nor deferred bonuses are pensionable.

Long-term incentives

The objective of long-term incentive arrangements is to ensure that Group Managing Directors share the interests of shareholders by being rewarded for share price growth, the creation of shareholder value and the achievement of superior relative shareholder returns. The policy in relation to long-term incentives applies to each of the Group Managing Directors.

Long-term incentives are currently awarded in the form of stock options. Options are granted once a year under the Group Stock Option plan which applies to Group Managing Directors and senior staff.

Options granted before 2003 to Group Managing Directors may vest three years after grant and remain exercisable until ten years after grant. Of the options granted, 50% are subject to performance conditions and the proportion of such 50% which will either vest and become unconditional or lapse, will be determined for Group Managing Directors at the discretion of REMCO using the criteria below.

REMCO will only exercise its discretion in favour of vesting to the extent that it is satisfied that the performance of the Group over the three-year vesting period reflects the objective for long-term incentives. Accordingly, when making its decision, REMCO takes into account a combination of TSR over the three-year vesting period (measured by the average weighted share price performance plus dividends of Shell Transport and Royal Dutch over the ten-day period at the beginning and end of the vesting period) relative to a peer group of other major integrated oil companies and other long-term indicators of Group performance.

The latest tranche of stock options to vest was granted in March 2000 and the stock options vested in March 2003. The measurement period for the options was January 1, 2000 to December 31, 2002. The peer companies were BP, ChevronTexaco, ExxonMobil and Total. The Royal Dutch/Shell Group of Companies ranked fourth. REMCO considered other performance indicators including profits over the three years and ROACE relative to the peer group.

Having considered all of these factors REMCO determined that 50% of the options granted in March 2000 that were subject to its discretion should vest.

Options granted in 2003, and in subsequent years, will be 100% performance linked. Performance will be measured over the three financial years prior to grant. The policy, which will continue in future years, is that the levels of grant will vary according to the ratings given by REMCO to the Group’s achievements against financial targets and will reflect competitive market practice. The current financial targets are TSR relative to the other major integrated oil companies and ROACE. These financial targets have been chosen as they are consistent with the objective for long-term incentives and represent a balanced test of the Group’s internal operating efficiency and external performance.

In addition, it is proposed to introduce a new Long-term Incentive Plan (the Plan). This proposal will be put to shareholders at the 2003 Annual General Meetings of Shell Transport and Royal Dutch.

S10   The “Shell” Transport and Trading Company, Public Limited Company

Group Managing Directors and other selected senior executives will be eligible to participate in the Plan. Group Managing Directors will be selected for participation on the recommendation of REMCO. Participants will be made a conditional award of shares in either Shell Transport or Royal Dutch. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions, including normal retirement) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded in any year. Awards in any one year can range from zero to two times base salary, but the maximum number of shares will only be received for exceptional performance as described below.

If the adoption of the Plan is approved, the performance targets will be linked to TSR (the average weighted share price performance plus dividends of Shell Transport and Royal Dutch) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders.

The first comparator group will consist of the largest twenty companies (by way of market capitalisation) in the FTSE 100 share index together with the ten largest companies (also by way of market capitalisation) in the AEX index, in each case, at the beginning of the relevant performance period. As at January 1, 2003, the first comparator group, in addition to Shell Transport and Royal Dutch, was FTSE: Anglo American, AstraZeneca, Aviva, Barclays, BG Group, BP, British American Tobacco, BT Group, Diageo, GlaxoSmithKline, HBOS, HSBC Holdings, Lloyds TSB Group, National Grid Transco, Rio Tinto, The Royal Bank of Scotland, Tesco, Unilever PLC and Vodafone Group and AEX: ABN AMRO, AEGON, Ahold, Akzo Nobel, Heineken, ING Group, KPN, Philips and Unilever N.V. In the case of Shell Transport and Royal Dutch, and Unilever PLC and Unilever N.V., the weighted average TSR of the two companies will be used.

The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group of Companies and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. If shareholders approve the adoption of the Plan, the comparator groups described above will be used for the first performance period which will be from January 1, 2003 to December 31, 2005.

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between these two points. No shares will be received for performance below the median. This method of calculation has been chosen because it is consistent both with shareholders’ expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

All-employee Share Schemes

Group Managing Directors who are Directors of the Company are, in common with other UK employees, eligible to participate in the Shell Sharesave Scheme and the Shell All-employee Share Ownership Plan. However, they are not eligible to participate in the Global Employee Share Purchase Plan.

Pensions

For Shell Transport Managing Directors’ pensions the principal sources are the Shell Contributory Pension Fund (for service in the UK) and the Shell Overseas Contributory Pension Fund (for previous service overseas). Both Funds are defined benefit plans to which Managing Directors contribute 4% of relevant earnings. The latest date on which Managing Directors retire is June 30, following their 60th birthday, and the maximum pension is two-thirds of their final remuneration, excluding bonuses. There are also provisions, as for all members of the above Funds, for a dependant benefit of 60% of actual or prospective pension, and a lump sum death-in-service payment of three times annual salary. During 2002 two Managing Directors accrued retirement benefits under defined benefit plans (2001: three; 2000: three). No Managing Director has accrued benefits under a money purchase benefit scheme. Salaries/fees payable to Managing Directors, totalling £1,214,000 in 2002, £1,328,500 in 2001, £1,514,500 in 2000 count for pension purposes in the Shell Contributory Pension Fund.

The “Shell” Transport and Trading Company, Public Limited Company   S11

The payment of employers’ contributions to the Shell Contributory Pension Fund, which is open to United Kingdom employees of the member companies, has upon actuarial advice been suspended since January 1, 1990. Managing Directors accrued pension benefits during the year are as detailed in the table on page S14. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

Advisors

In reaching its decisions on Group Managing Directors’ remuneration, REMCO was materially assisted by advice from John Hofmeister (Group Human Resources Director) and Michael Reiff (Group Head of Remuneration and Benefits).

External data are collated by internal sources and used in the preparation of internal briefing papers that REMCO considers, in common with other factors, when making its decisions. Accordingly, there is no single external source that provides material advice or services, nor is there a formal external advisor appointed by REMCO. At its discretion, REMCO may seek external advice on its own account and, in the year under review, it received such advice from Towers Perrin, which also provided companies within the Group with advice on pensions, compensation, communication and HR management.

Directors’ Contracts of Service

No Director has or, during the financial year had, a contract of service with Shell Transport. The Managing Directors of Shell Transport have employment contracts with one of the Group holding or service companies that provide entitlement to notice in line with the standard policy applicable to other senior staff in the United Kingdom — three months. Similarly, such contracts expire on the latest expected date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday (as at December 2002, Sir Philip Watts was aged 57 and Paul Skinner 58). There are no predetermined termination compensation arrangements in place for Directors of Shell Transport and no payments on termination were made to retiring or past Directors during the year under review.

Sir Philip Watts’ and Paul Skinner’s current employment contracts are effective from July 1, 2002 and January 1, 2000 respectively.

Non-executive Directors’ Fees

In accordance with the Articles of Association, the remuneration of Directors of the Company is determined by the Board within a limit set by shareholders. All Directors are entitled to an annual fee (currently £50,000) with additional fees for acting as Chairman of the Board or of a Joint Committee. An additional fee is payable to any Director who undertakes intercontinental travel to attend a meeting.

The fees for non-executive Directors are reviewed from time to time and were last adjusted from July 1, 2002 after approval at the 2002 Annual General Meeting of an increase in the maximum sum available. There are no current proposals to increase fees in 2003.

Performance graph

The following graph compares, on the basis required by the Directors’ Remuneration Report Regulations 2002, the TSR of Shell Transport and that of the companies comprising the FTSE 100 share index over the five-year period from 1998 to 2002. The Board regards the FTSE 100 share index as an appropriate broad market equity index for comparison as it is the leading market index in Shell Transport’s home market.

Five-year historical TSR Performance

Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30 Trading Day Average values

S12   The “Shell” Transport and Trading Company, Public Limited Company

Remuneration of the Directors

Emoluments of Directors in office during 2002	£

	2002		2001		2000

Sir Philip Watts:
Salaries and fees	745,969		607,398		496,302
Car benefit[a]	21,922		20,089		17,323
Other benefits	—		—		—
Performance-related element[b]	874,000	[c]	455,000	[c]	225,000
Deferred bonus plan adjustment[d]	152,069		75,834		—

	1,793,960		1,158,321		738,625
Realised share option gains	8,238		508,167		134,400

	1,802,198		1,666,488		873,025

Paul Skinner:
Salaries and fees	553,830		504,703		458,802
Car benefit[a]	13,181		14,924		14,965
Other benefits	—		—		655
Performance-related element[b]	632,500		338,000	[c]	213,750
Deferred bonus plan adjustment[d]	4,756		56,334		—

	1,204,267		913,961		688,172
Realised share option gains	8,238		505,902		349,704

	1,212,505		1,419,863		1,037,876

Sir Mark Moody-Stuart[e]:
Salaries and fees	—		583,401		710,427
Directors’ fees	39,375		—		—
Holding Company fees	18,314		—		—
Performance-related element[b]	—		232,050		321,300

	57,689		815,451		1,031,727
Realised share option gains	—		639,360		892,440

	57,689		1,454,811		1,924,167

Teymour Alireza: Directors’ fees	45,375		28,750		28,750

Sir Peter Burt: Directors’ fees	21,795		—		—

Dr Eileen Buttle: Directors’ fees	39,375		31,875		30,625

Luis Giusti: Directors’ fees	45,375		26,875		7,500

Nina Henderson: Directors’ fees	45,375		17,516		—

Sir Peter Job: Directors’ fees	39,375		11,042		—

Sir John Kerr: Directors’ fees	21,795		—		—

Professor Robert O’Neill: Directors’ fees	10,910		30,000		30,000

Lord Oxburgh: Directors’ fees	42,800		32,475		36,850

Sir William Purves: Directors’ fees	11,612		34,333		34,333

a	Car benefit is the Inland Revenue defined cash equivalent of the cost of company provided vehicles.

b	The performance-related element is included in the year to which it relates.

c	Of which one-third was deferred under the Deferred Bonus Plan.

d	These amounts are the increases accruing during the year in respect of entitlements under the Deferred Bonus Plan in respect of additional shares that will be granted (provided the participant remains in Group employment for three years following initial deferral or reaches normal retirement age within the three-year period).

e	Sir Mark Moody-Stuart retired as Chairman and Managing Director on June 30, 2001. His remuneration in 2001 included a “full service bonus” of £198,000. A bonus under this arrangement is paid on retirement to all UK employees with qualifying service.

The “Shell” Transport and Trading Company, Public Limited Company   S13

Pensions

	Sir Philip Watts	Paul Skinner

Accrued pension	£ thousand per annum
Pension accrued at 31.12.02	479.69	404.86
Increase in accrued pension over year	83.92	66.16
Increase in accrued pension over year (excluding inflation)	72.30	56.20

Transfer values of accrued benefits	£ thousand

At 31.12.01	6,411.60	5,410.40
At 31.12.02	7,913.00	6,586.50
Increase over year less Director’s contributions	1,476.80	1,176.10
Increase over year (excluding inflation) less Director’s contributions	1,167.60	914.20

The transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Share options

Number of 25p Ordinary shares under option

			Exercised
			(cancelled/
		Granted	lapsed)
At		during	during	At	Exercise	Exercisable	Exercisable
1.1.02		the year	the year	31.12.02	price	from date	to date

Sir Philip Watts
272,000		—	(272,000)	—	439p	11.12.97	10.12.02
308,750		—	—	308,750	363p	22.12.01	21.12.08
341,000		—	—	341,000	505p	23.03.03	22.03.10
465,000		—	—	465,000	552p	26.03.04	25.03.11
5,214	[a]	—	5,214[b]	—	330p	01.02.02	31.07.02
—		3,251 [a]	—	3,251	509p	01.02.07	31.07.07
—		885,000	—	885,000	523p	21.03.05	20.03.12

Paul Skinner
139,200		—	—	139,200	439p	11.12.00	10.12.07
194,700		—	—	194,700	363p	22.12.01	21.12.08
341,000		—	—	341,000	505p	23.03.03	22.03.10
465,000		—	—	465,000	552p	26.03.04	25.03.11
5,214[a]		—	5,214[b]	—	330p	01.02.02	31.07.02
—		3,251[a]	—	3,251	509p	01.02.07	31.07.07
—		660,000	—	660,000	523p	21.03.05	20.03.12

Sir Mark Moody-Stuart
387,000		—	(387,000)	—	439p	11.12.97	10.12.02
440,800		—	—	440,800	363p	22.12.01	30.06.06
487,000		—	—	487,000	505p	23.03.03	30.06.06

All the options listed above relate to Shell Transport Ordinary shares. All options are exercisable at market price (no discount) at grant. The options with an expiry up to and including 2002 were exercisable from grant except for the Shell Sharesave Scheme (see footnote a). The remaining options were granted for 10 years and are not exercisable within three years of grant; 50% of those options are subject to a performance condition with the exception of those granted prior to appointment as a Director of the Company. Upon vesting in 2003, of the performance-related options granted in 2000, 50% became unconditional.

The price range of the Ordinary shares during the year was 361p to 543p.

There were no other changes in the above interests in options during the period from December 31, 2002 to March 4, 2003.

a	These options are held under the Shell Sharesave Scheme of The Shell Petroleum Company Limited.

b	The only options exercised in 2002: the market price at exercise was 488p.

Signed on behalf of the Board
Jyoti Munsiff,
Secretary
March 6, 2003

S14   The “Shell” Transport and Trading Company, Public Limited Company

Group Share Plans

Set out below is a summary of the principal employee share schemes operated by Group companies*. The shares subject to the plans are existing issued shares of Royal Dutch or Shell Transport and no dilution of shareholders’ equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment thereto is being made.

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

Options are exercisable three years from grant. Options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions.

For Group Managing Directors and the most senior executives 100% of options granted in 2003 and in subsequent years will be subject to performance conditions.

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

Global Employee Share Purchase Plan

This broad-based plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share match. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Shell Sharesave Scheme

In lieu of the Global Employee Share Purchase Plan employees in the UK continue to participate in the Shell Sharesave Scheme. Options are granted over shares of Shell Transport at prices not less than market value on a date not more than 30 days before grant and are normally exercisable after a three-year or five-year contractual savings period.

Shell All-employee Share Purchase Plan

Employees in the UK may now participate in the Shell All-employee Share Purchase Plan which is designed to encourage employee participation in their company. Employees invest amounts up to a maximum £125 per month in Shell Transport shares at the current market value using funds deducted from their monthly salary. The contributions are not liable to income tax, but to maintain the tax benefit, the shares must be held in the Plan for a defined period (normally five years).

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G25 to G27.

The “Shell” Transport and Trading Company, Public Limited Company   S15

(This page is intentionally blank)

S16   The “Shell”Transport and Trading Company, Public Limited Company

Royal Dutch/Shell Group of Companies

Report of Independent Accountants

We have audited the Financial Statements appearing on pages G2 to G33 of the Royal Dutch/Shell Group of Companies for the years 2002, 2001 and 2000. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Royal Dutch/Shell Group of Companies at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with generally accepted accounting principles in the Netherlands and the United States

KPMG Accountants N.V.

KPMG Accountants N.V., The Hague

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, London

March 5, 2003

Royal Dutch/Shell Group of Companies   G1

Financial Statements

Statement of Income		$ million

	Note	2002	2001	2000

Sales proceeds		235,598	177,281	191,511
Sales taxes, excise duties and similar levies		56,167	42,070	42,365

Net proceeds		179,431	135,211	149,146
Cost of sales		151,214	107,839	118,328

Gross profit		28,217	27,372	30,818
Selling and distribution expenses		9,954	7,898	7,896
Administrative expenses		1,601	1,244	1,137
Exploration		991	882	755
Research and development		472	387	389

Operating profit of Group companies		15,199	16,961	20,641
Share of operating profit of associated companies	6	2,624	3,041	3,859

Operating profit		17,823	20,002	24,500
Interest and other income	7	758	1,059	974
Interest expense	8	1,364	1,133	1,324
Currency exchange gains/(losses)		(23)	(30)	(114)

Income before taxation		17,194	19,898	24,036
Taxation	9	7,617	8,694	11,273

Income after taxation		9,577	11,204	12,763
Income applicable to minority interests		158	352	44

Net income		9,419	10,852	12,719

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets		$ million

	Note	2002	2001	2000

Net income	3	9,419	10,852	12,719
Other comprehensive income, net of tax:	5
currency translation differences		2,439	(1,689)	(2,717)
unrealised gains/(losses) on securities		25	(143)	(238)
unrealised gains/(losses) on cash flow hedges		(225)	(14)
minimum pension liability adjustments		(1,475)	(127)	(70)

Comprehensive income		10,183	8,879	9,694
Net distribution to Parent Companies	3	(5,435)	(9,163)	(8,579)
Increase in Parent Companies’ shares held, net of dividends received	22	(844)	(642)	(200)
Parent Companies’ interest in Group net assets at January 1		56,160	57,086	56,171

Parent Companies’ interest in Group net assets at December 31	4	60,064	56,160	57,086

Applicable to:
Royal Dutch (60%)		36,038	33,696	34,252
Shell Transport (40%)		24,026	22,464	22,834

		60,064	56,160	57,086

G2   Royal Dutch/Shell Group of Companies

Statement of Assets and Liabilities	$ million

		Dec 31	Dec 31
	Note	2002	2001

Fixed assets
Tangible assets	10	79,390	51,370
Intangible assets	10	4,696	939
Investments
associated companies	6	17,621	18,018
securities	14	1,719	1,914
other		1,420	1,108

Total fixed assets		104,846	73,349

Other long-term assets	11	7,299	7,716

Current assets
Inventories	12	10,298	6,341
Accounts receivable	13	28,687	17,467
Short-term securities	14	5	—
Cash and cash equivalents	14	1,556	6,670

Total current assets		40,546	30,478

Current liabilities: amounts due within one year
Short-term debt	15	12,874	3,988
Accounts payable and accrued liabilities	17	32,078	18,884
Taxes payable	9	5,010	4,494
Dividends payable to Parent Companies		5,153	6,101

Total current liabilities		55,115	33,467

Net current assets/(liabilities)		(14,569)	(2,989)

Total assets less current liabilities		97,576	78,076

Long-term liabilities: amounts due after more than one year
Long-term debt	15	6,817	1,832
Other	18	6,118	4,515

		12,935	6,347

Provisions
Deferred taxation	9	12,471	7,146
Pensions and similar obligations	20	5,016	2,331
Decommissioning and restoration costs	23	3,528	2,615

		21,015	12,092

Group net assets before minority interests		63,626	59,637
Minority interests		3,562	3,477

Net assets		60,064	56,160

Royal Dutch/Shell Group of Companies   G3

Statement of Cash Flows (see Note 19)		$ million

	Note	2002	2001	2000

Cash flow provided by operating activities
Net income		9,419	10,852	12,719
Adjustments to reconcile net income to cash flow provided by operating activities Depreciation, depletion and amortisation	10	8,454	6,117	7,885
Profit on sale of assets		(367)	(133)	(1,026)
Movements in:
inventories		(1,461)	1,067	(1,268)
accounts receivable		(5,761)	8,519	(10,007)
accounts payable and accrued liabilities		6,885	(7,787)	9,741
taxes payable		(710)	(1,443)	967
short-term securities		—	—	(2)
Associated companies: dividends more/(less) than net income	6	313	265	(132)
Deferred taxation and other provisions		273	129	491
Long-term liabilities and other		(838)	(1,005)	(1,053)
Income applicable to minority interests		158	352	44

Cash flow provided by operating activities		16,365	16,933	18,359

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(12,184)	(9,626)	(6,209)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)			19	(8,925)
Proceeds from sale of assets		1,099	1,265	3,852
New investments in associated companies	6	(1,289)	(1,074)	(1,161)
Disposals of investments in associated companies		501	507	2,283
Movement in other investments		83	(180)	(336)

Cash flow used in investing activities		(20,715)	(9,108)	(1,571)

Cash flow used in financing activities
Long-term debt (including short-term part) new borrowings		5,267	180	945
repayments		(5,610)	(1,115)	(1,276)

		(343)	(935)	(331)
Net increase/(decrease) in short-term debt		7,058	(794)	(3,271)
Change in minority interests		421	(206)	(22)
Dividends paid to:
Parent Companies		(6,961)	(9,406)	(5,239)
minority interests		(228)	(221)	(262)

Cash flow used in financing activities		(53)	(11,562)	(9,125)

Parent Companies’ shares: net sales/(purchases) and dividends received		(864)	(773)	(200)
Currency translation differences relating to cash and cash equivalents		153	(251)	(75)

Increase/(decrease) in cash and cash equivalents		(5,114)	(4,761)	7,388

Cash and cash equivalents at January 1		6,670	11,431	4,043

Cash and cash equivalents at December 31		1,556	6,670	11,431

G4   Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

1 The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are holding companies which together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/Shell Group. Group companies are engaged in all principal aspects of the oil and natural gas business throughout the world. They also have substantial chemical interests. These activities are conducted in more than 145 countries and territories and are subject to changing economic, regulatory and political conditions.

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

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Royal Dutch/Shell Group of Companies   G5

Securities

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in net income. Securities intended to be held to maturity are carried at cost, unless permanently impaired in which case they are carried at fair value. All other securities are classified as available for sale and are carried at fair value, with unrealised holding gains and losses being taken directly to Parent Companies’ interest in Group net assets. Upon sale or maturity, the net gains and losses are included in net income.

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long-term are classified under fixed assets — investments.

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

Depreciation, depletion and amortisation

Tangible fixed assets related to production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives (five to twenty years). New US accounting standard FAS 142 requires that goodwill, and other intangible fixed assets with an indefinite life, are no longer amortised but instead tested for impairment annually. This standard was effective for the Group from the beginning of 2002 and adoption did not have a significant effect on the Group’s Financial Statements. Other intangible fixed assets continue to be amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

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

Royal Dutch/Shell Group of Companies   G7

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

Stock-based compensation plans

Group companies account for stock-based compensation plans in accordance with the intrinsic value method. This method requires no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the date of grant. However, recognition of compensation expense is required for variable award (performance-related) plans over the vesting periods of such plans, based on the then current market values of the underlying stock.

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

G8   Royal Dutch/Shell Group of Companies

3 Division of Group net income between the Parent Companies

The division of Group net income, in accordance with Note 1, is as follows:

2002	$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	9,419	5,651	3,768
less net distributions to Parent Companies	5,435	3,261	2,174

Undistributed net income	3,984	2,390	1,594

2001	$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	10,852	6,511	4,341
less net distributions to Parent Companies	9,163	5,498	3,665

Undistributed net income	1,689	1,013	676

2000	$ million

	Total	Royal Dutch	Shell Transport
		(60%)	(40%)

Group net income	12,719	7,631	5,088
less net distributions to Parent Companies	8,579	5,147	3,432

Undistributed net income	4,140	2,484	1,656

4 Parent Companies’ interest in Group net assets

	$ million

	2002	2001	2000

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	68,045	64,061	62,372
Parent Companies’ shares held, net of dividends received (Note 22)	(2,797)	(1,953)	(1,311)
Cumulative currency translation differences	(3,897)	(6,336)	(4,647)
Unrealised gains/(losses) on:
securities	11	(14)	129
cash flow hedges	(239)	(14)
Minimum pension liability adjustments	(1,800)	(325)	(198)

Balance at December 31	60,064	56,160	57,086

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $17,850 million at December 31, 2002 (2001: $21,625 million; 2000: $22,615 million). Provision has not been made for taxes on possible future distribution of these undistributed earnings as these earnings have been, or will be, substantially reinvested by the companies concerned. It is not, therefore, meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

Royal Dutch/Shell Group of Companies   G9

5 Other comprehensive income

2002	$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	2,474	3	2,477
Reclassifications	(38)	—	(38)

Currency translation differences net of reclassifications	2,436	3	2,439

Unrealised gains/(losses) on securities	26	10	36
Reclassifications	(12)	1	(11)

Unrealised gains/(losses) on securities net of reclassifications	14	11	25

Unrealised gains/(losses) on cash flow hedges	(209)	(7)	(216)
Reclassifications	(9)	—	(9)

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(218)	(7)	(225)

Minimum pension liability adjustments	(2,446)	971	(1,475)

Other comprehensive income	(214)	978	764

2001	$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(1,540)	(22)	(1,562)
Reclassifications	(127)	—	(127)

Currency translation differences net of reclassifications	(1,667)	(22)	(1,689)

Unrealised gains/(losses) on securities	(114)	(9)	(123)
Reclassifications	(32)	12	(20)

Unrealised gains/(losses) on securities net of reclassifications	(146)	3	(143)

Unrealised gains/(losses) on cash flow hedges	(1)	(13)	(14)
Reclassifications	—	—	—

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(1)	(13)	(14)

Minimum pension liability adjustments	(209)	82	(127)

Other comprehensive income	(2,023)	50	(1,973)

2000	$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(2,677)	(51)	(2,728)
Reclassifications	11	—	11

Currency translation differences net of reclassifications	(2,666)	(51)	(2,717)

Unrealised gains/(losses) on securities	(205)	8	(197)
Reclassifications	(50)	9	(41)

Unrealised gains/(losses) on securities net of reclassifications	(255)	17	(238)

Minimum pension liability adjustments	(115)	45	(70)

Other comprehensive income	(3,036)	11	(3,025)

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

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

	$ million

	2002	2001	2000

Net proceeds	33,522	55,767	60,896
Cost of sales	26,936	47,143	51,692

Gross profit	6,586	8,624	9,204
Other operating expenses	3,962	5,583	5,345

Operating profit	2,624	3,041	3,859
Interest and other income	102	98	111
Interest expense	451	503	498
Currency exchange gains/(losses)	(15)	(20)	7

Income before taxation	2,260	2,616	3,479
Taxation	1,002	1,081	1,515

Net income	1,258	1,535	1,964

Income by segment	$ million

	2002	2001	2000

Exploration and Production	543	745	990
Gas & Power	589	746	505
Oil Products	250	456	650
Chemicals	153	(26)	174
Corporate and Other	(277)	(386)	(355)

	1,258	1,535	1,964

(b) Investments

	$ million

			2002	2001

	Shares	Loans	Total	Total

At January 1	15,721	2,297	18,018	18,648
New investments	684	605	1,289	1,074
Net asset transfers to/(from) associates, disposals and other movements	(1,842)	(382)	(2,224)	(1,031)
Net income	1,258	—	1,258	1,535
Dividends	(1,571)	—	(1,571)	(1,800)
Currency translation differences	743	108	851	(408)

At December 31	14,993	2,628	17,621	18,018

In 2002, the net asset transfers to/from associates, disposals and other movements mainly comprise the effects of the reclassification of Equilon from an associate to a Group company consequent on the acquisition of the outstanding 44% interest. The amount in 2001 mainly relates to the effects of the reclassification of Sakhalin Energy from an associate to a Group company and repayments of loans.

Net income for 2002 includes $150 million write-down in the carrying amount of InterGen (Gas & Power).

Royal Dutch/Shell Group of Companies   G11

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million

	2002	2001

Fixed assets	27,611	26,171
Current assets	6,704	7,529

Total assets	34,315	33,700
Current liabilities	7,107	8,588
Long-term liabilities	9,587	7,094

Net assets	17,621	18,018

An analysis by segment is shown in Note 24.

The Group’s major investments in associated companies at December 31, 2002 comprised:

		Country of
Segment Name	Group interest	incorporation

Exploration and Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oil Products
Motiva	50%	USA
Showa Shell	50%	Japan
Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia

(c) Transactions between Group companies and associated companies

Transactions between Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ million

	2002	2001	2000

Charges to associated companies	10,573	13,415	15,590
Charges from associated companies	5,623	5,053	5,792

Balances outstanding at December 31, 2002 and 2001 in respect of the above transactions are shown in Notes 13 and 17.

G12   Royal Dutch/Shell Group of Companies

7 Interest and other income

	$ million

	2002	2001	2000

Group companies
Interest income	491	784	627
Other income	165	177	236

	656	961	863
Associated companies	102	98	111

	758	1,059	974

8 Interest expense

	$ million

	2002	2001	2000

Group companies
Interest incurred	956	662	877
less interest capitalised	43	32	51

	913	630	826
Associated companies	451	503	498

	1,364	1,133	1,324

9 Taxation

(a)  Taxation charge for the year

	$ million

	2002	2001	2000

Group companies Current tax charge	6,752	7,722	9,251
Deferred tax charge/(credit)	(137)	(109)	507

	6,615	7,613	9,758
Associated companies	1,002	1,081	1,515

	7,617	8,694	11,273

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million

	2002	2001	2000

Expected tax charge at statutory rates	6,467	7,734	9,763
Adjustments of valuation allowance	(30)	(70)	(261)
Adjustments in respect of prior years	(251)	(258)	(89)
Other items	429	207	345

Taxation charge of Group companies	6,615	7,613	9,758

The taxation charge of Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from exploration and production activities and various additional income and other taxes to which these activities are subject.

Royal Dutch/Shell Group of Companies   G13

(b) Taxes payable

	$ million

	2002	2001

Taxes on activities of Group companies	2,013	2,220
Sales taxes, excise duties and similar levies and social law taxes	2,997	2,274

	5,010	4,494

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

	$ million

	2002	2001

Tangible and intangible fixed assets	16,612	9,080
Other items	3,504	3,169

Total deferred tax liabilities	20,116	12,249

Tax losses carried forward	(2,171)	(1,642)
Provisions
Pensions and similar obligations	(1,293)	(671)
Decommissioning and restoration costs	(1,700)	(1,162)
Environmental and other provisions	(445)	(322)
Other items	(4,510)	(2,936)

Total deferred tax assets	(10,119)	(6,733)
Asset valuation allowance	2,474	1,630

Net deferred tax assets	(7,645)	(5,103)

Net deferred tax liability	12,471	7,146

The increase in temporary differences for tangible and intangible fixed assets includes the deferred tax assumed on acquisition of Enterprise Oil (see Note 19).

The Group has tax losses carried forward amounting to $6,687 million at December 31, 2002. Of these, $5,108 million can be carried forward indefinitely. The remaining $1,579 million expires in the following years:

$ million

2003	97
2004	160
2005	342
2006	142
2007—2011	65
2012—2017	773

G14   Royal Dutch/Shell Group of Companies

10 Tangible and intangible fixed assets

	$ million

				2002	2001
				Total	Total
	Tangible	Intangible		Group	Group

Cost
At January 1	117,769	2,414		120,183	114,093
Capital expenditure	11,837	347		12,184	9,626
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon), see Note 19	20,178	3,107		23,285
Sales, retirements and other movements	(1,735)	440		(1,295)	(592)
Currency translation differences	9,770	150		9,920	(2,944)

At December 31	157,819	6,458		164,277	120,183

Depreciation
At January 1	66,399	1,475		67,874	65,774
Depreciation, depletion and amortisation charge	8,249	205		8,454	6,117
Sales, retirements and other movements	(1,539)	15		(1,524)	(2,295)
Currency translation differences	5,320	67		5,387	(1,722)

At December 31	78,429	1,762		80,191	67,874

Net 2002	79,390	4,696a		84,086

2001	51,370	939	[a]		52,309

a Includes goodwill of $2.3 billion at December 31, 2002 (2001: $0.4 billion) of which $1.8 billion resulted from the Oil Products acquisitions.

Capital expenditure, together with acquisitions and new investments in associated companies, and the depreciation, depletion and amortisation charge are shown in Note 24, classified, consistent with oil and gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

	$ million

	2002	2001

Capitalised costs in respect of assets not yet used in operations
Unproved properties	4,239	2,319
Proved properties under development and other assets in the course of construction	7,421	6,066

	11,660	8,385

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

	$ million

	2002	2001	2000

Cost of sales	7,184	4,987	6,689
Selling and distribution expenses	1,095	1,007	1,087
Administrative expenses	62	53	57
Exploration	80	42	10
Research and development	33	28	42

	8,454	6,117	7,885

Royal Dutch/Shell Group of Companies   G15

Depreciation, depletion and amortisation charges for 2002 include $191 million (2001: $88 million; 2000: $1,345 million) relating to the impairment of tangible fixed assets, and $6 million (2001: nil; 2000: $440 million) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The application of accounting principles generally accepted in the Netherlands would require amortisation of goodwill. If this accounting treatment were to be applied, the Group’s net income in 2002 would be reduced by $120 million. The impairment charges relate to assets held for use (2002: $105 million; 2001: nil; 2000: $1,433 million) and to assets held for sale (2002: $92 million; 2001: $88 million; 2000: $352 million). For 2000 the impairments mainly related to Oil Products resulting from a downward revision in the long-term expectation for certain refinery margins, and to Gas & Power resulting from restructuring of the business in the USA.

Intangible fixed assets include $1.1 billion in respect of Pennzoil and Quaker State trademarks acquired. These are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Net fixed assets at December 31, 2002 include assets held for sale totalling $0.2 billion (2001: $0.8 billion), consisting primarily of assets in Chemicals and Other industry segments. It is expected that the sales of these assets will occur in 2003. Operating losses included in the Statement of Income relating to these assets totalled $37 million in 2002 (2001: $49 million; 2000: $33 million).

11 Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as “Other long-term assets”. At December 31, 2002 these include $6,732 million (2001: $6,487 million) of deferred charges and prepayments (including amounts in respect of risk management activities), of which $4,506 million (2001: $4,714 million) relates to prepaid pension costs.

12 Inventories

	$ million

	2002	2001

Inventories of oil and chemicals	9,383	5,704
Inventories of materials	915	637

	10,298	6,341

Of the total inventories, $1,529 million at December 31, 2002 (2001: $730 million) wholly in North America are valued by the LIFO method. The excess of FIFO cost over the carrying amount of such LIFO inventories was $955 million (2001: $193 million). The movement in 2002 is partly attributable to acquisitions during the year.

13 Accounts receivable

	$ million

	2002	2001

Trade receivables	15,475	9,824
Amounts owed by associated companies	4,834	1,875
Other receivables	3,453	2,692
Deferred charges and prepayments	4,925	3,076

	28,687	17,467

Provisions for doubtful items deducted from accounts receivable amounted to $415 million at December 31, 2002 (2001: $312 million). Deferred charges and prepayments include amounts in respect of risk management activities.

G16   Royal Dutch/Shell Group of Companies

14 Investments — securities and short-term securities

(a)  Investments — securities

Investments — securities mainly comprises a portfolio of equity and debt securities required to be held long-term by the Group insurance companies as security for their insurance activities. These securities are classified as available for sale. Of these, $689 million at December 31, 2002 (2001: $590 million) are debt securities. The maturities of $362 million of these are between two and five years, and those of $312 million exceed five years.

(b)  Short-term securities (including those classified as cash equivalents)

The total carrying amount of short-term securities, including those classified as cash equivalents, is $49 million at December 31, 2002 (2001: $2,233 million). Of these, none is of a trading nature (2001: $2,177 million). The remainder are debt securities which are classified as available for sale.

Short-term securities at December 31, 2002 amounting to $4 million (2001: $189 million) are listed on recognised stock exchanges.

15 Debt

(a) Short-term debt

	$ million

	2002	2001

Debentures and other loans	9,963	1,636
Amounts due to banks and other credit institutions (including long-term debt due within one year)	2,846	2,344

	12,809	3,980
Capitalised lease obligations	65	8

Short-term debt	12,874	3,988
less long-term debt due within one year	2,253	1,682

Short-term debt excluding long-term debt due within one year	10,621	2,306

In 2001, $1.3 billion of non-recourse debt owed by a company (Group interest 64%) was reclassified as short-term debt when a debt covenant (the interest cover ratio) was breached. This covenant breach is continuing and the company has defaulted on $115 million of scheduled principal payments in 2002.

The following relates only to short-term debt excluding long-term debt due within one year:

	$ million

	2002	2001
Maximum amount outstanding at the end of any quarter	13,098	2,306
Average amount outstanding	8,153	1,859
Amounts due to banks and other credit institutions	2,378	2,039
Unused lines of short-term credit	3,625	3,679
Approximate average interest rate on:
average amount outstanding	3%	11%
amount outstanding at December 31	3%	9%

The amount outstanding at December 31, 2002 includes $6,908 million of fixed rate and $1,364 million of variable rate dollar debt at an average interest rate of 2% and 3% respectively.

Royal Dutch/Shell Group of Companies   G17

(b) Long-term debt

	$ million

	2002	2001

Debentures and other loans	5,523	937
Amounts due to banks and other credit institutions	794	667

	6,317	1,604
Capitalised lease obligations	500	228

Long-term debt	6,817	1,832
add long-term debt due within one year	2,253	1,682

Long-term debt including long-term debt due within one year	9,070	3,514

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

Long-term debt denominated in dollars amounted to $5,165 million at December 31, 2002 (2001: $2,904 million). The majority of the amount at December 31, 2002 is fixed rate debt with an average interest rate of 4%; non-dollar denominated debt comprised mainly fixed rate debt at an average interest rate of 4%. The approximate weighted average interest rate in 2002 was 2% for dollar debt and 3% for total debt.

The aggregate maturities of long-term debts are:

$ million

2003	2,188
2004	1,190
2005	926
2006	1,268
2007	2,153
2008 and after	780

During 2002, the Medium Term Note and Commercial Paper Facilities have been increased to a total level of $26.0 billion. As at December 31, 2002, debt outstanding under central borrowing programmes, which includes these facilities, totalled $13.9 billion with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.

In accordance with the risk management policy, Group companies have entered into interest rate swap agreements against most of the fixed rate debt. The use of interest rate swaps is further discussed in Note 28 on page G33.

An asset-backed commercial paper programme has been in place since 2001. As at December 31, 2002, $1.0 billion (2001: $0.9 billion) of commercial paper was outstanding, secured mainly on Group originated assets. Neither the originated assets nor the commercial paper obligation are included in the Group’s Statement of Assets and Liabilities.

G18   Royal Dutch/Shell Group of Companies

16 Commitments

(a)  Leasing arrangements

The future minimum lease payments under operating leases and capital leases, and the present value of net minimum capital lease payments at December 31, 2002 are as follows:

	$ million

	Operating	Capital
	leases	leases

2003	1,906	91
2004	1,192	52
2005	806	51
2006	647	49
2007	512	56
2008 and after	3,553	495

Total minimum payments	8,616	794

less executory costs and interest		229

Present value of net minimum capital lease payments		565

The figures above for operating lease payments represent minimum commitments existing at December 31, 2002 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

	$ million

	2002	2001	2000

Minimum rentals	1,557	1,377	1,197
Contingent rentals	104	105	121
Sub-lease rentals	(300)	(174)	(107)

	1,361	1,308	1,211

(b)  Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2002 is as follows:

$ million

2003	681
2004	590
2005	500
2006	479
2007	471
2008 and after	6,417

9,138

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $441 million in 2002 (2001: $432 million).

Royal Dutch/Shell Group of Companies   G19

(c)  Long-term power capacity obligations

Group companies have obligations under certain power generation contracts (“tolling agreements”) at December 31, 2002 amounting to $6.9 billion (2001: $7.4 billion), of which $0.7 billion (2001: $0.7 billion) is conditional upon the exercise of a renewal option by the owner of one of the plants. ($2.2 billion of the amount at December 31, 2001 was conditional upon the ability of power plant owners to secure financing.) The timing of the payments under such obligations at December 31, 2002 is as follows:

$ million

2003	169
2004	308
2005	338
2006	330
2007	333
2008 and after	5,392

6,870

The fair value of tolling agreements at December 31, 2002 and December 31, 2001, which are included in assets and liabilities in respect of risk management activities (see Notes 13 and 17), and the resultant effect on net income for 2002, 2001 and 2000, was not significant. Recognition in the Financial Statements at fair value is in accordance with generally accepted accounting principles in the US (“US GAAP”).

The application of accounting principles generally accepted in the Netherlands would require certain tolling agreements to be treated as capital leases. If this accounting treatment were to be applied, additional tangible fixed assets and related long-term liabilities of approximately $3.3 billion at December 31, 2002 (2001: $2.2 billion) would be reflected in the Statement of Assets and Liabilities and the resultant effect on the Group’s net income for 2002, 2001 and 2000 would not have been significant. With respect to the conditional amounts referred to above, up to an additional $0.3 billion (2001: $1.5 billion) would be included on satisfaction of such conditions.

There have been recent developments in US GAAP of relevance to the accounting for tolling agreements, the direction of which is aligning US and Netherlands GAAP. These developments include the applicability of fair value accounting treatment and FIN 46 “Consolidation of Variable Interest Entities” where the impact is being assessed. It is reasonably possible that the majority of the tolling entities will be considered as variable interest entities of which a Group company is the primary beneficiary; such entities would be required to be consolidated no later than the third quarter, 2003. Group accounting policy in 2003 for these agreements is likely to be affected by these developments.

17 Accounts payable and accrued liabilities

	$ million

	2002	2001

Trade payables	13,049	8,476
Amounts due to associated companies	2,075	1,070
Pensions and similar obligations	250	193
Other payables	10,588	4,677
Accruals and deferred income	6,116	4,468

	32,078	18,884

Other payables include amounts in respect of risk management activities and, at December 31, 2002, $1.3 billion for the acquisition of DEA, payable in July 2003.

18 Long-term liabilities — Other

This includes amounts in respect of risk management activities, advance payments under long-term supply contracts, deposits, liabilities under staff benefit programmes, deferred income and environmental liabilities. The amount includes $926 million at December 31, 2002 (2001: $754 million) which does not fall due until more than five years after the respective balance sheet dates.

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

2002	$ million

				Movements
	Movements	Movements		derived from
	from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	12,193	4,533	15,051	31,777
Investments — associates	460	851	(1,708)	(397)
Other long-term assets	773	547	(1,737)	(417)
Inventories	1,461	704	1,792	3,957
Accounts receivable	5,761	1,551	3,908	11,220
Cash and cash equivalents	(5,267)	153	—	(5,114)
Short-term debt	(7,058)	(855)	(402)	(8,315)
Short-term part of long-term debt	(554)	(17)	—	(571)
Accounts payable and accrued liabilities	(6,885)	(2,369)	(3,940)	(13,194)
Taxes payable	710	(728)	(498)	(516)
Long-term debt	688	(502)	(5,171)	(4,985)
Other long-term liabilities	(236)	(346)	(1,021)	(1,603)
Deferred taxation	161	(1,214)	(4,272)	(5,325)
Other provisions	(434)	(619)	(2,545)	(3,598)
Other items	(179)	(347)	563	37
Net distributions to Parent Companies	1,526	(578)	—	948
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	864	1,675	(20)

	3,984	2,439	—	3,904

Income taxes paid by Group companies totalled $6.7 billion in 2002 (2001: $9.3 billion; 2000: $8.8 billion). Interest paid by Group companies was $1.0 billion in 2002 (2001: $0.7 billion; 2000: $0.9 billion).

The main non-cash movements reflect the following fair values of assets acquired and liabilities assumed resulting from: in Exploration and Production, the acquisition of Enterprise Oil (second quarter); and, in Oil Products, of Pennzoil-Quaker State (fourth quarter) and DEA (first quarter) and from the reclassification of Equilon from an associate to a Group company due to the acquisition of the outstanding shares (first quarter):

	$ million

	Exploration and	Oil
	Production	Products	Total

Tangible and intangible fixed assets	11,286	11,999	23,285
Other assets	736	5,772	6,508

Total assets acquired	12,022	17,771	29,793

Current liabilities (excluding debt)	252	3,609	3,861
Debt	2,359	3,608	5,967
Deferred taxation	3,771	638	4,409
Other long-term liabilities and provisions	346	2,220	2,566

Total liabilities assumed	6,728	10,075	16,803

Less: Investment in associate reclassified	—	2,730	2,730

Purchase consideration[a]	5,294	4,966	10,260

a Includes $1.3 billion relating to DEA, payable in July 2003.

Royal Dutch/Shell Group of Companies   G21

20 Employee retirement plans and other postretirement benefits

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

Plan assets principally comprise marketable securities and property holdings.

	$ million

	Pension benefits		Other benefits

	2002	2001	2002			2001

			USA	Other	Total	USA	Other	Total

Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	32,239	31,420	906	344	1,250	838	262	1,100
Increase in present value of the obligation for benefits based on employee service during the year	899	681	32	7	39	10	3	13
Interest on the obligation for benefits in respect of employee service in previous years	2,001	1,784	111	21	132	61	15	76
Benefit payments made	(1,780)	(1,559)	(72)	(21)	(93)	(52)	(18)	(70)
Currency translation effects	3,938	(1,071)	—	45	45	—	(14)	(14)
Other components[a]	1,812	984	1,091	(19)	1,072	49	96	145

Obligations for benefits based on employee service to date at December 31[b]	39,109	32,239	2,068	377	2,445	906	344	1,250

Change in plan assets
Plan assets held in trust at fair value at January 1	36,420	42,333
Actual return on plan assets	(5,943)	(3,420)
Employer contributions	227	173
Plan participants’ contributions	17	11
Benefit payments made	(1,780)	(1,559)
Currency translation effects	3,709	(1,407)
Other components[a]	385	289

Plan assets held in trust at fair value at December 31[b]	33,035	36,420

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(6,074)	4,181	(2,068)	(377)	(2,445)	(906)	(344)	(1,250)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	9	(62)
Unrecognised net (gains)/losses since adoption	9,125	(1,334)	692	93	785	61	105	166
Unrecognised prior service cost/(credit)	1,254	1,016	(26)	—	(26)	(4)	(1)	(5)

Net amount recognised	4,314	3,801	(1,402)	(284)	(1,686)	(849)	(240)	(1,089)

Amounts recognised in the Statement of Assets and Liabilities:
Intangible assets	420	—
Prepaid benefit costs	4,506	4,714
Accrued benefit liabilities	(3,580)	(1,435)	(1,402)	(284)	(1,686)	(849)	(240)	(1,089)
Amount recognised in Parent Companies’ Interest in Group Net Assets:
Accumulated other comprehensive income	2,968	522

Net amount recognised	4,314	3,801	(1,402)	(284)	(1,686)	(849)	(240)	(1,089)

a	Other components comprise mainly the effect of acquisitions and changes in actuarial assumptions.
b	For employee retirement plans with benefit obligation in excess of plan assets, the respective amounts at December 31, 2002 were benefit obligations of $26,343 million (2001: $2,590 million) and plan assets of $21,072 million (2001: $1,698 million). The obligation for pension benefits at December 31, 2002 in respect of unfunded plans was $1,302 million (2001: $621 million).

G22   Royal Dutch/Shell Group of Companies

20 Employee retirement plans and other postretirement benefits continued

Benefit costs for the year comprise:

	$ million

	Pension benefits			Other benefits

	2002	2001	2000	2002			2001			2000

				USA	Other	Total	USA	Other	Total	USA	Other	Total

Service cost	899	681	681	32	7	39	10	3	13	10	4	14
Interest cost	2,001	1,784	1,700	111	21	132	61	15	76	61	16	77
Expected return on plan assets	(3,339)	(3,005)	(2,839)
Other components	(100)	(216)	(284)	76	7	83	(2)	2	—	(3)	2	(1)

Cost of defined benefit plans	(539)	(756)	(742)	219	35	254	69	20	89	68	22	90
Payments to defined contribution plans	84	87	75

	(455)	(669)	(667)	219	35	254	69	20	89	68	22	90

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. The weighted averages applicable for the principal plans in the Group are:

	Pension benefits			Other benefits

	2002	2001	2002		2001

			USA	Other	USA	Other

Discount rate	5.9%	6.0%	6.5%	5.6%	7.0%	6.0%
Projected rate of remuneration growth	4.0%	4.0%
Expected rate of return on plan assets	8.0%	7.8%
Health care cost trend rate in year after reporting year			7.8%	4.6%	6.5%	4.7%
Ultimate health care cost trend rate			5.0%	2.9%	5.0%	2.9%
Year ultimate health care cost trend rate is applicable			2010	2004	2005	2003

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed health care cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $27 million/($24 million) and the accumulated postretirement benefit obligation by approximately $341 million/($287 million).

Royal Dutch/Shell Group of Companies   G23

21 Employee emoluments and numbers

(a)  Emoluments

	$ million

	2002	2001	2000

Remuneration	6,096	4,651	4,560
Social law taxes	518	395	390
Pensions and similar obligations (Note 20)	(201)	(580)	(577)

	6,413	4,466	4,373

(b) Average numbers

	thousands

	2002	2001	2000

Exploration and Production	17	14	13
Gas & Power	2	2	2
Oil Products	75	58	58
Chemicals	9	9	14
Corporate and Other	8	7	8

	111	90	95

(c) Year-end numbers

	thousands

	2002	2001	2000

Exploration and Production	17	15	13
Gas & Power	2	2	2
Oil Products	80	58	58
Chemicals	9	9	10
Corporate and Other	8	7	7

	116	91	90

In addition to remuneration above, there were charges for redundancy of $215 million in 2002 (2001: $110 million; 2000: $120 million).

The liabilities for redundancies at December 31, 2002 totalled $395 million (2001: $222 million; 2000: $300 million), including $98 million remaining from liabilities assumed on acquisitions in 2002.

G24   Royal Dutch/Shell Group of Companies

22 Stock-based compensation plans and Parent Companies’ shares held by Group companies

Stock-based compensation plans

Certain Group companies have in place various stock-based plans for senior staff and other employees of those and other Group companies. Details of the principal plans are given below.

The Group Stock Option Plans offer eligible employees options over Royal Dutch ordinary shares (Royal Dutch shares) or Shell Transport Ordinary shares (Shell Transport shares) at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant. The options lapse ten years after grant or, if earlier, on resignation from Group employment (subject to certain exceptions). For Group Managing Directors and the most senior executives, a proportion of the options granted is subject to performance conditions primarily based on Total Shareholder Return.

Under the Restricted Stock Plan, grants are made on a highly selective basis to senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period and the number of shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period.

The following table shows for 2001 and 2002, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

	Royal Dutch shares		Shell Transport shares		Shell Canada common shares[a]

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)

Under option at 1 January, 2001	10,214	47.86	41,937	6.34	2,560	15.81
Granted	11,302	59.24	30,601	8.33	1,311	22.95
Exercised	(886)	34.23	(6,882)	5.21	(240)	13.59
Expired	(229)	41.65	(644)	5.97	(15)	20.13

Under option at December 31, 2001	20,401	54.10	65,012	7.30	3,616	17.89

Granted	13,792	59.71	39,210	8.45	1,567	28.36
Exercised	(180)	47.12	(796)	6.21	(394)	14.45
Expired	(632)	54.50	(1,979)	7.53	(12)	25.21

Under option at December 31, 2002	33,381	59.86	101,447	8.26	4,777	21.71

a	Unissued.

The following tables provide further information about the options outstanding at December 31, 2002:

	Royal Dutch shares

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$40 to $45	2,062	5.3	42.98	1,873	43.07
$45 to $50	11	8.8	47.98	4	47.98
$50 to $55	10,231	7.9	53.46	2,784	51.75
$55 to $60	814	7.7	56.92	425	56.44
$60 to $65	14,263	8.5	62.74	1,195	60.77
$65 to $70	2,637	7.8	65.51	—	—
$70 to $75	3,363	8.3	73.79	—	—

$40 to $75	33,381	8.0	59.86	6,281	51.19

Royal Dutch/Shell Group of Companies   G25

22 Stock-based compensation plans and Parent Companies’ shares held by Group companies continued

	Shell Transport shares

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$5 to $6	11,511	4.9	5.84	11,511	5.84
$6 to $7	512	9.8	6.47	—	—
$7 to $8	7,384	3.9	7.06	7,384	7.06
$8 to $9	69,252	8.3	8.51	—	—
$9 to $10	12,788	5.9	9.84	—	—

$5 to $10	101,447	7.3	8.26	18,895	6.32

In the UK, The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows for 2001 and 2002, in respect of these plans, the number of Shell Transport shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year:

	thousands

	2002	2001

Under option at 1 January	17,549	19,538
Granted	6,898	4,291
Exercised	(4,911)	(4,818)
Expired	(856)	(1,462)

Under option at December 31	18,680	17,549

In 2001, the Global Employee Share Purchase Plan was implemented giving eligible employees the opportunity to buy Royal Dutch or Shell Transport shares, with 15% added after a specified holding period. At December 31, 2002, 3,310 (2001: 25,990) Royal Dutch shares and 14,578 (2001: 77,627) Shell Transport shares were held by Group companies in connection with the Global Employee Share Purchase Plan.

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2002		2001		2000

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

Group net income ($ million)	9,419	9,216	10,852	10,742	12,719	12,688
Earnings per share attributable to Royal Dutch ($)	2.70	2.64	3.07	3.04	3.56	3.55
Earnings per ADR attributable to Shell Transport ($)	2.33	2.28	2.65	2.62	3.07	3.06

The fair value of the Group’s 2002 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for US dollar, euro and sterling denominated options respectively: risk-free interest rates of 4.6, 4.9 and 5.3 percent; dividend yield of 2.8, 2.7 and 2.8 percent; volatility of 31.2, 30.1 and 32.6 percent and expected lives of five years.

G26   Royal Dutch/Shell Group of Companies

22 Stock-based compensation plans and Parent Companies’ shares held by Group companies continued

Parent Companies’ shares held by Group companies

Group companies purchase shares of the Parent Companies in the open market with the purpose of hedging their future obligations arising from the stock options granted to their employees and employees of other Group companies. The number of shares held by Group companies at December 31 in connection with stock option plans were as follows:

	2002	2001

Royal Dutch shares	29,892,326	17,428,720
Shell Transport shares	111,121,746	80,448,200

In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch and of Shell Transport shares, 9,185,957 Royal Dutch shares and 385,800 Shell Transport shares were held by Group companies at December 31, 2002 and 2001. In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2002 and 2001.

The carrying amount of these and all Parent Company shares held in connection with the stock-based compensation plans at December 31, 2002 is $2,797 million (2001: $1,953 million).

23 Decommissioning and restoration costs

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $5.2 billion at December 31, 2002 (2001: $4.3 billion) were used. Such estimates are subject to various regulatory and technological developments.

New US accounting standard FAS 143 (Asset Retirement Obligations) requires that an entity shall recognise the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. This standard will be effective for the Group from 2003 and the expected amount of the transition adjustment after tax is a credit to income of approximately $0.3 billion.

24 Information by geographical area and by industry segment

(a)  Geographical area

	$ million

	2002			2001		2000

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	65,137	36,770	62,259	19,286	68,060	22,102
Other Eastern Hemisphere	33,322	28,957	31,866	26,513	34,144	22,767
USA	62,632	27,082	21,095	17,651	26,089	15,884
Other Western Hemisphere	18,340	12,037	19,991	9,899	20,853	8,977

Total Group	179,431	104,846	135,211	73,349	149,146	69,730

Royal Dutch/Shell Group of Companies   G27

24 Information by geographical area and by industry segment continued

(b)  Industry segment

2002	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	179,431	12,017	16,992	135,544	14,125	753
inter-segment		14,319	620	3,080	1,082	17

Net proceeds		26,336	17,612	138,624	15,207	770

Operating profit/(loss) Group companies	15,199	12,527	107	2,688	321	(444)
Group share of associated companies	2,624	1,322	751	358	213	(20)

	17,823	13,849	858	3,046	534	(464)
Interest and other income	758	98	118	14	3	525
Interest expense	1,364					1,364
Currency exchange gains/(losses)	(23)	(26)	6	(64)	(16)	77
Taxation	7,617	6,924	208	818	32	(365)
Income applicable to minority interests	158

Net income	9,419	6,997	774	2,178	489	(861)

Total assets at December 31	152,691	57,914	16,057	59,389	13,966	5,365
Investments in associated companies at December 31	17,621	3,594	4,679	5,017	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,733	13,237	952	7,968	998	578
Depreciation, depletion and amortisation charge	8,454	5,406	128	2,406	401	113
of which: Impairment	197	33	5	110	29	20

2001	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	135,211	12,137	15,721	93,517	13,260	576
inter-segment		13,951	705	2,108	990	2

Net proceeds		26,088	16,426	95,625	14,250	578

Operating profit/(loss) Group companies	16,961	14,256	538	2,631	124	(588)
Group share of associated companies	3,041	1,532	941	654	(27)	(59)

	20,002	15,788	1,479	3,285	97	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,694	7,813	385	891	(137)	(258)
Income applicable to minority interests	352

Net income	10,852	8,023	1,226	2,332	230	(607)

Total assets at December 31	111,543	39,918	11,815	37,545	12,056	10,209
Investments in associated companies at December 31	18,018	3,462	4,614	6,072	3,739	131
Capital expenditure and new investments in associated companies	10,700	7,164	908	1,527	760	341
Depreciation, depletion and amortisation charge	6,117	3,834	106	1,617	404	156
of which: Impairment	88	8	(8)	(4)	40	52

G28   Royal Dutch/Shell Group of Companies

2000	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	149,146	13,468	15,991	104,002	15,205	480
inter-segment		14,326	496	2,280	1,102	—

Net proceeds		27,794	16,487	106,282	16,307	480

Operating profit/(loss)
Group companies	20,641	17,681	(360)	2,789	876	(345)
Group share of associated companies	3,859	2,007	646	990	240	(24)
	24,500	19,688	286	3,779	1,116	(369)
Interest and other income	974	15	83	92	6	778
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(114)	8	6	(35)	9	(102)
Taxation	11,273	9,652	263	1,399	139	(180)
Income applicable to minority interests	44

Net income	12,719	10,059	112	2,437	992	(837)

Total assets at December 31	122,498	36,155	17,767	41,860	12,989	13,727
Investments in associated companies at December 31	18,648	4,225	3,929	6,527	3,899	68
Capital expenditure and new investments in associated companies	7,370	3,994	769	1,456	977	174
Depreciation, depletion and amortisation charge	7,885	3,569	841	2,590	724	161
of which: Impairment	1,785	105	697	824	104	55

Royal Dutch/Shell Group of Companies   G29

25 Oil and gas exploration and production activities

(a)  Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

	$ million

	2002	2001	2000

Cost
Proved properties	85,057	63,185	57,136
Unproved properties	4,564	2,531	2,308
Support equipment and facilities	4,031	3,082	1,586

	93,652	68,798	61,030

Depreciation
Proved properties	44,452	37,246	34,672
Unproved properties	325	212	141
Support equipment and facilities	1,592	1,145	1,033

	46,369	38,603	35,846

Net capitalised costs	47,283	30,195	25,184

The Group share of associated companies’ net capitalised costs was $3,221 million at December 31, 2002 (2001: $2,966 million; 2000: $3,831 million).

(b)  Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2002	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other
Acquisition of properties Proved	4,119	106	565	801	5,591
Unproved	1,350	56	368	412	2,186
Exploration	191	468	328	182	1,169
Development	1,876	2,310	1,520	1,349	7,055

2001	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other
Acquisition of properties
Proved	5	1,069	290	9	1,373
Unproved	23	70	157	(19)	231
Exploration	114	581	303	203	1,201
Development	1,047	1,535	1,214	1,077	4,873

2000	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other

Acquisition of properties Proved	1	—	69	—	70
Unproved	4	118	34	57	213
Exploration	79	421	305	115	920
Development	912	1,063	809	575	3,359

The Group share of associated companies’ costs incurred was $551 million in 2002 (2001: $415 million; 2000: $227 million).

G30   Royal Dutch/Shell Group of Companies

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2002	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other

Sales
third parties	5,536	2,806	1,997	946	11,285
intra-group	4,113	6,811	2,863	532	14,319

Net proceeds	9,649	9,617	4,860	1,478	25,604
Production costs[a]	1,826	2,746	589	451	5,612
Exploration expense	171	355	222	167	915
Depreciation, depletion and amortisation	2,209	1,620	1,351	320	5,500
Other income/(costs)	(145)	(371)	(330)	(132)	(978)

Earnings before taxation	5,298	4,525	2,368	408	12,599
Taxation	2,407	2,822	801	115	6,145

Earnings from operations	2,891	1,703	1,567	293	6,454

2001	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other

Sales
third parties	4,971	2,433	2,771	916	11,091
intra-group	3,723	7,131	2,306	791	13,951

Net proceeds	8,694	9,564	5,077	1,707	25,042
Production costs[a]	1,276	2,588	496	509	4,869
Exploration expense	93	353	268	143	857
Depreciation, depletion and amortisation	1,271	1,247	1,072	244	3,834
Other income/(costs)	(395)	(231)	(305)	(247)	(1,178)

Earnings before taxation	5,659	5,145	2,936	564	14,304
Taxation	2,483	3,307	1,035	201	7,026

Earnings from operations	3,176	1,838	1,901	363	7,278

Royal Dutch/Shell Group of Companies   G31

25 Oil and gas exploration and production activities

(c)  Earnings continued

2000	$ million

	Eastern Hemisphere		Western Hemisphere		Total

	Europe	Other	USA	Other

Sales
third parties	5,378	2,296	3,199	1,197	12,070
intra-group	3,714	7,763	2,165	666	14,308

Net proceeds	9,092	10,059	5,364	1,863	26,378
Production costs[a]	1,493	2,695	427	538	5,153
Exploration expense	89	399	190	75	753
Depreciation, depletion and amortisation	1,429	872	953	315	3,569
Other income/(costs)	207	530	378	(314)	801

Earnings before taxation	6,288	6,623	4,172	621	17,704
Taxation	2,792	4,266	1,404	173	8,635

Earnings from operations	3,496	2,357	2,768	448	9,069

a	Includes certain royalties paid in cash amounting to $1,600 million in 2002 (2001: $1,605 million; 2000: $1,923 million).

The Group share of associated companies’ earnings was $543 million in 2002 (2001: $745 million; 2000: $990 million) after deducting taxation of $779 million in 2002 (2001: $787 million; 2000: $1,017 million).

26 Auditors’ remuneration

	$ million

Remuneration of KPMG and PricewaterhouseCoopers	2002	2001	2000

Audit fees	25	18	17
Fees for non-audit services	35	32	47

27 Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees related to obligations of non-Group companies amounted to $4.1 billion at December 31, 2002 (2001: $3.2 billion). An analysis of the guarantees outstanding at December 31, 2002 is given in the following table:

$ billion

In respect of debt	2.1
In respect of customs duties	1.0
Other	1.0

4.1

Guarantees in respect of debt include $1.1 billion that expire by 2005 relating to project finance from a syndicate of banks to an associated company and $0.7 billion, joint and several, relating to project finance from a bank to a joint venture expiring upon completion of the loan repayments in 2014. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

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

G32   Royal Dutch/Shell Group of Companies

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

The estimated fair value and carrying amount of derivatives held by Group companies at December 31 is as follows:

	$ million

	2002	2001

Interest rate swaps/forward rate agreements	169	18
Forward exchange contracts and currency swaps/options	(88)	21
Commodity swaps, options and futures	119	17

	200	56

Pricing and delivery conditions contained within certain contracts for the sale and delivery of own natural gas production from the UK North Sea are not solely based on hydrocarbon-related market prices. Such pricing, which is different from all other similar contracts for western European production volumes, could be interpreted to require fair value treatment under FAS 133; however, fair value treatment has not been applied in order to report all contracts in Europe on a consistent basis. Applying FAS 133 accounting to these contracts would have had an insignificant effect on the Group’s 2002 net income.

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments — securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

New US accounting guidance EITF Issue No. 02—03 (“Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”) requires that certain energy trading contracts are no longer reported at fair value unless they qualify as derivatives under FAS 133. This has applied from October 26, 2002 for new contracts and from January 1, 2003 for other contracts; the change on January 1, 2003 will not have a significant effect on the Group’s Financial Statements. EITF 02—03 further requires that gains and losses on all derivative instruments within the scope of FAS 133 be shown net in the Statement of Income if the derivative instruments are held for trading purposes. This will be applied by the Group from 2003 and the impact is under review.

Royal Dutch/Shell Group of Companies   G33

Supplementary Information — Oil and Gas

Reserves

Net quantities of proved oil and gas reserves are shown in the tables on this page and pages G35 and G36. Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

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

Proved developed and undeveloped reserves	million barrels

	2002

	Eastern		Western
	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other

Group companies
At January 1	1,105	6,188	675	576	8,544
Revisions and reclassifications	103	(170)	77	16	26
Improved recovery	15	69	51	—	135
Extensions and discoveries	—	389	33	1	423
Purchases of minerals in place	667	—	7	102	776
Sales of minerals in place	(1)	(101)	(3)	—	(105)
Production	(254)	(361)	(120)	(38)	(773)

At December 31	1,635	6,014	720	657	9,026

Group share of associated companies
At January 1	1	568	356	—	925
Revisions and reclassifications	1	43	65	—	109
Improved recovery	—	6	—	—	6
Extensions and discoveries	—	7	33	—	40
Purchases of minerals in place	—	121	—	—	121
Sales of minerals in place	—	(1)	—	—	(1)
Production	—	(52)	(41)	—	(93)

At December 31	2	692	413	—	1,107

Total					10,133

Minority interests’ share of proved reserves of Group companies
At December 31	—	146	—	69	215

Oil sands[a]

Group companies (before deduction of minority interests)
At December 31	—	—	—	600	600

[Additional columns below]

[Continued from above table, first column(s) repeated]

Proved developed and undeveloped reserves	million barrels

	2001					2000

	Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	1,173	6,276	611	610	8,670	1,330	6,143	578	458	8,509
Revisions and reclassifications	47	130	31	17	225	81	210	15	99	405
Improved recovery	67	51	—	—	118	45	143	—	91	279
Extensions and discoveries	17	17	139	1	174	12	188	126	1	327
Purchases of minerals in place	—	80	3	—	83	—	—	—	—	—
Sales of minerals in place	—	—	(1)	(14)	(15)	(71)	(44)	(6)	—	(121)
Production	(199)	(366)	(108)	(38)	(711)	(224)	(364)	(102)	(39)	(729)

At December 31	1,105	6,188	675	576	8,544	1,173	6,276	611	610	8,670

Group share of associated companies
At January 1	1	639	441	—	1,081	1	448	817	—	1,266
Revisions and reclassifications	—	(43)	(35)	—	(78)	—	121	(26)	—	95
Improved recovery	—	12	1	—	13	—	17	2	—	19
Extensions and discoveries	—	17	—	—	17	—	55	1	—	56
Purchases of minerals in place	—	—	—	—	—	—	62	—	—	62
Sales of minerals in place	—	—	(9)	—	(9)	—	(12)	(302)	—	(314)
Production	—	(57)	(42)	—	(99)	—	(52)	(51)	—	(103)

At December 31	1	568	356	—	925	1	639	441	—	1,081

Total					9,469					9,751

Minority interests’ share of proved reserves of Group companies
At December 31	—	132	—	74	206	—	54	—	78	132

Oil sands[a]										million
										barrels
Group companies (before deduction of minority interests)
At December 31	—	—	—	600	600	—	—	—	600	600

a	The oil sands reserves are not considered in the standardised measure of discounted future cash flows for conventional oil and gas reserves, which is found on page G36.

Reserves Crude oil and natural gas liquids continued

Proved developed reserves	million barrels

	2002					2001					2000

	Eastern		Western			Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	787	2,275	429	243	3,734	872	2,332	351	257	3,812	916	2,505	340	274	4,035
At December 31	1,129	2,233	373	224	3,959	787	2,275	429	243	3,734	872	2,332	351	257	3,812
Group share of associated companies
At January 1	1	267	330	—	598	1	292	364	—	657	1	213	638	—	852
At December 31	1	301	365	—	667	1	267	330	—	598	1	292	364	—	657

Natural gas

Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

These quantities have not been adjusted to standard heat content.

Proved developed and undeveloped reserves	thousand million standard cubic feet

	2002					2001

	Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	23,722	20,080	3,694	3,117	50,613	23,801	20,132	3,403	3,506	50,842
Revisions and reclassifications	52	(1,064)	162	(103)	(953)	1,006	(777)	141	(289)	81
Improved recovery	75	150	20	—	245	38	266	—	—	304
Extensions and discoveries	29	—	411	12	452	214	103	385	139	841
Purchases of minerals in place	1,074	—	208	59	1,341	—	1,247	355	12	1,614
Sales of minerals in place	(5)	(236)	(10)	—	(251)	—	—	(9)	(10)	(19)
Production	(1,331)	(1,019)	(611)	(246)	(3,207)	(1,337)	(891)	(581)	(241)	(3,050)

At December 31	23,616	17,911	3,874	2,839	48,240	23,722	20,080	3,694	3,117	50,613

Group share of associated companies
At January 1	48	5,153	15	—	5,216	56	5,299	86	—	5,441
Revisions and reclassifications	1	157	7	—	165	(4)	68	(29)	—	35
Improved recovery	—	8	—	—	8	—	17	—	—	17
Extensions and discoveries	3	37	1	—	41	3	115	—	—	118
Purchases of minerals in place	—	—	—	—	—	—	64	—	—	64
Sales of minerals in place	—	—	—	—	—	—	(181)	(40)	—	(221)
Production	(8)	(222)	(2)	—	(232)	(7)	(229)	(2)	—	(238)

At December 31	44	5,133	21	—	5,198	48	5,153	15	—	5,216

Total					53,438					55,829

Minority interests’ share of proved reserves of Group companies
At December 31	—	207	—	490	697	—	287	—	555	842

[Additional columns below]

[Continued from above table, first column(s) repeated]

Proved developed and undeveloped reserves	thousand million standard cubic feet

	2000

	Eastern		Western
	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other

Group companies
At January 1	24,828	21,086	3,400	3,533	52,847
Revisions and reclassifications	211	(548)	(39)	206	(170)
Improved recovery	105	215	—	—	320
Extensions and discoveries	55	178	656	29	918
Purchases of minerals in place	—	5	50	—	55
Sales of minerals in place	(117)	(139)	(78)	(32)	(366)
Production	(1,281)	(665)	(586)	(230)	(2,762)

At December 31	23,801	20,132	3,403	3,506	50,842

Group share of associated companies
At January 1	52	5,047	595	—	5,694
Revisions and reclassifications	6	346	(209)	—	143
Improved recovery	—	—	2	—	2
Extensions and discoveries	4	147	5	—	156
Purchases of minerals in place	—	—	—	—	—
Sales of minerals in place	—	(19)	(292)	—	(311)
Production	(6)	(222)	(15)	—	(243)

At December 31	56	5,299	86	—	5,441

Total					56,283

Minority interests’ share of proved reserves of Group companies
At December 31	—	292	—	658	950

Royal Dutch/Shell Group of Companies   G35

Reserves Natural gas continued

Proved developed reserves	thousand million standard cubic feet

	2002					2001

	Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other

Group companies
At January 1	12,366	6,860	2,363	2,349	23,938	12,986	6,314	2,347	2,542	24,189
At December 31	12,105	6,327	2,316	1,782	22,530	12,366	6,860	2,363	2,349	23,938
Group share of associated companies
At January 1	41	1,754	11	—	1,806	53	1,735	66	—	1,854
At December 31	38	2,017	17	—	2,072	41	1,754	11	—	1,806

[Additional columns below]

[Continued from above table, first column(s) repeated]

Proved developed reserves	thousand million standard cubic feet

	2000

	Eastern		Western
	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other

Group companies
At January 1	13,650	6,261	2,714	2,725	25,350
At December 31	12,986	6,314	2,347	2,542	24,189
Group share of associated companies
At January 1	51	1,728	453	—	2,232
At December 31	53	1,735	66	—	1,854

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

	$ million

	2002					2001

	Eastern		Western			Eastern		Western
	Hemisphere		Hemisphere		Total	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other		Europe	Other	USA	Other

Future cash inflows	112,023	164,277	32,702	20,032	329,034	80,526	122,336	18,982	12,331	234,175
Future production costs	22,458	23,244	4,858	4,248	54,808	15,389	20,158	4,021	4,086	43,654
Future development costs	6,202	16,549	3,201	1,823	27,775	3,793	15,432	2,352	1,570	23,147
Future tax expenses	35,826	74,097	9,158	4,185	123,266	27,419	47,321	4,543	1,737	81,020

Future net cash flows	47,537	50,387	15,485	9,776	123,185	33,925	39,425	8,066	4,938	86,354
Effect of discounting	21,715	25,604	5,479	4,685	57,483	16,311	19,478	2,648	2,039	40,476

Standardised measure of discounted future cash flows	25,822	24,783	10,006	5,091	65,702	17,614	19,947	5,418	2,899	45,878

Group share of associated companies					7,070					3,888
Minority interests	—	879	—	465	1,344	—	612	—	307	919

[Additional columns below]

[Continued from above table, first column(s) repeated]

	$ million

	2000

	Eastern		Western
	Hemisphere		Hemisphere		Total

	Europe	Other	USA	Other

Future cash inflows	93,126	142,208	37,434	22,961	295,729
Future production costs	16,836	17,547	3,090	4,453	41,926
Future development costs	2,594	15,514	2,320	1,589	22,017
Future tax expenses	32,091	66,206	12,020	6,608	116,925

Future net cash flows	41,605	42,941	20,004	10,311	114,861
Effect of discounting	18,656	22,032	6,828	4,304	51,820

Standardised measure of discounted future cash flows	22,949	20,909	13,176	6,007	63,041

Group share of associated companies					6,120
Minority interests	—	360	—	895	1,255

Change in standardised measure of discounted future cash flows

	$ million

	2002	2001	2000

At January 1	45,878	63,041	54,799
Net changes in prices and production costs	44,133	(33,147)	17,065
Extensions, discoveries and improved recovery	5,375	4,451	8,128
Purchases/(sales) of minerals in place	10,279	2,011	(404)
Revisions of previous reserve estimates	(2,004)	1,358	(560)
Development cost related to future production	(7,637)	(3,837)	(1,967)
Sales and transfers of oil and gas, net of production costs	(19,992)	(20,173)	(21,225)
Development cost incurred during the year	6,124	4,025	2,952
Accretion of discount	7,823	10,754	9,538
Net change in income tax	(24,277)	17,395	(5,285)

At December 31	65,702	45,878	63,041

a	The weighted average year-end oil price in 2002 was $23.87/bbl (2001: $15.92/bbl; 2000: $20.00/bbl) and the weighted average year-end gas price in 2002 was $14.26/bbl of oil equivalent (2001: $11.44/boe; 2000: $14.91/boe).

G36   Royal Dutch/Shell Group of Companies

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

Debt securities held for trading purposes

There were no debt securities held for trading purposes by Group companies at December 31, 2002.

The following table gives details of debt securities held for trading purposes by Group companies at December 31, 2001 at estimated fair value, by year of maturity.

2001 (all securities mature in 2002)	$ million

Total

Fixed rate US dollar debt securities	1,320
average interest rate	2.1%
Variable rate US dollar debt securities	25
average interest rate	3.6%
Fixed rate euro debt securities	681
average interest rate	3.4%
Variable rate euro debt securities	6
average interest rate	4.7%
Fixed rate Japanese yen debt securities	95
average interest rate	0.1%
Fixed rate UK pound debt securities	50
average interest rate	4.0%

Total	2,177

Royal Dutch/Shell Group of Companies   G37

Debt securities held for purposes other than trading

The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31, 2002 and 2001 respectively, at estimated fair value, by year of maturity.

2002	$ million

						2008
	2003	2004	2005	2006	2007	and after	Total

Fixed rate US dollar debt securities	4	41	62	8	100	108	323
average interest rate	0.9%	7.6%	5.7%	7.0%	7.2%	6.7%
Variable rate US dollar debt securities	9	—	—	—	—	—	9
average interest rate	1.4%	—	—	—	—	—
Fixed rate euro debt securities	—	21	—	66	38	166	291
average interest rate	—	5.8%	—	6.5%	5.3%	5.5%
Fixed rate UK pound debt securities	—	—	16	—	4	18	38
average interest rate	—	—	8.5%	—	8.0%	6.3%
Fixed rate Canadian dollar debt securities	15	4	—	—	—	15	34
average interest rate	6.5%	9.0%	—	—	—	9.6%
Fixed rate Swedish krone debt securities	—	2	—	—	—	5	7
average interest rate	—	5.0%	—	—	—	6.8%
Other fixed rate debt securities	4	—	—	—	—	—	4
average interest rate	37.1%	—	—	—	—	—
Other variable rate debt securities	28	—	—	—	—	—	28
average interest rate	9.6%	—	—	—	—	—

Total	60	68	78	74	142	312	734

2001	$ million

						2007
	2002	2003	2004	2005	2006	and after	Total

Fixed rate US dollar debt securities	25	32	32	25	23	173	310
average interest rate	7.2%	5.0%	5.0%	7.2%	6.3%	6.3%
Fixed rate euro debt securities	—	29	25	—	37	146	237
average interest rate	—	6.3%	6.3%	—	5.7%	5.4%
Fixed rate UK pound debt securities	7	—	—	7	—	18	32
average interest rate	6.9%	—	—	7.6%	—	6.2%
Fixed rate Canadian dollar debt securities	—	—	10	—	—	8	18
average interest rate	—	—	8.0%	—	—	6.9%
Other fixed rate debt securities	6	—	3	—	5	4	18
average interest rate	8.3%	—	4.9%	—	7.2%	5.8%
Variable rate debt securities	31	—	—	—	—	—	31
average interest rate	10.6%	—	—	—	—	—

Total	69	61	70	32	65	349	646

Equity securities held for purposes other than trading

At December 31, 2002, Group companies held equity securities for purposes other than trading amounting to $3,827 million (2001: $3,277 million). These principally comprised shares of Royal Dutch and Shell Transport, amounting to $2,797 million (2001: $1,953 million), that are held in connection with share option plans and other incentives compensation plans and a portfolio amounting to $477 million required to be held long-term by the Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to respective market capitalisation, including 56% in the USA, 9% in Japan, 11% in the UK, 4% in France, 3% in Switzerland and 2% in Germany.

G38   Royal Dutch/Shell Group of Companies

Debt

The following two tables give details of debt owed by Group companies at December 31, 2002 and 2001 respectively, by year of maturity. Estimated fair value approximates carrying amount.

2002	$ million

						2008
	2003	2004	2005	2006	2007	and after	Total

Fixed rate US dollar debt	7,428	2	827	612	1,237	256	10,362
average interest rate	2.0%	4.5%	4.6%	3.1%	4.7%	9.4%
Variable rate US dollar debt	2,405	85	24	25	107	429	3,075
average interest rate	2.7%	1.5%	2.3%	2.4%	2.4%	4.9%
Fixed rate European debt	1,047	—	—	603	785	9	2,444
average interest rate	3.9%	—	—	4.3%	3.5%	4.1%
Variable rate European debt	701	839	9	—	—	—	1,549
average interest rate	3.9%	3.2%	3.8%	—	—	—
Other fixed rate debt	157	69	38	—	—	55	319
average interest rate	7.9%	1.6%	8.9%	—	—	6.3%
Other variable rate debt	1,071	195	28	28	24	31	1,377
average interest rate	4.8%	2.5%	4.6%	4.6%	4.6%	4.6%

Total	12,809	1,190	926	1,268	2,153	780	19,126

Fixed rate European currency debt expected to mature in 2003 includes $383 million of Swiss franc debt (with an average interest rate of 2.3%) and $423 million of UK pound debt (with an average interest rate of 3.9%). Fixed rate European currency debt expected to mature in 2006 and 2007 consists of UK pound debt and euro debt respectively.

Variable rate European debt expected to mature in 2003 includes $594 million of euro debt (with an average interest rate of 3.5%). Variable rate European debt expected to mature in 2004 consists of euro debt.

Other variable rate debt expected to mature in 2003 includes $609 million of Canadian dollar debt (with an average interest rate of 1.4%).

2001	$ million

						2007
	2002	2003	2004	2005	2006	and after	Total

Fixed rate US dollar debt	972	569	55	46	36	11	1,689
average interest rate	5.9%	5.4%	4.7%	4.7%	4.7%	4.6%
Variable rate US dollar debt	2,164	98	26	25	131	280	2,724
average interest rate	5.0%	3.7%	4.8%	4.5%	4.7%	5.1%
Fixed rate European currency debt	73	188	—	1	1	7	270
average interest rate	4.4%	2.8%	—	5.4%	3.0%	4.7%
Variable rate European currency debt	68	—	—	—	—	—	68
average interest rate	7.8%	—	—	—	—	—
Other fixed rate debt	79	2	—	10	—	42	133
average interest rate	13.9%	5.9%	—	0.8%	—	7.8%
Other variable rate debt	624	48	13	7	6	2	700
average interest rate	13.7%	7.9%	11.8%	13.2%	12.8%	9.5%

Total	3,980	905	94	89	174	342	5,584

Royal Dutch/Shell Group of Companies   G39

Interest rate swaps/forward rate agreements

The following two tables give details of interest rate swaps/forward rate agreements held by Group companies at December 31, 2002 and 2001 respectively, by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

2002	$ million

	2003	2005	2006	2007	2008 and after	Total contract/ notional amount	Estimated fair value

US dollar
Fixed to Variable: contract/notional amount	500	919	600	1,152	—	3,171	201
average pay rate	1.7%	2.8%	1.5%	1.7%	—
average receive rate	5.0%	5.7%	3.1%	4.8%	—
Variable to Fixed: contract/notional amount	288	100	—	72	88	548	(38)
average pay rate	6.0%	4.7%	—	7.2%	7.8%
average receive rate	2.9%	2.0%	—	4.8%	2.5%

UK pound
Fixed to Variable: contract/notional amount	8	—	603	—	—	611	—
average pay rate	4.7%	—	3.9%	—	—
average receive rate	8.9%	—	4.3%	—	—

Other currencies
Fixed to Variable: contract/notional amount	16	—	—	—	—	16	—
average pay rate	2.7%	—	—	—	—
average receive rate	2.8%	—	—	—	—

Variable to Fixed: contract/notional amount	4	—	—	—	—	4	—
average pay rate	12.8%	—	—	—	—
average receive rate	12.3%	—	—	—	—

Total	816	1,019	1,203	1,224	88	4,350	163

At December 31, 2002, a Group company also held an option to enter into a euro fixed (3.8%) to variable (2.8%) interest rate swap maturing in 2003 with a face value of $1.2 billion and a fair value of $6 million. This was exercised on January 2, 2003. No such options were held at December 31, 2001.

2001	$ million

	2002	2003	2007	Total contract/	Estimated
			and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	826	500	59	1,385	41
average pay rate	4.2%	4.4%	9.6%
average receive rate	6.0%	5.0%	6.2%
Variable to Fixed: contract/notional amount	58	288	80	426	(24)
average pay rate	6.9%	6.0%	5.0%
average receive rate	5.7%	4.1%	4.3%

Other currencies
Fixed to Variable: contract/notional amount	94	7	—	101	1
average pay rate	3.0%	5.4%	—
average receive rate	3.7%	7.0%	—
Variable to Fixed: contract/notional amount	41	9	—	50	—
average pay rate	9.8%	12.8%	—
average receive rate	9.1%	9.0%	—

Total	1,019	804	139	1,962	18

G40   Royal Dutch/Shell Group of Companies

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Group companies at December 31, 2002 and 2001 respectively. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2002 (all contracts mature in 2003)	$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell UK pound	0.64	7,170	(138)
Buy US dollar/sell euro	1.01	2,320	(118)
Buy euro/sell US dollar	1.03	677	13
Buy Canadian dollar/sell US dollar	0.64	450	(6)
Buy UK pound/sell US dollar	1.55	427	14
Buy US dollar/sell Australian dollar	1.77	392	(1)
Buy Swiss franc/sell US dollar	0.68	283	14
Buy US dollar/sell Norwegian krona	7.06	209	(3)
Buy Singapore dollar/sell US dollar	0.57	180	1
Buy US dollar/sell Danish krona	7.18	159	(2)
Buy US dollar/sell Swedish krona	8.84	154	(1)
Buy US dollar/sell Hong Kong dollar	7.80	131	—
Other Contracts		1,005	(2)

Total		13,557	(229)

2001 (all contracts mature in 2002)	$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy UK pound/sell US dollar	1.44	1,735	2
Buy euro/sell US dollar	0.89	706	1
Buy US dollar/sell Canadian dollar	1.60	411	1
Buy US dollar/sell Swedish krona	10.61	291	(1)
Buy US dollar/sell Philippine peso	52	289	(1)
Buy Australian dollar/sell US dollar	0.51	214	1
Buy US dollar/sell Danish krona	8.38	143	1
Buy US dollar/sell Hong Kong dollar	7.80	143	—
Buy US dollar/sell Japanese yen	124	116	8
Buy US dollar/sell Singapore dollar	1.83	114	(1)
Buy euro/sell Danish krona	7.44	106	—
Other contracts		346	4

Total		4,614	15

Royal Dutch/Shell Group of Companies   G41

Currency swaps/options

The following two tables give details of currency swaps contracts held by Group companies at December 31, 2002 and 2001 respectively, by expected year of maturity. These are held for purposes other than trading. Contract categories with a contract/ notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2002	$ million

	Average contractual exchange rate	2003	2004	2005	2006	2007	2008 and after	Total contract/ notional amount	Estimated fair value

Buy UK pound/sell euro	1.57	—	1,085	—	—	—	—	1,085	1
Buy US dollar/sell Canadian dollar	1.54	326	117	64	59	26	9	601	13
Buy US dollar/sell euro	1.09	—	461	—	—	—	—	461	63
Buy Australian dollar/sell US dollar	0.62	—	289	—	—	—	—	289	3
Buy Canadian dollar/sell US dollar	0.64	210	55	9	—	3	—	277	(2)
Buy US dollar/sell Brazilian real	3.53	65	50	42	4	41	—	202	25
Buy US dollar/sell Swiss franc	1.50	200	—	—	—	—	—	200	30
Other contracts		123	—	27	—	—	—	150	9

Total		924	2,057	142	63	70	9	3,265	142

2001	$ million

	Average contractual exchange rate	2002	2003	2004	2005	Total contract/ notional amount	Estimated fair value

Buy US dollar/sell Brazilian real	2.41	108	15	61	50	234	(18)
Buy US dollar/sell Canadian dollar	1.39	109	82	15	5	211	15
Buy US dollar/sell Swiss franc	1.50	—	200	—	—	200	(21)
Buy US dollar/sell Australian dollar	1.52	38	39	—	—	77	23
Buy US dollar/sell Zimbabwe dollar	7.67	—	—	—	23	23	13
Other contracts		120	7	92	—	219	5

Total		375	343	168	78	964	17

In conjunction with natural gas marketing activities, Group companies held put and call options to buy Canadian dollars and sell US dollars at December 31, 2002 each with a contract/notional amount of $0.1 billion (2001: $0.2 billion) and a total estimated fair value of $(1) million (2001: $(11) million) and expected maturity in 2003 (2002—2003).

G43   Royal Dutch/Shell Group of Companies

Commodity derivatives

The tables on this and the following pages give details of commodity swaps, options and futures contracts held by Group companies at December 31, 2002 and 2001 respectively, by expected year of maturity. Variable prices are linked to indexed or dated commodities.

Commodity swaps held for trading purposes

2002			$ million

			2003	2004	2005	2006	2007	Total contract/	Estimated
								notional amount	fair value

Crude oil swaps
(a	)	Variable price to variable price contracts:
		contract/notional amount ($ million)	1,374	62	—	—	—	1,436	(3)
		Volume (million barrels “m bbl”)	55	3	—	—	—
		average pay/receive price ($/bbl)	28.8/28.7	22.8/22.8	—	—	—

(b	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	970	148	20	2	—	1,140	70
		Volume (m bbl)	49	6	1	*	—
		average pay/receive price ($/bbl)	19.9/21.3	23.6/23.7	22.8/23.6	21.8/21.3	—

(c	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	886	57	22	—	—	965	(90)
		Volume (m bbl)	57	4	1	—	—
		average pay/receive ($/bbl)	17.3/15.6	15.5/15.6	23.6/23.0	—	—

Oil products swaps
(a	)	Variable price to variable price contracts:
		contract/notional amount ($ million)	287	—	—	—	—	287	(1)
		Volume (m bbl)	70	—	—	—	—
		average pay/receive ($/bbl)	23.0/19.8	—	—	—	—

(b	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	613	—	1	—	—	614	41
		Volume (m bbl)	76	—	*	—	—
		average pay/receive ($/bbl)	8.1/8.6	—	19.1/17.6	—	—

(c	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	681	—	—	—	—	681	(42)
		Volume (m bbl)	88	—	—	—	—
		average pay/receive ($/bbl)	8.2/7.7	—	—	—	—
Electricity swaps
(a	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	261	66	36	29	18	410	66
		Volume (thousand megawatt hours “MMwh”)	6	2	1	1	**
		average pay/receive ($/Mwh)	47.2/54.4	39.4/49.8	45.2/52.7	50.1/53.5	49.8/52.7

(b	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	320	91	70	54	36	571	(54)
		Volume (MMwh)	7	2	1	1	1
		average pay/receive ($/Mwh)	53.5/48.4	54.8/50.0	53.8/50.7	52.9/49.3	53.1/48.9

*	less than one million barrels

**	less than one thousand megawatt hours

Royal Dutch/Shell Group of Companies   G43

2002 continued			$ million

								2008 and	Total contract/	Estimated
			2003	2004	2005	2006	2007	after	notional amount	fair value

Natural gas swaps
(a	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	3,803	925	184	87	32	—	5,031	895
		Volume (thousand million cubic feet “bcf”)	938	234	48	22	6	—
		average pay/receive ($/thousand cf)	4.1/4.8	4.0/4.5	3.8/4.3	3.9/4.5	5.4/5.5	—

(b	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	3,951	803	121	25	4	11	4,915	(831)
		Volume (bcf)	967	205	33	7	1	3
		average pay/receive ($/thousand cf)	4.8/4.1	4.4/3.9	4.1/3.7	4.0/3.5	4.2/4.3	4.2/4.3

NGL gas basis swaps
(a	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	373	88	46	24	15	4	550	(283)
		Volume (m bbl)	1,033	246	114	63	40	18
		average pay/receive ($/bbl)	0.36/0.16	0.36/0.18	0.4/0.25	0.38/0.27	0.38/0.27	0.23/0.09

(b	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	344	73	30	15	9	9	480	277
		Volume (m bbl)	994	210	79	40	26	27
		average pay/receive ($/bbl)	0.16/0.35	0.12/0.35	0.14/0.38	0.17/0.38	0.19/0.35	0.13/0.33

Total									17,080	45

Group companies also held chemical product and natural gas liquid swaps at December 21, 2002 with a contract/notional amount of $166 million (2001: $234 million) and fair value of $5 million (2001: $(3) million) and expected maturity 2003-2004 (2002-2003).

Commodity swaps held for purposes other than trading

At December 31, 2002 Group companies held crude oil, natural gas and oil product commodity swaps for purposes other than trading with a contract/notional amount of $57 million (2001: $66 million) and an estimated fair value of $7 million (2001: $(8) million).

G2   Royal Dutch/Shell Group of Companies

2001			$ million

								2007	Total contract/	Estimated
			2002	2003	2004	2005	2006	and after	notional amount	fair value

Crude oil swaps
(a	)	Variable price to variable price contracts:
		contract/notional amount ($ million)	1,305	—	—	—	—	—	1,305	(4)
		volume (million barrels “m bbl”)	64	—	—	—	—	—
		average pay/receive price ($ per barrel “$/bbl”)	20.4/20.3	—	—	—	—	—
(b	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	431	36	—	—	—	—	467	(31)
		volume (m bbl)	35	2	—	—	—	—
		average pay/receive price ($/bbl)	12.3/11.5	22.0/20.0	—	—	—	—
(c	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	505	72	—	—	—	—	577	60
		volume (m bbl)	36	4	—	—	—	—
		average pay/receive price ($/bbl)	12.8/14.3	17.1/19.1	—	—	—	—

Oil products swaps
(a	)	Variable price to variable price contracts:
		contract/notional amount ($ million)	28	38	—	—	—	—	66	—
		volume (m bbl)	1	2	—	—	—	—
		average pay/receive price ($/bbl)	20.6/20.7	20.9/20.8	—	—	—	—
(b	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	357	9	—	—	—	—	366	(22)
		volume (m bbl)	34	3	—	—	—	—
		average pay/receive price ($/bbl)	10.5/9.9	3.1/2.3	—	—	—	—
(c	)	Buy variable price/sell fixed price contracts:
		contract/notional amount ($ million)	480	—	—	—	—	—	480	14
		volume (m bbl)	42	—	—	—	—	—
		average pay/receive price ($/bbl)	11.2/11.5	—	—	—	—	—

Natural gas swaps
(a	)	Buy fixed price/sell variable price contracts:
		contract/notional amount ($ million)	3,547	671	299	140	66	26	4,749	(943)
		volume (thousand million cubic feet “bcf”)	1,454	376	182	94	50	40
		average pay/receive price ($/thousand cf)	2.8/2.4	3.2/1.8	3.1/1.7	3.1/1.5	2.9/1.3	2.6/0.7
(b	)	Buy variable/sell fixed price contracts:
		contract/notional amount ($ million)	3,743	746	248	70	58	72	4,937	1,099
		volume (bcf)	1,467	374	161	76	59	79
		average pay/receive price ($/thousand cf)	2.4/3.5	2.0/3.5	1.5/3.5	0.9/3.3	1.0/3.1	0.9/2.9

Total									12,947	173

Royal Dutch/Shell Group of Companies   G45

Commodity options held for trading purposes

2002	$ million

	2003	2004	2005	Total contract/	Estimated
				notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	711	13	—	724	57
volume (m bbl)	26	*	—
average strike price ($/bbl)	27.6	23.1	—

Crude oil sell calls
contract/notional amount ($ million)	620	59	1	680	(70)
volume (m bbl)	23	2	*
average strike price ($/bbl)	26.5	27.2	25.1

Crude oil buy put
contract/notional amount ($ million)	416	90	—	506	19
volume (m bbl)	21	4	—
average strike price ($/bbl)	20.2	20.4	—

Crude oil sell put
contract/notional amount ($ million)	396	49	—	445	(19)
volume (m bbl)	19	2	—
average strike price ($/bbl)	21.3	21.0	—

Natural gas buy call
contract/notional amount ($ million)	7,284	814	51	8,149	654
volume (bcf)	1,375	150	12
average strike price ($/thousand cf)	5.3	5.4	4.3

Natural gas sell call
contract/notional amount ($ million)	5,336	654	48	6,038	(468)
volume (bcf)	971	114	8
average strike price ($/thousand cf)	5.5	5.7	5.9

Natural gas buy put
contract/notional amount ($ million)	3,975	411	47	4,433	132
volume (bcf)	1,157	124	13
average strike price ($/thousand cf)	3.4	3.3	3.7

Natural gas sell put
contract/notional amount ($ million)	5,481	467	71	6,019	(209)
volume (bcf)	1,483	130	21
average strike price ($/thousand cf)	3.7	3.6	3

Total				26,994	96

*	less than one million barrels

Group companies also held chemical and oil products options/swaptions at December 31, 2002 with a contract/notional amount of $51 million (2001: $46 million) and estimated fair value less than $1 million (2001: $4 million) and expected maturity 2003—2004 (2002—2003).

G46   Royal Dutch/Shell Group of Companies

2001	$ million

			Total contract/	Estimated
	2002	2003	notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	690	154	844	34
volume (m bbl)	25	6
average strike price ($/bbl)	27.3	25.6

Crude oil sell calls
contract/notional amount ($ million)	476	77	553	(22)
volume (m bbl)	18	4
average strike price ($/bbl)	26.1	22.4

Crude oil buy put
contract/notional amount ($ million)	638	11	649	55
volume (m bbl)	32	1
average strike price ($/bbl)	20.1	18.2

Crude oil sell put
contract/notional amount ($ million)	706	72	778	(93)
volume (m bbl)	34	4
average strike price ($/bbl)	20.8	18.0

Natural gas buy call
contract/notional amount ($ million)	3,453	1,005	4,458	203
volume (bcf)	752	229
average strike price ($/thousand cf)	4.6	4.4

Natural gas sell call
contract/notional amount ($ million)	2,925	1,060	3,985	(149)
volume (bcf)	633	213
average strike price ($/thousand cf)	4.6	5.0

Natural gas buy put
contract/notional amount ($ million)	2,552	623	3,175	832
volume (bcf)	760	175
average strike price ($/thousand cf)	3.4	3.6

Natural gas sell put
contract/notional amount ($ million)	2,966	654	3,620	(938)
volume (bcf)	855	189
average strike price ($/thousand cf)	3.5	3.5

Total			18,062	(78)

Royal Dutch/Shell Group of Companies   G47

Commodity futures held for trading purposes

2002			$ million

						Total contract/	Estimated
			2003	2004	2005	notional amount	fair value

IPE Brent futures
(a	)	Short contracts:
		contract/notional amount ($ million)	421	—	—	421	(24)
		volume (m bbl)	16	—	—
		weighted average price ($/bbl)	26	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	184	—	—	184	20
		volume (m bbl)	7	—	—
		weighted average price ($/bbl)	26	—	—

IPE Gasoil futures
(a	)	Short contracts:
		contract/notional amount ($ million)	417	—	—	417	(31)
		volume (m bbl)	13	—	—
		weighted average price ($/bbl)	32	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	137	—	—	137	6
		volume (m bbl)	5	—	—
		weighted average price ($/bbl)	29	—	—

Nymex crude oil futures
(a	)	Short contracts:
		contract/notional amount ($ million)	1,836	50	—	1,886	(100)
		volume (m bbl)	65	2	—
		weighted average price ($/bbl)	28	23	—
(b	)	Long contracts:
		contract/notional amount ($ million)	2,003	20	—	2,023	140
		volume (m bbl)	73	*	—
		weighted average price ($/bbl)	28	23	—

Nymex oil product futures
(a	)	Short contracts:
		contract/notional amount ($ million)	1,312	—	—	1,312	(78)
		volume (m bbl)	51	—	—
		weighted average price ($/bbl)	26	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	1,129	—	—	1,129	41
		volume (m bbl)	45	—	—
		weighted average price ($/bbl)	25	—	—

Nymex natural gas futures
(a	)	Short contracts:
		contract/notional amount ($ million)	1,452	278	—	1,730	(293)
		volume (bcf)	358	71	—
		weighted average price ($/thousand cf)	4	4	—
(b	)	Long contracts:
		contract/notional amount ($ million)	1,411	309	24	1,744	284
		volume (bcf)	348	78	6
		weighted average price ($/thousand cf)	4	4	4

Total						10,983	(35)

*	less than one million barrels

Group companies also held electricity futures contracts at December 31, 2002 with a contract/notional amount of $4 million (2001: nil) and an estimated fair value of $1 million (2001: nil) with expected maturity 2003.

G48   Royal Dutch/Shell Group of Companies

2001			$ million

						Total contract/	Estimated
			2002	2003	2004	notional amount	fair value

IPE Brent futures
(a	)	Short contracts:
		contract/notional amount ($ million)	243	—	—	243	(28)
		volume (m bbl)	12	—	—
		weighted average price ($/bbl)	19.7	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	229	—	—	229	(28)
		volume (m bbl)	12	—	—
		weighted average price ($/bbl)	19.6	—	—

IPE Gasoil futures
(a	)	Short contracts:
		contract/notional amount ($ million)	62	—	—	62	10
		volume (m bbl)	2.7	—	—
		weighted average price ($/bbl)	22.9	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	35	—	—	35	(1)
		volume (m bbl)	1.6	—	—
		weighted average price ($/bbl)	22.9	—	—

Nymex crude oil futures
(a	)	Short contracts:
		contract/notional amount ($ million)	67	—	—	67	(4)
		volume (m bbl)	3	—	—
		weighted average price ($/bbl)	20.5	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	50	—	—	50	(7)
		volume (m bbl)	2	—	—
		weighted average price ($/bbl)	20.3	—	—

Nymex oil product futures
(a	)	Short contracts:
		contract/notional amount ($ million)	11	—	—	11	2
		volume (m bbl)	*	—	—
		weighted average price ($/bbl)	24.9	—	—
(b	)	Long contracts:
		contract/notional amount ($ million)	58	—	—	58	11
		volume (m bbl)	2	—	—
		weighted average price ($/bbl)	26.2	—	—

Nymex natural gas futures
(a	)	Short contracts:
		contract/notional amount ($ million)	258	29	—	287	55
		volume (bcf)	69	8	—
		weighted average price ($/thousand cf)	3.7	3.8	—
(b	)	Long contracts:
		contract/notional amount ($ million)	369	38	4	411	(81)
		volume (bcf)	97	10	1
		weighted average price ($/thousand cf)	3.8	3.9	4.7

Total						1,453	(71)

*	less than one million barrels

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Group companies’ positions where, at December 31, 2002 and 2001 respectively, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Group companies’ positions where, at December 31, 2002 and 2001 respectively, purchase contracts exceed the sales contracts with the same maturity date.

Royal Dutch/Shell Group of Companies   G49

(This page is intentionally blank)

G50   Royal Dutch/Shell Group of Companies

Exhibits

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Articles of Association of Royal Dutch
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2002
23.1	Consent of KPMG Accountants N.V., The Hague
23.2	Consent of PricewaterhouseCoopers LLP, London
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London
23.4	Consent of KPMG Accountants N.V., The Hague
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London