Form 20-F
period 2003-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2004-06-30
CIK 85486, 89635

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-3788 N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Exact name of registrant as specified in its charter)	Commission file number 1-4039 The “Shell” Transport and Trading Company, Public Limited Company (Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company (Translation of registrant’s name into English)

The Netherlands (Jurisdiction of incorporation or organisation) 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands tel. no: (011 31 70) 377 9111 (Address of principal executive offices)	England (Jurisdiction of incorporation or organisation) Shell Centre, London SE1 7NA, England tel. no: (011 44 20) 7934 1234 (Address of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act

	Name of Each Exchange		Name of Each Exchange
Title of Each Class	on Which Registered	Title of Each Class	on Which Registered
Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each	New York Stock Exchange*	New York Shares representing Ordinary shares of the issuer of an aggregate nominal amount of £1.50 each and evidenced by Depositary Receipts (“New York Shares”) Ordinary shares of 25p each***	New York Stock Exchange**

*Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.	**Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.
***Not for trading, but only in connection with the listing of New York Shares on the New York Stock Exchange.

Securities Registered Pursuant to Section 12(g) of the Act

None

Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Outstanding as of December 31, 2003: 2,083,500,000 ordinary shares of €0.56 each.	Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Outstanding as of December 31, 2003: 9,667,500,000 Ordinary shares of the nominal amount of 25p each.

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes ✓ No

Indicate by check mark which financial statement item the registrants have elected to follow. Item 17 ✓ Item 18

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE LLP

CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers, Jr.

Explanatory Note

Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as at December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the Reserves Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the financial statements contained in the Original Form 20-F (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. This filing includes information regarding proved oil and gas reserves that have been restated to give effect to the Reserves Restatement. Please refer to “Supplementary information – Oil and Gas (unaudited)” beginning on page G44 for additional information regarding the Reserves Restatement.

Following the January 9, 2004 announcement of the reserves recategorisation described above, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report (as described in further detail under “Controls and Procedures” on pages 67 to 70), Royal Dutch and Shell Transport have determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the Reserves Restatement as proved reserves are as follows:

•	The Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves.

•	Executives and employees encouraged the booking of proved reserves, while discouraging the debooking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions.

•	There were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business chief financial officers to the Group Chief Financial Officer.

These issues are described in more detail under “Controls and Procedures” and “Supplementary information – Oil and Gas (unaudited)”.

Financial Restatement

Reserves related adjustments

In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the Financial Statements of the Group and each of the Parent Companies as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002 and 2001 (the Financial Restatement) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Financial Restatement. The bulk of the impact on the Financial Statements relates to proved developed reserves that were de-booked, with the remaining impact relating to well cost write-offs. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally.

The following table sets forth the adjustments made to reported results to eliminate the effect of the inappropriate overstatement of reserves and to reflect impairments and write-offs of well costs related to the Reserves Restatement:

Net income reserves restatement effects		$ million

	pre 2001	2001	2002

Depreciation, depletion and amortisation	(132)	(84)	(166)
Exploration costs	(77)	(7)	–
Share of operating profit of associated companies	(37)	18	–

Income before taxation	(246)	(73)	(166)

Total tax	114	27	65

Income after taxation	132	(46)	(101)
Minority interest	6	4	(7)

Net income	(126)	(42)	(108)

Treatment of exploration costs

The treatment of exploration costs has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs in an area requiring major capital expenditure before production can begin and where commercially producible quantities of reserves have been found. Previously these costs remained capitalised for longer than 12 months following the completion of exploratory drilling provided that the project was being actively progressed towards the development phase. The costs of drilling such exploration wells are now expensed unless either (a) drilling of additional exploratory wells is under way or firmly planned for the near future or (b) proved reserves are booked within 12 months following the completion of exploratory drilling. The Group voluntarily changed its accounting policy under Netherlands GAAP to harmonise it with the treatment employed by the Group under US GAAP. The effect of this change under both US GAAP and Netherlands GAAP is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million) and a reduction in previously reported net assets as at December 31, 2002 of $155 million.

Treatment of certain gas contracts

The treatment of certain gas contracts has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to the failure to mark to market in 2002 certain contracts for the sale and delivery of own natural gas production from the UK North Sea. The Group voluntarily changed its accounting policy under Netherlands GAAP to harmonise it with the treatment employed by the Group under US GAAP. The effect of this change under both US GAAP and Netherlands GAAP is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

Parent Company earnings per share

The earnings per share of each Parent Company are also being restated to correct an error in the number of shares used in determining the earnings per share of each Parent Company. In each case, shares held by Group companies to back share options were treated as outstanding for purposes of the calculation of earnings per share (which had the effect of there being more shares considered outstanding for purposes of the calculation than would be in accordance with Netherlands GAAP and US GAAP). As a result, earnings per share of each Parent Company were understated. A note containing information regarding the effect on earnings per share is contained in the Financial Statements of each Parent Company. Please refer to Note 12 to the Royal Dutch Financial Statements and Note 5 to the Shell Transport Financial Statements.

Change in accounting policy for inventories

The restatement of the Financial Statements also gives effect to the Group’s election to make a change in accounting principle relating to inventories. Previously, the cost of certain North American inventories had been determined on the last-in first-out (LIFO) method. As a result of this change in accounting principle, the cost of these inventories will be determined on the first-in first-out (FIFO) method. The Group voluntarily changed from the LIFO method for these North American inventories to the FIFO method is being made to achieve a consistent method of determining inventory cost across the Group and harmonises the US GAAP inventory costing method with the method employed by the Group under Netherlands GAAP. The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world, is not an acceptable method under Netherlands GAAP. Additionally, the Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, LIFO is not a permitted method for valuing inventory. The effect of this change in accounting principle under both US GAAP and Netherlands GAAP is an increase in previously reported net income for 2002 of $511 million and a decrease in previously reported 2001 net income of $446 million and to increase previously reported net assets as at December 31, 2002 by $850 million. The impact on investments at December 31, 2002 relates to Motiva (2001: Equilon and Motiva).

Presentation of Netherlands GAAP Financial Statements

The Group formerly presented its Financial Statements on the basis of US and Netherlands GAAP. As part of the Financial Restatement the Group now separately presents its Financial Statements under US GAAP and Netherlands GAAP and includes a reconciliation of the differences in the Notes to the Netherlands GAAP Financial Statements.

General

This 20-F filing includes restated Financial Statements as at December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 and 2000. Additional disclosure is contained in Note 2, Restatement of previously issued Financial Statements, to the Group Financial Statements included herein regarding the nature of the restatement adjustments and shows the impact of restatement adjustments on fixed assets and inventories as at December 31, 2002 and 2001; the line items in which depreciation, depletion and amortisation expense relating to Exploration and Production is reflected; cost of sales; and operating profit and net income for each year in the two-year period ended December 31, 2002.

Cross reference sheet for Annual Report on Form 20-F

Headings* in this Annual Report which relate to:

The “Shell” Transport and
	N.V. Koninklijke Nederlandsche	Trading Company, Public
	Petroleum Maatschappij	Limited Company
Item number and captions	(Royal Dutch Petroleum Company).

1 Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable

2 Offer Statistics and Expected Timetable	Not applicable	Not applicable

3 Key Information	Selected Financial Data – Royal Dutch Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factors	Selected Financial Data – Shell Transport Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factor

4 Information on the Company	Introduction – Parent Companies, Group
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property Supplementary information – Oil and Gas Introduction (unaudited)	Introduction – Parent Companies, Group
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property
Supplementary information – Oil and Gas
Introduction (unaudited)

5 Operating and Financial Review and Prospects	Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group Group – Business and Property – business environment, description of activities, research	Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group Group – Business and Property – business environment, description of activities, research

6 Directors, Senior Management and Employees	Royal Dutch – control of registrant, management, share ownership Note 14 to Royal Dutch Financial Statements Group – Business and Property – personnel	Shell Transport – control of registrant, management, share ownership Note 11 to Shell Transport Financial Statements Group – Business and Property – personnel

7 Major Shareholders and Related Party Transactions	Royal Dutch – control of registrant	Shell Transport – control of registrant

8 Financial Information	Index to Financial Statements and Exhibits
Financial Statements – Royal Dutch, Group
Selected Financial Data – Royal Dutch
Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group	Index to Financial Statements and Exhibits
Financial Statements – Shell Transport, Group
Selected Financial Data – Shell Transport
Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group

9 The Offer and Listing	Royal Dutch – Nature of trading market	Shell Transport – Nature of trading market

10 Additional Information	Royal Dutch – Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display	Shell Transport – Memorandum and Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display

11 Quantitative and Qualitative Disclosures about Market Risk	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

12 Description of Securities Other than Equity Securities	Not applicable	Not applicable

13 Defaults, Dividend Arrearages and Delinquencies	None	None

14 Material Modifications to the Rights of Security Holders and Use of Proceeds	None	None

15 Controls and Procedures	Controls and Procedures	Controls and Procedures

16A Audit Committee Financial Expert	Management – Royal Dutch	Management – Shell Transport

16B Code of Ethics	Management – Royal Dutch	Management – Shell Transport

16C Principal Accountants Fees and Services	Principal Accountants Fees and Services	Principal Accountants Fees and Services

17 Financial Statements	Financial Statements – Royal Dutch, Group	Financial Statements – Shell Transport, Group

18 Financial Statements	Not applicable	Not applicable

19 Exhibits	Index to Financial Statements and Exhibits	Index to Financial Statements and Exhibits

*	Names of the registrants and references to the Royal Dutch/Shell Group of Companies appearing in headings have been abbreviated to Royal Dutch, Shell Transport and Group, respectively.

v

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Royal Dutch Petroleum Company),

The “Shell” Transport and Trading Company, Public Limited Company

Introduction

Structure of the Royal Dutch/Shell Group

Shareholders
Shareholders hold shares in either Royal Dutch Petroleum Company (Royal Dutch) or in The “ Shell ” Transport and Trading Company, p.l.c. (Shell Transport). Shares of one or both companies are listed and traded on stock exchanges in eight European countries (Austria, Belgium, France, Germany, Luxembourg, the Netherlands, Switzerland and the UK) and in the USA.

Parent Companies

As Parent Companies, Royal Dutch and Shell Transport do not directly engage in operational activities. They are public companies based in the Netherlands and in the UK respectively. The Parent Companies own the shares in the Group Holding Companies but are not part of the Royal Dutch/Shell Group of Companies. They appoint Directors to the Boards of the Group Holding Companies, from which they receive income in the form of dividends. The Parent Companies receive most of their income in this way.

Royal Dutch/Shell Group of Companies

The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/Shell Group of Companies.

Group Holding Companies

Shell Petroleum N.V. and The Shell Petroleum Company Limited between them hold, directly or indirectly, all Group interests in the Service Companies and the Operating Companies.

Service Companies

The main business of the Service Companies is to provide advice and services to other Shell companies.

Operating Companies

The management of each Operating Company is responsible for the performance and long-term viability of its own operations, but can draw on the experience of the Service Companies and, through them, of other Operating Companies.

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

Operating Companies

Present in more than 145 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Other industry segments including Renewables, Shell Consumer and Shell Hydrogen.

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

Chemicals: Our Chemicals businesses produce and sell petrochemicals including polyolefins to industrial customers globally.

Other industry segments include Renewables, Shell Consumer and Shell Hydrogen.

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

Royal Dutch/Shell Group of Companies  1

Introduction

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

This report discloses prior year comparative amounts “as restated” to reflect the changes implemented in the 2002 Form 20-F Amendment No. 1 due to the proximity of both filings.

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

The expression “Operating Companies” as used in this Report refers to those Group and associated companies which are engaged in various branches of the businesses of oil, natural gas, chemicals, power generation and renewable energy as well as in other businesses. The term “Group interest” is used for convenience to indicate the direct or indirect equity interest held by the Group Holding Companies in a venture or partnership or company (ie, after exclusion of all third-party interests).

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

Except as otherwise specified or as contained in the Financial Statements, all financial information contained in this Report is presented in accordance with accounting principles generally accepted in the United States.

The discussion and analysis in this Report contains forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments, potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

D Documents on display

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/Shell Group of Companies referred to in this Report that have been filed with the Securities and Exchange Commission (SEC) may be examined and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by Royal Dutch and Shell Transport are available to the public at the SEC website at www.sec.gov.

E SEC Review of 2002 Form 20-F

The Royal Dutch and Shell Transport Annual Report on Form 20-F for the year ended December 31, 2002 is currently the subject of ongoing review and comment by the staff of the SEC. While that process has been underway for several months, it is not yet completed. In considering and responding to comments we receive in that process, we may be requested to, or may decide to, amend this Report in one or more respects.

2 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

A Activities and major interests

The companies of the Royal Dutch/Shell Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable energy (chiefly in wind and solar energy), and other businesses.

Oil and gas, by far the largest of the Group companies’ business activities, accounted for over 90% of net proceeds in 2003. In fact, Group and associated companies constitute one of the largest oil and gas enterprises in the world. They market their oil products in more countries than any other oil company, and have a strong position, not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word “Shell” appears, support this marketing effort throughout the world. Taken together, Group and associated companies also rank among the world’s major chemical companies; in 2003 chemicals accounted for around 9% of the net proceeds of Group companies. The Group’s interests in power generation and renewable energy are considerably smaller. Nevertheless, the Group’s Renewables business is now one of the largest global solar enterprises following the acquisition of the Siemens solar business early in 2002. Renewables also has plans to become a leading player in the wind energy sector. The Group’s various activities are conducted – to one extent or another – in more than 145 countries and territories.

The breakdown of net proceeds of Group companies by industry segment and by geographical region for the years 2001 to 2003 is set out in the following tables:

Net Proceeds by Industry Segment

(including inter-segment sales)	$ million

		2002[b]	2001[b]
	2003	As	As
		restated[a]	restated[a]

Exploration and Production
Third parties	12,481	11,901	12,057
Inter-segment	20,244	14,680	13,790

	32,725	26,581	25,847

Gas & Power[a]
Third parties	7,398	4,278	5,951
Inter-segment	850	620	705

	8,248	4,898	6,656

Oil Products
Third parties	162,161	135,544	93,517
Inter-segment	3,416	3,080	2,108

	165,577	138,624	95,625

Chemicals
Third parties	18,843	14,125	13,260
Inter-segment	1,974	1,082	990

	20,817	15,207	14,250

Corporate and other
Third parties	845	753	576
Inter-segment	29	17	2

	874	770	578

	228,241	186,080	142,956

Net Proceeds by Geographical Area

(excluding inter-segment sales)	$ million

		2002[b]	2001[b]
	2003	As	As
		restated[a]	restated[a]

Europe	71,864	63,761	62,259
Other Eastern Hemisphere	38,494	33,322	31,866
USA	75,669	55,411	15,924
Other Western Hemisphere	15,701	14,107	15,312

	201,728	166,601	125,361

a	The Group Financial Statements have been restated, see Note 2 to the Group Financial Statements.

b	Certain prior year amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance ETIF Issue No. 02–03, see Note 3 to the Group Financial Statements.

Royal Dutch/Shell Group of Companies  3

Royal Dutch/Shell Group of Companies – Business and Property

B Business environment

Brent crude oil prices averaged $28.85 a barrel in 2003 compared with $25.05 in 2002, while West Texas Intermediate Crude (WTI) averaged $31.05 a barrel compared to $26.15 a year earlier. Crude prices were generally strong in 2003 as a result of the Venezuelan and Iraqi supply disruptions and a tight Organisation of the Petroleum Exporting Countries (OPEC) supply policy, which kept oil stocks low in the Atlantic Basin throughout the year.

First quarter saw Brent prices rising in excess of $34 a barrel on supply concerns over the impending war in Iraq as oil stocks in the Atlantic Basin were drained to new historic lows by the Venezuelan supply outage and strong winter demand. Prices fell towards the end of the first quarter on general expectation that Iraqi export would resume quickly after the war. Further downward pressure came as the OPEC relief volumes to cover the Venezuelan deficit reached the Atlantic Basin at the same time output was recovering rapidly in Venezuela, pushing Brent prices towards the $23 a barrel level by the end of April. Prices recovered in the run up to the US driving season as supply concerns grew with the delay of sustainable export from Iraq and the terrorist bombings in Saudi Arabia. Further support came when OPEC reduced output sharply from June in response to the Venezuelan output recovery and in anticipation of rising Iraqi export. Brent prices recovered to around $30 a barrel by mid-third quarter but soon lost ground as the US driving season drew to a close. Prices rebounded again at the end of third quarter on OPEC’s decision to cut the crude oil production quota by 900 kbbl/d from November. Crude prices stood firm with Brent trading largely within the range of $28-30 a barrel in the fourth quarter on strong winter demand and a further pick up in the US and Chinese economies. Prices were tempered during the fourth quarter by poor OPEC quota compliance as member states sought to take advantage of the prevailing strong market fundamentals. In the fourth quarter, Brent crude oil prices averaged $29.45 a barrel compared with $26.80 a barrel in 2002, while WTI prices averaged $31.15 a barrel compared with $28.25 a barrel a year earlier.

Crude prices in the early part of 2004 rose sharply on strong Chinese and US oil demand growth and on heightened supply concerns arising from the deteriorating security situation in Iraq and the terrorist attacks in Saudi Arabia. Prices are envisaged to remain firm for the balance of this year on rising oil demand associated with global economic expansion and are expected to be volatile while oil stocks remain at the low end of the historical range. The eventual level for the year as a whole will depend on the sustainability of US and Chinese economic growth, the severity of the northern winter, OPEC supply discipline, the pace of Iraqi export recovery and political developments in key OPEC countries. The Group evaluates investments using multiple price conditions, including price conditions of less than $20 a barrel to assess the resilience of investments at low-price conditions.

Crude oil price conditions are determined after careful assessment of short, medium and long-term drivers under different sets of assumptions, yielding a range of prices to be used in evaluation. With regard to 2003, crude oil prices were higher than the conservative expectations of our price conditions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand. Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.

The drivers of natural gas prices are more regionalized than the relatively global nature of crude oil pricing. Whilst Henry Hub prices are recognised price benchmarks in North America, the Group also produces natural gas in other areas that have significantly different supply, demand and regulatory circumstances.

For the full year 2003, Henry Hub gas prices averaged $5.63 per million British Thermal Units (Btu) compared to $3.33 per million Btu in 2002. Prices were driven by increasing demand in the face of concerns over production declines onshore United States and Western Canada. Henry Hub prices for 2004 are expected to remain high.

Natural gas prices in Continental Europe and Asia are predominantly indexed to oil prices. In 2003, Japan industry wide LNG (cif) prices averaged $4.77 per million Btu versus $4.27 per million Btu in 2002, reflecting higher oil prices. Shell LNG is primarily sold through Associate Companies, with prices closely related to industry averages. Realised Shell gas prices in Europe averaged $3.24 per million Btu in 2003 versus $2.70 per million Btu in 2002. Prices in both these markets are expected to remain high for 2004, reflecting a firm oil price outlook.

Excess supply conditions that exist in certain parts of the world cannot easily serve to mitigate high-price conditions in the United States or other markets because of lack of infrastructure and difficulties in transporting natural gas. The Group is planning to increase investment in long-term projects in areas of excess supply to install needed infrastructure to produce and liquefy natural gas for transport by tanker and regasification in markets where demand is strong. Consistent with other Group investments, projects of this type are evaluated using multiple oil price conditions, including price conditions of less than $20 a barrel to assess the resilience of investments at low price conditions.

In 2003, industry refining margins averaged $2.70, $1.05, $5.10 and $6.30 a barrel in Rotterdam, Singapore, US Gulf Coast (USGC) and US West Coast (USWC), respectively compared to $0.85, $0.40, $2.90 and $3.90 a barrel a year earlier. The strong margins in 2003 were driven by a number of exceptional and non-sustainable factors. Margins across the four key refining centres rose sharply in the first quarter when the global product supply/demand balance was tightened by a number of unusual factors, which pushed product prices

4 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

up at a faster pace than crude. Product availability was cut by the Venezuelan supply disruptions and large US refinery turnarounds, while demand was bolstered by a very cold winter, oil substitution for gas due to the high US natural gas prices and an extended shutdown of Japanese nuclear power generators.

Refining margins in the US and Europe reverted to a more structural level in the second quarter as the impact of many of these one-off factors abated. Singapore margins were hard hit in the second quarter by a sharp product demand downturn, especially jet kerosene for civil aviation, following the outbreak of the severe acute respiratory syndrome (SARS) virus in the region. Third quarter saw a return of exceptional margins in the USGC as a result of the August power blackout in the USA, which caused widespread disruption to refineries on the East Coast and in the Mid-continent. Refinery margins in the USWC also rose with a string of refinery and pipeline disruptions and reduced product supplies from the USGC. Singapore margins recovered marginally against an upturn in product demand as the adverse impact of SARS tailed off and with a high level of refinery maintenance activity in the region. Refining margins in the USA fell back in the fourth quarter but remained strong due to a number of unplanned refinery unit outages. Singapore margins further improved in the fourth quarter mainly as a result of reduced product exports from China due to strong domestic demand as the economy grew strongly. In the fourth quarter of 2003, industry refining margins averaged $2.30, $1.20, $4.10 and $6.65 a barrel in Rotterdam, Singapore, USGC and USWC respectively, compared to $2.00, $0.95, $3.50 and $4.00 a barrel a year earlier.

The early part of 2004 has seen strong refining margins, supported by a global tightness of gasoline supply. The ultimate level of refining margins for the year as a whole will depend on the pace of global economic recovery, the severity of the northern hemisphere winter, OPEC supply policy and potential product supply disruption following gasoline specification changes in the USA. Singapore margins are expected to remain relatively weak given the refinery capacity overhang in the region, but may improve if the Chinese economy grows at a fast pace and tightens regional supply/demand balances.

In Chemicals, trading conditions remained difficult, particularly in the USA, with high and volatile feedstock costs, excess capacity and low chemicals product prices in 2003. Profitability remained depressed as the rising cost of feedstock eroded margins. In the USA cracker margins declined slightly, whilst in Europe cracker margins in US dollars improved relative to a year ago. Overall Chemicals’ margins remained low by historical standards. The outlook for the industry remains challenging and improvement depends upon the continuation of initial signs of an economic recovery. Continued high energy prices could stall a recovery in the petrochemicals sector.

C General development of the business

Group Companies’ capital expenditure, exploration expense, new investment in associated companies and other investment decreased by $10.3 billion to $14.3 billion in 2003, mainly reflecting the high level of acquisition expenditures in 2002.

The total five year proved oil and natural gas reserves replacement ratio, excluding oil sands, is 66% (70% for oil, including natural gas liquids, and 60% for gas). Oil sands, if included, would add a further 10%.

Group and associated companies’ natural gas production available for sale through the end of 2003 has increased by 9.3% since 2000. Investment continues in the expansion of existing operations and in major new pipelines. Moreover, additional liquefied natural gas (LNG) projects and Gas to Liquids plants are being considered in several countries. Gas is the environmentally preferred fuel for power generation and demand for both gas and electricity is expected to grow.

Group companies continue to pursue a policy of a diversified supply base, and they trade actively in crude oil and its refined products throughout the world. Major acquisitions in 2002 in the USA, the world’s largest market, and in Germany, Europe’s largest market, have strengthened Oil Products’ competitive position and enhanced the quality of the global portfolio. This has reinforced the objective of Oil Products leading the global downstream industry. Furthermore, the Group will continue to address environmental concerns through tighter product specifications. Above all, Group companies will maintain their emphasis on innovative customer offers, portfolio optimisation and structural cost reduction. Both refining and marketing operations have maintained efforts to improve their health, safety and environmental performance.

In 2003, we further strengthened our Chemicals portfolio through new investments, upgrading existing facilities, and the restructuring and closure of a number of assets. The completion of project financing and the start of construction of the Nanhai petrochemicals plant in China were significant milestones for us in the key Chinese market. The new polymer polyols plant in the Netherlands marks the latest step in a long-term strategy to strengthen our position as a leading global supplier to manufacturers of polyurethane foams. In the Gulf Coast region of the USA, we completed a project to improve the quality of heavy olefin feed. The joint venture butadiene extraction plant in Texas started production in the first quarter of 2004. We invested to improve and expand cracker capacity to ensure ongoing efficiency and competitiveness. We completed the expansion of cracker capacity in Texas, USA, with production beginning in the first quarter of 2004. Also in 2003, we restructured the catalyst business and ceased operations at the Bayer-Shell Isocyanates joint venture.

In 2002, Renewables became one of the largest global solar photovoltaic (pv) players by acquiring the balance of shares in its solar joint venture with Siemens and E.On, and continued its growth in the wind energy sector with the development of two wind parks in California, Whitewater Hill and Cabazon Pass.

Royal Dutch/Shell Group of Companies  5

Royal Dutch/Shell Group of Companies – Business and Property

All the business activities described in this section are supported by research. The finding of oil and gas, the enhancement of recovery from existing fields and the engineering of offshore structures, are subjects that receive particular attention, as do the products and processes of oil refining, gas processing and chemicals manufacturing.

D Risk factors

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Report.

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

Reserve Estimates

Restated unaudited information on oil and gas reserves is set forth on pages G44 to G55. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and determinations based on available technical and economic information. These judgements may change based on new information or changes in economic conditions. Accordingly, oil and gas reserves are subject to revisions, which may have an adverse impact on the Group.

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

Risks of doing business in politically sensitive or unstable countries

The Group’s operations and earnings throughout the world have been, and may in the future be, affected from time to time in varying degree by other political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls; tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Group vary greatly from country to country and are not predictable.

Global political developments

Political developments, including war, embargoes and political strife in oil producing regions can affect world oil supply and prices.

6 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

E Description of activities

1 Exploration and Production
(a) General
Group and associated companies involved in the exploration for and production of crude oil and natural gas operate under a broad range of laws and regulations that change over time. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Group interests:

–	Licences (or concessions) which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint-venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases the state oil company or agency has an option to purchase a certain share of production. The lease agreement, typical in North America, is generally the same except for treatment of royalties paid in cash (see below).

–	Production sharing contracts (PSC) entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per-field basis.

Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 13 to 14.

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out under the heading “Supplementary information – Oil and Gas (unaudited)” on pages G44 to G55. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the Reserves Review). The results of the Reserves Review can be summarised as follows:

–	following the Reserves Review, 4,474 million barrels of oil equivalent (boe)(1)

previously booked at December 31, 2002 as proved reserves have been removed from the proved category (the Reserves Restatement) (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein); and

–	approximately 400 million boe of proved reserves additions that had been estimated for the year 2003, as announced on February 5, 2004, have not been made (this was also the subject of the announcement on March 18, 2004 as updated on April 19, 2004 and herein).

Further information on the Reserves Restatement is provided in “Supplementary information – Oil and Gas (unaudited)” beginning on page G44. The Group has also restated its Financial Statements (the Financial Restatement) to reflect in part, the Reserves Restatement. For additional information on the Financial Restatement, please refer to Note 2 to the Group Financial Statements. The following tabulation of proved reserves reflects the situation after taking into account the effects of this re-categorisation, including restatement of previously reported figures.

(1)	For this purpose the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Royal Dutch/Shell Group of Companies  7

Royal Dutch/Shell Group of Companies – Business and Property

Proved developed and undeveloped reserves[a]
(at December 31)		million barrels

		2002	2001
	2003	As restated	As restated

Crude oil and natural gas liquids
Group companies	5,723	6,405	6,107
Group share of associated companies	882	933	719

	6,605	7,338	6,826

thousand million standard cubic feet

Natural gas
Group companies	41,601	40,290	42,059
Group share of associated companies	3,319	3,412	2,819

	44,920	43,702	44,878

a	Excludes oil sands.

Capital expenditure and exploration expense by
geographical area[a] (oil and gas exploration and production only)		$ million

	2003	2002	2001

Europe	2,185	7,519	1,236
Africa[b]	1,861	1,674	1,235
Asia Pacific[c]	579	537	1,506
Middle East, Russia, CIS[d]	2,155	785	473
USA	1,652	2,015	2,009
Other Western Hemisphere	686	600	426

	9,118	13,130	6,885

a	Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amounts shown above exclude capital expenditure relating to the Athabasca Oil Sands Project. In addition, the amount shown above includes acquisitions and the costs of acquiring Enterprise Oil in 2002 of $5.3 billion. This has been included within the amount shown for Europe.

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

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.

Average production costs of Group companies
by geographical area[a]	$/barrel of oil equivalent

		2002	2001
	2003	As restated	As restated

Europe	3.23	2.94	2.35
Africa[b]	2.80	2.75	2.54
Asia Pacific[c]	2.48	2.31	1.92
Middle East, Russia, CIS[d]	3.62	2.64	2.38
USA	3.03	2.61	2.38
Other Western Hemisphere	5.14	4.52	3.79

Total Group	3.23	2.81	2.41

a	Excludes oil sands.

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.

8 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Crude oil and natural gas liquids production[a]			thousand barrels/day

		2002[b]	2001	2000		1999
	2003	As restated	As	As		As
			restated	restated		restated

Europe
UK	354	402	311	378		402
Norway	143	131	89	87		83
Denmark	141	140	130	129		118
Italy	19	–	–	–		–
Netherlands	8	9	10	13		13
Germany	5	5	6	6		6
Others	1	9	1		[c]		[c]

	671	696	547	613		622

Other Eastern Hemisphere
Africa
Nigeria	314	215	250	239		212
Gabon	35	46	56	69		89
Cameroon	16	17	19	21		22
Others	–	2	3	3		3

	365	280	328	332		326

Middle East
Oman[d]	269	319	327	326		299
Abu Dhabi	126	100	94	96		82
Syria	44	49	48	50		71
Russia	30	33	23	9		–
Egypt[e]	11	11	14	10		7
Others	17	13	–	–		1

	497	525	506	491		460

Asia Pacific
Brunei	103	101	97	95		86
Australia	73	92	99	111		47
Malaysia	51	59	60	56		66
China	22	24	23	25		20
New Zealand	19	29	30	9		10
Thailand	14	15	16	18		18
Others	3	5	–	–		–

	285	325	325	314		247

Total Other Eastern Hemisphere	1,147	1,130	1,159	1,137		1,033

USA	414	442	411	417		504

Other Western Hemisphere
Canada	44	43	47	46		48
Venezuela	46	46	44	44		41
Brazil	11	2	2	2		2
Others	1	–	1	3		5

	101	91	94	95		96

Total	2,333	2,359	2,211	2,262		2,255

million tonnes a year

Metric equivalent	117	118	111	113		113

a	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Less than one thousand barrels daily.

d	Exceptionally, the minority interest is deducted in respect of production volumes given for Petroleum Development Oman.

e	Egypt was previously included in Africa.

Royal Dutch/Shell Group of Companies  9

Royal Dutch/Shell Group of Companies – Business and Property

Natural gas production available for sale[a]			million standard cubic feet/day

	2003	2002[b]	2001	2000	1999
		As restated	As restated	As restated	As restated

Europe
Netherlands	1,527	1,527	1,555	1,431	1,520
UK	1,002	1,148	1,196	1,118	967
Germany	437	408	428	450	484
Denmark	302	313	309	300	312
Norway	287	242	176	199	230
Others	32	29	20	17	16

	3,587	3,667	3,684	3,515	3,529

Other Eastern Hemisphere
Africa
Nigeria	352	244	219	177	78

	352	244	219	177	78

Middle East
Oman	468	786	553	459	119
Egypt	228	232	248	140	105
Syria	11	16	18	23	27

	707	1,034	819	622	251

Asia Pacific
Malaysia	706	664	580	553	634
Brunei	549	508	491	450	455
Australia	403	373	379	367	361
New Zealand	288	461	470	157	148
Others	190	119	108	98	86

	2,136	2,125	2,208	1,625	1,684

Total Other Eastern Hemisphere	3,195	3,403	3,066	2,424	2,013

USA	1,527	1,679	1,598	1,644	1,774

Other Western Hemisphere
Canada	466	473	507	478	473
Others	74	64	47	35	46

	540	537	554	513	519

Total	8,849	9,286	8,902	8,096	7,835

10 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Natural gas production available for sale[a]	million standard cubic metres/day

			2002[b]		2001		2000		1999
	2003		As restated		As restated		As restated		As restated

Europe
Netherlands	43		43		44		40		43
UK	28		32		34		32		27
Germany	12		12		12		13		14
Denmark	9		9		9		8		9
Norway	8		7		5		6		7
Others	2		1			[c]		[c]		[c]

	102		104		104		99		100

Other Eastern Hemisphere
Africa
Nigeria	10		7		6		5		2

	10		7		6		5		2

Middle East
Oman	13		22		16		13		4
Egypt	6		7		7		4		3
Syria		[c]		[c]	1		1		1

	19		29		24		18		8

Asia Pacific
Malaysia	20		19		16		16		18
Brunei	16		14		14		13		13
Australia	11		11		11		10		10
New Zealand	8		13		13		4		4
Others	6		3		3		3		2

	61		60		57		46		47

Total Other Eastern Hemisphere	90		96		87		69		57

USA	43		48		45		46		50

Other Western Hemisphere
Canada	13		13		15		14		13
Others	2		2		1		1		1

	15		15		16		15		14

Total	250		263		252		229		221

a	By country of origin from gas produced by Group and associated companies (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Less than one million cubic metres daily.

Royal Dutch/Shell Group of Companies  11

Royal Dutch/Shell Group of Companies – Business and Property

Location of activities[a,b] (at December 31, 2003)

	Exploration		Production		Shell Operator[c]

	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore

Europe
Austria	●		●		●
Denmark		●		●
Germany			●	●	●
Ireland		●				●
Italy			●		●	●
Netherlands	●	●	●	●	●	●
Norway		●		●		●
UK		●		●		●

Africa
Angola		●
Cameroon		●		●		●
Gabon	●	●	●		●	●
Morocco		●				●
Nigeria	●	●	●	●	●	●

Asia Pacific
Australia	●	●		●
Bangladesh	●	●		●	●	●
Brunei	●	●	●	●	●	●
China	●	●		●	●	●
Malaysia		●		●		●
New Zealand	●	●	●	●	●	●
Pakistan	●	●	●			●
Philippines		●		●		●
Thailand	●		●		●	●

Middle East, Russia, CIS
U.A.E. (Abu Dhabi)	●		●
Azerbaijan		●
Egypt	●	●	●	●	●	●
Iran				●		●
Kazakhstan	●	●			●
Oman	●		●		●
Russia	●	●	●	●	●	●
Syria			●		●

USA
USA	●	●	●	●	●	●

Other Western Hemisphere
Argentina	●		●		●
Canada	●	●	●	●	●
Brazil		●		●		●
Trinidad		●				●
Venezuela				●		●

a	Including associated companies.

b	Where an associated company has properties outside its base country, those properties are not shown in this table.

c	In several countries where “Shell Operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

12 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Oil and gas acreage[a,b,c] (at December 31)			thousand acres		thousand acres

							2002
			2003				Undeveloped
	Developed		Undeveloped		Developed		As restated

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,172	3,204	15,977	5,307	10,417	3,259	19,752	6,930
Africa[d]	6,956	2,193	18,595	10,253	6,289	1,886	25,394	15,516
Asia Pacific[e]	3,793	1,638	113,978	33,357	3,964	1,864	118,471	40,453
Middle East, Russia, CIS[f]	34,729	11,062	65,106	30,079	35,448	11,435	18,544	12,771
USA	1,512	694	4,040	2,802	1,557	754	4,670	3,183
Other Western Hemisphere	853	529	28,094	19,835	832	509	33,338	22,841

	58,015	19,320	245,790	101,633	58,507	19,707	220,169	101,694

Number of productive wells[a,b] (at December 31)

							2002
			2003				Gas
	Oil		Gas		Oil		As restated

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,799	468	1,432	485	2,002	533	1,454	458
Africa[d]	1,380	414	43	14	1,399	446	42	13
Asia Pacific[e]	1,313	726	247	99	1,317	726	205	95
Middle East, Russia, CIS[f]	3,673	1,145	203	129	3,456	1,085	179	115
USA	15,891	7,998	697	486	15,686	8,294	945	686
Other Western Hemisphere	116	111	322	265	112	110	314	259

	24,172	10,862	2,944	1,478	23,972	11,194	3,139	1,626

Number of net productive wells and dry holes drilled[a]

			2002		2001		2000		1999
	2003		As restated		As restated		As restated		As restated

	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration
Europe	4	3	3	4	2	4	3	3	5	2
Africa[d]	2	–	4	4	3	–	4	1	4	1
Asia Pacific[e]	5	7	3	3	8	12	5	6	9	9
Middle East, Russia, CIS[f]	6	4	5	4	7	3	7	4	3	5
USA	10	–	10	4	2	4	9	4	8	9
Other Western Hemisphere	2	5	2	2	3	3	1	2	–	13

	29	19	27	21	25	26	29	20	29	39

Development
Europe	20	1	55	–	30	10	19	–	32	2
Africa[d]	23	1	41	–	17	–	12	–	26	–
Asia Pacific[e]	41	2	42	1	56	2	41	3	37	–
Middle East, Russia, CIS[f]	149	4	83	12	90	9	99	7	84	2
USA	465	–	559	1	549	2	492	3	290	–
Other Western Hemisphere	8	–	31	–	25	–	10	1	14	2

	706	8	811	14	767	23	673	14	483	6

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

d	Excludes Egypt.

e	Excludes Sakhalin.

f	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch/Shell Group of Companies  13

Royal Dutch/Shell Group of Companies – Business and Property

thousand acres				thousand acres				thousand acres

		2001				2000				1999
		As restated				As restated				As restated
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

9,570	3,031	12,616	4,581	9,399	2,973	13,951	4,920	10,162	3,218	16,697	5,790
6,489	1,984	20,804	11,658	6,491	1,973	18,963	11,261	6,224	1,916	18,535	9,077
3,762	1,816	115,294	41,691	3,766	1,599	85,219	37,893	4,114	1,712	87,569	47,060
34,509	11,021	22,921	15,379	34,504	10,962	25,546	18,648	34,342	10,902	29,694	18,969
1,599	702	3,931	2,609	1,967	934	4,280	2,743	3,642	1,245	6,074	3,499
767	492	35,709	22,001	1,198	824	49,219	27,368	1,149	850	61,344	33,215

56,696	19,046	211,275	97,919	57,325	19,265	197,178	102,833	59,633	19,843	219,913	117,610

		2001				2000				1999
		As restated				As restated				As restated
Oil		Gas		Oil		Gas		Oil		Gas

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1,618	429	1,299	427	1,640	442	1,349	438	1,642	447	1,359	436
1,614	550	45	15	1,663	565	47	16	1,700	573	46	15
1,242	588	199	91	1,162	542	199	77	1,638	753	226	77
3,210	1,031	131	91	3,085	990	86	66	2,961	945	80	61
16,717	8,511	956	658	17,870	8,870	1,044	627	28,165	11,636	1,631	845
86	86	298	251	338	193	274	230	413	267	259	223

24,487	11,195	2,928	1,533	25,758	11,602	2,999	1,454	36,519	14,621	3,601	1,657

Number of wells drilling[a,b] (at December 31, 2003)

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	4	1	15	4	19	5
Africa[c]	1	1	4	1	5	2
Asia Pacific[d]	–	–	24	12	24	12
Middle East, Russia, CIS[e]	7	3	45	19	52	22
USA	3	2	21	13	24	15
Other Western Hemisphere	2	1	7	6	9	7

	17	8	116	55	133	63

a	Including associated companies.

b	See Note b on page 13.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

14 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

(b) Major oil and gas interests

Major oil and gas interests as well as recent developments in countries where Group or associated companies have exploration and production interests are summarised, by country, in the following pages. Certain aspects of the legislation, regulations or agreements affecting the activities of the significant companies are also included.

Europe

Denmark A Group company has a 46% non-operator interest in a producing concession due to expire in 2012. The interest is reduced to 36.8% for the period thereafter. The licence was extended until 2042 during 2003. Further, it holds varying percentage interests in five (non-operated) exploration licences.

Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) joint venture (50:50) which is the major producer of oil and gas in Germany. Exploration and Production licences are awarded under the terms of Germany’s Federal Mining Law. Most licences are awarded to more than one company and are governed by joint ventures. Operatorship is normally awarded to the party holding the highest equity share. BEB is involved in some 30 joint ventures with varying interests and is the main operator in Germany. Further German interests include the 43% Group share in the outside operated Deutsche Offshore Konsortium. Royalties are determined by the individual German states on a yearly basis and are different for the production of natural gas and oil. Royalty incentives are given for the development of tight gas reservoirs. Activities include production activities, gas storage, the operation of two large sour gas treatment plants, numerous compression stations and some 3,000 km of pipelines.

Ireland During 2002 EO Ireland (Group interest 100%) was acquired as a part of the Group’s acquisition of Enterprise Oil and was renamed as Shell E&P Ireland Ltd. It is the operator for the Corrib Gas Project (Shell equity 45%), currently under development and has further exploration interests in 24 Blocks offshore Ireland, 13 operated and 11 non-operated.

Italy Shell Italia E&P S.p.A. (Group interest 100%) was part of the Group’s 2002 acquisition of Enterprise Oil. The main assets are onshore in southern Italy and include various interests in producing assets (Monte Alpi, Monte Enoc and Cerro Falcone which are operated by Eni on behalf of the JV partners), development projects (including Tempa Rossa, managed by Total) and nearby exploration prospects.

Netherlands The Group share of natural gas and crude oil is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), (Group interest 50%) in a 50:50 joint venture. An important part of NAM’s gas production is from its very large onshore Groningen gas field in which the Dutch State has a 40% financial interest. NAM’s production of oil and gas is covered by concessions (onshore) and production licences (offshore). Government participation in development and production varies between 0% and 50%, depending mainly on the legislation applicable when the concessions or licences were granted and whether the participation covered gas or oil. Production is preceded by a drilling permit (onshore) or an exploration licence (offshore), the duration of which, since 1997, varies with the work programme that has to be submitted with the application for a permit or licence. In practice, this means a period of about 3 to 10 years, which can be shortened by the authorities when the exploration effort falls short of the licence or permit programme. Upon making a commercial discovery, a concession (onshore) or production licence (offshore) is granted. The onshore concessions are not currently limited in time but the duration of the offshore licences vary with the estimated production period – normally a period of 15 to 45 years.

Norway As part of the Group’s acquisition of Enterprise in 2002, various assets owned by Enterprise Oil Norway AS (EONAS) were acquired. EONAS was brought under the ownership of A/S Norske Shell (Group interest 100%) in March 2003. A/S Norske Shell holds an interest in a number of production licences, seven of which encompass producing oil and gas fields. A/S Norske Shell also holds an interest in several potential development assets, including Ormen Lange and Skarv. The development decision for the major Ormen Lange gas development discovered in 1997 was taken by the joint venture in 2003, involving an onshore plant/terminal and pipelines for transportation to the markets in UK and continental Europe. Of the exploration licences acquired through Enterprise, the majority have been divested, farmed out or relinquished. Shell International Pipelines Inc. holds interests in gas transportation and processing systems, pipelines and terminals. The licence period for these assets expires in the period from 2010 to 2020.

United Kingdom Shell UK Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK. Shell operates most of its interests in the UK Continental Shelf on behalf of a 50:50 joint venture. Most of Shell UK’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector of the North Sea. Crude oil comes from the central and northern fields, which include Brent, Nelson and Shearwater. Shell UK also has interests as a non-operator partner, in the Atlantic margin, West of Shetlands (Schiehallion/Loyal) fields. Licences issued before August 20, 1976 were valid for an initial period of six years. Following successful exploration, these were extended for a further 40 years in respect of half the original licence area. Licences issued between August 20, 1976 and June 13, 1980 were valid for an initial period of four years followed by a second period of three years. In cases of successful exploration, these licences were extended for a further 30 years after relinquishment of two-thirds of the acreage. From June 14, 1980, licences were granted for an initial period of six years (nine years for deepwater), and in successful cases extended for a further 30 years (40 years for deepwater) in respect of no more than half the licence area. Licences issued since July 1988 carry an additional requirement that if, after 12 years of the 30-year period, no field development has been approved, the licence must be

Royal Dutch/Shell Group of Companies  15

Royal Dutch/Shell Group of Companies – Business and Property

surrendered. No royalty is payable on production from fields for which development approval was granted after April 1982; royalties for other fields was abolished with effect from January 2003. With effect from April 2002, a new oil tax on companies operating in the British North Sea was enacted, raising the marginal tax rate from 30% to 40%. During 2003 a number of non-core assets were divested, including the Shell operated Kittiwake Field and several small equity interests resulting from the acquisition of Enterprise in 2002.

Africa

Angola Shell Development Angola B.V. (SDAN) has a non-operated interest of 50% in Block 18 and Shell Deepwater Development AS has a 15% interest in Block 34. Divestment of SDAN’s interest in Block 18 has been announced and is likely to be completed in 2004.

Cameroon Pecten Cameroon Company (PCC) (Group interest 80%) has a 40% working interest in a PCC operated property (Lokele), 24.5% interest in a non-operated property (Rio del Rey) and a 25% interest in exploration licences with the state oil company (SNH) and another partner.

Gabon Shell Gabon (Group interest 75%) has interests in seven onshore mining concessions/exploitation permits, four of which (Rabi/Kounga, Gamba/Ivinga, Toucan and Totou/Bende-M’Bassou) are operated by the company. The Rabi/Kounga concession was transferred to a PSC with effect from January 1, 2003; it expires in 2013 and includes an option for a five-year extension. The Gamba/Ivinga concession expires in 2042; all other concessions expire between 2010 and 2018. Toucan was converted into a Production licence in early 2003. Production in Gabon is dominated by the Rabi field, which is operated by Shell Gabon, which holds a 42.5% equity in the field. Shell Gabon’s portfolio also includes three exploration permits, one around the Gamba/Ivinga concession and two near the Rabi field. The Kenguerie Marin permit offshore Libreville held by Shell Gabon was relinquished in 2003. Two Group companies, Shell Offshore North Gabon BV (SONG) and Shell Offshore Gabon BV (SOSG), hold three permits in ultra-deepwater areas in the north and south. In 2003 SOSG relinquished four offshore licences (Panga, Douka, Astrid and Anton).

Morocco A Group company, Shell Exploration et Production du Maroc GmbH, operates a 100% owned exploration licence named Rimella which includes five deepwater blocks and Enterprise Oil Exploration Ltd., acquired in 2002, and holds a 30% interest in the adjacent Cap Draa concession consisting of six blocks.

Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Group interest 100%) is operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies. The venture’s onshore oil and gas mining leases expire in 2019 and offshore leases expire in 2008.

Shell Nigeria Exploration and Production Company (SNEPCO) (Group interest 100%) operates PSCs with 30-year terms with a 55% interest in two deepwater blocks (OPL-212 and OPL-219). SNEPCO also has a 50% interest in deepwater blocks OML-125 and OPL-211, and a 44% interest in deepwater block OPL-209.

Somalia Shell Somalia B.V. holds a 50% working interest and operatorship of Blocks M3-M7, which are currently under force majeure.

Asia Pacific

Australia Shell Development Australia (SDA) (Group interest 100%) has interests in some 50 offshore production and exploration licences in the North-West Shelf (NWS), in the Browse basin and Timor Sea area. The interests are held by SDA directly, or indirectly through its shareholding (34%) in Woodside Petroleum Ltd. (Woodside) which is the operator on behalf of six joint-venture partners of the NWS gas/condensate and oil field. (See also page 20). Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility at Burrup. Woodside is also the operator of the producing Laminaria and Corallina fields situated in the Timor Sea. Together with its partner Woodside, SDA also has interests in significant liquid-rich gas fields in the Timor Sea as well as the Browse basin. SDA is also a participant in another joint venture that carries out exploration and production operations in the NWS region. As party to this joint venture, SDA has non-operator interest (ranging from 12.5% to 28.57%) in the gas fields known as greater Gorgon, which are situated West of Barrow Island.

Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei government). The company, which has renewable long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%) (see also page 20). A Group company has a 35% share in the non-operated Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field.

China Group companies (Shell China Exploration & Production Company (SCEPCo), formerly Shell Exploration China Limited, and Pecten Orient China) hold a 47.75% interest in the offshore South China Sea Block 15/22 (Xijiang 30-2 producing field) and 24.5% in Block 15/11 (Xijiang 24-1 & 24-3 producing fields). Five PSCs were signed for the East China Sea project in 2003. SCEPCo holds 100% of the contractors interest in the Changbei Petroleum Contract with China National Petroleum Corporation (CNPC), to assess the development potential of the Changbei gas field in the Ordos Basin of western onshore China.

Malaysia Four 100%-owned Group companies have PSCs with the state oil company Petronas. In most of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint-venture partner. One Group company, Sarawak Shell

16 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Berhad (SSB) is the operator, with a 50% equity stake, of five non-associated producing gas fields. The majority of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15%) for deliveries of liquefied natural gas to customers mainly in Japan and Korea. (See pages 20 and 21). SSB operates one oil field (D35) and has a 40% equity stake in the non-operated Baram Delta production-sharing contract. SSB has exploration interests in the deepwater SK-E block and shallow-water blocks SK-307, SK-308 and SK-8. SSB also holds exploration acreage in SB-301 and the deepwater blocks SBG & J. Sabah Shell Petroleum Company (SSPC) operates five producing fields in Sabah waters of which Kinabalu (80% equity share) is the largest. SSPC and Shell Sabah Selatan Sdn Bhd (SSS) also have a PSC for the exploration and production in Block SB-303, offshore Sabah. Shell Exploration and Production Malaysia (SEPM) operates an exploration licence in Peninsula Malaysia (PM-303) where they also have 50% interest in Block PM-301/302.

New Zealand Shell NZ Exploration and Production Holding BV (SNZ) (Group interest 100%) has 77.5% interest in the production licence for the offshore Maui gas field, in which another wholly owned Group company has a further 6.25% indirect interest. In addition, SNZ has a 50% interest in the onshore Kapuni gas field and a 48% interest in the undeveloped Offshore Pohokura gas field. The gas produced is sold domestically, mainly under long-term contracts. SNZ also has interests in other exploration licence areas in the Taranaki Basin. All of these interests are operated by Shell Todd Oil Services Ltd, a service company (Group interest 50%).

Philippines Two Group companies hold interests in the deepwater PSC for block SC-38. Shell Philippines Exploration B.V. (SPEX) holds 20% and is operator and Shell Philippines LLC holds 25%. The SC-38 interest includes an exploration area and a production licence, the latter containing the Malampaya and San Martin fields. Current production is gas and condensate from the Malampaya field via a platform located offshore north west of the island of Palawan. Condensate is exported via tankers at the platform and gas is transported via 504 km pipeline to an onshore gas plant in Batangas, on the main island of Luzon. Gas is sold to three combined-cycle gas turbine power plants with a total nameplate capacity of 2700MW. In addition to SC-38, SPEX currently holds a 50% interest in the deepwater exploration acreage of GSEC-99 north east of Palawan Island.

Middle East, Russia, CIS (including Sakhalin, Egypt and Caspian region)

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

Egypt Shell Egypt (Group interest 100%) participates in five exploration concessions (operator in four and non-operator in Rosetta) and in five development leases (operator in four and non-operator in Rashid). All concessions and leases are granted on the basis of production-sharing agreements. Included in Shell Egypt’s portfolio is an 84% interest in the North-eastern Mediterranean deepwater concession. Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco executes the operations for those producing fields where Shell has formal operatorship.

Oman A Group company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2012, or at such a later date as the government and the 40% concession-owning company Private Oil Holdings Oman Ltd. (in which a Group company has an 85% shareholding) may agree.

Gas Investment and Services Company Ltd. (GISCO) (in which a Group company has an 85% shareholding) holds a gas operating agreement which appoints PDO as the operator for any gas discovered in central Oman until 2024, with provisions for extension upon agreement with the government. The first major central Oman gas project involves the supply of gas to customers in the Sur area of north-east Oman, the largest of which is Oman LNG (Group interest 30%). (See page 21.) The upstream investment required to develop and supply the gas is being provided to the government by GISCO.

Syria Group companies have interests varying from 62.5% to 66.7% in five PSCs with the government and with the state-owned Syrian Petroleum Company (SPC). Under the contracts, they have certain rights and obligations in respect of the production of petroleum. Three contracts (Ash Sham, Deir Ez-Zor and Fourth Annex expiring between 2008 and 2014) concern development activities. In addition, Group companies are parties to a gas utilisation agreement with the government and SPC for the collection and processing of natural gas from the contract areas for use in Syrian power generation and other industrial plants.

USA

Shell Exploration & Production Company (SEPCO) (Group interest 100%) produces crude oil, natural gas and natural gas liquids principally in the Gulf of Mexico, California, Texas and Wyoming. The majority of SEPCo’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently obtained for an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law). As part of the Group’s acquisition of Enterprise Oil, SEPCo acquired interests in the Boomvang

Royal Dutch/Shell Group of Companies  17

Royal Dutch/Shell Group of Companies – Business and Property

development, which started production in 2002, and in the Tahiti discovery. SEPCo also acquired additional interests in the Pinedale field in the Rocky Mountain region under two separate transactions.

Affiliates of SEPCo holds a 51.8% interest in a USA-based exploration and production limited liability company: Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.

Other Western Hemisphere

Brazil Shell Brasil Ltda has interests in eleven deepwater exploration blocks – four operated (BS-4, BC-10, BM-ES-10 and BM-S-31) and seven non-operated (BC-2, BM-FZA-1, BM-S-8, BM-C-14, BM-C-25, BM-S-17 and BM-S-19, ). Group interest in these blocks ranges from 15% to 100%. Shell Brasil also operates and has a 80% interest in the Bijupirá & Salema operations, offshore Rio de Janeiro. Production from the fields commenced in August 2003. The Group retains an interest in the producing offshore Merluza gas field through Pecten Victoria Inc. The field is operated by Petrobras.

Canada Shell Canada (Group interest 78%) is a major producer of natural gas, natural gas liquids and sulphur. The majority of its gas production comes from Alberta and the Sable gas fields offshore Nova Scotia (where Shell Canada has 31% working interest in the total Sable Offshore Energy Project.). Exploration rights in Canada are generally granted for terms ranging from one to nine years. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.

Shell Canada produces heavy oil through thermal recovery in the Peace River area and recently completed a new oil sands mining project in the Athabasca oil sands area of Northern Alberta. Shell Canada holds 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce synthetic crude from Shell’s Athabasca oil sands leases. The AOSP is comprised of the following:

–	the Muskeg River mine is located 75km north of Fort McMurray, Alberta. The mine uses trucks and shovels to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sand. At full capacity, AOSP will produce 155,000 barrels of bitumen per day, approximately 10% of Canada’s oil requirements; and

–	the Scotford upgrader is adjacent to Shell Canada’s existing Scotford refinery north of Fort Saskatchewan, Alberta. The Scotford upgrader processes bitumen from the Muskeg River mine into a range of synthetic crude oils and is operated by Shell Canada.

The Athabasca Oil Sands Project became fully operational in June, 2003 and production continues to increase, averaging 130,000 barrels per day (78,000 Shell share) of bitumen in the fourth quarter of 2003, up from 115,000 barrels per day in quarter three.

The production of bitumen and synthetic crude is considered under the SEC’s regulations to be mining activity rather than oil and gas activity.

Venezuela Shell Venezuela S.A. (Group interest 100%) holds an Operating Service Agreement (expiring in 2013) with a state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo.

A Preliminary Development Agreement for Mariscal Sucre Liquefied Natural Gas Project (MSLNG) was signed between associates (PDVSA 60%, Shell 30%, Mitsubishi 8%, Venezuelan Government Reserved 2%) in order to produce 4.7 annual tons of LNG with main destination the USA market. A Joint Venture Agreement is scheduled to be signed during 2004.

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

Bangladesh A Group company holds a 50% interest in and is operator of Blocks 15 and 16, a 37.5% interest in the producing Sangu gas field (located in Block 16) and a 22% interest in Block 7. Another Group company holds a 45% interest in and is operator of a joint venture owning Block 5 and Block 10 (exploration only). Divestment in 2004 has been announced.

Iran A Group company has a 70% interest in an agreement with the National Iranian Oil Company (NIOC) to develop the Soroosh and Nowrooz field in the northern Persian Gulf. This Group company established operations with a view to handing over operatorship to NIOC once full production has been reached.

Kazakhstan A Group company currently holds a 16.67% interest in the North Caspian Production Sharing agreement in respect of some 6,000 sq. kms offshore in the Kazakhstan sector of the Caspian Sea. An additional 3.7% interest is in the process of being acquired, bringing total holdings to 20.37%. Development of the giant Kashagan field (declared commercial in 2002) is ongoing. Oil

18 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

and gas discoveries have also been made at Kalamkas, Aktote, Karain, and Kashagan SW and all are either being further appraised or appraisal plans are being developed. In 2003, the Group acquired Kerr McGee’s interest in: Caspian Pipeline Company (1.75%), Arman Joint Venture (50% interest in small onshore producing property), and an onshore exploration lease.

Pakistan A Group company holds 28% interest in the Bhit Development and Production Lease and 33.25% interest in the Kirthar Exploration licence.

Qatar On October 20 2003 Shell signed a Heads of Agreement with the Qatar government to build a world scale Gas to Liquids plant, with Shell as the 100% investor. Condensate rich gas will be supplied from two platforms in the giant North Field located some 50 km offshore. The project Start up is planned for early 2009.

Russia Shell Sakhalin Holdings B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. (Sakhalin Energy). Seasonal oil production continues from the Molikpaq facility on the Piltun-Astokhskoye field, offshore Sakhalin island. Full development of the Piltun-Astokhskoye oil field and Lunskoye gas field including an LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets commenced in 2003. During 2003 the Group divested its entire 49% interest in KMOC (Khanty Mansiysk Oil Corporation). Salym Petroleum Development (Group interest 50%) commenced developing the Salym fields in Western Siberia during 2003. Shell holds a 3.675% interest in the Caspian Pipeline Company which manages a pipeline running from Western Kazakhstan to the Black Sea.

Saudi Arabia Towards the end of 2003 Shell entered into an agreement for gas exploration and production from an area in the Rub Al-Khali in the south of the Kingdom. Shell will lead the project and has 40% interest, with Total and Saudi Aramco holding 30% each.

2 Gas & Power

Our Gas & Power business liquefies and transports natural gas, and develops gas markets and infrastructure, including gas-fired power plants. It also markets and trades gas and electricity and converts natural gas to liquids to provide clean fuels. The majority of activities, in particular liquefied natural gas (LNG), are carried out by associated companies.

Utilisation of plant capacity					%

	2003	2002	2001	2000	1999

Liquefied natural gas (LNG) [a]	97	97	92	89	93

Processing Liquefied natural gas (LNG) plants
Location, Group interest in plants[b] and capacity[c] (at December 31, 2003)

		Group	100% capacity
		interest	million tonnes
		%	a year

Nigeria	Bonny	26	9.6
Oman	Qalhat	30	6.6
Brunei	Lumut	25	7.2
Australia	Karratha	22	7.5
Malaysia	Bintulu	15	14.6

Regasifiation terminal

Belgium	Zeebrugge	17	3.6

a	Based on average plant capacity.

b	Percentage rounded to nearest whole percentage point where appropriate.

c	As reported by the joint ventures.

Liquefied natural gas sales volumes

	2003	2002	2001	2000	1999

Malaysia	1.5	2.3	2.3	2.3	2.2
Australia	1.8	1.7	1.7	1.7	1.7
Brunei	1.8	1.7	1.7	1.7	1.6
Oman	2.1	1.9	1.7	0.7	—
Nigeria	2.1	1.5	1.5	1.1	—

Total	9.3	9.1	8.9	7.5	5.5

Europe

Belgium A 16.7% Group interest is held in both Distrigaz S.A., a Belgian gas marketing and trading company, and Fluxys S.A., into which Distrigaz’s pipeline and transportation interests were transferred in 2001.

Germany BEB Erdgas und Erdöl GmbH (BEB), a joint venture with ExxonMobil in which a Group company holds a 50% economic interest, is the major producer of oil and gas in Germany, and also one of the country’s major gas transmission companies. The natural gas marketing activities of BEB have been split and are operated by separate independent Shell and ExxonMobil organisations effectively

Royal Dutch/Shell Group of Companies  19

Royal Dutch/Shell Group of Companies – Business and Property

from April 2004. Group companies have minority shareholdings in major gas transmission and distribution companies, including Avacon AG (1.4%, through BEB) and Erdgas-Verkaufs-GmbH (13.8% through BEB). In 2003 the Group divested its indirect interest in Ruhrgas AG (14.75%) and its direct interest in Thyssengas GmbH (25%). Also in 2003, the sale of the indirect interest in Verbundnetz Gas AG (5.3%) was agreed and subsequently completed during the first quarter of 2004.

Greece The Group holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company currently with some 10,000 customers (mainly residential, but also commercial and industrial). Other shareholders are Cinergy Global Power Inc. 25% and Attiki Gas Distribution Company S.A. (held 100% by Public Gas Corporation of Greece S.A.) 51%. Attiki Gas Supply Company S.A. holds a 30-year exclusive distribution licence to develop the distribution system infrastructure and to distribute gas to small industrial, commercial and residential customers in the Attiki area.

Netherlands N.V Nederlandse Gasunie (Group interest 25%) is the largest marketer of Dutch gas. In 2003, N.V Nederlandse Gasunie sold approximately 77 billion cubic metres of gas for both export and domestic consumption. N.V Nederlandse Gasunie is also the main gas transmission company in the Netherlands.

Wholly owned Shell Energy Europe B.V. was established in 2003 and took over the gas and power development activities throughout Europe from Shell Energy Ltd in the UK.

Spain Shell Espana, S.A., a wholly-owned Group subsidiary, continued to develop its natural gas marketing business selling in the wholesale as well as in the industrial and commercial market.

United Kingdom A wholly Group-owned gas marketing company, Shell Gas Direct Ltd, maintained its market position during 2003 selling in the industrial and commercial market. The wholly owned Shell Energy Ltd., established in 1999, ended its activities in 2003 with the sale of business and activities to Shell Energy Europe B.V. in the Netherlands.

Denmark A/S Dansk Shell A wholly owned Group subsidiary launched a natural gas marketing business in 2003.

Other European Countries Wholly-owned Shell Group companies in other European countries continue to seek opportunities to develop the gas and power business. For this purpose they receive advice and assistance from Shell Energy Europe B.V. a wholly owned Group company.

Other Eastern Hemisphere

Australia A Group company directly and indirectly has a 22.4% interest in the liquefied natural gas (LNG) export phase and a 25.5% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North-West Shelf (NWS). Sale and purchase agreements with eight Japanese utilities commencing in 1989 call for the supply of LNG at a rate of some 7.3 million tonnes a year, equivalent to some 27 million cubic metres of gas a day. Currently, the joint venture is constructing a fourth LNG train with a capacity of 4.2 million tonnes a year. This new LNG train is planned to start up in 2004 and will supply both existing and new customers. In 2002, the NWS joint venture partners were awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in south-east China. The contract volume is 3.3 million tonnes per annum and first deliveries are planned in 2006. LNG has also been sold to Korea since 2003 under a mid-term contract.

The Group has a 28.6% interest in the Gorgon joint venture that is considering development of an LNG and domestic gas project on Barrow Island off Western Australia. A wholly owned Group company is also involved in a number of licences in the Timor Sea between the Northern Territory and Timor Leste with opportunities for both domestic gas and LNG export.

Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). In March 1993 the company’s main contract, to supply LNG to three power and gas utilities in Tokyo and Osaka, was extended for a further 20 years at an increased sales quantity of some 5.5 million tonnes a year. In 2003, the total sales quantity was some 7 million tonnes, to both Japan and Korea. The LNG continues to be delivered in a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest 25%), as well as a larger vessel, brought into service in June 2002, owned by Brunei Gas Carriers Sendirian Berhad (Group interest 10%).

India The Group holds 100% interest in three companies – Shell Hazira Gas Private Ltd., Hazira Port Private Ltd. and Hazira LNG Private Ltd., all of which are located in the State of Gujarat. Hazira Port Private Ltd. and Hazira LNG Private Ltd. are constructing a port and LNG terminal at Hazira in Gujarat. The initial capacity of this terminal is 2.5 mtpa, expandable to 5 mtpa and then 10 mtpa. Currently under construction the terminal is intended to be commissioned around the end of 2004. Shell Hazira Gas Private Ltd., will use these facilities to import LNG and to market and supply regasified LNG to customers in Gujarat and North West India. A 26% interest in all the three companies has been sold to Total Gaz Electricite Holdings France, subject to defined conditions precedent.

Malaysia Exports of LNG from Sarawak by Malaysia LNG Sendirian Berhad (MLNG Satu, Group interest 15%) began in January 1983 to two Japanese customers. The contract delivery rate was increased to 7.6 million tonnes of LNG a year in 1993. The Group shareholding in the first venture, MLNG, reverted to Petronas in 2003 under a sale arrangement contained in the original joint venture agreement. Group companies continue to supply gas to MLNG Satu.

20 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Three additional liquefaction trains (Group interest 15%) came on-stream at the end of 1995 (MLNG Dua), doubling capacity to some 15.9 million tonnes a year, with customers in Japan, South Korea and Taiwan. Group companies operate fields supplying gas to MLNG Dua. Construction of a third expansion to the Bintulu facilities, the 7.4 million tonnes a year two-train MLNG Tiga (Group interest 15%), was essentially completed and started up in March 2003 but due to a fire in August 2003, production from the first of MLNG Tiga’s trains was suspended until March 2004.

Adjacent to the LNG facilities is a Gas to Liquids plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Group interest 71.8%). This plant converts approximately three million cubic metres a day of natural gas into some 12,500 barrels a day of high-quality middle distillates and other products using Shell-developed technology. First commercial production of middle distillates and solvents from the plant occurred during 1993 using feedstock from offshore gas fields. Following an incident in late 1997, the plant re-started successfully in mid 2000. The plant was de-bottle-necked during 2003, including the introduction of a new generation proprietary catalyst, which is expected to add approximately 20% additional capacity by 2005. A full range of liquid and wax products is being sold into specialty markets in Asia Pacific, the USA and Europe.

Nigeria A LNG plant owned by Nigeria LNG Limited (NLNG) (Group interest 25.6%) started up in October 1999. The plant currently produces some 9.6 million tonnes of LNG a year from three LNG trains for export under long-term contracts to customers in Europe. In the first quarter of 2002, the shareholders of NLNG committed to the “NLNG Plus” project, a further two-train expansion (Trains 4&5), to supply US and European markets. NLNG Plus will increase NLNG’s production capacity to approximately 17.6 million tonnes a year of LNG and 2.5 million tonnes a year of LPG by 2006. NLNG currently has operational control of 10 LNG vessels.

Oman The LNG plant owned by Oman LNG L.L.C. (Group interest 30%) commenced operations in April 2000. The annual capacity of the plant is some 6.6 million tonnes per annum. The majority of the LNG is sold to Korea and Japan on long-term contracts with remaining volumes sold to customers on short-term sales agreements.

Qatar In October 2003, Shell Qatar GTL Ltd (Group interest 100%) signed a Heads of Agreement with the State of Qatar for the construction of a 140,000 bbl/d Gas to Liquids plant in Ras Laffan, Qatar. FID is expected in 2006, with first sales in 2009.

Russia Shell Sakhalin Holdings B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. Phase 1 of the project has been successfully producing oil from the Vityaz Complex since July 1999, exporting 10.3 million barrels of oil in 2003. The final investment decision for Phase 2, which consists of a two-train LNG plant with 9.6 million tonnes a year, was announced on May 15, 2003. The first LNG cargo is scheduled to be delivered in the second half of 2007, and target markets for the LNG include the Asia Pacific and the west coast of North and Central America.

USA

During 2003, Gas & Power in the USA conducted business in the following areas: transportation of natural gas through offshore pipelines in the Gulf of Mexico, power equity investments, holding of LNG capacity rights in US import terminals, gas storage and trading activities in Texas, natural gas marketing and trading in the USA and Canada, power marketing and trading in the USA and Canada, long-term gas transportation contracts in Canada, and energy management services. Shell US Gas & Power (Group interest 100%) manages LNG import capacity rights at the Cove Point and Elba Island terminals, the offshore pipelines in the Gulf of Mexico, an equity position in Enterprise Product Partners L.P., and an equity position in Tenaska Gateway Partners Ltd. power plant in Texas. Additionally, during 2003 Shell US Gas & Power evaluated various options to expand its LNG import capabilities. In March 2004 Shell US Gas & Power LLC announced the proposed sale of its Gulf of Mexico natural gas pipeline business unit, Shell Gas Transmission LLC, and in April 2004 the sale subject to regulatory approval of its interest in the Tenaska Gateway Power plant was announced. The sales are part of the Group’s ongoing programme of portfolio rationalisation.

Other Western Hemisphere

Bolivia In 1997, a Group company acquired a 25% interest in Transredes Transporte De Hidrocarburos S.A. (Transredes), an oil and gas pipeline company in Bolivia with over 3,500 miles in total pipeline network. In 1999, gas exports to Brazil commenced through a pipeline owned by Gas Transboliviano S.A. (Bol), and interconnected to Transredes, and itself a Transredes subsidiary in which the Group has both direct and indirect interests totalling 29.75%.

Brazil In 1997, Group companies acquired a minority interest in Companhia De Gas De Sao Paulo (Comgas), a Brazilian natural gas distribution company in the state of São Paulo with a concession area that covers a region responsible for about a third of Brazil’s GDP. In 1999, a joint venture was formed with BG International that successfully bid for the final and controlling block of Comgas (current total Group interest is 18.2%).

In 1997 Group companies acquired a minority interest in Transportadora Brazileira Bolivia Brazil S.A.. (Br), interconnected to Gas Transboliviano S.A.. (Bol), constituting the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles in total pipeline network covering five Brazilian states (current total Group interest is 7%).

In 1998, an interest between 22% and 50% across four companies was acquired in an integrated pipelines and power station project in Cuiaba – western Brazil; the pipeline also crosses through eastern Bolivia. In 2000, Group companies, jointly with Prisma Energy

Royal Dutch/Shell Group of Companies  21

Royal Dutch/Shell Group of Companies – Business and Property

(formerly Enron), acquired the Transredes interests in the Cuiaba pipeline and power plant. In 2003 Group interest across all four companies constituting the Cuiaba project became 50%. The Cuiaba gas-fired power plant (480MW) became commercially operational in 2002.

Mexico Shell won a tender to deliver gas through a receiving terminal at Altamira, now under construction, to CFE (state power company). Group interest is 75% after a 25% equity interest was sold to Total S.A. The terminal is located in the port of Altamira, Tamaulipas, on Mexico’s Gulf coast. The facility is expected to start operations in the second half of 2006 supplying up to 5 billion cubic meters per annum of natural gas for 15 years from the new LNG re-gasification terminal under the tender contract, ramping up from an initial 3 billion cubic metres per annum.

Shell also announced a joint project (Group interest 50%), which plans to construct a LNG receiving terminal at Baja, California to supply Mexico and the USA.

Venezuela In 2002, a Group company signed a Framing Agreement (June) and a Preliminary Development Agreement (November) covering a 30% interest in the Mariscal Sucre LNG scheme.

LNG Supply and Shipping

Two operations, Shell Western LNG (SWLNG) and Shell Eastern LNG (SELNG) have been established to secure supplies for downstream markets that Shell is developing. SWLNG sources LNG in the West and supplies Shell’s outlets in the Atlantic Basin (currently Spain and the USA), while SELNG sources supplies in the East, and may eventually supply Shell’s terminal in India, and other potential outlets in the region including Taiwan and China. These operations will primarily use ships, currently a fleet totalling six, which have been acquired or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd and SWLNG.

InterGen

InterGen, an associated company (Group interest 68%) is a major international operator and developer of power plants. InterGen brought six new facilities in the USA, Mexico, Turkey and Australia into operation in 2003 and completed the sale of their minority interest in one Mexican facility and sold part of their interest in the Turkey projects. Overall the total generating capacity in operation at year end was 10.5 Gigawatt (GW) (InterGen net equity interest). At the end of December 2003, the company had interests in two power stations under construction, one in the Netherlands and one in the UK, totalling 1.7GW (InterGen net equity interest) capacity. In early 2004 InterGen diluted its interests in its Australian assets and sold a project under development in the USA.

3 Oil Products

(a) Overview
Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers.

At the end of 2003, the Group had an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services.

The Oil Products business operates the world’s largest single branded retail network, serving some 25 million retail customers a day through over 50,000 service stations. In addition, the Oil Products business serves industrial and commercial customers; from small family-run businesses through to multinational companies. Lubricants, fuels and other speciality products are supplied to industrial sectors as diverse as mining, automotive manufacturing, food processing and steel-making. Underpinning Shell’s marketing strength is the Shell brand. The Shell brand is one of the most trusted and reputable in the world. The Shell Global Brand tracker is run annually, measuring in a structured and objective way the health of the Shell brand across the world, and enables Shell companies to assess their competitive strength and brand appeal. The latest study confirmed Shell’s global lead in terms of Brand Preference – it was the most preferred brand in 30 of the 49 markets covered. The reach of the brand – with a Shell presence in over 140 countries and territories – provides the opportunity to combine the operational and cost benefits of global operations with a strong brand affiliation.

Group companies continue to be leaders in automotive fuel performance and quality. The range of innovative products and services offered to customers has been further expanded, drawing upon extensive research and development. The differentiated fuels programme has now been launched in some 50 countries. We continue to introduce products such as low-sulphur, diesel, lead replacement fuel and LPG which have reduced the impact on our environment.

Oil Products actively manages the health and safety risk of its operations and products for staff, contractors, customers and neighbours; all Oil Products business activities are covered by structured HSE management systems.

USA

Oil Product activities in the USA are carried out through various Shell Oil Company subsidiaries.

In early 2002, Shell Oil Company acquired the 44% Texaco Inc. interest in Equilon Enterprises LLC, which is now operating as Shell Oil Products US. At the same time Shell Oil Company and Saudi Refining, Inc. acquired Texaco’s interest in Motiva Enterprises LLC,

22 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

making each company a 50% owner of that business. Shell Oil Company also holds a 50% interest in the Deer Park Refining Limited Partnership, which is a joint venture between Shell Oil Company and a subsidiary of Mexico’s national oil company Petroleos Mexicanos Pemex.

Together, Shell Oil Products US and Motiva hold a significant position in the US refined products industry, with a market-leading 13% share of US gasoline sales. At the end of 2003, the two companies together with Deer Park Refining Limited Partnership operated nine refineries with a combined capacity of approximately 1.7 million barrels per day.

Shell Oil Products US and Motiva both market petroleum and other products directly and through independent wholesalers and retailers and have the exclusive rights to use the “Shell” brand on refined oil product sales in those areas of the USA where each company is authorised to conduct its respective business. In addition, Shell Oil Products US and Motiva have the exclusive rights to use the “Texaco” brand on refined oil product sales in their respective areas through June 2004, and non-exclusive rights through June 2006. Shell Oil Products US and Motiva plan to reduce the number of service stations in the overall network by around 30%, to some 15,000 sites. Through quarter four 2003, some 45% of the site rationalisation programme was complete. Furthermore, a programme is underway to re-brand Texaco branded sites to the Shell brand, which will be largely completed by end-2004. Through quarter four 2003, over 4,200 sites had been rebranded from Texaco to the Shell brand.

The purchase of Pennzoil-Quaker State Company (PQS) was completed in October 2002 after regulatory clearance. The transaction had a total equity value of $1.9 billion and debt of $1.3 billion. This acquisition has made the Group a leader in both passenger car motor oil and diesel engine oil in the USA and aligns with the Group’s strategy to establish a leadership position in the global lubricants market. The PQS acquisition marked the start of a period during which there were a series of lubricants portfolio changes. Some of the more significant portfolio changes included divestment of Shell’s interest of the Excel Paralubes plant in Lake Charles, Louisiana to Flint Hills Resources on July 31, 2003 (a FTC-mandated requirement of the PQS acquisition); closing of the Deer Park, Texas and Martinez, California base oil manufacturing plants; and rationalising 7 of 16 lube oil blend plants.

In November 2003, Shell Oil Products US announced the planned closure of its Bakersfield, California refinery. Additionally, several non-strategic onshore crude pipeline systems have been either closed, sold, or announced for sale, during 2003. These include the Michigan gathering system sale completed in December; the Poplar/Butte/Baker Gathering/Powder River/Little Missouri sale completed in December; the Cushing Ozark/Woodpat/Osage sale closed in quarter one 2004; and the Capline/Capwood sale also closed in quarter one 2004. Finally, a group of five western state products terminals were packaged and sold to Kinder Morgan in October (Mission Valley and Rialto, California; Phoenix and Tucson, Arizona; and Reno, Nevada).

In May 2004, Shell Oil Products US announced that Motiva Enterprises LLC had completed the sale of Motiva’s Delaware City Refinery to The Premcor Refining Group Inc.

Canada

Shell Canada (78% Shell share) owns refineries in Alberta, Ontario and Quebec, with a total refinery capacity of 0.3 million barrels per day and a network of some 1,800 service stations. Under a joint venture agreement, Shell Canada holds a 60% interest in the Athabasca Oil Sands Project in Northern Alberta. This includes the Muskeg River Mine and the Scotford Upgrader. Bitumen production started late in 2002, with synthetic crude oil production following in first quarter 2003. Most synthetic crude feedstock from the Scotford Upgrader is processed at the Scotford refinery.

Europe

Shell Europe Oil Products has a presence in 34 countries. The Group has a majority interest in 11 refineries with a total capacity of 1.6 million barrels per day and lesser interests in another eight refineries with a capacity of 1.1 million barrels per day (Shell share 0.3 million barrels per day). There are a total of some 11,700 service stations. The Group company entered into a refining and marketing joint venture (50:50) with RWE-DEA in Germany, the largest oil products market in Europe in January 2002 and took ownership of 100% of the venture in July 2002 for a cash consideration of $1.3 billion which was paid in July 2003.

The sale and purchase agreements for the acquisition of 70 retail sites in Hungary, 33 sites in the Czech Republic and seven motorway sites in France from Total were announced in quarter one. In exchange, Total will purchase 133 retail sites in Germany. The divestment of some 5% of retail volumes required by the German Cartel Office, following the formation of Shell and DEA Oil, has now been completed.

The Group also announced in quarter one 2003, its intention to seek buyers for the shares in AB Svenska Shell, a 100% owned subsidiary. It is expected that the sale will be completed during 2004. It is the intention to retain the lubricants, LPG and Marine products businesses in Sweden.

An expansion of the retail alliance with Sainsbury’s Supermarkets Ltd in the UK was announced in quarter two. The expansion will involve up to 100 retail sites over the coming two to three years – Shell will exclusively supply the fuel products.

Royal Dutch/Shell Group of Companies  23

Royal Dutch/Shell Group of Companies – Business and Property

Furthermore in quarter two, the Group sold its 20.69% interest in Skeljungur in Iceland, where retail operations will continue under the Shell Brand. Shell Hydrogen’s involvement in the pilot retail hydrogen site in Iceland is unaffected by this development.

Middle East and Asia Pacific

Shell Oil Products East, encompasses 37 countries. At the end of 2003 the Group had a majority interest in six refineries with a refinery capacity of some 1.0 million barrels per day, with lesser interests in another eight refineries with total capacity at the end of 2003 of 1.0 million barrels per day (Group share 0.3 million barrels per day). There are a total of some 10,000 service stations in retail markets.

A new retail alliance with Coles Myer Ltd in Australia was announced in May, with Coles Myer becoming the operator of the Shell-Branded retail network – Shell will exclusively supply fuel and lubricants products. The alliance commenced in July, and in March 2004 Shell Australia announced that the rollout of more than 590 service stations had been completed, well ahead of the mid-2004 schedule originally envisaged.

Africa

The Group has a presence in 37 countries. As at the end of 2003 the Group has a 50% interest in the Durban refinery in South Africa with a refinery capacity of some 0.2 million barrels per day and lesser interests in another five refineries with a total capacity at the end of 2003 of 0.2 million barrels per day. There are a total of some 2,700 service stations in retail markets.

The sale of a 25% interest in Shell’s marketing businesses in South Africa to Thebe Investment Corporation was completed in the first quarter 2002. This sale is a positive response to the South African Government’s Black Economic Empowerment initiative.

South and Central America

The Group has a presence in 35 countries. At the end of 2003 the Group has a 100% interest in the Buenos Aires refinery in Argentina with a capacity of 0.1 million barrels per day and lesser interest in another three refineries with a total combined capacity at the end of 2003 of 0.1 million barrels per day. There are a total of some 6,000 service stations in retail markets and 10,000 commercial customers. In quarter one 2004 the Group announced plans to restructure operations in Venezuela which will include transferring its role as wholesaler to local entrepreneurs during 2004. In Lubricants, good progress has been made integrating the PQS business. PQS activities in Latin America comprise 15 countries, for which integration is either completed or in final commercial/operational integration phase. A new Latin America organisation structure was put in place and started operations in January 2003. The main emphasis of the new structure is the class of business focus, cost reduction and harmonisation of business processes.

Global Businesses

The Group manages its Aviation, Marine Products, LPG, Global Solutions and, from January 1, 2004, Lubricants businesses on a global basis. This global approach has allowed the Group to better meet the needs of its global customers, share best practices and common processes, drive for lower cost structures and supply chain optimisation.

Shell Aviation is a world leader in the marketing of aviation fuels and lubricants and in the operation of airport fuelling. Every day at over 1,100 airports in 90 countries, Shell Aviation fuels some 20,000 aircraft and supply over 21 million gallons (80 million litres) of fuel. In 2003 Shell Aviation was voted best ‘Jet Fuel Marketer’ in the Armbrust Survey for Africa-MESA and Asia-Pacific and second best globally. Shell has won the coveted Armbrust Aviation award three times in the last six years.

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

Shell Gas LPG markets LPG to around 40 million customers in over 55 countries and territories, supplying LPG for domestic purposes (heating, cooking etc), commercial (restaurants), agriculture and industry. In some markets LPG is becoming increasingly popular as an automotive fuel. Typically LPG is distributed in cylinders and small/large bulk tanks. During 2003 Shell Gas LPG completed the acquisition of Great Lakes Energy Services and Cherryland Propane in the USA. LPG activities in Brazil, Senegal, Haiti and New Caledonia were divested, as well as non-automotive activities in Italy.

Global Lubricants In January 2004, Shell Lubricants formally launched as the newest globally managed business within the Oil Products portfolio. The globalisation of our lubricants business means the Group is better placed to offer increased value to customers through the benefits of global reach and local knowledge. Operating in more than 120 countries with an extensive network of base oils and lubricants blending plants, the business produces a range of high quality lubricants for use in garages and workshops, commercial road transport, manufacturing, mining, agriculture, shipping and aviation. Products range from the light, food-quality formulations used in soft-drink canning plants to the thick, industrial greases that protect the massive roller bearings in steel mills.

24 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

The acquisition of PQS makes Shell a leader in both the US and global lubricants markets and creates a powerful portfolio of trusted products and brands. The PQS Jiffy Lube format further extends Shell’s lubricants portfolio, providing vehicle maintenance services to some 30 million customers each year.

Shell Global Solutions brings the Group’s technology and technical experience to market by providing industry and other Group companies with innovative solutions to improve their performance.

Shell Global Solutions has an extensive network of offices around the world, with primary commercial centres now operating in the USA, Europe and the Far-East. The business has shown steady growth in revenues over the last 4-5 years. Shell Global Solutions as the Technical Adviser to the Group’s gas and LNG business, providing technologies, project management and asset performance improvement consultancy, benefited from positive decisions to move ahead in the Sakhalin LNG Venture and in a first world-scale Gas to Liquids venture in Qatar.

Refininga

Cost of crude oil processed or consumed	$ per barrel

(including upstream margin on crude supplied by Group and associated exploration and production companies)
	2003	2002	2001	2000	1999

	26.75	24.35	23.56	27.50	17.58

Operable crude oil distillation capacity[b]	thousand barrels/calendar day[c]

	2003	2002	2001	2000	1999

Europe	1,808	1,809	1,400	1,395	1,546
Other Eastern Hemisphere	1,072	1,108	1,155	1,099	1,073
USA	1,073	1,075	689	222	222
Other Western Hemisphere	361	395	398	372	371

	4,314	4,387	3,642	3,088	3,212

Crude oil processed[d]			thousand barrels/stream day

	2003	2002	2001	2000	1999

Europe	1,712	1,701	1,309	1,337	1,531
Other Eastern Hemisphere	916	870	933	899	918
USA	974	996	624	196	188
Other Western Hemisphere	347	314	361	355	352

	3,949	3,881	3,227	2,787	2,989

Group share of associated companies	515	473	480	1,117	1,139

Crude oil distillation unit intake as percentage

of operable capacity[e]			%

	2003	2002	2001	2000	1999

Europe	96	94	95	97	99
Other Eastern Hemisphere	89	84	90	85	90
USA	89	91	91	88	86
Other Western Hemisphere	90	86	91	98	97

Worldwide	92	90	92	92	95

Refinery processing intake[f]			thousand barrels/stream day

	2003	2002	2001	2000	1999

Crude oil	3,949	3,881	3,227	2,787	2,989
Feedstocks	218	203	173	136	148

	4,167	4,084	3,400	2,923	3,137

Europe	1,776	1,761	1,358	1,394	1,602
Other Eastern Hemisphere	956	941	1,018	971	983
USA	1,079	1,064	663	198	192
Other Western Hemisphere	356	318	361	360	360

	4,167	4,084	3,400	2,923	3,137

million tonnes a year

Metric equivalent	204	201	166	147	157

Royal Dutch/Shell Group of Companies  25

Royal Dutch/Shell Group of Companies – Business and Property

Refinery processing outturn[g]			thousand barrels/stream day

	2003	2002	2001	2000	1999

Gasolines	1,575	1,537	1,242	957	1,021
Kerosines	418	400	369	320	368
Gas/Diesel oils	1,312	1,287	1,068	974	1,035
Fuel oil	378	355	339	316	361
Other products	550	546	417	350	283

	4,233	4,125	3,435	2,917	3,068

Group share of Equilon and Motiva volumes
(not included above)	thousand barrels/stream day

	2000	1999

Refinery processing intake	656	797

a	For 1999 and 2000 Equilon (now Shell Oil Products US) and Motiva were reported as Associated companies. The Group share of refinery processing intake of Equilon and Motiva was reported separately. The basis of reporting from 2002 has been changed to reflect only those activities relating to the Oil Products business; previously the volumes of the Mobile refinery in Alabama, a refinery owned by Chemicals, was included within the US volumes. The 2001 figures have been restated on a similar basis. Furthermore, from 2002 the US reported volumes include 100% of Shell Oil Products US and 50% of Motiva; the 2001 figures have been restated in accordance with the ownership interests prevailing at that time.

b	Group average operating capacity for the year and excluding mothballed capacity.

c	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

d	Including natural gas liquids; includes processing for others and excludes processing by others.

e	Including crude oil and feedstocks processed in crude oil distillation units, and based on calendar-day capacities.

f	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

g	Excluding “own use” and products acquired for blending purposes.

26 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Oil salesa,b,c

Product volumes[d]	thousand barrels/day

	2003	2002	2001	2000	1999

Europe
Gasolines	616	647	531	510	506
Kerosines	194	190	164	178	192
Gas/Diesel oils	936	950	776	718	747
Fuel oil	184	177	174	192	186
Other products	207	209	207	212	199

	2,137	2,173	1,852	1,810	1,830

Other Eastern Hemisphere
Gasolines	315	332	328	334	344
Kerosines	166	142	132	124	131
Gas/Diesel oils	489	476	460	452	437
Fuel oil	180	188	200	203	220
Other products	138	149	138	138	130

	1,288	1,287	1,258	1,251	1,262

USA
Gasolines	1,343	1,239	737	189	185
Kerosines	212	221	138	31	31
Gas/Diesel oils	430	401	266	82	74
Fuel oil	189	105	65	17	25
Other products	218	173	111	114	71

	2,392	2,139	1,317	433	386

Other Western Hemisphere
Gasolines	296	317	315	306	321
Kerosines	72	74	80	81	85
Gas/Diesel oils	243	246	252	275	277
Fuel oil	86	92	100	107	104
Other products	52	49	54	128	123

	749	778	801	897	910

Export sales
Gasolines	193	251	202	455	279
Kerosines	154	155	154	128	128
Gas/Diesel oils	213	222	194	204	222
Fuel oil	181	196	168	204	175
Other products	138	198	197	192	174

	879	1,022	915	1,183	978

Total product sales
Gasolines	2,763	2,786	2,113	1,794	1,635
Kerosines	798	782	668	542	567
Gas/Diesel oils	2,311	2,295	1,948	1,731	1,757
Fuel oil	820	758	707	723	710
Other products	753	778	707	784	697

	7,445	7,399	6,143	5,574	5,366

Sales by product as percentage of total
product sales					%

	2003	2002	2001	2000	1999

Gasolines	37.1	37.7	34.4	32.2	30.5
Kerosines	10.7	10.6	10.9	9.7	10.6
Gas/Diesel oils	31.1	31.0	31.7	31.0	32.7
Fuel oil	11.0	10.2	11.5	13.0	13.2
Other products	10.1	10.5	11.5	14.1	13.0

	100.0	100.0	100.0	100.0	100.0

a	For 1999 and 2000 the sales volumes include the Group share of Equilon (now Shell Oil Products US) and Motiva volumes.

b	From 2001 the basis of reporting reflect only those activities which relate to the Oil Products business; previously some volumes handled by other businesses were included. Reported volumes from 2001 in the USA include Shell Oil Products US and Motiva sales to third parties and are in accordance with the ownership interests prevailing at the time.

c	Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

d	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

Royal Dutch/Shell Group of Companies  27

Royal Dutch/Shell Group of Companies – Business and Property

Total oil sales volumes[a]				thousand barrels/day

Oil products by geographical area
	2003	2002	2001	2000	1999

Europe
Germany	785	789	454	421	369
France	313	299	306	294	310
UK and Republic of Ireland	283	317	319	263	286
Netherlands	180	191	204	213	231
Others	576	577	569	619	634

	2,137	2,173	1,852	1,810	1,830

Other Eastern Hemisphere
Australia	190	194	203	207	198
Others	1,098	1,093	1,055	1,044	1,064

	1,288	1,287	1,258	1,251	1,262

USA	2,392	2,139	1,317	433	386

Other Western Hemisphere
Canada	276	263	267	346	346
Brazil	168	191	203	216	232
Others	305	324	331	335	332

	749	778	801	897	910

Export sales	879	1,022	915	1,183	978

Total oil products	7,445	7,399	6,143	5,574	5,366
Crude oil	4,769	5,025	4,461	3,279	3,637

Total oil sales	12,214	12,424	10,604	8,853	9,003

million tonnes a year

Metric equivalent	611	621	530	444	450

Group share of Equilon and Motiva volumes
(not included above)	thousand barrels/day

	2000	1999

Total oil products sales	1,508	1,429

a	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

Net product proceeds	$ million

by product	2003	2002	2001	2000	1999

Gasolines	44,830	38,861	30,455	27,046	18,594
Kerosines	10,826	9,170	8,710	7,877	5,300
Gas/ Diesel oils	35,344	28,077	25,735	25,211	16,985
Fuel oil	8,424	6,591	5,900	6,752	4,309
Other products	13,834	11,420	9,845	10,470	8,243

Total oil products	113,258	94,119	80,645	77,356	53,431

by geographical area

Europe	35,618	30,228	25,077	26,189	18,648
Other Eastern Hemisphere	19,957	16,801	17,371	18,278	13,254
USA	34,533	26,200	17,199	5,068	3,202
Other Western Hemisphere	12,751	10,836	12,118	14,226	11,300
Export sales	10,399	10,054	8,880	13,595	7,027

Total oil products	113,258	94,119	80,645	77,356	53,431

Average net product proceeds				$ per barrel

by product	2003	2002	2001	2000	1999

Gasolines	44.46	38.22	39.50	41.20	31.16
Kerosines	37.18	32.12	35.70	39.69	25.61
Gas/Diesel oils	41.90	33.52	36.19	39.79	26.49
Fuel oil	28.14	23.82	22.85	25.52	16.62
Other products	50.30	40.21	38.14	36.51	32.38

Total oil products	41.68	34.85	35.96	37.92	27.28

by geographical area

Europe	45.67	38.11	37.09	39.52	27.92
Other Eastern Hemisphere	42.45	35.77	37.83	39.93	28.78
USA	39.56	33.55	35.78	31.98	22.70
Other Western Hemisphere	46.64	38.18	41.47	43.34	34.00
Export sales	32.41	26.95	26.59	31.40	19.69

Total oil products	41.68	34.85	35.96	37.92	27.28

28 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

(b) Trading

To increase efficiencies and decrease costs, Shell Trading Gas & Power and Shell Trading (US) companies further restructured their operations in 2003. The businesses also co-located to a single Houston facility and reduced headcount by more than 20%.

(c) Shipping

During 2003, one new LNG carrier with a capacity of 140,648 cubic metres was acquired to meet the growing demand for LNG shipping. One 14,848 deadweight tonne oil product carrier was acquired and three large range oil tankers were sold to third parties for further trading.

Oil tankers[a] (at December 31)	number of ships					million deadweight tonnes

Owned/demise-hired	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

VLCCs (very large crude carriers over 160,000 dwt)	7	7	7	8	9	2.1	2.1	2.1	2.3	2.6
Large range (45,000 to 160,000 dwt)	13	16	16	16	17	0.9	1.3	1.3	1.3	1.4
Medium range (25,000 to 45,000 dwt)	5	5	6	5	7	0.2	0.2	0.2	0.1	0.2
General purpose (10,000 to 25,000 dwt)/Specialist)	3	2	2	1	1	0.1	0.1	0.1	0.1	0.1

	28	30	31	30	34	3.3	3.7	3.7	3.8	4.3

Time-chartered
VLCCs (very large crude carriers over 160,000 dwt)	1	1	–	–	–	0.3	0.3	–	–	–
Large range (45,000 to 160,000 dwt)	15	18	17	9	9	1.3	1.5	1.5	0.7	0.8
Medium range (25,000 to 45,000 dwt)	13	15	7	8	7	0.5	0.6	0.3	0.3	0.3
General purpose (10,000 to 25,000 dwt)/Specialist)	10	6	7	1	1	0.2	0.1	0.1	0.1	0.1

	39	40	31	18	17	2.3	2.5	1.9	1.1	1.2

Total oil tankers	67	70	62	48	51	5.6	6.2	5.6	4.9	5.5

Gas carriers[a] (at December 31)	number of ships					thousand cubic metres

	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999

Owned/demise-hired (LNG)	5	4	2	–	–	662	522	253	–	–
Time-chartered (LNG)	–	–	–	2	2	–	–	–	253	253
Owned/demise-hired (LPG)	1	1	1	1	1	59	59	59	59	59
Time-chartered (LPG)	2	3	2	2	2	136	145	113	155	157

Total gas carriers	8	8	5	5	5	857	726	425	467	469

Owned/demise-hired under construction or on order (LNG)	1	2	4	–	–	135	277	556	–	–

a	Excluding ships of less than 10,000 dwt.

4 Chemicals

Our Chemicals business produces and sells petrochemicals including polyolefins to industrial customers globally. Chemicals’ products are widely used in plastics, coatings and detergents, which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.

Group companies currently produce a number of base chemicals and petrochemicals. They are major suppliers of base chemicals such as lower olefins and aromatics, and 1st line derivatives such as styrene monomer, propylene oxide, solvents, detergent intermediates and ethylene oxide.

The Chemicals portfolio also includes the CRI International Group and several ventures including Basell NV, Infineum International Ltd., Saudi Petrochemical Company (SADAF), and CNOOC and Shell Petrochemicals Company Ltd. (CSPCL). The CRI International Group (CRII) consists of wholly owned Group companies, as well as 50:50 jointly owned companies, and is a major producer in the refinery, petrochemical, and environmental catalyst markets. In 2004, CRI International Inc. a wholly-owned Shell Oil subsidiary, plans to sell or initiate closure of two services businesses, its spent catalyst metals reclamation business and its catalyst regeneration business. Basell, a 50:50 joint venture between Group companies and BASF, produces and markets polypropylene, polyethylene, advanced polyolefin materials and polyolefin catalysts, and also develops and licenses technology for polyolefin processes. Including its own joint ventures, Basell has manufacturing operations in 19 countries and its products are sold in more than 120 countries. Infineum, a 50:50 joint venture between Group companies and ExxonMobil with manufacturing locations in 11 countries, formulates, manufactures and markets high-quality fuel, lubricants, and specialty additives and components. SADAF, a 50:50 manufacturing joint venture between Group companies and Saudi Basic Industries Corporation (SABIC) produces base and intermediate chemicals for global markets. CSPCL, a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd. (CPIL) will produce a range of petrochemicals, primarily for the Chinese market. Construction of the $4.3 billion Nanhai petrochemicals complex in southern China commenced in 2003.

At December 31, 2003, Group companies had major interests in chemical manufacturing plants, as described below and on the following pages.

Royal Dutch/Shell Group of Companies  29

Royal Dutch/Shell Group of Companies – Business and Property

Sales

Net proceeds by main product category[a]					$ million

	2003	2002	2001	2000	1999

Base chemicals	7,447	4,895	4,495	5,017	3,025
First-line derivatives	7,189	5,869	5,502	5,667	4,020
Other	550	726	619	4,521	5,841

	15,186	11,490	10,616	15,205	12,886

Net proceeds by geographical area[a]				$ million

	2003	2002	2001	2000	1999

Europe	5,731	4,086	3,721	5,657	5,365
Other Eastern Hemisphere	3,106	2,192	1,659	1,921	1,621
USA	5,597	4,710	4,950	7,095	5,327
Other Western Hemisphere	752	502	286	532	573

	15,186	11,490	10,616	15,205	12,886

Sales volumes by main product category[b]				thousand tonnes

	2003	2002	2001	2000	1999

Base chemicals	13,165	10,031	8,760	7,909	7,295
First-line derivatives	9,779	9,565	8,849	8,219	6,605
Other	164	1,767	1,269	4,160	7,006

	23,108	21,393	18,878	20,288	20,906

Ethylene capacity[c] Group and associated companies

	2003	2002	2001	2000	1999

Nominal capacity (thousand tonnes/year)	6,203	6,023	5,586	5,215	5,116
Utilisation (%)	90	92	87	94	94

a	Excluding proceeds from chemical feedstock trading.

b	Excluding volumes from chemical feedstock trading and non-chemical by-products.

c	Data includes Group share of capacity entitlement (offtake rights) that may be different from nominal Group equity interest. Prior year data has been stated on the same basis.

Europe

Belgium CRI Catalyst Co Belgium N.V. (Group interest 100%) manufactures catalysts at its Ghent, Belgium facility. Bayer-Shell Isocyanates N.V. (BSI), a 50:50 joint venture located in Antwerp, ceased operations in June 2003. BSI produced toluene diisocyanate and diphenyl methane diisocyanate.

Luxembourg Catalyst Recovery Europe S.A. (Group interest 100%), from its plant in Rodange, Luxembourg, provides regeneration, presulfurizing and length and density grading services to the petroleum refining and chemical industries in Europe, Former Soviet Union, Middle East and Africa. Divestment of this site is planned to take place before the end of 2004.

France At Berre l’Etang, Shell Pétrochimie Méditerranée S.A.S. (SPM) (Group interest 100%), owns and operates a refinery as well as petrochemicals units, manufacturing oil products, aromatics, butadiene, solvents, and diisobutylene. The production of cyclo-octadiene/cyclododecatriene ceased in December 2003. SPM also operates additives units on behalf of Infineum France S.A.S. (a 50:50 joint venture between Group companies and ExxonMobil), polypropylene and polyethylene units on behalf of Basell entities, an ethylene/propylene cracker on behalf of Société du Craqueur de l’Aubette S.N.C. (a 50:50 joint venture between SPM and Basell Production France S.A.), and several polymer units on behalf of third party companies. Basell also manufactures low-density polyethylene at Fos sur Mer.

Germany Shell Deutschland Oil GmbH (SDO) (Group interest 100%) operates manufacturing plants in Harburg (hydrocarbon solvents), Godorf (benzene, toluene), Wesseling (ethylene, propylene, benzene, toluene, xylenes, methanol), and Heide (ethylene, propylene, benzene, toluene, xylenes, hydrocarbon solvents and chemical solvents). By virtue of SDO’s shareholding (32.25%) in the relevant operating company, SCE is entitled to a proportion of the production of propylene and methyl tertiary butyl ether from plants in Karlsruhe. By reason of a similar shareholding in a company in Schwedt, (SDO interest 37.5%) SCE receives propylene, benzene, toluene, and xylenes. Kataleuna GmbH Catalysts, a CRII company, manufactures catalyst at its Leuna, Germany plant.

Netherlands Shell Nederland Chemie BV (SNC) (Group interest 100%) manufactures solvents, methyl tertiary butyl ether, brake fluids, glycol ethers and urethanes (polyols) at the Pernis facility, and operates a polypropylene plant owned by Basell.

SNC manufactures lower olefins, benzene, ethyl benzene, ethylene oxide, and styrene monomer/propylene oxide (SM/PO) at the Moerdijk facility and operates a SM/ PO plant owned by Ellba CV, a 50:50 joint venture between Group companies and BASF. Using the Group’s “SMPO process”, Ellba simultaneously produces styrene monomer, primarily used in the production of polystyrene, and propylene oxide, a chemical building block in a series of products from industrial foams to surfactants, solvents, additives and lubricants. In June 2003, a new 50,000 tonnes per year polymer polyols plant came on stream at Pernis, anticipated to make SNC a major producer of flexible polymer polyols once the plant reaches full production capacity.

30 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

Shell Chemicals Europe B.V. (SCE), which started its activities during November 2002, is responsible for all chemicals sales contracts, supply chain management, and procurement of feedstocks and process chemicals across Western Europe other than in respect of joint ventures in which Group companies have an interest. This structure was designed to improve speed, efficiency and overall ease of doing business for customers and suppliers.

United Kingdom Shell U.K. Ltd. operates the plants of Shell Chemicals U.K. Ltd. (SCUK) (both Group interest 100%) at Stanlow, which produce propylene, benzene, toluene, and higher olefins and derivatives. The isopropyl alcohol plant was closed in December 2003. In Carrington, Basell manufactures polypropylene and low-density polyethylene, and operates SCUK’s plants to produce derivatives from ethylene oxide and propylene oxide. SCUK also owns NEODOL ethoxylates assets operated by ICI Chemicals&Polymers Ltd. at Wilton. SCE has indirect rights to an ethylene oxide supply from Dow’s Wilton facility. At Fife in Scotland, ExxonMobil operates an ethylene plant in which, under a processing rights agreement, SCUK is entitled to 50% of the output.

Other Eastern Hemisphere

Australia Basell produces polypropylene at plants in Clyde and Geelong, and operates a propylene splitting unit at Clyde.

China CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) is a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders include China National Offshore Oil Corporation (CNOOC) (90%) and the Guangdong Investment & Development Company (10%). CSPCL will produce a range of petrochemicals, including ethylene, propylene, styrene monomer, propylene oxide, mono-ethylene glycol, polypropylene, high-density polyethylene, low-density polyethylene, and butadiene. When it comes on stream in late 2005, the complex will produce 2.3 million tonnes per annum of petrochemical products. CNOOC and Shell Petrochemicals Marketing Company Ltd. (CSPMCL), also a 50:50 joint venture between Group companies and CPIL, coordinate pre-marketing services until CSPCL begins operations.

Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC), owns and operates a one million tonnes a year ethylene cracker and downstream plants capable of producing 3.6 million tonnes a year of crude industrial ethanol, ethylene dichloride, caustic soda, styrene, and methyl tertiary butyl ether. The marketing arms of both partners handle local and international marketing of SADAF products. The Group’s marketing effort is co-coordinated by Shell Trading (M.E.) Private Ltd. (Group interest 100%) located in Dubai, United Arab Emirates.

Singapore Group companies own a 50% and 30% equity interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of one million tonnes a year of ethylene and 500,000 tonnes a year of propylene. Ethylene Glycols (Singapore) Pte. Ltd. (Group interest 70%) owns and operates an ethylene oxide/glycols plant. Seraya Chemicals (Singapore) Pte. Ltd. (SCSL) (Group interest 100%) owns and operates a SM/PO plant and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between the Group and BASF.

USA

Shell Chemical LP (SCLP) has manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Manufactured chemical products include lower olefins, aromatics, phenol, solvents, ethylene oxide/glycols, higher olefins and their derivatives, propanediol, styrene monomer, propylene oxide, additives, and catalysts. These chemical products are used in many consumer and industrial products and processes and are sold primarily to industrial markets in the United States.

Basell manufactures advanced polyolefins at Bayport, Texas; Jackson, Tennessee; and Lake Charles, Louisiana. Infineum has manufacturing facilities at Argo, Illinois; Baytown, Texas; Bayway, New Jersey and Belpre, Ohio. CRII catalyst manufacturing locations are at Martinez, Pittsburgh, and Azusa, in California; Lafayette, Louisiana; Michigan City, Indiana and Willow Island, West Virginia.

Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF Corporation (23%) and ATOFINA Petrochemicals, Inc. (15%) started production in the first quarter of 2004 at its 410,000 tonnes per year butadiene extraction facility in Port Arthur, Texas.

Other Western Hemisphere

Canada Shell Chemicals Canada Ltd. (SCCL) (Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol, and markets a broad range of petrochemicals. Manufacturing locations are at Scotford, Alberta, and Sarnia, Ontario.

PTT Poly Canada, Inc., a 50:50 joint venture between SCCL and SGF Chimie, a subsidiary of the Société Générale de Financement du Québec, built a world-scale polytrimethylene terephthalate plant near Montreal. The 95,000 tonnes per year plant is expected to start production in 2004. The Group markets PTT under the trademark CORTERRATM Polymers, with their main use in carpet and textile fibres.

Basell, a 50:50 joint venture between Group companies and BASF, operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd. Basell also owns and operates a polypropylene unit both at Varennes, Quebec, and at Sarnia.

Royal Dutch/Shell Group of Companies  31

Royal Dutch/Shell Group of Companies – Business and Property

Criterion Catalysts & Technologies Canada Inc, a CRI International company, manufactures catalyst at its Medicine Hat, Alberta plant.

Puerto Rico Shell Chemical Yabucoa Inc. (SCYI) (Group interest 100%) owns and operates a 77,000-barrel a day refinery producing feedstock for the Deer Park, TX and Norco, LA chemical plants. The facility also produces gasoline, diesel, jet fuel and residual fuels, which are primarily being used in Puerto Rico.

5 Renewables

Group companies also seek opportunities in other businesses aimed at enhancing longer-term prospects for growth and profitability. Shell Renewables is developing the Group’s options in renewable energy, focusing on two principle areas – solar and wind energy. The business manufactures and markets solar energy systems, and develops and operates wind parks.

Shell Solar moved into the top five global players with the acquisition of Siemens Solar in April 2002, and remained a leading player in 2003. The company manufactures solar photovoltaic products in Europe, the USA and Asia. Sales operations based in over 75 countries around the world provide customers with solar solutions to their energy requirements working through a network of distributors, dealers and Shell owned outlets. The main customer segments for the Shell Solar business are grid connected, industrial, rural and consumer markets.

Shell WindEnergy is focusing on developing and operating wind farms and selling green electricity, building on its strengths in project management, financing and engineering design. Business development activity is concentrated in Europe and North America. In 2003 the company developed two wind parks in the USA in Texas and Colorado, more than doubling its US capacity to 550MW. In addition the first commercial European asset was added through acquisition in Spain. Shell WindEnergy’s total capacity now amount to more than 650MW, making it one of the world’s 10 largest wind players.

6 Other activities

For information on Shell Consumer and Shell Hydrogen see page 58.

7 Research

Group research and development (R&D) programmes are carried out through a worldwide network of laboratories, with major efforts concentrated in the Netherlands, UK and USA; other laboratories are located in Belgium, Canada, France, Germany, Japan and Singapore. Group companies’ R&D expenses (including depreciation) for the years 1999 to 2003 are set out below:

Research and development expenditure				$ million

	2003	2002	2001	2000	1999

Total (including depreciation)	584	472	387	389	505

Exploration and Production

Shell’s R&D division is responsible for the research, development and application of integrated technology solutions for Group operating assets around the world. The division’s primary business objectives are: select, develop and implement technologies that enable the Group operating assets to successfully discover and produce greater levels of hydrocarbons; achieve continual improvement of cost-efficiency, increase operational safety and reduce environmental impact.

In-house capabilities are used in the research, development and application of proprietary E&P technologies in conjunction with service industry or academic capabilities where applicable.

Primary technology focus areas of the division are: enhanced sub-surface imaging, complex reservoir performance modelling, recovery of unconventional hydrocarbons, enhanced well construction, and smaller, more efficient production facilities both onshore and offshore including subsea.

Gas & Power

The focus of R&D has been on cost leadership and the creation of viable business opportunities through maintaining Shell’s competitive position in liquefied natural gas (LNG) technology, particularly LNG processing, safety, transport and storage. Recently the Floating LNG (FLNG) concept has been added to Shell technology portfolio. In spite of this more expensive liquefaction concept, the cost is offset by the elimination of the pipeline needed to deliver feed gas to shore-based plants in the commercialisation of remote gas resources. The Group is further developing its leading position in Gas to Liquids (GTL) conversion through R&D programmes aimed at improving catalysts and process technology to further reduce capital costs and improve process efficiency, leading to lower CO2 emissions. GTL product development is also an important focus of work. Group companies have a high international reputation in matters of safety and the environment, and are leading participants in the setting of safety standards for gas operations. Furthermore R&D efforts are focused on maintaining a leading edge with regard to sustainable development across the Gas & Power technology portfolio.

32 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies – Business and Property

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

Chemicals

R&D and other technical services continue to improve key products and technologies that provide Shell Chemicals with sustainable leadership positions in selected products. Improvements in manufacturing processes – achieved by means of increased feedstock flexibility, product yield, energy efficiency or plant throughput – are leading to lower production costs at existing facilities. Process intensification and manufacturing integration is resulting in lower unit investment costs. Market positions are being enhanced through the introduction of new product concepts, close technical links with important industrial customers, and the full integration of R&D into the business.

Royal Dutch/Shell Group of Companies  33

Royal Dutch/Shell Group of Companies – Business and Property

F Personnel

Employees by segment[a] (average numbers)				thousands

	2003	2002	2001	2000	1999

Exploration and Production	17	17	14	13	14
Gas & Power	2	2	2	2	1
Oil Products	82	75	58	58	57
Chemicals	9	9	9	14	18
Corporate and Other	9	8	7	8	9

	119	111	90	95	99

Employees by geographical area[a]
(average numbers)				thousands

	2003	2002	2001	2000	1999

Europe
Netherlands	11	11	10	10	9
UK	8	9	10	10	11
Others	27	26	18	21	22

	46	46	38	41	42
Other Eastern Hemisphere	28	27	24	24	25
USA	30	23	12	14	15
Other Western Hemisphere	15	15	16	16	17

	119	111	90	95	99

Employees by segment[a] (at December 31)				thousands

	2003	2002	2001	2000	1999

Exploration and Production	17	17	15	13	13
Gas & Power	2	2	2	2	1
Oil Products	82	80	58	58	56
Chemicals	9	9	9	10	17
Corporate and Other	9	8	7	7	9

	119	116	91	90	96

Employee emoluments				$ million

	2003	2002	2001	2000	1999

Remuneration	7,477	6,096	4,651	4,560	4,980
Social law taxes	660	518	395	390	467
Pensions and similar obligations	538	(201)	(580)	(577)	(10)

	8,675	6,413	4,466	4,373	5,437

a	Excludes employees of associated companies such as those in Brunei, Germany, Oman and USA. Includes 50% of the employees of Shell Expro in the UK and of NAM in the Netherlands and 30% of Shell Petroleum Development Nigeria.

34 Royal Dutch/Shell Group of Companies

Selected Financial Data

Royal Dutch (Netherlands GAAP)					per €0.56 ordinary share[a]

			2002	2001	2000	1999
	2003		As restated	As restated	As restated	As restated

Net assets – €	18.38		18.68	20.64	20.25	17.63
Total assets – €	18.39		18.69	20.65	20.26	17.63
Basic earnings – €[b]	3.20		2.97	3.32	3.94	2.27
Diluted earnings – €[b]	3.20		2.97	3.32	3.94	2.27
Dividends declared – €	1.76	[c]	1.72	1.66	1.59	1.51
Dividends – equivalent payment in dollars	2.06	[c]	1.80	1.50	1.40	1.47

a	Following the redenomination from guilders into euros in May 2002, the authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares, par value €0.56 each, and 1,500 priority shares, par value €448 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000 and 1999 were 2,144,296,352 ordinary shares and 1,500 priority shares, at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares, at the end of 2002 were 2,099,285,000 ordinary shares and 1,500 priority shares, and at the end of 2003 were 2,083,500,000 ordinary shares and 1,500 priority shares. The issued and paid-up share capital at the end of 2000 and 1999 was €1,216,979,748[b], at the end of 2001 was €1,206,969,043[b], at the end of 2002 was €1,176,271,600 and at the end of 2003 was €1,167,432,000.

b	The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The 2003 calculation uses a weighted-average number of 2,036,687,755 shares of (2002: 2,057,657,737 (2001: 2,095,731,261; 2000: 2,128,592,305; 1999: 2,132,712,920). The basic earnings per share number has been restated to exclude shares held by Group companies for stock options and other incentive compensation plans (see Note 22 to the Group Financial Statements). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, weighted-average number of shares is increased by 674,120 for 2003 (2002: 442,580; 2001: 1,124,897; 2000: 1,394,975; 1999: 987,827). These numbers relate to stock options schemes as mentioned above.

c	Includes interim dividend of €0.74 ($0.85) made payable in September 2003 and a second interim dividend of €1.02 ($1.21) made payable in May 2004. This will together constitute the total dividend for 2003, subject to finalisation by the General Meeting of Shareholders which is held prior to filing.

Shell Transport				per 25p Ordinary share[a]

			2002	2001	2000	1999
	2003		As restated	As restated	As restated	As restated

Net assets – pence	174.0		161.6	169.6	165.0	140.6
Total assets – pence	183.9		171.1	178.8	174.1	149.3
Adjusted basic earnings (pro forma) – pence[b]	31.2		26.6	29.5	35.5	21.5
Adjusted diluted earnings (pro forma) – pence[b]	31.2		26.6	29.5	35.4	21.4
Dividends declared – pence	15.75	[c]	15.25	14.80	14.60	13.50

a	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

b	Adjusted earnings includes Shell Transport’s share of earnings retained by companies of the Royal Dutch/Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport’s earnings per share is provided on page S2. The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted-average number of shares of 9,528,797,724 (2002: 9,608,614,760; 2001: 9,758,574,437; 2000: 9,882,388,055; 1999: 9,881,501,981). The basic earnings per share calculation has been restated to exclude shares held by Group companies for share options and other incentive compensation plans (see Note 22 to the Group Financial Statements). The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted-average number of shares is increased by 2,722,083 for 2003 (2002: 4,661,292; 2001: 12,602,362; 2000: 17,170,048; 1999: 28,844,995). These numbers relate to share option schemes as mentioned above.

c	Includes an interim dividend of 6.10p paid on September 17, 2003, and a second interim dividend of 9.65p paid on May 6, 2004. The directors do not propose to recommend any further distribution in respect of 2003.

The number of issued and paid up Ordinary shares, First Preference shares and Second Preference shares of Shell Transport at the end of 1999-2003 inclusive was:

Number of issued shares

	2002-2003	2001	1999-2000

Ordinary share	9,667,500,000	9,748,625,000	9,943,509,726
First Preference	2,000,000	2,000,000	2,000,000
Second Preference	10,000,000	10,000,000	10,000,000

The amount of issued and paid up share capital of Shell Transport at the end of 1999-2003 inclusive was:

Issued and paid up capital (£)

2002-2003	2001	1999-2000

2,428,875,000	2,449,156,250	2,497,877,432

Royal Dutch/Shell Group of Companies  35

Selected Financial Data

Shell Transport			per New York Share[a]

	2003	2002	2001	2000	1999

Dividends and tax credits – equivalent payment in dollars	1.62	1.44	1.29	1.24	1.31

a	One New York Share or American Depositary Receipt (ADR) = six 25p Ordinary shares.

Under the provisions of the UK/USA Double Taxation Conventions, US resident holders of American Depositary Receipts (New York Shares) receive a tax credit (currently 10/90 of the net dividend) concurrently with their dividend – less a deduction for UK withholding tax at 15% or the value of the tax credit, whichever is the lower. The tax credit was 1/4 of the net dividend for dividends paid in years prior to 1999. US portfolio shareholders are subject to tax on the gross dividend (net dividend plus tax credit) with credit for the UK withholding tax. The dividends paid in 1998 (1997 final and 1998 interim) were foreign income dividends and, as such, carried no tax credit and were not subject to withholding tax. Effective for dividends paid after March 31, 2003, under the new UK/USA Convention, there is no longer any deemed credit for UK withholding tax and the amount subject to taxation in the US is the actual amount of dividend paid.

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under Royal Dutch Petroleum Company – Articles of Association (page 73) and The “Shell” Transport and Trading Company, Public Limited Company – Memorandum and Articles of Association (page 84).

36 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch Petroleum Company (Netherlands GAAP)

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/Shell Group of Companies for the years 2003, 2002 and 2001 respectively amounts to €6,513 million, €6,093 million (as restated) and €6,930 million (as restated). The dividends distributed from Group companies to Royal Dutch for the years 2003, 2002 and 2001 were respectively €2,868 million (including dividends yet to be distributed), €3,317 million and €6,148 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2003 amounted to €6,520 million compared with €6,108 million for 2002 and €6,947 million for 2001.

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1 = €0.7928 at December 31, 2003). The amount thus obtained, which appears in the Balance Sheet on page R3, should be regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in the dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, between $1 = €0.9556 at December 31, 2002 and $1 = €0.7928 at December 31, 2003, led to a negative translation effect of €6,475 million, compared with a negative translation effect of €6,226 million in 2002. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 6 on pages R5 and R6. The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/Shell Group” and “Investment reserves”.

In May 2004 a second interim dividend of €1.02 was made payable on each of the shares outstanding (excluding shares acquired and held by the Company in its own capital). It was proposed to the General Meeting held on June 28, 2004 that the second interim dividend and the interim dividend of €0.74 made payable in September 2003 together constitute the total dividend for 2003 of €1.76 on each of the said shares (compared with €1.72 and €1.66 per ordinary share for the years 2002 and 2001, respectively).

As further described in Note 2 to the Financial Statements, the Group Financial Statements have been restated for certain periods.

The Discussion and Analysis of Financial Condition and Results of Operations of the Royal Dutch/Shell Group of Companies is an integral part of the Discussion and Analysis of Financial Condition and Results of Operations for Royal Dutch Petroleum Company.

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

Share buyback and cancellation of shares

The General Meeting of Shareholders held on April 23, 2003, adopted a proposal to reduce the Company’s issued share capital by €8,839,600 by cancellation of 15,785,000 ordinary shares which the Company had acquired between the General Meeting of May 16, 2002, and the General Meeting held on April 23, 2003, under the share buyback programme that took effect in February 2001. This cancellation was effected on July 24, 2003.

The General Meeting of Shareholders renewed the authorisation of the Board of Management, with effect from July 1, 2003, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

In 2003 the Company did not repurchase any shares.

Since the beginning of the programme until June 14, 2004, a total number of 62,571,352 ordinary shares were acquired by the Company, of which 60,796,352 were cancelled.

Since the year end the Company has purchased 1,775,000 shares on the market as at June 14, 2004.

It was proposed at the General Meeting of Shareholders held on June 28, 2004, to approve the cancellation of the shares acquired by the Company since the year end and to renew the authorisation of the Board of Management for the acquisition by the Company of its own shares for a period of 18 months with effect from July 1, 2004.

Royal Dutch/Shell Group of Companies  37

Discussion and Analysis of Financial Condition and Results of Operations

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2003 amounted to £2,974.6 million (£2,560.3 million in 2002; £2,877.0 million in 2001). The amount available for distribution (inclusive of distributions from companies of the Royal Dutch/Shell Group) was £1,362.4 million in 2003 (£1,404.0 million in 2002; £2,547.3 million in 2001).

Shell Transport’s net assets at December 31, 2003 were £16,560.1 million, in comparison with £15,442.4 million (restated) at the end of 2002. Of these two amounts, £16,279.2 million and £15,000.8 million (restated) respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/Shell Group.

A second interim dividend of 9.65p per 25p Ordinary share has been paid for 2003. Dividends totalling 15.75p per 25p Ordinary share were paid in respect of 2003, in comparison with dividends paid of 15.25p and 14.8p for 2002 and 2001, respectively.

As further described in Note 2 to the Shell Transport Financial Statements, the Group Financial Statements have been restated for certain periods.

Share buyback

During 2003 the Company had, under the Share buyback programme, purchased no Ordinary shares on the market. Since the year end additional purchases have been made. At June 14, 2004 a further 8,300,000 Ordinary Shares representing 0.09% of the Company’s ordinary share capital as at December 31, 2003 had been purchased for cancellation at a total cost of £33.4 million, including expenses, at an average price of 399.9 pence per share. Shares purchased under the buyback programme will be cancelled and will not rank for dividends, but any shares purchased between April 2, 2004 and May 6, 2004 will be entitled to the dividend payable on May 6, 2004.

38 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch/Shell Group of Companies

Summarised Financial Data (US GAAP)[c]

Income data				$ million

		2002[a]	2001[a]	2000[a]	1999[a]
	2003	As restated	As restated	As restated	As restated

Sales proceeds
Oil and gas[b]	248,569	207,342	153,075	165,563	127,906
Chemicals	19,459	14,659	13,767	15,658	13,408
Other	864	767	589	481	826

Gross proceeds[b]	268,892	222,768	167,431	181,702	142,140
Sales taxes, excise duties and similar levies	67,164	56,167	42,070	42,365	44,340

Net proceeds[b]	201,728	166,601	125,361	139,337	97,800

Earnings by industry segment
Exploration and Production	9,105	6,796	7,963	9,931	4,749
Gas & Power	2,289	774	1,226	112	398
Oil Products	2,860	2,627	1,970	2,681	3,587
Chemicals	(209)	565	127	1,033	1,148
Other industry segments	(267)	(110)	(287)	(12)	(28)

Total operating segments	13,778	10,652	10,999	13,745	9,854
Corporate	(917)	(751)	(320)	(825)	(538)
Minority interests	(365)	(179)	(329)	(54)	(265)

Net income	12,496	9,722	10,350	12,866	9,051

Assets and liabilities data (at December 31) $ million

Total fixed and other long-term assets	124,480	111,803	80,936	76,949	83,837
Net current assets/(liabilities)	(10,813)	(13,546)	(2,750)	3,778	(2,730)
Total debt	20,127	19,691	5,820	7,427	12,931
Parent Companies’ interest in Group net assets	72,848	60,444	56,244	57,669	56,602
Minority interests	3,428	3,582	3,476	2,904	2,855

Capital employed	96,403	83,717	65,540	68,000	72,388

Cash flow data $ million

Cash flow provided by operating activities	21,719	16,283	16,905	18,278	11,053
Capital expenditure (including acquisitions)	12,252	21,027	9,598	6,128	7,403
Cash flow used in investing activities	8,252	20,633	9,080	1,490	3,017
Dividends paid	6,548	7,189	9,627	5,501	5,611
Cash flow used in financing activities	12,586	53	11,562	9,125	6,256
Increase/(decrease) in cash and cash equivalents	396	(5,114)	(4,761)	7,388	1,326

Other statistics

Total debt ratio[c]	20.9%	23.5%	8.9%	10.9%	17.9%

a	The Group Financial Statements have been restated. See Note 2 to the Group Financial Statements.

b	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance EITF Issue No. 02-03.

c	The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests plus short-term and long-term debt. Management of the Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders equity) is useful to investors because it takes account of all amounts of capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business. The derivation of capital employed from Group net assets is shown in the table above.

Royal Dutch/Shell Group of Companies  39

Discussion and Analysis of Financial Condition and Results of Operations

Capital investment	$ million

		2002	2001	2000	1999
	2003	As restated	As restated	As restated	As restated

Capital expenditure[a]
Exploration and Production[b]	8,129	13,064	6,847	3,720	4,131
Gas & Power	1,021	471	313	288	470
Oil Products	2,367	7,653	1,462	1,258	1,338
Chemicals	470	680	685	726	1,178
Other	265	494	291	136	286

	12,252	22,362	9,598	6,128	7,403
Exploration expense (excluding depreciation and release of currency translation differences)	1,059	997	885	834	1,068
New equity investments in associated companies	758	684	704	605	630
New loans to associated companies	225	605	370	556	394
Other investments	–	–	224	414	–

Total capital investment*	14,294	24,648	11,781	8,537	9,495

*comprising
Exploration and Production	9,195	14,082	8,000	4,839	5,390
Gas & Power	1,483	682	810	483	675
Oil Products	2,398	7,945	1,518	1,565	1,356
Chemicals	587	839	751	941	1,384
Other segments	406	495	332	153	296
New loans to associated companies	225	605	370	556	394

	14,294	24,648	11,781	8,537	9,495

Quarterly income data														$ million

										2002					2001
					2003					As restated					As restated
	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year

Gross proceeds	68,562	66,116	64,862	69,352	268,892	60,496	59,289	55,111	47,872	222,768	38,721	41,169	43,586	43,955	167,431
less: Sales taxes, excise duties and similar levies	18,131	16,669	16,804	15,560	67,164	15,734	14,518	13,221	12,694	56,167	10,670	10,430	10,170	10,800	42,070

Net proceeds	50,431	49,447	48,058	53,792	201,728	44,762	44,771	41,890	35,178	166,601	28,051	30,739	33,416	33,155	125,361
Cost of sales	41,909	41,477	40,323	43,791	167,500	36,749	37,219	35,168	28,861	137,997	23,041	24,403	25,007	24,940	98,381

Gross profit	8,522	7,970	7,735	10,001	34,228	8,013	7,552	6,722	6,317	28,604	5,010	6,336	7,419	8,215	26,980

Operating profit	4,210	4,925	4,798	7,875	21,808	4,351	5,227	4,327	4,421	18,326	1,500	4,599	6,186	6,902	19,187

Net income	1,917	2,453	2,604	5,522	12,496	2,307	2,617	2,335	2,463	9,722	635	2,424	3,512	3,779	10,350

a	Includes the acquisitions in 2002. 2002 also included $1.3 billion for DEA (paid in July 2003).

b	Includes capital expenditure on the Athabasca oil sands project.

40 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

US dollar exchange rates[a]				€1 = $

		Average[b]	High	Low	Period end

Year:
1998[c]		0.8996
1999		1.0588
2000		0.9209
2001		0.8909
2002		0.9495
2003		1.1411
Month:
2003	July		1.1580	1.1164
	August		1.1390	1.0871
	September		1.1650	1.0845
	October		1.1833	1.1609
	November		1.1995	1.1454
	December		1.2597	1.1956
2004	January		1.2853	1.2395
	February		1.2848	1.2426
	March		1.2431	1.2088
	April		1.2358	1.1802
	May		1.2274	1.1801

As at June 14, 2004					1.2073

				£1 = $

		Average[b]	High	Low	Period end

Year:
1998		1.6602
1999		1.6146
2000		1.5138
2001		1.4382
2002		1.5084
2003		1.6450
Month:
2003	July		1.6718	1.5867
	August		1.6170	1.5728
	September		1.6642	1.5732
	October		1.7025	1.6598
	November		1.7219	1.6693
	December		1.7842	1.7200
2004	January		1.8511	1.7902
	February		1.9045	1.8182
	March		1.8680	1.7943
	April		1.8564	1.7674
	May		1.8369	1.7544

As at June 14, 2004					1.8148

a	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

b	Calculated by using the average of the exchange rates on the last business day of each month during the year.

c	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

Royal Dutch/Shell Group of Companies  41

Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Group engages worldwide in all the principal aspects of the oil and natural gas business and also has interests in chemicals, power generation, renewable energy and certain other businesses. The Group conducts its business through five principal segments: Exploration and Production, Gas & Power, Oil Products, Chemicals and Other industry segments.

Group strategy

Over time, and across the commodity price cycle, the Group has achieved higher earnings, cash-flow and returns on investment in the Exploration and Production business compared with its other businesses, and sees greater growth potential in demand for natural gas than crude oil products. Downstream businesses (Oil Products and Chemicals) continue to offer attractive returns and growth potential in certain business lines and geographies, and provide useful balance in the portfolio to reduce exposure to commodity price movements. The Group’s core competencies include the application of technology, financial and project management skills to large oil and gas projects; the ability to develop and manage a diverse and international business portfolio; and the development of customer focused businesses built around the strength of the Shell brand.

The Group’s strategic direction has four main elements:

–	increasing the proportion of the portfolio in the upstream businesses (Exploration and Production and Gas & Power), and whilst also increasing the share of natural gas production relative to oil production. This is expected to be achieved primarily through the allocation of capital investment over time;

–	maintaining profitable growth in downstream businesses, focusing on areas of strength. This provides balance in the portfolio, reducing exposure to volatile commodity prices, and provides cash generation to support investment in the upstream businesses;

–	generation of new income streams; these include activities arising from new technology such as oil sands production and gas to liquids conversion, from provision of oil and gas processing services, and from new energy sources such as wind and solar power; and

–	focusing on geographical opportunities; in the upstream businesses on areas of resource opportunity such as Russia and West Africa, and in Oil Products in growing markets (such as China) and in North America, where the Group has increased its presence, and in Chemicals in China.

Exploration and Production

Oil prices, production volumes and cost levels are the most significant factors affecting earnings. In 2003 oil prices were around $4/bl higher than 2002. Production in 2003 was similar to 2002, after correcting for assets divested and the impact of higher prices on Shell’s entitlement to production in certain contracts. Declining production in mature areas, including North America and Europe, is generally being offset by new investments in other geographic areas. In 2003, the Group achieved several significant milestones in developing new projects that should deliver value for many years to come. These included the start up of oil sands production in Canada, the decision to invest in the Sakhalin II project in Russia, the acquisition of an increased interest in the giant Kashagan field in Kazakhstan and the Heads of Agreement for the integrated Gas to Liquids development in Qatar.

Volatility in oil prices and potential cost increases are the key challenges and risks in the exploration and production business. The geographic balance of the portfolio, and the recent globalisation of the business are the main mitigators of these risks. Around one half of current production is relatively less sensitive to the oil price, as it is either gas price related or because the structure of the fiscal or related contracts provides some protection against lower prices. The reorganisation of the business on a global basis is aimed at more efficient allocation of resources, and the continuous reduction of costs over time.

Gas & Power

In Gas & Power, the overall aim is to monetise Shell gas. This is achieved through participation in all phases of the liquefied natural gas (LNG) business, in distribution, marketing and trading of natural gas, in power generation, in gas to liquids conversion and also in coal gasification. Each of the three main gas markets (North America, Europe and Asia Pacific) continues to grow with prices increasing or holding firm in 2003. Prices and LNG sales volumes are the key results drivers in Gas & Power. Gas prices tend to be linked to oil prices, although this relationship varies over time. Shell has an equity share in around 40% of global LNG production and is the industry leader in this business.

The increase in gas prices in 2003 benefited results, as did a series of sales of interests in non-core gas distribution assets. LNG sales volumes continued to grow to a record 9.3 million tonnes. The Group continues to invest in LNG and expects to increase its equity LNG capacity by approximately 70% over the next four years through the addition of five new LNG trains.

Principal challenges and risks in the Gas & Power business are to ensure assets are developed in each part of the LNG value chain in alignment with market growth, and the attractiveness of the power generation markets, particularly in North America. The Group is addressing the first challenge through the development of a number of supply, shipping and importation facilities in the various key markets, and the latter challenge through focus on current operations rather than new development in power, supplemented by asset divestments.

42 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Oil Products

The key drivers of the Oil Products business are end user demand for oil products – particularly in North America; the global refining supply/demand balance, and the Group’s competitive positioning in key markets. The strength of the Shell brand, the quality of the assets and the level of operational cost associated with meeting customer requirements are the key drivers to our competitive position.

2003 saw stronger refining conditions globally and increases in refining and marketing margins. In the USA, a key challenge is to achieve a stronger competitive position following the acquisitions of the Texaco assets and Pennzoil Quaker State Inc. in 2002. In mature markets such as the US and Western Europe, portfolio rationalisation and optimisation have been industry trends that are likely to continue, while Central and Eastern Europe and Asian markets present opportunities for growth. In the USA the announced closure of the Bakersfield refinery and the divestment of the Delaware City refinery illustrate the ongoing effort to eliminate under-performing downstream assets. Also in the USA, the Group is building on its strength in consumer-led businesses, including restructuring retail operations to implement the global business model. From January 2004, all lubricants business activities were consolidated into a single global organisation.

The key challenges and uncertainties in oil products are volatility in refining margins and competitive costs. Approximately two thirds of the Group’s Oil Products earnings derive from marketing activities, and continuous cost reduction remains a key management objective.

Chemicals

In chemicals, industry conditions over the past five years have been challenging, with high and volatile feedstock costs continuing into 2003. Feedstock costs are linked to both crude oil and natural gas prices, both of which have been high by historical levels. There also continues to be surplus manufacturing capacity in chemicals relative to demand, particularly in North America and Europe. In response to these challenges, the Group has focused on reducing costs, asset restructuring and closing under-performing assets. Reduced levels of capital investments have been targeted at upgrading of existing facilities, and new investment in China. The Group’s strategy has been to focus on producing bulk chemicals plus first line derivatives, in fewer and larger manufacturing facilities, and on marketing to a reduced number of customers. A key challenge remains the lower than expected growth in the polyolefins markets, which has impacted the operational results of the Basell joint venture.

Financial framework

The Group manages its portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on cautious assumptions relating to crude oil prices. From 1994 to 2003, the Brent crude oil price has averaged around $21 barrel, and over the last 5 years, it averaged approximately $25 a barrel. The Group has always taken project investment decisions based on a conservative assessment of future prices, and will continue to do so. For the time being this conservative view is expected to remain at or below $20/bbl.

The dividend policy is to grow dividends in the Parent Company currencies by at least inflation over time. In 2003 the dividends paid out to shareholders exceeded $6 billion, and the US dollar amount paid out does depend on exchange rates between the euro, sterling and the US dollar. A Group share of capital investment of around $13 billion is required each year to grow the capital base in line with the dividend promise, taking into account an expected $2 billion of divestments per year. After dividends and capital investment, the priority for use of cash generated is the maintenance of a prudent balance sheet, most likely through debt reduction.

Recent Developments

Reserves Restatement and Financial Restatement

On January 9, 2004, the Group announced the removal of approximately 3.9 billion boe of oil and gas that were originally reported as proved reserves as at December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the Reserves Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe. The Group is restating the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the audited Group financial statements (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. See “Supplementary information – Oil and Gas (unaudited)”, on pages G44 to G55.

In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the financial statements of the Group and each of the Parent Companies as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 (the Financial Restatement) to reflect the impact of the Reserves Restatement on those financial statements (as announced on April 19, 2004). The financial statements have also been restated to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs, to correct an inappropriate departure from US GAAP (for 2002 only) for certain gas contracts and to correct an error in the calculation of earnings per share of the Parent Companies and to reflect a change in accounting principle relating to inventories. The Financial Restatement also includes a separate presentation of the Group Financial Statements under US GAAP and

Royal Dutch/Shell Group of Companies  43

Discussion and Analysis of Financial Condition and Results of Operations

Netherlands GAAP, and a reconciliation of the differences between the presentations. This discussion and analysis is based on the US GAAP Group Financial Statements.

Investigation and report to the Group Audit Committee; management changes

Following the January 9, 2004 announcement of the reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the reserves recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. That report, dated March 31, 2004, was presented to the GAC and subsequently to the Supervisory Board of Royal Dutch and non-executive Directors of Shell Transport. The report was accepted in full by the GAC on April 15, 2004 and by the members of the Supervisory Board of Royal Dutch and the non-executive Directors of Shell Transport on April 16, 2004.

Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors and Walter van de Vijver, Chief Executive of Exploration and Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive Directors of Shell Transport, Judith Boynton resigned from her position as Group Chief Financial Officer, Group Managing Director and Executive Director of Shell Transport on April 18, 2004.

Jeroen van der Veer, President and Managing Director of Royal Dutch, succeeded Sir Philip Watts as Chairman of the Group’s Committee of Managing Directors; Lord Oxburgh has been appointed non-executive Chairman of Shell Transport and Chairman of Conference; and Malcolm Brinded has been appointed Chief Executive of Exploration and Production, a Managing Director of Shell Transport and Vice-Chairman of the Committee of Managing Directors. Malcolm Brinded resigned from his position as a Managing Director of Royal Dutch and has been appointed as a Managing Director of Shell Transport; he remains Chief Executive of Gas & Power. Tim Morrison, currently Group Controller, has also been appointed Acting Chief Financial Officer. On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a Director of Shell Transport with effect from October 4, 2004.

44 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Summary of Group results

Earnings (US GAAP)		$ million

		2002	2001
	2003	As restated	As restated

Net income	12,496	9,722	10,350

Change from previous year	+29%	-6%	-20%

2003 compared to 2002

The Group’s net income for 2003 was $12,496 million, 29% higher than in 2002. These earnings reflect higher realised prices in Exploration and Production and higher earnings in Gas & Power. A stronger business environment in Oil Products and the delivery of operational performance improvements in all businesses also had a positive impact on the results.

Exploration and Production earnings were 34% higher than last year at $9,105 million. Total hydrocarbon production1 fell by 1% to 3.9 million barrels of oil equivalent (boe) per day. Oil and oil sands production increased by 1% while gas production fell by 5%. Hydrocarbon prices were generally higher in 2003 compared with 2002 (Brent crude prices averaged $28.85 a barrel compared with $25.05 in 2002) as a result of the conflict in Iraq, OPEC behaviour, lower inventories worldwide and cold weather in Europe and North America. The reserves replacement ratio in 2003 was 63%, including the impact of the Reserves Restatement. The Group’s total proved reserves at the end of 2003 were 14.35 billion barrels of oil equivalent. (More detailed information on reserves is available on pages 47, 48 and 50.)

Earnings in Gas & Power were at a record level at $2,289 million, benefiting from the sale of the Group’s shareholding in Ruhrgas, higher prices and record liquefied natural gas volumes.

An improved business environment and higher refining and marketing margins in all regions helped Oil Products earnings to increase by 9% to $2,860 million.

Business conditions remained difficult in Chemicals which showed a loss of $209 million. These results reflect asset impairment and restructuring charges totalling $478 million.

Total capital investment2 was $14.3 billion, compared with $14.2 billion (excluding major acquisitions) in 2002. Proceeds from asset disposals in 2003 were $4.5 billion; this generated $2.0 billion of after-tax income, all of which was offset by net charges for impairment, restructuring and various other items including tax credits, resulting in a net charge of $104 million. At the end of the year the debt ratio3 was 20.9%. Cash and cash equivalents amounted to $2.0 billion.

All Group financial information contained in this section is presented in accordance with accounting principles generally accepted in the United States. The restatements described below are reflected in prior period information where applicable.

In view of the inappropriate overstatement of unaudited proved reserves information, it has been decided to restate the Financial Statements of the Group, and each of the Parent Companies, for prior periods (the Financial Restatement) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004).

In addition, the Financial Statements have been restated to reflect the correction of inappropriate accounting policies relating to the treatment of exploration costs and certain contracts for the sale and delivery of own natural gas production. The Financial Statements have also been restated to reflect a change in accounting policy relating to certain inventories in North America from the last-in first-out (LIFO) to the first-in first-out (FIFO) method.

See page 67 regarding “Investigation and report to the Group Audit Committee; management changes” for additional detail regarding the Group Audit Committee’s investigation arising out of the Reserves Restatement.

2002 compared to 2001

The Group’s net income for the year was $9,722 million, showing a 6% decline from 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were adversely affected in Gas & Power by lower liquefied natural gas (LNG) prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals’ earnings were sharply up reflecting improved volumes, improved margins in associated companies, lower costs and an incremental tax credit.

1	Includes oil sands.

2	Capital investment is capital expenditure, exploration expense and investments in associated companies.

3	The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests, plus short-term and long-term debt.

Royal Dutch/Shell Group of Companies  45

Discussion and Analysis of Financial Condition and Results of Operations

Four major acquisitions were completed: Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and Pennzoil-Quaker State and the Texaco downstream assets in the USA. Total investment in these acquisitions, including acquired debt, was over $16 billion.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. At the end of the year, the debt ratio was 23.5% (2001: 8.9%) and cash, cash equivalents and short-term securities amounted to $1.6 billion.

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude oil prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Crude oil prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. In 2004, the Group restated oil and gas volumes to remove volumes from the proved category.

In Gas & Power, the LNG business continued to grow, delivering record volumes, although lower realised gas prices led to a decline in earnings. Global demand for LNG remained firm. In Oil Products, industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude oil prices.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation rates remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago.

Exploration and Production

Earnings (US GAAP)		$ million

		2002	2001
	2003	As restated	As restated

Net proceeds (including inter-segment sales)	32,725	26,581	25,847
Purchases (including change in inventories)	(1,536)	(1,050)	(1,444)
Exploration	(1,476)	(1,073)	(910)
Depreciation	(7,087)	(5,492)	(3,875)
Operating expenses	(7,252)	(6,751)	(5,474)

Operating profit of Group companies	15,374	12,215	14,144
Group share of operating profit of associated companies	1,876	1,322	1,550

Operating profit	17,250	13,537	15,694
Other income/(expense)	72	72	48
Taxation	(8,472)	(6,813)	(7,779)
Cumulative effect of a change in accounting principle	255	–	–

Segment earnings	9,105	6,796	7,963

2003 compared to 2002

Earnings
Segment earnings for the year were $9,105 million, 34% higher than in 2002. This reflected higher hydrocarbon prices and divestment gains of $420 million, mainly in the USA. These were partially offset by a 1% decrease in hydrocarbon production1, asset impairments, exploration property write-offs and higher costs.

Hydrocarbon prices were generally higher in 2003 compared with 2002, as a result of the conflict in Iraq, OPEC behaviour, lower inventories worldwide and cold weather in Europe and North America. In 2003, the Group’s realised oil prices for the world outside the USA averaged $27.43 a barrel compared with $23.54 in 2002, while US realised oil prices averaged $27.24 a barrel compared with $22.72 in 2002. US realised gas prices averaged $5.61 per thousand standard cubic feet in 2003 compared with $3.31 in 2002. Outside the USA, realised gas prices averaged $2.71 per thousand standard cubic feet in 2003, representing a 26% increase from the 2002 price of $2.15 per thousand standard cubic feet. Overall, levels of realised crude oil and gas prices in 2003 increased segment earnings (after taxes) by approximately $3.5 billion compared to 2002.

Partially offsetting the favourable impact of hydrocarbon prices on earnings was a decline of 1% in hydrocarbon production to 3.9 million barrels of oil equivalent per day (boe/d)2.

Oil production, (excluding oil sands production) decreased by 1% to 2.3 million boe/d, mainly as a result of field declines in the USA and North Sea, operational performance problems in the UK, various divestments, lower entitlements in PSC countries relating to higher oil prices and the shutdown of operations in Nigeria’s northern swamps. The shutdown in Nigeria was during disturbances between rival groups which lasted most of the year and operations were able to resume in late 2003. Operational performance problems in the UK were at the Shearwater platform and the Brent Field. Shearwater was shut down between March and June as a result of a well failure. Production ceased from the whole of the Brent Field in September following an accident on Brent Bravo. The Brent Delta restart was a

1	Includes oil sands.

2	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

46 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

few days after. Brent Bravo recommenced production on November 11 followed by Brent Alpha two days later. Brent Charlie remained shut for further repair and maintenance work into the first part of 2004. The decrease in oil production was partly offset by production from several new fields, mainly in Nigeria (EA), Brazil (Bijupirá-Salema), the UK and the USA; higher OPEC quotas (Nigeria and Abu Dhabi); and an additional quarter of production from ex-Enterprise Oil assets.

Gas production decreased by 5% to 1.5 million boe/d as a result of field declines in the USA, various divestments and lower entitlements due to the effect of higher gas prices in PSC countries. In addition there was a reduction in economic entitlement to gas production from certain properties in the Middle East. These were partly offset by higher production for LNG, higher demand due to colder weather in north-west Europe and new fields in Pakistan and the USA.

During 2003, production of synthetic crude oil commenced from the Athabasca Oil Sands Project, which added 46,000 boe/d to overall hydrocarbon production, with 78,000 boe/d in the fourth quarter.

We expect total hydrocarbon production for 2004 to remain broadly flat with a dip in 2005. Factors impacting production include divestment and the effect of oil and gas prices on economic entitlements. We expect production to increase again from 2006 onwards, as the development of new growth positions in offshore Nigeria, Russia, Qatar and Kazakhstan gain momentum.

The cost of production start-up in new growth areas, mainly the oil sands in Canada, and restructuring costs related to the implementation of a new global business operating model adopted at the end of the year, led to higher operating expenses in 2003. Costs were also negatively impacted by the decline of the dollar against the euro, sterling and other currencies.

Results in 2003 reflected asset impairments of $508 million, mainly in the UK and South America (primarily as a result of lower production outlooks for these areas) and the write-off of various exploration properties of some $300 million, primarily in Ireland and Brazil. In both of these countries, new information from 2003 exploratory work confirmed lower than expected volume projections.

Capital investment and portfolio actions

Capital investment of $9.2 billion was $4.9 billion lower than in 2002. Investment in 2002 was higher mainly due to the acquisition of Enterprise Oil, amounting to $5.3 billion. Excluding that acquisition, capital investment in 2003 was 5% higher than in 2002.

The largest proportion of investment in 2003 was made in maintaining and developing the heartlands. These are areas where we already have a strong presence and where we see ongoing opportunities for growth. They include North America, north-west Europe, Nigeria, Oman, Malaysia, Brunei and Australia. Developments included the new EA field in Nigeria, which came on stream in 2003, and two major agreements in the North Sea to bring Norwegian gas to the UK.

2003 also saw the development of a number of significant projects which are expected to deliver long-term value to the Group. The Athabasca Oil Sands Project achieved fully-integrated operations in 2003, which marked a key step in developing unconventional resources. The project continued to increase production throughout the year and when operating at full capacity, is expected to add some 4% to our global oil production. Agreement was reached to create the first world-scale Gas to Liquids plant in Qatar, establishing a presence in an exciting new market. The Group’s leading position in LNG is being maintained through a range of investments in Nigeria, Oman, Malaysia and Australia, as well as a commitment with Shell Gas & Power to the Sakhalin II project in the far east of Russia. Investment in deepwater projects continued, with key projects in the Na Kika field in the Gulf of Mexico, Bonga in Nigeria and Bijupirá-Salema in Brazil. An additional commitment was made in Russia with the $1 billion project (Group interest 50%) to develop the Salym field in western Siberia.

Licence extensions were secured in Denmark, Brunei and Malaysia during the year, confirming our long-term commitment to these areas. In Saudi Arabia we signed an agreement to lead a group of companies to explore for natural gas in the South Rub Al Khali (Empty Quarter). The exploration work programme will start in the short term, and if successful, will be followed by investments that take into account the size of the commercial discovery.

We continued to achieve exploration and appraisal successes in the Gulf of Mexico, although the overall track record there continues to be mixed. Further significant new discoveries were made in Nigeria, Malaysia and Angola. A final investment decision was taken for the Kashagan project in Kazakhstan in the first quarter of 2004.

During 2003 we sold mature Exploration and Production assets in the USA (Michigan and the Gulf of Mexico shallow water). In the UK, a number of assets from the former Enterprise Oil portfolio were sold. In 2003, the total production impact of these divestments was about 21,000 boe/d on an annual basis. Overall proceeds (after-tax) of total divestments amounted to some $1 billion. During the first quarter of 2004 the divestments of the upstream assets in Thailand and various UK upstream assets were completed. In April 2004 Shell reached an agreement for the sale of its 50% interest in offshore Block 18 in Angola. Divestments of non-strategic assets are expected to continue as a means of improving returns on the portfolio.

Reserves

The Group announced on January 9, 2004 that, following internal reviews, a portion of its proved oil and gas reserves would be recategorised to remove volumes from the proved reserves category. This was also the subject of further announcements made on

Royal Dutch/Shell Group of Companies  47

Discussion and Analysis of Financial Condition and Results of Operations

March 18, 2004 and April 19, 2004. The total Reserves Restatement, relative to the proved reserves originally stated as at December 31, 2002, represents 4.47 billion boe of proved reserves at that date. Furthermore, additions to proved reserves during 2003 have been reduced by approximately 400 million boe relative to the figures announced on February 5, 2004.

The impact of the Reserves Restatement, when taken together with production in 2003 (1.408 billion boe) and net additions to reserves in 2003 (some 0.885 billion boe) leads to proved reserves of 14.35 billion boe at December 31, 2003. The Reserves Restatement was based on a review of the Group’s proved reserves inventory conducted between late 2003 and April 2004, the latter part with the assistance of external consultants.

As at December 31, 2002, 88% of the de-booked proved reserves volumes had originally been disclosed in the “proved undeveloped” reserves category; the balance was a reduction in the “proved developed” reserves category. Approximately two-thirds of the de-booked volumes relate to crude oil and natural gas liquids with the remaining one-third relating to natural gas.

As at December 31, 2002, proved reserves, excluding the impact of the Reserves Restatement, had been equivalent to 13.3 years of production. Including the impact of the Reserves Restatement, the figure was 10.3 years. At December 31, 2003, following the Reserves Restatement, proved reserves were equivalent to 10.2 years of production.

Reserves replacement

Including all effects of the Reserves Restatement, the net reserves addition in 2003 was 63% of 2003 production. This figure includes the effects of acquisitions and divestments. On an organic basis (not including acquisitions and divestments), the reserves addition was 82% of 2003 production. Changes to minority interests account for 16% of the total. Oil sands, which have not been included in this calculation, would account for an additional net 4%.

The 885 million boe addition in 2003 comprises revisions (-211 million boe, or approximately 190 million boe before the restatement reductions), improved recovery (153 million boe), extensions and discoveries (1,211 million boe) and acquisitions and divestments
(-268 million boe). Increases in minority interests represent approximately 220 million boe of the total additions.

The overall proved reserves replacement ratio for the five years from 1999 to 2003 amounts to 66% taking into account all effects of the Reserves Restatement. This is clearly a concern and reflects the exploration strategy in the 1990s, and our relatively low investment in the post 1998 period. Exploration has since been refocused and investment levels increased. It is vital that our reserves replacement ratio improves significantly in the coming years.

Outlook and strategy

We will retain our focus on maintaining and developing existing heartland areas while building new positions. Increased attention will also be given to the development of unconventional resources while building on our strong positions in LNG and deep water. This work will take place in the context of increasing global hydrocarbon demand, driven by economic growth.

The concerns noted above on recent reserves replacement performance highlight the importance of replenishing the portfolio through successful and increased exploration efforts and through business development opening up new opportunities such as LNG, unconventional resources such as oil sands, and deep water. Such organic business revitalisation is essential and will be sustained by significant capital investment (some $12 billion in the “upstream” Exploration and Production and Gas & Power businesses in 2004). The scale and reach of the Exploration and Production business provides significant scope for improved global resource allocation, best practice application of processes, standardisation and contracting leverage. A key step in unlocking value was the introduction of a new “global operating model” in 2003, which will allow us to realise efficiencies by operating from regional hubs, to strengthen our technical and operational excellence and further enhance our global growth capability.

Over the past 20 years the Brent crude oil price has averaged around $20 a barrel and over the past three years the price averaged almost $26 a barrel. We expect that crude oil prices in 2004 will be influenced by developments in the key oil producing countries, the pace of Iraqi crude export recovery, and by the rate of the global economic recovery, particularly in the USA and China. Natural gas prices in the USA are expected to remain well above pre-2000 levels, due to higher demand resulting from a more general recovery of the global economy, while prices in other major markets are expected to retain an oil-price linkage.

The Group uses a range of prices for crude oil to test opportunities on the downside and look at the upside of potential projects. This method is applied to understand the composition of projects in the portfolio and how these respond over a broad range of prices or margins. The crude oil price outlook for 2004 is uncertain and impacted by developments in the Middle East and Venezuela. The Group evaluates investments using multiple price conditions, including price conditions of less than $20 a barrel to assess the resilience of investments at low-price conditions.

Crude oil reference price conditions are determined after careful assessment of short, medium and long-term drivers of oil and gas prices under different sets of assumptions, yielding a range of prices to be used in evaluation. With regard to 2003, crude oil prices were higher than the conservative expectations of our reference price conditions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand.

48 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.

2002 compared to 2001

Earnings

Segment earnings for the year were $6,796 million, 15% lower than the prior year. This reflects the impact of lower gas price realisations, changes to the UK tax rates, higher depreciation and higher costs resulting from the acquisition of Enterprise Oil. These were partially offset by a 6% increase in hydrocarbon production (including the effect of the Enterprise acquisition) to four million barrels of oil equivalent per day (boe/d),1 the highest in recent years.

In 2002, the Group’s realised gas prices in the USA averaged $3.31 per thousand standard cubic feet compared with $4.44 in 2001. Outside the USA, realised gas prices were also lower than in 2001 and averaged $2.15 per thousand standard cubic feet, representing a 7% reduction from 2001 price of $2.30. Declines in market gas prices during 2002 contributed to the Group’s lower realised gas prices. In 2002, Henry Hub gas prices averaged $3.33 per million Btu, compared to $4.10 in the previous year when gas prices spiked to around $10 per million Btu during the 2000/2001 winter. The first three quarters of 2002 showed lower gas prices compared to 2001 due to the build up of storage.

In 2002, the Group’s realised oil prices for world outside USA averaged $23.54 a barrel compared with $23.19 in 2001, while USA realised oil prices averaged $22.72 a barrel compared with $22.14 in 2001. In 2002, Brent crude oil prices averaged $25.05 a barrel compared with $24.45 in the previous year. This was in line with sensitivity analyses developed in 2001, when end year crude oil prices were at around $20 a barrel after September 11 but tightening of the global supply/demand balance was expected to increase prices. Brent crude oil prices recovered steadily in the first three quarters of the year from below $20 to exceed $30 a barrel reflecting production constraints in certain countries. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when supply from Venezuela was disrupted. Overall, levels of realised crude oil and gas prices in 2002 decreased segment earnings (after taxes) by approximately $600 million compared to 2001.

In addition to the lower gas price realisations, costs and depreciation were higher, with significant impacts related to the Enterprise Oil acquisition and approximately $170 million in feasibility study costs in the Sakhalin project (Russia). The increase in operating expenses also reflects unfavourable exchange rate movements of the US dollar against other major currencies, including the euro and the Pound sterling.

Segment earnings in 2002 were also negatively impacted by some $300 million of provisions for deferred taxation, resulting from a non-recurring charge due to fiscal changes in the UK.

Total hydrocarbon production for 2002 rose by 6%, comprising a 7% increase in oil production and a 4% increase in gas production. Oil production benefited from the acquisitions of Enterprise, an additional interest in the Draugen field in Norway and new fields in the USA and Denmark. These increases were partly offset by lower OPEC production quotas, normal field declines, and divestments in New Zealand and elsewhere. Gas production also increased as a result of the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by decreases in production as a result of lower demand due to warmer weather in Europe; normal field declines in the USA and divestments in New Zealand. Excluding the contribution of Enterprise volumes, total hydrocarbon production was 1% higher in 2002 than 2001.

Portfolio actions

The acquisition of Enterprise in 2002 for cash consideration of $5.3 billion and the assumption of $2.4 billion of debt was the most significant change to strengthen the Group’s upstream portfolio, adding new developments and exploration acreage in several countries and contributing some $100 million to earnings and some $850 million to cash from operating activities.

These new assets provided an immediate boost to global production and are contributing an additional 240,000 boe/day. The portfolio was further enhanced by the acquisition of an increased stake in the Norwegian Draugen field where Group interest was increased by 10% to 26.2%. The North American gas portfolio was improved through the acquisition of new fields in the Pinedale, Wyoming area. The exploration portfolio was refreshed and achieved an exploration and appraisal global success-rate of some 55% including significant discoveries in the USA Gulf of Mexico, such as Great White, Deimos and Tahiti. In Kazakhstan, the Kashagan Field (Group interest 16.7%) was declared commercial, however, in the restated proved reserves figures contained herein, no proved reserves have been reflected pending government approval for the development. The more recent discovery of the Kalamkas field further underlines the immense potential of the Kazakhstan region. Major discoveries were also made in Brazil, Ireland and Nigeria. New exploration licences were acquired in geographic areas where the Group has strategic interests such as USA Gulf of Mexico and Norway.

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Royal Dutch/Shell Group of Companies  49

Discussion and Analysis of Financial Condition and Results of Operations

The result of these portfolio actions, together with the Group’s ability to develop and implement technology strengthens the Group’s portfolio.

Capital investment

Capital investment of $14.1 billion was $6.1 billion higher than in 2001, mainly as a result of the acquisition of Enterprise ($5.3 billion) and increased investment in growth projects. These include the Athabasca Oil Sands Project in Canada and EA project in Nigeria, both of which began production late 2002, the offshore development Na Kika in the USA and Bonga in Nigeria. Work also began on the Goldeneye gas field in the North Sea, which is scheduled to start production in late 2004.

Reserves

The Group announced on January 9, 2004 that, following internal reviews, a portion of its proved oil and gas reserves would be recategorised to remove volumes from the proved reserves category. This was also the subject of further announcements made on March 18, 2004 and April 19, 2004. The total Reserves Restatement, relative to the proved reserves originally stated as at December 31, 2002, represents 4.47 billion boe of proved reserves at that date.

The impact of the Reserves Restatement, when taken together with production in 2002 (1.444 billion boe) and net additions to reserves in 2002 (1.754 billion boe) leads to proved reserves of 14.87 billion boe at December 31, 2002. The Reserves Restatement was based on a review of the Group’s proved reserves inventory conducted between late 2003 and April 2004, the latter part with the assistance of external consultants.

As at December 31, 2002, 88% of the hydrocarbon volumes de-booked had originally been disclosed in the “proved undeveloped” reserves category; the balance was a reduction in the “proved developed” reserves category. Approximately two-thirds of the de-booked volumes relate to crude oil and natural gas liquids with the remaining one-third relating to natural gas.

As at December 31, 2002, proved reserves, excluding the impact of the Reserves Restatement, had been equivalent to 13.3 years of production. Including the impact of the Reserves Restatement, the figure was 10.3 years.

Reserves replacement

Including all effects of the Reserves Restatement, the net reserves addition in 2002 was 121% of 2002 production. This figure includes the effects of acquisitions and divestments. On an organic basis (not including acquisitions and divestments), the reserves addition was 66% of 2002 production. Oil sands, which have not been included in these figures, would not have any impact on the reserves replacement ratio if they had been included (since no changes were made to oil sands volume estimates in 2002). The 1.754 million boe addition in 2002 comprises revisions (429 million boe), improved recovery (164 million boe), extensions and discoveries (363 million boe) and acquisitions and divestments (798 million boe).

The overall proved reserves replacement ratio for the five years from 1998 to 2002 amounts to 80% taking into account all effects of the Reserves Restatement. This is clearly a concern and reflects the exploration strategy in the 1990s, and our relatively low investment in the post 1998 period. Exploration has since been refocused and investment levels increased. It is vital that our reserves replacement ratio improves significantly in the coming years.

Gas & Power

Earnings (US GAAP)		$ million

	2003	2002	2001

Net proceeds (including inter-segment sales)[a]	8,248	4,898	6,656
Purchases (including change in inventories)[a]	(6,437)	(3,730)	(5,191)
Depreciation	(128)	(128)	(106)
Operating expenses	(1,163)	(933)	(821)

Operating profit of Group companies	520	107	538
Group share of operating profit of associated companies	889	751	941

Operating profit	1,409	858	1,479
Other income/(expense)	1,343	124	132
Taxation	(463)	(208)	(385)

Segment earnings	2,289	774	1,226

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales, following the implementation of US accounting guidance EITF Issue No. 02–03, see Note 3 on page G11.

2003 compared to 2002

Earnings
Segment earnings were $2,289 million compared with $774 million in 2002. The earnings included a gain of $1,036 million from the divestment of the Group’s minority shareholding in Ruhrgas in Germany and related tax credits of $114 million. The increase in earnings reflected an 11% rise in LNG prices, as a result of the time-lagged effect of higher crude prices, and the delivery of record

50 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Group share LNG sales of 9.3 million tonnes. The increase in volumes of 3% versus last year was mainly a result of strong market demand and the build up of the third production train (liquefaction plant) in Nigeria LNG (Group interest 26%), offset by exit from the Malaysia LNG Satu company (Group interest 15%).

Marketing and trading results in North America improved due to a stronger trading performance than in 2002. Additionally, gains from a number of other asset sales and an accounting adjustment (to reverse mark to market accounting due to bringing tolling agreements on to the balance sheet) were partially offset by impairments of $315 million. These impairments related to the carrying value of InterGen (an associated company, Group interest 68%) due to poor power market conditions, mainly in the US merchant power segment, and to the Cuiaba power assets in South America (Group interest 50%) in light of a reappraisal of the commercial outlook. Net proceeds and purchases were higher in 2003 compared with 2002 due to higher trading volumes and gas prices.

Capital investment and portfolio actions

Capital investment for the year was $1,483 million. This included $968 million on LNG projects in Russia, India, Australia, Mexico and the construction of LNG ships. Other main investments of $458 million were in US offshore pipelines and in InterGen associated with the completion of new plants.

The agreement to develop the Sakhalin II project in Russia, and the commercial agreement for the Gas to Liquids (GTL) project in Qatar, were the key developments in the Gas & Power business during 2003. Both are planned to be important strategic assets, delivering many years of sustained cashflow.

A range of other developments during the year supported the continued growth in our LNG business. In North America, where industry-wide indigenous gas supplies are struggling to meet demand, there is a growing market for imported LNG. Access has been gained to the East Coast gas market as a result of the reopening of the Cove Point LNG regasification terminal in Maryland, USA, where we have one-third of the capacity. In addition we won a tender to deliver gas through a receiving terminal at Altamira (now under construction) for the power market in Mexico; the Group interest in this project was reduced to 75% in the first quarter of 2004. We also announced a joint project (Group interest 50%) which plans to construct an LNG receiving terminal at Baja California, Mexico to supply Mexico and the USA. We aim to supply this terminal with LNG from associate projects in Asia Pacific, including the Sakhalin II project and Gorgon (Group interest 29%) in Western Australia. We also announced plans to build a new offshore LNG import terminal in the Gulf of Mexico, which will have the capacity to deliver one billion cubic feet of natural gas per day into the US pipeline network. In the growing Asian market, construction is underway on a new LNG terminal in Hazira providing access to markets in north-west India; in 2004 we announced the sale of a 26% interest, subject to approvals.

We further strengthened our leadership position in LNG through expanding associate LNG facilities in Nigeria (Group interest 26%) and Malaysia (Group interest 15%). LNG sales contracts were signed by Malaysian LNG Tiga (Group interest 15%) to supply up to two million tonnes per year to Korea, and by Nigeria LNG to supply 3.6 million tonnes per year to the USA and Europe from trains 4 and 5. In support of growing LNG supply and trading activities, we took delivery of a further new LNG vessel, bringing the total number to five at the end of 2003 with a sixth vessel delivered in the first quarter of 2004. Following the end of the original 20-year joint venture agreement, Shell exited the Malaysia LNG Satu company. Shell continues to hold a 15% stake in each of Malaysia LNG Dua and Malaysia LNG Tiga. In Oman, Shell committed to participation in the new Qalhat LNG train under construction at the Oman LNG plant.

InterGen (an associated company, Group interest 68%) completed six further power plants in Australia, Mexico, Turkey and the USA and also announced dilution of its interests in projects in Australia, Turkey and the USA. Overall the total generating capacity at the end of the year was 10.5GW (InterGen net equity interest).

In Europe, restructuring of our operations continued with the establishment of Shell Energy Europe, which is designed to grow our pan-European transport, marketing and trading gas business. We also sold our indirect interests in Ruhrgas, our direct interest in Thyssengas and interests in other gas transport companies in Germany. In early 2004 the sale of an indirect interest in VNG, a German gas transport and marketing company, was also completed.

Outlook and strategy

Demand for natural gas is expected to grow at a faster rate than for oil over the next decade, driven by its economic and environmental advantages, particularly in power generation. LNG is expected to expand at double the rate of overall gas growth due to its delivery flexibility and increasingly competitive costs. Demand for LNG in southern Europe is expected to grow rapidly to meet rising power demand. In North America, LNG is expected to play an increasingly important role as indigenous gas supply struggles to meet demand.

In Asia Pacific strong long-term LNG growth in emerging gas markets like China and India is expected to complement renewed growth in the world’s largest LNG market, Japan, especially if nuclear power generation does not materialise. In the short term, economic weakness and uncertainty may continue to constrain gas growth in some markets and success in emerging markets may at times be slow and not without economic risk. However, over the longer term, the abundance and flexibility of gas is expected to make it the preferred fuel for power generation, heating, and in the production of ultra-clean liquid fuels.

Royal Dutch/Shell Group of Companies  51

Discussion and Analysis of Financial Condition and Results of Operations

In close alignment with Exploration and Production, Gas & Power will develop opportunities provided by the growing penetration of natural gas in world energy markets. The Gas & Power business focuses on accessing gas markets in order to accelerate the monetisation of existing fields and secure new upstream resources. We will continue to strengthen and develop our leading role in LNG mainly through associated companies, building on our strong commercial relationships and cost leadership. Over the next four years, five new LNG trains in associated companies will increase the Group share of worldwide LNG capacity. New technologies such as Gas to Liquids will be developed to provide additional income streams. As a number of power markets continue to face near-term oversupply, parts of our portfolio may see depressed returns. Over the long term, selective power investments and midstream opportunities (pipeline and gas storage) that enable or add value to gas monetisation remain an appropriate part of our strategy. Our marketing and trading businesses will be used to secure customers for short, medium and long-term sales agreements and to increase the return from our gas and power sales.

2002 compared to 2001

Earnings
Segment earnings of $774 million in 2002 were 37% lower than the $1,226 million record reported in 2001. Lower earnings were mainly due to lower LNG prices and lower income from trading activities. The decrease in earnings compared with 2001 also reflects the receipt of a $77 million bonus (after taxes) in 2001 related to the sale in a prior year of midstream assets in the USA. Partially offsetting these negative impacts was the favourable impact of gains from asset divestments.

Our average realised LNG prices were 11% lower than 2001 as a result of the time-lagged effect on LNG prices of the decline in crude oil prices during the second half of 2001 and the first quarter of 2002 and a higher proportion of LNG sales on the spot market (which generally experienced lower prices than in the contract market) compared to 2001. This reduction more than offsets the record Group share LNG sales of 9.1 million tonnes, which was 3% higher than 2001. Increased sales came mainly from uncommitted capacity available from the Oman LNG plant (Group interest 30%) and from continued higher demand in Japan.

Results from trading activities were lower by $177 million (after taxes) primarily due to gas and power trading losses in North America. The power generation business saw increased capacity, improved operations and lower costs (mainly relating to assets outside the USA with long-term sales contracts) but these favourable impacts were more than offset by a $150 million write-down related to the Group’s carrying value of InterGen (an associated company, Group interest 68%) due to a reassessment of the impact of continued poor merchant power market conditions in the USA and UK.

Earnings included $163 million of gains from the sale of Shell’s direct and indirect interests in Midstream assets in Europe and the USA and a share of the Group’s interest in Brunei Shell Tankers.

Capital investment

Capital investment of $682 million in 2002 (including approximately $200 million in investments in associated companies) related mainly to LNG supply, shipping and re-gasification projects and power developments. This was $128 million lower than 2001 mainly as a result of lower investments in power ($143 million decline) and midstream assets ($127 million decline), partly offset by higher investments in LNG ($137 million increase). The increased investment in LNG related primarily to the re-gasification development project in India while the reduction in Power asset expenditure related mainly to InterGen. In support of the business’s global LNG strategy of linking new markets with the Group’s portfolio of LNG supply sources, two of the four new build LNG carriers were commissioned and delivered. Construction began on the Hazira Port and LNG terminal to access the growing Indian market.

Actions by associated companies

Gas & Power’s LNG business continued to grow, with new supplies targeting key markets, reinforcing Shell’s leading position in the industry. The North West Shelf joint venture (Group interest 22%) in Australia was selected to supply the first LNG to China through the import terminal in Guangdong Province. Additional sales agreements with Japanese utilities were completed for supplies from Malaysia Tiga (Group interest 15%) and the North West Shelf project. Malaysia Tiga’s two-train LNG plant is due to commence operations in 2003. In Australia, a 4.2 million tonnes per annum (mtpa) fourth train (the basic LNG processing unit) is under construction for completion in 2004 and will supply existing and new Japanese customers. Train 3 of Nigeria LNG (Group interest 26%) was completed in 2002, three months ahead of schedule and within budget. Additionally, Nigeria LNG secured a loan of over $1 billion, the largest ever project financing in Sub-Saharan Africa, towards the construction of a 4th and 5th train expansion. These two trains are due on stream in 2005 and will supply markets in the Atlantic Basin, bringing the annual capacity of the plant to 17 million tonnes and making it the third largest LNG facility in the world. In Venezuela, Shell was selected as a partner with Mitsubishi and PDVSA for the Mariscal Sucre LNG project (Group interest 30%). This project aims to develop substantial gas resources in the Norte de Paria fields for both export and domestic markets. Successful development of the project is subject to the completion of project negotiations.

In addition, the Group is actively progressing access to the North American market through LNG terminal capacity at Cove Point and Elba Island in the USA, and other potential sites. Gas & Power’s other businesses also progressed during 2002. In the Middle East, significant progress was made towards the development of world-scale Gas to Liquids facilities.

52 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

In power, InterGen (Group interest 68%), a joint venture with Bechtel, started operations at projects in Turkey, Egypt and Mexico, increasing InterGen’s operational capacity by 70% during the year to 5.2 Gigawatts. There were long-term power purchase agreements in place for this new capacity.

Portfolio actions

As part of the business’s active portfolio management, half of the Group’s interest in Brunei Shell Tankers was divested, as was the 5% interest in HEIN GAS in Germany and part of the Group’s minority interest in other midstream assets in Germany. In 2002, the sale of the indirect 14.75% interest in Ruhrgas, for some €1.5 billion, was agreed. In March 2003, the sale was closed. In 2002, InterGen completed the sale of its onshore Texas pipelines.

Oil Products

Earnings (US GAAP)		$ million

		2002	2001
	2003	As restated	As restated

Net proceeds (including inter-segment sales)	165,577	138,624	95,625
Purchases (including change in inventories)	(144,639)	(120,493)	(83,037)

Gross margin	20,938	18,131	12,588
Depreciation	(2,863)	(2,406)	(1,617)
Operating expenses	(14,870)	(12,537)	(8,490)

Operating profit of Group companies	3,205	3,188	2,481
Group share of operating profit of associated companies	911	556	241

Operating profit	4,116	3,744	2,722
Other income/(expense)	(4)	(50)	(62)
Taxation	(1,252)	(1,067)	(690)

Segment earnings	2,860	2,627	1,970

2003 compared to 2002

Earnings
Segment earnings for the year were $2,860 million compared with $2,627 million in 2002, an increase of 9%. This reflected an improvement in the business environment over 2002 with net sales proceeds increasing by $26,953 million. Of this increase, 58% was in the USA, 26% in South America and Africa, and 16% in Europe and Asia Pacific.

Gross margin (calculated as net proceeds minus purchases) increased by $2,807 million, driven primarily by increasing refining and marketing margins in all regions. Higher refining margins resulted from a number of exceptional and non-sustainable events with global impact. These included disruptions to supply from Venezuela, an extended Japanese nuclear power generator shutdown and widespread refinery disruptions in the USA resulting from the August power blackout. This contrasts with an environment in 2002 when industry refining margins were at 10-year lows. Marketing margins in 2003 benefited early in the year from the decline in crude prices following the conflict in Iraq and throughout the year from the weakening of the US dollar. Oil products’ specification changes in the USA may impact overall supply and demand balances, resulting in an uncertain margin outlook for 2004.

Increased operating expenses of $2,333 million negatively impacted 2003 earnings. Approximately 75% of this increase was related to businesses outside the USA. This represents an increase in operating expenses as a percentage of gross margin from 69% in 2002, to 71% in 2003. The weakening dollar contributed almost 50% of this increase as a large percentage of Oil Products’ operating expenses is incurred outside the USA. The remainder of the increase reflects higher costs associated with refinery maintenance activity, portfolio restructuring, pension funding and provisions for environmental and legal settlements. Within the USA, operating expenses declined one percentage point of gross margin in 2003. This reflected continued progress in reducing personnel levels and marketing costs, both of which are associated with the 2002 acquisition of the Texaco downstream assets. Offsetting these reductions however, were higher provisions for anticipated environmental and legal settlements associated primarily with prior year MTBE (an additive used in gasoline) use. Future developments may require additional provisions.

There was increased income from associated companies of $355 million predominantly in the USA from the Group’s share of Motiva Enterprises. A 75% increase in US Gulf Coast refining margins and a 2 percentage point improvement in refining utilisation in the USA contributed to the increase in earnings.

Depreciation in 2003 increased over 2002 by $457 million, due primarily to portfolio actions taken during the year. Charges were higher due to the decision taken to close the Bakersfield refinery in the USA as a result of declining local crude supply ($213 million) and to impair assets in certain Latin American countries due to local economic conditions ($66 million). The impairment decisions were taken as part of an ongoing effort to address underlying portfolio performance issues. Continued focus on divesting non-performing or non-strategic assets may lead to future charges of a similar magnitude to 2003. Additionally, depreciation charges increased due to the full-year consolidation of Pennzoil-Quaker State (acquired in the fourth quarter, 2002).

Royal Dutch/Shell Group of Companies  53

Discussion and Analysis of Financial Condition and Results of Operations

Potential risks to future earnings centre around refinery reliability, particularly in the USA. Continued improvement in this key area of operational performance will have a significant effect on our ability to deliver sustained future earnings. In other areas, the January 2004 launch of Global Lubricants and the 2003 alliance with Coles Myer in Australia (both described overleaf) will be important factors to continued earnings growth, as will the continued economic recovery in Argentina and Brazil.

Capital investment and portfolio actions

Capital investment in 2003 was $2,398 million compared with $7,945 million in 2002. Investment levels in 2002 included $5.1 billion relating to the acquisitions of Pennzoil-Quaker State Company (PQS), the Texaco downstream assets in the USA and DEA in Germany. Excluding these acquisitions, investment fell by some $400 million from 2002 to 2003. This reflected completion of the Scotford Refinery modifications in Canada in 2002, lower investment levels in Europe (as a result of reduced information technology and commercial spend) and lower transportation spend in the USA. This was slightly offset by increased investment at the Geelong refinery in Australia to meet fuel sulphur specifications.

In 2003 further progress was made on integrating assets from the 2002 PQS acquisition with savings delivered through the closure of seven lube-oil-blend plants and two base oil plants, and the reduction in personnel of over 900 by the end of 2003. Similar progress has been made in connection with the Texaco downstream assets in the USA. At the end of 2003, over 4,200 sites had been rebranded from Texaco to Shell and personnel levels have been reduced by over 2,000 as business structures have been simplified. Progress on integrating the US acquisitions is going according to plan and is expected to be concluded by the end of 2004. In Germany, assets from the 2002 acquisition of DEA were fully integrated into the Group’s business in this key market, with over 600 retail sites rebranded to Shell by the end of 2003.

Also in 2003, and providing further support to the strength of our marketing businesses, we announced an expansion of our relationship with Sainsbury’s in the UK to provide joint fuel and convenience retailing at 100 Shell sites. In Australia, we reached an agreement with retailer Coles Myer to operate Shell retail sites across the country providing improved service and choice for customers. Under our differentiated fuels strategy, premium fuels continued to be launched in key markets, including V-Power in Germany. In January 2004, we launched our new Global Lubricants business. Operating in more than 120 countries with an extensive network of base oils and blending plants, the business produces a large range of high-quality lubricants. These initiatives will help to improve our retail efficiency and grow higher value product sales.

We continued to actively manage our portfolio resulting in the sale of a range of assets, including several non-strategic onshore crude pipelines in the USA and the liquefied petroleum gas (LPG) business in Brazil. In 2003, we completed the sale of our interest in the Excel Paralubes base oil plant, sold a number of retail sites in Germany in order to meet the regulatory requirements for the DEA acquisition and announced the 2004 closure of the Bakersfield refinery in California. Shell Gas Italia announced the planned sale of its non-automotive LPG interests to Liquigas. We also announced our intention to sell AB Svenska Shell in Sweden. In May 2004 Motiva Enterprises LLC (Group interest 50%) completed the sale of its Delaware City refinery. In 2004 we also announced plans to restructure operations in Venezuela which will include transferring our role as wholesaler to local entrepreneurs during 2004.

Outlook and strategy

Over the past 10 years, the average annual oil demand growth has been just over one million barrels per day. We expect general global economic expansion to increase demand growth in 2004 above that level. However, much will depend on the strength of the US economic expansion and the continuation of the strong Asian economic growth, particularly China.

The high refining margins in 2003 resulted from a number of exceptional factors. We expect the level of refining margins in 2004 will ultimately depend on the pace of global economic expansion, the severity of the northern hemisphere winter, OPEC supply policy, and potential product supply disruptions as specification changes in the USA are introduced. Marketing margins will continue to be influenced by oil price volatility and exchange rates and will be subject to intense competition in the mature markets.

We will retain our focus on improving and developing products and services for our customers, including the continued development of new products such as differentiated retail fuels. Improvements to supply chain management will be one of our main priorities. We will continue to upgrade our portfolio and to strive for operational excellence across all our business assets.

2002 compared to 2001

Earnings

Segment earnings for the year were $2,627 million compared with $1,970 million in 2001, an increase of 33%. This increase reflects primarily inventory holding gains resulting from FIFO accounting and to a lesser extent contributions to earnings resulting from the three acquisitions completed during the year of DEA in Germany and PQS and the Texaco downstream assets in the USA. These increases were partially offset by the general deterioration in the business environment that began in late 2001. A weak global economy reduced demand for oil products, together with rising oil prices, put pressure on refining and marketing margins. Refining margins recovered temporarily in October and November when the seasonal product demand increase coincided with falling crude oil prices.

54 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

In 2002, net proceeds increased by some $1 billion outside the USA and some $42 billion in the USA. This increase in the USA largely reflects a $43 billion change in proceeds associated with the acquisition of Texaco’s interests in Equilon Enterprises (previously accounted for as an associated company) and the fourth quarter acquisition on PQS. Gross margin (calculated as net proceeds minus purchases) similarly increased by some $5 billion in large part due to the US acquisitions in 2002.

Operating expenses increased by $4,047 million and depreciation by $789 million primarily in the USA as a result of the consolidation of the 2002 acquisitions. As a percentage of gross margin, operating expenses increased by two percentage points while depreciation remained fairly flat. The increase in operating expenses and depreciation in the USA was offset slightly by lower restructuring charges in 2002, as 2001 included $219 million (after taxes) charge related to the acquisition of the Texaco downstream assets (which acquisition was agreed to in 2001 and completed in February 2002).

Capital investment

Capital investment in 2002 amounted to $7.9 billion which included $5.1 billion relating to the three major acquisitions and an increase in non-acquisition capital investment of $0.8 billion, which accompanied the consolidation of Equilon Enterprises (Group interest now 100%). This reflects an increase in underlying capital investment of $500 million versus investment levels in 2001 of $1.5 billion. This additional capital investment was predominantly made in Europe for refinery upgrades.

Portfolio actions

The Oil Products portfolio was strengthened in 2002 through the acquisitions of DEA in Germany and PQS and the Texaco downstream assets in the USA, which will reinforce the Group’s objective of being the leading global downstream company.

In January 2002, Oil Products formed a 50:50 joint venture in Germany with RWE-DEA and in July the Group took ownership of 100% of the venture for cash consideration of $1.3 billion, payable in July 2003.

The acquisition of the Texaco downstream assets in the USA was completed in February 2002. Business structures have been streamlined and some 800 of the Texaco stations have been rebranded to Shell at the end of 2002, which reflects approximately 10% of the rebranding programme that is expected to be completed by the end of 2004. As part of the upgrading of the quality of the overall retail network in the USA, the total number of combined Texaco and Shell sites will be reduced by some 30%.

The purchase of PQS in the USA was completed in October 2002 after regulatory clearance. The transaction has a total equity value of $1.9 billion and the Group has also taken on $1.3 billion of debt. The acquisition will make Shell a leader in both the US and global lubricants markets. The transaction resulted in the recognition of $1.7 billion of goodwill, reflecting strong positions in a variety of market channels.

Chemicals

Earnings (US GAAP)		$ million

		2002	2001
	2003	As restated	As restated

Net proceeds (including inter-segment sales)	20,817	15,207	14,250
Purchases (including change in inventories)	(16,952)	(12,035)	(11,041)
Depreciation	(678)	(401)	(404)
Other cost of sales	(2,234)	(1,518)	(1,866)
Operating expenses	(1,065)	(815)	(973)

Operating profit of Group companies	(112)	438	(34)
Group share of operating profit of associated companies	(165)	213	(27)

Operating profit	(277)	651	(61)
Other income/(expense)	(43)	(13)	(4)
Taxation	111	(73)	192

Segment earnings	(209)	565	127

2003 compared to 2002

Earnings
Segment earnings showed a loss of $209 million compared with a profit of $565 million in 2002. These results include charges for asset impairments and restructuring in Polyolefins (Basell $286 million), recorded within Group share of operating profit of associated companies, and in Catalysts ($128 million) and other asset impairment charges ($64 million). There was also a net charge of $71 million relating to environmental and litigation provisions and a loss on the sale of a minority interest in a divested business, which was partly offset by various tax credits.

The impairments reflect changes in the assessment of future returns relative to the value of our assets. The impairment of our equity investment in the Basell joint venture reflected a reassessment of the outlook for the business. The factors contributing to this reassessment were the continued vulnerability of the business to weak economic conditions and anticipated changes in the industry and

Royal Dutch/Shell Group of Companies  55

Discussion and Analysis of Financial Condition and Results of Operations

competitive landscape. In Catalysts, we streamlined the business portfolio to focus on high-performance catalysts and took an asset impairment in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations.

Earnings for 2002 included $62 million of charges for asset rationalisation, mainly related to plant closures. Earnings benefited from a tax credit of $102 million associated with the reassessment of the Group’s ability to utilise prior year tax losses upon the formation of Shell Chemicals Europe B.V.

Setting aside the effects of the factors described above, earnings in 2003 were $185 million lower. Sales volumes, including traded products, increased by 19% from a year ago benefiting from capacity additions and volumes from new units. However, there was a decline in overall Chemicals unit margins (defined as proceeds less cost of feedstock energy and distribution per tonne of product sold). This was due to high and volatile feedstock and energy costs and surplus capacity, particularly in the USA. Fixed costs were higher, reflecting planned increases in capacity and higher than normal asset maintenance activity, project expenses, increased costs for benefits including pensions, as well as the adverse impact of the weaker US dollar.

Capital investment and portfolio actions

Capital investment in 2003 was $587 million compared with $839 million in 2002. In 2003 we further strengthened our portfolio through new investments, upgrading existing facilities and the restructuring and closure of a number of assets.

Investment was primarily in ongoing projects, including those related to regulatory compliance, maintenance and upgrading of existing facilities. There was also investment to finance the ongoing construction of the Nanhai petrochemicals complex in China. Initial milestones were met with the completion of project financing and the start of construction of the Nanhai plant. The new polymer polyols plant at Pernis in the Netherlands marked the latest step in a long-term strategy to strengthen our position as a supplier to manufacturers of polyurethane foams. In the Gulf Coast region of the USA, we completed a project to improve the quality of heavy olefin feed. The joint venture butadiene extraction plant in Texas started production in the first quarter of 2004.

We invested to upgrade and improve existing plants to ensure their ongoing efficiency and competitiveness. We made significant progress in improving and expanding cracker capacity in Texas, which became operational at the end of the first quarter of 2004. Improvements include upgrading existing equipment with new control systems and nitrogen oxide reduction technology. We also began work to upgrade the Aubette steam cracker at the Berre complex in the south of France. This upgrade will improve integration with the adjacent refinery as well as make it possible to reduce sulphur dioxide emissions by 25% versus the 2000 level.

We continued to actively manage our portfolio with ongoing reviews of plant viability and the closure or mothballing of under-performing assets. Operations ceased at the Bayer-Shell Isocyanates joint venture. The charges associated with closures and the asset restructurings and impairments described above adversely impacted our current year earnings but the overall effect on returns over time is expected to be positive.

Outlook and strategy

The short-term outlook for the chemicals industry is uncertain, with continued high and volatile feedstock costs and unpredictable recovery in demand in key markets. Sustained profitability will depend on an improvement in industry operating rates as a result of demand growth reducing surplus capacity. Asia Pacific remains the main source of expected growth. The principal medium-term risks facing the Chemicals business are associated with industrial production growth in relation to capacity levels and operating rates, as well as the volatility of feedstock costs.

Over the medium term we aim to be among the best performers in petrochemicals, in line with the industry’s top quartile performers. We will focus on crackers and first-line derivatives, delivering bulk petrochemicals to large industrial customers. The key strategic actions that we believe will help us to achieve those aims and partially mitigate medium-term risks are to focus on upgrading our portfolio and further streamlining global processes. Capital investment will be centred on our US crackers and on the successful start up of the Nanhai petrochemicals complex. Further standardisation of our business processes is expected to bring improvements in cost-effectiveness and in the way we respond to our customers.

2002 compared to 2001

Earnings

The business environment for chemicals showed some improvement after the extremely challenging conditions in 2001 although trading conditions, especially in the USA, remained difficult. Segment earnings of $565 million were a significant improvement compared with $127 million the previous year.

Operating profit from Group companies increased by $472 million primarily due to lower fixed costs and higher sales volumes, partly offset by a decline in unit margins (defined as proceeds less cost of feedstock, energy and distribution divided by sales volumes). In addition for certain inventories in North America, Shell has changed the method of inventory costing from the last-in first-out to the first-in first-out method. The cumulative impact on operating profit in 2002 relative to 2001 was an increase of $275 million. Industry utilisation remained flat in Europe, but improved in the USA from historically low levels in 2001. Lower gas feedstock prices relative to

56 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

crude oil prices in the USA made the economics of cracking liquid feedstocks less favourable. Fixed costs decreased from 2001 and reflected portfolio changes including the effects of prior year divestments (approximately $60 million), lower planned asset maintenance expenditure (approximately $40 million) and reduced information technology costs (approximately $35 million). Total unit costs, excluding feedstock costs, improved by 7% versus 2001 mainly as a result of higher volumes and lower fixed costs. The benefit of volume growth, mainly from new production capacity coming on stream, was partially negated by depressed unit margins thus making a net contribution of some $50 million to operating profit. In 2002, Chemicals earnings include $62 million of charges for asset rationalisation, mainly related to plant closures.

Group share of operating profit from associated companies increased by $240 million. This reflected a recovery in polyolefins margins relative to 2001, when margins were very depressed and margin improvements from low cost supply positions in the Middle East. In addition, associate earnings benefited from cost reductions, primarily in Basell, the 50:50 joint venture with BASF.

Taxation for the year included a credit of $102 million (2001: $65 million) associated with the reassessment of the Group’s ability to utilise prior year tax losses upon the formation of Shell Chemicals Europe B.V. Excluding these and the effects of divestments in 2001, the higher tax rate in 2002 was associated with the incidence and the nature of taxable gains and losses generated by the Chemicals business.

Capital investment

Capital investment in 2002 totalled $839 million compared with $751 million in 2001. Approximately half of the capital investment was related to regulatory compliance, maintenance and upgrading of existing facilities. The remainder was for new projects to manufacture and sell bulk petrochemical building blocks to large industrial customers. Some 20% of the capital expenditure was new investment in associated companies and included the initial equity investment in southern China for the Nanhai petrochemicals project.

Portfolio actions

After a period when the focus has been on restructuring (including divestments), attention in 2002 turned to strengthening and enhancing the retained Chemicals portfolio.

The final investment decision on the Nanhai petrochemicals project in Guangdong in China was taken. The Group has a 50% share in this $4.3 billion project, which constitutes its largest ever single Chemicals investment. Construction work is due to start in 2003, with the plant scheduled to be completed in late 2005. A key challenge for Chemicals is the management of the uncertainties inherent in projects as large and complex as those it typically undertakes. Project management processes are used on projects of this type, whereby risks are closely monitored and actions taken to mitigate as appropriate.

In 2002, Chemicals brought on-line some 2 million tonnes of new production capacity, which is approximately equal to 9% of the Group’s operated production capacity in that year. Successful completion of a fourth olefins and alcohols unit at Geismar in the USA consolidated the Group’s position as one of the world’s largest suppliers of higher olefins and detergent alcohols. The $500 million Ellba Eastern complex in Singapore started operation. This is a 50:50 joint venture with BASF to produce styrene monomer, propylene oxide and polyolefins.

A new benzene unit in the Netherlands was completed ahead of schedule. The plant uses new technology to minimise environmental impact and help reduce transportation of benzene in the Group’s European businesses. The unit will take benzene-rich streams from the Moerdijk cracker and other Shell European locations and the output will be used for styrene monomer/propylene oxide production on the same site.

Construction started at the new polymer polyol plant at Pernis in the Netherlands. The plant, which is expected to be completed in 2003, will be the largest in Europe and will consolidate the Group’s position as a leader in the global polyols market. A joint venture (Group interest 50%) was established with SGF Chimie to build and operate a polytrimethylene terephthalate plant in Montreal, Canada. These products are used in carpeting and textiles.

The drive to simplify and streamline business processes and to make it easy to do business with Shell Chemical companies continued. A single marketing and supply company for Europe was established in order to improve speed and efficiency for customers and suppliers.

Other industry segments

Earnings (US GAAP)		$ million

	2003	2002	2001

Segment earnings	(267)	(110)	(287)

2003 compared to 2002

Segment earning for 2003 showed a loss of $267 million compared with a $110 million loss in 2002. These results include the effect of a Shell Solar goodwill impairment of $127 million, taken following an extensive review to assess the value of the business. While Shell maintains its view on the long-term potential of solar energy as one of the more promising technologies in the field of renewable energy,

Royal Dutch/Shell Group of Companies  57

Discussion and Analysis of Financial Condition and Results of Operations

in 2003 the industry faced persistent production overcapacity, strong competition and uncertain market circumstances. The remaining losses were realised across all business lines in the segment and reflected the current year operating results of developing future business opportunities.

The sale of the main forestry operations was completed in 2003. Certain support services were transferred from Other industry segments to Corporate with effect from 2003.

With increased political and consumer support, growth in wind energy and solar power is expected to continue at more than 20% a year.

2002 compared to 2001

The smaller loss in 2002 compared to 2001 principally reflects a smaller loss in Shell Consumer. Capital investment for 2002 totalled $329 million, including $142 million relating to the acquisition of solar assets and $157 million for the acquisition of two wind parks in the USA.

Renewables

2003
The year saw a number of important technological developments in our solar business. At Gelsenkirchen in Germany, we opened a second photovoltaic cell manufacturing line with a capacity to produce six million cells a year. New technology has brought improvements in the efficiency of these cells helping to drive down costs and increase the competitiveness of solar energy. We made further progress in developing and supplying thin film technology which provides improved efficiency under cloudy conditions and will ultimately be more cost-effective. We also continued to develop our rural solar operations. This included a contract agreed to supply solar powered electricity to 26 remote villages in China and the installation of the 20,000th solar system in Sri Lanka.

Our WindEnergy business continued to grow with the construction of two new wind parks in Colorado and Texas. The park at Colorado Green will supply power to 52,000 households and is our largest wind installation so far. When combined with the Brazos wind park, Texas, this more than doubles our wind capacity in the USA to 550MW.

Shell Consumer

2003
From its start in 2001, Shell Consumer has built a portfolio of products and services ranging from gas and electricity to credit cards. The business has nearly one and a half million customers in markets across the world. In the home energy sector 70,000 gas customers were acquired in Ohio at the end of 2003, meaning the business now provides gas and electricity to more than 500,000 customers in Norway, the Netherlands and the USA. During the year the car servicing business continued to grow and now has 300 sites in six countries.

The launch of Shell Drive in Düsseldorf in Germany is an example of an entry into an exciting and innovative new business. Shell Drive offers urban residents, who are occasional car drivers, easy and convenient access to a vehicle. Cars are booked over the telephone or internet and are rented by the hour, day or week. They can then be picked up at a convenient location using a card access. The response so far from customers has been very positive with take-up ahead of target.

Shell Hydrogen

2003
In 2003 Shell Hydrogen participated in a number of government supported refuelling projects for hydrogen-powered vehicles that have been demonstrating their attractive performance characteristics in everyday traffic conditions. This included refuelling stations at bus depots in Amsterdam and Luxembourg and a liquid hydrogen refuelling station in Tokyo.

The first fully Shell-branded hydrogen station was opened in Iceland. This currently supplies a small fleet of public buses, but if the trial proves successful, private hydrogen vehicles could be introduced to meet the Icelandic Government’s aim of eventually replacing all fossil fuels with hydrogen.

We continue to work with governments and a range of leading business partners to develop hydrogen as an attractive and commercially viable fuel. We are building a distinctive portfolio of operational, technical and commercial knowledge to grow significant shareholder value as the markets for hydrogen fuel develop over the coming years.

Corporate

Earnings (US GAAP)		$ million

	2003	2002	2001

Segment earnings	(917)	(751)	(320)

58 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

2003 compared to 2002

The loss of $917 million in 2003 compares with a loss of $751 million in 2002. This increase was due to higher net difference in exchange effects on financing arrangements and increased interest charges due to higher average debt, partly offset by net tax credits.

2002 compared to 2001

Segment earnings for 2002 showed a loss of $751 million compared with $320 million in the previous year. The increased loss is mainly a result of higher net interest costs, reflecting the increase in debt as a result of the 2002 acquisitions.

Liquidity and capital resources

2003 compared to 2002
Statement of Cash Flows
Cash flow provided by operating activities reached a record level of $21.7 billion in 2003 compared with $16.3 billion in 2002. Net income increased to $12.5 billion in 2003 from $9.7 billion in 2002, reflecting higher realised prices in Exploration and Production. Additionally, $4.5 billion of cash flows were realised in 2003 through sales of assets (2002: $1.6 billion). Cash flow in 2003 has mainly been deployed for capital expenditures ($12.3 billion), debt repayment ($4.7 billion) and dividends paid to Parent Companies ($6.2 billion). In preference to paying additional dividends to the Parent Companies to fund share buybacks, the Group strengthened its balance sheet by repaying debt and buying out certain minority interests. Royal Dutch and Shell Transport paid dividends to their shareholders totalling $6.4 billion (2002: $5.5 billion; 2001: $5.1 billion).

Within cash flow used in investing activities ($8.3 billion), capital expenditure, acquisitions and new investments in associated companies decreased from $22.3 billion to $13.2 billion. The purchases in 2002 of Enterprise Oil, Pennzoil-Quaker State and Equilon increased the 2002 figure by $8.9 billion. The lower total cash used in investing activities also reflects an increase of $2.9 billion in proceeds from sales of assets, including the Group’s interest in Ruhrgas, to $4.5 billion.

Outlook

In general, the most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are changes in realised prices for crude oil and natural gas, crude oil and natural gas production levels and refining and marketing margins. These factors are also the most significant affecting net income. Acquisitions, such as Enterprise and Pennzoil Quaker State in 2002, and divestments, such as the Exploration and Production dispositions in 2003, can affect the comparability of cash flows in the year of the transaction. On a longer term basis, the ability to replace proved reserves that are produced affects cash provided by operating activities, as well as net income.

Because the contribution of Exploration and Production to earnings is significantly larger than the Group’s other businesses, changes affecting Exploration and Production, particularly changes in realised crude oil and natural gas prices and production levels, have a significant impact on overall Group results. While Exploration and Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) will be dependent on the extent to which the prices of individual types of crude oil follow the Brent benchmark, the dynamics of production sharing contracts, the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price, tax impacts, the extent to which crude oil price changes flow through into operating costs and the impacts of natural gas prices (for example, in 2002, average realised crude oil prices rose, while average realised natural gas prices fell). Accordingly, changes in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration and Production.

In Oil Products, our second largest business, decreases in crude oil and natural gas prices can generally be expected to lead to short-term increases in refining and marketing margins at the time the change occurs, while increases generally result in lower margins. However, this relationship is complex, and the impact and timing of any particular change will depend upon whether and when prices of specific grades of refined products follow benchmark crude oil prices, as well as local market factors including the actions of competitors and the availability of supply of particular grades of refined oil products in the relevant market. In addition, there do not exist commonly agreed benchmarks for refinery and marketing margins, to the same extent that Brent crude oil prices and Henry Hub natural gas prices, in the USA, serve as benchmarks in the Exploration and Production business.

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration and Production, which in turn will affect the Group’s cash flow provided by operating activities and net income. After giving effect to the Reserves Restatement, the Group’s five year reserves replacement ratio for the period 1999-2003 was 66%. The field decline rate for Exploration and Production’s existing business is approximately 6 to 8 percent per year. The Group will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making appropriate acquisitions. The Group strives to offset the effects of field decline through these measures and, as a result, production increased in 2001 and 2002. The Group’s goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance

Royal Dutch/Shell Group of Companies  59

Discussion and Analysis of Financial Condition and Results of Operations

and regulatory changes. The Group currently expects overall production to dip in 2005 and then to increase beginning in 2006 as additional production from new projects begins to come on-stream.

The Group has a diverse portfolio of development projects and exploration opportunities, which helps mitigate the overall political and technical risks of Exploration and Production and the associated cash flow provided by operating activities. As a result of its financial strength and debt capacity, the risk associated with failure or delay of any single project would not have a significant impact on the Group’s liquidity or ability to generate sufficient cash flows for operations and fixed commitments.

It is the Group’s intention to continue to divest and, where appropriate, acquire assets as part of active portfolio management. However, the Group does not generally expect that the purchase and sale of assets in the normal course of business will have a significant effect on cash flow provided by operating activities. The amount of divestments will depend on market opportunities and therefore all related assets have not yet been recorded as assets held for sale. In April 2004 Shell reached an agreement for the sale of its 50% interest in offshore Block 18 in Angola for some $600 million.

The Group manages its portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on conservative assumptions relating to crude oil prices relative to average historic crude oil prices. From 1984 through 2003 the Brent crude oil price has averaged around $20 a barrel, from 1994 through 2003 it averaged approximately $21 a barrel and from 1999 through 2003 the price averaged approximately $25 a barrel.

As described in Note 2 to the Group Financial Statements the treatment of exploration costs has been changed such that certain costs that had previously been capitalised for longer than 12 months following the completion of exploratory drilling are now expensed. In connection with this change in accounting treatment, certain costs were reclassified from capital expenditures to exploration expense. This change in accounting treatment does not impact cash flows and is not anticipated to affect the future levels of exploration investment. In addition, this change in accounting treatment will mean that in future years drilling costs for some exploratory wells will be expensed earlier than in the past. The effect of this change on net income and depreciation, depletion and amortisation will depend on the actual exploration success and the timing of the progression of development projects associated with exploratory drilling.

Financial condition and liquidity

Cash and cash equivalents amounted to $2.0 billion at the end of 2003 (2002: $1.6 billion). Total short and long-term debt was little changed between 2002 and 2003, but this reflected a net repayment of $4.7 billion, offset by the recognition of certain long-term obligations (including tolling agreements) as on-balance sheet debt in 2003 and the $1.8 billion impact of exchange rate fluctuations on non-US dollar-denominated debt. Long-term debt maturing during 2004 is $1.8 billion, while commercial paper borrowings totalled $6.3 billion at the end of 2003.

The Group currently maintains $2.3 billion of committed bank facilities, as well as internally-available liquidity (some $1 billion), to provide back-up coverage of commercial paper maturing within 30 days.

The maturity profile of the Group’s outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity. The committed facilities, which are with a number of international banks, are renewed on an annual basis. The Group expects to be able to renew these facilities on commercially acceptable terms. The Group expects that commercial paper borrowings in 2004 could range up to $8.0 billion.

A debt covenant (interest cover ratio) on $1.3 billion of non-recourse debt owed by a Group company (interest 64%) was breached in 2001. This breach is continuing and the company is in default on the full principal balance of $1.3 billion. As this debt is non-recourse, the breach has had no impact on the Group’s other borrowing arrangements.

Total debt at the end of 2003 amounted to $20.1 billion and the Group’s total debt ratio decreased from 23.5% in 2002 to 20.9% in 2003. The level of the debt ratio remains in accordance with the medium-term gearing philosophy of the Group, which establishes a target gearing of between 20% and 30% inclusive of certain off-balance sheet obligations of a financing nature. The total debt outstanding (excluding capital leases) at December 31, 2003 will mature as follows: 56% in 2004, 6% in 2005, 8% in 2006, 11% in 2007 and 19% in 2008 and beyond.

Credit ratings

On April 19, 2004, Standard & Poor’s Ratings Services (S&P) downgraded to “AA+” from “AAA” its long-term ratings on the Royal Dutch/ Shell Group of Companies (through a downgrade of the Group Holding Companies, Shell Petroleum N.V. and The Shell Petroleum Co. Ltd and their subsidiary Shell Oil Company). On April 21, 2004 Moody’s Investors Services (Moody’s) downgraded the long-term debt ratings of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC, the guaranteed subsidiaries of the Group Holding Companies to “Aa1” from “Aaa”. These new ratings remain under review for possible further downgrade. The credit ratings given to the commercial paper programmes of the guaranteed subsidiaries have been confirmed by S&P and Moody’s at their original levels of “A-1+” and “Prime-1”, respectively.

60 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

The Group, having locked in long-term debt for periods of up to five years, will notice an increase in its funding cost only as the debt matures and is replaced with new issues. The average maturity profile is approximately two and a half years. If the $5 billion long-term debt borrowed under the borrowing programmes to which the ratings apply is fully refinanced, our annual pre-tax borrowing cost is expected to increase by approximately $5 million. In light of the unchanged short-term credit ratings, it is expected that there will be no impact on the cost of commercial paper borrowing.

Capital investment and dividends

Group companies’ capital expenditure, exploration expense, new investments in associated companies and other investments decreased by $10.3 billion to $14.3 billion in 2003, mainly reflecting the high level of acquisition expenditures in 2002.

Exploration and Production expenditures of $9.2 billion (2002: $14.1 billion) accounted for more than half this total. Gas & Power accounted for $1.5 billion (2002: $0.7 billion). Oil Products investment amounted to $2.4 billion (2002: $7.9 billion). Chemicals investment was $0.6 billion (2002: $0.8 billion). Investment in Other industry segments was $0.2 billion (2002: $0.4 billion).

A Group share of capital investment of around $13 billion is required on average each year to grow the capital base, taking into account an expected $2 billion of divestments each year. After dividends and capital investment, the priority for use of cash generated is the maintenance of a prudent balance sheet, most likely through debt reduction. Both the medium and long-term focus will remain on improvement of underlying operational performance in order to continue to deliver consistently strong cash flows.

Group share of capital investment in 2004 is estimated to be in the range of $14.5 billion to $15 billion, with Exploration and Production continuing to account for the majority of this amount. The Parent Companies have decided to implement a share buyback programme of approximately $2 billion for the year 2004, including the purchase of shares for hedging of employee stock options. It is expected that the Group companies’ investment programme will be financed largely from internally generated funds.

The aim of the Royal Dutch/ Shell Group of Companies is to provide per share increase in dividends at least in line with inflation of the currencies of the Parent Companies’ base countries over a period of years. The US dollar dividend amount is based on exchange rates between the euro, sterling and the dollar.

2002 compared to 2001

Statement of Cash Flows
Cash flow provided by operating activities decreased to $16.3 billion in 2002 from $16.9 billion in 2001, or 3.6%, while net income decreased to $9.7 billion from $10.4 billion, or 6.7%. The primary factors causing the 2002 change in cash flow provided by operating activities were weakness in both refining and marketing margins in Oil Products and lower realised gas prices, partially offset by higher crude oil prices and higher hydrocarbon production volume. Additionally, $1.6 billion of cash flows were realised from sales of assets in 2002 ($1.8 billion in 2001).

Cash inflow during 2002 has been deployed mainly in investments, with capital expenditure and new investments in associated companies of $13.4 billion and acquisition expenditures accounting for a further $9 billion, comprising the purchases of Enterprise Oil ($5 billion cash consideration), Pennzoil-Quaker State ($2 billion cash consideration) and Texaco’s downstream assets in the USA ($2 billion cash consideration). Capital expenditure and new investments in associated companies in 2001 was $10.7 billion and included acquisitions of Exploration and Production companies Fletcher Challenge Energy ($1.0 billion) and McMurry ($0.3 billion).

Other major uses of funds were dividends paid to Parent Companies ($7.0 billion in 2002 compared to $9.4 billion in 2001) and net purchases of Parent Company shares for stock option and other incentive compensation programs of $0.9 billion. Royal Dutch and Shell Transport paid dividends to their shareholders totaling $5.5 billion and executed share buybacks of $1.3 billion in 2002 compared to $5.1 billion and $4.0 billion, respectively, in 2001. The net effect of the flow of funds for 2002 was a decrease of $5.1 billion in cash and cash equivalents and a net increase in short and long-term debt of $6.7 billion.

Financial condition and liquidity

Cash and cash equivalents amounted to $1.6 billion at the end of 2002, compared to $6.7 billion at the end of 2001, principally reflecting the acquisition activity during 2002. Total short and long-term debt increased $13.9 billion between 2001 and 2002, reflecting additional borrowings of $6.7 billion and assumed debt of companies acquired in 2002. Maturing long-term debt in the next twelve months is $2.2 billion, whilst commercial paper borrowings, which are short term, totalled $7.7 billion at the end of 2002.

Guarantees and other off-balance sheet obligations

Guarantees at December 31, 2003 were $3.4 billion (2002: $4.1 billion). At December 31, 2003, $1.8 billion were guarantees of debt of associated companies, $0.7 billion were guarantees for customs duties and other tax liabilities and $0.9 billion were other guarantees. Guarantees of debt of associated companies mainly related to InterGen ($1.2 billion) and Nanhai ($0.4 billion).

At December 31, 2002, the Group had operating leases under which total minimum payments were $8.6 billion, long-term purchase obligations associated with financing programs requiring aggregate payments of $3.6 billion and certain power generation contracts

Royal Dutch/Shell Group of Companies  61

Discussion and Analysis of Financial Condition and Results of Operations

(referred to as tolling agreements) amounting to $6.9 billion (of which approximately $700 million is conditional upon the exercise of a renewal option by the owner of one of the plants).

Contractual obligations

The table below summarises Group companies’ principal contractual obligations at December 31, 2003, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

	$ billion

		Within	2-3 years	4-5 years	After 5 years
		1 year	(2005/	(2007/	(beyond
	Total	(2004)	2006)	2008)	2008)

Long-term debt[a]	10.3	1.8	2.7	2.6	3.2
Capital leases[b]	1.1	0.1	0.2	0.1	0.7
Operating leases	10.0	1.8	2.1	1.4	4.7
Purchase obligations[c]	131.1	46.3	26.1	18.5	40.2
Other long-term contractual liabilities	0.8	0.2	0.3	0.1	0.2

Total	153.3	50.2	31.4	22.7	49.0

a	Comprised of $9.1 billion as disclosed on the Group balance sheet, plus long term debt due within one year, less capitalised lease payments (see Note 15).

b	Includes executory costs and interest.

c	Raw material and finished products account for 86% of total purchase obligations.

In addition to the amounts presented in the above table, contributions to defined benefit pension plans during 2004 are estimated to be $1.3 billion. Interest expense related to long term debt is estimated to be $0.4 billion in 2004. The Group also has other obligations connected with asset retirements (see Note 23 to the Group Financial Statements) that are not contractually fixed as to timing and amount.

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

The Group’s approach to internal control includes a number of general and specific risk management processes and policies. Within the essential framework provided by the Statement of General Business Principles, the Group’s primary control mechanisms are self-appraisal processes in combination with strict accountability for results. These mechanisms are underpinned by established Group policies, standards and guidance material that relate to particular types of risk; structured investment decision processes, timely and effective reporting systems and performance appraisal.

Examples of specific risk management mechanisms include:

–	regular review of significant risks by the Committee of Managing Directors and the Conference (meetings between the members of the Supervisory Board and the Board of Management of Royal Dutch and the Directors of Shell Transport);

–	a common health, safety and environment (HSE) policy, a common requirement for HSE management systems, and external certification of the environmental component of such systems for major installations;

–	a financial control handbook that establishes standards for the application of internal financial controls;

–	arrangements for the management of property, liability and treasury risks; and

–	a business control incident reporting process that enables monitoring and appropriate follow-up actions for incidents arising as a result of control breakdowns. Lessons learned from these incidents are used to improve the Group’s overall control framework.

A formalised self-appraisal and assurance letter process is in place. Annually the management of every business unit provides assurance as to the adequacy of governance arrangements, risk and internal control management, HSE management, financial controls and reporting, treasury management, brand management and information management. Country Chairs also provide assurance regarding compliance with the Statement of General Business Principles and other important topics; as part of this process business integrity concerns or instances of bribery or illegal payments are to be reported. Assurance letter results including any material qualifications are reviewed by the Group Audit Committee and support representations made to the external auditors.

In addition to these structured self-appraisals, the assurance framework relies upon objective appraisals by internal audit. The results of internal audit’s risk-based reviews of Group operations provide the Group Audit Committee with an independent view regarding the effectiveness of risk and control management systems.

62 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

These established review, reporting and assurance processes enable the Conference to regularly consider the overall effectiveness of the system of internal control and to perform a full annual review of the system’s effectiveness.

Taken together, these processes and practices provide confirmation to the Group Holding Companies that relevant policies are adopted and procedures implemented with respect to risk and control management.

As discussed below under “Controls and Procedures” the Parent Companies have determined, based largely on the investigation and report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserve bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves, which also had an effect on the financial statements.

Property and liability risks

The Group’s Operating Companies insure against most major property and liability risks with the Group’s captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.

Treasury and trading risks

As further discussed in Note 28 to the Group Financial Statements on pages G33 and G34, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

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

Each Group company measures its foreign currency exposures against the underlying currency of its business (its functional currency), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency.

The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.

Specific Group companies have a mandate to operate as traders in crude oil, natural gas, oil products and other energy related products, using commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.

Supplementary information on derivatives and other financial instruments and derivative commodity instrument is given on pages G56 to G67 of this report.

Pension funds

It is expected that the actuarial valuations of the Group’s four main pension funds in aggregate at the end of 2003 will show an increased surplus of assets over liabilities compared with the end of 2002, mainly resulting from the improved investment performance during 2003. These actuarial valuations, rather than the Group accounting policy FAS 87 measure (Note 20 to the Group Financial Statements on pages G23 to G25), are the basis on which the funds’ trustees steer the funds and define the required contributions from the member companies.

Environmental and decommissioning costs

Group companies are present in over 145 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to implement a health, safety and environmental management system that is suited to its particular circumstances.

Royal Dutch/Shell Group of Companies  63

Discussion and Analysis of Financial Condition and Results of Operations

The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of waste at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2003 for Group companies, based on allocations and managerial judgment, is $1.3 billion (2002: $1.1 billion).

Expenditures of a capital nature to limit or monitor hazardous substances or releases, include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgments which develop over time. Consistent with the preceding, estimated environmental capital expenditures made by companies with major capital programmes during 2003 were $0.7 billion (2002: $0.8 billion). Those Group companies are expected to incur environmental capital costs of at least $0.7 billion during 2004 and $0.5 billion during 2005.

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

At the end of 2003, the total liabilities being carried for environmental clean-up were $972 million (2002: $797 million). In 2003, there were payments of $175 million and increases in provisions of $252 million. The Group has introduced US accounting standard FAS 143 (Asset Retirement Obligations) with effect from January 1, 2003 (see Note 3 to the Group Financial Statements on page G11). The fair value of the obligations being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, at December 31, 2003 amounted to $4,044 million (2002: $3,599 million using a cost-accumulation measurement approach).

Employees

There has been an overall increase in the number of employees in the Group during 2003. Increases from new operations and business expansion were partly offset by reductions arising from restructuring and the sale of businesses.

Research and development costs

The Group’s research and development (R&D) programmes are designed to enable the Group to reduce costs and improve operations. Total R&D expenses for 2003 were $584 million, (2002: $472 million).

International Financial Reporting Standards

Under a 2002 EU Regulation, publicly-listed companies will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The Group’s IFRS implementation project is on target to meet this requirement. At this stage the impact cannot be determined, as there are a number of decisions and choices still to be made as a first time adopter of IFRS.

The Group expects to follow the Committee of European Securities Regulators’ recommendations regarding disclosures during the period leading up to publication of the 2005 financial statements, including impact analysis in the 2004 financial statements and quarterly information in accordance with IFRS during 2005.

Cautionary statement

The Discussion and Analysis of Financial Condition and Results of Operations and other sections of this report contain forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

CRITICAL ACCOUNTING ESTIMATES

In order to prepare the Group Financial Statements in conformity with generally accepted accounting principles in the Netherlands and the United States, management of the Group has to make estimates and judgements. The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group Financial Statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 3 to the Group Financial Statements.

64 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Estimation of oil and gas reserves

Oil and gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows presented in our “Supplementary information – Oil and Gas (unaudited)” (see pages G44 to G55) and changes in proved oil and gas reserves, particularly developed reserves, will affect unit-of-production depreciation charges to income.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, and decommissioning provisions) that are based on proved reserves are also subject to change.

Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

In general, estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proved reserves will be subject to future revision once additional information becomes available through, for example, the drilling of additional wells or the observation of long-term reservoir performance under producing conditions. Some of our Deepwater Gulf of Mexico proved undeveloped reserves may not have had a production flow test to surface. In such situations, we have used other technologies that we believe are reliable to establish economic producibility. As those fields are further developed, new information may lead to revisions.

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004. This review lead to the Reserves Restatement described herein. As at December 31, 2003, after giving effect to the Reserves Restatement, the proportion of the Group’s total proved reserves that was categorised as proved developed reserves was 56%, the remaining 44% being proved undeveloped reserves.

As noted above, changes in the estimated amounts of proved reserves can have a significant impact on the standardised measure of discounted cash flows presented under “Supplementary information – Oil and Gas (unaudited)” beginning on page G44. The Reserves Restatement resulted in a 9% reduction in the standardised measure at end 2002. Apart from the effects of the Reserves Restatement, however, revisions to proved reserves have had a relatively modest impact on standardised measure compared to changes in prices and costs, sales and transfers and income tax. A summary of changes to the standardised measure is given on page G54.

Changes to our estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in our financial statements for fixed assets related to hydrocarbon production activities. These changes most often result from production and revisions. However, the Reserves Restatement also affected proved developed reserves. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.

Although the possibility exists for changes in reserves to have a critical effect on depreciation, depletion and amortisation charges and, therefore, net income, it is expected that in the normal course of business the diversity of the Shell portfolio will constrain the likelihood of this occurring. In 2003, after giving effect to the Reserves Restatement, revisions equaled 3.8% of the proved developed reserves of Group companies.

Exploration costs

Exploration drilling costs more than 12 months old are expensed under Group accounting policy unless (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future. In making decisions about whether to continue to capitalise exploration costs for a period longer than 12 months, it is necessary to make judgments about the satisfaction of each of these conditions. If there is a change in one of these judgments in a subsequent period, then the related capitalised exploration costs would be expensed in that period, resulting in a charge to net income. As at December 31, 2003, the Group has $771 million of capitalised exploration costs. Write-offs of previously capitalised exploration costs in 2003 amounted to $551 million pre-tax (2002: $445 million; 2001; $404 million), including the impact of the change in treatment of exploration costs discussed in Note 2 to the Group Financial Statements on page G6.

Royal Dutch/Shell Group of Companies  65

Discussion and Analysis of Financial Condition and Results of Operations

Recoverability of assets

For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained in Note 3 to the Group Financial Statements. For properties with proved reserves, the carrying amounts of major fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, (i.e. the estimated undiscounted cash flows related to such assets are less than the carrying amounts of such assets) the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Impairments can also occur when decisions are taken to dispose of assets.

Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for testing asset recoverability because the Group believes this to be the most appropriate measure of expected future cash flows, used as a measure of fair value. Estimates of future cash flows are risk weighted and consistent with those used in Group companies’ business plans. A discount rate based on the Group’s risk free rate is used in impairment testing, adapted where required to specific local circumstances. Changes in the discount rate can result from inflation rates, individual country risks and currency risks. The Group reviews the discount rate to be applied on an annual basis but the risk free rate has been stable in recent years.

Asset impairments have the potential to significantly impact net income. For example, in recent years there have been significant charges in 2000 ($1,785 million pre-tax) and in 2003 ($1,375 million pre-tax). The changes in estimates that most precipitated those impairments were in relation to future commodity prices or margins, and portfolio transactions. The outlook for oil refinery margins in Asia Pacific was reduced in 2000 and significant portfolio actions occurred in both years, particularly a Gas and Power transaction in 2000 and the closure of Bakersfield refinery announced in 2003. Certain asset-specific impairments occurred in the Exploration and Production, Chemicals and Renewables businesses in 2003.

As described above, the Group has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices is higher than in 1998 and tends to be stable because the Group does not consider short-term increases or decreases in prices as being indicative of long term levels. At the end of 2003 the estimated oil and gas prices used for asset recoverability testing were lower than prices prevailing in the market at that time.

Provisions and liabilities

Provisions are recognised for the future decommissioning and restoration of oil and gas production facilities and pipelines at the end of their economic lives. The estimated cost is provided over the life of the proved developed reserves on a unit-of production basis. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact net income, over the remaining economic life of oil and gas assets.

Other provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events which can be reasonably estimated. The timing of recognition requires the application of judgement to existing facts and circumstances, which can be subject to change.

Estimates of the amounts of provisions and liabilities recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions and liabilities are regularly reviewed and adjusted to take account of such changes.

In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2003, was 6%.

As further described in Note 27 to the Group Financial Statements, the Group is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is “probable” that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgment relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the three years ended December 31, 2003 have not been material to the Group’s financial condition or results of operations.

66 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

Notwithstanding the possibility of outcomes outside expected ranges, in recent years the Group’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes.

A change in estimate of a recognised provision or liability would result in a charge or credit to net income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

Employee retirement plans

Retirement plans are provided for regular employees of all major Group companies and generally provide defined benefits based on employees’ years of service and average final remuneration. The plans are typically structured as separate legal entities managed by trustees.

The amounts reported for the Group’s employee retirement plans are disclosed in Note 20 to the Group Financial Statements, and are calculated in line with Statement of Financial Accounting Standards No. 87 (FAS 87). These calculations require assumptions to be made of future outcomes, the principal ones being in respect of increases in remuneration and pension benefit levels, the expected long-term return on plan assets and the discount rate used to convert future cash flows to current values. The assumptions used vary for the different plans as they are determined in consultation with independent actuaries in the light of local conditions. The assumptions are reviewed annually. Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the market-related value at the beginning of the year. Discount rates used to calculate year-end liabilities are based on prevailing AA long-term corporate bond rates at year end. Weighted average values for the assumptions used are contained in Note 20 to the Group Financial Statements, and have remained relatively constant over the last three years, with the main change being a 0.3% reduction in the discount rate in 2003 reflecting lower long-term interest rates.

Pension cost under FAS 87 primarily represents the increase in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The FAS 87 calculations are sensitive to changes in the underlying assumptions. A change of one percentage point in the expected rate of return on plan assets would result in a change in pension cost charged to income of approximately $450 million (pre-tax) per annum. FAS 87 generally reduces income volatility because unexpected changes in the amounts of plan assets and liabilities (actuarial gains and losses) are amortised over the average remaining employee work life.

The trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the FAS 87 measures.

CONTROLS AND PROCEDURES

As of the end of the period covered by this Report, the management of each of the Parent Companies (with the participation in the case of Royal Dutch of its President and Managing Director and the Acting Group Chief Financial Officer and, in the case of Shell Transport its Managing Director and the Acting Group Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), of the effectiveness of the design and operation of the disclosure controls and procedures of the Parent Companies and the Group. Based on this evaluation, the President and Managing Director of Royal Dutch, the Managing Director of Shell Transport and the Acting Group Chief Financial Officer concluded that, except as described below under “Deficiencies Relating to Reserves Reporting”, as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by each of the Parent Companies in reports they file or submit under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the SEC.

In making the evaluation, the Companies have considered matters relating to the Reserves Restatement, including action taken within the past year to identify and enhance the effectiveness of disclosure controls and procedures.

Except as described below, there has not been any change in the internal controls over financial reporting of the Group or either Parent Company that occurred during the period covered by this report that has materially affected, or is reasonably likely to affect, such internal controls over financial reporting.

Investigation and Report to the Group Audit Committee; Management Changes

Following the January 9, 2004 announcement of the reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. That report, dated March 31, 2004, was presented to the GAC and subsequently to the Supervisory Board of Royal Dutch and non-executive directors of Shell Transport. The report was accepted in full by the GAC on April 15, 2004 and by the members of the Supervisory Board of Royal Dutch and the non-executive directors of Shell Transport (the Parent Company Boards) on April 16, 2004.

Royal Dutch/Shell Group of Companies  67

Discussion and Analysis of Financial Condition and Results of Operations

Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors and Walter Van de Vijver, Chief Executive of Exploration and Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive Directors of Shell Transport. Judith Boynton resigned from her position as Group Chief Financial Officer, Group Managing Director and Executive Director of Shell Transport on April 18, 2004.

Jeroen van der Veer, President and Managing Director of Royal Dutch, has succeeded Sir Philip Watts as Chairman of the Group’s Committee of Managing Directors; Lord Oxburgh has been appointed non-executive Chairman of Shell Transport and Chairman of Conference; and Malcolm Brinded has been appointed Chief Executive of Exploration and Production, a Director of Shell Transport and Vice Chairman of the Committee of Managing Directors. Mr. Brinded has resigned from his position as a Managing Director of Royal Dutch; he remains Chief Executive of Gas and Power. Tim Morrison, currently Group Controller, has also been appointed Acting Chief Financial Officer. On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a Director of Shell Transport with effect from October 4, 2004.

Deficiencies relating to reserves reporting

As described in greater detail elsewhere in this Report, this Report gives effect to the Reserves Restatement and the Financial Restatement. In connection with the Reserves Restatement, Royal Dutch and Shell Transport have determined, based largely upon the investigation and report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserves bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves. The inappropriate booking of certain proved reserves had an effect on the financial statements, mainly understating depreciation, depletion and amortisation. To eliminate the effects on the financial statements of the inappropriate reserves bookings, Royal Dutch and Shell Transport elected to make the Financial Restatement. The identified deficiencies and material weaknesses relating to the booking of proved reserves consist of the following:

–	The Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines.

–	There was a lack of appropriate resources and a confusion of roles and responsibilities with respect to the Group Reserves Co-ordinator and the Group Reserves Auditor.

–	The Group’s Committee of Managing Directors and the Parent Company Boards were not provided with appropriate information to inform disclosure judgements.

–	There were weaknesses in the finance function whereby the Chief Financial Officers of the businesses did not have direct reporting responsibility to the Group Chief Financial Officer.

–	There were unclear lines of responsibility for booking proved reserves.

–	There was a lack of understanding at various levels of the Group of the meaning and importance of disclosure obligations under the SEC’s rules and published guidance relating to proved reserves.

–	There was a control environment that did not emphasise the paramount importance of the compliance element of proved reserves decisions.

Remedial Actions

To address the weaknesses in the controls relating to reserves bookings identified above, the Parent Companies and the Group have implemented a number of remedial actions. Beginning in March 2004, the Group conducted an extensive special review of the global reserves portfolio with the assistance of external reserve consultants, Ryder Scott Company (See “Supplementary information — Oil and Gas (unaudited)”). The Parent Companies and the Group have also effected the management changes described above under “Investigation and Report to Group Audit Committee; management changes”. In addition, as discussed in the report to the GAC, the following remedial actions have also been taken or are proposed to be taken:

–	Global Reserves Committee. In the 2003, the Group established the Global Exploration and Production Reserves Committee (the “Reserves Committee”) in order to improve consistency of standards and their application across the Group’s operations globally and strengthen the oversight of the process for approving the booking of proved reserves.

–	Group Reserves Guidelines. The Group’s guidelines for booking proved reserves are being revised with the assistance of independent petroleum engineers and counsel to conform fully these guidelines with applicable SEC rules and guidance, clarify the criteria for booking and de-booking of proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications) and improve their utility for all users. It is expected that future revisions of the guidelines will occur only as necessary

68 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

and as early as possible in the year to allow engineers to understand the implications well in advance of the submission of reserves volumes at year-end.

–	Overhaul of the office of Group Reserves Co-ordinator. Given the technical and compliance elements of reserves determinations, the Group Reserves Co-ordinator will no longer report to business planning or strategy executives in Exploration and Production but rather to the Director of Technology. More staff will be employed to resource the vital function of the Group Reserves Co-ordinator who will also regularly use independent petroleum engineers as deemed necessary, including for the systematic training of engineers in the field. The Group Reserves Co-ordinator will be responsible for the revision and ongoing maintenance and application of the Group’s Guidelines, and as such will be responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and the Group Reserves Auditor as well as for identifying training needs and facilitating training sessions from both a technical and regulatory perspective. The Group Reserves Co-ordinator will also have an obligation to liaise with internal legal staff on disclosure judgments on the basis of technical compliance and/or materiality.

–	Overhaul of the office of Group Reserves Auditor. More staff will also be dedicated to the Group Reserve Auditor function so that the audit cycle of the Group’s reserves can be made more frequent and each audit can be made more rigorous. The Group Reserves Auditor and his or her staff will now report to the Group Chief Internal Auditor to increase the independence of the Group Reserves Auditor function. The Group Reserves Auditor will also regularly use independent external petroleum engineers to complement and develop in-house expertise.

–	Clarification of roles and responsibilities of the Group Reserves Auditor and the Group Reserves Co-ordinator. The roles of the Group Reserves Auditor and Group Reserves Co-ordinator have been redefined to make clear that they must retain a respectful separation and independence so as to allow the Group Reserves Auditor to challenge the Group Reserves Co-ordinator and Exploration and Production reserve booking decisions more effectively as parts of the Group internal audit function.

–	Removal of reserves from scorecards. Reserves bookings have been removed from performance scorecards (used internally to gauge the performance of the Group’s businesses against identified goals for purposes of management evaluation and for calculating management bonuses) of individuals associated with the reserves assurance process, including senior executives.

–	Improved visibility and accounting of reserves issues by senior management and Directors. The Group’s Committee of Managing Directors will collectively approve the reserve bookings and de-bookings taken by Exploration and Production. Following this approval, a review of the overall outcome will be considered by the Group Audit Committee.

–	Enhanced accountability of Business CFOs to the Group CFO. The Chief Financial Officers of the businesses now report directly to the Group Chief Financial Officer. This reorganisation is designed to improve the ability of the Group Chief Financial Officer to have effective oversight of financial issues relating to the business units. It will also enable the Group Chief Financial Officer, in turn, to inform colleagues and directors of important disclosure issues, as required.

–	Strengthening of line responsibilities for reserve reporting. The line authorities and accountabilities for reserve reporting are being reinforced as follows:

–	clarifying that the local Chief Reservoir Engineer is responsible for ensuring that reserves bookings and de-bookings are compliant with SEC rules and requiring that any booking and de-booking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

–	placing business and financial responsibility on the local Chief Executive Officer and Chief Financial Officer, respectively, for the decisions of their Chief Reservoir Engineer;

–	clarifying that ultimate responsibility for booking and de-booking decisions rests with the Chief Financial Officer of Exploration and Production and the Director of technology of Exploration and Production, working together with the Group Reserves Co-ordinator;

–	providing for the endorsement of these decisions by the Group’s Committee of Managing Directors; and

–	finally, providing for review by the Group Audit Committee.

–	Enhancement of the Legal Function. To improve the ability of the senior management to benefit from appropriate legal advice, provision has been made for the Group Legal Director to have the ability to attend meetings of the Group’s Committee of Managing Directors, the Conference and the Parent Company Boards. Similarly, the General Counsel of the various businesses, who attend the executive committee meetings of those businesses, have been expressly given the task of identifying disclosure issues for consideration at a higher level. All lawyers at the Group level and the Parent Companies, including the Corporate Secretaries of the Parent Companies, now report to the Group Legal Director, except to the extent inappropriate under applicable legal and fiduciary requirements. The legal function has been given responsibility for actively identifying training needs in areas of disclosure, reporting obligations and corporate governance and devise training programs to address those needs.

Royal Dutch/Shell Group of Companies  69

Discussion and Analysis of Financial Condition and Results of Operations

–	Enhancement of the Disclosure Committee. The Group’s existing Disclosure Committee has been enhanced to require that the Group Legal Director be a member. The Disclosure Committee has also been given quarterly access to the Group’s Committee of Managing Directors to assess the adequacy of disclosures and ensure the awareness and approval of the Group’s Committee of Managing Directors of those disclosures. In carrying out its responsibility to ensure accuracy, completeness and consistency with other disclosures, the Disclosure Committee will be asked to provide a second level of control over the substantive content of disclosures.

–	Reduction of Job Rotation. The Group will examine the tenure of individuals in key functions. While it is important for numerous reasons to expose people to different experiences within the Group, it is accepted that the period of rotation of certain positions should be extended and, upon rotation, complete and detailed handover notes should form the basis for a formal transfer.

–	Document Retention Policy. A consistent policy is being prepared to be put into place. Following implementation, this policy will be widely disseminated.

–	Promoting Communication and Compliance. Group-wide communications programs are being planned in which the Group’s senior management will emphasise to all employees that integrity and compliance concerns must be raised with the internal audit or legal functions, and must be investigated thoroughly and openly, regardless of who is involved. This policy will be communicated forcefully and frequently. Moreover, a working group of senior executives has been formed to evaluate ways to enhance the effectiveness of the Group’s compliance efforts and to promote consistent communication of compliance requirements throughout the Group.

2004 Disclosure Controls Review

Subsequent to the January 9, 2004 announcement of the reserves recategorisation, and under the sponsorship of the Group Disclosure Committee, a review of the control framework in relation to corporate disclosure processes was conducted by Group internal audit. The preliminary results of this review identified areas for improvement, including with respect to strengthening and increasing the formalisation of the existing framework, are consistent with a number of the remedial actions arising out of the independent review described above. The outcome of this internal review will be considered by both the Group Disclosure Committee and the Group Audit Committee, to ensure integrated implementation of agreed actions.

Principal Accountants Fees and Services

The following table sets forth the fees paid to KPMG and PricewaterhouseCoopers LLP, the Group’s independent public accountants for each of the years for which audited financial statements appear in this Report, by the Group (including its consolidated subsidiaries):

Group		$ million

		2002
	2003	As restated	2001

Audit fees	32	27	18
Audit-related fees[a]	11	17	12
Tax fees[b]	7	6	3
Fees for all other non-audit services[c]	6	12	17

a	Fees for audit-related services such as employee benefit plan audits, due diligence assistance, assurance of non-financial data, operational audits, training services and special investigations.

b	Fees for tax compliance, tax advice and tax planning services.

c	Primarily non-audit IT system review services.

The following table sets forth the fees paid by Royal Dutch to KPMG, Royal Dutch’s independent public accountants for each of the years for which audited financial statements appear in this Report:

Royal Dutch		€ thousand

	2003	2002	2001

Audit fees	245	140	116
Audit-related fees	—	—	—
Tax fees	—	—	—
Fees for all other non-audit services	—	—	—

70 Royal Dutch/Shell Group of Companies

Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth the fees paid by Shell Transport to PricewaterhouseCoopers LLP, Shell Transport’s independent public accountants for each of the years for which audited financial statements appear in this Report:

Shell Transport		£ thousand

	2003	2002	2001

Audit fees	129	31	25
Audit-related fees[d]	32	23	30
Tax fees	—	—	—
Fees for all other non-audit services	—	—	—

d	Fees for all other non-audit services relate to advice in respect of the financial reporting and disclosure impact of developments in accounting policies and business activities of the Royal Dutch/ Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards.

Royal Dutch/Shell Group of Companies  71

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch Petroleum Company

Control of Registrant

Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government.

Ordinary shares and priority shares

The General Meeting of Shareholders held on May 16, 2002, adopted a resolution to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. The new nominal (par) value of the priority shares is €448 each and of the ordinary shares €0.56 each. The rights of the holders of the ordinary shares have not been impaired. Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of €0.56 each, approximately 73.5% is in bearer form; the remainder is registered. As at June 14, 2004, no interests had been notified to the Company in 5% or more of the Company’s issued ordinary share capital. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management – Share Ownership” on page 79.

Royal Dutch has 1,500 priority shares outstanding. Each of the members of the Supervisory Board and each Managing Director is the holder of six priority shares. Taken together, the members of the Supervisory Board and the Managing Directors hold 54 priority shares. The other 1,446 priority shares were held, as at June 14, 2004, by the Royal Dutch Priority Shares Foundation. The Board of the Foundation consists of all the members of the Supervisory Board and the Managing Directors of Royal Dutch. The important special rights attaching to these shares are as follows:

–	determining of the number of members of the Supervisory Board and the number of Managing Directors, provided that the Supervisory Board should consist of at least five members and the Board of Management of at least two members;

–	drawing-up of a binding nomination consisting of two persons for filling vacancies on the Supervisory Board and the Board of Management;

–	granting of consent required for amendment of the Articles of Association or for dissolution of Royal Dutch; and

–	granting of consent required for the assignment of priority shares.

These rights serve the interest of a careful selection of suitable nominees and a careful consideration of proposals to amend the Articles of Association. Furthermore, the priority shares can be considered an anti-takeover measure. There are no additional anti-takeover measures.

The above-mentioned rights are exercised by the meeting of holders of priority shares. At this meeting one vote may be cast for each priority share, but no one may cast more than six votes in all.

As announced on 17 June 2004, Royal Dutch will propose to its General Meeting of Shareholders in 2005 to abolish the priority shares.

Nature of Trading Market

The principal trading markets for the ordinary shares of Royal Dutch are the stock exchanges in Amsterdam and New York. Royal Dutch ordinary shares are also listed on stock exchanges in Austria, Belgium, France, Germany, Luxembourg, Switzerland and the UK.

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

At June 14, 2004, there were outstanding 513,969,157 shares of New York Registry representing approximately 24.7% of the ordinary share capital of Royal Dutch, held by approximately 17,800 holders of record.

72 Royal Dutch Petroleum Company

Royal Dutch Petroleum Company

The following tables set forth the high and low prices for Royal Dutch €0.56 par value ordinary shares on Euronext Amsterdam and for Royal Dutch shares of New York Registry on the New York Stock Exchange for the periods specified:

Period

	Euronext		New York
	Amsterdam		Stock Exchange

			High	Low
	High	Low	$	$
	€	€

1999	64.10	34.90	67.38	39.56
2000	75.90	51.51	65.69	50.44
2001	73.48	43.72	64.15	39.75
2002	63.20	39.21	57.30	38.60
2003	44.58	33.35	52.70	36.69

Period

	Euronext		New York
	Amsterdam		Stock Exchange

			High	Low
	High	Low	$	$
	€	€

2002
1st Quarter	62.80	52.50	55.48	46.62
2nd Quarter	63.20	51.95	56.34	50.48
3rd Quarter	58.80	39.21	57.30	38.60
4th Quarter	46.30	40.23	44.93	39.76

2003
1st Quarter	44.58	33.35	46.88	36.69
2nd Quarter	42.15	36.56	49.81	40.56
3rd Quarter	42.09	37.45	46.79	42.84
4th Quarter	41.85	37.01	52.70	43.95

2004
1st Quarter	42.43	36.59	54.00	45.79

Period

	Euronext		New York
	Amsterdam		Stock Exchange

			High	Low
	High	Low	$	$
	€	€

2003
July	41.34	39.96	46.79	43.18
August	41.61	37.90	46.20	42.84
September	42.09	37.45	46.48	43.88
October	40.47	37.55	46.90	43.95
November	39.45	37.01	45.34	44.03
December	41.85	37.62	52.70	45.37

2004
January	42.43	37.43	54.00	46.66
February	40.08	36.59	49.72	46.39
March	42.10	37.44	51.20	45.79
April	41.90	38.02	50.30	47.48
May	42.15	39.92	51.05	47.81

Articles of Association

The following are brief summaries of certain provisions of the Articles of Association of Royal Dutch and of Dutch law. Such descriptions do not purport to be complete and are qualified in their entirety by reference to Royal Dutch’s Articles of Association, Book 2 of the Netherlands Civil Code and other Dutch laws. A copy of Royal Dutch’s Articles of Association translated from the authentic Dutch text into English has been filed as an exhibit to this Report.

General

Royal Dutch was founded in the Netherlands on June 16, 1890 and is registered with the Commercial Register in The Hague, the Netherlands under number 27002690. The object of Royal Dutch, as described in Article 2 of its Articles of Association, is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas, chemical industry, in mining, power generation and distribution, renewables or in one or more other industries. Royal Dutch is further entitled in general to do all that is necessary for the attainment of its object or that is connected therewith in the widest sense.

Managing Directors and members of the Supervisory Board

Royal Dutch is managed by a Board of Management under the supervision of a Supervisory Board.

Royal Dutch Petroleum Company  73

Royal Dutch Petroleum Company

(a)	A Managing Director or member of the Supervisory Board shall not vote in respect of a proposal, arrangement or contract in which he is materially interested.

(b)	A Managing Director shall not vote in respect of any matter regarding compensation to himself or to any of the other Managing Directors. Each of the Managing Directors receives a remuneration, which shall be fixed by the Supervisory Board. The maximum aggregate remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders for division by the Supervisory Board among its members.

(c)	The Managing Directors are empowered to exercise all powers of Royal Dutch to borrow money subject to the authorisation of the Supervisory Board being required for contracting loans that will mature in more than one year.

(d)	The Managing Directors and members of the Supervisory Board are not required to hold shares of Royal Dutch in order to be qualified.

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

Out of the profit which is available for distribution, there shall first be distributed on each priority share an amount equal to 4% of its par value. The balance of profit available for distribution then remaining is distributed to the holders of ordinary shares, unless the General Meeting of Shareholders resolves that the whole or part of such profit be carried forward to the following year. Shares acquired and held by Royal Dutch in its own capital are not included in the profit distribution calculation and no distributions are made thereon.

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

(g) Liability to further Capital calls

Since all of Royal Dutch’s issued and outstanding ordinary shares and priority shares have been fully paid in, the Company has no further capital calls.

(h) Discriminating provisions

There are no provisions under Royal Dutch’s Articles of Association or under Dutch law discriminating against a shareholder because of his ownership of a particular number of ordinary shares.

74 Royal Dutch Petroleum Company

Royal Dutch Petroleum Company

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

General Meetings of Shareholders

General Meetings of Shareholders are to be held in Amsterdam, The Hague or Rotterdam. Notice of the meeting is to be given by advertisement at least three weeks in advance in at least one daily newspaper published in The Hague and two national daily newspapers published in the Netherlands. This period may be reduced to 15 days in urgent cases. At least one General Meeting of Shareholders is to be held annually. In order to attend a General Meeting of Shareholders and exercise voting rights thereat in person or by proxy, shareholders must be registered as such at a time to be determined by the Board of Management on either the register of shareholders or, in the case of holders of bearer share certificates, on a register designated by the Board of Management, and, in each case, they must have notified Royal Dutch in writing of their desire to exercise these rights not later than at the time and at the place specified in the notice of convocation of the meeting. Failing the designation of a register of holders of bearer share certificates by the Board of Management, holders of bearer share certificates must deposit their certificates against receipt not later than at the time and the place specified in the notice of convocation. None of the times referred to in the previous two sentences may be set on a date earlier than the seventh day before that of the meeting.

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

Provisions, which would delay, defer or prevent a change of control

None, other than the provisions regarding the rights of holders of priority shares as described in “Control of Registrant – Ordinary shares and priority shares”.

Royal Dutch Petroleum Company  75

Royal Dutch Petroleum Company

Threshold for disclosure of share ownership

There are no provisions in the Articles of Association of Royal Dutch requiring disclosure of ownership of shares, but Dutch law requires owners of 5% or more of the share capital of a company listed on a Stock Exchange in the European Union or the European Economic Area to notify their interest to the company. In addition, the US securities laws require public disclosure by beneficial owners of more than 5% of outstanding Royal Dutch shares.

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

Taxation

Income tax
Royal Dutch is generally required by Dutch law to withhold tax at a rate of 25% on dividends. Under the current income tax convention between the United States and the Netherlands, dividends paid by a Dutch corporation to an individual resident of the United States, a corporation organised under the laws of the United States (or of any state or territory thereof) or any other legal person subject to US Federal income tax with respect to its worldwide income (a “US shareholder”) that qualifies for benefits under the convention are generally subject to Dutch withholding tax at a reduced rate of 15% of the amount of the dividend (provided the shares on which the dividend is paid are not part of the business property of a permanent establishment of the shareholder in the Netherlands). In general, the entire dividend (including the withheld amount) will be dividend income to the US shareholder, not eligible for the dividends received deduction allowed to corporations, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s US income taxes or a deduction subject to certain limitations. Under a provision of the Dutch dividend tax act, Royal Dutch will apply a credit (up to a maximum of 3% of the gross dividend amount) against the amount of the dividend tax withheld before remittance to the Dutch tax authorities. For the 2003 dividend this credit is 3% of the gross dividend from which dividend tax is withheld. The benefit of this credit is passed to the Group in accordance with the arrangements between Royal Dutch and Shell Transport. Because of this credit, the US tax authorities may take the view that the Dutch withholding tax eligible for credit or a deduction by a US shareholder against its US income tax liability should be limited accordingly. Under said convention, some US organisations that are generally exempt from US Federal income tax and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits are exempt at source from withholding tax on dividends received from a Dutch corporation. Under the income tax convention between the United States and the Netherlands rules relating to the qualification of pension funds have been issued. These rules determine the treatment under said convention. US organisations that are exempt from US Federal income tax, that are operated exclusively for religious, charitable, scientific, educational or public purposes and that would be exempt from tax in the Netherlands if they were organised, and carried on all their activities, therein, are subject to withholding tax but may file for a full refund.

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

76 Royal Dutch Petroleum Company

Royal Dutch Petroleum Company

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

Royal Dutch Petroleum Company  77

Royal Dutch Petroleum Company

The Managing Directors, members of the Supervisory Board and officers of Royal Dutch at June 14, 2004, were:

Biographies

Aad Jacobs ø

Chairman of the Supervisory Board of Royal Dutch
Born May 28, 1936. A Dutch national, appointed a member of the Supervisory Board in 1998 and Chairman in 2002. Due to retire in 2007. Previously Chairman of the Board of Management of ING Group. Chairman of the Supervisory Boards of Joh. Enschedé, Imtech and VNU; Vice-Chairman of the Supervisory Boards of Buhrmann and IHC Caland and a member of the Supervisory Board of ING Group.

Maarten van den Bergh #

Member of the Supervisory Board of Royal Dutch
Born April 19, 1942. A Dutch national, appointed a member of the Supervisory Board in 2000. Due to retire by rotation in 2004. Managing Director of Royal Dutch from 1992 – 2000 and President from 1998 – 2000. Chairman of the Board of Directors of Lloyds TSB and a member of the Boards of Directors of BT and British Airways.

Wim Kok #

Member of the Supervisory Board of Royal Dutch
Born September 29, 1938. A Dutch national, appointed a member of the Supervisory Board with effect from July 1, 2003. Due to retire by rotation in 2007. Chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the Supervisory Boards of ING Group, KLM and TPG.

Jonkheer Aarnout Loudon + #

Member of the Supervisory Board of Royal Dutch
Born December 10, 1936. A Dutch national, appointed a member of the Supervisory Board in 1997. Due to retire in 2007. Member of the Board of Management of Akzo from 1977 – 1994 (Akzo Nobel as from 1994) and its Chairman from 1982 – 1994. Chairman of the Supervisory Boards of ABN AMRO Bank and Akzo Nobel and a member of the International Advisory Board of Allianz.

Professor Hubert Markl +

Member of the Supervisory Board of Royal Dutch
Born August 17, 1938. A German national, appointed a member of the Supervisory Board in 2002. Due to retire by rotation in 2006. President of the Max-Planck-Gesellschaft from 1996 – 2002. Professor of Biology at the University of Constance 1974 – 2003. Member of the Supervisory Boards of Aventis, BMW, and Münchener Rückversicherungs-Gesellschaft.

Lawrence Ricciardi ø

Member of the Supervisory Board of Royal Dutch
Born August 14, 1940. A US national, appointed a member of the Supervisory Board in 2001. Due to retire by rotation in 2005. Previously President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. Senior Advisor to the law firm Jones Day and to Lazard Frères & Co. Member of the Board of Directors of The Reader’s Digest Association, Inc.

Henny de Ruiter ø +

Member of the Supervisory Board of Royal Dutch
Born March 3, 1934. A Dutch national, appointed a member of the Supervisory Board in 1994. Due to retire in 2004. Managing Director of Royal Dutch from 1983 – 1994. Chairman of the Supervisory Boards of Univar and Wolters Kluwer, Vice-Chairman of the Supervisory Board of Aegon and a member of the Supervisory Board of Heineken.

Jeroen van der Veer

President of Royal Dutch and Chairman of the Committee of Managing Directors
Born October 27, 1947. A Dutch national, Chairman of the Committee of Managing Directors since March 2004. Appointed President of Royal Dutch in 2000, having been a Managing Director since 1997. Joined the Group in 1971 in refinery process design and held a number of senior management positions around the world. Also a member of the Supervisory Board of De Nederlandsche Bank and a non-executive Director of Unilever.

Rob Routs

Managing Director of Royal Dutch and Group Managing Director
Born September 10, 1946. A Dutch national, was appointed a Managing Director of Royal Dutch and became a Group Managing Director with effect from July, 2003. Joined the Group in 1971. Held various positions in the Netherlands, Canada and the USA. Previously President and Chief Executive Officer of Shell Oil Products USA and President of Shell Oil Company and Country Chair for Shell in the USA.

Company Secretary, Royal Dutch

Michiel Brandjes
Joined the Group in 1980 as a Legal Adviser. General Attorney of the Company since May 2003. Appointed Company Secretary in February 2004.

Key to Committee membership

ø  Group Audit Committee

+ Remuneration and Succession Review Committee

# Social Responsibility Committee

78 Royal Dutch Petroleum Company

Royal Dutch Petroleum Company

Nominations

The Supervisory Board and the Board of Directors proposed to the General Meeting of Shareholders of Royal Dutch, held on June 28, 2004, to appoint Linda Cook as a Managing Director of Royal Dutch with effect from August 1, 2004.

The Supervisory Board and the Board of Directors proposed to the General Meeting of Shareholders of Royal Dutch, held on June 28, 2004, to appoint Christine Morin-Postel to the Supervisory Board of Royal Dutch with effect from July 1, 2004.

Maarten van den Bergh will retire by rotation as member of the Supervisory Board effective July 1, 2004, but it was recommended to the General Meeting of Shareholders that he be re-elected.

Henny de Ruiter will retire as member of the Supervisory Board effective July 1, 2004.

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

Share ownership

Share interests and stock options in the Company of members of the Supervisory Board and Managing Directors as at June 14, 2004:

	Stock options	Ordinary shares

Supervisory Board
Aad Jacobs	–	–
Maarten van den Bergh[a]	37,950	4,000
Wim Kok	–	–
Aarnout Loudon	–	75,000
Hubert Markl	–	–
Lawrence Ricciardi	–	10,000
Henny de Ruiter	–	–

Managing Directors
Jeroen van der Veer	519,600	10,512
Rob Routs	302,466	–

Excluding shares under the Deferred Bonus Plan, which will be released in principle three years after deferral.

a	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

Managing Directors’ share interests in Royal Dutch under the Deferred Bonus Plan

The interests of Managing Directors in the ordinary shares of Royal Dutch pursuant to the Deferred Bonus Plan at June 14, 2004:

Deferred Bonus Plan

	Number of deferred					Total number of
	bonus and	Deferred	Market price		Average market	deferred bonus and
	dividend shares	bonus shares	of deferred	Dividend	price of dividend	dividend shares
	under award as at	awarded	bonus shares	shares accrued	shares paid	under award as at
	January 1, 2003	during the year[a]	at award[b]	during the year[c]	during the year[d]	December 31, 2003
			€		€

Jeroen van der Veer[e]
2003 award	–	11,188	36.66	507	39.04	11,695
2002 award	3,549	–	60.09	161	39.04	3,710

Awards made in 2002 and 2003 refer to the portion of the annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends.

a	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Managing Directors table on page R16.

b	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

c	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded.

d	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: €37.60 and €40.47, respectively.

e	During the period January 1, 2004 to June 14, 2004 the total number of shares under award of the 2002 award and the 2003 award of Jeroen van der Veer increased by 92 and 290 dividend shares respectively as a result of the final 2003 dividend pay-out. This leads to a total of his awards of 3,802 and 11,986 respectively.

Group Audit Committee

In 1976 the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Group Audit Committee. Under its Terms of Reference, the committee acts in an advisory capacity to the Boards, providing them with quarterly and annual updates regarding its activities and related recommendations. The committee regularly considers the effectiveness of risk management processes and internal control systems within the Group and reviews the financial accounts and reports of the Royal Dutch/ Shell Group of Companies. The committee also considers both internal and external audit reports (including the results of the examination of the Group Financial Statements) and assesses the performance of the internal and external audit. The committee does not supervise the application

Royal Dutch Petroleum Company  79

Royal Dutch Petroleum Company

of information and communication technologies in particular. This is part of the general responsibilities of the Board of Management and Supervisory Board respectively. The committee has established an internal, global procedure for employees to raise in confidence accounting, controls and auditing concerns. The secretary to the committee is the designated recipient of any such concerns.

During 2003, the Group Audit Committee reviewed its role in the light of governance developments and at its meeting in February 2004 concluded that two discrete sub-committees should be established to review and report to the Boards of either Royal Dutch or Shell Transport (as appropriate) on matters that are Parent Company specific. For Royal Dutch such matters include, inter alia, the supervision of the risk management and internal control systems, the Company’s financing and its financial reporting. The sub-committee will also supervise the Company’s policy on tax planning as well as compliance with the recommendations and observations of the Company’s Independent Auditors and the relations with the Company’s Independent Auditors (including their independence, remuneration and non-audit services). It will determine the extent of the Independent Auditors’ involvement in the content and publication of financial reports other than the Annual Accounts. The sub-committee will assess the performance of the Independent Auditors, advise (together with the Board of Management) the Supervisory Board on the nomination of the Independent Auditors for the appointment by the General Meeting of Shareholders and provide recommendations on their remuneration and provision of non-audit services.

The Group Audit Committee is also responsible for the approval of all services to be provided by the external auditors KPMG and PricewaterhouseCoopers. This includes both audit and, to the extent permitted under applicable regulations, non-audit services. Under the guidelines adopted by the Group Audit Committee, certain specified categories of non-audit services may be contracted so long as the fee value for each contract does not exceed $500,000. These include tax compliance work, regulatory compliance work, certain advice on the tax treatment of proposed transactions, expatriate tax returns except where the expatriate has a financial reporting oversight role, among others. Other services must be specifically pre-approved. For urgent matters, the chairman of the Group Audit Committee is authorised to approve auditor engagements subject to review at the next Group Audit Committee meeting. Under the guidelines, permitted services must not present a conflict of interest. In addition, certain types of services will not normally be approved, including buy-side diligence services where it is likely to result in the audit firm later auditing its own work, advice on alternative deal structures for merger and acquisition transactions (although certain tax advice on deal structures proposed by the Group may be permitted), carve out accounting services and system assurance reviews and other internal control reviews, unless part of audit work.

Current membership of the Group Audit Committee is shown in the table below.

Appointed by the Supervisory Board of Royal Dutch

Aad Jacobs	Chairman of the committee with effect from March 2003
Lawrence Ricciardi
Henny de Ruiter

Appointed by the Board of Shell Transport

Sir Peter Burt
Luis Giusti
Nina Henderson

The membership of the Royal Dutch sub-committee comprises those Supervisory Board members appointed to the Group Audit Committee. For purposes of the U.S. Sarbanes-Oxley Act, Aad Jacobs, a supervisory director of Royal Dutch, and a member of the Group Audit Committee, qualifies as an “audit committee financial expert” (as defined). In addition, each of Mr Jacobs and Sir Peter Burt, a director of Shell Transport and member of the Group Audit Committee and the Shell Transport Audit sub-committee, qualifies under Dutch and UK corporate governance requirements as a director with “appropriate and recent relevant financial experience”.

During 2003 there were a total of six meetings of the Group Audit Committee. Attendance at these meetings is shown in the table below.

Attendance

Members	Attendance

Aad Jacobs	6
Sir Peter Burt	5
Luis Giusti	6
Nina Henderson	6
Lawrence Ricciardi[a]	2
Henny de Ruiter	4

a	Lawrence Ricciardi was appointed a member during the year and attended all meetings following his appointment.

A copy of the revised Terms of Reference of the Group Audit Committee (including the Royal Dutch sub-committee) is available from Investor Relations and can be found on the Shell website (www.shell.com/investor).

80 Royal Dutch Petroleum Company

Royal Dutch Petroleum Company

Remuneration and Succession Review Committee

In 1967, the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Remuneration Committee which later became the Remuneration and Succession Review Committee (REMCO). For detailed information on REMCO reference is made to the Remuneration Report beginning on page R10. Its Terms of Reference are reviewed annually and were revised in February 2004 in light of corporate governance developments. A copy of the Terms of Reference of REMCO is available from Investor Relations and can be found on the Shell website (www.shell.com/investor).

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

Current membership of the Social Responsibility Committee is shown in the table below.

Appointed by the Supervisory Board of Royal Dutch

Maarten van den Bergh
Wim Kok
Jonkheer Aarnout Loudon

Appointed by the Board of Shell Transport

Lord Oxburgh	Chairman of the committee
Teymour Alireza
Dr Eileen Buttle

During 2003 the committee met twice. Attendance at these meetings is shown in the table below.

Attendance

Members	Attendance

Lord Oxburgh	2
Teymour Alireza	2
Maarten van den Bergh	2
Dr Eileen Buttle	2
Wim Kok[a]	0
Jonkheer Aarnout Loudon	2

a	Wim Kok was appointed a member during the year and was unable to attend the one meeting held following his appointment.

The Group’s core values of honesty, integrity and respect for people have been embodied for more than 25 years in the Group’s Statement of General Business Principles, which since 1997 have included a commitment to support fundamental human rights and to contribute to sustainable development. The principles apply to all Shell employees. The Group’s Statement of General Business Principles is publicly available on the Shell website (www.shell.com/sgbp).

The Shell Report, which reviews how Group companies are living up to the Group’s Statement of General Business Principles and contributing to sustainable development, is published annually and is available at www.shell.com/shellreport.

Code of Ethics

For the guidance of principal executives and senior finance officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and officers

The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors of Royal Dutch and officers as a group by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2003, was €6,544,102. The aggregate amount set aside to provide pension, retirement and similar benefits for all members of the Supervisory Board, the Managing Directors of Royal Dutch and officers by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2003, was €1,423,459. Reference is made to the information given in the Remuneration section on pages R16 to R19 relating to emoluments and service contracts of the members of the Board of Management and the fees of the Supervisory Board.

Shares under option and share purchase plan

Five Group companies, one in the Netherlands (Shell Petroleum N.V.), one in the United Kingdom (The Shell Petroleum Company Limited) and three in the United States of America (Shell Petroleum Inc., Shell Oil Company and Shell Solar Employment Services Inc.) have stock option plans under which options have been or may be granted to executives and other employees of those and other Group

Royal Dutch Petroleum Company  81

Royal Dutch Petroleum Company

companies. Options granted under these plans are for terms of not more than ten years at an exercise price of not less than the fair market value on the date of granting the option.

The securities of Royal Dutch involved in the plans as of June 14, 2004, are 61,295,632 issued and outstanding ordinary shares.

The number of ordinary shares of Royal Dutch under option at June 14, 2004, and the option prices of the shares at the dates the options were granted, per share and in total, were as follows:

Plan

Exercise price[a]

		Average
	Number of shares	per	Total	Term
	under option	share		(expiration dates)

Shell Petroleum N.V.	23,003,383	€50.13	€1,153,239,655	10 years (10/12/07–06/05/14)
The Shell Petroleum Company Limited	11,199,498	€50.17	€561,886,281	10 years (01/03/2010–21/12/2010)
Shell Oil Company	3,078,397	$53.03	$163,255,833	10 years (01/03/10–21/12/10)
Shell Petroleum Inc.	23,986,810	$50.30	$1,206,469,503	10 years (01/03/2010–07/05/2014)
Shell Solar Employment Services Inc.	27,544	$46.43	$1,278,981	10 years (25/05/2010–07/05/2014)

a	Euro-denominated exercise prices prior to the fixing of the euro conversion rate in January 1999 are derived from the quotient of guilder prices and the fixed guilders-per-euro conversion rate of 2.20371.

Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the United Kingdom (The Shell Petroleum Company Limited) have restricted stock plans under which grants are made on a highly selective basis to senior staff. Group Managing Directors are not eligible to participate in the plans. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plans in any year. Shares are granted subject to a three-year restriction period and the number of the shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period, provided that the individual has remained in employment. The total number of outstanding ordinary shares of Royal Dutch under the restricted stock plans as of June 14, 2004 is 190,889, of which 5,848 shares relate to dividend shares up to date. The total monetary value outstanding under the earlier versions of these plans – under which grants were defined as a monetary value with the number of shares determined by the share price at the end of the restricted period rather than the award date and with no dividend roll up either – is €501,180. In the USA, a total of 9,800 Royal Dutch Shares have been granted under restricted stock agreements as of June 14, 2004, subject to a three-year restriction period with no adjustment for cash dividends.

Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the United Kingdom (The Shell Petroleum Company Limited) have long-term incentive plans under which shares are awarded conditionally once a year to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. The total number of outstanding ordinary shares of Royal Dutch conditionally awarded under the long-term incentive plans as of June 14, 2004 is 347,255, of which 8,719 shares relate to dividend shares up to date. None of the shares will result in beneficiary ownership until they are released.

The Global Employee Share Purchase Plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport Shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share allocation. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch Shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan. At June 14, 2004, Group companies held 1,138,253 Royal Dutch ordinary shares in connection with this plan.

No issue of new shares is involved under any of the plans mentioned above.

82 Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, Public Limited Company

Control of Registrant

Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of June 14, 2004, there were the following interests in more than 3% of the issued Ordinary share capital of Shell Transport. Barclays PLC (more than 3% but less than 4%); this interest has subsisted since December 2002. Legal & General Group Plc (more than 3% but less than 4%); this interest has subsisted since January 2003; the Capital Group Companies Inc. (more than 4% but less than 5%); this interest has subsisted since April, 2004, from February 2004 to April 2004, this interest subsisted at more than 3% but less than 4%, between May 2001 and March 2002 The Capital Group Companies Inc. held more than 3% but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of June 14, 2004 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management – Share Ownership” on page 90.

Nature of Trading Market

The principal trading market for the Ordinary shares of Shell Transport is the London Stock Exchange. Shell Transport Ordinary shares are also listed and traded on stock exchanges in Belgium, France and Germany. Shell Transport Ordinary shares are traded in registered or bearer form, but predominantly in registered form.

American Depositary Receipts representing New York Shares are listed and traded on the New York Stock Exchange and are also admitted to unlisted trading privileges on the Boston, Cincinnati, Midwest, Pacific and Philadelphia Stock Exchanges. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York, 101 Barclay Street, New York, NY 10286, as depositary under a deposit agreement between Shell Transport and the depositary and the holders of receipts.

Each New York Share represents six 25p Ordinary shares of Shell Transport deposited under the deposit agreement. At June 14, 2004, there were outstanding 69,584,433 New York Shares representing approximately 4.32% of the Ordinary share capital of Shell Transport, held by 2,100 holders of record.

At June 14, 2004 there were 3,229,863 Ordinary shares of 25p each representing approximately 0.03% of the Ordinary share capital of Shell Transport held by 901 holders of record registered with an address in the United States.

The following tables set forth the high and low closing sales prices for Shell Transport’s registered Ordinary shares (of 25p nominal value) on the London Stock Exchange and for Shell Transport’s New York Shares (of £1.50 nominal value) on the New York Stock Exchange for the periods specified:

Period

London			New York

	High	Low	High	Low
	£	£	$	$

1999	5.41	3.04	52.56	30.50
2000	6.27	4.12	54.06	40.00
2001	6.38	4.30	53.65	38.72
2002	5.41	3.70	47.03	34.59
2003	4.40	3.32	45.19	32.28

Period

London			New York

	High	Low	High	Low
	£	£	$	$

2002
1st Quarter	5.26	4.51	44.87	38.48
2nd Quarter	5.41	4.67	47.03	41.99
3rd Quarter	5.09	3.70	46.70	34.59
4th Quarter	4.28	3.81	40.02	35.56

2003
1st Quarter	4.23	3.32	41.25	32.28
2nd Quarter	4.40	3.70	43.18	35.81
3rd Quarter	4.15	3.69	40.25	37.30
4th Quarter	4.17	3.63	45.19	37.50

2004
1st Quarter	4.19	3.46	46.17	39.12

The “ Shell ” Transport and Trading Company, p.l.c.  83

The “Shell” Transport and Trading Company, Public Limited Company

Period

London			New York

	High	Low	High	Low
	£	£	$	$

2003
July	4.09	3.84	40.25	37.30
August	4.15	3.83	40.20	37.52
September	4.14	3.69	39.87	37.51
October	4.00	3.63	40.30	37.50
November	3.82	3.65	38.94	37.58
December	4.17	3.68	45.19	38.84

2004
January	4.19	3.56	46.17	39.33
February	3.74	3.46	42.09	39.12
March	3.91	3.52	43.45	39.20
April	4.02	3.47	43.14	39.85
May	4.10	3.88	44.54	41.94

At June 14, 2004 there were 350 First Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by two holders of record registered with an address in the United States of America. At the same date there were 1,300 Second Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 7 holders of record registered with an address in the USA. (Reference is made to Note 7 on page S9 for additional information on the Preference shares).

Memorandum and Articles of Association

The following summarises certain provisions of Shell Transport’s Memorandum and Articles of Association and of English law. This summary is qualified in its entirety by reference to the UK Companies Act of 1985, as amended (the Companies Act), and Shell Transport’s Memorandum and Articles of Association. Copies of Shell Transport’s Memorandum and Articles of Association have been filed as an exhibit to this Report.

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

(3)	Directors over age 70 must retire at each Annual General Meeting, but are eligible for re-election; and

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

84 The “ Shell ” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, Public Limited Company

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

A poll may be demanded by any of the following:

–	the chairman of the meeting;

–	at least five shareholders entitled to vote at the meeting;

–	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

–	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right or such shares with a nominal value of not less than £3,000.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is ten persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

Matters are transacted at General Meetings of Shareholders by the proposing and passing of resolutions of which there are three kinds:

–	an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

–	a special resolution, which includes resolutions amending Shell Transport’s Memorandum and Articles of Association, disapplying statutory pre-emption rights or changing Shell Transport’s name; and

–	an extraordinary resolution, which includes resolutions modifying the rights of any class of Shell Transport’s shares at a meeting of the holders of such class or relating to certain matters concerning Shell Transport’s winding up.

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

The “ Shell ” Transport and Trading Company, p.l.c.  85

The “Shell” Transport and Trading Company, Public Limited Company

(c)  Rights in a winding-up

Upon Shell Transport’s winding-up, the balance of assets available for distribution:

–	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

–	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits” on pages 84 and 85) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

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

Threshold for disclosure of share ownership

English law requires disclosure by beneficial owners of 3% or more of the voting share capital of a company listed on a Stock Exchange in the European Union or the European Economic Area to notify their interest to the company. English law also enables a company to require a shareholder to confirm whether he holds the shares as beneficial owner and if not to name the beneficial owner or owners. Under the Articles of Association of Shell Transport, if Shell Transport has not received a response to a statutory notice requiring disclosure of the beneficial owner of shares in Shell Transport within 14 days of issue the Directors may determine that the shareholder holding the shares in question should be subject to restrictions in respect of those shares. The restrictions may be one or more of the following:

(i)	withdrawal of right to attend and vote at general meetings;

(ii)	no transfer shall be registered in respect of the shares; or

(iii)	no dividend shall be paid in respect of the shares.

86 The “ Shell ” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, Public Limited Company

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

The USA and UK have concluded a new tax treaty which came into force on March 31, 2003. There is a one-year phase-in period, ending April 30, 2004, for the new Tax Treaty. For dividends received between May 1, 2003 and April 30, 2004 qualifying shareholders can either elect to report their dividends under the old Tax Treaty or make no election in which case the dividends will be treated in line with the new treaty. If an election is made, all the provisions of the former treaty will apply.

The former Double Taxation Convention between the UK and the USA provided for the payment to qualifying US residents of an amount equal to the relevant UK tax credit, less UK income tax at the rate of 15% on the sum of the dividend and the tax credit. With a tax credit of 10/90ths the withholding tax at 15% would be more than the tax credit. In such a case the payment was treated as being reduced to zero. The shareholder was, however, able to treat the amount of the withholding tax as a tax credit that could, subject to certain limitations, be applied against that shareholder’s US income tax liability.

Under the new tax treaty there is no UK tax credit and offsetting withholding tax with the result that the cash amount of the dividend is the gross dividend and there is no possibility of claiming a credit for UK tax against the US tax liability.

The entitlement to a tax credit of a shareholder who is resident neither in the UK nor in the USA depends upon such double tax arrangements as exist between the UK and the country of the shareholder’s residence.

Taxation on Capital Gains

Under the current Double Taxation Convention between the USA and the UK, capital gains on disposals of shares by residents of the USA are not taxable in the UK unless the shares form part of the business property of a permanent establishment in the UK.

Inheritance Tax

Under the current Estate and Gift Tax Convention between the USA and the UK, Ordinary shares held by an individual who is domiciled for the purpose of the Convention in the USA and is not for the purpose of the Convention a national of the UK will not be subject to UK inheritance tax on the individual’s death or on a gift of the shares in the seven years prior to death unless the shares are part of the business property of a permanent establishment of the individual in the UK, or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Stamp Duty Reserve Tax

The UK Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to in the third paragraph under the Item entitled “Nature of trading market” on page 83, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

The “ Shell ” Transport and Trading Company, p.l.c.  87

The “Shell” Transport and Trading Company, Public Limited Company

Management

The business of Shell Transport is managed by a Board of Directors of not less than three and not more than 20 in number. There are 10 Directors in office, of whom one is a Managing Director. Managing Directors are appointed by the Board from among the members of the Board. Pursuant to Shell Transport’s Articles of Association, a minimum of one third of the Directors (or if their number is not a multiple of three, the number nearest to one third) shall retire by rotation at each Annual General Meeting of Shareholders. The Directors to retire by rotation on each occasion shall be those of the Directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of Directors so retiring is less than the minimum additional Directors up to that number shall retire. The additional Directors to retire on each occasion shall be the Directors who have been longest in office, and if some Directors have been in office for an equal period of time, the Director(s) to retire shall (unless they otherwise agree between themselves) be chosen by lot. In 2004 four Directors retired at the Annual General Meeting in accordance with these arrangements. Directors appointed by the Board vacate office at the next Annual General Meeting and offer themselves for election. Under the Articles of Association of Shell Transport such new Directors are not included in the number of Directors liable to retire by rotation at the next Annual General Meeting. Malcolm Brinded vacated office and offered himself for election at the Annual General Meeting in accordance with this provision.

On June 23, 2004 Peter Voser was appointed a Director of The “Shell” Transport and Trading Company, p.l.c with effect from October 4, 2004.

88 The “ Shell ” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, Public Limited Company

The Directors, Managing Directors, and officers of Shell Transport at June 14, 2004 were:

Biographies
Lord Oxburgh KBE FRS # •
Non-executive Chairman of Shell Transport
Born November 2, 1934. A British national, appointed a Director in 1996 and non-executive Chairman in March 2004. Latest date for retirement by rotation 2004 and he will retire in 2005 following his 70th birthday. Held a number of scientific and university appointments including Chief Scientific Advisor, Ministry of Defence and Rector, Imperial College of Science, Technology and Medicine. Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.

Teymour Alireza #

Non-executive Director of Shell Transport
Born September 7, 1939. A Saudi Arabian national, appointed a Director in 1997. Latest date for retirement by rotation 2006. President and Deputy Chairman of The Alireza Group. Also Chairman of the National Pipe Company Ltd, Saudi Arabia and a Director of Arabian Gulf Investments (Far East) Ltd and of Riyad Bank Saudi Arabia. Member of the International Board of Trustees of the World Wide Fund for Nature.

Sir Peter Burt FRSE ø •

Non-executive Director of Shell Transport
Born March 6, 1944. A British national, appointed a Director in 2002. Latest date for retirement by rotation 2006. Joined the Bank of Scotland in 1975 and rose to become Chief General Manager. Later appointed Group Chief Executive and in 2001 became Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland until 2003. Chairman of Gleacher Shacklock Limited and a director of a number of charitable organisations. In February 2004 he was appointed non-executive Chairman of ITV plc.

Dr Eileen Buttle CBE #

Non-executive Director of Shell Transport
Born October 19, 1937. A British national, appointed a Director in 1998 following retirement from a career of public scientific appointments. Latest date for retirement by rotation 2004. Member of a number of UK Government and European Union advisory committees on environmental aspects of UK and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti ø

Non-executive Director of Shell Transport
Born November 27, 1944. A Venezuelan national, appointed a Director in 2000. Latest date for retirement by rotation 2004. Chairman and Chief Executive Officer of Petroleos de Venezuela, SA (PDVSA) from 1994 – 1999. Before joining PDVSA in 1976, worked for the Venezuelan Shell oil company. Senior Advisor at the Center for Strategic and International Studies in Washington DC.

Mary (Nina) Henderson ø +

Non-executive Director of Shell Transport
Born July 6, 1950. A US national, appointed a Director in 2001. Latest date for retirement by rotation 2004. Previously President of a major division and Corporate Vice-President of Bestfoods, a major US foods company, responsible for worldwide core business development. Non-executive Director of Pactiv Corporation, AXA Financial Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

Sir Peter Job KBE + •

Non-executive Director of Shell Transport
Born July 13, 1941. A British national, appointed a Director in 2001. Latest date for retirement by rotation 2005. Previously Chief Executive of Reuters plc. Non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc, and a member of the Supervisory Board of Deutsche Bank AG and of Bertelsmann AG.

Sir John Kerr GCMG + •

Non-executive Director of Shell Transport
Born February 22, 1942. A British national, appointed a Director in 2002. Latest date for retirement by rotation 2006. Previously Head of the Diplomatic Service, Principal Private Secretary to the Chancellor of the Exchequer, UK Permanent Representative to the EU, British Ambassador to the USA and Foreign Office Permanent Under Secretary of State. Non-executive Director of Rio Tinto plc, Scottish American Investment Trust plc and Trustee of the National Gallery and of the Rhodes Trust.

Sir Mark Moody-Stuart KCMG

Non-executive Director of Shell Transport
Born September 15, 1940. A British national, appointed a non-executive Director in 2001. Latest date for retirement by rotation 2006. Appointed a Managing Director in 1991 and Chairman of Shell Transport from 1997 – 2001. Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General’s Advisory Council for the Global Compact.

Malcolm Brinded CBE FREng

Managing Director of Shell Transport and Vice-Chairman of the Committee of Managing Directors
Born March 18, 1953. A British national, was appointed a Director and Managing Director of Shell Transport and became Vice-Chairman of the Committee of Managing Directors in March 2004. Previously a Managing Director of Royal Dutch since 2002. Joined the Group in 1974 and has held various positions around the world. Country Chair for Shell in the UK from 1999 – 2002 and Director of Planning, Environment and External Affairs at Shell International Ltd. from 2001 – 2002.

Company Secretary, Shell Transport

Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

Key to Committee membership

ø	Group Audit Committee

+	Remuneration and Succession Review Committee

#	Social Responsibility Committee

•	Shell Transport Nomination Committee

The “ Shell ” Transport and Trading Company, p.l.c.  89

The “Shell” Transport and Trading Company, Public Limited Company

Directors offering themselves for election or re-election

The Directors retiring by rotation at the Annual General Meeting prior to filing date were: Dr Eileen Buttle, Luis Giusti, Nina Henderson and Lord Oxburgh. All offered themselves for re-election. Malcolm Brinded was appointed as a Director and Managing Director by the Board with effect from March, 2004 and vacated office and offered himself for election by the shareholders at the Annual General Meeting.

Arrangements and/or relationships between Directors and officers

There are no arrangements or understandings between Directors or officers and any other person pursuant to which they were selected as Directors or officers. There are no family relationships between any Director or executive officer and any other Director or executive officer.

Share ownership

Directors of Shell Transport had the following beneficial interests in Shell Transport at June 14, 2004:

	Share Options[a]	25p Ordinary shares

Managing Directors
Malcolm Brinded[b]	1,313,550	77,948
Non-executive Directors
Teymour Alireza	–	29,093
Sir Peter Burt	–	10,000
Dr Eileen Buttle	–	3,400
Luis Giusti	–	2,400
Nina Henderson	–	9,000
Sir Peter Job	–	1,866
Sir John Kerr	–	10,000
Sir Mark Moody-Stuart	806,050	600,000
Lord Oxburgh	–	6,214

a	Additional information is included in the “Remuneration Report – Stock options” on page S19.

b	Excluding 6,885 Royal Dutch ordinary shares as per June 14, 2004, resulting from his participation in the Deferred Bonus Plan for Group Managing Directors in 2003 through the deferral of part of his 2002 bonus.

Group Audit Committee

In 1976 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Group Audit Committee. Under its terms of reference the Committee acts in an advisory capacity to the Boards, providing them with quarterly and annual updates regarding its activities and related recommendations. The Committee regularly considers the effectiveness of risk management processes and internal control within the Group and reviews the financial accounts and reports of the Royal Dutch/ Shell Group of Companies. The Committee also considers both internal and external audit reports (including the results of the examination of the Group Financial Statements) and assesses the performance of internal and external audit.

During 2003, the Group Audit Committee reviewed its role in the light of governance developments and at its meeting in February 2004 concluded that two discrete sub-committees should be established to review and report to the Boards of either Shell Transport or Royal Dutch (as appropriate) on matters that are Parent Company specific. For Shell Transport such matters include the monitoring of the integrity of the Company’s financial statements, the regular review of the internal financial controls and corporate internal control and risk management systems and relations with the external auditor (including recommendations in relation to their appointment and removal, remuneration, effectiveness and independence). The Group Audit Committee Terms of Reference were revised in February 2004 to reflect these changes.

The Group Audit Committee is also responsible for the approval of all services to be provided by the external auditors KPMG and PricewaterhouseCoopers. This includes both audit and, to the extent permitted under applicable regulations, non-audit services. Under the guidelines adopted by the Group Audit Committee, certain specified categories of non-audit services may be contracted so long as the fee value for each contract does not exceed $500,000. These include tax compliance work, regulatory compliance work, certain advice on the tax treatment of proposed transactions, expatriate tax returns except where the expatriate has a financial reporting oversight role, among others. Other services must be specifically pre-approved. For urgent matters, the chairman of the Group Audit Committee is authorised to approve auditor engagements subject to review at the next Group Audit Committee meeting. Under the guidelines, permitted services must not present a conflict of interest, in addition, certain types of services will not normally be approved, including buy-side diligence services where it is likely to result in the audit firm later auditing its own work, advice on alternative deal structures for merger and acquisition transactions (although certain tax advice on deal structures proposed by the Group may be permitted), carve out accounting services and system assurance reviews and other internal control reviews, unless part of audit work.

90 The “ Shell ” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, Public Limited Company

Membership of the Group Audit Committee is shown in the table below:

Appointed by the Board of Shell Transport

Sir Peter Burt
Luis Giusti
Nina Henderson

Appointed by the Supervisory Board of Royal Dutch

Aad Jacobs	Chairman of the committee
Lawrence Ricciardi	Appointed to the committee on July 1, 2003
Henny de Ruiter
Jan Timmer	Retired from the committee on June 30, 2003

The membership of the Shell Transport Audit sub-committee comprises those Shell Transport directors appointed to the Group Audit Committee. For purposes of the U.S. Sarbanes-Oxley Act, Aad Jacobs, a supervisory director of Royal Dutch and a member of the Group Audit Committee, qualifies as an “audit committee financial expert” (as defined). No director of Shell Transport that is a member of the Group Audit Committee currently so qualifies, although Sir Peter Burt, a director of Shell Transport and member of the Group Audit Committee and the Shell Transport Audit sub-committee, qualifies under UK and Dutch corporate governance requirements as a director with “appropriate and recent relevant financial experience”, as does Mr. Jacobs.

A copy of the revised Terms of Reference of the Group Audit Committee (including the Shell Transport Audit sub-committee) is available from the Company Secretary and can be found on the Shell website (www.shell.com/investment).

Non-audit services (Code Provision C.3.7)

The independent auditors are on occasion engaged to undertake assignments of a non-statutory nature. Such assignments may be in connection with regulatory matters or the provision of advice regarding accounting practice developments and can only be authorised by the Shell Transport Audit sub-committee. Prior to authorisation, the committee reviews whether the independent auditor is an appropriate body to undertake the assignment and considers whether their objectivity and independence would be compromised by the additional engagement.

Remuneration and Succession Review Committee

In 1967, the Supervisory Board of Shell Transport, jointly with the Board of Royal Dutch, established a Remuneration Committee which later became the Remuneration and Succession Review Committee (REMCO). For detailed information on REMCO reference is made to the Remuneration Report beginning on page S12. Its Terms of Reference are reviewed annually and were revised in February 2004 in light of corporate governance developments. A copy of the Terms of Reference of REMCO is available from Company Secretary and can be found on the Shell website (www.shell.com/investor).

Social Responsibility Committee

In 1997 the Board of Shell Transport, jointly with the Supervisory Board of Royal Dutch, established a Social Responsibility Committee. The Committee reviews the policies and conduct of the Royal Dutch/ Shell Group of Companies with respect to the Group’s Statement of General Business Principles as well as the Group’s Health, Safety and Environment Commitment and Policy.

The members appointed by the Board of Shell Transport are currently Teymour Alireza, Dr Eileen Buttle and Lord Oxburgh (Chairman of the Committee). The members appointed by the Supervisory Board of Royal Dutch are currently Maarten van den Bergh, Wim Kok and Jonkheer Aarnout Loudon.

Shell companies have long been open about the values and principles which guide them, and the Group’s Statement of General Business Principles has been publicly available since 1976. The latest revision in 1997 followed extensive internal and external consultation and now includes commitments to support fundamental human rights and to contribute to sustainable development.

The Shell Report 2003 which reviews how Group companies are living up to the Group’s Business Principles and contributing to sustainable development is available at www.shell.com/shellreport.

Code of Ethics

For the guidance of principle executives and senior financial officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and officers

The aggregate amount of remuneration paid to or accrued for Directors, Managing Directors and officers of Shell Transport as a group by Shell Transport and companies of the Royal Dutch/ Shell Group of Companies for services in all capacities during the fiscal year ended

The “ Shell ” Transport and Trading Company, p.l.c.  91

The “Shell” Transport and Trading Company, Public Limited Company

December 31, 2003, was £2,848,442. The aggregate amount set aside to provide pension, retirement and similar benefits for Directors, Managing Directors and officers of Shell Transport by Shell Transport and companies of the Royal Dutch/ Shell Group of Companies during the fiscal year ended December 31, 2003, was nil.

Sir Philip Watts’ severance payment following his resignation as a director of Shell Transport, and as an employee of The Shell Petroleum Company Limited in March 2004 consisted of a lump sum payment of £1,057,971. This amount was based on his salary as an employee until his normal employment retirement date in June 2005 after 35 years’ service. No Director’s fees are being paid for this period. Sir Philip received no performance-related annual bonus in respect of 2003 or 2004, and forfeited certain stock options and share grants. Sir Philip will retain 2,847,000 stock options under a shortened exercise term consistent with the Group’s general practice of allowing employees to continue to hold options after leaving employment by mutual agreement. Sir Philip also has the legal right to a pension of £584,070 per annum under the Shell pension scheme to which he has contributed.

Reference is made to the information given in the Remuneration section on pages S12 to S22 relating to Directors’ emoluments and service contracts (for Managing Directors) and letters of appointment (for non-executive Directors).

Shares under option and share purchase plan

Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the UK (The Shell Petroleum Company Limited), have stock option plans under which options have been or may be granted to executives and other employees of those and other Group companies. Options granted under these plans are at a price of not less than the market value at the date of granting the option and for the terms indicated in the tabulation below.

The securities of Shell Transport involved in the plans as of June 14, 2004, are 177,489,670 issued and outstanding Ordinary shares.

The number of Ordinary shares under option at June 14, 2004, and the option prices of the Ordinary shares at the date the options were granted, per share and in total, were as follows:

Plan

Option price

	Number of shares	Average		Term
	under option	per share	Total	(expiration dates)

Shell Petroleum N.V.	54,156,306	£4.49	£243,228,990	10 years
				(10/12/07 – 06/05/14)
The Shell Petroleum Company Limited	123,333,364	£4.54	£560,184,090	10 years
				(10/12/07 – 06/05/14)

Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the United Kingdom (The Shell Petroleum Company Limited) have restricted stock plans under which grants are made on a highly selective basis to senior staff. Group Managing Directors are not eligible to participate in the plans. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plans in any year. Shares are granted subject to a three-year restriction period and the number of the shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period provided that the individual has remained in employment. The total number of outstanding ordinary shares of Shell Transport under the restricted stock plans as of June 14, 2004 is 781,129, of which 15,668 shares relate to directed sales up to date. The total monetary value outstanding under the earlier versions of these plans – under which grants were defined as a monetary value with the number of shares determined by the share price at the end of the restricted period rather than the award date and with no dividend roll up is £145,000.

Two Group companies, one in the Netherlands (Shell Petroleum N.V.) and one in the United Kingdom (The Shell Petroleum Company Limited) have long-term incentive plans under which shares are awarded conditionally once a year to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. The total number of outstanding Ordinary shares of Shell Transport conditionally awarded under the long-term incentive plans as of June 14, 2004 is 890,421, of which 15,482 shares relate to dividend shares up to date. None of the shares will result in beneficiary ownership until they are released.

The Global Employee Share Purchase Plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the Plan until the end of the twelve-month cycle the employee receives an additional 15% share allocation. In the USA a variant of the plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan. At June 14, 2004, 2,357,768 Shell Transport Ordinary shares were held by Group companies in connection with this Plan.

92 The “ Shell ” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, Public Limited Company

Shell Sharesave Scheme

In lieu of the Global Employee Share Purchase Plan, employees in the UK continue to participate in the Shell Sharesave Scheme. Stock options are granted over shares of Shell Transport at a price set at the date specified in the invitation. Options are granted on a date not more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period.

At June 14, 2004 there were 12,418,402 issued and outstanding Ordinary shares of Shell Transport under the option to such employees pursuant to the rules of those schemes at prices between £3.55 and £5.69, of which there were 161,148 issued and outstanding Ordinary shares of SPNV.

No issue of new shares is involved under any of the plans or schemes mentioned above.

The “ Shell ” Transport and Trading Company, p.l.c.  93

Index to the Financial Statements and Exhibits

(A) Financial Data*	Page

Royal Dutch Petroleum Company:
Report of Independent Public Accountants	R1
Financial Statements
Profit and Loss Account	R2
Statement of Appropriation of Profit	R2
Earnings per ordinary share	R2
Balance Sheet	R3
Statement of Cash Flows	R3
Notes to the Financial Statements	R4
Remuneration	R10

The “Shell” Transport and Trading Company, Public Limited Company:
Report of Independent Public Accountants	S1
Financial Statements
Profit and Loss Account	S2
Earnings per Ordinary share	S2
Balance Sheet	S2
Statement of Total Recognised Gains and Losses	S3
Statement of Retained Profit	S3
Statement of Cash Flows	S3
Notes to the Financial Statements	S5
Remuneration Report	S12

Royal Dutch/ Shell Group of Companies:
Report of Independent Public Accountants	G1
US GAAP Financial Statements
Statement of Income	G2
Statement of Comprehensive Income and Parent Companies’ interest in Group net assets	G2
Statement of Assets and Liabilities	G3
Statement of Cash Flows	G4
Notes to US GAAP Financial Statements	G5
Netherlands GAAP Financial Statements	G36
Statement of Income	G36
Statement of Assets and Liabilities	G37
Notes to Netherlands GAAP Financial Statements	G38
Report of Independent Public Accountants	G43
Supplementary information – Oil and Gas (unaudited)
Reserves	G44
Standardised measure of discounted future cash flows	G54
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	G56

(B) Exhibits	E1

1.1 Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission Files 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2 Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1 Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2 Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3 Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8 Significant Group companies as at December 31, 2003	E2
23.1 Consent of KPMG Accountants N.V., The Hague	E3
23.2 Consent of PricewaterhouseCoopers LLP, London	E4
23.3 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E5
23.4 Consent of KPMG Accountants N.V., The Hague	E6
23.5 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.6 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
23.7 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E9
99.1 Section 302 Certification of Royal Dutch	E10
99.2 Section 302 Certification of Royal Dutch	E11
99.3 Section 302 Certification of Shell Transport	E12
99.4 Section 302 Certification of Shell Transport	E13
99.5 Section 906 Certification of Royal Dutch	E14
99.6 Section 906 Certification of Shell Transport	E15

94 Royal Dutch/Shell Group of Companies

*	Schedules not included have been omitted because they are not applicable or not required. Alternatively, the required information is shown in the financial statements or notes thereto. Summarised financial information in aggregate for majority-owned subsidiaries not consolidated and 50% or less-owned persons, the investments in which are accounted for by the equity method, has been provided in the notes to the financial statements. Separate financial statements for any such individual majority-owned subsidiary not consolidated or 50% or less-owned person, the investments in which are accounted for by the equity method, have been omitted because none constitutes a “significant subsidiary”.

Royal Dutch/Shell Group of Companies  95

(This page is intentionally blank)

96 Royal Dutch/Shell Group of Companies

Royal Dutch Petroleum Company

Report of Independent Public Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2003, 2002 and 2001 appearing on pages R2 to R9. The preparation of these Financial Statements is the responsibility of the Company’s Board of Management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Management in the preparation of the Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Petroleum Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with accounting principles generally accepted in the Netherlands.

The report of the independent public accountants on the 2003, 2002 and 2001 Financial Statements of the Royal Dutch/Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G43.

As discussed in Note 2 on page R4 the Company has restated its Financial Statements for the two years ended December 31, 2002 and made certain changes in its accounting principles.

As discussed in Note 12 on page R7, the Company has restated its Financial Statements for the two years ended December 31, 2002 to change its method of accounting for earnings per share.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 16 on page R9.

/s/ KPMG ACCOUNTANTS N.V.

--------------------------------------------------------------------

KPMG Accountants N.V., The Hague

Independent public accountants

May 22, 2004

Royal Dutch Petroleum Company R 1

Financial Statements

Profit and Loss Account			€ million

			2002	2001
	Note	2003	As restated	As restated

Share in the net income of companies of the Royal Dutch/Shell Group	4	6,513	6,093	6,930
less Administrative expenses		8	5	6

		6,505	6,088	6,924

Interest income		18	28	33

Profit before taxation		6,523	6,116	6,957

less Taxation	5	3	8	10

Profit after taxation		6,520	6,108	6,947

Statement of Appropriation of Profit			€ million

			2002	2001
	Note	2003	As restated	As restated

Profit after taxation		6,520	6,108	6,947
Taken from/(to) Statutory investment reserve	6	(3,645)	(2,776)	(782)
Undistributed profit at beginning of year		3,650	4,712	4,674
Final dividend distributed		(2,084)	(2,042)	(1,973)
(Repurchase)/cancellation of share capital		9	(847)	(2,654)
Unclaimed dividends forfeited		1	1	1

Available for distribution		4,451	5,156	6,213

less Interim dividend[a]		1,542	1,506	1,501

Undistributed profit at end of year[b]		2,909	3,650	4,712

Earnings per share			€

			2002	2001
	Note	2003	As restated	As restated

Basic earnings per ordinary share	12	3.20	2.97	3.32

Diluted earnings per ordinary share	12	3.20	2.97	3.32

a	Including 4% cumulative preference dividend for 2003 amounting to €26,880 on priority shares (2002: €26,880; 2001: €27,227).

b	Before second interim dividend of €2,125 million (proposed final dividend 2002: €2,084 million; 2001: €2,042 million). The Supervisory Board and the Board of Management propose to the General Meeting of Shareholders to be held on June 28, 2004 that it be resolved that the interim dividend made payable in September 2003 and the second interim dividend made payable in May 2004 will together constitute the total dividend for 2003.

R 2 Royal Dutch Petroleum Company

Financial Statements

Balance Sheet (before appropriation of profit)			€ million

			Dec 31,
		Dec 31,	2002
	Note	2003	As restated

Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/ Shell Group	6	34,516	34,586
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/ Shell Group		2,449	2,982
Other receivables from companies of the Royal Dutch/ Shell Group		363	582
Other receivables	7	36	36
Cash and cash equivalents		8	7

		2,856	3,607

Current liabilities
Other liabilities	8	10	11

Current assets less current liabilities		2,846	3,596

Total assets less current liabilities		37,362	38,182

Shareholders’ equity
Paid-up capital	9
Ordinary shares		1,166	1,175
Priority shares		1	1

		1,167	1,176

Share premium reserve		1	1
Investment reserves	6
Statutory		22,874	23,148
Currency translation differences		486	(2,370)
Other		9,910	12,562

		33,270	33,340

Other statutory reserves	10	15	15
Undistributed profit		2,909	3,650

		37,362	38,182

Statement of Cash Flows			€ million

		2002	2001
	2003	As restated	As restated

Returns on investments and servicing of finance
Dividends received from Group companies	3,401	4,446	6,342
Interest received	18	32	30
Other	212	(587)	(5)

Net cash inflow/(outflow) from returns on investments and servicing of finance	3,631	3,891	6,367

Taxation
Tax (paid)/recovered	(4)	(8)	(14)
Financing
Repurchase of share capital, including expenses	–	(889)	(2,700)
Dividends paid	(3,626)	(3,536)	(3,459)

Increase/(decrease) in cash and cash equivalents	1	(542)	194

Cash at January 1	7	549	355

Cash at December 31	8	7	549

Royal Dutch Petroleum Company R 3

Notes to the Financial Statements

1 The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/Shell Group, is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/Shell Group of Companies.

The Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies as presented on pages G36 and G37 and the Notes thereto on pages G5 to G35, G38 to G42 form part of the Notes to the Annual Accounts.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40, respectively. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

2 Restatement and changes in accounting principles

With effect from 2003 the Group Financial Statements include separate financial information prepared under Netherlands GAAP. The accounting policies under Netherlands GAAP have been changed to correct inappropriate departures from Netherlands GAAP, in respect of inventory accounting and the amortisation of goodwill. In addition, errors in the depreciation, depletion and amortisation charges related to the restatement of reserves have been adjusted with restatement of prior years (see page G38 of the Netherlands GAAP information of the Royal Dutch/Shell Group of Companies). The accounting principles in the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies have also been revised at the election of the Group in respect of exploration costs and certain contracts for the sale and delivery of own natural gas production. The effect on the determination of the share of Royal Dutch in the net income of companies of the Royal Dutch/Shell Group is disclosed in Note 31 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on pages G39 and G40.

From January 1, 2003 the 60% share of Royal Dutch in the book value of Shell Transport shares held by Group companies is eliminated, thus eliminating in full the shares of both Parent Companies held by Group companies. In this way, the euro book value of Royal Dutch investments is directly aligned to 60% of the Royal Dutch/Shell Group’s net assets translated at the year-end dollar/euro rate of exchange. The change reduces Shareholders’ equity by €496 million as at December 31, 2002 (December 31, 2001: €347 million), see Note 6.

Furthermore, as from January 1, 2003, changes in generally accepted accounting principles in the Netherlands require that proposed dividends which are subject to finalisation at the General Meeting of Shareholders no longer be accounted for as liabilities in the balance sheet, but as undistributed profit, a part of Shareholders’ equity, until they are finally approved. This change increases Shareholders’ equity by €2,084 million as at December 31, 2002 (December 31, 2001: €2,042 million).

Prior year amounts related to these accounting changes have been restated to conform with current year presentation.

The effect on profit after taxation and the Shareholders’ equity of Royal Dutch is as follows:

	€ million

			Shareholders’
	Profit after taxation		equity

			Dec 31,
	2002	2001	2002

As previously reported	6,004	7,282	36,446

Reserves restatement	(69)	(28)	(176)
Changes in accounting principles of the Royal Dutch/Shell Group of Companies
Valuation of inventories	324	(299)	537
Goodwill amortisation	(76)		(76)
Exploration costs	(39)	(9)	(99)
Valuation of certain gas contracts	(25)		(25)
Currency translation effect	(11)	1	(13)
Changes in accounting principles of Royal Dutch
Accounting for Shell Transport shares			(496)
Accounting for proposed dividend			2,084

As restated	6,108	6,947	38,182

R 4 Royal Dutch Petroleum Company

Notes to the Financial Statements

3 Accounting principles

The Annual Accounts of Royal Dutch include the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies. These Annual Accounts have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 4 and 6). Accounting principles used by the Group are given in Note 30 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on page G38.

Current assets and liabilities are stated at their nominal value. Assets and liabilities in foreign currencies are translated into euros at year-end rates of exchange, whereas results for the year are translated at average rates. For the Profit and Loss Account euros are translated from dollars at the weighted average rate of exchange. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investment reserves (see Note 6).

Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years.

4 Share in the net income of companies of the Royal Dutch/Shell Group

Net income of the Royal Dutch/Shell Group included in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group on pages G36 and G37. The Royal Dutch share in the net income of the Royal Dutch/Shell Group amounts to €6,513 million, the equivalent of $7,244 million (2002: €6,093 million, the equivalent of $5,761 million as restated). Net income has been translated into euros using the weighted average rate of exchange for the year.

The dividend for 2003 distributed and yet to be distributed by Group companies to Royal Dutch amounted to €2,868 million, the equivalent of $3,396 million (2002: €3,317 million, the equivalent of $3,261 million).

5 Taxation

The effective tax rate in 2003 was 0% (2002: 0%), as against a statutory corporate income tax rate in the Netherlands of 34.5%. This difference is attributable almost entirely to the participation exemption in the Dutch Corporate Income Tax Act, which exemption applies generally to any benefits, including dividends, derived from subsidiaries that have been subject to a tax on income.

6 Investments and reserves

The 60% interest in Group net assets is equal to the interest applicable to Royal Dutch as shown in Note 35 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies.

Royal Dutch’s investments in the companies of the Royal Dutch/Shell Group are stated at an amount equal to its 60% share in Group net assets, translated into euros at the year-end rate of exchange. Movements during the year are translated at different rates of exchange. The resulting difference from movements in the dollar/euro rate is included in currency translation differences.

The difference of €33,270 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves – Other.

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-dollar companies to dollars at year-end rates of exchange and is shown under Investment reserves as currency translation differences. Distribution from Group companies and loss on sale of Parent Companies’ shares are translated at a rate of exchange used for distribution of dividends.

The net increase/decrease in Parent Companies’ shares held by Group companies results from sales and purchases of these shares minus dividends received on these shares, translated at the average rate of exchange for the year.

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/losses on securities and on cash flow hedges and minimum pension liability adjustments and is translated at the year-end rate (see Note 35 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on pages G41 and G42).

Royal Dutch Petroleum Company R 5

Notes to the Financial Statements

Movements in Investments and Investment reserves

	$ million		€ million

				Investment reserves

	60% interest				Currency
	in Group	Exchange rate	Royal Dutch		translation
	net assets[a]	(€/$)	investments	Statutory	differences	Other	Total

Balance at December 31, 2001 (as previously reported)			38,431	25,485	(4,306)	16,006	37,185

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			(347)			(347)	(347)

	33,696	1.13	38,084	25,485	(4,306)	15,659	36,838

Restatement December 31, 2001[a]	50	1.13	56	50	7	(1)	56

Balance at December 31, 2001 (as restated)	33,746	1.13	38,140	25,535	(4,299)	15,658	36,894

Movements during the year 2002
Share in the net income of Group companies (as restated)	5,761	1.06	6,093
Distribution to Royal Dutch	(3,261)	1.02	(3,317)
Undistributed net income of Group companies (as restated)	2,500	1.11	2,776	2,776			2,776
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(507)	1.06	(538)			(538)	(538)
Other comprehensive income, net of tax (as restated)	455	0.96	434	(831)	1,265		434
Translation effect arising from movements in dollar/euro rate (as restated)			(6,226)	(4,332)	664	(2,558)	(6,226)

Share of Group net assets at December 31, 2002 (as restated)	36,194	0.96	34,586	23,148	(2,370)	12,562	33,340

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			496			496	496

Balance at December 31, 2002 (as restated)			35,082	23,148	(2,370)	13,058	33,836

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			(496)			(496)	(496)

Balance at January 1, 2003 (as restated)	36,194	0.96	34,586	23,148	(2,370)	12,562	33,340

Cumulative effect of change in accounting for asset retirement obligations[b]	153	0.96	146	146			146

	36,347	0.96	34,732	23,294	(2,370)	12,562	33,486

Movements during the year 2003
Share in the net income of Group companies	7,244	0.90	6,513
Distribution to Royal Dutch	(3,396)	0.84	(2,868)
Undistributed net income of Group companies	3,848	0.95	3,645	3,645			3,645
Loss on sale of Parent Companies’ shares	(1)	0.95	(1)	(1)			(1)
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(378)	0.89	(335)			(335)	(335)
Other comprehensive income, net of tax	3,721	0.79	2,951	499	2,452		2,951
Translation effect arising from movements in dollar/euro rate			(6,476)	(4,563)	404	(2,317)	(6,476)

Balance at December 31, 2003	43,537	0.79	34,516	22,874	486	9,910	33,270

a	See Notes 31 and 35 to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies.

b	This relates to a change in Group accounting policies in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003. Prior periods have not been restated due to the absence of comparative data for 2002 and 2001, respectively.

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

7 Other receivables		€ million

	Dec 31,	Dec 31,
	2003	2002

Dividend tax receivable	36	35
Other receivables	0	1

	36	36

8 Other liabilities		€ million

	Dec 31,	Dec 31,
	2003	2002

Dividends	8	8
Accounts payable	2	1
Corporation tax	0	2

	10	11

R 6 Royal Dutch Petroleum Company

Notes to the Financial Statements

9 Share capital

The authorised capital as laid down in the Articles of Association is expressed in euros and amounts to €1,792,000,000. The authorised share capital is divided into 3,198,800,000 ordinary shares with a par value of €0.56 each and 1,500 priority shares with a par value of €448 each. The movements in issued and paid-up capital during 2002 and 2003 were as follows:

Share capital

Number of shares		€

Ordinary shares of N.fl.1.25/€0.56

At December 31, 2001	2,126,647,800	1,206,288,373

Redenomination to €0.56		(15,365,605)
Cancelled during 2002	(27,362,800)	(15,323,168)

At December 31, 2002	2,099,285,000	1,175,599,600

Cancelled during 2003	(15,785,000)	(8,839,600)

At December 31, 2003	2,083,500,000	1,166,760,000

Priority shares of N.fl.1,000/€448

At December 31, 2001	1,500	680,670

Redenomination to €448		(8,670)

At December 31, 2002	1,500	672,000

At December 31, 2003	1,500	672,000

Total ordinary and priority shares

At December 31, 2002	2,099,286,500	1,176,271,600

At December 31, 2003	2,083,501,500	1,167,432,000

10 Other statutory reserves

The other statutory reserves resulted from the redenomination in 2002 from guilders into euros of the nominal values of the shares.

11 Royal Dutch shares held by Group companies

The movements in 2003 in Royal Dutch shares held by Group companies were as follows:

	Number of shares	€ million

			Royal Dutch
			60%
			interest
			in the
		Book value	book value

At December 31, 2002	39,115,193	2,118	1,271
Purchases	11,431,478	435	261
Deliveries and other movements	(266,589)	(159)	(96)

At December 31, 2003	50,280,082	2,394	1,436

These movements relate to the granting and exercise of stock options and to other incentive compensation plans as mentioned in Note 22 to the Financial Statements of the Royal Dutch/ Shell Group of Companies.

12 Earnings per share

The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The calculation uses a weighted average number of shares of 2,036,687,755 (2002: 2,057,657,737 shares; 2001: 2,095,731,261 shares). This amount is based on outstanding shares, after deduction of shares held by Group companies in respect of stock options and other incentive compensation plans. For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation the weighted number of shares is increased by 674,210 for 2003 (2002: 442,580; 2001: 1,124,897). These numbers relate to share options schemes as mentioned above.

Basic earnings per share reported in previous years have been restated reflecting (i) a correction in the weighted number of outstanding shares for the number of shares held by Group companies in respect of stock options, which shares were erroneously not deducted in the calculation of the weighted average number of shares, and (ii) the Reserves Restatement and changes in accounting principles.

Royal Dutch Petroleum Company R 7

Notes to the Financial Statements

Quantitative information concerning the effect of the above restatement and changes in accounting principles is set forth in the table below and additional information regarding the nature of these items is contained in Note 2.

		€

	2002	2001

Basic earnings per ordinary share (as previously reported)	2.87	3.44
Adjustments
Correction number of weighted shares	0.05	0.03
Reserves restatement	(0.03)	(0.01)
Valuation of inventories	0.16	(0.14)
Amortisation of goodwill	(0.04)
Exploration costs	(0.02)	–
Valuation of certain gas contracts	(0.01)
Currency translation effect	(0.01)	–

Basic earnings per ordinary share (as restated)	2.97	3.32

Diluted earnings per ordinary share	2.97	3.32

Royal Dutch’s 60% interest in line items as derived from the

Netherlands GAAP Financial Statements

	€ million	$ million

Balance Sheet
2003:
Current assets	20,744	26,166
Non current assets	59,076	74,516
Current liabilities	25,889	32,655
Non current liabilities	17,786	22,434
Minority interests in Group companies (60% of Group amount on page G37 translated at year end rate on page R6)	1,629	2,056

Royal Dutch share of Group net assets (see pages R6-Euro & G41-$)	34,516	43,537
Other assets and liabilities of Royal Dutch	2,846

Net Assets	37,362

2002:
Current assets	23,883	24,993
Non current assets	65,795	68,852
Current liabilities	31,650	33,120
Non current liabilities	21,387	22,380
Minority interests in Group companies (60% of Group amount on page G37 translated at year end rate on page R6)	2,055	2,149

Royal Dutch share of Group net assets (see page R6 — Euro & G41-$	34,586	36,194
Other assets and liabilities of Royal Dutch	3,596

Net Assets	35,182

Profit and Loss account
2003:
Sales proceeds (Revenue)	145,044	161,336
Operating profit	11,673	12,984
Net income for the year	6,513	7,245
Distribution for the year	2,868	3,396

2002:
Sales proceeds (Revenue)	141,358	133,661
Operating profit	11,553	10,923
Net income for the year	6,093	5,762
Distribution for the year	3,317	3,261

2001:
Sales proceeds (Revenue)	112,105	100,458
Operating profit	12,847	11,512
Net income for the year	6,930	6,210
Distribution for the year	6,148	5,498

13 List of companies of the Royal Dutch/ Shell Group

A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Register in The Hague.

14 Remuneration of members of the Supervisory Board and Managing Directors

For the amounts borne in 2003 by Royal Dutch and by the Royal Dutch/ Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables on pages R16 and R17.

R 8 Royal Dutch Petroleum Company

Notes to the Financial Statements

For the amounts borne in 2003 by Royal Dutch and by companies of the Royal Dutch/Shell Group in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table on page R19. This table also includes amounts borne by companies of the Royal Dutch/Shell Group in respect of remuneration for two members of the Supervisory Board who served simultaneously as Directors of these companies.

In addition to the pensions from a pension fund, ten former Managing Directors receive retirement benefits for duties performed by them simultaneously in the past as Directors of Group companies, as referred to in the previous paragraph. These retirement benefits have not been insured but provisions have been made in respect thereof in accordance with applicable accounting principles. In 2003, an amount of €797,569 (2002: €463,004) has been added to the provision for retirement benefits of former Managing Directors.

The breakdown of these charges per former Managing Director is as follows:

€

	2003	2002

Drs M.A. van den Bergh	145,893	71,779
A.P. Bénard	42,165	31,188
Ir. J.H. Choufoer	55,381	35,094
Ir. J.M.H. van Engelshoven	80,712	47,368
R.M. Hart	80,399	52,006
Drs C.A.J. Herkströter	101,043	52,580
Ir. H. de Ruiter	124,019	68,670
Ir. K. Swart	19,664	14,292
Ir. L.C. van Wachem	115,672	66,422
Ir. E.G.G. Werner	32,621	23,605

Total[a]	797,569	463,004

a	These amounts differ from actual relevant pensions paid.

15 Employee numbers

Royal Dutch did not have any employees at year-end 2003 or 2002. The Managing Directors of Royal Dutch have a contract of employment with Shell Petroleum N.V.

16 Reconciliation between Netherlands GAAP and US GAAP							€ million

	Basic earnings per ordinary share			Net income			Net assets

	2003	2002	2001	2003	2002	2001	2003	2002

In accordance with Netherlands GAAP:
Adjustments for US GAAP:	3.20	2.97	3.32	6,520	6,108	6,947	34,516	34,586
Amortisation of goodwill	0.04	0.04	–	90	76	–	137	69
Asset retirement obligations	0.07	–	–	138	–	–	–	–

In accordance with US GAAP	3.31	3.01	3.32	6,748	6,184	6,947	34,653	34,655

The difference affecting basic earnings per share, net income and net assets between Netherlands GAAP, as applied to the preparation of these Financial Statements (and after giving effect to the restatement described above) and US GAAP is that under US GAAP, commencing in 2002, goodwill is no longer amortised but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption.

In addition, under US GAAP, a change in accounting for asset retirement obligations in 2003, as described on page G11, has been accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP has been reported as an adjustment to the opening balance of net assets and, due to the absence of comparative date, net income for prior years has not been restated.

17 Contingencies and litigation

Subsequent to the year ended December 31, 2003, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Royal Dutch is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on the Royal Dutch’s financial condition although they could have a significant effect on periodic results.

Royal Dutch Petroleum Company R 9

Remuneration

About this report

This report sets out the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Royal Dutch, and to the members of the Supervisory Board of Royal Dutch. It discloses the individual remuneration of the Managing Directors and Supervisory Board members of Royal Dutch for the year ended December 31, 2003. Where appropriate the report also reflects the recent management changes1. This report already applies the principles and best practice provisions put forward by the Tabaksblat Committee in the Netherlands to a considerable extent. In reflection of the joint arrangements between Royal Dutch and Shell Transport, current and new UK corporate governance disclosure requirements have also been taken into account.

This report contains the following sections:

–	The Remuneration and Succession Review Committee;

–	Remuneration policy;

–	2003 actual remuneration; and

–	Supervisory Board members.

The Remuneration and Succession Review Committee

The committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Supervisory Board of Royal Dutch and the Board of Shell Transport. REMCO is composed of three members appointed from the Supervisory Board of Royal Dutch and three members appointed from the Board of Shell Transport. Members of the committee during 2003 are shown in the table below:

Appointed by the Supervisory Board of Royal Dutch

Aarnout Loudon	Chairman of the committee
Hubert Markl	Appointed to the committee on December 3, 2003
Joachim Milberg	Retired from the committee on October 1, 2003
Henny de Ruiter

Appointed by the Board of Shell Transport

Nina Henderson
Sir Peter Job
Sir John Kerr	Appointed to the committee on October 21, 2003
Sir Mark Moody-Stuart	Retired from the committee on October 21, 2003

The Chairman of the committee is currently Aarnout Loudon. Of the Royal Dutch members of the committee only Henny de Ruiter is not an independent member of the Royal Dutch Supervisory Board, as he serves as a Director of the Group Holding Companies. He will retire from the Supervisory Board of Royal Dutch and as such from REMCO on June 30, 2004. The Shell Transport members of the committee are currently all independent non-executive Directors. Biographical details of the REMCO members are shown on page 78 and 89.

REMCO’s responsibilities

REMCO is responsible for making recommendations to the Supervisory Board of Royal Dutch and the Board of Shell Transport on the performance of the Group Managing Directors, and on all issues related to remuneration and benefits with respect to Group Managing Directors. It advises on the terms of any contract to be offered to a Group Managing Director, including the Group’s liabilities in relation to any provisions for the termination of such contracts. It also reviews and endorses candidates for appointments to the position of Group Managing Director and reviews other relevant human resource matters. REMCO is also kept informed of remuneration matters concerning other senior executives of the Group, and where appropriate, reviews these to assess alignment and consistency.

As a joint committee of two independent boards, REMCO cannot formally determine the remuneration package of individual Managing Directors. The committee makes recommendations to the Supervisory Board of Royal Dutch and the Board of Shell Transport.

1	Malcolm Brinded resigned as a Managing Director of the Company on March 3, 2004. He was appointed a Managing Director of Shell Transport on the same date.
Walter van de Vijver resigned as a Managing Director of the Company on March 3, 2004.

R 10 Royal Dutch Petroleum Company

Remuneration

REMCO reviewed its Terms of Reference in light of corporate governance developments and they were subsequently revised by the Supervisory Board of Royal Dutch and the Board of Shell Transport in February 2004. They can be found on the Shell website (www.shell.com/investor).

During 2003 REMCO met eight times; attendance figures for the individual committee members are shown below:

Attendance

Members	Attendance

Aarnout Loudon	8
Nina Henderson	8
Sir Peter Job	7
Sir John Kerr	2	New member since October 21, 2003
Hubert Markl	–	New member since December 3, 2003
Joachim Milberg[a]	1	Retired on October 1, 2003
Sir Mark Moody-Stuart	5	Retired on October 21, 2003
Henny de Ruiter	7

a	Joachim Milberg’s attendance was affected by personal circumstances and he retired from the Supervisory Board and the committee in October.

In addition to fulfilling these responsibilities, REMCO also discussed a number of other issues during the year. These included:

–	institutional investor relations and communications;

–	corporate governance;

–	a new long-term incentive plan[1]; and

–	REMCO’s Terms of Reference.

Advisers to REMCO

During 2003 REMCO sought advice from John Hofmeister, Group Human Resources Director and Secretary to the committee, and from Michael Reiff, Group Head of Remuneration and Benefits. No formal internal or external adviser was appointed by REMCO. Towers Perrin provided external data that was collated by internal staff and used in the preparation of briefing papers that REMCO considered when making its decisions. REMCO received external advice and market data assurance from Kepler Associates, who did not provide any other services to the Group.

Remuneration policy

The remuneration policy and plans for Group Managing Directors are described below. It is REMCO’s recommendation that the current policy and plans be maintained for the 2004 financial year, during which time the principles and best practice provisions put forward by the Tabaksblat Committee in the Netherlands will be assessed in further detail.

Philosophy

The remuneration policy is intended to recognise and support the Group’s:

–	Statement of General Business Principles, including the Group’s core values and commitment to contribute to sustainable development;

–	strategic direction;

–	need to attract and retain talented individuals;

–	aim to motivate and reward Group Managing Directors for exceptional performance that enhances the value of the Group; and

–	desire to align Group Managing Directors’ interests with those of shareholders.

The Group’s remuneration policy is based on the following working principles:

Performance driven

The remuneration structures for employees are designed to reward performance that contributes to the achievement of the Group’s objectives. Consistent with this principle, more than half of a Group Managing Director’s target total remuneration (excluding pension) is performance-linked and largely weighted to the long term. This proportion is in line with market practice and the long-term nature of the Group’s business.

1	This plan was approved by the General Meetings of Shareholders of both Royal Dutch and Shell Transport in April 2003 (see Remuneration policy – Long-Term Incentive Plan (LTIP) on page R13 for information on the plan).

Royal Dutch Petroleum Company R 11

Remuneration

Competitiveness

Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope. The Group takes a conservative approach to executive remuneration levels within the range of leading comparator companies.

Consistency

Group remuneration plans covering base pay, annual bonus, and long-term incentives for Group Managing Directors and senior executives contain similar performance mechanisms and reward structures.

Base pay

The purpose of base pay is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director. Base pay levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Appropriate market levels are established by benchmarking against three comparator groups. The major integrated oil companies serve as the Group’s industry peers. The AEX101 and FTSE202 are used as the Group’s home markets peers. Details of these groups can be found in the industry peer group table and in the home markets peer group table on page R14.

The salary scales are reviewed annually by REMCO and are adjusted in line with market practice with effect from July 1 each year. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Annual incentive

Group Managing Directors are eligible for an annual bonus. The incentive is designed to reward Group Managing Directors for achieving annual results that further the Group’s objectives. The structure and the mechanisms also apply to annual bonus plans for Group employees.

As part of the annual Group business planning process, challenging financial, operational and sustainable development targets are set to form a Group Scorecard. Performance during the year is then measured against this Scorecard and annual bonus awards are made on this basis. The financial objectives relate to Total Shareholder Return (TSR3) relative to other major integrated oil companies (see the industry peer group table on page R14), and to Return on Average Capital Employed (ROACE). The operational objectives relate to portfolio value growth with key targets for each business. The sustainable development objectives focus on people, health, safety, environment and reputation. The 2003 Scorecard weightings are 60% for financial objectives, each factor equally weighted, 20% for operational objectives and 20% for sustainable development objectives. The same approach has been adopted for 2004.

Targets are set at stretching but realistic levels. At the end of the financial year the Group results are translated into an overall Group score, which can range anywhere between zero and two, the minimum and maximum, respectively. When determining the final outcome, the results on the non-financial targets are not taken into account if the results on the financial targets are below target. Bonus awards are based on the score multiplied by the target bonus level with REMCO using its judgment in making its final recommendations. The target level for 2004 will be 100% of base pay, in line with market practice.

Deferred bonus

Group Managing Directors are eligible to participate in the Deferred Bonus Plan. Participation is on a voluntary basis only. The plan serves to provide Group Managing Directors with an investment opportunity which aligns their interests with those of shareholders during the deferral period and encourages share ownership in the Company. Since 2001, Group Managing Directors have been given the opportunity to elect to defer up to one-third of their annual bonus into shares.

The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares (dividend shares), are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two deferred bonus and dividend shares accumulated. There is no further performance test for the additional matching shares beyond that governing performance in the relevant bonus year. The plan does not result in dilution of shareholder equity.

Long-term incentives

Group Managing Directors are eligible for two forms of long-term incentive remuneration: stock options and shares. Both plans are performance-related. Neither results in dilution of shareholder equity. The objective of long-term incentive arrangements is to ensure

1	AEX10: the 10 largest companies by way of market capitalisation in the Amsterdam Exchange index, a market capitalisation weighted index of stocks traded on the Amsterdam Exchange, now a part of the Euronext Exchange. This group is established at the beginning of the relevant performance period.

2	FTSE20: the 20 largest companies by way of market capitalisation in the Financial Times Stock Exchange 100 index, a market capitalisation weighted index of stocks traded on the London Stock Exchange. This group is established at the beginning of the relevant performance period.

3	TSR is measured by the average weighted share price performance plus dividend of Royal Dutch and Shell Transport over the 10-day period at the beginning and end of the relevant financial year.

R 12 Royal Dutch Petroleum Company

Remuneration

that Group Managing Directors share the interests of shareholders. The Group’s business and performance is oriented to the long-term and, accordingly, long-term incentives comprise more than half of Group Managing Directors’ remuneration.

Expected value models are used in the determination of appropriate long-term incentive levels. Option valuations have been modelled by Towers Perrin and Kepler Associates using the Black-Scholes model, which is a commonly accepted approach to calculate the expected value of stock options. A standard valuation approach, provided by Towers Perrin and Kepler Associates1, has been adopted to determine the expected value of the conditional award of shares under the Long-Term Incentive Plan (LTIP). The expected value based on these methods is equal to 22% of the face value of the grant for stock options and 43% of the face value of the award of shares under the LTIP.

Stock options

Stock options are granted once a year under the Group Stock Option Plans which apply to Group Managing Directors and senior executives. Stock options vest three years after grant and remain exercisable for ten years after grant. Stock options, once granted, will not be repriced, neither will any of the other terms and conditions be altered to apply retrospectively to grants already made.

Stock options granted to Group Managing Directors in 2003 and beyond are 100% performance-linked. The current financial performance criteria are TSR and ROACE; these will be calculated as the average result of the three financial years prior to grant. TSR is measured against the other major integrated oil companies (see the industry peer group table on page R14). These financial targets have been chosen as they represent a balanced test of the Group’s long-term external performance and internal operating efficiency. These same performance criteria will be used in 2004. At the end of the financial year, the three-year results on the performance criteria will be translated into an overall performance rating, which can range anywhere between zero and two. The levels of the stock option grants are based on this rating multiplied by the target grant level. Target grant levels will reflect competitive market practice.

The value of the stock options depends on both the performance on the criteria at the time of grant and the future share price performance. This approach reflects the long-term nature of value creation in the Group, where both past and future performance are of significant impact. Given the global nature of the Group’s business and executive cadre, this approach balances the market practices with regard to stock options in the majority of countries in which the Group operates.

Long-Term Incentive Plan (LTIP)

Performance shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The number of shares conditionally awarded will reflect competitive market practice. The plan allows for a conditional award with a face value of zero to two times base pay for Group Managing Directors. The performance period will not be less than three consecutive years. The number of shares received will depend on the extent to which the performance criteria are satisfied. An award will only be released in full in the case of exceptional performance.

The performance targets are linked to relative TSR over the three-year performance period. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders. TSR is measured relative to two separate groups of comparator companies, as REMCO considers that it is appropriate to test performance against both major home markets and industry competitors. The first comparator group consists of the AEX10 together with the FTSE20. The second comparator group consists of the five major integrated oil companies. (See the peer group tables on R14.) Half of each conditional award will be tested against the first group and half against the second group.

For the first comparator group, 100% of the shares tested against that group will be awarded for performance in the top quartile and 25% will be awarded for performance at the median. Between these two points a straight-line calculation will be used. No shares will be received for performance below the median. For the second comparator group, 100% of the shares tested against that group will be received if the Group is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

1	Their models take into account the threshold and maximum levels of performance and the proportion of shares that will be released at these points, as well as the nature of the comparator groups against which performance is measured. Risk of forfeiture and dividends are also taken into account.

Royal Dutch Petroleum Company R 13

Remuneration

Home markets peer group for base pay and for LTIP

AEX10 listed companiesa

as at January 1, 2003	as at January 1, 2004

ABN AMRO	ABN AMRO
AEGON	AEGON
Ahold	Ahold
Akzo Nobel	Fortis
Heineken	Heineken
ING Group	ING Group
KPN	KPN
Philips	Philips
Royal Dutch	Royal Dutch
Unilever N.V.	Unilever N.V.

FTSE20 listed companiesa

as at January 1, 2003	as at January 1, 2004

Anglo American	Anglo American
AstraZeneca	AstraZeneca
Aviva	Barclays
Barclays	BHP Billiton
BG Group	BP
BP	British American Tobacco
British American Tobacco	British Sky Broadcasting
BT	BT
Diageo	Diageo
GlaxoSmithKline	GlaxoSmithKline
HBOS	HBOS
HSBC	HSBC
Lloyds TSB	Lloyds TSB
National Grid Transco	National Grid Transco
Rio Tinto	Rio Tinto
Royal Bank of Scotland	Royal Bank of Scotland
Shell Transport	Shell Transport
Tesco	Tesco
Unilever PLC	Unilever PLC
Vodafone	Vodafone

a	In the case of Royal Dutch and Shell Transport, and Unilever N.V. and Unilever PLC, the weighted average TSR of the two companies will be used.

Industry peer group for base pay, annual bonus, stock options and LTIP as at January 1, 2003, and January 1, 2004

BP
ChevronTexaco
ExxonMobil
Royal Dutch/ Shell Group
Total

Pension policy

Retirement benefit arrangements for all staff are based on local market conditions and the overall value of the remuneration package necessary to attract and retain high-calibre individuals. They take into account factors such as costs, affordability, sustainability, sharing of investment risks and company future liabilities, and local legislation.

For the Dutch Managing Directors of Royal Dutch the principal source of their pensions is the Stichting Shell Pensioenfonds (SSPF). This is a defined benefit fund to which Managing Directors contribute the same percentage of relevant earnings as other employees. Contributions to the pension fund are based on the advice of actuaries. Neither the annual bonus nor the deferred bonuses are pensionable.

The principal source of pension for the British Managing Director of Royal Dutch1 is the Shell Overseas Contributory Pension Fund (SOCPF). This is a defined benefit fund to which the Managing Director contributes the same percentage of relevant earnings as other employees. Contributions to the fund are based upon actuarial advice. Neither the annual bonus nor the deferred bonuses are pensionable.

1	Malcolm Brinded resigned as a Managing Director of the Company on March 3, 2004. He was appointed a Managing Director of Shell Transport on the same date.

R 14 Royal Dutch Petroleum Company

Remuneration

Managing Directors retire on June 30, following their 60th birthday. There are provisions in both pension funds for a surviving dependant benefit, in the case of SSPF of 70% or, in the case of SOCPF of 60%, of actual or prospective pension. In case of death-in-service, a lump sum of two times annual base pay is paid by the respective Group company, or, in case of SOCPF, three times annual pensionable pay.

Other benefits policy

Group Managing Directors are eligible to participate in regular employee benefit plans applying in their home countries including a company car benefit. Expatriate Group Managing Directors are eligible to participate in the Group expatriate policies and plans for a limited period. Personal loans or guarantees are not granted to Group Managing Directors.

All-employee share schemes

Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Contracts policy

Contracts for Group Managing Directors are based on country-specific labour laws and market practice. They contain similar terms and conditions as for senior employees in the country concerned. The contracts end at retirement date or by notice of either party. Notice periods are in line with those of other senior employees. Standard Group Managing Directors’ contracts do not contain any predetermined settlements for early termination. If and when a situation arises in which a severance payment is appropriate, its terms and conditions will be recommended by REMCO and decided by the Supervisory Board taking into account applicable law and corporate governance provisions. The Company will bear the costs and damages resulting from legal proceedings against a Group Managing Director, except if the Group Managing Director concerned is ruled to be seriously at fault by a court of law.

External appointments

External appointments are considered to be valuable in terms of broadening the experience and knowledge of Group Managing Directors to the benefit of the Group, provided there is no conflict of interest and the commitment required is not excessive. Such appointments are subject to the explicit approval of the Supervisory Board. Monetary payments received by Group Managing Directors from outside directorships and similar sources are required to be paid over to and retained by the employer.

Shareholdings

A shareholding policy is currently under consideration. This would require Group Managing Directors to build up shareholdings in the Company for as long as they remain in office. Details of Managing Directors’ shareholdings can be found under Share Ownership on page 79. Details of Managing Directors’ options can be found in the Stock options table on page R16.

2003 actual remuneration1

Base pay

The salary scales for the Royal Dutch Managing Directors were increased by 9% on average with effect from July 1, 2003.

Annual incentive

The target level of bonus for the year 2003 was 100% of base pay, in line with market practice. Having regard to the Group’s performance, REMCO recommended that no annual bonuses be payable to Managing Directors in respect of the year 2003.

Stock options

For the grant of stock options in March 2003 REMCO took into account TSR and ROACE based on three-year averages of 2000, 2001 and 2002. This resulted in a grant based on a performance rating of 0.94 (see Remuneration policy – Stock options on page R13 for further information on the rating).

Stock options granted in March 2001 were due to vest in March 2004. The performance period for the options was January 1, 2001 to December 31, 2003. The Royal Dutch/ Shell Group ranked fifth in TSR against the industry peer group (three-year average over the period 2001 to 2003). REMCO recommended that the options granted under performance conditions should not vest (50% of the grant). Therefore only the remaining 50% of the options granted in March 2001, which vest over time, vested in March 2004.

Long-Term Incentive Plan

REMCO recommended that each Group Managing Director be made a conditional award of performance shares with a face value of two times the individual’s base pay, which took place on August 19, 2003. The actual number of shares received will be determined in 2006 and will be based on the Group’s performance and competitive position over the period 2003 to 2005.

1	The information in the tables on pages R16 to R19 has been subjected to audit, except for the Expected value columns in the Stock options table and in the Long-Term Incentive Plan table on pages R16 and R17, which are unaudited.

Royal Dutch Petroleum Company R 15

Remuneration

Emoluments of Managing Directors in office during 2003						€

		Annual		Other
	Salaries	bonus[a]		benefits[b]		Total

Jeroen van der Veer
2003	1,120,000	0		11,502		1,131,502
2002	1,013,729	1,230,500	[c]	4,768		2,248,997
2001	923,929	619,450	[c]	4,620		1,547,999	[d]

Malcolm Brinded
2003	800,000	0		23,707		823,707
2002[e]	372,500	428,375	[c]	2,210	[f]	803,085

Rob Routs
2003[g]	405,000	0		55,612		460,612

Walter van de Vijver
2003	842,500	0		26,060		868,560
2002	735,095	902,750		18,091	[h]	1,655,936
2001[i]	342,536	221,330		2,162		566,028

a	The annual bonus is included in the related performance year and not in the following year in which it is paid.

b	Includes social security premiums paid by the employer, employer’s contribution to the health insurance plan, where applicable school fees, and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

c	Of which one-third was deferred under the Deferred Bonus Plan.

d	The total for 2001 as stated in the Annual Report and Accounts 2002 was €1,841,439 and included an amount for realised share option gains upon exercise of €293,440. In 2002, there were no realised share option gains upon exercise. From 2003 these gains will be shown in the Stock options table. The total for 2001, as reported here, has been restated to reflect this change.

e	Malcolm Brinded was appointed a Managing Director with effect from July 1, 2002, therefore, where appropriate, the 2002 emoluments are prorated.

f	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

g	Rob Routs was appointed a Managing Director with effect from July 1, 2003, therefore, where appropriate, the 2003 emoluments are prorated.

h	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.

i	Walter van de Vijver was appointed a Managing Director with effect from July 1, 2001, therefore, where appropriate, the 2001 emoluments are prorated.

Stock options

Options Royal Dutch

	Number of options

				Exercised					Expected		Realised
				(cancelled/					value of	Realisable	gains on
		Granted		lapsed)					the 2003	gains as at	stock
	At Jan 1,	during		during	At Dec 31,	Exercise	Exercisable	Expiry	stock options	Dec 31,	options
	2003	the year		the year	2003	price[a]	from date	date	grant[b]	2003[c]	exercised
						€			€	€

Jeroen van der Veer	40,850	–		–	40,850	41.16	22.12.01	21.12.08	–	26,144	–
	45,000	–		(11,250)	33,750	59.54	23.03.03	22.03.10	–	0	–
	80,000	–		–	80,000	62.60	26.03.04	25.03.11	–	–	–
	105,000	–		–	105,000	62.10	21.03.05	20.03.12	–	–	–
	–	150,000		–	150,000	36.81	19.03.06	18.03.13	1,214,730	–	–

Malcolm Brinded	50,000	–		–	50,000	62.10	21.03.05	20.03.12	–	–	–
	–	115,000		–	115,000	36.81	19.03.06	18.03.13	931,293	–	–

Rob Routs	20,000	–		–	20,000	41.16	22.12.01	21.12.08	–	12,800	–
	18,000	–		–	18,000	59.54	23.03.03	22.03.10	–	0	–
	50,000	–		–	50,000	62.10	21.03.05	20.03.12	–	–	–
	–	49,400		–	49,400	36.81	19.03.06	18.03.13	400,051	–	–
	–	50,066	[d]	–	50,066	40.95	19.08.06	18.08.13	451,045	–	–

Walter van de Vijver	10,000	–		–	10,000	48.92	11.12.00	10.12.07	–	0	–
	20,000	–		–	20,000	41.16	22.12.01	21.12.08	–	12,800	–
	32,000	–		(8,000)	24,000	59.54	23.03.03	22.03.10	–	0	–
	10,000	–		(2,500)	7,500	68.73	23.08.03	22.08.10	–	0	–
	40,000	–		–	40,000	62.60	26.03.04	25.03.11	–	–	–
	75,000	–		–	75,000	62.10	21.03.05	20.03.12	–	–	–
	–	115,000		–	115,000	36.81	19.03.06	18.03.13	931,293	–	–

Maarten van den Bergh[e]	37,950	–		–	37,950	41.16	22.12.01	29.06.05	–	24,288	–

Options Shell Transport						£				£

Malcolm Brinded	37,500	–		–	37,500	4.39	11.12.00	10.12.07	–	0	–
	139,200	–		–	139,200	3.63	22.12.01	21.12.08	–	73,080	–
	245,000	–		(61,250)	183,750	5.05	23.03.03	22.03.10	–	0	–
	14,000	–		–	14,000	5.63	13.11.03	12.11.10	–	0	–
	278,200	–		–	278,200	5.52	26.03.04	25.03.11	–	–	–

a	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (no discount).

b	The expected values of the 2003 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

c	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Royal Dutch or Shell Transport shares, respectively, at December 31, 2003, and multiplied by the number of shares under option at December 31, 2003. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Royal Dutch or Shell Transport shares at the time of exercise.

R 16 Royal Dutch Petroleum Company

Remuneration

d	In 2003, 259 active employees who received Texaco Stock Appreciation Rights (SARs) while employed by the former alliance with Texaco in the USA, were offered a three-for-two replacement of Texaco SARs with Royal Dutch stock options. As a result of his previous employment with the alliance Rob Routs held 33,337 Texaco SARs which were replaced by 50,066 Royal Dutch stock options under the Group Stock Options Plan in August 2003. The exercise price of these options was the average share price over a period of five trading days prior to and including the day on which the options were granted. The options will vest three years after grant and remain exercisable until 10 years after grant.

e	Maarten van den Bergh holds share options relating to his former service with the Group.

Long-Term Incentive Plan (LTIP)

		Performance shares					Expected value
		conditionally		Market price at	Start of	End of	of the 2003
	At Jan 1,	awarded during	At Dec 31,	date of	performance	performance	performance
	2003	the year	2003	award[a]	period	period	shares award[b]
				€			€

Jeroen van der Veer	–	57,142	57,142	40.95	01.01.03	31.12.05	1,006,185

Malcolm Brinded	–	41,758	41,758	40.95	01.01.03	31.12.05	735,296

Rob Routs	–	39,560	39,560	40.95	01.01.03	31.12.05	696,592

Walter van de Vijver	–	43,956	43,956	40.95	01.01.03	31.12.05	773,999

a	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares are determined in accordance with the Plan rules.

b	The expected values of the 2003 conditional performance shares awards have been calculated on the basis of a standard valuation approach provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value based on this approach is equal to 43% of the face value of the award. The end of the performance period is not until December 31, 2005, however, if the agreed performance criteria were to be applied at December 31, 2003, none of the shares would qualify for release.

Deferred Bonus Plan

	Number of deferred					Total number of
	bonus and	Deferred	Market price		Average market	deferred bonus and
	dividend shares	bonus shares	of deferred	Dividend	price of dividend	dividend shares
	under award as at	awarded	bonus shares	shares accrued	shares paid	under award as at
	January 1, 2003	during the year[a]	at award[b]	during the year[c]	during the year[d]	December 31, 2003
			€		€

Jeroen van der Veer
2003 award	–	11,188	36.66	507	39.04	11,695
2002 award	3,549	–	60.09	161	39.04	3,710

Malcolm Brinded
2003 award	–	6,426	36.66	292	39.04	6,718

Awards made in 2002 and 2003 refer to the portion of the annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends.

a	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Managing Directors table on page R16.

b	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

c	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded.

d	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: €37.60 and €40.47, respectively.

Pensions

			Increase		Accumulated		Pension		Pension
		Years of	in accrued		annual		premium 2003		premium 2002
		Group	pension		pension as at		paid by		paid by
	Age as at	service as at	during 2003		Dec 31, 2003		employer		employer
	Dec 31, 2003	Dec 31, 2003	€ thousand		€ thousand		€ thousand		€ thousand

Jeroen van der Veer	56	32	76		675		171		0

Malcolm Brinded	50	29	54	[a]	472	[b]	622	[c]	37

Rob Routs[d]	57	25	8		452		81		–

Walter van de Vijver	48	24	61		375		129		0

a	Includes an accrued pension increase and the movement in the exchange rate between sterling and the euro over the period disclosed; sterling converted to euro at the average quarterly rate of exchange.

b	Sterling converted to euro against year-end rate of exchange.

c	As a result of the 2002 valuation of the SOCPF fund the Actuary requested that an additional one-time company contribution to the fund be paid. The amount stated comprises the basic pension increase and a prorated amount relating to this additional employer contribution. Sterling converted to euro at the average quarterly rate of exchange.

d	As from July 1, 2003. REMCO considered it important to apply the policy of treating Dutch Managing Directors of Royal Dutch in a cohesive and consistent manner, which implied participation in the Dutch pension plan. Rob Routs accrued the majority of his pension rights during his previous employment with Shell Canada. Taking into account his retirement during 2007, it has been decided to provide the same pension entitlements that he would have received had he remained in the Canadian plan. A transfer of his accrued Canadian rights to the Stichting Shell Pensioenfonds required a net additional cash funding by the Group of €3,074 thousand (partly to offset Canadian tax withholdings of 25%), resulting in five additional years of service. This was the most cost-effective resolution within the various relevant national legal and tax regimes.

Pensions

For employees in the Netherlands their contribution to the pension plan offered by the Stichting Shell Pensioenfonds was 5% during the first half year and 8% during the second half year of 2003. The employing company contribution rate was 10% until July 1, 2003 and 20% thereafter. The non-Dutch Managing Director contributed 4% of relevant earnings to the plan offered by the Shell Overseas Contributory Pension Fund during the year. The employing company’s contribution rate in 2003 was 30% of relevant earnings.

Royal Dutch Petroleum Company R 17

Remuneration

Managing Directors’ contracts of service

No Managing Director has a contract of service with Royal Dutch. The Managing Directors of Royal Dutch have employment contracts with one of the Group Holding Companies that provide entitlement to the statutory notice period applicable to the employees in the Netherlands, being one month for an employee and, depending on the duration of employment, a maximum of four months for the employer. Such contracts expire on the expected date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday. There are no predetermined termination compensation arrangements in place for Managing Directors of Royal Dutch.

Supervisory Board members

Policy

The remuneration of the members of the Supervisory Board is, in accordance with the Articles of Association, the responsibility of the General Meeting and is determined within the limits set by shareholders. The Articles of Association provide for an amount to be fixed by the General Meeting that shall serve as the basis for the remuneration of members of the Supervisory Board. At the General Meeting held on May 16, 2002, that amount was set at €75,000 multiplied by the number of members of the Supervisory Board holding office during any year or proportionately during part of a year. The amount so fixed constitutes the maximum aggregate remuneration in respect of any year for all members of the Supervisory Board. Out of the funds so earmarked, the Supervisory Board fixes the amount of the remuneration for each of its members, taking into account any special duties performed by a member. Within the limits set by shareholders, the level of remuneration is reviewed from time to time by the Supervisory Board to ensure it is in line with Supervisory Board members’ fee levels of other major listed companies, and adjustments are made when appropriate. Personal loans or guarantees are not granted to members of the Supervisory Board. The Company will bear the costs and damages resulting from legal proceedings against a member of the Supervisory Board, except if the member concerned is ruled to be seriously at fault by a court of law.

Fees

At its last review in December 2002, the Supervisory Board resolved to increase the Supervisory Board fees to €55,000 per annum and the additional fee for the Chairman to €15,000 per annum, with effect from January 1, 2003. Also an additional fee amounting to €2,375 per meeting, will be payable to Supervisory Board members required to make intercontinental trips to attend Supervisory Board meetings. Fees for each membership of the committees of the Supervisory Board remained at €7,000.

R 18 Royal Dutch Petroleum Company

Remuneration

Emoluments of the members of the Supervisory Board
		€

	2003	2002	2001

Aad Jacobs
Chairman’s fee	15,000	5,750	–
Supervisory Board fees	55,000	46,000	45,378
Committee fees	7,000	7,000	6,807

	77,000	58,750	52,185

Maarten van den Bergh
Supervisory Board fees	55,000	46,000	45,378
Committee fees	7,000	7,000	6,807
Holding Company fees[a]	27,711	29,021	29,148

	89,711	82,021	81,333

Wim Kok[b]
Supervisory Board fees	27,500	–	–
Committee fees	3,500	–	–

	31,000	–	–

Aarnout Loudon
Supervisory Board fees	55,000	46,000	45,378
Committee fees	14,000	14,000	13,613

	69,000	60,000	58,991

Hubert Markl
Supervisory Board fees	55,000	23,000	–
Committee fees	–	–	–

	55,000	23,000	–

Joachim Milberg[c]
Supervisory Board fees	41,250	46,000	45,378
Committee fees	5,250	7,000	6,807

	46,500	53,000	52,185

Lawrence Ricciardi
Supervisory Board fees	55,000	46,000	22,689
Committee fees	3,500	–	–
Intercontinental travel fees	21,375	–	–

	79,875	46,000	22,689

Henny de Ruiter
Supervisory Board fees	55,000	46,000	45,378
Committee fees	14,000	10,500	6,807
Holding Company fees[a]	27,711	29,021	29,148

	96,711	85,521	81,333

Jan Timmer[d]
Supervisory Board fees	27,500	46,000	45,378
Committee fees	7,000	14,000	13,613

	34,500	60,000	58,991

The information in this table has been subjected to audit.

a	Maarten van den Bergh and Henny de Ruiter received fees from the Group Holding Companies in respect of duties performed by them as Directors of these Companies.

b	Appointed as from July 1, 2003.

c	Retired on October 1, 2003.

d	Retired on June 30, 2003.

Royal Dutch Petroleum Company R 19

Group Share Plans

Set out below is a summary of the principal employee share schemes operated by Group companies.1 The shares subject to the plans are existing issued shares of Royal Dutch or Shell Transport and no dilution of shareholder equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment is made.

Group Stock Option Plans

Under these plans, eligible employees may be granted stock options over shares of Royal Dutch or Shell Transport. The price at which the shares can be bought (the exercise price) will not be less than the fair market value of the shares at the date the stock options were granted. This is calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the US plans where the grant price is the New York Stock Exchange closing price on the date of grant.

Stock options are exercisable three years from grant except for those granted under the US plans which vest one-third per year for three years. Stock options lapse ten years after grant; however, leaving Group employment may cause options to lapse earlier.

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

Group Long-Term Incentive Plan (LTIP)

Shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. Details of the plan can be found on page R13.

Global Employee Share Purchase Plan

This plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share allocation. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Shell Sharesave Scheme

In lieu of the Global Employee Share Purchase Plan, employees in the UK continue to participate in the Shell Sharesave Scheme. Stock options are granted over shares of Shell Transport at a price set at the date specified in the invitation. Options are granted on a date not more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period.

Shell All-employee Share Ownership Plan

Employees in the UK may also participate in the Shell All-employee Share Ownership Plan, which is designed to encourage employee participation in their company. Employees invest amounts up to a maximum of £125 per month in Shell Transport shares at the current market value using funds deducted from their monthly salary. The contributions are not liable to income tax, however, to maintain the tax benefit, the shares must be held in the plan for a defined period (normally five years).

1	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements.

R 20 Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, Public Limited Company

Report of Independent Public Accountants

To: The Board of Directors and Shareholders of The “ Shell ” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “ Shell ” Transport and Trading Company, Public Limited Company for the years 2003, 2002 and 2001 appearing on pages S2 to S11. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Directors in the preparation of the Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of The “ Shell ” Transport and Trading Company, Public Limited Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with the accounting principles generally accepted in the United Kingdom.

As discussed in Note 2 on page S5, the Company has restated its Financial Statements for the two years ended December 31, 2002, and made certain changes in its accounting principles.

As discussed in Note 5 on page S7, the Company has restated its Financial Statements for the two years ended December 31, 2002 due to a change in its method of accounting for earnings per share.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 on page S10.

/s/ PricewaterhouseCoopers LLP

--------------------------------------------------------------------

PricewaterhouseCoopers LLP, London

Registered independent public accountants

May 23, 2004

The “ Shell ” Transport and Trading Company, p.l.c. S 1

Financial Statements

Profit and Loss Account	£ million

	Note	2003	2002	2001

Income from shares in companies of the Royal Dutch/Shell Group	3	1,361.5	1,403.2	2,545.6
Interest and other income		5.6	5.4	5.8

		1,367.1	1,408.6	2,551.4
Administrative expenses		4.4	4.2	3.4

Profit on ordinary activities before taxation		1,362.7	1,404.4	2,548.0
Tax on profit on ordinary activities	4	0.3	0.4	0.7

Distributable profit for the year		1,362.4	1,404.0	2,547.3

			As	As
			restated	restated

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Share of earnings retained by companies of the Royal Dutch/Shell Group	2,6	1,612.2	1,156.3	329.7
Earnings for the year attributable to shareholders		2,974.6	2,560.3	2,877.0

Aggregate dividends paid and proposed		1,523.1	1,475.0	1,440.6

All results relate to continuing operations.

				pence
Earnings per 25p Ordinary share[a]
			2002	2001
		2003	As	As
			restated	restated

Distributable profit for the year	5	14.3	14.6	26.1

Distributable profit for the year		14.3	14.6	26.1
Share of earnings retained by companies of the Royal Dutch/Shell Group	2	16.9	12.0	3.4
Earnings for the year attributable to shareholders		31.2	26.6	29.5

a	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies.

Balance Sheet	£ million

			Dec 31,
		Dec 31,	2002
	Note	2003	As restated

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	6	16,279.2	15,000.8
Current assets
Debtors:
Dividends receivable from companies of the Royal Dutch/Shell Group		1,140.3	1,263.7
Other debtors		0.1	0.1

		1,140.4	1,263.8
Cash at bank:
Short-term deposits		86.8	89.9
Cash		0.3	0.4

		1,227.5	1,354.1

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/ Shell Group		0.8	1.1
Corporation tax		0.2	0.2
Unclaimed dividends		10.2	9.5
Other creditors and accruals		2.2	2.3
Preference dividends accrued		0.3	0.3
Ordinary dividend proposed		932.9	899.1

		946.6	912.5

Net current assets		280.9	441.6

Total assets less current liabilities		16,560.1	15,442.4

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	7	2,416.9	2,416.9
Capital redemption reserve	8	69.0	69.0
Revaluation reserve	6	13,779.5	12,501.1
Profit and Loss Account		282.7	443.4

		16,548.1	15,430.4

Non-equity interests
Called-up share capital:	7
First Preference shares		2.0	2.0
Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	9	16,560.1	15,442.4

Lord Oxburgh

Chairman
May 23, 2004

S 2 The “ Shell ” Transport and Trading Company, p.l.c.

Financial Statements

Statement of Total Recognised Gains and Losses			£ million

			2002	2001
	Note	2003	As restated	As restated

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group	6	1,278.4	(515.2)	82.3

Total recognised gains and losses relating to the year		2,640.8	888.8	2,692.6
Prior year adjustment	2	(631.5)	–	–

Total recognised gains and losses since last annual report		2,009.3	888.8	2,629.6

Statement of Retained Profit				£ million

		2003	2002	2001

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Distributable retained profit at beginning of year		443.4	884.0	876.3

		1,805.8	2,288.0	3,423.6
Dividends on non-equity shares:	7
First Preference shares		0.1	0.1	0.1
Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		1,805.0	2,287.2	3,422.8

Dividends on equity shares:	7
25p Ordinary shares
Interim of 6.10p in 2003, 5.95p in 2002 and 5.85p in 2001		589.7	578.0	574.4
Second interim of 9.65p in 2003, final of 9.30p in 2002 and 8.95p in 2001		932.9	899.1	872.5
Reduction due to share buyback and unclaimed dividends		(0.3)	(2.9)	(7.1)

		1,522.3	1,474.2	1,439.8

Share repurchase including expenses		–	369.6	1,099.0

Distributable retained profit at end of year		282.7	443.4	884.0

Statement of Cash Flows	£ million

	2003	2002	2001

Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/Shell Group	1,484.9	1,838.8	2,586.9
Interest received	5.6	5.6	5.5
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(3.8)	(3.7)	(2.6)

Net cash inflow from returns on investments and servicing of finance	1,485.9	1,839.9	2,589.0

Taxation
Tax paid	(0.3)	(0.6)	(0.5)
Equity dividends paid
Ordinary shares	(1,488.5)	(1,447.6)	(1,452.3)
Management of liquid resources (short-term deposits)
Net cash inflow/(outflow) from management of liquid resources	3.1	(22.4)	(38.0)
Financing
Repurchase of share capital, including expenses	–	(369.6)	(1,099.0)
Net (decrease)/increase in amounts due to companies of the Royal Dutch/Shell Group	(0.3)	0.1	0.5

Increase/(Decrease) in cash	(0.1)	(0.2)	(0.3)
Cash at January 1	0.4	0.6	0.9

Cash at December 31	0.3	0.4	0.6

Net debts, being amounts due to the companies of the Royal Dutch/ Shell Group less cash, decreased during 2003 from £0.7 million to £0.5 million (2002: net debts increased from £0.4 million to £0.7 million).

The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company’s share buyback programme, are met. The Company’s debtors and creditors are short term and are all denominated in sterling.

The “ Shell ” Transport and Trading Company, p.l.c. S 3

Financial Statements

At December 31, 2003 the Company had £86.8 million (2002: £89.9 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 3.4% (2002: 4.4%). The carrying amount and fair value of these deposits are the same.

S 4 The “ Shell ” Transport and Trading Company, p.l.c.

Notes to the Financial Statements

1 The Company

The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as “the Group”. Shell Transport has no investments in associated undertakings other than in companies of the Group.

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

2 Accounting policies and convention

The Financial Statements on pages S2 to S11 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/ Shell Group (see Note 6). The disclosures described in Note 3 have been derived from the Group Financial Statements.

The Company records income from shares in Group companies, in the form of dividends, in its Profit and Loss Account. The Company’s investments in Group companies comprises a 40% interest in the Group’s net assets. An amount equal to 40% of the net assets of the Group, as presented in the Group Financial Statements in accordance with Group accounting policies, is included in the Company’s Financial Statements as the Directors’ valuation of this investment. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to the Revaluation Reserve.

With effect from 2003 the Group Financial Statements are presented in accordance with US GAAP with separate information presented under Netherlands GAAP. The accounting policies under Netherlands GAAP in the Group Financial Statements, in respect of inventory accounting, the amortisation of goodwill, exploration costs, and certain contracts for the sale and delivery of own natural gas production, have been revised in 2003. The Netherlands GAAP basis of presentation in the Group Financial Statements is more closely aligned with UK GAAP, particularly in the requirements to amortise goodwill. In addition, following a European Union directive, both UK and Netherlands GAAP are converging towards International Financial Reporting Standards for adoption in 2005. Therefore, from 2003 the Company has changed its accounting policy to present its investments in the Group, at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information, presented by the Group.

Having regard to changes in UK accounting principles following the introduction of Urgent Issues Task Force Abstract No. 37 ‘Purchase and sale of own shares’, 40% of the carrying value of Parent Companies’ shares held by Group companies are now excluded from the valuation of the Company’s investments.

These are changes in accounting policy, and prior period amounts have been restated accordingly. The Group Financial Statements also include a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves. This is not significant to the Directors’ valuation of the Company’s investments in Group companies and has been treated as a prior period adjustment so that the impact can be separately identified. The effect of the above changes on the Company’s investments is as follows:

	£ million

	2002	2001

Investments as previously stated	15,632.3	16,032.2
Reduction to exclude Parent Companies’ shares held by Group companies	(695.6)	(538.7)
Impact of changes in the presentation of the Group Financial Statements:
Effect of changes in accounting policies under Netherlands GAAP	132.8	68.9
Oil and gas reserves related adjustments	(68.7)	(46.4)

	(631.5)	(516.2)

Restated investments	15,000.8	15,516.0

The “ Shell ” Transport and Trading Company, p.l.c. S 5

Notes to the Financial Statements

There is an equivalent effect on the Revaluation Reserve, which is reflected in the Company’s share of earnings retained by companies of the Royal Dutch/ Shell Group. There is no impact on the Company’s distributable profit.

3 Share in the income and assets of Group companies

Shell Transport’s share in certain items relating to the two Group Holding Companies is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of Group Holding Companies in the aggregate and is derived from the Group Financial Statements on pages G2 to G42.

	£ million

		2002
	2003	As restated[a]

Fixed assets	25,787.0	26,713.2
Current assets including other long-term assets	11,861.5	12,182.4
Current liabilities	12,210.6	13,727.4
Long-term liabilities	3,400.0	3,994.0
Provisions	4,989.1	5,282.0

		£ million

		2002	2001
	2003	As restated[a]	As restated[a]

Sales proceeds	66,225.3	59,380.8	46,513.5
Sales taxes, excise duties and similar levies	16,541.8	14,971.8	11,687.4

Net proceeds	49,683.5	44,409.0	34,826.1

Operating profit after net currency gains/losses	5,275.2	4,846.8	5,322.0
Interest and other income	486.0	202.1	294.2
Interest expense	340.1	363.6	314.8

Income before taxation	5,421.1	4,685.3	5,301.4
Taxation	2,357.5	2,078.1	2,334.7
Minority interests	89.9	47.7	91.4

Net income for the year	2,973.7	2,559.5	2,875.3

$ million

Net income for the year[b]	4,830	3,841	4,140

a	Restated to exclude Parent Companies’ shares from fixed assets and reflect information presented under Netherlands GAAP.

b	Refer to Note 35 in the Group Financial Statements.

This supplementary information has been calculated in conformity with the accounting policies of the Group Financial Statements set out in Note 3 to those financial statements and as adjusted in Note 30. These policies differ in certain respects from accounting principles generally accepted in the UK. If this supplementary information was presented in conformity with accounting principles generally accepted in the UK, the impact on net assets at December 31, 2003 would not be significant, although current assets including other long-term assets would increase by approximately £0.4 billion (2002: £0.3 billion), fixed assets would decrease by approximately £0.8 billion (2002: £0.8 billion), long-term liabilities would decrease by approximately £0.2 billion (2002: £0.1 billion) and provisions would decrease by approximately £0.6 billion (2002: £0.9 billion). The impact on net income for the year is not significant. Shell Transport’s distributions from Group companies were as follows:

		£ million

	2003	2002	2001

Distributions from Group companies	1,361.5	1,403.2	2,545.6

$ million

Distributions from Group companies[a]	2,264	2,174	3,665

a	Refer to Note 35 in the Group Financial Statements.

4 Tax on profit on ordinary activities

		£ million

	2003	2002	2001

Corporation tax at 30% (2002 and 2001: 30%) in respect of interest income less administrative expenses	0.3	0.4	0.7

S 6 The “ Shell ” Transport and Trading Company, p.l.c.

Notes to the Financial Statements

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 3.

5 Earnings per share

The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted average number of shares of 9,528,797,724 (2002: 9,608,614,760 shares; 2001: 9,758,574,437 shares). The earnings per share calculation from 2003 excludes shares held by Group companies for share options and other incentive compensation plans (refer to Note 22 of the Group Financial Statements). Prior year amounts have been restated accordingly. The effect is to increase earnings per share for 2002 by 0.1 pence and for 2001 by 0.2 pence. There is no difference between basic and diluted earnings per share. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 2,722,083 for 2003 (2002: 4,661,292; 2001: 12,602,362). These numbers relate to share options schemes as mentioned above.

6 Investments in Group companies

Shell Transport has 40% equity shareholdings in The Shell Petroleum Company Limited, which is registered in England and Wales, (consisting of the whole of its 102,342,930 issued “B” shares of £1 each) and in Shell Petroleum N.V., which is incorporated in the Netherlands (consisting of the whole of its 994 issued “B” shares of €100,000 each). The remaining 60% equity shareholdings in these two companies (consisting of 153,514,395 “A” shares of £1 each of The Shell Petroleum Company Limited and 1,491 “A” shares of €100,000 each of Shell Petroleum N.V.) are held by Royal Dutch.

At the start of the year Shell Transport held 1,600 Class “B” shares of $1 each in Shell Petroleum Inc., which is incorporated in the State of Delaware, USA. These shares, together with the 2,400 Class “A” shares of $1 each in that company held by Royal Dutch, carried voting control of Shell Petroleum Inc. but were restricted in regards to dividends to 12% of their par value per annum. Shell Petroleum N.V. held the remaining 1,000 shares of $1 each in Shell Petroleum Inc., which were unrestricted in regard to dividends. During the year the share capital of Shell Petroleum Inc. was reorganised and Royal Dutch and Shell Transport contributed their respective holdings to Shell Petroleum N.V. in return for the issue of new shares in Shell Petroleum N.V. Accordingly Shell Petroleum Inc. became a wholly-owned subsidiary of Shell Petroleum N.V. which is entitled to exercise all voting rights over shares in Shell Petroleum Inc. and to receive all dividends paid by Shell Petroleum Inc. In 2003 the share capital of Shell Petroleum N.V. was also reorganised in connection with the contribution to it by Shell Transport and Royal Dutch of the shares in Shell Petroleum Inc. and the redenomination of the nominal value of its share capital in euro. No change occurred as a result of these changes in the level of interest of Shell Transport in Shell Petroleum N.V., which continues to be 40%.

From 2003, 40% of the carrying amount of Parent Companies’ shares held by Group companies are excluded from the valuation of the investments in Group companies.

The “ Shell ” Transport and Trading Company, p.l.c. S 7

Notes to the Financial Statements

Movements in Investments and Revaluation reserves

The Directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

			£ million
	$ million

			Shell
	40% interest in		Transport	Revaluation
	Group net	Exchange rate	investments	reserve
	assets[a,d]	($/£)	As restated	As restated

Balance at January 1, 2002	22,498	0.69	15,516.0	13,016.3
Movements during the year 2002:
Share in the net income of Group companies	3,841	0.67	2,559.5	2,559.5
Distribution to Shell Transport	(2,174)	0.65	(1,403.2)	(1,403.2)

Undistributed net income of Group companies	1,667	0.69	1,156.3	1,156.3
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(337)	0.70	(234.9)	(234.9)
Other comprehensive income[b]	302	0.62	188.3	188.3
Translation effect arising from movements in the dollar/ sterling rate			(1,624.9)	(1,624.9)

Balance at December 31, 2002	24,130	0.62	15,000.8	12,501.1
Cumulative effect of change in accounting policy[c]	102	0.56	57.2	57.2

Balance at January 1, 2003	24,232		15,058.0	12,558.3
Movements during the year 2003:
Share in the net income of Group companies	4,830	0.62	2,973.7	2,973.7
Distribution to Shell Transport	(2,264)	0.60	(1,361.5)	(1,361.5)

Undistributed net income of Group companies	2,566	0.63	1,612.2	1,612.2
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(253)	0.62	(156.0)	(156.0)
Other comprehensive income[b]	2,479	0.60	1,498.6	1,498.6
Translation effect arising from movements in the dollar/ sterling rate			(1,733.6)	(1,733.6)

Balance at December 31, 2003	29,024	0.56	16,279.2	13,779.5

$ million

	2003	2002	2001

Shell Transport’s 40% interest in Group net assets at December 31 (see Note 35 to the Group Financial Statements)	29,024	24,130	22,498

£ million

		2002	2001
	2003	As restated	As restated

Shell Transport’s investment in Group companies comprise:
Cost of investment	178.4	178.4	178.4
Shell Transport’s share of:
Retained earnings of Group companies	18,434.8	16,765.4	15,609.1
Parent Companies’ shares held, net of dividends received	(892.4)	(736.4)	(501.5)
Cumulative other comprehensive income[b]	(81.1)	(1,579.7)	(1,768.0)
Currency translation differences	(1,360.5)	373.1	1,998.0

	16,279.2	15,000.8	15,516.0

£/$ exchange rate at December 31	0.56	0.62	0.69

a	The Group Financial Statements have been restated (see Note 2 to the Group Financial Statements and pages G2 to G42).

b	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

c	This relates to a change in Group accounting policy in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003 in the Netherlands GAAP Group Financial Statements.

d	See Notes 31 and 35 to the Netherlands GAAP Financial Statements.

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, a taxation liability of approximately £1.2 billion would arise (restated 2002: £0.9 billion).

S 8 The “ Shell ” Transport and Trading Company, p.l.c.

Notes to the Financial Statements

7 Share capital and dividends

At December 31, 2002 and December 31, 2003 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The allotted, called up and fully paid share capital at December 31, 2003 was as follows:

	Number of shares	£

Equity shares	9,667,500,000	2,416,875,000

Non-equity shares
First Preference shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000

	9,679,500,000	2,428,875,000

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend (5.5% and 7% on First and Second Preference shares respectively) and rank in priority to Ordinary shares. On a winding-up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess over £1 of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six-months period preceding the repayment or winding-up) but do not have any further rights of participation in the profits or assets of the Company. The Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding-up, sanctioning the sale of undertaking, an alteration of the Articles of Association or otherwise directly affects their class rights.

The Preference shares are irredeemable and form part of the permanent capital of the Company. The number in issue has remained unchanged since 1922. The fair value of the Preference shares based on market valuations at December 31, 2003 was 94.25 pence per share (2002: 97.6 pence per share) for the First Preference shares and 137.75 pence per share (2002: 135.0 pence per share) for the Second Preference shares.

Ordinary dividends paid and proposed are as follows:

	£ million

	2003	2002	2001

Interim of 6.10p in 2003, 5.95p in 2002 and 5.85p in 2001	589.7	578.0	574.4
Second interim of 9.65p in 2003, final of 9.30p in 2002 and final of 8.95p in 2001	932.9	899.1	872.5
Reduction due to share buyback and unclaimed dividends	(0.3)	(2.9)	(7.1)

	1,522.3	1,474.2	1,439.8

8 Capital redemption reserve

	£ million

	2003	2002

As at January 1	69.0	48.7
Movement relating to shares bought by Shell Transport and cancelled	–	20.3

As at December 31	69.0	69.0

Share capital was cancelled on all shares repurchased under the Company’s share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

9 Reconciliation of movements in Shareholders’ funds

	£ million

		2002
	2003	As restated

Distributable profit for the year	1,362.4	1,404.0
Dividends	(1,523.1)	(1,475.0)
Repurchase of share capital, including expenses	–	(369.6)
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 6)	1,278.4	(515.2)

Net addition/(reduction) to Shareholders’ funds	1,117.7	(955.8)
Shareholders’ funds as at January 1 (originally £16,073.9 million before adjusting for the effect of the prior year adjustment as described in Note 2 of £631.5 million)	15,442.4	16,398.2

Shareholders’ funds as at December 31	16,560.1	15,442.4

The “ Shell ” Transport and Trading Company, p.l.c. S 9

Notes to the Financial Statements

10 Auditors’ remuneration

Audit fees of Shell Transport amounted to £129,000 in 2003, (2002: £31,000; 2001 £25,500). Fees payable to PricewaterhouseCoopers LLP for non-audit services in the UK amounted to £31,600 in 2003, (2002: £23,000; 2001: £30,000). The non-audit fees relate to advice in respect of the financial reporting and disclosure impact of developments in accounting policies and business activities of the Royal Dutch/ Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards.

11 Aggregate Directors’ emoluments

	£

	2003	2002	2001

Salaries, fees and benefits	2,436,181	1,716,378	1,979,253
Performance-related element[a]	–	1,506,500	1,025,050

	2,436,181	3,222,878	3,004,303

Excess retirement benefits[b]	40,165	23,495	41,800
Realised share option gains	–	16,476	1,653,429

Of the emoluments disclosed, £687,311 in 2003, (2002: £458,162; 2001: £326,783) were borne by Shell Transport and charged in the Profit and Loss Account.

a	Prior year amounts have been restated to exclude the Deferred Bonus Plan entitlement in respect of 2002 and 2001 (refer to footnotes d and g on page S18).

b	Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by past Directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.

12 Reconciliation between US GAAP and UK GAAP

On a UK GAAP basis, net income is represented by “Distributable Profit”; however, on a US GAAP basis the net income equivalent would be “Earnings attributable to shareholders” adjusted for US GAAP differences.

£million

	pence

	Earnings per share			Net income			Net assets

	2003	2002	2001	2003	2002	2001	2003	2002

In accordance with UK GAAP:	14.3	14.6	26.1	1,362.4	1,404.0	2,547.3	16,560.1	15,442.4
Less: Income from shares in companies of the Royal Dutch/Shell Group	(14.3)	(14.6)	(26.1)	(1,361.5)	(1,403.2)	(2,545.6)
Share in the Netherlands GAAP net income of companies of the Royal Dutch/Shell Group	31.2	26.6	29.5	2,973.7	2,559.5	2,875.3
Retirement obligation accounting policy change	0.7	–	–	64.1	–	–
Amortisation of Goodwill	0.4	0.4	–	42.0	33.3	–	64.4	29.8

Share in the US GAAP net income of companies of the Royal Dutch/Shell Group	32.3	27.0	29.5	3,079.8	2,592.8	2,875.3

In accordance with US GAAP	32.3	27.0	29.5	3,080.7	2,593.6	2,877.0	16,624.5	15,472.2

Under UK GAAP Shell Transport, as a parent company with no subsidiaries, accounts for its share of earnings in the Group on a dividend receivable basis in its profit and loss account. Its investment in the Group is at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting.

The adjustment to net income and earnings per share represents the impact on net income for Shell Transport if the equity method of accounting was applied incorporating Shell Transport’s share of net income of Group companies on a US GAAP basis. This includes:

i)	an adjustment to Shell Transport’s share of net income of Group companies for the amortisation of goodwill. Under US GAAP, commencing in 2002, goodwill is no longer amortised but instead tested for impairment annually or when certain events occur that indicates potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

ii)	an adjustment to Shell Transport’s share of net income of Group companies in relation to asset retirement obligations. Under US GAAP, a change in accounting for asset retirement obligations in 2003, as described in Note 3 to the Group Financial Statements, has been accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP has been reported as an adjustment to the opening balance of net assets and, due to the absence of comparative data, net income for prior years has not been restated.

The adjustment to net assets represents the effect of adopting equity accounting.

S 10 The “ Shell ” Transport and Trading Company, p.l.c.

Notes to the Financial Statements

40% interest of Shell Transport in line items as derived from the Netherlands GAAP Group Financial Statements

	£ million	$ million

Balance Sheet
2003:
Current assets	9,784.6	17,444
Non current assets	27,863.3	49,677
Current liabilities	12,210.6	21,770
Non current liabilities	8,389.1	14,956
Minority interests in Group companies (40% of Group amount on page G37 translated at year end rate on page S8)	769.0	1,371

Shell Transport share of Group net assets (pages S8-£ & G41-$)	16,279.2	29,024
Other assets and liabilities of Shell Transport	280.9

Net Assets	16,560.1

2002:
Current assets	10,358.8	16,662
Non current assets	28,536.1	45,901
Current liabilities	13,727.4	22,080
Non current liabilities	9,276.0	14,920
Minority interests in Group companies (40% of Group amount on page G37 translated at year end rate on page S8)	890.7	1,433

Shell Transport share of Group net assets (pages S8-£ & G41-$)	15,000.8	24,130
Other assets and liabilities of Shell Transport	441.6

Net Assets	15,442.4

Profit and Loss account
2003:
Sales proceeds (Revenue)	66,225.3	107,557
Operating profit	5,329.9	8,656
Net income for the year	2,973.7	4,830
Distribution for the year	1,361.5	2,264

2002:
Sales proceeds (Revenue)	59,380.8	89,107
Operating profit	4,853.0	7,282
Net income for the year	2,559.5	3,841
Distribution for the year	1,403.2	2,174

2001:
Sales proceeds (Revenue)	46,513.5	66,972
Operating profit	5,330.3	7,675
Net income for the year	2,875.3	4,140
Distribution for the year	2,545.6	3,665

13 Contingencies and litigation

Subsequent to the year ended December 31, 2003, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, and the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Shell Transport is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on Shell Transport’s financial condition although they could have a significant effect on periodic results.

The “ Shell ” Transport and Trading Company, p.l.c. S 11

Remuneration Report

Directors’ Remuneration Report

This report sets out the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Shell Transport, and to the non-executive Directors of Shell Transport. It discloses the individual remuneration of the Directors of Shell Transport for the year ended December 31, 2003. Where appropriate the report also reflects the recent management changes1. It has been compiled with reference to Schedule 7A of the Companies Act 1985, the Combined Code (1998), and other corporate governance guidance on Directors’ remuneration. In addition, the requirements of the new Combined Code and the principles and best practice provisions put forward by the Tabaksblat Committee in the Netherlands, which will come into effect for the year ended December 31, 2004, have been taken into account. This report has been approved by the Board and will be submitted for approval by shareholders at the Annual General Meeting.

This report contains the following sections:

–	The Remuneration and Succession Review Committee;

–	Remuneration policy;

–	2003 actual remuneration; and

–	Non-executive Directors.

The Remuneration and Succession Review Committee

The committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch. REMCO is composed of three members appointed from the Board of Shell Transport and three members appointed from the Supervisory Board of Royal Dutch. Members of the committee during 2003 are shown in the table below:

Appointed by the Board of Shell Transport

Nina Henderson
Sir Peter Job
Sir John Kerr	Appointed to the committee on October 21, 2003
Sir Mark Moody-Stuart	Retired from the committee on October 21, 2003

Appointed by the Supervisory Board of Royal Dutch

Aarnout Loudon	Chairman of the committee
Hubert Markl	Appointed to the committee on December 3, 2003
Joachim Milberg	Retired from the committee on October 1, 2003
Henny de Ruiter

The Chairman of the committee is currently Aarnout Loudon, an appointee of Royal Dutch. Sir Peter Job has been nominated by the Board of Shell Transport to respond at the Annual General Meeting to any questions relating to remuneration issues. The Shell Transport members of the committee are currently all independent non-executive Directors. Of the Royal Dutch members of the committee only Henny de Ruiter is not an independent member of the Royal Dutch Supervisory Board, as he serves as a Director of the Group Holding Companies. He will retire from the Supervisory Board of Royal Dutch and as such from REMCO on June 30, 2004. Biographical details of the REMCO members are shown on pages 78 and 89.

REMCO’s responsibilities

REMCO is responsible for making recommendations to the Board of Shell Transport and the Supervisory Board of Royal Dutch on the performance of the Group Managing Directors, and on all issues related to the remuneration and benefits with respect to Group Managing Directors. It advises on the terms of any contract to be offered to a Group Managing Director, including the Group’s liabilities in relation to any provisions for the termination of such contracts. It also reviews and endorses candidates for appointments to the position of Group Managing Director and reviews other relevant human resource matters. REMCO is also kept informed of remuneration matters concerning other senior executives of the Group, and where appropriate, reviews these to assess alignment and consistency.

1	Sir Philip Watts resigned as a Managing Director of the Company on March 3, 2004.
Malcolm Brinded was appointed a Managing Director of the Company on March 3, 2004.
Judith Boynton resigned as a Managing Director of the Company on April 18, 2004.

S 12 The “ Shell ” Transport and Trading Company, p.l.c.

Remuneration Report

As a joint committee of two independent boards, REMCO cannot formally determine the remuneration package of individual Managing Directors. The committee makes recommendations to the Board of Shell Transport and the Supervisory Board of Royal Dutch.

REMCO reviewed its Terms of Reference in light of corporate governance developments and they were subsequently revised by the Board of Shell Transport and the Supervisory Board of Royal Dutch in February 2004. They can be found on the Shell website (www.shell.com/investor).

During 2003 REMCO met eight times; attendance figures for the individual committee members are shown below:

Attendance

Members	Attendance

Aarnout Loudon	8
Nina Henderson	8
Sir Peter Job	7
Sir John Kerr	2	New member since October 21, 2003
Hubert Markl	–	New member since December 3, 2003
Joachim Milberg[a]	1	Retired on October 1, 2003
Sir Mark Moody-Stuart	5	Retired on October 21, 2003
Henny de Ruiter	7

a	Joachim Milberg’s attendance was affected by personal circumstances and he retired from the Supervisory Board and the committee in October.

In addition to fulfilling these responsibilities, REMCO also discussed a number of other issues during the year. These included:

–	institutional investor relations and communications;

–	corporate governance;

–	a new long-term incentive share plan[1]; and

–	REMCO’s Terms of Reference.

Advisers to REMCO

During 2003 REMCO sought advice from John Hofmeister, Group Human Resources Director and Secretary to the committee, and from Michael Reiff, Group Head of Remuneration and Benefits. Sir Philip Watts2, Chairman of the Committee of Managing Directors, was invited to advise the committee in respect of the performance and succession of the other Group Managing Directors. No formal internal or external adviser was appointed by REMCO. Towers Perrin provided external data that was collated by internal staff and used in the preparation of briefing papers that REMCO considered when making its decisions. REMCO received external advice and market data assurance from Kepler Associates, who did not provide any other services to the Group. A statement to this effect is available from the Company Secretary and can be found on the Shell website (www.shell.com/investor).

Remuneration policy

The remuneration policy and plans for Group Managing Directors are described below. It is REMCO’s recommendation that the current policy and plans be maintained for the 2004 financial year, during which time the principles and best practice provisions put forward by the Tabaksblat Committee in the Netherlands will be assessed in further detail.

Philosophy

The remuneration policy is intended to recognise and support the Group’s:

–	Statement of General Business Principles, including the Group’s core values and commitment to contribute to sustainable development;

–	strategic direction;

–	need to attract and retain talented individuals;

–	aim to motivate and reward Group Managing Directors for exceptional performance that enhances the value of the Group; and

–	desire to align Group Managing Directors’ interests with those of shareholders.

The Group’s remuneration policy is based on the following working principles:

1	This plan was approved by the Annual General Meetings of Shareholders of both Royal Dutch and Shell Transport in April 2003 (see Remuneration policy – Long-term Incentive Plan (LTIP) on page S15 for information on the plan).

2	Sir Philip Watts resigned from the Company on March 3, 2004.

The “ Shell ” Transport and Trading Company, p.l.c. S 13

Remuneration Report

Performance driven

The remuneration structures for employees are designed to reward performance that contributes to the achievement of the Group’s objectives. Consistent with this principle, more than half of a Group Managing Director’s target total remuneration (excluding pension) is performance-linked and weighted to the long term. This proportion is in line with market practice and the long-term nature of the Group’s business.

Competitiveness

Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope. The Group takes a conservative approach to executive remuneration levels within the range of leading comparator companies.

Consistency

Group remuneration plans covering base pay, annual bonus, and long-term incentives for Group Managing Directors and senior executives contain similar performance mechanisms and reward structures.

Base pay

The purpose of base pay is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director. Base pay levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Appropriate market levels are established by benchmarking against three comparator groups. The major integrated oil companies serve as the Group’s industry peers. The FTSE201 and AEX102 are used as the Group’s home markets peers. Details of these groups can be found in the industry peer group table and the home markets peer group table on page S16.

The salary scales are reviewed annually by REMCO and are adjusted in line with market practice with effect from July 1 each year. Progression of an individual Group Managing Director’s salary to the target position is usually over a three-year period from appointment.

Annual incentive

Group Managing Directors are eligible for an annual bonus. The incentive is designed to reward Group Managing Directors for achieving annual results that further the Group’s objectives. The structure and the mechanisms also apply to annual bonus plans for Group employees.

As part of the annual Group business planning process, challenging financial, operational and sustainable development targets are set to form a Group Scorecard. Performance during the year is then measured against this Scorecard and annual bonus awards are made on this basis. The financial objectives relate to Total Shareholder Return (TSR3) relative to other major integrated oil companies (see the industry peer group table on page S16), and to Return on Average Capital Employed (ROACE). The operational objectives relate to portfolio value growth with key targets for each business. The sustainable development objectives focus on people, health, safety, environment and reputation. The 2003 Scorecard weightings are 60% for financial objectives, each factor equally weighted, 20% for operational objectives and 20% for sustainable development objectives. The same approach has been adopted for 2004.

Targets are set at stretching but realistic levels. At the end of the financial year the Group results are translated into an overall Group score, which can range anywhere between zero and two, the minimum and maximum, respectively. When determining the final outcome, the results on the non-financial targets are not taken into account if the results on the financial targets are below target. Bonus awards are based on the score multiplied by the target bonus level with REMCO using its judgment in making its final recommendations. The target level for 2004 will be 100% of base pay, in line with market practice.

Deferred bonus

Group Managing Directors are eligible to participate in the Deferred Bonus Plan. Participation is on a voluntary basis only. The plan serves to provide Group Managing Directors with an investment opportunity which aligns their interests with those of shareholders during the deferral period and encourages share ownership in the Company. Since 2001, Group Managing Directors have been given the opportunity to elect to defer up to one-third of their annual bonus into shares.

The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares (dividend shares), are released three years after deferral. Provided the participants remain in Group employment for three years following the deferral, or reach normal retirement within the three-year period, they will also receive one additional share for every two deferred bonus

1	FTSE20: the 20 largest companies by way of market capitalisation in the Financial Times Stock Exchange 100 index, a market capitalisation weighted index of stocks traded on the London Stock Exchange. This group is established at the beginning of the relevant performance period.

2	AEX10: the 10 largest companies by way of market capitalisation in the Amsterdam Exchange index, a market capitalisation weighted index of stocks traded on the Amsterdam Exchange, now a part of the Euronext Exchange. This group is established at the beginning of the relevant performance period.

3	TSR is measured by the average weighted share price performance plus dividend of Royal Dutch and Shell Transport over the 10-day period at the beginning and end of the relevant financial year.

S 14 The “ Shell ” Transport and Trading Company, p.l.c.

Remuneration Report

and dividend shares accumulated. There is no further performance test for the additional matching shares beyond that governing performance in the relevant bonus year. The plan does not result in dilution of shareholder equity.

Long-term incentives

Group Managing Directors are eligible for two forms of long-term incentive remuneration: stock options and shares. Both plans are performance-related. Neither results in dilution of shareholder equity. The objective of long-term incentive arrangements is to ensure that Group Managing Directors share the interests of shareholders. The Group’s business and performance is oriented to the long-term and, accordingly, long-term incentives comprise more than half of Group Managing Directors’ remuneration.

Expected value methods are used in the determination of appropriate long-term incentive levels. Option valuations have been modelled by Towers Perrin and Kepler Associates using the Black-Scholes model, which is a commonly accepted approach to calculate the expected value of stock options. A standard valuation approach, provided by Towers Perrin and Kepler Associates1, has been adopted to determine the expected value of the conditional award of shares under the Long-Term Incentive Plan (LTIP). The expected value based on these methods is equal to 22% of the face value of the grant for stock options and 43% of the face value of the award of shares under the LTIP.

Stock options

Stock options are granted once a year under the Group Stock Option Plans which apply to Group Managing Directors and senior executives. Stock options vest three years after grant and remain exercisable for ten years after grant. Stock options, once granted, will not be repriced, neither will any of the other terms and conditions be altered to apply retrospectively to grants already made.

Stock options granted to Group Managing Directors in 2003 and beyond are 100% performance-linked. The current financial performance criteria are TSR and ROACE; these will be calculated as the average result of the three financial years prior to grant. TSR is measured against the other major integrated oil companies (see the industry peer group table on page S16). These financial targets have been chosen as they represent a balanced test of the Group’s long-term external performance and internal operating efficiency. These same performance criteria will be used in 2004. At the end of the financial year, the three-year results on the performance criteria will be translated into an overall performance rating, which can range anywhere between zero and two. The levels of the stock option grants are based on this rating multiplied by the target grant level. Target grant levels will reflect competitive market practice.

The value of the stock options depends on both the performance on the criteria at the time of grant and the future share price performance. This approach reflects the long-term nature of value creation in the Group, where both past and future performance are of significant impact. Given the global nature of the Group’s business and executive cadre, this approach balances the market practices with regard to stock options in the majority of countries in which the Group operates.

Long-Term Incentive Plan (LTIP)

Performance shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The number of shares conditionally awarded will reflect competitive market practice. The plan allows for a conditional award with a face value of zero to two times base pay for Group Managing Directors. The performance period will not be less than three consecutive years. The number of shares received will depend on the extent to which the performance criteria are satisfied. An award will only be released in full in the case of exceptional performance.

The performance targets are linked to relative TSR over the three-year performance period. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders. TSR is measured relative to two separate groups of comparator companies, as REMCO considers that it is appropriate to test performance against both major home markets and industry competitors. The first comparator group consists of the FTSE20 together with the AEX10. The second comparator group consists of the five major integrated oil companies (see the peer group tables on page S16). Half of each conditional award will be tested against the first group and half against the second group.

For the first comparator group, 100% of the shares tested against that group will be awarded for performance in the top quartile and 25% will be awarded for performance at the median. Between these two points a straight-line calculation will be used. No shares will be received for performance below the median. For the second comparator group, 100% of the shares tested against that group will be received if the Group is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

1	Their models take into account the threshold and maximum levels of performance and the proportion of shares that will be released at these points, as well as the nature of the comparator groups against which performance is measured. Risk of forfeiture and dividends are also taken into account.

The “ Shell ” Transport and Trading Company, p.l.c. S 15

Remuneration Report

Home markets peer group for base pay and LTIP

FTSE20 listed companiesa

as at January 1, 2003	as at January 1, 2004

Anglo American	Anglo American
AstraZeneca	AstraZeneca
Aviva	Barclays
Barclays	BHP Billiton
BG Group	BP
BP	British American Tobacco
British American Tobacco	British Sky Broadcasting
BT	BT
Diageo	Diageo
GlaxoSmithKline	GlaxoSmithKline
HBOS	HBOS
HSBC	HSBC
Lloyds TSB	Lloyds TSB
National Grid Transco	National Grid Transco
Rio Tinto	Rio Tinto
Royal Bank of Scotland	Royal Bank of Scotland
Shell Transport	Shell Transport
Tesco	Tesco
Unilever PLC	Unilever PLC
Vodafone	Vodafone

AEX10 listed companiesa

as at January 1, 2003	as at January 1, 2004

ABN AMRO	ABN AMRO
AEGON	AEGON
Ahold	Ahold
Akzo Nobel	Fortis
Heineken	Heineken
ING Group	ING Group
KPN	KPN
Philips	Philips
Royal Dutch	Royal Dutch
Unilever N.V.	Unilever N.V.

a	In the case of Royal Dutch and Shell Transport, and Unilever N.V. and Unilever PLC, the weighted average TSR of the two companies will be used.

Industry peer group for base pay, annual bonus, stock options and LTIP as at January 1, 2003, and January 1, 2004

BP
ChevronTexaco
ExxonMobil
Royal Dutch/ Shell Group
Total

Pension policy

Retirement benefit arrangements for all staff are based on local market conditions and the overall value of the remuneration package necessary to attract and retain high-calibre individuals. They take into account factors such as costs, affordability, sustainability, sharing of investment risks and company future liabilities, and local legislation.

For the British Shell Transport Managing Directors the principal sources of pension are the Shell Contributory Pension Fund (for service in the UK) and the Shell Overseas Contributory Pension Fund (for service overseas). Both Funds are defined benefit plans to which Managing Directors contribute the same percentage of relevant earnings as other employees. Neither the annual bonus nor the deferred bonuses are pensionable. The latest date on which Managing Directors retire is June 30, following their 60th birthday, and the maximum pension is two-thirds of their final remuneration, excluding bonuses. There are provisions, as for all members of the above Funds, for a dependant benefit of 60% of actual or prospective pension, and a lump sum death-in-service payment of three times annual salary.

For the American Shell Transport Managing Director1 the principal sources of pension include pension plans and savings plans. Pension plans are the Shell Expatriate Employment US (SEEUS) Past Service Pension Plan, the Shell Pension Plan for US employees, and the Shell Pension Plan Benefits Restoration Plan. These are defined benefit plans which are non-contributory. Savings plans are the Shell

1	Judith Boynton resigned as Managing Director of Shell Transport on April 18, 2004.

S 16 The “ Shell ” Transport and Trading Company, p.l.c.

Remuneration Report

Provident Fund for US employees, the Shell Pay Deferral Investment Fund for US employees, and the Senior Executive Group Deferral Plan. These are defined contribution plans which are contributory on a voluntary basis. In line with standard US market practice the annual bonus is pensionable. As there is no mandatory or normal retirement date in the USA, pensions include provisions to allow for retirement at age 60, which is the Shell normal retirement age. There are also provisions for a dependant benefit of 50% of actual or prospective pension. A lump sum death-in-service payment is not offered under the plans.

Other benefits policy

Group Managing Directors are eligible to participate in regular employee benefit plans applying in their home countries including a company car benefit. Expatriate Group Managing Directors are eligible to participate in the Group expatriate policies and plans for a limited period. Personal loans or guarantees are not granted to Group Managing Directors.

All-employee share schemes

Group Managing Directors who are Directors of the Company are not eligible to participate in the Global Employee Share Purchase Plan. British Managing Directors are, in common with other UK employees, eligible to participate in the Shell Sharesave Scheme and the Shell All-employee Share Ownership Plan. As these plans are all-employee schemes, performance conditions do not apply.

Contracts policy

Contracts for Group Managing Directors are based on country-specific labour laws and market practice. They contain similar terms and conditions as for senior employees in the country concerned. The contracts end at retirement date or by notice of either party. Notice periods are in line with those of other senior employees. Standard Managing Directors’ contracts do not contain any predetermined settlements for early termination. If and when a situation arises in which a severance payment is appropriate, its terms and conditions will be recommended by REMCO taking into account applicable law and corporate governance provisions.

External appointments

External appointments are considered to be valuable in terms of broadening the experience and knowledge of Group Managing Directors to the benefit of the Group. Such appointments are approved by REMCO provided there is no conflict of interest and the commitment required is not excessive. Monetary payments received by Group Managing Directors from outside directorships and similar sources are required to be paid over to and retained by the employer.

Shareholdings

A shareholding policy is currently under consideration. This would require Group Managing Directors to build up shareholdings in the Company for as long as they remain in office. Directors’ shareholdings can be found on page 90. Details of Managing Directors’ interests in shares of Shell Transport under the Stock Option Plans, the Long-Term Incentive Plan and the Deferred Bonus Plan are on pages S19 and S20.

Performance graph

The graph below compares, on the basis required by Schedule 7A of the Companies Act 1985, the TSR of Shell Transport and that of the companies comprising the FTSE100 share index over the five-year period from 1999 to 2003. The Board regards the FTSE100 share index as an appropriate broad market equity index for comparison, as it is the leading market index in Shell Transport’s home market.

Five-year historical TSR performance

Growth in the value of a hypothetical £100 holding over five years FTSE100 comparison based on 30 trading day average values

The “ Shell ” Transport and Trading Company, p.l.c. S 17

Remuneration Report

2003 actual remuneration1

Base pay

The salary scales for the Shell Transport Managing Directors were increased by 10% on average with effect from July 1, 2003.

Annual incentive

The target level of bonus for the year 2003 was 100% of base pay, in line with market practice. Having regard to the Group’s performance, REMCO recommended that no annual bonuses be payable to Managing Directors in respect of the year 2003.

Stock options

For the grant of stock options in March 2003 REMCO took into account TSR and ROACE based on three-year averages of 2000, 2001, and 2002. This resulted in a grant based on a performance rating of 0.94 (see Remuneration policy – Stock options on page S15 for further information on this rating).

Stock options granted in March 2001 were due to vest in March 2004. The performance period for the options was January 1, 2001 to December 31, 2003. The Royal Dutch/ Shell Group ranked fifth on TSR against the industry peer group (three-year average over the period 2001 to 2003). REMCO recommended that the options granted under performance conditions should not vest (50% of the grant). Therefore only the remaining 50% of the options granted in March 2001, which vest over time, vested in March 2004.

Long-Term Incentive Plan

REMCO recommended that each Group Managing Director be made a conditional award of performance shares with a face value of two times the individual’s base pay, which took place on August 19, 2003. The actual number of shares received will be determined in 2006 and will be based on the Group’s performance and competitive position over the period 2003 to 2005.

Emoluments of Executive Directors in office during 2003					£

	Salaries	Annual		Car	Other
	and fees	bonus[a]		benefit[b]	benefits	Total

Sir Philip Watts
2003	843,021	0		21,876	0	864,897
2002	745,969	874,000	[c]	21,922	0	1,641,891	[d]
2001	607,398	455,000	[c]	20,089	0	1,082,487	[d]

Judith Boynton[e]
2003	381,833	0		0	18,937	400,770

Paul Skinner[f]
2003	646,409	0		9,435	0	655,844
2002	553,830	632,500		13,181	0	1,199,511	[g]
2001	504,703	338,000	[c]	14,924	0	857,627	[g]

a	The annual bonus is included in the related performance year and not in the following year in which it is paid.

b	The car benefit is the Inland Revenue defined cash equivalent of the cost of company-provided vehicles.

c	Of which one-third was deferred under the Deferred Bonus Plan. The deferred bonus shares, dividend shares and conditional matching shares in respect of such deferral are disclosed for 2001 and 2002 in the Deferred Bonus Plan table on page S20.

d	The totals for 2002 and 2001 as stated in the Annual Report and Accounts 2002 included amounts for realised share option gains and deferred bonus plan adjustments, and were £1,802,198 and £1,666,488, respectively. The realised share option gains in 2002 and 2001 were £8,238 and £508,167, respectively. From 2003 these are shown in the Stock options table. The deferred bonus plan adjustments were £152,069 and £75,834, respectively. From 2003 these will now appear in the Deferred Bonus Plan table as conditional shareholdings, in accordance with Schedule 7A of the Companies Act 1985. The totals for 2002 and 2001, as reported here, have been restated to reflect these changes.

e	Judith Boynton was appointed to the Board on July 1, 2003, therefore, where appropriate, the 2003 emoluments are prorated. She is a beneficiary of the Group expatriate policies, which includes the provision of a housing allowance. She also received executive company travel benefits of which the gross value has been included.

f	Paul Skinner retired as a Managing Director on September 30, 2003. His salaries and fees include a taxable, non-pensionable full service bonus of £151,250 (25% of base pay), in line with company policy applicable to all UK employees with qualifying service. His salaries and fees also include a discretionary payment of £43,329 to reflect the fact that he did not receive any additional shares under the Deferred Bonus Plan. He was granted the right to purchase his company car on the same terms as other employees.

g	The totals for 2002 and 2001 as stated in the Annual Report and Accounts 2002 included amounts for realised share option gains and deferred bonus plan adjustments and were £1,212,505 and £1,419,863, respectively. The realised share option gains in 2002 and 2001 were £8,238 and £505,902, respectively. From 2003 these are shown in the Stock options table. The deferred bonus plan adjustments were £4,756 and £56,334, respectively. From 2003 these will now appear in the Deferred Bonus Plan table as conditional shareholdings, in accordance with Schedule 7A of the Companies Act 1985. The totals for 2002 and 2001, as reported here, have been restated to reflect these changes.

1	The information in the tables on pages S18 to S22 in this section has been subjected to audit, except for the Expected value columns in the Stock options table and in the Long- Term Incentive Plan table on page S19, which are unaudited.

S 18 The “ Shell ” Transport and Trading Company, p.l.c.

Remuneration Report

Stock options

Options Shell Transport

	Number of 25p Ordinary shares under option

				Exercised					Expected
				(cancelled/					value of	Realisable
			Granted	lapsed)					the 2003	gains at	Realised
			during	during	At Dec 31,	Exercise	Exercisable	Expiry	stock options	Dec 31,	gains on
	At Jan 1,		the year	the year	2003	price[a]	from date	date	grant[b]	2003[c]	stock options
	2003					£			£	£	exercised

Sir Philip Watts[d]	308,750		–	–	308,750	3.63	22.12.01	21.12.08	–	162,094	–
	341,000		–	(85,250)	255,750	5.05	23.03.03	22.03.10	–	0	–
	465,000		–	–	465,000	5.52	26.03.04	25.03.11	–	–	–
	3,251	[e]	–	–	3,251	5.09	01.02.07	31.07.07	–	–	–
	885,000		–	–	885,000	5.23	21.03.05	20.03.12	–	–	–
	–		1,165,000	–	1,165,000	3.66	19.03.06	18.03.13	938,058	–	–

Sir Mark Moody- Stuart[f]	440,800		–	–	440,800	3.63	22.12.01	29.06.06	–	231,420	–
	487,000		–	(121,750)	365,250	5.05	23.03.03	29.06.06	–	0	–

Paul Skinner[g]	139,200		–	–	139,200	4.39	11.12.00	10.12.07	–	0	–
	194,700		–	–	194,700	3.63	22.12.01	29.09.08	–	102,218	–
	341,000		–	(85,250)	255,750	5.05	23.03.03	29.09.08	–	0	–
	465,000		–	–	465,000	5.52	26.03.04	29.09.08	–	–	–
	1,305	[e]	–	–	1,305	5.09	01.10.03	31.03.04	–	0	–
	660,000		–	–	660,000	5.23	21.03.05	29.09.08	–	–	–
	–		800,000	–	800,000	3.66	19.03.06	29.09.08	644,160	–	–

Options Royal Dutch						€ and $			$

Judith Boynton	80,000		–	–	80,000	€62.02	21.08.04	20.08.11	–	–	–
	60,000		–	–	60,000	€62.10	21.03.05	20.03.12	–	–	–
	–		70,500	–	70,500	$40.64	19.03.04	18.03.13	630,326	–	–

The stock options listed above relate to Shell Transport Ordinary shares, with the exception of those stock options held by Judith Boynton. Other than the Shell Sharesave Scheme options, they have a 10-year term and are not exercisable within three years of grant. Of the stock options granted to Managing Directors before 2003, 50% are subject to performance conditions and 50% will vest over time. These performance conditions include TSR and other long-term indicators of Group performance over a three-year period. TSR is measured relative to other major integrated oil companies. 100% of the stock options granted in 2003 are subject to performance conditions. Details of these performance conditions can be found in Remuneration policy – Stock options on page S15. The price range of the Shell Transport Ordinary shares during the year was £3.32 to £4.40 and the market price at year-end was £4.16.

The stock options listed above for Judith Boynton, granted to her before she became a Managing Director, relate to Royal Dutch ordinary shares and have a 10-year term. The euro-based options are not exercisable within three years of grant; the US-dollar based options vest in equal tranches over three years. The price range of the Royal Dutch ordinary shares listed at the Euronext Exchange during the year was €33.35 to €44.58 and the market price at year end was €41.80. The price range of the Royal Dutch ordinary shares listed at the NYSE during the year was $36.69 to $52.70 and the market price at year end was $52.39.

There were no other changes in the above interests in share options during the period from December 31, 2003 to May 11, 2004.

a	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the stock options are granted (no discount). For the US-dollar based options of Judith Boynton, the exercise price is the NYSE closing price on the date of grant (no discount). The exercise price of the Shell Sharesave Scheme options is the mid-market price on the day of the launch of the plan in the year concerned.

b	The expected values of the 2003 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

c	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Shell Transport or Royal Dutch shares, respectively, at December 31, 2003, multiplied by the number of shares under option at December 31, 2003. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Shell Transport or Royal Dutch shares at the time of exercise.

d	As for other employees who receive stock options under the same Group plans, Group Managing Directors may, at the discretion of the company, continue to hold and exercise the options for a further five years after leaving employment. Upon Sir Philip Watts’ resignation on March 3, 2004, the exercise dates of his options remain unchanged if the original expiry date was earlier than five years after this date, and change to March 2, 2009, if the original expiry date was later than five years after this date.

e	These options are held under the Shell Sharesave Scheme of The Shell Petroleum Company Limited.

f	Sir Mark Moody-Stuart holds share options relating to his former service with the Group.

g	The exercise dates of Paul Skinner’s stock option grants have been adjusted in accordance with plan rules to reflect his retirement.

Long-Term Incentive Plan (LTIP)

		Performance shares					Expected value
		conditionally			Start of	End of	of the 2003
		awarded during	At Dec 31,	Market price at	performance	performance	performance
	At Jan 1,	the year	2003	date of award[a]	period	period	shares award[b]
	2003			£			£

Sir Philip Watts[c]	–	427,872	427,872	4.09	01.01.03	31.12.05	752,498

Judith Boynton[d]	–	266,475	266,475	4.09	01.01.03	31.12.05	468,650

100% of the performance shares awarded in 2003 are subject to performance conditions. Details of these conditions can be found in Remuneration policy – Long-Term Incentive Plan (LTIP) on page S15.

a	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares are determined in accordance with the Plan rules.

b	The expected values of the 2003 performance shares awards have been calculated on the basis of a standard valuation approach provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value based on this approach is equal to 43% of the face value of the award.

c	Upon Sir Philip Watts’ resignation on March 3, 2004, the agreed performance conditions were applied to the 2003 award and none of the shares qualified for release.

d	As part of her remuneration prior to her appointment as a Managing Director, Judith Boynton received 17,000 conditional Royal Dutch ordinary shares on October 1, 2002; these will be released on October 1, 2005.

The “ Shell ” Transport and Trading Company, p.l.c. S 19

Remuneration Report

Deferred Bonus Plan

				Market price		Average market
	Total number of	Deferred	Matching shares	of deferred		price of		Total number
	shares under	bonus shares	conditionally	bonus and	Dividend shares	dividend shares		of shares
	award as at	awarded	awarded	matching shares	accrued during	paid during	Released/ lapsed	under award
	January 1, 2003[a]	during the year[b]	during the year	at award[c]	the year[d]	the year[e]	during year[f]	as at
				£		£		December 31, 2003

Sir Philip Watts[g]
2003 award	–	79,697	39,849	3.66	4,781	3.91	–	124,327
2002 award	44,042	–	–	5.33	1,761	3.91	–	45,803

Paul Skinner[h]
2002 award	32,717	–	–	5.33	1,309	3.91	(34,026)[i]	–

Awards made in 2002 and 2003 refer to the portion of the 2001 and 2002 annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends and matching shares.

a	The opening balances of shares under award at January 1, 2003, have been restated to include the matching shares on the 2002 interim dividend shares accrued, but not recorded in 2002. These were 213 for Sir Philip Watts and 158 for Paul Skinner, respectively.

b	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Executive Directors table on page S18.

c	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

d	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.

e	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: £3.81 and £4.01, respectively.

f	Awards vest three years from date of award as follows: 2002 award – March 11, 2005; 2003 award – March 3, 2006.

g	Following his resignation Sir Philip Watts retained his current bonus share entitlements under the Deferred Bonus Plan, together with the dividend shares accrued up to date of resignation. All of his matching shares lapsed.

h	Paul Skinner’s current bonus share entitlements under the Deferred Bonus Plan have been transferred to him following his retirement, together with the dividend shares accrued up to date of retirement.

i	Comprised of deferred bonus and dividend shares that were released (22,683) and matching shares (11,343) that lapsed. The share price at the date of release was £3.75.

Pensions							£ thousand

	Accrued pension			Transfer values of accrued benefits

								Increase in
								accrued pension
			Increase				Increase	over the year
			over the year				over the year	(excluding inflation)
	At Dec 31,	Increase	(excluding	At Dec 31,	At Dec 31,		less Director’s	less Director’s
	2003	over the year	inflation)	2002	2003		contributions	contributions

Sir Philip Watts	568.48	88.79	75.40	7,913.00	10,007.80		2,063.30	1,295.20

Judith Boynton[a]	53.13	26.07 [b]	25.47 [b]	252.82 [c]	404.99	[c]	192.94 [b]	194.17

Paul Skinner[d]	442.35 [e]	37.49	26.20	6,586.50	8,420.00	[f]	1,833.50	498.70

a	For Judith Boynton, the Company contributed £79,109 based on the 12-month average exchange rate to the Shell Savings Plans, which are money purchase schemes, during the period January 1, 2003 to December 31, 2003.

b	Includes an accrued pension increase and a movement in the exchange rate between the US dollar and sterling over the period disclosed; US dollar converted to sterling at the 12-month average rate of exchange.

c	US dollar converted to sterling at the year-end rate of exchange.

d	Paul Skinner retired on September 30, 2003 within the rules of the plan and no adjustments have been made. He took a reduced pension to reflect his early retirement. In addition, he also commuted pension of £88,421 p.a. in return for a lump sum of £1,240,898.

e	The figure shown here is the annual pension payable at December 31, 2003, assuming that Paul Skinner did not commute any pension.

f	This is the transfer value of the pension at December 31, 2003, including the pension commuted to a lump sum.

Pensions

In 2003 the employing company contribution rate to the Shell Contributory Pension Fund was 0% in the first half year and 19.7% during the second half year. Employers’ contributions to the Shell Overseas Contributory Pension Fund during 2003 were 30%. The employing companies contribute to these pension funds on the advice of actuaries. Managing Directors contributed 4% of relevant earnings to these plans during the year.

Company contributions were not required for the SEEUS Past Service Pension Plan nor for the Shell Pension Plan Benefits Restoration Plan during 2003. The employing company contribution rate for the Shell Pension Plan was 5% in 2003. Managing Directors are not required to contribute to these plans.

During 2003 two British Managing Directors accrued retirement benefits under defined benefit plans (2002: two; 2001: three). No British Managing Director has accrued benefits under a money purchase benefit scheme. In 2003 one American Managing Director accrued retirement benefits under defined benefit plans as well as benefits under a money purchase benefit scheme (2002 and 2001: not applicable). Managing Directors accrued pension benefits during the year as detailed in the table above. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

Managing Directors’ service contracts

No Director has a contract of service with Shell Transport. The Managing Directors of Shell Transport have employment contracts with one of the Group Holding or Service Companies.

S 20 The “ Shell ” Transport and Trading Company, p.l.c.

Remuneration Report

Sir Philip Watts’ employment contract was effective from July 1, 2002, and provided entitlement to notice in line with the standard policy applicable to other senior staff in the UK, namely three months. The contract would have expired on June 30, 2005. There were no predetermined termination compensation arrangements in place for Sir Philip Watts. He resigned from the company on March 3, 2004.

Judith Boynton’s employment contract is effective from July 1, 2003 and is governed by US law. Employment is on an “at-will” basis and may therefore be terminated at any time without notice, either by Judith Boynton or the employer. She is eligible to a termination arrangement in case of a company-initiated severance for reasons other than gross misconduct. During the first five years of her employment (2001 to 2006), the severance pay would be equal to the sum of the applicable annual pensionable base pay and the most recent annual bonus, but in no event less than $1,000,000; after five years it would be equal to the applicable annual pensionable base pay, but in no event less than $600,000.

Paul Skinner retired as a Director of the Company, and from Group service, on September 30, 2003. His contract was effective from January 1, 2000, and would have expired on June 30, 2005. The terms of the contract were similar to those for Sir Philip Watts as given above.

No payments on termination were made to retiring or past Directors during the year under review other than those referred to in the Emoluments of Executive Directors table on page S18 in respect of Paul Skinner.

Non-executive Directors

Remuneration policy

Under the Articles of Association the remuneration of all Directors of the Company is determined by the Board within a limit set by shareholders. At the Annual General Meeting in 2002, this annual limit was set at £900,000. Within this limit, the level of remuneration has been reviewed from time to time by the Board to ensure it is in line with non-executive Directors’ fee levels of other major listed companies, and adjustments are made when appropriate. During 2003 the Board appointed a Committee comprising the Managing Directors of the Company to approve fees payable to the non-executive Directors within the limit set by shareholders. Personal loans or guarantees are not granted to non-executive Directors.

Appointments

In accordance with the new Combined Code, non-executive Directors are appointed for specified terms of office (see table below). Their letters of appointment, dated February 2004, include reference to their term of office subject to the provisions of the Articles of Association regarding their election and re-election at the Annual General Meeting. They provide for a notice period of three months and there are no compensation provisions upon early termination. A copy of the standard letter of appointment is available from the Company Secretary and can be found on the Shell website (www.shell.com/investor).

Fees

All non-executive Directors of Shell Transport are paid an annual fee of £50,000 with an additional fee of £5,000 per annum for acting as Chairman of one of the three Joint Committees (see pages 90 and 91). An additional fee of £1,500 per meeting is payable to non-executive Directors who undertake intercontinental travel to attend a meeting. Managing Directors of Shell Transport also receive Directors’ fees of £50,000 per annum from the Company. These fees are included in the overall remuneration for Managing Directors recommended by REMCO. In connection with the appointment of a non-executive Chairman of the Company on March 3, 2004, the Board agreed to increase the fee payable from £25,000 per annum to £50,000 per annum. There are no further proposals to increase Shell Transport Directors’ fees in 2004. Where the Chairman serves as Chairman of the Conference, as is the position currently, an additional payment of £50,000 per annum is receivable from the Group Holding Companies.

The “ Shell ” Transport and Trading Company, p.l.c. S 21

Remuneration Report

Remuneration of non-executive Directors			£

		Directors’ fees
	2003	2002	2001

Teymour Alireza	63,500	45,375	28,750

Sir Peter Burt	50,000	21,795	–

Dr Eileen Buttle	50,000	39,375	31,875

Luis Giusti	63,500	45,375	26,875

Nina Henderson	63,500	45,375	17,516

Sir Peter Job	50,000	39,375	11,042

Sir John Kerr	50,000	21,795	–

Sir Mark Moody-Stuart[a]	69,170	57,689	–

Lord Oxburgh	55,000	42,800	32,475

The information in this table has been subjected to audit.

a	Sir Mark Moody-Stuart received fees from the Group Holding Companies in respect of duties performed by him as Director of these companies in 2003 and 2002; they amounted to £19,170 and £18,314, respectively. In 2001, he served as a Managing Director of Shell Transport. His 2001 salaries and fees were £583,401 and his 2001 annual bonus was £232,050, which together amounted to £815,451. He realised £639,360 of share options gains, which brought his total 2001 emoluments to £1,454,811.

Terms of Appointment

Term of Appointment[a]

Teymour Alireza	2006
Sir Peter Burt	2009
Dr Eileen Buttle	2006
Luis Giusti	2007
Nina Henderson	2007
Sir Peter Job	2008
Sir John Kerr	2009
Sir Mark Moody-Stuart	2005
Lord Oxburgh	2005

a	The term of appointment is until the close of business of the Annual General Meeting in the year shown and is subject to the provisions of the Articles of Association.

Signed on behalf of the Board

Jyoti Munsiff

Secretary
May 23, 2004

S 22 The “ Shell ” Transport and Trading Company, p.l.c.

Group Share Plans

Set out below is a summary of the principal employee share schemes operated by Group companies.[1] The shares subject to the plans are existing issued shares of Royal Dutch or Shell Transport and no dilution of shareholder equity is involved. Shares to be delivered by a Group company under these plans are generally bought in the market at the time the commitment is made.

Group Stock Option Plans

Under these plans, eligible employees may be granted stock options over shares of Royal Dutch or Shell Transport. The price at which the shares can be bought (the exercise price) will not be less than the fair market value of the shares at the date the stock options were granted. This is calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the US plans where the grant price is the New York Stock Exchange closing price on the date of grant.

Stock options are exercisable three years from grant except for those granted under the US plans which vest one-third per year for three years. Stock options lapse ten years after grant; however, leaving Group employment may cause options to lapse earlier.

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

Group Long-Term Incentive Plan (LTIP)

Shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. Details of the plan can be found on page S15.

Global Employee Share Purchase Plan

This plan enables employees to make contributions, which are applied quarterly to purchase Royal Dutch or Shell Transport shares at current market value. If the acquired shares are retained in the plan until the end of the twelve-month cycle the employee receives an additional 15% share allocation. In the USA a variant of this plan is operated where contributions are applied to buy Royal Dutch shares at the end of the twelve-month cycle. The purchase price is the lower of the market price on the first or last trading day of the cycle reduced by 15%. Group Managing Directors are not eligible to participate in the Global Employee Share Purchase Plan.

Shell Sharesave Scheme

In lieu of the Global Employee Share Purchase Plan, employees in the UK continue to participate in the Shell Sharesave Scheme. Stock options are granted over shares of Shell Transport at a price set at the date specified in the invitation. Options are granted on a date not more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period.

Shell All-employee Share Ownership Plan

Employees in the UK may also participate in the Shell All-employee Share Ownership Plan, which is designed to encourage employee participation in their company. Employees invest amounts up to a maximum of £125 per month in Shell Transport shares at the current market value using funds deducted from their monthly salary. The contributions are not liable to income tax. However, to maintain the tax benefit, the shares must be held in the plan for a defined period (normally five years).

1	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements.

The “ Shell ” Transport and Trading Company, p.l.c. S 23

(This page is intentionally blank)

Royal Dutch/Shell Group of Companies

Report of the Independent Public Accountants

We have audited the Financial Statements appearing on pages G2 to G35 of the Royal Dutch/ Shell Group of Companies for the years 2003, 2002 and 2001. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management in the preparation of the Financial Statements, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Royal Dutch/ Shell Group of Companies at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with generally accepted accounting principles in the United States.

As discussed in Note 2 “Restatement of Previously Issued Financial Statements”, the Group has restated its Financial Statements for the two years ended December 31, 2002 to correct for inappropriate departures from US GAAP.

As discussed in Note 2, the Group has restated its Financial Statements for the two years ended December 31, 2002 to change its method of accounting for certain inventories in North America from the last-in first-out method to the first-in first-out method.

As discussed in Note 3, the Group adopted the provisions of Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003; the Group adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB51” as of September 30, 2003.

/s/ KPMG Accountants N.V.

-----------------------------------------------

KPMG Accountants N.V., The Hague

Independent public accountants

/s/ PricewaterhouseCoopers LLP

-----------------------------------------------

PricewaterhouseCoopers LLP, London

Registered independent public accountants

May 22, 2004

Royal Dutch/Shell Group of Companies G 1

Financial Statements

Statement of Income	$ million

			2002	2001
	Note	2003	As restated	As restated

Sales proceeds[a]		268,892	222,768	167,431
Sales taxes, excise duties and similar levies		67,164	56,167	42,070

Net proceeds[a]		201,728	166,601	125,361
Cost of sales[a]		167,500	137,997	98,381

Gross profit		34,228	28,604	26,980
Selling and distribution expenses		11,941	9,954	7,898
Administrative expenses		1,903	1,601	1,244
Exploration		1,476	1,073	910
Research and development		584	472	387

Operating profit of Group companies		18,324	15,504	16,541
Share of operating profit of associated companies	6	3,484	2,822	2,646

Operating profit		21,808	18,326	19,187
Interest and other income	7	1,973	758	1,059
Interest expense	8	1,381	1,364	1,133
Currency exchange gains/(losses)		(222)	(23)	(30)

Income before taxation		22,178	17,697	19,083
Taxation	9	9,572	7,796	8,404

Income after taxation		12,606	9,901	10,679
Income applicable to minority interests		365	179	329

Income before cumulative effect of a change in accounting principle		12,241	9,722	10,350
Cumulative effect of a change in accounting principle, net of tax	3	255	–	–

Net income		12,496	9,722	10,350

Statement of Comprehensive Income and Parent Companies’
interest in Group net assets	$ million

			2002	2001
	Note	2003	As restated	As restated

Net income		12,496	9,722	10,350
Other comprehensive income, net of tax:	5
currency translation differences	19	5,102	2,432	(1,686)
unrealised gains/(losses) on securities		689	25	(143)
unrealised gains/(losses) on cash flow hedges		51	(225)	(14)
minimum pension liability adjustments		358	(1,475)	(127)

Comprehensive income		18,696	10,479	8,380
Distributions to Parent Companies		(5,660)	(5,435)	(9,163)
Increase in Parent Companies’ shares held, net of dividends received	22	(631)	(844)	(642)
Loss on sale of Parent Companies’ shares		(1)	–	–
Parent Companies’ interest in Group net assets at January 1		60,444	56,244	57,669

Parent Companies’ interest in Group net assets at December 31	4	72,848	60,444	56,244

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales, following the implementation of US accounting guidance EITF Issue No. 02-03, see Note 3.

The Notes on pages G5 to G35 are an integral part of these statements

G 2 Royal Dutch/Shell Group of Companies

Financial Statements

Statement of Assets and Liabilities	$ million

			Dec 31,
		Dec 31,	2002
	Note	2003	As restated

Fixed assets
Tangible assets	10	87,701	78,687
Intangible assets	10	4,735	4,696
Investments:
associated companies	6	19,384	17,948
securities	14	2,317	1,719
other		1,086	1,420

Total fixed assets		115,223	104,470

Other long-term assets	11	9,257	7,333

Current assets
Inventories	12	12,690	11,338
Accounts receivable	13	28,969	28,761
Cash and cash equivalents	14	1,952	1,556

Total current assets		43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	15	11,027	12,874
Accounts payable and accrued liabilities	17	32,347	32,189
Taxes payable	9	5,927	4,985
Dividends payable to Parent Companies		5,123	5,153

Total current liabilities		54,424	55,201

Net current assets/(liabilities)		(10,813)	(13,546)

Total assets less current liabilities		113,667	98,257

Long-term liabilities: amounts due after more than one year
Long-term debt	15	9,100	6,817
Other	18	6,054	6,174

		15,154	12,991

Provisions
Deferred taxation	9	13,355	12,696
Pensions and similar obligations	20	4,927	5,016
Decommissioning and restoration costs	23	3,955	3,528

		22,237	21,240

Group net assets before minority interests		76,276	64,026
Minority interests		3,428	3,582

Net assets		72,848	60,444

The Notes on G5 to G35 are an integral part of these statements

Royal Dutch/Shell Group of Companies G 3

Financial Statements

Statement of Cash Flows (see Note 19)	$ million

			2002	2001
	Note	2003	As restated	As restated

Cash flow provided by operating activities
Net income		12,496	9,722	10,350
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	10	11,422	8,621	6,201
Profit on sale of assets		(2,141)	(367)	(133)
Movements in:
inventories		(236)	(2,079)	1,375
accounts receivable		1,834	(5,830)	8,518
accounts payable and accrued liabilities		(212)	6,989	(7,785)
taxes payable		(218)	(735)	(1,443)
Associated companies: dividends more/(less) than net income	6	501	115	666
Deferred taxation and other provisions		(504)	473	(165)
Long-term liabilities and other		(1,588)	(805)	(1,008)
Income applicable to minority interests		365	179	329

Cash flow provided by operating activities		21,719	16,283	16,905

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(12,252)	(12,102)	(9,598)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)	10		(8,925)
Proceeds from sale of assets		2,286	1,099	1,265
New investments in associated companies	6	(983)	(1,289)	(1,074)
Disposals of investments in associated companies		708	501	507
Proceeds from sale and other movements in investments		1,989	83	(180)

Cash flow used in investing activities		(8,252)	(20,633)	(9,080)

Cash flow used in financing activities
Long-term debt (including short-term part):
new borrowings		572	5,267	180
repayments		(2,740)	(5,610)	(1,115)

		(2,168)	(343)	(935)
Net increase/(decrease) in short-term debt		(2,507)	7,058	(794)
Change in minority interests		(1,363)	421	(206)
Dividends paid to:
Parent Companies		(6,248)	(6,961)	(9,406)
minority interests		(300)	(228)	(221)

Cash flow used in financing activities		(12,586)	(53)	(11,562)

Parent Companies’ shares: net sales/(purchases) and dividends received		(633)	(864)	(773)
Currency translation differences relating to cash and cash equivalents		148	153	(251)

Increase/(decrease) in cash and cash equivalents		396	(5,114)	(4,761)

Cash and cash equivalents at January 1		1,556	6,670	11,431

Cash and cash equivalents at December 31		1,952	1,556	6,670

The Notes on G5 to G35 are an integral part of these statements

G 4 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

1 The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are holding companies which together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/Shell Group. Group companies are engaged in all principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable energy (chiefly in wind and solar energy) and other businesses. The Group conducts its business through five principal segments, Exploration and Production, Gas & Power, Oil Products, Chemicals and Other businesses. These activities are conducted in more than 145 countries and territories and are subject to changing economic, regulatory and political conditions.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion. Dividends are paid by Group companies to Royal Dutch and Shell Transport in euros and pounds sterling, respectively.

2 Restatement of previously issued Financial Statements

Reserves Restatement
On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as of December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the Reserves Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G44 to G55 for additional information regarding the Reserves Restatement.

Following the January 9, 2004 announcement of the reserves recategorisation described above, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies, Royal Dutch and Shell Transport, have determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the Reserves Restatement as proved reserves are as follows:

–	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves;

–	executives and employees encouraged the booking of proved reserves, while discouraging the debooking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions; and

–	there were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business chief financial officers to the Group Chief Financial Officer.

Royal Dutch/Shell Group of Companies G 5

Notes to the Financial Statements

Financial Restatement

Reserves related adjustments
In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the Financial Statements of the Group, and each of the Parent Companies, for prior periods (the Financial Restatement) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Financial Restatement. The majority of the impact on the Financial Statements relates to proved developed reserves that were debooked, with the remaining amount relating to well cost write-offs. As capitalised costs relating to the Group’s Exploration and Production operations were amortised across fewer proved reserves (following the Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The effect of the restatement was to reduce net income in 2002 by $108 million (2001: $42 million), of which additional depreciation in 2002 was $166 million (2001: $84 million), and to reduce the previously reported net assets as at December 31, 2002 by $276 million.

Treatment of exploration costs

The treatment of exploration costs has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs in an area requiring major capital expenditure before production can begin and where commercially producible quantities of reserves have been found. Previously these costs remained capitalised for longer than 12 months following the completion of exploratory drilling provided that the project was being actively progressed towards the development phase. The cost of drilling such exploration wells are now expensed unless either (a) drilling of additional exploratory wells is under way or firmly planned for the near future or (b) proved reserves are booked within 12 months following the completion of exploratory drilling. The effect of this change is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million.

Treatment of certain gas contracts

The treatment of certain gas contracts has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to the failure to mark to market in 2002 certain contracts for the sale and delivery of own natural gas production from the UK North Sea. The effect of this change is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

Change in accounting policy for inventories

The restatement of the Financial Statements also gives effect to the Group’s election to make a change in accounting principle in 2003 relating to inventories. Previously, the cost of certain North American inventories had been determined on the last-in first-out (LIFO) method. As a result of this change in accounting principle, the cost of these inventories will be determined on the first-in first-out (FIFO) method. This change from the LIFO method for these North American inventories to the FIFO method is being made to achieve a consistent method of determining inventory cost across the Group and harmonises the US GAAP inventory costing method with the method employed by the Group under Netherlands GAAP. Additionally, the Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, LIFO is not a permitted method for valuing inventory. The effect of this change in accounting principle is an increase in previously reported net income for 2002 of $511 million (2001: decrease of $446 million), and to increase previously reported net assets as at December 31, 2002 by $850 million. The impact on investments at December 31, 2002 relates to Motiva.

The impact on the information included in these Financial Statements is summarised in the tables below:

Statement of Income													$ million

								2002							2001

						Restated							Restated
	As					prior to			As				prior to
	previously		Reserves	Exploration	Gas	Inventory		As	previously		Reserves	Exploration	Inventory		As
	reported		restatement	costs	contracts	Adjustment	Inventories	restated	reported		restatement	costs	Adjustment	Inventories	restated

Net proceeds	166,717	[a]	(52)	–	(64)	166,601	–	166,601	125,441	[a]	(80)	–	125,361	–	125,361
Cost of sales	138,500	[a]	114	–	–	138,614	(617)	137,997	98,069	[a]	4	–	98,073	308	98,381
Exploration	991		–	82	–	1,073	–	1,073	882		7	21	910	–	910
Other operating expenses	12,027		–	–	–	12,027	–	12,027	9,529		–	–	9,529	–	9,529
Share of operating profit of associated companies	2,624		–	–	–	2,624	198	2,822	3,041		18	–	3,059	(413)	2,646

Operating profit	17,823		(166)	(82)	(64)	17,511	815	18,326	20,002		(73)	(21)	19,908	(721)	19,187
Net interest expense and currency exchange gains/losses	629		–	–	–	629	–	629	104		–	–	104	–	104

Income before taxation	17,194		(166)	(82)	(64)	16,882	815	17,697	19,898		(73)	(21)	19,804	(721)	19,083
Taxation	7,617		(65)	(21)	(25)	7,506	290	7,796	8,694		(27)	(7)	8,660	(256)	8,404
Minority interests	158		7	–	–	165	14	179	352		(4)	–	348	(19)	329

Net income	9,419		(108)	(61)	(39)	9,211	511	9,722	10,852		(42)	(14)	10,796	(446)	10,350

a  Including the effect of reclassification of certain amounts following implementation of US accounting guidance EITF Issue No. 02-03 (see Note 3), which had no impact on net income.

G 6 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

Earnings by industry segment											$ million

							2002						2001

					Restated						Restated
	As				prior to			As			prior to
	previously	Reserves	Exploration	Gas	Inventory		As	previously	Reserves	Exploration	Inventory		As
	reported	restatement	costs	contracts	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated

Exploration and Production	6,997	(101)	(61)	(39)	6,796	–	6,796	8,023	(46)	(14)	7,963	–	7,963
Gas & Power	774	–	–	–	774	–	774	1,226	–	–	1,226	–	1,226
Oil Products	2,178	–	–	–	2,178	449	2,627	2,332	–	–	2,332	(362)	1,970
Chemicals	489	–	–	–	489	76	565	230	–	–	230	(103)	127
Corporate and Other	(861)	–	–	–	(861)	–	(861)	(607)	–	–	(607)	–	(607)
Minority interests	(158)	(7)	–	–	(165)	(14)	(179)	(352)	4	–	(348)	19	(329)

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350

Statement of Assets and Liabilities						$ million

	December 31, 2002

					Restated
					prior to
	As previously	Reserves	Exploration	Gas	Inventory		As
	reported	restatement	costs	contracts	Adjustment	Inventories	restated

Fixed assets
Tangible	79,390	(467)	(236)	–	78,687	–	78,687
Intangible	4,696	–	–	–	4,696	–	4,696
Investments	20,760	2	–	–	20,762	325	21,087
Other long-term assets	7,299	–	–	34	7,333	–	7,333
Inventories	10,298	–	–	–	10,298	1,040	11,338
Other current assets	30,248	–	–	69	30,317	–	30,317
Current liabilities	55,115	–	–	86	55,201	–	55,201
Long-term liabilities	12,935	–	–	56	12,991	–	12,991
Provisions
Deferred taxation	12,471	(186)	(81)	–	12,204	492	12,696
Pensions and decommissioning	8,544	–	–	–	8,544	–	8,544
Minority interests	3,562	(3)	–	–	3,559	23	3,582

Net assets	60,064	(276)	(155)	(39)	59,594	850	60,444

Parent Companies’ interest in Group net assets	$ million

	2002	2001

As previously reported at December 31	60,064	56,160
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of reserves restatement	(164)	(122	) [a]
Cumulative effect of exploration costs change	(91)	(78	) [a]

Total before inventory adjustment	59,809	55,960
Cumulative effect of change in policy for inventories	339	783	[a]

	60,148	56,743
Net income for the year
Reserves restatement	(108)	(42)
Exploration costs change	(61)	(14)
Gas contracts change	(39)	–

Total before inventory adjustment	59,940	56,687
Change in policy for inventories	511	(446)

	60,451	56,241

Currency translation differences for the year	(7)	3

As restated at December 31	60,444	56,244

a  Cumulative effect as at January 1, 2001.

Amounts relating to prior periods have been restated in the following notes where applicable.

3 Accounting policies

Nature of the Financial Statements
The accounts of the Parent Companies are not included in the Financial Statements, the objective of which is to demonstrate the financial position, results of operations and cash flows of a group of undertakings in which each Parent Company has an interest in

Royal Dutch/Shell Group of Companies G 7

Notes to the Financial Statements

common whilst maintaining its separate identity. The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks.

Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Investments in companies over which the Group has no significant influence are stated at cost and dividends received from these companies are accounted for when received. Certain joint ventures in oil and gas production activities are taken up in the Financial Statements in proportion to the relevant Group interest.

With effect from 2003, the Financial Statements are presented in accordance with US GAAP, with separate Financial Statements presented under Netherlands GAAP beginning on page G36.

The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Financial Statements and Notes thereto. Actual results could differ from those estimates.

The Financial Statements have been prepared under the historical cost convention.

Currency translation

Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies’ interest in Group net assets. Upon divestment or liquidation of a non-dollar Group company, cumulative currency translation differences related to that company are taken to income.

The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in Group net income.

Revenue recognition

Sales of oil, gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Group has an interest with other producers are recognised on the basis of the Group’s working interest (entitlement method). The difference between actual production and net working interest volumes is not significant. Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in our refinery operations are shown net in the Statement of Income. Sales between Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration and Production and Gas & Power title typically passes (and revenues are recognised) when a product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

Depreciation, depletion and amortisation

Tangible fixed assets related to oil and gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, and 15 years for retail service station facilities. From the beginning of 2002, goodwill, and other intangible fixed assets with an indefinite life, are no longer amortised but instead tested for impairment annually. Other intangible fixed assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the balance sheet is explained under “Exploration costs”), the carrying amounts of major Exploration and Production fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

G 8 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

Estimates of future cash flows used in the evaluation for impairment for assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Exploration costs

Group companies follow the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in tangible fixed assets, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

See Note 2 regarding a change in treatment of exploration costs.

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

Leasing

Agreements under which Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as capital leases within tangible fixed assets and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

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

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long term are classified under fixed assets – investments.

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

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the FIFO method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes. See Note 2 for a description of a change in the method of accounting for certain inventories in North America from the LIFO to the FIFO method, which was made in 2003.

Royal Dutch/Shell Group of Companies G 9

Notes to the Financial Statements

Derivative instruments

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. The carrying amount of all derivatives, other than those meeting the normal purchases and sales exception, is measured using market prices. Those derivatives qualifying and designated as hedges are either: (1) a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (“fair value” hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognised asset or liability or a forecasted transaction (“cash flow” hedge), or (3) a hedge of the foreign currency exposure of an unrecognised firm commitment or an available for sale security (“foreign currency fair value” hedge) or the foreign currency exposure of a foreign currency denominated forecasted transaction (“foreign currency cash flow” hedge).

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

See Note 2 regarding a change in treatment for certain gas contracts.

Environmental expenditures

Liabilities for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies’ best estimate of their final prorata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

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

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of those contributions, pension cost is the amount contributed by Group companies for the period.

Postretirement benefits other than pensions

Some Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the periods employees render service to the Group. These plans are not funded. A provision is included in the Financial Statements which is sufficient to cover the present value of the accumulated postretirement benefit obligation based on current assumptions. Valuations of these obligations are carried out by independent actuaries.

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

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related tangible fixed assets. In respect of oil and gas production activities, the fair value calculation of the liability is based on the economic life of the production assets and discounted using the credit-adjusted risk-free rate for the Group. For tangible fixed assets not directly associated with mineral

G 10 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

reserves, the liability, once an obligation, whether legal or constructive, crystallises, is recognised in the period when a reasonable estimate of the fair value can be made. The obligation is reflected under provisions in the Statement of Assets and Liabilities. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the liability are incorporated on a prospective basis.

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Changes in accounting policy

US accounting pronouncement FIN 46 (Consolidation of Variable Interest Entities) was implemented on September 30, 2003 with a consequential increase in the Group’s tangible fixed assets and debt of $3.4 billion. This increase mainly relates to power generation contracts (“tolling agreements”) which were previously accounted for as executory contracts and marked to market. The issuance of an amendment, FIN 46-R, in December 2003 did not have an additional impact on the Group.

US accounting standard FAS 143 (Asset Retirement Obligations) requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the fixed asset. This standard was effective for the Group from the beginning of 2003 and resulted in a credit to income of $255 million after tax, which was reported as a cumulative effect of a change in accounting principle. The main impacts on net assets were an increase in tangible fixed assets ($0.5 billion) and an increase in deferred tax liabilities ($0.3 billion).

On January 1, 2003 the Group completed implementation of US accounting guidance EITF Issue No. 02-03 (Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities). This requires that gains and losses on all derivative instruments within the scope of US accounting standard FAS 133 be shown net in the Statement of Income if the derivative instruments are held for trading purposes. The effect of this reclassification was a reduction in both sales proceeds and cost of sales of $12.7 billion in 2002 and $9.8 billion in 2001.

The Group has changed its accounting policy for those inventories in North America for which cost was previously determined on the basis of the LIFO method. With effect from 2003, in order to implement a globally consistent accounting policy, the cost is determined by the FIFO method and prior periods have been restated. The rationale and the effect of this change are described in Note 2.

4 Parent Companies’ interest in Group net assets

		$ million

		2002	2001
	2003	As restated	As restated

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	75,257	68,422	64,135
Parent Companies’ shares held, net of dividends received (Note 22)	(3,428)	(2,797)	(1,953)
Cumulative currency translation differences	1,208	(3,894)	(6,326)
Unrealised gains/(losses) on:
securities (Note 14)	700	11	(14)
cash flow hedges	(188)	(239)	(14)
Minimum pension liability adjustments	(1,442)	(1,800)	(325)

Balance at December 31	72,848	60,444	56,244

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $25,561 million at December 31, 2003 (2002: $18,227 million; 2001: $21,699 million). Provision has not been made for taxes on possible future distribution of these undistributed earnings as these earnings have been, or will be, substantially reinvested by the companies concerned. It is not, therefore, meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

Royal Dutch/Shell Group of Companies G 11

Notes to the Financial Statements

5 Other comprehensive income

2003	$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	5,418	(360)	5,058
Reclassifications	44	–	44

Currency translation differences net of reclassifications	5,462	(360)	5,102

Unrealised gains/(losses) on securities	746	(16)	730
Reclassifications	(41)	–	(41)

Unrealised gains/(losses) on securities net of reclassifications	705	(16)	689

Unrealised gains/(losses) on cash flow hedges	51	(3)	48

Reclassifications	3	–	3

Unrealised gains/(losses) on cash flow hedges net of reclassifications	54	(3)	51

Minimum pension liability adjustments	669	(311)	358

Other comprehensive income	6,890	(690)	6,200

2002 (as restated)	$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	2,773	(303)	2,470
Reclassifications	(38)	–	(38)

Currency translation differences net of reclassifications	2,735	(303)	2,432

Unrealised gains/(losses) on securities	26	10	36
Reclassifications	(12)	1	(11)

Unrealised gains/(losses) on securities net of reclassifications	14	11	25

Unrealised gains/(losses) on cash flow hedges	(209)	(7)	(216)
Reclassifications	(9)	–	(9)

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(218)	(7)	(225)

Minimum pension liability adjustments	(2,446)	971	(1,475)

Other comprehensive income	85	672	757

2001 (as restated)		$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(1,654)	95	(1,559)
Reclassifications	(127)	–	(127)

Currency translation differences net of reclassifications	(1,781)	95	(1,686)

Unrealised gains/(losses) on securities	(114)	(9)	(123)
Reclassifications	(32)	12	(20)

Unrealised gains/(losses) on securities net of reclassifications	(146)	3	(143)

Unrealised gains/(losses) on cash flow hedges	(1)	(13)	(14)
Reclassifications	–	–	–

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(1)	(13)	(14)

Minimum pension liability adjustments	(209)	82	(127)

Other comprehensive income	(2,137)	167	(1,970)

		2003	2002

Rates of exchange at December 31 were:	€/$	0.79	0.96
	£/$	0.56	0.62

6 Associated companies

(a) Income
Associated companies engage in similar businesses to Group companies and play an important part in the overall operating activities of the Group. Consequently, the Group share of operating profits arising from associated companies is seen as a contribution to the total Group operating profit and is shown as such in the Statement of Income. The Group share of interest income, interest expense, currency exchange gains/ losses and taxation of associated companies has been included within those items in the Statement of Income.

G 12 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

		$ million

		2002	2001
	2003	As restated	As restated

Net proceeds	44,470	33,522	55,767
Cost of sales	37,065	26,738	47,538

Gross profit	7,405	6,784	8,229
Other operating expenses	3,921	3,962	5,583

Operating profit	3,484	2,822	2,646
Interest and other income	228	102	98
Interest expense	540	451	503
Currency exchange gains/(losses)	(3)	(15)	(20)

Income before taxation	3,169	2,458	2,221
Taxation	1,478	1,002	1,087

Net income	1,691	1,456	1,134

As stated in Note 2, the Group changed its accounting for certain North American inventories from LIFO to FIFO. This change has been reflected in the restated 2002 and 2001 comparative information.

Income by segment		$ million

		2002	2001
	2003	As restated	As restated

Exploration and Production	810	543	757
Gas & Power	650	589	746
Oil Products	632	448	43
Chemicals	(169)	153	(26)
Corporate and Other	(232)	(277)	(386)

	1,691	1,456	1,134

(b) Investments

			$ million

	2003			2002
				As restated
	Shares	Loans	Total	Total

At January 1	15,320	2,628	17,948	18,332
New investments	758	225	983	1,289
Net asset transfers to/(from) associates, disposals and other movements	206	(379)	(173)	(2,409)
Net income	1,691	–	1,691	1,456
Dividends	(2,192)	–	(2,192)	(1,571)
Currency translation differences	1,029	98	1,127	851

At December 31	16,812	2,572	19,384	17,948

Net income for 2003 includes a $286 million write-down in the carrying value of Basell (Chemicals) reflecting a reassessment of the outlook for the business, a $200 million write-down in the carrying value of InterGen (Gas & Power) due to poor power market conditions, mainly in the US merchant power segment, and a $115 million write-down in the carrying value of the Cuiaba power assets in South America (Gas & Power) in light of a reappraisal of the commercial outlook. Net income for 2002 includes a $150 million write-down in the carrying amount of InterGen (Gas & Power).

In 2002, the net asset transfers to/from associates, disposals and other movements mainly relates to the effects of the reclassification of Equilon from an associate to a Group company upon the acquisition of the outstanding 44% interest.

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million

		2002
	2003	As restated

Fixed assets	30,921	27,613
Current assets	8,248	7,029

Total assets	39,169	34,642
Current liabilities	8,745	7,107
Long-term liabilities	11,040	9,587

Net assets	19,384	17,948

An analysis by segment is shown in Note 24.

Royal Dutch/Shell Group of Companies G 13

Notes to the Financial Statements

The Group’s major investments in associated companies at December 31, 2003 comprised:

Segment
Name	Group interest	Country of incorporation

Exploration and Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia

Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oman LNG	30%	Oman

Oil Products
Motiva	50%	USA
Showa Shell	50%	Japan

Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia

Although the Group has a 52% investment in Aera and a 68% investment in InterGen, the governing agreements and constitutive documents for these entities do not allow the Group to control these entities, as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, these entities have not been consolidated.

(c) Transactions between Group companies and associated companies

Transactions between Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ million

	2003	2002	2001

Charges to associated companies	18,155	10,573	13,415
Charges from associated companies	8,608	5,623	5,053

Balances outstanding at December 31, 2003 and 2002 in respect of the above transactions are shown in Notes 13 and 17.

7 Interest and other income

	$ million

	2003	2002	2001

Group companies
Interest income	326	491	784
Other income	1,419	165	177

	1,745	656	961
Associated companies	228	102	98

	1,973	758	1,059

Other income in 2003 includes a $1.3 billion gain from the disposal of the Group’s interest in Ruhrgas.

8 Interest expense

	$ million

	2003	2002	2001

Group companies
Interest incurred	885	956	662
less interest capitalised	44	43	32

	841	913	630
Associated companies	540	451	503

	1,381	1,364	1,133

G 14 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

9 Taxation

(a) Taxation charge for the year

	$ million

		2002	2001
	2003	As restated	As restated

Group companies
Current tax charge	8,290	6,727	7,722
Deferred tax charge/(credit)	(196)	67	(405)

	8,094	6,794	7,317
Associated companies	1,478	1,002	1,087

	9,572	7,796	8,404

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million

		2002	2001
	2003	As restated	As restated

Expected tax charge at statutory rates	9,125	6,646	7,439
Adjustments in respect of prior years	173	(251)	(258)
Other reconciling items	(1,204)	399	136

Taxation charge of Group companies	8,094	6,794	7,317

The taxation charge of Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from Exploration and Production activities and various additional income and other taxes to which these activities are subject.

Tax adjustments in respect of prior years relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the tax position or deferred tax balance.

Other reconciling items in 2003 include the effects of disposals during the year that were taxed below the statutory rate (including $534 million from the disposal of the Group’s interest in Ruhrgas), in addition to $442 million relating to the effects on deferred tax accounts of legislative changes to certain ring-fencing arrangements.

Other reconciling items in 2002 include $415 million due to the increase in UK upstream corporate tax rate during the year. From 2003, this increase is reflected in a higher statutory rate.

(b) Taxes payable

	$ million

		2002
	2003	As restated

Taxes on activities of Group companies	2,148	1,988
Sales taxes, excise duties and similar levies and social law taxes	3,779	2,997

	5,927	4,985

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

	$ million

		2002
	2003	As restated

Tangible and intangible fixed assets	17,627	16,837
Pensions	2,118	1,379
Other items	2,649	2,125

Total deferred tax liabilities	22,394	20,341

Tax losses carried forward	(3,876)	(2,171)
Foreign tax credits[a]	(1,633)	(1,089)
US trademark[b]	(309)	(375)
Provisions
Pensions and similar obligations	(1,329)	(1,293)
Decommissioning and restoration costs	(1,934)	(1,700)
Environmental and other provisions	(334)	(445)
Other items	(3,421)	(3,046)

Total deferred tax assets	(12,836)	(10,119)
Asset valuation allowance	3,797	2,474

Deferred tax assets net of valuation allowance	(9,039)	(7,645)

Net deferred tax liability	13,355	12,696

a	Foreign tax credits represent surplus credits arising in holding and sub-holding Group companies on income from other jurisdictions. A valuation allowance has been recorded against the substantial part of these balances in both 2003 and 2002.

Royal Dutch/Shell Group of Companies G 15

Notes to the Financial Statements

b	Deferred tax asset created upon transfer of US trademark rights from a US wholly- owned Group company to a Netherlands wholly-owned Group company.

The Group has tax losses carried forward amounting to $11,137 million at December 31, 2003. Of these, $8,399 million can be carried forward indefinitely. The remaining $2,738 million expires in the following years:

$ million

2004	225
2005	314
2006	191
2007	637
2008 – 2012	740
2013 – 2018	631

10 Tangible and intangible fixed assets

$ million

	2003
						2002
						As restated
			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group
Cost
At January 1	157,499	3,500	2,958	6,458	163,957	119,956
Capital expenditure	12,005	33	214	247	12,252	12,102
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	(28)	418	(266)	152	124	23,285
Sales, retirements and other movements[a]	(1,805)	(51)	(38)	(89)	(1,894)	(1,306)
Currency translation differences	14,014	111	130	241	14,255	9,920

At December 31	181,685	4,011	2,998	7,009	188,694	163,957

Depreciation
At January 1	78,812	1,176	586	1,762	80,574	68,090
Depreciation, depletion and amortisation charge	11,000	129	293	422	11,422	8,621
Sales, retirements and other movements	(3,680)	(29)	(2)	(31)	(3,711)	(1,524)
Currency translation differences	7,852	60	61	121	7,973	5,387

At December 31	93,984	1,336	938	2,274	96,258	80,574

Net 2003	87,701 [b]	2,675	2,060	4,735	92,436

2002	78,687 [b]	2,324	2,372	4,696		83,383

a	Sales, retirements and other movements in 2003 include the effect of a change in accounting policy for certain long-term agreements (see Note 2).

b	Tangible fixed assets at December 31, 2003 include rights and concessions of $12.0 billion (2002: $13.1 billion). A new accounting pronouncement is pending that may in the future consider these to be intangible fixed assets. A reclassification of these items from tangible to intangible fixed assets would not impact the Group’s Statements of Income and Cash Flows.

Other intangible fixed assets at December 31, 2003 include $0.8 billion (2002: $1.1 billion) in respect of Pennzoil-Quaker State trademarks acquired in 2002. The trademarks are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Tangible fixed assets at year end, capital expenditure, together with acquisitions and new investments in associated companies, and the depreciation, depletion and amortisation charges are shown in Note 24, classified, consistent with oil and gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

$ million

		2002
	2003	As restated

Capitalised costs in respect of assets not yet used in operations
Unproved properties	4,576	4,443
Proved properties under development and other assets in the course of construction	12,680	6,814

	17,256	11,257

G 16 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

$ million

		2002	2001
	2003	As restated	As restated

Cost of sales	9,574	7,351	5,071
Selling and distribution expenses	1,288	1,095	1,007
Administrative expenses	121	62	53
Exploration	411	80	42
Research and development	28	33	28

	11,422	8,621	6,201

Depreciation, depletion and amortisation charges for 2003 include $1,248 million (2002: $191 million; 2001: $88 million) relating to the impairment of tangible fixed assets, and $127 million (2002: $6 million; 2001: nil) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use (2003: $1,168 million; 2002: $105 million; 2001: nil) and to assets held for sale (2003: $207 million; 2002: $92 million; 2001: $88 million).

For 2003, the impairments were incurred in Exploration and Production ($697 million, mainly due to lower production outlooks in the UK and South America), in Oil Products ($331 million, mainly due to the closure of the Bakersfield refinery and the impact of local economic conditions in Latin America), in Chemicals ($220 million, mainly in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations) and in Renewables ($127 million for Shell Solar following an extensive review to assess the value of the business).

For 2002, the majority of the impairment charges (in total $197 million) were in Oil Products, reflecting plans in the USA to close surplus base oil production facilities, the closure of the Pililla base oil and bitumen refinery in the Philippines and a change in outlook for liquefied petroleum gas assets in Argentina coupled with the country’s economic downturn. For 2001, the impairment charges (in total $88 million) were mainly in Chemicals, reflecting plans to close the Taft polymer plant and close a catalyst production line in the USA, and in Renewables based on bids received for their South American forestry assets.

Depreciation, depletion and amortisation charges for 2003 also included $366 million relating to the write-off of various exploration properties, mainly in Brazil and Ireland. In both these countries, new information from 2003 exploratory work confirmed lower than expected volume projections.

2002 acquisitions

Exploration and Production
The Group acquired all the outstanding shares of Enterprise Oil in the second quarter of 2002 for aggregate cash consideration of $5.3 billion and assumed debt of $2.4 billion to strengthen the Group’s upstream portfolio, adding new developments and exploration acreage in several countries.

Oil Products

Following the merger of Chevron and Texaco, the Group acquired the outstanding shares (44%) in Equilon in the first quarter 2002 for aggregate cash consideration of $1.8 billion and assumed debt of $2.3 billion. Prior to the acquisition of the remaining shares in Equilon, the Group accounted for its investment in Equilon as an associated company since the governing agreements and constitutive documents for Equilon did not permit the Group to control it. This acquisition provides the Group with the opportunity to gain further presence in the US market, which is key to the Oil Products business.

The Group formed DEA, a joint venture with RWE AG, in the first quarter of 2002 to provide the Group with an enhanced position in Germany, the largest oil products market in Europe. Under the relevant governing agreements and constitutive documents, the Group has controlled DEA since its formation and as a result has included DEA in the Group’s consolidated results throughout 2002. The Group acquired the remaining shares in DEA in the third quarter of 2002 for an aggregate cash consideration of $1.3 billion, payable in July 2003.

The Group acquired all the outstanding shares of Pennzoil-Quaker State Company (PQS) in the fourth quarter of 2002 for aggregate cash consideration of $1.9 billion and assumed debt of $1.3 billion, aligned with the Group’s strategy to become a leader in the global lubricants market by strengthening its position in the USA.

Royal Dutch/Shell Group of Companies G 17

Notes to the Financial Statements

The following table sets forth the fair values of assets acquired and liabilities assumed in these acquisitions, including for Enterprise Oil $6.6 billion of rights and concessions and for PQS $1.1 billion of trademarks and $1.7 billion of goodwill (of which $0.3 billion is tax-deductible) recognised as a reflection of the value of growth opportunities.

2002 (as restated)	$ million

	Exploration
	and	Oil
	Production	Products	Total

Tangible and intangible fixed assets	11,286	11,999	23,285
including:
PQS goodwill		1,743	1,743
PQS trademarks		1,101	1,101
Other assets	736	5,772	6,508

Total assets acquired	12,022	17,771	29,793

Current liabilities (excluding debt)	252	3,609	3,861
Debt	2,359	3,608	5,967
Deferred taxation	3,771	638	4,409
Other long-term liabilities and provisions	346	2,220	2,566

Total liabilities assumed	6,728	10,075	16,803

Less: Existing equity in Equilon		2,730	2,730

Purchase consideration[a]	5,294	4,966	10,260

a	Includes $1.3 billion relating to DEA, paid during 2003.

The acquisition of PQS took place in the fourth quarter, 2002 and the purchase price allocation was not finalised until 2003 due in particular to completion of the valuation of the trademarks; the main effect in 2003 was a decrease in trademarks of $0.3 billion with a corresponding increase in goodwill.

Pro forma information (unaudited)

Pro forma information for the Group, as if the four companies had been purchased (and paid for) on January 1, 2001, is presented below:

$ million

	Net proceeds		Net income

	2002	2001	2002	2001

As restated (see Note 2)	166,601	125,361	9,722	10,350
Results before financing costs:
Enterprise Oil	403	2,002	(32)	94
Equilon	–	44,463	–	45
DEA	–	6,422	(27)	153
PQS	1,691	2,315	81	117
Financing costs (after tax)			(165)	(461)

Pro forma	168,695	180,563	9,579	10,298

$

	2002		2001

	As restated		As restated
	(see Note 2)	Pro forma	(see Note 2)	Pro forma

Basic earnings per share attributable to Royal Dutch	2.83	2.79	2.96	2.95
Diluted earnings per share attributable to Royal Dutch	2.83	2.79	2.96	2.95
Basic earnings per ADR attributable to Shell Transport	2.43	2.39	2.55	2.53
Diluted earnings per ADR attributable to Shell Transport	2.43	2.39	2.54	2.53

The pro forma information above is based on the following:

–	the preparation of this information has required use of certain estimates, utilising both pre- and post-acquisition data, in particular for fully-integrated businesses;

–	where applicable, pro forma amounts have been calculated taking into account additional depreciation, depletion or amortisation resulting from fair value accounting, and have been adjusted on to the basis of Group accounting policies. Group accounting policies as in effect for 2002 have been applied, adjusted to reflect changes in 2003 which have resulted in restatement of prior period information;

–	financing costs comprise additional interest charges on the purchase considerations, plus the acquired companies’ interest charges on their existing debt up to the date of acquisition;

G 18 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

–	taxes have been calculated using the relevant statutory rate for each of the jurisdictions involved. A tax rate of 35% has been applied to calculate the tax relief on the interest charge on Group debt incurred to finance the acquisitions;

–	for 2001, pro forma data is provided for all acquisitions for the entire year. Both Equilon and DEA were included in Group results for all of 2002. For Enterprise Oil, the first quarter of 2002 is on a pro forma basis and for PQS the first three quarters of 2002 are reported on a pro forma basis;

–	PQS trademarks are being amortised over 40 years, with no residual value expected; and

–	restructuring costs incurred have remained in the period originally recorded. The Equilon acquisition resulted in a restructuring expense of approximately $300 million (pre-tax) in 2001.

11 Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as “Other long-term assets”. At December 31, 2003 these include $8,505 million (2002: $6,766 million as restated) of deferred charges and prepayments (including amounts in respect of risk management activities), of which $6,516 million (2002: $4,506 million) relates to prepaid pension costs.

12 Inventories

$ million

		2002
	2003	As restated

Inventories of oil and chemicals	11,742	10,423
Inventories of materials	948	915

	12,690	11,338

Prior period information has been restated for a change in inventory costing (see Note 2).

13 Accounts receivable

	$ million

		2002
	2003	As restated

Trade receivables	17,523	15,475
Amounts owed by associated companies	2,094	4,834
Other receivables	3,602	3,458
Deferred charges and prepayments	5,750	4,994

	28,969	28,761

Provisions for doubtful items deducted from accounts receivable amounted to $557 million at December 31, 2003 (2002: $415 million). Deferred charges and prepayments include amounts in respect of risk management activities.

14 Securities

Investments – securities mainly comprises a portfolio of equity and debt securities required to be held long term by the Group insurance companies as security for their insurance activities, for which the fair value of $1,259 million at December 31, 2003 includes an unrealised gain of $253 million, together with an equity investment held by a Group company for which the fair value of $828 million at December 31, 2003 includes an unrealised gain of $442 million.

$125 million of these total securities are debt securities classified as held-to-maturity, with maturity falling between one and five years. The remainder are classified as available for sale, of which $638 million at December 31, 2003 (2002: $689 million) are debt securities. Of the available for sale securities, the maturities of $7 million fall within one year, $365 million fall between one year and five years, and $266 million exceed five years.

The carrying amount of securities classified as cash equivalents, is $107 million at December 31, 2003 (2002: $44 million), all of which are debt securities classified as available for sale.

Total securities at December 31, 2003 amounting to $1,557 million (2002: $1,033 million) are listed on recognised stock exchanges.

Royal Dutch/Shell Group of Companies G 19

Notes to the Financial Statements

15 Debt

(a) Short-term debt

	$ million

	2003	2002

Debentures and other loans	8,181	9,963
Amounts due to banks and other credit institutions (including long-term debt due within one year)	2,737	2,846

	10,918	12,809
Capitalised lease obligations	109	65

Short-term debt	11,027	12,874
less long-term debt due within one year	1,874	2,253

Short-term debt excluding long-term debt due within one year	9,153	10,621

Short-term debt at December 31, 2003 includes $1.3 billion (2002: $1.3 billion) of non-recourse debt owed by a Group company (interest 64%) for which a debt covenant (the interest cover ratio) was breached in 2001. The covenant breach is continuing and the company is in default on the full outstanding balance of $1.3 billion.

The following relates only to short-term debt excluding long-term debt due within one year:

	$ million

	2003	2002

Maximum amount outstanding at the end of any quarter	9,159	13,098
Average amount outstanding	8,554	8,153
Amounts due to banks and other credit institutions	2,657	2,378
Unused lines of short-term credit	3,916	3,625
Approximate average interest rate on:
average amount outstanding	3%	3%
amount outstanding at December 31	2%	3%

The amount outstanding at December 31, 2003 includes $5,754 million of fixed rate and $1,543 million of variable rate dollar debt at an average interest rate of 1% and 4% respectively.

(b) Long-term debt

	$ million

	2003	2002

Debentures and other loans	4,868	5,523
Amounts due to banks and other credit institutions	3,724	794

	8,592	6,317
Capitalised lease obligations	508	500

Long-term debt	9,100	6,817
add long-term debt due within one year	1,874	2,253

Long-term debt including long-term debt due within one year	10,974	9,070

The increase in long-term debt during 2003 mainly reflects a change in accounting for certain power generation contracts (“tolling agreements”) which were previously accounted for as executory contracts and marked to market.

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

The amount at December 31, 2003 of $10,357 million (2002: $8,505 million) comprises:

		Average
	$ million	interest rate

Dollar denominated debt
Fixed rate	5,369	6%
Variable rate	766	4%
Non-dollar denominated debt
Fixed rate	2,213	4%
Variable rate	2,009	3%

	10,357

The approximate weighted average interest rate in 2003 was 3% for dollar debt and 4% for total debt.

G 20 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

The aggregate maturities of long-term debts are:

$ million

2004	1,765
2005	1,212
2006	1,526
2007	2,067
2008	561
2009 and after	3,226

10,357

During 2003, the Medium Term Note and Commercial Paper Facilities have been increased to a total level of $28.0 billion. As at December 31, 2003, debt outstanding under central borrowing programmes, which includes these facilities, totalled $11.9 billion with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.

In accordance with the risk management policy, Group companies have entered into interest rate swap agreements against most of the fixed rate debt. The use of interest rate swaps is further discussed in Note 28.

16 Commitments

(a) Leasing arrangements
The future minimum lease payments under operating leases and capital leases and the present value of net minimum capital lease payments at December 31, 2003 are as follows:

		$ million

	Operating	Capital
	leases	leases

2004	1,760	76
2005	1,190	85
2006	915	66
2007	766	62
2008	666	58
2009 and after	4,684	707

Total minimum payments	9,981	1,054

less executory costs and interest		437

Present value of net minimum capital lease payments		617

The figures above for operating lease payments represent minimum commitments existing at December 31, 2003 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

		$ million

	2003	2002	2001

Minimum rentals	2,135	1,557	1,377
Contingent rentals	60	104	105
Sub-lease rentals	(198)	(300)	(174)

	1,997	1,361	1,308

(b) Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2003 is as follows:

$ million

2004	405
2005	255
2006	243
2007	225
2008	219
2009 and after	1,914

3,261

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $252 million in 2003 (2002: $441 million).

Royal Dutch/Shell Group of Companies G 21

Notes to the Financial Statements

17 Accounts payable and accrued liabilities

	$ million

		2002
	2003	As restated

Trade payables	14,110	13,049
Amounts due to associated companies	1,829	2,075
Pensions and similar obligations	261	250
Other payables	8,832	10,699
Accruals and deferred income	7,315	6,116

	32,347	32,189

Other payables include amounts in respect of risk management activities and, at December 31, 2002, $1.3 billion for the acquisition of DEA, paid during 2003.

18 Long-term liabilities – Other

This includes amounts in respect of risk management activities, advance payments received under long-term supply contracts, deposits, liabilities under staff benefit programmes, deferred income and environmental liabilities. The amount includes $1,305 million at December 31, 2003 (2002: $926 million) which does not fall due until more than five years after the respective balance sheet dates.

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

2003			$ million

				Movements
	Movements	Movements		derived from
	derived from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	(533)	6,282	3,304	9,053
Investments	(792)	1,238	1,254	1,700
Other long-term assets	601	804	519	1,924
Inventories	236	1,158	(42)	1,352
Accounts receivable	(1,834)	2,120	(78)	208
Cash and cash equivalents	248	148	–	396
Short-term debt	2,507	(913)	(126)	1,468
Short-term part of long-term debt	612	(233)	–	379
Accounts payable and accrued liabilities	212	(221)	(149)	(158)
Taxes payable	218	(687)	(473)	(942)
Long-term debt	1,961	(676)	(3,568)	(2,283)
Other long-term liabilities	467	(376)	29	120
Deferred taxation	388	(1,066)	19	(659)
Other provisions	116	(740)	286	(338)
Minority interests	1,298	(171)	(973)	154
Other items	(91)	91	–	–
Distributions to Parent Companies	588	(558)	–	30
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	633	(1,098)	(2)	–

			–

Movement in retained earnings of Group companies (Note 4)	6,835

Movement in cumulative currency translation differences (Note 5)		5,102

Movement in net assets (Note 4)				12,404

Income taxes paid by Group companies totalled $8.6 billion in 2003 (2002: $6.7 billion; 2001: $9.3 billion). Interest paid by Group companies was $0.9 billion in 2003 (2002: $1.0 billion; 2001: $0.7 billion).

The main non-cash movements reflect a change in accounting policy for certain power generation contracts (“tolling agreements”, see Note 2) and acquisition of minority interests in DEA.

G 22 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

20 Employee retirement plans and other postretirement benefits

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average final remuneration. The principal plans in the Group use a December 31 measurement date.

Some Group companies have established unfunded defined benefit plans to provide certain postretirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

In accordance with US accounting pronouncement FAS 106-1, the Group has elected to defer accounting for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). Measures of the impact of the Act are not reflected in the following disclosures of Other Benefits Obligations and Net Periodic Benefit Cost of Other Benefits in the USA. Specific authoritative guidance on the accounting for the federal subsidy under the Act is pending, and that guidance, when issued, could require the Group to change previously disclosed information.

							$ million

			Other benefits

	Pension benefits		2003			2002

	2003	2002	USA	Other	Total	USA	Other	Total

Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	39,109	32,239	2,068	377	2,445	906	344	1,250
Increase in present value of the obligation for benefits based on employee service during the year	991	899	37	15	52	32	7	39
Interest on the obligation for benefits in respect of employee service in previous years	2,333	2,001	141	24	165	111	21	132
Benefit payments made	(2,034)	(1,780)	(95)	(25)	(120)	(72)	(21)	(93)
Currency translation effects	5,333	3,938	–	78	78	–	45	45
Other components[a]	744	1,812	369	43	412	1,091	(19)	1,072

Obligations for benefits based on employee service to date at December 31	46,476	39,109	2,520	512	3,032	2,068	377	2,445

Change in plan assets
Plan assets held in trust at fair value at January 1	33,035	36,420
Actual return on plan assets	6,598	(5,943)
Employer contributions	1,275	227
Plan participants’ contributions	40	17
Benefit payments made	(2,034)	(1,780)
Currency translation effects	4,911	3,709
Other components[a]	135	385

Plan assets held in trust at fair value at December 31	43,960	33,035

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(2,516)	(6,074)	(2,520)	(512)	(3,032)	(2,068)	(377)	(2,445)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	5	9
Unrecognised net (gains)/losses since adoption	7,295	9,125	876	149	1,025	692	93	785
Unrecognised prior service cost/(credit)	1,258	1,254	(82)	–	(82)	(26)	–	(26)

Net amount recognised	6,042	4,314	(1,726)	(363)	(2,089)	(1,402)	(284)	(1,686)

Amounts recognised in the Statement of Assets and Liabilities:
Intangible assets	326	420
Prepaid benefit costs	6,516	4,506
Accrued benefit liabilities:
Short-term	(182)	(177)	(51)	(28)	(79)	(51)	(22)	(73)
Long-term	(2,917)	(3,403)	(1,675)	(335)	(2,010)	(1,351)	(262)	(1,613)

	3,743	1,346	(1,726)	(363)	(2,089)	(1,402)	(284)	(1,686)
Amount recognised in Parent Companies’ interest in Group net assets:
Accumulated other comprehensive income	2,299	2,968

Net amount recognised	6,042	4,314	(1,726)	(363)	(2,089)	(1,402)	(284)	(1,686)

a	Other components comprise mainly the effect of acquisitions and changes in actuarial assumptions.

Royal Dutch/Shell Group of Companies G 23

Notes to the Financial Statements

Additional information on pension benefits

	$ million

	2003	2002

Obligation for pension benefits in respect of unfunded plans	2,155	1,964
Accumulated benefit obligation	41,865	34,766
For employee retirement plans with projected benefit obligation in excess of plan assets, the respective amounts are:
Projected benefit obligation	30,291	25,698
Plan assets	28,176	21,072
For employee retirement plans with accumulated benefit obligation in excess of plan assets, the respective amounts are:
Accumulated benefit obligation	10,452	10,907
Plan assets	9,356	9,330

Employer contributions to defined benefit pension plans during 2004 are estimated to be $1.3 billion.

Benefit costs for the year comprise:

$ million

				Other benefits

	Pension benefits			2003			2002			2001

	2003	2002	2001	USA	Other	Total	USA	Other	Total	USA	Other	Total

Service cost	991	899	681	37	15	52	32	7	39	10	3	13
Interest cost	2,333	2,001	1,784	141	24	165	111	21	132	61	15	76
Expected return on plan assets	(3,547)	(3,339)	(3,005)
Other components	303	(100)	(216)	66	4	70	76	7	83	(2)	2	–

Cost of defined benefit plans	80	(539)	(756)	244	43	287	219	35	254	69	20	89
Payments to defined contribution plans	171	84	87

	251	(455)	(669)	244	43	287	219	35	254	69	20	89

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. Expected rates of return on plan assets are calculated using a common assumption setting process based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to each plan’s actual asset mix. The weighted averages applicable for the principal plans in the Group are:

				Other benefits

	Pension benefits			2003		2002		2001

	2003	2002	2001	USA	Other	USA	Other	USA	Other

Assumptions used to determine benefit obligations at December 31
Discount rate	5.6%	5.9%	6.0%	6.0%	5.6%	6.5%	5.6%	7.0%	6.0%
Projected rate of remuneration growth	3.9%	4.0%	4.0%

Assumptions used to determine benefit costs for year ended December 31
Discount rate	5.9%	6.0%	6.1%	6.5%	5.6%	7.0%	6.0%	7.5%	6.3%
Expected rate of return on plan assets	7.9%	8.0%	7.8%
Projected rate of remuneration growth	4.0%	4.0%	4.0%

Healthcare cost trend rates
Healthcare cost trend rate in year after reporting year				10.0%	3.9%	7.8%	4.6%
Ultimate healthcare cost trend rate				5.0%	2.9%	5.0%	2.9%
Year ultimate healthcare cost trend rate is applicable				2011	2006	2010	2004

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $41 million/($30 million) and the accumulated postretirement benefit obligation by approximately $422 million/($361 million).

Weighted-average plan asset allocations by asset category and the target allocation for December 31, 2003 for the principal pension plans in the Group are:

	Target	Percentage of plan
	allocation	assets at December 31

	2003	2003	2002

Equity securities	72%	73%	71%
Debt securities	23%	22%	23%
Real estate	2%	2%	3%
Other	3%	3%	3%

Total	100%	100%	100%

G 24 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset-liability modelling approach to determine the asset mix which best meets the objectives of optimising investment return and maintaining adequate funding levels.

21 Employee emoluments and numbers

(a) Emoluments

	$ million

	2003	2002	2001

Remuneration	7,477	6,096	4,651
Social law taxes	660	518	395
Pensions and similar obligations (Note 20)	538	(201)	(580)

	8,675	6,413	4,466

(b) Average numbers

	thousands

	2003	2002	2001

Exploration and Production	17	17	14
Gas & Power	2	2	2
Oil Products	82	75	58
Chemicals	9	9	9
Corporate and Other	9	8	7

	119	111	90

(c) Year-end numbers

	thousands

	2003	2002	2001

Exploration and Production	17	17	15
Gas & Power	2	2	2
Oil Products	82	80	58
Chemicals	9	9	9
Corporate and Other	9	8	7

	119	116	91

In addition to remuneration above, there were charges for redundancy of $291 million in 2003 (2002: $215 million; 2001: $110 million).

The charges relate to 2,000 employees in 2003 (mainly in the Exploration and Production and Oil Products segments), 2,600 employees in 2002 (mainly in the Exploration and Production and Oil Products segments) and 1,300 employees in 2001 (mainly in the Oil Products, Chemicals and Other industry segments). The liabilities for redundancies at December 31, 2003 and 2002, and movements during 2003 and 2002, are given in the following table. Other movements in 2002 mainly relate to liabilities assumed on acquisitions.

	$ million

	2003	2002

At January 1	395	222
Charges	291	215
Payments	(245)	(170)
Other movements and currency translation effects	53	128

At December 31	494	395

22 Stock-based compensation plans and Parent Companies’ shares held by Group companies

Stock-based compensation plans
Certain Group companies have in place various stock-based plans for senior staff and other employees of those and other Group companies. Details of the principal plans are given below.

The Group Stock Option Plans offer eligible employees options over Royal Dutch ordinary shares (Royal Dutch shares) or Shell Transport Ordinary shares (Shell Transport shares) at a price not less than the fair market value of the shares at the date the options were granted. The options are exercisable three years from grant, except for those granted under the US plans, which vest a third per year for three years. The options lapse ten years after grant, however leaving Group employment may cause options to lapse earlier. For Group Managing Directors and the most senior executives, 100% of the options granted in 2003 (and in subsequent years) are subject to performance conditions.

Royal Dutch/Shell Group of Companies G 25

Notes to the Financial Statements

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

The following table shows for 2002 and 2003, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

	Royal Dutch shares		Shell Transport shares		Shell Canada common shares[a]

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)

Under option at January 1, 2002	20,401	54.10	65,012	7.30	3,616	17.89
Granted	13,792	59.71	39,210	8.45	1,567	28.36
Exercised	(180)	47.12	(796)	6.21	(394)	14.45
Expired	(632)	54.50	(1,979)	7.53	(12)	25.21

Under option at December 31, 2002[b]	33,381	59.86	101,447	8.26	4,777	21.71

Granted	15,643	45.13	41,893	6.74	1,674	35.65
Exercised	–	–	(192)	6.47	(505)	22.88
Expired	(1,003)	64.03	(2,813)	8.92	(73)	26.03

Under option at December 31, 2003[b]	48,021	60.09	140,335	8.44	5,873	29.43

a	Unissued.

b	The underlying weighted average exercise prices for Royal Dutch and Shell Transport shares under option at December 31, 2003 were €47.64 (2002: €57.21) and £4.73 (2002: £5.14) respectively.

The following tables provide further information about the options outstanding at December 31, 2003:

				Royal Dutch shares
	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$40 to $45	6,849	9.1	42.24	49	41.33
$45 to $50	8,791	9.2	47.24	7	47.98
$50 to $55	10,820	6.9	53.44	6,530	52.71
$55 to $60	660	6.4	56.43	647	56.45
$60 to $65	5,272	6.4	60.93	3,347	61.03
$70 to $75	149	7.8	71.18	–	–
$75 to $80	12,180	7.3	77.19	1,891	75.10
$85 to $90	3,300	7.2	88.95	79	87.06

$40 to $90	48,021	7.7	60.09	12,550	58.66

				Shell Transport shares
	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$6 to $7	37,324	7.3	6.51	11,279	6.47
$7 to $8	23,225	7.3	7.32	7,131	7.83
$9 to $10	67,256	7.1	9.44	11,630	9.00
$10 to $11	12,530	7.1	10.91	65	10.31

$6 to $11	140,335	7.2	8.44	30,105	7.78

G 26 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

In the UK, The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows for 2002 and 2003, in respect of these plans, the number of Shell Transport shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year:

	thousands

	2003	2002

Under option at January 1	18,680	17,549
Granted	4,975	6,898
Exercised	(707)	(4,911)
Expired	(7,859)	(856)

Under option at December 31	15,089	18,680

Prior to 2000, a Group company (interest 100%) had incentive compensation plans containing stock appreciation rights linked to the value of Royal Dutch shares. During 2003 512,481 of these stock appreciation rights were exercised leaving a balance of 8,261,633 at December 31, 2003.

In 2001, the Global Employee Share Purchase Plan was implemented giving eligible employees the opportunity to buy Royal Dutch or Shell Transport shares, with 15% added after a specified holding period. At December 31, 2003, 4,754 (2002: 3,310) Royal Dutch shares and 19,742 (2002: 14,578) Shell Transport shares were held by Group companies in connection with the Global Employee Share Purchase Plan.

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2003		2002		2001

			As restated		As restated
	As reported	Pro forma	(see Note 2)	Pro forma	(see Note 2)	Pro forma

Group net income ($ million)	12,496	12,219	9,722	9,519	10,350	10,241
Basic earnings per share attributable to Royal Dutch ($)	3.68	3.60	2.83	2.78	2.96	2.93
Diluted earnings per share attributable to Royal Dutch ($)	3.68	3.60	2.83	2.78	2.96	2.93
Basic earnings per ADR attributable to Shell Transport ($)	3.15	3.08	2.43	2.38	2.55	2.52
Diluted earnings per ADR attributable to Shell Transport ($)	3.15	3.08	2.43	2.38	2.54	2.52

The fair value of the Group’s 2003 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for US dollar, euro and sterling denominated options respectively: risk-free interest rates of 2.9%, 3.3% and 4.1%; dividend yield of 4.0%, 4.6% and 4.0%; volatility of 31.6%, 32.2% and 34.5% and expected lives of five to seven years.

Parent Companies’ shares held by Group companies

Group companies purchase shares of the Parent Companies in the open market with the purpose of covering their future obligations arising from the stock options granted to their employees and employees of other Group companies. At December 31, 2003, 41.1 million Royal Dutch shares (2002: 29.9 million) and 147.9 million Shell Transport shares (2002: 111.1 million) were held by Group companies.

In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch and of Shell Transport shares, 9.2 million Royal Dutch shares and 0.4 million Shell Transport shares were held by Group companies at December 31, 2003 and 2002. In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2003 and 2002.

The carrying amount of these and all Parent Company shares held in connection with the stock-based compensation plans at December 31, 2003 is $3,428 million (2002: $2,797 million).

Royal Dutch/Shell Group of Companies G 27

Notes to the Financial Statements

23 Decommissioning and restoration costs

2003	$ million

	Short-term	Long-term	Total

At January 1	71	3,528	3,599
Cumulative effect of change in accounting policy (see Note 2)	108	(102)	6
Liabilities incurred	–	174	174
Liabilities settled	(106)	(37)	(143)
Accretion expense	–	49	49
Reclassifications and other movements	12	12	24
Currency translation differences	4	331	335

At December 31	89	3,955	4,044

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $7.5 billion at December 31, 2003 (2002: $5.2 billion) were used. Such estimates are subject to various regulatory and technological developments.

24 Information by geographical area and by industry segment

(a) Geographical area

	$ million

			2002		2001
	2003		As restated		As restated

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	71,864	38,052	63,761	36,668	62,259	19,223
Other Eastern Hemisphere	38,494	33,651	33,322	28,558	31,866	26,267
USA	75,669	30,355	55,411	27,268	15,924	17,849
Other Western Hemisphere	15,701	13,165	14,107	11,976	15,312	9,881

Total Group	201,728	115,223	166,601	104,470	125,361	73,220

(b) Industry segment

2003	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	201,728	12,481	7,398	162,161	18,843	845
inter-segment		20,244	850	3,416	1,974	29

Net proceeds		32,725	8,248	165,577	20,817	874

Operating profit/(loss)
Group companies	18,324	15,374	520	3,205	(112)	(663)
Group share of associated companies	3,484	1,876	889	911	(165)	(27)

	21,808	17,250	1,409	4,116	(277)	(690)
Interest and other income	1,973	89	1,366	8	(29)	539
Interest expense	1,381					1,381
Currency exchange gains/(losses)	(222)	(17)	(23)	(12)	(14)	(156)
Taxation	9,572	8,472	463	1,252	(111)	(504)
Income applicable to minority interests	365
Cumulative effect of a change in accounting principle, net of tax	255	255

Net income	12,496	9,105	2,289	2,860	(209)	(1,184)

Total assets at December 31	168,091	62,504	19,084	65,254	15,420	5,829
Total liabilities at December 31	(91,815)	(46,365)	(13,149)	(43,078)	(8,009)	18,786
Tangible fixed assets at December 31
Cost	181,685	105,540	6,934	53,556	14,028	1,627
Accumulated depreciation	(93,984)	(55,652)	(985)	(28,784)	(7,851)	(712)
Goodwill at December 31	2,675	–	184	2,455	23	13
Investments in associated companies at December 31	19,384	4,121	4,924	5,965	4,017	357
Capital expenditure and new investments in associated companies	13,235	8,276	1,511	2,406	599	443
Depreciation, depletion and amortisation charge
Impairment	1,375	697	–	331	220	127
Other	10,047	6,801	128	2,532	458	128

G 28 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

2002 (as restated)	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties[a]	166,601	11,901	4,278	135,544	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds[a]		26,581	4,898	138,624	15,207	770

Operating profit/(loss)
Group companies	15,504	12,215	107	3,188	438	(444)
Group share of associated companies	2,822	1,322	751	556	213	(20)

	18,326	13,537	858	3,744	651	(464)
Interest and other income	758	98	118	14	3	525
Interest expense	1,364					1,364
Currency exchange gains/(losses)	(23)	(26)	6	(64)	(16)	77
Taxation	7,796	6,813	208	1,067	73	(365)
Income applicable to minority interests	179

Net income	9,722	6,796	774	2,627	565	(861)

Total assets at December 31	153,458	57,315	16,057	60,549	14,172	5,365
Total liabilities at December 31	(89,432)	(45,336)	(12,223)	(41,826)	(7,903)	17,856
Tangible fixed assets at December 31
Cost	157,499	93,333	47,689	12,010	2,843	1,624
Accumulated depreciation	(78,812)	(46,752)	(23,926)	(6,711)	(763)	(660)
Goodwill at December 31	2,324	–	184	1,989	22	129
Investments in associated companies at December 31	17,948	3,594	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,155	952	7,968	998	578
Depreciation, depletion and amortisation charge
Impairment	197	33	4	111	29	20
Other	8,424	5,540	124	2,295	372	93

2001 (as restated)	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties[a]	125,361	12,057	5,951	93,517	13,260	576
inter-segment		13,790	705	2,108	990	2

Net proceeds[a]		25,847	6,656	95,625	14,250	578

Operating profit/(loss)
Group companies	16,541	14,144	538	2,481	(34)	(588)
Group share of associated companies	2,646	1,550	941	241	(27)	(59)

	19,187	15,694	1,479	2,722	(61)	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,404	7,779	385	690	(192)	(258)
Income applicable to minority interests	329

Net income	10,350	7,963	1,226	1,970	127	(607)

Total assets at December 31	111,653	39,477	11,815	38,007	12,145	10,209
Total liabilities at December 31	(51,933)	(23,990)	(7,277)	(21,367)	(6,383)	7,084
Tangible fixed assets at December 31
Cost	117,543	68,572	34,577	10,782	2,275	1,337
Accumulated depreciation	(66,616)	(38,819)	(20,449)	(6,064)	(679)	(605)
Goodwill at December 31	365	–	189	154	22	–
Investments in associated companies at December 31	18,332	3,463	4,614	6,384	3,740	131
Capital expenditure and new investments in associated companies	10,672	7,136	908	1,527	760	341
Depreciation, depletion and amortisation charge
Impairment	88	8	(8)	(4)	40	52
Other	6,113	3,910	114	1,621	364	104

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance EITF Issue No. 02-03, see Note 3.

Royal Dutch/Shell Group of Companies G 29

Notes to the Financial Statements

25 Oil and gas exploration and production activities

(a) Capitalised costs
The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million

			2002[a]	2001[a]
	2003		As restated	As restated

Cost
Proved properties	94,069	[b]	83,964	63,115
Unproved properties	5,400		4,768	2,430
Support equipment and facilities	3,128		2,352	1,718

	102,597		91,084	67,263

Depreciation
Proved properties	53,254	[b]	45,201	37,555
Unproved properties	824		325	212
Support equipment and facilities	1,443		1,224	1,051

	55,521		46,750	38,818

Net capitalised costs	47,076		44,334	28,445

Oil sands: net capitalised costs	2,811		2,246	1,309

a	Includes the impact of reclassifications between asset classes.

b	Includes capitalised asset retirement costs.

The Group share of associated companies’ net capitalised costs was $3,801 million at December 31, 2003 (2002: $3,183 million; 2001: $2,928 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table overleaf. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2003			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS[a]	USA	Other	Total

Acquisition of properties
Proved	6	8	177	194	–	–	385
Unproved	–	209	3	273	17	8	510
Exploration	187	163	139	273	342	155	1,259
Development[b]
Excluding oil sands	2,776	1,660	311	1,251	1,599	588	8,185
Oil sands						88	88

2002 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Acquisition of properties
Proved	3,776	–	–	122	565	801	5,264
Unproved	1,693	53	–	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development[c]
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

G 30 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

2001 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Acquisition of properties
Proved	5	–	839	82	290	9	1,225
Unproved	23	61	162	91	157	(19)	475
Exploration	114	163	119	203	303	203	1,105
Development[c]
Excluding oil sands	852	992	449	289	1,214	230	4,026
Oil sands						847	847

a	These amounts do not include Sakhalin II project costs of $384 million reported in the Gas & Power segment.

b	Includes capitalised asset retirement costs.

c	Includes the impact of reclassifications between geographical regions and cost categories.

The Group share of associated companies’ costs incurred was $417 million in 2003 (2002: $551 million; 2001: $415 million).

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2003			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,386	129	1,021	1,685	1,903	1,115	11,239
Intra-group	5,873	3,888	1,179	3,713	4,480	713	19,846

Net proceeds	11,259	4,017	2,200	5,398	6,383	1,828	31,085
Production costs[a]	1,881	1,104	484	1,727	625	373	6,194
Exploration expense	189	231	99	122	275	143	1,059
Depreciation, depletion and amortisation	3,519	418	559	596	1,634	653	7,379
Other income/(costs)	(557)	(207)	230	(131)	30	(241)	(876)

Earnings before taxation	5,113	2,057	1,288	2,822	3,879	418	15,577
Taxation	1,784	1,451	262	2,239	1,501	199	7,436

Earnings from operations	3,329	606	1,026	583	2,378	219	8,141

Earnings from oil sands						(101)	(101)

2002 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,472	73	969	1,764	1,997	892	11,167
Intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	2,155	4,851	4,860	1,325	25,846
Production costs[a]	1,826	754	477	1,515	589	298	5,459
Exploration expense	177	219	62	82	249	208	997
Depreciation, depletion and amortisation	2,233	374	593	794	1,351	226	5,571
Other income/(costs)	(604)	(162)	149	(358)	(330)	(227)	(1,532)

Earnings before taxation	5,204	1,102	1,172	2,102	2,341	366	12,287
Taxation	2,365	799	332	1,638	791	106	6,031

Earnings from operations	2,839	303	840	464	1,550	260	6,256

Earnings from oil sands						(3)	(3)

Royal Dutch/Shell Group of Companies G 31

Notes to the Financial Statements

2001 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	4,971	98	1,013	1,322	2,771	836	11,011
Intra-group	3,723	2,759	1,171	3,201	2,306	630	13,790

Net proceeds	8,694	2,857	2,184	4,523	5,077	1,466	24,801
Production costs[a]	1,276	820	406	1,362	496	268	4,628
Exploration expense	98	109	121	125	289	143	885
Depreciation, depletion and amortisation	1,279	317	475	518	1,072	257	3,918
Other income/(costs)	(395)	(97)	(58)	(74)	(305)	(247)	(1,176)

Earnings before taxation	5,646	1,514	1,124	2,444	2,915	551	14,194
Taxation	2,476	1,034	404	1,849	1,028	196	6,987

Earnings from operations	3,170	480	720	595	1,887	355	7,207

Earnings from oil sands						–	–

a	Includes certain royalties paid in cash amounting to $1,700 million in 2003 (2002: $1,449 million; 2001: $1,364 million).

The Group share of associated companies’ earnings was $810 million in 2003 (2002: $543 million; 2001: $757 million) mainly in the USA $424 million (2002: $330 million; 2001: $303 million) and Asia Pacific $354 million (2002: $171 million; 2001: $428 million).

26 Auditors’ remuneration

Remuneration of KPMG and
PricewaterhouseCoopers LLP		$ million

		2002
	2003	As restated	2001

Audit fees	32	27	18
Audit-related fees[a]	11	17	12
Tax fees[b]	7	6	3
Fees for all other non-audit services	6	12	17

a	Fees for audit-related services such as employee benefit plan audits, due diligence assistance, assurance of non-financial data, operational audits, training services and special investigations.

b	Fees for tax compliance, tax advice and tax planning services.

27 Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $3.4 billion at December 31, 2003 (2002: $4.1 billion). An analysis of the guarantees outstanding at December 31, 2003 is given in the following table:

$ billion

In respect of debt	1.8
In respect of customs duties	0.7
Other	0.9

3.4

The $1.8 billion of guarantees in respect of debt relate to project finance, $1.2 billion of which expires by 2005. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with other oil companies, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert among other claims, product liability theories, and seek to recover damages from SOC and others, including clean-up costs. As of December 31, 2003, there were approximately 60 pending suits by such plaintiffs that asserted claims against SOC, which cases involve a number of defendants (including a number of other major energy and refining companies). A majority of these cases do not specify the damages sought and, in the cases where damages are specified, management of the Group believes that the amount of damages claimed is speculative and, therefore, not indicative of the range of possible outcomes. Management of the Group cannot currently predict the manner and timing of the resolution of pending oxygenate-related matters and is currently unable to estimate the range of possible additional losses or minimum losses from such matters because of the preliminary stage of the proceedings, the number of defendants involved in these cases and the related issue of determining the allocation of potential liability among defendants. However, based on the facts and circumstances currently known, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2003 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

G 32 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

A $490 million dollar judgment in favour of 466 plaintiffs was rendered in 2002 by a Nicaraguan court against SOC and others, based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) – a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (based on a predetermined formula) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. SOC chose not to make this deposit and thereafter judgment was entered without giving effect to the provision of Special Law 364 that submits the matter to the US courts. Special Law 364 requires each defendant in a case to post a deposit equal to $100 thousand plus 300 million Nicaraguan cordobas. Since SOC was a defendant in one case, it was required to post a deposit equal to between $19 and $20 million ($100 thousand plus 300 million Nicaraguan cordobas at an exchange rate of between 15 and 16 cordobas per dollar). Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua.

In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. SOC has also filed a declaratory judgment seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. Subsequent to the year ending December 31, 2003, an additional Nicaraguan judgment was entered in the amount of $83 million in favour of 58 plaintiffs under facts and circumstances almost identical to those relating to the judgment described above. It is the opinion of management of the Group that these judgments do not meet due process standards in the United States and are unenforceable as a matter of law. No reserves have been established for these judgments.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Reserves have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as of December 31, 2003, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties. While it is not feasible to predict the outcome of pending litigation and claims with certainty, the management of the Group believes that any reasonably possible additional loss related to such matters, in excess of provisions made, would have no material adverse effect on the Group’s financial statements or cash flows as of December 31, 2003.

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

Subsequent to the year ended December 31, 2003, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

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

Some Group companies enter into derivatives such as interest rate swaps/ forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/ options, are used by

Royal Dutch/Shell Group of Companies G 33

Notes to the Financial Statements

some Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

The contract/notional amount, together with the estimated fair value (carrying amount) of derivatives held by Group companies at December 31 is as follows:

$ million

	2003		2002

	Contract/	Estimated	Contract/	Estimated
	notional	fair	notional	fair value
	amount	value	amount	As restated

Interest rate swaps/forward rate agreements	4,322	121	5,557	169
Forward exchange contracts and currency swaps/options	18,874	165	16,922	(88)
Commodity swaps, options and futures	65,800	61	56,642	55

	88,996	347	79,121	136

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments – securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

29 Division of Group net assets between the Parent Companies and movements therein

The division of Group net assets and movements therein, including Group net income in accordance with Note 1, is as follows:

		Royal	Shell
	Total	Dutch (60%)	Transport (40%)

At January 1, 2001	57,669	34,601	23,068
Movements during the year 2001
Group net income	10,350	6,210	4,140
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,187	712	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,244	33,746	22,498

Movements during the year 2002
Group net income	9,722	5,833	3,889
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,287	2,572	1,715
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (Note 5)	757	455	302

At December 31, 2002	60,444	36,266	24,178

Movements during the year 2003
Group net income	12,496	7,498	4,998
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,836	4,102	2,734
Loss on sale of Parent Companies’ shares	(1)	(1)	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (Note 5)	6,200	3,720	2,480

At December 31, 2003	72,848	43,709	29,139

The above table is based on the Group’s US GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 31 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

G 34 Royal Dutch/Shell Group of Companies

Notes to the Financial Statements

Restatement of previously issued Financial Statements

						Royal			Shell
						Dutch (60%)			Transport (40%)
	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated

At January 1, 2001	57,086	583	57,669	34,252	349	34,601	22,834	234	23,068
Movements during the year 2001
Group net income	10,852	(502)	10,350	6,511	(301)	6,210	4,341	(201)	4,140
Less: distributions to Parent Companies	(9,163)	—	(9,163)	(5,498)	—	(5,498)	(3,665)	—	(3,665)

Undistributed net income	1,689	(502)	1,187	1,013	(301)	712	676	(201)	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	—	(642)	(385)	—	(385)	(257)	—	(257)
Other comprehensive income (Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	84	56,244	33,696	50	33,746	22,464	34	22,498

Movements during the year 2002
Group net income	9,419	303	9,722	5,651	182	5,833	3,768	121	3,889
Less: distributions to Parent Companies	(5,435)	—	(5,435)	(3,261)	—	(3,261)	(2,174)	—	(2,174)

Undistributed net income	3,984	303	4,287	2,390	182	2,572	1,594	121	1,715
Movement in Parent Companies’ shares held by Group companies net of dividends received	(844)	—	(844)	(507)	—	(507)	(337)	—	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	380	60,444	36,038	228	36,266	24,026	152	24,178

Royal Dutch/Shell Group of Companies G 35

Netherlands GAAP Financial Statements

Statement of Income	$ million

			2002	2001
	Note	2003	As restated	As restated

Sales proceeds		268,892	222,768	167,431
Sales taxes, excise duties and similar levies		67,164	56,167	42,070

Net proceeds		201,728	166,601	125,361
Cost of sales		167,667	138,117	98,381

Gross profit		34,061	28,484	26,980
Selling and distribution expenses		11,941	9,954	7,898
Administrative expenses		1,903	1,601	1,244
Exploration		1,476	1,073	910
Research and development		584	472	387

Operating profit of Group companies		18,157	15,384	16,541
Share of operating profit of associated companies	6	3,484	2,822	2,646

Operating profit		21,641	18,206	19,187
Interest and other income	7	1,973	758	1,059
Interest expense	8	1,381	1,364	1,133
Currency exchange gains/(losses)		(222)	(23)	(30)

Income before taxation		22,011	17,577	19,083
Taxation	9	9,572	7,796	8,404

Income after taxation		12,439	9,781	10,679
Income applicable to minority interests		365	179	329

Net income		12,074	9,602	10,350

Statement of Comprehensive Income and Parent Companies’ interest in Group net assets				$ million

			2002	2001
	Note	2003	As restated	As restated

Net income	35	12,074	9,602	10,350
Other comprehensive income, net of tax:	5
currency translation differences	19	5,102	2,432	(1,686)
unrealised gains/(losses) on securities		689	25	(143)
unrealised gains/(losses) on cash flow hedges		51	(225)	(14)
minimum pension liability adjustments		358	(1,475)	(127)

Comprehensive income		18,274	10,359	8,380
Distributions to Parent Companies	35	(5,660)	(5,435)	(9,163)
Increase in Parent Companies’ shares held, net of dividends received	22	(631)	(844)	(642)
Loss on sale of Parent Companies’ shares		(1)	–	–
Parent Companies’ interest in Group net assets:
At January 1		60,324	56,244	57,669
Cumulative effect of change in accounting policy		255	–	–

At January 1 after cumulative effect of change		60,579	56,244	57,669

Parent Companies’ interest in Group net assets at December 31	35	72,561	60,324	56,244

G 36 Royal Dutch/Shell Group of Companies

Netherlands GAAP Financial Statements

Statement of Assets and Liabilities	$ million

			Dec 31,
		Dec 31,	2002
	Note	2003	As restated

Fixed assets
Tangible assets	32	87,701	81,757
Intangible assets	32	4,448	4,576
Investments:
associated companies	6	19,384	17,948
securities	14	2,317	1,719
other		1,086	1,420

Total fixed assets		114,936	107,420

Other long-term assets	11	9,257	7,333

Current assets
Inventories	12	12,690	11,338
Accounts receivable	13	28,969	28,761
Cash and cash equivalents	14	1,952	1,556

Total current assets		43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	15	11,027	12,874
Accounts payable and accrued liabilities	17	32,347	32,189
Taxes payable	9	5,927	4,985
Dividends payable to Parent Companies		5,123	5,153

Total current liabilities		54,424	55,201

Net current assets/(liabilities)		(10,813)	(13,546)

Total assets less current liabilities		113,380	101,207

Long-term liabilities: amounts due after more than one year
Long-term debt	33	9,100	9,887
Other	18	6,054	6,174

		15,154	16,061

Provisions
Deferred taxation	9	13,355	12,696
Pensions and similar obligations	20	4,927	5,016
Decommissioning and restoration costs	23	3,955	3,528

		22,237	21,240

Group net assets before minority interests		75,989	63,906
Minority interests		3,428	3,582

Net assets		72,561	60,324

Statement of Cash Flows

The differences in accounting policy between Netherlands GAAP and US GAAP do not affect the underlying cash flows of the Group and therefore a separate Statement of Cash Flows is not presented under Netherlands GAAP. Reference is made to the Statement of Cash Flows presented on page G4.

Royal Dutch/Shell Group of Companies G 37

Notes to the Netherlands GAAP Financial Statements

30 Basis of Presentation of Group Financial Statements under Netherlands GAAP

These Financial Statements have been prepared in conformity with generally accepted accounting principles in the Netherlands (Netherlands GAAP). These accounting principles are consistent with the accounting principles applied in the preparation of the Group’s Financial Statements prepared in conformity with generally accepted accounting principles in the United States (US GAAP), as set out in the Group accounting policies on pages G7 to G11, except as set forth below. The Notes to the Financial Statements prepared in conformity with US GAAP appearing on pages G5 to G35 are an integral part of these Financial Statements prepared under Netherlands GAAP.

The differences between Netherlands GAAP, as applied to the preparation of these Financial Statements (and after giving effect to the restatement described below), and US GAAP, as applied to the Group’s Financial Statements prepared in conformity with US GAAP, are as follows:

(i)	goodwill: Under US GAAP, commencing in 2002, goodwill is no longer amortised but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

(ii)	asset retirement obligations: Under US GAAP, a change in accounting for asset retirement obligations in 2003, as described in Note 3, has been accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 of $255 million being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP has been reported as an adjustment to the opening balance of net assets and, due to the absence of comparative data, net income for prior years has not been restated; and

(iii)	long-term commitments: Under US GAAP, a change in accounting for certain power generation contracts (“tolling agreements”) and lease contracts was made in 2003, due to the implementation of FIN 46, as revised, “Consolidation of Variable Interest Entities” (FIN 46-R), as described in Note 3. Implementation did not have any effect on net income, but resulted in an increase in the Group’s tangible fixed assets and debt of $3.4 billion as of September 30, 2003. Under Netherlands GAAP, these commitments were accounted for in 2003 and prior years as capital leases upon inception, which is comparable with the accounting required under FIN 46-R. The Group’s balance sheet under Netherlands GAAP as of December 31, 2002 includes tangible fixed assets and debt of $3.1 billion relating to such agreements.

31 Changes in accounting policies and restatement of comparative data

The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to:

(i)	the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world is not an acceptable method under Netherlands GAAP (note that the Group has also made a change in accounting policy under US GAAP in 2003 to eliminate the use of the LIFO method – see Note 2). Net income for 2002 has increased by $511 million (2001: decreased by $446 million). Net assets at December 31, 2002 have increased by $850 million;

(ii)	the failure to amortise goodwill, which is required under Netherlands GAAP. Net income for 2002, and net assets at December 31, 2002, have decreased by $120 million. There is no impact for 2001; and

(iii)	the failure to include certain assets and debt, relating principally to power generation contracts (“tolling agreements”) and lease contracts, in the Group’s balance sheet, as required under Netherlands GAAP (note that the Group has also made a change in accounting policy under US GAAP in 2003 to include these amounts in its balance sheet – see Note 2). There is no impact on prior period net income or net assets.

The restatement of the Financial Statements also gives effect to changes in accounting policy relating to exploration costs and certain gas contracts, as discussed in Note 2 as corrections under US GAAP. This change aligns the Group accounting policy under Netherlands GAAP with oil and gas specific accounting standards applicable under US GAAP. The effect of the change for exploration costs is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million. The effect of the change for certain gas contracts is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

G 38 Royal Dutch/Shell Group of Companies

Notes to the Netherlands GAAP Financial Statements

In addition, errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of the overstatement of proved reserves as corrected by the Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2002 and 2001.

Quantitative information concerning the effect of the above changes in accounting policies and adjustments is set forth in the tables below and additional information is contained in Note 2 on pages G5 to G7.

Statement of Income

	2002

						Restated
						prior to
	As previously		Reserves			policy	Exploration	Gas	As
	reported		restatement	Inventories	Goodwill	elections	costs	contracts	restated

Net proceeds	166,717	[a]	(52)	–	–	166,665	–	(64)	166,601
Cost of sales	138,500	[a]	114	(617)	120	138,117	–	–	138,117
Exploration	991		–	–	–	991	82	–	1,073
Other operating expenses	12,027		–	–	–	12,027	–	–	12,027
Share of operating profit of associated companies	2,624		–	198	–	2,822	–	–	2,822

Operating profit	17,823		(166)	815	(120)	18,352	(82)	(64)	18,206
Net interest expense and currency exchange gains/ losses	629		–	–	–	629	–	–	629

Income before taxation	17,194		(166)	815	(120)	17,723	(82)	(64)	17,577
Taxation	7,617		(65)	290	–	7,842	(21)	(25)	7,796
Income applicable to minority interests	158		7	14	–	179	–	–	179

Net income	9,419		(108)	511	(120)	9,702	(61)	(39)	9,602

[Additional columns below]

[Continued from above table, first column(s) repeated]

Statement of Income	$ million

	2001

					Restated
					prior to
	As previously		Reserves		policy	Exploration	As
	reported		restatement	Inventories	elections	costs	restated

Net proceeds	125,441	[a]	(80)	–	125,361	–	125,361
Cost of sales	98,069	[a]	4	308	98,381	–	98,381
Exploration	882		7	–	889	21	910
Other operating expenses	9,529		–	–	9,529	–	9,529
Share of operating profit of associated companies	3,041		18	(413)	2,646	–	2,646

Operating profit	20,002		(73)	(721)	19,208	(21)	19,187
Net interest expense and currency exchange gains/ losses	104		–	–	104	–	104

Income before taxation	19,898		(73)	(721)	19,104	(21)	19,083
Taxation	8,694		(27)	(256)	8,411	(7)	8,404
Income applicable to minority interests	352		(4)	(19)	329	–	329

Net income	10,852		(42)	(446)	10,364	(14)	10,350

a	Including the effect of reclassification of certain amounts following implementation of US accounting guidance EITF Issue No. 02–03 (see Note 3), which had no impact on the net income.

Statement of Assets and Liabilities									$ million

	December 31, 2002

						Restated
						prior to
	As previously	Reserves			Long-term	policy	Exploration	Gas	As
	reported	restatement	Inventories	Goodwill	commitments	elections	costs	contracts	restated

Fixed assets
Tangible assets	79,390	(467)	–	–	3,070	81,993	(236)	–	81,757
Intangible assets	4,696	–	–	(120)	–	4,576	–	–	4,576
Investments	20,760	2	325	–	–	21,087	–	–	21,087
Other long-term assets	7,299	–	–	–	–	7,299	–	34	7,333
Inventories	10,298	–	1,040	–	–	11,338	–	–	11,338
Other current assets	30,248	–	–	–	–	30,248	–	69	30,317
Current liabilities	55,115	–	–	–	–	55,115	–	86	55,201
Long-term liabilities
Long-term debt	6,817	–	–	–	3,070	6,817	–	–	9,887
Other	6,118	–	–	–	–	9,188	–	56	6,174
Provisions
Deferred taxation	12,471	(186)	492	–	–	12,777	(81)	–	12,696
Pensions and decommissioning	8,544	–	–	–	–	8,544	–	–	8,544
Minority interests	3,562	(3)	23	–	–	3,582	–	–	3,582

Net assets	60,064	(276)	850	(120)	–	60,518	(155)	(39)	60,324

Parent Companies’ interest in Group net assets		$ million

	2002	2001

As previously reported at December 31	60,064	56,160
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of reserves restatement	(164)	(122)[a]
Cumulative effect of change in policy for inventories	339	783 [a]

Total before elective changes	60,239	56,821
Cumulative effect of exploration costs change	(91)	(78)[a]

	60,148	56,743
Net income for the year
Reserves restatement	(108)	(42)
Change in policy for inventories	511	(446)
Goodwill change	(120)	–

Total before elective changes	60,431	56,255
Exploration costs change	(61)	(14)
Gas contracts change	(39)	–

	60,331	56,241
Currency translation differences for the year	(7)	3

As restated at December 31	60,324	56,244

a	Cumulative effect as at January 1, 2001.

Royal Dutch/Shell Group of Companies G 39

Notes to the Netherlands GAAP Financial Statements

Please refer to the Notes to the Financial Statements prepared in accordance with US GAAP on pages G5 to G35. The following table provides a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets.

Reconciliation between US GAAP and Netherlands GAAP					$ million

	Net Income			Net assets

					Dec 31,
		2002	2001	Dec 31,	2002
	2003	As restated	As restated	2003	As restated

In accordance with US GAAP	12,496	9,722	10,350	72,848	60,444
Adjustment for Netherlands GAAP:
Goodwill amortisation	(167)	(120)	–	(287)	(120)
Cumulative effect of change in accounting for asset retirement obligations	(255)	–	–	–	–
Long-term commitments	–	–	–	–	–

In accordance with Netherlands GAAP	12,074	9,602	10,350	72,561	60,324

Where applicable, differences between Netherlands GAAP and US GAAP affecting these Notes are disclosed below.

The above table should be used to understand the differences in the movements in the Group’s net assets found in Note 29 and 35 as the tables are prepared based on US GAAP and Netherlands GAAP respectively.

32 Tangible and intangible fixed assets

$ million

	2003					2002
						As restated
			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group

Cost
At January 1	160,569	3,500	2,958	6,458	167,027	122,185
Capital expenditure	12,005	33	214	247	12,252	12,102
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State
and DEA and additional shares in Equilon)	(28)	418	(266)	152	124	23,285
Sales, retirements and other movements	(4,875)	(51)	(38)	(89)	(4,964)	(465)
Currency translation differences	14,014	111	130	241	14,255	9,920

At December 31	181,685	4,011	2,998	7,009	188,694	167,027

Depreciation
At January 1	78,812	1,296	586	1,882	80,694	68,090
Depreciation, depletion and amortisation charge	11,000	296	293	589	11,589	8,741
Sales, retirements and other movements	(3,680)	(29)	(2)	(31)	(3,711)	(1,524)
Currency translation differences	7,852	60	61	121	7,973	5,387

At December 31	93,984	1,623	938	2,561	96,545	80,694

Net 2003	87,701	2,388	2,060	4,448	92,149

2002	81,757	2,204	2,372	4,576		86,333

There is an increase in depreciation, depletion and amortisation for intangible fixed assets recorded in cost of sales in 2003 of $167 million (2002: $120 million), with a cumulative impact of $287 million at December 31, 2003, compared with Note 10 prepared under US GAAP. This relates to the amortisation of goodwill under Netherlands GAAP. The increase in the cost of tangible fixed assets at December 31, 2002 of $3.1 billion (2001: $2.2 billion) compared with Note 10 relates to the different treatment of certain long-term commitments prior to 2003. Goodwill arising on the acquisition of PQS is amortised over forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this amortisation period.

33 Debt

The increase in debt at December 31, 2002 of $3.1 billion, compared with Note 15 prepared under US GAAP, relates to the different treatment of certain long-term commitments prior to 2003.

(a) Long-term debt

$ million

		2002
	2003	As restated

Debentures and other loans	4,868	5,523
Amounts due to banks and other credit institutions	1,061	794

	5,929	6,317
Capitalised lease obligations	3,171	3,570

Long-term debt	9,100	9,887
add long-term debt due within one year	1,874	2,253

Long-term debt including long-term debt due within one year	10,974	12,140

G 40 Royal Dutch/Shell Group of Companies

Notes to the Netherlands GAAP Financial Statements

(b) Capitalised lease obligations

The future minimum lease payments under capital leases and the present value of net minimum capital lease payments at December 31, 2003 are as follows:

$ million

Capital
leases

2004	339
2005	382
2006	365
2007	365
2008	365
2009 and after	5,362

Total minimum payments	7,178

less executory costs and interest	3,898

Present value of net minimum capital lease payments	3,280

34 Information by geographical area and by industry segment

See Note 24 prepared under US GAAP. The difference under Netherlands GAAP for net income, arises from increased depreciation, depletion and amortisation in 2002 and 2003 as shown in Note 30 (the majority of which relates to the Oil Products segment) and from the treatment in 2003 of a change in accounting for asset retirement obligations as described on page G38. The difference in tangible fixed assets at December 31, 2002 and in goodwill at December 31, 2002 and 2003 is shown in Note 32 and the difference in total liabilities at December 31, 2002 is shown in Note 33.

35 Division of Group net assets between the Parent Companies and movements therein

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

Division of Group net assets and movements therein, including Group net income			$ million

		Royal	Shell
		Dutch	Transport
	Total	(60%)	(40%)
	As restated	As restated	As restated

At January 1, 2001	57,669	34,601	23,068
Movements during the year 2001:
Group net income	10,350	6,210	4,140
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,187	712	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,244	33,746	22,498

Movements during the year 2002:
Group net income	9,602	5,761	3,841
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,167	2,500	1,667
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,324	36,194	24,130
Cumulative effect of a change in accounting policy	255	153	102

At January 1, 2003	60,579	36,347	24,232
Movements during the year 2003:
Group net income	12,074	7,244	4,830
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,414	3,848	2,566
Loss on sale of Parent Companies’ shares	(1)	(1)	–
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (see Note 5)	6,200	3,721	2,479

At December 31, 2003	72,561	43,537	29,024

The above table is based on the Group’s Netherlands GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 31 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

Royal Dutch/Shell Group of Companies G 41

Notes to the Netherlands GAAP Financial Statements

Parent Companies’ interest in Group net assets			$ million

		2002	2001
	2003	As restated	As restated

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	74,970	68,302	64,135
Parent Companies’ shares held, net of dividends received (Note 22)	(3,428)	(2,797)	(1,953)
Cumulative currency translation differences	1,208	(3,894)	(6,326)
Unrealised gains/(losses) on:
securities (Note 14)	700	11	(14)
cash flow hedges	(188)	(239)	(14)
Minimum pension liability adjustments	(1,442)	(1,800)	(325)

Balance at December 31	72,561	60,324	56,244

The reduction in retained earnings of Group companies at December 31, 2003 of $287 million (2002: $120 million) compared with Note 4 prepared in accordance with US GAAP, relates to the amortisation of goodwill under Netherlands GAAP.

Restatement of this information as presented in previously issued Financial Statements (see Note 31)

									$ million

	Total			Royal Dutch (60%)			Shell Transport (40%)

	As previously		As	As previously		As	As previously		As
	reported	Adjustments	restated	reported	Adjustments	restated	reported	Adjustments	restated

At January 1, 2001	57,086	583	57,669	34,252	349	34,601	22,834	234	23,068
Movements during the year 2001:
Group net income	10,852	(502)	10,350	6,511	(301)	6,210	4,341	(201)	4,140
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(502)	1,187	1,013	(301)	712	676	(201)	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	84	56,244	33,696	50	33,746	22,464	34	22,498

Movements during the year 2002:
Group net income	9,419	183	9,602	5,651	110	5,761	3,768	73	3,841
less: distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	183	4,167	2,390	110	2,500	1,594	73	1,667
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	260	60,324	36,038	156	36,194	24,026	104	24,130

G 42 Royal Dutch/Shell Group of Companies

Royal Dutch/Shell Group of Companies

Report of Independent Public Accountants

We have audited the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies for the year 2003, and the Notes thereto on pages G2 to G42. These Financial Statements are the responsibility of management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly in all material respects the financial position of the Royal Dutch/ Shell Group of Companies as of December 31, 2003 and of the result and the cash flows for the year then ended in accordance with the accounting principles generally accepted in the Netherlands.

As discussed in Note 31 on pages G38 to G40, the Group has restated the comparative data for the two years ended December 31, 2002.

/s/ KPMG Accountants N.V.

--------------------------------------------------------------------

KPMG Accountants N.V.

The Hague
Independent public accountants

/s/ PricewaterhouseCoopers LLP

--------------------------------------------------------------------

PricewaterhouseCoopers LLP

London
Registered independent public accountants
May 22, 2004

Royal Dutch/Shell Group of Companies G 43

Supplementary information – Oil and Gas (unaudited)

Reserves

Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages G48 through G53. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, ie, prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. These estimates remain subject to revision and are unaudited supplementary information.

Recategorisation and restatement of unaudited proved reserves volumes

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the Reserves Review). The results of the Reserves Review can be summarised as follows:

–	following the Reserves Review, 4,474 million barrels of oil equivalent (boe)[1] previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein); and

–	approximately 400 million boe of proved reserves additions that had been estimated for the year 2003, as announced on February 5, 2004, have not been made (this was also the subject of the announcement on March 18, 2004 as updated on April 19, 2004 and herein).

The tables that follow include a restatement of the Group’s proved reserves for the two years ended December 31, 2001 and December 31, 2002, as well as a restatement of the standardised measure of discounted future cash flows (collectively, the Reserves Restatement), in order to give effect to the results of the Reserves Review. In addition, certain volumes identified for recategorisation in the Reserves Review have been reflected as revisions during 2003. The principal reasons for the Reserves Restatement and the 2003 revisions are discussed later in this section.

The Reserves Restatement also reflects changes in the timing of the initial booking of approximately 930 million boe of certain other proved reserves. These quantities, situated in the West Africa Deep Water province and Australia (North West Shelf) were compliant with proved reserves definitions as at December 31, 2002, but the Reserves Review has indicated that the original bookings in 2000 and prior years were made in advance of a sufficient investment commitment or assurance of market availability to support the booking. These changes bring the timing of these proved reserves additions into line with commitments to investment or contractual product sales, most of which were made in the period 1999 to 2002. Accordingly, these quantities do not change the total reduction in proved reserves as at December 31, 2002, because they qualified as proved reserves at that date, although they do affect the trend of reserves bookings over the period covered by this report and affect calculation of the reserves replacement ratio.

The Group has determined that during the periods prior to the Reserves Restatement, its reserves bookings were not fully consistent with the definition of proved reserves as set forth in Rule 4-10 of Regulation S-X under the U.S. Securities Exchange Act of 1934 (Rule 4-10), and the interpretations of that Rule by the staff of the Division of Corporation Finance of the US Securities and Exchange Commission (SEC). In particular, the Group has determined that its prior guidelines contained interpretations and allowed for reserve determinations that were not consistent with Rule 4-10 and SEC staff interpretations of Rule 4-10. The principal areas of variation are listed overleaf.

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

G 44 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

Investment commitment

Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was found subsequently not to be a sufficient level of investment commitment to conclude that there was “reasonable certainty” of recovery of those volumes in future years under existing economic and operating conditions (as defined in SEC staff interpretations of Rule 4-10). Under prior Group guidelines, proved reserves were booked in some cases upon progress with development planning. However, this did not in all cases meet the requirement under Rule 4-10 to demonstrate specific commitment to development actions. Examples include properties in Nigeria (various fields), Norway (Ormen Lange field) and New Zealand (Pohokura field). This factor was also a consideration in Australia (Gorgon field).

Market assurance

Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was insufficient evidence of future market demand at the date of booking to conclude that there was “reasonable certainty” that it would be economic to recover those volumes under conditions existing at the date of booking. The primary example of this category was Australia (Gorgon field and other North West Shelf properties), but it was also a factor in determining reserves restatements for other properties that rely on the long-term extension or renewal of existing sales contracts.

Governmental or regulatory approval

Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which governmental or regulatory approvals were not sufficiently assured for there to be “reasonable certainty” of the recovery of those volumes in future years. The main examples of such properties are in Kazakhstan (Kashagan field), Ireland (Corrib field), Italy (Tempa Rossa field) and the Netherlands (Waddenzee fields).

Field performance and project delivery

Volumes of hydrocarbons were booked and maintained as proved reserves with respect to certain development projects in producing fields notwithstanding a deferment in project execution or a decline in actual production volumes and forecasts when these indications should have suggested that there was no longer “reasonable certainty” that the originally estimated volumes would be recovered in the future. These issues arose mainly in fields in the Middle East and Nigeria.

Year-end pricing

Volume entitlements under Production Sharing Contracts, and other agreements for which reserves are estimated using the “economic entitlement” method, were determined using the prices that were used internally by the Group for screening investment decisions and for business planning, rather than the year-end price as required under Rule 4-10. When applying year-end prices to such reserves estimates, the resulting reserves figure is usually inversely related to product price, such that at times of high price there will be a lower reserves entitlement than at times of low price, all other factors being equal. Several properties in the Group’s portfolio are affected in this manner.

Technical definition

Volumes of hydrocarbons were booked as proved reserves with respect to some projects prior to the development of sufficient data to meet certain technical requirements established by the SEC staff in interpreting the definition of “reasonable certainty” in Rule 4-10. The primary examples are:

–	Lowest Known Hydrocarbon. In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible in prior years generally on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. This volume was estimated to be 172 million boe at the end of 2003 and has been accounted for as a revision during the year 2003. It has not been included in the Reserves Restatement for prior years.

–	Proved Area: Lateral Extent. In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. This volume was estimated to be 180 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years. The 2003 reserves additions as announced on February 5, 2004 were also reduced by approximately 180 million boe as a result of these issues.

–	Improved recovery. In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of sufficient proof, in accordance with SEC guidance, of “reasonable certainty” that the processes would be effective in the specific reservoirs concerned. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years.

–	Forecasting methodology. In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves.

Royal Dutch/Shell Group of Companies G 45

Supplementary information – Oil and Gas (unaudited)

This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through the revisions occurring during the year 2003.

–	Economic producibility. In some cases, proved reserves may have been assigned to reservoirs in the absence of information from a combination of electrical and other type logs and core analyses sufficient to indicate the reservoirs were analogous to similar reservoirs in the same field which were producing or had demonstrated the ability to produce on a formation test. However, there were no material instances of reserves being debooked solely for this reason.

Royalty

For the years ended 1999 to 2002, proved reserves and production had been recorded with respect to royalties paid in cash on properties in Canada. These have now been removed from proved reserves, resulting in a reduction in proved reserves at December 31, 2003, relative to our announcement on February 5, 2004, of 103 million boe and a reduction in production for the year 2003 of 9 million boe.

Effect of Reserves Restatement

The tables on pages G48 to G55 show restated amounts of proved reserves and a restated calculation of the standardised measure of discounted future net cash flows for 2002 and 2001. The allocation to particular years of quantities to be removed from the proved reserves category for some of the mature producing areas has involved the use of estimates as to timing, owing to the practical difficulties in associating particular volumes with particular projects at specific times in the past. Effect has been given to the Reserves Restatement through the removal of proved reserves either in the year in which those reserves were originally booked or the year during which those reserves no longer constituted proved reserves under the SEC rules, as applicable. The table on page G48 presents a statement of proved reserves (or standardised measure) as originally reported, the cumulative effect of the Reserves Restatement on the opening reserves or standardised measure balances for each year concerned, the effect of the Reserves Restatement on movements during each year and the restated closing balance.

All tables have been reformatted compared with previous years’ disclosures to provide further geographical detail. The “Europe” and “USA” groupings remain unchanged in terms of the definition of constituent countries, as does the “Western Hemisphere, Other” region. The previously reported “Eastern Hemisphere, Other” region has been divided into three new geographical groupings: “Africa”, “Asia Pacific” and “Middle East, Russia and Commonwealth of Independent States (CIS)”, the latter also being referred to as the “Middle East” below for convenience. Egypt is included in the “Middle East”, as are Sakhalin and states bordering the Caspian Sea. The revised geographical grouping is aligned with the division of the Group’s Exploration and Production business into regional directorates for internal management purposes.

The effect of the Reserves Restatement on proved reserves and the standardised measure is summarised as follows:

Year ended December 31, 2002

At December 31, 2002 (and January 1, 2003), the aggregated effect on proved reserves of the Reserves Restatement was 4,474 million boe, comprising 2,795 million barrels of crude oil and natural gas liquids and 9,736 thousand million standard cubic feet of gas. This amounts to 23% of the total proved reserves originally stated at that date (19,346 million boe). Of the total proved reserves restated, 89% (3,992 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 12% of the total had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 36% of the restated volume at that date, the Gorgon field and other properties in Australia accounted for 17% and the effect of applying year-end pricing accounted for 7% of the total. Additional adjustments include properties in Kazakhstan (8%), the rest of the Middle East (9%), the rest of Asia Pacific (10%) and in Europe (9%). Please refer to the narrative above for explanation of the principal reasons for the Reserves Restatement. After giving effect to the Reserves Restatement, the proportion of total proved reserves that was accounted for as proved developed reserves at that date increased from 46%, as originally stated, to 56%.

The Reserves Restatement gave rise to an estimated reduction of $5,340 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,308 million for associated companies. Together, these effects equate to approximately 9% of the total standardised measure that was originally stated at that date. This effect is disproportionately low compared with the effect on proved reserves (23%) primarily due to the fact that many of the volumes affected are located in relatively low margin operating areas and that the majority are undeveloped (the cost of development for these reserves tends to suppress the standardised measure of these volumes, as compared to the standardised measure for volumes that have already been developed). The reduction of the net present value disclosed by the standardised measure includes an offset due to the correction of an error in the original statement that was discovered during compilation of the restated figures. The error related to the application of an incorrect net margin accruing to production on a fixed margin contract and resulted in an understatement of approximately 1% of the standardised measure value originally reported for the year 2002. The percentage effect is even less in 2001.

G 46 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

Year ended December 31, 2001

At December 31, 2001 (and January 1, 2002), the aggregated effect on proved reserves of the Reserves Restatement was 4,531 million boe, comprising 2,643 million barrels of crude oil and natural gas liquids and 10,951 thousand million standard cubic feet of gas. This amounts to 24% of the total proved reserves originally stated at that date (19,095 million boe). Of the volumes restated, 86% (3,912 million boe) were attributable to Group companies and the remainder were attributable to associated companies. 9% of the total had been in the proved developed reserves category and 91% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 42% of the restated volumes at that date, Australia accounted for 22% of the total and the effect of applying year-end pricing accounted for a further 4% of the total. Additional adjustments include properties elsewhere in Asia Pacific (12%) and the Middle East (10%). After giving effect to the Reserves Restatement, the proportion of total proved reserves that was accounted for as proved developed reserves at December 31, 2001 increased from 46%, as originally stated, to 57%.

The Reserves Restatement gave rise to an estimated reduction of $5,464 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,005 million reduction for associated companies. Together, these effects equate to approximately 13% of the total standardised measure that was originally stated at that date.

Year ended December 31, 2000

At December 31, 2000 (and January 1, 2001), the aggregated effect on proved reserves of the Reserves Restatement was 4,844 million boe, comprising 2,844 million barrels of crude oil and natural gas liquids and 11,598 thousand million standard cubic feet of gas. This amounts to 25% of the total proved reserves originally stated at that date (19,455 million boe). Of the total aggregated effect, 88% (4,277 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 10% of the total had been in the proved developed reserves category and 90% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 41% of the restated volume at that date, Australia accounted for 22% and the effect of applying year-end pricing accounted for a further 10% of the total. Additional adjustments included properties in the Middle East (9%) and the rest of Asia Pacific (10%). After giving effect to the Reserves Restatement, the proportion of total proved reserves that was accounted for as proved developed reserves at December 31, 2000 increased from 46%, as originally stated, to 58%.

The Reserves Restatement gave rise to an estimated reduction of $6,083 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,153 million for associated companies. Together, these effects equate to approximately 10% of the total standardised measure that was originally stated at that date.

Years prior to 2000

In certain cases, the affected proved reserves have been removed from the proved category in years prior to 2000. Although not tabulated in detail in this report, a summary of the estimated effects on prior years is as follows:

–	at December 31, 1999 (and January 1, 2000), the aggregated effect on proved reserves of the Reserves Restatement was 4,582 million boe, comprising 2,408 million barrels of crude oil and natural gas liquids and 12,608 thousand million standard cubic feet of gas. This amounts to 23% of the total proved reserves originally stated at that date (19,868 million boe). Of the total aggregated effect, 87% (4,006 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 16% of the total had been in the proved developed reserves category and 84% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 45% of the restated volume at that date, Australia accounted for 25% and the effect of applying year-end pricing accounted for a further 12% of the total. Various other properties in the rest of Asia Pacific contributed a further 9%. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserves volumes that was accounted for as proved developed reserves at December 31, 1999 increased from 49%, as originally stated, to 58%;

–	at December 31, 1998 (and January 1, 1999), the aggregate effect on proved reserves of the Reserves Restatement was 3,777 million boe, comprising 2,176 million barrels of crude oil and natural gas liquids and 9,285 thousand million standard cubic feet of gas. This amounts to 18% of the total proved reserves originally stated at that date (20,455 million boe). Of the total aggregate effect, 84% (3,167 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 13% of the total had been in the proved developed reserves category and 87% had been categorised as proved undeveloped reserves. Various properties in Nigeria and Australia together accounted for 90% of the restated volume at that date; and

–	at December 31, 1997 (January 1, 1998), the aggregate effect on proved reserves of the Reserves Restatement was 3,132 million boe, comprising 1,646 million barrels of crude oil and natural gas liquids and 8,619 thousand million standard cubic feet of gas. This amounts to 16% of the total proved reserves originally stated at that date (19,359 million boe). Of the total aggregate effect, 81% (2,553 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 4% of the total had been in the proved developed reserves category and 96% had been categorised as proved undeveloped reserves. Various properties in Nigeria and Australia together accounted for 90% of the restated volume at that date.

Royal Dutch/Shell Group of Companies G 47

Supplementary information – Oil and Gas (unaudited)

Reserves replacement ratio

For the three years covered by this report (2001 – 2003), after giving effect to the Reserves Restatement, the proved oil and natural gas reserves replacement ratio (net additions to proved reserves as a percentage of production) for these three years is 94% (88% for oil, including natural gas liquids, and 102% for gas).

The five-year (1999 – 2003) reserves replacement ratio is 66% (70% for oil, including natural gas liquids, and 60% for gas).

These figures include both Group and associated companies, they include minority interests in Group companies and they include the effects of acquisitions and divestment. They exclude any contribution from oil sands projects, which do not qualify as oil and gas producing activities.

Canadian reserves revision

Subsequent to the completion of the Reserves Restatement, the Group has determined that approximately 92 million boe of natural gas and natural gas liquids associated with the Sable Offshore Energy Project, in which Shell Canada Limited participates, did not qualify as proved reserves at the date of their original 1997 booking. These volumes are less than 0.8% of total oil and gas proved reserves for any year since 1997; and were removed from proved reserves as revisions in the period 2000 to 2003. This has no effect on proved reserves volumes as at 31 December, 2003.

Restatement of previously reported Supplementary information – Oil and Gas

	million barrels						thousand million standard cubic feet[a]						$ million

	Reserves						Reserves
	Crude oil and natural gas liquids						Natural gas

													Standardised measure
	Proved developed and			Proved developed			Proved developed and			Proved developed			of discounted future
	undeveloped reserves			reserves			undeveloped reserves			reserves			cash flows

	2002	2001		2002	2001		2002	2001		2002	2001		2002	2001

Group companies
As previously reported at December 31	9,026	8,544		3,959	3,734		48,240	50,613		22,530	23,938		65,702	45,878
Effect of the adjustment
Amounts at beginning of year	(2,437)	(2,658	) [b]	(202)	(255	) [b]	(8,554)	(9,389	) [b]	(1,088)	(1,299	) [b]	(5,464)	(6,083	) [b]
Movements during the year	(184)	221		(73)	53		604	835		(80)	211		124	619

	(2,621)	(2,437)		(275)	(202)		(7,950)	(8,554)		(1,168)	(1,088)		(5,340)	(5,464)

As restated at December 31	6,405	6,107		3,684	3,532		40,290	42,059		21,362	22,850		60,362	40,414

Group share of associated companies
As previously reported at December 31	1,107	925		667	598		5,198	5,216		2,072	1,806		7,070	3,888
Effect of the adjustment
Amounts at beginning of year	(206)	(186)[b]		(6)	(6)[b]		(2,397)	(2,209	) [b]	(13)	(14)[b]		(1,005)	(1,153	) [b]
Movements during the year	32	(20)		(2)	–		611	(188)		(212)	1		(303)	148

	(174)	(206)		(8)	(6)		(1,786)	(2,397)		(225)	(13)		(1,308)	(1,005)

As restated at December 31	933	719		659	592		3,412	2,819		1,847	1,793		5,762	2,883

Geographical analysis of the effect of the adjustment

Group companies
Europe	(147)	(27)		(2)	(2)		(1,570)	(1,195)		(44)	(44)		(1,493)	(869)
Africa	(1,409)	(1,745)		(235)	(141)		(1,259)	(1,478)		(528)	(376)		(1,146)	(3,103)
Asia Pacific	(101)	(116)		(20)	(29)		(4,197)	(5,159)		(15)	(128)		(1,066)	(909)
Middle East, Russia, CIS	(854)	(494)		15	(10)		(499)	(289)		(254)	(184)		(1,392)	(531)
USA	–	–		–	–		–	–		–	–		–	–
Other Western Hemisphere	(110)	(55)		(33)	(20)		(425)	(433)		(327)	(356)		(243)	(52)

Total	(2,621)	(2,437)		(275)	(202)		(7,950)	(8,554)		(1,168)	(1,088)		(5,340)	(5,464)

Group share of associated companies
Europe	–	–		–	–		–	–		–	–		–	–
Africa	–	–		–	–		–	–		–	–		–	–
Asia Pacific	(174)	(205)		(8)	(6)		(1,786)	(2,397)		(225)	(13)		(1,308)	(1,005)
Middle East, Russia, CIS	–	(1)		–	–		–	–		–	–		–	–
USA	–	–		–	–		–	–		–	–		–	–
Other Western Hemisphere	–	–		–	–		–	–		–	–		–	–

Total	(174)	(206)		(8)	(6)		(1,786)	(2,397)		(225)	(13)		(1,308)	(1,005)

a	These quantities have not been adjusted to standard heat content.

b	Cumulative effect of Reserves Restatement as at January 1, 2001.

G 48 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

(This page is intentionally blank)

Crude oil and natural gas liquids

Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves			million barrels

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

Group companies
At January 1	1,488	1,828	338	1,484	720	547	6,405
Revisions and reclassifications	141	(6)	22	(183)	(54)	(73)	(153)
Improved recovery	8	2	15	4	8	1	38
Extensions and discoveries	13	62	–	169	9	1	254
Purchases of minerals in place	1	–	–	3	–	–	4
Sales of minerals in place	(39)	–	–	–	(23)	–	(62)
Production	(245)	(133)	(57)	(181)	(110)	(37)	(763)

At December 31	1,367	1,753	318	1,296	550	439	5,723

Group share of associated companies
At January 1	2	–	400	118	413	–	933
Revisions and reclassifications	–	–	4	–	41	–	45
Improved recovery	–	–	12	–	–	–	12
Extensions and discoveries	–	–	11	86	–	–	97
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(117)	–	–	(117)
Production	–	–	(46)	(1)	(41)	–	(88)

At December 31	2	–	381	86	413	–	882

Total	1,369	1,753	699	1,382	963	439	6,605

Minority interests’ share of proved reserves of Group companies
At December 31	–	29	1	155	–	54	239

Proved developed reserves			million barrels

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

Group companies
At January 1	1,127	738	199	1,056	373	191	3,684
At December 31	1,056	879	194	898	293	192	3,512
Group share of associated companies
At January 1	1	–	278	15	365	–	659
At December 31	1	–	306	1	364	–	672

Oil sands[e]	million barrels

Group companies
At January 1	600	600
Extensions and discoveries	69	69
Production	(17)	(17)

At December 31	652	652

Minority interests’ share of oil sands
At December 31	143	143

a	Excludes Egypt.

b	Excludes Sakhalin.

c	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

d	As applicable, amounts relating to prior years have been restated. A summary of the changes is shown in the table on page G48.

e	Petroleum reserves from operations that do not qualify as oil and gas producing activities, in this case our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for conventional oil and gas reserves, which is found on page G54. The volumes quoted are “gross”, ie, including royalties. Calculation of royalties depends on price, production rates, capital costs and operating costs over the life of the Athabasca Oil Sands Project. At 2003 year-end pricing, net volumes would be approximately 90% of gross volumes.

G 50 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

		million barrels					million barrels

2002[d]							2001[d]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

1,078	1,671	445	1,717	675	521	6,107	1,152	1,711	436	1,572	611	530	6,012
98	69	(25)	(26)	77	(34)	159	41	51	(7)	302	31	39	457
15	–	6	45	51	–	117	67	1	12	19	–	–	99
1	209	–	–	33	–	243	17	28	5	–	139	1	190
551	–	–	–	7	93	651	–	–	69	–	3	–	72
(1)	(19)	(19)	(62)	(3)	–	(104)	–	–	–	–	(1)	(14)	(15)
(254)	(102)	(69)	(190)	(120)	(33)	(768)	(199)	(120)	(70)	(176)	(108)	(35)	(708)

1,488	1,828	338	1,484	720	547	6,405	1,078	1,671	445	1,717	675	521	6,107

1	–	362	–	356	–	719	1	–	353	100	441	–	895
1	–	78	–	65	–	144	–	–	41	(92)	(35)	–	(86)
–	–	4	–	–	–	4	–	–	13	–	1	–	14
–	–	6	–	33	–	39	–	–	4	–	–	–	4
–	–	–	121	–	–	121	–	–	–	–	–	–	–
–	–	–	(1)	–	–	(1)	–	–	–	–	(9)	–	(9)
–	–	(50)	(2)	(41)	–	(93)	–	–	(49)	(8)	(42)	–	(99)

2	–	400	118	413	–	933	1	–	362	–	356	–	719

1,490	1,828	738	1,602	1,133	547	7,338	1,079	1,671	807	1,717	1,031	521	6,826

–	26	1	126	–	64	217	–	31	1	116	–	69	217

		million barrels					million barrels

2002[d]							2001[d]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

785	724	249	1,122	429	223	3,532	872	740	214	1,151	351	229	3,557
1,127	738	199	1,056	373	191	3,684	785	724	249	1,122	429	223	3,532
1	–	261	–	330	–	592	1	–	249	37	364	–	651
1	–	278	15	365	–	659	1	–	261	–	330	–	592

million barrels		million barrels

600	600	600	600
–	–	–	–
–	–	–	–

600	600	600	600

134	134	133	133

Royal Dutch/Shell Group of Companies G 51

Supplementary information – Oil and Gas (unaudited)

Natural gas

Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below. The volumes set out below have not been adjusted to standard heat content, which means that volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (eg, with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. As such, the realised price reflects the quality of the gas, both in terms of inert components which reduce gas quality and hydrocarbon components with high molecular weights which enrich the quality of the gas.

Proved developed and undeveloped reserves		thousand million standard cubic feet[a]

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1	22,046	1,844	8,994	1,118	3,874	2,414	40,290
Revisions and reclassifications	1	(5)	(114)	(21)	(70)	(531)	(740)
Improved recovery	22	506	17	–	10	30	585
Extensions and discoveries	485	1,361	7	2,795	305	34	4,987
Purchases of minerals in place	6	–	–	–	–	–	6
Sales of minerals in place	(139)	–	–	–	(389)	(17)	(545)
Production	(1,303)	(128)	(541)	(258)	(555)	(197)	(2,982)

At December 31	21,118	3,578	8,363	3,634	3,175	1,733	41,601

Group share of associated companies
At January 1	44	–	3,347	–	21	–	3,412
Revisions and reclassifications	–	–	133	–	9	–	142
Improved recovery	1	–	11	–	–	–	12
Extensions and discoveries	1	–	–	–	–	–	1
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(7)	–	(238)	–	(3)	–	(248)

At December 31	39	–	3,253	–	27	–	3,319

Total	21,157	3,578	11,616	3,634	3,202	1,733	44,920

Minority interests’ share of proved reserves of Group companies
At December 31	–	–	68	1,285	–	300	1,653

Proved developed reserves	thousand million standard cubic feet[a]

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1	12,061	1,181	3,775	574	2,316	1,455	21,362
At December 31	12,350	1,094	3,523	449	1,758	1,316	20,490
Group share of associated companies
At January 1	38	–	1,792	–	17	–	1,847
At December 31	34	–	1,858	–	22	–	1,914

a	These quantities have not been adjusted to standard heat content.

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

e	As applicable, amounts relating to prior years have been restated. A summary of the changes is shown in the table on page G48.

G 52 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

thousand million standard cubic feet[a]							thousand million standard cubic feet[a]

2002[e]							2001[e]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

22,527	1,921	9,456	1,777	3,694	2,684	42,059	22,722	1,925	8,339	2,054	3,403	3,010	41,453
3	12	152	(282)	162	(110)	(63)	890	(45)	260	(73)	141	(257)	916
75	–	150	–	20	–	245	38	–	266	–	–	–	304
29	–	1	–	411	9	450	214	121	8	95	385	132	955
748	–	–	–	208	27	983	–	–	1,095	–	355	9	1,459
(5)	–	(212)	–	(10)	–	(227)	–	–	–	–	(9)	(8)	(17)
(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)	(1,337)	(80)	(512)	(299)	(581)	(202)	(3,011)

22,046	1,844	8,994	1,118	3,874	2,414	40,290	22,527	1,921	9,456	1,777	3,694	2,684	42,059

48	–	2,756	–	15	–	2,819	56	–	3,090	–	86	–	3,232
1	–	790	–	7	–	798	(4)	–	57	–	(29)	–	24
–	–	8	–	–	–	8	–	–	17	–	–	–	17
3	–	15	–	1	–	19	3	–	2	–	–	–	5
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	(181)	–	(40)	–	(221)
(8)	–	(222)	–	(2)	–	(232)	(7)	–	(229)	–	(2)	–	(238)

44	–	3,347	–	21	–	3,412	48	–	2,756	–	15	–	2,819

22,090	1,844	12,341	1,118	3,895	2,414	43,702	22,575	1,921	12,212	1,777	3,709	2,684	44,878

–	–	66	59	–	403	528	–	–	83	153	–	458	694

thousand million standard cubic feet[a]							thousand million standard cubic feet[a]

2002[e]							2001[e]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

12,322	1,109	3,966	1,097	2,363	1,993	22,850	12,979	1,109	2,898	1,382	2,347	2,175	22,890
12,061	1,181	3,775	574	2,316	1,455	21,362	12,322	1,109	3,966	1,097	2,363	1,993	22,850
41	–	1,741	–	11	–	1,793	53	–	1,721	–	66	–	1,840
38	–	1,792	–	17	–	1,847	41	–	1,741	–	11	–	1,793

Royal Dutch/Shell Group of Companies G 53

Supplementary information – Oil and Gas (unaudited)

Standardised measure of discounted future cash flows

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices1 and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

The standardised measure for the Middle East, Russia, CIS geographical grouping includes a negative contribution of $2,238 million from the Group’s Sakhalin properties (Russia). This also accounts for the negative contribution of minority interests to the standardised measure for that geographical grouping and for Group companies as a whole. The standardised measure for Sakhalin is negative due to the inclusion of the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. Meanwhile, revenues are registered only in relation to the currently estimated proved reserves. Proved gas reserves are constrained to those volumes that are related to firm sales commitments. Consequently the currently stated proved reserves are only a small fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based.

$ million

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

Group companies
Future cash inflows	117,606	47,325	24,115	45,238	31,419	16,224	281,927
Future production costs	21,853	7,433	4,515	7,745	4,977	4,379	50,902
Future development costs	6,543	7,337	2,505	9,772	3,085	1,328	30,570
Future tax expenses	44,361	18,764	4,785	16,391	8,542	2,900	95,743

Future net cash flows	44,849	13,791	12,310	11,330	14,815	7,617	104,712
Effect of discounting cash flows at 10%	22,027	5,826	5,610	9,209	5,231	2,965	50,868

Standardised measure of discounted future net cash flows	22,822	7,965	6,700	2,121	9,584	4,652	53,844

Group share of associated companies							5,828

Minority interests	–	170	38	(976)	–	547	(221)

Change in standardised measure of Group companies discounted future net cash flows relating to proved Oil and Gas Reserves
$ million

	2003	2002[d]	2001[d]

At January 1	60,362	40,414	56,958
Net changes in prices and production costs	13,162	36,717	(28,132)
Extensions, discoveries and improved recovery	7,043	5,356	3,280
Purchases and sales of minerals in place	(2,801)	8,284	1,932
Revisions of previous reserve estimates	(346)	419	2,984
Development cost related to future production	(14,413)	(5,931)	(4,713)
Sales and transfers of oil and gas, net of production costs	(24,891)	(20,387)	(20,173)
Development cost incurred during the year	8,239	6,673	5,287
Accretion of discount	9,806	6,406	8,927
Net change in income tax	(2,317)	(17,589)	14,064

At December 31	53,844	60,362	40,414

a	Excludes Egypt.

b	Excludes Sakhalin.

c	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

d	As applicable, amounts relating to prior years have been restated. A summary of the changes is shown in the table on page G48.

1	The weighted average year-end oil price in 2003 was $26.66/bbl ($24.74/bbl and $16.58/bbl in 2002 and 2001 respectively). The weighted average year-end gas price in 2003 was $4.19 per million Btu ($3.67 and $2.96 per million Btu in 2002 and 2001, respectively).

G 54 Royal Dutch/Shell Group of Companies

Supplementary information – Oil and Gas (unaudited)

$ million							$ million

2002[d]							2001[d]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total	Europe	Africa[a]	Asia Pacific[b]	Russia, CIS[c]	USA	Other	Total

103,061	46,571	25,791	37,606	32,702	18,854	264,585	76,299	26,986	22,577	34,375	18,982	11,796	191,015
19,388	6,523	3,946	5,286	4,858	4,117	44,118	14,059	5,087	4,737	5,143	4,021	3,990	37,037
4,783	6,776	2,518	2,887	3,201	1,628	21,793	3,466	6,155	2,884	4,017	2,352	1,385	20,259
33,827	20,395	5,330	18,389	9,158	3,870	90,969	26,002	8,644	4,293	15,651	4,543	1,648	60,781

45,063	12,877	13,997	11,044	15,485	9,239	107,705	32,772	7,100	10,663	9,564	8,066	4,773	72,938
20,734	5,535	7,039	4,165	5,479	4,391	47,343	16,027	3,309	5,130	3,484	2,648	1,926	32,524

24,329	7,342	6,958	6,879	10,006	4,848	60,362	16,745	3,791	5,533	6,080	5,418	2,847	40,414

						5,762							2,883

–	136	26	753	–	466	1,381	–	94	15	557	–	307	973

Additional information concerning proved reserves

Some of our Deepwater Gulf of Mexico reserves may not have had a production flow test to surface. In such situations, we have used other technologies that we believe are reliable to establish economic producibility. Proved reserves supported by using such other technologies are 100 million barrels of crude oil and natural gas liquids and 246 thousand million standard cubic feet of gas.

Proved reserves can be either developed or undeveloped. Group proved reserves at December 31, 2003 were divided into 56% developed and 44% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as Production Sharing Contracts or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 1,270 million barrels of crude oil and natural gas liquids and 8,530 thousand million standard cubic feet of gas.

A portion of our oil reserves is located in countries that are part of OPEC. As such, our oil production rates may be subject to limitations imposed by OPEC quotas. Our proved oil reserves in OPEC countries totalled some 2,020 million barrels at December 31, 2003.

Royal Dutch/Shell Group of Companies G 55

Supplementary information – Oil and Gas (unaudited)

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

The following information is provided in accordance with the Securities and Exchange Commission rules issued in 1997. The contract/ notional amounts of the derivative instruments outstanding give an indication of the extent of the use of these instruments but not of the exposure to credit or market risk. Variable interest rates stated are spot rates applying as at December 31. Amounts denominated in non-dollar currencies have been translated using spot exchange rates at December 31. Associated companies’ data are excluded.

Debt securities held for trading purposes

There were no debt securities held for trading purposes by Group companies at December 31, 2003, or at December 31, 2002.

Debt securities held for purposes other than trading

The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31, 2003 and 2002 respectively, at estimated fair value, by year of maturity.

2003	$ million

						2009
	2004	2005	2006	2007	2008	and after	Total

Fixed rate US dollar debt securities	9	54	23	230	75	131	522
average interest rate	0.7%	5.8%	7.1%	5.6%	3.3%	6.2%
Variable rate US dollar debt securities	9	–	–	–	–	–	9
average interest rate	1.4%	–	–	–	–	–
Fixed rate euro debt securities	5	–	48	42	–	109	204
average interest rate	1.9%	–	6.1%	5.3%	–	5.7%
Fixed rate UK pound debt securities	–	8	–	–	10	5	23
average interest rate	–	8.5%	–	–	5.7%	7.0%
Fixed rate Canadian dollar debt securities	39	–	–	–	–	8	47
average interest rate	2.7%	–	–	–	–	9.6%
Fixed rate Swedish krone debt securities	–	–	–	–	–	6	6
average interest rate	–	–	–	–	–	6.8%
Fixed rate Danish krone debt securities	–	–	–	–	–	7	7
average interest rate	–	–	–	–	–	5.0%
Other fixed rate debt securities	2	–	–	–	–	–	2
average interest rate	9.0%	–	–	–	–	–
Other variable rate debt securities	48	–	–	–	–	–	48
average interest rate	5.6%	–	–	–	–	–

Total	112	62	71	272	85	266	868

2002	$ million

						2008
	2003	2004	2005	2006	2007	and after	Total

Fixed rate US dollar debt securities	4	41	62	8	100	108	323
average interest rate	0.9%	7.6%	5.7%	7.0%	7.2%	6.7%
Variable rate US dollar debt securities	9	–	–	–	–	–	9
average interest rate	1.4%	–	–	–	–	–
Fixed rate euro debt securities	–	21	–	66	38	166	291
average interest rate	–	5.8%	–	6.5%	5.3%	5.5%
Fixed rate UK pound debt securities	–	–	16	–	4	18	38
average interest rate	–	–	8.5%	–	8.0%	6.3%
Fixed rate Canadian dollar debt securities	15	4	–	–	–	15	34
average interest rate	6.5%	9.0%	–	–	–	9.6%
Fixed rate Swedish krone debt securities	–	2	–	–	–	5	7
average interest rate	–	5.0%	–	–	–	6.8%
Other fixed rate debt securities	4	–	–	–	–	–	4
average interest rate	37.1%	–	–	–	–	–
Other variable rate debt securities	28	–	–	–	–	–	28
average interest rate	9.6%	–	–	–	–	–

Total	60	68	78	74	142	312	734

Equity securities held for purposes other than trading

At December 31, 2003, Group companies held equity securities for purposes other than trading amounting to $4,982 million (2002: $3,827 million). These principally comprised shares of Royal Dutch and Shell Transport, amounting to $3,428 million (2002: $2,797 million), that are held in connection with share option plans and other incentives compensation plans and a portfolio amounting to $621 million required to be held long-term by the Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to respective market capitalisation, including 55% in the USA, 11% in the UK, 9% in Japan, 4% in France, 3% in Switzerland, 3% in Germany and 3% in Canada.

G 56 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Debt

The following two tables give details of debt owed by Group companies at December 31, 2003 and 2002 respectively, by year of maturity. Estimated fair value approximates carrying amount.

2003							$ million

	2004	2005	2006	2007	2008	2009	Total
						and after

Fixed rate US dollar debt	5,772	804	613	1,073	152	2,709	11,123
average interest rate	1.2%	4.8%	3.2%	5.0%	5.5%	7.9%
Variable rate US dollar debt	1,654	144	169	17	9	316	2,309
average interest rate	3.9%	2.2%	2.1%	3.3%	4.2%	6.1%
Fixed rate European debt	1,185	4	666	946	377	4	3,182
average interest rate	6.1%	3.6%	4.2%	3.3%	3.5%	3.7%
Variable rate European debt	1,173	2	3	3	1	–	1,182
average interest rate	2.3%	4.3%	4.1%	4.1%	4.6%	5.3%
Other fixed rate debt	203	3	33	1	–	180	420
average interest rate	5.0%	4.2%	10.5%	5.5%	5.5%	7.5%
Other variable rate debt	931	255	42	27	22	17	1,294
average interest rate	6.8%	5.3%	4.0%	4.8%	4.8%	4.8%

Total	10,918	1,212	1,526	2,067	561	3,226	19,510

Fixed rate European currency debt expected to mature in 2004 includes $711 million of UK pound debt (with an average interest rate of 8.6%) and $452 million of Euro debt (with an average interest rate of 2.1%). The fixed rate European currency debt expected to mature in 2006 is UK pound debt (with an average interest rate of 4.3%). The fixed rate European currency debt expected to mature in 2007 and 2008 is Euro debt with an average interest rate of 3.3% and 3.5% respectively.

Variable rate European currency debt expected to mature in 2004 includes $1,042 million of UK pound debt with an average interest rate of 2.1%. Other fixed rate debt expected to mature after 2008 includes $167 million of Malaysian Ringgit at an average interest rate of 8.0%. Other variable rate debt expected to mature in 2004 includes $714 million of Canadian dollar debt with an average interest rate of 3.1%. Other variable rate debt expected to mature in 2005 includes $106 million of Canadian dollar debt at an average interest rate of 2.1%.

2002							$ million

	2003	2004	2005	2006	2007	2008	Total
						and after

Fixed rate US dollar debt	7,428	2	827	612	1,237	256	10,362
average interest rate	2.0%	4.5%	4.6%	3.1%	4.7%	9.4%
Variable rate US dollar debt	2,405	85	24	25	107	429	3,075
average interest rate	2.7%	1.5%	2.3%	2.4%	2.4%	4.9%
Fixed rate European debt	1,047	–	–	603	785	9	2,444
average interest rate	3.9%	–	–	4.3%	3.5%	4.1%
Variable rate European debt	701	839	9	–	–	–	1,549
average interest rate	3.9%	3.2%	3.8%	–	–	–
Other fixed rate debt	157	69	38	–	–	55	319
average interest rate	7.9%	1.6%	8.9%	–	–	6.3%
Other variable rate debt	1,071	195	28	28	24	31	1,377
average interest rate	4.8%	2.5%	4.6%	4.6%	4.6%	4.6%

Total	12,809	1,190	926	1,268	2,153	780	19,126

Royal Dutch/Shell Group of Companies G 57

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Interest rate swaps/forward rate agreements

The following two tables give details of interest rate swaps/ forward rate agreements held by Group companies at December 31, 2003 and 2002 respectively, by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

2003							$ million

	2004	2005	2006	2007	2008	Total contract/	Estimated
					and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	–	1,801	600	–	400	2,801	140
average pay rate	–	1.3%	1.1%	–	0.9%
average receive rate	–	5.0%	3.1%	–	3.2%
Variable to Fixed: contract/ notional amount	–	264	–	122	88	474	(25)
average pay rate	–	2.8%	–	7.2%	6.8%
average receive rate	–	3.2%	–	4.2%	7.3%

UK pound
Fixed to Variable: contract/notional amount	–	–	669	–	–	669	11
average pay rate	–	–	3.6%	–	–
average receive rate	–	–	4.3%	–	–

Euro
Fixed to Variable: contract/notional amount	–	–	–	–	378	378	(5)
average pay rate	–	–	–	–	2.1%
average receive rate	–	–	–	–	3.3%

Total	–	2,065	1,269	122	866	4,322	121

2002							$ million

	2003	2005	2006	2007	2008	Total contract/	Estimated
					and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	500	919	600	1,152	–	3,171	201
average pay rate	1.7%	2.8%	1.5%	1.7%	–
average receive rate	5.0%	5.7%	3.1%	4.8%	–
Variable to Fixed: contract/notional amount	288	100	–	72	88	548	(38)
average pay rate	6.0%	4.7%	–	7.2%	7.8%
average receive rate	2.9%	2.0%	–	4.8%	2.5%

UK pound
Fixed to Variable: contract/notional amount	8	–	603	–	–	611	–
average pay rate	4.7%	–	3.9%	–	–
average receive rate	8.9%	–	4.3%	–	–

Other currencies
Fixed to Variable: contract/notional amount	16	–	–	–	–	16	–
average pay rate	2.7%	–	–	–	–
average receive rate	2.8%	–	–	–	–

Variable to Fixed: contract/notional amount	4	–	–	–	–	4	–
average pay rate	12.8%	–	–	–	–
average receive rate	12.3%	–	–	–	–

Total	816	1,019	1,203	1,224	88	4,350	163

At December 31, 2002, a Group company also held an option to enter into a euro fixed (3.8%) to a variable (2.8%) interest rate swap maturing in 2003 with a face value of $1.2 billion and a fair value of $6 million. This was exercised on January 2, 2003.

G 58 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Group companies at December 31, 2003 and 2002 respectively. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2003 (all contracts mature in 2004)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell UK pound	0.59	2,255	(118)
Buy US dollar/sell euro	0.80	1,897	(26)
Buy euro/sell US dollar	1.18	2,742	177
Buy UK pound/sell US dollar	1.73	1,017	3
Buy euro/sell UK pound	0.69	824	24
Buy US dollar/sell Australian dollar	1.36	422	(7)
Buy Swiss franc/sell US dollar	0.77	431	24
Buy US dollar/sell Norwegian krona	6.67	672	(18)
Buy Singapore dollar/sell US dollar	0.58	381	2
Buy US dollar/sell Danish krona	5.88	239	(3)
Buy US dollar/sell Swedish krona	7.14	429	(3)
Buy Swedish krona/sell US dollar	0.14	217	1
Buy euro/sell Norwegian krona	8.33	127	5
Buy US dollar/sell Philippine pesor	55.87	118	–
Other contracts		1,074	25

Total		12,845	86

2002 (all contracts mature in 2003)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell UK pound	0.64	7,170	(138)
Buy US dollar/sell euro	1.01	2,320	(118)
Buy euro/sell US dollar	1.03	677	13
Buy Canadian dollar/sell US dollar	0.64	450	(6)
Buy UK pound/sell US dollar	1.55	427	14
Buy US dollar/sell Australian dollar	1.77	392	(1)
Buy Swiss franc/sell US dollar	0.68	283	14
Buy US dollar/sell Norwegian krona	7.06	209	(3)
Buy Singapore dollar/sell US dollar	0.57	180	1
Buy US dollar/sell Danish krona	7.18	159	(2)
Buy US dollar/sell Swedish krona	8.84	154	(1)
Buy US dollar/sell Hong Kong dollar	7.80	131	–
Other contracts		1,005	(2)

Total		13,557	(229)

Currency swaps/options

The following two tables give details of currency swaps contracts held by Group companies at December 31, 2003 and 2002 respectively, by expected year of maturity. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2003									$ million

	Average	2004	2005	2006	2007	2008	2009	Total contract/	Estimated
	contractual						and after	notional amount	fair value
	exchange rate

Buy UK pound/sell euro	1.54	338	–	–	855	378	–	1,571	173
Buy US dollar/sell Canadian dollar	1.31	1,136	640	358	209	96	–	2,439	(126)
Buy US dollar/sell euro	1.09	461	–	–	–	–	–	461	171
Buy Australian dollar/sell US dollar	1.67	472	–	–	–	–	–	472	(130)
Buy Canadian dollar/sell US dollar	0.67	324	91	56	46	17	–	534	34
Buy US dollar/sell Brazilian real	2.82	121	47	–	71	–	15	254	(39)
Buy UK pound/sell US dollar	1.74	14	18	5	–	–	144	181	1
Other contracts		98	18	1	–	–	–	117	(5)

Total		2,964	814	420	1,181	491	159	6,029	79

Royal Dutch/Shell Group of Companies G 59

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2002									$ million

	Average	2003	2004	2005	2006	2007	2008	Total contract/	Estimated
	contractual						and after	notional amount	fair value
	exchange rate

Buy UK pound/sell euro	1.57	–	1,085	–	–	–	–	1,085	1
Buy US dollar/sell Canadian dollar	1.54	326	117	64	59	26	9	601	13
Buy US dollar/sell euro	1.09	–	461	–	–	–	–	461	63
Buy Australian dollar/sell US dollar	0.62	–	289	–	–	–	–	289	3
Buy Canadian dollar/sell US dollar	0.64	210	55	9	–	3	–	277	(2)
Buy US dollar/sell Brazilian real	3.53	65	50	42	4	41	–	202	25
Buy US dollar/sell Swiss franc	1.50	200	–	–	–	–	–	200	30
Other contracts		123	–	27	–	–	–	150	9

Total		924	2,057	142	63	70	9	3,265	142

In conjunction with natural gas marketing activities, Group companies held put and call options to buy Canadian dollars and sell US dollars at December 31, 2002 each with a contract/notional amount of $0.1 billion and a total estimated fair value of $(1) million and expected maturity in 2003.

G 60 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Commodity derivatives

The tables on this and the following pages give details of commodity swaps, options and futures contracts held by Group companies at December 31, 2003 and 2002 respectively, by expected year of maturity. Variable prices are linked to indexed or dated commodities.

Commodity swaps held for trading purposes

2003							$ million

						Total contract/	Estimated
	2004	2005	2006	2007	2008	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	2,671	13	–	–	–	2,684	(3)
Volume (million barrels “m bbl”)	84	*	–	–	–
average pay ($/bbl)	31.9	26.3	–	–	–
average receive ($/bbl)	31.9	26.3	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	1,452	272	63	–	–	1,787	230
Volume (m bbl)	58	11	3	–	–
average pay ($/bbl)	25.0	24.3	24.2	–	–
average receive ($/bbl)	28.3	28.0	26.1	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	1,364	241	13	–	–	1,618	(160)
Volume (m bbl)	58	10	1	–	–
average pay ($/bbl)	28.9	24.5	26.7	–	–
average receive ($/bbl)	27.1	23.2	23.8	–	–

Crude oil basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	2	–	–	–	–	2	–
Volume (m bbl)	5	–	–	–	–
average pay ($/bbl)	1.0	–	–	–	–
average receive ($/bbl)	0.3	–	–	–	–

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	3	–	–	–	–	3	(1)
Volume (m bbl)	2	–	–	–	–
average pay ($/bbl)	0.5	–	–	–	–
average receive ($/bbl)	1.5	–	–	–	–

Crude oil freight swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	10	–	–	–	–	10	1
Volume (m bbl)	9	–	–	–	–
average pay ($/bbl)	1.2	–	–	–	–
average receive ($/bbl)	1.4	–	–	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	53	–	–	–	–	53	(9)
Volume (m bbl)	79	–	–	–	–
average pay ($/bbl)	0.8	–	–	–	–
average receive ($/bbl)	0.7	–	–	–	–

Oil products swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	853	19	–	–	–	872	42
Volume (m bbl)	34	1	–	–	–
average pay ($/bbl)	25.4	19.9	–	–	–
average receive ($/bbl)	26.4	22.2	–	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	934	4	11	–	–	949	(46)
Volume (m bbl)	40	*	1	–	–
average pay ($/bbl)	24.3	23.8	24.3	–	–
average receive ($/bbl)	23.2	22.6	21.7	–	–

Royal Dutch/Shell Group of Companies G 61

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003 continued								$ million

						2009	Total contract/	Estimated
	2004	2005	2006	2007	2008	and after	notional amount	fair value

Oil products basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	268	–	–	–	–	–	268	(16)
Volume (m bbl)	94	–	–	–	–	–
average pay ($/bbl)	1.8	–	–	–	–	–
average receive ($/bbl)	2.9	–	–	–	–	–

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	95	–	–	–	–	–	95	13
Volume (m bbl)	20	–	–	–	–	–
average pay ($/bbl)	0.2	–	–	–	–	–
average receive ($/bbl)	5.4	–	–	–	–	–

Electricity swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	832	177	147	88	12	–	1,256	35
Volume (thousand megawatt hours “MMwh”)	17	3	3	2	**	–
average pay ($/Mwh)	50.5	51.3	50.4	51.9	66.3	–
average receive ($/Mwh)	52.9	51.4	49.0	51.0	61.3	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	803	188	120	124	33	–	1,268	1
Volume (MMwh)	16	3	2	2	1	–
average pay ($/Mwh)	54.1	54.9	53.8	53.5	59.5	–
average receive ($/Mwh)	54.9	53.1	52.3	52.2	56.4	–

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	5,212	485	135	47	–	–	5,879	750
Volume (thousand million cubic feet “bcf”)	1,005	109	32	9	–	–
average pay ($/thousand cf)	5.2	4.5	4.1	5.0	–	–
average receive($/thousand cf)	5.8	5.2	4.8	5.0	–	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	5,362	391	27	4	4	7	5,795	(711)
Volume (bcf)	1,025	83	445	1	1	2
average pay ($/thousand cf)	5.9	5.2	4.7	4.7	4.7	4.6
average receive ($/thousand cf)	5.2	4.7	4.8	4.2	4.2	4.2

Natural gas basis swaps
(a) Buy variable price/sell variable price contracts:
contract/notional amount ($ million)	325	97	50	32	14	19	537	(180)
Volume (bcf)	829	210	109	62	33	46
average pay ($/thousand cf)	1.81	0.58	0.60	1.33	0.49	0.43
average receive ($/thousand cf)	2.57	0.46	0.46	1.05	0.42	0.42

(b) Sell variable price/buy variable price contracts:
contract/notional amount ($ million)	255	59	22	9	5	6	356	196
Volume (m bcf)	743	145	54	30	20	23
average pay ($/thousand cf)	0.15	0.20	0.16	0.11	0.11	0.09
average receive ($/thousand cf)	0.34	0.41	0.40	0.31	0.23	0.25

Total							23,432	142

*	less than one million barrels

**	less than one thousand megawatt hours

Group companies also held chemical product and natural gas liquid swaps at December 21, 2003 with a contract/notional amount of $10 million (2002: $166 million) and an estimated fair value of $(1) million (2002: $5 million) and expected maturity in 2004 (2003 – 2004).

Commodity swaps held for purposes other than trading

At December 31, 2003 Group companies held crude oil, natural gas and oil product commodity swaps for purposes other than trading with a contract/notional amount of $82 million (2002: $57 million) and an estimated fair value of $1 million (2002: $7 million).

G 62 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2002								$ million

	2003	2004	2005	2006	2007	2008	Total contract/	Estimated
					and after	and after	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	1,374	62	–	–	–	–	1,436	(3)
Volume (million barrels “m bbl”)	55	3	–	–	–	–
average pay/receive price ($/bbl)	28.8/28.7	22.8/22.8	–	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	970	148	20	2	–	–	1,140	70
Volume (m bbl)	49	6	1	*	–	–
average pay/receive price ($/bbl)	19.9/21.3	23.6/23.7	22.8/23.6	21.8/21.3	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	886	57	22	–	–	–	965	(90)
Volume (m bbl)	57	4	1	–	–	–
average pay/receive ($/bbl)	17.3/15.6	15.5/15.6	23.6/23.0	–	–	–

Oil products swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	287	–	–	–	–	–	287	(1)
Volume (m bbl)	70	–	–	–	–	–
average pay/receive ($/bbl)	23.0/19.8	–	–	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	613	–	1	–	–	–	614	41
Volume (m bbl)	76	–	*	–	–	–
average pay/receive ($/bbl)	8.1/8.6	–	19.1/17.6	–	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	681	–	–	–	–	–	681	(42)
Volume (m bbl)	88	–	–	–	–	–
average pay/receive ($/bbl)	8.2/7.7	–	–	–	–	–

Electricity swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	261	66	36	29	18	–	410	66
Volume (thousand megawatt hours “MMwh”)	6	2	1	1	**	–
average pay/receive ($/Mwh)	47.2/54.4	39.4/49.8	45.2/52.7	50.1/53.5	49.8/52.7	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	320	91	70	54	36	–	571	(54)
Volume (MMwh)	7	2	1	1	1	–
average pay/receive ($/Mwh)	53.5/48.4	54.8/50.0	53.8/50.7	52.9/49.3	53.1/48.9	–

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	3,803	925	184	87	32	–	5,031	895
Volume (thousand million cubic feet “bcf”)	938	234	48	22	6	–
average pay/receive ($/thousand cf)	4.1/4.8	4.0/4.5	3.8/4.3	3.9/4.5	5.4/5.5	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	3,951	803	121	25	4	11	4,915	(831)
Volume (bcf)	967	205	33	7	1	3
average pay/receive ($/thousand cf)	4.8/4.1	4.4/3.9	4.1/3.7	4.0/3.5	4.2/4.3	4.2/4.3

NGL gas basis swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	373	88	46	24	15	4	550	(283)
Volume (m bbl)	1,033	246	114	63	40	18
average pay/receive ($/bbl)	0.36/0.16	0.36/0.18	0.4/0.25	0.38/0.27	0.38/0.27	0.23/0.09

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	344	73	30	15	9	9	480	277
Volume (m bbl)	994	210	79	40	26	27
average pay/receive ($/bbl)	0.16/0.35	0.12/0.35	0.14/0.38	0.17/0.38	0.19/0.35	0.13/0.33

Total							17,080	45

*	less than one million barrels

**	less than one thousand megawatt hours

Royal Dutch/Shell Group of Companies G 63

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Commodity options held for trading purposes

2003						$ million

	2004	2005	2006	2007	Total contract/	Estimated
					notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	397	7	–	–	404	31
volume (m bbl)	14	*	–	–
average strike price ($/bbl)	29.6	29.8

Crude oil sell calls
contract/notional amount ($ million)	389	68	–	–	457	(58)
volume (m bbl)	14	2	–	–
average strike price ($/bbl)	28.3	25.6	–	–

Crude oil buy put
contract/notional amount ($ million)	570	28	–	–	598	9
volume (m bbl)	24	1	–	–
average strike price ($/bbl)	23.8	20.5	–	–

Crude oil sell put
contract/notional amount ($ million)	455	7	–	–	462	(9)
volume (m bbl)	20	*	–	–
average strike price ($/bbl)	23.4	26.6	–	–

Oil products buy put option
contract/notional amount ($ million)	261	–	–	–	261	(2)
volume (m bbl)	11	–	–	–
average strike price ($/bbl)	23.1	–	–	–

Oil products sell put option
contract/notional amount ($ million)	41	–	–	–	41	–
volume (m bbl)	2	–	–	–
average strike price ($/bbl)	27.7	–	–	–

Oil products buy call option
contract/notional amount ($ million)	8	–	–	–	8	–
volume (m bbl)	*	–	–	–
average strike price ($/bbl)	42.0	–	–	–

Oil products sell call option
contract/notional amount ($ million)	274	–	–	–	274	(2)
volume (m bbl)	10	–	–	–
average strike price ($/bbl)	27.2	–	–	–

Natural gas buy call
contract/notional amount ($ million)	8,112	414	30	–	8,556	692
volume (bcf)	1,242	74	6	–
average strike price ($/thousand cf)	6.5	5.6	4.9	–

Natural gas sell call
contract/notional amount ($ million)	6,788	232	39	1	7,060	(528)
volume (bcf)	1,024	36	7	*
average strike price ($/thousand cf)	6.6	6.4	6.0	4.1

Natural gas buy put
contract/notional amount ($ million)	6,316	168	63	–	6,547	174
volume (bcf)	1,479	41	14	–
average strike price ($/thousand cf)	4.3	4.1	4.5	–

Natural gas sell put
contract/notional amount ($ million)	7,292	387	47	1	7,727	(252)
volume (bcf)	1,648	96	12	*
average strike price ($ /thousand cf)	4.4	4.1	4.1	5.7

Electricity buy call option
contract/notional amount ($ million)	409	–	–	–	409	(28)
volume (million MWh)	10	–	–	–
average strike price ($/MWh)	41.6	–	–	–

Electricity sell call option
contract/notional amount ($ million)	350	–	–	–	350	30
volume (MWh)	9	–	–	–
average strike price ($/MWh)	39.3	–	–	–

Electricity buy put option
contract/notional amount ($ million)	176	–	–	–	176	(11)
volume (MWh)	6	–	–	–
average strike price ($/MWh)	31.1	–	–	–

Electricity sell put option
contract/notional amount ($ million)	183	–	–	–	183	16
volume (MWh)	6	–	–	–
average strike price ($/MWh)	28.8	–	–	–

Total					33,513	62

*	less than one million barrels

G 64 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

Group companies also held chemical and oil products options/swaptions at December 31, 2003 with a contract/notional amount of $1 million (2002: $51 million) and estimated fair value less than $1 million (2002: less than $1 million) and expected maturity in 2004 (2003 – 2004).

2002					$ million

	2003	2004	2005	Total contract/	Estimated
				notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	711	13	–	724	57
volume (m bbl)	26	*	–
average strike price ($/bbl)	27.6	23.1	–

Crude oil sell calls
contract/notional amount ($ million)	620	59	1	680	(70)
volume (m bbl)	23	2	*
average strike price ($/bbl)	26.5	27.2	25.1

Crude oil buy put
contract/notional amount ($ million)	416	90	–	506	19
volume (m bbl)	21	4	–
average strike price ($/bbl)	20.2	20.4	–

Crude oil sell put
contract/notional amount ($ million)	396	49	–	445	(19)
volume (m bbl)	19	2	–
average strike price ($/bbl)	21.3	21.0	–

Natural gas buy call
contract/notional amount ($ million)	7,284	814	51	8,149	654
volume (bcf)	1,375	150	12
average strike price ($/thousand cf)	5.3	5.4	4.3

Natural gas sell call
contract/notional amount ($ million)	5,336	654	48	6,038	(468)
volume (bcf)	971	114	8
average strike price ($/thousand cf)	5.5	5.7	5.9

Natural gas buy put
contract/notional amount ($ million)	3,975	411	47	4,433	132
volume (bcf)	1,157	124	13
average strike price ($/thousand cf)	3.4	3.3	3.7

Natural gas sell put
contract/notional amount ($ million)	5,481	467	71	6,019	(209)
volume (bcf)	1,483	130	21
average strike price ($/thousand cf)	3.7	3.6	3

Total				26,994	96

Commodity options held for purposes other than trading

At December 31, 2003 Group companies held natural gas commodity sales contracts for purposes other than trading with a contract/notional amount of $1.1 billion (2002: $1.3 billion) and estimated fair value of $(191) million (2002: $(64) million) with expected maturity 2004 – 2025.

Commodity futures held for trading purposes

2003					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	218	15	–	233	–
volume (m bbl)	8	*	–
weighted average price ($/bbl)	28.4	26.7	–
(b) Long contracts:
contract/notional amount ($ million)	510	33	–	543	32
volume (m bbl)	17	1	–
weighted average price ($/bbl)	29.9	26.8	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	89	21	–	110	(4)
volume (m bbl)	2	1	–
weighted average price ($/bbl)	36.7	30.3	–
(b) Long contracts:
contract/notional amount ($ million)	92	20	–	112	2
volume (m bbl)	3	*	–
weighted average price ($/bbl)	33.9	30.0	–

Royal Dutch/Shell Group of Companies G 65

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

IPE Natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	11	–	–	11	(1)
volume (bcf)	2	–	–
weighted average price ($/thousand bcf)	5.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	75	–	–	75	(3)
volume (bcf)	12	–	–
weighted average price ($/thousand bcf	6.3	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	82	4	–	86	1
volume (mbbl)	3	*	–
weighted average price ($/bbl)	31.6	24.9	–
(b) Long contracts:
contract/notional amount ($ million)	456	22	–	478	43
volume (m bbl)	16	1	–
weighted average price ($/bbl)	28.9	25.2	–

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	350	–	–	350	(6)
volume (m bbl)	9	–	–
weighted average price ($/bbl)	38.4	–	–
(b) Long contracts:
contract/notional amount ($ million)	71	1	–	72	–
volume (m bbl)	2	*	–
weighted average price ($/bbl)	34.8	31.6	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,983	22	–	2,005	(253)
volume (bcf)	384	4	–
weighted average price ($/thousand cf)	5.2	5.2	–
(b) Long contracts:
contract/notional amount ($ million)	1,776	81	2	1,859	242
volume (bcf)	344	18	**
weighted average price ($/thousand cf)	5.2	4.6	4.4

Nord Pool electricity futures
(a) Short contracts:
contract/notional amount ($ million)	52			52	–
volume (million MWh)	2
weighted average price ($/MWh)	31.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	1,420	222	–	1,642	(5)
volume (million MWh)	43	7	–
weighted average price ($/MWh))	33.0	32.9	–

Total				7,628	48

*	less than one million barrels.

**	less than one billion cubic feet.

G 66 Royal Dutch/Shell Group of Companies

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2002					$ million

				Total contract/	Estimated
	2003	2004	2005	notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	421	–	–	421	(24)
volume (m bbl)	16	–	–
weighted average price ($/bbl)	26	–	–
(b) Long contracts:
contract/notional amount ($ million)	184	–	–	184	20
volume (m bbl)	7	–	–
weighted average price ($/bbl)	26	–	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	417	–	–	417	(31)
volume (m bbl)	13	–	–
weighted average price ($/bbl)	32	–	–
(b) Long contracts:
contract/notional amount ($ million)	137	–	–	137	6
volume (m bbl)	5	–	–
weighted average price ($/bbl)	29	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	1,836	50	–	1,886	(100)
volume (m bbl)	65	2	–
weighted average price ($/bbl)	28	23	–
(b) Long contracts:
contract/notional amount ($ million)	2,003	20	–	2,023	140
volume (m bbl)	73	*	–
weighted average price ($/bbl)	28	23	–

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	1,312	–	–	1,312	(78)
volume (m bbl)	51	–	–
weighted average price ($/bbl)	26	–	–
(b) Long contracts:
contract/notional amount ($ million)	1,129	–	–	1,129	41
volume (m bbl)	45	–	–
weighted average price ($/bbl)	25	–	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,452	278	–	1,730	(293)
volume (bcf)	358	71	–
weighted average price ($/thousand cf)	4	4	–
(b) Long contracts:
contract/notional amount ($ million)	1,411	309	24	1,744	284
volume (bcf)	348	78	6
weighted average price ($/thousand cf)	4	4	4

Total				10,983	(35)

*	less than one million barrels

Group companies also held electricity futures contracts at December 31, 2002 with a contract/notional amount of $4 million and an estimated fair value of $1 million with expected maturity in 2003.

Futures contracts shown above represent unmatched positions. The total contract/notional amount of short contracts represents an aggregation of Group companies’ positions where, at December 31, 2003 and 2002 respectively, sales contracts exceed the purchase contracts with the same maturity date. The total contract/notional amount of long contracts represents an aggregation of Group companies’ positions where, at December 31, 2003 and 2002 respectively, purchase contracts exceed the sales contracts with the same maturity date.

Royal Dutch/Shell Group of Companies G 67

(This page is intentionally blank)

Exhibits

Exhibit index

Exhibit		Page
No.	Description	No.

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission Files 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2003	E2
23.1	Consent of KPMG Accountants N.V., The Hague	E3
23.2	Consent of PricewaterhouseCoopers LLP, London	E4
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E5
23.4	Consent of KPMG Accountants N.V., The Hague	E6
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E9
99.1	Section 302 Certification of Royal Dutch	E10
99.2	Section 302 Certification of Royal Dutch	E11
99.3	Section 302 Certification of Shell Transport	E12
99.4	Section 302 Certification of Shell Transport	E13
99.5	Section 906 Certification of Royal Dutch	E14
99.6	Section 906 Certification of Shell Transport	E15

Royal Dutch/Shell Group of Companies E 1