Form 20-F/A
period 2003-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2004-07-01
CIK 85486, 89635

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE LLP

CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers, Jr.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on June 30, 2004 (the Original Form 20-F), amends the Original Form 20-F to include the signature pages to such form, which were inadvertently omitted from the EDGAR transmission of the Original Form 20-F.

Signatures

As to the undersigned registrant, this Report consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 35 under the heading “Selected Financial Data”, on page 38, on pages 83 through 93 and pages S2 through S22.

The material in this Report is stated as at December 31, 2003, except that certain 2004 subsequent events are stated down to June 14, 2004.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

/s/ Jeroen van der Veer

--------------------------------------------------------------------

Jeroen van der Veer

President and Managing Director

/s/ Rob Routs

--------------------------------------------------------------------

Rob Routs

Managing Director

The Hague

June 29, 2004

As to the undersigned registrant, this Report consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch on page 35 under the heading “Selected Financial Data”, on page 37, on pages 72 through 82 and pages R2 through R20.

The material in this Report is stated as at December 31, 2003, except that certain 2004 subsequent events are stated down to June 14, 2004.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The “ Shell ” Transport and Trading Company, Public Limited Company

/s/ Malcolm Brinded

--------------------------------------------------------------------

Malcolm Brinded

Managing Director

London

June 30, 2004

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

/s/ Jeroen van der Veer

---------------------------------
Jeroen van der Veer
President and Managing Director

/s/ Michiel Brandjes

---------------------------------
Michiel Brandjes
General Attorney

July 1, 2004

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorised.

THE “ SHELL ” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

/s/ Malcolm Brinded

---------------------------------
Malcolm Brinded
Managing Director

July 1, 2004

Exhibits

Exhibit index

Exhibit		Page
No.	Description	No.

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission Files 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2003*
23.1	Consent of KPMG Accountants N.V., The Hague*
23.2	Consent of PricewaterhouseCoopers LLP, London*
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London*
23.4	Consent of KPMG Accountants N.V., The Hague*
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London*
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London*
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London*
99.1	Section 302 Certification of Royal Dutch	E1
99.2	Section 302 Certification of Royal Dutch	E2
99.3	Section 302 Certification of Shell Transport	E3
99.4	Section 302 Certification of Shell Transport	E4
99.5	Section 906 Certification of Royal Dutch*
99.6	Section 906 Certification of Shell Transport*

*	Filed as part of the Original Form 20-F.