Form 20-F/A
period 2002-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2004-07-02
CIK 85486, 89635

20-F/A (Amendment No. 1) 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 1-3788	Commission file number 1-4039
N.V. KONINKLIJKE NEDERLANDSCHE	THE “SHELL” TRANSPORT AND TRADING
PETROLEUM MAATSCHAPPIJ	COMPANY, PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY
(Translation of registrant’s name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands	Shell Centre, London SE1 7NA, England
tel. no: (011 31 70) 377 9111	tel. no: (011 44 20) 7934 1234
(Address of principal executive offices)	(Address of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered	Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each	New York Stock Exchange*	New York Shares representing Ordinary shares of the issuer of an aggregate nominal amount of £1.50 each and evidenced by Depositary Receipts (“New York Shares”)	New York Stock Exchange**
Ordinary shares of 25p each***
*Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.	**Also admitted to unlisted trading privileges on the following Stock Exchanges: Boston, Cincinnati, Midwest, Pacific and Philadelphia.
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
Outstanding as of December 31, 2002: 2,099,285,000 ordinary shares of €0.56 each.	Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Outstanding as of December 31, 2002: 9,667,500,000 Ordinary shares of the nominal amount of 25p each.

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

CRAVATH, SWAINE & MOORE LLP,

CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers, Jr.

20-F/A (Amendment No. 1) 2002

Explanatory Note

Introduction

This Amendment No. 1 (Amendment No. 1) to the Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the SEC on March 31, 2003 (the Original Form 20-F), amends portions of the Original Form 20-F to give effect to the Reserves Restatement (as defined below) and the Financial Restatement (as defined below) by the registrants (including the financial statements of the Royal Dutch/ Shell Group of Companies (the Group)) as described in further detail below. This Amendment No. 1 also gives effect to other changes relating to certain accounting and unaudited oil and gas reserves matters unrelated to the Reserves Restatement and Financial Restatement. Unless otherwise stated or as set forth in the Financial Statements included herein, all information presented in this Amendment No. 1 is as at March 3, 2003.

This Amendment No. 1 amends and restates in their entirety Items 3, 4, 5, 6, 8, 11, 15, 17 and 19 of the Original Form 20-F, and no other information included in the Original Form 20-F is amended hereby.

This Amendment No. 1 does not amend the registrants’ Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) for the year ended December 31, 2001 or any prior period. In addition, the registrants have not amended any financial information furnished to the SEC under cover of Form 6-K for any period to reflect either the Reserves Restatement or the Financial Restatement. The financial statements and related financial information and unaudited oil and gas reserves information contained in such documents have been superseded by the information contained in this Amendment No. 1.

Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as at December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the Reserves Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the financial statements contained in the Original Form 20-F (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. This Amendment No. 1 includes information regarding proved oil and gas reserves that have been restated to give effect to the Reserves Restatement. Please refer to “Supplementary information – Oil and Gas (unaudited)” beginning on page G50 of this Amendment No. 1 for additional information regarding the Reserves Restatement.

Following the January 9, 2004 announcement of the reserves recategorisation described above, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report (as described in further detail under “Controls and Procedures” on pages 65 to 67), Royal Dutch and Shell Transport have determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the Reserves Restatement as proved reserves are as follows:

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

20-F/A (Amendment No. 1) 2002

Financial Restatement

Reserves related adjustments

In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the Financial Statements of the Group and each of the Parent Companies as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000 (the Financial Restatement) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Financial Restatement. The bulk of the impact on the Financial Statements relates to proved developed reserves that were de-booked, with the remaining impact relating to well cost write-offs. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally.

The following table sets forth the adjustments made to reported results to eliminate the effect of the inappropriate overstatement of reserves and to reflect impairments and write-offs of well costs related to the Reserves Restatement:

Net income reserves restatement effects			$ million

	pre 2000	2000	2001	2002

Depreciation, depletion and amortisation	–	(132)	(84)	(166)
Exploration costs	(70)	(7)	(7)	–
Share of operating profit of associated companies	(37)	–	18	–

Income before taxation	(107)	(139)	(73)	(166)

Total tax	61	53	27	65

Income after taxation	(46)	(86)	(46)	(101)
Minority interest	–	6	4	(7)

Net income	(46)	(80)	(42)	(108)

Treatment of exploration costs

The treatment of exploration costs has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs in an area requiring major capital expenditure before production can begin and where commercially producible quantities of reserves have been found. Previously these costs remained capitalised for longer than 12 months following the completion of exploratory drilling provided that the project was being actively progressed towards the development phase. The costs of drilling such exploration wells are now expensed unless either (a) drilling of additional exploratory wells is under way or firmly planned for the near future or (b) proved reserves are booked within 12 months following the completion of exploratory drilling. The Group voluntarily changed its accounting policy under Netherlands GAAP to harmonise it with the treatment employed by the Group under US GAAP. The effect of this change under both US GAAP and Netherlands GAAP is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million) and a reduction in previously reported net assets as at December 31, 2002 of $155 million (2001: $91 million).

Treatment of certain gas contracts

The treatment of certain gas contracts has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to the failure to mark to market in 2002 certain contracts for the sale and delivery of own natural gas production from the UK North Sea. The Group voluntarily changed its accounting policy under Netherlands GAAP to harmonise it with the treatment employed by the Group under US GAAP. The effect of this change under both US GAAP and Netherlands GAAP is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million. There was no effect on any prior year.

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

20-F/A (Amendment No. 1) 2002

Change in accounting policy for inventories

The restatement of the Financial Statements also gives effect to the Group’s election to make a change in accounting principle relating to inventories. Previously, the cost of certain North American inventories had been determined on the last-in first-out (LIFO) method. As a result of this change in accounting principle, the cost of these inventories will be determined on the first-in first-out (FIFO) method. The Group voluntarily changed from the LIFO method for these North American inventories to the FIFO method is being made to achieve a consistent method of determining inventory cost across the Group and harmonises the US GAAP inventory costing method with the method employed by the Group under Netherlands GAAP. The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world, is not an acceptable method under Netherlands GAAP. Additionally, the Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, LIFO is not a permitted method for valuing inventory. The effect of this change in accounting principle under both US GAAP and Netherlands GAAP is an increase in previously reported net income for 2002 of $511 million, a decrease in previously reported 2001 net income of $446 million and an increase in previously reported 2000 net income of $269 million, and to increase previously reported net assets as at December 31, 2002 by $850 million (2001: $339 million; 2000: $783 million). The impact on investments at December 31, 2002 relates to Motiva (2001: Equilon and Motiva).

Presentation of Netherlands GAAP Financial Statements

The Group formerly presented its Financial Statements on the basis of US and Netherlands GAAP. As part of the Financial Restatement the Group now separately presents its Financial Statements under US GAAP and Netherlands GAAP and includes a reconciliation of the differences in the Notes to the Netherlands GAAP Financial Statements.

General

This Amendment No. 1 includes restated Financial Statements as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. Additional disclosure is contained in Note 2, Restatement of previously issued Financial Statements, to the Group Financial Statements included herein regarding the nature of the restatement adjustments and shows the impact of restatement adjustments on fixed assets and inventories as at December 31, 2002 and 2001; the line items in which depreciation, depletion and amortisation expense relating to Exploration and Production is reflected; cost of sales; and operating profit and net income for each year in the three-year period ended December 31, 2002.

20-F/A (Amendment No. 1) 2002

(This page is intentionally blank)

v

20-F/A (Amendment No. 1) 2002

Cross Reference Sheet for Annual Report on Form 20-F

Headings* in this Amendment No. 1 which relate to:

	N.V. Koninklijke Nederlandsche	The “Shell” Transport and
	Petroleum Maatsschappij	Trading Company, Public
Item number and captions	(Royal Dutch Petroleum Company)	Limited Company

1 Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable

2 Offer Statistics and Expected Timetable	Not applicable	Not applicable

3 Key Information	Selected Financial Data – Royal Dutch Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factors	Selected Financial Data – Shell Transport Discussion and Analysis of Financial Condition and Results of Operations – Group Group – Business and Property – risk factors

4 Information on the Company	Introduction – Parent Companies, Group
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property Supplementary information – Oil and Gas (unaudited)
Introduction	Introduction – Parent Companies, Group
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property
Supplementary information – Oil and Gas (unaudited)
Introduction

5 Operating and Financial Review and Prospects	Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group Group – Business and Property – business environment, description of activities, research	Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group Group – Business and Property – business environment, description of activities, research

6 Directors, Senior Management and Employees	Royal Dutch – control of registrant, management, share ownership Note 11 to Royal Dutch Financial Statements Group – Business and Property – personnel	Shell Transport – control of registrant, management, share ownership Note 11 to Shell Transport Financial Statements Group – Business and Property – personnel

7 Major Shareholders and Related Party Transactions	Royal Dutch – control of registrant	Shell Transport – control of registrant

8 Financial Information	Index to Financial Statements and Exhibits Financial Statements – Royal Dutch, Group
Selected Financial Data – Royal Dutch
Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group	Index to Financial Statements and Exhibits Financial Statements – Shell Transport, Group
Selected Financial Data – Shell Transport
Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group

9 The Offer and Listing	Royal Dutch – Nature of trading market	Shell Transport – Nature of trading market

10 Additional Information	Royal Dutch – Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display	Shell Transport – Memorandum and Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display

11 Quantitative and Qualitative Disclosures about Market Risk	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

12 Description of Securities Other than Equity Securities	Not applicable	Not applicable

13 Defaults, Dividend Arrearages and Delinquencies	None	None

14 Material Modifications to the Rights of Security Holders and Use of Proceeds	None	None

15 Controls and Procedures	Controls and Procedures	Controls and Procedures

17 Financial Statements	Financial Statements – Royal Dutch, Group	Financial Statements – Shell Transport, Group

18 Financial Statements	Not applicable	Not applicable

19 Exhibits	Index to Financial Statements and Exhibits	Index to Financial Statements and Exhibits

*	Names of the registrants and references to the Royal Dutch/ Shell Group of Companies appearing in headings have been abbreviated to Royal Dutch, Shell Transport and Group, respectively.

20-F/A (Amendment No. 1) 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Royal Dutch Petroleum Company),

The “Shell” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

Introduction

A     THE PARENT COMPANIES

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company, hereinafter referred to as “Royal Dutch”) was incorporated on June 16, 1890, under the laws of the Netherlands.

The “ Shell ” Transport and Trading Company, Public Limited Company (hereinafter referred to as “Shell Transport”) was incorporated on October 18, 1897, under the laws of England.

Royal Dutch and Shell Transport do not engage in operational activities. They derive the whole of their respective incomes – except for interest income on cash balances or short-term investments – from their respective interests in the companies known collectively as the Royal Dutch/ Shell Group of Companies.

20-F/A (Amendment No. 1) 2002

Introduction       1

20-F/A (Amendment No. 1) 2002

B     ROYAL DUTCH/ SHELL GROUP OF COMPANIES

The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/ Shell Group of Companies. Royal Dutch and Shell Transport are the Parent Companies of the Group but are not themselves part of it. The Royal Dutch/ Shell Group of Companies has grown out of an alliance made in 1907 between Royal Dutch and Shell Transport, by which the two companies agreed to merge their interests on a 60:40 basis while remaining separate and distinct entities. Arrangements between Royal Dutch and Shell Transport provide, inter alia, that, notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interests shall fall in the same proportion.

The illustration on the previous page shows the relationship between the Parent Companies and the Royal Dutch/ Shell Group of Companies.

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

Operating Companies

Present in more than 145 countries and territories around the world, the companies of the Royal Dutch/ Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as Other Activities.

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

The information contained on the list of significant Group companies, including the jurisdiction of incorporation and the Parent Companies’ proportion of ownership, filed as Exhibit 8 to the Original Form 20-F, is incorporated herein by reference.

2       Introduction

20-F/A (Amendment No. 1) 2002

C   PRESENTATION OF INFORMATION

The information in this Amendment No. 1 relating to Royal Dutch has been provided by Royal Dutch and that relating to Shell Transport has been provided by Shell Transport.

The information given in this Amendment No. 1 for the Royal Dutch/ Shell Group of Companies reflects the operational and financial results of Group companies throughout the world. The financial information given is an aggregation of the accounts of all Group companies (except where otherwise indicated) expressed in US dollars.

The companies in which Royal Dutch and Shell Transport directly or indirectly own investments are separate and distinct entities, but in this Amendment No. 1 the collective expressions “Shell” and “Group” are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/ Shell Group in general. Likewise the words “we”, “us” and “our” are sometimes used in some places to refer to companies of the Royal Dutch/ Shell Group in general, and in others to those who work in those companies. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Amendment No. 1 refers to companies in which Royal Dutch and Shell Transport either directly or indirectly have control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Group companies have significant influence but not control are referred to as “associated companies”.

The expression “Operating Companies” as used in this Amendment No. 1 refers to those Group and associated companies which are engaged in various branches of the businesses of oil, natural gas, chemicals, power generation and renewable energy as well as in other businesses. The term “Group interest” is used for convenience to indicate the direct or indirect equity interest held by the Group Holding Companies in a venture or partnership or company (i.e., after exclusion of all third-party interests).

The figures shown in most of the tables in this Amendment No. 1 represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes of Equilon and the Motiva joint venture (following the Group’s additional share purchases in 2002, Equilon is no longer a joint venture), the term “Group share” is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of associated companies to which Group companies are entitled or which is proportionate to the Group interest in those companies.

Except as otherwise specified or as contained in the Financial Statements, all financial information contained in this Amendment No. 1 is presented in accordance with accounting principles generally accepted in the United States.

The discussion and analysis in this Amendment No. 1 contains forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments, potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

D   DOCUMENTS ON DISPLAY

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/ Shell Group of Companies referred to in this Amendment No. 1 that have been filed with the SEC may be examined and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC–0330. All of the SEC filings made electronically by Royal Dutch and Shell Transport are available to the public at the SEC website at www.sec.gov.

Introduction       3

20-F/A (Amendment No. 1) 2002

Royal Dutch/ Shell Group of Companies –
Business and Property

A   ACTIVITIES AND MAJOR INTERESTS

The companies of the Royal Dutch/ Shell Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation, renewable energy (chiefly in wind and solar energy), and other businesses.

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

The breakdown of net proceeds of Group companies by industry segment and by geographical region for the years 2000 to 2002 is set out in the following tables:

Net Proceeds by Industry Segment (as restated)
(including inter-segment sales)			$ million

	2002	2001	2000

Exploration and Production
Third parties	11,901	12,057	13,375
Inter-segment	14,680	13,790	14,195

	26,581	25,847	27,570

Gas & Power
Third parties	16,992	15,721	15,991
Inter-segment	620	705	496

	17,612	16,426	16,487

Oil Products
Third parties	135,544	93,517	104,002
Inter-segment	3,080	2,108	2,280

	138,624	95,625	106,282

Chemicals
Third parties	14,125	13,260	15,205
Inter-segment	1,082	990	1,102

	15,207	14,250	16,307

Corporate and other
Third parties	753	576	480
Inter-segment	17	2	–

	770	578	480

	198,794	152,726	167,126

Net Proceeds by Geographical Area (as restated)
(excluding inter-segment sales)			$ million

	2002	2001	2000

Europe	65,073	62,259	68,060
Other Eastern Hemisphere	33,322	31,866	34,144
USA	62,632	21,095	26,089
Other Western Hemisphere	18,288	19,911	20,760

	179,315	135,131	149,053

The Group Financial Statements have been restated. See Note 2 to the Group Financial
Statements.

4       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

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

From 1983 through 2002 the Brent crude oil price has averaged around $20 a barrel, from 1998 through 2002 averaged approximately $22 a barrel and from 2000 through 2002 the price averaged almost $26 a barrel.

The Group uses a range of prices for crude oil to test opportunities on the downside and look at the upside of potential projects. This method is applied to understand the composition of projects in the portfolio and how these respond over a broad range of prices or margins. The crude oil price outlook for 2003 is uncertain and impacted by developments in the Middle East and Venezuela. The Group evaluates investments using multiple price conditions, including price conditions of less than $20 a barrel to assess the resilience of investments at low-price conditions.

Crude oil reference price conditions are determined after careful assessment of short, medium and long-term drivers of oil and gas prices under different sets of assumptions, yielding a range of prices to be used in evaluation. With regard to 2002, crude oil prices were higher than the conservative expectations of our reference price conditions but within the bounds of our sensitivity analyses. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand. Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.

Oil demand growth was exceptionally weak in 2002 at just under 0.2 million barrels/day due to a slow economic recovery in the USA and a first quarter mild winter, and fell well below the average annual increase of 1.0 million barrels/day for the past ten years. Demand growth for 2003 is expected to move closer to this ten-year average, but there are more uncertainties than usual given continued weakness of equity markets, risk of further terrorist actions, impact of high oil prices due to supply disruptions from Venezuela and Iraq and a tight OPEC supply policy.

The drivers of natural gas prices are more regionalized than the relatively global nature of crude oil pricing. Whilst Henry Hub prices are recognised price benchmarks in North America, the Group also produces natural gas in other areas that have significantly different supply, demand and regulatory circumstances.

For the full year 2002, Henry Hub gas prices averaged $3.33 per million British Thermal Units (Btu) compared to $4.10 per million Btu in 2001 (when gas prices spiked to around $10 in the 2000/2001 winter). Prices strengthened towards the end of 2002. In the fourth quarter of 2002, Henry Hub gas prices averaged $4.27 per million Btu, with prices over $1 higher than in the third quarter of 2002 and almost $2 more than a year ago. Higher prices were driven by a rundown in levels of gas in storage below prior year levels. Concerns about production declines onshore USA and Western Canada also contributed to higher prices. In contrast, a year ago, storage was reaching record levels. Henry Hub prices for 2003 are expected to firm.

Natural gas prices in Continental Europe and Asia are predominantly indexed to oil prices. In 2002, Japan industry wide LNG (cif) prices averaged $4.27 per million Btu versus $4.64 per million Btu in 2001. Shell LNG is primarily sold through associated companies, with prices closely related to industry averages. Realised Shell gas prices in Europe averaged $2.70 per million Btu in 2002 versus $2.78 per million Btu in 2001.

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

A weak global economy reduced demand for oil products, together with rising oil prices, put pressure on refining and marketing margins. Industry refining margins were at their lowest level for a decade throughout most of the year, and gross fuel marketing margins declined in all regions. Refining margins recovered temporarily in October and November when the seasonal product demand increase coincided with falling crude oil prices.

Royal Dutch/Shell Group of Companies – Business and Property  5

20-F/A (Amendment No. 1) 2002

Refining margins are expected to recover in 2003 modestly from the low levels in 2002 with improved product demand but much will depend on crude oil supply availability, the severity of the northern hemisphere winter and the pace of global economic recovery, particularly in the USA. Refining margin levels in Asia Pacific are likely to continue to be depressed by surplus refinery capacity in the region. Marketing margins will remain subject to competitive pressures in individual markets and to the direction of crude oil price and exchange rate movements.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from 2001.

C   GENERAL DEVELOPMENT OF THE BUSINESS

Total capital investment in 2002 amounted to $24.6 billion, including acquisitions. Four important acquisitions were completed in 2002; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco’s interests in Equilon and Motiva. Excluding major acquisitions, capital investment totalled $14.2 billion.

The total five year (1998-2002) reserves replacement ratio is 80% (83% for oil, including natural gas liquids, and 75% for gas). These replacement ratios reflect a restatement of the information contained under the same heading in the Original Form 20-F.

Group and associated companies’ natural gas production available for sale through the end of 2002 has increased by 10% since 2000. Investment continues in the expansion of existing operations and in major new pipelines. Moreover, additional liquefied natural gas (LNG) projects and Gas to Liquids plants are being considered in several countries. Gas is the environmentally preferred fuel for power generation and demand for both gas and electricity is expected to grow.

Group companies continue to pursue a policy of a diversified supply base, and they trade actively in crude oil and its refined products throughout the world. Major acquisitions in the USA, the world’s largest market and in Germany, Europe’s largest market, have strengthened Oil Products’ competitive position and enhanced the quality of the global portfolio. This has reinforced the objective of Oil Products of leading the global downstream industry. Furthermore, the Group will continue to address environmental concerns through tighter product specifications. Above all, Group companies will maintain their emphasis on innovative customer offers, portfolio optimisation and structural cost reduction. Both refining and marketing operations have maintained efforts to improve their health, safety and environmental performance.

After a period when the focus has been on divestment, attention in the Chemicals business in 2002 turned to strengthening and enhancing the portfolio. A single marketing and supply company for Europe was established in order to improve speed and efficiency for customers and suppliers. The final investment decision to proceed with construction of the $4.3 billion Nanhai petrochemicals complex in southern China was taken during 2002. The completion during 2002 of a new olefins and alcohols unit at the Geismar plant in Louisiana consolidated the Group’s position as a major player in these products. Further strengthening of the portfolio was achieved through the completion during 2002 of a styrene monomer/ propylene oxide business unit in Singapore, and a benzene plant at Moerdijk, the Netherlands.

In 2002, Renewables became one of the largest global solar photovotaic (pv) participants by acquiring the balance of shares in its solar joint venture with Siemens and E.On, and continued its growth in the wind energy sector with the development of two wind parks in California, Whitewater Hill and Cabazon Pass.

All the business activities described in this section are supported by research. The finding of oil and gas, the enhancement of recovery from existing fields and the engineering of offshore structures, are subjects that receive particular attention, as do the products and processes of oil refining, gas processing and chemicals manufacturing.

D   RISK FACTORS

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Amendment No. 1.

Price fluctuations

Oil, natural gas and chemical prices can vary as a result of changes in supply and demand for products, which may be global or limited to specific regions and influenced by factors such as economic conditions, weather conditions or action taken by major oil exporting countries.
6       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

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

Reserve estimates

Restated unaudited information on oil and gas reserves is set forth on pages G50 to G61. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and determinations based on available technical and economic information. These judgements may change based on new information or changes in economic conditions. Accordingly, oil and gas reserves are subject to revisions, which may have an adverse impact on the Group.

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

E   DESCRIPTION OF ACTIVITIES

1   Exploration and Production

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

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
Royal Dutch/Shell Group of Companies – Business and Property  7

20-F/A (Amendment No. 1) 2002

generally have in common that they are granted by or entered into with a government, government entity or state oil company, and that the exploration risk practically always rests with the oil company. Of these agreements, the following are most relevant to Group interests:

•	Licences (or concessions) which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint-venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases the state oil company or agency has an option to purchase a certain share of production.

•	Production sharing contracts entered into with a state or state oil company obligate the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/ revenue-dependent basis. In some cases the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per-field basis.

Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 14 to 15.

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out in the restated unaudited supplementary oil and gas information on pages G50 to G61. Particular reference is made to the statement: Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves also include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but which do not transfer title of the product to those Group companies.

For information regarding the Reserves Restatement please refer to “Supplementary information – Oil and Gas (unaudited)”.

As described in the Explanatory Note at ii, the Group has restated its proved reserves.

Proved Developed and Undeveloped Reserves (as restated)a

(at December 31)		million barrels

	2002	2001	2000

Crude oil and natural gas liquids
Group companies	6,405	6,107	6,012
Group share of associated companies	933	719	895

	7,338	6,826	6,907

	thousand million standard cubic feet

Natural gas
Group companies	40,290	42,059	41,453
Group share of associated companies	3,412	2,819	3,232

	43,702	44,878	44,685

a	Excludes oil sands.

Capital Expenditure and Exploration Expense by Geographical Areaa (as restated)

(oil and gas exploration and production only)		$ million

	2002	2001	2000

Europe	7,519	1,236	1,024
Africa[b]	1,674	1,235	749
Asia Pacific[c]	537	1,506	404
Middle East, Russia, CIS[d]	785	473	398
USA	2,015	2,009	1,217
Other Western Hemisphere	600	426	355

	13,130	6,885	4,147

8       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

a	Capital expenditure Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amounts above exclude capital expenditure relating to the Athabasca Oil Sands Project. In addition, the amount shown above includes acquisitions and the costs of acquiring Enterprise Oil in 2002 of $5.3 billion has been included within the amount shown for Europe.

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

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Average Production Costs of Group Companies by Geographical Area

(as restated)	$/barrel of oil equivalent

	2002	2001	2000

Europe	2.94	2.35	2.42
Africa[a]	2.75	2.54	2.44
Asia Pacific[b]	2.31	1.92	1.77
Middle East, Russia, CIS[c]	2.64	2.38	2.56
USA	2.61	2.38	2.10
Other Western Hemisphere	4.52	3.79	4.61

Total Group	2.81	2.41	2.45

a	Excludes Egypt.

b	Excludes Sakhalin.

c	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch/Shell Group of Companies – Business and Property  9

20-F/A (Amendment No. 1) 2002

Crude oil and natural gas liquids production[a]
(as restated)	thousand barrels daily

	2002[b]	2001	2000	1999	1998

Europe
UK	402	311	378	402	373
Denmark	140	130	129	118	109
Norway	131	89	87	83	87
Netherlands	9	10	13	13	14
Germany	5	6	6	6	7
Others	9	1	*	*	*

	696	547	613	622	590

Other Eastern Hemisphere
Africa
Nigeria	215	250	239	212	232
Gabon	46	56	69	89	110
Cameroon	17	19	21	22	25
Others	2	3	3	3	3

	280	328	332	326	370

Asia Pacific
Australia	92	99	111	47	54
Brunei	101	97	95	86	74
Malaysia	59	60	56	66	76
China	24	23	25	20	27
Thailand	15	16	18	18	18
New Zealand	29	30	9	10	12
Others	5	–	–	–	–

	325	325	314	247	261

Middle East, Russia, CIS
Oman[c]	319	327	326	299	284
Abu Dhabi	100	94	96	82	90
Syria	49	48	50	71	88
Yemen	–	–	–	–	14
Egypt[d]	11	14	10	7	7
Others	46	23	9	1	–

	525	506	491	460	483

Total Other Eastern Hemisphere	1,130	1,159	1,137	1,033	1,114

USA	442	411	417	504	521

Other Western Hemisphere
Canada	43	47	46	48	68
Colombia	–	–	–	–	18
Others	48	47	49	48	43

	91	94	95	96	129

Total	2,359	2,211	2,262	2,255	2,354

*	Less than one thousand barrels daily

million tonnes a year

Metric equivalent	118	111	113	113	118

a	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Royalty purchases are excluded. In those countries where production-sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Exceptionally, the minority interest is deducted in respect of production volumes given for Petroleum Development Oman.

d	Egypt was previously included in Africa.

10       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

Natural gas production available for sale[a]

(as restated)			million standard cubic feet daily

	2002[b]	2001	2000	1999	1998

Europe
Netherlands	1,527	1,555	1,431	1,520	1,616
UK	1,148	1,196	1,118	967	824
Germany	408	428	450	484	489
Denmark	313	309	300	312	310
Norway	242	176	199	230	202
Others	29	20	17	16	14

	3,667	3,684	3,515	3,529	3,455

Other Eastern Hemisphere
Africa
Nigeria	244	219	177	78	84

	244	219	177	78	84

Middle East
Oman	786	553	459	119	–
Egypt	232	248	140	105	103
Syria	16	18	23	27	47

	1,034	819	622	251	150

Asia Pacific
Malaysia	664	580	553	634	597
Brunei	508	491	450	455	480
Australia	373	379	367	361	360
New Zealand	461	470	157	148	129
Others	119	108	98	86	48

	2,125	2,028	1,625	1,684	1,614

Total Other Eastern Hemisphere	3,403	3,066	2,424	2,013	1,848

USA	1,679	1,598	1,644	1,774	1,738

Other Western Hemisphere
Canada	473	507	478	473	587
Others	64	47	35	46	51

	537	554	513	519	638

Total	9,286	8,902	8,096	7,835	7,679

a	By country of origin from gas produced by Group and associated companies (Group share). In those countries where production sharing contracts operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

Royal Dutch/Shell Group of Companies – Business and Property  11

20-F/A (Amendment No. 1) 2002

	million standard cubic metres daily

	2002[a]	2001	2000	1999	1998

Europe
Netherlands	43	44	40	43	46
UK	32	34	32	27	23
Germany	12	12	13	14	14
Denmark	9	9	8	9	9
Norway	7	5	6	7	6
Others	1	*	*	*	*

	104	104	99	100	98

Other Eastern Hemisphere
Africa
Nigeria	7	6	5	2	2

	7	6	5	2	2

Middle East
Oman	22	16	13	4	–
Egypt	7	7	4	3	3
Syria	*	1	1	1	2

	29	24	18	8	5

Asia Pacific
Malaysia	19	16	16	18	17
Brunei	14	14	13	13	13
Australia	11	11	10	10	10
New Zealand	13	13	4	4	4
Others	3	3	3	2	1

	60	57	46	47	45

Total Other Eastern Hemisphere	96	87	69	57	52

USA	48	45	46	50	49

Other Western Hemisphere
Canada	13	15	14	13	17
Others	2	1	1	1	1

	15	16	15	14	18

Total	263	252	229	221	217

*	Less than one million cubic metres daily

a	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

12       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

Location of activities[a,b] (at December 31, 2002)

	Exploration		Production		Shell Operator[c]

	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore

Europe
Austria	●		●		●
Denmark		●		●
Germany			●	●	●
Ireland		●				●
Italy			●		●	●
Netherlands	●	●	●	●	●	●
Norway		●		●		●
UK		●		●		●

Africa
Angola		●
Cameroon		●		●		●
Gabon	●	●	●		●	●
Morocco		●				●
Nigeria	●	●	●	●	●	●

Asia Pacific
Australia	●	●		●		●
Bangladesh	●	●		●	●	●
Brunei	●	●	●	●	●	●
China	●	●		●	●	●
Malaysia		●		●		●
New Zealand	●	●	●	●	●	●
Pakistan	●	●	●			●
Philippines		●		●		●
Thailand	●		●		●	●

Middle East, Russia, CIS
U.A.E. (Abu Dhabi)	●		●
Azerbaijan		●
Egypt	●	●	●	●	●	●
Iran				●		●
Kazakhstan	●	●			●
Oman	●		●		●
Russia	●	●	●	●	●	●
Syria			●		●

USA
USA	●	●	●	●	●	●

Other Western Hemisphere
Argentina	●		●		●
Canada	●	●	●	●	●
Brazil		●		●		●
Trinidad		●				●
Venezuela				●		●

a	Including associated companies.

b	Where an associated company has properties outside its base country, those properties are not shown in this table.

c	In several countries where “Shell Operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

Royal Dutch/Shell Group of Companies – Business and Property  13

20-F/A (Amendment No. 1) 2002

Oil and gas acreage (as restated) (at December 31)[a,b,c]			thousand acres				thousand acres

			2002				2001
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,417	3,259	19,752	6,930	9,570	3,031	12,616	4,581
Africa[d]	6,289	1,886	25,394	15,516	6,489	1,984	20,804	11,658
Asia Pacific[e]	3,964	1,864	118,471	40,453	3,762	1,816	115,294	41,691
Middle East, Russia, CIS[f]	35,448	11,435	18,544	12,771	34,509	11,021	22,921	15,379
USA	1,557	754	4,670	3,183	1,599	702	3,931	2,609
Other Western Hemisphere	832	509	33,338	22,841	767	492	35,709	22,001

	58,507	19,707	220,169	101,694	56,696	19,046	211,275	97,919

Number of productive wells (at December 31)[a,b]

			2002				2001
	Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	2,002	533	1,454	458	1,618	429	1,299	427
Africa[d]	1,399	446	42	13	1,614	550	45	15
Asia Pacific[e]	1,317	726	205	95	1,242	588	199	91
Middle East, Russia, CIS[f]	3,456	1,085	179	115	3,210	1,031	131	91
USA	15,686	8,294	945	686	16,717	8,511	956	658
Other Western Hemisphere	112	110	314	259	86	86	298	251

	23,972	11,194	3,139	1,626	24,487	11,195	2,928	1,533

Number of net productive wells and dry holes drilled[a] (as restated)

		2002		2001		2000		1999		1998
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration
Europe	3	4	2	4	3	3	5	2	6	6
Africa[d]	4	4	3	–	4	1	4	1	1	3
Asia Pacific[e]	3	3	8	12	5	6	9	9	4	12
Middle East, Russia, CIS[f]	5	4	7	3	7	4	3	5	8	4
USA	10	4	2	4	9	4	8	9	18	16
Other Western Hemisphere	2	2	3	3	1	2	–	13	6	9

	27	21	25	26	29	20	29	39	43	50

Development
Europe	55	–	30	10	19	–	32	2	46	1
Africa[d]	41	–	17	–	12	–	26	–	23	1
Asia Pacific[e]	42	1	56	2	41	3	37	–	42	3
Middle East, Russia, CIS[f]	83	12	90	9	99	7	84	2	113	2
USA	559	1	549	2	492	3	290	–	555	8
Other Western Hemisphere	31	–	25	–	10	1	14	2	49	–

	811	14	767	23	673	14	483	6	828	15

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

d	Excludes Egypt.

e	Excludes Sakhalin.

f	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

14       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

thousand acres				thousand acres				thousand acres

		2000				1999				1998
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

9,399	2,973	13,951	4,920	10,162	3,218	16,697	5,790	10,078	3,189	20,141	7,640
6,491	1,973	18,963	11,261	6,224	1,916	18,535	9,077	6,527	2,142	41,518	20,183
3,766	1,599	85,219	37,893	4,114	1,712	87,569	47,060	4,454	2,197	85,651	49,694
34,504	10,962	25,546	18,648	34,342	10,902	29,694	18,969	33,915	10,608	31,211	17,130
1,967	934	4,280	2,743	3,642	1,245	6,074	3,499	4,290	1,331	8,054	4,485
1,198	824	49,219	27,368	1,149	850	61,344	33,215	1,430	1,052	39,910	25,699

57,325	19,265	197,178	102,833	59,633	19,843	219,913	117,610	60,694	20,519	226,485	124,831

		2000				1999				1998
Oil		Gas		Oil		Gas		Oil		Gas

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1,640	442	1,349	438	1,642	447	1,359	436	1,603	437	1,334	424
1,663	565	47	16	1,700	573	46	15	1,513	540	35	11
1,162	542	199	77	1,638	753	226	77	1,616	763	197	80
3,085	990	86	66	2,961	945	80	61	2,908	946	43	28
17,870	8,870	1,044	627	28,165	11,636	1,631	845	27,818	10,679	1,909	938
338	193	274	230	413	267	259	223	1,009	650	260	226

25,758	11,602	2,999	1,454	36,519	14,621	3,601	1,657	36,467	14,015	3,778	1,707

Number of wells drilling (at December 31, 2002)[a,b]

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	2	1	31	9	33	10
Africa[c]	2	–	8	3	10	3
Asia Pacific[d]	3	1	6	3	9	4
Middle East, Russia, CIS[e]	4	1	49	18	53	19
USA	6	3	16	10	22	13
Other Western Hemisphere	3	2	7	5	10	7

	20	8	117	48	137	56

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

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

Exploration and Production licences are awarded under the terms of Germany’s Federal Mining Law. Most licences are awarded to more than one company and are governed by consortia (joint-ventures). Operatorship is normally awarded to the party holding

Royal Dutch/Shell Group of Companies – Business and Property  15

20-F/A (Amendment No. 1) 2002

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

Italy During 2002 the Italian business of Enterprise Oil (Group interest 100%) was acquired as a part of the Group’s acquisition of Enterprise Oil. The main assets are onshore in southern Italy and include various interests in producing assets (Monte Alpi, Monte Enoch and Cerro Falcone), development projects (including Tempa Rossa) and nearby exploration prospects.

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

The acquisition of Enterprise Oil in 2002 for cash consideration of $5.3 billion was the most significant change to the Group’s upstream portfolio, adding new developments and exploration acreage in Ireland, Italy, Norway, the UK, the USA, Brazil and Russia (see respective write-ups in this section). In the UK, interest in various exploratory and producing assets such as Pierce, Nelson and Beryl, was acquired as part of the Group’s acquisition of Enterprise Oil.

16       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

Also during 2002 Shell UK increased its ownership interest in the Goldeneye development from 41.5% to 48%.

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

Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei government). The company, which has renewable long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%) (see also page 22.)

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

Gabon Shell Gabon (Group interest 75%) has interests in 6 onshore mining concessions/ exploitation permits, two of which (Rabi/Kounga and Gamba/ Ivinga) are operated by the company. The Rabi/Kounga concession was transferred to a production sharing contract as of January 1, 2003. This production sharing contract expires in 2013 and may be extended until 2018. The Gamba/ Ivinga concession expires in 2042 and all other concessions expire between 2010 and 2018. Production in Gabon is dominated by the Rabi field, which is operated by Shell Gabon holding 42.5% equity in the field. Shell Gabon’s portfolio also includes 4 exploration permits, one around the Gamba/ Ivinga concession, two near the Rabi field, and one directly offshore Libreville.

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

Royal Dutch/Shell Group of Companies – Business and Property  17

20-F/A (Amendment No. 1) 2002

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

As part of the Group’s acquisition of Enterprise Oil, SOC acquired interests in the Boomvang development, which started production in 2002, and in the Tahiti discovery. SOC also acquired additional interests in the Pinedale field in the Rocky Mountain region as a result of two separate transactions.

Shell Oil holds a 52% interest in a USA-based exploration and production joint venture: Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.

Other Western Hemisphere

Brazil Shell Brasil Ltda. (Group interest 100%) has interests in fourteen deepwater exploration blocks – five operated (BS-4, BC-10, BM-C-10, BM-ES-10 and BM-C-25) and nine non-operated (BC-2, BM-FZA-1, BM-S-8, BM-C-8, BM-C-14, BM-S-17, BM-S-19, BM-SEAL-5 and BM-S-31). Group interest in these blocks ranges from 15% to 100%.

During 2002, as a part of the Group’s acquisition of Enterprise Oil, Shell Brasil acquired and retained interests in six of these deepwater exploration blocks – one operated (BM-ES-10) and five non-operated (BM-C-8, BM-C-14, BM-S-17, BM-S-19, BM-SEAL-5). Interest in these blocks ranges from 15% to 100%. Also acquired was an 80% interest in the Bijupirá and Salema oil fields, currently under development.

The Group retains an interest through Pecten Victoria Inc. in the revenue stream from the producing offshore Merluza gas field. The field is operated by Petrobras.

18       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

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

Shell Canada produces heavy oil through thermal recovery in the Peace River project and is nearing completion of its new heavy oil project in the Athabasca oil sands area. Shell Canada holds 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce synthetic crude from oil sand leases in northern Alberta. The AOSP is comprised of the following:

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

Production of bitumen from the Muskeg River Mine commenced in October 2002, with commissioning of the bitumen pipeline and upgrader also progressing on schedule. First synthetic crude from the upgrader is scheduled for early 2003. The production of bitumen and synthetic crude is considered under the SEC’s regulations to be mining activity rather than oil and gas activities.

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

Angola Shell Development Angola B.V. (SDAN) has interest of 50% in Block 18, 10% in Block 21 and 15% in Block 34. During 2004, divestment of SDAN’s interest in Block 18 has been announced and is likely to be completed in 2004.

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

Bangladesh A Group company held a 50% interest in and was operator of Blocks 15 and 16, a 37.5% interest in the producing Sangu gas field (located in Block 16) and a 22% interest in Block 7. Another Group company held 45% interest in and is operator of a joint venture owning Block 5 and Block 10 (exploration only). These interests have been disposed of.

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

Royal Dutch/Shell Group of Companies – Business and Property  19

20-F/A (Amendment No. 1) 2002

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

Morocco A Group company owns an exploration licence for 5 deepwater blocks named Rimella. The exploration contract calls for 7% royalty on oil and 3.5% royalty on gas. The exploration licence is for a period of two years with two extensions of two years subject to a minimum work commitment.

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

Thailand A Group company held a 75% interest in and is operator of the producing Sirikit concession and an interest in the non-producing offshore Block B6/27. These interests were disposed of in 2004.

Trinidad Trinidad Shell EP (TSEP) (Group interest 100%) holds 55% interest in and is operator of deepwater Block 25a.

2   Gas & Power

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

The Gas & Power business encompasses: processing, selling and delivering natural gas by long-distance pipeline and – in liquefied form – by tanker; selling and delivering liquid by-products of natural gas processing and Gas to Liquids conversion; marketing and trading of natural gas and electricity to industrial and commercial customers; and developing and operating independent power plants.

Utilisation of plant capacity			%

	2002	2001	2000	1999	1998

Liquefied natural gas (LNG)	97	92	89	93	89

20       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

Processing Liquefied natural gas (LNG) plants		Group	100% capacity

Location, Group interest in plants[a] and capacity (at December 31, 2002)		interest	million tonnes

		%	a year

Malaysia	Bintulu	15	15.9
Australia	Karratha	22	7.5
Brunei	Lumut	25	7.1
Oman	Qalhat	30	6.6
Nigeria	Bonny	26	8.8

Regasification terminal

Belgium	Zeebrugge	17	3.9

Liquefied natural gas sales volumes			million tonnes

	2002	2001	2000	1999	1998

Malaysia	2.3	2.3	2.3	2.2	2.2
Australia	1.7	1.7	1.7	1.7	1.7
Brunei	1.7	1.7	1.7	1.6	1.5
Oman	1.9	1.7	0.7	–	–
Nigeria	1.5	1.5	1.1	–	–

Total	9.1	8.9	7.5	5.5	5.4

a	Percentage rounded to nearest whole percentage point where appropriate.

Europe

Belgium A 16.7% Group interest is held in both Distrigaz, now a Belgian gas marketing and trading company, and Fluxys, into which Distrigaz’s pipeline and transportation interests were transferred in 2001.

Germany Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB), a joint venture with ExxonMobil in which a Group company holds a 50% interest, is the major producer of oil and gas in Germany, and also one of the country’s major gas transmission companies. Group companies have minority shareholdings in major gas transmission and distribution companies, including Thyssengas (25%), Avacon (1.2%, through BEB), Erdgas Munster (15% through BEB), Verbundnetz Gas (5.3% through BEB), and in pipeline companies METG, SETG and NETG (12.5% through Thyssengas). In 2002 the Group divested its indirect participation in HEIN GAS Hamburger Gas Werke (5.1% through BEB) and its direct participations of 16.7% in METG and 25% in SETG. In 2002, the sale of the indirect 14.75% interest in Ruhrgas was agreed subject to final clearance. In March 2003 the sale was closed.

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

Other Eastern Hemisphere

Australia A Group company directly and indirectly has a 22.3% interest in the liquefied natural gas (LNG) export phase and a 25.5% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North-West Shelf (NWS) (see page 17). Sale and purchase agreements with eight Japanese utilities call for the supply of LNG at a rate of some 7.3 million tonnes a year, equivalent to some 27 million cubic metres of gas a day. Currently, the joint venture is constructing a fourth LNG

Royal Dutch/Shell Group of Companies – Business and Property  21

20-F/A (Amendment No. 1) 2002

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

Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). In March 1993 the company’s main contract, to supply LNG to three power and gas utilities in Tokyo and Osaka, was extended for a further 20 years at an increased sales quantity of some 5.5 million tonnes a year. In 2002, the total sales quantity was some 6.8 million tonnes, mainly to Japan and Korea, but supplemented by small sales to the US and Europe. The LNG continues to be delivered in a fleet of 7 LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest now 25%, following sale of 25% to a partner in BLNG during 2002), as well as a larger vessel, brought into service in June 2002, owned by Brunei Gas Carriers Sendirian Berhad (Group interest 10%).

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

Malaysia Exports of LNG from Sarawak by Malaysia LNG Sendirian Berhad (MLNG – Group interest 15%) began in January 1983 to two Japanese customers. The contract delivery rate was increased to 7.6 million tonnes of LNG a year in 1993. Three additional liquefaction trains (Group interest 15%) came on stream at the end of 1995 (MLNG Dua), doubling capacity to some 15.9 million tonnes a year, with customers in Japan, South Korea and Taiwan. For the export volume, gas is supplied from fields operated by Group companies (see page 17). Construction of a third expansion to the Bintulu facilities, MLNG Tiga (Group interest 15%), is on-going and scheduled for completion in the first half of 2003.

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

Nigeria A LNG plant owned by Nigeria LNG Limited (NLNG) (Group interest 25.6%) started up in October 1999. The plant produces some 5.9 million tonnes of LNG a year from two LNG trains (Trains 1&2) for export under long-term contracts to customers in Europe. A final investment decision was taken in February 1999 by the shareholders of NLNG to expand the existing venture, through the construction of an additional 2.9 million tonnes per annum LNG train and associated LPG facilities. The third train commenced production in the fourth quarter 2002, three months ahead of schedule. LNG volumes from this expansion have been sold under long-term contracts to existing customers. In the first quarter of 2002, the shareholders of NLNG committed to the “NLNG Plus” project, a further two-train expansion (Trains 4&5), to supply US and European markets. NLNG Plus will increase NLNG’s production capacity to approximately 16.7 million tonnes a year of LNG and 2.5 million tonnes a year of LPG in 2006.

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

22       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

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

3   Oil Products

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

(a) Overview

Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers.

The Group has an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services.

Royal Dutch/Shell Group of Companies – Business and Property  23

20-F/A (Amendment No. 1) 2002

The Oil Products business operates the world’s largest single branded retail network, serving some 25 million retail customers a day through 55,000 service stations. Convenience retailing, offering a wide range of products, continues to show steady growth in revenues, gross margin and income. In addition, the Oil Products business serves around one million industrial and commercial customers; from small family-run businesses through to multinational companies. Lubricants, fuels and other speciality products are supplied to industrial sectors as diverse as mining, automotive manufacturing, food processing and steel-making. Underpinning Shell’s marketing strength is the Shell brand. The Shell brand is one of the most trusted and reputable in the world. The Shell Global Brand Tracker is run annually, measuring in a structured and objective way the health of the Shell brand across the world, and enables Shell companies to assess their competitive strength and brand appeal. The latest study confirmed Shell’s global lead in terms of Brand Preference – it was the most preferred brand in 30 of the 50 markets covered. The reach of the brand – with a Shell presence in over 145 countries and territories – provides the opportunity to combine the benefits of global operations with a strong brand affiliation.

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

Shell Global Solutions brings the Group’s technology and experience to market by providing industry customers with innovative solutions to improve their performance.

Oil Products actively manages the health and safety risk of its operations and products for staff, contractors, customers and neighbours. All Oil Products business activities are covered by structured HSE management systems.

USA Oil Products activities in the USA are carried out through various Shell Oil Company subsidiaries.

In early 2002, Shell Oil Company acquired the 44% Texaco Inc. interest in Equilon Enterprises LLC, which is now doing business as Shell Oil Products US. At the same time Shell Oil Company and Saudi Refining, Inc. acquired Texaco’s interest in Motiva Enterprises LLC, making each company a 50% owner of that business. Shell Oil Company also holds a 50% interest in the Deer Park Refining Limited Partnership, which is a joint venture between Shell Oil Company and a subsidiary of Mexico’s national oil company Petroleos Mexicanos (Pemex).

Together, Shell Oil Products US and Motiva hold a significant position in the US refined products industry, having an approximate 15% share of the US gasoline market. At the end of 2002, the two companies together with Deer Park Refining Limited Partnership had 9 refineries with a combined capacity of approximately 1.7 million barrels per day, interests in approximately 25,000 miles of pipelines and some 21,000 retail outlets.

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

The purchase of Pennzoil-Quaker State Company was completed in October 2002 after regulatory clearance. The transaction has a total equity value of $1.9 billion and debt of $1.3 billion. This acquisition will make the Group a leader in both passenger car motor oil and diesel engine oil in the USA. This acquisition aligns with the Group’s strategy to become a leader in the global lubricants market.

In 2002, Shell Oil Company sold its pipeline assets in West Texas including the Permian Basin gathering system and the Basin and Rancho pipelines to Plains All American Pipeline, L.P.

In February 2003, Shell Oil Company announced the proposed sale of the majority of the company’s onshore crude pipeline systems. The assets to be sold are the Ozark pipeline, the W. Tulsa 10-inch pipeline, the Cushing Tank Farms, Poplar pipeline and the Powder River and Baker gathering systems. In addition, Shell Pipeline’s ownership interest in the Capline, Capwood, Woodpat, Osage and Little Missouri pipeline systems will be sold. During 2003, several of these transactions were completed, including the Michigan gathering system sale completed in December; the Poplar/Butte/Baker Gathering/Powder River/Little Missouri sale completed in December; the Cushing Ozark/Woodpat/Osage sale closed in quarter one 2004; and the Capline/Capwood sale also closed in quarter one 2004.

Canada Shell Canada (Group interest 78%) owns 3 refineries in Alberta, Ontario and Quebec, with a total refinery capacity of 0.3 million barrels per day and a network of some 1,800 service stations. Under a joint agreement Shell Canada holds 60 per cent interest in the Athabasca Oil Sands Project in Northern Alberta. This includes the Muskeg River mine and the Scotford upgrader. Bitumen production started late in 2002, with synthetic crude production coming soon after.

24       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

The synthetic crude feedstock from the upgrader will be processed at the Scotford refinery, which was ranked as “Best-in-Class” (first out of 132 refineries in North America) in the 2000 Solomon benchmarking study.

Shell Europe Oil Products (SEOP)

SEOP has a presence in 34 countries. Group companies have 11 refineries with a total capacity of 1.6 million barrels per day. In addition, associated companies have 8 refineries with a capacity of 1.1 million barrels per day (Group interest 0.3 million barrels per day). There are a total of some 13,000 service stations. Growth has been realised in recent years in Central and Eastern Europe and in the launch of differentiated fuels which are now present in 20 countries.

In January 2002, a Group company entered into a refining and marketing joint venture (50:50) with RWE-DEA in Germany, the largest oil products market in Europe and in July took ownership of 100% of the venture. The cash consideration of $1.3 billion will be paid in July 2003.

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

Shell Oil Products East (SOPE)

SOPE, encompassing the Middle East and Asia Pacific, operates in 38 countries. At the end of 2002 Group companies have 6 refineries with a refinery capacity of some 1.0 million barrels per day. Furthermore, associated companies have 8 refineries with total capacity at the end of 2002 of 1.0 million barrels per day (Group interest 0.3 million barrels per day).

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

Africa, South and Central America

The Group has a presence in 72 countries. As at the end of 2002 Group companies have 2 refineries with a combined refinery capacity of some 0.3 million barrels per day. Associated companies have 8 refineries with a total capacity at the end of 2002 of 0.3 million barrels per day (Group interest 0.1 million barrels per day).

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

Shell Aviation is a world leader in the marketing of aviation fuel and in the operation of airport fuelling. Every day at over 800 airports in 90 countries, Shell Aviation fuels some 20,000 aircraft and supplies over 23 million gallons (87 million litres) of fuel. In 2002 Shell Aviation was recognised by global airlines as the World’s best Jet Fuel Marketer, winning the coveted Armbrust Aviation award for the third time in five years.

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

Royal Dutch/Shell Group of Companies – Business and Property  25

20-F/A (Amendment No. 1) 2002

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

Shell Global Solutions brings the Group’s technology and technical experience to market by providing industry and other Group companies with innovative solutions to improve their performance. Shell Global Solutions has an extensive network of offices around the world, with primary commercial centres now operating in the USA, Europe and Asia Pacific. The business has shown a steady growth in revenues over the last 3-4 years.

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

26       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

REFININGa

Cost of crude oil processed or consumed	$ per barrel

(including upstream margin on crude supplied by Group and associated exploration and production companies)

2002	2001	2000	1999	1998

24.35	23.56	27.50	17.58	12.58

Operable crude oil distillation capacity[b]	thousand barrels daily[c]

	2002	2001	2000	1999	1998

Europe	1,809	1,400	1,395	1,546	1,591
Other Eastern Hemisphere	1,108	1,155	1,099	1,073	1,072
USA	1,075	689	222	222	324
Other Western Hemisphere	395	398	372	371	364

	4,387	3,642	3,088	3,212	3,351

Crude oil processed[d]	thousand barrels daily[c]

	2002	2001	2000	1999	1998

Europe	1,701	1,309	1,337	1,531	1,602
Other Eastern Hemisphere	870	933	899	918	968
USA	996	624	196	188	282
Other Western Hemisphere	314	361	355	352	355

	3,881	3,227	2,787	2,989	3,207

Group share of associated companies	473	480	1,117	1,139	1,072

Crude oil distillation unit intake as percentage

of operable capacity[e]	%

	2002	2001	2000	1999	1998

Europe	94	95	97	99	101
Other Eastern Hemisphere	84	90	85	90	93
USA	91	91	88	86	87
Other Western Hemisphere	86	91	98	97	97

Worldwide	90	92	92	95	97

Refinery processing intake[f]	thousand barrels daily[c]

	2002	2001	2000	1999	1998

Crude oil	3,881	3,227	2,787	2,989	3,207
Feedstocks	203	173	136	148	164

	4,084	3,400	2,923	3,137	3,371

Europe	1,761	1,358	1,394	1,602	1,670
Other Eastern Hemisphere	941	1,018	971	983	1,034
USA	1,064	663	198	192	308
Other Western Hemisphere	318	361	360	360	359

	4,084	3,400	2,923	3,137	3,371

million tonnes a year

Metric equivalent	201	166	147	157	169

Refinery processing outturn[g]	thousand barrels daily[c]

	2002	2001	2000	1999	1998

Gasolines	1,537	1,242	957	1,021	1,088
Kerosines	400	369	320	368	387
Gas/Diesel oils	1,287	1,068	974	1,035	1,079
Fuel oil	355	339	316	361	434
Other products	546	417	350	283	324

	4,125	3,435	2,917	3,068	3,312

Group share of Equilon and Motiva volumes

(not included above)	thousand barrels daily[c]

	2000	1999	1998

Refinery processing intake	656	797	656

a	For the period 1998–2000 Equilon and Motiva were reported as associated companies. The Group share of refinery processing intake of Equilon and Motiva was reported separately. The basis of reporting in 2002 has been changed to reflect only those activities relating to the Oil Products business; previously the volumes of the Mobile refinery in Alabama, a refinery owned by Chemicals, was included within the USA volumes. The 2001 figures have been restated on a similar basis. Furthermore, the 2002 USA reported volumes include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva; the 2001 figures have been restated in accordance with the ownership interests prevailing at the time.

b	Group average operating capacity for the year and excluding mothballed capacity.

c	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil. Daily signifies per calendar day.

d	Including natural gas liquids; includes processing for others and excludes processing by others.

e	Including crude oil and feedstocks processed in crude oil distillation units, and based on calendar-day capacities.

f	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

g	Excluding “own use” and products acquired for blending purposes.

Royal Dutch/Shell Group of Companies – Business and Property  27

20-F/A (Amendment No. 1) 2002

OIL SALESa, b, c

Product volumes[d]	thousand barrels daily

	2002	2001	2000	1999	1998

Europe
Gasolines	647	531	510	506	490
Kerosines	190	164	178	192	187
Gas/Diesel oils	950	776	718	747	764
Fuel oil	177	174	192	186	208
Other products	209	207	212	199	193

	2,173	1,852	1,810	1,830	1,842

Other Eastern Hemisphere
Gasolines	332	328	334	344	347
Kerosines	142	132	124	131	147
Gas/Diesel oils	476	460	452	437	432
Fuel oil	188	200	203	220	221
Other products	149	138	138	130	124

	1,287	1,258	1,251	1,262	1,271

USA
Gasolines	1,239	737	189	185	283
Kerosines	221	138	31	31	54
Gas/Diesel oils	401	266	82	74	59
Fuel oil	105	65	17	25	38
Other products	173	111	114	71	269

	2,139	1,317	433	386	703

Other Western Hemisphere
Gasolines	317	315	306	321	310
Kerosines	74	80	81	85	93
Gas/Diesel oils	246	252	275	277	279
Fuel oil	92	100	107	104	118
Other products	49	54	128	123	148

	778	801	897	910	948

Export sales
Gasolines	251	202	455	279	257
Kerosines	155	154	128	128	113
Gas/Diesel oils	222	194	204	222	253
Fuel oil	196	168	204	175	163
Other products	198	197	192	174	166

	1,022	915	1,183	978	952

Total product sales
Gasolines	2,786	2,113	1,794	1,635	1,687
Kerosines	782	668	542	567	594
Gas/Diesel oils	2,295	1,948	1,731	1,757	1,787
Fuel oil	758	707	723	710	748
Other products	778	707	784	697	900

	7,399	6,143	5,574	5,366	5,716

Group share of Equilon and Motiva volumes

(not included above)	thousand barrels daily

	2000	1999	1998

Total oil products sales	1,508	1,429	1,070

Sales by product as percentage of total product sales					%

	2002	2001	2000	1999	1998

Gasolines	37.7	34.4	32.2	30.5	29.5
Kerosines	10.6	10.9	9.7	10.6	10.4
Gas/Diesel oils	31.0	31.7	31.0	32.7	31.3
Fuel oil	10.2	11.5	13.0	13.2	13.1
Other products	10.5	11.5	14.1	13.0	15.7

	100.0	100.0	100.0	100.0	100.0

Net product proceeds					$ million

by product	2002	2001	2000	1999	1998

Gasolines	38,861	30,455	27,046	18,594	18,603
Kerosines	9,170	8,710	7,877	5,300	4,748
Gas/Diesel oils	28,077	25,735	25,211	16,985	16,018
Fuel oil	6,591	5,900	6,752	4,309	3,546
Other products	11,420	9,845	10,470	8,243	7,631

Total oil products	94,119	80,645	77,356	53,431	50,546

by geographical area

Europe	30,228	25,077	26,189	18,648	16,944
Other Eastern Hemisphere	16,801	17,371	18,278	13,254	12,000
USA	26,200	17,199	5,068	3,202	3,916
Other Western Hemisphere	10,836	12,118	14,226	11,300	12,240
Export sales	10,054	8,880	13,595	7,027	5,446

Total oil products	94,119	80,645	77,356	53,431	50,546

Average net product proceeds				$ per barrel

by product	2002	2001	2000	1999	1998

Gasolines	38.22	39.50	41.20	31.16	30.22
Kerosines	32.12	35.70	39.69	25.61	21.91
Gas/Diesel oils	33.52	36.19	39.79	26.49	24.55
Fuel oil	23.82	22.85	25.52	16.62	12.98
Other products	40.21	38.14	36.51	32.38	23.23

Total oil products	34.85	35.96	37.92	27.28	24.23

by geographical area

Europe	38.11	37.09	39.52	27.92	25.20
Other Eastern Hemisphere	35.77	37.83	39.93	28.78	25.87
USA	33.55	35.78	31.98	22.70	15.27
Other Western Hemisphere	38.18	41.47	43.34	34.00	35.37
Export sales	26.95	26.59	31.40	19.69	15.67

Total oil products	34.85	35.96	37.92	27.28	24.23

a	For the period 1998–2000 the Group share of Equilon and Motiva volumes was reported separately.

b	The basis of reporting in 2002 has been changed to reflect only those activities which relate to the Oil Products business – previously some volumes handled by other businesses were included; the 2001 figures have been restated on a similar basis. The 2002 reported volumes include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva sales to third parties; the 2001 figures have been restated in accordance with the ownership interests prevailing at that time.

c	Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

d	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

28       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

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

Oil tankers[a] (at December 31)	number of ships					million deadweight tonnes

Owned/demise-hired	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

VLCCs (very large crude carriers over 160,000 dwt)	7	7	8	9	9	2.1	2.1	2.3	2.6	2.6
Large range (45,000 to 160,000 dwt)	16	16	16	17	18	1.3	1.3	1.3	1.4	1.4
Medium range (25,000 to 45,000 dwt)	5	6	5	7	8	0.2	0.2	0.1	0.2	0.3
General purpose (10,000 to 25,000 dwt)/Specialist	2	2	1	1	2	0.1	0.1	0.1	0.1	0.1

	30	31	30	34	37	3.7	3.7	3.8	4.3	4.4
Time-chartered
VLCCs (very large crude carriers over 160,000 dwt)	1	–	–	–	–	0.3	–	–	–	–
Large range (45,000 to 160,000 dwt)	18	17	9	9	15	1.5	1.5	0.7	0.8	1.3
Medium range (25,000 to 45,000 dwt)	15	7	8	7	8	0.6	0.3	0.3	0.3	0.3
General purpose (10,000 to 25,000 dwt)/Specialist	6	7	1	1	1	0.1	0.1	0.1	0.1	0.1

	40	31	18	17	24	2.5	1.9	1.1	1.2	1.7

Total oil tankers	70	62	48	51	61	6.2	5.6	4.9	5.5	6.1

Owned/ demise-hired under construction or on order	–	–	–	–	1	–	–	–	–	0.1

Gas carriers[a] (at December 31)	number of ships					million deadweight tonnes

	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

Owned/ demise-hired (LNG)	4	2	–	–	–	522	253	–	–	–
Time-chartered (LNG)	–	–	2	2	2	–	–	253	253	253
Owned/ demise-hired (LPG)	1	1	1	1	2	59	59	59	59	118
Time-chartered (LPG)	3	2	2	2	4	145	113	155	157	317

Total gas carriers	8	5	5	5	8	726	425	467	469	688

Owned/ demise-hired under construction or on order (LNG)	2	4	–	–	–	277	556	–	–	–

a	Excluding ships of less than 10,000 deadweight tonnes.

4	Chemicals

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

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

The long-term Chemicals portfolio consists of eight product business areas and four stand-alone companies or ventures – Basell, CRI International, Infineum, and Saudi Petrochemical Company.

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

At December 31, 2002, Group companies had major interests in chemical manufacturing plants, as described below and on the following pages.

Royal Dutch/Shell Group of Companies – Business and Property  29

20-F/A (Amendment No. 1) 2002

Sales	$ million

Net proceeds by main product category[a]	2002	2001	2000	1999	1998

Base and Intermediates	5,689	5,376	5,822	4,285	4,124
Performance products	3,634	3,032	6,000	5,962	5,479
Differentiated products	922	670	1,649	1,617	2,127
Other	1,245	1,538	1,734	1,022	542

	11,490	10,616	15,205	12,886	12,272

Net proceeds by geographical area[a]	$ million

	2002	2001	2000	1999	1998

Europe	4,086	3,721	5,657	5,365	5,381
Other Eastern Hemisphere	2,192	1,659	1,921	1,621	1,324
USA	4,710	4,950	7,095	5,327	4,991
Other Western Hemisphere	502	286	532	573	576

	11,490	10,616	15,205	12,886	12,272

Sales volumes by main product category[b]	thousand tonnes

	2002	2001	2000	1999	1998

Base and Intermediates	13,658	13,143	11,606	11,358	10,910
Performance products	5,444	4,442	7,562	8,282	6,880
Differentiated products	2,290	1,293	1,120	1,266	2,194

Ethylene capacity[c] Group and associated companies

	2002	2001	2000	1999	1998

Nominal capacity (thousand tonnes/year)	6,231	5,808	5,438	5,307	5,259
Utilisation (%)	92	86	94	94	88

a	Excluding proceeds from chemical trading activity.

b	Excluding volumes from chemical trading activity.

c	Data includes the ethylene complex at Mossmorran, UK, in which a Group company has 50% offtake rights but no equity interest.

Europe

Belgium CRI Catalyst Co Belgium N.V. manufactures catalysts at plants in Ghent. Bayer-Shell Isocyanates N.V., a 50:50 joint venture, produces toluene diisocyanate (TDI) and diphenyl methane diisocyanate (MDI) in Antwerp. All of the TDI production is allocated to the Group. During December 2002, Belgian Shell disposed of its 50% stake in North Sea Petrochemicals.

France At Berre L’Etang, Shell Pétrochimie Méditerranée (Group interest 100%) manufactures aromatics, butadiene, solvents, diisobutylene (DIB) and some fine Chemicals (cyclo-octadiene/ cyclo-dodecatriene). It operates polypropylene and polyethylene plants on behalf of Basell and a cracker on behalf of a 50:50 Shell Pétrochimie Méditerranée-Basell joint venture. It also operates additives plants on behalf of Infineum and several polymer units on behalf of third party companies. Basell also manufactures low-density polyethylene at Fos. The Basell polyethylene plant started at the beginning of 2001.

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

30       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

In November 2002, a new 500,000 tonnes per year benzene extraction unit came on stream one month ahead of schedule in Moerdijk. The unit will take benzene-rich streams from SNC’s Moerdijk cracker and other Group European locations and the output will be used for styrene monomer/ propylene oxide production on the same site.

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

China On December 28, 2000, Chinese authorities granted a business licence to the newly formed joint venture CNOOC and Shell Petrochemicals Company Limited. This is a 50:50 joint venture between Shell Nanhai BV (Group interest 100%) and CNOOC Petrochemicals Investment Limited. A final investment decision was made by the venture partners in November 2002 to proceed with the joint venture plans to construct a petrochemicals complex in the Huizhou municipality of the Guangdong province. Its major products would include ethylene and propylene; styrene monomer/ propylene oxide; mono-ethylene glycol; polypropylene; high-density polyethylene; low-density polyethylene; and butadiene. Construction is in process with the plant scheduled to be completed in late 2005.

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

Singapore Group companies own equity interests of 50% and 30% in two Sumitomo-managed joint ventures, namely Petrochemical Corporation of Singapore Private Limited (PCS) and The Polyolefin Company (Singapore) Pte Limited (TPC) respectively. PCS owns and operates two ethylene crackers with a total capacity of one million tonnes a year of ethylene and 500,000 tonnes a year of propylene. In 2000, a condensate splitter unit, owned 50:50 by PCS and the Group, but located in and operated by the Group’s refinery on Pulau Bukom, was started up. This splitter supplies half of PCS’s feedstock requirements. Group companies also own 70% of Ethylene Glycols (Singapore) Pte Ltd and 100% of Seraya Chemicals Singapore (Pte) Ltd, which own and operate an ethylene oxide/ glycols plant and a styrene monomer/ propylene oxide (SMPO) plant respectively. A new world-scale SMPO plant started operations in mid 2002 on a 50:50 basis with BASF, on the Seraya site. Mitsubishi Chemical Corporation has acquired capacity rights for up to 380,000 tonnes of styrene monomer with regard to the existing and new SMPO plants.

USA

Shell Chemical LP (Group interest 99.1%) has manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Manufactured chemical products include lower olefins, aromatics/ phenol, solvents, ethylene oxide/ glycol, higher olefins and their derivatives, propanediol (PDO), styrene monomer-propylene, additives and

Royal Dutch/Shell Group of Companies – Business and Property  31

20-F/A (Amendment No. 1) 2002

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

Sabina Petrochemicals, a joint venture (Group interest 62%) between Shell Chemicals, BASF Corporation and ATOFINA Petrochemicals, Inc., a division of Totalfinaelf SA, continues with the construction of a world-scale integrated butadiene complex (including a world-scale butadiene extraction unit, indirect alkylation unit, pipelines, and other offsite facilities) in Port Arthur, Texas. Planned for start up in early 2004, the butadiene extraction facility will have a production capacity of 400,000 tonnes a year and will meet the growing needs of customers in the area’s butadiene triangle, including many tyre manufacturers. With this expansion, the Group is bringing production close to the largest concentration of butadiene consumers in the world.

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

5   Renewables

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

Group companies also seek opportunities in other businesses aimed at enhancing longer-term prospects for growth and profitability. Shell Renewables is developing the Group’s options in renewable energy, focusing on two principle areas – solar and wind energy. The business manufactures and markets solar energy systems, and develops and operates wind parks.

Shell Solar moved into the top five global players with the acquisition of Siemens Solar in April 2002. The company manufactures solar photovoltaic products in Europe, the US and Asia. Sales operations based in over 90 countries around the world provide customers with solar solutions to their energy requirements working through a network of distributors, dealers and Shell owned outlets. The main customer segments for the Shell Solar business are grid connected, industrial, rural and consumer markets. Shell WindEnergy is focusing on developing and operating wind farms and selling green electricity, building on its strengths in project

32       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

management, financing and engineering design. Business development activity is concentrated in Europe and North America. In 2002 the company brought on stream two wind parks in California – Cabazon and White Water Hill – bringing the overall portfolio to 240MW.

6   Other Activities

For information on Shell Consumer and Shell Hydrogen see page 54.

7	Research

Unless otherwise noted, the information contained in this section is as at or for the year ended December 31, 2002, as applicable.

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

Royal Dutch/Shell Group of Companies – Business and Property  33

20-F/A (Amendment No. 1) 2002

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

34       Royal Dutch/Shell Group of Companies – Business and Property

20-F/A (Amendment No. 1) 2002

Selected Financial Data

Royal Dutch (Netherlands GAAP)
(as restated)				per €0.56 ordinary share[a]

	2002		2001	2000	1999	1998[b]

Net assets – €	17.90		19.82	18.92	15.91	13.47
Total assets – €	18.92		20.81	19.85	16.77	14.31
Basic earnings – €[c]	2.97		3.32	3.94	2.27	0.12
Diluted earnings – €[c]	2.97		3.32	3.94	2.27	0.12
Dividends declared – €	1.72	[d]	1.66	1.59	1.51	1.45
Dividends – equivalent payment in dollars	1.80	[e]	1.50	1.40	1.47	1.60

a	Following the redenomination from guilders into euros in May 2002, the authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares, par value €0.56 each, and 1,500 priority shares, par value €448 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000, 1999 and 1998 were 2,144,296,352 ordinary shares and 1,500 priority shares, at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares, and at the end of 2002 were 2,099,285,000 ordinary shares and 1,500 priority shares. The issued and paid-up share capital at the end of 2000, 1999 and 1998 was €1,216,979,748[b], at the end of 2001 was €1,206,969,043[b] and at the end of 2002 was €1,176,271,600.

b	The euro figures are translated from the guilder amounts at the fixed conversion rate of 2.20371.

c	The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The 2002 calculation uses a weighted-average number of shares of 2,057,657,737 (2001: 2,095,731,261; 2000: 2,128,592,305; 1999: 2,132,712,920; 1998: 2,139,076,447). The basic earnings per share number has been restated to exclude shares held by Group companies for stock options and other incentive compensation plans (see Note 22 to the Group Financial Statements). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, weighted-average number of shares is increased by 442,580 for 2002 (2001: 1,124,897; 2000: 1,394,975; 1999: 987,827; 1998: 1,051,045). These numbers relate to stock options schemes as mentioned above.

d	Figure includes proposed final dividend of €1.00 per €0.56 ordinary share, which was finalised by the General Meeting of Shareholders held on April 23, 2003.

e	The 2002 final dividend in dollars was determined by the dollar/euro exchange rate ruling on April 28, 2003.

Shell Transport
(as restated)				per 25p Ordinary share[a]

	2002		2001	2000	1999	1998

Net assets – pence	168.9		175.2	168.6	143.4	136.0
Total assets – pence	178.4		184.4	177.6	152.1	145.0
Adjusted basic
earnings (pro forma) – pence[b]	26.6		29.5	35.5	21.5	0.5
Adjusted diluted
earnings (pro forma) – pence[b]	26.6		29.5	35.4	21.4	0.5
Dividends declared – pence	15.25	[c]	14.8	14.6	14.0	13.5

a	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The number of issued and paid up Ordinary shares, First Preference shares and Second Preference shares of Shell Transport at the end of 1998-2002 inclusive was:

Number of issued shares

	2002	2001	1998-2000

Ordinary share	9,667,500,000	9,748,625,000	9,943,509,726
First Preference	2,000,000	2,000,000	2,000,000
Second Preference	10,000,000	10,000,000	10,000,000

The amount of issued and paid up share capital of Shell Transport at the end of 1998-2002 inclusive was:

Issued and paid up capital £

2002	2001	1998-2000

2,428,875,000	2,449,156,250	2,497,877,432

b	Adjusted earnings includes Shell Transport’s share of earnings retained by companies of the Royal Dutch/ Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport’s earnings per share is provided on page S2. The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted-average number of shares of 9,608,614,760 (2001: 9,758,574,437; 2000: 9,882,388,055; 1999: 9,881,501,981; 1998: 9,889,663,639). The basic earnings per share calculation has been restated to exclude shares held by Group companies for share options and other incentive compensation plans (see Note 22 to the Group Financial Statements). The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted-average number of shares is increased by 4,661,292 for 2002 (2001: 12,602,362; 2000: 17,170,048; 1999: 28,844,995; 1998: 30,523,532). These numbers relate to share option schemes as mentioned above.

c	Includes final dividend of 9.30p per 25p Ordinary share, which was approved at the Annual General Meeting of Shell Transport on April 23, 2003.

Shell Transport			per New York Share[a]

	2002	2001	2000	1999	1998

Dividends and tax credits – equivalent payment in dollars	1.44	1.29	1.24	1.31	1.33

a	One New York Share or American Depositary Receipt (ADR) = six 25p Ordinary shares.

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

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under Royal Dutch Petroleum Company – Articles of Association (page 69) and The Shell Transport and Trading Company, Public Limited Company – Memorandum and Articles of Association (page 78).

35
Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Discussion and Analysis of Financial Condition
and Results of Operations
Royal Dutch Petroleum Company (Netherlands GAAP)

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000 respectively amounts to €6,093 million, €6,930 million and €8,378 million. The dividends distributed from Group companies to Royal Dutch for the years 2002, 2001 and 2000 were respectively €3,317 million (including dividends yet to be distributed), €6,148 million and €5,694 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2002 amounted to €6,108 million compared with €6,947 million for 2001 and €8,391 million for 2000.

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1= €0.9556 at December 31, 2002). The amount thus obtained, which appears in the Balance Sheet on page R2, should be regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in the dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, between $1= €1.1302 at December 31, 2001 and $1= €0.9556 at December 31, 2002, led to a negative translation effect of €6,226 million, compared with a positive translation effect of €1,972 million in 2001. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 5 on pages R4 and R6. The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/ Shell Group” and “Investment reserves”.

As further described in Note 2 to the Royal Dutch Financial Statements, the Group Financial Statements have been restated for all periods included in this Amendment No. 1.

The final dividend for 2002 proposed by the Supervisory Board and the Board of Management was €1.00 on each of the ordinary shares of €0.56 outstanding at December 31, 2002 (excluding the shares acquired and held by the Company in its own capital). This proposal was approved by the General Meeting of Shareholders held on April 23, 2003, and payment of the final dividend resulted in a total dividend for 2002 of €1.72 on each of the said shares (compared with €1.66 and €1.59 per ordinary share for the years 2001 and 2000, respectively).

The Discussion and Analysis of Financial Condition and Results of Operations of the Royal Dutch/Shell Group of Companies is an integral part of the Discussion and Analysis of Financial Condition and Results of Operations for Royal Dutch Petroleum Company.

Euro reporting

With effect from 1999 euro reporting has been adopted instead of guilder reporting for the Financial Statements of Royal Dutch. Comparative data previously reported in guilders have been translated into euro amounts using the fixed conversion rate of 2.20371 guilders per euro. However, the Financial Statements of the Royal Dutch/ Shell Group of Companies will continue to be stated in dollars.

Share buyback and cancellation of shares

The General Meeting of Shareholders held on May 16, 2002 adopted a proposal to reduce the Company’s issued share capital with €15,323,168 by cancellation of 27,362,800 ordinary shares which the Company had acquired between the General Meeting of May 17, 2001 and the General Meeting held on May 16, 2002 under the share buyback programme that took effect in February 2001. This cancellation effectively took place on August 21, 2002.

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

In 2002 Royal Dutch repurchased a total of 17,935,000 shares.

At the General Meeting of Shareholders held on April 23, 2003, the shareholders voted to cancel the shares acquired by Royal Dutch in the period between the General Meetings in 2002 and 2003 and to renew the authorisation of the Board of Management for the acquisition by Royal Dutch of its own shares for a period of 18 months with effect from July 1, 2003.

Since the beginning of the programme until March 3, 2003 a total number of 60,796,352 ordinary shares has been acquired by Royal Dutch, of which so far 45,011,352 shares have been cancelled.

Since December 31, 2002 Royal Dutch has not purchased any shares on the market as at March 3, 2003.

36       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2002 amounted to £2,560.3 million (£2,877.0 million in 2001; £3,507.0 million in 2000). The amount available for distribution (inclusive of distributions from companies of the Royal Dutch/ Shell Group) was £1,404.0 million in 2002 (£2,547.3 million in 2001; £2,308.3 million in 2000).

Shell Transport’s net assets at December 31, 2002 were £16,138.0 million, in comparison with £16,936.9 million at the end of 2001. Of these two amounts, £15,696.4 million and £16,054.7 million respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/ Shell Group.

As further described in Note 2 to the Shell Transport Financial Statements, the Group Financial Statements have been restated for all periods included in this Amendment No. 1.

A final dividend of 9.3p per 25p Ordinary share has been declared for 2002. This was approved at the Annual General Meeting held on April 23, 2003 resulting in payment of dividends totalling 15.25p per 25p Ordinary share in respect of 2002, in comparison with dividends paid of 14.8p and 14.6p for 2001 and 2000, respectively.

Share buyback

Since December 31, 2002 Shell Transport had, under the Share buyback programme, purchased no Ordinary shares on the market as at March 3, 2003. Shares purchased under the buyback programme will be cancelled and will not rank for dividends, but any shares purchased on or after April 2, 2003 will be entitled to the dividend payable on May 6, 2003.
Discussion and Analysis of Financial Condition and Results of Operations       37

20-F/A (Amendment No. 1) 2002

Royal Dutch/ Shell Group of Companies

Summarised Financial Data (US GAAP)

(as restated)a

Income data	$ million

	2002	2001	2000	1999	1998

Sales proceeds
Oil and gas	220,056	162,845	175,279	135,472	124,712
Chemicals	14,659	13,767	15,658	13,408	12,795
Other	767	589	481	826	767

Gross proceeds	235,482	177,201	191,418	149,706	138,274
Sales taxes, excise duties and similar levies	56,167	42,070	42,365	44,340	44,582

Net proceeds	179,315	135,131	149,053	105,366	93,692

Earnings by industry segment
Exploration and Production	6,796	7,963	9,931	4,749	(86)
Gas & Power	774	1,226	112	398	(155)
Oil Products	2,627	1,970	2,681	3,587	1,909
Chemicals	565	127	1,033	1,148	(580)
Other industry segments	(110)	(287)	(12)	(28)	(46)

Total operating segments	10,652	10,999	13,745	9,854	1,042
Corporate	(751)	(320)	(825)	(538)	(810)
Minority interests	(179)	(329)	(54)	(265)	(129)

Net income	9,722	10,350	12,866	9,051	103

Assets and liabilities data (at December 31)	$ million

Total fixed and other long-term assets	111,803	80,936	76,949	83,837	87,414
Net current assets/(liabilities)	(13,546)	(2,750)	3,778	(2,730)	(8,567)
Total debt	19,691	5,820	7,427	12,931	13,810
Parent Companies’ interest in Group net assets	60,444	56,244	57,669	56,602	54,928
Minority interests	3,582	3,476	2,904	2,855	2,690

Capital employed	83,717	65,540	68,000	72,388	71,428

Cash flow data	$ million

Cash flow provided by operating activities	16,283	16,905	18,278	11,053	14,690
Capital expenditure (including acquisitions)	21,027	9,598	6,128	7,403	12,820
Cash flow used in investing activities	20,633	9,080	1,490	3,017	12,461
Dividends paid	7,189	9,627	5,501	5,611	5,993
Cash flow used in financing activities	53	11,562	9,125	6,256	3,582
Increase/(decrease) in cash and cash equivalents	(5,114)	(4,761)	7,388	1,326	(1,589)

Other statistics

Total debt ratio[b]	23.5%	8.9%	10.9%	17.9%	19.3%

a	The Group Financial Statements have been restated. See Note 2 to the Group Financial Statements.

b	The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests plus short-term and long-term debt. Management of the Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders equity) is useful to investors because it takes account of all amounts of capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business. The derivation of capital employed from Group net assets is shown in the table above.

38       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Capital investment (as restated)				$ million

	2002	2001	2000	1999	1998

Capital expenditure[a]
Exploration and Production[b]	13,064	6,847	3,720	4,131	6,435
Gas & Power	471	313	288	470	1,816
Oil Products	7,653	1,462	1,258	1,338	2,776
Chemicals	680	685	726	1,178	1,491
Other	494	291	136	286	302

	22,362	9,598	6,128	7,403	12,820
Exploration expense (excluding depreciation and release of currency translation differences)	997	885	834	1,068	1,634
New equity investments in associated companies	684	704	605	630	871
New loans to associated companies	605	370	556	394	411
Other investments	–	224	414	–	–

Total capital investment*	24,648	11,781	8,537	9,495	15,736

*comprising
Exploration and Production	14,082	8,000	4,839	5,390	8,316
Gas & Power	682	810	483	675	1,986
Oil Products	7,945	1,518	1,565	1,356	2,843
Chemicals	839	751	941	1,384	1,869
Other segments	495	332	153	296	311
New loans to associated companies	605	370	556	394	411

	24,648	11,781	8,537	9,495	15,736

Quarterly income data (as restated)															$ million

					2002					2001					2000
	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Gross proceeds	64,236	63,389	57,598	50,259	235,482	40,382	43,059	45,965	47,795	177,201	50,783	49,452	46,025	45,158	191,418
less sales taxes, excise duties and similar levies	15,734	14,518	13,221	12,694	56,167	10,670	10,430	10,170	10,800	42,070	10,538	10,802	10,111	10,914	42,365
Net proceeds	48,502	48,871	44,377	37,565	179,315	29,712	32,629	35,795	36,995	135,131	40,245	38,650	35,914	34,244	149,053
Cost of sales	40,489	41,319	37,655	31,248	150,711	24,702	26,293	28,376	28,780	108,151	31,913	31,426	28,250	26,574	118,163
Gross profit	8,013	7,552	6,722	6,317	28,604	5,010	6,336	7,419	8,215	26,980	8,332	7,224	7,664	7,670	30,890
Operating profit	4,351	5,227	4,327	4,421	18,326	1,500	4,599	6,186	6,902	19,187	5,661	6,053	6,543	6,476	24,733
Net income	2,307	2,617	2,335	2,463	9,722	635	2,424	3,512	3,779	10,350	2,955	3,083	3,241	3,587	12,866

a	Includes acquisitions. 2002 includes $1.3 billion for DEA (payable in July 2003).

b	Includes capital expenditure on the Athabasca Oil Sands Project.

US dollar exchange rates[a]					€1 = $

		Average[b]	High	Low	Period end

Year:
1997[c]		0.8887
1998[c]		0.8996
1999		1.0588
2000		0.9209
2001		0.8909
2002		0.9495
Month:
2002	July		1.0156	0.9730
	August		0.9882	0.9640
	September		0.9959	0.9685
	October		0.9881	0.9708
	November		1.0139	0.9895
	December		1.0485	0.9927
2003	January		1.0861	1.0361
	February		1.0875	1.0708

As at March 3, 2003					1.0835

Discussion and Analysis of Financial Condition and Results of Operations       39

20-F/A (Amendment No. 1) 2002

					£1 = $

		Average[b]	High	Low	Period end

Year:
1997		1.6397
1998		1.6602
1999		1.6146
2000		1.5138
2001		1.4382
2002		1.5084
Month:
2002	July		1.5800	1.5206
	August		1.5709	1.5192
	September		1.5700	1.5343
	October		1.5708	1.5418
	November		1.5915	1.5440
	December		1.6095	1.5555
2003	January		1.6482	1.5975
	February		1.6480	1.5727

As at March 3, 2003					1.5755

a	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

b	Calculated by using the average of the exchange rates on the last business day of each month during the year.

c	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

40       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

OVERVIEW

The Group engages worldwide in all the principal aspects of the oil and natural gas business and also has interests in chemicals, power generation, renewable energy and certain other businesses. The Group conducts its business through five principal segments: Exploration and Production, Gas & Power, Oil Products, Chemicals and Other Industry Segments.

Group strategy

Over time, and across the commodity price cycle, the Group has achieved higher earnings, cashflow and returns on investment in the Exploration and Production business compared with its other businesses, and sees greater growth potential in demand for natural gas than crude oil products. Downstream businesses (Oil Products and Chemicals) continue to offer attractive returns and growth potential in certain business lines and geographies, and provide useful balance in the portfolio to reduce exposure to commodity price movements. The Group’s core competencies include the application of technology, financial and project management skills to large oil and gas projects; the ability to develop and manage a diverse and international business portfolio; and the development of customer focused businesses built around the strength of the Shell brand.

The Group’s strategic direction has four main elements:

1.	Increasing the proportion of the portfolio in the upstream businesses (Exploration and Production and Gas & Power), and whilst also increasing the share of natural gas production relative to oil production. This is expected to be achieved primarily through the allocation of capital investment over time.

2.	Maintaining profitable growth in downstream businesses, focusing on areas of strength. This provides balance in the portfolio, reducing exposure to volatile commodity prices, and provides cash generation to support investment in the upstream businesses.

3.	Generation of new income streams; these include activities arising from new technology such as oil sands production and gas to liquids conversion, from provision of oil and gas processing services, and from new energy sources such as wind and solar power.

4.	Focusing on geographical opportunities; in the upstream businesses on areas of resource opportunity such as Russia and West Africa, and in Oil Products in growing markets (such as China) and in North America, where the Group has increased its presence, and in Chemicals in China.

Exploration and Production

Crude oil prices, production volumes and cost levels are the most significant factors affecting earnings. In 2002, Brent crude oil prices were on average around $0.60 a barrel higher than in 2001. Declining production in mature areas, including North America and Europe, is generally being offset by production from new investments in other geographic areas. In 2002, the Group’s oil production benefited from the acquisition of Enterprise Oil.

Volatility in crude oil prices, potential cost increases and replacement of reserves at a rate matching or exceeding production are the key challenges and risks in Exploration and Production. The geographic balance of the portfolio in the business is the main mitigator of these risks. Around one-half of current total production has a lower sensitivity to short-term fluctuations in crude oil prices, as it is either gas-price related or because the terms of the contracts limit the Group’s exposure to crude oil price fluctuations. Another key challenge for Exploration and Production is the management of the uncertainties inherent in projects as large and complex as those it typically undertakes.

Gas & Power

In Gas & Power, the overall aim is to monetise Shell gas. This is achieved through participation in all phases of the liquefied natural gas (LNG) business, in distribution, marketing and trading of natural gas, in power generation, in gas to liquids conversion and also in coal gasification. Each of the three main gas markets (North America, Europe and Asia Pacific) continues to grow. Prices and LNG sales volumes are the key drivers of results in Gas & Power. Gas prices tend to be linked to oil prices, except in the USA, where the relationship has historically been weaker. Shell has an equity share in projects supplying approximately 40% of global LNG production and has a significant market share in the LNG business.

The Group continues to invest in LNG and is seeking to achieve a 6% average annual increase in equity share of contracted LNG sales from 2000 to 2005. Principal investments during 2002 related to LNG supply, shipping and re-gasification projects and power developments.

Principal challenges and risks in the Gas & Power business are to ensure assets are developed in each part of the LNG value chain in areas with market growth, and to achieve profitability for the assets in the power generation markets, particularly in North America. The Group is addressing the first challenge through the development of a number of supply, shipping and

Discussion and Analysis of Financial Condition and Results of Operations       41

20-F/A (Amendment No. 1) 2002

importation facilities in the various key markets, and the latter challenge through focus on current operations and completion of current projects, rather than new development in power, supplemented by asset divestments. A continuing risk related to the LNG business is the ability to secure long-term contracts at prices that are more favourable than short-term spot prices.

Oil Products

The key drivers of the Oil Products business are customer demand for oil products, the global refining supply/demand balance, and the Group’s competitive positioning in key markets. The strength of the Shell brand, the quality of the assets and the level of operational cost associated with meeting customer requirements are key drivers to our competitive position.

The business environment for oil products deteriorated in 2002, with historically low refining margins over the first half of the year and pressure on marketing margins from rising crude oil prices. In the USA, a key challenge is to achieve a stronger competitive position. The first phase of the development of a stronger competitive position in the USA was completed through the acquisitions of Pennzoil-Quaker State Company (PQS) and the Texaco downstream assets. The European portfolio was strengthened in 2002 with the acquisition of DEA in Germany. In mature markets such as the USA and Western Europe, portfolio rationalisation, in the form of divestments of underperforming assets, and cost reductions have been industry trends that are likely to continue. Central and Eastern Europe and Asian markets present opportunities for growth. The key challenges and uncertainties in Oil Products are volatility in industry refining margins and maintaining competitive cost levels.

Chemicals

In Chemicals, industry conditions during the past four years have been difficult with high and volatile feedstock costs continuing into 2002. The business environment showed some improvement after the extremely challenging conditions in 2001, although trading conditions, especially in the USA, remained difficult. Feedstock costs are linked to both crude oil and natural gas prices, both of which have been high by historical levels. There also continues to be surplus manufacturing capacity in chemicals relative to demand, particularly in North America and Europe. In response to these challenges, the Group has focused on reducing costs, asset restructuring and closing underperforming assets. Reduced levels of capital investments have been targeted at upgrading existing facilities, and new investment in China. The Group’s strategy has been to focus on producing petrochemical building blocks and polyolefins, in fewer and larger manufacturing facilities, and on marketing to a reduced number of large customers. Another key challenge for Chemicals is the management of the uncertainties inherent in projects as large and complex as certain of those it typically undertakes.

Financial framework

The Group manages its portfolio of businesses to balance sources and uses of cash over time, based on conservative assumptions relating to crude oil prices, relative to average historic price levels. From 1983 through 2002, the Brent crude oil price has averaged around $20 a barrel, and from 1998 through 2002 averaged approximately $22 a barrel and from 2000 through 2002 the price averaged almost $26 a barrel. Project investment decisions are based on an assessment of future prices over the long term.

The dividend policy is to provide per share increase at least in line with inflation of the currencies of the Parent Companies’ base countries over a period of years. After dividends and capital investment, the priority for use of cash generated is the maintenance of a prudent balance sheet. Since the total debt of the Group increased by $13.9 billion during 2002, debt reduction will be a priority for the Group in 2003.

Recent Developments

Reserves Restatement and Financial Restatement

On January 9, 2004, the Group announced the removal of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as proved reserves as at December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the Reserves Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe. The Group is restating the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the audited Group Financial Statements (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. See “Supplementary information – Oil and Gas (unaudited)”.

In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the financial statements of the Group and each of the Parent Companies as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000 (the Financial Restatement) to reflect the impact of the Reserves Restatement on those

42       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

financial statements (as announced on April 19, 2004). The financial statements have also been restated to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs, to correct an inappropriate departure from US GAAP (for 2002 only) for certain gas contracts to correct an error in the calculation of earnings per share of the Parent Companies and to reflect a change in accounting principle relating to inventories. The Financial Restatement also includes a separate presentation of the Group Financial Statements under US GAAP and Netherlands GAAP, and a reconciliation of the differences between the presentations. This discussion and analysis is based on the US GAAP Group Financial Statements.

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

Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors, and Walter van de Vijver, Chief Executive of Exploration and Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive Directors of Shell Transport, Judith Boynton resigned from her position as Group Chief Financial Officer, Group Managing Director and Executive Director of Shell Transport on April 18, 2004. On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a Director of Shell Transport with effect from October 4, 2004.

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

SUMMARY OF GROUP RESULTS

Earnings (as restated)

(US GAAP)	$ million

	2002	2001	2000

Net income	9,722	10,350	12,866

Change from previous year	-6%	-20%	+42%

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

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. At the end of the year, the debt ratio was 23.5% (2001: 8.9%) and cash, cash equivalents and short-term securities amounted to $1.6 billion (2001: $6.7 billion).

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

Discussion and Analysis of Financial Condition and Results of Operations       43

20-F/A (Amendment No. 1) 2002

In Gas & Power, the LNG business continued to grow delivering record volumes, although lower realised gas prices led to a decline in earnings. Global demand for LNG remained firm. In Oil Products, industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude oil prices.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation rates remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago.

2001 compared to 2000

The Group’s net income for 2001 was $10,350 million, showing a 20% decline from 2000. Lower average crude oil prices in 2001 (a 15% decline from 2000) were partially offset by a 2% increase in production volumes. Earnings were positively affected in Gas & Power by higher LNG volumes and in Oil Products by cost reductions, partially offset by lower refining earnings. Despite 2001 being one of the most challenging years (due to difficult trading conditions) for the chemicals industry, the business remained profitable.

Cost of sales in 2001 were $10.0 billion lower than 2000, resulting mainly from a reduction in supply costs and lower operating expenses than in 2000, reflecting management focus on cost reductions.

Total capital investment for the year amounted to $11.8 billion. At the end of the year, the debt ratio was 8.9% (2000: 10.9%) and cash, cash equivalents amounted to $6.7 billion.

Total hydrocarbon production was at its highest levels in recent history at 3.8 million barrels of oil equivalent per day. Brent crude oil prices averaged $24.45 a barrel compared with $28.50 a barrel in 2000. Oil production fell by 2% because of natural decline in some fields, divestments and field performance. However, production of natural gas, for which demand is rising faster than that for oil, was 10% higher than in 2000. In Gas & Power, the LNG business continued to grow delivering record volumes, which reached 8.9 million tonnes in 2001. Global demand for LNG remained firm.

In Oil Products, the improved marketing performance due to lower costs of supplies in 2001 was partly offset by a decline in refining earnings. Crude oil and product prices were lower towards the end of 2001 compared to 2000. Trading conditions for the Chemicals business were challenging, especially in the USA, where the impact of falling demand was exacerbated by new capacity. Chemical volumes were essentially unchanged from 2000.

EXPLORATION AND PRODUCTION

Our Exploration and Production business searches for and recovers oil and gas around the world and in 2002 was active in more than 34 countries. The majority of these activities are carried out in ventures with external partners.

Earnings (as restated)

(US GAAP)			$ million

	2002	2001	2000

Net proceeds (including inter-segment sales)	26,581	25,847	27,570
Purchases (including change in inventories)	(1,050)	(1,444)	(1,038)
Exploration	(1,073)	(910)	(836)
Depreciation	(5,492)	(3,875)	(3,692)
Operating expenses	(6,751)	(5,474)	(4,537)

Operating profit of Group companies	12,215	14,144	17,467
Group share of operating profit of associated companies	1,322	1,550	2,007

Operating profit	13,537	15,694	19,474
Other income/(expense)	72	48	23
Taxation	(6,813)	(7,779)	(9,566)

Segment earnings	6,796	7,963	9,931

2002 compared to 2001

Earnings

Segment earnings for the year were $6,796 million, 15% lower than the prior year. This reflects the impact of lower gas price realisations, changes to the UK tax rates, higher depreciation and higher costs resulting from the acquisition of Enterprise Oil.
44       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

These were partially offset by a 6% increase in hydrocarbon production (including the effect of the Enterprise acquisition) to four million barrels of oil equivalent per day (boe/d),2 the highest in recent years.

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

2	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.
Discussion and Analysis of Financial Condition and Results of Operations       45

20-F/A (Amendment No. 1) 2002

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

The impact of the Reserves Restatement, when taken together with production in 2002 (1.444 billion boe) and net additions to reserves in 2002 (1.754 billion boe) leads to proved reserves of 14.87 billion boe as at December 31, 2002. The Reserves Restatement was based on a review of the Group’s proved reserves inventory conducted between late 2003 and April 2004, the latter part with the assistance of external consultants.

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

2001 compared to 2000

Earnings

Segment earnings for the year were $7,963 million, 20% lower than in 2000. This reflects the impact of lower oil price realisations and increased depreciation and exploration expenses, partly offset by higher realised gas prices. Hydrocarbon production in 2001 was 2% higher than in 2000. The decline in earnings from 2000 also reflects gains in 2000 of $623 million, mainly reflecting profits on the sale of a number of assets in the USA, the UK and Australia.

In 2001, the Group’s realised oil prices outside the USA averaged $23.19 a barrel compared with $27.30 in 2000, while USA realised oil prices averaged $22.14 a barrel compared with $26.55 in 2000. Overall, the Group’s realised oil prices were 15% lower than in 2000. In 2001, Brent crude oil prices averaged $24.45 a barrel compared with $28.50 in the previous year. The lower crude oil price in 2001, compared to 2000, was mainly due to the deterioration of the global economy in 2001 and the resulting reduction in demand for crude oil.

In 2001, the Group’s realised gas prices in the USA averaged $4.44 per thousand standard cubic feet compared with $3.98 in 2000. Outside the USA, realised gas prices averaged $2.30 per thousand standard cubic feet compared to $2.20 in 2000. Overall, the Group’s average realised gas price was 7% higher in 2001 compared to 2000. Henry Hub gas prices averaged $4.10 per million Btu in 2001, compared to $4.25 in the previous year. The lower 2001 Henry Hub average price was mainly due to the fourth quarter 2000 peak price of $6.25 per million Btu when US gas stocks were at record low levels. Natural gas prices outside the USA remained linked to crude oil and LNG prices, and therefore in 2001 displayed similar volatility as in 2000, declining in the second half of the year. Overall, levels of realised crude oil and gas prices in 2001 decreased segment earnings (after taxes) by approximately $1,300 million compared to 2000.

Total hydrocarbon production increased by 2% in 2001 versus 2000 to 3.7 million boe/day.

46       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Gas production increased by 10% to 1.5 million boe/d versus 2000, mainly as a result of the acquisition of Fletcher Challenge Energy (FCE) in New Zealand, new fields in the UK, USA and Egypt and higher demand in the Netherlands, UK and Nigeria. These increases were partly offset by natural declines in production in mature fields and divestments in the USA.

Oil production declined by 2% to 2.2 million boe/d, mainly as a result of declines in production in mature fields in the UK, USA, Gabon and Australia and divestments in USA and UK. There was also some disappointing field performance in the UK as a result of unexpected downtime on certain production platforms. These decreases were partly offset by production volumes attributable to FCE acquired in the spring of 2001 and from fields that came on stream in the USA and UK.

Portfolio actions

The portfolio was enhanced by the acquisitions of FCE ($1 billion) in New Zealand and McMurry Energy Company (McMurry) ($300 million) in the USA. The acquisition of FCE strengthened the Group’s presence in Asia Pacific. McMurry added proved natural gas reserves in the Rocky Mountains. There were no significant divestments in 2001.

Capital investment

Capital investment of $8.0 billion was $3.2 billion higher than in 2000, as a result of the acquisitions of FCE and McMurry, as well as increased exploration and production activities, especially in Canada, the USA and Nigeria. Two major developments in the technologically demanding but high potential deepwater environment came on-stream in 2001. Brutus, the Group’s fifth successful tension-leg platform in the Gulf of Mexico (Group interest 100%), was completed ahead of schedule and below budget. Malampaya (Group interest 45%), located in 850 metres of water off the Philippines, came on-stream on time and within budget.

Reserves

After giving effect to the Reserves Restatement, the proved hydrocarbon reserves replacement ratio for 2001 was 97%. After giving effect to the Reserves Restatement (and excluding the effect of acquisitions and divestments), the proved hydrocarbon reserves replacement ratio for 2001 was 78%.

Outlook and strategy

We will retain our focus on maintaining and developing existing well-established areas while building new positions. Increased attention will remain on development of unconventional resources (for example, heavy oil) while retaining our strong positions in gas, which support our LNG position, and deepwater development. This work will take place in the context of increasing global hydrocarbon demand, driven by economic growth.

From 1983 through 2002 the Brent crude oil price has averaged around $20 a barrel, from 1998 through 2002 averaged approximately $22 a barrel and from 2000 through 2002 the price averaged $26 a barrel.

The Group uses a range of prices for crude oil to test opportunities on the downside and look at the upside of potential projects. This method is applied to understand the composition of projects in the portfolio and how these respond over a broad range of prices or margins. The crude oil price outlook for 2003 is uncertain and impacted by developments in the Middle East and Venezuela. The Group evaluates investments using multiple price conditions, including price conditions of less than $20 a barrel to assess the resilience of investments at low-price conditions.

Crude oil reference price conditions are determined after careful assessment of short, medium and long-term drivers of oil and gas prices under different sets of assumptions, yielding a range of prices to be used in evaluation. With regard to 2002, crude oil prices were higher than the conservative expectations of our reference price conditions but within the bounds of our sensitivity analyses. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand. Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.

GAS & POWER

Our Gas & Power business liquefies and transports natural gas, and develops gas markets and infrastructure, including gas-fired power plants. It also markets and trades gas and electricity and converts natural gas to liquids to provide clean fuels. The majority of activities, in particular LNG, are carried out by associated companies.

Discussion and Analysis of Financial Condition and Results of Operations       47

20-F/A (Amendment No. 1) 2002

Earnings

(US GAAP)			$ million

	2002	2001	2000

Net proceeds (including inter-segment sales)	17,612	16,426	16,487
Purchases (including change in inventories)	(16,444)	(14,961)	(15,236)
Depreciation	(128)	(106)	(841)
Operating expenses	(933)	(821)	(770)

Operating profit of Group companies	107	538	(360)
Group share of operating profit of associated companies	751	941	646

Operating profit	858	1,479	286
Other income/(expense)	124	132	89
Taxation	(208)	(385)	(263)

Segment earnings	774	1,226	112

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
48       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

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

2001 compared to 2000

Earnings

Segment earnings for 2001 of $1,226 million were a record, and compared with $112 million reported in 2000, which included a write down of US onshore pipeline assets ($672 million) as a result of portfolio restructuring. The higher earnings in 2001, excluding the impact of the write down in 2000, were mainly due to growth in LNG volumes at the Nigeria and Oman facilities that came on-stream in 2000. Higher income from the marketing and trading business and receipt in 2001 of a $77 million bonus (after taxes) related to the sale in a prior year of midstream assets in the USA also contributed to the increase in segment earnings. These improvements were partly offset by lower results in power generation, which reflected turbine problems at a UK plant, and higher project development costs associated with growing the Gas & Power business.

The larger contribution to earnings from LNG reflected a 19% increase in equity LNG sales volumes, which reached 8.9 million tonnes in 2001, compared to 7.5 million tonnes in 2000. Average realised LNG prices in 2001 were $4.31 per million Btu.

Capital investment

Capital investment totalled $810 million (including approximately $470 million in investments in associated companies) in 2001 and related to LNG projects, LNG shipping, power developments, offshore pipelines in the USA and the acquisition of equity stakes in gas distribution companies in Egypt and Greece. Capital investments were $327 million higher than 2000 as a result of higher investments in LNG ($170 million increase), midstream assets (principally pipelines and gas distribution assets) ($59 million increase) and power ($169 million increase), partly offset by lower investments in related businesses ($71 million decrease).

The portfolio of LNG supply projects continued to grow during 2001. Final Investment Decision was taken by the Group in the first quarter of 2001 on a fourth train with a capacity of 4.2 million tonnes per annum in Australia for the North West Shelf project for start up in 2004 (initial Group investment: $250 million through the end of 2004). In addition, the Group won bids for the refurbishment of two power projects in Nigeria.

Actions by associated companies

Shell also secured access to several emerging LNG markets, including capacity rights in re-gasification terminals close to growing gas markets such as Cove Point and Elba Island in the USA. Construction began in 2001 on the Hazira terminal in Gujarat to supply the growing Indian market.

During 2001, four new power plants in the USA, UK, Australia and China were commissioned by InterGen, an associated company (Group interest 68%), with twelve more plants under construction. Two power plants designed to supply electricity during peak demand periods were commissioned to supply the growing energy market in California. These were the first to be approved under the California Energy Commission’s emergency procedures. In the first quarter of 2002, Kinder Morgan purchased InterGen’s Tejas Gas pipeline and storage system.

Outlook and strategy

Demand for natural gas is expected to grow at a faster rate than crude oil over the next decade, driven by its economic and environmental advantages, particularly in power generation. LNG is expected to expand at double the rate of overall gas growth due to its delivery flexibility and competitive costs. Demand for LNG in Southern Europe is expected to grow rapidly to meet rising power demand. In North America, LNG is expected to play an increasingly important role as domestic gas supply struggles to meet demand. In Asia Pacific, strong long-term LNG growth in emerging gas markets such as China and India is expected to
Discussion and Analysis of Financial Condition and Results of Operations       49

20-F/A (Amendment No. 1) 2002

complement renewed growth in the world’s largest LNG market, Japan, especially if nuclear power generation does not materialise. In the short term, economic weakness and uncertainty may continue to constrain gas growth in some markets and success in emerging markets may at times be slow and not without economic risk. However, over the longer term, the abundance and flexibility of gas is expected to make it the preferred fuel for power generation, heat and the production of ultra-clean liquid fuels.

In close alignment with Exploration and Production, Gas & Power intends to develop opportunities provided by the growing penetration of natural gas in world energy markets. The Gas & Power business focuses on accessing gas markets in order to accelerate the monetisation of existing fields and secure new upstream resources. We will continue to strengthen and develop our leading role in LNG, mainly through associated companies, building on our strong commercial relationships. Over the next three years, five new LNG trains in associated companies in Malaysia, Australia and Nigeria will significantly increase the Group’s share of worldwide LNG capacity. New technologies such as Gas to Liquids will be developed to provide additional income streams. As a number of power markets may continue to face near-term over-supply, parts of our portfolio may continue to see depressed returns. Over the long term, selective power investments that enable or add value to gas monetization remain an appropriate part of our strategy. The same is the case for selective midstream (pipeline and gas storage) opportunities. Our gas marketing and trading businesses will be used to secure customers for long-term sales agreements and increase the return from our gas sales.

OIL PRODUCTS

Our Oil Products business markets fuels and lubricants for domestic and industrial use and for the range of transport modes from road to shipping and aviation. It also refines, supplies, trades and ships crude oil and petroleum products around the world and provides technical consultancy and research services.

Earnings (as restated)

(US GAAP)			$ million

	2002	2001	2000

Net proceeds (including inter-segment sales)	138,624	95,625	106,282
Purchases (including change in inventories)	(120,493)	(83,037)	(92,603)

Gross margin	18,131	12,588	13,679
Depreciation	(2,406)	(1,617)	(2,590)
Operating expenses	(12,537)	(8,490)	(8,158)

Operating profit of Group companies	3,188	2,481	2,931
Group share of operating profit of associated companies	556	241	1,232

Operating profit	3,744	2,722	4,163
Other income/(expense)	(50)	(62)	57
Taxation	(1,067)	(690)	(1,539)

Segment earnings	2,627	1,970	2,681

2002 compared to 2001

Earnings

Segment earnings for the year were $2,627 million compared with $1,970 million in 2001, an increase of 33%. This increase reflects primarily inventory holding gains resulting from FIFO accounting and to a lesser extent contributions to earnings resulting from the three acquisitions completed during the year of DEA in Germany and Pennzoil-Quaker State Company (PQS) and the Texaco downstream assets in the USA. These increases were partially offset by the general deterioration in the business environment that began in late 2001. A weak global economy reduced demand for oil products, together with rising oil prices, put pressure on refining and marketing margins. Refining margins recovered temporarily in October and November when the seasonal product demand increase coincided with falling crude oil prices.

In 2002, net proceeds increased by some $1 billion outside the USA and some $42 billion in the USA. This increase in the USA largely reflects a $43 billion change in proceeds associated with the acquisition of Texaco’s interests in Equilon Enterprises (previously accounted for as an associated company) and the fourth quarter acquisition of PQS. Gross margin (calculated as net proceeds minus purchases) similarly increased by some $5 billion in large part due to the US acquisitions in 2002.

Operating expenses increased by $4,047 million and depreciation by $789 million primarily in the USA as a result of the consolidation of the 2002 acquisitions. As a percentage of gross margin, operating expenses increased by two percentage points while depreciation remained fairly flat. The increase in operating expenses and depreciation in the USA was offset slightly by

50       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

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

2001 compared to 2000

Earnings

Segment earnings for the year were $1,970 million representing a decline of 27% from 2000. This decrease reflected a deterioration in the business environment for oil products following the general economic slowdown in fourth quarter offset in part by cost reduction efforts during the year.

Refining margins came under pressure, particularly in the second half of the year as a result of lower demand due to the economic slowdown, a consequent rise in stocks and increased competition exacerbated by surplus industry capacity. Industry refining margins in Rotterdam and the USA were on average 50% lower in the fourth quarter of 2001 than they were in the first quarter of that year.

Outside the USA, earnings decreased by 8% or $181 million in 2001 versus 2000. In the USA earnings declined by some $529 million or 143%, largely a result of lower earnings in the Equilon and Motiva joint ventures. Contributing to this decline in US associated company income were restructuring and re-branding expenses connected with the acquisition of Texaco’s interests in the Equilon and Motiva joint ventures ($219 million).

In 2001, net sales proceeds declined by some $10 billion outside the USA and some $0.3 billion within the USA. The decline in both regions reflects the reduction in margins and sales volumes during the year. Increased operating expenses of $332 million (or 4%) impacted 2001 earnings negatively, with the majority of this increase relating to Europe. In total, operating expenses increased as a percentage of gross margin to 67% in 2001 from 60% in 2000, with the majority of this increase coming from businesses outside the USA. Depreciation declined in 2001 compared to 2000, reflecting impairment charges of $824 million, mainly relating to the Rayong refinery as a result of the downward revision in 2000 of the long-term expectations for certain refinery margins.

Capital Investment

Capital investment for 2001 totalled $1,518 million, compared with $1,565 million in 2000. The investment focus in 2001 was on marketing operations in key countries. In 2001, these accounted for $1,102 million of the total, predominantly for retail network expansion in all regions, while $360 million was spent on refining assets, primarily on network-wide integrity work and on modifications to the Scotford refinery in Canada, and $56 million on investment in associated companies. Spending increases in Europe were more than offset by reductions in the USA and Asia Pacific.
Discussion and Analysis of Financial Condition and Results of Operations       51

20-F/A (Amendment No. 1) 2002

Portfolio Actions

The Oil Products portfolio was strengthened by a number of acquisitions in 2001. In December 2001, regulatory approval was received for a 50:50 joint venture with RWE AG in Germany. In early 2002, the Group acquired the Texaco downstream assets in the USA and announced in March 2002 that it had entered into an agreement to acquire Pennzoil-Quaker State Company in the USA.

Outlook and strategy

Oil demand growth was exceptionally weak in 2002 at just under 0.2 million barrels/day due to a slow economic recovery in the USA and a first quarter mild winter, and fell well below the average annual increase of 1.0 million barrels/day for the past ten years. Demand growth for 2003 is expected to move closer to this ten-year average, but there are more uncertainties than usual given continued weakness of equity markets, risk of further terrorist actions, impact of high oil prices due to supply disruptions from Venezuela and Iraq and a tight OPEC supply policy. Refining margins are expected to recover modestly from the low levels in 2002 with improved product demand but much will depend on crude oil supply availability, the severity of the northern hemisphere winter and the pace of global economic recovery, particularly in the USA. Refining margin levels in Asia Pacific are likely to continue to be depressed by surplus refinery capacity in the region. Marketing margins will remain subject to competitive pressures in individual markets and to the direction of crude oil price and exchange rate movements.

Potential risks to future earnings centre around the successful integration of our acquisitions, the economic recovery in major markets in Latin America and the performance of the US dollar against other major currencies. Continued improvement in refinery reliability and cost discipline will also have a significant effect on our ability to deliver sustained future earnings.

Our Oil Products business will continue to focus on ways of meeting the needs of millions of Shell customers around the world. This will include continuing to develop new products such as differentiated retail fuels. We will progress the integration of the acquisitions of PQS and the Texaco downstream assets in the USA, and DEA in Germany and will continue to focus on upgrading the portfolio. Of particular emphasis in 2003 and 2004 will be the divestment of non-performing assets. We will continue to pursue cost-reduction programmes, while remaining committed to further improvement in environmental performance and continued development of the employee talent base.

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

Earnings (as restated)

(US GAAP)			$ million

	2002	2001	2000

Net proceeds (including inter-segment sales)	15,207	14,250	16,307
Purchases (including change in inventories)	(12,035)	(11,041)	(11,120)
Depreciation	(401)	(404)	(724)
Other cost of sales	(1,518)	(1,866)	(2,190)
Operating expenses	(815)	(973)	(1,334)

Operating profit/(loss) of Group companies	438	(34)	939
Group share of operating profit/(loss) of associated companies	213	(27)	240

Operating profit/(loss)	651	(61)	1,179
Other income/(expense)	(13)	(4)	15
Taxation	(73)	192	(161)

Segment earnings	565	127	1,033

2002 compared to 2001

Earnings

The business environment for chemicals showed some improvement after the extremely challenging conditions in 2001 although trading conditions, especially in the USA, remained difficult. Segment earnings of $565 million were a significant improvement compared with $127 million the previous year.
52       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Operating profit from Group companies increased by $472 million primarily due to lower fixed costs and higher sales volumes, partly offset by a decline in unit margins (defined as proceeds less cost of feedstock, energy and distribution divided by sales volumes). In addition for certain inventories in North America, Shell has changed the method of inventory costing from the last-in first-out to the first-in first-out method. The cumulative impact on operating profit in 2002 relative to 2001 was an increase of $275 million. Industry utilisation remained flat in Europe, but improved in the USA from historically low levels in 2001. Lower gas feedstock prices relative to crude oil prices in the USA made the economics of cracking liquid feedstocks less favourable. Fixed costs decreased from 2001 and reflected portfolio changes including the effects of prior year divestments (approximately $60 million), lower planned asset maintenance expenditure (approximately $40 million) and reduced information technology costs (approximately $35 million). Total unit costs, excluding feedstock costs, improved by 7% versus 2001 mainly as a result of higher volumes and lower fixed costs. The benefit of volume growth, mainly from new production capacity coming on stream, was partially negated by depressed unit margins thus making a net contribution of some $50 million to operating profit. In 2002, Chemicals earnings include $62 million of charges for asset rationalisation, mainly related to plant closures.

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

Discussion and Analysis of Financial Condition and Results of Operations       53

20-F/A (Amendment No. 1) 2002

2001 compared to 2000

Earnings

Despite 2001 being one of the most challenging years for the chemical industry, the business remained profitable with segment earnings of $127 million compared with $1,033 million the previous year.

Operating profit from Group companies declined by $973 million with the largest decreases in lower olefins (approximately $400 million) and styrene monomer propylene oxide (approximately $130 million). Unit margins were lower in most businesses, particularly in the USA. Underlying volumes (excluding feedstock trading and divested businesses) were in line with the previous year despite weak markets. In the USA, Shell cracker margins were weak and were also impacted by a mid year reversal of the normally favourable economics of the liquid feedstocks used by Shell crackers. Cracker margins in Europe, although generally lower than in 2000, were more favourable than in the USA.

Group share of operating profit from associated companies was a loss of $27 million as trading conditions were particularly difficult in polyolefins as surplus industry capacity resulted in reduced operating rates leading to a decline in industry unit margins.

Portfolio actions

The large-scale divestment programme announced in 1998, leading to a significant restructuring of the chemicals business and a reduction in capital employed from $12.7 billion to $8.5 billion, was essentially completed in early 2001. The $15 million acquisition of the Yabucoa refinery in Puerto Rico was made at the end of 2001, improving the supply of feedstocks to Shell operations in Texas and Louisiana. Construction continued on the expansion of higher olefins and alcohols production capacity at the Geismar Louisiana site with project completion expected in mid year 2002. Additionally, work progressed on the construction of a new styrene monomer and propylene oxide plant in Singapore (Ellba Eastern a 50:50 joint venture with BASF). Basell, the 50:50 joint venture with BASF, announced restructuring plans involving the closure of polyolefin capacity at the Wilton UK site and the shutdown of two facilities in Tarragona Spain. In addition, cost reductions and manufacturing improvement projects were undertaken.

Outlook and strategy

Industry operating rates were at historically low levels in 2001 with some recovery in 2002. The outlook for the Chemicals business remains uncertain and further improvement in 2003 will depend upon global economic growth leading to higher product demand against a background of limited investment in additional industry capacity. These risks combined with the potential for high and volatile energy prices may delay improvements in asset utilisation and profitability. Asia remains the main source of greatest anticipated growth. Enhanced customer service, low cost and asset utilisation remain the central contributors to business resilience in a demanding climate.

Over the medium term, Shell Chemical companies are seeking to be among the best performers in petrochemicals, in line with the industry’s top quartile performers. We will focus on crackers and first-line derivatives, delivering bulk petrochemicals to large industrial customers. Lower total delivered cost will be achieved through a combination of advantaged feed, scale, integration and technology. The commitment to contribute to sustainable development will be maintained to ensure longer term value creation.

OTHER INDUSTRY SEGMENTS

Other industry segments include Renewables, Shell Consumer and Shell Hydrogen. Renewables works to develop significant commercially viable businesses based on renewable sources of energy, including wind and solar power. Shell Consumer is delivering a range of products and services to individual customers. Shell Hydrogen works to develop business opportunities in hydrogen and fuel cell technology.

(US GAAP)			$ million

	2002	2001	2000

Segment earnings	(110)	(287)	(12)

2002 compared to 2001

The smaller loss in 2002 compared to 2001 principally reflects a smaller loss in Shell Consumer. Capital investment for 2002 totalled $329 million, including $142 million relating to the acquisition of solar assets and $157 million for the acquisition of two wind parks in the USA.

2001 compared to 2000

Earnings declined to a $287 million loss compared to a loss of $12 million in 2000 principally as a result of increased overall spending in 2001 on business development activities in Renewables, Hydrogen, Capital, Consumer and Internet Works, and charges in 2001 relating to a writedown of assets prior to disposal and a gain in 2000 on the divestment of coal operations.
54       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

CORPORATE

Corporate is a non-operating segment consisting primarily of interest expense on Group debt and certain other non-allocated costs of the Group.

(US GAAP)			$ million

	2002	2001	2000

Segment earnings	(751)	(320)	(825)

2002 compared to 2001

Segment earnings for 2002 showed a loss of $751 million compared with $320 million in the previous year. The increased loss is mainly a result of higher net interest costs, reflecting the increase in debt as a result of the 2002 acquisitions.

2001 compared to 2000

In 2001, the segment losses of $320 million were an improvement over the $825 million loss recorded in 2000, reflecting reduced net interest expense from 2000, favourable currency exchange effects and the endowment of The Shell Foundation in 2000.

Earnings in 2000 included a charge of $174 million ($250 million before tax) related to the endowment of The Shell Foundation. The Foundation has been established and incorporated as a charitable company in May 2000 to reinforce and complement the Group’s business approach to sustainable development and social performance. The purpose of the endowment was to provide resources which the Foundation could use to fund its programmes. The Foundation pursues its objectives through grants made through its Sustainable Energy Programme, Sustainable Communities Programme and the Youth Enterprise Programme. The Board of the Foundation consists of 6 members (called Trustees), three of whom are not otherwise affiliated with the Group.

LIQUIDITY AND CAPITAL RESOURCES

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

Outlook

In general, the most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are changes in realised prices for crude oil and natural gas, crude oil and natural gas production levels and refining and marketing margins. These factors are also the most significant affecting net income. Acquisitions, such as Enterprise and Pennzoil Quaker State, and divestments, such as Ruhrgas, can affect the comparability of cash flows in the year of the transaction. On a longer term basis, the ability to replace proved reserves that are produced affects cash provided by operating activities, as well as net income.

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

Discussion and Analysis of Financial Condition and Results of Operations       55

20-F/A (Amendment No. 1) 2002

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

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration and Production, which in turn will affect the Group’s cash flow provided by operating activities and net income. After giving effect to the Reserves Restatement, the Group’s five year reserves replacement ratio for the period 1998-2002 was 80%. The field decline rate for Exploration and Production’s existing business is approximately 6 to 8 percent per year. The Group will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making appropriate acquisitions. The Group strives to offset the effects of field decline through these measures and, as a result, production increased in 2001 and 2002. The Group’s goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes. The Group currently expects overall production to dip in 2005 and then to increase beginning in 2006 as additional production from new projects begin to come on-stream.

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

It is the Group’s intention to continue to divest and, where appropriate, acquire assets as part of active portfolio management. However, the Group does not generally expect that the purchase and sale of assets in the normal course of business will have a significant effect on cash flow provided by operating activities. The amount of divestments will depend on market opportunities and therefore all related assets have not yet been recorded as assets held for sale. During the second quarter of 2002, an agreement to divest the Group’s 14.75% interest in Ruhrgas for consideration of approximately €1.5 billion was announced. This transaction was completed in March 2003.

The Group manages its portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on conservative assumptions relating to crude oil prices relative to average historic crude oil prices. From 1983 through 2002, the Brent crude oil price has averaged around $20 a barrel, from 1998 through 2002, it averaged approximately $22 a barrel and from 2000 through 2002 the price averaged almost $26 a barrel.

As described in Note 2 to the Group Financial Statements the treatment of exploration costs has been changed such that certain costs that had previously been capitalised for longer than 12 months following the completion of exploratory drilling are now expensed. In connection with this change in accounting treatment, certain costs were reclassified from capital expenditures to exploration expense. This change in accounting treatment does not impact cash flows and is not anticipated to affect the future levels of exploration investment. In addition, this change in accounting treatment will mean that in future years drilling costs for some wells will be expensed earlier than in the past. The effect of this change on net income and depreciation, depletion and amortisation will depend on the actual exploration success and the timing of the progression of development projects associated with exploratory drilling.

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
56       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

The Group currently maintains $2.3 billion of committed bank facilities to provide full back-up coverage of commercial paper maturing within 30 days. The maturity profile of the Group’s outstanding commercial paper is managed to ensure that the amount of commercial paper maturing within 30 days does not at any point in time exceed the amount available from internal liquidity and under the back-up facilities. These committed facilities, which are with a number of international banks, are renewed on an annual basis. The Group expects to be able to renew these facilities on commercially acceptable terms. The Group expects that commercial paper issuances in 2003 could range up to $9.0 billion, with maturities of up to 12 months.

A debt covenant (interest cover ratio) on $1.3 billion of non-recourse debt within a Group company was breached in 2001. This breach is continuing and the company has defaulted on $115 million of scheduled principal payments during 2002. As this debt is non-recourse, the breach has had no impact on the Group’s other borrowing arrangements. Total debt at the end of 2002 amounted to $19.7 billion and the Group’s debt ratio (defined as total debt as a percentage of capital employed) increased from 8.9% in 2001 to 23.5% in 2002. The level of the debt ratio remains in accordance with the medium-term gearing philosophy of the Group, which targets a gearing between 20%-30%. The total debt outstanding (excluding capital leases) at December 31, 2002 will mature as follows: 67% in 2003, 6% in 2004, 5% in 2005, 7% in 2006 and 15% in 2007 and after.

Credit Ratings

On April 19, 2004, Standard & Poor’s Ratings Services (S&P), downgraded to “AA+” from “AAA” its long-term ratings on the Royal Dutch/ Shell Group of Companies (through a downgrade of the Group Holding Companies, Shell Petroleum N.V. and The Shell Petroleum Company Ltd.) and their subsidiary Shell Oil Company. On April 21, 2004, Moody’s (Moody’s) Investors Services downgraded the long-term debt ratings of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC, the guaranteed subsidiaries of the Group to “Aa1” from “Aaa”. These new ratings remain under review for possible further downgrade. The credit ratings given to the commercial paper programmes of the guaranteed subsidiaries have been confirmed by S&P and Moody’s at their original levels of “A-1+” and “Prime-1”, respectively.

The Group, having locked in long-term debt for periods of up to 5 years, will notice an increase in its funding cost only as outstanding debt matures and is replaced with new issues. The average maturity of currently outstanding debt is approximately 2.5 years. If the $5 billion long-term debt currently (April 2004) borrowed under the borrowing programmes to which the ratings apply is fully refinanced, our annual pre-tax borrowing cost is expected to increase by approximately $5 million. In light of the unchanged short-term credit ratings, it is expected that there will be no impact on the cost of commercial paper borrowing.

Capital investment and dividends

Group companies’ capital investment is defined as capital expenditure, plus exploration expense, new investments in associated companies and other investments of a significant and strategic nature. These amounted to $24.6 billion in 2002 ($11.8 billion in 2001), mainly reflecting the high level of acquisition expenditures in 2002. Exploration and Production expenditures of $14.1 billion (compared to $8.0 billion in 2001) accounted for more than half this total. Oil Products investment amounted to $7.9 billion (compared to $1.5 billion in 2001). Chemicals investment was $0.8 billion (compared to $0.8 billion in 2001), whilst Gas & Power accounted for $0.7 billion (compared to $0.8 billion in 2001). An amount of $0.5 billion capital investment was spent in other industry segments, (compared to $0.3 billion in 2001) and $0.6 billion was spent across all segments in the form of loans from the Group to its associated companies (compared to $0.4 billion in 2001).

Capital investment in 2003 is estimated at end 2002 to be approximately $12 billion, excluding the contribution made by minority interests on the Sakhalin project. Spending will continue to be subjected to investment discipline, stringent project selection and the need to balance profitability with growth. Exploration and Production will continue to be the major element. It is expected that the Group companies’ investments will mainly be financed from internally generated funds.

The Parent Companies’ dividend objective is to provide a per share increase at least in line with inflation of the currencies of the Parent Companies’ home countries over a period of years. In 2002, total dividends paid out to shareholders were $5.5 billion, a 7.5% increase over the prior year. Since underlying dividends are declared in euros and pounds sterling, the US dollar dividend amount depends on exchange rates between these currencies and the US dollar. The Group estimates that, under current conservative price assumptions and taking account of revisions to all Group cash commitments, capital investment of around $13 billion on average is required each year (which includes capital expenditures to bring proved undeveloped reserves into production but excludes the contribution made by holders of minority interests in the Sakhalin project) to grow the capital base. This level is higher than in the recent past. After dividends and capital investment, the priority for use of cash generated is the maintenance of a prudent balance sheet.

Since the total debt of the Group increased by $13.9 billion during 2002, debt reduction will be a priority for the Group in 2003. Focus will remain on improvement of underlying operational performance in order to continue to deliver a sufficient level of cash flows provided by operating activities.

Discussion and Analysis of Financial Condition and Results of Operations       57

20-F/A (Amendment No. 1) 2002

2001 compared to 2000

Statement of Cash Flows

Cash flow provided by operating activities decreased to $16.9 billion in 2001 from $18.3 billion in 2000, or 7.7%, while net income decreased to $10.4 billion from $12.9 billion, or 19.4%. The primary factors causing the 2001 change in cash flow provided by operating activities were lower crude oil and natural gas prices and lower refining margins outside the USA.

Financial condition and liquidity

Cash inflow during 2001 was deployed mainly in investments. Capital investment amounted to $11.8 billion in 2001 ($8.5 billion in 2000), with capital expenditure and new investments in associated companies totalling $10.7 billion in 2001 ($7.3 billion in 2000). Exploration and Production expenditures of $8.0 billion (compared to $4.8 billion in 2000) accounted for approximately 68% of this total. Oil Products investment amounted to $1.5 billion (compared to $1.6 billion in 2000). Chemicals investment was $0.8 billion (compared to $0.9 billion in 2000), whilst Gas & Power accounted for $0.8 billion (compared to $0.5 billion in 2000). An amount of $0.3 billion capital investment was spent in other industry segments (compared to $0.2 billion in 2000), and $0.4 billion was spent across all segments in the form of loans from the Group to its associated companies (compared to $0.5 billion in 2000).

Cash and cash equivalents amounted to $6.7 billion at the end of 2001, compared to $11.4 billion at the end of 2000. There was additional dividend funding for buybacks of Parent Company shares of $4.0 billion and net debt repayment of $1.7 billion in 2001. The net cash position reduction is the result of cash movements as described in the Statement of Cash Flows included in the Group Financial Statements.

A debt covenant (interest cover ratio) on $1.3 billion of non-recourse debt within a Group company was breached in 2001. Total debt at the end of 2001 amounted to $5.8 billion and the Group’s debt ratio decreased from 10.9% in 2000 to 8.9% in 2001.

Guarantees and other off-balance sheet obligations

Guarantees increased by $0.9 billion from $3.2 billion at December 31, 2001 to $4.1 billion in 2002. At December 31, 2002, $2.1 billion were guarantees of debt of associated companies, $1.0 billion were guarantees for customs duties and other tax liabilities and $1.0 billion were other guarantees. Guarantees of debt of associated companies were mainly for InterGen ($1.3 billion).

At December 31, 2002, the Group had operating leases under which total minimum payments were $8.6 billion, long-term purchase obligations associated with financing programmes requiring aggregate payments of $3.6 billion and certain power generation contracts (referred to as tolling agreements) amounting to $6.9 billion (of which approximately $700 million is conditional upon the exercise of a renewal option by the owner of one of the plants). The items referred to in this paragraph are also included in the table of purchase and other obligations below.

Purchase and other obligations

The table below summarises the Group companies’ contractual obligations and commercial commitments as at December 31, 2002.

					$ billion

		Less than			After
		1 year	2-3 years	4-5 years	5 years
Contractual Obligations	Total	(2003)	(2004/2005)	(2006/2007)	(>2007)

Long term debt[a]	8.5	2.2	2.1	3.4	0.8
Leasing arrangements	9.4	2.0	2.1	1.3	4.0
Long term purchase obligations	3.6	0.3	0.5	0.5	2.3
Long term power capacity obligations	6.9	0.2	0.6	0.7	5.4
Other long term liabilities	6.1	–	3.7	1.5	0.9

Total	34.5	4.7	9.0	7.4	13.4

[a]	Comprised of $6.8 billion as disclosed on the Group balance sheet, plus long term debt due within one year, less capitalised lease payments.

Please also refer to Notes 15, 16 and 18 of the Group Financial Statements for additional detail. In addition to the amounts presented in above table, pension fund contributions for 2003 are expected to be approximately $1.3 billion.

58       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

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

A formalised self-appraisal and assurance letter process is in place. Annually the management of every business unit provides assurance as to the adequacy of governance arrangements, risk and internal control management, HSE management, financial controls and reporting, treasury management, brand management and information management. Country Chairs also provide assurance regarding compliance with the Statement of General Business Principles and other important topics; as part of this process business integrity concerns or instances of bribery or illegal payments are to be reported. Assurance letter results including any material qualifications are reviewed by the GAC and support representations made to the external auditors.

In addition to these structured self-appraisals, the assurance framework relies upon objective appraisals by internal audit. The results of internal audit’s risk-based reviews of Group operations provide the GAC with an independent view regarding the effectiveness of risk and control management systems.

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

As discussed below under “Controls and Procedures”, the Parent Companies have determined, based largely on the investigation and report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserve bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves, which also had an effect on the financial statements.

Property and liability risks

The Group’s Operating Companies insure against most major property and liability risks with the Group’s captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.

Treasury and trading risks

As further discussed in Note 28 to the Group Financial Statements, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

The Group has Treasury Guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk

Discussion and Analysis of Financial Condition and Results of Operations       59

20-F/A (Amendment No. 1) 2002

management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.

Each Group company measures its foreign currency exposures against the underlying currency of its business (its “functional currency”), reports foreign exchange gains and losses against its functional currency and has treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies normally have their local currency as their functional currency.

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

Supplementary information on derivatives and other financial instruments and derivative commodity instruments is given on pages G62 to G74 of this report.

Pension funds

The estimated actuarial valuation of the Group’s four main pension funds in aggregate at end 2002 shows a modest surplus of assets over liabilities. This actuarial valuation, rather than the Group accounting policy FAS 87 measure (Note 20 to the Group Financial Statements), is the basis on which the funds’ trustees steer the funds and define the required contributions from the member companies.

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

60       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Employees

Overall, the number of employees in the Group has increased by over 25% during 2002 primarily as a result of the acquisitions in the Oil Products business (Equilon, Pennzoil-Quaker State and DEA). Further increases resulted from the consolidation of former associate companies, the start-up of new operations and from business expansion. These were only partially offset by the conversion of certain retail operations to an agency basis. Further streamlining across the Group will continue, due to the integration of acquisitions and the ongoing restructuring of companies across the Group.

Research and development costs

The Group’s research and development (R&D) programmes are designed to enable the Group to reduce costs and improve operations. Total R&D expenses for 2002 were $472 million, compared with $387 million for 2001.

International Financial Reporting Standards

Under a 2002 EU Regulation, publicly-listed companies will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The Group’s IFRS implementation project is on target to meet this requirement. At June 2004 the impact cannot be determined, as there are a number of decisions and choices still to be made as a first time adopter of IFRS.

The Group expects to follow the Committee of European Securities Regulators’ recommendations regarding disclosures during the period leading up to publication of the 2005 financial statements, including impact analysis in the 2004 financial statements and quarterly information in accordance with IFRS during 2005.

Cautionary statement

This discussion and Analysis of Financial Condition and Results of Operations and other sections of this Amendment No. 1 contain forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals, power generation and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

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

Estimation of oil and gas reserves

Oil and gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows presented in our “Supplementary Information – Oil and Gas (unaudited)” and changes in proved oil and gas reserves, particularly developed reserves, will affect unit-of-production depreciation charges to income.

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

Discussion and Analysis of Financial Condition and Results of Operations       61

20-F/A (Amendment No. 1) 2002

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

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004. This review lead to the Reserves Restatement described herein. As at December 31, 2002, after giving effect to the Reserves Restatement, the proportion of the Group’s total proved reserves that was categorised as proved developed reserves was 56%, the remaining 44% being proved undeveloped reserves.

As noted above, changes in the estimated amounts of proved reserves can have a significant impact on the standardised measure of discounted cash flows presented under “Supplementary information – Oil and Gas (unaudited)” beginning on page G50. The Reserves Restatement resulted in a 9% reduction in the standardised measure at end 2002. Apart from the effects of the Reserves Restatement, however, revisions to proved reserves have had a relatively modest impact on standardised measure compared to changes in prices and costs, sales and transfers and income tax. A summary of changes to the standardised measure is given on page G60.

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

Although the possibility exists for changes in reserves to have a critical effect on depreciation, depletion and amortisation charges and, therefore, net income, it is expected that in the normal course of business the diversity of the Shell portfolio will constrain the likelihood of this occurring. In 2002, after giving effect to the Reserves Restatement, revisions equaled 2% of the proved developed reserves of Group companies.

The Reserves Restatement resulted in a 3% change in total Exploration and Production depreciation, depletion and amortisation charges (excluding impairments) in 2002, because approximately 88% of the affected reserves had been in the proved undeveloped category, which does not affect this calculation.

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

62       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Asset impairments have the potential to significantly impact net income. For example, in recent years there have been significant impairment charges in 1998 ($3,013 million pre-tax) and in 2000 ($1,785 million pre-tax). The changes in estimates that most precipitated those impairments were in relation to future commodity prices or margins and portfolio transactions. In particular the longer term assumption for oil price was revised from $18 per barrel in 1998 to $14 per barrel and the outlook for oil refinery margins in Asia Pacific was reduced in 2000. Significant portfolio transactions in the Gas & Power segments occurred in both those years and in Chemicals in 1998.

As described above, the Group has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices is higher than in 1998 and tends to be stable because the Group does not consider short-term increases or decreases in prices as being indicative of long term levels. At the end of 2002 the estimated oil and gas prices used for asset recoverability testing were lower than prices prevailing in the market at that time.

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

As further described in Note 27 to the Group Financial Statements, the Group is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is “probable” that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgment relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the three years ended December 31, 2002 have not been material to the Group’s financial condition or results of operations.

Notwithstanding the possibility of outcomes outside expected ranges, in recent years the Group’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes.

A change in estimate of a recognised provision or liability would result in a charge or credit to net income, in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

Employee retirement plans

Retirement plans are provided for permanent employees of all major Group companies and generally provide defined benefits based on employees’ years of service and average final remuneration. The plans are typically structured as separate legal entities managed by trustees.

The amounts reported for the Group’s employee retirement plans are disclosed in Note 20 to the Group Financial Statements, and are calculated in line with Statement of Financial Accounting Standards No. 87 (FAS 87). These calculations require assumptions to be made of future outcomes, the principal ones being in respect of increases in remuneration and pension benefit levels, the expected long-term return on plan assets and the discount rate used to convert future cash flows to current values. The assumptions used vary for the different plans as they are determined in consultation with independent actuaries in the light of local conditions. The assumptions are reviewed annually. Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the market-related value at the beginning of the year. Discount rates used to calculate year-end liabilities are based on prevailing AA long-term corporate bond rates at year end. Weighted average values for the assumptions used are contained in Note 20 to the Group Financial Statements and have remained relatively constant over the last three years.

Discussion and Analysis of Financial Condition and Results of Operations       63

20-F/A (Amendment No. 1) 2002

Pension cost under FAS 87 primarily represents the increase in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The FAS 87 calculations are sensitive to changes in the underlying assumptions. A change of 1% in the expected rate of return on plan assets would result in a change in pension cost charged to income of approximately $450 million (pre-tax) per annum. FAS 87 generally reduces income volatility because unexpected changes in the amounts of plan assets and liabilities (“actuarial gains and losses”) are amortised over the average remaining employee work life.

The trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the FAS 87 measures.

64       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

Control and Procedures

As of the end of the period covered by this Amendment No.1, the management of each of the Parent Companies (with the participation in the case of Royal Dutch of its President and Managing Director and the Acting Group Chief Financial Officer and, in the case of Shell Transport its Managing Director and the Acting Group Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), of the effectiveness of the design and operation of the disclosure controls and procedures of the Parent Companies and the Group. Based on this evaluation, the President and Managing Director of Royal Dutch, the Managing Director of Shell Transport and the Acting Group Chief Financial Officer concluded that, except as described below under “Deficiencies Relating to Reserves Reporting”, as of the end of the period covered by this Amendment No.1, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by each of the Parent Companies in reports they file or submit under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Except as described below, there has not been any change in the internal controls over financial reporting of the Group or either Parent Company that occurred during the period covered by this Amendment No.1, that has materially affected, or is reasonably likely to affect, such internal controls over financial reporting.

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

Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors and Mr. Walter Van de Vijver, Chief Executive of Exploration and Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive Directors of Shell Transport. Judith Boynton resigned from her position as Group Chief Financial Officer, Group Managing Director and Executive Director of Shell Transport on April 18, 2004.

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

Deficiencies relating to reserves reporting

As described in greater detail elsewhere herein, this Amendment No.1 gives effect to the Reserves Restatement and the Financial Restatement. In connection with the Reserves Restatement, Royal Dutch and Shell Transport have determined, based largely upon the investigation and report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserves bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves. The inappropriate booking of certain proved reserves had an effect on the financial statements, mainly understating depreciation, depletion and amortisation. To eliminate the effects on the financial statements of the inappropriate reserves bookings, Royal Dutch and Shell Transport elected to make the Financial Restatement. The identified deficiencies and material weaknesses relating to the booking of proved reserves consist of the following:

•	The Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines.

•	There was a lack of appropriate resources and a confusion of roles and responsibilities with respect to the Group Reserves Coordinator and the Group Reserves Auditor.

•	The Group’s Committee of Managing Directors and the Parent Company Boards were not provided with appropriate information to inform disclosure judgements.

Discussion and Analysis of Financial Condition and Results of Operations       65

20-F/A (Amendment No. 1) 2002

•	There were weaknesses in the finance function whereby the Chief Financial Officers of the businesses did not have direct reporting responsibility to the Group Chief Financial Officer.

•	There were unclear lines of responsibility for booking proved reserves.

•	There was a lack of understanding at various levels of the Group of the meaning and importance of disclosure obligations under the SEC’s rules and published guidance relating to proved reserves.

•	There was a control environment that did not emphasise the paramount importance of the compliance element of proved reserves decisions.

Remedial Actions

To address the weaknesses in the controls relating to reserves bookings identified above, the Parent Companies and the Group have implemented a number of remedial actions. Beginning in March 2004, the Group conducted an extensive special review of the global reserves portfolio with the assistance of external reserve consultants, Ryder Scott Company (See “Supplementary information – Oil and Gas (unaudited)”). The Parent Companies and the Group have also effected the management changes described above under “Investigation and Report to Group Audit Committee; Management Changes”. In addition, as discussed in the report to the GAC, the following remedial actions have also been taken or are proposed to be taken:

•	Global Reserves Committee. In 2003, the Group established the Global Exploration and Production Reserves Committee (the Reserves Committee) in order to improve consistency of standards and their application across the Group’s operations globally and strengthen the oversight of the process for approving the booking of proved reserves.

•	Group Reserves Guidelines. The Group’s guidelines for booking proved reserves are being revised with the assistance of independent petroleum engineers and counsel to conform fully these guidelines with applicable SEC rules and guidance, clarify the criteria for booking and de-booking of proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications) and improve their utility for all users. It is expected that future revisions of the guidelines will occur only as necessary and as early as possible in the year to allow engineers to understand the implications well in advance of the submission of reserves volumes at year-end.

•	Overhaul of the office of Group Reserves Co-ordinator. Given the technical and compliance elements of reserves determinations, the Group Reserves Co-ordinator will no longer report to business planning or strategy executives in Exploration and Production but rather to the Director of Technology. More staff will be employed to resource the vital function of the Group Reserves Co-ordinator who will also regularly use independent petroleum engineers as deemed necessary, including for the systematic training of engineers in the field. The Group Reserves Co-ordinator will be responsible for the revision and ongoing maintenance and application of the Group’s Guidelines, and as such will be responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and the Group Reserves Auditor as well as for identifying training needs and facilitating training sessions from both a technical and regulatory perspective. The Group Reserves Coordinator will also have an obligation to liaise with internal legal staff on disclosure judgments on the basis of technical compliance and/or materiality.

•	Overhaul of the office of Group Reserves Auditor. More staff will also be dedicated to the Group Reserve Auditor function so that the audit cycle of the Group’s reserves can be made more frequent and each audit can be made more rigorous. The Group Reserves Auditor and his or her staff will now report to the Group Chief Internal Auditor to increase the independence of the Group Reserves Auditor function. The Group Reserves Auditor will also regularly use independent external petroleum engineers to complement and develop in-house expertise.

•	Clarification of roles and responsibilities of the Group Reserves Auditor and the Group Reserves Coordinator. The roles of the Group Reserves Auditor and Group Reserves Coordinator have been redefined to make clear that they must retain a respectful separation and independence so as to allow the Group Reserves Auditor to challenge the Group Reserves Coordinator and Exploration and Production reserve booking decisions more effectively as parts of the Group internal audit function.

•	Removal of reserves from scorecards. Reserves bookings have been removed from performance scorecards (used internally to gauge the performance of the Group’s businesses against identified goals for purposes of management evaluation and for calculating management bonuses) of individuals associated with the reserves assurance process, including senior executives.

•	Improved visibility and accounting of reserves issues by senior management and Directors. The Group’s Committee of Managing Directors will collectively approve the reserve bookings and de-bookings taken by Exploration and Production. Following this approval, a review of the overall outcome will be considered by the GAC.

66       Discussion and Analysis of Financial Condition and Results of Operations

20-F/A (Amendment No. 1) 2002

•	Enhanced accountability of Business CFOs to the Group CFO. The Chief Financial Officers of the businesses now report directly to the Group Chief Financial Officer. This reorganisation is designed to improve the ability of the Group Chief Financial Officer to have effective oversight of financial issues relating to the business units. It will also enable the Group Chief Financial Officer, in turn, to inform colleagues and directors of important disclosure issues, as required.

•	Strengthening of Line Responsibilities for Reserve Reporting. The line authorities and accountabilities for reserve reporting are being reinforced as follows:

–	clarifying that the local Chief Reservoir Engineer is responsible for ensuring that reserves bookings and de-bookings are compliant with SEC rules and requiring that any booking and de-booking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

–	placing business and financial responsibility on the local Chief Executive Officer and Chief Financial Officer, respectively, for the decisions of their Chief Reservoir Engineer;

–	clarifying that ultimate responsibility for booking and de-booking decisions rests with the Chief Financial Officer of Exploration and Production and the Director of Technology of Exploration and Production, working together with the Group Reserves Coordinator;

–	providing for the endorsement of these decisions by the Group’s Committee of Managing Directors; and

– finally, providing for review by the GAC.

•	Enhancement of the Legal Function. To improve the ability of the senior management to benefit from appropriate legal advice, provision has been made for the Group Legal Director to have the ability to attend meetings of the Group’s Committee of Managing Directors, the Conference and the Parent Company Boards. Similarly, the General Counsel of the various businesses, who attend the executive committee meetings of those businesses, have been expressly given the task of identifying disclosure issues for consideration at a higher level. All lawyers at the Group level and the Parent Companies, including the Corporate Secretaries of the Parent Companies, now report to the Group Legal Director, except to the extent inappropriate under applicable legal and fiduciary requirements. The legal function has been given responsibility for actively identifying training needs in areas of disclosure, reporting obligations and corporate governance and devise training programs to address those needs.

•	Enhancement of the Disclosure Committee. The Group’s existing Disclosure Committee has been enhanced to require that the Group Legal Director be a member. The Disclosure Committee has also been given quarterly access to the Group’s Committee of Managing Directors to assess the adequacy of disclosures and ensure the awareness and approval of the Group’s Committee of Managing Directors of those disclosures. In carrying out its responsibility to ensure accuracy, completeness and consistency with other disclosures, the Disclosure Committee will be asked to provide a second level of control over the substantive content of disclosures.

•	Reduction of Job Rotation. The Group will examine the tenure of individuals in key functions. While it is important for numerous reasons to expose people to different experiences within the Group, it is accepted that the period of rotation of certain positions should be extended and, upon rotation, complete and detailed handover notes should form the basis for a formal transfer.

•	Document Retention Policy. A consistent policy is being prepared to be put into place. Following implementation, this policy will be widely disseminated.

•	Promoting Communication and Compliance. Group-wide communications programs are being planned in which the Group’s senior management will emphasize to all employees that integrity and compliance concerns must be raised with the internal audit or legal functions, and must be investigated thoroughly and openly, regardless of who is involved. This policy will be communicated forcefully and frequently. Moreover, a working group of senior executives has been formed to evaluate ways to enhance the effectiveness of the Group’s compliance efforts and to promote consistent communication of compliance requirements throughout the Group.

2004 Disclosure Controls Review

Subsequent to the January 9, 2004 announcement of the reserves recategorisation, and under the sponsorship of the Group Disclosure Committee, a review of the control framework in relation to corporate disclosure processes was conducted by Group internal audit. The preliminary results of this review identified areas for improvement, including with respect to strengthening and increasing the formalisation of the existing framework, and are consistent with a number of the remedial actions arising out of the independent review described above. The outcome of this internal review will be considered by both the Group Disclosure Committee and the GAC, to ensure integrated implementation of agreed actions.
Discussion and Analysis of Financial Condition and Results of Operations       67

20-F/A (Amendment No. 1) 2002

Royal Dutch Petroleum Company

CONTROL OF REGISTRANT

Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government.

Ordinary shares and priority shares

The General Meeting of Shareholders held on May 16, 2002, adopted a resolution to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. The new nominal (par) value of the priority shares is €448 each and of the ordinary shares €0.56 each. The rights of the holders of the ordinary shares have not been impaired. Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of €0.56 each, approximately 73.5% is in bearer form; the remainder is registered. As at March 3, 2003, no interests had been notified to the Company in 5% or more of the Company’s issued ordinary share capital. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management – Share Ownership” on page 75.

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

68       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

ARTICLES OF ASSOCIATION

The following are brief summaries of certain provisions of the Articles of Association of Royal Dutch and of Dutch law. Such descriptions do not purport to be complete and are qualified in their entirety by reference to Royal Dutch’s Articles of Association, Book 2 of the Netherlands Civil Code and other Dutch laws. A copy of Royal Dutch’s Articles of Association translated into English is incorporated by reference into this Amendment No.1.

General

Royal Dutch was founded in the Netherlands on June 16, 1890 and is registered with the Commercial Register in The Hague, the Netherlands under number 27002690. The object of Royal Dutch, as described in Article 2 of its Articles of Association, is the foundation of, participation in and management and financing of limited liability and other companies or undertakings which are engaged in one or more branches of the oil, natural gas, chemical industry, in mining, power generation and distribution, renewables or in one or more other branches of business. Royal Dutch is further entitled in general to do all that is necessary for the attainment of its object or that is connected therewith in the widest sense.

Managing Directors and members of the Supervisory Board

Royal Dutch is managed by a Board of Management under the supervision of a Supervisory Board.

(a)	A Managing Director or member of the Supervisory Board shall not vote in respect of a proposal, arrangement or contract in which he is materially interested.

(b)	A Managing Director shall not vote in respect of any matter regarding compensation to himself or to any of the other Managing Directors. Each of the Managing Directors receives a remuneration, which shall be fixed by the Supervisory Board. The maximum aggregate remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders for division by the Supervisory Board among its members.

(c)	The Managing Directors are empowered to exercise all powers of Royal Dutch to borrow money subject to the authorisation of the Supervisory Board being required for contracting loans that will mature in more than one year.

(d)	Managing Directors and members of the Supervisory Board are not required to hold shares of Royal Dutch in order to be qualified.

Royal Dutch Petroleum Company       69

20-F/A (Amendment No. 1) 2002

Rights attaching to each class of shares

(a)	Dividend rights

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

70       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

Changes in capital

The conditions imposed by Royal Dutch’s Articles of Association for changes in capital are not more stringent than required under Dutch law.
Royal Dutch Petroleum Company       71

20-F/A (Amendment No. 1) 2002

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

72       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

The Managing Directors, members of the Supervisory Board and officers of Royal Dutch at March 3, 2003, were:

Managing Directors

Jeroen van der Veer President
Born October 27, 1947. A Dutch citizen. A Managing Director of the Company since 1997 and President since 2000. A Group Managing Director since 1997. Joined the Group in 1971 in refinery process design and held a number of positions in refining and marketing in the Netherlands, Curacao and the UK. Area Co-ordinator Sub-Saharan Africa 1990 – 92 and a Managing Director of Shell Nederland with responsibility for the Pernis refinery and petrochemical complexes at Pernis and Moerdijk as well as the chemicals business 1992 – 95. President and Chief Executive Officer of Shell Chemical Company in the USA 1995 – 97. A member of the Supervisory Board of De Nederlandsche Bank and an Advisory Director to Unilever.

Malcolm Brindeda

Born March 18, 1953. A UK citizen. A Managing Director of the Company since July 2002. A Group Managing Director since July 2002. Joined the Group in 1974. Held various positions in the Netherlands, Brunei, Oman and the UK. General Manager of Shell U.K. Exploration and Production in Aberdeen 1998 – 2001. Country Chairman in the UK 1999 – 2002. Director of Planning, Environment and External Affairs at Shell International Ltd. 2001 – 02.

Walter van de Vijverb

Born November 1, 1955. A Dutch citizen. A Managing Director of the Company since 2001. A Group Managing Director since 2001. Joined the Group in 1979 as a petroleum engineer. Worked in Exploration and Production in Qatar, Oman, the USA, the UK and the Netherlands. General Manager Brent Business Unit of Shell U.K. Exploration and Production in Aberdeen 1993 – 97. Chief Executive Officer of Shell International Gas Ltd. and Chief Executive Officer of Shell Coal International Ltd. in London 1997 – 98. President and Chief Executive Officer of Shell Exploration & Production Company in the USA 1998 – 2001.

Supervisory Board

Aad Jacobs Chairman
Born May 28, 1936. A Dutch citizen. Chairman of the Supervisory Board since July 2002 and a member of the Supervisory Board since 1998. Due to retire by rotation in 2003. A member of the Board of Management of ING Group 1991 – 98 and its Chairman 1992 – 98. Chairman of the Supervisory Boards of Joh. Enschedé and Imtech. Vice-Chairman of the Supervisory Boards of Buhrmann and VNU and a member of the Supervisory Boards of Euronext, IHC Caland and ING Group.

Maarten van den Bergh

Born April 19, 1942. A Dutch citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2004. A Managing Director of the Company 1992 – 2000 and President 1998 – 2000. A Group Managing Director 1992 – 2000. Chairman of the Board of Directors of Lloyds TSB and a member of the Boards of Directors of British Telecom and British Airways.

a	On March 3, 2004, Malcolm Brinded resigned from the Board of Management of Royal Dutch and was appointed a Director and Managing Director of Shell Transport.

b	On March 3, 2004, Walter van de Vijver resigned from the Board of Management of Royal Dutch and as a Group Managing Director.
Royal Dutch Petroleum Company       73

20-F/A (Amendment No. 1) 2002

Jonkheer Aarnout Loudon

Born December 10, 1936. A Dutch citizen. A member of the Supervisory Board since 1997. Due to retire in 2007. A member of the Board of Management of Akzo (which became Akzo Nobel in 1994) 1977 – 94 and its Chairman 1982 – 94. A member of the First Chamber of the Dutch Parliament 1995 – 99. Chairman of the Supervisory Boards of ABN AMRO Bank and Akzo Nobel and a member of the International Advisory Board of Allianz.

Professor Hubert Markl

Born August 17, 1938. A German citizen. A member of the Supervisory Board since July 2002. Due to retire by rotation in 2007. President of the Max-Planck-Gesellschaft 1996 – 2002. Professor of biology at the University of Constance since 1974. A member of the Supervisory Boards of Aventis, BMW and Münchener Rückversicherungsgesellschaft.

Professor Joachim Milberg

Born April 10, 1943. A German citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2005. A member of the Board of Management of BMW 1993 – 2002 and its Chairman 1999 – 2002. A member of the Supervisory Boards of Allianz Versicherungs-AG, BMW, John Deere & Company and MAN.

Lawrence Ricciardi

Born August 14,1940. A US citizen. A member of the Supervisory Board since 2001. Due to retire by rotation in 2006. President of RJR Nabisco 1993 – 95. Senior Vice-President and General Counsel of IBM 1995 – 2002. Senior Advisor to Jones Day and Lazard Freres & Co. A member of the Board of Directors of The Reader’s Digest Association.

Henny de Ruiter

Born March 3, 1934. A Dutch citizen. A member of the Supervisory Board since 1994. Due to retire in 2004. A Managing Director of the Company 1983 – 94. A Group Managing Director 1983 – 94. Chairman of the Supervisory Boards of Royal Ahold, Univar and Wolters Kluwer. Vice-Chairman of the Supervisory Board of Aegon and a member of the Supervisory Board of Heineken.

Jan Timmer

Born February 20, 1933. A Dutch citizen. A member of the Supervisory Board since 1996. Due to retire in 2003. President and Chairman of the Board of Management of Royal Philips Electronics 1990 – 96. Chairman of the Supervisory Board of PSV. A member of the Supervisory Board of ING Group.

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

74       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

Share Ownership

The interests in ordinary shares of Royal Dutch, including outstanding share options, of the members of the Supervisory Board and the Managing Directors of Royal Dutch at March 3, 2003, were:

	Share options[a]		Ordinary shares

Supervisory Board
Aad Jacobs	–		–
Maarten van den Bergh[b]	37,950		4,000
Jonkheer Aarnout Loudon	–		75,000
Professor Hubert Markl	–		–
Professor Joachim Milberg	–		–
Lawrence Ricciardi	–		–
Henny de Ruiter	–		–
Jan Timmer	–		–

Managing Directors
Jeroen van der Veer	270,850		9,012
Malcolm Brinded	50,000	[c]	2,500
Walter van de Vijver	187,000		10,668

a	Additional information is included in the Notes to the Royal Dutch Financial Statements under “Remuneration – Long-term incentives” on pages R12 and R13.

b	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

c	Excluding 713,900 options on Shell Transport shares.

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

Royal Dutch Petroleum Company       75

20-F/A (Amendment No. 1) 2002

The Annual Report and Accounts 2002 is distributed together with a copy of The Shell Report 2002 – Meeting the energy challenge, which reviews how Group companies are living up to the Group’s Business Principles and contributing to sustainable development.

Code of Ethics

For the guidance of principal executives and senior finance officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and Officers

The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors and officers of Royal Dutch as a group by Royal Dutch and companies of the Royal Dutch/ Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2002, was €8,294,688. In addition, €1,135,727 was paid during 2002 for service during the fiscal year ended December 31, 2001. The aggregate amount set aside to provide pension, retirement and similar benefits for Managing Directors and officers of Royal Dutch by Royal Dutch and companies of the Royal Dutch/ Shell Group of Companies during the fiscal year ended December 31, 2002, was a credit of €163,788. Reference is made to the information given in the Remuneration section on pages R11 to R16 relating to emoluments of the members of the Board of Management and the Supervisory Board.

None of the Managing Directors and members of the Supervisory Board of Royal Dutch has service contracts with Royal Dutch, their employing company or any other Group company providing for benefits upon termination.

SHARES UNDER OPTION AND SHARE PURCHASE PLAN

Five Group companies, one in the Netherlands (Shell Petroleum N.V.), one in the United Kingdom (The Shell Petroleum Company Limited) and three in the United States of America (Shell Oil Company, Shell Petroleum Inc. and Shell Solar Employment Services Inc.) have stock option plans under which options have been or may be granted to executives and other employees of those and other Group companies. Options granted under these plans are for terms of not more than five or ten years at an exercise price of not less than the market value on the date of granting the option.

The securities of Royal Dutch involved in the plans as of March 3, 2003, are 30,006,028 issued and outstanding ordinary shares.

The number of ordinary shares of Royal Dutch under option at March 3, 2003, and the option prices of the shares at the dates the options were granted, per share and in total, were as follows:

Plan		Exercise price[a]

	Number of shares	Average		Term
	under option	per share	Total	(expiration dates)

Shell Petroleum N.V.	12,689,390	€60.31	€765,344,026	10 years (10/12/07 – 13/11/12)
The Shell Petroleum Company Limited	6,249,361	€59.69	€373,037,036	10 years (10/12/07 – 13/11/12)
Shell Oil Company	3,460,272	$52.95	$183,226,608	10 years (01/03/10 – 21/12/10)
Shell Petroleum Inc.[b]	10,919,958	$56.75	$619,727,128	10 years (01/03/10 – 14/11/12)

a	Euro-denominated exercise prices prior to the fixing of the euro conversion rate in January 1999 are derived from the quotient of guilder prices and the fixed guilders-per-euro conversion rate of 2.20371.

b	Including the shares under option of Shell Solar Employment Services Inc.

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

76       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

The “Shell” Transport and Trading Company,
Public Limited Company

CONTROL OF REGISTRANT

Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of March 3, 2003, there were the following interests in more than 3% of the issued Ordinary share capital of Shell Transport. Barclays PLC (more than 3% but less than 4%); this interest has subsisted since December 2002. Legal & General Group Plc (more than 3% but less than 4%); this interest has subsisted since January 2003. Between May 2001 and March 2002 The Capital Group Companies Inc. held more than 3% but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of March 3, 2003 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management – Share Ownership” on page 84.

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

The following tables set forth the high and low closing sales prices for Shell Transport’s registered Ordinary shares (of 25p nominal value) on the London Stock Exchange and for Shell Transport’s New York Shares (of £1.50 nominal value) on the New York Stock Exchange for the periods specified:

	London		New York

	High	Low	High	Low
Period	£	£	$	$

1998	4.64	3.16	46.50	31.00
1999	5.41	3.04	52.56	30.50
2000	6.27	4.12	54.06	40.00
2001	6.38	4.30	53.65	38.72
2002	5.41	3.70	47.03	34.59

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2001
1st Quarter	6.01	5.25	52.44	46.35
2nd Quarter	6.38	5.39	53.65	45.70
3rd Quarter	6.00	4.30	50.97	38.72
4th Quarter	5.49	4.49	47.90	39.38

2002
1st Quarter	5.26	4.51	44.87	38.48
2nd Quarter	5.41	4.67	47.03	41.99
3rd Quarter	5.09	3.70	46.70	34.59
4th Quarter	4.28	3.81	40.02	35.56

The “ Shell ” Transport and Trading Company, Public Limited Company  77

20-F/A (Amendment No. 1) 2002

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2002
July	5.09	3.80	46.70	35.30
August	4.60	4.06	41.85	37.27
September	4.34	3.70	39.23	34.59
October	4.28	3.81	40.02	35.56
November	4.19	3.99	39.33	37.34
December	4.16	3.91	38.96	37.43

2003
January	4.21	3.50	41.05	34.40
February	3.79	3.45	36.99	34.01

At March 3, 2003 there were 350 First Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 2 holders of record registered with an address in the United States of America. At the same date there were 1,375 Second Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 7 holders of record registered with an address in the United States of America. (Reference is made to page S9 for additional information on the Preference shares).

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain provisions of Shell Transport’s Memorandum and Articles of Association and of English law. This summary is qualified in its entirety by reference to the UK Companies Act of 1985, as amended (the Companies Act), and Shell Transport’s Memorandum and Articles of Association. Copies of Shell Transport’s Memorandum and Articles of Association are incorporated by reference into this Amendment No. 1.

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

78       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

The “ Shell ” Transport and Trading Company, Public Limited Company  79

20-F/A (Amendment No. 1) 2002

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

(c)	Rights in a winding-up
Upon Shell Transport’s winding-up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits” on pages 78 and 79) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

(d)	Redemption provisions
The Ordinary shares and the Preference shares are not subject to any redemption provisions.

(e)	Sinking fund provisions
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
80       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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
The “ Shell ” Transport and Trading Company, Public Limited Company  81

20-F/A (Amendment No. 1) 2002

of the UK will not be subject to UK inheritance tax on the individual’s death or on a gift of the shares in the seven years prior to death unless the shares are part of the business property of a permanent establishment of the individual in the UK, or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Stamp Duty Reserve Tax

The United Kingdom Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to under the Item entitled “Nature of trading market” on page 77, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

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

On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a Director of Shell Transport with effect from October 4, 2004.

The Directors, Managing Directors and officers of Shell Transport at March 3, 2003, were:

Managing Directors

Sir Philip Watts KCMG Chairmana

Born June 25, 1945. A UK citizen. A Director and a Managing Director of Shell Transport since July 1, 1997 and Chairman since July 1, 2001. A Group Managing Director since 1997. Joined the Group as a seismologist in 1969, and held positions in Asia Pacific and Europe leading to Exploration Director, Shell UK 1983 – 85. Head of various Exploration and Production functions in The Hague 1985 – 91. Chairman and Managing Director in Nigeria 1991 – 94, and Regional Co-ordinator, Europe 1994 – 95. Director Planning, Environment and External Affairs, Shell International 1996 – 97. Chief Executive Officer, Exploration and Production 1997 – 2001. Currently Chairman of the Executive Committee of the World Business Council for Sustainable Development. Also Chairman of the International Chamber of Commerce’s UK governing body and Trustee of the Said Business School Foundation, University of Oxford.

Paul Skinner

Born December 24, 1944. A UK citizen. A Director and a Managing Director of Shell Transport and a Group Managing Director since January 1, 2000. Chief Executive Officer, Oil Products since 1999. Joined the Group as a student in 1963 and then worked in Chemicals from 1966 in sales and marketing assignments in the UK, Greece and Nigeria. Moved to the oil business in 1979, holding a succession of senior roles in the UK, New Zealand and Norway. President, Shell International Trading Company, 1991 – 95 and additionally responsible for the shipping business 1995 – 96. Director, Strategy and Business Services, Oil Products 1996 – 98. President, Shell Europe Oil Products 1998 – 99. Currently a non-executive Director of Rio Tinto plc and Rio Tinto Limited and a member of the Board of INSEAD, the European/ Asian business school.

a	On March 3, 2004, Sir Philip Watts resigned as Chairman of the Board of Shell Transport and as Managing Director. At that time, Malcom Brinded resigned from the Board of Management of Royal Dutch and was appointed a Director and Managing Director of Shell Transport and Lord Oxburgh was appointed interim non-executive chairman of Shell Transport.
82       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

Sir Peter Burt FRSE

Born March 6, 1944. A UK citizen. A Director of Shell Transport since July 25, 2002. Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland 2001 – 03. Group Chief Executive of Bank of Scotland 1996 – 2001. Joined the Bank of Scotland in 1975. Chief General Manager of the Bank 1988 – 96. Worked in the computer industry in the USA and the UK 1968 – 74. A Director of a number of charitable organisations.

Dr Eileen Buttle CBE

Born October 19, 1937. A UK citizen. A Director of Shell Transport since July 8, 1998. Retired in 1994 from a career of public scientific appointments. Member of a number of Government and EU advisory committees of environmental aspects of national and European research and of Boards of Trustees of environmental non-governmental organisations.

Luis Giusti

Born November 27, 1944. A Venezuelan citizen. A Director of Shell Transport since September 13, 2000. Joined the Venezuelan Shell oil company in 1966, and the Venezuelan state oil company, Petroleos de Venezuela, SA (PDVSA) in 1976. Chairman and CEO of PDVSA 1994 – 99. Currently a Senior Adviser at the Center for Strategic and International Studies in Washington DC and also acts as a consultant in oil and energy.

Mary (Nina) Henderson

Born July 6, 1950. A US citizen. A Director of Shell Transport since May 17, 2001. 1972 – 2001 wide experience in marketing consumer goods with Bestfoods, a major US foods company, rising to President of a major division and Corporate Vice President responsible for worldwide core business development. Currently a non-executive Director of Pactiv Corporation, AXA Financials Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

Sir Peter Job KBE

Born July 13, 1941. A UK citizen. A Director of Shell Transport since August 2, 2001. Chief Executive of Reuters plc, 1991 – 2001 following wide experience in that company from 1963 in Latin America, Africa, Asia and the Middle East. Currently a non-executive Director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc, Instinet Group Inc, Multex.com, Inc and a member of the Supervisory Board of Deutsche Bank AG and of Bertelsmann AG.

Sir John Kerr GCMG

Born February 22, 1942. A UK citizen. A Director of Shell Transport since July 25, 2002. Member of United Kingdom Diplomatic Service 1966 – 2002 and Head of the Service 1997 – 2002. Principal Private Secretary to the Chancellor of the Exchequer 1981 – 84. UK Permanent Representative to the EU 1990 – 95. British Ambassador to the United States 1995 – 97. Foreign Office Permanent Under Secretary of State 1997 – 2002. Secretary-General of the Convention, chaired by President Giscard d’Estaing, on future EU institutional arrangements. Currently a non-executive Director of Scottish American Investment Trust plc; Trustee of National Gallery and of Rhodes Trust.

Sir Mark Moody-Stuart KCMG

Born September 15, 1940. A UK citizen. A Director pf Shell Transport since July 1, 1991. Chairman 1997 – 2001 and a Group Managing Director 1991 – 2001. A non-executive Director since July, 2001. Currently Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General’s Advisory Council for the Global Compact.

Lord Oxburgh KBE FRS

Born November 2, 1934. A UK citizen. A Director of Shell Transport since January 10, 1996. Scientific and University appointments 1960 – 88. Chief Scientific Adviser, Ministry of Defence 1988 – 93. Rector, Imperial College of Science, Technology and Medicine, 1993 – 2001. Currently Chairman SETNET and Chairman House of Lords Select Committee on Science and Technology.
The “ Shell ” Transport and Trading Company, Public Limited Company  83

20-F/A (Amendment No. 1) 2002

Company Secretary

Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

Directors offering themselves for election or re-election

The Directors retiring by rotation at the Annual General Meeting to be held on April 23, 2003 are: Sir Philip Watts, Mr Teymour Alireza, Sir Mark Moody-Stuart and Paul Skinner. All will offer themselves for re-election. Sir Peter Burt and Sir John Kerr were appointed as Directors by the Board with effect from July 25, 2002 and will be vacating office and offering themselves for election by the shareholders at the Annual General Meeting.

The Board will recommend to the Annual General Meeting the election of Judith Boynton as a Director of the Company with effect from July 1, 2003, it is intended that she will be appointed a Managing Director of the Company. Ms. Boynton is the Director of Finance and Chief Financial Officer for the Royal Dutch/ Shell Group of Companies, which roles she will retain.c

Mr Paul Skinner will be retiring after 40 years service with the Royal Dutch/ Shell Group of Companies on September 30, 2003.

Arrangements and/or relationships between Directors and officers

There are no arrangements or understandings between Directors or officers and any other person pursuant to which they were selected as Directors or officers. There are no family relationships between any Director or executive officer and any other Director or executive officer.

Share Ownership

Directors of Shell Transport had the following beneficial interests in Shell Transport at March 3, 2003:

	Share Options[a]	25p Ordinary shares

Managing Directors
Sir Philip Watts	2,003,001	66,723
Paul Skinner	1,803,151	60,502
Non-executive Directors
Teymour Alireza	–	29,093
Sir Peter Burt	–	10,000
Dr Eileen Buttle	–	3,400
Luis Giusti	–	–
Nina Henderson	–	9,000
Sir Peter Job	–	–
Sir John Kerr	–	10,000
Sir Mark Moody-Stuart	927,800	600,000
Lord Oxburgh	–	5,829

a	Additional information is included in the Notes to the Shell Transport Financial Statements under “Remuneration Report – Share options” on page S18.

Directors’ share interests in Shell Transport under the Deferred Bonus Planb

The interests of Directors in the Ordinary shares of Shell Transport pursuant to the Deferred Bonus Plan at March 3, 2003:

	25p Ordinary shares

		Matching/
	2001 Bonus	dividend	Total
	deferred	awards	Dec 31, 2002	Release date

Sir Philip Watts	28,455	15,374	43,829	11.03.05
Paul Skinner	21,138	11,421	32,559	11.03.05

b	Additional information is included in the notes to the Shell Transport Financial Statements under “Remuneration Report – Remuneration of the Directors” on page S17.

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

c	On April 18, 2004, Judith Boynton stepped aside from her position as Group Chief Financial Officer.
84       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

The Annual Report and Accounts 2002 is distributed with a copy of The Shell Report 2002 – Meeting the energy challenge, which reviews how Group companies are living up to the Group’s Business Principles and contributing to sustainable development.

Code of Ethics

For the guidance of principle executives and senior financial officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and Officers

The aggregate amount of remuneration paid to or accrued for Directors, Managing Directors and officers of Shell Transport as a group by Shell Transport and companies of the Royal Dutch/ Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2002, was £3,734,394. In addition, £1,247,218 was paid during 2002 for service during the fiscal year ended December 31, 2001. The aggregate amount set aside to provide pension, retirement and similar benefits for Directors, Managing Directors and officers of Shell Transport by Shell Transport and companies of the Royal Dutch/ Shell Group of Companies during the fiscal year ended December 31, 2002, was nil.

Reference is made to the information given in the Remuneration section on pages S13 to S18 relating to Directors’ emoluments.

None of the Directors of Shell Transport has service contracts with Shell Transport, their employing company or any other Group company providing for benefits upon termination.

The “ Shell ” Transport and Trading Company, Public Limited Company  85

20-F/A (Amendment No. 1) 2002

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

The number of Ordinary shares under option at March 3, 2003, and the option prices of the Ordinary shares at the date the options were granted, per share and in total, were as follows:

		Option price

	Number of shares	Average		Term
Plan	under option	per share	Total	(expiration dates)

Shell Petroleum N.V.	1,200	£4.39	£5,268	5 years[a]
				(04/10/02 – 03/10/03)
Shell Petroleum N.V.	26,559,900	£5.23	£138,997,378	10 years
				(10/12/07 – 13/11/12)
The Shell Petroleum Company Limited	74,725,154	£5.10	£380,961,270	10 years (10/12/07 – 13/11/12)

a	A five year option under the Shell Petroleum N.V. plan with a normal expiration date of 10/12/02 has in accordance with its terms been extended to an expiration date of 03/10/03 due to the death of the participant who was granted the option.

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

86       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

Index to the Financial Statements and Exhibits

(A) Financial Data*	Page

Royal Dutch Petroleum Company:
Report of Independent Public Accountants	R1
Financial Statements
Profit and Loss Account	R2
Statement of Appropriation of Profit	R2
Earnings per ordinary share	R2
Balance Sheet	R2
Statement of Cash Flows	R2
Notes to the Financial Statements	R3
Remuneration	R11

The “Shell” Transport and Trading Company, Public Limited Company:
Report of Independent Public Accountants	S1
Financial Statements
Profit and Loss Account	S2
Earnings per Ordinary share	S2
Balance Sheet	S2
Statement of Total Recognised Gains and Losses	S3
Statement of Retained Profit	S3
Statement of Cash Flows	S4
Notes to the Financial Statements	S5
Remuneration Report	S13

Royal Dutch/ Shell Group of Companies:
Report of Independent Public Accountants	G1
US GAAP Financial Statements
Statement of Income	G2
Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G2
Statement of Assets and Liabilities	G3
Statement of Cash Flows	G4
Notes to the US GAAP Financial Statements	G5
Netherlands GAAP Financial Statements
Statement of Income	G41
Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G41
Statement of Assets and Liabilities	G42
Notes to the Netherlands GAAP Financial Statements	G43
Report of Independent Public Accountants	G49
Supplementary information – Oil and Gas (unaudited)	G50
Reserves	G50
Standardised measure of discounted future cash flows	G60
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	G62
Index to the Financial Statements and Exhibits  87

20-F/A (Amendment No. 1) 2002

(B) Exhibits		Page

(B) Exhibits		E1

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2002 (incorporated by reference to Exhibit 8 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
23.1	Consent of KPMG Accountants N.V., The Hague	E2
23.2	Consent of PricewaterhouseCoopers LLP, London	E3
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E4
23.4	Consent of KPMG Accountants N.V., The Hague	E5
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E6
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
99.1	Section 302 Certification of Royal Dutch	E9
99.2	Section 302 Certification of Royal Dutch	E10
99.3	Section 302 Certification of Shell Transport	E11
99.4	Section 302 Certification of Shell Transport	E12
99.5	Section 906 Certification of Royal Dutch	E13
99.6	Section 906 Certification of Shell Transport	E14

*	Schedules not included have been omitted because they are not applicable or not required. Alternatively, the required information is shown in the financial statements or notes thereto. Summarised financial information in aggregate for majority-owned subsidiaries not consolidated and 50% or less-owned persons, the investments in which are accounted for by the equity method, has been provided in the notes to the financial statements. Separate financial statements for any such individual majority-owned subsidiary not consolidated or 50% or less-owned person, the investments in which are accounted for by the equity method, have been omitted because none constitutes a “significant subsidiary”.

88       Index to the Financial Statements and Exhibits

20-F/A (Amendment No. 1) 2002

Royal Dutch Petroleum Company
Report of Independent Public Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2002, 2001 and 2000 appearing on pages R2 to R10. The preparation of these Financial Statements is the responsibility of the Board of Management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Royal Dutch Petroleum Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with generally accepted accounting policies in the Netherlands.

The report of independent accountants on the 2002, 2001 and 2000 Financial Statements of the Royal Dutch/ Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G49.

As discussed in Note 2 on page R3, the Company has restated its Financial Statements for the three years ended December 31, 2002 and made certain changes in its accounting principles.

As discussed in Note 12 on page R8, the Company has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for earnings per share.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 on page R9.

/s/ KPMG Accountants N.V.

-----------------------------------------------------
KPMG Accountants N.V., The Hague
Independent public accountants

March 5, 2003, except for Note 2 (Restatement of Previously Issued Financial Statements), and Note 12 (Earnings per share), Note 15 (Reconciliation between Netherlands GAAP and US GAAP) and Note 16 (Subsequent events), which are as of May 22, 2004.

Royal Dutch Petroleum Company       R1

20-F/A (Amendment No. 1) 2002

Financial Statements

Profit and Loss Account (as restated)				€ million

	Note	2002	2001	2000

Share in the net income of companies of the Royal Dutch/ Shell Group	4	6,093	6,930	8,378
less Administrative expenses		5	6	4

		6,088	6,924	8,374

Interest income		28	33	24

Profit before taxation		6,116	6,957	8,398

less Taxation		8	10	7

Profit after taxation		6,108	6,947	8,391

Statement of Appropriation of Profit (as restated)					€ million

	Note	2002		2001	2000

Profit after taxation		6,108		6,947	8,391
Taken from/(to) Statutory investment reserve	5	(2,776)		(782)	(2,684)
Undistributed profit at beginning of year		2,670		2,701	402
Repurchase of share capital		(847)		(2,654)	–
Unclaimed dividends forfeited		1		1	1

Available for distribution		5,156		6,213	6,110

less Interim dividend[a]		1,506	[b]	1,501	1,436
Final dividend		2,084	b c	2,042	1,973

		3,590		3,543	3,409

Undistributed profit at end of year		1,566		2,670	2,701

a	Including 4% cumulative preference dividend amounting to €26,880 on priority shares (2000 and 2001: €27,227).

b	No dividends are paid on ordinary shares acquired and held by the Company in its own capital.

c	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Earnings per ordinary share (as restated)[a]			€

	2002	2001	2000

Net income/profit after taxation	2.97	3.32	3.94

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

a	On weighted average 2,092,718,616 shares in issue during the year 2002 (2001: on 2,119,873,567 and 2000: on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

Balance Sheet (as restated)[a]				€ million

		Dec 31		Dec 31
	Note	2002		2001

Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/ Shell Group	5	35,082		38,487
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/ Shell Group		2,982		4,111
Other receivables	6	36		23
Cash and cash equivalents		589		549

		3,607		4,683

Current liabilities
Final dividend		2,084	[b]	2,042
Other liabilities	7	11		9

		2,095		2,051

Current assets less current liabilities		1,512		2,632

Total assets less current liabilities		36,594		41,119

Shareholders’ equity
Paid-up capital	8
Ordinary shares		1,175		1,206
Priority shares		1		1

		1,176		1,207

Share premium reserve		1		1
Investment reserves	5
Statutory		23,148		25,535
Currency translation differences		(2,370)		(4,299)
Other		13,058		16,005

		33,836		37,241

Other statutory reserves	9	15		–
Undistributed profit		1,566		2,670

		36,594		41,119

a	The appropriation of profit has already been incorporated in the Balance Sheet.

b	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Statement of Cash Flows (as restated)			€ million

	2002	2001	2000

Returns on investments and servicing of finance
Dividends received from Group companies	4,446	6,342	3,352
Interest received	32	30	26
Other	(5)	(5)	–

Net cash inflow/(outflow) from returns on investments and servicing of finance	4,473	6,367	3,378

Taxation
Tax (paid)/recovered	(8)	(14)	(3)
Financing
Repurchase of share capital, including expenses	(889)	(2,700)	–
Dividends paid	(3,536)	(3,459)	(3,283)

Increase/(decrease) in cash and cash equivalents	40	194	92

Cash at January 1	549	355	263

Cash at December 31	589	549	355

R2       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

Notes to the Financial Statements

1   The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/ Shell Group, is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/ Shell Group of Companies.

The Financial Statements of the Royal Dutch/ Shell Group of Companies and the Notes thereto on pages G2 to G48 form part of the Notes to the Annual Accounts.

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

2   Restatement of Previously Issued Financial Statements

The Group Financial Statements included in this Amendment No.1 are presented in accordance with US GAAP and include separate financial information prepared under Netherlands GAAP. The accounting policies under Netherlands GAAP have been changed to correct inappropriate departures from Netherlands GAAP, in respect of inventory accounting and the amortisation of goodwill, in order to more closely reflect accounting practice generally accepted in the Netherlands. In addition, errors in the depreciation, depletion and amortisation charges related to the restatement of reserves have been adjusted with restatement of prior years (beginning on page G43 of the Netherlands GAAP information of the Royal Dutch/ Shell Group of Companies).The accounting principles in the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies have also been revised at the election of the Group in respect of exploration costs and certain contracts for the sale and delivery of own natural gas production. The effect on the determination of the share of Royal Dutch in the net income of companies of the Royal Dutch/ Shell Group is disclosed in Note 31 to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies on pages G43 to G45.

Prior year amounts related to these accounting changes have been restated to conform with current year presentation.

Royal Dutch Petroleum Company       R3

20-F/A (Amendment No. 1) 2002

The effect on profit after taxation and the Shareholders’ equity of Royal Dutch is as follows:

€ million

				Shareholders’
	Profit after taxation			equity

				December 31,	December 31,
	2002	2001	2000	2002	2001

As previously reported	6,004	7,282	8,285	36,446	41,063
Reserves restatement	(69)	(28)	(52)	(176)	(111)
Changes in accounting principles of the Royal Dutch/ Shell Group of Companies
Valuation of inventories	324	(299)	175	537	230
Goodwill amortisation	(76)			(76)
Exploration costs	(39)	(9)	(27)	(99)	(62)
Valuation of certain gas contracts	(25)			(25)
Currency translation effect	(11)	1	10	(13)	(1)

As restated	6,108	6,947	8,391	36,594	41,119

3   Accounting principles

The Annual Accounts of Royal Dutch include the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies. These Annual Accounts have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 4 and 5). Accounting principles used by the Group are given in the Notes to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on page G43.

Current assets and liabilities are stated at their nominal value. Assets and liabilities in foreign currencies are translated into euros at year-end rates of exchange, whereas results for the year are translated at average rates. For the Profit and Loss Account euros are translated from dollars at the weighted average rate of exchange. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investment reserves (see Note 5).

Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years.

4   Share in the net income of companies of the Royal Dutch/ Shell Group

The amount dealt with under this heading in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/ Shell Group as presented in the Group Financial Statements on page G47. The Royal Dutch share in the net income of the Royal Dutch/ Shell Group amounts to €6,093 million, the equivalent of $5,761 million (2001: €6,930 million, the equivalent of $6,210 million). Net income has been translated into euros using the weighted-average rate of exchange for the year.

The dividend for 2002 distributed and yet to be distributed by Group companies to Royal Dutch amounted to €3,317 million, the equivalent of $3,261 million (2001: €6,148 million, the equivalent of $5,498 million).

5   Investments and reserves

The 60% interest in Group net assets is equal to the interest applicable to Royal Dutch as shown in Note 35 to the Financial Statements of the Royal Dutch/ Shell Group of Companies (on pages G46 to G48) .

Royal Dutch’s investments in the companies of the Royal Dutch/ Shell Group are stated at an amount equal to the 60% share in Group net assets, translated into euros at the year-end rate. Movements during the year are translated at different rates of exchange. The resulting difference is included in Translation effect arising from movements in dollar/euro rate.

The difference of €33,836 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

R4       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves – Other.

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-dollar companies to dollars at year-end rates of exchange (see Note 4 to the Financial Statements of the Royal Dutch/ Shell Group of Companies on page G12) and is shown under Investment reserves as Currency translation differences.

The net increase/ decrease in Parent Companies’ shares held by Group companies represents the balance of sales and purchases of these shares minus dividends received on these shares.

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/ losses on securities and on cash flow hedges and minimum pension liability adjustments and is translated at year-end rate (see Note 5 to the Financial Statements of the Royal Dutch/ Shell Group of Companies on page G12).

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

Royal Dutch Petroleum Company       R5

20-F/A (Amendment No. 1) 2002

Movements in Investments and Investment reserves

	$ million		€ million

				Investment reserves

	60% interest				Currency
	in Group	Exchange	Royal Dutch		translation
	net assets	Rate (€/$)	investments	Statutory	differences	Other	Total

Balance at December 31, 2000 (as previously reported)	34,252		36,988	23,298	(2,994)	15,438	35,742

Cumulative restatement per December 31, 2000 as described in Note 2	349	1.07	375	370	4	1	375

Balance at December 31, 2000 as restated[a]	34,601		37,363	23,668	(2,990)	15,439	36,117

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2000			(212)			(212)	(212)

Share of Group net assets at December 31, 2000 as restated	34,601	1.07	37,151

Movements during the year 2001
Share in the net income of Group companies as restated	6,210	1.12	6,930	6,930
Distribution to Royal Dutch	(5,498)	1.12	(6,148)	(6,148)

Undistributed net income of Group companies as restated	712		782	782			782
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(385)	1.12	(430)			(430)	(430)
Other comprehensive income, net of tax as restated	(1,182)	1.13	(1,335)	(183)	(1,152)		(1,335)
Translation effect arising from movements in dollar/euro rate as restated			1,972	1,268	(157)	861	1,972

Share of Group net assets at December 31, 2001 as restated	33,746		38,140	25,535	(4,299)	15,658	36,894

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			347			347	347

Balance at December 31, 2001 as restated	33,746		38,487	25,535	4,299	16,005	37,241

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			(347)			(347)	(347)

			38,140	25,535	(4,299)	15,658	36,894

Movements during the year 2002
Share in the net income of Group companies	5,761	1.06	6,093	6,093
Distribution to Royal Dutch	(3,261)	1.02	(3,317)	(3,317)
Undistributed net income of Group companies	2,500		2,776	2,776			2,776
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(507)	1.06	(538)			(538)	(538)
Other comprehensive income, net of tax	455	0.96	434	(831)	1,265		434
Translation effect arising from movements in dollar/euro rate			(6,226)	(4,332)	664	(2,558)	(6,226)

Share of Group net assets at December 31, 2002 as restated	36,194		34,586	23,148	(2,370)	12,562	33,340

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			496			496	496

Balance at December 31, 2002 as restated	36,194		35,082	23,148	(2,370)	13,058	33,836

a	See Notes 31 and 35 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies.

6 Other receivables		€ million

	Dec 31	Dec 31
	2002	2001

Dividend tax receivable	35	19
Other receivables	1	4

	36	23

R6       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

7 Other liabilities		€ million

	Dec 31	Dec 31
	2002	2001

Dividends and dividend tax payable	8	7
Accounts payable	1	1
Corporation tax	2	1

	11	9

8   Share capital

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

9   Other Statutory reserves

The other statutory reserves resulted from the redenomination from guilders into euros of the nominal values of the shares.

10 Royal Dutch shares held by Group companies

The movements in 2002 in Royal Dutch shares held by Group companies were as follows:

Number of shares		€ million

			Royal Dutch
			60% interest
			in the
		Book value	book value

Balance at beginning of year	26,674,267	1,549	929
Purchases	12,769,100	716	430
Deliveries and other movements	(328,174)	(147)	(88)

Balance at end of year	39,115,193	2,118	1,271

These movements relate to the granting and exercise of stock options and to other incentive plans as mentioned in Note 22 to the Financial Statements of the Royal Dutch/ Shell Group of Companies.

Royal Dutch Petroleum Company       R7

20-F/A (Amendment No. 1) 2002

11	Remuneration of members of the Supervisory Board and Managing Directors
For the amounts borne in 2002 by Royal Dutch and by the Royal Dutch/Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables on pages R14 to R15.

For the amounts borne in 2002 by Royal Dutch and by companies of the Royal Dutch/Shell Group in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table on page R16. This table also includes amounts borne by companies of the Royal Dutch/Shell Group in respect of remuneration for two members of the Supervisory Board who served simultaneously as Directors of these companies.

In addition to the pensions from a pension fund, ten former Managing Directors receive retirement benefits for duties performed by them simultaneously in the past as Directors of Group Companies, as referred to in the previous paragraph. These retirement benefits have not been insured but provisions have been made in respect thereof in accordance with applicable accounting principles. In 2002, an amount of €463,004 (2001: €460,365) has been added to the provision for retirement benefits of former Managing Directors.

The breakdown of these charges per former Managing Director is as follows:

€

	2002	2001

Drs M.A. van den Bergh	71,779	71,848
A.P. Bénard	31,188	29,641
Ir. J.H. Choufoer	35,094	34,963
Ir. J.M.H. van Engelshoven	47,368	47,057
R.M. Hart	52,006	51,083
Drs C.A.J. Herkströter	52,580	52,671
Ir. H. de Ruiter	68,670	68,824
Ir. K. Swart	14,292	14,115
Ir. L.C. van Wachem	66,422	66,236
Ir. E.G.G. Werner	23,605	23,207

Total[a]	463,004	460,365

a	These amounts differ from actual relevant pensions paid.

12	Earnings per share
The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The calculation uses a weighted average number of shares of 2,057,657,737 (2001: 2,095,731,261 shares; 2000: 2,128,592,305 shares). This amount is based on outstanding shares, after deduction of shares held by Group companies in respect of stock options and other incentive compensation plans. For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation the weighted number of shares is increased by 442,580 for 2002 (2001: 1,124,897; 2000: 1,394,975). These numbers relate to share options schemes as mentioned above.

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

R8       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

	2002	2001	2000

Basic earnings per ordinary share (as previously reported)	2.87	3.44	3.86
Adjustments
Correction number of weighted shares	0.05	0.03	0.03
Reserves restatement	(0.03)	(0.01)	(0.02)
Valuation of inventories	0.16	(0.14)	0.08
Amortisation of goodwill	(0.04)
Exploration costs	(0.02)	–	(0.01)
Valuation of certain gas contracts	(0.01)
Currency translation effect	(0.01)	–

Basic earnings per ordinary share (as restated)	2.97	3.32	3.94

Diluted earnings per ordinary share	2.97	3.32	3.94

13	List of companies of the Royal Dutch/Shell Group
A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Registrar in The Hague.

14	Employee numbers
Royal Dutch did not have any employees at year-end 2002 or 2001. The Managing Directors of Royal Dutch have a contract of employment with Shell Petroleum N.V.

15	Reconciliation between Netherlands GAAP and US GAAP

			€						€ million

	Basic earnings per ordinary share			Net income			Net assets

	2002	2001	2000	2002	2001	2000	2002	2001	2000

In accordance with Netherlands GAAP:	2.97	3.32	3.94	6,108	6,947	8,391	36,594	41,119	40,247
Adjustments for US GAAP:
Amortisation of goodwill	0.04	–	–	76	–	–	69	–	–

In accordance with US GAAP	3.01	3.32	3.94	6,184	6,947	8,391	36,663	41,119	40,247

The difference affecting basic earnings per share, net income and net assets, between Netherlands GAAP, as applied to the preparation of these Financial Statements (and after giving effect to the restatement described above), and US GAAP is that under US GAAP, commencing in 2002, goodwill is no longer amortised but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption.

Royal Dutch Petroleum Company       R9

20-F/A (Amendment No. 1) 2002

60% interest of Royal Dutch in line items as derived from
the Netherlands GAAP Group Financial Statements	€ million	$ million

Balance Sheet
2002:
Current assets	23,883	24,993
Non current assets	65,795	68,852
Current liabilities	(31,650)	(33,121)
Non current liabilities	(21,387)	(22,381)
Minority interests in Group companies (60% of Group amount on page G42 translated at year end rate on page R6)	(2,055)	(2,149)

Royal Dutch share of Group net assets (see pages R6-Euro & G48-$)	34,586	36,194
Add 60% interest of Parent Company shares held by the Group (R6)	496

Balance of Royal Dutch investment in the Group (Pages R2 and R6)	35,082
Other assets and liabilities of Royal Dutch	1,512

Net Assets	36,594

2001:
Current assets	20,830	18,430
Non current assets	56,396	49,899
Current liabilities	(22,695)	(20,080)
Non current liabilities	(14,034)	(12,417)
Minority interests in Group companies (60% of Group amount on page G42 translated at year end rate on page R6)	(2,357)	(2,086)

Royal Dutch share of Group net assets (see pages R6-Euro & G48-$)	38,140	33,746
Add 60% interest of Parent Company shares held by the Group (R6)	347

Balance of Royal Dutch investment in the Group (Pages R2 and R6)	38,487
Other assets and liabilities of Royal Dutch	2,632

Net Assets	41,119

Profit and Loss account
2002:
Sales proceeds (Revenue)	149,426	141,289
Operating profit	11,553	10,924
Net income for the year	6,093	5,761
Distribution for the year	3,317	3,261

2001:
Sales proceeds (Revenue)	118,648	106,321
Operating profit	12,847	11,512
Net income for the year	6,930	6,210
Distribution for the year	6,148	5,498

2000:
Sales proceeds (Revenue)	124,646	114,851
Operating profit	16,105	14,840
Net income for the year	8,378	7,720
Distribution for the year	5,694	5,147

16	Subsequent events
Subsequent to the year ended December 31, 2002, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Royal Dutch is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on Royal Dutch’s financial condition although they could have a significant effect on periodic results.
R10       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Supervisory Board of Royal Dutch and the Board of Shell Transport (see page 75) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

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

Royal Dutch Petroleum Company       R11

20-F/A (Amendment No. 1) 2002

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

The latest tranche of stock options to vest was granted in March 2000 and the stock options vested in March 2003. The measurement period for the options was January 1, 2000 to December 31, 2002. The peer companies were BP, ChevronTexaco, ExxonMobil and Total. The Royal Dutch/ Shell Group of Companies ranked fourth. REMCO considered other performance indicators including profits over the three years and ROACE relative to the peer group.

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

In addition it is proposed to introduce a new Long-term Incentive Plan (the Plan). This proposal was put to shareholders at the 2003 General Meetings of Royal Dutch and Shell Transport.

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

R12       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/ Shell Group of Companies and Total.

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

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/ Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

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

Managing Directors’ Contracts of Service

No Managing Director has or, during the financial year, had a contract of service with Royal Dutch. The Managing Directors of Royal Dutch have employment contracts with one of the Group holding companies that provide entitlement to the statutory notice period applicable to employees in the Netherlands – no more than three months. Similarly, such contracts expire on the expected
Royal Dutch Petroleum Company       R13

20-F/A (Amendment No. 1) 2002

date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday. There are no predetermined termination compensation arrangements in place for Managing Directors of Royal Dutch.
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

Emoluments of Managing Directors					€

	2002		2001		2000

Jeroen van der Veer
Salaries	1,013,729		923,929		824,201
Performance-related element[a]	1,230,500	[b]	619,450	[b]	398,601

Total cash	2,244,229		1,543,379		1,222,802
Other compensation [c]	4,768		4,620		4,486
Realised share option gains upon exercise	–		293,440		339,600

	2,248,997		1,841,439		1,566,888

Malcolm Brinded
Salaries	372,500		–		–
Performance-related element[a]	428,375	[b]	–		–

Total cash	800,875		–		–
Other compensation [c]	2,210	[d]	–		–
Realised share option gains upon exercise	–		–		–

	803,085		–		–

Harry Roels
Salaries	2,587,973	[e]	743,779		697,598
Performance-related element[a]	–		501,430		318,145

Total cash	2,587,973		1,245,209		1,015,743
Other compensation [c]	2,282		4,553		4,421
Realised share option gains upon exercise	–		–		–

	2,590,255		1,249,762		1,020,164

Walter van de Vijver[f]
Salaries	735,095		342,536		–
Performance-related element[a]	902,750		221,330		–

Total cash	1,637,845		563,866		–
Other compensation [c]	18,091	[g]	2,162		–
Realised share option gains upon exercise	–		–		–

	1,655,936		566,028		–

a	The performance-related element is included in the year to which it relates.

b	Of which one-third was deferred under the Deferred Bonus Plan.

c	Includes social security premiums paid by the employer and employer’s contribution to the health insurance plan and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

d	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

e	Includes lump sum on departure.

f	On March 3, 2004, Mr. Walter van de Vijver stepped down from the Board of Management of Royal Dutch and as a Group Managing Director, by mutual consent.

g	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.

Pensions					€ thousand

		Years of	Increase in		Accumulated	Pension
		Group	accrued		annual	premium
		service	pension		pension	2002
	Age as at	as at	during		as at	paid by
	31.12.02	31.12.02	2002		31.12.02	employer

Jeroen van der Veer	55	31	67		599	0
Malcolm Brinded	49	28	7	[a]	418	37	[a]
Harry Roels[b]	54	30	(18)		435	0
Walter van de Vijver	47	23	27		314	0

a	As from July 1, 2002.

b	Mr Roels left Group service on June 30, 2002, with a deferred pension payable as from his normal retirement date.

R14       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

Share options

The interests of the Managing Directors and former Managing Directors under the Group Share Plans in Royal Dutch and Shell Transport are shown below:

Options Royal Dutch

Number of options				€

		Exercised			Market
	Granted	(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
01.01.02	the year	the year	31.12.02	price	exercise	date

Jeroen van der Veer
16,500	–	(16,500)	–	48.92	–	10.12.02
40,850	–	–	40,850	41.16	–	21.12.08
45,000	–	–	45,000	59.54	–	22.03.10
80,000	–	–	80,000	62.60	–	25.03.11
–	105,000	–	105,000	62.10	–	20.03.12

Malcolm Brinded
–	50,000	–	50,000	62.10	–	20.03.12

Harry Roels
14,000	–	(14,000)	–	48.92	–	10.12.02
28,000	–	–	28,000	41.16	–	29.06.07
45,000	–	–	45,000	59.54	–	29.06.07
62,000	–	–	62,000	62.60	–	29.06.07

Walter van de Vijver
10,000	–	–	10,000	48.92	–	10.12.07
20,000	–	–	20,000	41.16	–	21.12.08
32,000	–	–	32,000	59.54	–	22.03.10
10,000	–	–	10,000	68.73	–	22.08.10
40,000	–	–	40,000	62.60	–	25.03.11
–	75,000	–	75,000	62.10	–	20.03.12

Maarten van den Bergh
57,950	–	20,000	37,950	41.16	59.35	29.06.05

Options Shell Transport

Number of options				€

		Exercised			Market
	Granted	(cancelled)			price at
At	during	during	At	Exercise	date of	Expiry
01.01.02	the year	the year	31.12.02	price	exercise	date

Malcolm Brinded
37,500	–	–	37,500	439	–	10.12.07
139,200	–	–	139,200	363	–	21.12.08
245,000	–	–	245,000	505	–	22.03.10
14,000	–	–	14,000	563	–	12.11.10
278,200	–	–	278,200	552	–	25.03.11

Royal Dutch Petroleum Company       R15

20-F/A (Amendment No. 1) 2002

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

Emoluments of the Members of the Supervisory Board			€

	2002	2001	2000

Aad Jacobs
Supervisory Board fees	51,750	45,378	45,378
Committee fees	7,000	6,807	10,210

	58,750	52,185	55,588

Maarten van den Bergh
Supervisory Board fees	46,000	45,378	22,689
Committee fees	7,000	6,807	3,403
Holding Company fees	29,021	29,148	14,808

	82,021	81,333	40,900

Jonkheer Aarnout Loudon
Supervisory Board fees	46,000	45,378	45,378
Committee fees	14,000	13,613	13,613

	60,000	58,991	58,991

Professor Hubert Markl
Supervisory Board fees	23,000	–	–
Committee fees	–	–	–

	23,000	–	–

Professor Joachim Milberg
Supervisory Board fees	46,000	45,378	22,689
Committee fees	7,000	6,807	3,403

	53,000	52,185	26,092

Lawrence Ricciardi
Supervisory Board fees	46,000	22,689	–
Committee fees	–	–	–

	46,000	22,689	–

Henny de Ruiter
Supervisory Board fees	46,000	45,378	45,378
Committee fees	10,500	6,807	6,807
Holding Company fees	29,021	29,148	29,520

	85,521	81,333	81,705

Jan Timmer
Supervisory Board fees	46,000	45,378	45,378
Committee fees	14,000	13,613	13,613

	60,000	58,991	58,991

Lodewijk van Wachem
Supervisory Board fees	28,750	56,723	56,723
Committee fees	3,500	6,807	6,807
Holding Company fees	14,570	29,148	29,520

	46,820	92,678	93,050

R16       Royal Dutch Petroleum Company

20-F/A (Amendment No. 1) 2002

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

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G29 to G31.

Royal Dutch Petroleum Company       R17

20-F/A (Amendment No. 1) 2002

(This page intentionally left blank)

20-F/A (Amendment No. 1) 2002

The “Shell” Transport and Trading Company,
Public Limited Company

Report of Independent Public Accountants

To: The Board of Directors and Shareholders of The “ Shell ” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “ Shell ” Transport and Trading Company, Public Limited Company for the years 2002, 2001 and 2000 appearing on pages S2 to S12. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of The “ Shell ” Transport and Trading Company, Public Limited Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with the accounting principles generally accepted in the United Kingdom.

As discussed in Note 2 on page S5, the Company has restated its Financial Statements for the three years ended December 31, 2002, and made certain changes in its accounting principles.

As discussed in Note 5 on page S7, the Company has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for earnings per share.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 on pages S11 and S12.

/s/ PricewaterhouseCoopers LLP

----------------------------------------------------
PricewaterhouseCoopers LLP, London
Registered independent public accountants

March 6, 2003, except for Note 2 (Accounting policies and convention), Note 5 (Earnings per share), Note 12 (Reconciliation between US GAAP and UK GAAP) and Note 13 (Subsequent events), which are as of May 23, 2004.

The “ Shell ” Transport and Trading Company, Public Limited Company  S1

20-F/A (Amendment No. 1) 2002

Financial Statements

of The “Shell” Transport and Trading Company, p.l.c.

Profit and Loss Account	£ million

	Note	2002	2001	2000

Income from shares in companies of the Royal Dutch/ Shell Group	3	1,403.2	2,545.6	2,307.4
Interest and other income		5.4	5.8	4.5

		1,408.6	2,551.4	2,311.9
Administrative expenses		4.2	3.4	3.3

Profit on ordinary activities before taxation		1,404.4	2,548.0	2,308.6
Tax on profit on ordinary activities	4	0.4	0.7	0.3

Distributable profit for the year		1,404.0	2,547.3	2,308.3

		As restated	As restated	As restated
Distributable profit for the year		1,404.0	2,547.3	2,308.3
Share of earnings retained by companies of the Royal Dutch/Shell Group	2,6	1,156.3	329.7	1,198.7
Earnings for the year attributable to shareholders		2,560.3	2,877.0	3,507.0

Aggregate dividends paid and proposed		1,475.0	1,440.6	1,452.6

All results relate to continuing operations.

Earnings per 25p Ordinary share[a]	Pence

		2002	2001	2000
		As restated	As restated	As restated

Distributable profit for the year	5	14.6	26.1	23.4
Distributable profit for the year		14.6	26.1	23.4
Share of earnings retained by companies of the Royal Dutch/Shell Group		12.0	3.4	12.1
Earnings for the year attributable to shareholders		26.6	29.5	35.5

a	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies.

Balance Sheet	£ million

		2002	2001
	Note	As restated	As restated

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	6	15,696.4	16,054.7
Current assets
Debtors
Dividends receivable from companies of the Royal Dutch/ Shell Group		1,263.7	1,699.3
Other debtors		0.1	0.4

		1,263.8	1,699.7
Cash at bank:
Short-term deposits		89.9	67.5
Cash		0.4	0.6

		1,354.1	1,767.8

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/ Shell Group		1.1	1.0
Corporation tax		0.2	0.4
Unclaimed dividends		9.5	9.1
Other creditors and accruals		2.3	2.3
Preference dividends accrued		0.3	0.3
Ordinary dividend proposed		899.1	872.5

		912.5	885.6

Net current assets		441.6	882.2

Total assets less current liabilities		16,138.0	16,936.9

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	7	2,416.9	2,437.2
Capital redemption reserve	8	69.0	48.7
Revaluation reserve	6	13,196.7	13,555.0
Profit and Loss Account		443.4	884.0

		16,126.0	16,924.9

Non-equity interests
Called-up share capital:	7
First Preference shares		2.0	2.0
Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	9	16,138.0	16,936.9

Lord Oxburgh

Chairman
May 23, 2004

S2       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

Statement of Total Recognised Gains and Losses (as restated)				£ million

	Note	2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group	6	(358.3)	270.3	1,631.2

Total recognised gains and losses relating to the year		1,045.7	2,817.6	3,939.5
Prior year adjustment	2	22.5	–	–

Total recognised gains and losses since last annual report		1,068.2	2,817.6	3,939.5

Statement of Retained Profit				£ million

		2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Distributable retained profit
at beginning of year		884.0	876.3	20.6

		2,288.0	3,423.6	2,328.9
Dividends on non-equity shares:	7
First Preference shares		0.1	0.1	0.1
Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		2,287.2	3,422.8	2,328.1

Dividends on equity shares:	7
25p Ordinary shares
Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000		578.0	574.4	566.8
Final of 9.30p in 2002, 8.95p in 2001 and 8.9p in 2000		899.1	872.5	885.0
Reduction due to share buyback and unclaimed dividends		(2.9)	(7.1)	–

		1,474.2	1,439.8	1,451.8

Share repurchase including expenses		369.6	1,099.0	–

Distributable retained profit at end of year		443.4	884.0	876.3

The “ Shell ” Transport and Trading Company, Public Limited Company  S3

20-F/A (Amendment No. 1) 2002

Statement of Cash Flows		£ million

	2002	2001	2000

Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/ Shell Group	1,838.8	2,586.9	1,412.0
Interest received	5.6	5.5	4.3
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(3.7)	(2.6)	(2.4)

Net cash inflow from returns on investments and servicing of finance	1,839.9	2,589.0	1,413.1

Taxation
Tax paid	(0.6)	(0.5)	(0.3)
Equity dividends paid
Ordinary shares	(1,447.6)	(1,452.3)	(1,412.0)
Management of liquid resources (short-term deposits)
Net cash inflow/(outflow) from management of liquid resources	(22.4)	(38.0)	(0.5)
Financing
Repurchase of share capital, including expenses	(369.6)	(1,099.0)	–
Net (decrease)/increase in amounts due to companies of the Royal Dutch/ Shell Group	0.1	0.5	0.1

Increase/(Decrease) in cash	(0.2)	(0.3)	0.4
Cash at January 1	0.6	0.9	0.5

Cash at December 31	0.4	0.6	0.9

Net debts, being amounts due to the companies of the Royal Dutch/ Shell Group less cash, increased during 2002 from £0.4 million to £0.7 million (2001: net debts increased from £0.4 million net funds to £0.4 million net debts).

The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company’s share buyback programme, are met. The Company’s debtors and creditors are short term and are all denominated in sterling.

At December 31, 2002 the Company had £89.9 million (2001: £67.5 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 4.4% (2001: 4.5%). The carrying amount and fair value of these deposits are the same.

S4       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

Notes to the Financial Statements

1   The Company

Shell Transport, one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as “the Group”. Shell Transport has no investments in associated undertakings other than in companies of the Group.

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

2   Accounting policies and convention

The Financial Statements on pages S2 to S12 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/Shell Group (see Note 6). The disclosures described in Note 3 have been derived from the Group Financial Statements.

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

In this Amendment No. 1 the Group Financial Statements are presented in accordance with US GAAP with separate information presented under Netherlands GAAP. The accounting policies under Netherlands GAAP in the Group Financial Statements, in respect of inventory accounting, the amortisation of goodwill, exploration costs, and certain contracts for the sale and delivery of own natural gas production, have been revised in this Amendment No. 1. The Netherlands GAAP basis of presentation in the Group Financial Statements is more closely aligned with UK GAAP, particularly in the requirement to amortise goodwill. In addition, following a European Union directive, both UK and Netherlands GAAP are converging towards International Financial Reporting Standards for adoption in 2005. Therefore, in this Amendment No. 1 the Company has elected to present its investments in the Group at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group.

These are changes in accounting policy, and all amounts set forth herein have been restated accordingly. The Group Financial Statements also include a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves. This is not significant to the Directors’ valuation of the Company’s investment in Group companies and has been treated as a prior period adjustment so that the impact can be separately identified. The effect of the above changes on the Company’s investments is as follows:

£ million

	2001	2000

Investments as previously reported	16,032.2	15,629.4
Impact of changes in the presentation of the Group Financial Statements:
Effect of changes in accounting policies under Netherlands GAAP	68.9	188.7
Oil and gas reserves related adjustments	(46.4)	(33.7)

	22.5	155.0

Investments as restated	16,054.7	15,784.4

There is an equivalent effect on the Revaluation reserve, which is reflected in the Company’s share of earnings retained by companies of the Royal Dutch/Shell Group. There is no impact on the Company’s distributable profit.

3   Share in the income and assets of Group companies

Shell Transport’s share in certain items relating to the two Group Holding Companies and Shell Petroleum Inc., described in Note 6, is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of the Group Holding Companies and Shell Petroleum Inc. in the aggregate and is derived from the Group Financial Statements on pages G2 to G48.
The “ Shell ” Transport and Trading Company, Public Limited Company  S5

20-F/A (Amendment No. 1) 2002

£ million

	2002	2001
	As restated[a]	As restated[a]

Fixed assets including Parent Companies’ shares	27,408.8	21,353.7
Current assets including other long-term assets	12,182.4	10,602.9
Current liabilities	13,727.4	9,232.9
Long-term liabilities	3,994.0	2,365.9
Provisions	5,282.0	3,343.4

£ million

	2002	2001	2000
	As restated[a]	As restated[a]	As restated[a]

Sales proceeds	62,769.9	49,227.6	52,163.1
Sales taxes, excise duties and similar levies	14,971.8	11,687.3	11,544.8

Net proceeds	47,798.1	37,540.3	40,618.3

Operating profit after net currency gains/ losses	4,846.8	5,322.0	6,708.9
Interest and other income	202.1	294.2	265.4
Interest expense	363.6	314.8	360.8

Income before taxation	4,685.3	5,301.4	6,613.5
Taxation	2,078.1	2,334.7	3,092.7
Minority interests	47.7	91.4	14.7

Net income for the year	2,559.5	2,875.3	3,506.1

$ million

Net income for the year[b]	3,841	4,140	5,146

a	Restated to reflect information presented under Netherlands GAAP.

b	Refer to Note 35 to the Group Financial Statements on pages G46 and G47.

S6       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

This supplementary information has been calculated in conformity with the accounting policies of the Group Financial Statements set out on pages G8 to G11 as adjusted on page G43 to conform with Netherlands GAAP. These policies differ in certain respects from accounting principles generally accepted in the United Kingdom. If this supplementary information was presented in conformity with accounting principles generally accepted in the United Kingdom, the impact on net assets at December 31, 2002 would not be significant, although current assets including other long-term assets would increase by approximately £0.3 billion (2001: £nil), fixed assets would decrease by approximately £0.8 billion (2001: increase £0.9 billion), long-term liabilities would decrease by approximately £0.1 billion (2001 increase £0.2 billion) and provisions would decrease by approximately £0.9 billion (2001: increase £0.3 billion). The impact on net income for the year is not significant.

Shell Transport’s distributions from Group companies were as follows:

£ million

	2002	2001	2000

Distributions from Group companies	1,403.2	2,545.6	2,307.4

$ million

Distributions from Group companies[a]	2,174	3,665	3,432

a	Refer to Note 35 to the Group Financial Statements on pages G46 and G47.

4   Tax on profit on ordinary activities

£ million

	2002	2001	2000

Corporation tax at 30% (2001 and 2000: 30%) in respect of interest income less administrative expenses	0.4	0.7	0.3

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 3.

5   Earnings per share

The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted average number of shares of 9,608,614,760 (2001: 9,758,574,437 shares; 2000: 9,882,388,055 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans (refer to Note 22 of the Group Financial Statements on pages G29 to G31). Prior year amounts have been restated accordingly. The effect is to increase earnings per share for 2002 by 0.1 pence and for 2001 by 0.2 pence and for 2000 by 0.2 pence. There is no difference between basic and diluted earnings per share for 2002 and 2001. The diluted earnings per share for 2000, as restated, was 23.3 pence. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 4,661,292 for 2002 (2001: 12,602,362; 2000: 17,170,048). These numbers relate to share options schemes as mentioned above.

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

The “ Shell ” Transport and Trading Company, Public Limited Company  S7

20-F/A (Amendment No. 1) 2002

Movements in Investments and Revaluation reserves

The Directors’ valuation of Shell Transport’s investment in Group companies comprises the following:

	$ million	£ million

				Shell
		Exchange		Transport	Revaluation
	40% interest in	rate		investments	reserve
	Group net assets[a,d]	($/£)		As restated	As restated
Balance at December 31, 2000 as previously reported	23,358	0.67		15,629.4	13,129.7
Cumulative restatement at December 31, 2000 as described in Note 2	234	0.67		155.0	155.0

Balance at December 31, 2000 as restated	23,592	0.67		15,784.4	13,284.7
Deduct: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2000	(524)	0.67		(350.8)[c]	(350.8)[c]

Share of Group net assets at December 31, 2000 as restated	23,068	0.67		15,433.6	12,933.9

Movements during the year 2001:
Share in the net income of Group companies	4,140	0.69		2,875.3	2,875.3
Distribution to Shell Transport	(3,665)	0.69		(2,545.6)	(2,545.6)

Undistributed net income of Group companies	475	0.69		329.7	329.7
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(257)		[c]	(187.9)	(187.9)
Other comprehensive income[b]	(788)	0.69		(543.2)	(543.2)
Translation effect arising from movements in the dollar/sterling rate				483.8	483.8

Share of Group net assets at December 31, 2001 as restated	22,498	0.69		15,516.0	13,016.3

Add: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2001				538.7 [c]	538.7 [c]

Balance at December 31, 2001 as restated				16,054.7	13,555.0

Deduct: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2001				(538.7)[c]	(538.7)[c]

				15,516.0	13,016.3

Movements during the year 2002:
Share in the net income of Group companies	3,841	0.67		2,559.5	2,559.5
Distribution to Shell Transport	(2,174)	0.65		(1,403.2)	(1,403.2)

Undistributed net income of Group companies	1,667	0.69		1,156.3	1,156.3
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(337)		[c]	(156.9)	(156.9)
Other comprehensive income[b]	302	0.62		188.3	188.3
Translation effect arising from movements in the dollar/ sterling rate				(1,702.9)	(1,702.9)

Share of Group net assets at December 31, 2002 as restated	24,130	0.62		15,000.8	12,501.1

Add: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2002				695.6 [c]	695.6[c]

Balance at December 31, 2002 as restated				15,696.4	13,196.7

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Shell Transport’s 40% interest in Group net assets at December 31 (see Note 35 on page G47)	24,130	22,498	23,068

	£ million

	2002	2001	2000
	As restated	As restated	As restated

Comprising:
Cost of Shell Transport’s investment in Group companies	178.4	178.4	178.4
Shell Transport’s share of:
Retained earnings of Group companies	16,765.4	15,609.1	15,279.4
Cumulative other comprehensive income[a]	(1,579.7)	(1,768.0)	(1,224.8)
Currency translation differences	332.3	2,035.2	1,551.4

	15,696.4	16,054.7	15,784.4
£/$ exchange rate at December 31	0.62	0.69	0.67

a	The Group Financial Statements have been restated (see Note 2 to the Group Financial Statements and pages G2 to G48).

b	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

c	The cumulative Parent Companies’ shares held by Group companies at December 31 of each year is translated at the year-end dollar/ sterling exchange rate. The net (increase)/decrease in Parent Companies’ shares held by Group companies comprises the movement between these cumulative year-end balances including the translation effect arising from movements in the dollar/ sterling exchange rate year on year.

d	See Notes 31 and 35 to the Netherlands GAAP Financial Statements.

S8       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, a taxation liability of approximately £1.2 billion would arise (2001: £1.4 billion).

7   Share capital and dividends

At December 31, 2001 and December 31, 2002 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The allotted, called up and fully paid share capital at December 31, 2002 was as follows:

	Number of shares	£

Equity shares
Ordinary shares of 25p each
As at January 1	9,748,625,000	2,437,156,250
Shares repurchased for cancellation	81,125,000	20,281,250

As at December 31	9,667,500,000	2,416,875,000

Non-equity shares
First Preferences shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000

	12,000,000	12,000,000

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

Ordinary dividends paid and proposed are as follows:

£ million

	2002	2001	2000

Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000	578.0	574.4	566.8
Final of 9.30p in 2002, final of 8.95p in 2001 and final of 8.9p in 2000	899.1	872.5	885.0
Reduction due to share buyback and unclaimed dividends	(2.9)	(7.1)	–

	1,474.2	1,439.8	1,451.8

The charges for 2002 ordinary dividends of £1,477.1 million were reduced by the release of £2.5 million from the provisions for the final dividend at December 31, 2001 and interim dividend at June 30, 2002. This was due to the subsequent cancellation of shares resulting from the Company’s share buyback programme during the period.

8   Capital redemption reserve

£ million

	2002	2001

As at January 1	48.7	–
Movement relating to shares bought by Shell Transport and cancelled	20.3	48.7

As at December 31	69.0	48.7

The “ Shell ” Transport and Trading Company, Public Limited Company  S9

20-F/A (Amendment No. 1) 2002

Share capital was cancelled on all shares repurchased under the Company’s share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

9   Reconciliation of movements in Shareholders’ funds

£ million

	2002	2001
	As restated	As restated

Distributable profit for the year	1,404.0	2,547.3
Dividends	(1,475.0)	(1,440.6)
Repurchase of share capital, including expenses	(369.6)	(1,099.0)
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group (Note 6)	(358.3)	270.3

Net addition/(reduction) to Shareholders’ funds	(798.9)	278.0
Shareholders’ funds as at January 1 (originally £16,914.4 million before adjusting for the effect of the prior year adjustment as described in Note 2 of £22.5 million)	16,936.9	16,658.9

Shareholders’ funds as at December 31	16,138.0	16,936.9

10 Auditors’ remuneration

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

11 Aggregate Directors’ emoluments

£

	2002	2001		2000

Salaries, fees and benefits	1,716,378	1,979,253		1,974,161
Performance-related element	1,663,325	1,157,218	[a]	760,050

	3,379,703	3,136,471		2,734,211

“Excess” retirement benefits [b]	23,495	41,800		34,056
Realised share option gains	16,476	1,653,429		1,376,544

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

S10       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

12 Reconciliation between US GAAP and UK GAAP

On a UK GAAP basis, net income is represented by “Distributable profit”; however, on a US GAAP basis the net income equivalent would be “Earnings attributable to shareholders” adjusted for US GAAP differences.

Reconciliation between US GAAP and UK GAAP	pence			£ million			£ million

	Earnings per share			Net Income			Net Assets

	2002	2001	2000	2002	2001	2000	2002	2001

In accordance with UK GAAP:	14.6	26.1	23.4	1,404.0	2,547.3	2,308.3	16,138.0	16,936.9
Exclude 40% of Parent Companies’ shares held by Group companies							(695.6)	(538.7)
Less: Income from shares in companies of the Royal Dutch/Shell Group	(14.6)	(26.1)	(23.4)	(1,403.2)	(2,545.6)	(2,307.4)
Share in the Netherlands GAAP net income of companies of the Royal Dutch/Shell Group	26.6	29.5	35.5	2,559.5	2,875.3	3,506.1
Amortisation of Goodwill	0.4	—	—	33.3	—	—	29.8	—

Share in the US GAAP net income of companies of the Royal Dutch/Shell Group	27.0	29.5	35.5	2,592.8	2,875.3	3,506.1

In accordance with US GAAP	27.0	29.5	35.5	2,593.6	2,877.0	3,507.0	15,472.2	16,398.2

Under UK GAAP Shell Transport, as a parent company with no subsidiaries, accounts for its share of earnings in the Group on a dividend receivable basis in its profit and loss account. Its investment in the Group is at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group, together with 40% of the carrying value of Parent Companies’ shares held by Group companies. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting.

The adjustment to net income and earnings per share represents the impact on net income for Shell Transport if the equity method of accounting was applied incorporating Shell Transport’s share of net income of Group companies on a US GAAP basis. This includes an adjustment to Shell Transport’s share of net income of Group companies for the amortisation of goodwill. Under US GAAP, commencing in 2002, goodwill is no longer amortised but instead tested for impairment annually or when certain events occur that indicates potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption.

The adjustment to net assets represents the effect of adopting equity accounting, together with the deduction of 40% of the carrying value of Parent Companies’ shares as required by US GAAP.

The “ Shell ” Transport and Trading Company, Public Limited Company  S11

20-F/A (Amendment No. 1) 2002

40% interest of Shell Transport in line items as derived from
the Netherlands GAAP Group Financial Statements	£ million	$ million

Balance Sheet
2002:
Current assets	10,358.8	16,662
Non current assets	28,536.1	45,901
Current liabilities	(13,727.4)	(22,080)
Non current liabilities	(9,276.0)	(14,920)
Minority interests in Group companies (40% of Group amount on page G42 translated at year end rate on page S8)	(890.7)	(1,433)

Shell Transport share of Group net assets (pages S8-GBP & G48-$)	15,000.8	24,130
Add 40% interest of Parent Company shares held by the Group (S8)	695.6

Shell Transport investment in the Group (Pages S2 and S8)	15,696.4
Other assets and liabilities of Shell Transport	441.6

Net Assets	16,138.0

2001:
Current assets	8,474.3	12,287
Non current assets	22,942.5	33,266
Current liabilities	(9,232.9)	(13,387)
Non current liabilities	(5,709.3)	(8,278)
Minority interests in Group companies (40% of Group amount on page G42 translated at year end rate on page S8)	(958.6)	(1,390)

Shell Transport share of Group net assets (pages S8-GBP & G48-$)	15,516.0	22,498
Add 40% interest of Parent Company shares held by the Group (S8)	538.7

Shell Transport investment in the Group (Pages S2 and S8)	16,054.7
Other assets and liabilities of Shell Transport	882.2

Net Assets	16,936.9

Profit and Loss account
2002:
Sales proceeds	62,769.9	94,193
Operating profit	4,853.0	7,282
Net income for the year	2,559.5	3,841
Distribution for the year	1,403.2	2,174

2001:
Sales proceeds	49,227.6	70,880
Operating profit	5,330.3	7,675
Net income for the year	2,875.3	4,140
Distribution for the year	2,545.6	3,665

2000:
Sales proceeds	52,163.1	76,567
Operating profit	6,740.0	9,893
Net income for the year	3,506.1	5,146
Distribution for the year	2,307.4	3,432

13 Subsequent events

Subsequent to the year ended December 31, 2002, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Shell Transport is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on Shell Transport’s financial condition although they could have a significant effect on periodic results.

S12       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch (see page 85) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

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

Bonus awards are recommended by REMCO based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. These targets encompass financial, customer, people, sustainable development and other operational objectives. For 2002, financial targets related to Total Shareholder Return (TSR) measured annually by the average weighted share price performance plus dividends of Shell Transport and Royal Dutch relative to other major integrated oil companies and Return on Average Capital Employed (ROACE). Having regard to the Group’s performance against all targets, REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. The same approach will be adopted in 2003.

The “ Shell ” Transport and Trading Company, Public Limited Company  S13

20-F/A (Amendment No. 1) 2002

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

The latest tranche of stock options to vest was granted in March 2000 and the stock options vested in March 2003. The measurement period for the options was January 1, 2000 to December 31, 2002. The peer companies were BP, ChevronTexaco, ExxonMobil and Total. The Royal Dutch/ Shell Group of Companies ranked fourth. REMCO considered other performance indicators including profits over the three years and ROACE relative to the peer group.

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

S14       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/ Shell Group of Companies and Total.

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

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/ Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

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

The payment of employers’ contributions to the Shell Contributory Pension Fund, which is open to United Kingdom employees of the member companies, has upon actuarial advice been suspended since January 1, 1990. Managing Directors accrued pension benefits during the year are as detailed in the table on page S18. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

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

The “ Shell ” Transport and Trading Company, Public Limited Company  S15

20-F/A (Amendment No. 1) 2002

Directors’ Contracts of Service

No Director has or, during the financial year had, a contract of service with Shell Transport. The Managing Directors of Shell Transport have employment contracts with one of the Group holding or service companies that provide entitlement to notice in line with the standard policy applicable to other senior staff in the United Kingdom – three months. Similarly, such contracts expire on the latest expected date of retirement which, in the case of the Managing Directors, is June 30 following their 60th birthday (as at December 2002, Sir Philip Watts was aged 57 and Paul Skinner 58). There are no predetermined termination compensation arrangements in place for Directors of Shell Transport and no payments on termination were made to retiring or past Directors during the year under review.

Sir Philip Watts’ and Paul Skinner’s current employment contracts are effective from July 1, 2002 and January 1, 2000 respectively.*

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

Five-year historical TSR Performance

Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30 Trading Day Average values

*	On March 3, 2004, Sir Philip Watts stepped down as Chairman of the Board of Shell Transport and as Managing Director, by mutual consent. At that time Malcom Brinded stepped down from the Board of Management of Royal Dutch and was appointed a Director and Managing Director of Shell Transport and Lord Oxburgh was appointed interim non-excutive chairman of Shell Transport.

S16       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

Remuneration of the Directors

Emoluments of Directors in office during 2002					£

	2002		2001		2000

Sir Philip Watts:
Salaries and fees	745,969		607,398		496,302
Car benefit[a]	21,922		20,089		17,323
Other benefits	–		–		–
Performance-related element[b]	874,000	[c]	455,000 [c]		225,000
Deferred bonus plan adjustment[d]	152,069		75,834		–

	1,793,960		1,158,321		738,625
Realised share option gains	8,238		508,167		134,400

	1,802,198		1,666,488		873,025

Paul Skinner:
Salaries and fees	553,830		504,703		458,802
Car benefit[a]	13,181		14,924		14,965
Other benefits	–		–		655
Performance-related element[b]	632,500		338,000	[c]	213,750
Deferred bonus plan adjustment[d]	4,756		56,334		–

	1,204,267		913,961		688,172
Realised share option gains	8,238		505,902		349,704

	1,212,505		1,419,863		1,037,876

Sir Mark Moody-Stuart:[e]
Salaries and fees	–		583,401		710,427
Directors’ fees	39,375		–		–
Holding Company fees	18,314		–		–
Performance-related element[b]	–		232,050		321,300

	57,689		815,451		1,031,727
Realised share option gains	–		639,360		892,440

	57,689		1,454,811		1,924,167

Teymour Alireza: Directors’ fees	45,375		28,750		28,750

Sir Peter Burt: Directors’ fees	21,795		–		–

Dr Eileen Buttle: Directors’ fees	39,375		31,875		30,625

Luis Giusti: Directors’ fees	45,375		26,875		7,500

Nina Henderson: Directors’ fees	45,375		17,516		–

Sir Peter Job: Directors’ fees	39,375		11,042		–

Sir John Kerr: Directors’ fees	21,795		–		–

Professor Robert O’Neill: Directors’ fees	10,910		30,000		30,000

Lord Oxburgh: Directors’ fees	42,800		32,475		36,850

Sir William Purves: Directors’ fees	11,612		34,333		34,333

a	Car benefit is the Inland Revenue defined cash equivalent of the cost of company provided vehicles.

b	The performance-related element is included in the year to which it relates.

c	Of which one-third was deferred under the Deferred Bonus Plan.

d	These amounts are the increases accruing during the year in respect of entitlements under the Deferred Bonus Plan in respect of additional shares that will be granted (provided the participant remains in Group employment for three years following initial deferral or reaches normal retirement age within the three-year period).

e	Sir Mark Moody-Stuart retired as Chairman and Managing Director on June 30, 2001. His remuneration in 2001 included a “full service bonus” of £198,000. A bonus under this arrangement is paid on retirement to all UK employees with qualifying service.

The “ Shell ” Transport and Trading Company, Public Limited Company  S17

20-F/A (Amendment No. 1) 2002

Pensions

	Sir Philip Watts	Paul Skinner

Accrued pension	£ thousand per annum
Pension accrued at 31.12.02	479.69	404.86
Increase in accrued pension over year	83.92	66.16
Increase in accrued pension over year (excluding inflation)	72.30	56.20

Transfer values of accrued benefits	£ thousand
At 31.12.01	6,411.60	5,410.40
At 31.12.02	7,913.00	6,586.50
Increase over year less Director’s contributions	1,476.80	1,176.10
Increase over year (excluding inflation) less Director’s contributions	1,167.60	914.20

The transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Share options

Number of 25p Ordinary shares under option

				Exercised
				(cancelled/
		Granted		lapsed)
At		during		during		At	Exercise	Exercisable	Exercisable
1.1.02		the year		the year		31.12.02	price	from date	to date

Sir Philip Watts
272,000		–		(272,000)		–	439p	11.12.97	10.12.02
308,750		–		–		308,750	363p	22.12.01	21.12.08
341,000		–		–		341,000	505p	23.03.03	22.03.10
465,000		–		–		465,000	552p	26.03.04	25.03.11
5,214	[a]	–		5,214	[b]	–	330p	01.02.02	31.07.02
–		3,251	[a]	–		3,251	509p	01.02.07	31.07.07
–		885,000		–		885,000	523p	21.03.05	20.03.12

Paul Skinner
139,200		–		–		139,200	439p	11.12.00	10.12.07
194,700		–		–		194,700	363p	22.12.01	21.12.08
341,000		–		–		341,000	505p	23.03.03	22.03.10
465,000		–		–		465,000	552p	26.03.04	25.03.11
5,214	[a]	–		5,214	[b]	–	330p	01.02.02	31.07.02
–		3,251	[a]	–		3,251	509p	01.02.07	31.07.07
–		660,000		–		660,000	523p	21.03.05	20.03.12

Sir Mark Moody-Stuart
387,000		–		(387,000)		–	439p	11.12.97	10.12.02
440,800		–		–		440,800	363p	22.12.01	30.06.06
487,000		–		–		487,000	505p	23.03.03	30.06.06

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

Signed on behalf of the Board

Jyoti Munsiff, Secretary
March 6, 2003
S18       The “ Shell ” Transport and Trading Company, Public Limited Company

20-F/A (Amendment No. 1) 2002

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

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G29 to G31.

The “ Shell ” Transport and Trading Company, Public Limited Company  S19

20-F/A (Amendment No. 1) 2002

(This page intentionally left blank)

20-F/A (Amendment No. 1) 2002

Royal Dutch/ Shell Group of Companies
Report of Independent Public Accountants

We have audited the Financial Statements appearing on pages G2 to G40 of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Royal Dutch/ Shell Group of Companies at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with generally accepted accounting principles in the United States.

As discussed in Note 2 (Restatement of Previously Issued Financial Statements), the Group has restated its Financial Statements for the three years ended December 31, 2002 to correct for inappropriate departures from US GAAP.

As discussed in Note 2, the Group has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for certain inventories in North America from the last-in first-out method to the first-in first-out method.

/s/ KPMG Accountants N.V.

KPMG Accountants N.V., The Hague
Independent public accountants

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, London
Registered independent public accountants

March 5, 2003, except for Note 2 (Restatement of Previously Issued Financial Statements), which is as of May 22, 2004.

Royal Dutch/Shell Group of Companies       G1

20-F/A (Amendment No. 1) 2002

Financial Statements

Statement of Income (as restated)	$ million

	Note	2002	2001	2000

Sales proceeds		235,482	177,201	191,418
Sales taxes, excise duties and similar levies		56,167	42,070	42,365

Net proceeds		179,315	135,131	149,053
Cost of sales		150,711	108,151	118,163

Gross profit		28,604	26,980	30,890
Selling and distribution expenses		9,954	7,898	7,896
Administrative expenses		1,601	1,244	1,137
Exploration		1,073	910	836
Research and development		472	387	389

Operating profit of Group companies		15,504	16,541	20,632
Share of operating profit of associated companies	6	2,822	2,646	4,101

Operating profit		18,326	19,187	24,733
Interest and other income	7	758	1,059	974
Interest expense	8	1,364	1,133	1,324
Currency exchange gains/(losses)		(23)	(30)	(114)

Income before taxation		17,697	19,083	24,269
Taxation	9	7,796	8,404	11,349

Income after taxation		9,901	10,679	12,920
Income applicable to minority interests		179	329	54

Net income		9,722	10,350	12,866

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets

(as restated)			$ million

	Note	2002	2001	2000

Net income	29	9,722	10,350	12,866
Other comprehensive income, net of tax:	5
currency translation differences	19	2,432	(1,686)	(2,711)
unrealised gains/(losses) on securities		25	(143)	(238)
unrealised gains/(losses) on cash flow hedges		(225)	(14)
minimum pension liability adjustments		(1,475)	(127)	(70)

Comprehensive income		10,479	8,380	9,847
Distributions to Parent Companies	29	(5,435)	(9,163)	(8,579)
Increase in Parent Companies’ shares held, net of dividends received	22	(844)	(642)	(200)
Parent Companies’ interest in Group net assets at January 1		56,244	57,669	56,601

Parent Companies’ interest in Group net assets at December 31	3,4,29	60,444	56,244	57,669

The Notes on pages G5 to G40 are an integral part of these statements.

G2       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31	Dec 31
	Note	2002	2001

Fixed assets
Tangible assets	10	78,687	50,927
Intangible assets	10	4,696	939
Investments:
associated companies	6	17,948	18,332
securities	14	1,719	1,914
other		1,420	1,108

Total fixed assets		104,470	73,220

Other long-term assets	11	7,333	7,716

Current assets
Inventories	12	11,338	6,580
Accounts receivable	13	28,761	17,467
Cash and cash equivalents	14	1,556	6,670

Total current assets		41,655	30,717

Current liabilities: amounts due within one year
Short-term debt	15	12,874	3,988
Accounts payable and accrued liabilities	17	32,189	18,884
Taxes payable	9	4,985	4,494
Dividends payable to Parent Companies		5,153	6,101

Total current liabilities		55,201	33,467

Net current assets/(liabilities)		(13,546)	(2,750)

Total assets less current liabilities		98,257	78,186

Long-term liabilities: amounts due after more than one year
Long-term debt	15	6,817	1,832
Other	18	6,174	4,515

		12,991	6,347

Provisions
Deferred taxation	9	12,696	7,173
Pensions and similar obligations	20	5,016	2,331
Decommissioning and restoration costs	23	3,528	2,615

		21,240	12,119

Group net assets before minority interests		64,026	59,720
Minority interests		3,582	3,476

Net assets		60,444	56,244

The Notes on pages G5 to G40 are an integral part of these statements.

Royal Dutch/Shell Group of Companies       G3

20-F/A (Amendment No. 1) 2002

Statement of Cash Flows (as restated) (see Note 19)	$ million

	Note	2002	2001	2000

Cash flow provided by operating activities
Net income		9,722	10,350	12,866
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	10	8,621	6,201	8,018
Profit on sale of assets		(367)	(133)	(1,026)
Movements in:
inventories		(2,079)	1,375	(1,473)
accounts receivable		(5,830)	8,518	(10,007)
accounts payable and accrued liabilities		6,989	(7,785)	9,746
taxes payable		(735)	(1,443)	967
Associated companies: dividends more/ (less) than net income	6	115	666	(374)
Deferred taxation and other provisions		473	(165)	569
Long-term liabilities and other		(805)	(1,008)	(1,062)
Income applicable to minority interests		179	329	54

Cash flow provided by operating activities		16,283	16,905	18,278

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(12,102)	(9,598)	(6,128)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)	10	(8,925)
Proceeds from sale of assets		1,099	1,265	3,852
New investments in associated companies	6	(1,289)	(1,074)	(1,161)
Disposals of investments in associated companies		501	507	2,283
Proceeds from sale and other movement in investments		83	(180)	(336)

Cash flow used in investing activities		(20,633)	(9,080)	(1,490)

Cash flow used in financing activities
Long-term debt (including short-term part)
new borrowings		5,267	180	945
repayments		(5,610)	(1,115)	(1,276)

		(343)	(935)	(331)
Net increase/(decrease) in short-term debt		7,058	(794)	(3,271)
Change in minority interests		421	(206)	(22)
Dividends paid to:
Parent Companies		(6,961)	(9,406)	(5,239)
minority interests		(228)	(221)	(262)

Cash flow used in financing activities		(53)	(11,562)	(9,125)

Parent Companies’ shares: net sales/(purchases) and dividends received		(864)	(773)	(200)
Currency translation differences relating to cash and cash equivalents		153	(251)	(75)

Increase/(decrease) in cash and cash equivalents		(5,114)	(4,761)	7,388

Cash and cash equivalents at January 1		6,670	11,431	4,043

Cash and cash equivalents at December 31		1,556	6,670	11,431

The Notes on pages G5 to G40 are an integral part of these statements.

G4       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Notes to the Financial Statements

1   The Royal Dutch/ Shell Group of Companies

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

2   Restatement of Previously Issued Financial Statements

Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as of December 31, 2002. As a result of further reviews conducted with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (the “Reserves Review”), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the financial statements contained in the Original Form 20-F (the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. This Amendment No. 1 includes information regarding proved oil and gas reserves restated to give effect to the Reserves Restatement. Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G50 to G61 of this Amendment No. 1 for additional information regarding the Reserves Restatement.

Following the January 9, 2004 announcement of the reserves recategorisation described above, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies Royal Dutch and Shell Transport have determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the Reserves Restatement as proved reserves are as follows:

•	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves;

•	executives and employees encouraged the booking of proved reserves, while discouraging the de-booking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions; and

•	there were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business chief financial officers to the Group Chief Financial Officer.

These issues are described in more detail under “Controls and Procedures”.

Royal Dutch/Shell Group of Companies       G5

20-F/A (Amendment No. 1) 2002

Financial Restatement

Reserves related adjustments

In view of the inappropriate overstatement of unaudited proved reserves information, it was determined to restate the Financial Statements of the Group and each of the Parent Companies as at December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000 (the “Financial Restatement”) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Financial Restatement. The majority of the impact on the Financial Statements relates to proved developed reserves that were debooked, with the remaining impact relating to well cost write-offs. As capitalised costs relating to the Group’s Exploration and Production operations were amortised across fewer proved reserves (following the Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The effect of the restatement was to reduce net income in 2002 by $108 million (2001: $42 million; 2000: $80 million) and to reduce the previously reported net assets as at December 31, 2002 by $276 million (2001: $164 million), of which additional depreciation in 2002 was $166 million (2001: $84 million; 2000: $132 million).

Treatment of exploration costs

The treatment of exploration costs has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs in an area requiring major capital expenditure before production can begin and where commercially producible quantities of reserves have been found. Previously these costs remained capitalised for longer than 12 months following the completion of exploratory drilling provided that the project was being actively progressed towards the development phase. The costs of drilling such exploration wells are now expensed unless either (a) drilling of additional exploratory wells is under way or firmly planned for the near future or (b) proved reserves are booked within 12 months following the completion of exploratory drilling. The effect of this change is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million (2001: $91 million; 2000: $78 million).

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

Change in accounting policy for inventories

The restatement of the Financial Statements also gives effect to the Group’s election to make a change in accounting principle relating to inventories. Previously, the cost of certain North American inventories had been determined on the last-in first-out (LIFO) method. As a result of this change in accounting principle, the cost of these inventories will be determined on the first-in first-out (FIFO) method. This change from the LIFO method for these North American inventories to the FIFO method is being made to achieve a consistent method of determining inventory cost across the Group and harmonises the US GAAP inventory costing method with the method employed by the Group under Netherlands GAAP. Additionally, the Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, LIFO is not a permitted method for valuing inventory. The effect of this change in accounting principle is an increase in previously reported net income for 2002 of $511 million (2001: decrease of $446 million; 2000: increase of $269 million; prior to 2000: increase of $514 million in net income and $825 million pre-tax), and to increase previously reported net assets as at December 31, 2002 by $850 million (2001: $339 million; 2000: $783 million). The impact on investments at December 31, 2002 relates to Motiva (2001: Equilon and Motiva).
G6       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

The impact on the information included in these Financial Statements is summarised in the tables below:

Statement of Income																	$ million

							2002						2001						2000

					Restated						Restated						Restated
	As				prior to			As			prior to			As			prior to
	previously	Reserves	Exploration	Gas	Inventory		As	previously	Reserves	Exploration	Inventory		As	previously	Reserves	Exploration	Inventory		As
	reported	restatement	costs	contracts	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated

Net proceeds	179,431	(52)	–	(64)	179,315	–	179,315	135,211	(80)	–	135,131	–	135,131	149,146	(93)	–	149,053	–	149,053
Cost of sales	151,214	114	–	–	151,328	(617)	150,711	107,839	4	–	107,843	308	108,151	118,328	39	–	118,367	(204)	118,163
Exploration	991	–	82	–	1,073	–	1,073	882	7	21	910	–	910	755	7	74	836	–	836
Other operating expenses	12,027	–	–	–	12,027	–	12,027	9,529	–	–	9,529	–	9,529	9,422	–	–	9,422	–	9,422
Share of operating profit of associated companies	2,624	–	–	–	2,624	198	2,822	3,041	18	–	3,059	(413)	2,646	3,859	–	–	3,859	242	4,101

Operating profit	17,823	(166)	(82)	(64)	17,511	815	18,326	20,002	(73)	(21)	19,908	(721)	19,187	24,500	(139)	(74)	24,287	446	24,733
Net interest expense and currency exchange gains/losses	629	–	–	–	629	–	629	104	–	–	104	–	104	464	–	–	464	–	464

Income before taxation	17,194	(166)	(82)	(64)	16,882	815	17,697	19,898	(73)	(21)	19,804	(721)	19,083	24,036	(139)	(74)	23,823	446	24,269
Taxation	7,617	(65)	(21)	(25)	7,506	290	7,796	8,694	(27)	(7)	8,660	(256)	8,404	11,273	(53)	(32)	11,188	161	11,349
Minority interests	158	7	–	–	165	14	179	352	(4)	–	348	(19)	329	44	(6)	–	38	16	54

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350	12,719	(80)	(42)	12,597	269	12,866

Earnings by Industry Segment																	$ million

							2002						2001						2000

					Restated						Restated						Restated
	As				prior to			As			prior to			As			prior to
	previously	Reserves	Exploration	Gas	Inventory		As	previously	Reserves	Exploration	Inventory		As	previously	Reserves	Exploration	Inventory		As
	reported	restatement	costs	contracts	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated

Exploration and Production	6,997	(101)	(61)	(39)	6,796	–	6,796	8,023	(46)	(14)	7,963	–	7,963	10,059	(86)	(42)	9,931	–	9,931
Gas & Power	774	–	–	–	774	–	774	1,226	–	–	1,226	–	1,226	112	–	–	112	–	112
Oil Products	2,178	–	–	–	2,178	449	2,627	2,332	–	–	2,332	(362)	1,970	2,437	–	–	2,437	244	2,681
Chemicals	489	–	–	–	489	76	565	230	–	–	230	(103)	127	992	–	–	992	41	1,033
Corporate and Other	(861)	–	–	–	(861)	–	(861)	(607)	–	–	(607)	–	(607)	(837)	–	–	(837)	–	(837)
Minority interests	(158)	(7)	–	–	(165)	(14)	(179)	(352)	4	–	(348)	19	(329)	(44)	6	–	(38)	(16)	(54)

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350	12,719	(80)	(42)	12,597	269	12,866

Statement of Assets and Liabilities								$ million

	December 31, 2002							December 31, 2001

					Restated						Restated
					prior to						prior to
	As previously	Reserves	Exploration	Gas	Inventory		As	As previously	Reserves	Exploration	Inventory		As
	reported	restatement	costs	contracts	Adjustment	Inventories	restated	reported	restatement	costs	Adjustment	Inventories	restated

Fixed assets
Tangible	79,390	(467)	(236)	–	78,687	–	78,687	51,370	(293)	(150)	50,927	–	50,927
Intangible	4,696	–	–	–	4,696	–	4,696	939	–	–	939	–	939
Investments	20,760	2	–	–	20,762	325	21,087	21,040	2	–	21,042	312	21,354
Other long-term assets	7,299	–	–	34	7,333	–	7,333	7,716	–	–	7,716	–	7,716
Inventories	10,298	–	–	–	10,298	1,040	11,338	6,341	–	–	6,341	239	6,580
Other current assets	30,248	–	–	69	30,317	–	30,317	24,137	–	–	24,137	–	24,137
Current liabilities	55,115	–	–	86	55,201	–	55,201	33,467	–	–	33,467	–	33,467
Long-term liabilities	12,935	–	–	56	12,991	–	12,991	6,347	–	–	6,347	–	6,347
Provisions
Deferred taxation	12,471	(186)	(81)	–	12,204	492	12,696	7,146	(117)	(59)	6,970	203	7,173
Pensions and decommissioning	8,544	–	–	–	8,544	–	8,544	4,946	–	–	4,946	–	4,946
Minority interests	3,562	(3)	–	–	3,559	23	3,582	3,477	(10)	–	3,467	9	3,476

Net assets	60,064	(276)	(155)	(39)	59,594	850	60,444	56,160	(164)	(91)	55,905	339	56,244

Royal Dutch/Shell Group of Companies       G7

20-F/A (Amendment No. 1) 2002

Parent Companies’ interest in Group net assets	$ million

	2002	2001	2000

As previously reported at December 31	60,064	56,160	57,086
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of reserves restatement	(164)	(122)	(46)[a]
Cumulative effect of exploration costs change	(91)	(78)	(37)[a]

Total before inventory adjustment	59,809	55,960	57,003 [a]
Cumulative effect of change in policy for inventories	339	783	513 [a]

	60,148	56,743	57,516
Net income for the year
Reserves restatement	(108)	(42)	(80)
Exploration costs change	(61)	(14)	(42)
Gas contracts change	(39)	–	–

Total before inventory adjustment	59,940	56,687	57,394
Change in policy for inventories	511	(446)	269

	60,451	56,241	57,663

Currency translation differences for the year	(7)	3	6

As restated at December 31	60,444	56,244	57,669

a	Cumulative effect as at January 1, 2000.

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

In this Amendment No. 1, the Financial Statements are presented in accordance with US GAAP, with separate Financial Statements presented under Netherlands GAAP beginning on page G41.

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

G8       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the balance sheet is explained under “Exploration costs“), the carrying amounts of major Exploration and Production fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

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

Exploration costs

Group companies follow the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in tangible fixed assets, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a)(i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

See Note 2 regarding a change in treatment of exploration costs.

Research and development

Research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.
Royal Dutch/Shell Group of Companies       G9

20-F/A (Amendment No. 1) 2002

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

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the FIFO method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes. See “Changes in accounting policy” for a description of a change in the method of accounting for certain inventories in North America from the LIFO to the FIFO method.

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

G10       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels. In respect of oil and gas production activities, the estimated cost is provided over the life of the proved developed reserves on a unit-of-production basis. The recorded liabilities are reflected as a provision in the Statement of Assets and Liabilities. For other activities, the estimated cost is provided over the remaining life of a facility on a straight-line basis once an obligation, whether legal or constructive, crystallises and the amount can be reasonably estimated. Changes in estimates of costs are accrued on a prospective basis.

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Change in accounting policies

The Group has changed its accounting policy for those inventories in North America for which cost was previously determined on the basis of the LIFO method. In the Financial Statements included in this Amendment No. 1, in order to implement a globally consistent accounting policy, the cost is determined by the FIFO method and prior periods have been restated. The rationale and the effect of this change are described in Note 2 on page G6.
Royal Dutch/Shell Group of Companies       G11

20-F/A (Amendment No. 1) 2002

4   Parent Companies’ interest in Group net assets (as restated)

	$ million

	2002	2001	2000

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	68,422	64,135	62,948
Parent Companies’ shares held, net of dividends received (Note 22)	(2,797)	(1,953)	(1,311)
Cumulative currency translation differences	(3,894)	(6,326)	(4,640)
Unrealised gains/(losses) on:
securities	11	(14)	129
cash flow hedges	(239)	(14)
Minimum pension liability adjustments	(1,800)	(325)	(198)

Balance at December 31	60,444	56,244	57,669

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $18,227 million at December 31, 2002 (2001: $21,699 million; 2000: $23,191 million). Provision has not been made for taxes on possible future distribution of these undistributed earnings as these earnings have been, or will be, substantially reinvested by the companies concerned. It is not, therefore, meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

5   Other comprehensive income

2002 (as restated)		$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	2,773	(303)	2,470
Reclassifications	(38)	–	(38)

Currency translation differences
net of reclassifications	2,735	(303)	2,432

Unrealised gains/(losses) on securities	26	10	36
Reclassifications	(12)	1	(11)

Unrealised gains/(losses) on securities
net of reclassifications	14	11	25

Unrealised gains/(losses) on cash flow hedges	(209)	(7)	(216)
Reclassifications	(9)	–	(9)

Unrealised gains/(losses) on cash flow hedges
net of reclassifications	(218)	(7)	(225)

Minimum pension liability adjustments	(2,446)	971	(1,475)

Other comprehensive income	85	672	757

G12       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

2001 (as restated)		$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(1,654)	95	(1,559)
Reclassifications	(127)	–	(127)

Currency translation differences
net of reclassifications	(1,781)	95	(1,686)

Unrealised gains/(losses) on securities	(114)	(9)	(123)
Reclassifications	(32)	12	(20)

Unrealised gains/(losses) on securities
net of reclassifications	(146)	3	(143)

Unrealised gains/(losses) on cash flow hedges	(1)	(13)	(14)
Reclassifications	–	–	–

Unrealised gains/(losses) on cash flow hedges
net of reclassifications	(1)	(13)	(14)

Minimum pension liability adjustments	(209)	82	(127)

Other comprehensive income	(2,137)	167	(1,970)

2000 (as restated)		$ million

	Net credit/(charge)

	Pre-tax	Tax	After tax

Currency translation differences	(2,671)	(51)	(2,722)
Reclassifications	11	–	11

Currency translation differences
net of reclassifications	(2,660)	(51)	(2,711)

Unrealised gains/(losses) on securities	(205)	8	(197)
Reclassifications	(50)	9	(41)

Unrealised gains/(losses) on securities
net of reclassifications	(255)	17	(238)

Minimum pension liability adjustments	(115)	45	(70)

Other comprehensive income	(3,030)	11	(3,019)

	2002		2001	2000

Rates of exchange at December 31 were:	€/$	0.96	1.13	1.07
	£/$	0.62	0.69	0.67

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
Royal Dutch/Shell Group of Companies       G13

20-F/A (Amendment No. 1) 2002

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Net proceeds	33,522	55,767	60,896
Cost of sales	26,738	47,538	51,443

Gross profit	6,784	8,229	9,453
Other operating expenses	3,962	5,583	5,352

Operating profit	2,822	2,646	4,101
Interest and other income	102	98	111
Interest expense	451	503	498
Currency exchange gains/(losses)	(15)	(20)	7

Income before taxation	2,458	2,221	3,721
Taxation	1,002	1,087	1,515

Net income	1,456	1,134	2,206

As stated in Note 3, the Group changed its accounting for certain North American inventories from LIFO to FIFO. This change has been reflected in the restated 2001 and 2000 comparative information.

Income by segment		$ million

	2002	2001	2000
	As restated	As restated	As restated

Exploration and Production	543	757	990
Gas & Power	589	746	505
Oil Products	448	43	892
Chemicals	153	(26)	174
Corporate and Other	(277)	(386)	(355)

	1,456	1,134	2,206

(b) Investments

$ million

			2002	2001
			As restated	As restated

	Shares	Loans	Total	Total

At January 1	16,035	2,297	18,332	19,363
New investments	684	605	1,289	1,074
Net asset transfers to/(from) associates, disposals and other movements	(2,027)	(382)	(2,409)	(1,031)
Net income	1,456	–	1,456	1,134
Dividends	(1,571)	–	(1,571)	(1,800)
Currency translation differences	743	108	851	(408)

At December 31	15,320	2,628	17,948	18,332

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

Net income for 2002 includes $150 million write-down in the carrying amount of InterGen (Gas & Power), due to a reassessment of the impact of continued poor merchant power market conditions in the USA and UK.

G14       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million

	2002	2001

Fixed assets	27,613	26,173
Current assets	7,029	7,841

Total assets	34,642	34,014
Current liabilities	7,107	8,588
Long-term liabilities	9,587	7,094

Net assets	17,948	18,332

An analysis by segment is shown in Note 24.

The Group’s major investments in associated companies at December 31, 2002 comprised:

Segment		Country of
Name	Group interest	incorporation

Exploration and Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oil Products
Motiva	50%	USA
Showa Shell	50%	Japan
Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia

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

Royal Dutch/Shell Group of Companies       G15

20-F/A (Amendment No. 1) 2002

8   Interest expense

	$ million

	2002	2001	2000

Group companies
Interest incurred	956	662	877
less interest capitalised	43	32	51

	913	630	826
Associated companies	451	503	498

	1,364	1,133	1,324

9   Taxation

(a) Taxation charge for the year

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Group companies
Current tax charge	6,727	7,722	9,251
Deferred tax charge/(credit)	67	(405)	583

	6,794	7,317	9,834
Associated companies	1,002	1,087	1,515

	7,796	8,404	11,349

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Expected tax charge at statutory rates	6,646	7,439	9,839
Adjustments in respect of prior years	(251)	(258)	(89)
Other reconciling items	399	136	84

Taxation charge of Group companies	6,794	7,317	9,834

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

(b) Taxes payable

$ million

	2002
	As restated	2001

Taxes on activities of Group companies	1,988	2,220
Sales taxes, excise duties and similar levies and social law taxes	2,997	2,274

	4,985	4,494

G16       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

$ million

	2002	2001
	As restated	As restated

Tangible and intangible fixed assets	16,837	9,107
Other items	3,504	3,169

Total deferred tax liabilities	20,341	12,276

Tax losses carried forward	(2,171)	(1,642)
Provisions
Pensions and similar obligations	(1,293)	(671)
Decommissioning and restoration costs	(1,700)	(1,162)
Environmental and other provisions	(445)	(322)
Other items	(4,510)	(2,936)

Total deferred tax assets	(10,119)	(6,733)
Asset valuation allowance	2,474	1,630

Net deferred tax assets	(7,645)	(5,103)

Net deferred tax liability	12,696	7,173

The increase in temporary differences for tangible and intangible fixed assets includes the deferred tax assumed on acquisition of Enterprise Oil (see Note 10).

The Group has tax losses carried forward amounting to $6,687 million at December 31, 2002. Of these, $5,108 million can be carried forward indefinitely. The remaining $1,579 million expires in the following years:

$ million

2003	97
2004	160
2005	342
2006	142
2007 – 2011	65
2012 – 2017	773

Royal Dutch/Shell Group of Companies       G17

20-F/A (Amendment No. 1) 2002

10 Tangible and intangible fixed assets

	2002					2001
	As restated					As restated

			Other	Total	Total	Total
	Tangible	Goodwill	intangible	intangible	Group	Group

Cost
At January 1	117,542	1,512	902	2,414	119,956	113,891
Capital expenditure	11,755	129	218	347	12,102	9,598
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	20,178	1,743	1,364	3,107	23,285	–
Sales, retirements and other movements [a]	(1,746)	30	410	440	(1,306)	(589)
Currency translation differences	9,770	86	64	150	9,920	(2,944)

At December 31	157,499	3,500	2,958	6,458	163,957	119,956

Depreciation
At January 1	66,615	1,147	328	1,475	68,090	65,906
Depreciation, depletion and amortisation charge	8,416	13	192	205	8,621	6,201
Sales, retirements and other movements	(1,539)	(27)	42	15	(1,524)	(2,295)
Currency translation differences	5,320	43	24	67	5,387	(1,722)

At December 31	78,812	1,176	586	1,762	80,574	68,090

Net 2002	78,687	2,324	2,372	4,696	83,383

2001	50,927	365	574	939		51,866

Intangible fixed assets include $1.1 billion in respect of Pennzoil and Quaker State trademarks acquired. These are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Tangible fixed assets at year-end, capital expenditure, together with acquisitions and new investments in associated companies, and the depreciation, depletion and amortisation charges are shown in Note 24, classified, consistent with oil and gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

$ million

	2002	2001
	As restated	As restated

Capitalised costs in respect of assets not yet used in operations
Unproved properties	4,443	2,218
Proved properties under development and other assets in the course of construction	6,814	5,941

	11,257	8,159

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

$ million

	2002	2001	2000
	As restated	As restated	As restated

Cost of sales	7,351	5,071	6,822
Selling and distribution expenses	1,095	1,007	1,087
Administrative expenses	62	53	57
Exploration	80	42	10
Research and development	33	28	42

	8,621	6,201	8,018

G18       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Depreciation, depletion and amortisation charges for 2002 include $191 million (2001: $88 million; 2000: $1,345 million) relating to the impairment of tangible fixed assets, and $6 million (2001: nil; 2000: $440 million) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use (2002: $105 million; 2001: nil; 2000: $1,433 million) and to assets held for sale (2002: $92 million; 2001: $88 million; 2000: $352 million). For 2002 the majority of the impairment charges (in total $197 million) were in Oil Products, reflecting plans in the USA to close surplus base oil production facilities, the closure of the Pililla base oil and bitumen refinery in the Philippines and a change in outlook for liquefied petroleum gas assets in Argentina coupled with the country’s economic downturn. For 2001, the impairment charges (in total $88 million) were mainly in Chemicals, reflecting plans to close the Taft polymer plant and close a catalyst production line in the USA, and in Renewables based on bids received for their South American forestry assets. The majority of the impairment charges in 2000 were in Oil Products ($824 million), mainly resulting from a downward revision in the long-term expectation for certain refinery margins, and in Gas & Power ($697 million), mainly resulting from restructuring of the business in the USA.

Net fixed assets at December 31, 2002 include assets held for sale totalling $0.2 billion (2001: $0.8 billion; 2000: $0.9 billion), consisting primarily of assets in Chemicals and Other industry segments. It is expected that the sales of these assets will occur in 2003. Operating losses included in the Statement of Income relating to these assets totalled $37 million in 2002 (2001: $49 million; 2000: $33 million).

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

The following table sets forth the fair values of assets acquired, and liabilities assumed, in these acquisitions, including for Enterprise Oil $6.6 billion of rights and concessions and for PQS $1.1 billion of trademarks and $1.7 billion of goodwill (of which $0.3 billion is tax-deductible) recognised as a reflection of the value of growth opportunities.

Royal Dutch/Shell Group of Companies       G19

20-F/A (Amendment No. 1) 2002

2002	$ million

	Exploration and	Oil
	Production	Products	Total

Tangible and intangible fixed assets	11,286	11,999	23,285
including:
PQS goodwill		1,743	1,743
PQS trademarks		1,101	1,101
Other assets	736	5,772	6,508

Total assets acquired	12,022	17,771	29,793

Current liabilities (excluding debt)	252	3,609	3,861
Debt	2,359	3,608	5,967
Deferred taxation	3,771	638	4,409
Other long-term liabilities and provisions	346	2,220	2,566

Total liabilities assumed	6,728	10,075	16,803

Less: Existing equity in Equilon		2,730	2,730

Purchase consideration[a]	5,294	4,966	10,260

a Includes $1.3 billion relating to DEA, paid in July 2003.

Pro forma information (unaudited)

Pro forma information for the Group, as if the four companies had been purchased (and paid for) on 1 January, 2001, is presented below.

$ million

	Net proceeds		Net income

	2002	2001	2002	2001

As reported	179,315	135,131	9,722	10,350
Results before financing costs:
Enterprise Oil	403	2,002	(32)	94
Equilon	–	44,463	–	45
DEA	–	6,422	(27)	153
PQS	1,691	2,315	81	117
Financing costs (after tax)			(165)	(461)

Pro forma	181,409	190,333	9,579	10,298

($)

	2002		2001

	As	Pro	As	Pro
	reported	forma	reported	forma

Basic earnings per share attributable to Royal Dutch	2.83	2.79	2.96	2.95
Diluted earnings per share attributable to Royal Dutch	2.83	2.79	2.96	2.95
Basic earnings per ADR attributable to Shell Transport	2.43	2.39	2.55	2.53
Diluted earnings per ADR attributable to Shell Transport	2.43	2.39	2.54	2.53

The pro forma information above is based on the following:

•	the preparation of this information has required use of certain estimates, utilising both pre- and post-acquisition data, in particular for fully-integrated businesses;

•	where applicable, pro forma amounts have been calculated taking into account additional depreciation, depletion or amortisation resulting from fair value accounting, and have been adjusted on to a US GAAP basis. The Group accounting policies as in effect in 2002 have been applied, adjusted to reflect changes in 2003 which have resulted in the restatement of prior information;

•	financing costs comprise additional interest charges on the purchase considerations, plus the acquired companies’ interest charges on their existing debt up to the date of acquisition;

G20       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

•	taxes have been calculated using the relevant statutory rate for each of the jurisdictions involved. A tax rate of 35% has been applied to calculate the tax relief on the interest charge on Group debt incurred to finance the acquisitions;

•	for 2001, pro forma data is provided for all acquisitions for the entire year. Both Equilon and DEA were included in Group results for all of 2002. For Enterprise Oil, the first quarter of 2002 is on a pro forma basis and for PQS the first three quarters of 2002 are reported on a pro forma basis;

•	PQS trademarks are being amortised over 40 years, with no residual value expected; and

•	restructuring costs incurred have remained in the period originally recorded. The Equilon acquisition resulted in a restructuring expense of approximately $300 million (pre-tax) in 2001.

11 Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as “Other long-term assets”. At December 31, 2002 these include $6,766 million (2001: $6,487 million) of deferred charges and prepayments (including amounts in respect of risk management activities), of which $4,506 million (2001: $4,714 million) relates to prepaid pension costs.

12 Inventories

$ million

	2002	2001
	As restated	As restated

Inventories of oil and chemicals	10,423	5,943
Inventories of materials	915	637

	11,338	6,580

13 Accounts receivable

$ million

	2002
	As restated	2001

Trade receivables	15,475	9,824
Amounts owed by associated companies	4,834	1,875
Other receivables	3,458	2,692
Deferred charges and prepayments	4,994	3,076

	28,761	17,467

Provisions for doubtful items deducted from accounts receivable amounted to $415 million at December 31, 2002 (2001: $312 million). Deferred charges and prepayments include amounts in respect of risk management activities.

14 Securities

(a) Investments – securities

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

Royal Dutch/Shell Group of Companies       G21

20-F/A (Amendment No. 1) 2002

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

G22       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

Royal Dutch/Shell Group of Companies       G23

20-F/A (Amendment No. 1) 2002

(b) Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2002 is as follows:

$ million[a]

2003	318
2004	285
2005	236
2006	219
2007	212
2008 and after	2,301

3,571

a Includes reclassification of certain purchase obligations in Canada, in this Amendment No. 1.

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $360 million in 2002 (2001: $309 million).

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

17 Accounts payable and accrued liabilities

$ million

	2002
	As restated	2001

Trade payables	13,049	8,476
Amounts due to associated companies	2,075	1,070
Pensions and similar obligations	250	193
Other payables	10,699	4,677
Accruals and deferred income	6,116	4,468

	32,189	18,884

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

G24       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

2002 (as restated)				$ million

				Movements
	Movements	Movements		derived from
	from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	11,933	4,533	15,051	31,517
Investments – associates	656	851	(1,891)	(384)
Other long-term assets	807	547	(1,737)	(383)
Inventories	2,079	704	1,975	4,758
Accounts receivable	5,830	1,551	3,913	11,294
Cash and cash equivalents	(5,267)	153	–	(5,114)
Short-term debt	(7,058)	(855)	(402)	(8,315)
Short-term part of long-term debt	(554)	(17)	–	(571)
Accounts payable and accrued liabilities	(6,989)	(2,376)	(3,940)	(13,305)
Taxes payable	735	(728)	(498)	(491)
Long-term debt	688	(502)	(5,171)	(4,985)
Other long-term liabilities	(292)	(346)	(1,021)	(1,659)
Deferred taxation	(37)	(1,214)	(4,272)	(5,523)
Other provisions	(434)	(619)	(2,545)	(3,598)
Other items	(200)	(347)	558	11
Distributions to Parent Companies	1,526	(578)	–	948
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	864	1,675	(20)

			–

Movement in retained earnings of
Group companies (Note 4)	4,287

Movement in cumulative currency
translation differences (Note 5)		2,432

Movement in net assets (Note 4)				4,200

Income taxes paid by Group companies totalled $6.7 billion in 2002 (2001: $9.3 billion; 2000: $8.8 billion). Interest paid by Group companies was $1.0 billion in 2002 (2001: $0.7 billion; 2000: $0.9 billion).

The main non-cash movements reflect the assets acquired and liabilities assumed resulting from major acquisitions during the year (see Note 10).

Royal Dutch/Shell Group of Companies       G25

20-F/A (Amendment No. 1) 2002

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

Plan assets principally comprise marketable securities and property holdings.

	$ million

	Pension benefits		Other benefits

	2002	2001	2002			2001

			USA	Other	Total	USA	Other	Total

Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	32,239	31,420	906	344	1,250	838	262	1,100
Increase in present value of the obligation for benefits based on employee service during the year	899	681	32	7	39	10	3	13
Interest on the obligation for benefits in respect of employee service in previous years	2,001	1,784	111	21	132	61	15	76
Benefit payments made	(1,780)	(1,559)	(72)	(21)	(93)	(52)	(18)	(70)
Currency translation effects	3,938	(1,071)	–	45	45	–	(14)	(14)
Other components[a]	1,812	984	1,091	(19)	1,072	49	96	145

Obligations for benefits based on employee service to date at December 31[b]	39,109	32,239	2,068	377	2,445	906	344	1,250

Change in plan assets
Plan assets held in trust at fair value at January 1	36,420	42,333
Actual return on plan assets	(5,943)	(3,420)
Employer contributions	227	173
Plan participants’ contributions	17	11
Benefit payments made	(1,780)	(1,559)
Currency translation effects	3,709	(1,407)
Other components[a]	385	289

Plan assets held in trust at fair value at December 31[b]	33,035	36,420

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(6,074)	4,181	(2,068)	(377)	(2,445)	(906)	(344)	(1,250)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	9	(62)
Unrecognised net (gains)/losses since adoption	9,125	(1,334)	692	93	785	61	105	166
Unrecognised prior service cost/(credit)	1,254	1,016	(26)	–	(26)	(4)	(1)	(5)

Net amount recognised	4,314	3,801	(1,402)	(284)	(1,686)	(849)	(240)	(1,089)

Amounts recognised in the Statement of Assets and Liabilities:
Intangible assets	420	–
Prepaid benefit costs	4,506	4,714
Accrued benefit liabilities:
Short-term	(177)	(125)	(51)	(22)	(73)	(51)	(17)	(68)
Long-term	(3,403)	(1,310)	(1,351)	(262)	(1,613)	(798)	(223)	(1,021)
Amount recognised in Parent Companies’ Interest in Group Net Assets:
Accumulated other comprehensive income	2,968	522

Net amount recognised	4,314	3,801	(1,402)	(284)	(1,686)	(849)	(240)	(1,089)

a	Other components comprise mainly the effect of acquisitions and changes in actuarial assumptions.

b	For employee retirement plans with benefit obligation in excess of plan assets, the respective amounts at December 31, 2002 were benefit obligations of $25,698 million (2001: $1,627 million) and plan assets of $21,072 million (2001: $1,222 million). The obligation for pension benefits at December 31, 2002 in respect of unfunded plans was $1,964 million (2001: $1,175 million).

G26       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

20	Employee retirement plans and other postretirement benefits continued

Benefit costs for the year comprise:

	$ million

	Pension benefits			Other benefits

	2002	2001	2000	2002			2001			2000

				USA	Other	Total	USA	Other	Total	USA	Other	Total

Service cost	899	681	681	32	7	39	10	3	13	10	4	14
Interest cost	2,001	1,784	1,700	111	21	132	61	15	76	61	16	77
Expected return on plan assets	(3,339)	(3,005)	(2,839)
Other components	(100)	(216)	(284)	76	7	83	(2)	2	–	(3)	2	(1)

Cost of defined benefit plans	(539)	(756)	(742)	219	35	254	69	20	89	68	22	90
Payments to defined contribution plans	84	87	75

	(455)	(669)	(667)	219	35	254	69	20	89	68	22	90

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

Royal Dutch/Shell Group of Companies       G27

20-F/A (Amendment No. 1) 2002

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

G28       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

The following table shows for 2001 and 2002, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

	Royal Dutch shares		Shell Transport shares		Shell Canada common shares[a]

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)

Under option at 1 January, 2001	10,214	47.86	41,937	6.34	2,560	15.81
Granted	11,302	59.24	30,601	8.33	1,311	22.95
Exercised	(886)	34.23	(6,882)	5.21	(240)	13.59
Expired	(229)	41.65	(644)	5.97	(15)	20.13

Under option at December 31, 2001	20,401	54.10	65,012	7.30	3,616	17.89

Granted	13,792	59.71	39,210	8.45	1,567	28.36
Exercised	(180)	47.12	(796)	6.21	(394)	14.45
Expired	(632)	54.50	(1,979)	7.53	(12)	25.21

Under option at December 31, 2002	33,381	59.86	101,447	8.26	4,777	21.71

a	Unissued.

The following tables provide further information about the options outstanding at December 31, 2002:

	Royal Dutch shares

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$40 to $45	2,062	5.3	42.98	1,873	43.07
$45 to $50	11	8.8	47.98	4	47.98
$50 to $55	10,231	7.9	53.46	2,784	51.75
$55 to $60	814	7.7	56.92	425	56.44
$60 to $65	14,263	8.5	62.74	1,195	60.77
$65 to $70	2,637	7.8	65.51	–	–
$70 to $75	3,363	8.3	73.79	–	–

$40 to $75	33,381	8.0	59.86	6,281	51.19

Royal Dutch/Shell Group of Companies       G29

20-F/A (Amendment No. 1) 2002

22	Stock-based compensation plans and Parent Companies’ shares held by Group companies continued

				Shell Transport shares

		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)

$5 to $6	11,511	4.9	5.84	11,511	5.84
$6 to $7	512	9.8	6.47	–	–
$7 to $8	7,384	3.9	7.06	7,384	7.06
$8 to $9	69,252	8.3	8.51	–	–
$9 to $10	12,788	5.9	9.84	–	–

$5 to $10	101,447	7.3	8.26	18,895	6.32

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

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

		2002		2001		2000

	As restated		As restated		As restated
	(see Note 2)	Pro forma	(see Note 2)	Pro forma	(see Note 2)	Pro forma

Group net income ($ million)	9,722	9,519	10,350	10,241	12,866	12,834
Basic earnings per share attributable to Royal Dutch ($)	2.83	2.78	2.96	2.93	3.63	3.62
Diluted earnings per share attributable to Royal Dutch ($)	2.83	2.78	2.96	2.93	3.62	3.62
Basic earnings per ADR attributable to Shell Transport ($)	2.43	2.38	2.55	2.52	3.12	3.12
Diluted earnings per ADR attributable to Shell Transport ($)	2.43	2.38	2.54	2.52	3.12	3.11

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

Parent Companies’ shares held by Group companies

Group companies purchase shares of the Parent Companies in the open market with the purpose of covering their future obligations arising from the stock options granted to their employees and employees of other Group companies. At December 31, 2002, 29.9 million Royal Dutch shares (2001: 17.4 million) and 111.1 million Shell Transport shares (2002: 80.4 million) were held by Group companies.

G30       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

22	Stock-based compensation plans and Parent Companies’ shares held by Group companies continued

In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch and of Shell Transport shares, 9.2 million Royal Dutch shares and 0.4 million Shell Transport shares were held by Group companies at December 31, 2002 and 2001. In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2002 and 2001.

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

New US accounting standard FAS 143 (Asset Retirement Obligations) requires that an entity shall recognise the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. This standard was effective for the Group from 2003 and the amount of the transition adjustment was a credit to income of $0.3 billion after tax.

24	Information by geographical area and by industry segment

(a) Geographical area (as restated)

	$ million

	2002		2001		2000

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	65,073	36,668	62,259	19,223	68,060	22,052
Other Eastern Hemisphere	33,322	28,558	31,866	26,267	34,144	22,571
USA	62,632	27,268	21,095	17,849	26,089	16,517
Other Western Hemisphere	18,288	11,976	19,911	9,881	20,760	8,971

Total Group	179,315	104,470	135,131	73,220	149,053	70,111

Royal Dutch/Shell Group of Companies       G31

20-F/A (Amendment No. 1) 2002

24	Information by geographical area and by industry segment continued

(b) Industry segment

2002 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	179,315	11,901	16,992	135,544	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds		26,581	17,612	138,624	15,207	770

Operating profit/(loss)
Group companies	15,504	12,215	107	3,188	438	(444)
Group share of associated companies	2,822	1,322	751	556	213	(20)

	18,326	13,537	858	3,744	651	(464)
Interest and other income	758	98	118	14	3	525
Interest expense	1,364					1,364
Currency exchange gains/(losses)	(23)	(26)	6	(64)	(16)	77
Taxation	7,796	6,813	208	1,067	73	(365)
Income applicable to minority interests	179

Net income	9,722	6,796	774	2,627	565	(861)

Total assets at December 31	153,458	57,315	16,057	60,549	14,172	5,365
Total liabilities at December 31	(89,432)	(45,336)	(12,223)	(41,826)	(7,903)	17,856
Tangible fixed assets at December 31
Cost	157,499	93,333	47,689	12,010	2,843	1,624
Depreciation	(78,812)	(46,752)	(23,926)	(6,711)	(763)	(660)
Goodwill at December 31	2,324	–	184	1,989	22	129
Investments in associated companies at December 31	17,948	3,594	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,155	952	7,968	998	578
Depreciation, depletion and amortisation charge
Impairment	197	33	4	111	29	20
Other	8,424	5,540	124	2,295	372	93

2001 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	135,131	12,057	15,721	93,517	13,260	576
inter-segment		13,790	705	2,108	990	2

Net proceeds		25,847	16,426	95,625	14,250	578

Operating profit/(loss)
Group companies	16,541	14,144	538	2,481	(34)	(588)
Group share of associated companies	2,646	1,550	941	241	(27)	(59)

	19,187	15,694	1,479	2,722	(61)	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,404	7,779	385	690	(192)	(258)
Income applicable to minority interests	329

Net income	10,350	7,963	1,226	1,970	127	(607)

Total assets at December 31	111,653	39,477	11,815	38,007	12,145	10,209
Total liabilities at December 31	(51,933)	(23,990)	(7,277)	(21,367)	(6,383)	7,084
Tangible fixed assets at December 31
Cost	117,543	68,572	34,577	10,782	2,275	1,337
Depreciation	(66,616)	(38,819)	(20,449)	(6,064)	(679)	(605)
Goodwill at December 31	365	–	189	154	22	–
Investments in associated companies at December 31	18,332	3,463	4,614	6,384	3,740	131
Capital expenditure and new investments in associated companies	10,672	7,136	908	1,527	760	341
Depreciation, depletion and amortisation charge
Impairment	88	8	(8)	(4)	40	52
Other	6,113	3,910	114	1,621	364	104

G32       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

2000 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate &
	Group	Production	Power	Products	Chemicals	Other

Sales
third parties	149,053	13,375	15,991	104,002	15,205	480
inter-segment		14,195	496	2,280	1,102	–

Net proceeds		27,570	16,487	106,282	16,307	480

Operating profit/(loss)
Group companies	20,632	17,467	(360)	2,931	939	(345)
Group share of associated companies	4,101	2,007	646	1,232	240	(24)

	24,733	19,474	286	4,163	1,179	(369)
Interest and other income	974	15	83	92	6	778
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(114)	8	6	(35)	9	(102)
Taxation	11,349	9,566	263	1,539	161	(180)
Income applicable to minority interests	54

Net income	12,866	9,931	112	2,681	1,033	(837)

Total assets at December 31	123,425	35,811	17,766	42,885	13,236	13,727
Total liabilities at December 31	(62,852)	(19,548)	(13,902)	(23,880)	(5,688)	166
Tangible fixed assets at December 31
Cost	111,408	60,828	2,473	35,656	11,250	1,201
Depreciation	(64,428)	(35,979)	(755)	(20,675)	(6,480)	(539)
Goodwill at December 31	417	–	208	170	39	–
Investments in associated companies at December 31	19,363	4,214	3,929	7,253	3,899	68
Capital expenditure and new investments in associated companies	7,289	3,913	768	1,457	977	174
Depreciation, depletion and amortisation charge
Impairment	1,785	105	697	824	104	55
Other	6,233	3,597	144	1,766	620	106

Royal Dutch/Shell Group of Companies       G33

20-F/A (Amendment No. 1) 2002

25	Oil and gas exploration and production activities

(a) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million

	2002[a]	2001[a]	2000[a]
	As restated	As restated	As restated

Cost
Proved properties	83,964	63,115	56,983
Unproved properties	4,768	2,430	1,746
Support equipment and facilities	2,352	1,718	1,586

	91,084	67,263	60,315

Depreciation
Proved properties	45,201	37,555	34,805
Unproved properties	325	212	141
Support equipment and facilities	1,224	1,051	1,032

	46,750	38,818	35,978

Net capitalised costs	44,334	28,445	24,337

Oil sands: net capitalised costs	2,246	1,309	513

a Includes the impact of reclassifications between asset classes.

The Group share of associated companies’ net capitalised costs was $3,183 million at December 31, 2002 (2001: $2,928 million; 2000: $3,793 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2002 (as restated)						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	3,776	–	–	122	565	801	5,264
Unproved	1,693	53	–	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development[a]
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

2001 (as restated)						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	5	–	839	82	290	9	1,225
Unproved	23	61	162	91	157	(19)	475
Exploration	114	163	119	203	303	203	1,105
Development[a]
Excluding oil sands	852	992	449	289	1,214	230	4,026
Oil sands						847	847

a Includes the impact of reclassifications between geographical regions and cost categories.
G34       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

2000 (as restated)						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	1				69	–	70
Unproved	4	82		36	34	57	213
Exploration	79	113	170	138	305	115	920
Development[a]
Excluding oil sands	834	554	290	297	809	169	2,953
Oil Sands						406	406

a Includes the impact of reclassifications between geographical regions and cost categories.

The Group share of associated companies’ costs incurred was $551 million in 2002 (2001: $415 million; 2000: $227 million).

Royal Dutch/Shell Group of Companies       G35

20-F/A (Amendment No. 1) 2002

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2002 (as restated)						$ million

					Western
	Eastern Hemisphere				Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Sales
third parties	5,472	73	969	1,764	1,997	892	11,167
intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	2,155	4,851	4,860	1,325	25,846
Production costs[a]	1,826	754	477	1,515	589	298	5,459
Exploration expense	177	219	62	82	249	208	997
Depreciation, depletion and amortisation	2,233	374	593	794	1,351	226	5,571
Other income/(costs)	(604)	(162)	149	(358)	(330)	(227)	(1,532)

Earnings before taxation	5,204	1,102	1,172	2,102	2,341	366	12,287
Taxation	2,365	799	332	1,638	791	106	6,031

Earnings from operations	2,839	303	840	464	1,550	260	6,256

Earnings from oil sands						(3)	(3)

2001 (as restated)						$ million

					Western
	Eastern Hemisphere				Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Sales
third parties	4,971	98	1,013	1,322	2,771	836	11,011
intra-group	3,723	2,759	1,171	3,201	2,306	630	13,790

Net proceeds	8,694	2,857	2,184	4,523	5,077	1,466	24,801
Production costs[a]	1,276	820	406	1,362	496	268	4,628
Exploration expense	98	109	121	125	289	143	885
Depreciation, depletion and amortisation	1,279	317	475	518	1,072	257	3,918
Other income/(costs)	(395)	(97)	(58)	(74)	(305)	(247)	(1,176)

Earnings before taxation	5,646	1,514	1,124	2,444	2,915	551	14,194
Taxation	2,476	1,034	404	1,849	1,028	196	6,987

Earnings from operations	3,170	480	720	595	1,887	355	7,207

Earnings from oil sands						–	–

G36       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

25	Oil and gas exploration and production activities

(c) Earnings continued

2000 (as restated)			$ million

	Eastern Hemisphere						Total
					Western Hemisphere

			Asia	Middle East,
	Europe	Africa	Pacific	Russia, CIS	USA	Other

Sales
third parties	5,378	161	919	1,216	3,199	1,104	11,977
intra-group	3,714	3,181	842	3,740	2,165	534	14,176

Net proceeds	9,092	3,342	1,761	4,956	5,364	1,638	26,153
Production costs[a]	1,493	901	332	1,462	427	313	4,928
Exploration expense	118	151	159	105	226	75	834
Depreciation,
depletion and
amortisation	1,435	293	373	327	953	321	3,702
Other income/(costs)	206	13	594	(78)	378	(313)	800

Earnings before
taxation	6,252	2,010	1,491	2,984	4,136	616	17,489
Taxation	2,771	1,496	509	2,211	1,391	171	8,549

Earnings from operations	3,481	514	982	773	2,745	445	8,940

Earnings from oil sands						–	–

a Includes certain royalties paid in cash amounting to $1,449 million in 2002 (2001: $1,364 million; 2000: $1,698 million).

The Group share of associated companies’ earnings was $543 million in 2002 (2001: $757 million; 2000: $990 million) mainly in the USA $330 million (2001: $303 million; 2000: $569 million) and Asia Pacific $171 million (2001: $428 million; 2000: $370 million).

26	Auditors’ remuneration

		$ million

Remuneration of KPMG and	2002	2001	2000
PricewaterhouseCoopers	As restated

Audit fees	27	18	17
Fees for non-audit services	35	32	47

27 Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $4.1 billion at December 31, 2002 (2001: $3.2 billion). An analysis of the guarantees outstanding at December 31, 2002 is given in the following table:

$ billion

In respect of debt	2.1
In respect of customs duties	1.0
Other	1.0
Total	4.1

The $2.1 billion of guarantees in respect of debt relate to project finance. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with other oil companies, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert among other claims, product liability theories, and seek to recover damages from SOC and others, including clean-up costs. As of December 31, 2002, there were eleven pending suits by such plaintiffs that asserted claims against SOC, which cases involve a number of defendants (including a number of other major energy and refining companies). A majority of these cases do not specify the damages sought and, in the cases where damages are specified, management of the Group believes that the amount of damages claimed is speculative and, therefore, not indicative of the range of possible outcomes. Management of the Group cannot currently

Royal Dutch/Shell Group of Companies       G37

20-F/A (Amendment No. 1) 2002

predict the manner and timing of the resolution of pending oxygenate-related matters and is currently unable to estimate the range of possible additional losses from such matters because of the preliminary stage of the proceedings, the number of defendants involved in these cases and the related issue of determining the allocation of potential liability among defendants. However, based on the facts and circumstances currently known, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2002 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million dollar judgment in favour of 466 plaintiffs was rendered in 2002 by a Nicaraguan court against SOC and others, based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) – a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (based on a predetermined formula) of an amount denominated in Nicaraguan cordobas (which in this case was in excess of $20 million) is made by each defendant for each case into the Nicaraguan courts, the claims would be submitted to the US courts. SOC chose not to make this deposit and thereafter judgment was entered without giving effect to the provision of Special Law 364 that submits the matter to the US courts. Special Law 364 requires each defendant in a case to post a deposit equal to $100 thousand plus 300 million Nicaraguan cordobas. Since SOC was a defendant in one case, it was required to post a deposit equal to between $19 and $20 million ($100 thousand plus 300 million Nicaraguan cordobas at an exchange rate of between 15 and 16 cordobas per dollar). Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. It is the opinion of management of the Group that this judgment does not meet due process standards in the United States and is unenforceable as a matter of law. No reserves have been established for this judgment.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Reserves have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as at December 31, 2002, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties. While it is not feasible to predict the outcome of pending litigation and claims with certainty, the management of the Group believes that any reasonably possible additional loss related to such matters, in excess of provisions made, would have no material adverse effect on the Group’s financial statements or cash flows as of December 31, 2002.

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

Subsequent to the year ended December 31, 2002, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

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

G38       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

The contract/notional amount, together with the estimated fair value (carrying amount) of derivatives held by Group companies at December 31 is as follows:

	2002		2001

		Estimated
	Contract/	fair	Contract/
	notional	value	notional	Estimated
	amount	As restated	amount	fair value

Interest rate swaps/ forward rate agreements	5,557	169	1,962	18
Forward exchange contracts and currency swaps/ options	16,922	(88)	5,827	21
Commodity swaps, options and futures	56,642	55	32,808	17

	79,121	136	40,597	56

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments – securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

29	Division of Group net assets between the Parent Companies and movements therein

The division of Group net assets and movements therein, including Group net income, in accordance with Note 1, is as follows:

	$ million

		Royal Dutch	Shell Transport
	Total	(60%)	(40%)
	As restated	As restated	As restated

At January 1, 2000	56,601	33,961	22,640
Movements during the year 2000 Group net income	12,866	7,720	5,146
less: distributions to Parent Companies	(8,579)	(5,147)	(3,432)

Undistributed net income	4,287	2,573	1,714
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	(120)	(80)
Other comprehensive income (see Note 5)	(3,019)	(1,813)	(1,206)

At December 31, 2000	57,669	34,601	23,068

Movements during the year 2001
Group net income	10,350	6,210	4,140
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,187	712	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,244	33,746	22,498

Movements during the year 2002
Group net income	9,722	5,833	3,889
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,287	2,572	1,715
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,444	36,266	24,178

The above table is based on the Group’s US GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 31 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

Royal Dutch/Shell Group of Companies       G39

20-F/A (Amendment No. 1) 2002

Restatement of previously issued Financial Statements	$ million

						Royal Dutch			Shell Transport
	Previously			Previously		(60%)	Previously		(40%)
	reported	Adjustments	As restated	reported	Adjustments	As restated	reported	Adjustments	As restated

At January 1, 2000	56,171	430	56,601	33,703	258	33,961	22,468	172	22,640
Movements during the year 2000
Group net income	12,719	147	12,866	7,631	89	7,720	5,088	58	5,146
less: distributions to Parent Companies	(8,579)	–	(8,579)	(5,147)	–	(5,147)	(3,432)	–	(3,432)

Undistributed net income	4,140	147	4,287	2,484	89	2,573	1,656	58	1,714
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	–	(200)	(120)	–	(120)	(80)	–	(80)
Other comprehensive income (see Note 5)	(3,025)	6	(3,019)	(1,815)	2	(1,813)	(1,210)	4	(1,206)

At December 31, 2000	57,086	583	57,669	34,252	349	34,601	22,834	234	23,068

Movements during the year 2001
Group net income	10,852	(502)	10,350	6,511	(301)	6,210	4,341	(201)	4,140
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(502)	1,187	1,013	(301)	712	676	(201)	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (see Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	84	56,244	33,696	50	33,746	22,464	34	22,498

Movements during the year 2002
Group net income	9,419	303	9,722	5,651	182	5,833	3,768	121	3,889
less: distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	303	4,287	2,390	182	2,572	1,594	121	1,715
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	380	60,444	36,038	228	36,266	24,026	152	24,178

G40       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Netherlands GAAP Financial Statements

Statement of Income (as restated)	$ million

	Note	2002	2001	2000

Sales proceeds		235,482	177,201	191,418
Sales taxes, excise duties and similar levies		56,167	42,070	42,365

Net proceeds		179,315	135,131	149,053
Cost of sales		150,831	108,151	118,163

Gross profit		28,484	26,980	30,890
Selling and distribution expenses		9,954	7,898	7,896
Administrative expenses		1,601	1,244	1,137
Exploration		1,073	910	836
Research and development		472	387	389

Operating profit of Group companies		15,384	16,541	20,632
Share of operating profit of associated companies	6	2,822	2,646	4,101

Operating profit		18,206	19,187	24,733
Interest and other income	7	758	1,059	974
Interest expense	8	1,364	1,133	1,324
Currency exchange gains/(losses)		(23)	(30)	(114)

Income before taxation		17,577	19,083	24,269
Taxation	9	7,796	8,404	11,349

Income after taxation		9,781	10,679	12,920
Income applicable to minority interests		179	329	54

Net income		9,602	10,350	12,866

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets (as restated)	$ million

	Note	2002	2001	2000

Net income	35	9,602	10,350	12,866
Other comprehensive income, net of tax:	5
currency translation differences	19	2,432	(1,686)	(2,711)
unrealised gains/(losses) on securities		25	(143)	(238)
unrealised gains/(losses) on cash flow hedges		(225)	(14)
minimum pension liability adjustments		(1,475)	(127)	(70)

Comprehensive income		10,359	8,380	9,847
Distributions to Parent Companies	35	(5,435)	(9,163)	(8,579)
Increase in Parent Companies’ shares held, net of dividends received	22	(844)	(642)	(200)
Parent Companies’ interest in Group net assets at January 1		56,244	57,669	56,601

Parent Companies’ interest in Group net assets at December 31	35	60,324	56,244	57,669

Royal Dutch/Shell Group of Companies       G41

20-F/A (Amendment No. 1) 2002

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31,	Dec 31,
	Note	2002	2001

Fixed assets
Tangible assets	32	81,757	53,156
Intangible assets	32	4,576	939
Investments:
associated companies	6	17,948	18,332
securities	14	1,719	1,914
other		1,420	1,108

Total fixed assets		107,420	75,449

Other long-term assets	11	7,333	7,716

Current assets
Inventories	12	11,338	6,580
Accounts receivable	13	28,761	17,467
Cash and cash equivalents	14	1,556	6,670

Total current assets		41,655	30,717

Current liabilities: amounts due within one year
Short-term debt	15	12,874	3,988
Accounts payable and accrued liabilities	17	32,189	18,884
Taxes payable	9	4,985	4,494
Dividends payable to Parent Companies		5,153	6,101

Total current liabilities		55,201	33,467

Net current assets/(liabilities)		(13,546)	(2,750)

Total assets less current liabilities		101,207	80,415

Long-term liabilities: amounts due after more than one year
Long-term debt	33	9,887	4,061
Other	18	6,174	4,515

		16,061	8,576

Provisions
Deferred taxation	9	12,696	7,173
Pensions and similar obligations	20	5,016	2,331
Decommissioning and restoration costs	23	3,528	2,615

		21,240	12,119

Group net assets before minority interests		63,906	59,720
Minority interests		3,582	3,476

Net assets		60,324	56,244

Statement of Cash Flows

The differences in accounting policy between Netherlands GAAP and US GAAP do not affect the underlying cash flows of the Group and therefore a separate Statement of Cash Flows is not presented under Netherlands GAAP. Reference is made to the Statement of Cash Flows presented on page G4.
G42       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Notes to the Netherlands GAAP Financial Statements

30	Basis of Presentation of Group Financial Statements under Netherlands GAAP
These Financial Statements have been prepared in conformity with generally accepted accounting principles in the Netherlands (Netherlands GAAP). These accounting principles are consistent with the accounting principles applied in the preparation of the Group’s Financial Statements prepared in conformity with generally accepted accounting principles in the United States (US GAAP), as set out in the Group accounting policies on pages G8 to G11, except as set forth below. The Notes to the Financial Statements prepared in conformity with US GAAP appearing on pages G5 to G40 are an integral part of these Financial Statements prepared under Netherlands GAAP.

The differences between Netherlands GAAP, as applied to the preparation of these Financial Statements (and after giving effect to the restatement described below), and US GAAP, as applied to the Group’s Financial Statements prepared in conformity with US GAAP, are as follows:

(i)	goodwill: Under US GAAP, commencing in 2002, goodwill is no longer amortised but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption; and

(ii)	long-term commitments: Under US GAAP, certain power generation contracts (“tolling agreements”) are recognised in the Financial Statements at fair value. Under Netherlands GAAP, these commitments, together with certain other agreements not recognised on the Group’s balance sheet under US GAAP are accounted for in 2002 and prior years as capital leases upon inception. The Group’s balance sheet under Netherlands GAAP as of December 31, 2002 includes tangible fixed assets and debt of $3.1 billion (2001: $2.2 billion) relating to such agreements.

31	Changes in accounting policies and restatement of comparative data
The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to:

(i)	the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world is not an acceptable method under Netherlands GAAP (note that the Group has elected to make a similar change in accounting policy under US GAAP to eliminate the use of the LIFO method — see Note 3). Net income for 2002 has increased by $511 million (2001: decreased by $446 million; 2000: increased by $269 million; prior to 2000: increase of $514 million in net income and $825 million pre-tax). Net assets at December 31, 2002 have increased by $850 million (2001: $339 million; 2000: $783 million);

(ii)	the failure to amortise goodwill, which is required under Netherlands GAAP. Net income for 2002, and net assets at December 31, 2002, have decreased by $120 million. There is no impact for prior periods; and

(iii)	the failure to include certain assets and debt, relating principally to power generation contracts (“tolling agreements”) and lease contracts, in the Group’s balance sheet, as required under Netherlands GAAP. There is no impact on prior period net income or net assets.

The restatement of the Financial Statements also gives effect to changes in accounting policy relating to exploration costs and certain gas contracts, as discussed in Note 2 as corrections under US GAAP. This change aligns the Group accounting policy under Netherlands GAAP with oil and gas specific accounting standards applicable under US GAAP. The effect of the change for exploration costs is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million (2001: $91 million). The effect of the change for certain gas contracts is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

In addition, errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of the overstatement of proved reserves as corrected by the Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2002, 2001 and 2000.
Quantitative information concerning the effect of the above changes in accounting policies and adjustments is set forth in the tables below and additional information is contained in Note 2 on pages G5 to G8.

Royal Dutch/Shell Group of Companies       G43

20-F/A (Amendment No. 1) 2002

Statement of Income																		$ million

	2002								2001						2000

					Restated							Restated						Restated
	As				prior to				As			prior to			As			prior to
	previously	Reserves			policy	Exploration	Gas	As	previously	Reserves		policy	Exploration	As	previously	Reserves		policy	Exploration	As
	reported	restatement	Inventories	Goodwill	election	costs	contracts	restated	reported	restatement	Inventories	election	costs	restated	reported	restatement	Inventories	election	costs	restated

Net proceeds	179,431	(52)	–	–	179,379	–	(64)	179,315	135,211	(80)	–	135,131	–	135,131	149,146	(93)	–	149,053	–	149,053
Cost of sales	151,214	114	(617)	120	150,831	–	–	150,831	107,839	4	308	108,151	–	108,151	118,328	39	(204)	118,163	–	118,163
Exploration	991	–	–	–	991	82	–	1,073	882	7	–	889	21	910	755	7	–	762	74	836
Other operating expenses	12,027	–	–	–	12,027	–	–	12,027	9,529	–	–	9,529	–	9,529	9,422	–	–	9,422	–	9,422
Share of operating profit of associates	2,624	–	198	–	2,822	–	–	2,822	3,041	18	(413)	2,646	–	2,646	3,859	–	242	4,101	–	4,101

Operating profit	17,823	(166)	815	(120)	18,352	(82)	(64)	18,206	20,002	(73)	(721)	19,208	(21)	19,187	24,500	(139)	446	24,807	(74)	24,733
Net interest expense and currency exchange gains/losses	629	–	–	–	629	–	–	629	104	–	–	104	–	104	464	–	–	464	–	464

Income before taxation	17,194	(166)	815	(120)	17,723	(82)	(64)	17,577	19,898	(73)	(721)	19,104	(21)	19,083	24,036	(139)	446	24,343	(74)	24,269
Taxation	7,617	(65)	290	–	7,842	(21)	(25)	7,796	8,694	(27)	(256)	8,411	(7)	8,404	11,273	(53)	161	11,381	(32)	11,349
Minority interests	158	7	14	–	179	–	–	179	352	(4)	(19)	329	–	329	44	(6)	16	54	–	54

Net income	9,419	(108)	511	(120)	9,702	(61)	(39)	9,602	10,852	(42)	(446)	10,364	(14)	10,350	12,719	(80)	269	12,908	(42)	12,866

Statement of Assets and Liabilitie		s $ million

	December 31, 2002									December 31, 2001

						Restated								Restated
	As					prior to				As				prior to
	previously	Reserves			Long-term	policy	Exploration	Gas	As	previously	Reserves		Long-term	policy	Exploration	As
	reported	restatement	Inventories	Goodwill	commitments	election	costs	contracts	restated	reported	restatement	Inventories	commitments	election	costs	restated

Fixed assets
Tangible assets	79,390	(467)	–	–	3,070	81,993	(236)	–	81,757	51,370	(293)	–	2,229	53,306	(150)	53,156
Intangible assets	4,696	–	–	(120)	–	4,576	–	–	4,576	939	–	–	–	939	–	939
Investments	20,760	2	325	–	–	21,087	–	–	21,087	21,040	2	312	–	21,354	–	21,354
Other long-term assets	7,299	–	–	–	–	7,299	–	34	7,333	7,716	–	–	–	7,716	–	7,716
Inventories	10,298	–	1,040	–	–	11,338	–	–	11,338	6,341	–	239	–	6,580	–	6,580
Other current assets	30,248	–	–	–	–	30,248	–	69	30,317	24,137	–	–	–	24,137	–	24,137
Current liabilities	55,115	–	–	–	–	55,115	–	86	55,201	33,467	–	–	–	33,467	–	33,467
Long-term liabilities
Long-term debt	6,817	–	–	–	3,070	9,887	–	–	9,887	1,832	–	–	2,229	4,061	–	4,061
Other	6,118	–	–	–	–	6,118	–	56	6,174	4,515	–	–	–	4,515	–	4,515
Provisions
Deferred taxation	12,471	(186)	492	–	–	12,777	(81)	–	12,696	7,146	(117)	203	–	7,232	(59)	7,173
Pensions and decommissioning	8,544	–	–	–	–	8,544	–	–	8,544	4,946	–	–	–	4,946	–	4,946
Minority interests	3,562	(3)	23	–	–	3,582	–	–	3,582	3,477	(10)	9	–	3,476	–	3,476

Net assets	60,064	(276)	850	(120)	–	60,518	(155)	(39)	60,324	56,160	(164)	339	–	56,335	(91)	56,244

G44       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Parent Companies’ interest in Group net assets		$ million

	2002	2001	2000

As previously reported at December 31	60,064	56,160	57,086
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of reserves restatement	(164)	(122)	(46)[a]
Cumulative effect of change in policy for inventories	339	783	513 [a]

Total before elective changes	60,239	56,821	57,553
Cumulative effect of exploration costs change	(91)	(78)	(37)[a]

	60,148	56,743	57,516
Net income for the year
Reserves restatement	(108)	(42)	(80)
Change in policy for inventories	511	(446)	269
Goodwill change	(120)	–	–

Total before elective changes	60,431	56,255	57,705
Exploration costs change	(61)	(14)	(42)
Gas contracts change	(39)	–	–

	60,331	56,241	57,663

Currency translation differences for the year	(7)	3	6

As restated at December 31	60,324	56,244	57,669

a Cumulative effect as at January 1, 2000.

Please refer to the Notes to the Financial Statements prepared in accordance with US GAAP on pages G5 to G40. The following table provides a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets.

Reconciliation between US GAAP and Nether	lands GAAP (as restated) $ million

	Net income			Net assets

	2002	2001	2000	Dec 31, 2002	Dec 31, 2001

In accordance with US GAAP	9,722	10,350	12,866	60,444	56,244
Adjustment for Netherlands GAAP:
Goodwill amortisation	(120)	–	–	(120)	–
Long-term commitments	–	–	–	–	–

In accordance with Netherlands GAAP	9,602	10,350	12,866	60,324	56,244

Where applicable, differences between Netherlands GAAP and US GAAP affecting these Notes are disclosed below.

The above table should be used to understand the differences in the movements in the Group’s net assets found in Note 29 and 35 as the tables are prepared based on US GAAP and Netherlands GAAP respectively.

32 Tangible and intangible fixed assets (as restated)						$ million

					2002	200

			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group

Cost
At January 1	119,771	1,512	902	2,414	122,185	115,624
Capital expenditure	11,755	129	218	347	12,102	9,598
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	20,178	1,743	1,364	3,107	23,285	–
Sales, retirements and other movements	(905)	30	410	440	(465)	(93)
Currency translation differences	9,770	86	64	150	9,920	(2,944)

At December 31	160,569	3,500	2,958	6,458	167,027	122,185

Depreciation
At January 1	66,615	1,147	328	1,475	68,090	65,906
Depreciation, depletion and amortisation charge	8,416	133	192	325	8,741	6,201
Sales, retirements and other movements	(1,539)	(27)	42	15	(1,524)	(2,295)
Currency translation differences	5,320	43	24	67	5,387	(1,722)

At December 31	78,812	1,296	586	1,882	80,694	68,090

Net 2002	81,757	2,204	2,372	4,576	86,333

2001	53,156	365	574	939		54,095

Royal Dutch/Shell Group of Companies       G45

20-F/A (Amendment No. 1) 2002

There is an increase in depreciation, depletion and amortisation for intangible fixed assets recorded in cost of sales in 2002 of $120 million (2001: $ nil), with a cumulative impact of $120 million at December 31, 2002, compared with Note 10 prepared under US GAAP. This relates to the amortisation of goodwill under Netherlands GAAP. The increase in the cost of tangible fixed assets at December 31, 2002 of $3.1 billion (2001: $2.2 billion) compared with Note 10 relates to the different treatment of certain long-term commitments. Goodwill arising on the acquisition of Pennzoil-Quaker State is amortised over forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this amortisation period.

33	Debt
The increase in debt at December 31, 2002 of $3.1 billion (2001: $2.2 billion), compared with Note 15 prepared under US GAAP, relates to the different treatment of certain long-term commitments.

(a)	Long-term debt

		$ million

	2002	2001
	As restated	As restated

Debentures and other loans	5,523	937
Amounts due to banks and other credit institutions	794	667

	6,317	1,604
Capitalised lease obligations	3,570	2,457

Long-term debt	9,887	4,061
add long-term debt due within one year	2,253	1,682

Long-term debt including long-term debt due within one year	12,140	5,743

(b)	Capitalised lease obligations
The future minimum lease payments under capital leases and the present value of net minimum capital lease payments at December 31, 2002 are as follows:

$ million

Capital
leases

2003	939
2004	288
2005	320
2006	323
2007	335
2008 and after	4,195

Total minimum payments	6,400

less executory costs and interest	2,765

Present value of net minimum capital lease payments	3,635

34	Information by geographical area and by industry segment
See Note 24 prepared under US GAAP. The difference under Netherlands GAAP for net income, arises from increased depreciation, depletion and amortisation in 2002 as shown in Note 30 (the majority of which relates to the Oil Products segment). The difference in tangible fixed assets at December 31, 2002 and 2001 and in goodwill at December 31, 2002 is shown in Note 32 and the difference in total liabilities at December 31, 2002 and 2001 is shown in Note 33.

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
G46       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

The division of Group net assets and movements therein, including Group net income, is as follows:

			$ million
			Shell

		Royal	Transport
	Total	Dutch (60%)	(40%)
	As restated	As restated	As restated

At January 1, 2000	56,601	33,961	22,640
Movements during the year 2000:
Group net income	12,866	7,720	5,146
less: distributions to Parent Companies	(8,579)	(5,147)	(3,432)

Undistributed net income	4,287	2,573	1,714
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	(120)	(80)
Other comprehensive income (see Note 5)	(3,019)	(1,813)	(1,206)

At December 31, 2000	57,669	34,601	23,068

Movements during the year 2001;
Group net income	10,350	6,210	4,140
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,187	712	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,244	33,746	22,498

Movements during the year 2002:
Group net income	9,602	5,761	3,841
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,167	2,500	1,667
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,324	36,194	24,130

The above table is based on the Group’s Netherlands GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP (as restated)” table in Note 31 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

Royal Dutch/Shell Group of Companies       G47

20-F/A (Amendment No. 1) 2002

Restatement of previously issued Financial Statements $ million

						Royal			Shell
						Dutch			Transport
						(60%)			(40%)
	Previously		As	Previously		As	Previously		As
	reported	Adjustments	restated	reported	Adjustments	restated	reported	Adjustments	restated

At January 1, 2000	56,171	430	56,601	33,703	258	33,961	22,468	172	22,640
Movements during the year 2000:
Group net income	12,719	147	12,866	7,631	89	7,720	5,088	58	5,146
less: distributions to Parent Companies	(8,579)	–	(8,579)	(5,147)	–	(5,147)	(3,432)	–	(3,432)

Undistributed net income	4,140	147	4,287	2,484	89	2,573	1,656	58	1,714
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	–	(200)	(120)	–	(120)	(80)	–	(80)
Other comprehensive income (see Note 5)	(3,025)	6	(3,019)	(1,815)	2	(1,813)	(1,210)	4	(1,206)

At December 31, 2000	57,086	583	57,669	34,252	349	34,601	22,834	234	23,068

Movements during the year 2001:
Group net income	10,852	(502)	10,350	6,511	(301)	6,210	4,341	(201)	4,140
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(502)	1,187	1,013	(301)	712	676	(201)	475
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (see Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	84	56,244	33,696	50	33,746	22,464	34	22,498

Movements during the year 2002:
Group net income	9,419	183	9,602	5,651	110	5,761	3,768	73	3,841
less distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	183	4,167	2,390	110	2,500	1,594	73	1,667
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	260	60,324	36,038	156	36,194	24,026	104	24,130

Parent Companies’ interest in Group net assets		$ million

	2002	2001	2000
	As restated	As restated	As restated

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	68,302	64,135	62,948
Parent Companies’ shares held, net of dividends received (Note 22)	(2,797)	(1,953)	(1,311)
Cumulative currency translation differences	(3,894)	(6,326)	(4,640)
Unrealised gains/(losses) on:
securities	11	(14)	129
cash flow hedges	(239)	(14)	–
Minimum pension liability adjustments	(1,800)	(325)	(198)

Balance of December 31	60,324	56,244	57,669

The reduction in retained earnings of Group companies at December 31, 2002 of $120 million compared with Note 4 prepared in accordance with US GAAP, relates to the amortisation of goodwill under Netherlands GAAP.

G48       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Royal Dutch/ Shell Group of Companies
Report of Independent Public Accountants

We have audited the Netherlands GAAP Financial Statements appearing on pages G2 to G48 of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000. The preparation of the Financial Statements is the responsibility of management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management in the preparation of the Financial Statements, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects the financial position of the Royal Dutch/ Shell Group of Companies at 31 December 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with the accounting principles generally accepted in the Netherlands.

As discussed in Note 31 (Changes in accounting policies and restatement of comparative data), the Royal Dutch/ Shell Group of Companies has restated comparative data for the three years ended December 31, 2002.

/s/ KPMG Accountants N.V.

-----------------------------------------------------
KPMG Accountants N.V., The Hague
Independent public accountants

/s/ PricewaterhouseCoopers LLP

-----------------------------------------------------
PricewaterhouseCoopers LLP, London
Registered independent public accountants

March 5, 2003, except for Note 31 (Changes in accounting policies and restatement of comparative data), which is as of May 22, 2004.

Royal Dutch/Shell Group of Companies       G49

20-F/A (Amendment No. 1) 2002

Supplementary information – Oil and Gas (unaudited)

Preliminary Note: The information contained in this section constitutes a restatement of the information contained under the same heading in the Original Form 20-F. The restatement is described more fully below under “Recategorisation and restatement of unaudited proved reserves volumes”.

Reserves

Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages G55 through G61. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserves volumes reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

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

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. These estimates remain subject to revision and are unaudited supplementary information.

Recategorisation and restatement of unaudited proved reserves volumes

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the “Reserves Review”). The results of the Reserves Review can be summarised as follows:

1.	following the Reserves Review, 4,474 million barrels of oil equivalent (boe1) previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and finalised herein); and

2.	approximately 400 million boe of proved reserves additions that had been estimated for the year 2003, as announced on February 5, 2004, will not be made (this was also the subject of the announcement on March 18, 2004 as updated on April 19, 2004 and finalised herein).

The tables that follow reflect a restatement of the Group’s unaudited proved reserves volumes for the three years ended December 31, 2002, as well as a restatement of the standardised measure of discounted cash flows (collectively, the Reserves Restatement), in order to give effect to the results of the Reserves Review. In addition, certain volumes identified for recategorisation in the Reserves Review will be reflected as revisions during 2003 and disclosed as such in the Parent Companies’ Annual Report on Form 20-F for 2003. The principal reasons for the Reserves Restatement and the 2003 revisions are discussed later in this section.

The Reserves Restatement also reflects changes in the timing of the initial booking of approximately 930 million boe of certain other proved reserves. These quantities, situated in the West Africa Deep Water province and Australia (North West Shelf) were compliant with proved reserves definitions as at December 31, 2002, but the Reserves Review has indicated that the original bookings in 2000 and prior years were made in advance of a sufficient investment commitment and/or assurance of market availability to support the booking. These changes bring the timing of these proved reserves additions into line with commitments to investment and/or contractual product sales, most of which were made in the period 1999 to 2002. Accordingly, these quantities do not change the total reduction in proved reserves as at December 31, 2002, because they qualified as proved reserves at that date, although they do affect the trend of reserves bookings over the three-year period and affect calculation of the reserves replacement ratio.

The Group has determined that during the periods prior to the Reserves Restatement, its reserves bookings were not fully consistent with the definition of “proved reserves” as set forth in Rule 4-10 of Regulation S-X under the U.S. Securities Exchange Act of 1934 (Rule 4-10), and the interpretations of that Rule by the staff of the Division of Corporation Finance of the SEC. In particular, the

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.
G50       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Group has determined that its prior guidelines contained interpretations and allowed for reserve determinations that were not consistent with Rule 4-10 and SEC staff interpretations of Rule 4-10. The principal areas of variation are listed below.

•	Investment Commitment. Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was found subsequently not to be a sufficient level of investment commitment to conclude that there was “reasonable certainty” of recovery of those volumes in future years under existing economic and operating conditions (as defined in SEC staff interpretations of Rule 4-10). Under prior Group guidelines, proved reserves were booked in some cases upon progress with development planning. However, this did not in all cases meet the requirement under Rule 4-10 to demonstrate specific commitment to development actions. Examples include properties in Nigeria (various fields), Norway (Ormen Lange field) and New Zealand (Pohokura field). This factor was also a consideration in Australia (Gorgon field).

•	Market Assurance. Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was insufficient evidence of future market demand at the date of booking to conclude that there was “reasonable certainty” that it would be economic to recover those volumes under conditions existing at the date of booking. The primary example of this category was Australia (Gorgon field and other North West Shelf properties), but it was also a factor in determining reserves restatements for other properties that rely on the long-term extension or renewal of existing sales contracts.

•	Governmental or Regulatory Approval. Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which governmental or regulatory approvals were not sufficiently assured for there to be “reasonable certainty” of the recovery of those volumes in future years. The main examples of such properties are in Kazakhstan (Kashagan field), Ireland (Corrib field), Italy (Tempa Rossa field) and the Netherlands (Waddenzee fields).

•	Field Performance and Project Delivery. Volumes of hydrocarbons were booked and maintained as proved reserves with respect to certain development projects in producing fields notwithstanding a deferment in project execution or a decline in actual production volumes and forecasts when these indications should have suggested that there was no longer “reasonable certainty” that the originally estimated volumes would be recovered in the future. These issues arose mainly in fields in the Middle East and Nigeria.

•	Year-End Pricing. Volume entitlements under Production Sharing Contracts, and other agreements for which reserves are estimated using the “economic entitlement” method, were determined using the prices that were used internally by the Group for screening investment decisions and for business planning, rather than the year-end price as required under Rule 4-10. When applying year-end prices to such reserves estimates, the resulting reserves figure is usually inversely related to product price, such that at times of high price there will be a lower reserves entitlement than at times of low price, all other factors being equal. Several properties in the Group’s portfolio are affected in this manner.

•	Technical Definition. Volumes of hydrocarbons were booked as proved reserves with respect to some projects prior to the development of sufficient data to meet certain technical requirements established by the SEC staff in interpreting the definition of “reasonable certainty” in Rule 4-10. The primary examples are:

•	Lowest Known Hydrocarbon. In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (i.e., the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible in prior years generally on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. This volume was estimated to be 172 million boe at the end of 2003 and will be accounted for as a revision during the year 2003. It has not been included in the Reserves Restatement for prior years.

•	Proved Area: Lateral Extent. In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. This volume was estimated to be 180 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years. The 2003 reserve volume additions as announced on February 5, 2004 were also reduced by approximately 180 million boe as a result of these issues.

•	Improved Recovery. In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of sufficient proof, in accordance with SEC guidance, of “reasonable certainty” that the processes would be effective in the specific reservoirs concerned. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years.

•	Forecasting Methodology. In some cases, volumes booked on the basis of sophisticated computer modeling were not sufficiently supported by actual reservoir performance to satisfy the requirement of “reasonable certainty” in the

Royal Dutch/Shell Group of Companies       G51

20-F/A (Amendment No. 1) 2002

estimation of proved reserves. This volume was estimated to be 160 million boe at the end of 2003 and substantially all will be accounted for through the revisions occurring during the year 2003.

•	Economic Producibility. In some cases, proved reserves may have been assigned to reservoirs in the absence of information from a combination of electrical and other type logs and core analyses sufficient to indicate the reservoirs were analogous to similar reservoirs in the same field which were producing or had demonstrated the ability to produce on a formation test. However, there were no material instances of reserves that have been de-booked solely for this reason.

•	Royalty. For the years ended 1999 to 2002, proved reserves and production had been registered with respect to royalties paid in cash on properties in Canada. These have now been removed from proved reserves, resulting in a reduction in proved reserves at December 31, 2002 of 89 million boe and a reduction in production reported for the year 2002 of 14 million boe.

Effect of Reserves Restatement.

The tables that follow show restated amounts of proved reserves and a restated calculation of the standardised measure of discounted future net cash flows. The allocation to particular years of quantities to be removed from the proved reserves category for some of the mature producing areas has involved the use of estimates as to timing, owing to the practical difficulties in associating particular volumes with particular projects at specific times in the past. Effect has been given to the Reserves Restatement through the removal of proved reserves either in the year in which those reserves were originally booked or the year during which those reserves no longer constituted proved reserves under the SEC rules, as applicable. The table on page G55 presents a statement of proved reserves (or standardised measure) as originally reported, the cumulative effect of the Reserves Restatement on the opening reserves or standardised measure balances for each year concerned, the effect of the Reserves Restatement on movements during each year and the restated closing balance.

All tables have been reformatted compared with previous years’ disclosures to provide further geographical detail. The “Europe” and “USA” groupings remain unchanged in terms of the definition of constituent countries, as does the “Western Hemisphere, Other” region. The previously reported “Eastern Hemisphere, Other” region has been divided into three new geographical groupings: “Africa”, “Asia-Pacific” and “Middle East, Russia and Commonwealth of Independent States (CIS)”, the latter also being referred to as the “Middle East” region below for convenience. Egypt is included in the “Middle East” region, as are Sakhalin and states bordering the Caspian Sea. The revised geographical grouping is aligned with the division of the Group’s Exploration and Production business into regional directorates for internal management purposes.

The cumulative effect of the Reserves Restatement on unaudited proved reserves volumes and the standardised measure for each of the years covered by this Amendment No. 1 is summarised as follows:

Year Ended December 31, 2002.

At December 31, 2002 (and January 1, 2003), the aggregated effect on unaudited proved reserves volumes of the Reserves Restatement was 4,474 million boe, comprising 2,795 million barrels of crude oil and natural gas liquids and 9,736 thousand million standard cubic feet of gas. This amounts to 23% of the total proved reserves originally stated at that date (19,346 million boe). Of the total unaudited proved reserves volumes restated, 89% (3,992 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 12% of the total had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 36% of the restated volume at that date, the Gorgon field and other properties in Australia accounted for 17% and the effect of applying year-end pricing accounted for 7% of the total. Additional adjustments include properties in Kazakhstan (8%), the rest of the Middle East region (9%), the rest of the Asia-Pacific region (10%) and in Europe (9%). Please refer to the narrative above for explanation of the principal reasons for the Reserves Restatement. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserves volumes that was accounted for as proved developed reserves at that date increased from 46%, as originally stated, to 56%.

The Reserves Restatement gave rise to an estimated reduction of $5,340 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,308 million for associated companies. Together, these effects equate to approximately 9% of the total standardised measure that was originally stated at that date. This effect is disproportionately low compared with the effect on proved reserves (23%) primarily due to the fact that many of the volumes affected are located in relatively low margin operating areas and that the majority are undeveloped (the cost of development for these reserves tends to suppress the standardised measure of these volumes, as compared to the standardised measure for volumes that have already been developed). The reduction of the net present value disclosed by the standardised measure includes an offset due to the correction of an error in the original statement that was discovered during compilation of the restated figures. The error related to the application of an incorrect net margin accruing to production on a fixed margin contract and resulted in an understatement of

G52       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

approximately 1% of the standardised measure value originally reported for the year 2002. The percentage effect is even less in the other years.

Year Ended December 31, 2001.

At December 31, 2001 (and January 1, 2002), the aggregated effect on unaudited proved reserves volumes of the Reserves Restatement was 4,531 million boe, comprising 2,643 million barrels of crude oil and natural gas liquids and 10,951 thousand million standard cubic feet of gas. This amounts to 24% of the total unaudited proved reserves volumes originally stated at that date (19,095 million boe). Of the unaudited proved reserves volumes restated, 86% (3,912 million boe) was attributable to Group companies and the remainder were attributable to associated companies. 9% of the total had been in the proved developed reserves category and 91% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 42% of the restated volume at that date, Australia accounted for 22% of the total and the effect of applying year-end pricing accounted for a further 4% of the total. Additional adjustments include properties elsewhere in the Asia-Pacific region (12%) and the Middle East region (10%). After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserves volumes that was accounted for as proved developed reserves at December 31, 2001 increased from 46%, as originally stated, to 57%.

The Reserves Restatement gave rise to an estimated reduction of $5,464 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,005 million reduction for associated companies. Together, these effects equate to approximately 13% of the total standardised measure that was originally stated at that date.

Year Ended December 31, 2000.

At December 31, 2000 (and January 1, 2001), the aggregated effect on unaudited proved reserves volumes of the Reserves Restatement was 4,844 million boe, comprising 2,844 million barrels of crude oil and natural gas liquids and 11,598 thousand million standard cubic feet of gas. This amounts to 25% of the total unaudited proved reserves volumes originally stated at that date (19,455 million boe). Of the total aggregated effect, 88% (4,277 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 10% of the total had been in the proved developed reserves category and 90% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 41% of the restated volume at that date, Australia accounted for 22% and the effect of applying year-end pricing accounted for a further 10% of the total. Additional adjustments included properties in the Middle East region (9%) and the rest of the Asia-Pacific region (10%). After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserves volumes that was accounted for as proved developed reserves at December 31, 2000 increased from 46%, as originally stated, to 58%.

The Reserves Restatement gave rise to an estimated reduction of $6,083 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,153 million for associated companies. Together, these effects equate to approximately 10% of the total standardised measure that was originally stated at that date.

Year Ended December 31, 1999.

At December 31, 1999 (and January 1, 2000), the aggregated effect on unaudited proved reserves volumes of the Reserves Restatement was 4,582 million boe, comprising 2,408 million barrels of crude oil and natural gas liquids and 12,608 thousand million standard cubic feet of gas. This amounts to 23% of the total unaudited proved reserves volumes originally stated at that date (19,868 million boe). Of the total aggregated effect, 87% (4,006 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 16% of the total had been in the proved developed reserves category and 84% had been categorised as proved undeveloped reserves. Various properties in Nigeria accounted for 45% of the restated volume at that date, Australia accounted for 25% and the effect of applying year-end pricing accounted for a further 12% of the total. Various other properties in the rest of the Asia Pacific region contributed a further 9%. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserves volumes that was accounted for as proved developed reserves at December 31, 1999 increased from 49%, as originally stated, to 58%.

The Reserves Restatement gave rise to an estimated reduction of $5,813 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,200 million for associated companies. Together, these effects equate to approximately 11% of the total standardised measure that was originally stated at that date.

Years prior to 1999

In certain cases, the affected unaudited proved reserves volumes have been removed from the proved category in years prior to 1999. Although not tabulated in detail in this Amendment No. 1, a summary of the estimated effects on prior years is as follows:

At December 31, 1998 (and January 1, 1999), the aggregate effect on unaudited proved reserves volumes of the Reserves Restatement was 3,777 million boe, comprising 2,176 million barrels of crude oil and natural gas liquids and 9,285 thousand million standard cubic feet of gas. This amounts to 18% of the total unaudited proved reserves volumes

Royal Dutch/Shell Group of Companies       G53

20-F/A (Amendment No. 1) 2002

originally stated at that date (20,455 million boe). Of the total aggregated effect, 84% (3,167 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 13% of the total had been in the proved developed reserves category and 87% had been categorised as proved undeveloped reserves. Various properties in Nigeria and Australia together accounted for 90% of the restated volume at that date.

At December 31, 1997 (January 1, 1998), the aggregate effect on unaudited proved reserves volumes of the Reserves Restatement was 3,132 million boe, comprising 1,646 million barrels of crude oil and natural gas liquids and 8,619 thousand million standard cubic feet of gas. This amounts to 16% of the total unaudited proved reserves volumes originally stated at that date (19,359 million boe). Of the total aggregated effect, 81% (2,553 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 4% of the total had been in the proved developed reserves category and 96% had been categorised as proved undeveloped reserves. Various properties in Nigeria and Australia together accounted for 90% of the restated volume at that date.

Reserves Replacement Ratio

For the three years covered by this Amendment No.1 (2000 – 2002), after giving effect to the Reserves Restatement, the proved oil and natural gas reserves replacement ratio (net additions to unaudited proved reserves volumes as a percentage of production) for the three years is 90% (99% for oil, including natural gas liquids, and 77% for gas). This figure is similar to that originally stated (88%), due mainly to the offset of negative restatements by the changes in the timing of reserves bookings originally booked in earlier years.

The five-year (1998 – 2002) reserves replacement ratio is 80% (83% for oil, including natural gas liquids, and 75% for gas). This compares with a figure of 100% as originally stated.

These figures include both Group and associated companies, they include minority interests in Group companies and they include the effects of acquisitions and divestment. They exclude any contribution from oil sands projects, which do not qualify as oil and gas producing activities.

Certain Canadian Reserves

Subsequent to the completion of the Reserves Restatement, the Group has determined that approximately 92 million boe of natural gas and natural gas liquids associated with the Sable Offshore Energy Project, in which Shell Canada Limited participates, did not qualify as proved reserves at the date of their original 1997 booking. This volume is less than 0.8% of total oil and gas proved reserves for any year since 1997.
G54       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Restatement of previously reported Supplementary information — Oil and Gas

	million barrels								thousand million standard cubic feet[a]								$ million

	Reserves								Reserves
	Crude oil and natural gas liquids								Natural gas

																	Standardised measure
	Proved developed and				Proved developed				Proved developed and				Proved developed				of discounted future
	undeveloped reserves				reserves				undeveloped reserves				reserves				cash flows

	2002	2001	2000		2002	2001	2000		2002	2001	2000		2002	2001	2000		2002	2001	2000

Group companies
As previously reported at December 31	9,026	8,544	8,670		3,959	3,734	3,812		48,240	50,613	50,842		22,530	23,938	24,189		65,702	45,878	63,041
Effect of the adjustment
Amounts at beginning of year	(2,437)	(2,658)	(2,246	) [b]	(202)	(255)	(278	) [b]	(8,554)	(9,389)	(10,209	) [b]	(1,088)	(1,299)	(2,529	) [b]	(5,464)	(6,083)	(5,813	) [b]
Movements during the year	(184)	221	(412)		(73)	53	23		604	835	820		(80)	211	1,230		124	619	(270)

	(2,621)	(2,437)	(2,658)		(275)	(202)	(255)		(7,950)	(8,554)	(9,389)		(1,168)	(1,088)	(1,299)		(5,340)	(5,464)	(6,083)

As restated at December 31	6,405	6,107	6,012		3,684	3,532	3,557		40,290	42,059	41,453		21,362	22,850	22,890		60,362	40,414	56,958

Group share of associated companies
As previously reported at December 31	1,107	925	1,081		667	598	657		5,198	5,216	5,441		2,072	1,806	1,854		7,070	3,888	6,120
Effect of the adjustment
Amounts at beginning of year	(206)	(186)	(162	) [b]	(6)	(6)	(1	) [b]	(2,397)	(2,209)	(2,399	) [b]	(13)	(14)	(14	) [b]	(1,005)	(1,153)	(1,200	) [b]
Movements during the year	32	(20)	(24)		(2)	–	(5)		611	(188)	190		(212)	1	–		(303)	148	47

	(174)	(206)	(186)		(8)	(6)	(6)		(1,786)	(2,397)	(2,209)		(225)	(13)	(14)		(1,308)	(1,005)	(1,153)

As restated at December 31	933	719	895		659	592	651		3,412	2,819	3,232		1,847	1,793	1,840		5,762	2,883	4,967

Geographical analysis of the effect of the adjustment
Group companies
Europe	(147)	(27)	(21)		(2)	(2)	–		(1,570)	(1,195)	(1,079)		(44)	(44)	(7)		(1,493)	(869)	(1,231)
Africa[c]	(1,409)	(1,745)	(1,828)		(235)	(141)	(147)		(1,259)	(1,478)	(1,352)		(528)	(376)	(93)		(1,146)	(3,103)	(3,030)
Asia Pacific[d]	(101)	(116)	(108)		(20)	(29)	(19)		(4,197)	(5,159)	(5,555)		(15)	(128)	(144)		(1,066)	(909)	(1,337)
Middle East, Russia, CIS[e]	(854)	(494)	(621)		15	(10)	(61)		(499)	(289)	(907)		(254)	(184)	(688)		(1,392)	(531)	(603)
USA	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
Other Western Hemisphere	(110)	(55)	(80)		(33)	(20)	(28)		(425)	(433)	(496)		(327)	(356)	(367)		(243)	(52)	118

Total	(2,621)	(2,437)	(2,658)		(275)	(202)	(255)		(7,950)	(8,554)	(9,389)		(1,168)	(1,088)	(1,299)		(5,340)	(5,464)	(6,083)

Group share of associated companies
Europe	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
Africa[c]	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
Asia Pacific[d]	(174)	(205)	(191)		(8)	(6)	(6)		(1,786)	(2,397)	(2,209)		(225)	(13)	(14)		(1,308)	(1,005)	(1,137)
Middle East, Russia, CIS[e]	–	(1)	5		–	–	–		–	–	–		–	–	–		–	–	(16)
USA	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
Other Western Hemisphere	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–

Total	(174)	(206)	(186)		(8)	(6)	(6)		(1,786)	(2,397)	(2,209)		(225)	(13)	(14)		(1,308)	(1,005)	(1,153)

a	These quantities have not been adjusted to standard heat content.

b	Cumulative effect of Reserves Restatement as at January 1, 2000.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch/Shell Group of Companies       G55

20-F/A (Amendment No. 1) 2002

Crude oil and natural gas liquids (Restated)

Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed reserves and undeveloped reserves[a]	million barrels

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1 (restated)	1,078	1,671	445	1,717	675	521	6,107
Revisions and reclassifications	98	69	(25)	(26)	77	(34)	159
Improved recovery	(15)	–	6	45	51	–	117
Extensions and discoveries	1	209	–	–	33	–	243
Purchases of minerals in place	551	–	–	–	7	93	651
Sales of minerals in place	(1)	(19)	(19)	(62)	(3)	–	(104)
Production	(254)	(102)	(69)	(190)	(120)	(33)	(768)

At December 31	1,488	1,828	338	1,484	720	547	6,405

Group share of associated companies
At January 1 (restated)	1	–	362	–	356	–	719
Revisions and reclassifications	1	–	78	–	65	–	144
Improved recovery	–	–	4	–	–	–	4
Extensions and discoveries	–	–	6	–	33	–	39
Purchases of minerals in place	–	–	–	121	–	–	121
Sales of minerals in place	–	–	–	(1)	–	–	(1)
Production	–	–	(50)	(2)	(41)	–	(93)

At December 31	2	–	400	118	413	–	933

Total	1,490	1,828	738	1,602	1,133	547	7,338

Minority interests’ share of proved reserves of Group companies

At December 31	–	26	1	126	–	64	217

Proved developed reserves	million barrels

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1 (restated)	785	724	249	1,122	429	223	3,532
At December 31	1,127	738	199	1,056	373	191	3,684
Group share of associated companies
At January 1 (restated)	1	–	261	–	330	–	592
At December 31	1	–	278	15	365	–	659

Oil sands[e]	million barrels

Group companies
At January 1						600	600
Extensions and discoveries						–	–
Production						–	–

At December 31						600	600

Minority interests’ share of oil sands

At December 31						134	134

a	As applicable, amounts for the periods reported have been restated. A summary of the changes is shown on page G55.
b	Excludes Egypt.
c	Excludes Sakhalin.
d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.
e	Petroleum reserves from operations that do not qualify as oil and gas producing activities, in this case our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for conventional oil and gas reserves, which is found on page G60. The volumes quoted are “gross”, i.e. including royalties. Calculation of royalties depends on price, production rates, capital costs and operating costs over the life of the Athabasca Oil Sands Project. At 2002 year-end pricing, net volumes would be approximately 85% of gross volumes.

G56       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

	million barrels						million barrels

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

1,152	1,711	436	1,572	611	530	6,012	1,308	1,685	454	1,846	578	392	6,263
41	51	(7)	302	31	39	457	82	150	38	(104)	15	86	267
67	1	12	19	–	–	99	45	1	19	20	–	86	171
17	28	5	–	139	1	190	12	1	17	–	126	1	157
–	–	69	–	3	–	72	–	–	–	–	–	–	–
–	–	–	–	(1)	(14)	(15)	(71)	(5)	(26)	(13)	(6)	–	(121)
(199)	(120)	(70)	(176)	(108)	(35)	(708)	(224)	(121)	(66)	(177)	(102)	(35)	(725)

1,078	1,671	445	1,717	675	521	6,107	1,152	1,711	436	1,572	611	530	6,012

1	–	353	100	441	–	895	1	–	286	–	817	–	1,104
–	–	41	(92)	(35)	–	(86)	–	–	60	53	(26)	–	87
–	–	13	–	1	–	14	–	–	17	–	2	–	19
–	–	4	–	–	–	4	–	–	39	–	1	–	40
–	–	–	–	–	–	–	–	–	–	62	–	–	62
–	–	–	–	(9)	–	(9)	–	–	–	(12)	(302)	–	(314)
–	–	(49)	(8)	(42)	–	(99)	–	–	(49)	(3)	(51)	–	(103)

1	–	362	–	356	–	719	1	–	353	100	441	–	895

1,079	1,671	807	1,717	1,031	521	6,826	1,153	1,711	789	1,672	1,052	530	6,907

–	31	1	116	–	69	217	–	36	–	11	–	71	118

	million barrels						million barrels

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

872	740	214	1,151	351	229	3,557	916	711	251	1,297	340	242	3,757
785	724	249	1,122	429	223	3,532	872	740	214	1,151	351	229	3,557
1	–	249	37	364	–	651	1	–	212	–	638	–	851
1	–	261	–	330	–	592	1	–	249	37	364	–	651

million barrels							million barrels

					600	600						600	600
					–	–						–	–
					–	–						–	–

					600	600						600	600

					133	133						133	133

Royal Dutch/Shell Group of Companies       G57

20-F/A (Amendment No. 1) 2002

Natural gas (Restated)

Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below. The volumes set out below have not been adjusted to standard heat content, which means that volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (e.g., with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. As such, the realised price reflects the quality of the gas, both in terms of inert components which reduce gas quality and hydrocarbon components with high molecular weights which enrich the quality of the gas.

Proved developed and undeveloped reserves[a]	thousand million standard cubic feet[b]

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1 (restated)	22,527	1,921	9,456	1,777	3,694	2,684	42,059
Revisions and reclassifications	3	12	152	(282)	162	(110)	(63)
Improved recovery	75	–	150	–	20	–	245
Extensions and discoveries	29	–	1	–	411	9	450
Purchases of minerals in place	748	–	–	–	208	27	983
Sales of minerals in place	(5)	–	(212)	–	(10)	–	(227)
Production	(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)

At December 31	22,046	1,844	8,994	1,118	3,874	2,414	40,290

Group share of associated companies
At January 1 (restated)	48	–	2,756	–	15	–	2,819
Revisions and reclassifications	1	–	790	–	7	–	798
Improved recovery	–	–	8	–	–	–	8
Extensions and discoveries	3	–	15	–	1	–	19
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(8)	–	(222)	–	(2)	–	(232)

At December 31	44	–	3,347	–	21	–	3,412

Total	22,090	1,844	12,341	1,118	3,895	2,414	43,702

Minority Interests’ share of proved reserves of Group companies

At December 31	–	–	66	59	–	403	528

Proved developed reserves	thousand million standard cubic feet[b]

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1 (restated)	12,322	1,109	3,966	1,097	2,363	1,993	22,850
At December 31	12,061	1,181	3,775	574	2,316	1,455	21,362
Group share of associated companies
At January 1 (restated)	41	–	1,741	–	11	–	1,793
At December 31	38	–	1,792	–	17	–	1,847

a	As applicable, amounts for the periods reported have been restated. A summary of the changes is shown in the table on page G55.

b	These quantities have not been adjusted to standard heat content.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G58       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

	thousand million standard cubic feet[b]						thousand million standard cubic feet[b]

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

22,722	1,925	8,339	2,054	3,403	3,010	41,453	23,948	1,903	9,235	1,072	3,400	3,080	42,638
890	(45)	260	(73)	141	(257)	916	11	87	(606)	1,196	(39)	116	765
38	–	266	–	–	–	304	105	–	201	14	–	–	320
214	121	8	95	385	132	955	56	–	15	–	656	28	755
–	–	1,095	–	355	9	1,459	–	–	5	–	50	–	55
–	–	–	–	(9)	(8)	(17)	(117)	–	(139)	–	(78)	(27)	(361)
(1,337)	(80)	(512)	(299)	(581)	(202)	(3,011)	(1,281)	(65)	(372)	(228)	(586)	(187)	(2,719)

22,527	1,921	9,456	1,777	3,694	2,684	42,059	22,722	1,925	8,339	2,054	3,403	3,010	41,453

56	–	3,090	–	86	–	3,232	52	–	2,648	–	595	–	3,295
(4)	–	57	–	(29)	–	24	6	–	536	–	(209)	–	333
–	–	17	–	–	–	17	–	–	–	–	2	–	2
3	–	2	–	–	–	5	4	–	147	–	5	–	156
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	(181)	–	(40)	–	(221)	–	–	(19)	–	(292)	–	(311)
(7)	–	(229)	–	(2)	–	(238)	(6)	–	(222)	–	(15)	–	(243)

48	–	2,756	–	15	–	2,819	56	–	3,090	–	86	–	3,232

22,575	1,921	12,212	1,777	3,709	2,684	44,878	22,778	1,925	11,429	2,054	3,489	3,010	44,685

–	–	83	153	–	458	694	–	–	–	177	–	549	726

	thousand million standard cubic feet[b]						thousand million standard cubic feet[b]

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

12,979	1,109	2,898	1,382	2,347	2,175	22,890	13,650	802	2,724	569	2,714	2,362	22,821
12,322	1,109	3,966	1,097	2,363	1,993	22,850	12,979	1,109	2,898	1,382	2,347	2,175	22,890
53	–	1,721	–	66	–	1,840	51	–	1,714	–	453	–	2,218
41	–	1,741	–	11	–	1,793	53	–	1,721	–	66	–	1,840

Royal Dutch/Shell Group of Companies       G59

20-F/A (Amendment No. 1) 2002

Standardised measure of discounted future cash flows (Restated)

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on pricesb and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

The standardised measure for the Middle East, Russia, CIS geographical grouping includes a negative contribution of US$2,238 million from the Group’s Sakhalin properties (Russia). This also accounts for the negative contribution of minority interests to the standardised measure for that geographical grouping and for Group Companies as a whole. The standardised measure for Sakhalin is negative due to the inclusion of the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. Meanwhile, revenues are registered only in relation to the currently estimated proved reserves. Proved gas reserves are constrained to those volumes that are related to firm sales commitments. Consequently the currently stated proved reserves are only a small fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based.

							$ million

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East,
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies[a]
Future cash inflows	103,061	46,571	25,791	37,606	32,702	18,854	264,585
Future production costs	19,388	6,523	3,946	5,286	4,858	4,117	44,118
Future development costs	4,783	6,776	2,518	2,887	3,201	1,628	21,793
Future tax expenses	33,827	20,395	5,330	18,389	9,158	3,870	90,969

Future net cashflows	45,063	12,877	13,997	11,044	15,485	9,239	107,705
Effect of discounting	20,734	5,535	7,039	4,165	5,479	4,391	47,343

Standardised measure of discounted future cash flows	24,329	7,342	6,958	6,879	10,006	4,848	60,362

Group share of associated companies							5,762

Minority interests	–	136	26	753	–	466	1,381

Change in standardised measure of discounted future cash flows[a]	$ million

	2002	2001	2000

At January 1 (Restated)	40,414	56,958	48,986
Net changes in prices and production costs	36,717	(28,132)	17,981
Extensions, discoveries and improved recovery	5,356	3,280	5,069
Purchases/(sales) of minerals in place	8,284	1,932	(711)
Revisions of previous reserve estimates	419	2,984	2,848
Development cost related to future production	(5,931)	(4,713)	(2,087)
Sales and transfer of oil and gas, net of production costs	(20,387)	(20,173)	(21,225)
Development cost incurred during the year	6,673	5,287	3,213
Accretion of discount	6,406	8,927	7,762
Net change in income tax	(17,589)	14,064	(4,878)

At December 31	60,362	40,414	56,958

a	As applicable amounts for the periods reported have been restated. A summary of the changes is shown in the table on page G55.

b	The weighted average year-end oil price in 2002 was $24.74/bbl ($16.58/bbl and $20.43/bbl in 2001 and 2000 respectively) and the weighted average year-end gas price in 2002 was $3.67 per million Btu ($2.96 and $3.98 per million Btu in 2001 and 2000 respectively).

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G60       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

	$ million						$ million

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

76,299	26,986	22,577	34,375	18,982	11,796	191,015	89,290	33,583	23,613	32,395	37,434	22,652	238,967
14,059	5,087	4,737	5,143	4,021	3,990	37,037	15,655	4,970	4,681	2,784	3,090	4,342	35,522
3,466	6,155	2,884	4,017	2,352	1,385	20,259	2,233	6,885	2,771	3,821	2,320	1,430	19,460
26,002	8,644	4,293	15,651	4,543	1,648	60,781	31,139	13,452	5,106	16,250	12,020	6,324	84,291

32,772	7,100	10,663	9,564	8,066	4,773	72,938	40,263	8,276	11,055	9,540	20,004	10,556	99,694
16,027	3,309	5,130	3,484	2,648	1,926	32,524	18,545	4,160	5,503	3,269	6,828	4,431	42,736

16,745	3,791	5,533	6,080	5,418	2,847	40,414	21,718	4,116	5,552	6,271	13,176	6,125	56,958

						2,883							4,967

–	94	15	557	–	307	973	–	164	–	196	–	895	1,255

Royal Dutch/Shell Group of Companies       G61

20-F/A (Amendment No. 1) 2002

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

G62       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Debt securities held for purposes other than trading

The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31, 2002 and 2001 respectively, at estimated fair value, by year of maturity.

2002							$ million

						2008
	2003	2004	2005	2006	2007	and after	Total

Fixed rate US dollar debt securities	4	41	62	8	100	108	323
average interest rate	0.9%	7.6%	5.7%	7.0%	7.2%	6.7%
Variable rate US dollar debt securities	9	–	–	–	–	–	9
average interest rate	1.4%	–	–	–	–	–
Fixed rate euro debt securities	–	21	–	66	38	166	291
average interest rate	–	5.8%	–	6.5%	5.3%	5.5%
Fixed rate UK pound debt securities	–	–	16	–	4	18	38
average interest rate	–	–	8.5%	–	8.0%	6.3%
Fixed rate Canadian dollar debt securities	15	4	–	–	–	15	34
average interest rate	6.5%	9.0%	–	–	–	9.6%
Fixed rate Swedish krone debt securities	–	2	–	–	–	5	7
average interest rate	–	5.0%	–	–	–	6.8%
Other fixed rate debt securities	4	–	–	–	–	–	4
average interest rate	37.1%	–	–	–	–	–
Other variable rate debt securities	28	–	–	–	–	–	28
average interest rate	9.6%	–	–	–	–	–

Total	60	68	78	74	142	312	734

2001							$ million

						2007
	2002	2003	2004	2005	2006	and after	Total

Fixed rate US dollar debt securities	25	32	32	25	23	173	310
average interest rate	7.2%	5.0%	5.0%	7.2%	6.3%	6.3%
Fixed rate euro debt securities	–	29	25	–	37	146	237
average interest rate	–	6.3%	6.3%	–	5.7%	5.4%
Fixed rate UK pound debt securities	7	–	–	7	–	18	32
average interest rate	6.9%	–	–	7.6%	–	6.2%
Fixed rate Canadian dollar debt securities	–	–	10	–	–	8	18
average interest rate	–	–	8.0%	–	–	6.9%
Other fixed rate debt securities	6	–	3	–	5	4	18
average interest rate	8.3%	–	4.9%	–	7.2%	5.8%
Variable rate debt securities	31	–	–	–	–	–	31
average interest rate	10.6%	–	–	–	–	–

Total	69	61	70	32	65	349	646

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
Royal Dutch/Shell Group of Companies       G63

20-F/A (Amendment No. 1) 2002

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

Other variable rate debt expected to mature in 2003 includes $609 million of Canadian dollar debt (with an average interest rate of 1.4%).

2001							$ million

	2002		2004	2005	2006	2007	Total
		2003				and after

Fixed rate US dollar debt	972	569	55	46	36	11	1,689
average interest rate	5.9%	5.4%	4.7%	4.7%	4.7%	4.6%
Variable rate US dollar debt	2,164	98	26	25	131	280	2,724
average interest rate	5.0%	3.7%	4.8%	4.5%	4.7%	5.1%
Fixed rate European currency debt	73	188	–	1	1	7	270
average interest rate	4.4%	2.8%	–	5.4%	3.0%	4.7%
Variable rate European currency debt	68	–	–	–	–	–	68
average interest rate	7.8%	–	–	–	–	–
Other fixed rate debt	79	2	–	10	–	42	133
average interest rate	13.9%	5.9%	–	0.8%	–	7.8%
Other variable rate debt	624	48	13	7	6	2	700
average interest rate	13.7%	7.9%	11.8%	13.2%	12.8%	9.5%

Total	3,980	905	94	89	174	342	5,584

G64       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

2001						$ million

		2002	2003	2007	Total contract/	Estimated
				and after	notional amount	fair value

US dollar
Fixed to Variable:	contract/notional amount	826	500	59	1,385	41
	average pay rate	4.2%	4.4%	9.6%
	average receive rate	6.0%	5.0%	6.2%
Variable to Fixed:	contract/notional amount	58	288	80	426	(24)
	average pay rate	6.9%	6.0%	5.0%
	average receive rate	5.7%	4.1%	4.3%

Other currencies
Fixed to Variable:	contract/notional amount	94	7	–	101	1
	average pay rate	3.0%	5.4%	–
	average receive rate	3.7%	7.0%	–
Variable to Fixed:	contract/notional amount	41	9	–	50	–
	average pay rate	9.8%	12.8%	–
	average receive rate	9.1%	9.0%	–

Total		1,019	804	139	1,962	18

Royal Dutch/Shell Group of Companies       G65

20-F/A (Amendment No. 1) 2002

Foreign exchange contracts

The following two tables give details of forward exchange contracts held by Group companies at December 31, 2002 and 2001 respectively. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2002 (all contracts mature in 2003)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy US dollar/sell UK pound	0.64	7,170	(138)
Buy US dollar/sell euro	1.01	2,320	(118)
Buy euro/sell US dollar	1.03	677	13
Buy Canadian dollar/sell US dollar	0.64	450	(6)
Buy UK pound/sell US dollar	1.55	427	14
Buy US dollar/sell Australian dollar	1.77	392	(1)
Buy Swiss franc/sell US dollar	0.68	283	14
Buy US dollar/sell Norwegian krona	7.06	209	(3)
Buy Singapore dollar/sell US dollar	0.57	180	1
Buy US dollar/sell Danish krona	7.18	159	(2)
Buy US dollar/sell Swedish krona	8.84	154	(1)
Buy US dollar/sell Hong Kong dollar	7.80	131	–
Other contracts		1,005	(2)

Total		13,557	(229)

2001 (all contracts mature in 2002)			$ million

	Average contractual	Contract/notional	Estimated
	exchange rate	amount	fair value

Buy UK pound/sell US dollar	1.44	1,735	2
Buy euro/sell US dollar	0.89	706	1
Buy US dollar/sell Canadian dollar	1.60	411	1
Buy US dollar/sell Swedish krona	10.61	291	(1)
Buy US dollar/sell Philippine peso	52	289	(1)
Buy Australian dollar/sell US dollar	0.51	214	1
Buy US dollar/sell Danish krona	8.38	143	1
Buy US dollar/sell Hong Kong dollar	7.80	143	–
Buy US dollar/sell Japanese yen	124	116	8
Buy US dollar/sell Singapore dollar	1.83	114	(1)
Buy euro/sell Danish krona	7.44	106	–
Other contracts		346	4

Total		4,614	15

G66       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

2002									$ million

	Average	2003	2004	2005	2006	2007	2008 and	Total contract/	Estimated
	contractual						after	notional amount	fair value
	exchange rate

Buy UK pound/sell euro	1.57	–	1,085	–	–	–	–	1,085	1
Buy US dollar/sell Canadian dollar	1.54	326	117	64	59	26	9	601	13
Buy US dollar/sell euro	1.09	–	461	–	–	–	–	461	63
Buy Australian dollar/sell US dollar	0.62	–	289	–	–	–	–	289	3
Buy Canadian dollar/sell US dollar	0.64	210	55	9	–	3	–	277	(2)
Buy US dollar/sell Brazilian real	3.53	65	50	42	4	41	–	202	25
Buy US dollar/sell Swiss franc	1.50	200	–	–	–	–	–	200	30
Other contracts		123	–	27	–	–	–	150	9

Total		924	2,057	142	63	70	9	3,265	142

2001							$ million

	Average	2002	2003	2004	2005	Total contract/	Estimated
	contractual					notional amount	fair value
	exchange rate

Buy US dollar/sell Brazilian real	2.41	108	15	61	50	234	(18)
Buy US dollar/sell Canadian dollar	1.39	109	82	15	5	211	15
Buy US dollar/sell Swiss franc	1.50	–	200	–	–	200	(21)
Buy US dollar/sell Australian dollar	1.52	38	39	–	–	77	23
Buy US dollar/sell Zimbabwe dollar	7.67	–	–	–	23	23	13
Other contracts		120	7	92	–	219	5

Total		375	343	168	78	964	17

In conjunction with natural gas marketing activities, Group companies held put and call options to buy Canadian dollars and sell US dollars at December 31, 2002 each with a contract/ notional amount of $0.1 billion (2001: $0.2 billion) and a total estimated fair value of $(1) million (2001: $(11) million) and expected maturity in 2003 (2002 – 2003).

Royal Dutch/Shell Group of Companies       G67

20-F/A (Amendment No. 1) 2002

Commodity derivatives

The tables on this and the following pages give details of commodity swaps, options and futures contracts held by Group companies at December 31, 2002 and 2001 respectively, by expected year of maturity. Variable prices are linked to indexed or dated commodities.

Commodity swaps held for trading purposes

2002							$ million

						Total contract/	Estimated
	2003	2004	2005	2006	2007	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	1,374	62	–	–	–	1,436	(3)
Volume (million barrels “m bbl”)	55	3	–	–	–
average pay/receive price ($/bbl)	28.8/28.7	22.8/22.8	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	970	148	20	2	–	1,140	70
Volume (m bbl)	49	6	1	*	–
average pay/receive price ($/bbl)	19.9/21.3	23.6/23.7	22.8/23.6	21.8/21.3	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	886	57	22	–	–	965	(90)
Volume (m bbl)	57	4	1	–	–
average pay/receive ($/bbl)	17.3/15.6	15.5/15.6	23.6/23.0	–	–

Oil products swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	287	–	–	–	–	287	(1)
Volume (m bbl)	70	–	–	–	–
average pay/receive ($/bbl)	23.0/19.8	–	–	–	–

(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	613	–	1	–	–	614	41
Volume (m bbl)	76	–	*	–	–
average pay/receive ($/bbl)	8.1/8.6	–	19.1/17.6	–	–

(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	681	–	–	–	–	681	(42)
Volume (m bbl)	88	–	–	–	–
average pay/receive ($/bbl)	8.2/7.7	–	–	–	–

Electricity swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	261	66	36	29	18	410	66
Volume (thousand megawatt hours “MMwh”)	6	2	1	1	**
average pay/receive ($/ Mwh)	47.2/54.4	39.4/49.8	45.2/52.7	50.1/53.5	49.8/52.7

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	320	91	70	54	36	571	(54)
Volume (MMwh)	7	2	1	1	1
average pay/receive ($/ Mwh)	53.5/48.4	54.8/50.0	53.8/50.7	52.9/49.3	53.1/48.9

*	less than one million barrels

**	less than one thousand megawatt hours

G68       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

2002 continued								$ million

						2008 and	Total contract/	Estimated
	2003	2004	2005	2006	2007	after	notional amount	fair value

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	3,803	925	184	87	32	–	5,031	895
Volume (thousand million cubic feet “bcf”)	938	234	48	22	6	–
average pay/receive ($/thousand cf)	4.1/4.8	4.0/4.5	3.8/4.3	3.9/4.5	5.4/5.5	–

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	3,951	803	121	25	4	11	4,915	(831)
Volume (bcf)	967	205	33	7	1	3
average pay/receive ($/thousand cf)	4.8/4.1	4.4/3.9	4.1/3.7	4.0/3.5	4.2/4.3	4.2/4.3

NGL gas basis swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	373	88	46	24	15	4	550	(283)
Volume (m bbl)	1,033	246	114	63	40	18
average pay/receive ($/bbl)	0.36/0.16	0.36/0.18	0.4/0.25	0.38/0.27	0.38/0.27	0.23/0.09

(b) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	344	73	30	15	9	9	480	277
Volume (m bbl)	994	210	79	40	26	27
average pay/receive ($/bbl)	0.16/0.35	0.12/0.35	0.14/0.38	0.17/0.38	0.19/0.35	0.13/0.33

Total							17,080	45

Group companies also held chemical product and natural gas liquid swaps at December 21, 2002 with a contract/notional amount of $166 million (2001: $234 million) and fair value of $5 million (2001: $(3) million) and expected maturity 2003 – 2004 (2002 – 2003).

Commodity swaps held for purposes other than trading

At December 31, 2002 Group companies held crude oil, natural gas and oil product commodity swaps for purposes other than trading with a contract/ notional amount of $57 million (2001: $66 million) and an estimated fair value of $7 million (2001: $(8) million).
Royal Dutch/Shell Group of Companies       G69

20-F/A (Amendment No. 1) 2002

2001								$ million

						2007	Total contract/	Estimated
	2002	2003	2004	2005	2006	and after	notional amount	fair value

Crude oil swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	1,305	–	–	–	–	–	1,305	(4)
volume (million barrels “m bbl”)	64	–	–	–	–	–
average pay/receive price ($ per barrel “$/bbl”)	20.4/20.3	–	–	–	–	–
(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	431	36	–	–	–	–	467	(31)
volume (m bbl)	35	2	–	–	–	–
average pay/receive price ($/bbl)	12.3/11.5	22.0/20.0	–	–	–	–
(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	505	72	–	–	–	–	577	60
volume (m bbl)	36	4	–	–	–	–
average pay/receive price ($/bbl)	12.8/14.3	17.1/19.1	–	–	–	–

Oil products swaps
(a) Variable price to variable price contracts:
contract/notional amount ($ million)	28	38	–	–	–	–	66	–
volume (m bbl)	1	2	–	–	–	–
average pay/receive price ($/bbl)	20.6/20.7	20.9/20.8	–	–	–	–
(b) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	357	9	–	–	–	–	366	(22)
volume (m bbl)	34	3	–	–	–	–
average pay/receive price ($/bbl)	10.5/9.9	3.1/2.3	–	–	–	–
(c) Buy variable price/sell fixed price contracts:
contract/notional amount ($ million)	480	–	–	–	–	–	480	14
volume (m bbl)	42	–	–	–	–	–
average pay/receive price ($/bbl)	11.2/11.5	–	–	–	–	–

Natural gas swaps
(a) Buy fixed price/sell variable price contracts:
contract/notional amount ($ million)	3,547	671	299	140	66	26	4,749	(943)
volume (thousand million cubic feet “bcf”)	1,454	376	182	94	50	40
average pay/receive price ($/thousand cf)	2.8/2.4	3.2/1.8	3.1/1.7	3.1/1.5	2.9/1.3	2.6/0.7
(b) Buy variable/sell fixed price contracts:
contract/notional amount ($ million)	3,743	746	248	70	58	72	4,937	1,099
volume (bcf)	1,467	374	161	76	59	79
average pay/receive price ($/thousand cf)	2.4/3.5	2.0/3.5	1.5/3.5	0.9/3.3	1.0/3.1	0.9/2.9

Total							12,947	173

G70       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Commodity options held for trading purposes

2002					$ million

				Total contract/	Estimated
	2003	2004	2005	notional amount	fair value

Crude oil buy calls
contract/notional amount ($ million)	711	13	–	724	57
volume (m bbl)	26	*	–
average strike price ($/bbl)	27.6	23.1	–

Crude oil sell calls
contract/notional amount ($ million)	620	59	1	680	(70)
volume (m bbl)	23	2	*
average strike price ($/bbl)	26.5	27.2	25.1

Crude oil buy put
contract/notional amount ($ million)	416	90	–	506	19
volume (m bbl)	21	4	–
average strike price ($/bbl)	20.2	20.4	–

Crude oil sell put
contract/notional amount ($ million)	396	49	–	445	(19)
volume (m bbl)	19	2	–
average strike price ($/bbl)	21.3	21.0	–

Natural gas buy call
contract/notional amount ($ million)	7,284	814	51	8,149	654
volume (bcf)	1,375	150	12
average strike price ($/thousand cf)	5.3	5.4	4.3

Natural gas sell call
contract/notional amount ($ million)	5,336	654	48	6,038	(468)
volume (bcf)	971	114	8
average strike price ($/thousand cf)	5.5	5.7	5.9

Natural gas buy put
contract/notional amount ($ million)	3,975	411	47	4,433	132
volume (bcf)	1,157	124	13
average strike price ($/thousand cf)	3.4	3.3	3.7

Natural gas sell put
contract/notional amount ($ million)	5,481	467	71	6,019	(209)
volume (bcf)	1,483	130	21
average strike price ($/thousand cf)	3.7	3.6	3

Total				26,994	96

*  less than one million barrels

Group companies also held chemical and oil products options/ swaptions at December 31, 2002 with a contract/ notional amount of $51 million (2001: $46 million) and estimated fair value less than $1 million (2001: $4 million) and expected maturity 2003 – 2004 (2002 – 2003).

Commodity options held for purposes other than trading

At December 31, 2002 Group companies held natural gas commodity sales contracts for purposes other than trading with a contract notional amount of $1.3 billion (2001: nil) and estimated fair value of $(64) million (2001: nil) with expected maturity 2003 – 2025.

Royal Dutch/Shell Group of Companies       G71

20-F/A (Amendment No. 1) 2002

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

G72       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

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

Royal Dutch/Shell Group of Companies       G73

20-F/A (Amendment No. 1) 2002

2001					$ million

				Total contract/	Estimated
	2002	2003	2004	notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	243	–	–	243	(28)
volume (m bbl)	12	–	–
weighted average price ($/bbl)	19.7	–	–
(b) Long contracts:
contract/notional amount ($ million)	229	–	–	229	(28)
volume (m bbl)	12	–	–
weighted average price ($/bbl)	19.6	–	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	62	–	–	62	10
volume (m bbl)	2.7	–	–
weighted average price ($/bbl)	22.9	–	–
(b) Long contracts:
contract/notional amount ($ million)	35	–	–	35	(1)
volume (m bbl)	1.6	–	–
weighted average price ($/bbl)	22.9	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	67	–	–	67	(4)
volume (m bbl)	3	–	–
weighted average price ($/bbl)	20.5	–	–
(b) Long contracts:
contract/notional amount ($ million)	50	–	–	50	(7)
volume (m bbl)	2	–	–
weighted average price ($/bbl)	20.3	–	–

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	11	–	–	11	2
volume (m bbl)	*	–	–
weighted average price ($/bbl)	24.9	–	–
(b) Long contracts:
contract/notional amount ($ million)	58	–	–	58	11
volume (m bbl)	2	–	–
weighted average price ($/bbl)	26.2	–	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	258	29	–	287	55
volume (bcf)	69	8	–
weighted average price ($/thousand cf)	3.7	3.8	–
(b) Long contracts:
contract/notional amount ($ million)	369	38	4	411	(81)
volume (bcf)	97	10	1
weighted average price ($/thousand cf)	3.8	3.9	4.7

Total				1,453	(71)

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

G74       Royal Dutch/ Shell Group of Companies

20-F/A (Amendment No. 1) 2002

Exhibits

EXHIBIT INDEX

Exhibit		Page
No.	Description	No.

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2002 (incorporated by reference to Exhibit 8 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
23.1	Consent of KPMG Accountants N.V., The Hague	E2
23.2	Consent of PricewaterhouseCoopers LLP, London	E3
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E4
23.4	Consent of KPMG Accountants N.V., The Hague	E5
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E6
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
99.1	Section 302 Certification of Royal Dutch	E9
99.2	Section 302 Certification of Royal Dutch	E10
99.3	Section 302 Certification of Shell Transport	E11
99.4	Section 302 Certification of Shell Transport	E12
99.5	Section 906 Certification of Royal Dutch	E13
99.6	Section 906 Certification of Shell Transport	E14

Exhibits       E1

20-F/A (Amendment No. 1) 2002

Signatures

As to the undersigned registrant, this Amendment No. 1 consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 35 under the heading “Selected Financial Data”, on page 37, on pages 77 through 86 and pages S2 through S18.

The material in this Amendment No. 1 is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

/s/ Jeroen van der Veer

-------------------------------------------------
Jeroen van der Veer
President and Managing Director

/s/ Rob Routs

-------------------------------------------------
Rob Routs
Managing Director

The Hague

June 30, 2004

20-F/A (Amendment No. 1) 2002

As to the undersigned registrant, this Amendment No. 1 consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch on page 35 under the heading “Selected Financial Data”, on page 36, on pages 68 through 76 and pages R2 through R16.

The material in this Amendment No. 1 is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorised.

THE “ SHELL ” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

/s/ Malcolm Brinded
-------------------------------------------------
Malcolm Brinded
Managing Director

London

July 2, 2004