Form 20-F/A
period 2002-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2005-03-07
CIK 85486, 89635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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
Item 18

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE LLP,

CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers, Jr.
20-F/A (Amendment No. 2) 2002

Explanatory Note

Introduction

This Amendment No. 2 (Amendment No. 2) to the Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission (the SEC) on March 3, 2003 and amended by Amendment No. 1 thereto, as filed with the SEC on July 2, 2004 (as so amended, the Original Form 20-F), amends portions of the Original Form 20-F to give effect to the Reserves Restatement (as defined below) and the Financial Restatement (as defined below) by the registrants (including the Financial Statements of the Royal Dutch/ Shell Group of Companies (the Group)) as described in further detail below. Except as otherwise stated in this Amendment No. 2, and except as set forth in the Financial Statements with respect to information presented therein, all information presented in this Amendment No. 2, including forward looking statements, is as at March 3, 2003 and has not been updated for events subsequent to the date of the original filing. Certain disclosures are expressly presented as of an earlier date in accordance with disclosure requirements applicable to Form 20-F.

This Amendment No. 2 amends and restates in their entirety Items 3, 4, 5, 6, 8, 11, 15, 17, 18 and 19 of the Original Form 20-F, and no other information included in the Original Form 20-F is amended hereby.

The Original Form 20-F includes a restatement of unaudited oil and gas reserves and the standardized measure of discounted future net cash flows as at December 31, 2002 and prior years (the First Reserves Restatement) and a restatement of the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2002, and prior periods (the First Financial Restatement, and collectively, the First Restatement).

This Amendment No. 2 does not amend the registrants’ Annual Reports on Form 20-F filed with the SEC for the year ended December 31, 2001 or any prior period. In addition, the registrants have not amended any financial information furnished to the SEC under cover of Form 6-K for any period to reflect either the Reserves Restatement or the Financial Restatement. The Financial Statements and related financial information and unaudited oil and gas reserves information contained in such documents have been superseded by the information contained in this Amendment No. 2.

Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves a 1.37 billion barrels of oil equivalent (boe) of oil and gas that were reported as at December 31, 2003 (1.15 billion boe previously reported at December 31, 2002) and restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements contained in the Original Form 20-F (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorized as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The Original Form 20-F gives effect to the First Restatement. This Amendment No. 2 includes information regarding proved oil and gas reserves that have been restated to give effect to the Second Reserves Restatement. Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G54 to G69 of this Amendment No. 2 for additional information regarding the Second Reserves Restatement.

Financial Restatement

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31 2003 and prior periods (the Second Financial Restatement and together with the First Financial Restatement, the Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The Second Financial Restatement reduced previously reported net assets as at December 31, 2002 by $168 million (2001: $102 million).

20-F/A (Amendment No. 2) 2002

The following table sets forth the adjustments made to reported results to eliminate the effect of the inappropriate overstatement of reserves as described above under Reserves Restatement:

Net income Second Reserves Restatement effects		$ million

	2000	2001	2002

Depreciation, depletion and amortisation	(112)	(94)	(118)
Share of operating profit of associated companies	(2)	(2)	(6)

Income before taxation	(114)	(96)	(124)

Total tax	54	44	54

Income after taxation	(60)	(52)	(70)
Minority interest	7	3	4

Net income	(53)	(49)	(66)

Refer to Notes 2(a) and 2(b) on pages G5 and G8 for additional disclosure on the Reserves Restatement.

General

This Amendment No. 2 includes restated Financial Statements as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. Additional disclosure is contained in Notes 2(a) and 2(b) Restatement of previously issued Financial Statements, to the Group Financial Statements included herein regarding the nature of the restatement adjustments and shows the impact of restatement adjustments on fixed assets and inventories as at December 31, 2002 and 2001; the line items in which depreciation, depletion and amortisation expense relating to Exploration and Production is reflected; cost of sales; and operating profit and net income for each year in the three-year period ended December 31, 2002.

20-F/A (Amendment No. 2) 2002

Cross Reference Sheet for Annual Report on Form 20-F

Headings* in this Amendment No. 2 which relate to:

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

20-F/A (Amendment No. 2) 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Royal Dutch Petroleum Company),

The “Shell” Transport and Trading Company, Public Limited Company

v
20-F/A (Amendment No. 2) 2002

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

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. Please refer to “Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for additional information on this transaction.

20-F/A (Amendment No. 2) 2002

Introduction       1
20-F/A (Amendment No. 2) 2002

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

2       Introduction
20-F/A (Amendment No. 2) 2002

C   PRESENTATION OF INFORMATION

The information in this Amendment No. 2 relating to Royal Dutch has been provided by Royal Dutch and that relating to Shell Transport has been provided by Shell Transport.

The information given in this Amendment No. 2 for the Royal Dutch/ Shell Group of Companies reflects the operational and financial results of Group companies throughout the world. The financial information given is an aggregation of the accounts of all Group companies (except where otherwise indicated) expressed in US dollars.

The companies in which Royal Dutch and Shell Transport directly or indirectly own investments are separate and distinct entities, but in this Amendment No. 2 the collective expressions “Shell” and “Group” are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/ Shell Group in general. Likewise the words “we”, “us” and “our” are sometimes used in some places to refer to companies of the Royal Dutch/ Shell Group in general, and in others to those who work in those companies. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Amendment No. 2 refers to companies in which Royal Dutch and Shell Transport either directly or indirectly have control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Group companies have significant influence but not control are referred to as “associated companies”.

The expression “Operating Companies” as used in this Amendment No. 2 refers to those Group and associated companies which are engaged in various branches of the businesses of oil, natural gas, chemicals, power generation and renewable energy as well as in other businesses. The term “Group interest” is used for convenience to indicate the direct or indirect equity interest held by the Group Holding Companies in a venture or partnership or company (i.e., after exclusion of all third-party interests).

The figures shown in most of the tables in this Amendment No. 2 represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes of Equilon and the Motiva joint venture (following the Group’s additional share purchases in 2002, Equilon is no longer a joint venture), the term “Group share” is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of associated companies to which Group companies are entitled or which is proportionate to the Group interest in those companies.

Certain information in this Amendment No. 2 identified “as restated” was restated as part of the First Reserves Restatement and the First Financial Restatement and not the Second Reserves Restatement and the Second Financial Restatement, as more fully described under “Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments”.

Except as otherwise specified or as contained in the Financial Statements, all financial information contained in this Amendment No. 2 is presented in accordance with accounting principles generally accepted in the United States.

The discussion and analysis in this Amendment No. 2 contains forward-looking statements that are subject to risk factors associated with the oil, gas, chemicals, power generation and renewable resources businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments, potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

D   DOCUMENTS ON DISPLAY

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/ Shell Group of Companies referred to in this Amendment No. 2 that have been filed with the SEC may be examined and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC–0330. All of the SEC filings made electronically by Royal Dutch and Shell Transport are available to the public at the SEC website at www.sec.gov.

Introduction       3
20-F/A (Amendment No. 2) 2002

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

The Group Financial Statements have been restated. See Notes 2(a) and 2(b) to the Group Financial
Statements.

4       Royal Dutch/Shell Group of Companies – Business and Property
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

The total five year (1998-2002) reserves replacement ratio is 68% (70% for oil, including natural gas liquids, and 65% for gas). These replacement ratios reflect a restatement of the information contained under the same heading in the Original Form 20-F.

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

D   RISK FACTORS

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Amendment No. 2.

Price fluctuations

Oil, natural gas and chemical prices can vary as a result of changes in supply and demand for products, which may be global or limited to specific regions and influenced by factors such as economic conditions, weather conditions or action taken by major oil exporting countries.

6       Royal Dutch/Shell Group of Companies – Business and Property
20-F/A (Amendment No. 2) 2002

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

Reserve estimates

Restated unaudited information on oil and gas reserves is set forth on pages G54 to G69. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and determinations based on available technical and economic information. These judgements may change based on new information or changes in economic conditions. Accordingly, oil and gas reserves are subject to revisions, which may have an adverse impact on the Group.

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
20-F/A (Amendment No. 2) 2002

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

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out in the restated unaudited supplementary oil and gas information on pages G54 to G69. Particular reference is made to the statement: Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude certain quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves also include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but which do not transfer title of the product to those Group companies.

For information regarding the Reserves Restatement please refer to “Supplementary information – Oil and Gas (unaudited)”.

As described in the Explanatory Note at ii, the Group has restated its proved reserves.

Proved Developed and Undeveloped Reserves (as restated)a

(at December 31)		million barrels

	2002	2001	2000

Crude oil and natural gas liquids
Group companies	5,782	5,600	5,563
Group share of associated companies	858	664	842

	6,640	6,264	6,405

	thousand million standard cubic feet

Natural gas
Group companies	37,757	40,530	39,890
Group share of associated companies	3,308	3,006	3,414

	41,065	43,536	43,304

a	Excludes oil sands.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

Crude oil and natural gas liquids productiona (as restated)

thousand barrels daily

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

Natural gas production available for sale (as restated)

million standard cubic metres daily

	2002[a]	2001	2000	1999	1998

Europe
Netherlands	43	44	40	43	46
UK	32	34	32	27	23
Germany	12	12	13	14	14
Denmark	9	9	8	9	9
Norway	7	5	6	7	6
Others	1	*	*	*	*

	104	104	99	100	98

Other Eastern Hemisphere
Africa
Nigeria	7	6	5	2	2

	7	6	5	2	2

Middle East
Oman	22	16	13	4	–
Egypt	7	7	4	3	3
Syria	*	1	1	1	2

	29	24	18	8	5

Asia Pacific
Malaysia	19	16	16	18	17
Brunei	14	14	13	13	13
Australia	11	11	10	10	10
New Zealand	13	13	4	4	4
Others	3	3	3	2	1

	60	57	46	47	45

Total Other Eastern Hemisphere	96	87	69	57	52

USA	48	45	46	50	49

Other Western Hemisphere
Canada	13	15	14	13	17
Others	2	1	1	1	1

	15	16	15	14	18

Total	263	252	229	221	217

*	Less than one million cubic metres daily

a	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

12       Royal Dutch/Shell Group of Companies – Business and Property
20-F/A (Amendment No. 2) 2002

Location of activities[a,b] (at December 31, 2002)

	Exploration		Production		Shell Operator[c]

	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore

Europe
Austria	●		●		●
Denmark		●		●
Germany			●	●	●
Ireland		●				●
Italy			●		●	●
Netherlands	●	●	●	●	●	●
Norway		●		●		●
UK		●		●		●

Africa
Angola		●
Cameroon		●		●		●
Gabon	●	●	●		●	●
Morocco		●				●
Nigeria	●	●	●	●	●	●

Asia Pacific
Australia	●	●		●		●
Bangladesh	●	●		●	●	●
Brunei	●	●	●	●	●	●
China	●	●		●	●	●
Malaysia		●		●		●
New Zealand	●	●	●	●	●	●
Pakistan	●	●	●			●
Philippines		●		●		●
Thailand	●		●		●	●

Middle East, Russia, CIS
U.A.E. (Abu Dhabi)	●		●
Azerbaijan		●
Egypt	●	●	●	●	●	●
Iran				●		●
Kazakhstan	●	●			●
Oman	●		●		●
Russia	●	●	●	●	●	●
Syria			●		●

USA
USA	●	●	●	●	●	●

Other Western Hemisphere
Argentina	●		●		●
Canada	●	●	●	●	●
Brazil		●		●		●
Trinidad		●				●
Venezuela				●		●

a	Including associated companies.

b	Where an associated company has properties outside its base country, those properties are not shown in this table.

c	In several countries where “Shell Operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

Royal Dutch/Shell Group of Companies – Business and Property  13
20-F/A (Amendment No. 2) 2002

Oil and gas acreage (at December 31)[a,b,c] (as restated)			thousand acres				thousand acres

			2002				2001
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,417	3,259	19,752	6,930	9,570	3,031	12,616	4,581
Africa[d]	6,289	1,886	25,394	15,516	6,489	1,984	20,804	11,658
Asia Pacific[e]	3,963	1,864	118,471	40,446	3,762	1,816	115,294	41,691
Middle East, Russia, CIS[f]	35,448	11,435	18,544	12,771	34,509	11,021	22,921	15,379
USA	1,557	754	4,670	3,183	1,599	702	3,931	2,609
Other Western Hemisphere	832	509	33,338	22,840	767	492	35,709	22,001

	58,506	19,707	220,169	101,686	56,696	19,046	211,275	97,919

Number of productive wells (at December 31)[a,b] (as restated)

			2002				2001
	Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	2,002	533	1,454	458	1,618	429	1,299	427
Africa[d]	1,399	446	42	13	1,614	550	45	15
Asia Pacific[e]	1,317	726	205	95	1,242	588	199	91
Middle East, Russia, CIS[f]	3,456	1,085	179	115	3,210	1,031	131	91
USA	15,686	8,294	945	686	16,717	8,511	956	658
Other Western Hemisphere	112	110	314	259	86	86	298	251

	23,972	11,194	3,139	1,626	24,487	11,195	2,928	1,533

Number of net productive wells and dry holes drilled[a] (as restated)

		2002		2001		2000		1999		1998
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration
Europe	9	4	6	4	7	3	5	2	6	6
Africa[d]	6	4	7	1	4	1	4	1	1	3
Asia Pacific[e]	3	3	8	12	5	6	8	9	4	12
Middle East, Russia, CIS[f]	5	4	6	4	8	4	3	5	8	4
USA	10	4	2	4	9	4	8	9	18	16
Other Western Hemisphere	2	2	3	3	1	2	–	13	6	9

	35	21	32	28	34	20	28	39	43	50

Development
Europe	47	–	38	–	15	–	32	2	46	1
Africa[d]	39	–	14	–	12	–	26	–	23	1
Asia Pacific[e]	42	1	56	2	40	3	38	–	42	3
Middle East, Russia, CIS[f]	83	12	90	8	98	6	84	2	113	2
USA	559	1	549	2	492	3	290	–	555	8
Other Western Hemisphere	31	–	25	–	11	1	14	2	49	–

	801	14	772	12	668	13	484	6	828	15

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

d	Excludes Egypt.

e	Excludes Sakhalin.

f	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

14       Royal Dutch/Shell Group of Companies – Business and Property
20-F/A (Amendment No. 2) 2002

thousand acres				thousand acres				thousand acres

		2000				1999				1998
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

9,399	2,973	13,951	4,920	10,162	3,218	16,697	5,790	10,078	3,189	20,141	7,640
6,491	1,973	18,963	11,261	6,224	1,916	18,535	9,077	6,527	2,142	41,518	20,183
3,766	1,599	85,219	37,893	4,114	1,712	87,569	47,060	4,454	2,197	85,651	49,694
34,504	10,962	25,546	18,648	34,342	10,902	29,694	18,969	33,915	10,608	31,211	17,130
1,967	934	4,280	2,743	3,642	1,245	6,074	3,499	4,290	1,331	8,054	4,485
1,197	824	49,219	27,368	1,149	850	61,344	33,215	1,430	1,052	39,910	25,699

57,324	19,265	197,178	102,833	59,633	19,843	219,913	117,610	60,694	20,519	226,485	124,831

		2000				1999				1998
Oil		Gas		Oil		Gas		Oil		Gas

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1,640	442	1,349	438	1,642	447	1,359	436	1,603	437	1,334	424
1,663	565	47	16	1,700	573	46	15	1,513	540	35	11
1,162	542	199	77	1,638	753	226	77	1,616	763	197	80
3,085	990	86	66	2,961	945	102	61	2,908	946	43	28
17,870	8,870	1,044	627	28,165	11,636	1,631	845	27,818	10,679	1,909	938
338	193	274	230	413	267	259	223	1,009	650	260	226

25,758	11,602	2,999	1,454	36,519	14,621	3,623	1,657	36,467	14,015	3,778	1,707

Number of wells drilling (at December 31, 2002)[a,b] (as restated)

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	3	1	27	7	30	8
Africa[c]	3	1	8	3	11	4
Asia Pacific[d]	3	1	6	3	9	4
Middle East, Russia, CIS[e]	4	1	49	18	53	19
USA	6	3	16	10	22	13
Other Western Hemisphere	3	2	7	5	10	7

	22	9	113	46	135	55

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

management, financing and engineering design. Business development activity is concentrated in Europe and North America. In 2002 the company brought on stream two wind parks in California – Cabazon and White Water Hill – bringing the overall portfolio to 240MW.

6   Other Activities

For information on Shell Consumer and Shell Hydrogen see page 55.

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
20-F/A (Amendment No. 2) 2002

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

34       Royal Dutch/Shell Group of Companies – Business and Property
20-F/A (Amendment No. 2) 2002

Selected Financial Data

Royal Dutch (Netherlands GAAP)
(as restated)				per €0.56 ordinary share[a]

	2002		2001	2000	1999	1998[b]

Net assets – €	17.72		19.55	18.80	15.91	13.47
Total assets – €	18.73		20.52	19.74	16.77	14.31
Basic earnings – €[c]	2.96		3.30	3.91	2.27	0.12
Diluted earnings – €[c]	2.96		3.30	3.91	2.27	0.12
Dividends declared – €	1.72	[d]	1.66	1.59	1.51	1.45
Dividends – equivalent payment in dollars	1.80	[e]	1.50	1.40	1.47	1.60

a	Following the redenomination from guilders into euros in May 2002, the authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares, par value €0.56 each, and 1,500 priority shares, par value €448 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000, 1999 and 1998 were 2,144,296,352 ordinary shares and 1,500 priority shares, at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares, and at the end of 2002 were 2,099,285,000 ordinary shares and 1,500 priority shares. The issued and paid-up share capital at the end of 2000, 1999 and 1998 was €1,216,979,748[b], at the end of 2001 was €1,206,969,043[b] and at the end of 2002 was €1,176,271,600.

b	The euro figures are translated from the guilder amounts at the fixed conversion rate of 2.20371.

c	The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The 2002 calculation uses a weighted-average number of shares of 2,057,657,737 (2001: 2,095,731,261; 2000: 2,128,592,305; 1999: 2,132,712,920; 1998: 2,139,076,447). The basic earnings per share number has been restated to exclude shares held by Group companies for stock options and other incentive compensation plans (see Note 22 to the Group Financial Statements). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, weighted-average number of shares is increased by 442,580 for 2002 (2001: 1,124,897; 2000: 1,394,975; 1999: 987,827; 1998: 1,051,045). These numbers relate to stock options schemes as mentioned above.

d	Figure includes proposed final dividend of €1.00 per €0.56 ordinary share, which was finalised by the General Meeting of Shareholders held on April 23, 2003.

e	The 2002 final dividend in dollars was determined by the dollar/euro exchange rate ruling on April 28, 2003.

Shell Transport
(as restated)				per 25p Ordinary share[a]

	2002		2001	2000	1999	1998

Net assets – pence	168.4		174.9	168.4	143.4	135.1
Total assets – pence	178.0		184.1	177.5	152.1	144.0
Adjusted basic
earnings (pro forma) – pence[b]	26.5		29.3	35.4	21.5	0.5
Adjusted diluted
earnings (pro forma) – pence[b]	26.5		29.3	35.3	21.4	0.5
Dividends declared – pence	15.25	[c]	14.80	14.60	14.00	13.50

a	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

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

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under Royal Dutch Petroleum Company – Articles of Association (page 71) and The Shell Transport and Trading Company, Public Limited Company – Memorandum and Articles of Association (page 80).

Selected Financial Data
20-F/A (Amendment No. 2) 2002

Discussion and Analysis of Financial Condition
and Results of Operations
Royal Dutch Petroleum Company (Netherlands GAAP)

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000 respectively amounts to €6,076 million, €6,897 million and €8,314 million (each as restated). The dividends distributed from Group companies to Royal Dutch for the years 2002, 2001 and 2000 were respectively €3,317 million (including dividends yet to be distributed), €6,148 million and €5,694 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2002 amounted to €6,091 million compared with €6,914 million for 2001 and €8,327 million for 2000 (each as restated).

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1 = €0.9556 at December 31, 2002). The amount thus obtained, which appears in the Balance Sheet on page R2, should be regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in the dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, between $1= €1.1302 at December 31, 2001 and $1= €0.9556 at December 31, 2002, led to a negative translation effect of €6,236 million, compared with a positive translation effect of €1,970 million in 2001. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 5 on pages R5 and R6. The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/ Shell Group” and “Investment reserves”.

As further described in Notes 2(a) and 2(b) to the Royal Dutch Financial Statements, the Group Financial Statements have been restated for all periods included in this Amendment No. 2.

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
20-F/A (Amendment No. 2) 2002

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2002 amounted to £2,544.7 million (as restated) (£2,863.5 million in 2001 (as restated); £3,493.6 million in 2000 (as restated)). The amount available for distribution (inclusive of distributions from companies of the Royal Dutch/ Shell Group) was £1,404.0 million in 2002 (as restated) (£2,547.3 million in 2001 (as restated); £2,308.3 million in 2000 (as restated)).

Shell Transport’s net assets at December 31, 2002 were £16,096.2 million (as restated), in comparison with £16,909.0 million at the end of 2001 (as restated). Of these two amounts, £15,654.6 million (as restated) and £16,026.8 million (as restated) respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/ Shell Group.

As further described in Notes 2(b) and 2(c) to the Shell Transport Financial Statements, the Group Financial Statements have been restated for all periods included in this Amendment No. 2.

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

Discussion and Analysis of Financial Condition and Results of Operations       37
20-F/A (Amendment No. 2) 2002

Royal Dutch/ Shell Group of Companies

Summarised Financial Data (US GAAP)

Income data	$ million

	2002	2001	2000	1999	1998

	as restated[a]	as restated[a]	as restated[a]	as restated[a]
Sales proceeds
Oil and gas	220,056	162,845	175,279	135,472	124,712
Chemicals	14,659	13,767	15,658	13,408	12,795
Other	767	589	481	826	767

Gross proceeds	235,482	177,201	191,418	149,706	138,274
Sales taxes, excise duties and similar levies	56,167	42,070	42,365	44,340	44,582

Net proceeds	179,315	135,131	149,053	105,366	93,692

Earnings by industry segment
Exploration and Production	6,726	7,911	9,871	4,749	(86)
Gas & Power	774	1,226	112	398	(155)
Oil Products	2,627	1,970	2,681	3,587	1,909
Chemicals	565	127	1,033	1,148	(580)
Other industry segments	(110)	(287)	(12)	(28)	(46)

Total operating segments	10,582	10,947	13,685	9,854	1,042
Corporate	(751)	(320)	(825)	(538)	(810)
Minority interests	(175)	(326)	(47)	(265)	(129)

Net income	9,656	10,301	12,813	9,051	103

Assets and liabilities data (at December 31)	$ million

Total fixed and other long-term assets	111,476	80,729	76,836	83,837	87,414
Net current assets/(liabilities)	(13,546)	(2,750)	3,778	(2,730)	(8,567)
Total debt	19,691	5,820	7,427	12,931	13,810
Parent Companies’ interest in Group net assets	60,276	56,142	57,616	56,602	54,928
Minority interests	3,568	3,466	2,897	2,855	2,690

Capital employed	83,535	65,428	67,940	72,388	71,428

Cash flow data	$ million

Cash flow provided by operating activities	16,283	16,905	18,278	11,053	14,690
Capital expenditure (including acquisitions)	21,027	9,598	6,128	7,403	12,820
Cash flow used in investing activities	20,633	9,080	1,490	3,017	12,461
Dividends paid	7,189	9,627	5,501	5,611	5,993
Cash flow used in financing activities	53	11,562	9,125	6,256	3,582
Increase/(decrease) in cash and cash equivalents	(5,114)	(4,761)	7,388	1,326	(1,589)

Other statistics

Total debt ratio[b]	23.6%	8.9%	10.9%	17.9%	19.3%

a	The Group Financial Statements have been restated. See Notes 2(a) and 2(b) to the Group Financial Statements.
b	The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests plus short-term and long-term debt. Management of the Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders’ equity) is useful to investors because it takes account of all amounts of capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business. The derivation of capital employed from Group net assets is shown in the table above.

38       Discussion and Analysis of Financial Condition and Results of Operations
20-F/A (Amendment No. 2) 2002

Capital investment (as restated)				$ million

	2002	2001	2000	1999	1998

Capital expenditure[a]
Exploration and Production[b]	13,064	6,847	3,720	4,131	6,435
Gas & Power	471	313	288	470	1,816
Oil Products	7,653	1,462	1,258	1,338	2,776
Chemicals	680	685	726	1,178	1,491
Other	494	291	136	286	302

	22,362	9,598	6,128	7,403	12,820
Exploration expense (excluding depreciation and release of currency translation differences)	997	885	834	1,068	1,634
New equity investments in associated companies	684	704	605	630	871
New loans to associated companies	605	370	556	394	411
Other investments	–	224	414	–	–

Total capital investment*	24,648	11,781	8,537	9,495	15,736

*comprising
Exploration and Production	14,082	8,000	4,839	5,390	8,316
Gas & Power	682	810	483	675	1,986
Oil Products	7,945	1,518	1,565	1,356	2,843
Chemicals	839	751	941	1,384	1,869
Other segments	495	332	153	296	311
New loans to associated companies	605	370	556	394	411

	24,648	11,781	8,537	9,495	15,736

Quarterly income data (as restated)															$ million

					2002					2001					2000
	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Gross proceeds	64,236	63,389	57,598	50,259	235,482	40,382	43,059	45,965	47,795	177,201	50,783	49,452	46,025	45,158	191,418
less sales taxes, excise duties and similar levies	15,734	14,518	13,221	12,694	56,167	10,670	10,430	10,170	10,800	42,070	10,538	10,802	10,111	10,914	42,365
Net proceeds	48,502	48,871	44,377	37,565	179,315	29,712	32,629	35,795	36,995	135,131	40,245	38,650	35,914	34,244	149,053
Cost of sales	40,549	41,337	37,674	31,269	150,829	24,755	26,306	28,389	28,795	108,245	31,996	31,434	28,260	26,585	118,275
Gross profit	7,953	7,534	6,703	6,296	28,486	4,957	6,323	7,406	8,200	26,886	8,249	7,216	7,654	7,659	30,778
Operating profit	4,285	5,209	4,308	4,400	18,202	1,445	4,586	6,173	6,887	19,091	5,576	6,045	6,533	6,465	24,619
Net income	2,275	2,606	2,324	2,451	9,656	608	2,417	3,505	3,771	10,301	2,917	3,079	3,236	3,581	12,813

a	Includes acquisitions. 2002 includes $1.3 billion for DEA (payable in July 2003).

b	Includes capital expenditure on the Athabasca Oil Sands Project.

US dollar exchange rates[a]					€1 = $

		Average[b]	High	Low	Period end

Year:
1997[c]		0.8887
1998[c]		0.8996
1999		1.0588
2000		0.9209
2001		0.8909
2002		0.9495
Month:
2002	July		1.0156	0.9730
	August		0.9882	0.9640
	September		0.9959	0.9685
	October		0.9881	0.9708
	November		1.0139	0.9895
	December		1.0485	0.9927
2003	January		1.0861	1.0361
	February		1.0875	1.0708

As at March 3, 2003					1.0835

Discussion and Analysis of Financial Condition and Results of Operations       39
20-F/A (Amendment No. 2) 2002

					£1 = $

		Average[b]	High	Low	Period end

Year:
1997		1.6397
1998		1.6602
1999		1.6146
2000		1.5138
2001		1.4382
2002		1.5084
Month:
2002	July		1.5800	1.5206
	August		1.5709	1.5192
	September		1.5700	1.5343
	October		1.5708	1.5418
	November		1.5915	1.5440
	December		1.6095	1.5555
2003	January		1.6482	1.5975
	February		1.6480	1.5727

As at March 3, 2003					1.5755

a	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

b	Calculated by using the average of the exchange rates on the last business day of each month during the year.

c	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

40       Discussion and Analysis of Financial Condition and Results of Operations
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

Recent Developments

Reserves Restatement and Financial Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes, the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion barrels of oil equivalent (boe) and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves.

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1.37 billion boe of oil and gas that were reported as at December 31, 2003 (1.15 billion boe previously reported at December 31, 2002) and further restate the unaudited oil and gas

42       Discussion and Analysis of Financial Condition and Results of Operations
20-F/A (Amendment No. 2) 2002

reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorized as proved developed reserves and 57% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G54 to G69 for additional information regarding the First Reserves Restatement and the Second Reserves Restatement.

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the First Reserves Restatement, it was determined to restate the Financial Statements of the Group, and each of the Parent Companies, for the year ended December 31, 2002 and prior periods (the First Financial Restatement) to reflect the impact of the First Reserves Restatement on those Financial Statements (as announced on April 19, 2004). As part of the First Financial Restatement, the financial statements were also restated to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs, to correct an inappropriate departure from US GAAP (for 2002 only) for certain gas contracts and to correct an error in the calculation of earnings per share of the Parent Companies and to reflect a change in accounting principle relating to inventories. The First Financial Restatement also included a separate presentation of the Group Financial Statements under US GAAP and Netherlands GAAP, and a reconciliation of the differences between the presentations. This discussion and analysis is based on the US GAAP Group Financial Statements.

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005).

On February 4, 2005, Standard & Poor’s Ratings Services (S&P) downgraded to “AA” from “AA+” its long-term ratings on the Royal Dutch/ Shell Group of Companies (through a downgrade of the Group Holding Companies, Shell Petroleum N.V. and The Shell Petroleum Co. Ltd and their subsidiary Shell Oil Company). Moody’s Investors Services (Moody’s) continues to rate the long-term debt of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC, the guaranteed subsidiaries of the Group Holding Companies as “Aa1”. The credit ratings given to the commercial paper programmes of the guaranteed subsidiaries have been confirmed by S&P and Moody’s at their original levels of “A-1+” and “Prime-1”, respectively.

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

Restructuring

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is

Discussion and Analysis of Financial Condition and Results of Operations       43
20-F/A (Amendment No. 2) 2002

proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

SUMMARY OF GROUP RESULTS

Earnings (as restated)

(US GAAP)	$ million

	2002	2001	2000

Net income	9,656	10,301	12,813

Change from previous year	-6%	-20%	+42%

2002 compared to 2001

The Group’s net income for the year was $9,656 million, showing a 6% decline from 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were adversely affected in Gas & Power by lower liquefied natural gas (LNG) prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals’ earnings were sharply up reflecting improved volumes, improved margins in associated companies, lower costs and an incremental tax credit.

Four major acquisitions were completed: Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and Pennzoil-Quaker State and the Texaco downstream assets in the USA. Total investment in these acquisitions, including acquired debt, was over $16 billion.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. At the end of the year, the debt ratio was 23.6% (2001: 8.9%) and cash, cash equivalents and short-term securities amounted to $1.6 billion (2001: $6.7 billion).

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

2001 compared to 2000

The Group’s net income for 2001 was $10,301 million, showing a 20% decline from 2000. Lower average crude oil prices in 2001 (a 15% decline from 2000) were partially offset by a 2% increase in production volumes. Earnings were positively affected in Gas & Power by higher LNG volumes and in Oil Products by cost reductions, partially offset by lower refining earnings. Despite

44       Discussion and Analysis of Financial Condition and Results of Operations
20-F/A (Amendment No. 2) 2002

2001 being one of the most challenging years (due to difficult trading conditions) for the chemicals industry, the business remained profitable.

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

Earnings (as restated)

(US GAAP)			$ million

	2002	2001	2000

Net proceeds (including inter-segment sales)	26,581	25,847	27,570
Purchases (including change in inventories)	(1,050)	(1,444)	(1,038)
Exploration	(1,073)	(910)	(836)
Depreciation	(5,610)	(3,969)	(3,804)
Operating expenses	(6,751)	(5,474)	(4,537)

Operating profit of Group companies	12,097	14,050	17,355
Group share of operating profit of associated companies	1,316	1,548	2,005

Operating profit	13,413	15,598	19,360
Other income/(expense)	72	48	23
Taxation	(6,759)	(7,735)	(9,512)

Segment earnings	6,726	7,911	9,871

2002 compared to 2001

Earnings

Segment earnings for the year were $6,726 million, 15% lower than the prior year. This reflects the impact of lower gas price realisations, changes to the UK tax rates, higher depreciation and higher costs resulting from the acquisition of Enterprise Oil. These were partially offset by a 6% increase in hydrocarbon production (including the effect of the Enterprise acquisition) to four million barrels of oil equivalent per day (boe/d),2 the highest in recent years.

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
20-F/A (Amendment No. 2) 2002

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

Reserves

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)1 previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein). The results of the First Half Review were reflected in the restatement of proved reserves and of the standardised measure of discounted future net cash flows contained in the 2003 Annual Report on Form 20-F as originally filed on June 30, 2004 (the First Reserves Restatement).

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

46       Discussion and Analysis of Financial Condition and Results of Operations
20-F/A (Amendment No. 2) 2002

(collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1.37 billion boe previously booked at December 31, 2003 (1.15 billion boe previously booked at December 31, 2002) as proved reserves have been recategorised as not proved (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement).

The impact of the Reserves Restatement, when taken together with production in 2002 (1.44 billion boe) and net additions to reserves in 2002 (1.39 billion boe) leads to proved reserves of 13.72 billion boe at December 31, 2002.

As at December 31, 2002, 82% of the de-booked proved reserves had originally been disclosed in the “proved undeveloped” reserves category; the balance was a reduction in the “proved developed” reserves category. Approximately 61% of the de-booked volumes relate to crude oil and natural gas liquids with the remaining 39% relating to natural gas.

As at December 31, 2002, proved reserves, excluding the impact of the Reserves Restatement, had been equivalent to 13.3 years of production. Including the impact of the Reserves Restatement, the figure was 9.5 years.

Reserves replacement

Including all effects of the Reserves Restatement, the net reserves addition in 2002 was 97% of 2002 production. This figure includes the effects of acquisitions and divestments. On an organic basis (not including acquisitions and divestments), the reserves addition was 49% of 2002 production. Oil sands, which have not been included in these figures, would have reduced the reserves replacement ratio by 5% if they had been included. The 1.39 billion boe addition in 2002 comprises revisions (189 million boe), improved recovery (153 million boe), extensions and discoveries (367 million boe) and acquisitions and divestments (686 million boe).

The overall proved reserves replacement ratio for the five years from 1998 to 2002 amounts to 68% taking into account all effects of the Reserves Restatement. This is clearly a concern and reflects the exploration strategy in the 1990s, and our relatively low investment in the post 1998 period. Exploration has since been refocused and investment levels increased. It is vital that our reserves replacement ratio improves significantly in the coming years.

2001 compared to 2000

Earnings

Segment earnings for the year were $7,911 million, 20% lower than in 2000. This reflects the impact of lower oil price realisations and increased depreciation and exploration expenses, partly offset by higher realised gas prices. Hydrocarbon production in 2001 was 2% higher than in 2000. The decline in earnings from 2000 also reflects gains in 2000 of $623 million, mainly reflecting profits on the sale of a number of assets in the USA, the UK and Australia.

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
20-F/A (Amendment No. 2) 2002

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

Reserves

After giving effect to the Reserves Restatement, the proved hydrocarbon reserves replacement ratio for 2001 was 93%. After giving effect to the Reserves Restatement (and excluding the effect of acquisitions and divestments), the proved hydrocarbon reserves replacement ratio for 2001 was 74%.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

LIQUIDITY AND CAPITAL RESOURCES

2002 compared to 2001

Statement of Cash Flows

Cash flow provided by operating activities decreased to $16.3 billion in 2002 from $16.9 billion in 2001, or 3.6%, while net income decreased to $9.7 billion from $10.3 billion, or 6.3%. The primary factors causing the 2002 change in cash flow provided by operating activities were weakness in both refining and marketing margins in Oil Products and lower realised gas prices, partially offset by higher crude oil prices and higher hydrocarbon production volume. Additionally, $1.6 billion of cash flows were realised from sales of assets in 2002 ($1.8 billion in 2001).

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
20-F/A (Amendment No. 2) 2002

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

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration and Production, which in turn will affect the Group’s cash flow provided by operating activities and net income. After giving effect to the Reserves Restatement, the Group’s five year reserves replacement ratio for the period 1998-2002 was 68%. The field decline rate for Exploration and Production’s existing business is approximately 6 to 8 percent per year. The Group will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making appropriate acquisitions. The Group strives to offset the effects of field decline through these measures and, as a result, production increased in 2001 and 2002. The Group’s goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes. The Group currently expects overall production to dip in 2005 and then to increase beginning in 2006 as additional production from new projects begin to come on-stream.

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

As described in Note 2(a) to the Group Financial Statements the treatment of exploration costs has been changed such that certain costs that had previously been capitalised for longer than 12 months following the completion of exploratory drilling are now expensed. In connection with this change in accounting treatment, certain costs were reclassified from capital expenditures to exploration expense. This change in accounting treatment does not impact cash flows and is not anticipated to affect the future levels of exploration investment. In addition, this change in accounting treatment will mean that in future years drilling costs for some wells will be expensed earlier than in the past. The effect of this change on net income and depreciation, depletion and amortisation will depend on the actual exploration success and the timing of the progression of development projects associated with exploratory drilling.

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
20-F/A (Amendment No. 2) 2002

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

A debt covenant (interest cover ratio) on $1.3 billion of non-recourse debt within a Group company was breached in 2001. This breach is continuing and the company has defaulted on $115 million of scheduled principal payments during 2002. As this debt is non-recourse, the breach has had no impact on the Group’s other borrowing arrangements. Total debt at the end of 2002 amounted to $19.7 billion and the Group’s debt ratio (defined as total debt as a percentage of capital employed) increased from 8.9% in 2001 to 23.6% in 2002. The level of the debt ratio remains in accordance with the medium-term gearing philosophy of the Group, which targets a gearing between 20%-30%. The total debt outstanding (excluding capital leases) at December 31, 2002 will mature as follows: 67% in 2003, 6% in 2004, 5% in 2005, 7% in 2006 and 15% in 2007 and after.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

Supplementary information on derivatives and other financial instruments and derivative commodity instruments is given on pages G70 to G82 of this report.

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
20-F/A (Amendment No. 2) 2002

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

Cautionary statement

This discussion and Analysis of Financial Condition and Results of Operations and other sections of this Amendment No. 2 contain forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals, power generation and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

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
20-F/A (Amendment No. 2) 2002

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

As announced on January 9, 2004, March 18, 2004, April 19, 2004, October 28, 2004, November 26, 2004 and February 3, 2005 the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to December 2004. These reviews lead to the Reserves Restatement described herein. As at December 31, 2002, after giving effect to the Reserves Restatement, the proportion of the Group’s total proved reserves that was categorised as proved developed reserves was 57%, the remaining 43% being proved undeveloped reserves.

As noted above, changes in the estimated amounts of proved reserves can have a significant impact on the standardised measure of discounted cash flows presented under “Supplementary information – Oil and Gas (unaudited)” beginning on page G54. The Reserves Restatement resulted in a 17% reduction in the standardised measure at end of 2002. Apart from the effects of the Reserves Restatement, however, revisions to proved reserves have had a relatively modest impact on standardised measure compared to changes in prices and costs, sales and transfers and income tax. A summary of changes to the standardised measure is given on page G68.

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

The Reserves Restatement resulted in a 5% change in total Exploration and Production depreciation, depletion and amortisation charges (excluding impairments) in 2002, because approximately 82% of the affected reserves had been in the proved undeveloped category, which does not affect this calculation.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

Except as described below, there has not been any change in the internal controls over financial reporting of the Group or either Parent Company that occurred during the period covered by this Report, that has materially affected, or is reasonably likely to affect, such internal controls over financial reporting.

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

Deficiencies relating to reserves reporting

As described in greater detail elsewhere herein, this Amendment No. 2 gives effect to the Reserves Restatement and the Financial Restatement. In connection with the First Reserves Restatement, Royal Dutch and Shell Transport have determined, based largely upon the investigation and report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserves bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves. The inappropriate booking of certain proved reserves had an effect on the financial statements, mainly understating depreciation, depletion and amortisation. To eliminate the effects on the financial statements of the inappropriate reserves bookings, Royal Dutch and Shell Transport elected to make the First Financial Restatement. The identified deficiencies and material weaknesses relating to the booking of proved reserves consist of the following:

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

      Controls and Procedures
20-F/A (Amendment No. 2) 2002

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

Remedial Actions

To address the weaknesses in the controls relating to reserves bookings identified above, the Parent Companies and the Group have implemented a number of remedial actions. During March 2004 through April 2004, the Group conducted an extensive special review of the global reserves portfolio with the assistance of external reserve consultants, Ryder Scott Company. During July 2004 through December 2004, asset teams in each operating unit, using the revised guidelines and assisted in certain cases by external consultants, undertook a reservoir-by-reservoir review of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, as part of the Group’s annual reserves determination process. In addition, teams from internal audit, assisted by separate external consultants, conducted on-site reviews as part of an audit process that covered approximately 90% of such originally reported proved reserves. These reviews led to the Second Reserves Restatement. See “Supplementary information – Oil and Gas (unaudited)”. The Parent Companies and the Group have also effected the management changes described above under “Investigation and Report to Group Audit Committee; Management Changes”. In addition, as discussed in the report to the GAC, the following remedial actions have also been taken or are proposed to be taken:

•	Global Reserves Committee. In 2003, the Group established the Global Exploration and Production Reserves Committee (the Reserves Committee) in order to improve consistency of standards and their application across the Group’s operations globally and strengthen the oversight of the process for approving the booking of proved reserves.

•	Group Reserves Guidelines. The Group’s guidelines for booking proved reserves have been revised with the assistance of independent petroleum engineers and counsel to conform fully these guidelines with applicable SEC rules and guidance, clarify the criteria for booking and de-booking of proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications) and improve their utility for all users. It is expected that future revisions of the guidelines will occur only as necessary and as early as possible in the year to allow engineers to understand the implications well in advance of the submission of reserves volumes at year-end.

•	Training Reserves Guidelines Users. In 2004, the Group began and substantially completed the training of approximately 3,000 staff members in the revised Group Reserves Guidelines in order to impart the requirements and guidance of these Guidelines and improve their utility for users.

•	Overhaul of the office of Group Reserves Co-ordinator. Given the technical and compliance elements of reserves determinations, the Group Reserves Co-ordinator will no longer report to business planning or strategy executives in Exploration and Production but rather to the Director of Technology. More staff will be employed to resource the vital function of the Group Reserves Co-ordinator who will also regularly use independent petroleum engineers as deemed necessary, including for the systematic training of engineers in the field. The Group Reserves Co-ordinator will be responsible for the revision and ongoing maintenance and application of the Group’s Guidelines, and as such will be responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and the Group Reserves Auditor as well as for identifying training needs and facilitating training sessions from both a technical and regulatory perspective. The Group Reserves Coordinator will also have an obligation to liaise with internal legal staff on disclosure judgments on the basis of technical compliance and/or materiality.

•	Overhaul of the office of Group Reserves Auditor. More staff will also be dedicated to the Group Reserve Auditor function so that the audit cycle of the Group’s reserves can be made more frequent and each audit can be made more rigorous. The Group Reserves Auditor and his or her staff will now report to the Group Chief Internal Auditor to increase the independence of the Group Reserves Auditor function. The Group Reserves Auditor will also regularly use independent external petroleum engineers to complement and develop in-house expertise.

•	Clarification of roles and responsibilities of the Group Reserves Auditor and the Group Reserves Coordinator. The roles of the Group Reserves Auditor and Group Reserves Coordinator have been redefined to make clear that they must retain a respectful separation and independence so as to allow the Group Reserves Auditor to challenge the Group Reserves Coordinator and Exploration and Production reserve booking decisions more effectively as parts of the Group internal audit function.

Control and Procedures
20-F/A (Amendment No. 2) 2002

•	Removal of reserves from scorecards. Reserves bookings have been removed from performance scorecards (used internally to gauge the performance of the Group’s businesses against identified goals for purposes of management evaluation and for calculating management bonuses) of individuals associated with the reserves assurance process, including senior executives.

•	Improved visibility and accounting of reserves issues by senior management and Directors. The Group’s Committee of Managing Directors will collectively approve the reserve bookings and de-bookings taken by Exploration and Production. Following this approval, a review of the overall outcome will be considered by the GAC.

•	Enhanced accountability of Business CFOs to the Group CFO. The Chief Financial Officers of the businesses now report directly to the Group Chief Financial Officer. This reorganisation is designed to improve the ability of the Group Chief Financial Officer to have effective oversight of financial issues relating to the business units. It will also enable the Group Chief Financial Officer, in turn, to inform colleagues and directors of important disclosure issues, as required.

•	Strengthening of Line Responsibilities for Reserve Reporting. The line authorities and accountabilities for reserve reporting are being reinforced as follows:

–	clarifying that the local Chief Reservoir Engineer is responsible for ensuring that reserves bookings and de-bookings are compliant with SEC rules and requiring that any booking and de-booking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

–	placing business and financial responsibility on the local Chief Executive Officer and Chief Financial Officer, respectively, for the decisions of their Chief Reservoir Engineer;

–	clarifying that ultimate responsibility for booking and de-booking decisions rests with the Chief Financial Officer of Exploration and Production and the Director of Technology of Exploration and Production, working together with the Group Reserves Coordinator;

–	providing for the endorsement of these decisions by the Group’s Committee of Managing Directors; and

– finally, providing for review by the GAC.

•	Enhancement of the Legal Function. To improve the ability of the senior management to benefit from appropriate legal advice, provision has been made for the Group Legal Director to have the ability to attend meetings of the Group’s Committee of Managing Directors, the Conference and the Parent Company Boards. Similarly, the General Counsel of the various businesses, who attend the executive committee meetings of those businesses, have been expressly given the task of identifying disclosure issues for consideration at a higher level. All lawyers at the Group level and the Parent Companies, including the Corporate Secretaries of the Parent Companies, now report to the Group Legal Director, except to the extent inappropriate under applicable legal and fiduciary requirements. The legal function has been given responsibility for actively identifying training needs in areas of disclosure, reporting obligations and corporate governance and devise training programs to address those needs.

•	Enhancement of the Disclosure Committee. The Group’s existing Disclosure Committee has been enhanced to require that the Group Legal Director be a member. The Disclosure Committee has also been given quarterly access to the Group’s Committee of Managing Directors to assess the adequacy of disclosures and ensure the awareness and approval of the Group’s Committee of Managing Directors of those disclosures. In carrying out its responsibility to ensure accuracy, completeness and consistency with other disclosures, the Disclosure Committee will be asked to provide a second level of control over the substantive content of disclosures.

•	Reduction of Job Rotation. The Group will examine the tenure of individuals in key functions. While it is important for numerous reasons to expose people to different experiences within the Group, it is accepted that the period of rotation of certain positions should be extended and, upon rotation, complete and detailed handover notes should form the basis for a formal transfer.

•	Document Retention Policy. A consistent policy is being prepared to be put into place. Following implementation, this policy will be widely disseminated.

•	Promoting Communication and Compliance. Group-wide communications programs are being planned in which the Group’s senior management will emphasize to all employees that integrity and compliance concerns must be raised with the internal audit or legal functions, and must be investigated thoroughly and openly, regardless of who is involved. This policy will be communicated forcefully and frequently. Moreover, a working group of senior executives has been formed to evaluate ways to enhance the effectiveness of the Group’s compliance efforts and to promote consistent communication of compliance requirements throughout the Group.

      Control and Procedures
20-F/A (Amendment No. 2) 2002

2004 Disclosure Controls Review

Subsequent to the January 9, 2004 announcement of the first reserves recategorisation, and under the sponsorship of the Group Disclosure Committee, a review of the control framework in relation to corporate disclosure processes was conducted by Group internal audit. The results of this review identified areas for improvement, including with respect to strengthening and increasing the formalisation of the existing framework, and are consistent with a number of the remedial actions arising out of the independent review described above. The outcome of this internal review was considered by both the Group Disclosure Committee and the GAC, to ensure integrated implementation of agreed actions.

Control and Procedures
20-F/A (Amendment No. 2) 2002

Royal Dutch Petroleum Company

CONTROL OF REGISTRANT

Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government. On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. Please refer to “Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for additional information on this transaction.

Ordinary shares and priority shares

The General Meeting of Shareholders held on May 16, 2002, adopted a resolution to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. The new nominal (par) value of the priority shares is €448 each and of the ordinary shares €0.56 each. The rights of the holders of the ordinary shares have not been impaired. Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of €0.56 each, approximately 73.5% is in bearer form; the remainder is registered. As at March 3, 2003, no interests had been notified to the Company in 5% or more of the Company’s issued ordinary share capital. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management – Share Ownership” on page 77.

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

70       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

ARTICLES OF ASSOCIATION

The following are brief summaries of certain provisions of the Articles of Association of Royal Dutch and of Dutch law. Such descriptions do not purport to be complete and are qualified in their entirety by reference to Royal Dutch’s Articles of Association, Book 2 of the Netherlands Civil Code and other Dutch laws. A copy of Royal Dutch’s Articles of Association translated into English is incorporated by reference into this Amendment No.2.

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

Royal Dutch Petroleum Company       71
20-F/A (Amendment No. 2) 2002

Managing Directors and members of the Supervisory Board

Royal Dutch is managed by a Board of Management under the supervision of a Supervisory Board.

(a)	A Managing Director or member of the Supervisory Board shall not vote in respect of a proposal, arrangement or contract in which he is materially interested.

(b)	A Managing Director shall not vote in respect of any matter regarding compensation to himself or to any of the other Managing Directors. Each of the Managing Directors receives a remuneration, which shall be fixed by the Supervisory Board. The maximum aggregate remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders for division by the Supervisory Board among its members.

(c)	The Managing Directors are empowered to exercise all powers of Royal Dutch to borrow money subject to the authorisation of the Supervisory Board being required for contracting loans that will mature in more than one year.

(d)	Managing Directors and members of the Supervisory Board are not required to hold shares of Royal Dutch in order to be qualified.

Rights attaching to each class of shares

(a)	Dividend rights

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

72       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Royal Dutch Petroleum Company       73
20-F/A (Amendment No. 2) 2002

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

74       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Please see “Controls and Procedures — Investigation and Report to the Group Audit Committee; Management Changes” for information on management changes occurring subsequent to March 3, 2003.

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

a	On March 3, 2004, Malcolm Brinded resigned from the Board of Management of Royal Dutch and was appointed a Director and Managing Director of Shell Transport.

b	On March 3, 2004, Walter van de Vijver resigned from the Board of Management of Royal Dutch and as a Group Managing Director.

Royal Dutch Petroleum Company       75
20-F/A (Amendment No. 2) 2002

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

76       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

Share Ownership

The interests in ordinary shares of Royal Dutch, including outstanding share options, of the members of the Supervisory Board and the Managing Directors of Royal Dutch at March 3, 2003, were:

	Share options[a]		Ordinary shares

Supervisory Board
Aad Jacobs	–		–
Maarten van den Bergh[b]	37,950		4,000
Jonkheer Aarnout Loudon	–		75,000
Professor Hubert Markl	–		–
Professor Joachim Milberg	–		–
Lawrence Ricciardi	–		–
Henny de Ruiter	–		–
Jan Timmer	–		–

Managing Directors
Jeroen van der Veer	270,850		9,012
Malcolm Brinded	50,000	[c]	2,500
Walter van de Vijver	187,000		10,668

a	Additional information is included in the Notes to the Royal Dutch Financial Statements under “Remuneration – Long-term incentives” on pages R13 and R14.

b	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

c	Excluding 713,900 options on Shell Transport shares.

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

Royal Dutch Petroleum Company       77
20-F/A (Amendment No. 2) 2002

Code of Ethics

For the guidance of principal executives and senior finance officers, a Code of Ethics has been drawn up in conjunction with the Group’s Statement of General Business Principles. This Code of Ethics can be found on the Shell website (see www.shell.com/codeofethics).

Compensation of Directors and Officers

The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors and officers of Royal Dutch as a group by Royal Dutch and companies of the Royal Dutch/ Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2002, was €8,294,688. In addition, €1,135,727 was paid during 2002 for service during the fiscal year ended December 31, 2001. The aggregate amount set aside to provide pension, retirement and similar benefits for Managing Directors and officers of Royal Dutch by Royal Dutch and companies of the Royal Dutch/ Shell Group of Companies during the fiscal year ended December 31, 2002, was a credit of €163,788. Reference is made to the information given in the Remuneration section on pages R12 to R17 relating to emoluments of the members of the Board of Management and the Supervisory Board.

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

78       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

The “Shell” Transport and Trading Company,
Public Limited Company

CONTROL OF REGISTRANT

Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of March 3, 2003, there were the following interests in more than 3% of the issued Ordinary share capital of Shell Transport. Barclays PLC (more than 3% but less than 4%); this interest has subsisted since December 2002. Legal & General Group Plc (more than 3% but less than 4%); this interest has subsisted since January 2003. Between May 2001 and March 2002 The Capital Group Companies Inc. held more than 3% but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of March 3, 2003 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management – Share Ownership” on page 86.

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. Please refer to “Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for additional information on this transaction.

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
20-F/A (Amendment No. 2) 2002

	London		New York

	High	Low	High	Low
Period	£	£	$	$

2002
July	5.09	3.80	46.70	35.30
August	4.60	4.06	41.85	37.27
September	4.34	3.70	39.23	34.59
October	4.28	3.81	40.02	35.56
November	4.19	3.99	39.33	37.34
December	4.16	3.91	38.96	37.43

2003
January	4.21	3.50	41.05	34.40
February	3.79	3.45	36.99	34.01

At March 3, 2003 there were 350 First Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 2 holders of record registered with an address in the United States of America. At the same date there were 1,375 Second Preference shares of £1 each representing approximately 0.01% of the issued shares of the class held by 7 holders of record registered with an address in the United States of America. (Reference is made to page S10 for additional information on the Preference shares).

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain provisions of Shell Transport’s Memorandum and Articles of Association and of English law. This summary is qualified in its entirety by reference to the UK Companies Act of 1985, as amended (the Companies Act), and Shell Transport’s Memorandum and Articles of Association. Copies of Shell Transport’s Memorandum and Articles of Association are incorporated by reference into this Amendment No. 2.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

(c)	Rights in a winding-up
Upon Shell Transport’s winding-up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits” on pages 80 and 81) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

(d)	Redemption provisions
The Ordinary shares and the Preference shares are not subject to any redemption provisions.

(e)	Sinking fund provisions
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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

of the UK will not be subject to UK inheritance tax on the individual’s death or on a gift of the shares in the seven years prior to death unless the shares are part of the business property of a permanent establishment of the individual in the UK, or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.

Stamp Duty Reserve Tax

The United Kingdom Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to under the Item entitled “Nature of trading market” on page 79, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

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

On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a Director of Shell Transport with effect from October 4, 2004.

Please see “Controls and Procedures – Investigation and Report to the Group Audit Committee; Management Changes” for additional information on management changes occurring subsequent to March 3, 2003.

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
20-F/A (Amendment No. 2) 2002

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
20-F/A (Amendment No. 2) 2002

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

Share Ownership

Directors of Shell Transport had the following beneficial interests in Shell Transport at March 3, 2003:

	Share Options[a]	25p Ordinary shares

Managing Directors
Sir Philip Watts	2,003,001	66,723
Paul Skinner	1,803,151	60,502
Non-executive Directors
Teymour Alireza	–	29,093
Sir Peter Burt	–	10,000
Dr Eileen Buttle	–	3,400
Luis Giusti	–	–
Nina Henderson	–	9,000
Sir Peter Job	–	–
Sir John Kerr	–	10,000
Sir Mark Moody-Stuart	927,800	600,000
Lord Oxburgh	–	5,829

a	Additional information is included in the Notes to the Shell Transport Financial Statements under “Remuneration Report – Share options” on page S20.

Directors’ share interests in Shell Transport under the Deferred Bonus Planb

The interests of Directors in the Ordinary shares of Shell Transport pursuant to the Deferred Bonus Plan at March 3, 2003:

	25p Ordinary shares

		Matching/
	2001 Bonus	dividend	Total
	deferred	awards	Dec 31, 2002	Release date

Sir Philip Watts	28,455	15,374	43,829	11.03.05
Paul Skinner	21,138	11,421	32,559	11.03.05

b	Additional information is included in the notes to the Shell Transport Financial Statements under “Remuneration Report – Remuneration of the Directors” on page S19.

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
20-F/A (Amendment No. 2) 2002

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

Reference is made to the information given in the Remuneration section on pages S15 to S20 relating to Directors’ emoluments.

None of the Directors of Shell Transport has service contracts with Shell Transport, their employing company or any other Group company providing for benefits upon termination.

The “ Shell ” Transport and Trading Company, Public Limited Company  87
20-F/A (Amendment No. 2) 2002

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

88       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

Index to the Financial Statements and Exhibits

(A) Financial Data*	Page

Royal Dutch Petroleum Company:
Report of Registered Independent Public Accountants	R1
Financial Statements
Profit and Loss Account	R2
Statement of Appropriation of Profit	R2
Earnings per ordinary share	R2
Balance Sheet	R2
Statement of Cash Flows	R2
Notes to the Financial Statements	R3
Remuneration	R12

The “Shell” Transport and Trading Company, Public Limited Company:
Report of Registered Independent Public Accountants	S1
Financial Statements
Profit and Loss Account	S2
Earnings per Ordinary share	S2
Balance Sheet	S2
Statement of Total Recognised Gains and Losses	S3
Statement of Retained Profit	S3
Statement of Cash Flows	S4
Notes to the Financial Statements	S5
Remuneration Report	S15

Royal Dutch/ Shell Group of Companies:
Report of Registered Independent Public Accountants on the	G1
US GAAP Financial Statements
Statement of Income	G2
Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G2
Statement of Assets and Liabilities	G3
Statement of Cash Flows	G4
Notes to the US GAAP Financial Statements	G5
Report of Registered Independent Public Accountants on the	G43
Netherlands GAAP Financial Statements
Statement of Income	G44
Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets	G44
Statement of Assets and Liabilities	G45
Notes to the Netherlands GAAP Financial Statements	G46
Supplementary information – Oil and Gas (unaudited)	G54
Reserves	G54
Standardised measure of discounted future cash flows	G68
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	G70

Index to the Financial Statements and Exhibits  89
20-F/A (Amendment No. 2) 2002

(B) Exhibits		Page

(B) Exhibits		E1

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2002 (incorporated by reference to Exhibit 8 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
23.1	Consent of KPMG Accountants N.V., The Hague	E2
23.2	Consent of PricewaterhouseCoopers LLP, London	E3
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E4
23.4	Consent of KPMG Accountants N.V., The Hague	E5
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E6
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
99.1	Section 302 Certification of Royal Dutch	E9
99.2	Section 302 Certification of Royal Dutch	E10
99.3	Section 302 Certification of Shell Transport	E11
99.4	Section 302 Certification of Shell Transport	E12
99.5	Section 906 Certification of Royal Dutch	E13
99.6	Section 906 Certification of Shell Transport	E14

*	Schedules not included have been omitted because they are not applicable or not required. Alternatively, the required information is shown in the financial statements or notes thereto. Summarised financial information in aggregate for majority-owned subsidiaries not consolidated and 50% or less-owned persons, the investments in which are accounted for by the equity method, has been provided in the notes to the financial statements. Separate financial statements for any such individual majority-owned subsidiary not consolidated or 50% or less-owned person, the investments in which are accounted for by the equity method, have been omitted because none constitutes a “significant subsidiary”.

90       Index to the Financial Statements and Exhibits
20-F/A (Amendment No. 2) 2002

Royal Dutch Petroleum Company
Report of Registered Independent Public Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2002, 2001 and 2000 appearing on pages R2 to R11. The preparation of these Financial Statements is the responsibility of the Board of Management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

The report of Registered independent public accountants on the 2002, 2001 and 2000 Financial Statements of the Royal Dutch/ Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G43.

As discussed in Note 2(a) on pages R3 and R4, the Company has restated its Financial Statements for the three years ended December 31, 2002 and made certain changes in its accounting principles.

As discussed in Note 2(b) on page R4, the Company restated its Financial Statements for the three years ended December 31, 2002, to correct for the impact of the Second Reserves Restatement.

As discussed in Note 12 on pages R8 and R9, the Company has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for earnings per share.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 on pages R9 and R10.

/s/ KPMG Accountants N.V.

-----------------------------------------------------
KPMG Accountants N.V., The Hague — The Netherlands
Registered independent public accountants

March 5, 2003, except for Note 2(a) (First Restatement of previously issued financial statements), Note 12 (Earnings per share), and Note 15 (Reconciliation between Netherlands GAAP and US GAAP (as restated)), which are as of May 22 2004, and except for Note 2(b) (Second Restatement of previously issued financial statements) and Note 16 (Subsequent events), which are as of March 3, 2005.

Royal Dutch Petroleum Company      R 1
20-F/A (Amendment No. 2) 2002

Financial Statements

Profit and Loss Account (as restated)				€ million

	Note	2002	2001	2000

Share in the net income of companies of the Royal Dutch/ Shell Group	4	6,076	6,897	8,314
less Administrative expenses		5	6	4

		6,071	6,891	8,310

Interest income		28	33	24

Profit before taxation		6,099	6,924	8,334

less Taxation		8	10	7

Profit after taxation		6,091	6,914	8,327

Statement of Appropriation of Profit (as restated)					€ million

	Note	2002		2001	2000

Profit after taxation		6,091		6,914	8,327
Taken from/(to) Statutory investment reserve	5	(2,759)		(749)	(2,620)
Undistributed profit at beginning of year		2,670		2,701	402
Repurchase of share capital		(847)		(2,654)	–
Unclaimed dividends forfeited		1		1	1

Available for distribution		5,156		6,213	6,110

less Interim dividend[a]		1,506	[b]	1,501	1,436
Final dividend		2,084	b c	2,042	1,973

		3,590		3,543	3,409

Undistributed profit at end of year		1,566		2,670	2,701

a	Including 4% cumulative preference dividend amounting to €26,880 on priority shares (2000 and 2001: €27,227).

b	No dividends are paid on ordinary shares acquired and held by the Company in its own capital.

c	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Earnings per ordinary share (as restated)[a]			€

	2002	2001	2000

Net income/profit after taxation	2.96	3.30	3.91

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

a	On weighted average 2,092,718,616 shares in issue during the year 2002 (2001: on 2,119,873,567 and 2000: on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

Balance Sheet (as restated)[a]				€ million

		Dec 31		Dec 31
	Note	2002		2001

Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/ Shell Group	5	34,986		38,418
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/ Shell Group		2,982		4,111
Other receivables	6	36		23
Cash and cash equivalents		589		549

		3,607		4,683

Current liabilities
Final dividend		2,084	[b]	2,042
Other liabilities	7	11		9

		2,095		2,051

Current assets less current liabilities		1,512		2,632

Total assets less current liabilities		36,498		41,050

Shareholders’ equity
Paid-up capital	8
Ordinary shares		1,175		1,206
Priority shares		1		1

		1,176		1,207

Share premium reserve		1		1
Investment reserves	5
Statutory		23,052		25,466
Currency translation differences		(2,370)		(4,299)
Other		13,058		16,005

		33,740		37,172

Other statutory reserves	9	15		–
Undistributed profit		1,566		2,670

		36,498		41,050

a	The appropriation of profit has already been incorporated in the Balance Sheet.

b	Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Statement of Cash Flows			€ million

	2002	2001	2000

Returns on investments and servicing of finance
Dividends received from Group companies	4,446	6,342	3,352
Interest received	32	30	26
Other	(5)	(5)	–

Net cash inflow/(outflow) from returns on investments and servicing of finance	4,473	6,367	3,378

Taxation
Tax (paid)/recovered	(8)	(14)	(3)
Financing
Repurchase of share capital, including expenses	(889)	(2,700)	–
Dividends paid	(3,536)	(3,459)	(3,283)

Increase/(decrease) in cash and cash equivalents	40	194	92

Cash at January 1	549	355	263

Cash at December 31	589	549	355

R 2       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

Notes to the Financial Statements

1   The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/ Shell Group of Companies is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/ Shell Group of Companies.

The Financial Statements of the Royal Dutch/ Shell Group of Companies and the Notes thereto on pages G2 to G42 and G44 to G53 form part of the Notes to the Annual Accounts.

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

2(a)   First Restatement of previously issued financial statements

The Group Financial Statements included in this Amendment No. 2 are presented in accordance with US GAAP and include separate financial information prepared under Netherlands GAAP. The accounting policies under Netherlands GAAP have been changed to correct inappropriate departures from Netherlands GAAP, in respect of inventory accounting and the amortisation of goodwill, in order to more closely reflect accounting practice generally accepted in the Netherlands. In addition, errors in the depreciation, depletion and amortisation charges related to the restatement of reserves resulting from field reviews concluded in April 2004 (the First Reserves Restatement) (see note 32(a) of the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies on pages G46 to G47) have been adjusted with restatement of prior years (beginning on page G48 of the Netherlands GAAP information of the Royal Dutch/ Shell Group of Companies). The accounting principles in the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies have also been revised at the election of the Group in respect of exploration costs and certain contracts for the sale and delivery of own natural gas production. The effect on the determination of the share of Royal Dutch in the net income of companies of the Royal Dutch/ Shell Group is disclosed in Notes 32(a) to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies on pages G46 to G48.

Prior year amounts related to these accounting changes have been restated to conform with current year presentation.

Royal Dutch Petroleum Company      R 3
20-F/A (Amendment No. 2) 2002

The effect on profit after taxation and the Shareholders’ equity of Royal Dutch is as follows:

€ million

				Shareholders’
	Profit after taxation			equity

				December 31,	December 31,
	2002	2001	2000	2002	2001

As previously reported	6,004	7,282	8,285	36,446	41,063

First Reserves Restatement	(69)	(28)	(52)	(176)	(111)
Changes in accounting principles of the Royal Dutch/ Shell Group of Companies
Valuation of inventories	324	(299)	175	537	230
Goodwill amortisation	(76)			(76)
Exploration costs	(39)	(9)	(27)	(99)	(62)
Valuation of certain gas contracts	(25)			(25)
Currency translation effect	(11)	1	10	(13)	(1)

As restated	6,108	6,947	8,391	36,594	41,119

2(b)  Second Restatement of previously issued financial statements

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1.37 billion boe of oil and gas that were reported as at December 31, 2003 and further restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G54 to G69 for additional information regarding the First Reserves Restatement and Second Reserves Restatement.

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and the First Reserves Restatement and in light of the report of Davis, Polk & Wardwell to the Group Audit Committee. See “Supplemental Information – Oil and Gas (unaudited)” on page G54 to G69.

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges in the Group Financial Statements in each of the years covered by the Second Financial Restatement. The effect of the Second Financial Restatement was to reduce the net income of the Company in 2002 by €17 million (2001: €33 million; 2000: €64 million), and to reduce the previously reported Shareholders’ equity of the Company as at December 31, 2002 by €96 million (2001: €69 million).

3   Accounting principles

The Annual Accounts of Royal Dutch include the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies. These Annual Accounts have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 4 and 5). Accounting principles used by the Group are given in the Notes to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on page G46.

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

R 4       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

4   Share in the net income of companies of the Royal Dutch/ Shell Group

The amount dealt with under this heading in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/ Shell Group as presented in the Group Financial Statements on page G52. The Royal Dutch share in the net income of the Royal Dutch/ Shell Group amounts to €6,076 million, the equivalent of $5,722 million (2001: €6,897 million, the equivalent of $6,180 million). Net income has been translated into euros using the weighted-average rate of exchange for the year.

The dividend for 2002 distributed and yet to be distributed by Group companies to Royal Dutch amounted to €3,317 million, the equivalent of $3,261 million (2001: €6,148 million, the equivalent of $5,498 million).

5   Investments and reserves

The 60% interest in Group net assets is equal to the interest applicable to Royal Dutch as shown in Note 36 to the Financial Statements of the Royal Dutch/ Shell Group of Companies (on pages G51 to G53) .

Royal Dutch’s investments in the companies of the Royal Dutch/ Shell Group are stated at an amount equal to the 60% share in Group net assets, translated into euros at the year-end rate. Movements during the year are translated at different rates of exchange. The resulting difference is included in Translation effect arising from movements in dollar/euro rate.

The difference of €33,740 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves – Other.

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-dollar companies to dollars at year-end rates of exchange (see Note 4 to the Financial Statements of the Royal Dutch/ Shell Group of Companies on pages G13 and G14) and is shown under Investment reserves as Currency translation differences.

The net increase/ decrease in Parent Companies’ shares held by Group companies represents the balance of sales and purchases of these shares minus dividends received on these shares.

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/ losses on securities and on cash flow hedges and minimum pension liability adjustments and is translated at year-end rate (see Note 5 to the Financial Statements of the Royal Dutch/ Shell Group of Companies on page G14).

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

Royal Dutch Petroleum Company      R 5
20-F/A (Amendment No. 2) 2002

Movements in Investments and Investment reserves (as restated)

	$ million		€ million

				Investment reserves

	60% interest				Currency
	in Group	Exchange	Royal Dutch		translation
	net assets	Rate (€/$)	investments	Statutory	differences	Other	Total

Balance at December 31, 2000 (as previously reported)	34,252		36,988	23,298	(2,994)	15,438	35,742

Cumulative restatement per December 31, 2000 as described in Notes 2(a) and 2(b)	318	1.07	341	336	5		341

Balance at December 31, 2000[a]	34,570		37,329	23,634	(2,989)	15,438	36,083

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2000			(212)			(212)	(212)

Share of Group net assets at December 31, 2000	34,570	1.07	37,117	23,634	(2,989)	15,226	35,871

Movements during the year 2001
Share in the net income of Group companies	6,180	1.12	6,897
Distribution to Royal Dutch	(5,498)	1.12	(6,148)

Undistributed net income of Group companies	682	1.10	749	749			749
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(385)	1.12	(430)			(430)	(430)
Other comprehensive income, net of tax	(1,182)	1.13	(1,335)	(183)	(1,152)		(1,335)
Translation effect arising from movements in dollar/euro rate			1,970	1,266	(158)	862	1,970

Share of Group net assets at December 31, 2001	33,685	1.13	38,071	25,466	(4,299)	15,658	36,825

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			347			347	347

Balance at December 31, 2001			38,418	25,466	(4,299)	16,005	37,172

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			(347)			(347)	(347)

	33,685	1.13	38,071	25,466	(4,299)	15,658	36,825

Movements during the year 2002
Share in the net income of Group companies	5,722	1.06	6,076
Distribution to Royal Dutch	(3,261)	1.02	(3,317)

Undistributed net income of Group companies	2,461	1.12	2,759	2,759			2,759
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(507)	1.06	(538)			(538)	(538)
Other comprehensive income, net of tax	455	0.96	434	(831)	1,265		434
Translation effect arising from movements in dollar/euro rate			(6,236)	(4,342)	664	(2,558)	(6,236)

Share of Group net assets at December 31, 2002	36,094	0.96	34,490	23,052	(2,370)	12,562	33,244

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			496			496	496

Balance at December 31, 2002	36,094		34,986	23,052	(2,370)	13,058	33,740

a	See Note 36 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies.

6   Other receivables

		€ million

	Dec 31	Dec 31
	2002	2001

Dividend tax receivable	35	19
Other receivables	1	4

	36	23

R 6       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Royal Dutch Petroleum Company      R 7
20-F/A (Amendment No. 2) 2002

11	Remuneration of members of the Supervisory Board and Managing Directors
For the amounts borne in 2002 by Royal Dutch and by the Royal Dutch/Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables on pages R15 to R16.

For the amounts borne in 2002 by Royal Dutch and by companies of the Royal Dutch/Shell Group in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table on page R17. This table also includes amounts borne by companies of the Royal Dutch/Shell Group in respect of remuneration for two members of the Supervisory Board who served simultaneously as Directors of these companies.

In addition to the pensions from a pension fund, ten former Managing Directors receive retirement benefits for duties performed by them simultaneously in the past as Directors of Group Companies, as referred to in the previous paragraph. These retirement benefits have not been insured but provisions have been made in respect thereof in accordance with applicable accounting principles. In 2002, an amount of €463,004 (2001: €459,645) has been added to the provision for retirement benefits of former Managing Directors.

The breakdown of these charges per former Managing Director is as follows:

€

	2002	2001

Drs M.A. van den Bergh	71,779	71,848
A.P. Bénard	31,188	29,641
Ir. J.H. Choufoer	35,094	34,963
Ir. J.M.H. van Engelshoven	47,368	47,057
R.M. Hart	52,006	51,083
Drs C.A.J. Herkströter	52,580	52,671
Ir. H. de Ruiter	68,670	68,824
Ir. K. Swart	14,292	14,115
Ir. L.C. van Wachem	66,422	66,236
Ir. E.G.G. Werner	23,605	23,207

Total[a]	463,004	459,645

a	These amounts differ from actual relevant pensions paid.

12	Earnings per share
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

Quantitative information concerning the effect of the above restatement and changes in accounting principles is set forth in the table below and additional information regarding the nature of these items is contained in Note 2(a) and 2(b).

R 8       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

	2002	2001	2000

Basic earnings per ordinary share (as previously reported)	2.87	3.44	3.86
Adjustments
Correction number of weighted shares	0.05	0.03	0.03
First Reserves Restatement	(0.03)	(0.01)	(0.02)
Valuation of Inventories	0.16	(0.14)	0.08
Amortisation of goodwill	(0.04)
Exploration costs	(0.02)		(0.01)
Valuation of natural gas contracts	(0.01)
Currency translation effect	(0.01)	–

Basic earnings per share (as previously restated)	2.97	3.32	3.94

Adjustments
Second Reserves Restatement	(0.02)	(0.02)	(0.02)
Currency Translation effect	0.01		(0.01)

As restated	2.96	3.30	3.91

Diluted earnings per ordinary share

As previously reported	2.87	3.44	3.86
As previously restated	2.97	3.32	3.94

As restated	2.96	3.30	3.91

13	List of companies of the Royal Dutch/Shell Group
A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Registrar in The Hague.

14	Employee numbers
Royal Dutch did not have any employees at year-end 2002 or 2001. The Managing Directors of Royal Dutch have a contract of employment with Shell Petroleum N.V.

15	Reconciliation between Netherlands GAAP and US GAAP (as restated)

			€						€ million

	Basic earnings per ordinary share			Net income			Net assets

	2002	2001	2000	2002	2001	2000	2002	2001	2000

In accordance with Netherlands GAAP:	2.96	3.30	3.91	6,091	6,914	8,327	36,498	41,050	40,002
Adjustments for US GAAP:
Amortisation of goodwill	0.04	–	–	76	–	–	69	–	–

In accordance with US GAAP	3.00	3.30	3.91	6,167	6,914	8,327	36,567	41,050	40,002

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

Royal Dutch Petroleum Company      R 9
20-F/A (Amendment No. 2) 2002

60% interest of Royal Dutch in line items as derived from
the Netherlands GAAP Group Financial Statements (as restated)	€ million	$ million

Balance Sheet
2002:
Current assets	23,883	24,993
Non current assets	65,607	68,657
Current liabilities	(31,650)	(33,121)
Non current liabilities	(21,304)	(22,294)
Minority interests in Group companies (60% of Group amount on page G45 translated at year end rate on page R6)	(2,046)	(2,141)

Royal Dutch share of Group net assets (see pages R6-Euro & G53-$)	34,490	36,094
Add 60% interest of Parent Company shares held by the Group (R6)	496

Balance of Royal Dutch investment in the Group (Pages R2 and R6)	34,986
Other assets and liabilities of Royal Dutch	1,512

Net Assets	36,498

2001:
Current assets	20,830	18,430
Non current assets	56,255	49,775
Current liabilities	(22,695)	(20,080)
Non current liabilities	(13,969)	(12,360)
Minority interests in Group companies (60% of Group amount on page G45 translated at year end rate on page R6)	(2,350)	(2,080)

Royal Dutch share of Group net assets (see pages R6-Euro & G53-$)	38,071	33,685
Add 60% interest of Parent Company shares held by the Group (R6)	347

Balance of Royal Dutch investment in the Group (Pages R2 and R6)	38,418
Other assets and liabilities of Royal Dutch	2,632

Net Assets	41,050

Profit and Loss account
2002:
Sales proceeds (Revenue)	149,426	141,289
Operating profit	11,474	10,849
Net income for the year	6,076	5,722
Distribution for the year	3,317	3,261

2001:
Sales proceeds (Revenue)	118,640	106,321
Operating profit	12,782	11,455
Net income for the year	6,897	6,180
Distribution for the year	6,148	5,498

2000:
Sales proceeds (Revenue)	124,212	114,851
Operating profit	15,975	14,771
Net income for the year	8,314	7,688
Distribution for the year	5,694	5,147

16	Subsequent events
Contingencies and Litigation
Subsequent to the year ended December 31, 2002, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Royal Dutch is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on Royal Dutch’s financial condition although they could have a significant effect on periodic results. On 29 July 2004, the Group announced that it had reached agreements in principle with the SEC and the FSA to resolve their investigations. In connection with the agreement in principle with the SEC, Shell consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Shell violated, and requiring Shell to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement in principle with the FSA, Shell agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Shell breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules make under it and agreed to pay a penalty of £17 million.

R 10       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

Priority Share

On June 17, 2004, the Board of Directors of Royal Dutch announced that it will propose to its Annual General Meeting of Shareholders to be held on June 28, 2005 to abolish the priority shares.

Restructuring

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell, and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

Royal Dutch Petroleum Company      R 11
20-F/A (Amendment No. 2) 2002

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

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Supervisory Board of Royal Dutch and the Board of Shell Transport (see page 77) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

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

R 12       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Royal Dutch Petroleum Company      R 13
20-F/A (Amendment No. 2) 2002

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

R 14       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Emoluments of Managing Directors					€

	2002		2001		2000

Jeroen van der Veer
Salaries	1,013,729		923,929		824,201
Performance-related element[a]	1,230,500	[b]	619,450	[b]	398,601

Total cash	2,244,229		1,543,379		1,222,802
Other compensation[c]	4,768		4,620		4,486
Realised share option gains upon exercise	–		293,440		339,600

	2,248,997		1,841,439		1,566,888

Malcolm Brinded
Salaries	372,500		–		–
Performance-related element[a]	428,375	[b]	–		–

Total cash	800,875		–		–
Other compensation[c]	2,210	[d]	–		–
Realised share option gains upon exercise	–		–		–

	803,085		–		–

Harry Roels
Salaries	2,587,973	[e]	743,779		697,598
Performance-related element[a]	–		501,430		318,145

Total cash	2,587,973		1,245,209		1,015,743
Other compensation[c]	2,282		4,553		4,421
Realised share option gains upon exercise	–		–		–

	2,590,255		1,249,762		1,020,164

Walter van de Vijver[f]
Salaries	735,095		342,536		–
Performance-related element[a]	902,750		221,330		–

Total cash	1,637,845		563,866		–
Other compensation[c]	18,091	[g]	2,162		–
Realised share option gains upon exercise	–		–		–

	1,655,936		566,028		–

a	The performance-related element is included in the year to which it relates.

b	Of which one-third was deferred under the Deferred Bonus Plan.

c	Includes social security premiums paid by the employer and employer’s contribution to the health insurance plan and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

d	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

e	Includes lump sum on departure.

f	On March 3, 2004, Mr. Walter van de Vijver stepped down from the Board of Management of Royal Dutch and as a Group Managing Director, by mutual consent.

g	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.

Pensions					€ thousand

		Years of	Increase in		Accumulated	Pension
		Group	accrued		annual	premium
		service	pension		pension	2002
	Age as at	as at	during		as at	paid by
	31.12.02	31.12.02	2002		31.12.02	employer

Jeroen van der Veer	55	31	67		599	0
Malcolm Brinded	49	28	7	[a]	418	37	[a]
Harry Roels[b]	54	30	(18)		435	0
Walter van de Vijver	47	23	27		314	0

a	As from July 1, 2002.

b	Mr Roels left Group service on June 30, 2002, with a deferred pension payable as from his normal retirement date.

Royal Dutch Petroleum Company      R 15
20-F/A (Amendment No. 2) 2002

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

R 16       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

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

Royal Dutch Petroleum Company      R 17
20-F/A (Amendment No. 2) 2002

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

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G30 to G32.

R 18       Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2002

The “Shell” Transport and Trading Company,
Public Limited Company

Report of Registered Independent Public Accountants

To: The Board of Directors and Shareholders of The “ Shell ” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “ Shell ” Transport and Trading Company, Public Limited Company for the years 2002, 2001 and 2000 appearing on pages S2 to S14. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

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

As discussed in Note 2(b) on page S5, the Company has restated its Financial Statements for the three years ended December 31, 2002, and made certain changes in its accounting principles.

As discussed in Note 2(c) on page S6, the Company restated its Financial Statements for the three years ended December 31, 2002 to correct for the impact of the Second Reserves Restatement.

As discussed in Note 5 on page S8, the Company has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for earnings per share.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 on pages S12 and S13.

/s/ PricewaterhouseCoopers LLP

-----------------------------------------------------
PricewaterhouseCoopers LLP, London — United Kingdom
Registered independent public accountants

March 6, 2003, except for Note 2(b) (First Restatement of previously issued financial statements) and Note 5 (Earnings per share), which are as of May 23, 2004, and except for Notes 2(c) (Second Restatement of previously issued financial statements), Note 12 (Reconciliation between US GAAP and UK GAAP(as restated)) and Note 13 (Subsequent events), which are as of March 3, 2005.

The “ Shell ” Transport and Trading Company, Public Limited Company S 1
20-F/A (Amendment No. 2) 2002

Financial Statements

of The “Shell” Transport and Trading Company, p.l.c.

Profit and Loss Account	£ million

	Note	2002	2001	2000

Income from shares in companies of the Royal Dutch/ Shell Group	3	1,403.2	2,545.6	2,307.4
Interest and other income		5.4	5.8	4.5

		1,408.6	2,551.4	2,311.9
Administrative expenses		4.2	3.4	3.3

Profit on ordinary activities before taxation		1,404.4	2,548.0	2,308.6
Tax on profit on ordinary activities	4	0.4	0.7	0.3

Distributable profit for the year		1,404.0	2,547.3	2,308.3

		As restated	As restated	As restated
Distributable profit for the year		1,404.0	2,547.3	2,308.3
Share of earnings retained by companies of the Royal Dutch/Shell Group	2,6	1,140.7	316.2	1,185.3
Earnings for the year attributable to shareholders		2,544.7	2,863.5	3,493.6

Aggregate dividends paid and proposed		1,475.0	1,440.6	1,452.6

All results relate to continuing operations.

Earnings per 25p Ordinary share[a]	Pence

		2002	2001	2000
		As restated	As restated	As restated

Distributable profit for the year	5	14.6	26.1	23.4
Distributable profit for the year		14.6	26.1	23.4
Share of earnings retained by companies of the Royal Dutch/Shell Group		11.9	3.2	12.0
Earnings for the year attributable to shareholders		26.5	29.3	35.4

a	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies.

Balance Sheet	£ million

		2002	2001
	Note	As restated	As restated

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	6	15,654.6	16,026.8
Current assets
Debtors
Dividends receivable from companies of the Royal Dutch/ Shell Group		1,263.7	1,699.3
Other debtors		0.1	0.4

		1,263.8	1,699.7
Cash at bank:
Short-term deposits		89.9	67.5
Cash		0.4	0.6

		1,354.1	1,767.8

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/ Shell Group		1.1	1.0
Corporation tax		0.2	0.4
Unclaimed dividends		9.5	9.1
Other creditors and accruals		2.3	2.3
Preference dividends accrued		0.3	0.3
Ordinary dividend proposed		899.1	872.5

		912.5	885.6

Net current assets		441.6	882.2

Total assets less current liabilities		16,096.2	16,909.0

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	7	2,416.9	2,437.2
Capital redemption reserve	8	69.0	48.7
Revaluation reserve	6	13,154.9	13,527.1
Profit and Loss Account		443.4	884.0

		16,084.2	16,897.0

Non-equity interests
Called-up share capital:	7
First Preference shares		2.0	2.0
Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	9	16,096.2	16,909.0

Lord Oxburgh

Chairman
March 3, 2005

S 2       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

Statement of Total Recognised Gains and Losses (as restated)
				£ million

	Note	2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group	6	(372.2)	256.3	1,617.2

Total recognised gains and losses relating to the year		1,031.8	2,803.6	3,925.5
Prior year adjustment	2	(5.4)	–	–

Total recognised gains and losses since last annual report		1,026.4	2,803.6	3,925.5

Statement of Retained Profit				£ million

		2002	2001	2000

Distributable profit for the year		1,404.0	2,547.3	2,308.3
Distributable retained profit
at beginning of year		884.0	876.3	20.6

		2,288.0	3,423.6	2,328.9
Dividends on non-equity shares:	7
First Preference shares		0.1	0.1	0.1
Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		2,287.2	3,422.8	2,328.1

Dividends on equity shares:	7
25p Ordinary shares
Interim of 5.95p in 2002, 5.85p in 2001 and 5.7p in 2000		578.0	574.4	566.8
Final of 9.30p in 2002, 8.95p in 2001 and 8.9p in 2000		899.1	872.5	885.0
Reduction due to share buyback and unclaimed dividends		(2.9)	(7.1)	–

		1,474.2	1,439.8	1,451.8

Share repurchase including expenses		369.6	1,099.0	–

Distributable retained profit at end of year		443.4	884.0	876.3

The “ Shell ” Transport and Trading Company, Public Limited Company S 3
20-F/A (Amendment No. 2) 2002

Statement of Cash Flows		£ million

	2002	2001	2000

Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/ Shell Group	1,838.8	2,586.9	1,412.0
Interest received	5.6	5.5	4.3
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(3.7)	(2.6)	(2.4)

Net cash inflow from returns on investments and servicing of finance	1,839.9	2,589.0	1,413.1

Taxation
Tax paid	(0.6)	(0.5)	(0.3)
Equity dividends paid
Ordinary shares	(1,447.6)	(1,452.3)	(1,412.0)
Management of liquid resources (short-term deposits)
Net cash inflow/(outflow) from management of liquid resources	(22.4)	(38.0)	(0.5)
Financing
Repurchase of share capital, including expenses	(369.6)	(1,099.0)	–
Net (decrease)/increase in amounts due to companies of the Royal Dutch/ Shell Group	0.1	0.5	0.1

Increase/(Decrease) in cash	(0.2)	(0.3)	0.4
Cash at January 1	0.6	0.9	0.5

Cash at December 31	0.4	0.6	0.9

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

S 4       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

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

2(a)   Accounting policies and convention

The Financial Statements on pages S2 to S14 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/Shell Group (see Note 6). The disclosures described in Note 3 have been derived from the Group Financial Statements.

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

2(b)   First Restatement of previously issued financial statements

In this Amendment No. 2 the Group Financial Statements are presented in accordance with US GAAP with separate information presented under Netherlands GAAP. The accounting policies under Netherlands GAAP in the Group Financial Statements, in respect of inventory accounting, the amortisation of goodwill, exploration costs, and certain contracts for the sale and delivery of own natural gas production, have been revised in this Amendment No. 2. The Netherlands GAAP basis of presentation in the Group Financial Statements is more closely aligned with UK GAAP, particularly in the requirement to amortise goodwill. In addition, following a European Union directive, both UK and Netherlands GAAP are converging towards International Financial Reporting Standards for adoption in 2005. Therefore, in this Amendment No. 2 the Company has elected to present its investments in the Group at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group.

This is a change in accounting policy, and all amounts set forth herein have been restated accordingly. The Group Financial Statements also include a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves resulting from field level reviews concluded in April 2004 (the First Reserve Restatement). The effect of the First Reserves Restatement is not significant to the Directors’ valuation of the Company’s investment in Group companies and has been treated as a prior period adjustment so that the impact can be separately identified.

The “ Shell ” Transport and Trading Company, Public Limited Company S 5
20-F/A (Amendment No. 2) 2002

2(c)   Second Restatement of previously issued financial statements

The restatement of the Group Financial Statements (the Second Financial Restatement) following the restatement of unaudited oil and gas reserves disclosure contained in the supplementary information accompanying the Group Financial Statements (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement), as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review) includes a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves. Refer to Note 32(b) of the Group Financial Statements on G48.

The effect of the Second Financial Restatement was to reduce the Company’s earnings for the year attributable to shareholders in 2002 by £15.6 million (2001: £13.5 million; 2000: £13.4 million), and to reduce the previously reported net assets of the Company as at December 31, 2002 by £41.8 million (2001: £27.9 million). There was no impact on the Profit and Loss Account of the Company (2001: nil, 2000: nil). The effect of the Second Reserves Restatement is not significant to the Directors’ valuation of the Company’s investment in Group Companies and has been treated as a prior year period adjustment so that the impact can be separately identified.

2(d)   Effect of First Restatement and Second Restatement

The effect of the changes in Notes 2(b) and 2(c) on the Company’s investments, including the effect on the Company’s 2002 Financial Statements, is as follows:

£ million

	2002	2001	2000

Investments as previously reported	15,632.3	16,032.2	15,629.4
Impact of changes in the presentation of the Group Financial Statements:
Effect of changes in accounting policies under Netherlands GAAP	132.8	68.9	188.7
Oil and gas reserves related adjustments:
First Reserves Restatement	(68.7)	(46.4)	(33.7)
Second Reserve Restatement	(41.8)	(27.9)	(13.9)

	22.3	(5.4)	141.1

Investments as restated	15,654.6	16,026.8	15,770.5

There is an equivalent effect on the Revaluation reserve, which is reflected in the Company’s share of earnings retained by companies of the Royal Dutch/Shell Group. There is no impact on the Company’s distributable profit.

S 6       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

3   Share in the income and assets of Group companies

Shell Transport’s share in certain items relating to the two Group Holding Companies and Shell Petroleum Inc., described in Note 6, is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of the Group Holding Companies and Shell Petroleum Inc. in the aggregate and is derived from the Group Financial Statements on pages G2 to G4.

£ million

	2002	2001
	As restated[a]	As restated[a]

Fixed assets including Parent Companies’ shares	27,327.4	21,296.6
Current assets including other long-term assets	12,182.2	10,602.6
Current liabilities	13,727.6	9,233.0
Long-term liabilities	3,994.2	2,365.9
Provisions	5,245.9	3,317.3

£ million

	2002	2001	2000
	As restated[a]	As restated[a]	As restated[a]

Sales proceeds	62,819.9	49,229.9	52,178.2
Sales taxes, excise duties and similar levies	14,983.8	11,687.9	11,548.2

Net proceeds	47,836.1	37,542.0	40,630.0

Operating profit after net currency gains/ losses	4,817.6	5,295.5	6,679.8
Interest and other income	202.2	294.2	265.5
Interest expense	363.9	314.8	360.9

Income before taxation	4,655.9	5,274.9	6,584.4
Taxation	2,065.3	2,322.6	3,078.9
Minority interests	46.7	90.5	12.8

Net income for the year	2,543.9	2,861.8	3,492.7

$ million

Net income for the year[b]	3,814	4,121	5,125

a	Restated to reflect information presented under Netherlands GAAP.

b	Refer to Note 36 to the Group Financial Statements on pages G51 to G53.

The “ Shell ” Transport and Trading Company, Public Limited Company S 7
20-F/A (Amendment No. 2) 2002

This supplementary information has been calculated in conformity with the accounting policies of the Group Financial Statements set out on pages G10 to G13 as adjusted on page G46 to conform with Netherlands GAAP. These policies differ in certain respects from accounting principles generally accepted in the United Kingdom. If this supplementary information was presented in conformity with accounting principles generally accepted in the United Kingdom, the impact on net assets at December 31, 2002 would not be significant, although current assets including other long-term assets would increase by approximately £0.3 billion (2001: £nil), fixed assets would decrease by approximately £0.8 billion (2001: increase £0.9 billion), long-term liabilities would decrease by approximately £0.1 billion (2001 increase £0.2 billion) and provisions would decrease by approximately £0.9 billion (2001: increase £0.3 billion). The impact on net income for the year is not significant.

Shell Transport’s distributions from Group companies were as follows:

£ million

	2002	2001	2000

Distributions from Group companies	1,403.2	2,545.6	2,307.4

$ million

Distributions from Group companies[a]	2,174	3,665	3,432

a	Refer to Note 36 to the Group Financial Statements on pages G51 to G53.

4   Tax on profit on ordinary activities

£ million

	2002	2001	2000

Corporation tax at 30% (2001 and 2000: 30%) in respect of interest income less administrative expenses	0.4	0.7	0.3

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 3.

5   Earnings per share

The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted average number of shares of 9,608,614,760 (2001: 9,758,574,437 shares; 2000: 9,882,388,055 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans (refer to Note 22 of the Group Financial Statements on pages G30 to G32). Prior year amounts have been restated accordingly. The effect is to increase earnings per share for 2002 by 0.1 pence and for 2001 by 0.2 pence and for 2000 by 0.2 pence. There is no difference between basic and diluted earnings per share for 2002 and 2001. The diluted earnings per share for 2000, as restated, was 23.3 pence. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 4,661,292 for 2002 (2001: 12,602,362; 2000: 17,170,048). These numbers relate to share options schemes as mentioned above.

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

S 8       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

Movements in Investments and Revaluation reserves

The Directors’ valuation of Shell Transport’s investment in Group companies comprises the following:

	$ million	£ million

				Shell
		Exchange		Transport	Revaluation
	40% interest in	rate		investments	reserve
	Group net assets[a,d]	($/£)		As restated	As restated
Balance at December 31, 2000 as previously reported	23,358	0.67		15,629.4	13,129.7
Cumulative restatement at December 31, 2000 as described in Note 2(a)	212	0.67		141.1	141.1

Balance at December 31, 2000 as restated	23,570	0.67		15,770.5	13,270.8
Deduct: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2000	(524)	0.67		(350.8)[c]	(350.8)[c]

Share of Group net assets at December 31, 2000 as restated	23,046	0.67		15,419.7	12,920.0

Movements during the year 2001:
Share in the net income of Group companies	4,121	0.69		2,861.8	2,861.8
Distribution to Shell Transport	(3,665)	0.69		(2,545.6)	(2,545.6)

Undistributed net income of Group companies	456	0.69		316.2	316.2
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(257)		[c]	(187.9)	(187.9)
Other comprehensive income[b]	(788)	0.69		(543.2)	(543.2)
Translation effect arising from movements in the dollar/sterling rate				483.3	483.3

Share of Group net assets at December 31, 2001 as restated	22,457	0.69		15,488.1	12,988.4

Add: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2001				538.7 [c]	538.7 [c]

Balance at December 31, 2001 as restated				16,026.8	13,527.1

Deduct: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2001				(538.7)[c]	(538.7)[c]

				15,488.1	12,988.4

Movements during the year 2002:
Share in the net income of Group companies	3,814	0.67		2,543.9	2,543.9
Distribution to Shell Transport	(2,174)	0.65		(1,403.2)	(1,403.2)

Undistributed net income of Group companies	1,640	0.69		1,140.7	1,140.7
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(337)		[c]	(156.9)	(156.9)
Other comprehensive income[b]	302	0.62		188.3	188.3
Translation effect arising from movements in the dollar/ sterling rate				(1,701.2)	(1,701.2)

Share of Group net assets at December 31, 2002 as restated	24,062	0.62		14,959.0	12,459.3

Add: 40% of the book value of Parent Companies’ shares held by Group companies at December 31, 2002				695.6 [c]	695.6[c]

Balance at December 31, 2002 as restated				15,654.6	13,154.9

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Shell Transport’s 40% interest in Group net assets at December 31 (see Note 36 on pages G51 to G53)	24,062	22,457	23,046

	£ million

	2002	2001	2000
	As restated	As restated	As restated

Comprising:
Cost of Shell Transport’s investment in Group companies	178.4	178.4	178.4
Shell Transport’s share of:
Retained earnings of Group companies	16,723.0	15,582.3	15,266.1
Cumulative other comprehensive income[a]	(1,579.7)	(1,768.0)	(1,224.8)
Currency translation differences	332.9	2,034.1	1,550.8

	15,654.6	16,026.8	15,770.5
£/$ exchange rate at December 31	0.62	0.69	0.67

a	The Group Financial Statements have been restated (see Notes 2(a) and (b) to the Group Financial Statements and pages G2 to G53).

b	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

c	The cumulative Parent Companies’ shares held by Group companies at December 31 of each year is translated at the year-end dollar/ sterling exchange rate. The net (increase)/decrease in Parent Companies’ shares held by Group companies comprises the movement between these cumulative year-end balances including the translation effect arising from movements in the dollar/ sterling exchange rate year on year.

d	See Notes 32 and 36 to the Netherlands GAAP Financial Statements.

The “ Shell ” Transport and Trading Company, Public Limited Company S 9
20-F/A (Amendment No. 2) 2002

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

S 10       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

Share capital was cancelled on all shares repurchased under the Company’s share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

9   Reconciliation of movements in Shareholders’ funds

£ million

	2002	2001
	As restated	As restated

Distributable profit for the year	1,404.0	2,547.3
Dividends	(1,475.0)	(1,440.6)
Repurchase of share capital, including expenses	(369.6)	(1,099.0)
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group (Note 6)	(372.2)	256.3

Net addition/(reduction) to Shareholders’ funds	(812.8)	264.0
Shareholders’ funds as at January 1 (originally £16,914.4 million before adjusting for the effect of the prior year adjustment as described in Note 2 of £5.4 million)	16,909.0	16,645.0

Shareholders’ funds as at December 31	16,096.2	16,909.0

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

The “ Shell ” Transport and Trading Company, Public Limited Company S 11
20-F/A (Amendment No. 2) 2002

12 Reconciliation between US GAAP and UK GAAP (as restated)

On a UK GAAP basis, net income is represented by “Distributable profit”; however, on a US GAAP basis the net income equivalent would be “Earnings attributable to shareholders” adjusted for US GAAP differences.

Reconciliation between US GAAP and UK GAAP

	pence			£ million			£ million
	Earnings per share			Net Income			Net Assets

	2002	2001	2000	2002	2001	2000	2002	2001

In accordance with UK GAAP:	14.6	26.1	23.4	1,404.0	2,547.3	2,308.3	16,096.2	16,909.0
Exclude 40% of Parent Companies’ shares held by Group companies							(695.6)	(538.7)
Less: Income from shares in companies of the Royal Dutch/Shell Group	(14.6)	(26.1)	(23.4)	(1,403.2)	(2,545.6)	(2,307.4)
Share in the Netherlands GAAP net income of companies of the Royal Dutch/Shell Group	26.5	29.3	35.4	2,543.9	2,861.8	3,492.7
Amortisation of Goodwill	0.4	—	—	33.3	—	—	29.8	—
Ordinary dividend proposed							899.1	872.5

Share in the US GAAP net income of companies of the Royal Dutch/Shell Group	26.9	29.3	35.4	2,577.2	2,861.8	3,492.7

In accordance with US GAAP	26.9	29.3	35.4	2,578.0	2,863.5	3,493.6	16,329.5	17,242.8

Under UK GAAP Shell Transport, as a parent company with no subsidiaries, accounts for its share of earnings in the Group on a dividend receivable basis in its profit and loss account. Its investment in the Group is at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group, together with 40% of the carrying value of Parent Companies’ shares held by Group companies. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting. In addition under UK GAAP dividends are recorded in the year in respect of which they are declared (in the case of interim dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). US GAAP requires dividends to be recorded in the period in which they are declared. The reconciliation between US GAAP and UK GAAP in the table above has been updated for this item, which increases the US GAAP net assets in previously issued financial statements of £15,472.2 million (2001: £16,398.2 million) by £899.1 million (2001: £872.5 million). In addition, the net assets under both UK GAAP and US GAAP have reduced by £41.8 million (2001: £27.9 million) for the Second Financial Restatement as detailed in Note 2(c) and 2(d). The dividend adjustment has no impact on net income for 2002 (2001: nil).

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

The adjustment to net assets represents the effect of adopting equity accounting, together with the deduction of 40% of the carrying value of Parent Companies’ shares and of recording dividends in the period in which they are declared as required by US GAAP.

S 12       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

40% interest of Shell Transport in line items as derived from
the Netherlands GAAP Group Financial Statements	£ million	$ million

Balance Sheet
2002:
Current assets	10,358.7	16,662
Non current assets	28,455.3	45,769
Current liabilities	(13,727.6)	(22,080)
Non current liabilities	(9,240.1)	(14,862)
Minority interests in Group companies (40% of Group amount on page G45 translated at year end rate on page S9)	(887.3)	(1,427)

Shell Transport share of Group net assets (pages S9-GBP & G45-$)	14,959.0	24,062
Add 40% interest of Parent Company shares held by the Group (S9)	695.6

Shell Transport investment in the Group (Pages S2 and S9)	15,654.6
Other assets and liabilities of Shell Transport	441.6

Net Assets	16,096.2

2001:
Current assets	8,474.1	12,287
Non current assets	22,886.4	33,183
Current liabilities	(9,233.0)	(13,387)
Non current liabilities	(5,683.2)	(8,240)
Minority interests in Group companies (40% of Group amount on page G45 translated at year end rate on page S9)	(956.2)	(1,386)

Shell Transport share of Group net assets (pages S9-GBP & G45-$)	15,488.1	22,457
Add 40% interest of Parent Company shares held by the Group (S9)	538.7

Shell Transport investment in the Group (Pages S2 and S9)	16,026.8
Other assets and liabilities of Shell Transport	882.2

Net Assets	16,909.0

Profit and Loss account
2002:
Sales proceeds	62,819.9	94,193
Operating profit	4,823.8	7,233
Net income for the year	2,543.9	3,814
Distribution for the year	1,403.2	2,174

2001:
Sales proceeds	49,229.9	70,880
Operating profit	5,303.9	7,636
Net income for the year	2,861.8	4,121
Distribution for the year	2,545.6	3,665

2000:
Sales proceeds	52,178.2	76,567
Operating profit	6,710.8	9,848
Net income for the year	3,492.7	5,124
Distribution for the year	2,307.4	3,432

13 Subsequent events

Contingencies and Litigation

Subsequent to the year ended December 31, 2002, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission (SEC) has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority (FSA) has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Shell Transport is unable to estimate the range of possible losses from such matters and does not believe their resolution will have a material impact on Shell Transport’s financial condition although they could have a significant effect on periodic results.

On 29 July 2004, the Group announced that it had reached agreements in principle with the SEC and the FSA to resolve their investigations. In connection with the agreement in principle with the SEC, Shell consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Shell violated, and requiring Shell to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement in principle with the FSA, Shell agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Shell breached

The “ Shell ” Transport and Trading Company, Public Limited Company S 13
20-F/A (Amendment No. 2) 2002

market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million.

Restructuring

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

S 14       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

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

Remuneration and Succession Review Committee

The Remuneration and Succession Review Committee (REMCO) is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch (see page 77) and has responsibility for making recommendations on all forms of remuneration with respect to Group Managing Directors.

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

The “ Shell ” Transport and Trading Company, Public Limited Company S 15
20-F/A (Amendment No. 2) 2002

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

S 16       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

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

The payment of employers’ contributions to the Shell Contributory Pension Fund, which is open to United Kingdom employees of the member companies, has upon actuarial advice been suspended since January 1, 1990. Managing Directors accrued pension benefits during the year are as detailed in the table on page S20. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.

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

The “ Shell ” Transport and Trading Company, Public Limited Company S 17
20-F/A (Amendment No. 2) 2002

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

S 18       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

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

The “ Shell ” Transport and Trading Company, Public Limited Company S 19
20-F/A (Amendment No. 2) 2002

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

Signed on behalf of the Board

Jyoti Munsiff, Secretary
March 6, 2003

S 20       The “ Shell ” Transport and Trading Company, Public Limited Company
20-F/A (Amendment No. 2) 2002

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

*	Details of the number of shares held by Group companies in connection with the above plans are shown in Note 22 of the Group Financial Statements on pages G30 to G32.

The “ Shell ” Transport and Trading Company, Public Limited Company S 21
20-F/A (Amendment No. 2) 2002

(This page intentionally left blank)

Royal Dutch/ Shell Group of Companies
Report of Registered Independent Public Accountants
on the US GAAP Financial Statements

We have audited the Financial Statements appearing on pages G2 to G42 of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

As discussed in Note 2(a) on pages G5 to G8, the Group has restated its Financial Statements for the three years ended December 31, 2002 to correct for inappropriate departures from US GAAP.

As discussed in Note 2(a) on pages G5 to G8, the Group has restated its Financial Statements for the three years ended December 31, 2002 to change its method of accounting for certain inventories in North America from the last-in first-out method to the first-in first-out method.

As discussed in Note 2(b) on pages G8 to G10, the Group has restated its Financial Statements for the three years ended December 31, 2002 to correct for the impact of the Second Reserves Restatement.

/s/ KPMG Accountants N.V.

-----------------------------------------------------
KPMG Accountants N.V., The Hague - The Netherlands
Registered independent public accountants

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, London - United Kingdom
Registered independent public accountants

March 5, 2003, except for Note 2(a) (First Restatement of previously issued financial statements), which is as of May 22, 2004 and except for Note 2(b) (Second Restatement of previously issued financial statements) and Note 30 (Subsequent events) which are as of March 3, 2005.

Royal Dutch/Shell Group of Companies      G 1
20-F/A (Amendment No. 2) 2002

Financial Statements

Statement of Income (as restated)	$ million

	Note	2002	2001	2000

Sales proceeds		235,482	177,201	191,418
Sales taxes, excise duties and similar levies		56,167	42,070	42,365

Net proceeds		179,315	135,131	149,053
Cost of sales		150,829	108,245	118,275

Gross profit		28,486	26,886	30,778
Selling and distribution expenses		9,954	7,898	7,896
Administrative expenses		1,601	1,244	1,137
Exploration		1,073	910	836
Research and development		472	387	389

Operating profit of Group companies		15,386	16,447	20,520
Share of operating profit of associated companies	6	2,816	2,644	4,099

Operating profit		18,202	19,091	24,619
Interest and other income	7	758	1,059	974
Interest expense	8	1,364	1,133	1,324
Currency exchange gains/(losses)		(23)	(30)	(114)

Income before taxation		17,573	18,987	24,155
Taxation	9	7,742	8,360	11,295

Income after taxation		9,831	10,627	12,860
Income applicable to minority interests		175	326	47

Net income		9,656	10,301	12,813

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets (as restated)				$ million

	Note	2002	2001	2000

Net income	29	9,656	10,301	12,813
Other comprehensive income, net of tax:	5
currency translation differences	19	2,432	(1,686)	(2,711)
unrealised gains/(losses) on securities		25	(143)	(238)
unrealised gains/(losses) on cash flow hedges		(225)	(14)
minimum pension liability adjustments		(1,475)	(127)	(70)

Comprehensive income		10,413	8,331	9,794
Distributions to Parent Companies	29	(5,435)	(9,163)	(8,579)
Increase in Parent Companies’ shares held, net of dividends received	22	(844)	(642)	(200)
Parent Companies’ interest in Group net assets at January 1		56,142	57,616	56,601

Parent Companies’ interest in Group net assets at December 31	3,4,29	60,276	56,142	57,616

The Notes on pages G5 to G42 are an integral part of these statements.

G 2       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31	Dec 31
	Note	2002	2001

Fixed assets
Tangible assets	10	78,363	50,721
Intangible assets	10	4,696	939
Investments:
associated companies	6	17,945	18,331
securities	14	1,719	1,914
other		1,420	1,108

Total fixed assets		104,143	73,013

Other long-term assets	11	7,333	7,716

Current assets
Inventories	12	11,338	6,580
Accounts receivable	13	28,761	17,467
Cash and cash equivalents	14	1,556	6,670

Total current assets		41,655	30,717

Current liabilities: amounts due within one year
Short-term debt	15	12,874	3,988
Accounts payable and accrued liabilities	17	32,189	18,884
Taxes payable	9	4,985	4,494
Dividends payable to Parent Companies		5,153	6,101

Total current liabilities		55,201	33,467

Net current assets/(liabilities)		(13,546)	(2,750)

Total assets less current liabilities		97,930	77,979

Long-term liabilities: amounts due after more than one year
Long-term debt	15	6,817	1,832
Other	18	6,174	4,515

		12,991	6,347

Provisions
Deferred taxation	9	12,551	7,078
Pensions and similar obligations	20	5,016	2,331
Decommissioning and restoration costs	23	3,528	2,615

		21,095	12,024

Group net assets before minority interests		63,844	59,608
Minority interests		3,568	3,466

Net assets		60,276	56,142

The Notes on pages G5 to G42 are an integral part of these statements.

Royal Dutch/Shell Group of Companies      G 3
20-F/A (Amendment No. 2) 2002

Statement of Cash Flows (as restated) (see Note 19)	$ million

	Note	2002	2001	2000

Cash flow provided by operating activities
Net income		9,656	10,301	12,813
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	10	8,739	6,295	8,130
Profit on sale of assets		(367)	(133)	(1,026)
Movements in:
inventories		(2,079)	1,375	(1,473)
accounts receivable		(5,830)	8,518	(10,007)
accounts payable and accrued liabilities		6,989	(7,785)	9,746
taxes payable		(735)	(1,443)	967
Associated companies: dividends more/ (less) than net income	6	117	666	(373)
Deferred taxation and other provisions		423	(207)	516
Long-term liabilities and other		(805)	(1,008)	(1,062)
Income applicable to minority interests		175	326	47

Cash flow provided by operating activities		16,283	16,905	18,278

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(12,102)	(9,598)	(6,128)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)	10	(8,925)
Proceeds from sale of assets		1,099	1,265	3,852
New investments in associated companies	6	(1,289)	(1,074)	(1,161)
Disposals of investments in associated companies		501	507	2,283
Proceeds from sale and other movement in investments		83	(180)	(336)

Cash flow used in investing activities		(20,633)	(9,080)	(1,490)

Cash flow used in financing activities
Long-term debt (including short-term part)
new borrowings		5,267	180	945
repayments		(5,610)	(1,115)	(1,276)

		(343)	(935)	(331)
Net increase/(decrease) in short-term debt		7,058	(794)	(3,271)
Change in minority interests		421	(206)	(22)
Dividends paid to:
Parent Companies		(6,961)	(9,406)	(5,239)
minority interests		(228)	(221)	(262)

Cash flow used in financing activities		(53)	(11,562)	(9,125)

Parent Companies’ shares: net sales/(purchases) and dividends received		(864)	(773)	(200)
Currency translation differences relating to cash and cash equivalents		153	(251)	(75)

Increase/(decrease) in cash and cash equivalents		(5,114)	(4,761)	7,388

Cash and cash equivalents at January 1		6,670	11,431	4,043

Cash and cash equivalents at December 31		1,556	6,670	11,431

The Notes on pages G5 to G42 are an integral part of these statements.

G 4       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Notes to the US GAAP Financial Statements

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

2(a) First Restatement of previously issued financial statements

First Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (collectively, the First Half Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes debooked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G54 to G69 for additional information regarding the First Reserves Restatement.

Following the January 9, 2004 announcement of the initial reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies, Royal Dutch and Shell Transport, have determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the First Reserves Restatement as proved reserves are as follows:

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

Royal Dutch/Shell Group of Companies      G 5
20-F/A (Amendment No. 2) 2002

First Financial Restatement relating to prior year financial statements

Reserves related adjustments

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the First Reserves Restatement, it was determined to restate the Financial Statements of the Group, and each of the Parent Companies, for the year ended December 31, 2002 and prior periods (the First Financial Restatement) to reflect the impact of the First Reserves Restatement on those Financial Statements (as announced on April 19, 2004). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the First Financial Restatement. The majority of the impact on the Financial Statements relates to proved developed reserves that were debooked, with the remaining amount relating to well cost write-offs. As capitalised costs relating to the Group’s Exploration and Production operations were amortised across fewer proved reserves (following the First Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The effect of the First Financial Restatement was to reduce net income in 2002 by $108 million (2001: $42 million; 2000: $80 million), of which additional depreciation in 2002 was $166 million (2001: $84 million; 2000: $132 million), and to reduce the previously reported net assets as at December 31, 2002 by $276 million (2001: $164 million).

Treatment of exploration costs

As part of the First Financial Restatement, the treatment of exploration costs has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs in an area requiring major capital expenditure before production can begin and where commercially producible quantities of reserves have been found. Previously these costs remained capitalised for longer than 12 months following the completion of exploratory drilling provided that the project was being actively progressed towards the development phase. The costs of drilling such exploration wells are now expensed unless either (a) drilling of additional exploratory wells is under way or firmly planned for the near future or (b) proved reserves are booked within 12 months following the completion of exploratory drilling. The effect of this change is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million (2001: $91 million; 2000: $78 million).

Treatment of certain gas contracts

As part of the First Financial Restatement, the treatment of certain gas contracts has been changed, with restatement of prior period information, to correct an inappropriate departure from US GAAP relating to the failure to mark to market in 2002 certain contracts for the sale and delivery of own natural gas production from the UK North Sea. The effect of this change is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

Change in accounting policy for inventories

The First Financial Restatement also gives effect to the Group’s election to make a change in accounting principle in 2003 relating to inventories. Previously, the cost of certain North American inventories had been determined on the last-in first-out (LIFO) method. As a result of this change in accounting principle, the cost of these inventories will be determined on the first-in first-out (FIFO) method. This change from the LIFO method for these North American inventories to the FIFO method is being made to achieve a consistent method of determining inventory cost across the Group and harmonises the US GAAP inventory costing method with the method employed by the Group under Netherlands GAAP. Additionally, the Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, LIFO is not a permitted method for valuing inventory. The effect of this change in accounting principle is an increase in previously reported net income for 2002 of $511 million (2001: decrease of $446 million; 2000: increase of $269 million; prior to 2000: increase of $514 million in net income and $825 million pre-tax), and to increase previously reported net assets as at December 31, 2002 by $850 million (2001: $339 million; 2000: $783 million). The impact on investments at December 31, 2002 relates to Motiva (2001: Equilon and Motiva).

G 6       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

The impact of the First Reserves Restatement on the information included in these Financial Statements is summarised in the tables below:

Statement of Income																	$ million

							2002						2001						2000

					Restated						Restated						Restated
	As	First			prior to			As	First		prior to			As	First		prior to
	originally	Reserves	Exploration	Gas	Inventory		As	originally	Reserves	Exploration	Inventory		As	originally	Reserves	Exploration	Inventory		As
	reported	Restatement	costs	contracts	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated

Net proceeds	179,431	(52)	–	(64)	179,315	–	179,315	135,211	(80)	–	135,131	–	135,131	149,146	(93)	–	149,053	–	149,053
Cost of sales	151,214	114	–	–	151,328	(617)	150,711	107,839	4	–	107,843	308	108,151	118,328	39	–	118,367	(204)	118,163
Exploration	991	–	82	–	1,073	–	1,073	882	7	21	910	–	910	755	7	74	836	–	836
Other operating expenses	12,027	–	–	–	12,027	–	12,027	9,529	–	–	9,529	–	9,529	9,422	–	–	9,422	–	9,422
Share of operating profit of associated companies	2,624	–	–	–	2,624	198	2,822	3,041	18	–	3,059	(413)	2,646	3,859	–	–	3,859	242	4,101

Operating profit	17,823	(166)	(82)	(64)	17,511	815	18,326	20,002	(73)	(21)	19,908	(721)	19,187	24,500	(139)	(74)	24,287	446	24,733
Net interest expense and currency exchange gains/losses	629	–	–	–	629	–	629	104	–	–	104	–	104	464	–	–	464	–	464

Income before taxation	17,194	(166)	(82)	(64)	16,882	815	17,697	19,898	(73)	(21)	19,804	(721)	19,083	24,036	(139)	(74)	23,823	446	24,269
Taxation	7,617	(65)	(21)	(25)	7,506	290	7,796	8,694	(27)	(7)	8,660	(256)	8,404	11,273	(53)	(32)	11,188	161	11,349
Minority interests	158	7	–	–	165	14	179	352	(4)	–	348	(19)	329	44	(6)	–	38	16	54

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350	12,719	(80)	(42)	12,597	269	12,866

Earnings by Industry Segment																	$ million

							2002						2001						2000

					Restated						Restated						Restated
	As	First			prior to			As	First		prior to			As	First		prior to
	originally	Reserves	Exploration	Gas	Inventory		As	originally	Reserves	Exploration	Inventory		As	originally	Reserves	Exploration	Inventory		As
	reported	Restatement	costs	contracts	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated

Exploration and Production	6,997	(101)	(61)	(39)	6,796	–	6,796	8,023	(46)	(14)	7,963	–	7,963	10,059	(86)	(42)	9,931	–	9,931
Gas & Power	774	–	–	–	774	–	774	1,226	–	–	1,226	–	1,226	112	–	–	112	–	112
Oil Products	2,178	–	–	–	2,178	449	2,627	2,332	–	–	2,332	(362)	1,970	2,437	–	–	2,437	244	2,681
Chemicals	489	–	–	–	489	76	565	230	–	–	230	(103)	127	992	–	–	992	41	1,033
Corporate and Other	(861)	–	–	–	(861)	–	(861)	(607)	–	–	(607)	–	(607)	(837)	–	–	(837)	–	(837)
Minority interests	(158)	(7)	–	–	(165)	(14)	(179)	(352)	4	–	(348)	19	(329)	(44)	6	–	(38)	(16)	(54)

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350	12,719	(80)	(42)	12,597	269	12,866

Statement of Assets and Liabilities								$ million

	December 31, 2002							December 31, 2001

					Restated						Restated
	As	First			prior to			As	First		prior to
	originally	Reserves	Exploration	Gas	Inventory		As	originally	Reserves	Exploration	Inventory		As
	reported	Restatement	costs	contracts	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated

Fixed assets
Tangible	79,390	(467)	(236)	–	78,687	–	78,687	51,370	(293)	(150)	50,927	–	50,927
Intangible	4,696	–	–	–	4,696	–	4,696	939	–	–	939	–	939
Investments	20,760	2	–	–	20,762	325	21,087	21,040	2	–	21,042	312	21,354
Other long-term assets	7,299	–	–	34	7,333	–	7,333	7,716	–	–	7,716	–	7,716
Inventories	10,298	–	–	–	10,298	1,040	11,338	6,341	–	–	6,341	239	6,580
Other current assets	30,248	–	–	69	30,317	–	30,317	24,137	–	–	24,137	–	24,137
Current liabilities	55,115	–	–	86	55,201	–	55,201	33,467	–	–	33,467	–	33,467
Long-term liabilities	12,935	–	–	56	12,991	–	12,991	6,347	–	–	6,347	–	6,347
Provisions
Deferred taxation	12,471	(186)	(81)	–	12,204	492	12,696	7,146	(117)	(59)	6,970	203	7,173
Pensions and decommissioning	8,544	–	–	–	8,544	–	8,544	4,946	–	–	4,946	–	4,946
Minority interests	3,562	(3)	–	–	3,559	23	3,582	3,477	(10)	–	3,467	9	3,476

Net assets	60,064	(276)	(155)	(39)	59,594	850	60,444	56,160	(164)	(91)	55,905	339	56,244

Royal Dutch/Shell Group of Companies      G 7
20-F/A (Amendment No. 2) 2002

Parent Companies’ interest in Group net assets	$ million

	2002	2001	2000

At December 31 as originally reported	60,064	56,160	57,086
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of First Reserves Restatement	(164)	(122)	(46)[a]
Cumulative effect of exploration costs change	(91)	(78)	(37)[a]

Total before inventory adjustment	59,809	55,960	57,003
Cumulative effect of change in policy for inventories	339	783	513 [a]

	60,148	56,743	57,516
Net income for the year
First Reserves Restatement	(108)	(42)	(80)
Exploration costs change	(61)	(14)	(42)
Gas contracts change	(39)	–	–

Total before inventory adjustment	59,940	56,687	57,394
Change in policy for inventories	511	(446)	269

	60,451	56,241	57,663

Currency translation differences for the year	(7)	3	6

At December 31 as restated	60,444	56,244	57,669

a	Cumulative effect as at January 1, 2000.

Amounts relating to prior periods have been restated in the following notes where applicable.

2(b) Second Restatement of previously issued financial statements

Second Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1.37 billion boe of oil and gas that were reported as at December 31, 2003 and further restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement), to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information – Oil and Gas (unaudited)” on pages G54 to G69 for additional information regarding the Second Reserves Restatement.

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and the First Reserves Restatement and in light of the report of Davis Polk & Wardwell to the GAC. See “Supplementary information — Oil and Gas (unaudited)” on pages G54 to G69.

Second Financial Restatement

Reserves related adjustments

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The effect of the Second Financial Restatement was to reduce net income in 2002 by $66 million (2001: $49 million; 2000: $53 million), of which additional depreciation in 2002 was $118 million (2001: $94 million; 2000: $112 million), and to reduce the previously reported net assets as at December 31, 2002 by $168 million (2001: $102 million).

G 8       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

The impact of the Second Reserves Restatement on the information included in these Financial Statements is summarised in the tables below:

Statement of Income									$ million

			2002			2001			2000

Second			Second			Second
	As previously	Reserves		As previously	Reserves		As previously	Reserves
	restated	Restatement	As restated	restated	Restatement	As restated	restated	Restatement	As restated

Net proceeds	179,315	–	179,315	135,131	–	135,131	149,053	–	149,053
Cost of sales	150,711	118	150,829	108,151	94	108,245	118,163	112	118,275
Exploration	1,073	–	1,073	910	–	910	836	–	836
Other operating expenses	12,027	–	12,027	9,529	–	9,529	9,422	–	9,422
Share of operating profit of associated companies	2,822	(6)	2,816	2,646	(2)	2,644	4,101	(2)	4,099

Operating profit	18,326	(124)	18,202	19,187	(96)	19,091	24,733	(114)	24,619
Net interest expense and currency exchange gains/losses	629	–	629	104	–	104	464	–	464

Income before taxation	17,697	(124)	17,573	19,083	(96)	18,987	24,269	(114)	24,155
Taxation	7,796	(54)	7,742	8,404	(44)	8,360	11,349	(54)	11,295
Minority interests	179	(4)	175	329	(3)	326	54	(7)	47

Net income	9,722	(66)	9,656	10,350	(49)	10,301	12,866	(53)	12,813

The total impact of the Reserves Restatement is a reduction in net income of $174 million in 2002 (2001: $91 million; 2000: $133 million).

Earnings by Industry Segment									$ million

			2002			2001			2000

Second			Second			Second
	As previously	Reserves		As previously	Reserves		As previously	Reserves
	restated	Restatement	As restated	restated	Restatement	As restated	restated	Restatement	As restated

Exploration and Production	6,796	(70)	6,726	7,963	(52)	7,911	9,931	(60)	9,871
Gas & Power	774	–	774	1,226	–	1,226	112	–	112
Oil Products	2,627	–	2,627	1,970	–	1,970	2,681	–	2,681
Chemicals	565	–	565	127	–	127	1,033	–	1,033
Corporate and Other	(861)	–	(861)	(607)	–	(607)	(837)	–	(837)
Minority interests	(179)	4	(175)	(329)	3	(326)	(54)	7	(47)

Net income	9,722	(66)	9,656	10,350	(49)	10,301	12,866	(53)	12,813

The total impact of the Reserves Restatement is a reduction in Exploration and Production earnings of $171 million in 2002 (2001: $98 million; 2000: $146 million) and an increase in minority interests of $3m in 2002 (2001: reduction of $7 million; 2000: reduction of $13 million).

Statement of Assets and Liabilities				$ million

	December 31, 2002			December 31, 2001

		Second			Second
	As previously	Reserves		As previously	Reserves
	restated	Restatement	As restated	restated	Restatement	As restated

Fixed assets
Tangible	78,687	(324)	78,363	50,927	(206)	50,721
Intangible	4,696	–	4,696	939	–	939
Investments	21,087	(3)	21,084	21,354	(1)	21,353
Other long-term assets	7,333	–	7,333	7,716	–	7,716
Current assets	41,655	–	41,655	30,717	–	30,717
Current liabilities	55,201	–	55,201	33,467	–	33,467
Long-term liabilities	12,991	–	12,991	6,347	–	6,347
Provisions
Deferred taxation	12,696	(145)	12,551	7,173	(95)	7,078
Pensions and decommissioning	8,544	–	8,544	4,946	–	4,946
Minority interests	3,582	(14)	3,568	3,476	(10)	3,466

Net assets	60,444	(168)	60,276	56,244	(102)	56,142

Royal Dutch/Shell Group of Companies      G 9
20-F/A (Amendment No. 2) 2002

			$
Parent Companies’ interest in Group net assets			million

	2002	2001	2000

At December 31 as previously restated	60,444	56,244	57,669
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(102)	(53)	—
Net income for the year	(66)	(49)	(53)

At December 31 as restated	60,276	56,142	57,616

The total impact of the Reserves Restatement is a reduction in Group net assets of $444 million at December 31, 2002 (2001: $266 million; 2000: $175 million).

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

In this Amendment No. 2, the Financial Statements are presented in accordance with US GAAP, with separate Financial Statements presented under Netherlands GAAP beginning on page G44.

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

G 10       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

See Note 2(a) regarding a change in treatment of exploration costs.

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

Royal Dutch/Shell Group of Companies      G 11
20-F/A (Amendment No. 2) 2002

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

See Note 2(a) regarding a change in treatment for certain gas contracts.

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

G 12       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Change in accounting policies

The Group has changed its accounting policy for those inventories in North America for which cost was previously determined on the basis of the LIFO method. In the Financial Statements included in this Amendment No. 2, in order to implement a globally consistent accounting policy, the cost is determined by the FIFO method and prior periods have been restated. The rationale and the effect of this change are described in Note 2(a) on page G5.

4   Parent Companies’ interest in Group net assets (as restated)

	$ million

	2002	2001	2000

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	68,254	64,033	62,895
Parent Companies’ shares held, net of dividends received (Note 22)	(2,797)	(1,953)	(1,311)
Cumulative currency translation differences	(3,894)	(6,326)	(4,640)
Unrealised gains/(losses) on:
securities	11	(14)	129
cash flow hedges	(239)	(14)	–
Minimum pension liability adjustments	(1,800)	(325)	(198)

Balance at December 31	60,276	56,142	57,616

Royal Dutch/Shell Group of Companies      G 13
20-F/A (Amendment No. 2) 2002

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

G 14       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Net proceeds	33,522	55,767	60,896
Cost of sales	26,744	47,540	51,445

Gross profit	6,778	8,227	9,451
Other operating expenses	3,962	5,583	5,352

Operating profit	2,816	2,644	4,099
Interest and other income	102	98	111
Interest expense	451	503	498
Currency exchange gains/(losses)	(15)	(20)	7

Income before taxation	2,452	2,219	3,719
Taxation	998	1,085	1,514

Net income	1,454	1,134	2,205

As stated in Note 2(a), the Group changed its accounting for certain North American inventories from LIFO to FIFO. This change has been reflected in the restated 2001 and 2000 comparative information.

Income by segment		$ million

	2002	2001	2000
	As restated	As restated	As restated

Exploration and Production	541	757	989
Gas & Power	589	746	505
Oil Products	448	43	892
Chemicals	153	(26)	174
Corporate and Other	(277)	(386)	(355)

	1,454	1,134	2,205

(b) Investments

$ million

			2002	2001
			As restated	As restated

	Shares	Loans	Total	Total

At January 1	16,034	2,297	18,331	19,362
New investments	684	605	1,289	1,074
Net asset transfers to/(from) associates, disposals and other movements	(2,027)	(382)	(2,409)	(1,031)
Net income	1,454	–	1,454	1,134
Dividends	(1,571)	–	(1,571)	(1,800)
Currency translation differences	743	108	851	(408)

At December 31	15,317	2,628	17,945	18,331

In 2002, the net asset transfers to/from associates, disposals and other movements mainly comprise the effects of the reclassification of Equilon from an associate to a Group company consequent on the acquisition of the outstanding 44% interest.

Royal Dutch/Shell Group of Companies      G 15
20-F/A (Amendment No. 2) 2002

The amount in 2001 mainly relates to the effects of the reclassification of Sakhalin Energy from an associate to a Group company and repayments of loans.

Net income for 2002 includes $150 million write-down in the carrying amount of InterGen (Gas & Power), due to a reassessment of the impact of continued poor merchant power market conditions in the USA and UK.

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million

	2002	2001

Fixed assets	27,603	26,169
Current assets	7,029	7,841

Total assets	34,632	34,010
Current liabilities	7,107	8,588
Long-term liabilities	9,580	7,091

Net assets	17,945	18,331

An analysis by segment is shown in Note 24.

The Group’s major investments in associated companies at December 31, 2002 comprised:

Segment		Country of
Name	Group interest	incorporation

Exploration and Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oil Products
Motiva	50%	USA
Showa Shell	50%	Japan
Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia

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

G 16       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

7   Interest and other income

	$ million

	2002	2001	2000

Group companies
Interest income	491	784	627
Other income	165	177	236

	656	961	863
Associated companies	102	98	111

	758	1,059	974

8   Interest expense

	$ million

	2002	2001	2000

Group companies
Interest incurred	956	662	877
less interest capitalised	43	32	51

	913	630	826
Associated companies	451	503	498

	1,364	1,133	1,324

9   Taxation

(a) Taxation charge for the year

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Group companies
Current tax charge	6,727	7,722	9,251
Deferred tax charge/(credit)	17	(447)	530

	6,744	7,275	9,781
Associated companies	998	1,085	1,514

	7,742	8,360	11,295

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million

	2002	2001	2000
	As restated	As restated	As restated

Expected tax charge at statutory rates	6,596	7,397	9,786
Adjustments in respect of prior years	(251)	(258)	(89)
Other reconciling items	399	136	84

Taxation charge of Group companies	6,744	7,275	9,781

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

Royal Dutch/Shell Group of Companies      G 17
20-F/A (Amendment No. 2) 2002

(b) Taxes payable

$ million

	2002	2001

Taxes on activities of Group companies	1,988	2,220
Sales taxes, excise duties and similar levies and social law taxes	2,997	2,274

	4,985	4,494

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

$ million

	2002	2001
	As restated	As restated

Tangible and intangible fixed assets	16,692	9,012
Other items	3,504	3,169

Total deferred tax liabilities	20,196	12,181

Tax losses carried forward	(2,171)	(1,642)
Provisions
Pensions and similar obligations	(1,293)	(671)
Decommissioning and restoration costs	(1,700)	(1,162)
Environmental and other provisions	(445)	(322)
Other items	(4,510)	(2,936)

Total deferred tax assets	(10,119)	(6,733)
Asset valuation allowance	2,474	1,630

Net deferred tax assets	(7,645)	(5,103)

Net deferred tax liability	12,551	7,078

The increase in temporary differences for tangible and intangible fixed assets includes the deferred tax assumed on acquisition of Enterprise Oil (see Note 10).

The Group has tax losses carried forward amounting to $6,687 million at December 31, 2002. Of these, $5,108 million can be carried forward indefinitely. The remaining $1,579 million expires in the following years:

$ million

2003	97
2004	160
2005	342
2006	142
2007 – 2011	65
2012 – 2017	773

G 18       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

10 Tangible and intangible fixed assets

	2002					2001
	As restated					As restated

			Other	Total	Total	Total
	Tangible	Goodwill	intangible	intangible	Group	Group

Cost
At January 1	117,542	1,512	902	2,414	119,956	113,891
Capital expenditure	11,755	129	218	347	12,102	9,598
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	20,178	1,743	1,364	3,107	23,285	–
Sales, retirements and other movements [a]	(1,746)	30	410	440	(1,306)	(589)
Currency translation differences	9,770	86	64	150	9,920	(2,944)

At December 31	157,499	3,500	2,958	6,458	163,957	119,956

Depreciation
At January 1	66,821	1,147	328	1,475	68,296	66,018
Depreciation, depletion and amortisation charge	8,534	13	192	205	8,739	6,295
Sales, retirements and other movements	(1,539)	(27)	42	15	(1,524)	(2,295)
Currency translation differences	5,320	43	24	67	5,387	(1,722)

At December 31	79,136	1,176	586	1,762	80,898	67,296

Net 2002	78,363	2,324	2,372	4,696	83,059

2001	50,721	365	574	939		52,660

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

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

$ million

	2002	2001	2000
	As restated	As restated	As restated

Cost of sales	7,469	5,165	6,934
Selling and distribution expenses	1,095	1,007	1,087
Administrative expenses	62	53	57
Exploration	80	42	10
Research and development	33	28	42

	8,739	6,295	8,130

Royal Dutch/Shell Group of Companies      G 19
20-F/A (Amendment No. 2) 2002

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

G 20       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Pro forma information (unaudited)

Pro forma information for the Group, as if the four companies had been purchased (and paid for) on 1 January, 2001, is presented below.

$ million

	Net proceeds		Net income

	2002	2001	2002	2001

As reported	179,315	135,131	9,656	10,301
Results before financing costs:
Enterprise Oil	403	2,002	(32)	94
Equilon	–	44,463	–	45
DEA	–	6,422	(27)	153
PQS	1,691	2,315	81	117
Financing costs (after tax)			(165)	(461)

Pro forma	181,409	190,333	9,513	10,249

($)

	2002		2001

	As	Pro	As	Pro
	reported	forma	reported	forma

Basic earnings per share attributable to Royal Dutch	2.82	2.77	2.95	2.93
Diluted earnings per share attributable to Royal Dutch	2.81	2.77	2.95	2.93
Basic earnings per ADR attributable to Shell Transport	2.41	2.38	2.53	2.52
Diluted earnings per ADR attributable to Shell Transport	2.41	2.37	2.53	2.52

The pro forma information above is based on the following:

•	the preparation of this information has required use of certain estimates, utilising both pre- and post-acquisition data, in particular for fully-integrated businesses;

•	where applicable, pro forma amounts have been calculated taking into account additional depreciation, depletion or amortisation resulting from fair value accounting, and have been adjusted on to a US GAAP basis. The Group accounting policies as in effect in 2002 have been applied, adjusted to reflect changes in 2003 which have resulted in the restatement of prior information;

•	financing costs comprise additional interest charges on the purchase considerations, plus the acquired companies’ interest charges on their existing debt up to the date of acquisition;

Royal Dutch/Shell Group of Companies      G 21
20-F/A (Amendment No. 2) 2002

•	taxes have been calculated using the relevant statutory rate for each of the jurisdictions involved. A tax rate of 35% has been applied to calculate the tax relief on the interest charge on Group debt incurred to finance the acquisitions;

•	for 2001, pro forma data is provided for all acquisitions for the entire year. Both Equilon and DEA were included in Group results for all of 2002. For Enterprise Oil, the first quarter of 2002 is on a pro forma basis and for PQS the first three quarters of 2002 are reported on a pro forma basis;

•	PQS trademarks are being amortised over 40 years, with no residual value expected; and

•	restructuring costs incurred have remained in the period originally recorded. The Equilon acquisition resulted in a restructuring expense of approximately $300 million (pre-tax) in 2001.

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

G 22       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 23
20-F/A (Amendment No. 2) 2002

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

G 24       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

(b) Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2002 is as follows:

$ million[a]

2003	318
2004	285
2005	236
2006	219
2007	212
2008 and after	2,301

3,571

a Includes reclassification of certain purchase obligations in Canada.

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

Royal Dutch/Shell Group of Companies      G 25
20-F/A (Amendment No. 2) 2002

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

2002 (as restated)				$ million

				Movements
	Movements	Movements		derived from
	from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	11,815	4,533	15,051	31,399
Investments – associates	654	851	(1,891)	(386)
Other long-term assets	807	547	(1,737)	(383)
Inventories	2,079	704	1,975	4,758
Accounts receivable	5,830	1,551	3,913	11,294
Cash and cash equivalents	(5,267)	153	–	(5,114)
Short-term debt	(7,058)	(855)	(402)	(8,315)
Short-term part of long-term debt	(554)	(17)	–	(571)
Accounts payable and accrued liabilities	(6,989)	(2,376)	(3,940)	(13,305)
Taxes payable	735	(728)	(498)	(491)
Long-term debt	688	(502)	(5,171)	(4,985)
Other long-term liabilities	(292)	(346)	(1,021)	(1,659)
Deferred taxation	13	(1,214)	(4,272)	(5,473)
Other provisions	(434)	(619)	(2,545)	(3,598)
Other items	(196)	(347)	558	15
Distributions to Parent Companies	1,526	(578)	–	948
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	864	1,675	(20)

			–

Movement in retained earnings of
Group companies (Note 4)	4,221

Movement in cumulative currency
translation differences (Note 5)		2,432

Movement in net assets (Note 4)				4,134

Income taxes paid by Group companies totalled $6.7 billion in 2002 (2001: $9.3 billion; 2000: $8.8 billion). Interest paid by Group companies was $1.0 billion in 2002 (2001: $0.7 billion; 2000: $0.9 billion).

The main non-cash movements reflect the assets acquired and liabilities assumed resulting from major acquisitions during the year (see Note 10).

G 26       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 27
20-F/A (Amendment No. 2) 2002

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

G 28       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 29
20-F/A (Amendment No. 2) 2002

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

G 30       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

		2002		2001		2000

	As restated		As restated		As restated
	(see		(see		(see
	Note 2(a))	Pro forma	Note 2(a))	Pro forma	Note 2(a))	Pro forma

Group net income ($ million)	9,656	9,453	10,301	10,192	12,813	12,781
Basic earnings per share attributable to Royal Dutch ($)	2.82	2.76	2.95	2.92	3.61	3.60
Diluted earnings per share attributable to Royal Dutch ($)	2.81	2.76	2.95	2.92	3.61	3.60
Basic earnings per ADR attributable to Shell Transport ($)	2.41	2.36	2.53	2.51	3.11	3.10
Diluted earnings per ADR attributable to Shell Transport ($)	2.41	2.36	2.53	2.50	3.11	3.10

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

Royal Dutch/Shell Group of Companies      G 31
20-F/A (Amendment No. 2) 2002

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

24	Information by geographical area and by industry segment

(a) Geographical area (as restated)

	$ million

	2002		2001		2000

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	65,073	36,516	62,259	19,131	68,060	22,011
Other Eastern Hemisphere	33,322	28,492	31,866	26,228	34,144	22,550
USA	62,632	27,266	21,095	17,849	26,089	16,517
Other Western Hemisphere	18,288	11,869	19,911	9,805	20,760	8,920

Total Group	179,315	104,143	135,131	73,013	149,053	69,998

G 32       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

24	Information by geographical area and by industry segment continued

(b) Industry segment

2002 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	179,315	11,901	16,992	135,544	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds		26,581	17,612	138,624	15,207	770

Operating profit/(loss)
Group companies	15,386	12,097	107	3,188	438	(444)
Group share of associated companies	2,816	1,316	751	556	213	(20)

	18,202	13,413	858	3,744	651	(464)
Interest and other income	758	98	118	14	3	525
Interest expense	1,364					1,364
Currency exchange gains/(losses)	(23)	(26)	6	(64)	(16)	77
Taxation	7,742	6,759	208	1,067	73	(365)
Income applicable to minority interests	175

Net income	9,656	6,726	774	2,627	565	(861)

Total assets at December 31	153,131	56,988	16,057	60,549	14,172	5,365
Total liabilities at December 31	(89,287)	(45,191)	(12,223)	(41,826)	(7,903)	17,856
Tangible fixed assets at December 31
Cost	157,499	93,333	2,843	47,689	12,010	1,624
Depreciation	(79,136)	(47,076)	(763)	(23,926)	(6,711)	(660)
Goodwill at December 31	2,324	–	184	1,989	22	129
Investments in associated companies at December 31	17,945	3,591	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,155	952	7,968	998	578
Depreciation, depletion and amortisation charge
Impairment	197	33	4	111	29	20
Other	8,542	5,658	124	2,295	372	93

2001 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	135,131	12,057	15,721	93,517	13,260	576
inter-segment		13,790	705	2,108	990	2

Net proceeds		25,847	16,426	95,625	14,250	578

Operating profit/(loss)
Group companies	16,447	14,050	538	2,481	(34)	(588)
Group share of associated companies	2,644	1,548	941	241	(27)	(59)

	19,091	15,598	1,479	2,722	(61)	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,360	7,735	385	690	(192)	(258)
Income applicable to minority interests	326

Net income	10,301	7,911	1,226	1,970	127	(607)

Total assets at December 31	111,446	39,270	11,815	38,007	12,145	10,209
Total liabilities at December 31	(51,838)	(23,895)	(7,277)	(21,367)	(6,383)	7,084
Tangible fixed assets at December 31
Cost	117,543	68,572	2,275	34,577	10,782	1,337
Depreciation	(66,822)	(39,025)	(679)	(20,449)	(6,064)	(605)
Goodwill at December 31	365	–	189	154	22	–
Investments in associated companies at December 31	18,331	3,462	4,614	6,384	3,740	131
Capital expenditure and new investments in associated companies	10,672	7,136	908	1,527	760	341
Depreciation, depletion and amortisation charge
Impairment	88	8	(8)	(4)	40	52
Other	6,207	4,004	114	1,621	364	104

Royal Dutch/Shell Group of Companies      G 33
20-F/A (Amendment No. 2) 2002

2000 (as restated)					$ million

		Exploration
	Total	and	Gas &	Oil		Corporate &
	Group	Production	Power	Products	Chemicals	Other

Sales
third parties	149,053	13,375	15,991	104,002	15,205	480
inter-segment		14,195	496	2,280	1,102	–

Net proceeds		27,570	16,487	106,282	16,307	480

Operating profit/(loss)
Group companies	20,520	17,355	(360)	2,931	939	(345)
Group share of associated companies	4,099	2,005	646	1,232	240	(24)

	24,619	19,360	286	4,163	1,179	(369)
Interest and other income	974	15	83	92	6	778
Interest expense	1,324					1,324
Currency exchange gains/(losses)	(114)	8	6	(35)	9	(102)
Taxation	11,295	9,512	263	1,539	161	(180)
Income applicable to minority interests	47

Net income	12,813	9,871	112	2,681	1,033	(837)

Total assets at December 31	123,312	35,698	17,766	42,885	13,236	13,727
Total liabilities at December 31	(62,799)	(19,495)	(13,902)	(23,880)	(5,688)	166
Tangible fixed assets at December 31
Cost	111,408	60,828	2,473	35,656	11,250	1,201
Depreciation	(64,540)	(36,091)	(755)	(20,675)	(6,480)	(539)
Goodwill at December 31	417	–	208	170	39	–
Investments in associated companies at December 31	19,362	4,213	3,929	7,253	3,899	68
Capital expenditure and new investments in associated companies	7,289	3,913	768	1,457	977	174
Depreciation, depletion and amortisation charge
Impairment	1,785	105	697	824	104	55
Other	6,345	3,709	144	1,766	620	106

G 34       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

25	Oil and gas exploration and production activities

(a) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million

	2002[a]	2001[a]	2000[a]
	As restated	As restated	As restated

Cost
Proved properties	83,964	63,115	56,983
Unproved properties	4,768	2,430	1,746
Support equipment and facilities	2,352	1,718	1,586

	91,084	67,263	60,315

Depreciation
Proved properties	45,525	37,761	34,917
Unproved properties	325	212	141
Support equipment and facilities	1,224	1,051	1,032

	47,074	39,024	36,090

Net capitalised costs	44,010	28,239	24,225

Oil sands: net capitalised costs	2,246	1,309	513

a Includes the impact of reclassifications between asset classes.

The Group share of associated companies’ net capitalised costs was $3,173 million at December 31, 2002 (2001: $2,924 million; 2000: $3,791 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2002						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	3,776	–	–	122	565	801	5,264
Unproved	1,693	53	–	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development[a]
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

2001						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	5	–	839	82	290	9	1,225
Unproved	23	61	162	91	157	(19)	475
Exploration	114	163	119	203	303	203	1,105
Development[a]
Excluding oil sands	852	992	449	289	1,214	230	4,026
Oil sands						847	847

a Includes the impact of reclassifications between geographical regions and cost categories.

Royal Dutch/Shell Group of Companies      G 35
20-F/A (Amendment No. 2) 2002

2000						$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Acquisition of properties
Proved	1				69	–	70
Unproved	4	82		36	34	57	213
Exploration	79	113	170	138	305	115	920
Development[a]
Excluding oil sands	834	554	290	297	809	169	2,953
Oil Sands						406	406

a Includes the impact of reclassifications between geographical regions and cost categories.

The Group share of associated companies’ costs incurred was $551 million in 2002 (2001: $415 million; 2000: $227 million).

G 36       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2002 (as restated)						$ million

					Western
	Eastern Hemisphere				Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Sales
third parties	5,472	73	969	1,764	1,997	892	11,167
intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	2,155	4,851	4,860	1,325	25,846
Production costs[a]	1,826	754	477	1,515	589	298	5,459
Exploration expense	177	219	62	82	249	208	997
Depreciation, depletion and amortisation	2,293	393	600	794	1,352	257	5,689
Other income/(costs)	(604)	(162)	149	(358)	(330)	(227)	(1,532)

Earnings before taxation	5,144	1,083	1,165	2,102	2,340	335	12,169
Taxation	2,340	789	330	1,638	791	93	5,981

Earnings from operations	2,804	294	835	464	1,549	242	6,188

Earnings from oil sands						(3)	(3)

2001 (as restated)						$ million

					Western
	Eastern Hemisphere				Hemisphere

				Middle
				East,
			Asia	Russia,			Total
	Europe	Africa	Pacific	CIS	USA	Other

Sales
third parties	4,971	98	1,013	1,322	2,771	836	11,011
intra-group	3,723	2,759	1,171	3,201	2,306	630	13,790

Net proceeds	8,694	2,857	2,184	4,523	5,077	1,466	24,801
Production costs[a]	1,276	820	406	1,362	496	268	4,628
Exploration expense	98	109	121	125	289	143	885
Depreciation, depletion and amortisation	1,330	332	478	518	1,072	282	4,012
Other income/(costs)	(395)	(97)	(58)	(74)	(305)	(247)	(1,176)

Earnings before taxation	5,595	1,499	1,121	2,444	2,915	526	14,100
Taxation	2,454	1,026	403	1,849	1,028	185	6,945

Earnings from operations	3,141	473	718	595	1,887	341	7,155

Earnings from oil sands						–	–

Royal Dutch/Shell Group of Companies      G 37
20-F/A (Amendment No. 2) 2002

25	Oil and gas exploration and production activities

(c) Earnings continued

2000 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere		Total

			Asia	Middle East,
	Europe	Africa	Pacific	Russia, CIS	USA	Other

Sales
third parties	5,378	161	919	1,216	3,199	1,104	11,977
intra-group	3,714	3,181	842	3,740	2,165	534	14,176

Net proceeds	9,092	3,342	1,761	4,956	5,364	1,638	26,153
Production costs[a]	1,493	901	332	1,462	427	313	4,928
Exploration expense	118	151	159	105	226	75	834
Depreciation,
depletion and
amortisation	1,476	308	378	327	953	372	3,814
Other income/(costs)	206	13	594	(78)	378	(313)	800

Earnings before
taxation	6,211	1,995	1,486	2,984	4,136	565	17,377
Taxation	2,752	1,487	507	2,211	1,391	148	8,496

Earnings from operations	3,459	508	979	773	2,745	417	8,881

Earnings from oil sands						–	–

a Includes certain royalties paid in cash amounting to $1,449 million in 2002 (2001: $1,364 million; 2000: $1,698 million).

The Group share of associated companies’ earnings was $541 million in 2002 (2001: $757 million; 2000: $989 million) mainly in the USA $330 million (2001: $303 million; 2000: $569 million) and Asia Pacific $170 million (2001: $428 million; 2000: $369 million).

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

G 38       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 39
20-F/A (Amendment No. 2) 2002

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

29	Division of Group net assets between the Parent Companies and movements therein

The division of Group net assets and movements therein, including Group net income, in accordance with Note 1, is as follows:

	$ million

		Royal Dutch	Shell Transport
	Total	(60%)	(40%)
	As restated	As restated	As restated

At January 1, 2000	56,601	33,961	22,640
Movements during the year 2000 Group net income	12,813	7,688	5,125
less: distributions to Parent Companies	(8,579)	(5,147)	(3,432)

Undistributed net income	4,234	2,541	1,693
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	(120)	(80)
Other comprehensive income (see Note 5)	(3,019)	(1,812)	(1,207)

At December 31, 2000	57,616	34,570	23,046

Movements during the year 2001
Group net income	10,301	6,180	4,121
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,138	682	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,142	33,685	22,457

Movements during the year 2002
Group net income	9,656	5,794	3,862
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,221	2,533	1,688
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,276	36,166	24,110

The above table is based on the Group’s US GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 32(c) for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

G 40       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Restatement of previously issued Financial Statements	$ million

						Royal Dutch			Shell Transport
	Previously			Previously		(60%)	Previously		(40%)
	reported	Adjustments	As restated	reported	Adjustments	As restated	reported	Adjustments	As restated

At January 1, 2000	56,171	430	56,601	33,703	258	33,961	22,468	172	22,640
Movements during the year 2000
Group net income	12,719	94	12,813	7,631	57	7,688	5,088	37	5,125
less: distributions to Parent Companies	(8,579)	–	(8,579)	(5,147)	–	(5,147)	(3,432)	–	(3,432)

Undistributed net income	4,140	94	4,234	2,484	57	2,541	1,656	37	1,693
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	–	(200)	(120)	–	(120)	(80)	–	(80)
Other comprehensive income (see Note 5)	(3,025)	6	(3,019)	(1,815)	3	(1,812)	(1,210)	3	(1,207)

At December 31, 2000	57,086	530	57,616	34,252	318	34,570	22,834	212	23,046

Movements during the year 2001
Group net income	10,852	(551)	10,301	6,511	(331)	6,180	4,341	(220)	4,121
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(551)	1,138	1,013	(331)	682	676	(220)	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (see Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	(18)	56,142	33,696	(11)	33,685	22,464	(7)	22,457

Movements during the year 2002
Group net income	9,419	237	9,656	5,651	143	5,794	3,768	94	3,862
less: distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	237	4,221	2,390	143	2,533	1,594	94	1,688
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	212	60,276	36,038	128	36,166	24,026	84	24,110

30	Subsequent events

Settlements

On 29 July 2004, the Group announced that it had reached agreements in principle with the SEC and the FSA to resolve their investigations. In connection with the agreement in principle with the SEC, Shell consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Shell violated, and requiring Shell to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement in principle with the FSA, Shell agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Shell breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million.

Restructuring

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act

Royal Dutch/Shell Group of Companies      G 41
20-F/A (Amendment No. 2) 2002

1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

G 42       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Royal Dutch/ Shell Group of Companies
Report of Registered Independent Public Accountants
on the Netherlands GAAP Financial Statements

We have audited the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies for the years 2002, 2001 and 2000 (which include notes on pages G5 to G42 and on pages G44 to G53). The preparation of the Financial Statements is the responsibility of management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

As discussed in Note 32(a) on pages G46 to G48, the Royal Dutch/ Shell Group of Companies has restated comparative data for the three years ended December 31, 2002.

As discussed in Note 32(b) on pages G48 and G49, the Royal Dutch/Shell Group of Companies has restated its financial statements for the three years ended December 31, 2002 to correct for the impact of the Second Reserves Restatement.

/s/ KPMG Accountants N.V.

-----------------------------------------------------
KPMG Accountants N.V., The Hague — The Netherlands
Registered independent public accountants

/s/ PricewaterhouseCoopers LLP

-----------------------------------------------------
PricewaterhouseCoopers LLP, London — United Kingdom
Registered independent public accountants

March 5, 2003, except for Note 32(a) (Changes in accounting policies and first restatement of previously issued financial statements), which is as of May 22, 2004, and except for Note 32(b) (Second restatement of previously issued financial statements), which is as of March 3, 2005.

Royal Dutch/Shell Group of Companies      G 43
20-F/A (Amendment No. 2) 2002

Netherlands GAAP Financial Statements

Statement of Income (as restated)	$ million

	Note	2002	2001	2000

Sales proceeds		235,482	177,201	191,418
Sales taxes, excise duties and similar levies		56,167	42,070	42,365

Net proceeds		179,315	135,131	149,053
Cost of sales		150,949	108,245	118,275

Gross profit		28,366	26,886	30,778
Selling and distribution expenses		9,954	7,898	7,896
Administrative expenses		1,601	1,244	1,137
Exploration		1,073	910	836
Research and development		472	387	389

Operating profit of Group companies		15,266	16,447	20,520
Share of operating profit of associated companies	6	2,816	2,644	4,099

Operating profit		18,082	19,091	24,619
Interest and other income	7	758	1,059	974
Interest expense	8	1,364	1,133	1,324
Currency exchange gains/(losses)		(23)	(30)	(114)

Income before taxation		17,453	18,987	24,155
Taxation	9	7,742	8,360	11,295

Income after taxation		9,711	10,627	12,860
Income applicable to minority interests		175	326	47

Net income		9,536	10,301	12,813

Statement of Comprehensive Income and Parent Companies’ Interest in Group Net Assets (as restated)	$ million

	Note	2002	2001	2000

Net income	36	9,536	10,301	12,813
Other comprehensive income, net of tax:	5
currency translation differences	19	2,432	(1,686)	(2,711)
unrealised gains/(losses) on securities		25	(143)	(238)
unrealised gains/(losses) on cash flow hedges		(225)	(14)
minimum pension liability adjustments		(1,475)	(127)	(70)

Comprehensive income		10,293	8,331	9,794
Distributions to Parent Companies	36	(5,435)	(9,163)	(8,579)
Increase in Parent Companies’ shares held, net of dividends received	22	(844)	(642)	(200)
Parent Companies’ interest in Group net assets at January 1		56,142	57,616	56,601

Parent Companies’ interest in Group net assets at December 31	36	60,156	56,142	57,616

G 44       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31,	Dec 31,
	Note	2002	2001

Fixed assets
Tangible assets	33	81,433	52,950
Intangible assets	33	4,576	939
Investments:
associated companies	6	17,945	18,331
securities	14	1,719	1,914
other		1,420	1,108

Total fixed assets		107,093	75,242

Other long-term assets	11	7,333	7,716

Current assets
Inventories	12	11,338	6,580
Accounts receivable	13	28,761	17,467
Cash and cash equivalents	14	1,556	6,670

Total current assets		41,655	30,717

Current liabilities: amounts due within one year
Short-term debt	15	12,874	3,988
Accounts payable and accrued liabilities	17	32,189	18,884
Taxes payable	9	4,985	4,494
Dividends payable to Parent Companies		5,153	6,101

Total current liabilities		55,201	33,467

Net current assets/(liabilities)		(13,546)	(2,750)

Total assets less current liabilities		100,880	80,208

Long-term liabilities: amounts due after more than one year
Long-term debt	34	9,887	4,061
Other	18	6,174	4,515

		16,061	8,576

Provisions
Deferred taxation	9	12,551	7,078
Pensions and similar obligations	20	5,016	2,331
Decommissioning and restoration costs	23	3,528	2,615

		21,095	12,024

Group net assets before minority interests		63,724	59,608
Minority interests		3,568	3,466

Net assets		60,156	56,142

Statement of Cash Flows

The differences in accounting policy between Netherlands GAAP and US GAAP do not affect the underlying cash flows of the Group and therefore a separate Statement of Cash Flows is not presented under Netherlands GAAP. Reference is made to the Statement of Cash Flows presented on page G4.

Royal Dutch/Shell Group of Companies      G 45
20-F/A (Amendment No. 2) 2002

Notes to the Netherlands GAAP Financial Statements

31	Basis of Presentation of Group Financial Statements under Netherlands GAAP
These Financial Statements have been prepared in conformity with generally accepted accounting principles in the Netherlands (Netherlands GAAP). These accounting principles are consistent with the accounting principles applied in the preparation of the Group’s Financial Statements prepared in conformity with generally accepted accounting principles in the United States (US GAAP), as set out in the Group accounting policies on pages G10 to G13, except as set forth below. The Notes to the Financial Statements prepared in conformity with US GAAP appearing on pages G5 to G42 are an integral part of these Financial Statements prepared under Netherlands GAAP.

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

(ii)	long-term commitments: Under US GAAP, certain power generation contracts (“tolling agreements”) are recognised in the Financial Statements at fair value. Under Netherlands GAAP, these commitments, together with certain other agreements not recognised on the Group’s balance sheet under US GAAP are accounted for in 2002 and prior years as capital leases upon inception. The Group’s balance sheet under Netherlands GAAP as of December 31, 2002 includes tangible fixed assets and debt of $3.1 billion (2001: $2.2 billion) relating to such agreements.

32(a)	Changes in accounting policies and first restatement of previously issued financial statements
The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to:

(i)	the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world is not an acceptable method under Netherlands GAAP (note that the Group has elected to make a similar change in accounting policy under US GAAP to eliminate the use of the LIFO method — see Note 3). Net income for 2002 has increased by $511 million (2001: decreased by $446 million; 2000: increased by $269 million; prior to 2000: increase of $513 million in net income and $825 million pre-tax). Net assets at December 31, 2002 have increased by $850 million (2001: $339 million; 2000: $783 million);

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

The restatement of the Financial Statements also gives effect to changes in accounting policy relating to exploration costs and certain gas contracts, as discussed in Note 2(a) as corrections under US GAAP. This change aligns the Group accounting policy under Netherlands GAAP with oil and gas specific accounting standards applicable under US GAAP. The effect of the change for exploration costs is a reduction in previously reported net income for 2002 of $61 million (2001: $14 million; 2000: $42 million), and a reduction in previously reported net assets at December 31, 2002 of $155 million (2001: $91 million). The effect of the change for certain gas contracts is a reduction in previously reported net income for 2002 and net assets at December 31, 2002 of $39 million.

In addition, errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of the overstatement of proved reserves as corrected by the First Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2002, 2001 and 2000.

Quantitative information concerning the effect of the above changes in accounting policies and adjustments is set forth in the tables below and additional information is contained in Note 2(a) on pages G5 to G8.

G 46       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Statement of Income																		$ million

	2002								2001						2000

					Restated							Restated						Restated
	As	First			prior to				As	First		prior to			As	First		prior to
	originally	Reserves			policy	Exploration	Gas	As	originally	Reserves		policy	Exploration	As	originally	Reserves		policy	Exploration	As
	reported	Restatement	Inventories	Goodwill	election	costs	contracts	restated	reported	Restatement	Inventories	election	costs	restated	reported	Restatement	Inventories	election	costs	restated

Net proceeds	179,431	(52)	–	–	179,379	–	(64)	179,315	135,211	(80)	–	135,131	–	135,131	149,146	(93)	–	149,053	–	149,053
Cost of sales	151,214	114	(617)	120	150,831	–	–	150,831	107,839	4	308	108,151	–	108,151	118,328	39	(204)	118,163	–	118,163
Exploration	991	–	–	–	991	82	–	1,073	882	7	–	889	21	910	755	7	–	762	74	836
Other operating expenses	12,027	–	–	–	12,027	–	–	12,027	9,529	–	–	9,529	–	9,529	9,422	–	–	9,422	–	9,422
Share of operating profit of associates	2,624	–	198	–	2,822	–	–	2,822	3,041	18	(413)	2,646	–	2,646	3,859	–	242	4,101	–	4,101

Operating profit	17,823	(166)	815	(120)	18,352	(82)	(64)	18,206	20,002	(73)	(721)	19,208	(21)	19,187	24,500	(139)	446	24,807	(74)	24,733
Net interest expense and currency exchange gains/losses	629	–	–	–	629	–	–	629	104	–	–	104	–	104	464	–	–	464	–	464

Income before taxation	17,194	(166)	815	(120)	17,723	(82)	(64)	17,577	19,898	(73)	(721)	19,104	(21)	19,083	24,036	(139)	446	24,343	(74)	24,269
Taxation	7,617	(65)	290	–	7,842	(21)	(25)	7,796	8,694	(27)	(256)	8,411	(7)	8,404	11,273	(53)	161	11,381	(32)	11,349
Minority interests	158	7	14	–	179	–	–	179	352	(4)	(19)	329	–	329	44	(6)	16	54	–	54

Net income	9,419	(108)	511	(120)	9,702	(61)	(39)	9,602	10,852	(42)	(446)	10,364	(14)	10,350	12,719	(80)	269	12,908	(42)	12,866

Statement of Assets and Liabilities		$ million

	December 31, 2002									December 31, 2001

						Restated								Restated
	As	First				prior to				As	First			prior to
	originally	Reserves			Long-term	policy	Exploration	Gas	As	originally	Reserves		Long-term	policy	Exploration	As
	reported	Restatement	Inventories	Goodwill	commitments	election	costs	contracts	restated	reported	Restatement	Inventories	commitments	election	costs	restated

Fixed assets
Tangible assets	79,390	(467)	–	–	3,070	81,993	(236)	–	81,757	51,370	(293)	–	2,229	53,306	(150)	53,156
Intangible assets	4,696	–	–	(120)	–	4,576	–	–	4,576	939	–	–	–	939	–	939
Investments	20,760	2	325	–	–	21,087	–	–	21,087	21,040	2	312	–	21,354	–	21,354
Other long-term assets	7,299	–	–	–	–	7,299	–	34	7,333	7,716	–	–	–	7,716	–	7,716
Inventories	10,298	–	1,040	–	–	11,338	–	–	11,338	6,341	–	239	–	6,580	–	6,580
Other current assets	30,248	–	–	–	–	30,248	–	69	30,317	24,137	–	–	–	24,137	–	24,137
Current liabilities	55,115	–	–	–	–	55,115	–	86	55,201	33,467	–	–	–	33,467	–	33,467
Long-term liabilities
Long-term debt	6,817	–	–	–	3,070	9,887	–	–	9,887	1,832	–	–	2,229	4,061	–	4,061
Other	6,118	–	–	–	–	6,118	–	56	6,174	4,515	–	–	–	4,515	–	4,515
Provisions
Deferred taxation	12,471	(186)	492	–	–	12,777	(81)	–	12,696	7,146	(117)	203	–	7,232	(59)	7,173
Pensions and decommissioning	8,544	–	–	–	–	8,544	–	–	8,544	4,946	–	–	–	4,946	–	4,946
Minority interests	3,562	(3)	23	–	–	3,582	–	–	3,582	3,477	(10)	9	–	3,476	–	3,476

Net assets	60,064	(276)	850	(120)	–	60,518	(155)	(39)	60,324	56,160	(164)	339	–	56,335	(91)	56,244

Royal Dutch/Shell Group of Companies      G 47
20-F/A (Amendment No. 2) 2002

Parent Companies’ interest in Group net assets		$ million

	2002	2001	2000

At December 31 as previously reported	60,064	56,160	57,086
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of First Reserves Restatement	(164)	(122)	(46)[a]
Cumulative effect of change in policy for inventories	339	783	513 [a]

Total before elective changes	60,239	56,821	57,553
Cumulative effect of exploration costs change	(91)	(78)	(37)[a]

	60,148	56,743	57,516
Net income for the year
First Reserves Restatement	(108)	(42)	(80)
Change in policy for inventories	511	(446)	269
Goodwill change	(120)	–	–

Total before elective changes	60,431	56,255	57,705
Exploration costs change	(61)	(14)	(42)
Gas contracts change	(39)	–	–

	60,331	56,241	57,663

Currency translation differences for the year	(7)	3	6

At December 31 as restated	60,324	56,244	57,669

a Cumulative effect as at January 1, 2000.

32(b) Second restatement of previously issued financial statements

Errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of the overstatement of proved reserves as corrected by the Second Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2002, 2001 and 2000.

Quantitative information concerning the effect of the above changes in accounting policies and adjustments is set forth in the tables below and additional information is contained in Note 2(b) on pages G8 to G10.

Statement of Income									$ million

			2002			2001			2000

		Second			Second			Second
	As previously	Reserves	As	As previously	Reserves	As	As previously	Reserves	As
	restated	Restatement	restated	restated	Restatement	restated	restated	Restatement	restated

Net proceeds	179,315	–	179,315	135,131	–	135,131	149,053	–	149,053
Cost of sales	150,831	118	150,949	108,151	94	108,245	118,163	112	118,275
Exploration	1,073	–	1,073	910	–	910	836	–	836
Other operating expenses	12,027	–	12,027	9,529	–	9,529	9,422	–	9,422
Share of operating profit of associated companies	2,822	(6)	2,816	2,646	(2)	2,644	4,101	(2)	4,099

Operating profit	18,206	(124)	18,082	19,187	(96)	19,091	24,733	(114)	24,619
Net interest expense and currency exchange gains/losses	629	–	629	104	–	104	464	–	464

Income before taxation	17,577	(124)	17,453	19,083	(96)	18,987	24,269	(114)	24,155
Taxation	7,796	(54)	7,742	8,404	(44)	8,360	11,349	(54)	11,295
Minority interests	179	(4)	175	329	(3)	326	54	(7)	47

Net income	9,602	(66)	9,536	10,350	(49)	10,301	12,866	(53)	12,813

G 48       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

The total impact of the Reserves Restatement is a reduction in net income of $174 million in 2002 (2001: $91 million; 2000: $133 million).

Statement of Assets and Liabilities						$ million

	December 31, 2002			December 31, 2001

	As previously	Second Reserves		As previously	Second Reserves
	restated	Restatement	As restated	restated	Restatement	As restated

Fixed assets
Tangible	81,757	(324)	81,433	53,156	(206)	52,950
Intangible	4,576	–	4,576	939	–	939
Investments	21,087	(3)	21,084	21,354	(1)	21,353
Other long-term assets	7,333	–	7,333	7,716	–	7,716
Current assets	41,655	–	41,655	30,717	–	30,717
Current liabilities	55,201	–	55,201	33,467	–	33,467
Long-term liabilities	16,061	–	16,061	8,576	–	8,576
Provisions
Deferred taxation	12,696	(145)	12,551	7,173	(95)	7,078
Pensions and decommissioning	8,544	–	8,544	4,946	–	4,946
Minority interests	3,582	(14)	3,568	3,476	(10)	3,466

Net assets	60,324	(168)	60,156	56,244	(102)	56,142

Parent Companies’ Interest in Group net assets		$ million

	2002	2001	2000

At December 31 as previously restated	60,324	56,244	57,669
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(102)	(53)	–
Net income for the year	(66)	(49)	(53)

At December 31 as restated	60,156	56,142	57,616

The total impact of the Reserves Restatement is a reduction in Group net assets of $444 million at December 31, 2002 (2001: $266 million; 2000: $175 million).

32(c) Reconciliation between US GAAP and Netherlands GAAP (as restated)

Please refer to the Notes to the Financial Statements prepared in accordance with US GAAP on pages G5 to G42. The following table provides a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets.

				$ million

	Net income			Net assets

	2002	2001	2000	Dec 31, 2002	Dec 31, 2001

In accordance with US GAAP	9,656	10,301	12,813	60,276	56,142
Adjustment for Netherlands GAAP:
Goodwill amortisation	(120)	–	–	(120)	–
Long-term commitments	–	–	–	–	–

In accordance with Netherlands GAAP	9,536	10,301	12,813	60,156	56,142

Where applicable, differences between Netherlands GAAP and US GAAP affecting these Notes are disclosed below.

The above table should be used to understand the differences in the movements in the Group’s net assets found in Notes 29 and 36 as the tables are prepared based on US GAAP and Netherlands GAAP respectively.

Royal Dutch/Shell Group of Companies      G 49
20-F/A (Amendment No. 2) 2002

33 Tangible and intangible fixed assets (as restated)						$ million

2002						2001

			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group

Cost
At January 1	119,771	1,512	902	2,414	122,185	115,624
Capital expenditure	11,755	129	218	347	12,102	9,598
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	20,178	1,743	1,364	3,107	23,285	–
Sales, retirements and other movements	(905)	30	410	440	(465)	(93)
Currency translation differences	9,770	86	64	150	9,920	(2,944)

At December 31	160,569	3,500	2,958	6,458	167,027	122,185

Depreciation
At January 1	66,821	1,147	328	1,475	68,296	66,018
Depreciation, depletion and amortisation charge	8,534	133	192	325	8,859	6,295
Sales, retirements and other movements	(1,539)	(27)	42	15	(1,524)	(2,295)
Currency translation differences	5,320	43	24	67	5,387	(1,722)

At December 31	79,136	1,296	586	1,882	81,018	68,296

Net 2002	81,433	2,204	2,372	4,576	86,009

2001	52,950	365	574	939		53,889

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

34	Debt
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

G 50       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

(b)	Capitalised lease obligations
The future minimum lease payments under capital leases and the present value of net minimum capital lease payments at December 31, 2002 are as follows:

$ million

Capital
leases

2003	939
2004	288
2005	320
2006	323
2007	335
2008 and after	4,195

Total minimum payments	6,400

less executory costs and interest	2,765

Present value of net minimum capital lease payments	3,635

35	Information by geographical area and by industry segment
See Note 24 prepared under US GAAP. The difference under Netherlands GAAP for net income, arises from increased depreciation, depletion and amortisation in 2002 as shown in Note 31 (the majority of which relates to the Oil Products segment). The difference in tangible fixed assets at December 31, 2002 and 2001 and in goodwill at December 31, 2002 is shown in Note 33 and the difference in total liabilities at December 31, 2002 and 2001 is shown in Note 34.

36	Division of Group net assets between the Parent Companies and movements therein
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

Royal Dutch/Shell Group of Companies      G 51
20-F/A (Amendment No. 2) 2002

The division of Group net assets and movements therein, including Group net income, is as follows:

			$ million

		Royal	Shell
	Total	Dutch (60%)	Transport (40%)
	As restated	As restated	As restated

At January 1, 2000	56,601	33,961	22,640
Movements during the year 2000:
Group net income	12,813	7,688	5,125
less: distributions to Parent Companies	(8,579)	(5,147)	(3,432)

Undistributed net income	4,234	2,541	1,693
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	(120)	(80)
Other comprehensive income (see Note 5)	(3,019)	(1,812)	(1,207)

At December 31, 2000	57,616	34,570	23,046

Movements during the year 2001:
Group net income	10,301	6,180	4,121
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,138	682	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,142	33,685	22,457

Movements during the year 2002:
Group net income	9,536	5,722	3,814
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,101	2,461	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,156	36,094	24,062

The above table is based on the Group’s Netherlands GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP (as restated)” table in Note 32(c) for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net assets.

G 52       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Restatement of previously issued Financial Statements					$ million

						Royal			Shell
						Dutch			Transport
						(60%)			(40%)
	Previously		As	Previously		As	Previously		As
	reported	Adjustments	restated	reported	Adjustments	restated	reported	Adjustments	restated

At January 1, 2000	56,171	430	56,601	33,703	258	33,961	22,468	172	22,640
Movements during the year 2000:
Group net income	12,719	94	12,813	7,631	57	7,688	5,088	37	5,125
less: distributions to Parent Companies	(8,579)	–	(8,579)	(5,147)	–	(5,147)	(3,432)	–	(3,432)

Undistributed net income	4,140	94	4,234	2,484	57	2,541	1,656	37	1,693
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(200)	–	(200)	(120)	–	(120)	(80)	–	(80)
Other comprehensive income (see Note 5)	(3,025)	6	(3,019)	(1,815)	3	(1,812)	(1,210)	3	(1,207)

At December 31, 2000	57,086	530	57,616	34,252	318	34,570	22,834	212	23,046

Movements during the year 2001:
Group net income	10,852	(551)	10,301	6,511	(331)	6,180	4,341	(220)	4,121
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(551)	1,138	1,013	(331)	682	676	(220)	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (see Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	(18)	56,142	33,696	(11)	33,685	22,464	(7)	22,457

Movements during the year 2002:
Group net income	9,419	117	9,536	5,651	71	5,722	3,768	46	3,814
less distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	117	4,101	2,390	71	2,461	1,594	46	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	92	60,156	36,038	56	36,094	24,026	36	24,062

Parent Companies’ interest in Group net assets		$ million

	2002	2001	2000
	As restated	As restated	As restated

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	68,134	64,033	62,895
Parent Companies’ shares held, net of dividends received (Note 22)	(2,797)	(1,953)	(1,311)
Cumulative currency translation differences	(3,894)	(6,326)	(4,640)
Unrealised gains/(losses) on:
securities	11	(14)	129
cash flow hedges	(239)	(14)	–
Minimum pension liability adjustments	(1,800)	(325)	(198)

Balance of December 31	60,156	56,142	57,616

The reduction in retained earnings of Group companies at December 31, 2002 of $120 million compared with Note 4 prepared in accordance with US GAAP, relates to the amortisation of goodwill under Netherlands GAAP.

Royal Dutch/Shell Group of Companies      G 53
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Preliminary Note: The information contained in this section constitutes a restatement of the information contained under the same heading in the Original Form 20-F. The restatement is described more fully below under “Recategorisation and restatement of unaudited proved reserves volumes”.

Reserves

Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages G60 through G67. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, ie, prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

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

Recategorisation and restatement of unaudited proved reserves volumes

First Half Review

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)1 previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein).

The results of the First Half Review were reflected in the restatement of proved reserves and of the standardised measure of discounted future net cash flows contained in the 2003 Annual Report on Form 20-F as originally filed on June 30, 2004 (the First Reserves Restatement).

Second Half Review

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1,153 million boe previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement).

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and First Reserves Restatement, and in light of the report of Davis, Polk & Wardwell to the Group Audit Committee. These actions were designed to strengthen the controls relating to the reporting of proved reserves and included the following:

•	The Group’s reserves reporting guidelines have been revised to comply with SEC requirements and published SEC staff guidance.

•	The Group implemented a program to train approximately 3,000 staff members in the revised proved reserve guidelines. This training effort was substantially completed during the fourth quarter of 2004.

•	Beginning in July 2004, asset teams in each operating unit, using the revised guidelines and in some cases assisted by external consultants, undertook a reservoir-by-reservoir review of the Group’s proved reserve base as part of its annual reserves determination process.

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

G 54       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

•	Teams from Group internal audit, assisted by separate external consultants, conducted on-site reviews to evaluate compliance of reported volumes with SEC requirements, as well as the functioning of the reserves control framework and governance. For 2004, this audit process covered approximately 90% of the Group’s proved reserves originally reported in the 2003 Form 20-F as filed on June 30, 2004 (14,350 million boe). The findings of Group internal audit are reported directly to management and the Group Audit Committee.

•	All changes to proved reserves, have been agreed by the Regional Reserves Committee and the Global Reserves Committee and reviewed by the Executive Committee, the Group Audit Committee and the boards of the Parent Companies.

See “Controls and Procedures – Remedial Actions” for an additional discussion of the remedial actions taken following the First Half Review and in light of the report to the Group Audit Committee of Davis, Polk & Wardwell.

Reserves Restatement

The cumulative effects of the First Reserves Restatement and Second Reserves Restatement (collectively, the Reserves Restatement) are set forth in the reconciliation table on pages G60 to G63 and in the tables on pages G64 to G69, which reflect a restatement of the Group’s unaudited proved reserve volumes for the three years ended December 31, 2000, December 31, 2001 and December 31, 2002, as well as a restatement of the standardised measure of discounted future cash flows.

In addition to the reduction in proved reserves set out in the tables on pages G64 to G69, the Reserves Restatement reflects changes in the timing of the initial booking or de-booking of certain proved reserves. Approximately 930 million boe of proved reserves situated in the West Africa Deep Water province and Australia (North West Shelf) were compliant with proved reserves definitions as at December 31, 2002, but the First Half Review has indicated that the original bookings in 2000 and prior years were made in advance of a sufficient investment commitment and/or assurance of market availability to support the booking. These changes bring the timing of these proved reserves additions into line with commitments to investment and/or contractual product sales, most of which were made in the period 1999 to 2002. Accordingly, these quantities do not change the total reduction in proved reserves as at December 31, 2002, because they qualified as proved reserves at that date, although they do affect the trend of reserves bookings over the period covered by this report and affect the calculation of the reserves replacement ratio.

Variations from SEC Requirements

The Group has determined that during the periods prior to the Reserves Restatement, its reserves bookings were not fully consistent with the definition of proved reserves as set forth in Rule 4-10 of Regulation S-X under the U.S. Securities Exchange Act of 1934 (Rule 4-10), and the interpretations of that Rule by the staff of the Division of Corporation Finance of the US Securities and Exchange Commission (SEC). In particular, the Group has determined that its prior guidelines contained interpretations and allowed for reserve determinations that were not consistent with Rule 4-10 and SEC staff interpretations of Rule 4-10. The principal areas of variation that are reflected in the Reserves Restatement are discussed below.

First Reserves Restatement

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

Royal Dutch/Shell Group of Companies      G 55
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

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

Technical definition

Volumes of hydrocarbons were booked as proved reserves with respect to some projects prior to the development of sufficient data to meet certain technical requirements established by the SEC staff in interpreting the definition of “reasonable certainty” in Rule 4-10. The primary examples are:

•	Lowest Known Hydrocarbon: In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 generally on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. This volume was estimated to be 172 million boe at the end of 2003 and has been accounted for as a revision during the year 2003. It has not been included in the Reserves Restatement for prior years.

•	Proved Area – Lateral Extent: In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. This volume was estimated to be 180 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years. The 2003 reserves additions as announced on February 5, 2004 were also reduced by approximately 180 million boe as a result of these issues.

•	Improved Recovery – Availability of Suitable Analogues: In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of either qualifying analogues or sufficient performance proof SEC guidance requires “reasonable certainty” that the processes would be effective in the specific reservoirs concerned. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years.

•	Recovery Factor Forecasting Methodology: In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance, as seen principally in decline curve analysis, to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through the revisions occurring during the year 2003.

•	Economic Producibility: In some cases, proved reserves may have been assigned to reservoirs in the absence of information from a combination of electrical and other type logs and core analyses sufficient to indicate the reservoirs were analogous to similar reservoirs in the same field which were producing or had demonstrated the ability to produce on a formation test. However, there were no material instances of reserves being debooked solely for this reason.

Royalty

For the years ended 1999 to 2002, proved reserves and production had been recorded with respect to royalties paid in cash on properties in Canada. These have been removed from proved reserves, resulting in a reduction in unaudited proved reserves of

G 56       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

103 million boe at December 31, 2003 and 89 million boe at December 31 2002, and a reduction in production of 9 million boe for 2003 and 14 million boe for 2002.

Second Reserves Restatement

Lowest Known Hydrocarbon: In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. The volume identified in the Second Half Review was estimated to be 71 million boe at the end of 2003 (5% of the Second Reserves Restatement) and has been accounted for as a revision during in 2003. Africa accounts for 60% of this volume followed by Asia Pacific (25%) and Europe (15%).

Proved Area – Lateral Extent: In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. The volume identified in the Second Half Review was estimated to be 420 million boe at the end of 2003 (31% of the Second Reserves Restatement) and has been accounted for through restatement of proved reserves for prior years. Africa accounts for 48% of this volume followed by Asia Pacific (32%) and Middle East (13%).

Improved Recovery – Availability of Suitable Analogues: In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of either qualifying analogues or sufficient performance proof. SEC guidance requires “reasonable certainty” that the processes will be effective in the specific reservoirs concerned. The volume identified in the Second Half Review was estimated to be 127 million boe at the end of 2003 (9% of the Second Reserves Restatement) and has been accounted for through restatement of proved reserves for prior years. Western Hemisphere (excluding USA) accounts for 48% of this volume followed by Africa (42%) and Europe (10%).

Recovery Factor Forecasting Methodology: In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance, as seen principally in decline curve analysis, to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves. The volume identified in the Second Half Review was estimated to be 681 million boe at the end of 2003 (50% of the Second Reserves Restatement) and has been accounted for through restatement of proved reserves for prior years. Europe accounts for 45% of this volume followed by Asia Pacific (27%) and Africa (26%).

Other Reasons: In some cases, volumes have been removed from proved reserves for other reasons, principally lack of investment commitment. The volume identified in the Second Half Review was approximately 73 million boe at the end of 2003 (5% of the Second Reserves Restatement).

Effect of Reserves Restatement

The tables on pages G64 to G69 show restated amounts of unaudited proved reserve volumes and a restated calculation of the standardised measure of discounted future net cash flows for 2002, 2001 and 2000 giving effect to the First Reserves Restatement and Second Reserves Restatement. The allocation to particular years of quantities to be removed from the proved reserves category for some of the mature producing areas has involved the use of estimates as to timing, owing to the practical difficulties in associating particular volumes with particular projects at specific times in the past. Effect has been given to the Reserves Restatement through the removal of proved reserves either in the year in which those reserves were originally booked or the year during which those reserves no longer constituted proved reserves under the SEC rules, as applicable. The tables on pages G60 to G63 presents a statement of proved reserves (or standardised measure) as originally reported, the effects of the First Reserves Restatement and the Second Reserves Restatement on the opening reserves or standardised measure balances for each year concerned, the effect of the First Reserves Restatement and the Second Reserves Restatement on movements during each year and the restated closing balance.

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

Royal Dutch/Shell Group of Companies      G 57
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

The effect of the Reserves Restatement on unaudited proved reserve volumes and the standardised measure for each of the years covered by this report is summarised as follows:

Year ended December 31, 2002

At December 31, 2002 (and January 1, 2003), the aggregated effect on unaudited proved reserve volumes of the Reserves Restatement was 5,626 million boe, comprising 3,493 million barrels of crude oil and natural gas liquids and 12,373 thousand million standard cubic feet of gas. This amounts to 29% of the total unaudited proved reserve volumes originally stated at that date (19,346 million boe). Of the total unaudited proved reserves restated, 90% (5,051 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 18% of the total had been in the proved developed reserves category and 82% had been categorised as proved undeveloped reserves. Africa accounts for 36% of the total restatement, Asia Pacific 29%, Middle East 17%, Europe 12%, and Other Western Hemisphere 6%. Various properties in Nigeria accounted for 35% of the restated volume and the Gorgon field and other properties in Australia accounted for 16%. The effect of applying year-end pricing accounted for 6% of the total. Please refer to the narrative above for explanation of the principal reasons for the Reserves Restatement. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserve volumes that was accounted for as proved developed reserves at that date increased from 46%, as originally stated, to 57%.

The Reserves Restatement gave rise to an estimated reduction of $10,542 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,470 million for associated companies. Together, these effects equate to approximately 17% of the total standardised measure that was originally stated at that date. The reduction of the net present value disclosed by the standardised measure includes an offset due to the correction of an error in the original statement that was discovered during compilation of the restated figures. The error related to the application of an incorrect net margin accruing to production on a fixed margin contract and resulted in an understatement of approximately 1% of the standardised measure value originally reported for the year 2002. The percentage effect is even less in 2001.

Year ended December 31, 2001

At December 31, 2001 (and January 1, 2002), the aggregated effect on unaudited proved reserve volumes of the Reserves Restatement was 5,324 million boe, comprising 3,205 million barrels of crude oil and natural gas liquids and 12,293 thousand million standard cubic feet of gas. This amounts to 28% of the total unaudited proved reserve volumes originally stated at that date (19,095 million boe). Of the volumes restated, 88% (4,683 million boe) were attributable to Group companies and the remainder were attributable to associated companies. 16% of the total had been in the proved developed reserves category and 84% had been categorised as proved undeveloped reserves. Africa accounts for 45% of the total restatement, Asia Pacific 33%, Middle East 11%, Europe 7%, and Other Western Hemisphere 4%. Various properties in Nigeria accounted for 43% of the restated volumes at that date, Australia accounted for 19% of the total. The effect of applying year end pricing accounted for 4% of the total. After giving effect to the Reserves Restatement, the proportion of total proved reserves that was accounted for as proved developed reserves at December 31, 2001 increased from 46%, as originally stated, to 58%.

The Reserves Restatement gave rise to an estimated reduction of $7,968 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,033 million reduction for associated companies. Together, these effects equate to approximately 18% of the total standardised measure that was originally stated at that date.

Year ended December 31, 2000

At December 31, 2000 (and January 1, 2001), the aggregated effect on unaudited proved reserve volumes of the Reserves Restatement was 5,584 million boe, comprising 3,346 million barrels of crude oil and natural gas liquids and 12,979 thousand million standard cubic feet of gas. This amounts to 29% of the total unaudited proved reserve volumes originally stated at that date (19,455 million boe). Of the total aggregated effect, 89% (4,995 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 15% of the total had been in the proved developed reserves category and 85% had been categorised as proved undeveloped reserves. Africa accounts for 44% of the total restatement, Asia Pacific 31%, Middle East 14%, Europe 5%, and Other Western Hemisphere 5%. Various properties in Nigeria accounted for 42% of the restated volume at that date, Australia accounted for 19%. The effect of applying year-end pricing accounted for 8% of the total. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserve volumes that was accounted for as proved developed reserves at December 31, 2000 increased from 46%, as originally stated, to 59%.

The Reserves Restatement gave rise to an estimated reduction of $8,071 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,198 million for associated companies. Together, these effects equate to approximately 13% of the total standardised measure that was originally stated at that date.

G 58       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Year ended December 31, 1999

At December 31, 1999 (and January 1, 2000), the aggregated effect on unaudited proved reserve volumes of the Reserves Restatement was 5,207 million boe, comprising 2,802 million barrels of crude oil and natural gas liquids and 13,947 thousand million standard cubic feet of gas. This amounts to 26% of the total proved reserves originally stated at that date (19,868 million boe). Of the total aggregated effect, 89% (4,630 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 19% of the total had been in the proved developed reserves category and 81% had been categorised as proved undeveloped reserves. Africa accounts for 47% of the total restatement, Asia Pacific 32%, Middle East 11%, Europe 5%, and Other Western Hemisphere 5%. Various properties in Nigeria accounted for 47% of the restated volume at that date, Australia accounted for 22%. The effect of applying year-end pricing accounted for 10% of the total. After giving effect to the Reserves Restatement, the proportion of total proved reserves that was accounted for as proved developed reserves at December 31, 1999 increased from 49%, as originally stated, to 60%.

Years prior to 1999

In certain cases, the affected unaudited proved reserve volumes have been removed from the proved category in years prior to 2000. Although not tabulated in detail in this report, a summary of the estimated effects on prior years is as follows:

•	at December 31, 1998 (and January 1, 1999), the aggregate effect on proved reserves of the Reserves Restatement was 4,111 million boe, comprising 2,314 million barrels of crude oil and natural gas liquids and 10,423 thousand million standard cubic feet of gas. This amounts to 20% of the total proved reserves originally stated at that date (20,455 million boe). Of the total aggregate effect, 85% (3,501 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 17% of the total had been in the proved developed reserves category and 83% had been categorised as proved undeveloped reserves. Africa accounts for 57% of the total restatement, Asia Pacific 39%, and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date; and

•	at December 31, 1997 (January 1, 1998), the aggregate effect on proved reserves of the Reserves Restatement was 3,462 million boe, comprising 1,776 million barrels of crude oil and natural gas liquids and 9,779 thousand million standard cubic feet of gas. This amounts to 18% of the total proved reserves originally stated at that date (19,359 million boe). Of the total aggregate effect, 83% (2,883 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 9% of the total had been in the proved developed reserves category and 91% had been categorised as proved undeveloped reserves. Africa accounts for 52% of the total restatement, Asia Pacific 45% and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date.

Reserves replacement ratio

For the three years covered by this report (2000 – 2002), after giving effect to the Reserves Restatement, the proved oil and natural gas reserves replacement ratio (net additions to proved reserves as a percentage of production) for these three years is 77% (87% for oil, including natural gas liquids, and 63% for gas).

The five-year (1998 – 2002) reserves replacement ratio is 68% (70% for oil, including natural gas liquids, and 65% for gas).

These figures include both Group and associated companies, they include minority interests in Group companies and they include the effects of acquisitions and divestment. They exclude any contribution from oil sands projects, which do not qualify as oil and gas producing activities.

Royal Dutch/Shell Group of Companies      G 59
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Reconciliation of previously reported Supplementary information – Oil and Gas

The following tables set forth the effect of the First Reserves Restatement and the Second Reserves Restatement on (i) the proved developed and undeveloped crude oil and nature gas reserves and natural gas reserves of Group companies and the Group Share of associated companies at December 31, 2002, 2001 and 2000, (ii) the standardised measure of discounted future net cash flows at each such date and (iii) a geographic analysis of each of the First Reserves Restatement and the Second Reserves Restatement.

Reconciliation of Proved Reserves Volumes and Standardised Measure

	million barrels

	Reserves: crude oil and natural gas liquids

	Proved developed and				Proved developed
	undeveloped reserves				reserves

	2002	2001	2000		2002	2001	2000

Group companies
As originally reported at December 31	9,026	8,544	8,670		3,959	3,734	3,812
Effect of the First Reserves Restatement
Amounts at beginning of year	(2,437)	(2,658)	(2,246	) [b]	(202)	(255)	(278	) [b]
Movements during the year	(184)	221	(412)		(73)	53	23

Total	(2,621)	(2,437)	(2,658)		(275)	(202)	(255)

At December 31 as previously restated	6,405	6,107	6,012		3,684	3,532	3,557
Effect of the Second Reserves Restatement
Amounts at beginning of year	(507)	(449)	(394)		(145)	(79)	(53	) [b]
Movements during the year	(116)	(58)	(55)		(23)	(66)	(26)

Total	(623)	(507)	(449)		(168)	(145)	(79)

At December 31 as restated	5,782	5,600	5,563		3,516	3,387	3,478

Group share of associated companies
As originally reported at December 31	1,107	925	1,081		667	598	657
Effect of the First Reserves Restatement
Amounts at beginning of year	(206)	(186)	(162	) [b]	(6)	(6)	(1	) [b]
Movements during the year	32	(20)	(24)		(2)	–	(5)

Total	(174)	(206)	(186)		(8)	(6)	(6)

At December 31 as previously restated	933	719	895		659	592	651
Effect of the Second Reserves Restatement
Amounts at beginning of year	(55)	(53)	–		(54)	(52)	–
Movements during the year	(20)	(2)	(53)		(19)	(2)	(52)

Total	(75)	(55)	(53)		(73)	(54)	(52)

At December 31 as restated	858	664	842		586	538	599

Geographical analysis of the effect of First Reserves Restatement

	million barrels

	Reserves: crude oil and natural gas liquids

	Proved developed and			Proved developed
	undeveloped reserves			reserves

	2002	2001	2000[b]	2002	2001	2000[b]

Group companies
Europe	(147)	(27)	(21)	(2)	(2)	–
Africa[c]	(1,409)	(1,745)	(1,828)	(235)	(141)	(147)
Asia Pacific[d]	(101)	(116)	(108)	(20)	(29)	(19)
Middle East, Russia, CIS[e]	(854)	(494)	(621)	15	(10)	(61)
USA	–	–	–	–	–	–
Other Western Hemisphere	(110)	(55)	(80)	(33)	(20)	(28)

Total	(2,621)	(2,437)	(2,658)	(275)	(202)	(255)

Group share of associated companies
Europe	–	–	–	–	–	–
Africa[c]	–	–	–	–	–	–
Asia Pacific[d]	(174)	(205)	(191)	(8)	(6)	(6)
Middle East, Russia, CIS[e]	–	(1)	5	–	–	–
USA	–	–	–	–	–	–
Other Western Hemisphere	–	–	–	–	–	–

Total	(174)	(206)	(186)	(8)	(6)	(6)

a	These quantities have not been adjusted to standard heat content.

b	Cumulative effect of Reserves Restatements as at January 1, 2000.

c	Excludes Egypt

d	Excludes Sakhalin

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 60       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

thousand million standard cubic feet[a]								$ million

Reserves: Natural gas

								Standardised measure of
Proved developed and								discounted
undeveloped reserves				Proved developed reserves				future cash flows

2002	2001	2000		2002	2001	2000		2002	2001	2000

48,240	50,613	50,842		22,530	23,938	24,189		65,702	45,878	63,041
(8,554)	(9,389)	(10,209	) [b]	(1,088)	(1,299)	(2,529	) [b]	(5,464)	(6,083)	(5,813 [b]	)
604	835	820		(80)	211	1,230		124	619	(270)

(7,950)	(8,554)	(9,389)		(1,168)	(1,088)	(1,299)		(5,340)	(5,464)	(6,083)

40,290	42,059	41,453		21,362	22,850	22,890		60,362	40,414	56,958
(1,529)	(1,563)	(1,339	) [b]	(1,453)	(1,367)	(1,258	) [b]	(2,504)	(1,988)	(1,235)
(1,004)	34	(224)		52	(86)	(109)		(2,698)	(516)	(753)

(2,533)	(1,529)	(1,563)		(1,401)	(1,453)	(1,367)		(5,202)	(2,504)	(1,988)

37,757	40,530	39,890		19,961	21,397	21,523		55,160	37,910	54,970

5,198	5,216	5,441		2,072	1,806	1,854		7,070	3,888	6,120
(2,397)	(2,209)	(2,399	) [b]	(13)	(14)	(14)[b]		(1,005)	(1,153)	(1,200	) [b]
611	(188)	190		(212)	1	–		(303)	148	47

(1,786)	(2,397)	(2,209)		(225)	(13)	(14)		(1,308)	(1,005)	(1,153)

3,412	2,819	3,232		1,847	1,793	1,840		5,762	2,883	4,967
187	182	–		18	88	–		(28)	(45)	–
(291)	5	182		(34)	(70)	88		(134)	17	(45)

(104)	187	182		(16)	18	88		(162)	(28)	(45)

3,308	3,006	3,414		1,831	1,811	1,928		5,600	2,855	4,922

thousand million standard cubic feet[a]						$ million

Reserves: Natural gas

						Standardised measure of
Proved developed and						discounted
undeveloped reserves			Proved developed reserves			future cash flows

2002	2001	2000[b]	2002	2001	2000[b]	2002	2001	2000[b]

(1,570)	(1,195)	(1,079)	(44)	(44)	(7)	(1,493)	(869)	(1,231)
(1,259)	(1,478)	(1,352)	(528)	(376)	(93)	(1,146)	(3,103)	(3,030)
(4,197)	(5,159)	(5,555)	(15)	(128)	(144)	(1,066)	(909)	(1,337)
(499)	(289)	(907)	(254)	(184)	(688)	(1,392)	(531)	(603)
–	–	–	–	–	–	–	–	–
(425)	(433)	(496)	(327)	(356)	(367)	(243)	(52)	118

(7,950)	(8,554)	(9,389)	(1,168)	(1,088)	(1,299)	(5,340)	(5,464)	(6,083)

–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
(1,786)	(2,397)	(2,209)	(225)	(13)	(14)	(1,308)	(1,005)	(1,137)
–	–	–	–	–	–	–	–	(16)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–

(1,786)	(2,397)	(2,209)	(225)	(13)	(14)	(1,308)	(1,005)	(1,153)

Royal Dutch/Shell Group of Companies      G 61
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Geographical analysis of the effect of the Second Reserves Restatement

	(million barrels)

	Reserves: crude oil and natural gas liquids

	Proved developed and			Proved developed
	undeveloped reserves			reserves

	2002	2001	2000[a]	2002	2001	2000[a]

Group companies
Europe	(111)	(65)	(30)	(64)	(35)	(27)
Africa[b]	(379)	(363)	(390)	(64)	(62)	(37)
Asia Pacific[c]	(15)	(19)	(3)	(5)	(4)	3
Middle East, Russia, CIS[d]	(38)	(40)	(3)	(33)	(33)	(3)
USA	(3)	(3)	(2)	(2)	–	–
Other Western Hemisphere	(77)	(17)	(21)	–	(11)	(15)

Total	(623)	(507)	(449)	(168)	(145)	(79)

Group share of associated companies
Europe	–	–	–	–	–	–
Africa[b]	–	–	–	–	–	–
Asia Pacific[c]	(75)	(55)	(53)	(72)	(53)	(52)
Middle East, Russia, CIS[d]	–	–	–	–	–	–
USA	–	–	–	(1)	(1)	–
Other Western Hemisphere	–	–	–	–	–	–

Total	(75)	(55)	(53)	(73)	(54)	(52)

a	Cumulative effect of Reserves Restatements as at January 1, 2000.

b	Excludes Egypt

c	Excludes Sakhalin

d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 62       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Thousand million standard cubic feet

Reserves: Natural gas						$ million

						Standardised measure of
Proved developed and						discounted
undeveloped reserves			Proved developed reserves			future cash flows

2002	2001	2000	2002	2001	2000	2002	2001	2000

(762)	(505)	(383)	(589)	(442)	(366)	(1,343)	(654)	(402)
(152)	(141)	(139)	(446)	(441)	(396)	(2,910)	(1,484)	(927)
(1,132)	(425)	(340)	(370)	(331)	(103)	(556)	(202)	(174)
–	–	–	–	–	–	7	31	(25)
(32)	(31)	(4)	(5)	–	–	(37)	(27)	(31)
(455)	(427)	(697)	9	(239)	(502)	(363)	(168)	(429)

(2,533)	(1,529)	(1,563)	(1,401)	(1,453)	(1,367)	(5,202)	(2,504)	(1,988)

–	–	–	–	–	–	–	–	–
–	–	–	–	–	–
(104)	187	182	(16)	18	88	(162)	(28)	(45)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–

(104)	187	182	(16)	18	88	(162)	(28)	(45)

Royal Dutch/Shell Group of Companies      G 63
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Crude oil and natural gas liquids (Restated)

Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed reserves and undeveloped reserves [a]	million barrels

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1 (restated)	1,013	1,308	426	1,677	672	504	5,600
Revisions and reclassifications	99	89	(27)	(26)	77	(42)	170
Improved recovery	13	–	6	47	51	–	117
Extensions and discoveries	–	173	6	–	33	–	212
Purchases of minerals in place	507	–	–	–	7	41	555
Sales of minerals in place	(1)	(19)	(19)	(62)	(3)	–	(104)
Production	(254)	(102)	(69)	(190)	(120)	(33)	(768)

At December 31	1,377	1,449	323	1,446	717	470	5,782

Group share of associated companies
At January 1 (restated)	1	–	307	–	356	–	664
Revisions and reclassifications	1	–	55	–	65	–	121
Improved recovery	–	–	4	–	–	–	4
Extensions and discoveries	–	–	9	–	33	–	42
Purchases of minerals in place	–	–	–	121	–	–	121
Sales of minerals in place	–	–	–	(1)	–	–	(1)
Production	–	–	(50)	(2)	(41)	–	(93)

At December 31	2	–	325	118	413	–	858

Total	1,379	1,449	648	1,564	1,130	470	6,640

Minority interests’ share of proved reserves of Group companies

At December 31	–	23	1	126	–	61	211

Proved developed reserves (as restated)	million barrels

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1 (restated)	750	662	245	1,089	429	212	3,387
At December 31	1,063	674	194	1,023	371	191	3,516
Group share of associated companies
At January 1 (restated)	1	–	208	–	329	–	538
At December 31	1	–	206	15	364	–	586

Oil sands[e]	million barrels

Group companies
At January 1						594	594
Revisions and reclassifications						(77)	(77)
Extensions and discoveries						–	–
Production						–	–

At December 31						517	517

Minority interests’ share of oil sands

At December 31						115	115

a	As applicable, amounts relating to prior years have been restated. A summary of the changes is shown in the tables in pages G60 to G63.
b	Excludes Egypt.
c	Excludes Sakhalin.
d	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.
e	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves, which is found on pages G68 and G69. The petroleum reserves for the Athabasca Oil Sands Project are presented net of royalty volumes.

G 64       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

	million barrels						million barrels

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[b]	Pacific	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

1,122	1,321	433	1,569	609	509	5,563	1,303	1,318	458	1,843	576	371	5,869
34	16	(23)	288	30	43	388	59	127	32	(103)	15	86	216
39	2	11	(4)	–	–	48	43	1	18	19	–	86	167
17	89	6	–	139	1	252	12	1	17	–	126	1	157
–	–	69	–	3	–	72	–	–	–	–	–	–	–
–	–	–	–	(1)	(14)	(15)	(71)	(5)	(26)	(13)	(6)	–	(121)
(199)	(120)	(70)	(176)	(108)	(35)	(708)	(224)	(121)	(66)	(177)	(102)	(35)	(725)

1,013	1,308	426	1,677	672	504	5,600	1,122	1,321	433	1,569	609	509	5,563

1	–	300	100	441	–	842	1	–	286	–	817	–	1,104
–	–	40	(92)	(35)	–	(87)	–	–	6	53	(26)	–	33
–	–	12	–	1	–	13	–	–	18	–	2	–	20
–	–	4	–	–	–	4	–	–	39	–	1	–	40
–	–	–	–	–	–	0	–	–	–	62	–	–	62
–	–	–	–	(9)	–	(9)	–	–	–	(12)	(302)	–	(314)
–	–	(49)	(8)	(42)	–	(99)	–	–	(49)	(3)	(51)	–	(103)

1	–	307	0	356	–	664	1	–	300	100	441	–	842

1,014	1,308	733	1,677	1,028	504	6,264	1,123	1,321	733	1,669	1,050	509	6,405

–	22	1	116	–	66	205	–	30	–	11	–	68	109

	million barrels						million barrels

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Pacific[c]	Russia, CIS[d]	USA	Other	Total

845	703	217	1,148	351	214	3,478	911	687	253	1,295	340	218	3,704
750	662	245	1,089	429	212	3,387	845	703	217	1,148	351	214	3,478
1	–	197	37	364	–	599	1	–	212	–	638	–	851
1	–	208	–	329	–	538	1	–	197	37	364	–	599

million barrels							million barrels

					594	594						594	594
					–	–						–	–
					–	–						–	–
					–	–						–	–

					594	594						594	594

					132	132						131	131

Royal Dutch/Shell Group of Companies      G 65
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

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

Proved developed and undeveloped reserves (as restated)[a]				thousand million standard cubic feet[b]

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1 (restated)	22,022	1,780	9,031	1,777	3,663	2,257	40,530
Revisions and reclassifications	(110)	1	(680)	(282)	162	(123)	(1,032)
Improved recovery	6	–	150	–	20	–	176
Extensions and discoveries	29	–	126	–	410	9	574
Purchases of minerals in place	673	–	–	–	208	12	893
Sales of minerals in place	(5)	–	(212)	–	(10)	–	(227)
Production	(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)

At December 31	21,284	1,692	7,862	1,118	3,842	1,959	37,757

Group share of associated companies
At January 1 (restated)	48	–	2,943	–	15	–	3,006
Revisions and reclassifications	1	–	434	–	7	–	442
Improved recovery	–	–	8	–	–	–	8
Extensions and discoveries	3	–	80	–	1	–	84
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(8)	–	(222)	–	(2)	–	(232)

At December 31	44	–	3,243	–	21	–	3,308

Total	21,328	1,692	11,105	1,118	3,863	1,959	41,065

Minority Interests’ share of proved reserves of Group companies

At December 31	–	–	61	59	–	342	462

Proved developed reserves (as restated)[a]	thousand million standard cubic feet[b]

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1 (restated)	11,880	668	3,635	1,097	2,363	1,754	21,397
At December 31	11,472	735	3,405	574	2,311	1,464	19,961
Group share of associated companies
At January 1 (restated)	41	–	1,759	–	11	–	1,811
At December 31	38	–	1,776	–	17	–	1,831

a	As applicable, amounts relating to prior years have been restated. A summary of the changes in shown in the tables on pages G60 to G63.

b	These quantities have not been adjusted to standard heat content.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 66       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

thousand million standard cubic feet[b]							thousand million standard cubic feet[b]

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

22,339	1,786	7,999	2,054	3,399	2,313	39,890	23,589	1,778	8,922	1,072	3,396	2,542	41,299
815	(47)	175	(73)	114	13	997	(45)	73	(634)	1,196	(39)	(43)	508
(9)	–	266	–	–	–	257	138	–	201	14	–	–	353
214	121	8	95	385	132	955	55	–	16	–	656	28	755
–	–	1,095	–	355	9	1,459	–	–	5	–	50	–	55
–	–	–	–	(9)	(8)	(17)	(117)	–	(139)	–	(78)	(27)	(361)
(1,337)	(80)	(512)	(299)	(581)	(202)	(3,011)	(1,281)	(65)	(372)	(228)	(586)	(187)	(2,719)

22,022	1,780	9,031	1,777	3,663	2,257	40,530	22,339	1,786	7,999	2,054	3,399	2,313	39,890

56	–	3,272	–	86	–	3,414	52	–	2,648	–	595	–	3,295
(5)	–	62	–	(29)	–	28	6	–	718	–	(209)	–	515
–	–	17	–	–	–	17	–	–	–	–	2	–	2
4	–	2	–	–	–	6	4	–	147	–	5	–	156
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	(181)	–	(40)	–	(221)	–	–	(19)	–	(292)	–	(311)
(7)	–	(229)	–	(2)	–	(238)	(6)	–	(222)	–	(15)	–	(243)

48	–	2,943	–	15	–	3,006	56	–	3,272	–	86	–	3,414

22,070	1,780	11,974	1,777	3,678	2,257	43,536	22,395	1,786	11,271	2,054	3,485	2,313	43,304

–	–	77	153	–	401	631	–	–	–	177	–	433	610

thousand million standard cubic feet[b]							thousand million standard cubic feet[b]

2001							2000

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

12,613	713	2,795	1,382	2,347	1,673	21,523	13,341	445	2,710	569	2,713	1,785	21,563
11,880	668	3,635	1,097	2,363	1,754	21,397	12,613	713	2,795	1,382	2,347	1,673	21,523
53	–	1,809	–	66	–	1,928	51	–	1,714	–	453	–	2,218
41	–	1,759	–	11	–	1,811	53	–	1,809	–	66	–	1,928

Royal Dutch/Shell Group of Companies      G 67
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

Standardised measure of discounted future cash flows (Restated)

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on spot pricesa and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

							$ million

	2002

	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East,
	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies[a]
Future cash inflows	98,126	36,427	22,243	36,513	32,541	16,280	242,130
Future production costs	18,721	5,034	3,563	5,174	4,841	3,673	41,006
Future development costs	4,783	4,670	2,397	2,844	3,201	1,532	19,427
Future tax expenses	32,125	18,690	4,538	17,443	9,103	3,447	85,346

Future net cashflows	42,497	8,033	11,745	11,052	15,396	7,628	96,351
Effect of discounting	19,511	3,601	5,343	4,166	5,427	3,143	41,191

Standardised measure of discounted future cash flows	22,986	4,432	6,402	6,886	9,969	4,485	55,160

Group share of associated companies							5,600

Minority interests	–	123	22	753	–	468	1,366

Change in standardised measure of discounted future cash flows (as restated)	$ million

	2002	2001	2000

At January 1 (Restated)	37,910	54,970	47,751
Net changes in prices and production costs	34,592	(26,790)	16,972
Extensions, discoveries and improved recovery	5,177	3,293	4,958
Purchases/(sales) of minerals in place	7,319	1,916	(1,073)
Revisions of previous reserve estimates	375	2,557	3,048
Development cost related to future production	(6,168)	(5,761)	(1,709)
Sales and transfer of oil and gas, net of production costs	(20,387)	(20,173)	(21,225)
Development cost incurred during the year	6,503	5,275	3,177
Accretion of discount	6,053	8,607	7,565
Net change in income tax	(16,214)	14,016	(4,494)
Other (should be zero)

At December 31	55,160	37,910	54,970

a	The weighted average year-end spot oil price in 2002 was $24.49/bbl ($16.46/bbl in 2001 and $20.19/bbl in 2000) and the weighted average year-end spot gas price in 2002 was $15.75/boe ($12.38/boe in 2001, $16.80/boe in 2000).

b	As applicable, amounts relating to prior years have been restated. A summary of the changes is shown in the tables on pages G60 to G63.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 68       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

Supplementary information – Oil and Gas (unaudited)

$ million							$ million

2001[b]							2000[b]

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

		Asia	Middle East						Asia	Middle East
Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Pacific[d]	Russia, CIS[e]	USA	Other	Total

74,125	20,602	21,712	33,643	18,875	10,757	179,714	87,721	24,993	23,167	31,726	37,345	20,308	225,260
13,869	3,957	4,667	5,044	4,019	3,681	35,237	15,412	3,647	4,672	2,781	3,087	4,231	33,830
3,466	3,778	2,813	4,009	2,352	1,277	17,695	2,233	3,318	2,771	3,866	2,320	1,330	15,838
25,360	8,761	4,033	14,988	4,504	1,396	59,042	30,678	12,697	5,090	15,578	11,991	5,346	81,380

31,430	4,106	10,199	9,602	8,000	4,403	67,740	39,398	5,331	10,634	9,501	19,947	9,401	94,212
15,339	1,799	4,868	3,491	2,609	1,724	29,830	18,082	2,142	5,256	3,255	6,802	3,705	39,242

16,091	2,307	5,331	6,111	5,391	2,679	37,910	21,316	3,189	5,378	6,246	13,145	5,696	54,970

						2,855							4,922

–	73	13	557	–	262	905	–	146	–	196	–	805	1,147

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

Proved reserves can be either developed or undeveloped. Group proved reserves at December 31, 2002 were divided into 57% developed and 43% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as Production Sharing Contracts or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 1,088 million barrels of crude oil and natural gas liquids and 5,863 thousand million standard cubic feet of gas.

A portion of our oil reserves is located in countries that are part of OPEC. As such, our oil production rates may be subject to limitations imposed by OPEC quotas. Our proved oil reserves in OPEC countries totaled some 1,929 million barrels at December 31, 2002.

Royal Dutch/Shell Group of Companies      G 69
20-F/A (Amendment No. 2) 2002

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

G 70       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 71
20-F/A (Amendment No. 2) 2002

Debt

The following two tables give details of debt owed by Group companies at December 31, 2002 and 2001 respectively, by year of maturity. Estimated fair value approximates carrying amount.

							$ million
2002

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

							$ million
2002

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

G 72       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 73
20-F/A (Amendment No. 2) 2002

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

G 74       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 75
20-F/A (Amendment No. 2) 2002

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

G 76       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 77
20-F/A (Amendment No. 2) 2002

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

G 78       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 79
20-F/A (Amendment No. 2) 2002

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

G 80       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Royal Dutch/Shell Group of Companies      G 81
20-F/A (Amendment No. 2) 2002

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

G 82       Royal Dutch/ Shell Group of Companies
20-F/A (Amendment No. 2) 2002

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

Exhibits      E 1
20-F/A (Amendment No. 2) 2002

Signatures

As to the undersigned registrant, this Amendment No. 2 consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 35 under the heading “Selected Financial Data”, on page 37, on pages 79 through 88 and pages S1 through S21.

The material in this Amendment No. 2 is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2005.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

/s/ Jeroen van der Veer

-----------------------------------------------------
Jeroen van der Veer
President and Managing Director

/s/ Rob Routs

-----------------------------------------------------
Rob Routs
Managing Director

March 3, 2005

20-F/A (Amendment No. 2) 2002

As to the undersigned registrant, this Amendment No. 2 consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch on page 35 under the heading “Selected Financial Data”, on page 36, on pages 70 through 78 and pages R1 through R18.

The material in this Amendment No. 2 is stated as at December 31, 2002, except that certain 2003 subsequent events are stated down to March 3, 2005.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorised.

THE “ SHELL ” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

/s/ Malcolm Brinded
-----------------------------------------------------
Malcolm Brinded
Managing Director

March 3, 2005

20-F/A (Amendment No. 2) 2002