Form 20-F/A
period 2003-12-31
ROYAL DUTCH PETROLEUM CO; SHELL TRANSPORT & TRADING CO PLC
filed 2005-03-07
CIK 85486, 89635

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

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes ✓ No

Indicate by check mark which financial statement item the registrants have elected to follow. Item 17  Item 18 ✓

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

CRAVATH, SWAINE & MOORE LLP

CityPoint, One Ropemaker Street, London EC2Y 9HR, England
Attn: William P. Rogers, Jr.
20-F/A (Amendment No. 2) 2003

Explanatory Note

Introduction

This Amendment No. 2 (Amendment No. 2) to the Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 30, 2004 and amended by Amendment No. 1 thereto, as filed with the SEC on July 1, 2004 (as so amended, the Original Form 20-F), amends portions of the Original Form 20-F to give effect to the Reserves Restatement (as defined below) and the Financial Restatement (as defined below) by the registrants (including the Financial Statements of the Royal Dutch/ Shell Group of Companies (the Group)) as described in further detail below. Except as otherwise stated in this Amendment No. 2, and except as set forth in the Financial Statements with respect to information presented therein, all information presented in this Amendment No. 2, including forward looking statements, is as at June 30, 2004 and has not been updated for events subsequent to the date of the original filing. Certain disclosures are expressly presented as of an earlier date in accordance with disclosure requirements applicable to Form 20-F.

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

This Amendment No. 2 does not amend the registrants’ Annual Reports on Form 20-F filed with the SEC for the year ended December 31, 2002 or any prior period. The registrants’ Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2002 is being separately amended on or about the date of this Amendment No. 2. In addition, the registrants have not amended any financial information furnished to the SEC under cover of Form 6-K for any period to reflect either the Reserves Restatement or the Financial Restatement. The Financial Statements and related financial information and unaudited oil and gas reserves information contained in such documents have been superseded by the information contained in this Amendment No. 2.

Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an 1.37 billion barrels of oil equivalent (boe) of oil and gas that were reported as at December 31, 2003 and restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements contained in the Original Form 20-F (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorized as proved developed reserves and 57% had been categorised as proved undeveloped reserves. This Amendment No. 2 includes information regarding proved oil and gas reserves that have been restated to give effect to the Second Reserves Restatement. Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65 of this Amendment No. 2 for additional information regarding the Second Reserves Restatement.

Financial Restatement

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31 2003 and prior periods (the Second Financial Restatement and together with the First Financial Restatement, the Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The Second Financial Restatement reduced previously reported net assets as at December 31, 2003 by $351 million (2002: $168 million).

The following table sets forth the adjustments made to reported results to eliminate the effect of the inappropriate overstatement of reserves as described above under “Reserves Restatement”:

Net income Record Reserves Restatement effects		$ million

	pre 2001	2001	2002	2003

Depreciation, depletion and amortisation	(112)	(94)	(118)	(289)
Share of operating profit of associated companies	(2)	(2)	(6)	(9)

Income before taxation	(114)	(96)	(124)	(308)

Total tax	54	44	54	126

Income after taxation	(60)	(52)	(70)	(182)
Minority interest	7	3	4	(1)

Net income	(53)	(49)	(66)	(183)

Refer to Note 2(a) and (b) on page G5 and G8 for additional disclosure on the Reserves Restatement.

20-F/A (Amendment No. 2) 2003

General

This Amendment No. 2 includes restated Financial Statements as at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. Additional disclosure is contained in Note 2(a) and (b), Restatement of previously issued Financial Statements, to the Group Financial Statements included herein regarding the nature of the restatement adjustments and shows the impact of restatement adjustments on fixed assets and inventories as at December 31, 2003 and 2002; the line items in which depreciation, depletion and amortisation expense relating to Exploration and Production is reflected; cost of sales; and operating profit and net income for each year in the three-year period ended December 31, 2003.

20-F/A (Amendment No. 2) 2003

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
Discussion and Analysis of Financial Condition and Results of Operations – Group
Group – Business and Property
Supplementary information – Oil and Gas
Introduction (unaudited)

5 Operating and Financial Review and Prospects	Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group Group – Business and Property – business environment, description of activities, research	Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group Group – Business and Property – business environment, description of activities, research

6 Directors, Senior Management and Employees	Royal Dutch – control of registrant, management, share ownership Note 14 to Royal Dutch Financial Statements Group – Business and Property – personnel	Shell Transport – control of registrant, management, share ownership Note 11 to Shell Transport Financial Statements Group – Business and Property – personnel

7 Major Shareholders and Related Party Transactions	Royal Dutch – control of registrant	Shell Transport – control of registrant

8 Financial Information	Index to Financial Statements and Exhibits
Financial Statements – Royal Dutch, Group
Selected Financial Data – Royal Dutch
Discussion and Analysis of Financial Condition and Results of Operations – Royal Dutch, Group	Index to Financial Statements and Exhibits
Financial Statements – Shell Transport, Group
Selected Financial Data – Shell Transport
Discussion and Analysis of Financial Condition and Results of Operations – Shell Transport, Group

9 The Offer and Listing	Royal Dutch – Nature of trading market	Shell Transport – Nature of trading market

10 Additional Information	Royal Dutch – Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display	Shell Transport – Memorandum and Articles of Association, exchange controls and other limitations affecting security holders, taxation Introduction – documents on display

11 Quantitative and Qualitative Disclosures about Market Risk	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	Discussion and Analysis of Financial Condition and Results of Operations – Group – risk management and internal control, treasury and trading risks
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

12 Description of Securities Other than Equity Securities	Not applicable	Not applicable

13 Defaults, Dividend Arrearages and Delinquencies	None	None

14 Material Modifications to the Rights of Security Holders and Use of Proceeds	None	None

15 Controls and Procedures	Controls and Procedures	Controls and Procedures

16A Audit Committee Financial Expert	Management – Royal Dutch	Management – Shell Transport

16B Code of Ethics	Management – Royal Dutch	Management – Shell Transport

16C Principal Accountants Fees and Services	Principal Accountants Fees and Services	Principal Accountants Fees and Services

17 Financial Statements	Not applicable	Not applicable

18 Financial Statements	Financial Statements – Royal Dutch, Group	Financial Statements – Shell Transport, Group

19 Exhibits	Index to Financial Statements and Exhibits	Index to Financial Statements and Exhibits

*	Names of the registrants and references to the Royal Dutch/Shell Group of Companies appearing in headings have been abbreviated to Royal Dutch, Shell Transport and Group, respectively.

20-F/A (Amendment No. 2) 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Royal Dutch Petroleum Company),

The “Shell” Transport and Trading Company, Public Limited Company

v
20-F/A (Amendment No. 2) 2003

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

20-F/A (Amendment No. 2) 2003

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

Chemicals: Our Chemicals businesses produce and sell petrochemicals including polyolefins to industrial customers globally.

Other industry segments include Renewables, Shell Consumer and Shell Hydrogen.

Royal Dutch/Shell Group of Companies  1
20-F/A (Amendment No. 2) 2003

Introduction

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

The information given in this Amendment No. 2 for the Royal Dutch/Shell Group of Companies reflects the operational and financial results of Group companies throughout the world. The financial information given is an aggregation of the accounts of all Group companies (except where otherwise indicated) expressed in US dollars.

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

Certain prior year information in this Amendment No. 2 identified “as restated” was restated as part of the First Reserves Restatement and the First Financial Restatement and not the Second Reserves Restatement and the Second Financial Restatement, as more fully described under “Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments”.

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

D Documents on display

Documents concerning Royal Dutch, Shell Transport or the Royal Dutch/Shell Group of Companies referred to in this Amendment No. 2 that have been filed with the Securities and Exchange Commission (SEC) may be examined and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549. You may also obtain copies of these materials by mail. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by Royal Dutch and Shell Transport are available to the public at the SEC website at www.sec.gov.

2 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

The breakdown of net proceeds of Group companies by industry segment and by geographical region for the years 2001 to 2003 is set out in the following tables:

Net Proceeds by Industry Segment
(including inter-segment sales)	$ million

		2002[b]	2001[b]
	2003	As restated[a]	As restated[a]

Exploration and Production
Third parties	12,481	11,901	12,057
Inter-segment	20,244	14,680	13,790

	32,725	26,581	25,847

Gas & Power[a]
Third parties	7,398	4,278	5,951
Inter-segment	850	620	705

	8,248	4,898	6,656

Oil Products
Third parties	162,161	135,544	93,517
Inter-segment	3,416	3,080	2,108

	165,577	138,624	95,625

Chemicals
Third parties	18,843	14,125	13,260
Inter-segment	1,974	1,082	990

	20,817	15,207	14,250

Corporate and other
Third parties	845	753	576
Inter-segment	29	17	2

	874	770	578

	228,241	186,080	142,956

Net Proceeds by Geographical Area
(excluding inter-segment sales)	$ million

		2002[b]	2001[b]
	2003	As restated[a]	As restated[a]

Europe	71,864	63,761	62,259
Other Eastern Hemisphere	38,494	33,322	31,866
USA	75,669	55,411	15,924
Other Western Hemisphere	15,701	14,107	15,312

	201,728	166,601	125,361

a	The Group Financial Statements have been restated, see Notes 2(a) and (b) to the Group Financial Statements.

b	Certain prior year amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance ETIF Issue No. 02–03, see Note 3 to the Group Financial Statements.

Royal Dutch/Shell Group of Companies  3
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

The total five year proved oil and natural gas reserves replacement ratio, excluding oil sands, is 51% (54% for oil, including natural gas liquids, and 46% for gas).

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
20-F/A (Amendment No. 2) 2003

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

Reserve Estimates

Restated unaudited information on oil and gas reserves is set forth on pages G51 to G65. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement and determinations based on available technical and economic information. These judgements may change based on new information or changes in economic conditions. Accordingly, oil and gas reserves are subject to revisions, which may have an adverse impact on the Group.

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
20-F/A (Amendment No. 2) 2003

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

Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out under the heading “Supplementary information – Oil and Gas (unaudited)” on pages G51 to G65. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)(1) previously booked at December 31, 2002 as proved reserves have been recategorised as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein) (the First Reserves Restatement).

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1.37 billion boe previously booked at December 31, 2003 (1.15 billion boe previously booked at December 31, 2002) as proved reserves have been de-booked (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement).

Further information on the Reserves Restatement is provided in “Supplementary information – Oil and Gas (unaudited)” beginning on page G51. The Group has also restated its Financial Statements (the Financial Restatement) to reflect in part, the Reserves Restatement. For additional information on the Financial Restatement, please refer to Notes 2(a) and 2(b) to the Group Financial Statements. The following tabulation of proved reserves reflects the situation after taking into account the effects of these re-categorisations, including restatement of previously reported figures.

(1)	For this purpose the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Royal Dutch/Shell Group of Companies  7
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Proved developed and undeveloped reservesa

(at December 31)		million barrels

	2003	2002	2001
	As restated	As restated	As restated

Crude oil and natural gas liquids
Group companies	5,009	5,782	5,600
Group share of associated companies	805	858	664

	5,814	6,640	6,264

thousand million standard cubic feet

Natural gas
Group companies	38,370	37,757	40,530
Group share of associated companies	3,188	3,308	3,006

	41,558	41,065	43,536

a	Excludes oil sands.

Capital expenditure and exploration expense by
geographical area[a] (oil and gas exploration and production only)		$ million

	2003	2002	2001

Europe	2,185	7,519	1,236
Africa[b]	1,861	1,674	1,235
Asia Pacific[c]	579	537	1,506
Middle East, Russia, CIS[d]	2,155	785	473
USA	1,652	2,015	2,009
Other Western Hemisphere	686	600	426

	9,118	13,130	6,885

a	Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amounts shown above exclude capital expenditure relating to the Athabasca Oil Sands Project. In addition, the amount shown above includes acquisitions and the costs of acquiring Enterprise Oil in 2002 of $5.3 billion. This has been included within the amount shown for Europe.

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

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.

Average production costs of Group companies
by geographical area[a]	$/barrel of oil equivalent

		2002	2001
	2003	As restated	As restated

Europe	3.23	2.94	2.35
Africa[b]	2.80	2.75	2.54
Asia Pacific[c]	2.48	2.31	1.92
Middle East, Russia, CIS[d]	3.62	2.64	2.38
USA	3.03	2.61	2.38
Other Western Hemisphere	5.14	4.52	3.79

Total Group	3.23	2.81	2.41

a	Excludes oil sands.

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.

8 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Crude oil and natural gas liquids production[a]				thousand barrels/day

	2003		2002[b]	2001	2000		1999
	As restated		As restated	As restated	As restated		As restated

Europe
UK	354		402	311	378		402
Norway	143		131	89	87		83
Denmark	141		140	130	129		118
Italy	19		–	–	–		–
Netherlands	8		9	10	13		13
Germany	5		5	6	6		6
Others	1		9	1		[c]		[c]

	671		696	547	613		622

Other Eastern Hemisphere
Africa
Nigeria	314		215	250	239		212
Gabon	35		46	56	69		89
Cameroon	16		17	19	21		22
Others	–		2	3	3		3

	365		280	328	332		326

Middle East
Oman[d]	269		319	327	326		299
Abu Dhabi	126		100	94	96		82
Syria	44		49	48	50		71
Russia	30		33	23	9		–
Egypt[e]	11		11	14	10		7
Others	17		13	–	–		1

	497		525	506	491		460

Asia Pacific
Brunei	103		101	97	95		86
Australia	73		92	99	111		47
Malaysia	51		59	60	56		66
China	22		24	23	25		20
New Zealand	19		29	30	9		10
Thailand	14		15	16	18		18
Others	3		5	–	–		–

	285		325	325	314		247

Total Other Eastern Hemisphere	1,147		1,130	1,159	1,137		1,033

USA	414		442	411	417		504

Other Western Hemisphere
Canada	44		43	47	46		48
Venezuela	46		46	44	44		41
Brazil	11		2	2	2		2
Others		[c]	–	1	3		5

	101		91	94	95		96

Total	2,333		2,359	2,211	2,262		2,255

million tonnes a year

Metric equivalent	117	118	111	113	113

a	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Less than one thousand barrels daily.

d	Exceptionally, the minority interest is deducted in respect of production volumes given for Petroleum Development Oman.

e	Egypt was previously included in Africa.

Royal Dutch/Shell Group of Companies  9
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Natural gas production available for sale[a]			million standard cubic feet/day

	2003	2002[b]	2001	2000	1999
	As restated	As restated	As restated	As restated	As restated

Europe
Netherlands	1,527	1,527	1,555	1,431	1,520
UK	1,002	1,148	1,196	1,118	967
Germany	437	408	428	450	484
Denmark	302	313	309	300	312
Norway	287	242	176	199	230
Others	32	29	20	17	16

	3,587	3,667	3,684	3,515	3,529

Other Eastern Hemisphere
Africa
Nigeria	352	244	219	177	78

	352	244	219	177	78

Middle East
Oman	468	786	553	459	119
Egypt	228	232	248	140	105
Syria	11	16	18	23	27

	707	1,034	819	622	251

Asia Pacific
Malaysia	706	664	580	553	634
Brunei	549	508	491	450	455
Australia	403	373	379	367	361
New Zealand	288	461	470	157	148
Others	190	119	108	98	86

	2,136	2,125	2,028	1,625	1,684

Total Other Eastern Hemisphere	3,195	3,403	3,066	2,424	2,013

USA	1,527	1,679	1,598	1,644	1,774

Other Western Hemisphere
Canada	466	473	507	478	473
Others	74	64	47	35	46

	540	537	554	513	519

Total	8,849	9,286	8,902	8,096	7,835

10 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Natural gas production available for sale[a]	million standard cubic metres/day

	2003		2002[b]		2001		2000		1999
	As restated		As restated		As restated		As restated		As restated

Europe
Netherlands	43		43		44		40		43
UK	28		32		34		32		27
Germany	12		12		12		13		14
Denmark	9		9		9		8		9
Norway	8		7		5		6		7
Others	2		1			[c]		[c]		[c]

	102		104		104		99		100

Other Eastern Hemisphere
Africa
Nigeria	10		7		6		5		2

	10		7		6		5		2

Middle East
Oman	13		22		16		13		4
Egypt	6		7		7		4		3
Syria		[c]		[c]	1		1		1

	19		29		24		18		8

Asia Pacific
Malaysia	20		19		16		16		18
Brunei	16		14		14		13		13
Australia	11		11		11		10		10
New Zealand	8		13		13		4		4
Others	6		3		3		3		2

	61		60		57		46		47

Total Other Eastern Hemisphere	90		96		87		69		57

USA	43		48		45		46		50

Other Western Hemisphere
Canada	13		13		15		14		13
Others	2		2		1		1		1

	15		15		16		15		14

Total	250		263		252		229		221

a	By country of origin from gas produced by Group and associated companies (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

b	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

c	Less than one million cubic metres daily.

Royal Dutch/Shell Group of Companies  11
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Location of activities[a,b] (at December 31, 2003)

	Exploration		Production		Shell Operator[c]

	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore

Europe
Austria	●		●		●
Denmark		●		●
Germany			●	●
Ireland		●				●
Italy			●		●	●
Netherlands	●	●	●	●	●	●
Norway		●		●		●
UK		●		●		●

Africa
Angola		●
Cameroon		●		●		●
Gabon	●	●	●		●	●
Morocco		●				●
Nigeria	●	●	●	●	●	●

Asia Pacific
Australia	●	●	●	●
Bangladesh	●	●		●	●	●
Brunei	●	●	●	●	●	●
China	●	●		●	●	●
Malaysia		●		●		●
New Zealand	●	●	●	●	●	●
Pakistan		●	●			●
Philippines		●		●		●
Thailand	●		●		●	●

Middle East, Russia, CIS
U.A.E. (Abu Dhabi)	●		●
Azerbaijan		●
Egypt	●	●	●	●	●	●
Iran				●		●
Kazakhstan		●	●		●
Oman	●		●		●
Russia	●	●	●	●	●	●
Saudi Arabia	●				●
Syria			●		●

USA
USA	●	●	●	●	●	●

Other Western Hemisphere
Argentina			●		●
Canada	●	●	●	●	●
Brazil		●		●		●
Venezuela				●		●

a	Including associated companies.

b	Where an associated company has properties outside its base country, those properties are not shown in this table.

c	In several countries where “Shell Operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

12 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

(This page is intentionally blank)

Royal Dutch/Shell Group of Companies – Business and Property

Oil and gas acreage (as restated)[a,b,c] (at December 31)			thousand acres		thousand acres

			2003				2002
	Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	10,172	3,204	15,977	5,307	10,417	3,259	19,752	6,930
Africa[d]	6,956	2,193	18,595	10,253	6,289	1,886	25,394	15,516
Asia Pacific[e]	3,793	1,638	113,978	33,357	3,963	1,864	118,471	40,446
Middle East, Russia, CIS[f]	34,729	11,062	65,106	30,079	35,448	11,435	18,544	12,771
USA	1,512	694	4,040	2,802	1,557	754	4,670	3,183
Other Western Hemisphere	853	529	28,094	19,835	832	509	33,338	22,840

	58,015	19,320	245,790	101,633	58,506	19,707	220,169	101,686

Number of productive wells (as restated)[a,b] (at December 31)

			2003				2002
	Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,799	468	1,432	485	2,002	533	1,454	458
Africa[d]	1,380	414	43	14	1,399	446	42	13
Asia Pacific[e]	1,313	726	247	99	1,317	726	205	95
Middle East, Russia, CIS[f]	3,673	1,145	203	129	3,456	1,085	179	115
USA	15,891	7,998	697	486	15,686	8,294	945	686
Other Western Hemisphere	116	111	322	265	112	110	314	259

	24,172	10,862	2,944	1,478	23,972	11,194	3,139	1,626

Number of net productive wells and dry holes drilled (as restated)[a]

	2003		2002		2001		2000		1999

	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Exploration
Europe	6	3	9	4	6	4	7	3	5	2
Africa[d]	5	–	6	4	7	1	4	1	4	1
Asia Pacific[e]	5	7	3	3	8	12	5	6	8	9
Middle East, Russia, CIS[f]	7	4	5	4	6	4	8	4	3	5
USA	10	–	10	4	2	4	9	4	8	9
Other Western Hemisphere	2	5	2	2	3	3	1	2	–	13

	35	19	35	21	32	28	34	20	28	39

Development
Europe	19	1	47	–	38	–	15	–	32	2
Africa[d]	20	1	39	–	14	–	12	–	26	–
Asia Pacific[e]	41	2	42	1	56	2	40	3	38	–
Middle East, Russia, CIS[f]	149	4	83	12	90	8	98	6	84	2
USA	465	–	559	1	549	2	492	3	290	–
Other Western Hemisphere	8	–	31	–	25	–	11	1	14	2

	702	8	801	14	772	12	668	13	484	6

a	Including associated companies.

b	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

c	One thousand acres equals approximately four square kilometres.

d	Excludes Egypt.

e	Excludes Sakhalin.

f	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

13 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

		thousand acres		thousand acres				thousand acres

		2001				2000				1999
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

9,570	3,031	12,616	4,581	9,399	2,973	13,951	4,920	10,162	3,218	16,697	5,790
6,489	1,984	20,804	11,658	6,491	1,973	18,963	11,261	6,224	1,916	18,535	9,077
3,762	1,816	115,294	41,691	3,766	1,599	85,219	37,893	4,114	1,712	87,569	47,060
34,509	11,021	22,921	15,379	34,504	10,962	25,546	18,648	34,342	10,902	29,694	18,969
1,599	702	3,931	2,609	1,967	934	4,280	2,743	3,642	1,245	6,074	3,499
767	492	35,709	22,001	1,197	824	49,219	27,368	1,149	850	61,344	33,215

56,696	19,046	211,275	97,919	57,324	19,265	197,178	102,833	59,633	19,843	219,913	117,610

		2001				2000				1999
Oil		Gas		Oil		Gas		Oil		Gas

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

1,618	429	1,299	427	1,640	442	1,349	438	1,642	447	1,359	436
1,614	550	45	15	1,663	565	47	16	1,700	573	46	15
1,242	588	199	91	1,162	542	199	77	1,638	753	226	77
3,210	1,031	131	91	3,085	990	86	66	2,961	945	102	61
16,717	8,511	956	658	17,870	8,870	1,044	627	28,165	11,636	1,631	845
86	86	298	251	338	193	274	230	413	267	259	223

24,487	11,195	2,928	1,533	25,758	11,602	2,999	1,454	36,519	14,621	3,623	1,657

Number of wells drilling[a,b] (at December 31, 2003) (as restated)

	Exploration		Development		Total

	Gross	Net	Gross	Net	Gross	Net

Europe	4	1	15	4	19	5
Africa[c]	1	1	4	1	5	2
Asia Pacific[d]	–	–	24	12	24	12
Middle East, Russia, CIS[e]	7	3	45	20	52	23
USA	3	2	21	13	24	15
Other Western Hemisphere	2	1	7	5	9	6

	17	8	116	55	133	63

a	Including associated companies.

b	See Note b on page 13.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch/Shell Group of Companies  14
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

(This page is intentionally blank)

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

Utilisation of plant capacity					%

	2003	2002	2001	2000	1999

Liquefied natural gas (LNG)[a]	97	97	92	89	93

Processing Liquefied natural gas (LNG) plants
Location, Group interest in plants[b] and capacity[c] (at December 31, 2003)

		Group	100% capacity
		interest	million tonnes
		%	a year

Nigeria	Bonny	26	9.6
Oman	Qalhat	30	6.6
Brunei	Lumut	25	7.2
Australia	Karratha	22	7.5
Malaysia	Bintulu	15	14.6

Regasifiation terminal

Belgium	Zeebrugge	17	3.6

a	Based on average plant capacity.

b	Percentage rounded to nearest whole percentage point where appropriate.

c	As reported by the joint ventures.

Liquefied natural gas sales volumes

	2003	2002	2001	2000	1999

Malaysia	1.5	2.3	2.3	2.3	2.2
Australia	1.8	1.7	1.7	1.7	1.7
Brunei	1.8	1.7	1.7	1.7	1.6
Oman	2.1	1.9	1.7	0.7	—
Nigeria	2.1	1.5	1.5	1.1	—

Total	9.3	9.1	8.9	7.5	5.5

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

In 1997 Group companies acquired a minority interest in Transportadora Brazileira Bolivia Brazil S.A. (Br), interconnected to Gas Transboliviano S.A. (Bol), constituting the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles in total pipeline network covering five Brazilian states (current total Group interest is 7%).

In 1998, an interest between 22% and 50% across four companies was acquired in an integrated pipelines and power station project in Cuiaba – western Brazil; the pipeline also crosses through eastern Bolivia. In 2000, Group companies, jointly with Prisma Energy

Royal Dutch/Shell Group of Companies  21
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

Refining[a]
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
20-F/A (Amendment No. 2) 2003

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

26 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

At December 31, 2003, Group companies had major interests in chemical manufacturing plants, as described below and on the following pages.

Royal Dutch/Shell Group of Companies  29
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies – Business and Property

Sales

Net proceeds by main product category[a]					$ million

	2003	2002	2001	2000	1999

Base chemicals	7,447	4,895	4,495	5,017	3,025
First-line derivatives	7,189	5,869	5,502	5,667	4,020
Other	550	726	619	4,521	5,841

	15,186	11,490	10,616	15,205	12,886

Net proceeds by geographical area[a]					$ million

	2003	2002	2001	2000	1999

Europe	5,731	4,086	3,721	5,657	5,365
Other Eastern Hemisphere	3,106	2,192	1,659	1,921	1,621
USA	5,597	4,710	4,950	7,095	5,327
Other Western Hemisphere	752	502	286	532	573

	15,186	11,490	10,616	15,205	12,886

Sales volumes by main product category[b]				thousand tonnes

	2003	2002	2001	2000	1999

Base chemicals	13,165	10,031	8,760	7,909	7,295
First-line derivatives	9,779	9,565	8,849	8,219	6,605
Other	164	1,767	1,269	4,160	7,006

	23,108	21,363	18,878	20,288	20,906

Ethylene capacity[c] Group and associated companies

	2003	2002	2001	2000	1999

Nominal capacity (thousand tonnes/year)	6,203	6,023	5,586	5,215	5,116
Utilisation (%)	90	92	87	94	94

a	Excluding proceeds from chemical feedstock trading.

b	Excluding volumes from chemical feedstock trading and non-chemical by-products.

c	Data includes Group share of capacity entitlement (offtake rights) that may be different from nominal Group equity interest. Prior year data has been stated on the same basis.

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
20-F/A (Amendment No. 2) 2003

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
20-F/A (Amendment No. 2) 2003

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

6 Other activities

For information on Shell Consumer and Shell Hydrogen see pages 58 and 59.

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
20-F/A (Amendment No. 2) 2003

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

F Personnel

Employees by segment[a] (average numbers)				thousands

	2003	2002	2001	2000	1999

Exploration and Production	17	17	14	13	14
Gas & Power	2	2	2	2	1
Oil Products	82	75	58	58	57
Chemicals	9	9	9	14	18
Corporate and Other	9	8	7	8	9

	119	111	90	95	99

Employees by geographical area[a]
(average numbers)				thousands

	2003	2002	2001	2000	1999

Europe
Netherlands	11	11	10	10	9
UK	8	9	10	10	11
Others	27	26	18	21	22

	46	46	38	41	42
Other Eastern Hemisphere	28	27	24	24	25
USA	30	23	12	14	15
Other Western Hemisphere	15	15	16	16	17

	119	111	90	95	99

Employees by segment[a] (at December 31)				thousands

	2003	2002	2001	2000	1999

Exploration and Production	17	17	15	13	13
Gas & Power	2	2	2	2	1
Oil Products	82	80	58	58	56
Chemicals	9	9	9	10	17
Corporate and Other	9	8	7	7	9

	119	116	91	90	96

Employee emoluments				$ million

	2003	2002	2001	2000	1999

Remuneration	7,477	6,096	4,651	4,560	4,980
Social law taxes	660	518	395	390	467
Pensions and similar obligations	538	(201)	(580)	(577)	(10)

	8,675	6,413	4,466	4,373	5,437

a	Excludes employees of associated companies such as those in Brunei, Germany, Oman and USA. Includes 50% of the employees of Shell Expro in the UK and of NAM in the Netherlands and 30% of Shell Petroleum Development Nigeria.

Royal Dutch/Shell Group of Companies  33
20-F/A (Amendment No. 2) 2003

Selected Financial Data

Royal Dutch (Netherlands GAAP, as restated)					per €0.56 ordinary share[a]

	2003		2002	2001	2000	1999

Net assets – €	18.29		18.49	20.35	19.63	17.63
Total assets – €	18.30		18.49	20.36	19.64	17.63
Basic earnings – €[b]	3.15		2.96	3.30	3.91	2.27
Diluted earnings – €[b]	3.15		2.96	3.30	3.91	2.27
Dividends declared – €	1.76	[c]	1.72	1.66	1.59	1.51
Dividends – equivalent payment in dollars	2.06	[c]	1.80	1.50	1.40	1.47

a	Following the redenomination from guilders into euros in May 2002, the authorised share capital of Royal Dutch as set forth in its Articles of Association consists of 3,198,800,000 ordinary shares, par value €0.56 each, and 1,500 priority shares, par value €448 each. The number of ordinary shares and priority shares issued and paid up at the end of 2000 and 1999 were 2,144,296,352 ordinary shares and 1,500 priority shares, at the end of 2001 were 2,126,647,800 ordinary shares and 1,500 priority shares, at the end of 2002 were 2,099,285,000 ordinary shares and 1,500 priority shares, and at the end of 2003 were 2,083,500,000 ordinary shares and 1,500 priority shares. The issued and paid-up share capital at the end of 2000 and 1999 was €1,216,979,748[b], at the end of 2001 was €1,206,969,043[b], at the end of 2002 was €1,176,271,600 and at the end of 2003 was €1,167,432,000.

b	The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The 2003 calculation uses a weighted-average number of 2,036,687,755 shares of (2002: 2,057,657,737 (2001: 2,095,731,261; 2000: 2,128,592,305; 1999: 2,132,712,920). The basic earnings per share number has been restated to exclude shares held by Group companies for stock options and other incentive compensation plans (see Note 22 to the Group Financial Statements). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation, weighted-average number of shares is increased by 674,210 for 2003 (2002: 442,580; 2001: 1,124,897; 2000: 1,394,975; 1999: 987,827). These numbers relate to stock options schemes as mentioned above.

c	Includes interim dividend of €0.74 ($0.85) made payable in September 2003 and a second interim dividend of €1.02 ($1.21) made payable in May 2004. This will together constitute the total dividend for 2003, subject to finalisation by the General Meeting of Shareholders which is held prior to filing.

Shell Transport				per 25p Ordinary share[a]

	2003		2002	2001	2000	1999
	As restated		As restated	As restated	As restated	As restated

Net assets – pence	173.1		161.2	169.3	164.9	140.6
Total assets – pence	183.1		170.7	178.5	173.9	149.3
Adjusted basic earnings (pro forma) – pence[b]	30.8		26.5	29.3	35.4	21.5
Adjusted diluted earnings (pro forma) – pence [b]	30.8		26.5	29.3	35.3	21.4
Dividends declared – pence	15.75	[c]	15.25	14.80	14.60	14.00

a	The authorised share capital of Shell Transport as set forth in its Memorandum of Association consists of £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each and 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

b	Adjusted earnings includes Shell Transport’s share of earnings retained by companies of the Royal Dutch/Shell Group. A reconciliation between this Adjusted earnings per share measure and Shell Transport’s earnings per share is provided on page S2. The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted-average number of shares of 9,528,797,724 (2002: 9,608,614,760; 2001: 9,758,574,437; 2000: 9,882,388,055; 1999: 9,881,501,981). The basic earnings per share calculation has been restated to exclude shares held by Group companies for share options and other incentive compensation plans (see Note 22 to the Group Financial Statements). The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted-average number of shares is increased by 2,722,083 for 2003 (2002: 4,661,292; 2001: 12,602,362; 2000: 17,170,048; 1999: 28,844,995). These numbers relate to share option schemes as mentioned above.

c	Includes an interim dividend of 6.10p paid on September 17, 2003, and a second interim dividend of 9.65p paid on May 6, 2004. The directors do not propose to recommend any further distribution in respect of 2003.

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

34 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

The payment of future dividends on shares of Royal Dutch and Shell Transport will depend upon the Group’s earnings, financial condition (including its cash needs), future earnings prospects and other factors. Additional information on dividends is given under Royal Dutch Petroleum Company – Articles of Association (page 75) and The “Shell” Transport and Trading Company, Public Limited Company – Memorandum and Articles of Association (page 86).

Royal Dutch/Shell Group of Companies  35
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch Petroleum Company (Netherlands GAAP)

Translated into euros, Royal Dutch’s share in the net income of the Royal Dutch/Shell Group of Companies for the years 2003, 2002 and 2001 respectively amounts to €6,411 million (as restated), €6,076 million (as restated) and €6,897 million (as restated). The dividends distributed from Group companies to Royal Dutch for the years 2003, 2002 and 2001 were respectively €2,868 million (including dividends yet to be distributed), €3,317 million and €6,148 million. When interest income has been added and administrative expenses deducted, after-tax net income for the year 2003 amounted to €6,418 million compared with €6,091 million for 2002 and €6,914 million for 2001.

Royal Dutch’s 60% interest in the Group net assets, expressed in dollars, has been translated into a euro amount at the year-end rate ($1 = €0.7928 at December 31, 2003). The amount thus obtained, which appears in the Balance Sheet on page R3, should be regarded as a reflection of the dollar value of Royal Dutch’s interest in the Group’s assets and liabilities. Consequently, changes in the dollar/euro rate lead to translation effects in the Royal Dutch Financial Statements. The movements in the value of the dollar, between $1 = €0.9556 at December 31, 2002 and $1 = €0.7928 at December 31, 2003, led to a negative translation effect of €6,445 million, compared with a negative translation effect of €6,236 million in 2002. These effects are dealt with separately from the “Translation effect arising from movements in dollar/euro rate”, as shown in Note 6 on pages R6 and R7. The translation effects are dealt with in the Balance Sheet items “Investments in companies of the Royal Dutch/Shell Group” and “Investment reserves”.

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

As further described in Notes 2(a) and 2(b) and Note 18 to the Royal Dutch’s Financial Statements, the Group Financial Statements have been restated for all periods included in this Amendment No. 2.

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

36 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

The “Shell” Transport and Trading Company, Public Limited Company

Shell Transport’s earnings for the year 2003 amounted to £2,939.1 million (as restated) (£2,544.7 million in 2002 (as restated); £2,863.5 million in 2001 (as restated)). The amount available for distribution (inclusive of distributions from companies of the Royal Dutch/Shell Group) was £1,362.4 million in 2003 (£1,404.0 million in 2002; £2,547.3 million in 2001).

Shell Transport’s net assets at December 31, 2003 were £16,481.5 million (as restated), in comparison with £15,400.6 million (as restated) at the end of 2002. Of these two amounts, £16,200.6 million and £14,959.0 million (as restated) respectively represented Shell Transport’s share in the net assets of companies of the Royal Dutch/Shell Group.

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

Royal Dutch/Shell Group of Companies  37
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Royal Dutch/Shell Group of Companies

Summarised Financial Data (US GAAP)

Income data				$ million

	2003[a]	2002[a]	2001[a]	2000[a]	1999[a]
	As restated	As restated	As restated	As restated	As restated

Sales proceeds
Oil and gas[b]	248,569	207,342	153,075	165,563	127,906
Chemicals	19,459	14,659	13,767	15,658	13,408
Other	864	767	589	481	826

Gross proceeds[b]	268,892	222,768	167,431	181,702	142,140
Sales taxes, excise duties and similar levies	67,164	56,167	42,070	42,365	44,340

Net proceeds[b]	201,728	166,601	125,361	139,337	97,800

Earnings by industry segment
Exploration and Production	8,923	6,726	7,911	9,871	4,749
Gas & Power	2,289	774	1,226	112	398
Oil Products	2,860	2,627	1,970	2,681	3,587
Chemicals	(209)	565	127	1,033	1,148
Other industry segments	(267)	(110)	(287)	(12)	(28)

Total operating segments	13,596	10,582	10,947	13,685	9,854
Corporate	(917)	(751)	(320)	(825)	(538)
Minority interests	(366)	(175)	(326)	(47)	(265)

Net income	12,313	9,656	10,301	12,813	9,051

Assets and liabilities data (at December 31)					$ million

Total fixed and other long-term assets	123,854	111,476	80,729	76,836	83,837
Net current assets/(liabilities)	(10,813)	(13,546)	(2,750)	3,778	(2,730)
Total debt	20,127	19,691	5,820	7,427	12,931
Parent Companies’ interest in Group net assets	72,497	60,276	56,142	57,616	56,602
Minority interests	3,415	3,568	3,466	2,897	2,855

Capital employed	96,039	83,535	65,428	67,940	72,388

Cash flow data					$ million

Cash flow provided by operating activities	21,719	16,283	16,905	18,278	11,053
Capital expenditure (including acquisitions)	12,252	21,027	9,598	6,128	7,403
Cash flow used in investing activities	8,252	20,633	9,080	1,490	3,017
Dividends paid	6,548	7,189	9,627	5,501	5,611
Cash flow used in financing activities	12,586	53	11,562	9,125	6,256
Increase/(decrease) in cash and cash equivalents	396	(5,114)	(4,761)	7,388	1,326

Other statistics

Total debt ratio[c]	21.0%	23.6%	8.9%	10.9%	17.9%

a	The Group Financial Statements have been restated. See Notes 2(a) and 2(b) to the Group Financial Statements.

b	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance EITF Issue No. 02-03.

c	The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests plus short-term and long-term debt. Management of the Group believes that the debt ratio calculated on this basis (rather than the ratio of total debt to shareholders equity) is useful to investors because it takes account of all amounts of capital employed in the business. Management uses this measure to assess the level of debt relative to the capital invested in the business. The derivation of capital employed from Group net assets is shown in the table above.

38 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Capital investment				$ million

		2002	2001	2000	1999
	2003	As restated	As restated	As restated	As restated

Capital expenditure[a]
Exploration and Production[b]	8,129	13,064	6,847	3,720	4,131
Gas & Power	1,021	471	313	288	470
Oil Products	2,367	7,653	1,462	1,258	1,338
Chemicals	470	680	685	726	1,178
Other	265	494	291	136	286

	12,252	22,362	9,598	6,128	7,403
Exploration expense (excluding depreciation and release of currency translation differences)	1,059	997	885	834	1,068
New equity investments in associated companies	758	684	704	605	630
New loans to associated companies	225	605	370	556	394
Other investments	–	–	224	414	–

Total capital investment*	14,294	24,648	11,781	8,537	9,495

*comprising
Exploration and Production	9,195	14,082	8,000	4,839	5,390
Gas & Power	1,483	682	810	483	675
Oil Products	2,398	7,945	1,518	1,565	1,356
Chemicals	587	839	751	941	1,384
Other segments	406	495	332	153	296
New loans to associated companies	225	605	370	556	394

	14,294	24,648	11,781	8,537	9,495

Quarterly income data (as restated)														$ million

					2003					2002					2001
	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year

Gross proceeds	68,562	66,116	64,862	69,352	268,892	60,496	59,289	55,111	47,872	222,768	38,721	41,169	43,586	43,955	167,431
less: Sales taxes, excise duties and similar levies	18,131	16,669	16,804	15,560	67,164	15,734	14,518	13,221	12,694	56,167	10,670	10,430	10,170	10,800	42,070

Net proceeds	50,431	49,447	48,058	53,792	201,728	44,762	44,771	41,890	35,178	166,601	28,051	30,739	33,416	33,155	125,361
Cost of sales	42,023	41,537	40,382	43,847	167,789	36,809	37,237	35,187	28,882	138,115	23,094	24,416	26,010	24,955	98,475

Gross profit	8,408	7,910	7,676	9,945	33,939	7,953	7,534	6,703	6,296	28,486	4,957	6,323	7,406	8,200	26,886

Operating profit	4,077	4,865	4,739	7,819	21,500	4,285	5,209	4,308	4,400	18,202	1,445	4,586	6,173	6,887	19,091

Net income	1,827	2,419	2,573	5,494	12,313	2,275	2,606	2,324	2,451	9,656	608	2,417	3,505	3,771	10,301

a	Includes the acquisitions in 2002. 2002 also included $1.3 billion for DEA (paid in July 2003).

b	Includes capital expenditure on the Athabasca oil sands project.

Royal Dutch/Shell Group of Companies  39
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

US dollar exchange rates[a]				€1 = $

		Average[b]	High	Low	Period end

Year:
1998[c]		0.8996
1999		1.0588
2000		0.9209
2001		0.8909
2002		0.9495
2003		1.1411
Month:
2003	July		1.1580	1.1164
	August		1.1390	1.0871
	September		1.1650	1.0845
	October		1.1833	1.1609
	November		1.1995	1.1454
	December		1.2597	1.1956
2004	January		1.2853	1.2395
	February		1.2848	1.2426
	March		1.2431	1.2088
	April		1.2358	1.1802
	May		1.2274	1.1801

As at June 14, 2004					1.2073

£1 = $

		Average[b]	High	Low	Period end

Year:
1998		1.6602
1999		1.6146
2000		1.5138
2001		1.4382
2002		1.5084
2003		1.6450
Month:
2003	July		1.6718	1.5867
	August		1.6170	1.5728
	September		1.6642	1.5732
	October		1.7025	1.6598
	November		1.7219	1.6693
	December		1.7842	1.7200
2004	January		1.8511	1.7902
	February		1.9045	1.8182
	March		1.8680	1.7943
	April		1.8564	1.7674
	May		1.8369	1.7544

As at June 14, 2004					1.8148

a	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

b	Calculated by using the average of the exchange rates on the last business day of each month during the year.

c	The euro-to-dollar exchange rates prior to the fixing of the euro conversion rate in January 1999 are derived from guilders-per-dollar exchange rates and the fixed guilders-per-euro conversion rate of 2.20371.

40 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies  41
20-F/A (Amendment No. 2) 2003

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

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1.37 billion boe of oil and gas that were reported as at December 31, 2003 (1.15 billion boe previously reported at December 31, 2002) and further restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorized as proved developed reserves and 57% had been categorised as proved undeveloped reserves.

42 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65 for additional information regarding the First Reserves Restatement and the Second Reserves Restatement.

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

On February 4, 2005, Standard & Poor’s Ratings Services (S&P) downgraded to “AA” from “AA+” its long-term ratings on the Royal Dutch/ Shell Group of Companies (through a downgrade of the Group Holding Companies, Shell Petroleum N.V. and The Shell Petroleum Co. Ltd and their subsidiary Shell Oil Company). Moody’s Investors Services, (Moody’s) continues to rate the long-term debt of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC, the guaranteed subsidiaries of the Group Holding Companies as “Aa1”. The credit ratings given to the commercial paper programmes of the guaranteed subsidiaries have been confirmed by S&P and Moody’s at their original levels of “A-1+” and “Prime-1”, respectively.

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

Royal Dutch/Shell Group of Companies  43
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

44 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Summary of Group results

Earnings (US GAAP)		$ million

	2003	2002	2001
	As restated	As restated	As restated

Net income	12,313	9,656	10,301

Change from previous year	+28%	-6%	-20%

2003 compared to 2002

The Group’s net income for 2003 was $12,313 million, 28% higher than in 2002. These earnings reflect higher realised prices in Exploration and Production and higher earnings in Gas & Power. A stronger business environment in Oil Products and the delivery of operational performance improvements in all businesses also had a positive impact on the results.

Exploration and Production earnings were 33% higher than last year at $8,923 million. Total hydrocarbon production1 fell by 1% to 3.9 million barrels of oil equivalent (boe) per day. Oil and oil sands production increased by 1% while gas production fell by 5%. Hydrocarbon prices were generally higher in 2003 compared with 2002 (Brent crude prices averaged $28.85 a barrel compared with $25.05 in 2002) as a result of the conflict in Iraq, OPEC behaviour, lower inventories worldwide and cold weather in Europe and North America. The reserves replacement ratio in 2003 was 47%, including the impact of the Reserves Restatement. The Group’s total proved reserves at the end of 2003 were 12.98 billion barrels of oil equivalent. (More detailed information on reserves is available on pages 48, 49 and 50.)

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

Total capital investment2 was $14.3 billion, compared with $14.2 billion (excluding major acquisitions) in 2002. Proceeds from asset disposals in 2003 were $4.5 billion; this generated $2.0 billion of after-tax income, all of which was offset by net charges for impairment, restructuring and various other items including tax credits, resulting in a net charge of $104 million. At the end of the year the debt ratio3 was 21.0%. Cash and cash equivalents amounted to $2.0 billion.

All Group financial information contained in this section is presented in accordance with accounting principles generally accepted in the United States. The restatements described below are reflected in the period information where applicable.

In view of the inappropriate overstatement of unaudited proved reserves information, it has been decided to restate the Financial Statements of the Group, and each of the Parent Companies, for prior periods (the Financial Restatement) to reflect the impact of the Reserves Restatement on those Financial Statements (as announced on April 19, 2004 and February 3, 2005).

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

See page 68 regarding “Investigation and report to the Group Audit Committee; management changes” for additional detail regarding the Group Audit Committee’s investigation arising out of the Reserves Restatement.

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
20-F/A (Amendment No. 2) 2003

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

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude oil prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Crude oil prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. In 2004 and 2005, the Group restated oil and gas volumes to remove volumes from the proved category.

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

Exploration and Production

Earnings (US GAAP)		$ million

	2003	2002	2001
	As restated	As restated	As restated

Net proceeds (including inter-segment sales)	32,725	26,581	25,847
Purchases (including change in inventories)	(1,536)	(1,050)	(1,444)
Exploration	(1,476)	(1,073)	(910)
Depreciation	(7,376)	(5,610)	(3,969)
Operating expenses	(7,252)	(6,751)	(5,474)

Operating profit of Group companies	15,085	12,097	14,050
Group share of operating profit of associated companies	1,857	1,316	1,548

Operating profit	16,942	13,413	15,598
Other income/(expense)	72	72	48
Taxation	(8,346)	(6,759)	(7,735)
Cumulative effect of a change in accounting principle	255	–	–

Segment earnings	8,923	6,726	7,911

2003 compared to 2002

Earnings
Segment earnings for the year were $8,923 million, 33% higher than in 2002. This reflected higher hydrocarbon prices and divestment gains of $420 million, mainly in the USA. These were partially offset by a 1% decrease in hydrocarbon production1, asset impairments, exploration property write-offs and higher costs.

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

46 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Production ceased from the whole of the Brent Field in September following an accident on Brent Bravo. The Brent Delta restart was a few days after. Brent Bravo recommenced production on November 11 followed by Brent Alpha two days later. Brent Charlie remained shut for further repair and maintenance work into the first part of 2004. The decrease in oil production was partly offset by production from several new fields, mainly in Nigeria (EA), Brazil (Bijupirá-Salema), the UK and the USA; higher OPEC quotas (Nigeria and Abu Dhabi); and an additional quarter of production from ex-Enterprise Oil assets.

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

Royal Dutch/Shell Group of Companies  47
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Reserves

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)1 previously booked at December 31, 2002 as proved reserves have been recategorized as not proved (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein). The results of the First Half Review were reflected in the restatement of proved reserves and of the standardised measure of discounted future net cash flows contained in the 2003 Annual Report on Form 20-F as originally filed on June 30, 2004 (the First Reserves Restatement).

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1.37 billion boe previously booked at December 31, 2003 (1.15 billion boe previously booked at December 31, 2002) as proved reserves have been recategorized as not proved (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement).

The impact of the Reserves Restatement, when taken together with production in 2003 (1.41 billion boe) and net additions to reserves in 2003 (some 0.67 billion boe) leads to proved reserves of 12.98 billion boe at December 31, 2003.

As at December 31, 2003, 57% of the de-booked volumes had originally been disclosed in the “proved undeveloped” reserves category; the balance was a reduction of volumes in the “proved developed” reserves category. Approximately 58% of the de-booked volumes relate to crude oil and natural gas liquids with the remaining 42% relating to natural gas.

As at December 31, 2003, proved reserves, excluding the impact of the Reserves Restatement, had been equivalent to 10.2 years of production. Including the impact of the Reserves Restatement, the figure was 9.2 years.

Reserves replacement

Including all effects of the Reserves Restatement, the net reserves addition in 2003 was 47% of 2003 production. This figure includes the effects of acquisitions and divestments. On an organic basis (not including acquisitions and divestments), the reserves addition was 66% of 2003 production. Changes to minority interests account for 15% of the total. Oil sands, which have not been included in this calculation, would account for an additional net 4%.

The 666 million boe addition in 2003 comprises revisions (-485 million boe), improved recovery (147 million boe), extensions and discoveries (1,275 million boe) and acquisitions and divestments (-269 million boe). Increases in minority interests represent approximately 216 million boe of the total additions.

The overall proved reserves replacement ratio for the five years from 1999 to 2003 amounts to 51% taking into account all effects of the Reserves Restatement. This is clearly a concern and reflects the exploration strategy in the 1990s, and our relatively low investment in the post 1998 period. Exploration has since been refocused and investment levels increased. It is vital that our reserves replacement ratio improves significantly in the coming years.

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

48 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Reserves

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)1 previously booked at December 31, 2002 as proved reserves have been debooked (this was the subject of the announcement made on January 9, 2004, as updated on March 18, 2004 and April 19, 2004 and herein). The results of the First Half Review were reflected in the restatement of proved reserves and of the standardised measure of discounted future net cash flows contained in the 2003 Annual Report on Form 20-F as originally filed on June 30, 2004 (the First Reserves Restatement).

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1.37 billion boe previously booked at December 31, 2003 (1.15 billion boe previously booked at December 31, 2002) as proved reserves have been debooked (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement).

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

Reserves replacement

Including all effects of the Reserves Restatement, the net reserves addition in 2002 was 97% of 2002 production. This figure includes the effects of acquisitions and divestments. On an organic basis (not including acquisitions and divestments), the reserves addition was 49% of 2002 production. Oil sands, which have not been included in these figures, would have reduced the reserves replacement ratio by 5% if they had been included. A 1.39 billion boe addition in 2002 comprises revisions (189 million boe), improved recovery (153 million boe), extensions and discoveries (367 million boe) and acquisitions and divestments (686 million boe).

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

50 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Gas & Power

Earnings (US GAAP)		$ million

	2003	2002	2001

Net proceeds (including inter-segment sales)[a]	8,248	4,898	6,656
Purchases (including change in inventories)[a]	(6,437)	(3,730)	(5,191)
Depreciation	(128)	(128)	(106)
Operating expenses	(1,163)	(933)	(821)

Operating profit of Group companies	520	107	538
Group share of operating profit of associated companies	889	751	941

Operating profit	1,409	858	1,479
Other income/(expense)	1,343	124	132
Taxation	(463)	(208)	(385)

Segment earnings	2,289	774	1,226

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales, following the implementation of US accounting guidance EITF Issue No. 02–03, see Note 3 on page G9.

2003 compared to 2002

Earnings
Segment earnings were $2,289 million compared with $774 million in 2002. The earnings included a gain of $1,036 million from the divestment of the Group’s minority shareholding in Ruhrgas in Germany and related tax credits of $114 million. The increase in earnings reflected an 11% rise in LNG prices, as a result of the time-lagged effect of higher crude prices, and the delivery of record Group share LNG sales of 9.3 million tonnes. The increase in volumes of 3% versus last year was mainly a result of strong market demand and the build up of the third production train (liquefaction plant) in Nigeria LNG (Group interest 26%), offset by exit from the Malaysia LNG Satu company (Group interest 15%).

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

Royal Dutch/Shell Group of Companies  51
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

52 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies  53
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

54 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

The acquisition of the Texaco downstream assets in the USA was completed in February 2002. Business structures have been streamlined and some 800 of the Texaco stations have been rebranded to Shell at the end of 2002, which reflects approximately 10% of the rebranding programme. As part of the upgrading of the quality of the overall retail network in the USA, the total number of combined Texaco and Shell sites will be reduced by some 30%.

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

Royal Dutch/Shell Group of Companies  55
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

Chemicals

Earnings (US GAAP)		$ million

		2002	2001
	2003	As restated	As restated

Net proceeds (including inter-segment sales)	20,817	15,207	14,250
Purchases (including change in inventories)	(16,952)	(12,035)	(11,041)
Depreciation	(678)	(401)	(404)
Other cost of sales	(2,234)	(1,518)	(1,866)
Operating expenses	(1,065)	(815)	(973)

Operating profit of Group companies	(112)	438	(34)
Group share of operating profit of associated companies	(165)	213	(27)

Operating profit	(277)	651	(61)
Other income/(expense)	(43)	(13)	(4)
Taxation	111	(73)	192

Segment earnings	(209)	565	127

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

The impairments reflect changes in the assessment of future returns relative to the value of our assets. The impairment of our equity investment in the Basell joint venture reflected a reassessment of the outlook for the business. The factors contributing to this reassessment were the continued vulnerability of the business to weak economic conditions and anticipated changes in the industry and competitive landscape. In Catalysts, we streamlined the business portfolio to focus on high-performance catalysts and took an asset impairment in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations.

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

56 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Royal Dutch/Shell Group of Companies  57
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

2003 compared to 2002

Segment earning for 2003 showed a loss of $267 million compared with a $110 million loss in 2002. These results include the effect of a Shell Solar goodwill impairment of $127 million, taken following an extensive review to assess the value of the business. While Shell maintains its view on the long-term potential of solar energy as one of the more promising technologies in the field of renewable energy, in 2003 the industry faced persistent production overcapacity, strong competition and uncertain market circumstances. The remaining losses were realised across all business lines in the segment and reflected the current year operating results of developing future business opportunities.

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

58 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Liquidity and capital resources

2003 compared to 2002
Statement of Cash Flows
Cash flow provided by operating activities reached a record level of $21.7 billion in 2003 compared with $16.3 billion in 2002. Net income increased to $12.3 billion in 2003 from $9.7 billion in 2002, reflecting higher realised prices in Exploration and Production. Additionally, $4.5 billion of cash flows were realised in 2003 through sales of assets (2002: $1.6 billion). Cash flow in 2003 has mainly been deployed for capital expenditures ($12.3 billion), debt repayment ($4.7 billion) and dividends paid to Parent Companies ($6.2 billion). In preference to paying additional dividends to the Parent Companies to fund share buybacks, the Group strengthened its balance sheet by repaying debt and buying out certain minority interests. Royal Dutch and Shell Transport paid dividends to their shareholders totalling $6.4 billion (2002: $5.5 billion; 2001: $5.1 billion).

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

Royal Dutch/Shell Group of Companies  59
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration and Production, which in turn will affect the Group’s cash flow provided by operating activities and net income. After giving effect to the Reserves Restatement, the Group’s five year reserves replacement ratio for the period 1999-2003 was 51%. The field decline rate for Exploration and Production’s existing business is approximately 6 to 8 percent per year. The Group will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making appropriate acquisitions. The Group strives to offset the effects of field decline through these measures and, as a result, production increased in 2001 and 2002. The Group’s goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes. The Group currently expects overall production to dip in 2005 and then to increase beginning in 2006 as additional production from new projects begins to come on-stream.

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

60 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Total debt at the end of 2003 amounted to $20.1 billion and the Group’s total debt ratio decreased from 23.6% in 2002 to 21.0% in 2003. The level of the debt ratio remains in accordance with the medium-term gearing philosophy of the Group, which establishes a target gearing of between 20% and 30% inclusive of certain off-balance sheet obligations of a financing nature. The total debt outstanding (excluding capital leases) at December 31, 2003 will mature as follows: 56% in 2004, 6% in 2005, 8% in 2006, 11% in 2007 and 19% in 2008 and beyond.

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

Royal Dutch/Shell Group of Companies  61
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

At December 31, 2002, the Group had operating leases under which total minimum payments were $8.6 billion, long-term purchase obligations associated with financing programs requiring aggregate payments of $3.6 billion and certain power generation contracts (referred to as tolling agreements) amounting to $6.9 billion (of which approximately $700 million is conditional upon the exercise of a renewal option by the owner of one of the plants).

Contractual obligations

The table below summarises Group companies’ principal contractual obligations at December 31, 2003, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

$ billion

		Within	2-3 years	4-5 years	After 5 years
		1 year	(2005/	(2007/	(beyond
	Total	(2004)	2006)	2008)	2008)

Long-term debt[a]	10.3	1.8	2.7	2.7	3.1
Capital leases[b]	1.1	0.1	0.2	0.1	0.7
Operating leases[c]	10.0	1.8	2.1	1.4	4.7
Purchase obligations[d]	131.1	46.3	26.1	18.5	40.2
Other long-term contractual liabilities reflected on the Group’s balance sheet under US GAAP[e]	0.8	0.2	0.3	0.1	0.2

Total	153.3	50.2	31.4	22.8	48.9

a	The total figure is comprised of $8.6 billion of long-term debt (debentures and other loans, and amounts due to banks and other credit institutions), plus $1.7 billion of long-term debt due within one year. The total figure excludes $0.6 billion of long-term capitalised lease obligations (which are included in the line item “Capital leases” in the above table). See Note 15 to the Group Financial Statements.

b	Includes executory costs and interest, See Note 16 to the Group Financial Statements.

c	See Note 16 to the Group Financial Statements.

d	Includes any agreement to purchase goods or services that is enforceable, legally binding and specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase. The amounts include $3.3 billion of purchase obligations associated with financing arrangements, which are disclosed in Note 16 to the Group Financial Statements. Raw materials and finished products account for 86% of total purchase obligations.

e	Includes all obligations included in “Long-term liabilities — Other” on the Statement of Assets and Liabilities of the Group that are contractually fixed as to timing and amount. In addition to these amounts, the Group has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans estimated to be $1.3 billion in 2004 (see Note 20 to the Group Financial Statements) and obligations associated with asset retirements (see Note 23 to the Group Financial Statements).

The table above excludes interest payments related to long-term debt estimated to be $0.4 billion in 2004, $0.8 billion in 2005/2006, $0.6 billion in 2007/2008 and $1.9 billion beyond 2008 (assuming interest rates with respect to variable interest rate long-term debt

62 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

remain constant and there is no change in aggregate principal amount of long-term debt other than repayment at scheduled maturity as reflected in the table).

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

Treasury and trading risks

As further discussed in Note 28 to the Group Financial Statements on pages G36 and G37, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.

Royal Dutch/Shell Group of Companies  63
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Supplementary information on derivatives and other financial instruments and derivative commodity instrument is given on pages G66 to G76 of this report.

Pension funds

It is expected that the actuarial valuations of the Group’s four main pension funds in aggregate at the end of 2003 will show an increased surplus of assets over liabilities compared with the end of 2002, mainly resulting from the improved investment performance during 2003. These actuarial valuations, rather than the Group accounting policy FAS 87 measure (Note 20 to the Group Financial Statements on pages G25 to G27), are the basis on which the funds’ trustees steer the funds and define the required contributions from the member companies.

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

At the end of 2003, the total liabilities being carried for environmental clean-up were $972 million (2002: $797 million). In 2003, there were payments of $175 million and increases in provisions of $252 million. The Group has introduced US accounting standard FAS 143 (Asset Retirement Obligations) with effect from January 1, 2003 (see Note 3 to the Group Financial Statements on

64 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

page G9). The fair value of the obligations being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, at December 31, 2003 amounted to $4,044 million (2002: $3,599 million using a cost-accumulation measurement approach).

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

Estimation of oil and gas reserves

Oil and gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows presented in our “Supplementary information – Oil and Gas (unaudited)” (see pages G51 to G65) and changes in proved oil and gas reserves, particularly developed reserves, will affect unit-of-production depreciation charges to income.

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

Royal Dutch/Shell Group of Companies  65
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

As noted above, changes in the estimated amounts of proved reserves can have a significant impact on the standardised measure of discounted cash flows presented under “Supplementary information – Oil and Gas (unaudited)” beginning on page G51. The Reserves Restatement resulted in a 17% reduction in the standardised measure at end 2002. Apart from the effects of the Reserves Restatement, however, revisions to proved reserves have had a relatively modest impact on standardised measure compared to changes in prices and costs, sales and transfers and income tax. A summary of changes to the standardised measure is given on page G64.

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

Exploration costs

Exploration drilling costs more than 12 months old are expensed under Group accounting policy unless (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future. In making decisions about whether to continue to capitalise exploration costs for a period longer than 12 months, it is necessary to make judgments about the satisfaction of each of these conditions. If there is a change in one of these judgments in a subsequent period, then the related capitalised exploration costs would be expensed in that period, resulting in a charge to net income. As at December 31, 2003, the Group has $771 million of capitalised exploration costs. Write-offs of previously capitalised exploration costs in 2003 amounted to $551 million pre-tax (2002: $445 million; 2001; $404 million), including the impact of the change in treatment of exploration costs discussed in Note 2(a) to the Group Financial Statements on page G5.

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

66 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

discount rate can result from inflation rates, individual country risks and currency risks. The Group reviews the discount rate to be applied on an annual basis but the risk free rate has been stable in recent years.

Asset impairments have the potential to significantly impact net income. For example, in recent years there have been significant charges in 2000 ($1,785 million pre-tax) and in 2003 ($1,376 million pre-tax). The changes in estimates that most precipitated those impairments were in relation to future commodity prices or margins, and portfolio transactions. The outlook for oil refinery margins in Asia Pacific was reduced in 2000 and significant portfolio actions occurred in both years, particularly a Gas and Power transaction in 2000 and the closure of Bakersfield refinery announced in 2003. Certain asset-specific impairments occurred in the Exploration and Production, Chemicals and Renewables businesses in 2003.

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

Royal Dutch/Shell Group of Companies  67
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

68 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

Remedial Actions

To address the weaknesses in the controls relating to reserves bookings identified above, the Parent Companies and the Group have implemented a number of remedial actions. During March 2004 through April 2004, the Group conducted an extensive special review of the global reserves portfolio with the assistance of external reserve consultants, Ryder Scott Company. During July 2004 through December 2004, asset teams in each operating unit, using the revised guidelines and assisted in certain cases by external consultants, undertook a reservoir-by-reservoir review of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, as part of the Group’s annual reserves determination process. In addition, teams from internal audit, assisted by separate external consultants, conducted on-site reviews as part of an audit process that covered approximately 90% of such originally reported proved reserves. These reviews led to the Second Reserves Restatement. See “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65. The Parent Companies and the Group have also effected the management changes described above under “Investigation and Report to Group Audit Committee; management changes”. In addition, as discussed in the report to the GAC, the following remedial actions have also been taken or are proposed to be taken:

–	Global Reserves Committee. In the 2003, the Group established the Global Exploration and Production Reserves Committee (the “Reserves Committee”) in order to improve consistency of standards and their application across the Group’s operations globally and strengthen the oversight of the process for approving the booking of proved reserves.

–	Group Reserves Guidelines. The Group’s guidelines for booking proved reserves have been revised with the assistance of independent petroleum engineers and counsel to conform fully these guidelines with applicable SEC rules and guidance, clarify the criteria for booking and de-booking of proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications) and improve their utility for all users. It is expected that future revisions of the guidelines will occur only as necessary and as early as possible in the year to allow engineers to understand the implications well in advance of the submission of reserves volumes at year-end.

–	Training Reserves Guidelines Users. In 2004, the Group began and substantially completed the training of approximately 3,000 staff members in the revised Group Reserves Guidelines in order to impart the requirements and guidance of these Guidelines and improve their utility for users.

–	Overhaul of the office of Group Reserves Co-ordinator. Given the technical and compliance elements of reserves determinations, the Group Reserves Co-ordinator will no longer report to business planning or strategy executives in Exploration and Production but rather to the Director of Technology. More staff will be employed to resource the vital function of the Group Reserves Co-ordinator who will also regularly use independent petroleum engineers as deemed necessary, including for the systematic training of engineers in the field. The Group Reserves Co-ordinator will be responsible for the revision and ongoing maintenance and application of the Group’s Guidelines, and as such will be responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and the Group Reserves Auditor as well as for identifying training needs and facilitating training sessions from both a

Royal Dutch/Shell Group of Companies  69
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

70 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

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

2004 Disclosure Controls Review

Subsequent to the January 9, 2004 announcement of the first reserves recategorisation, and under the sponsorship of the Group Disclosure Committee, a review of the control framework in relation to corporate disclosure processes was conducted by Group internal audit. The results of this review identified areas for improvement, including with respect to strengthening and increasing the formalisation of the existing framework, are consistent with a number of the remedial actions arising out of the independent review described above. The outcome of this internal review was considered by both the Group Disclosure Committee and the Group Audit Committee, to ensure integrated implementation of agreed actions.

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

LEGAL PROCEEDINGS

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31,

Royal Dutch/Shell Group of Companies  71
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

2003, there were 58 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). A significant majority of these cases have been consolidated in a multi-district litigation in the Southern District of New York for pretrial proceedings. The judge in this multi-district litigation may make rulings on dispositive motions as well as rulings on legal issues that will be binding with regard to the case in respect of which such ruling is made and may be followed in other cases that are part of the multi-district litigation and other cases that have not been consolidated. Although as of December 31, 2003, the complaints in 34 of these cases did not specify an amount of monetary damages sought, the plaintiffs in 10 of these lawsuits did include in their complaints as of that date quantified damage claims (which are alleged against more than 60 defendants and not SOC individually), including approximately $411 million of compensatory damages in aggregate and approximately $1.05 billion of punitive damages in aggregate. In the remaining 14 cases as of December 31, 2003, SOC had received only a summons and no complaint was on file. The damages claimed solely represent amounts set forth by plaintiffs in lawsuits. Management of the Group considers these amounts to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may ultimately be incurred. In addition, as described below there are significant unresolved legal uncertainties that will affect any ultimate liability, including the availability of punitive damages. Based on the information currently available to management, and as discussed below, given the substantial uncertainties concerning the outcome of the material factual and legal issues relating to this litigation, management is currently unable to estimate the range of possible losses or any minimum loss.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and the courts have yet to rule upon motions on substantive legal issues. Consequently, management does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages, claimed if any, or the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims, or if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2003 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. SOC has not perfected an appeal in Nicaragua and, as described

72 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Discussion and Analysis of Financial Condition and Results of Operations

below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. SOC does not have any assets in Nicaragua.

In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. Subsequent to the year ending December 31, 2003, this district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States.

Subsequent to the year ending December 31, 2003 and prior to June 30, 2004, an additional Nicaraguan judgment was entered in the amount of $83 million in favour of 58 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. It is the opinion of management of the Group that these judgments are unenforceable in a U.S. court as a matter of law for the reasons set out in SOC’s declaratory judgment action described above. No reserves have been established for these judgments.

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

Subsequent to the year ended December 31, 2003 and in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised. On 29 July 2004, the Group announced that it had reached agreements in principle with the SEC and the FSA to resolve their investigations. In connection with the agreement in principle with the SEC, Shell consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Shell violated, and requiring Shell to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement in principle with the FSA, Shell agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Shell breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million.

Royal Dutch/Shell Group of Companies  73
20-F/A (Amendment No. 2) 2003

Royal Dutch Petroleum Company

Control of Registrant

Royal Dutch is not directly or indirectly owned or controlled by another corporation or by any government. On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. Please refer to “Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” for additional information on this transaction.

Ordinary shares and priority shares

The General Meeting of Shareholders held on May 16, 2002, adopted a resolution to redenominate the nominal (par) value of the priority and ordinary shares from guilders into euro. The new nominal (par) value of the priority shares is €448 each and of the ordinary shares €0.56 each. The rights of the holders of the ordinary shares have not been impaired. Of Royal Dutch’s outstanding ordinary shares, with a nominal (par) value of €0.56 each, approximately 73.5% is in bearer form; the remainder is registered. As at June 14, 2004, no interests had been notified to the Company in 5% or more of the Company’s issued ordinary share capital. As at the same date the Directors and officers of Royal Dutch owned in aggregate (including shares under option) less than 1% of the ordinary share capital of Royal Dutch. See “Management – Share Ownership” on page 81.

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

74 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Royal Dutch Petroleum Company

The following tables set forth the high and low prices for Royal Dutch €0.56 par value ordinary shares on Euronext Amsterdam and for Royal Dutch shares of New York Registry on the New York Stock Exchange for the periods specified:

Period

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
	€	€	$	$

1999	64.10	34.90	67.38	39.56
2000	75.90	51.51	65.69	50.44
2001	73.48	43.72	64.15	39.75
2002	63.20	39.21	57.30	38.60
2003	44.58	33.35	52.70	36.69

Period

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
	€	€	$	$

2002
1st Quarter	62.80	52.50	55.48	46.62
2nd Quarter	63.20	51.95	56.34	50.48
3rd Quarter	58.80	39.21	57.30	38.60
4th Quarter	46.30	40.23	44.93	39.76

2003
1st Quarter	44.58	33.35	46.88	36.69
2nd Quarter	42.15	36.56	49.81	40.56
3rd Quarter	42.09	37.45	46.79	42.84
4th Quarter	41.85	37.01	52.70	43.95

2004
1st Quarter	42.43	36.59	54.00	45.79

Period

	Euronext		New York
	Amsterdam		Stock Exchange

	High	Low	High	Low
	€	€	$	$

2003
July	41.34	39.96	46.79	43.18
August	41.61	37.90	46.20	42.84
September	42.09	37.45	46.48	43.88
October	40.47	37.55	46.90	43.95
November	39.45	37.01	45.34	44.03
December	41.85	37.62	52.70	45.37

2004
January	42.43	37.43	54.00	46.66
February	40.08	36.59	49.72	46.39
March	42.10	37.44	51.20	45.79
April	41.90	38.02	50.30	47.48
May	42.15	39.92	51.05	47.81

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

Managing Directors and members of the Supervisory Board

Royal Dutch is managed by a Board of Management under the supervision of a Supervisory Board.

Royal Dutch Petroleum Company  75
20-F/A (Amendment No. 2) 2003

Royal Dutch Petroleum Company

(a)	A Managing Director or member of the Supervisory Board shall not vote in respect of a proposal, arrangement or contract in which he is materially interested.

(b)	A Managing Director shall not vote in respect of any matter regarding compensation to himself or to any of the other Managing Directors. Each of the Managing Directors receives a remuneration, which shall be fixed by the Supervisory Board. The maximum aggregate remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders for division by the Supervisory Board among its members.

(c)	The Managing Directors are empowered to exercise all powers of Royal Dutch to borrow money subject to the authorisation of the Supervisory Board being required for contracting loans that will mature in more than one year.

(d)	The Managing Directors and members of the Supervisory Board are not required to hold shares of Royal Dutch in order to be qualified.

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

76 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Royal Dutch Petroleum Company  77
20-F/A (Amendment No. 2) 2003

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

78 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Please see “Controls and Procedures — Investigation and Report to the Group Audit Committee; Management Changes” for information on management changes occurring subsequent to June 14, 2004.

Royal Dutch Petroleum Company  79
20-F/A (Amendment No. 2) 2003

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

80 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Share ownership

Share interests and stock options in the Company of members of the Supervisory Board and Managing Directors as at June 14, 2004:

	Stock options	Ordinary shares

Supervisory Board
Aad Jacobs	–	–
Maarten van den Bergh[a]	37,950	4,000
Wim Kok	–	–
Aarnout Loudon	–	75,000
Hubert Markl	–	–
Lawrence Ricciardi	–	10,000
Henny de Ruiter	–	–

Managing Directors
Jeroen van der Veer	519,600	10,512
Rob Routs	302,466	–

Excluding shares under the Deferred Bonus Plan, which will be released in principle three years after deferral.

a	No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

Managing Directors’ share interests in Royal Dutch under the Deferred Bonus Plan

The interests of Managing Directors in the ordinary shares of Royal Dutch pursuant to the Deferred Bonus Plan at June 14, 2004:

Deferred Bonus Plan

	Number of deferred					Total number of
	bonus and	Deferred	Market price		Average market	deferred bonus and
	dividend shares	bonus shares	of deferred	Dividend	price of dividend	dividend shares
	under award as at	awarded	bonus shares	shares accrued	shares paid	under award as at
	January 1, 2003	during the year[a]	at award[b]	during the year[c]	during the year[d]	December 31, 2003
			€		€

Jeroen van der Veer[e]
2003 award	–	11,188	36.66	507	39.04	11,695
2002 award	3,549	–	60.09	161	39.04	3,710

Awards made in 2002 and 2003 refer to the portion of the annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends.

a	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Managing Directors table on page R19.

b	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

c	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded.

d	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: €37.60 and €40.47, respectively.

e	During the period January 1, 2004 to June 14, 2004 the total number of shares under award of the 2002 award and the 2003 award of Jeroen van der Veer increased by 92 and 290 dividend shares respectively as a result of the final 2003 dividend pay-out. This leads to a total of his awards of 3,802 and 11,986 respectively.

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

Royal Dutch Petroleum Company  81
20-F/A (Amendment No. 2) 2003

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

82 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Royal Dutch Petroleum Company

Remuneration and Succession Review Committee

In 1967, the Supervisory Board of Royal Dutch, jointly with the Board of Shell Transport, established a Remuneration Committee which later became the Remuneration and Succession Review Committee (REMCO). For detailed information on REMCO reference is made to the Remuneration Report beginning on page R13. Its Terms of Reference are reviewed annually and were revised in February 2004 in light of corporate governance developments. A copy of the Terms of Reference of REMCO is available from Investor Relations and can be found on the Shell website (www.shell.com/investor).

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

Compensation of Directors and officers

The aggregate amount of remuneration paid to or accrued for all members of the Supervisory Board, the Managing Directors of Royal Dutch and officers as a group by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies for services in all capacities during the fiscal year ended December 31, 2003, was €6,544,102. The aggregate amount set aside to provide pension, retirement and similar benefits for all members of the Supervisory Board, the Managing Directors of Royal Dutch and officers by Royal Dutch and companies of the Royal Dutch/Shell Group of Companies during the fiscal year ended December 31, 2003, was €1,423,459. Reference is made to the information given in the Remuneration section on pages R13 to R22 relating to emoluments and service contracts of the members of the Board of Management and the fees of the Supervisory Board.

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

Royal Dutch Petroleum Company  83
20-F/A (Amendment No. 2) 2003

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

The number of ordinary shares of Royal Dutch under option at June 14, 2004, and the option prices of the shares at the dates the options were granted, per share and in total, were as follows:

Plan

Exercise price[a]

	Number of shares	Average	Total	Term
	under option	per share		(expiration dates)

Shell Petroleum N.V.	23,003,383	€50.13	€1,153,239,65	5 10 years (10/12/07–06/05/14)
The Shell Petroleum Company Limited	11,199,498	€50.17	€561,886,281	10 years (01/03/2010–21/12/2010)
Shell Oil Company	3,078,397	$53.03	$163,255,833	10 years (01/03/10–21/12/10)
Shell Petroleum Inc.	23,986,810	$50.30	$1,206,469,50	3 10 years (01/03/2010–07/05/2014)
Shell Solar Employment Services Inc.	27,544	$46.43	$1,278,981	10 years (25/05/2010–07/05/2014)

a	Euro-denominated exercise prices prior to the fixing of the euro conversion rate in January 1999 are derived from the quotient of guilder prices and the fixed guilders-per-euro conversion rate of 2.20371.

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

84 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

Control of Registrant

Shell Transport is not directly or indirectly owned or controlled by another corporation or by any government. As of June 14, 2004, there were the following interests in more than 3% of the issued Ordinary share capital of Shell Transport. Barclays PLC (more than 3% but less than 4%); this interest has subsisted since December 2002. Legal & General Group Plc (more than 3% but less than 4%); this interest has subsisted since January 2003; the Capital Group Companies Inc. (more than 4% but less than 5%); this interest has subsisted since April, 2004, from February 2004 to April 2004, this interest subsisted at more than 3% but less than 4%, between May 2001 and March 2002 The Capital Group Companies Inc. held more than 3% but less than 4% of the issued Ordinary share capital. Prudential plc held more than 3% but less than 4% of the issued Ordinary share capital between March 1998 and March 1999. As of June 14, 2004 the Directors and officers of Shell Transport beneficially owned in aggregate (including shares under option) less than 1% of the total shares of that class outstanding. See “Management – Share Ownership” on page 92.

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. Please refer to “Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” for additional information on this transaction.

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

The following tables set forth the high and low closing sales prices for Shell Transport’s registered Ordinary shares (of 25p nominal value) on the London Stock Exchange and for Shell Transport’s New York Shares (of £1.50 nominal value) on the New York Stock Exchange for the periods specified:

Period

London			New York

	High	Low	High	Low
	£	£	$	$

1999	5.41	3.04	52.56	30.50
2000	6.27	4.12	54.06	40.00
2001	6.38	4.30	53.65	38.72
2002	5.41	3.70	47.03	34.59
2003	4.40	3.32	45.19	32.28

The “ Shell ” Transport and Trading Company, p.l.c.  85
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

Period

London			New York

	High	Low	High	Low
	£	£	$	$

2002
1st Quarter	5.26	4.51	44.87	38.48
2nd Quarter	5.41	4.67	47.03	41.99
3rd Quarter	5.09	3.70	46.70	34.59
4th Quarter	4.28	3.81	40.02	35.56

2003
1st Quarter	4.23	3.32	41.25	32.28
2nd Quarter	4.40	3.70	43.18	35.81
3rd Quarter	4.15	3.69	40.25	37.30
4th Quarter	4.17	3.63	45.19	37.50

2004
1st Quarter	4.19	3.46	46.17	39.12

Period

London			New York

	High	Low	High	Low
	£	£	$	$

2003
July	4.09	3.84	40.25	37.30
August	4.15	3.83	40.20	37.52
September	4.14	3.69	39.87	37.51
October	4.00	3.63	40.30	37.50
November	3.82	3.65	38.94	37.58
December	4.17	3.68	45.19	38.84

2004
January	4.19	3.56	46.17	39.33
February	3.74	3.46	42.09	39.12
March	3.91	3.52	43.45	39.20
April	4.02	3.47	43.14	39.85
May	4.10	3.88	44.54	41.94

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

86 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

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

The “ Shell ” Transport and Trading Company, p.l.c.  87
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

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

(c)  Rights in a winding-up

Upon Shell Transport’s winding-up, the balance of assets available for distribution:

–	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

–	subject to the rights attached to the First and Second Preference shares (see “Dividend rights and rights to share in the company’s profits” on pages 87 and 89) and to any special rights attaching to any other class of shares, of which there are currently none, is to be distributed among the holders of Ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of Shell Transport’s assets in kind.

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

88 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

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

The “ Shell ” Transport and Trading Company, p.l.c.  89
20-F/A (Amendment No. 2) 2003

The “Shell” Transport and Trading Company, Public Limited Company

Stamp Duty Reserve Tax

The UK Government currently imposes a 1.5% stamp duty reserve tax on the creation of new depository receipts representing shares of UK companies. The tax does not apply to the purchase and subsequent transfer of depository receipts already in issue, nor where the holder surrenders an existing depository receipt in exchange for the underlying shares. In the case of New York shares represented by ADRs issued on or after March 18, 1991 by the Bank of New York, the depository under the deposit agreement referred to in the third paragraph under the Item entitled “Nature of trading market” on page 85, the tax payable is calculated on the value of the underlying registered shares at the date such shares are transferred to the Bank of New York.

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

On June 23, 2004 Peter Voser was appointed a Director of The “Shell” Transport and Trading Company, p.l.c with effect from October 4, 2004.

Please see “Controls and Procedures — Investigation and Report to the Group Audit Committee; Management Changes” for additional information on management changes occurring subsequent to June 14, 2004.

90 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Company Secretary, Shell Transport

Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary in 1993.

Key to Committee membership

ø	Group Audit Committee

+	Remuneration and Succession Review Committee

#	Social Responsibility Committee

•	Shell Transport Nomination Committee

The “ Shell ” Transport and Trading Company, p.l.c.  91
20-F/A (Amendment No. 2) 2003

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

Share ownership

Directors of Shell Transport had the following beneficial interests in Shell Transport at June 14, 2004:

	Share Options[a]	25p Ordinary shares

Managing Directors
Malcolm Brinded[b]	1,313,550	77,948
Non-executive Directors
Teymour Alireza	–	29,093
Sir Peter Burt	–	10,000
Dr Eileen Buttle	–	3,400
Luis Giusti	–	2,400
Nina Henderson	–	9,000
Sir Peter Job	–	1,866
Sir John Kerr	–	10,000
Sir Mark Moody-Stuart	806,050	600,000
Lord Oxburgh	–	6,214

a	Additional information is included in the “Remuneration Report – Stock options” on page S20.

b	Excluding 6,885 Royal Dutch ordinary shares as per June 14, 2004, resulting from his participation in the Deferred Bonus Plan for Group Managing Directors in 2003 through the deferral of part of his 2002 bonus.

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

92 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Remuneration and Succession Review Committee

In 1967, the Supervisory Board of Shell Transport, jointly with the Board of Royal Dutch, established a Remuneration Committee which later became the Remuneration and Succession Review Committee (REMCO). For detailed information on REMCO reference is made to the Remuneration Report beginning on page S14. Its Terms of Reference are reviewed annually and were revised in February 2004 in light of corporate governance developments. A copy of the Terms of Reference of REMCO is available from Company Secretary and can be found on the Shell website (www.shell.com/investor).

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

The “ Shell ” Transport and Trading Company, p.l.c.  93
20-F/A (Amendment No. 2) 2003

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

Reference is made to the information given in the Remuneration section on pages S20 to S24 relating to Directors’ emoluments and service contracts (for Managing Directors) and letters of appointment (for non-executive Directors).

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

94 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

No issue of new shares is involved under any of the plans or schemes mentioned above.

The “ Shell ” Transport and Trading Company, p.l.c.  95
20-F/A (Amendment No. 2) 2003

Index to the Financial Statements and Exhibits

(A) Financial Data*	Page

Royal Dutch Petroleum Company:
Report of Registered Independent Public Accountants	R1
Financial Statements
Profit and Loss Account	R2
Statement of Appropriation of Profit	R2
Earnings per ordinary share	R2
Balance Sheet	R3
Statement of Cash Flows	R3
Notes to the Financial Statements	R4
Remuneration	R13

The “Shell” Transport and Trading Company, Public Limited Company:
Report of Registered Independent Public Accountants	S1
Financial Statements
Profit and Loss Account	S2
Earnings per Ordinary share	S2
Balance Sheet	S2
Statement of Total Recognised Gains and Losses	S3
Statement of Retained Profit	S3
Statement of Cash Flows	S3
Notes to the Financial Statements	S5
Remuneration Report	S14

Royal Dutch/ Shell Group of Companies:
Report of Registered Independent Public Accountants	G1
US GAAP Financial Statements
Statement of Income	G2
Statement of Comprehensive Income and Parent Companies’ interest in Group net assets	G2
Statement of Assets and Liabilities	G3
Statement of Cash Flows	G4
Notes to US GAAP Financial Statements	G5
Report of Registered Independent Public Accountants	G40
Netherlands GAAP Financial Statements
Statement of Income	G41
Statement of Comprehensive Income and Parent Companies’ interest in Group net assets	G41
Statement of Assets and Liabilities	G42
Notes to Netherlands GAAP Financial Statements	G43
Supplementary information – Oil and Gas (unaudited)
Reserves	G51
Standardised measure of discounted future cash flows	G64
Supplementary information – Derivatives and other Financial Instruments and Derivative Commodity Instruments	G66

(B) Exhibits	E1

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
8 Significant Group companies as at December 31, 2003+
23.1 Consent of KPMG Accountants N.V., The Hague	E2
23.2 Consent of PricewaterhouseCoopers LLP, London	E3
23.3 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E4
23.4 Consent of KPMG Accountants N.V., The Hague	E5
23.5 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E6
23.6 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.7 Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
99.1 Section 302 Certification of Royal Dutch	E9
99.2 Section 302 Certification of Royal Dutch	E10
99.3 Section 302 Certification of Shell Transport	E11
99.4 Section 302 Certification of Shell Transport	E12
99.5 Section 906 Certification of Royal Dutch	E13
99.6 Section 906 Certification of Shell Transport	E14

96 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

*	Schedules not included have been omitted because they are not applicable or not required. Alternatively, the required information is shown in the financial statements or notes thereto. Summarised financial information in aggregate for majority-owned subsidiaries not consolidated and 50% or less-owned persons, the investments in which are accounted for by the equity method, has been provided in the notes to the financial statements. Separate financial statements for any such individual majority-owned subsidiary not consolidated or 50% or less-owned person, the investments in which are accounted for by the equity method, have been omitted because none constitutes a “significant subsidiary”.

+	Filed as part of the Original Form 20-F.

Royal Dutch/Shell Group of Companies  97
20-F/A (Amendment No. 2) 2003

(This page is intentionally blank)

Royal Dutch Petroleum Company

Report of Registered Independent Public Accountants

To: Royal Dutch Petroleum Company

We have audited the Financial Statements of Royal Dutch Petroleum Company for the years 2003, 2002 and 2001 appearing on pages R2 to R12. The preparation of these Financial Statements is the responsibility of the Company’s Board of Management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

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

The report of the Registered independent public accountants on the 2003, 2002 and 2001 Financial Statements of the Royal Dutch/Shell Group of Companies, which form part of the Financial Statements of Royal Dutch Petroleum Company, appears on page G40.

As discussed in Note 2(a) on page R4 the Company has restated its Financial Statements for the two years ended December 31, 2002 and made certain changes in its accounting principles.

As discussed in Note 2(b) on page R5, the Company restated its Financial Statements for the three years ended December 31, 2003 to correct for the impact of the Second Reserves Restatement.

As discussed in Note 12 on pages R8 and R9, the Company has restated its Financial Statements for the two years ended December 31, 2002 to change its method of accounting for earnings per share.
Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 16 on page R11.

/s/ KPMG Accountants N.V.
---------------------------------------------------------------
KPMG Accountants N.V.,
The Hague — The Netherlands
Registered independent public accountants

May 22, 2004, except for Note 2(b) (Second Restatement of previously issued financial statements) and Note 18 (Subsequent events) which are as of March 3, 2005.

Royal Dutch Petroleum Company R 1
20-F/A (Amendment No. 2) 2003

Financial Statements

Profit and Loss Account			€ million

		2003	2002	2001
	Note	As restated	As restated	As restated

Share in the net income of companies of the Royal Dutch/Shell Group	4	6,411	6,076	6,897
less Administrative expenses		8	5	6

		6,403	6,071	6,891

Interest income		18	28	33

Profit before taxation		6,421	6,099	6,924

less Taxation	5	3	8	10

Profit after taxation		6,418	6,091	6,914

Statement of Appropriation of Profit			€ million

		2003	2002	2001
	Note	As restated	As restated	As restated

Profit after taxation		6,418	6,091	6,914
Taken from/(to) Statutory investment reserve	6	(3,543)	(2,759)	(749)
Undistributed profit at beginning of year		3,650	4,712	4,674
Final dividend distributed		(2,084)	(2,042)	(1,973)
(Repurchase)/cancellation of share capital		9	(847)	(2,654)
Unclaimed dividends forfeited		1	1	1

Available for distribution		4,451	5,156	6,213

less Interim dividend[a]		1,542	1,506	1,501

Undistributed profit at end of year[b]		2,909	3,650	4,712

Earnings per share			€

		2003	2002	2001
	Note	As restated	As restated	As restated

Basic earnings per ordinary share	12	3.15	2.96	3.30

Diluted earnings per ordinary share	12	3.15	2.96	3.30

a	Including 4% cumulative preference dividend for 2003 amounting to €26,880 on priority shares (2002: €26,880; 2001: €27,227).

b	Before second interim dividend of €2,125 million (proposed final dividend 2002: €2,084 million; 2001: €2,042 million). The Supervisory Board and the Board of Management propose to the General Meeting of Shareholders to be held on June 28, 2004 that it be resolved that the interim dividend made payable in September 2003 and the second interim dividend made payable in May 2004 will together constitute the total dividend for 2003.

R 2 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Financial Statements

Balance Sheet (before appropriation of profit, as restated)			€ million

		Dec 31,	Dec 31,
	Note	2003	2002

Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/ Shell Group	6	34,349	34,490
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/ Shell Group		2,449	2,982
Other receivables from companies of the Royal Dutch/ Shell Group		363	582
Other receivables	7	36	36
Cash and cash equivalents		8	7

		2,856	3,607

Current liabilities
Other liabilities	8	10	11

Current assets less current liabilities		2,846	3,596

Total assets less current liabilities		37,195	38,086

Shareholders’ equity
Paid-up capital	9
Ordinary shares		1,166	1,175
Priority shares		1	1

		1,167	1,176

Share premium reserve		1	1
Investment reserves	6
Statutory		22,707	23,052
Currency translation differences		486	(2,370)
Other		9,910	12,562

		33,103	33,244

Other statutory reserves	10	15	15
Undistributed profit		2,909	3,650

		37,195	38,086

Statement of Cash Flows			€ million

		2002	2001
	2003	As restated	As restated

Returns on investments and servicing of finance
Dividends received from Group companies	3,401	4,446	6,342
Interest received	18	32	30
Other	212	(587)	(5)

Net cash inflow/(outflow) from returns on investments and servicing of finance	3,631	3,891	6,367

Taxation
Tax (paid)/recovered	(4)	(8)	(14)
Financing
Repurchase of share capital, including expenses	–	(889)	(2,700)
Dividends paid	(3,626)	(3,536)	(3,459)

Increase/(decrease) in cash and cash equivalents	1	(542)	194

Cash at January 1	7	549	355

Cash at December 31	8	7	549

Royal Dutch Petroleum Company R 3
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

1 The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/Shell Group of Companies, is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/Shell Group of Companies.

The Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies as presented on pages G41 and G42 and the Notes thereto on pages G5 to G39, G43 to G50 from part of the Notes to the Annual Accounts.

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

2(a) First restatement of previously issued prior year financial statements and changes in accounting principles

With effect from 2003 the Group Financial Statements include separate financial information prepared under Netherlands GAAP. The accounting policies under Netherlands GAAP have been changed to correct inappropriate departures from Netherlands GAAP, in respect of inventory accounting and the amortisation of goodwill. In addition, errors in the depreciation, depletion and amortisation charges related to the restatement of reserves resulting from field reviews concluded in April 2004 (the First Reserves Restatement) have been adjusted with restatement of prior years (see Note 32(a) on page G43 of the Netherlands GAAP information of the Royal Dutch/ Shell Group of Companies). The accounting principles in the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies have also been revised at the election of the Group in respect of exploration costs and certain contracts for the sale and delivery of own natural gas production. The effect on the determination of the share of Royal Dutch in the net income of companies of the Royal Dutch/ Shell Group is disclosed in Note 32(a) to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies on pages G43 to G46.

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

The effect on profit after taxation and the Shareholders’ equity of Royal Dutch is as follows:

			€ million

			Shareholders’
	Profit after taxation		equity

			Dec 31,
	2002	2001	2002

As previously reported	6,004	7,282	36,446

First Reserves Restatement	(69)	(28)	(176)
Changes in accounting principles of the Royal Dutch/Shell Group of Companies
Valuation of inventories	324	(299)	537
Goodwill amortisation	(76)	—	(76)
Exploration costs	(39)	(9)	(99)
Valuation of certain gas contracts	(25)	—	(25)
Currency translation effect	(11)	1	(13)
Changes in accounting principles of Royal Dutch
Accounting for Shell Transport shares			(496)
Accounting for proposed dividend			2,084

As restated	6,108	6,947	38,182

R 4 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

2(b) Second Restatement of previously issued financial statements

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003 (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1.37 billion boe of oil and gas that were reported as at December 31, 2003 and further restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves.

Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65 for additional information regarding the First Reserves Restatement and the Second Reserves Restatement.

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and the First Reserves Restatement and in light of the report of Davis, Polk & Wardwell to the Group Audit Committee. See “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65.

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges in the Group Financial Statements in each of the years covered by the Second Financial Restatement. The effect of the Second Financial Restatement was to reduce the net income of the Company, in 2003 by €102 million (2002: €17 million; 2001: €33 million), and to reduce the previously reported Shareholder’s equity of the Company as at December 31, 2003 by €167 million (2002: €96 million).

3 Accounting principles

The Annual Accounts of Royal Dutch include the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies. These Annual Accounts have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands.

The Financial Statements of Royal Dutch are reported in euro, while the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies are reported in dollars. Notes 4, 6 and 12 to these Financial Statements contain currency translations of certain items presented in dollars in the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies into euro.

References are made to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies in these Notes to facilitate an understanding of the relationships between the Financial Statements of Royal Dutch and the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies, particularly as they relate to Royal Dutch’s 60% interest in net income and net assets of companies of the Royal Dutch/ Shell Group of Companies.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 4 and 6). Accounting principles used by the Group are given in Note 31 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on page G43.

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

4 Share in the net income of companies of the Royal Dutch/Shell Group

As shown in Note 36 to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies, net income of the Royal Dutch/Shell Group included in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group on pages G41 and G42. The Royal Dutch share in the net income of the Royal Dutch/Shell Group amounts to €6,411 million, the equivalent of $7,134 million (2002: €6,076 million, the equivalent of $5,722 million as restated). Net income has been translated into euros using the weighted average rate of exchange for the year.

The dividend for 2003 distributed and yet to be distributed by Group companies to Royal Dutch amounted to €2,868 million, the equivalent of $3,396 million (2002: €3,317 million, the equivalent of $3,261 million).

Royal Dutch Petroleum Company R 5
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

6 Investments and reserves

The 60% interest of Royal Dutch in Group net assets of €34,349 million (2002: €34,490 million) is equal to the interest attributable to Royal Dutch of $43,326 million (2002: $36,094 million) shown in Note 36 to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies.

Royal Dutch’s investments in the companies of the Royal Dutch/Shell Group are stated at an amount equal to its 60% share in Group net assets, translated into euros at the year-end rate of exchange. Movements during the year are translated at different rates of exchange. The resulting difference from movements in the dollar/euro rate is included in currency translation differences.

The difference of €33,103 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

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

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/losses on securities and on cash flow hedges and minimum pension liability adjustments and is translated at the year-end rate (see Note 36 to the Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies on pages G48 to G50).

R 6 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Movements in Investments and Investment reserves (as restated)

	$ million		€ million

				Investment reserves

	60% interest				Currency
	in Group	Exchange rate	Royal Dutch		translation
	net assets[a]	(€/$)	investments	Statutory	differences	Other	Total

Balance at December 31, 2001 (as previously reported)	33,696		38,431	25,485	(4,306)	16,006	37,185

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2001			(347)			(347)	(347)

	33,696	1.13	38,084	25,485	(4,306)	15,659	36,838

Cumulative Restatement December 31, 2001[a]	(11)	1.13	(13)	(19)	7	(1)	(13)

Balance at December 31, 2001	33,685	1.13	38,071	25,466	(4,299)	15,658	36,825

Movements during the year 2002
Share in the net income of Group companies	5,722	1.06	6,076
Distribution to Royal Dutch	(3,261)	1.02	(3,317)

Undistributed net income of Group companies	2,461	1.12	2,759	2,759			2,759
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(507)	1.06	(538)			(538)	(538)
Other comprehensive income, net of tax	455	0.96	434	(831)	1,265		434
Translation effect arising from movements in dollar/euro rate			(6,236)	(4,342)	664	(2,558)	(6,236)

Share of Group net assets at December 31, 2002	36,094	0.96	34,490	23,052	(2,370)	12,562	33,244

Add: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			496			496	496

Balance at December 31, 2002			34,986	23,052	(2,370)	13,058	33,740

Deduct: 60% of the book value of Shell Transport shares held by Group companies at December 31, 2002			(496)			(496)	(496)

Balance at January 1, 2003	36,094	0.96	34,490	23,052	(2,370)	12,562	33,244

Cumulative effect of change in accounting for asset retirement obligations[b]	153	0.96	146	146			146

	36,247	0.96	34,636	23,198	(2,370)	12,562	33,390

Movements during the year 2003
Share in the net income of Group companies	7,134	0.90	6,411
Distribution to Royal Dutch	(3,396)	0.84	(2,868)

Undistributed net income of Group companies	3,738	0.95	3,543	3,543			3,543
Loss on sale of Parent Companies’ shares	(1)	0.95	(1)	(1)			(1)
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(378)	0.89	(335)			(335)	(335)
Other comprehensive income, net of tax	3,720	0.79	2,951	499	2,452		2,951
Translation effect arising from movements in dollar/euro rate			(6,445)	(4,532)	404	(2,317)	(6,445)

Balance at December 31, 2003	43,326	0.79	34,349	22,707	486	9,910	33,103

a	See net assets and net income in Notes 32(a) and 32(b) to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies. See Note 36 of the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies for the determination of Royal Dutch’s 60% interest in Group net assets and movements therein, including movements resulting from Group net income and distributions to the Parent Companies.

b	This relates to a change in Group accounting policies in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003. Prior periods have not been restated due to the absence of comparative data for 2002 and 2001, respectively.

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

Royal Dutch Petroleum Company R 7
20-F/A (Amendment No. 2) 2003

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

R 8 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Quantitative information concerning the effect of the above restatement and changes in accounting principles is set forth in the table below and additional information regarding the nature of these items is contained in Notes 2(a) and 2(b).

		€

	2002	2001

Basic earnings per ordinary share (as previously reported)	2.87	3.44
Adjustments
Correction number of weighted shares	0.05	0.03
First Reserves Restatement	(0.03)	(0.01)
Valuation of inventories	0.16	(0.14)
Amortisation of goodwill	(0.04)	–
Exploration costs	(0.02)	–
Valuation of certain gas contracts	(0.01)	–
Currency translation effect	(0.01)	–

Basic earnings per ordinary share (as previously restated)	2.97	3.32

Diluted earnings per ordinary share (as previously restated)	2.97	3.32

Adjustments
Second Reserves Restatement	(0.02)	(0.02)
Currency translation effect	0.01	–

Basic earnings per share (as restated)	2.96	3.30

Diluted earnings per share (as restated)	2.96	3.30

€

2003

Basic earnings per ordinary share (as previously reported)	3.20

Diluted earnings per ordinary share (as previously reported)	3.20

Adjustments
Second Reserves Restatement	(0.05)
Currency translation effect	—

Basic earnings per share (as restated)	3.15

Diluted earnings per share (as restated)	3.15

Royal Dutch Petroleum Company R 9
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Royal Dutch’s 60% interest in line items as derived from the

Netherlands GAAP Financial Statements (as restated)

	€ million	$ million

Balance Sheet
2003:
Current assets	20,745	26,167
Non current assets	58,778	74,139
Current liabilities	(25,888)	(32,654)
Non current liabilities	(17,662)	(22,277)
Minority interests in Group companies (60% of Group amount on page G45 translated at year end rate on page R7)	(1,624)	(2,049)

Royal Dutch share of Group net assets (see pages R7-euro & G49-dollar)	34,349	43,326
Other assets and liabilities of Royal Dutch	2,846

Net Assets	37,195

2002:
Current assets	23,883	24,993
Non current assets	65,607	68,657
Current liabilities	(31,650)	(33,121)
Non current liabilities	(21,304)	(22,294)
Minority interests in Group companies (60% of Group amount on page G45 translated at year end rate on page R7)	(2,046)	(2,141)

Royal Dutch share of Group net assets (see page R7 – euro & G49-dollar)	34,490	36,094
Other assets and liabilities of Royal Dutch	3,596

Net Assets	38,086

Profit and Loss account
2003:
Sales proceeds (Revenue)	145,044	161,335
Operating profit	11,507	12,800
Net income for the year	6,411	7,134
Distribution for the year	2,868	3,396

2002:
Sales proceeds (Revenue)	141,358	133,661
Operating profit	11,474	10,849
Net income for the year	6,076	5,722
Distribution for the year	3,317	3,261

2001:
Sales proceeds (Revenue)	112,106	100,459
Operating profit	12,782	11,455
Net income for the year	6,897	6,180
Distribution for the year	6,148	5,498

13 List of companies of the Royal Dutch/ Shell Group

A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, has been deposited at the office of the Commercial Register in The Hague.

14 Remuneration of members of the Supervisory Board and Managing Directors

For the amounts borne in 2003 by Royal Dutch and by the Royal Dutch/ Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables on pages R19 and R20.

For the amounts borne in 2003 by Royal Dutch and by companies of the Royal Dutch/Shell Group in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table on page R22. This table also includes amounts borne by companies of the Royal Dutch/Shell Group in respect of remuneration for two members of the Supervisory Board who served simultaneously as Directors of these companies.

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

R 10 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

16 Reconciliation between Netherlands GAAP and US GAAP (as restated)							€ million

	Basic earnings per ordinary share			Net income			Net assets

							Dec 31,	Dec 31,
	2003	2002	2001	2003	2002	2001	2003	2002

In accordance with Netherlands GAAP	3.15	2.96	3.30	6,418	6,091	6,914	37,195	38,086
Adjustments for US GAAP:
Amortisation of goodwill	0.04	0.04	–	90	76	–	137	69
Asset retirement obligations	0.07	–	–	141	–	–	–	–

In accordance with US GAAP	3.26	3.00	3.30	6,649	6,167	6,914	37,332	38,155

less: Interest income less expenses and tax				(7)	(15)	(17)
less: Current assets less current liabilities				—	—	—	(2,846)	(3,596)

Share in net income and net assets in companies
of the Royal Dutch/ Shell Group (US GAAP)				6,642	6,152	6,897	34,486	34,559

Exchange rate (euro/$)				0.90	1.06	1.12	0.79	0.96

							$ million

Share in net income and net assets in companies
of the Royal Dutch/Shell Group (see Note 29 on page G37)				7,387	5,794	6,180	43,498	36,166

The table above reconciles Royal Dutch’s net income and net assets under Netherlands GAAP to US GAAP. In addition, the table shows the adjustments necessary to reconcile Royal Dutch’s net income and net assets under US GAAP to its 60% share of Group net income and net assets (as shown in Note 29 to the Group Financial Statements). These adjustments consist of the elimination of Parent Company net assets and net income, which are not included in the net assets or net income of the Royal Dutch/Shell Group of Companies, and currency translation.

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

In addition, under US GAAP, a change in accounting for asset retirement obligations in 2003, as described on page G43, has been accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP has been reported as an adjustment to the opening balance of net assets and, due to the absence of comparative date, net income for prior years has not been restated.

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

Royal Dutch Petroleum Company R 11
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

not believe their resolution will have a material impact on the Royal Dutch’s financial condition although they could have a significant effect on periodic results.

18 Subsequent events

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

Priority Shares

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

R 12 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

The Chairman of the committee is currently Aarnout Loudon. Of the Royal Dutch members of the committee only Henny de Ruiter is not an independent member of the Royal Dutch Supervisory Board, as he serves as a Director of the Group Holding Companies. He will retire from the Supervisory Board of Royal Dutch and as such from REMCO on June 30, 2004. The Shell Transport members of the committee are currently all independent non-executive Directors. Biographical details of the REMCO members are shown on page 80 and 91.

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

Royal Dutch Petroleum Company R 13
20-F/A (Amendment No. 2) 2003

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

1	This plan was approved by the General Meetings of Shareholders of both Royal Dutch and Shell Transport in April 2003 (see Remuneration policy – Long-Term Incentive Plan (LTIP) on page R16 for information on the plan).

R 14 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Base pay

The purpose of base pay is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director. Base pay levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Appropriate market levels are established by benchmarking against three comparator groups. The major integrated oil companies serve as the Group’s industry peers. The AEX101 and FTSE202 are used as the Group’s home markets peers. Details of these groups can be found in the industry peer group table and in the home markets peer group table on page R17.

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

As part of the annual Group business planning process, challenging financial, operational and sustainable development targets are set to form a Group Scorecard. Performance during the year is then measured against this Scorecard and annual bonus awards are made on this basis. The financial objectives relate to Total Shareholder Return (TSR3) relative to other major integrated oil companies (see the industry peer group table on page R17), and to Return on Average Capital Employed (ROACE). The operational objectives relate to portfolio value growth with key targets for each business. The sustainable development objectives focus on people, health, safety, environment and reputation. The 2003 Scorecard weightings are 60% for financial objectives, each factor equally weighted, 20% for operational objectives and 20% for sustainable development objectives. The same approach has been adopted for 2004.

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

Royal Dutch Petroleum Company R 15
20-F/A (Amendment No. 2) 2003

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

Stock options granted to Group Managing Directors in 2003 and beyond are 100% performance-linked. The current financial performance criteria are TSR and ROACE; these will be calculated as the average result of the three financial years prior to grant. TSR is measured against the other major integrated oil companies (see the industry peer group table on page R17). These financial targets have been chosen as they represent a balanced test of the Group’s long-term external performance and internal operating efficiency. These same performance criteria will be used in 2004. At the end of the financial year, the three-year results on the performance criteria will be translated into an overall performance rating, which can range anywhere between zero and two. The levels of the stock option grants are based on this rating multiplied by the target grant level. Target grant levels will reflect competitive market practice.

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

The performance targets are linked to relative TSR over the three-year performance period. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders. TSR is measured relative to two separate groups of comparator companies, as REMCO considers that it is appropriate to test performance against both major home markets and industry competitors. The first comparator group consists of the AEX10 together with the FTSE20. The second comparator group consists of the five major integrated oil companies. (See the peer group tables on R17.) Half of each conditional award will be tested against the first group and half against the second group.

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

R 16 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Royal Dutch Petroleum Company R 17
20-F/A (Amendment No. 2) 2003

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

Shareholdings

A shareholding policy is currently under consideration. This would require Group Managing Directors to build up shareholdings in the Company for as long as they remain in office. Details of Managing Directors’ shareholdings can be found under Share Ownership on page 81. Details of Managing Directors’ options can be found in the Stock options table on page R19.

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

Stock options

For the grant of stock options in March 2003 REMCO took into account TSR and ROACE based on three-year averages of 2000, 2001 and 2002. This resulted in a grant based on a performance rating of 0.94 (see Remuneration policy – Stock options on page R16 for further information on the rating).

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

1	The information in the tables on pages R19 to R20 has been subjected to audit, except for the Expected value columns in the Stock options table and in the Long-Term Incentive Plan table on pages R19 and R20, which are unaudited.

R 18 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Remuneration

Emoluments of Managing Directors in office during 2003						€

		Annual		Other
	Salaries	bonus[a]		benefits[b]		Total

Jeroen van der Veer
2003	1,120,000	0		11,502		1,131,502
2002	1,013,729	1,230,500	[c]	4,768		2,248,997
2001	923,929	619,450	[c]	4,620		1,547,999	[d]

Malcolm Brinded
2003	800,000	0		23,707		823,707
2002[e]	372,500	428,375	[c]	2,210	[f]	803,085

Rob Routs
2003[g]	405,000	0		55,612		460,612

Walter van de Vijver
2003	842,500	0		26,060		868,560
2002	735,095	902,750		18,091	[h]	1,655,936
2001[i]	342,536	221,330		2,162		566,028

a	The annual bonus is included in the related performance year and not in the following year in which it is paid.

b	Includes social security premiums paid by the employer, employer’s contribution to the health insurance plan, where applicable school fees, and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

c	Of which one-third was deferred under the Deferred Bonus Plan.

d	The total for 2001 as stated in the Annual Report and Accounts 2002 was €1,841,439 and included an amount for realised share option gains upon exercise of €293,440. In 2002, there were no realised share option gains upon exercise. From 2003 these gains will be shown in the Stock options table. The total for 2001, as reported here, has been restated to reflect this change.

e	Malcolm Brinded was appointed a Managing Director with effect from July 1, 2002, therefore, where appropriate, the 2002 emoluments are prorated.

f	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

g	Rob Routs was appointed a Managing Director with effect from July 1, 2003, therefore, where appropriate, the 2003 emoluments are prorated.

h	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.

i	Walter van de Vijver was appointed a Managing Director with effect from July 1, 2001, therefore, where appropriate, the 2001 emoluments are prorated.

Stock options

Options Royal Dutch

	Number of options

				Exercised					Expected		Realised
				(cancelled/					value of	Realisable	gains on
		Granted		lapsed)					the 2003	gains as at	stock
	At Jan 1,	during		during	At Dec 31,	Exercise	Exercisable	Expiry	stock options	Dec 31,	options
	2003	the year		the year	2003	price[a]	from date	date	grant[b]	2003[c]	exercised
						€			€	€

Jeroen van der Veer	40,850	–		–	40,850	41.16	22.12.01	21.12.08	–	26,144	–
	45,000	–		(11,250)	33,750	59.54	23.03.03	22.03.10	–	0	–
	80,000	–		–	80,000	62.60	26.03.04	25.03.11	–	–	–
	105,000	–		–	105,000	62.10	21.03.05	20.03.12	–	–	–
	–	150,000		–	150,000	36.81	19.03.06	18.03.13	1,214,730	–	–

Malcolm Brinded	50,000	–		–	50,000	62.10	21.03.05	20.03.12	–	–	–
	–	115,000		–	115,000	36.81	19.03.06	18.03.13	931,293	–	–

Rob Routs	20,000	–		–	20,000	41.16	22.12.01	21.12.08	–	12,800	–
	18,000	–		–	18,000	59.54	23.03.03	22.03.10	–	0	–
	50,000	–		–	50,000	62.10	21.03.05	20.03.12	–	–	–
	–	49,400		–	49,400	36.81	19.03.06	18.03.13	400,051	–	–
	–	50,066	[d]	–	50,066	40.95	19.08.06	18.08.13	451,045	–	–

Walter van de Vijver	10,000	–		–	10,000	48.92	11.12.00	10.12.07	–	0	–
	20,000	–		–	20,000	41.16	22.12.01	21.12.08	–	12,800	–
	32,000	–		(8,000)	24,000	59.54	23.03.03	22.03.10	–	0	–
	10,000	–		(2,500)	7,500	68.73	23.08.03	22.08.10	–	0	–
	40,000	–		–	40,000	62.60	26.03.04	25.03.11	–	–	–
	75,000	–		–	75,000	62.10	21.03.05	20.03.12	–	–	–
	–	115,000		–	115,000	36.81	19.03.06	18.03.13	931,293	–	–

Maarten van den Bergh[e]	37,950	–		–	37,950	41.16	22.12.01	29.06.05	–	24,288	–

Options Shell Transport						£				£

Malcolm Brinded	37,500	–		–	37,500	4.39	11.12.00	10.12.07	–	0	–
	139,200	–		–	139,200	3.63	22.12.01	21.12.08	–	73,080	–
	245,000	–		(61,250)	183,750	5.05	23.03.03	22.03.10	–	0	–
	14,000	–		–	14,000	5.63	13.11.03	12.11.10	–	0	–
	278,200	–		–	278,200	5.52	26.03.04	25.03.11	–	–	–

a	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (no discount).

b	The expected values of the 2003 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

c	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Royal Dutch or Shell Transport shares, respectively, at December 31, 2003, and multiplied by the number of shares under option at December 31, 2003. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Royal Dutch or Shell Transport shares at the time of exercise.

Royal Dutch Petroleum Company R 19
20-F/A (Amendment No. 2) 2003

Remuneration

d	In 2003, 259 active employees who received Texaco Stock Appreciation Rights (SARs) while employed by the former alliance with Texaco in the USA, were offered a three-for-two replacement of Texaco SARs with Royal Dutch stock options. As a result of his previous employment with the alliance Rob Routs held 33,337 Texaco SARs which were replaced by 50,066 Royal Dutch stock options under the Group Stock Options Plan in August 2003. The exercise price of these options was the average share price over a period of five trading days prior to and including the day on which the options were granted. The options will vest three years after grant and remain exercisable until 10 years after grant.

e	Maarten van den Bergh holds share options relating to his former service with the Group.

Long-Term Incentive Plan (LTIP)

		Performance shares					Expected value
		conditionally		Market price at	Start of	End of	of the 2003
	At Jan 1,	awarded during	At Dec 31,	date of	performance	performance	performance
	2003	the year	2003	award[a]	period	period	shares award[b]
				€			€

Jeroen van der Veer	–	57,142	57,142	40.95	01.01.03	31.12.05	1,006,185

Malcolm Brinded	–	41,758	41,758	40.95	01.01.03	31.12.05	735,296

Rob Routs	–	39,560	39,560	40.95	01.01.03	31.12.05	696,592

Walter van de Vijver	–	43,956	43,956	40.95	01.01.03	31.12.05	773,999

a	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares are determined in accordance with the Plan rules.

b	The expected values of the 2003 conditional performance shares awards have been calculated on the basis of a standard valuation approach provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value based on this approach is equal to 43% of the face value of the award. The end of the performance period is not until December 31, 2005, however, if the agreed performance criteria were to be applied at December 31, 2003, none of the shares would qualify for release.

Deferred Bonus Plan

	Number of deferred					Total number of
	bonus and	Deferred	Market price		Average market	deferred bonus and
	dividend shares	bonus shares	of deferred	Dividend	price of dividend	dividend shares
	under award as at	awarded	bonus shares	shares accrued	shares paid	under award as at
	January 1, 2003	during the year[a]	at award[b]	during the year[c]	during the year[d]	December 31, 2003
			€		€

Jeroen van der Veer
2003 award	–	11,188	36.66	507	39.04	11,695
2002 award	3,549	–	60.09	161	39.04	3,710

Malcolm Brinded
2003 award	–	6,426	36.66	292	39.04	6,718

Awards made in 2002 and 2003 refer to the portion of the annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends.

a	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Managing Directors table on page R19.

b	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

c	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded.

d	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: €37.60 and €40.47, respectively.

Pensions

			Increase		Accumulated		Pension		Pension
		Years of	in accrued		annual		premium 2003		premium 2002
		Group	pension		pension as at		paid by		paid by
	Age as at	service as at	during 2003		Dec 31, 2003		employer		employer
	Dec 31, 2003	Dec 31, 2003	€ thousand		€ thousand		€ thousand		€ thousand

Jeroen van der Veer	56	32	76		675		171		0

Malcolm Brinded	50	29	54	[a]	472	[b]	622	[c]	37

Rob Routs[d]	57	25	8		452		81		–

Walter van de Vijver	48	24	61		375		129		0

a	Includes an accrued pension increase and the movement in the exchange rate between sterling and the euro over the period disclosed; sterling converted to euro at the average quarterly rate of exchange.

b	Sterling converted to euro against year-end rate of exchange.

c	As a result of the 2002 valuation of the SOCPF fund the Actuary requested that an additional one-time company contribution to the fund be paid. The amount stated comprises the basic pension increase and a prorated amount relating to this additional employer contribution. Sterling converted to euro at the average quarterly rate of exchange.

d	As from July 1, 2003. REMCO considered it important to apply the policy of treating Dutch Managing Directors of Royal Dutch in a cohesive and consistent manner, which implied participation in the Dutch pension plan. Rob Routs accrued the majority of his pension rights during his previous employment with Shell Canada. Taking into account his retirement during 2007, it has been decided to provide the same pension entitlements that he would have received had he remained in the Canadian plan. A transfer of his accrued Canadian rights to the Stichting Shell Pensioenfonds required a net additional cash funding by the Group of €3,074 thousand (partly to offset Canadian tax withholdings of 25%), resulting in five additional years of service. This was the most cost-effective resolution within the various relevant national legal and tax regimes.

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

R 20 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

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

Royal Dutch Petroleum Company R 21
20-F/A (Amendment No. 2) 2003

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

R 22 Royal Dutch Petroleum Company
20-F/A (Amendment No. 2) 2003

Remuneration

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

Group Long-Term Incentive Plan (LTIP)

Shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. Details of the plan can be found on page R16.

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

Royal Dutch Petroleum Company R 23
20-F/A (Amendment No. 2) 2003

(This page is intentionally blank)

The “Shell” Transport and Trading Company, Public Limited Company

Report of Registered Independent Public Accountants

To: The Board of Directors and Shareholders of The “ Shell ” Transport and Trading Company, Public Limited Company

We have audited the Financial Statements of The “ Shell ” Transport and Trading Company, Public Limited Company for the years 2003, 2002 and 2001 appearing on pages S2 to S13. The preparation of the Financial Statements is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on those Financial Statements based on our audits.

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

As discussed in Note 2(c) on page S6, the Company restated its Financial Statements for the three years ended December 31, 2003 to correct for the impact of the Second Reserves Restatement.

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

/s/ PricewaterhouseCoopers LLP
---------------------------------------------------------------
PricewaterhouseCoopers LLP,
London — United Kingdom
Registered Independent public accountants

May 23, 2004, except for Note 2(c) (Second Restatement of previously issued financial statements), Note 12 (Reconciliation between US GAAP and UK GAAP (as restated)) and Note 14 (Subsequent events) which are as of March 3, 2005.

The “ Shell ” Transport and Trading Company, p.l.c. S 1
20-F/A (Amendment No. 2) 2003

Financial Statements

Profit and Loss Account	£ million

	Note	2003	2002	2001

Income from shares in companies of the Royal Dutch/Shell Group	3	1,361.5	1,403.2	2,545.6
Interest and other income		5.6	5.4	5.8

		1,367.1	1,408.6	2,551.4
Administrative expenses		4.4	4.2	3.4

Profit on ordinary activities before taxation		1,362.7	1,404.4	2,548.0
Tax on profit on ordinary activities	4	0.3	0.4	0.7

Distributable profit for the year		1,362.4	1,404.0	2,547.3

		As	As	As
		restated	restated	restated

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Share of earnings retained by companies of the Royal Dutch/Shell Group	2,6	1,576.7	1,140.7	316.2
Earnings for the year attributable to shareholders		2,939.1	2,544.7	2,863.5

Aggregate dividends paid and proposed		1,523.1	1,475.0	1,440.6

All results relate to continuing operations.

Earnings per 25p Ordinary share[a]				pence
		2003	2002	2001
		As	As	As
		restated	restated	restated

Distributable profit for the year	5	14.3	14.6	26.1

Distributable profit for the year		14.3	14.6	26.1
Share of earnings retained by companies of the Royal Dutch/Shell Group	3	16.5	11.9	3.2
Earnings for the year attributable to shareholders		30.8	26.5	29.3

a	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies.

Balance Sheet	£ million

		Dec 31,
		2003	Dec 31,
		As	2002
	Note	restated	As restated

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	6	16,200.6	14,959.0
Current assets
Debtors:
Dividends receivable from companies of the Royal Dutch/Shell Group		1,140.3	1,263.7
Other debtors		0.1	0.1

		1,140.4	1,263.8
Cash at bank:
Short-term deposits		86.8	89.9
Cash		0.3	0.4

		1,227.5	1,354.1

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/ Shell Group		0.8	1.1
Corporation tax		0.2	0.2
Unclaimed dividends		10.2	9.5
Other creditors and accruals		2.2	2.3
Preference dividends accrued		0.3	0.3
Ordinary dividend proposed		932.9	899.1

		946.6	912.5

Net current assets		280.9	441.6

Total assets less current liabilities		16,481.5	15,400.6

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	7	2,416.9	2,416.9
Capital redemption reserve	8	69.0	69.0
Revaluation reserve	6	13,700.9	12,459.3
Profit and Loss Account		282.7	443.4

		16,469.5	15,388.6

Non-equity interests
Called-up share capital:	7
First Preference shares		2.0	2.0
Second Preference shares		10.0	10.0

		12.0	12.0

Shareholders’ funds	9	16,481.5	15,400.6

Lord Oxburgh

Chairman
March 3, 2005

S 2 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Financial Statements

Statement of Total Recognised Gains and Losses (as restated)				£ million

	Note	2003	2002	2001

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group	6	1,241.6	(529.1)	68.3

Total recognised gains and losses relating to the year		2,604.0	874.9	2,615.6
Prior year adjustment	2	(673.3)	–	–

Total recognised gains and losses since last annual report		1,930.7	874.9	2,615.6

Statement of Retained Profit				£ million

		2003	2002	2001

Distributable profit for the year		1,362.4	1,404.0	2,547.3
Distributable retained profit at beginning of year		443.4	884.0	876.3

		1,805.8	2,288.0	3,423.6
Dividends on non-equity shares:	7
First Preference shares		0.1	0.1	0.1
Second Preference shares		0.7	0.7	0.7

		0.8	0.8	0.8

		1,805.0	2,287.2	3,422.8

Dividends on equity shares:	7
25p Ordinary shares
Interim of 6.10p in 2003, 5.95p in 2002 and 5.85p in 2001		589.7	578.0	574.4
Second interim of 9.65p in 2003, final of 9.30p in 2002 and 8.95p in 2001		932.9	899.1	872.5
Reduction due to share buyback and unclaimed dividends		(0.3)	(2.9)	(7.1)

		1,522.3	1,474.2	1,439.8

Share repurchase including expenses		–	369.6	1,099.0

Distributable retained profit at end of year		282.7	443.4	884.0

Statement of Cash Flows	£ million

	2003	2002	2001

Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/Shell Group	1,484.9	1,838.8	2,586.9
Interest received	5.6	5.6	5.5
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(3.8)	(3.7)	(2.6)

Net cash inflow from returns on investments and servicing of finance	1,485.9	1,839.9	2,589.0

Taxation
Tax paid	(0.3)	(0.6)	(0.5)
Equity dividends paid
Ordinary shares	(1,488.5)	(1,447.6)	(1,452.3)
Management of liquid resources (short-term deposits)
Net cash inflow/(outflow) from management of liquid resources	3.1	(22.4)	(38.0)
Financing
Repurchase of share capital, including expenses	–	(369.6)	(1,099.0)
Net (decrease)/increase in amounts due to companies of the Royal Dutch/Shell Group	(0.3)	0.1	0.5

Increase/(Decrease) in cash	(0.1)	(0.2)	(0.3)
Cash at January 1	0.4	0.6	0.9

Cash at December 31	0.3	0.4	0.6

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
20-F/A (Amendment No. 2) 2003

Financial Statements

At December 31, 2003 the Company had £86.8 million (2002: £89.9 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 3.4% (2002: 4.4%). The carrying amount and fair value of these deposits are the same.

S 4 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

2(a) Accounting policies and convention

The Financial Statements on pages S2 to S13 herein have been prepared in accordance with the United Kingdom Companies Act 1985 and with applicable United Kingdom accounting standards. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/ Shell Group (see Note 6). The disclosures described in Note 3 have been derived from the Group Financial Statements.

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

The Financial Statements of Shell Transport are reported in pounds sterling, while the separate Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies are reported in dollars. Notes 3, 6 and 12 to these Financial Statements contain currency translation of certain items presented in dollars in the separate Netherlands GAAP Financial Statements of the Royal Dutch/Shell Group of Companies into pounds sterling.

References are made to the separate Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies in these Notes to facilitate an understanding of the relationships between the Financial Statements of Shell Transport and the separate Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies, particularly as they relate to Shell Transport’s 40% interest in net income and net assets of companies of the Royal Dutch/ Shell Group of Companies.

2(b) First Restatement of previously issued prior year financial statements

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

These are changes in accounting policy, and prior period amounts have been restated accordingly. The Group Financial Statements also include a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves resulting from field reviews concluded in April 2004 (the First Reserves Restatement). The effect of the First Reserves Restatement is not significant to the Directors’ valuation of the Company’s investments in Group companies and has been treated as a prior period adjustment so that the impact can be separately identified. The restatements referred to in this paragraph are collectively referred to as the First Restatement.

The “ Shell ” Transport and Trading Company, p.l.c. S 5
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

2(c) Second Restatement of previously issued financial statements

The restatement of the Group’s Financial Statements (the Second Financial Restatement) following the restatement of unaudited oil and gas reserves disclosure contained in the supplementary information accompanying the Group Financial Statements (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserve Restatement) as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review) includes a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves. Refer to Note 32(b) of the Group Financial Statements on G46 and G47.

The effect of the Second Financial Restatement was to reduce the Company’s earnings for the year attributable to shareholders in 2003 by £35.5 million (2002: £15.6 million; 2001: £13.5 million), and to reduce the previously reported net assets of the Company as at December 31, 2003 by £78.6 million (2002: £41.8 million). There was no impact on the Profit and Loss Account of the Company (2002: nil, 2001: nil). The effect of the Second Reserves Restatement is not significant to the Directors’ valuation of the Company’s investment in Group companies and has been treated as a prior year adjustment so that the impact can be separately identified.

2(d) Effect of First Restatement and Second Restatement

The effect of the changes noted in Notes 2(b) and 2(c) on the Company’s investments, including the effect on the Company’s 2003 Financial Statements, is as follows:

	£ million

	2003	2002	2001

Investments as previously stated	16,279.2	15,632.3	16,032.2
Reduction to exclude Parent Companies’ shares held by Group companies	—	(695.6)	(538.7)
Impact of changes in the presentation of the Group Financial Statements:
Effect of changes in accounting policies under Netherlands GAAP	—	132.8	68.9
Oil and gas reserves related adjustments:
First Reserves Restatement	—	(68.7)	(46.4)
Second Reserves Restatement	(78.6)	(41.8)	(27.9)

	(78.6)	(673.3)	(544.1)

Restated investments	16,200.6	14,959.0	15,488.1

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

	£ million

	2003	2002
	As restated	As restated[a]

Fixed assets	25,646.6	26,631.8
Current assets including other long-term assets	11,861.3	12,182.2
Current liabilities	12,210.7	13,727.6
Long-term liabilities	3,400.1	3,994.2
Provisions	4,930.3	5,245.9

		£ million

	2003	2002	2001
	As restated	As restated[a]	As restated[a]

Sales proceeds	66,441.5	59,428.2	46,515.6
Sales taxes, excise duties and similar levies	16,595.8	14,983.8	11,687.9

Net proceeds	49,845.7	44,444.4	34,827.7

Operating profit after net currency gains/losses	5,216.4	4,817.6	5,295.5
Interest and other income	487.5	202.2	294.2
Interest expense	341.2	363.9	314.8

Income before taxation	5,362.7	4,655.9	5,274.9
Taxation	2,334.0	2,065.3	2,322.6
Minority interests	90.5	46.7	90.5

Net income for the year	2,938.2	2,543.9	2,861.8

S 6 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

$ million

Net income for the year[b]	4,757	3,814	4,121

a	Restated to exclude Parent Companies’ shares from fixed assets and reflect information presented under Netherlands GAAP.

b	Refer to Note 36 in the Group Financial Statements.

This supplementary information has been calculated in conformity with the accounting policies of the Group Financial Statements set out in Note 3 to those financial statements and as adjusted in Note 31. These policies differ in certain respects from accounting principles generally accepted in the UK. If this supplementary information was presented in conformity with accounting principles generally accepted in the UK, the impact on net assets at December 31, 2003 would not be significant, although current assets including other long-term assets would increase by approximately £0.4 billion (2002: £0.3 billion), fixed assets would decrease by approximately £0.8 billion (2002: £0.8 billion), long-term liabilities would decrease by approximately £0.2 billion (2002: £0.1 billion) and provisions would decrease by approximately £0.6 billion (2002: £0.9 billion). The impact on net income for the year is not significant. Shell Transport’s distributions from Group companies were as follows:

		£ million

	2003	2002	2001

Distributions from Group companies	1,361.5	1,403.2	2,545.6

$ million

Distributions from Group companies[a]	2,264	2,174	3,665

a	Refer to Note 36 in the Group Financial Statements.

4 Tax on profit on ordinary activities

		£ million

	2003	2002	2001

Corporation tax at 30% (2002 and 2001: 30%) in respect of interest income less administrative expenses	0.3	0.4	0.7

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

The “ Shell ” Transport and Trading Company, p.l.c. S 7
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

redenomination of the nominal value of its share capital in euro. No change occurred as a result of these changes in the level of interest of Shell Transport in Shell Petroleum N.V., which continues to be 40%.

The Shell Petroleum Company Limited and Shell Petroleum N.V. own, directly or indirectly, the investments representing the total Group interest in the other companies which, with them, comprise the Group.

From 2003, 40% of the carrying amount of Parent Companies’ shares held by Group companies are excluded from the valuation of the investments in Group companies.

The 40% interest in Group net assets of £16,200.6 million (2002: £14,959.0 million) is equal to the interest attributable to Shell Transport of $28,884 million (2002: $24,062 million) shown in Note 36 to the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies.

Movements in Investments and Revaluation reserves

The Directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

	$ million		£ million

			Shell
	40% interest in		Transport	Revaluation
	Group net	Exchange rate	investments	reserve
	assets[a,d]	($/£)	As restated	As restated

Balance at January 1, 2002	22,457	0.69	15,488.1	12,988.4
Movements during the year 2002:
Share in the net income of Group companies	3,814	0.67	2,543.9	2,543.9
Distribution to Shell Transport	(2,174)	0.65	(1,403.2)	(1,403.2)

Undistributed net income of Group companies	1,640	0.69	1,140.7	1,140.7
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(337)	0.70	(234.9)	(234.9)
Other comprehensive income[b]	302	0.62	188.3	188.3
Translation effect arising from movements in the dollar/ sterling rate			(1,623.2)	(1,623.2)

Balance at December 31, 2002	24,062	0.62	14,959.0	12,459.3
Cumulative effect of change in accounting policy[c]	102	0.56	57.2	57.2

Balance at January 1, 2003	24,164		15,016.2	12,516.5
Movements during the year 2003:
Share in the net income of Group companies	4,757	0.62	2,938.2	2,938.2
Distribution to Shell Transport	(2,264)	0.60	(1,361.5)	(1,361.5)

Undistributed net income of Group companies	2,493	0.63	1,576.7	1,576.7
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(253)	0.62	(156.0)	(156.0)
Other comprehensive income[b]	2,480	0.60	1,498.7	1,498.7
Translation effect arising from movements in the dollar/ sterling rate			(1,735.0)	(1,735.0)

Balance at December 31, 2003	28,884	0.56	16,200.6	13,700.9

See Note 36 of the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies for the determination of Shell Transport’s 40% interest in Group net assets and movements therein, including movements resulting from Group net income and distributions to the Parent Companies.

$ million

	2003	2002	2001
	As restated	As restated	As restated

Shell Transport’s 40% interest in Group net assets at December 31	28,884	24,062	22,457

S 8 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

£ million

	2003	2002	2001
	As restated	As restated	As restated

Shell Transport’s investment in Group companies comprise:
Cost of investment	178.4	178.4	178.4
Shell Transport’s share of:
Retained earnings of Group companies	18,356.9	16,723.0	15,582.3
Parent Companies’ shares held, net of dividends received	(892.4)	(736.4)	(501.5)
Cumulative other comprehensive income[b]	(81.0)	(1,579.7)	(1,768.0)
Currency translation differences	(1,361.3)	373.7	1,996.9

	16,200.6	14,959.0	15,488.1

£/$ exchange rate at December 31	0.56	0.62	0.69

a	The Group Financial Statements have been restated (see Notes 2(a) and (b) to the Group Financial Statements and pages G5 to G9).

b	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

c	This relates to a change in Group accounting policy in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003 in the Netherlands GAAP Group Financial Statements.

d	See Note 32 to the Netherlands GAAP Financial Statements.

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

The “ Shell ” Transport and Trading Company, p.l.c. S 9
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

9 Reconciliation of movements in Shareholders’ funds

	£ million

	2003	2002
	As restated	As restated

Distributable profit for the year	1,362.4	1,404.0
Dividends	(1,523.1)	(1,475.0)
Repurchase of share capital, including expenses	–	(369.6)
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 6)	1,241.6	(529.1)

Net addition/(reduction) to Shareholders’ funds	1,080.9	(969.7)
Shareholders’ funds as at January 1 (originally £16,073.9 million before adjusting for the effect of the prior year adjustment as described in Note 2(d) of £673.3 million)	15,400.6	16,370.3

Shareholders’ funds as at December 31	16,481.5	15,400.6

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

a	Prior year amounts have been restated to exclude the Deferred Bonus Plan entitlement in respect of 2002 and 2001 (refer to footnotes d and g on page S22).

b	Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by past Directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.

S 10 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

12 Reconciliation between US GAAP and UK GAAP (as restated)

On a UK GAAP basis, net income is represented by “Distributable Profit”; however, on a US GAAP basis the net income equivalent would be “Earnings attributable to shareholders” adjusted for US GAAP differences.

	pence						£million
	Earnings per share			Net income			Net assets

							Dec. 31,	Dec. 31,
	2003	2002	2001	2003	2002	2001	2003	2002

In accordance with UK GAAP	14.3	14.6	26.1	1,362.4	1,404.0	2,547.3	16,481.5	15,400.6
add: Share of earnings retained by companies of the Royal Dutch/ Shell Group	16.5	11.9	3.2	1,576.7	1,140.7	316.2

Earnings for the year attributable to shareholders	30.8	26.5	29.3	2,939.1	2,544.7	2,863.5
Adjustments for US GAAP:
Ordinary dividend proposed							932.9	899.1
Amortisation of goodwill	0.4	0.4	—	42.0	33.3	—	64.4	29.8
Retirement obligation accounting policy change	0.7	—	—	64.1	—	—	—	—

In accordance with US GAAP	31.9	26.9	29.3	3,045.2	2,578.0	2,863.5	17,478.8	16,329.5

less: Interest and other income less expenses and tax				(0.9)	(0.8)	(1.7)
less: Net current assets excluding ordinary dividend proposed							(1,213.8)	(1,340.7)

Share in net income and net assets in companies of the Royal Dutch/ Shell Group (US GAAP)				3,044.3	2,577.2	2,861.8	16,265.0	14,988.8

Exchange rate (£/$)				0.62	0.67	0.69	0.56	0.62

$ million

Share in net income and net assets in companies of the Royal Dutch/ Shell Group (see Note 29 on pages G37 and G38)	4,926	3,862	4,121	28,999	24,110

The table above reconciles Shell Transport’s net income and net assets under UK GAAP to US GAAP. In addition, the table shows the adjustments necessary to reconcile Shell Transport’s net income and net assets under US GAAP to its 40% share of Group net income and net assets (as shown in Note 29 to the Group Financial Statements). These adjustments consist of the elimination of Parent Company net assets and net income, which are not included in the net assets or net income of the Royal Dutch/Shell Group of Companies, and currency translation.

Under UK GAAP Shell Transport, as a parent company with no subsidiaries, accounts for its share of earnings in the Group on a dividend receivable basis in its profit and loss account. Its investment in the Group is at a Directors’ valuation based on 40% of the revised separate Netherlands GAAP information presented by the Group. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting. In addition under UK GAAP dividends are recorded in the year in respect of which they are declared (in the case of interim dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). US GAAP requires dividends to be recorded in the period in which they are declared. The reconciliation between US GAAP and UK GAAP in the table above has been updated for this item, which increases the US GAAP net assets in previously issued financial statements of £16,624.5 million (2002: £15,472.2 million) by £932.9 million (2002: £899.1 million). In addition, the net assets under both UK GAAP and US GAAP have reduced by £78.6 million (2002: £41.8 million) for the Second Financial Restatement as detailed in Notes 2(c) and 2(d). The dividend adjustment has no impact on net income for 2003 (2002:nil).

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

The adjustment to net assets represents the effect of adopting equity accounting and of recording dividends in the period in which they are declared as required by US GAAP.

The “ Shell ” Transport and Trading Company, p.l.c. S 11
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

40% interest of Shell Transport in line items as derived from the Netherlands GAAP Group Financial Statements

	£ million	$ million

Balance Sheet
2003:
Current assets	9,784.5	17,444
Non current assets	27,723.4	49,427
Current liabilities	(12,210.7)	(21,769)
Non current liabilities	(8,330.4)	(14,852)
Minority interests in Group companies (40% of Group amount on page G45 translated at year end rate on page S8)	(766.2)	(1,366)

Shell Transport share of Group net assets (pages S8-£ & G49-$)	16,200.6	28,884
Other assets and liabilities of Shell Transport	280.9

Net Assets	16,481.5

2002:
Current assets	10,358.7	16,662
Non current assets	28,455.3	45,769
Current liabilities	(13,727.6)	(22,080)
Non current liabilities	(9,240.1)	(14,862)
Minority interests in Group companies (40% of Group amount on page G45 translated at year end rate on page S8)	(887.3)	(1,427)

Shell Transport share of Group net assets (pages S8-£ & G49-$)	14,959.0	24,062
Other assets and liabilities of Shell Transport	441.6

Net Assets	15,400.6

Profit and Loss account
2003:
Sales proceeds (Revenue)	66,441.5	107,557
Operating profit	5,271.2	8,533
Net income for the year	2,938.2	4,757
Distribution for the year	1,361.5	2,264

2002:
Sales proceeds (Revenue)	59,428.2	89,107
Operating profit	4,823.8	7,233
Net income for the year	2,543.9	3,814
Distribution for the year	1,403.2	2,174

2001:
Sales proceeds (Revenue)	46,515.6	66,972
Operating profit	5,303.9	7,636
Net income for the year	2,861.8	4,120
Distribution for the year	2,545.6	3,665

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

14 Subsequent events

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

Restructuring

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch

S 12 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will be offered 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the Scheme of Arrangement, holders of Shell Transport ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell and dividends declared on each would be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be subject to the satisfaction of certain conditions. It is currently expected that the Transaction would be completed in July 2005.

The “ Shell ” Transport and Trading Company, p.l.c. S 13
20-F/A (Amendment No. 2) 2003

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
Henny de Ruiter

The Chairman of the committee is currently Aarnout Loudon, an appointee of Royal Dutch. Sir Peter Job has been nominated by the Board of Shell Transport to respond at the Annual General Meeting to any questions relating to remuneration issues. The Shell Transport members of the committee are currently all independent non-executive Directors. Of the Royal Dutch members of the committee only Henny de Ruiter is not an independent member of the Royal Dutch Supervisory Board, as he serves as a Director of the Group Holding Companies. He will retire from the Supervisory Board of Royal Dutch and as such from REMCO on June 30, 2004. Biographical details of the REMCO members are shown on pages 80 and 91.

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

S 14 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Philosophy

The remuneration policy is intended to recognise and support the Group’s:

–	Statement of General Business Principles, including the Group’s core values and commitment to contribute to sustainable development;

–	strategic direction;

–	need to attract and retain talented individuals;

–	aim to motivate and reward Group Managing Directors for exceptional performance that enhances the value of the Group; and

–	desire to align Group Managing Directors’ interests with those of shareholders.

The Group’s remuneration policy is based on the following working principles:

1	This plan was approved by the Annual General Meetings of Shareholders of both Royal Dutch and Shell Transport in April 2003 (see Remuneration policy – Long-term Incentive Plan (LTIP) on page S17 for information on the plan).

2	Sir Philip Watts resigned from the Company on March 3, 2004.

The “ Shell ” Transport and Trading Company, p.l.c. S 15
20-F/A (Amendment No. 2) 2003

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

Base pay

The purpose of base pay is to provide an element of fixed remuneration set at a competitive level that is appropriate to the scope and complexity of the role of a Group Managing Director. Base pay levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Appropriate market levels are established by benchmarking against three comparator groups. The major integrated oil companies serve as the Group’s industry peers. The FTSE201 and AEX102 are used as the Group’s home markets peers. Details of these groups can be found in the industry peer group table and the home markets peer group table on page S18.

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

As part of the annual Group business planning process, challenging financial, operational and sustainable development targets are set to form a Group Scorecard. Performance during the year is then measured against this Scorecard and annual bonus awards are made on this basis. The financial objectives relate to Total Shareholder Return (TSR3) relative to other major integrated oil companies (see the industry peer group table on page S18), and to Return on Average Capital Employed (ROACE). The operational objectives relate to portfolio value growth with key targets for each business. The sustainable development objectives focus on people, health, safety, environment and reputation. The 2003 Scorecard weightings are 60% for financial objectives, each factor equally weighted, 20% for operational objectives and 20% for sustainable development objectives. The same approach has been adopted for 2004.

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

S 16 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Stock options granted to Group Managing Directors in 2003 and beyond are 100% performance-linked. The current financial performance criteria are TSR and ROACE; these will be calculated as the average result of the three financial years prior to grant. TSR is measured against the other major integrated oil companies (see the industry peer group table on page S18). These financial targets have been chosen as they represent a balanced test of the Group’s long-term external performance and internal operating efficiency. These same performance criteria will be used in 2004. At the end of the financial year, the three-year results on the performance criteria will be translated into an overall performance rating, which can range anywhere between zero and two. The levels of the stock option grants are based on this rating multiplied by the target grant level. Target grant levels will reflect competitive market practice.

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

The performance targets are linked to relative TSR over the three-year performance period. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders. TSR is measured relative to two separate groups of comparator companies, as REMCO considers that it is appropriate to test performance against both major home markets and industry competitors. The first comparator group consists of the FTSE20 together with the AEX10. The second comparator group consists of the five major integrated oil companies (see the peer group tables on page S18). Half of each conditional award will be tested against the first group and half against the second group.

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

The “ Shell ” Transport and Trading Company, p.l.c. S 17
20-F/A (Amendment No. 2) 2003

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

S 18 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Shareholdings
A shareholding policy is currently under consideration. This would require Group Managing Directors to build up shareholdings in the Company for as long as they remain in office. Directors’ shareholdings can be found on page 92. Details of Managing Directors’ interests in shares of Shell Transport under the Stock Option Plans, the Long-Term Incentive Plan and the Deferred Bonus Plan are on pages S16 and S17.

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

The “ Shell ” Transport and Trading Company, p.l.c. S 19
20-F/A (Amendment No. 2) 2003

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

Stock options

For the grant of stock options in March 2003 REMCO took into account TSR and ROACE based on three-year averages of 2000, 2001, and 2002. This resulted in a grant based on a performance rating of 0.94 (see Remuneration policy – Stock options on page S17 for further information on this rating).

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

Emoluments of Executive Directors in office during 2003					£

	Salaries	Annual		Car	Other
	and fees	bonus[a]		benefit[b]	benefits	Total

Sir Philip Watts
2003	843,021	0		21,876	0	864,897
2002	745,969	874,000	[c]	21,922	0	1,641,891	[d]
2001	607,398	455,000	[c]	20,089	0	1,082,487	[d]

Judith Boynton[e]
2003	381,833	0		0	18,937	400,770

Paul Skinner[f]
2003	646,409	0		9,435	0	655,844
2002	553,830	632,500		13,181	0	1,199,511	[g]
2001	504,703	338,000	[c]	14,924	0	857,627	[g]

a	The annual bonus is included in the related performance year and not in the following year in which it is paid.

b	The car benefit is the Inland Revenue defined cash equivalent of the cost of company-provided vehicles.

c	Of which one-third was deferred under the Deferred Bonus Plan. The deferred bonus shares, dividend shares and conditional matching shares in respect of such deferral are disclosed for 2001 and 2002 in the Deferred Bonus Plan table on page S22.

d	The totals for 2002 and 2001 as stated in the Annual Report and Accounts 2002 included amounts for realised share option gains and deferred bonus plan adjustments, and were £1,802,198 and £1,666,488, respectively. The realised share option gains in 2002 and 2001 were £8,238 and £508,167, respectively. From 2003 these are shown in the Stock options table. The deferred bonus plan adjustments were £152,069 and £75,834, respectively. From 2003 these will now appear in the Deferred Bonus Plan table as conditional shareholdings, in accordance with Schedule 7A of the Companies Act 1985. The totals for 2002 and 2001, as reported here, have been restated to reflect these changes.

e	Judith Boynton was appointed to the Board on July 1, 2003, therefore, where appropriate, the 2003 emoluments are prorated. She is a beneficiary of the Group expatriate policies, which includes the provision of a housing allowance. She also received executive company travel benefits of which the gross value has been included.

f	Paul Skinner retired as a Managing Director on September 30, 2003. His salaries and fees include a taxable, non-pensionable full service bonus of £151,250 (25% of base pay), in line with company policy applicable to all UK employees with qualifying service. His salaries and fees also include a discretionary payment of £43,329 to reflect the fact that he did not receive any additional shares under the Deferred Bonus Plan. He was granted the right to purchase his company car on the same terms as other employees.

g	The totals for 2002 and 2001 as stated in the Annual Report and Accounts 2002 included amounts for realised share option gains and deferred bonus plan adjustments and were £1,212,505 and £1,419,863, respectively. The realised share option gains in 2002 and 2001 were £8,238 and £505,902, respectively. From 2003 these are shown in the Stock options table. The deferred bonus plan adjustments were £4,756 and £56,334, respectively. From 2003 these will now appear in the Deferred Bonus Plan table as conditional shareholdings, in accordance with Schedule 7A of the Companies Act 1985. The totals for 2002 and 2001, as reported here, have been restated to reflect these changes.

1	The information in the tables on pages S20 to S22 in this section has been subjected to audit, except for the Expected value columns in the Stock options table and in the Long- Term Incentive Plan table on page S21, which are unaudited.

S 20 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

Remuneration Report

Stock options

Options Shell Transport

	Number of 25p Ordinary shares under option
									Expected
				Exercised					value of	Realisable
				(cancelled/					the 2003	gains at	Realised
			Granted	lapsed)		Exercise			stock options	Dec 31,	gains on
	At Jan 1,		during	during	At Dec 31,	price[a]	Exercisable	Expiry	grant[b]	2003[c]	stock options
	2003		the year	the year	2003	£	from date	date	£	£	exercised

Sir Philip Watts[d]	308,750		–	–	308,750	3.63	22.12.01	21.12.08	–	162,094	–
	341,000		–	(85,250)	255,750	5.05	23.03.03	22.03.10	–	0	–
	465,000		–	–	465,000	5.52	26.03.04	25.03.11	–	–	–
	3,251	[e]	–	–	3,251	5.09	01.02.07	31.07.07	–	–	–
	885,000		–	–	885,000	5.23	21.03.05	20.03.12	–	–	–
	–		1,165,000	–	1,165,000	3.66	19.03.06	18.03.13	938,058	–	–

Sir Mark Moody-Stuart[f]	440,800		–	–	440,800	3.63	22.12.01	29.06.06	–	231,420	–
	487,000		–	(121,750)	365,250	5.05	23.03.03	29.06.06	–	0	–

Paul Skinner[g]	139,200		–	–	139,200	4.39	11.12.00	10.12.07	–	0	–
	194,700		–	–	194,700	3.63	22.12.01	29.09.08	–	102,218	–
	341,000		–	(85,250)	255,750	5.05	23.03.03	29.09.08	–	0	–
	465,000		–	–	465,000	5.52	26.03.04	29.09.08	–	–	–
	1,305	[e]	–	–	1,305	5.09	01.10.03	31.03.04	–	0	–
	660,000		–	–	660,000	5.23	21.03.05	29.09.08	–	–	–
	–		800,000	–	800,000	3.66	19.03.06	29.09.08	644,160	–	–

Options Royal Dutch						€ and $			$

Judith Boynton	80,000		–	–	80,000	€62.02	21.08.04	20.08.11	–	–	–
	60,000		–	–	60,000	€62.10	21.03.05	20.03.12	–	–	–
	–		70,500	–	70,500	$40.64	19.03.04	18.03.13	630,326	–	–

The stock options listed above relate to Shell Transport Ordinary shares, with the exception of those stock options held by Judith Boynton. Other than the Shell Sharesave Scheme options, they have a 10-year term and are not exercisable within three years of grant. Of the stock options granted to Managing Directors before 2003, 50% are subject to performance conditions and 50% will vest over time. These performance conditions include TSR and other long-term indicators of Group performance over a three-year period. TSR is measured relative to other major integrated oil companies. 100% of the stock options granted in 2003 are subject to performance conditions. Details of these performance conditions can be found in Remuneration policy – Stock options on page S17. The price range of the Shell Transport Ordinary shares during the year was £3.32 to £4.40 and the market price at year-end was £4.16.

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

There were no other changes in the above interests in share options during the period from December 31, 2003 to May 11, 2004.

a	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the stock options are granted (no discount). For the US-dollar based options of Judith Boynton, the exercise price is the NYSE closing price on the date of grant (no discount). The exercise price of the Shell Sharesave Scheme options is the mid-market price on the day of the launch of the plan in the year concerned.

b	The expected values of the 2003 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

c	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Shell Transport or Royal Dutch shares, respectively, at December 31, 2003, multiplied by the number of shares under option at December 31, 2003. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Shell Transport or Royal Dutch shares at the time of exercise.

d	As for other employees who receive stock options under the same Group plans, Group Managing Directors may, at the discretion of the company, continue to hold and exercise the options for a further five years after leaving employment. Upon Sir Philip Watts’ resignation on March 3, 2004, the exercise dates of his options remain unchanged if the original expiry date was earlier than five years after this date, and change to March 2, 2009, if the original expiry date was later than five years after this date.

e	These options are held under the Shell Sharesave Scheme of The Shell Petroleum Company Limited.

f	Sir Mark Moody-Stuart holds share options relating to his former service with the Group.

g	The exercise dates of Paul Skinner’s stock option grants have been adjusted in accordance with plan rules to reflect his retirement.

Long-Term Incentive Plan (LTIP)

							Expected value
		Performance shares					of the 2003
		conditionally		Market price at	Start of	End of	performance
	At Jan 1,	awarded during	At Dec 31,	date of award[a]	performance	performance	shares award[b]
	2003	the year	2003	£	period	period	£

Sir Philip Watts[c]	–	427,872	427,872	4.09	01.01.03	31.12.05	752,498

Judith Boynton[d]	–	266,475	266,475	4.09	01.01.03	31.12.05	468,650

100% of the performance shares awarded in 2003 are subject to performance conditions. Details of these conditions can be found in Remuneration policy – Long-Term Incentive Plan (LTIP) on page S17.

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

The “ Shell ” Transport and Trading Company, p.l.c. S 21
20-F/A (Amendment No. 2) 2003

Remuneration Report

Deferred Bonus Plan

				Market price		Average market
				of deferred		price of		Total number
	Total number of	Deferred	Matching shares	bonus and		dividend shares		of shares
	shares under	bonus shares	conditionally	matching shares	Dividend shares	paid during		under award
	award as at	awarded	awarded	at award[c]	accrued during	the year[e]	Released/ lapsed	as at
	January 1, 2003[a]	during the year[b]	during the year	£	the year[d]	£	during year[f]	December 31, 2003

Sir Philip Watts[g]
2003 award	–	79,697	39,849	3.66	4,781	3.91	–	124,327
2002 award	44,042	–	–	5.33	1,761	3.91	–	45,803

Paul Skinner[h]
2002 award	32,717	–	–	5.33	1,309	3.91	(34,026)[i]	–

Awards made in 2002 and 2003 refer to the portion of the 2001 and 2002 annual bonus deferred in respect of 2001 and 2002 and their related accrued dividends and matching shares.

a	The opening balances of shares under award at January 1, 2003, have been restated to include the matching shares on the 2002 interim dividend shares accrued, but not recorded in 2002. These were 213 for Sir Philip Watts and 158 for Paul Skinner, respectively.

b	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), which will not result in beneficial ownership until they are released. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Executive Directors table on page S20.

c	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

d	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.

e	The market price shown is the average at the date of the 2002 final and 2003 interim annual dividends paid during the year: £3.81 and £4.01, respectively.

f	Awards vest three years from date of award as follows: 2002 award – March 11, 2005; 2003 award – March 3, 2006.

g	Following his resignation Sir Philip Watts retained his current bonus share entitlements under the Deferred Bonus Plan, together with the dividend shares accrued up to date of resignation. All of his matching shares lapsed.

h	Paul Skinner’s current bonus share entitlements under the Deferred Bonus Plan have been transferred to him following his retirement, together with the dividend shares accrued up to date of retirement.

i	Comprised of deferred bonus and dividend shares that were released (22,683) and matching shares (11,343) that lapsed. The share price at the date of release was £3.75.

Pensions											£ thousand

	Accrued pension						Transfer values of accrued benefits

													Increase in
													accrued pension
					Increase						Increase		over the year
					over the year						over the year		(excluding inflation)
	At Dec 31,		Increase		(excluding		At Dec 31,		At Dec 31,		less Director’s		less Director’s
	2003		over the year		inflation)		2002		2003		contributions		contributions

Sir Philip Watts	568.48		88.79		75.40		7,913.00		10,007.80		2,063.30		1,295.20

Judith Boynton[a]	53.13		26.07	[b]	25.47	[b]	252.82	[c]	404.99	[c]	192.94	[b]	194.17

Paul Skinner[d]	442.35	[e]	37.49		26.20		6,586.50		8,420.00	[f]	1,833.50		498.70

a	For Judith Boynton, the Company contributed £79,109 based on the 12-month average exchange rate to the Shell Savings Plans, which are money purchase schemes, during the period January 1, 2003 to December 31, 2003.

b	Includes an accrued pension increase and a movement in the exchange rate between the US dollar and sterling over the period disclosed; US dollar converted to sterling at the 12-month average rate of exchange.

c	US dollar converted to sterling at the year-end rate of exchange.

d	Paul Skinner retired on September 30, 2003 within the rules of the plan and no adjustments have been made. He took a reduced pension to reflect his early retirement. In addition, he also commuted pension of £88,421 p.a. in return for a lump sum of £1,240,898.

e	The figure shown here is the annual pension payable at December 31, 2003, assuming that Paul Skinner did not commute any pension.

f	This is the transfer value of the pension at December 31, 2003, including the pension commuted to a lump sum.

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

S 22 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

No payments on termination were made to retiring or past Directors during the year under review other than those referred to in the Emoluments of Executive Directors table on page S20 in respect of Paul Skinner.

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

Fees

All non-executive Directors of Shell Transport are paid an annual fee of £50,000 with an additional fee of £5,000 per annum for acting as Chairman of one of the three Joint Committees (see pages 92 and 93). An additional fee of £1,500 per meeting is payable to non-executive Directors who undertake intercontinental travel to attend a meeting. Managing Directors of Shell Transport also receive Directors’ fees of £50,000 per annum from the Company. These fees are included in the overall remuneration for Managing Directors recommended by REMCO. In connection with the appointment of a non-executive Chairman of the Company on March 3, 2004, the Board agreed to increase the fee payable from £25,000 per annum to £50,000 per annum. There are no further proposals to increase Shell Transport Directors’ fees in 2004. Where the Chairman serves as Chairman of the Conference, as is the position currently, an additional payment of £50,000 per annum is receivable from the Group Holding Companies.

The “ Shell ” Transport and Trading Company, p.l.c. S 23
20-F/A (Amendment No. 2) 2003

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

Signed on behalf of the Board

Jyoti Munsiff

Secretary
May 23, 2004

S 24 The “ Shell ” Transport and Trading Company, p.l.c.
20-F/A (Amendment No. 2) 2003

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

Group Long-Term Incentive Plan (LTIP)

Shares are awarded conditionally once a year under the Group LTIP which applies to Group Managing Directors and selected senior executives. The plan allows for a maximum grant with a face value of two times base pay. The value of shares conditionally awarded will reflect competitive market practice. Release may occur three years after grant. The entire award is expected to be released only in cases of exceptional performance. Details of the plan can be found on page S20.

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

The “ Shell ” Transport and Trading Company, p.l.c. S 25
20-F/A (Amendment No. 2) 2003

(This page is intentionally blank)

Royal Dutch/Shell Group of Companies

Report of the Registered Independent Public Accountants
on the US GAAP Financial Statements

We have audited the Financial Statements appearing on pages G2 to G39 of the Royal Dutch/ Shell Group of Companies for the years 2003, 2002 and 2001. The preparation of Financial Statements is the responsibility of management. Our responsibility is to express an opinion on the Financial Statements based on our audits.

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

As discussed in Note 2(a) on pages G5 to G8, the Group has restated its Financial Statements for the two years ended December 31, 2002 to correct for inappropriate departures from US GAAP.

As discussed in Note 2(a) on pages G5 to G8, the Group has restated its Financial Statements for the two years ended December 31, 2002 to change its method of accounting for certain inventories in North America from the last-in first-out method to the first-in first-out method.

As discussed in Note 2(b) on pages G8 and G9, the Group has restated its Financial Statements for the three years ended December 31, 2003 to correct for the impact of the Second Reserves Restatement.

As discussed in Note 3 on pages G9 to G13, the Group adopted the provisions of Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003; the Group adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities – an interpretation of ARB51” as of September 30, 2003.

/s/ KPMG Accountants N.V.
---------------------------------------------------------------
KPMG Accountants N.V.,
The Hague — The Netherlands
Registered independent public accountants

/s/ PricewaterhouseCoopers LLP
---------------------------------------------------------------
PricewaterhouseCoopers LLP,
London — United Kingdom
Registered independent public accountants

May 22, 2004, except for Note 2(b) (Second Restatement of previously issued financial statements) and Note 30 (Subsequent events), which are as of March 3, 2005.

Royal Dutch/Shell Group of Companies G 1
20-F/A (Amendment No. 2) 2003

Financial Statements

Statement of Income (as restated)	$ million

	Note	2003	2002	2001

Sales proceeds[a]		268,892	222,768	167,431
Sales taxes, excise duties and similar levies		67,164	56,167	42,070

Net proceeds[a]		201,728	166,601	125,361
Cost of sales[a]		167,789	138,115	98,475

Gross profit		33,939	28,486	26,886
Selling and distribution expenses		11,941	9,954	7,898
Administrative expenses		1,903	1,601	1,244
Exploration		1,476	1,073	910
Research and development		584	472	387

Operating profit of Group companies		18,035	15,386	16,447
Share of operating profit of associated companies	6	3,465	2,816	2,644

Operating profit		21,500	18,202	19,091
Interest and other income	7	1,973	758	1,059
Interest expense	8	1,381	1,364	1,133
Currency exchange gains/(losses)		(222)	(23)	(30)

Income before taxation		21,870	17,573	18,987
Taxation	9	9,446	7,742	8,360

Income after taxation		12,424	9,831	10,627
Income applicable to minority interests		366	175	326

Income before cumulative effect of a change in accounting principle		12,058	9,656	10,301
Cumulative effect of a change in accounting principle, net of tax	3	255	–	–

Net income		12,313	9,656	10,301

Statement of Comprehensive Income and Parent Companies’
interest in Group net assets (as restated)	$ million

	Note	2003	2002	2001

Net income		12,313	9,656	10,301
Other comprehensive income, net of tax:	5
currency translation differences	19	5,102	2,432	(1,686)
unrealised gains/(losses) on securities		689	25	(143)
unrealised gains/(losses) on cash flow hedges		51	(225)	(14)
minimum pension liability adjustments		358	(1,475)	(127)

Comprehensive income		18,513	10,413	8,331
Distributions to Parent Companies		(5,660)	(5,435)	(9,163)
Increase in Parent Companies’ shares held, net of dividends received	22	(631)	(844)	(642)
Loss on sale of Parent Companies’ shares		(1)	–	–
Parent Companies’ interest in Group net assets at January 1		60,276	56,142	57,616

Parent Companies’ interest in Group net assets at December 31	4	72,497	60,276	56,142

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales, following the implementation of US accounting guidance EITF Issue No. 02-03, see Note 3.

The Notes on pages G5 to G39 are an integral part of these statements

G 2 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Financial Statements

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31,	Dec 31,
	Note	2003	2002

Fixed assets
Tangible assets	10	87,088	78,363
Intangible assets	10	4,735	4,696
Investments:
associated companies	6	19,371	17,945
securities	14	2,317	1,719
other		1,086	1,420

Total fixed assets		114,597	104,143

Other long-term assets	11	9,257	7,333

Current assets
Inventories	12	12,690	11,338
Accounts receivable	13	28,969	28,761
Cash and cash equivalents	14	1,952	1,556

Total current assets		43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	15	11,027	12,874
Accounts payable and accrued liabilities	17	32,347	32,189
Taxes payable	9	5,927	4,985
Dividends payable to Parent Companies		5,123	5,153

Total current liabilities		54,424	55,201

Net current assets/(liabilities)		(10,813)	(13,546)

Total assets less current liabilities		113,041	97,930

Long-term liabilities: amounts due after more than one year
Long-term debt	15	9,100	6,817
Other	18	6,054	6,174

		15,154	12,991

Provisions
Deferred taxation	9	13,093	12,551
Pensions and similar obligations	20	4,927	5,016
Decommissioning and restoration costs	23	3,955	3,528

		21,975	21,095

Group net assets before minority interests		75,912	63,844
Minority interests		3,415	3,568

Net assets		72,497	60,276

The Notes on pages G5 to G39 are an integral part of these statements

Royal Dutch/Shell Group of Companies G 3
20-F/A (Amendment No. 2) 2003

Financial Statements

Statement of Cash Flows (see Note 19) (as restated)	$ million

	Note	2003	2002	2001

Cash flow provided by operating activities
Net income		12,313	9,656	10,301
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	10	11,711	8,739	6,295
Profit on sale of assets		(2,141)	(367)	(133)
Movements in:
inventories		(236)	(2,079)	1,375
accounts receivable		1,834	(5,830)	8,518
accounts payable and accrued liabilities		(212)	6,989	(7,785)
taxes payable		(218)	(735)	(1,443)
Associated companies: dividends more/(less) than net income	6	511	117	666
Deferred taxation and other provisions		(621)	423	(207)
Long-term liabilities and other		(1,588)	(805)	(1,008)
Income applicable to minority interests		366	175	326

Cash flow provided by operating activities		21,719	16,283	16,905

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	10	(12,252)	(12,102)	(9,598)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)	10		(8,925)
Proceeds from sale of assets		2,286	1,099	1,265
New investments in associated companies	6	(983)	(1,289)	(1,074)
Disposals of investments in associated companies		708	501	507
Proceeds from sale and other movements in investments		1,989	83	(180)

Cash flow used in investing activities		(8,252)	(20,633)	(9,080)

Cash flow used in financing activities
Long-term debt (including short-term part):
new borrowings		572	5,267	180
repayments		(2,740)	(5,610)	(1,115)

		(2,168)	(343)	(935)
Net increase/(decrease) in short-term debt		(2,507)	7,058	(794)
Change in minority interests		(1,363)	421	(206)
Dividends paid to:
Parent Companies		(6,248)	(6,961)	(9,406)
minority interests		(300)	(228)	(221)

Cash flow used in financing activities		(12,586)	(53)	(11,562)

Parent Companies’ shares: net sales/(purchases) and dividends received		(633)	(864)	(773)
Currency translation differences relating to cash and cash equivalents		148	153	(251)

Increase/(decrease) in cash and cash equivalents		396	(5,114)	(4,761)

Cash and cash equivalents at January 1		1,556	6,670	11,431

Cash and cash equivalents at December 31		1,952	1,556	6,670

The Notes on pages G5 to G39 are an integral part of these statements

G 4 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion. Dividends are paid by Group companies to Royal Dutch and Shell Transport in euros and pounds sterling, respectively. The division of Group net assets between the Parent Companies and movements therein, including movements resulting from Group net income and distributions to the Parent Companies, are disclosed in Note 29 to these Financial Statements.

2(a) First Restatement of previously issued prior year financial statements

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

Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65 for additional information regarding the First Reserves Restatement.

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
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

G 6 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Earnings by industry segment											$ million

							2002						2001

					Restated						Restated
	As	First			prior to			As	First		prior to
	originally	Reserves	Exploration	Gas	Inventory		As	originally	Reserves	Exploration	Inventory		As
	reported	Restatement	costs	contracts	Adjustment	Inventories	restated	reported	Restatement	costs	Adjustment	Inventories	restated

Exploration and Production	6,997	(101)	(61)	(39)	6,796	–	6,796	8,023	(46)	(14)	7,963	–	7,963
Gas & Power	774	–	–	–	774	–	774	1,226	–	–	1,226	–	1,226
Oil Products	2,178	–	–	–	2,178	449	2,627	2,332	–	–	2,332	(362)	1,970
Chemicals	489	–	–	–	489	76	565	230	–	–	230	(103)	127
Corporate and Other	(861)	–	–	–	(861)	–	(861)	(607)	–	–	(607)	–	(607)
Minority interests	(158)	(7)	–	–	(165)	(14)	(179)	(352)	4	–	(348)	19	(329)

Net income	9,419	(108)	(61)	(39)	9,211	511	9,722	10,852	(42)	(14)	10,796	(446)	10,350

Statement of Assets and Liabilities						$ million

	December 31, 2002

					Restated
		First			prior to
	As originally	Reserves	Exploration	Gas	Inventory		As
	reported	Restatement	costs	contracts	Adjustment	Inventories	restated

Fixed assets
Tangible	79,390	(467)	(236)	–	78,687	–	78,687
Intangible	4,696	–	–	–	4,696	–	4,696
Investments	20,760	2	–	–	20,762	325	21,087
Other long-term assets	7,299	–	–	34	7,333	–	7,333
Inventories	10,298	–	–	–	10,298	1,040	11,338
Other current assets	30,248	–	–	69	30,317	–	30,317
Current liabilities	55,115	–	–	86	55,201	–	55,201
Long-term liabilities	12,935	–	–	56	12,991	–	12,991
Provisions
Deferred taxation	12,471	(186)	(81)	–	12,204	492	12,696
Pensions and decommissioning	8,544	–	–	–	8,544	–	8,544
Minority interests	3,562	(3)	–	–	3,559	23	3,582

Net assets	60,064	(276)	(155)	(39)	59,594	850	60,444

Parent Companies’ interest in Group net assets	$ million

	2002	2001

At December 31 as originally reported	60,064	56,160
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of First Reserves Restatement	(164)	(122	) [a]
Cumulative effect of exploration costs change	(91)	(78)[a]

Total before inventory adjustment	59,809	55,960
Cumulative effect of change in policy for inventories	339	783	[a]

	60,148	56,743
Net income for the year
First Reserves Restatement	(108)	(42)
Exploration costs change	(61)	(14)
Gas contracts change	(39)	–

Total before inventory adjustment	59,940	56,687
Change in policy for inventories	511	(446)

	60,451	56,241

Currency translation differences for the year	(7)	3

At December 31 as restated	60,444	56,244

a  Cumulative effect as at January 1, 2001.

Royal Dutch/Shell Group of Companies G 7
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

Please refer to “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65 for additional information regarding the Second Reserves Restatement.

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and the First Reserves Restatement and in light of the report of Davis Polk & Wardwell to the GAC. See “Supplementary information — Oil and Gas (unaudited)” on pages G51 to G65.

Second Financial Restatement

Reserves related adjustments
In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration and Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration and Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally. The effect of the Second Financial Restatement was to reduce net income in 2003 by $183 million (2002: $66 million; 2001: $49 million), of which additional depreciation in 2003 was $289 million (2002: $118 million; 2001: $94 million), and to reduce the previously reported net assets as at December 31, 2003 by $351 million (2002: $168 million).

The impact of the Second Reserves Restatement on the information included in these Financial Statements is summarised in the tables below:

Statement of Income									$ million

			2003			2002			2001

		Second			Second			Second
	As originally	Reserves		As previously	Reserves		As previously	Reserves
	reported	Restatement	As restated	restated	Restatement	As restated	restated	Restatement	As restated

Net proceeds	201,728	–	201,728	166,601	–	166,601	125,361	–	125,361
Cost of sales	167,500	289	167,789	137,997	118	138,115	98,381	94	98,475
Exploration	1,476	–	1,476	1,073	–	1,073	910	–	910
Other operating expenses	14,428	–	14,428	12,027	–	12,027	9,529	–	9,529
Share of operating profit of associated companies	3,484	(19)	3,465	2,822	(6)	2,816	2,646	(2)	2,644

Operating profit	21,808	(308)	21,500	18,326	(124)	18,202	19,187	(96)	19,091
Net interest (income)/expense and currency exchange (gains)/losses	(370)	–	(370)	629	–	629	104	–	104

Income before taxation	22,178	(308)	21,870	17,697	(124)	17,573	19,083	(96)	18,987
Taxation	9,572	(126)	9,446	7,796	(54)	7,742	8,404	(44)	8,360
Minority interests	365	1	366	179	(4)	175	329	(3)	326
Cumulative effect of a change in accounting principle, net of tax	255	–	255	–	–	–	–	–	–

Net income	12,496	(183)	12,313	9,722	(66)	9,656	10,350	(49)	10,301

The total impact of the Reserves Restatement is a reduction in net income of $183 million in 2003 (2002: $174 million; 2001: $91 million).

G 8 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Earnings by industry segment									$ million

			2003			2002			2001

		Second			Second			Second
	As originally	Reserves		As previously	Reserves		As previously	Reserves
	reported	Restatement	As restated	restated	Restatement	As restated	restated	Restatement	As restated

Exploration and Production	9,105	(182)	8,923	6,796	(70)	6,726	7,963	(52)	7,911
Gas & Power	2,289	–	2,289	774	–	774	1,226	–	1,226
Oil Products	2,860	–	2,860	2,627	–	2,627	1,970	–	1,970
Chemicals	(209)	–	(209)	565	–	565	127	–	127
Corporate and Other	(1,184)	–	(1,184)	(861)	–	(861)	(607)	–	(607)
Minority interests	(365)	(1)	(366)	(179)	4	(175)	(329)	3	(326)

Net income	12,496	(183)	12,313	9,722	(66)	9,656	10,350	(49)	10,301

The total impact of the Reserves Restatement is a reduction in Exploration and Production earnings of $182 million in 2003 (2002: $171 million; 2001: $98 million) and an increase in minority interests of $1 million in 2003 (2002: $3 million; 2001: reduction of $7 million).

Statement of Assets and Liabilities					$ million

	December 31, 2003			December 31, 2002

		Second			Second
	As originally	Reserves		As previously	Reserves
	reported	Restatement	As restated	restated	Restatement	As restated

Fixed assets
Tangible	87,701	(613)	87,088	78,687	(324)	78,363
Intangible	4,735	–	4,735	4,696	–	4,696
Investments	22,787	(13)	22,774	21,087	(3)	21,084
Other long-term assets	9,257	–	9,257	7,333	–	7,333
Current assets	43,611	–	43,611	41,655	–	41,655
Current liabilities	54,424	–	54,424	55,201	–	55,201
Long-term liabilities	15,154	–	15,154	12,991	–	12,991
Provisions
Deferred taxation	13,355	(262)	13,093	12,696	(145)	12,551
Pensions and decommissioning	8,882	–	8,882	8,544	–	8,544
Minority interests	3,428	(13)	3,415	3,582	(14)	3,568

Net assets	72,848	(351)	72,497	60,444	(168)	60,276

Parent Companies’ interest in Group net assets	$ million

	2003	2002	2001

At December 31 as previously restated (except 2003)	72,848	60,444	56,244
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102)	(53)[a]
Net income for the year	(183)	(66)	(49)

At December 31 as restated	72,497	60,276	56,142

a	Cumulative effect as at January 1, 2001.

The total impact of the Reserves Restatement is a reduction in Group net assets of $351 million at December 31, 2003 (2002: $444 million; 2001: $266 million).

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

Royal Dutch/Shell Group of Companies G 9
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

G 10 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the FIFO method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes. See Note 2(a) for a description of a change in the method of accounting for certain inventories in North America from the LIFO to the FIFO method, which was made in 2003.

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

Royal Dutch/Shell Group of Companies G 11
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related tangible fixed assets. In respect of oil and gas production activities, the fair value calculation of the liability is based on the economic life of the production assets and discounted using the credit-adjusted risk-free rate for the Group. For tangible fixed assets not directly associated with mineral reserves, the liability, once an obligation, whether legal or constructive, crystallises, is recognised in the period when a reasonable estimate of the fair value can be made. The obligation is reflected under provisions in the Statement of Assets and Liabilities. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the liability are incorporated on a prospective basis.

G 12 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

The Group has changed its accounting policy for those inventories in North America for which cost was previously determined on the basis of the LIFO method. With effect from 2003, in order to implement a globally consistent accounting policy, the cost is determined by the FIFO method and prior periods have been restated. The rationale and the effect of this change are described in Note 2(a).

4 Parent Companies’ interest in Group net assets (as restated)

		$ million

	2003	2002	2001

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	74,906	68,254	64,033
Parent Companies’ shares held, net of dividends received (Note 22)	(3,428)	(2,797)	(1,953)
Cumulative currency translation differences	1,208	(3,894)	(6,326)
Unrealised gains/(losses) on:
securities (Note 14)	700	11	(14)
cash flow hedges	(188)	(239)	(14)
Minimum pension liability adjustments	(1,442)	(1,800)	(325)

Balance at December 31	72,497	60,276	56,142

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

Royal Dutch/Shell Group of Companies G 13
20-F/A (Amendment No. 2) 2003

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

G 14 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

		$ million

	2003	2002	2001
	As restated	As restated	As restated

Net proceeds	44,470	33,522	55,767
Cost of sales	37,084	26,744	47,540

Gross profit	7,386	6,778	8,227
Other operating expenses	3,921	3,962	5,583

Operating profit	3,465	2,816	2,644
Interest and other income	228	102	98
Interest expense	540	451	503
Currency exchange gains/(losses)	(3)	(15)	(20)

Income before taxation	3,150	2,452	2,219
Taxation	1,469	998	1,085

Net income	1,681	1,454	1,134

As stated in Note 2(a), the Group changed its accounting for certain North American inventories from LIFO to FIFO. This change has been reflected in the restated 2002 and 2001 comparative information.

Income by segment		$ million

	2003	2002	2001
	As restated	As restated	As restated

Exploration and Production	800	541	757
Gas & Power	650	589	746
Oil Products	632	448	43
Chemicals	(169)	153	(26)
Corporate and Other	(232)	(277)	(386)

	1,681	1,454	1,134

(b) Investments

			$ million

	2003
	As restated			2002
				As restated
	Shares	Loans	Total	Total

At January 1	15,317	2,628	17,945	18,331
New investments	758	225	983	1,289
Net asset transfers to/(from) associates, disposals and other movements	206	(379)	(173)	(2,409)
Net income	1,681	–	1,681	1,454
Dividends	(2,192)	–	(2,192)	(1,571)
Currency translation differences	1,029	98	1,127	851

At December 31	16,799	2,572	19,371	17,945

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

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million

	2003	2002
	As restated	As restated

Fixed assets	30,892	27,603
Current assets	8,248	7,029

Total assets	39,140	34,632
Current liabilities	8,745	7,107
Long-term liabilities	11,024	9,587

Net assets	19,371	17,945

Royal Dutch/Shell Group of Companies G 15
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

G 16 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

9 Taxation

(a) Taxation charge for the year

	$ million

	2003	2002	2001
	As restated	As restated	As restated

Group companies
Current tax charge	8,290	6,727	7,722
Deferred tax charge/(credit)	(313)	17	(447)

	7,977	6,744	7,275
Associated companies	1,469	998	1,085

	9,446	7,742	8,360

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million

	2003	2002	2001
	As restated	As restated	As restated

Expected tax charge at statutory rates	9,008	6,596	7,397
Adjustments in respect of prior years	173	(251)	(258)
Other reconciling items	(1,204)	399	136

Taxation charge of Group companies	7,977	6,744	7,275

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

(b) Taxes payable

	$ million

	2003	2002

Taxes on activities of Group companies	2,148	1,988
Sales taxes, excise duties and similar levies and social law taxes	3,779	2,997

	5,927	4,985

(c) Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

	$ million

	2003	2002
	As restated	As restated

Tangible and intangible fixed assets	17,365	16,692
Pensions	2,118	1,379
Other items	2,649	2,125

Total deferred tax liabilities	22,132	20,196

Tax losses carried forward	(3,876)	(2,171)
Foreign tax credits[a]	(1,633)	(1,089)
US trademark[b]	(309)	(375)
Provisions
Pensions and similar obligations	(1,329)	(1,293)
Decommissioning and restoration costs	(1,934)	(1,700)
Environmental and other provisions	(334)	(445)
Other items	(3,421)	(3,046)

Total deferred tax assets	(12,836)	(10,119)
Asset valuation allowance	3,797	2,474

Deferred tax assets net of valuation allowance	(9,039)	(7,645)

Net deferred tax liability	13,093	12,551

a	Foreign tax credits represent surplus credits arising in holding and sub-holding Group companies on income from other jurisdictions. A valuation allowance has been recorded against the substantial part of these balances in both 2003 and 2002.

Royal Dutch/Shell Group of Companies G 17
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

b	Deferred tax asset created upon transfer of US trademark rights from a US wholly-owned Group company to a Netherlands wholly-owned Group company.

The Group has tax losses carried forward amounting to $11,137 million at December 31, 2003. Of these, $8,399 million can be carried forward indefinitely. The remaining $2,738 million expires in the following years:

$ million

2004	225
2005	314
2006	191
2007	637
2008 – 2012	740
2013 – 2018	631

10 Tangible and intangible fixed assets (as restated)

$ million

	2003

						2002
			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group
Cost
At January 1	157,499	3,500	2,958	6,458	163,957	119,956
Capital expenditure	12,005	33	214	247	12,252	12,102
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State and DEA and additional shares in Equilon)	(28)	418	(266)	152	124	23,285
Sales, retirements and other movements[a]	(1,805)	(51)	(38)	(89)	(1,894)	(1,306)
Currency translation differences	14,014	111	130	241	14,255	9,920

At December 31	181,685	4,011	2,998	7,009	188,694	163,957

Depreciation
At January 1	79,136	1,176	586	1,762	80,898	68,296
Depreciation, depletion and amortisation charge	11,289	129	293	422	11,711	8,739
Sales, retirements and other movements	(3,680)	(29)	(2)	(31)	(3,711)	(1,524)
Currency translation differences	7,852	60	61	121	7,973	5,387

At December 31	94,597	1,336	938	2,274	96,871	80,898

Net 2003	87,088 [b]	2,675	2,060	4,735	91,823

2002	78,363 [b]	2,324	2,372	4,696		83,059

a	Sales, retirements and other movements in 2003 include the effect of a change in accounting policy for certain long-term agreements (see Note 3).

b	Tangible fixed assets at December 31, 2003 include rights and concessions of $12.0 billion (2002: $13.1 billion). A new accounting pronouncement is pending that may in the future consider these to be intangible fixed assets. A reclassification of these items from tangible to intangible fixed assets would not impact the Group’s Statements of Income and Cash Flows.

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

G 18 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Depreciation, depletion and amortisation charges for the year in the table above are included within the following expense headings in the Statement of Income:

	$ million

	2003	2002	2001
	As restated	As restated	As restated

Cost of sales	9,863	7,469	5,165
Selling and distribution expenses	1,288	1,095	1,007
Administrative expenses	121	62	53
Exploration	411	80	42
Research and development	28	33	28

	11,711	8,739	6,295

Depreciation, depletion and amortisation charges for 2003 include $1,249 million (2002: $191 million; 2001: $88 million) relating to the impairment of tangible fixed assets, and $127 million (2002: $6 million; 2001: nil) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use (2003: $1,169 million; 2002: $105 million; 2001: nil) and to assets held for sale (2003: $207 million; 2002: $92 million; 2001: $88 million).

For 2003, the impairments were incurred in Exploration and Production ($698 million, mainly due to lower production outlooks in the UK and South America), in Oil Products ($331 million, mainly due to the closure of the Bakersfield refinery and the impact of local economic conditions in Latin America), in Chemicals ($220 million, mainly in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations) and in Renewables ($127 million for Shell Solar following an extensive review to assess the value of the business).

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

Royal Dutch/Shell Group of Companies G 19
20-F/A (Amendment No. 2) 2003

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

Pro forma information (unaudited)

Pro forma information for the Group, as if the four companies had been purchased (and paid for) on January 1, 2001, is presented below:

$ million

	Net proceeds		Net income

	2002	2001	2002	2001

As restated (see Note 2(a) and (b))	166,601	125,361	9,656	10,301
Results before financing costs:
Enterprise Oil	403	2,002	(32)	94
Equilon	–	44,463	–	45
DEA	–	6,422	(27)	153
PQS	1,691	2,315	81	117
Financing costs (after tax)			(165)	(461)

Pro forma	168,695	180,563	9,513	10,249

$

	2002		2001

	As restated		As restated
	(see Note 2(a) and (b))	Pro forma	(see Note 2(a) and (b))	Pro forma

Basic earnings per share attributable to Royal Dutch	2.82	2.77	2.95	2.93
Diluted earnings per share attributable to Royal Dutch	2.81	2.77	2.95	2.93
Basic earnings per ADR attributable to Shell Transport	2.41	2.38	2.53	2.52
Diluted earnings per ADR attributable to Shell Transport	2.41	2.37	2.53	2.52

The pro forma information above is based on the following:

–	the preparation of this information has required use of certain estimates, utilising both pre- and post-acquisition data, in particular for fully-integrated businesses;

–	where applicable, pro forma amounts have been calculated taking into account additional depreciation, depletion or amortisation resulting from fair value accounting, and have been adjusted on to the basis of Group accounting policies. Group accounting policies as in effect for 2002 have been applied, adjusted to reflect changes in 2003 which have resulted in restatement of prior period information;

–	financing costs comprise additional interest charges on the purchase considerations, plus the acquired companies’ interest charges on their existing debt up to the date of acquisition;

G 20 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

–	taxes have been calculated using the relevant statutory rate for each of the jurisdictions involved. A tax rate of 35% has been applied to calculate the tax relief on the interest charge on Group debt incurred to finance the acquisitions;

–	for 2001, pro forma data is provided for all acquisitions for the entire year. Both Equilon and DEA were included in Group results for all of 2002. For Enterprise Oil, the first quarter of 2002 is on a pro forma basis and for PQS the first three quarters of 2002 are reported on a pro forma basis;

–	PQS trademarks are being amortised over 40 years, with no residual value expected; and

–	restructuring costs incurred have remained in the period originally recorded. The Equilon acquisition resulted in a restructuring expense of approximately $300 million (pre-tax) in 2001.

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

Prior period information has been restated for a change in inventory costing (see Note 2(a).

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

Royal Dutch/Shell Group of Companies G 21
20-F/A (Amendment No. 2) 2003

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

G 22 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies G 23
20-F/A (Amendment No. 2) 2003

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

2003 (as restated)			$ million

				Movements
	Movements	Movements		derived from
	derived from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities

Tangible and intangible fixed assets	(822)	6,282	3,304	8,764
Investments	(802)	1,238	1,254	1,690
Other long-term assets	601	804	519	1,924
Inventories	236	1,158	(42)	1,352
Accounts receivable	(1,834)	2,120	(78)	208
Cash and cash equivalents	248	148	–	396
Short-term debt	2,507	(913)	(126)	1,468
Short-term part of long-term debt	612	(233)	–	379
Accounts payable and accrued liabilities	212	(221)	(149)	(158)
Taxes payable	218	(687)	(473)	(942)
Long-term debt	1,961	(676)	(3,568)	(2,283)
Other long-term liabilities	467	(376)	29	120
Deferred taxation	505	(1,066)	19	(542)
Other provisions	116	(740)	286	(338)
Minority interests	1,297	(171)	(973)	153
Other items	(91)	91	–	–
Distributions to Parent Companies	588	(558)	–	30
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	633	(1,098)	(2)	–

			–

Movement in retained earnings of Group companies (Note 4)	6,652

Movement in cumulative currency translation differences (Note 5)		5,102

Movement in net assets (Note 4)				12,221

Income taxes paid by Group companies totalled $8.6 billion in 2003 (2002: $6.7 billion; 2001: $9.3 billion). Interest paid by Group companies was $0.9 billion in 2003 (2002: $1.0 billion; 2001: $0.7 billion).

The main non-cash movements reflect a change in accounting policy for certain power generation contracts (“tolling agreements”, see Note 2(a)) and acquisition of minority interests in DEA.

G 24 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies G 25
20-F/A (Amendment No. 2) 2003

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

G 26 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies G 27
20-F/A (Amendment No. 2) 2003

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

G 28 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2003		2002		2001

	As restated		As restated		As restated
	(see Note 2(b))	Pro forma	(see Note 2(b))	Pro forma	(see Note 2(b))	Pro forma

Group net income ($ million)	12,313	12,036	9,656	9,453	10,301	10,192
Basic earnings per share attributable to Royal Dutch ($)	3.63	3.55	2.82	2.76	2.95	2.92
Diluted earnings per share attributable to Royal Dutch ($)	3.63	3.55	2.81	2.76	2.95	2.92
Basic earnings per ADR attributable to Shell Transport ($)	3.10	3.03	2.41	2.36	2.53	2.51
Diluted earnings per ADR attributable to Shell Transport ($)	3.10	3.03	2.41	2.36	2.53	2.50

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

Royal Dutch/Shell Group of Companies G 29
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

23 Decommissioning and restoration costs

2003	$ million

	Short-term	Long-term	Total

At January 1	71	3,528	3,599
Cumulative effect of change in accounting policy (see Note 2(a))	108	(102)	6
Liabilities incurred	–	174	174
Liabilities settled	(106)	(37)	(143)
Accretion expense	–	49	49
Reclassifications and other movements	12	12	24
Currency translation differences	4	331	335

At December 31	89	3,955	4,044

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $7.5 billion at December 31, 2003 (2002: $5.2 billion) were used. Such estimates are subject to various regulatory and technological developments.

24 Information by geographical area and by industry segment

(a) Geographical area (as restated)

	$ million

	2003		2002		2001

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets

Europe	71,864	37,686	63,761	36,516	62,259	19,131
Other Eastern Hemisphere	38,494	33,530	33,322	28,492	31,866	26,228
USA	75,669	30,343	55,411	27,266	15,924	17,849
Other Western Hemisphere	15,701	13,038	14,107	11,869	15,312	9,805

Total Group	201,728	114,597	166,601	104,143	125,361	73,013

(b) Industry segment (as restated)

2003	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties	201,728	12,481	7,398	162,161	18,843	845
inter-segment		20,244	850	3,416	1,974	29

Net proceeds		32,725	8,248	165,577	20,817	874

Operating profit/(loss)
Group companies	18,035	15,085	520	3,205	(112)	(663)
Group share of associated companies	3,465	1,857	889	911	(165)	(27)

	21,500	16,942	1,409	4,116	(277)	(690)
Interest and other income	1,973	89	1,366	8	(29)	539
Interest expense	1,381					1,381
Currency exchange gains/(losses)	(222)	(17)	(23)	(12)	(14)	(156)
Taxation	9,446	8,346	463	1,252	(111)	(504)
Income applicable to minority interests	366
Cumulative effect of a change in accounting principle, net of tax	255	255

Net income	12,313	8,923	2,289	2,860	(209)	(1,184)

Total assets at December 31	167,465	61,878	19,084	65,254	15,420	5,829
Total liabilities at December 31	(91,553)	(46,103)	(13,149)	(43,078)	(8,009)	18,786
Tangible fixed assets at December 31
Cost	181,685	105,540	6,934	53,556	14,028	1,627
Accumulated depreciation	(94,597)	(56,265)	(985)	(28,784)	(7,851)	(712)
Goodwill at December 31	2,675	–	184	2,455	23	13
Investments in associated companies at December 31	19,371	4,108	4,924	5,965	4,017	357
Capital expenditure and new investments in associated companies	13,235	8,276	1,511	2,406	599	443
Depreciation, depletion and amortisation charge
Impairment	1,376	698	–	331	220	127
Other	10,335	7,089	128	2,532	458	128

G 30 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

2002 (as restated)	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties[a]	166,601	11,901	4,278	135,544	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds[a]		26,581	4,898	138,624	15,207	770

Operating profit/(loss)
Group companies	15,386	12,097	107	3,188	438	(444)
Group share of associated companies	2,816	1,316	751	556	213	(20)

	18,202	13,413	858	3,744	651	(464)
Interest and other income	758	98	118	14	3	525
Interest expense	1,364					1,364
Currency exchange gains/(losses)	(23)	(26)	6	(64)	(16)	77
Taxation	7,742	6,759	208	1,067	73	(365)
Income applicable to minority interests	175

Net income	9,656	6,726	774	2,627	565	(861)

Total assets at December 31	153,131	56,988	16,057	60,549	14,172	5,365
Total liabilities at December 31	(89,287)	(45,191)	(12,223)	(41,826)	(7,903)	17,856
Tangible fixed assets at December 31
Cost	157,499	93,333	2,843	47,689	12,010	1,624
Accumulated depreciation	(79,136)	(47,076)	(763)	(23,926)	(6,711)	(660)
Goodwill at December 31	2,324	–	184	1,989	22	129
Investments in associated companies at December 31	17,945	3,591	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,155	952	7,968	998	578
Depreciation, depletion and amortisation charge
Impairment	197	33	4	111	29	20
Other	8,542	5,658	124	2,295	372	93

2001 (as restated)	$ million

		Exploration
	Total	and	Gas &	Oil		Corporate
	Group	Production	Power	Products	Chemicals	and Other

Sales
third parties[a]	125,361	12,057	5,951	93,517	13,260	576
inter-segment		13,790	705	2,108	990	2

Net proceeds[a]		25,847	6,656	95,625	14,250	578

Operating profit/(loss)
Group companies	16,447	14,050	538	2,481	(34)	(588)
Group share of associated companies	2,644	1,548	941	241	(27)	(59)

	19,091	15,598	1,479	2,722	(61)	(647)
Interest and other income	1,059	52	128	(12)	2	889
Interest expense	1,133					1,133
Currency exchange gains/(losses)	(30)	(4)	4	(50)	(6)	26
Taxation	8,360	7,735	385	690	(192)	(258)
Income applicable to minority interests	326

Net income	10,301	7,911	1,226	1,970	127	(607)

Total assets at December 31	111,446	39,270	11,815	38,007	12,145	10,209
Total liabilities at December 31	51,838	(23,895)	(7,277)	(21,367)	(6,383)	7,084
Tangible fixed assets at December 31
Cost	117,543	68,572	2,275	34,577	10,782	1,337
Accumulated depreciation	(66,822)	(39,025)	(679)	20,449	(6,064)	(605)
Goodwill at December 31	365	–	189	154	22	–
Investments in associated companies at December 31	18,331	3,462	4,614	6,384	3,740	131
Capital expenditure and new investments in associated companies	10,672	7,136	908	1,527	760	341
Depreciation, depletion and amortisation charge
Impairment	88	8	(8)	(4)	40	52
Other	6,207	4,004	114	1,621	364	104

a	Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales following the implementation of US accounting guidance EITF Issue No. 02-03, see Note 3.

Royal Dutch/Shell Group of Companies G 31
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

25 Oil and gas exploration and production activities

(a) Capitalised costs
The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million

	2003		2002[a]	2001[a]
	As restated		As restated	As restated

Cost
Proved properties	94,069	[b]	83,964	63,115
Unproved properties	5,400		4,768	2,430
Support equipment and facilities	3,128		2,352	1,718

	102,597		91,084	67,263

Depreciation
Proved properties	53,867	[b]	45,525	37,761
Unproved properties	824		325	212
Support equipment and facilities	1,443		1,224	1,051

	56,134		47,074	39,024

Net capitalised costs	46,463		44,010	28,239

Oil sands: net capitalised costs	2,811		2,246	1,309

a	Includes the impact of reclassifications between asset classes.

b	Includes capitalised asset retirement costs.

The Group share of associated companies’ net capitalised costs was $3,772 million at December 31, 2003 (2002: $3,173 million; 2001: $2,924 million).

(b) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table overleaf. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2003			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS[a]	USA	Other	Total

Acquisition of properties
Proved	6	8	177	194	–	–	385
Unproved	–	209	3	273	17	8	510
Exploration	187	163	139	273	342	155	1,259
Development[b]
Excluding oil sands	2,776	1,660	311	1,251	1,599	588	8,185
Oil sands						88	88

2002			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Acquisition of properties
Proved	3,776	–	–	122	565	801	5,264
Unproved	1,693	53	–	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development[c]
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

G 32 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

2001			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Acquisition of properties
Proved	5	–	839	82	290	9	1,225
Unproved	23	61	162	91	157	(19)	475
Exploration	114	163	119	203	303	203	1,105
Development[c]
Excluding oil sands	852	992	449	289	1,214	230	4,026
Oil sands						847	847

a	These amounts do not include Sakhalin II project costs of $384 million reported in the Gas & Power segment.

b	Includes capitalised asset retirement costs.

c	Includes the impact of reclassifications between geographical regions and cost categories.

The Group share of associated companies’ costs incurred was $417 million in 2003 (2002: $551 million; 2001: $415 million).

(c) Earnings

Earnings of Group companies from exploration and production activities are given in the table below. Certain purchases of traded product are netted into sales.

2003 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,386	129	1,021	1,685	1,903	1,115	11,239
Intra-group	5,873	3,888	1,179	3,713	4,480	713	19,846

Net proceeds	11,259	4,017	2,200	5,398	6,383	1,828	31,085
Production costs[a]	1,881	1,104	484	1,727	625	373	6,194
Exploration expense	189	231	99	122	275	143	1,059
Depreciation, depletion and amortisation	3,723	445	585	596	1,645	674	7,668
Other income/(costs)	(557)	(207)	230	(131)	30	(241)	(876)

Earnings before taxation	4,909	2,030	1,262	2,822	3,868	397	15,288
Taxation	1,686	1,437	256	2,239	1,497	204	7,319

Earnings from operations	3,223	593	1,006	583	2,371	193	7,969

Earnings from oil sands						(101)	(101)

2002 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	5,472	73	969	1,764	1,997	892	11,167
Intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	2,155	4,851	4,860	1,325	25,846
Production costs[a]	1,826	754	477	1,515	589	298	5,459
Exploration expense	177	219	62	82	249	208	997
Depreciation, depletion and amortisation	2,293	393	600	794	1,352	257	5,689
Other income/(costs)	(604)	(162)	149	(358)	(330)	(227)	(1,532)

Earnings before taxation	5,144	1,083	1,165	2,102	2,340	335	12,169
Taxation	2,340	789	330	1,638	791	93	5,981

Earnings from operations	2,804	294	835	464	1,549	242	6,188

Earnings from oil sands						(3)	(3)

Royal Dutch/Shell Group of Companies G 33
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

2001 (as restated)			$ million

	Eastern Hemisphere				Western Hemisphere

				Middle
				East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total

Sales:
Third parties	4,971	98	1,013	1,322	2,771	836	11,011
Intra-group	3,723	2,759	1,171	3,201	2,306	630	13,790

Net proceeds	8,694	2,857	2,184	4,523	5,077	1,466	24,801
Production costs[a]	1,276	820	406	1,362	496	268	4,628
Exploration expense	98	109	121	125	289	143	885
Depreciation, depletion and amortisation	1,330	332	478	518	1,072	282	4,012
Other income/(costs)	(395)	(97)	(58)	(74)	(305)	(247)	(1,176)

Earnings before taxation	5,595	1,499	1,121	2,444	2,915	526	14,100
Taxation	2,454	1,026	403	1,849	1,028	185	6,945

Earnings from operations	3,141	473	718	595	1,887	341	7,155

Earnings from oil sands						–	–

a	Includes certain royalties paid in cash amounting to $1,700 million in 2003 (2002: $1,449 million; 2001: $1,364 million).

The Group share of associated companies’ earnings was $800 million in 2003 (2002: $541 million; 2001: $757 million) mainly in the USA $424 million (2002: $330 million; 2001: $303 million) and Asia Pacific $353 million (2002: $170 million; 2001: $428 million).

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

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2003, there were approximately 60 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the financial statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that maybe ultimately incurred, for the reasons described below. Based on the information currently available to management, and as discussed below, given the substantial uncertainties concerning the outcome of the material factual and legal issues relating to this litigation, management is currently unable to estimate the range of possible losses or any minimum loss.

G 34 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

The reasons for this determination can be summarized as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and the courts have yet to rule upon motions on substantive legal issues. Consequently, management does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages, claimed if any, or the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims, or if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2003 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) – a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. SOC has not perfected an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. SOC does not have any assets in Nicaragua.

In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. Subsequent to the year ending December 31, 2003, this district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States.

Subsequent to the year ending December 31, 2003 and prior to June 30, 2004, an additional Nicaraguan judgment was entered in the amount of $83 million in favour of 58 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described

Royal Dutch/Shell Group of Companies G 35
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

above. It is the opinion of management of the Group that these judgments are unenforceable in a U.S. court as a matter of law for the reasons set out in SOC’s declaratory judgment action described above. No reserves have been established for these judgments.

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

Subsequent to the year ended December 31, 2003 and, in connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints were filed in the United States District Court of New Jersey, the United States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

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

Some Group companies enter into derivatives such as interest rate swaps/ forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/ options, are used by some Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

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

G 36 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments – securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

29 Division of Group net assets between the Parent Companies and movements therein

The division of Group net assets and movements therein, including Group net income in accordance with Note 1, is as follows:

			$ million

		Royal	Shell
	Total	Dutch (60%)	Transport (40%)
	As restated	As restated	As restated

At January 1, 2001	57,616	34,570	23,046
Movements during the year 2001
Group net income	10,301	6,180	4,121
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,138	682	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,142	33,685	22,457

Movements during the year 2002
Group net income	9,656	5,794	3,862
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,221	2,533	1,688
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (Note 5)	757	455	302

At December 31, 2002	60,276	36,166	24,110

Movements during the year 2003
Group net income	12,313	7,387	4,926
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,653	3,991	2,662
Loss on sale of Parent Companies’ shares	(1)	(1)	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (Note 5)	6,200	3,720	2,480

At December 31, 2003	72,497	43,498	28,999

The above table is based on the Group’s US GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 32(c) for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net income and net assets. Note 36 shows the division of Group net assets and movements therein under Netherlands GAAP.

Royal Dutch/Shell Group of Companies G 37
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

Restatement of previously issued Financial Statements

									$ million

						Royal			Shell
						Dutch (60%)			Transport (40%)
	As originally reported	Adjustments	As restated	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated

At January 1, 2001	57,086	530	57,616	34,252	318	34,570	22,834	212	23,046
Movements during the year 2001
Group net income	10,852	(551)	10,301	6,511	(331)	6,180	4,341	(220)	4,121
Less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(551)	1,138	1,013	(331)	682	676	(220)	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	(18)	56,142	33,696	(11)	33,685	22,464	(7)	22,457

Movements during the year 2002
Group net income	9,419	237	9,656	5,651	143	5,794	3,768	94	3,862
Less: distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	237	4,221	2,390	143	2,533	1,594	94	1,688
Movement in Parent Companies’ shares held by Group companies net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	212	60,276	36,038	128	36,166	24,026	84	24,110

Cumulative adjustment prior to Second Reserves Restatement	380	(380)	(–)	228	(228)	(–)	152	(152)	(–)

	60,444	(168)	60,276	36,266	(100)	36,166	24,178	(68)	24,110

Movements during the year 2003:
Group net income	12,496	(183)	12,313	7,498	(111)	7,387	4,998	(72)	4,926
less: distributions to Parent Companies	(5,660)	–	(5,660)	(3,396)	–	(3,396)	(2,264)	–	(2,264)

Undistributed net income	6,836	(183)	6,653	4,102	(111)	3,991	2,734	(72)	2,662
Loss on sale of Parent Companies’ shares	(1)	–	(1)	(1)	–	(1)	–	–	–
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	–	(631)	(378)	–	(378)	(253)	–	(253)
Other comprehensive income (Note 5)	6,200	–	6,200	3,720	–	3,720	2,480	–	2,480

At December 31, 2003	72,848	(351)	72,497	43,709	(211)	43,498	29,139	(140)	28,999

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

G 38 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Financial Statements

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

Royal Dutch/Shell Group of Companies G 39
20-F/A (Amendment No. 2) 2003

Royal Dutch/Shell Group of Companies

Report of Registered Independent Public Accountants
on the Netherlands GAAP Financial Statements

We have audited the Netherlands GAAP Financial Statements of the Royal Dutch/ Shell Group of Companies for the years 2003, 2002 and 2001 (which include the notes on pages G5 to G39 and on pages G41 to G50). These Financial Statements are the responsibility of management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

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

In our opinion, the Financial Statements referred to above present fairly in all material respects the financial position of the Royal Dutch/ Shell Group of Companies as of December 31, 2003 and 2002 and of the results and the cash flows for each of the three years in the period ended December 31, 2003 in accordance with the accounting principles generally accepted in the Netherlands.

As discussed in Note 32(a) on pages G43 to G46, the Group has restated the comparative data for the two years ended December 31, 2002.

As discussed in Note 32(b) on pages G46 and G47, the Group restated its Financial Statements for the three years ended December 31, 2003, to correct for the impact of the Second Reserves Restatement.

/s/ KPMG Accountants N.V.

---------------------------------------------------------------
KPMG Accountants N.V.

The Hague — The Netherlands

Registered Independent public accountants

/s/ PricewaterhouseCoopers LLP

---------------------------------------------------------------
PricewaterhouseCoopers LLP

London — United Kingdom

Registered independent public accountants

May 22, 2004, except for Note 32(b) (Second Restatement of previously issued financial statements) which is as of March 3, 2005.

G 40 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Netherlands GAAP Financial Statements

Statement of Income (as restated)	$ million

	Note	2003	2002	2001

Sales proceeds		268,892	222,768	167,431
Sales taxes, excise duties and similar levies		67,164	56,167	42,070

Net proceeds		201,728	166,601	125,361
Cost of sales		167,956	138,235	98,475

Gross profit		33,772	28,366	26,886
Selling and distribution expenses		11,941	9,954	7,898
Administrative expenses		1,903	1,601	1,244
Exploration		1,476	1,073	910
Research and development		584	472	387

Operating profit of Group companies		17,868	15,266	16,447
Share of operating profit of associated companies	6	3,465	2,816	2,644

Operating profit		21,333	18,082	19,091
Interest and other income	7	1,973	758	1,059
Interest expense	8	1,381	1,364	1,133
Currency exchange gains/(losses)		(222)	(23)	(30)

Income before taxation		21,703	17,453	18,987
Taxation	9	9,446	7,742	8,360

Income after taxation		12,257	9,711	10,627
Income applicable to minority interests		366	175	326

Net income		11,891	9,536	10,301

Statement of Comprehensive Income and Parent Companies’ interest in Group net assets (as restated)				$ million

	Note	2003	2002	2001

Net income	36	11,891	9,536	10,301
Other comprehensive income, net of tax:	5
currency translation differences	19	5,102	2,432	(1,686)
unrealised gains/(losses) on securities		689	25	(143)
unrealised gains/(losses) on cash flow hedges		51	(225)	(14)
minimum pension liability adjustments		358	(1,475)	(127)

Comprehensive income		18,091	10,293	8,331
Distributions to Parent Companies	36	(5,660)	(5,435)	(9,163)
Increase in Parent Companies’ shares held, net of dividends received	22	(631)	(844)	(642)
Loss on sale of Parent Companies’ shares		(1)	–	–
Parent Companies’ interest in Group net assets:
At January 1		60,156	56,142	57,616
Cumulative effect of change in accounting policy		255	–	–

At January 1 after cumulative effect of change		60,411	56,142	57,616

Parent Companies’ interest in Group net assets at December 31	36	72,210	60,156	56,142

Royal Dutch/Shell Group of Companies G 41
20-F/A (Amendment No. 2) 2003

Netherlands GAAP Financial Statements

Statement of Assets and Liabilities (as restated)	$ million

		Dec 31,	Dec 31,
	Note	2003	2002

Fixed assets
Tangible assets	33	87,088	81,433
Intangible assets	33	4,448	4,576
Investments:
associated companies	6	19,371	17,945
securities	14	2,317	1,719
other		1,086	1,420

Total fixed assets		114,310	107,093

Other long-term assets	11	9,257	7,333

Current assets
Inventories	12	12,690	11,338
Accounts receivable	13	28,969	28,761
Cash and cash equivalents	14	1,952	1,556

Total current assets		43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	15	11,027	12,874
Accounts payable and accrued liabilities	17	32,347	32,189
Taxes payable	9	5,927	4,985
Dividends payable to Parent Companies		5,123	5,153

Total current liabilities		54,424	55,201

Net current assets/(liabilities)		(10,813)	(13,546)

Total assets less current liabilities		112,754	100,880

Long-term liabilities: amounts due after more than one year
Long-term debt	34	9,100	9,887
Other	18	6,054	6,174

		15,154	16,061

Provisions
Deferred taxation	9	13,093	12,551
Pensions and similar obligations	20	4,927	5,016
Decommissioning and restoration costs	23	3,955	3,528

		21,975	21,095

Group net assets before minority interests		75,625	63,724
Minority interests		3,415	3,568

Net assets		72,210	60,156

Statement of Cash Flows

The differences in accounting policy between Netherlands GAAP and US GAAP do not affect the underlying cash flows of the Group and therefore a separate Statement of Cash Flows is not presented under Netherlands GAAP. Reference is made to the Statement of Cash Flows presented on page G4.

G 42 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

31 Basis of Presentation of Group Financial Statements under Netherlands GAAP

These Financial Statements have been prepared in conformity with generally accepted accounting principles in the Netherlands (Netherlands GAAP). These accounting principles are consistent with the accounting principles applied in the preparation of the Group’s Financial Statements prepared in conformity with generally accepted accounting principles in the United States (US GAAP), as set out in the Group accounting policies on pages G9 to G13, except as set forth below. The Notes to the Financial Statements prepared in conformity with US GAAP appearing on pages G5 to G39 are an integral part of these Financial Statements prepared under Netherlands GAAP.

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

Reconciliations of Group net assets and net income presented in the Group Financial Statements prepared in conformity with US GAAP (presented on pages G2 to G4) to Group net assets and net income in these Group Financial Statements, which have been prepared in conformity with Netherlands GAAP, are presented in Note 32(c). Additionally, the division of Group net assets and movements therein, including movements resulting from Group net income and distributions to Parent Companies, determined in conformity with Netherlands GAAP, are presented in Note 36.

32(a) Changes in accounting policies and First Restatement of comparative data

The Group accounting policies under Netherlands GAAP have been changed from the policies used in previous Financial Statements to correct inappropriate departures from Netherlands GAAP relating to:

(i)	the accounting for certain inventories in North America under the LIFO method, which in combination with the adoption of FIFO as the basis for accounting of the Group’s inventories in the rest of the world is not an acceptable method under Netherlands GAAP (note that the Group has also made a change in accounting policy under US GAAP in 2003 to eliminate the use of the LIFO method – see Note 2(a)). Net income for 2002 has increased by $511 million (2001: decreased by $446 million). Net assets at December 31, 2002 have increased by $850 million;

(ii)	the failure to amortise goodwill, which is required under Netherlands GAAP. Net income for 2002, and net assets at December 31, 2002, have decreased by $120 million. There is no impact for 2001; and

(iii)	the failure to include certain assets and debt, relating principally to power generation contracts (“tolling agreements”) and lease contracts, in the Group’s balance sheet, as required under Netherlands GAAP (note that the Group has also made a change in accounting policy under US GAAP in 2003 to include these amounts in its balance sheet – see Note 2(a)). There is no impact on prior period net income or net assets.

The restatement of the Financial Statements also gives effect to changes in accounting policy relating to exploration costs and certain gas contracts, as discussed in Note 2(a) as corrections under US GAAP. This change aligns the Group accounting policy under Netherlands

Royal Dutch/Shell Group of Companies G 43
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

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

G 44 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

Quantitative information concerning the effect of the above changes in accounting policies and adjustments is set forth in the tables below and additional information is contained in Note 2(a) on pages G5 to G8.

Statement of Income							$ million

	2002									2001

						Restated								Restated
			First			prior to						First		prior to
	As originally		Reserves			policy	Exploration	Gas	As	As originally		Reserves		policy	Exploration	As
	reported		Restatement	Inventories	Goodwill	elections	costs	contracts	restated	reported		Restatement	Inventories	elections	costs	restated

Net proceeds	166,717	[a]	(52)	–	–	166,665	–	(64)	166,601	125,441	[a]	(80)	–	125,361	–	125,361
Cost of sales	138,500	[a]	114	(617)	120	138,117	–	–	138,117	98,069	[a]	4	308	98,381	–	98,381
Exploration	991		–	–	–	991	82	–	1,073	882		7	–	889	21	910
Other operating expenses	12,027		–	–	–	12,027	–	–	12,027	9,529		–	–	9,529	–	9,529
Share of operating profit of associated companies	2,624		–	198	–	2,822	–	–	2,822	3,041		18	(413)	2,646	–	2,646

Operating profit	17,823		(166)	815	(120)	18,352	(82)	(64)	18,206	20,002		(13)	(721)	19,208	(21)	19,187
Net interest expense and currency exchange gains/ losses	629		–	–	–	629	–	–	629	104		–	–	104	–	104

Income before taxation	17,194		(166)	815	(120)	17,723	(82)	(64)	17,577	19,898		(73)	(721)	19,104	(21)	19,083
Taxation	7,617		(165)	290	–	7,842	(21)	(25)	7,796	8,694		(27)	(256)	8,411	(7)	8,404
Income applicable to minority interests	158		7	14	–	179	–	–	179	352		(4)	(19)	329	–	329

Net income	9,419		(178)	511	(120)	9,702	(61)	(39)	9,602	10,852		(42)	(446)	10,364	(14)	10,350

a	Including the effect of reclassification of certain amounts following implementation of US accounting guidance EITF Issue No. 02–03 (see Note 3), which had no impact on the net income.

Statement of Assets and Liabilities									$ million

	December 31, 2002

						Restated
		First				prior to
	As originally	Reserves			Long-term	policy	Exploration	Gas	As
	reported	Restatement	Inventories	Goodwill	commitments	elections	costs	contracts	restated

Fixed assets
Tangible assets	79,390	(467)	–	–	3,070	81,993	(236)	–	81,757
Intangible assets	4,696	–	–	(120)	–	4,576	–	–	4,576
Investments	20,760	2	325	–	–	21,087	–	–	21,087
Other long-term assets	7,299	–	–	–	–	7,299	–	34	7,333
Inventories	10,298	–	1,040	–	–	11,338	–	–	11,338
Other current assets	30,248	–	–	–	–	30,248	–	69	30,317
Current liabilities	55,115	–	–	–	–	55,115	–	86	55,201
Long-term liabilities
Long-term debt	6,817	–	–	–	3,070	9,887	–	–	9,887
Other	6,118	–	–	–	–	9,188	–	56	6,174
Provisions
Deferred taxation	12,471	(186)	492	–	–	12,777	(81)	–	12,696
Pensions and decommissioning	8,544	–	–	–	–	8,544	–	–	8,544
Minority interests	3,562	(3)	23	–	–	3,582	–	–	3,582

Net assets	60,064	(276)	850	(120)	–	60,518	(155)	(39)	60,324

Royal Dutch/Shell Group of Companies G 45
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

Parent Companies’ interest in Group net assets		$ million

	2002	2001

At December 31 as previously reported	60,064	56,160
Effect of the adjustments:
Interest at the beginning of the year
Cumulative effect of First Reserves Restatement	(164)	(122)[a]
Cumulative effect of change in policy for inventories	339	783 [a]

Total before elective changes	60,239	56,821
Cumulative effect of exploration costs change	(91)	(78)[a]

	60,148	56,743
Net income for the year
First Reserves Restatement	(108)	(42)
Change in policy for inventories	511	(446)
Goodwill change	(120)	–

Total before elective changes	60,431	56,255
Exploration costs change	(61)	(14)
Gas contracts change	(39)	–

	60,331	56,241
Currency translation differences for the year	(7)	3

At December 31 as restated	60,324	56,244

a	Cumulative effect as at January 1, 2001.

32(b) Second Restatement of previously issued financial statements

Errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of the overstatement of proved reserves as corrected by the Second Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2003, 2002 and 2001.

Quantitative information concerning the effect of the above adjustments is set forth in the tables below and additional information is contained in Note 2(b) on pages G8 to G9.

Statement of Income									$ million

			2003			2002			2001

		Second			Second			Second
	As originally	Reserves		As previously	Reserves		As previously	Reserves
	reported	Restatement	As restated	restated	Restatement	As restated	restated	Restatement	As restated

Net proceeds	201,728	–	201,728	166,601	–	166,601	125,361	–	125,361
Cost of sales	167,667	289	167,956	138,117	118	138,235	98,381	94	98,475
Exploration	1,476	–	1,476	1,073	–	1,073	910	–	910
Other operating expenses	14,428	–	14,428	12,027	–	12,027	9,529	–	9,529
Share of operating profit of associated companies	3,484	(19)	3,465	2,822	(6)	2,816	2,646	(2)	2,644

Operating profit	21,641	(308)	21,333	18,206	(124)	18,082	19,187	(96)	19,091
Net interest (income)/ expense and currency exchange (gains)/ losses	(370)	–	(370)	629	–	629	104	–	104

Income before taxation	22,011	(308)	21,703	17,577	(124)	17,453	19,083	(96)	18,987
Taxation	9,572	(126)	9,446	7,796	(54)	7,742	8,404	(44)	8,360
Minority interests	365	1	366	179	(4)	175	329	(3)	326

Net income	12,074	(183)	11,891	9,602	(66)	9,536	10,350	(49)	10,301

The total impact of the Reserves Restatement is a reduction in net income of $183 million in 2003 (2002: $174 million; 2001: $91 million).

Statement of Assets and Liabilities						$ million

	December 31, 2003			December 31, 2002

	As originally	Second Reserves		As previously	Second Reserves
	reported	Restatement	As restated	restated	Restatement	As restated

Fixed assets
Tangible	87,701	(613)	87,088	81,757	(324)	81,433
Intangible	4,448	–	4,448	4,576	–	4,576
Investments	22,787	(13)	22,774	21,087	(3)	21,084
Other long-term assets	9,257	–	9,257	7,333	–	7,333
Current assets	43,611	–	43,611	41,655	–	41,655
Current liabilities	54,424	–	54,424	55,201	–	55,201
Long-term liabilities	15,154	–	15,154	16,061	–	16,061
Provisions
Deferred taxation	13,355	(262)	13,093	12,696	(145)	12,551
Pensions and decommissioning	8,882	–	8,882	8,544	–	8,544
Minority interests	3,428	(13)	3,415	3,582	(14)	3,568

Net assets	72,561	(351)	72,210	60,324	(168)	60,156

G 46 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

Parent Companies’ Interest in Group net assets			$ million

	2003	2002	2001

At December 31 as previously restated (except for 2003)	72,561	60,324	56,244
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102)	(53)[a]
Net income for the year	(183)	(66)	(49)

At December 31 as restated	72,210	60,156	56,142

a	Cumulative effect as at January 1, 2001.

The total impact of the Reserves Restatement is a reduction in Group net assets of $351 million at December 31, 2003 (2002: $444 million; 2001: $266 million).

32(c) Reconciliation between US GAAP and Netherlands GAAP (as restated)

Please refer to the Notes to the Financial Statements prepared in accordance with US GAAP on pages G5 to G39. The following table provides a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets.

					$ million

	Net Income			Net assets

				Dec 31,	Dec 31,
	2003	2002	2001	2003	2002

In accordance with US GAAP	12,313	9,656	10,301	72,497	60,276
Adjustment for Netherlands GAAP:
Goodwill amortisation	(167)	(120)	–	(287)	(120)
Cumulative effect of change in accounting for asset retirement obligations	(255)	–	–	–	–
Long-term commitments	–	–	–	–	–

In accordance with Netherlands GAAP	11,891	9,536	10,301	72,210	60,156

Where applicable, differences between Netherlands GAAP and US GAAP affecting these Notes are disclosed below.

The above table should be used to understand the differences in the movements in the Group’s net assets found in Notes 29 and 36 as the tables are prepared based on US GAAP and Netherlands GAAP respectively.

33 Tangible and intangible fixed assets (as restated)

$ million

	2003

						2002
			Other	Total	Total	Total
	Tangible	Goodwill	intangibles	intangibles	Group	Group

Cost
At January 1	160,569	3,500	2,958	6,458	167,027	122,185
Capital expenditure	12,005	33	214	247	12,252	12,102
Assets assumed on acquisitions (Enterprise Oil, Pennzoil-Quaker State
and DEA and additional shares in Equilon)	(28)	418	(266)	152	124	23,285
Sales, retirements and other movements	(4,875)	(51)	(38)	(89)	(4,964)	(465)
Currency translation differences	14,014	111	130	241	14,255	9,920

At December 31	181,685	4,011	2,998	7,009	188,694	167,027

Depreciation
At January 1	79,136	1,296	586	1,882	81,018	68,296
Depreciation, depletion and amortisation charge	11,289	296	293	589	11,878	8,859
Sales, retirements and other movements	(3,680)	(29)	(2)	(31)	(3,711)	(1,524)
Currency translation differences	7,852	60	61	121	7,973	5,387

At December 31	94,597	1,623	938	2,561	97,158	81,018

Net 2003	87,088	2,388	2,060	4,448	91,536

2002	81,433	2,204	2,372	4,576		86,009

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

Royal Dutch/Shell Group of Companies G 47
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

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

35 Information by geographical area and by industry segment

See Note 24 prepared under US GAAP. The difference under Netherlands GAAP for net income, arises from increased depreciation, depletion and amortisation in 2002 and 2003 as shown in Note 33 (the majority of which relates to the Oil Products segment) and from the treatment in 2003 of a change in accounting for asset retirement obligations as described on page G43. The difference in tangible fixed assets at December 31, 2002 and in goodwill at December 31, 2002 and 2003 is shown in Note 33 and the difference in total liabilities at December 31, 2002 is shown in Note 34.

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

G 48 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

Division of Group net assets and movements therein, including Group net income			$ million

		Royal	Shell
		Dutch	Transport
	Total	(60%)	(40%)
	As restated	As restated	As restated

At January 1, 2001	57,616	34,570	23,046
Movements during the year 2001:
Group net income	10,301	6,180	4,121
less: distributions to Parent Companies	(9,163)	(5,498)	(3,665)

Undistributed net income	1,138	682	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	(385)	(257)
Other comprehensive income (see Note 5)	(1,970)	(1,182)	(788)

At December 31, 2001	56,142	33,685	22,457

Movements during the year 2002:
Group net income	9,536	5,722	3,814
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,101	2,461	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 5)	757	455	302

At December 31, 2002	60,156	36,094	24,062
Cumulative effect of a change in accounting policy	255	153	102

At January 1, 2003	60,411	36,247	24,164
Movements during the year 2003:
Group net income	11,891	7,134	4,757
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,231	3,738	2,493
Loss on sale of Parent Companies’ shares	(1)	(1)	–
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (see Note 5)	6,200	3,720	2,480

At December 31, 2003	72,210	43,326	28,884

The above table is based on the Group’s Netherlands GAAP results. See the “Reconciliation between US GAAP and Netherlands GAAP” table in Note 32(c) for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net income and net assets. Note 29 shows the division of Group net assets and movements therein under US GAAP.

Parent Companies’ interest in Group net assets			$ million

	2003	2002	2001
	As restated	As restated	As restated

Invested by Parent Companies	741	741	741
Retained earnings of Group companies	74,619	68,134	64,033
Parent Companies’ shares held, net of dividends received (Note 22)	(3,428)	(2,797)	(1,953)
Cumulative currency translation differences	1,208	(3,894)	(6,326)
Unrealised gains/(losses) on:
securities (Note 14)	700	11	(14)
cash flow hedges	(188)	(239)	(14)
Minimum pension liability adjustments	(1,442)	(1,800)	(325)

Balance at December 31	72,210	60,156	56,142

The reduction in retained earnings of Group companies at December 31, 2003 of $287 million (2002: $120 million) compared with Note 4 prepared in accordance with US GAAP, relates to the amortisation of goodwill under Netherlands GAAP.

Royal Dutch/Shell Group of Companies G 49
20-F/A (Amendment No. 2) 2003

Notes to the Netherlands GAAP Financial Statements

Restatement of this information as presented in previously issued Financial Statements (see Note 32)

									$ million

	Total			Royal Dutch (60%)			Shell Transport (40%)

	As previously		As	As previously		As	As previously		As
	reported	Adjustments	restated	reported	Adjustments	restated	reported	Adjustments	restated

At January 1, 2001	57,086	530	57,616	34,252	318	34,570	22,834	212	23,046
Movements during the year 2001:
Group net income	10,852	(551)	10,301	6,511	(331)	6,180	4,341	(220)	4,121
less: distributions to Parent Companies	(9,163)	–	(9,163)	(5,498)	–	(5,498)	(3,665)	–	(3,665)

Undistributed net income	1,689	(551)	1,138	1,013	(331)	682	676	(220)	456
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(642)	–	(642)	(385)	–	(385)	(257)	–	(257)
Other comprehensive income (See Note 5)	(1,973)	3	(1,970)	(1,184)	2	(1,182)	(789)	1	(788)

At December 31, 2001	56,160	(18)	56,142	33,696	(11)	33,685	22,464	(7)	22,457

Movements during the year 2002:
Group net income	9,419	117	9,536	5,651	71	5,722	3,768	46	3,814
less: distributions to Parent Companies	(5,435)	–	(5,435)	(3,261)	–	(3,261)	(2,174)	–	(2,174)

Undistributed net income	3,984	117	4,101	2,390	71	2,461	1,594	46	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	–	(844)	(507)	–	(507)	(337)	–	(337)
Other comprehensive income (See Note 5)	764	(7)	757	459	(4)	455	305	(3)	302

At December 31, 2002	60,064	92	60,156	36,038	56	36,094	24,026	36	24,062

Cumulative adjustment prior to Second Restatement	260	(260)	(–)	156	(156)	(–)	104	(104)	(–)
Cumulative effect of a change in accounting policy	255	–	255	153	–	153	102	–	102

	60,579	(168)	60,411	36,347	(100)	36,247	24,232	(68)	24,164
Movements during the year 2003:
Group net income	12,074	(183)	11,891	7,244	(110)	7,134	4,830	(73)	4,757
less: distributions to Parent Companies	(5,660)	–	(5,660)	(3,396)	(–)	(3,396)	(2,264)	(–)	(2,264)

Undistributed net income	6,414	(183)	6,231	3,848	(110)	3,738	2,566	(73)	2,493
Loss on sale of Parent Companies’ shares	(1)	–	(1)	(1)	–	(1)	–	–	–
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	–	(631)	(378)	–	(378)	(253)	–	(253)
Other comprehensive income (Note 5)	6,200	–	6,200	3,721	(1)	3,720	2,479	1	2,480

At December 31, 2003	72,561	(351)	72,210	43,537	(211)	43,326	29,024	(140)	28,884

G 50 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Preliminary Note: The information contained in this section constitutes a restatement of the information contained under the same heading in the Original Form 20-F. The restatement is described more fully below under “Recategorisation and restatement of unaudited proved reserves volumes”.

Reserves

Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages G60 through G65. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, ie, prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

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

Second Half Review

As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1,371 million boe previously booked at December 31, 2003 as proved reserves have been recategorised as not proved (this was also the subject of the announcement made on February 3, 2005 and herein). These changes are reflected in the further restatement of proved reserves and the standardised measure of future cash flows contained herein (the Second Reserves Restatement).

The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and First Reserves Restatement, and in light of the report of Davis, Polk & Wardwell to the Group Audit Committee. These actions were designed to strengthen the controls relating to the reporting of proved reserves and included the following:

–	The Group’s reserves reporting guidelines have been revised to comply with SEC requirements and published SEC staff guidance.

–	The Group implemented a program to train approximately 3,000 staff members in the revised proved reserve guidelines. This training effort was substantially completed during the fourth quarter of 2004.

–	Beginning in July 2004, asset teams in each operating unit, using the revised guidelines and in some cases assisted by external consultants, undertook a reservoir-by-reservoir review of the Group’s proved reserve base as part of its annual reserves determination process.

1	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Royal Dutch/Shell Group of Companies G 51
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

–	Teams from Group internal audit, assisted by separate external consultants, conducted on-site reviews to evaluate compliance of reported volumes with SEC requirements, as well as the functioning of the reserves control framework and governance. For 2004, this audit process covered approximately 90% of the Group’s proved reserves originally reported in the 2003 Form 20-F as filed on June 30, 2004 (14,350 million boe). The findings of Group internal audit are reported directly to management and the Group Audit Committee.

–	All changes to proved reserves, have been agreed by the Regional Reserves Committee and the Global Reserves Committee and reviewed by the Executive Committee, the Group Audit Committee and the boards of the Parent Companies.

See “Controls and Procedures – Remedial Actions” for an additional discussion of the remedial actions taken following the First Half Review and in light of the report to the Group Audit Committee of Davis, Polk & Wardwell.

Reserves Restatement

The cumulative effects of the First Reserves Restatement and Second Reserves Restatement (collectively, the Reserves Restatement) are set forth in the reconciliation table on pages G57 to G58 and in the tables on pages G60 to G65, which reflect a restatement of the Group’s unaudited proved reserve volumes for the three years ended December 31, 2001, December 31, 2002 and December 31, 2003, as well as a restatement of the standardised measure of discounted future cash flows.

In addition to the reduction in proved reserves set out in the tables on pages G60 to G65, the Reserves Restatement reflects changes in the timing of the initial booking or de-booking of certain proved reserves. Approximately 930 million boe of proved reserves situated in the West Africa Deep Water province and Australia (North West Shelf) were compliant with proved reserves definitions as at December 31, 2002, but the First Half Review has indicated that the original bookings in 2000 and prior years were made in advance of a sufficient investment commitment and/or assurance of market availability to support the booking. These changes bring the timing of these proved reserves additions into line with commitments to investment and/or contractual product sales, most of which were made in the period 1999 to 2002. Accordingly, these quantities do not change the total reduction in proved reserves as at December 31, 2002, because they qualified as proved reserves at that date, although they do affect the trend of reserves bookings over the period covered by this report and affect calculation of the reserves replacement ratio.

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

G 52 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

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

Technical definition

Volumes of hydrocarbons were booked as proved reserves with respect to some projects prior to the development of sufficient data to meet certain technical requirements established by the SEC staff in interpreting the definition of “reasonable certainty” in Rule 4-10. The primary examples are:

–	Lowest Known Hydrocarbon: In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 generally on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. This volume was estimated to be 172 million boe at the end of 2003 and has been accounted for as a revision during the year 2003. It has not been included in the Reserves Restatement for prior years.

–	Proved Area – Lateral Extent: In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. This volume was estimated to be 180 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years. The 2003 reserves additions as announced on February 5, 2004 were also reduced by approximately 180 million boe as a result of these issues.

–	Improved Recovery – Availability of Suitable Analogues: In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of either qualifying analogues or sufficient performance proof. SEC guidance requires “reasonable certainty” that the processes would be effective in the specific reservoirs concerned. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through restatement of proved reserves for prior years.

–	Recovery Factor Forecasting Methodology: In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance, as seen principally in decline curve analysis, to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves. This volume was estimated to be 160 million boe at the end of 2003 and substantially all has been accounted for through the revisions occurring during the year 2003.

–	Economic Producibility: In some cases, proved reserves may have been assigned to reservoirs in the absence of information from a combination of electrical and other type logs and core analyses sufficient to indicate the reservoirs were analogous to similar reservoirs in the same field which were producing or had demonstrated the ability to produce on a formation test. However, there were no material instances of reserves being debooked solely for this reason.

Royalty

For the years ended 1999 to 2002, proved reserves and production had been recorded with respect to royalties paid in cash on properties in Canada. These have now been removed from proved reserves, resulting in a reduction in unaudited proved reserves of 103 million boe at December 31, 2003 and 89 million boe at December 31 2002, and a reduction in production of 9 million boe for 2003 and 14 million boe for 2002.

Second Reserves Restatement

Lowest Known Hydrocarbon
In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. The volume identified in the Second Half Review was estimated to be 71 million boe at the end of 2003 (5% of the Second Reserves

Royal Dutch/Shell Group of Companies G 53
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Restatement) and has been accounted for as a revision during 2003. Africa accounts for 60% of this volume followed by Asia Pacific (25%) and Europe (15%).

Proved Area – Lateral Extent

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

Improved Recovery – Availability of Suitable Analogues

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

Recovery Factor Forecasting Methodology

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

Other Reasons

In some cases, volumes have been removed from proved reserves for other reasons, principally lack of investment commitment. The volume identified in the Second Half Review was approximately 73 million boe at the end of 2003 (5% of the Second Reserves Restatement).

Effect of Reserves Restatement

The tables on pages G60 to G65 show restated amounts of unaudited proved reserve volumes and a restated calculation of the standardised measure of discounted future net cash flows for 2003, 2002 and 2001 giving effect to First Reserves Restatement and Second Reserves Restatement. The allocation to particular years of quantities to be removed from the proved reserves category for some of the mature producing areas has involved the use of estimates as to timing, owing to the practical difficulties in associating particular volumes with particular projects at specific times in the past. Effect has been given to the Reserves Restatement through the removal of proved reserves either in the year in which those reserves were originally booked or the year during which those reserves no longer constituted proved reserves under the SEC rules, as applicable. The table on pages G57 to G58 presents a statement of proved reserves (or standardised measure) as originally reported, the effects of the First Reserves Restatement and the Second Reserves Restatement on the opening reserves or standardised measure balances for each year concerned, the effect of the First Reserves Restatement and the Second Reserves Restatement on movements during each year and the restated closing balance.

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

The effect of the Reserves Restatement on unaudited proved reserve volumes and the standardised measure for each of the years covered by this report is summarised as follows:

Year ended December 31, 2003

At December 31, 2003 (and January 1, 2004), the aggregated effect on unaudited proved reserve volumes of the Reserves Restatement (consisting solely of the Second Reserves Restatement because the First Half Review did not give rise to a 2003 restatement) was 1,371 million boe, comprising 791 million barrels of crude oil and natural gas liquids and 3,362 thousand million standard cubic feet of gas. This amounts to 10% of the total proved reserves originally stated in the 2003 Form 20-F as originally filed (14,350 million boe). Of the total proved reserves restated, 93% (1,271 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 43% of the total had been in the proved developed reserves category and 57% had been categorised as proved

G 54 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

undeveloped reserves. Africa accounts for 38% of the restatement, Europe 28%, Asia Pacific 21%, Middle East 7%, USA 1% and Other Western Hemisphere 6%. Please refer to the narrative above for explanation of the principal reasons for the Second Reserves Restatement. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserve volumes that was accounted for as proved developed reserves at that date increased from 56%, as originally stated, to 57%.

The Reserves Restatement gave rise to an estimated reduction of $5,672 million in the standardised measure of discounted future net cash flow for Group companies and a further $327 million for associated companies. Together, these effects equate to approximately 10% of the total standardised measure that was originally stated at that date.

The effect of the combined Reserves Restatement on the standardised measure of discounted future net cash flows on 2002 and earlier years is disproportionately low (17% in 2002) compared with the effect on proved reserves (31% in 2002) primarily due to the fact that particularly for the First Reserves Restatement many of the volumes affected are located in relatively low margin operating areas and that the majority are undeveloped (the cost of development for these reserves tends to suppress the standardised measure of these volumes, as compared to the standardised measure for volumes that have already been developed).

The effect of the Second Reserves Restatement on the standardised measure of discounted future cash flows for year end 2003 (10%) is the same as the effect on proved reserves (10%). The volumes affected are not located primarily in low margin areas and there is a higher percentage of proved developed volumes than in the First Restatement.

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

Royal Dutch/Shell Group of Companies G 55
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

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

Years prior to 2000

In certain cases, the affected unaudited proved reserve volumes have been removed from the proved category in years prior to 2000. Although not tabulated in detail in this report, a summary of the estimated effects on prior years is as follows:

•	at December 31, 1999 (and January 1, 2000), the aggregated effect on proved reserves of the Reserves Restatement was 5,207 million boe, comprising 2,802 million barrels of crude oil and natural gas liquids and 13,947 thousand million standard cubic feet of gas. This amounts to 26% of the total proved reserves originally stated at that date (19,868 million boe). Of the total aggregated effect, 89% (4,630 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 19% of the total had been in the proved developed reserves category and 81% had been categorised as proved undeveloped reserves. Africa accounts for 47% of the total restatement, Asia Pacific 32%, Middle East 11%, Europe 5%, and Other Western Hemisphere 5%. Various properties in Nigeria accounted for 47% of the restated volume at that date, Australia accounted for 22%. The effect of applying year-end pricing accounted for 10% of the total;

•	at December 31, 1998 (and January 1, 1999), the aggregate effect on proved reserves of the Reserves Restatement was 4,111 million boe, comprising 2,314 million barrels of crude oil and natural gas liquids and 10,423 thousand million standard cubic feet of gas. This amounts to 20% of the total proved reserves originally stated at that date (20,455 million boe). Of the total aggregate effect, 85% (3,501 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 17% of the total had been in the proved developed reserves category and 83% had been categorised as proved undeveloped reserves. Africa accounts for 57% of the total restatement, Asia Pacific 39%, and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date; and

•	at December 31, 1997 (January 1, 1998), the aggregate effect on proved reserves of the Reserves Restatement was 3,462 million boe, comprising 1,776 million barrels of crude oil and natural gas liquids and 9,779 thousand million standard cubic feet of gas. This amounts to 19% of the total proved reserves originally stated at that date (19,359 million boe). Of the total aggregate effect, 83% (2,883 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 9% of the total had been in the proved developed reserves category and 91% had been categorised as proved undeveloped reserves. Africa accounts for 52% of the total restatement, Asia Pacific 45% and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date.

Reserves replacement ratio

For the three years covered by this report (2001 – 2003), after giving effect to the Reserves Restatement, the proved oil and natural gas reserves replacement ratio (net additions to proved reserves as a percentage of production) for these three years is 79% (77% for oil, including natural gas liquids, and 82% for gas).

The five-year (1999 – 2003) reserves replacement ratio is 51% (54% for oil, including natural gas liquids, and 46% for gas).

These figures include both Group and associated companies, they include minority interests in Group companies and they include the effects of acquisitions and divestment. They exclude any contribution from oil sands projects, which do not qualify as oil and gas producing activities.

G 56 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Reconciliation of previously reported Supplementary information – Oil and Gas

The following tables set forth the effect of the First Reserves Restatement and the Second Reserves Restatement on (i) the proved developed and undeveloped crude oil and nature gas reserves and natural gas reserves of Group companies and the Group Share of associated companies at December 31, 2003, 2002 and 2001 (ii) the standardised measure of discounted future net cash flows at each such date and (iii) a geographic analysis of each of the First Reserves Restatement and the Second Reserves Restatement.

Reconciliation of Proved Reserve Volumes and Standardised Measure

	million barrels								thousand million standard cubic feet[a]								$ million

	Reserves: Crude oil and natural gas liquids								Reserves: Natural gas

	Proved developed and								Proved developed and								Standardised measure of discounted
	undeveloped reserves				Proved developed reserves				undeveloped reserves				Proved developed reserves				future cash flows

	2003	2002	2001		2003	2002	2001		2003	2002	2001		2003	2002	2001		2003	2002	2001

Group companies
As originally reported at December 31		9,026	8,544			3,959	3,734			48,240	50,613			22,530	23,938			65,702	45,878
Effect of the First Reserves Restatement
Amounts at beginning of year		(2,437)	(2,658	) [b]		(202)	(255	) [b]		(8,554)	(9,389	) [b]		(1,088)	(1,299	) [b]		(5,464)	(6,083)[b]
Movements during the year		(184)	221			(73)	53			604	835			(80)	211			124	619

Total	5,723	(2,621)	(2,437)		3,512	(275)	(202)		41,601	(7,950)	(8,554)		20,490	(1,168)	(1,088)		53,844	(5,340)	(5,464)

At December 31, as previously restated		6,405	6,107			3,684	3,532			40,290	42,059			21,362	22,850			60,362	40,414
Effect of the Second Reserves Restatement
Amounts at beginning of year	(623)	(507)	(449)[b]		(168)	(145)	(79)[b]		(2,533)	(1,529)	(1,563	) [b]	(1,401)	(1,453)	(1,367	) [b]	(5,202)	(2,504)	(1,988)
Movements during the year	(91)	(116)	(58)		(75)	(23)	(66)		(698)	(1,004)	34		(101)	52	(86)		(470)	(2,698)	(516)

Total	(714)	(623)	(507)		(243)	(168)	(145)		(3,231)	(2,533)	(1,529)		(1,502)	(1,401)	(1,453)		(5,672)	(5,202)	(2,504)

At December 31 as restated	5,009	5,782	5,600		3,269	3,516	3,387		38,370	37,757	40,530		18,988	19,961	21,397		48,172	55,160	37,910

Group share of associated companies
As originally reported at December 31		1,107	925			667	598			5,198	5,216			2,072	1,806			7,070	3,888
Effect of the First Reserves Restatement
Amounts at beginning of year		(206)	(186)[b]			(6)	(6)[b]			(2,397)	(2,209	) [b]		(13)	(14)[b]			(1,005)	(1,153)[b]
Movements during the year		32	(20)			(2)	–			611	(188)			(212)	1			(303)	148

Total	882	(174)	(206)		672	(8)	(6)		3,319	(1,786)	(2,397)		1,914	(225)	(13)		5,828	(1,308)	(1,005)

At December 31, as previously restated		933	719			659	592			3,412	2,819			1,847	1,793			5,762	2,883
Effect of the Second Reserves Restatement
Amounts at beginning of year	(75)	(55)	(53)[b]		(73)	(54)	(52)[b]		(104)	187	182[b]		(16)	18	88[b]		(162)	(28)	(45)[b]
Movements during the year	(2)	(20)	(2)		(9)	(19)	(2)		(27)	(291)	5		(17)	(34)	(70)		(165)	(134)	17

Total	(77)	(75)	(55)		(82)	(73)	(54)		(131)	(104)	187		(33)	(16)	18		(327)	(162)	(28)

At December 31 as restated	805	858	664		590	586	538		3,188	3,308	3,006		1,881	1,831	1,811		5,501	5,600	2,855

Geographical analysis of the effect of First Reserves Restatement

	million barrels						thousand million standard cubic feet[a]						$ million

	Reserves: Crude oil and natural gas liquids						Reserves: Natural gas[a]

	Proved developed and						Proved developed and						Standardised measure of discounted
	undeveloped reserves			Proved developed reserves			undeveloped reserves			Proved developed reserves			future cash flows

	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]

Group companies
Europe		(147)	(27)		(2)	(2)		(1,570)	(1,195)		(44)	(44)		(1,493)	(869)
Africa[c]		(1,409)	(1,745)		(235)	(141)		(1,259)	(1,478)		(528)	(376)		(1,146)	(3,103)
Asia Pacific[d]		(101)	(116)		(20)	(29)		(4,197)	(5,159)		(15)	(128)		(1,066)	(909)
Middle East, Russia, CIS[e]		(854)	(494)		15	(10)		(499)	(289)		(254)	(184)		(1,392)	(531)
USA		–	–		–	–		–	–		–	–		–	–
Other Western Hemisphere		(110)	(55)		(33)	(20)		(425)	(433)		(327)	(356)		(243)	(52)

Total		(2,621)	(2,437)		(275)	(202)		(7,950)	(8,554)		(1,168)	(1,088)		(5,340)	(5,464)

Group share of associated companies
Europe		–	–		–	–		–	–		–	–		–	–
Africa[c]		–	–		–	–		–	–		–	–		–	–
Asia Pacific[d]		(174)	(205)		(8)	(6)		(1,786)	(2,397)		(225)	(13)		(1,308)	(1,005)
Middle East, Russia, CIS[e]		–	(1)		–	–		–	–		–	–		–	–
USA		–	–		–	–		–	–		–	–		–	–
Other Western Hemisphere		–	–		–	–		–	–		–	–		–	–

Total		(174)	(206)		(8)	(6)		(1,786)	(2,397)		(225)	(13)		(1,308)	(1,005)

a	These quantities have not been adjusted to standard heat content.

b	Cumulative effect of Reserves Restatement as at January 1, 2001.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Royal Dutch/Shell Group of Companies G 57
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Geographical analysis of the effect of the Second Reserves Restatement

	million barrels						thousand million standard cubic feet[a]						$ million

	Reserves: Crude oil and natural gas liquids						Reserves: Natural gas

	Proved developed and						Proved developed and						Standardised measure of discounted
	undeveloped reserves			Proved developed reserves			undeveloped reserves			Proved developed reserves			future cash flows

	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]	2003	2002	2001[b]

Group companies
Europe	(168)	(111)	(65)	(94)	(64)	(35)	(1,242)	(762)	(505)	(873)	(589)	(442)	(1,499)	(1,343)	(654)
Africa[c]	(374)	(379)	(363)	(102)	(64)	(62)	(835)	(152)	(141)	(208)	(446)	(441)	(2,614)	(2,910)	(1,484)
Asia Pacific[d]	(15)	(15)	(19)	(10)	(5)	(4)	(1,011)	(1,132)	(425)	(395)	(370)	(331)	(564)	(556)	(202)
Middle East, Russia, CIS[e]	(94)	(38)	(40)	(34)	(33)	(33)	(6)	–	–	(3)	–	–	(552)	7	31
USA	(3)	(3)	(3)	(2)	(2)	–	(32)	(32)	(31)	(4)	(5)	–	(52)	(37)	(27)
Other Western Hemisphere	(60)	(77)	(17)	(1)	–	(11)	(105)	(455)	(427)	(19)	9	(239)	(391)	(363)	(168)

Total	(714)	(623)	(507)	(243)	(168)	(145)	(3,231)	(2,533)	(1,529)	(1,502)	(1,401)	(1,453)	(5,672)	(5,202)	(2,504)

Group share of associated companies
Europe	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Africa[c]	–	–	–	–	–	–	–	–	–	–	–	–		–	–
Asia Pacific[d]	(77)	(75)	(55)	(82)	(72)	(53)	(131)	(104)	187	(33)	(16)	18	(326)	(162)	(28)
Middle East, Russia, CIS[e]	–	–	–	–	–	–	–	–	–	–	–	–	(1)	–	–
USA	–	–	–	–	(1)	(1)	–	–	–	–	–	–	–	–	–
Other Western Hemisphere	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Total	(77)	(75)	(55)	(82)	(73)	(54)	(131)	(104)	187	(33)	(16)	18	(327)	(162)	(28)

a	These quantities have not been adjusted to standard heat content.

b	Cumulative effect of Reserves Restatement as at January 1, 2001.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 58 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

(This page is intentionally blank)

Royal Dutch/Shell Group of Companies G 59
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Crude oil and natural gas liquids

Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.

Proved developed and undeveloped reserves (as restated)[a]			million barrels

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1	1,377	1,449	323	1,446	717	470	5,782
Revisions and reclassifications	88	(102)	21	(204)	(54)	(57)	(308)
Improved recovery	5	(6)	16	10	8	1	34
Extensions and discoveries	12	171	–	128	9	2	322
Purchases of minerals in place	1	–	–	3	–	–	4
Sales of minerals in place	(39)	–	–	–	(23)	–	(62)
Production	(245)	(133)	(57)	(181)	(110)	(37)	(763)

At December 31	1,199	1,379	303	1,202	547	379	5,009

Group share of associated companies
At January 1	2	–	325	118	413	–	858
Revisions and reclassifications	–	–	1	–	41	–	42
Improved recovery	–	–	13	–	–	–	13
Extensions and discoveries	–	–	11	86	–	–	97
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(117)	–	–	(117)
Production	–	–	(46)	(1)	(41)	–	(88)

At December 31	2	–	304	86	413	–	805

Total	1,201	1,379	607	1,288	960	379	5,814

Minority interests’ share of proved reserves of Group companies
At December 31	–	24	1	137	–	54	216

Proved developed reserves (as restated)			million barrels

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

Group companies
At January 1	1,063	674	194	1,023	371	191	3,516
At December 31	962	777	184	864	291	191	3,269
Group share of associated companies
At January 1	1	–	206	15	364	–	586
At December 31	1	–	224	1	364	–	590

Oil sands[e]	million barrels

Group companies
At January 1	517	517
Revisions and reclassifications	10	10
Extensions and discoveries	60	60
Production	(15)	(15)

At December 31	572	572

Minority interests’ share of oil sands
At December 31	126	126

a	A summary of the changes is shown in the Tables on page G57 to G58.

b	Excludes Egypt.

c	Excludes Sakhalin.

d	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

e	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves, which is found on pages G64 to G65. The petroleum reserves for the Athabasca Oil Sands Project are presented in this report net of royalty volumes.

G 60 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

		million barrels					million barrels

2002							2001

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

1,013	1,308	426	1,677	672	504	5,600	1,122	1,321	433	1,569	609	509	5,563
99	89	(27)	(26)	77	(42)	170	34	16	(23)	288	30	43	388
13	–	6	47	51	–	117	39	2	11	(4)	–	–	48
–	173	6	–	33	–	212	17	89	6	–	139	1	252
507	–	–	–	7	41	555	–	–	69	–	3	–	72
(1)	(19)	(19)	(62)	(3)	–	(104)	–	–	–	–	(1)	(14)	(15)
(254)	(102)	(69)	(190)	(120)	(33)	(768)	(199)	(120)	(70)	(176)	(108)	(35)	(708)

1,377	1,449	323	1,446	717	470	5,782	1,013	1,308	426	1,677	672	504	5,600

1	–	307	–	356	–	664	1	–	300	100	441	–	842
1	–	55	–	65	–	121	–	–	40	(92)	(35)	–	(87)
–	–	4	–	–	–	4	–	–	12	–	1	–	13
–	–	9	–	33	–	42	–	–	4	–	–	–	4
–	–	–	121	–	–	121	–	–	–	–	–	–	–
–	–	–	(1)	–	–	(1)	–	–	–	–	(9)	–	(9)
–	–	(50)	(2)	(41)	–	(93)	–	–	(49)	(8)	(42)	–	(99)

2	–	325	118	413	–	858	1	–	307	–	356	–	664

1,379	1,449	648	1,564	1,130	470	6,640	1,014	1,308	733	1,677	1,028	504	6,264

–	23	1	126	–	61	211	–	22	1	116	–	66	205

		million barrels					million barrels

2002							2001

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total	Europe	Africa[b]	Asia Pacific[c]	Russia, CIS[d]	USA	Other	Total

750	662	245	1,089	429	212	3,387	845	703	217	1,148	351	214	3,478
1,063	674	194	1,023	371	191	3,516	750	662	245	1,089	429	212	3,387
1	–	208	–	329	–	538	1	–	197	37	364	–	599
1	–	206	15	364	–	586	1	–	208	–	329	–	538

million barrels		million barrels

594	594	594	594
(77)	(77)	–	–
–	–	–	–
–	–	–	–

517	517	594	594

115	115	132	132

Royal Dutch/Shell Group of Companies G 61
20-F/A (Amendment No. 2) 2003

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

Proved developed and undeveloped reserves (as restated)[a]				thousand million standard cubic feet[b]

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1	21,284	1,692	7,862	1,118	3,842	1,959	37,757
Revisions and reclassifications	(435)	(688)	8	(22)	(70)	(181)	(1,388)
Improved recovery	4	506	17	–	10	30	567
Extensions and discoveries	459	1,361	6	2,790	305	34	4,955
Purchases of minerals in place	6	–	–	–	–	–	6
Sales of minerals in place	(139)	–	–	–	(389)	(17)	(545)
Production	(1,303)	(128)	(541)	(258)	(555)	(197)	(2,982)

At December 31	19,876	2,743	7,352	3,628	3,143	1,628	38,370

Group share of associated companies
At January 1	44	–	3,243	–	21	–	3,308
Revisions and reclassifications	–	–	106	–	9	–	115
Improved recovery	1	–	11	–	–	–	12
Extensions and discoveries	1	–	–	–	–	–	1
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(7)	–	(238)	–	(3)	–	(248)

At December 31	39	–	3,122	–	27	–	3,188

Total	19,915	2,743	10,474	3,628	3,170	1,628	41,558

Minority interests’ share of proved reserves of Group companies
At December 31	–	–	63	1,285	–	300	1,648

Proved developed reserves (as restated)[a]	thousand million standard cubic feet[b]

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
At January 1	11,472	735	3,405	574	2,311	1,464	19,961
At December 31	11,477	886	3,128	446	1,754	1,297	18,988
Group share of associated companies
At January 1	38	–	1,776	–	17	–	1,831
At December 31	34	–	1,825	–	22	–	1,881

a	A summary of the changes is shown in the tables on page G57 to G58.

b  These quantities have not been adjusted to standard heat content.

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 62 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

thousand million standard cubic feet[b]							thousand million standard cubic feet[b]

2002							2001

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

22,022	1,780	9,031	1,777	3,663	2,257	40,530	22,339	1,786	7,999	2,054	3,399	2,313	39,890
(110)	1	(680)	(282)	162	(123)	(1,032)	815	(47)	175	(73)	114	13	997
6	–	150	–	20	–	176	(9)	–	266	–	–	–	257
29	–	126	–	410	9	574	214	121	8	95	385	132	955
673	–	–	–	208	12	893	–	–	1,095	–	355	9	1,459
(5)	–	(212)	–	(10)	–	(227)	–	–	–	–	(9)	(8)	(17)
(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)	(1,337)	(80)	(512)	(299)	(581)	(202)	(3,011)

21,284	1,692	7,862	1,118	3,842	1,959	37,757	22,022	1,780	9,031	1,777	3,663	2,257	40,530

48	–	2,943	–	15	–	3,006	56	–	3,272	–	86	–	3,414
1	–	434	–	7	–	442	(5)	–	62	–	(29)	–	28
–	–	8	–	–	–	8	–	–	17	–	–	–	17
3	–	80	–	1	–	84	4	–	2	–	–	–	6
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	(181)	–	(40)	–	(221)
(8)	–	(222)	–	(2)	–	(232)	(7)	–	(229)	–	(2)	–	(238)

44	–	3,243	–	21	–	3,308	48	–	2,943	–	15	–	3,006

21,328	1,692	11,105	1,118	3,863	1,959	41,065	22,070	1,780	11,974	1,777	3,678	2,257	43,536

–	–	61	59	–	342	462	–	–	77	153	–	401	631

thousand million standard cubic feet[b]							thousand million standard cubic feet[b]

2002							2001

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

11,880	668	3,635	1,097	2,363	1,754	21,397	12,613	713	2,795	1,382	2,347	1,673	21,523
11,472	735	3,405	574	2,311	1,464	19,961	11,880	668	3,635	1,097	2,363	1,754	21,397
41	–	1,759	–	11	–	1,811	53	–	1,809	–	66	–	1,928
38	–	1,776	–	17	–	1,831	41	–	1,759	–	11	–	1,811

Royal Dutch/Shell Group of Companies G 63
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

Standardised measure of discounted future cash flows (As Restated)a

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

The standardised measure for the Middle East, Russia, CIS geographical grouping includes a negative contribution of $2,704 million from the Group’s Sakhalin properties (Russia). This also accounts for the negative contribution of minority interests to the standardised measure for that geographical grouping and for Group companies as a whole. The standardised measure for Sakhalin is negative due to the inclusion of the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. Meanwhile, revenues are registered only in relation to the currently estimated proved reserves. Proved gas reserves are constrained to those volumes that are related to firm sales commitments. Consequently the currently stated proved reserves are only a small fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based.

$ million

	2003

	Eastern Hemisphere				Western Hemisphere

				Middle East,
	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

Group companies
Future cash inflows	108,836	36,965	21,695	42,627	31,203	14,710	256,036
Future production costs	20,241	6,347	4,365	7,579	4,949	4,156	47,637
Future development costs	6,541	4,661	2,528	9,679	3,085	1,315	27,809
Future tax expenses	39,605	16,396	4,076	15,309	8,467	2,469	86,322

Future net cash flows	42,449	9,561	10,726	10,060	14,702	6,770	94,268
Effect of discounting cash flows at 10%	21,126	4,210	4,590	8,491	5,170	2,509	46,096

Standardised measure of discounted future net cash flows	21,323	5,351	6,136	1,569	9,532	4,261	48,172

Group share of associated companies							5,501

Minority interests	–	136	30	(1,186)	–	547	(473)

Change in standardised measure of Group companies discounted future net cash flows relating to proved Oil and Gas Reserves (as restated)
$ million

	2003	2002	2001

At January 1 (restated)	55,160	37,910	54,970
Net changes in prices and production costs	12,178	34,592	(26,790)
Extensions, discoveries and improved recovery	9,255	5,177	3,293
Purchases and sales of minerals in place	(2,558)	7,319	1,916
Revisions of previous reserve estimates	(4,103)	375	2,557
Development cost related to future production	(14,291)	(6,168)	(5,761)
Sales and transfers of oil and gas, net of production costs	(24,892)	(20,387)	(20,173)
Development cost incurred during the year	8,205	6,503	5,275
Accretion of discount	9,051	6,053	8,607
Net change in income tax	167	(16,214)	14,016

At December 31	48,172	55,160	37,910

a	A summary of the changes is shown on the tables on pages G57 to G58.

b	The weighted average year-end spot oil price in 2003 was $26.52/bbl ($24.49/bbl in 2002, $16.46/bbl in 2001) and the weighted average year-end spot gas price in 2003 was $18.03/boe ($15.75/boe in 2002, $12.38/boe in 2001).

c	Excludes Egypt.

d	Excludes Sakhalin.

e	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

G 64 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary information – Oil and Gas (unaudited)

$ million							$ million

2002							2001

Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere

			Middle East,							Middle East,
Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total	Europe	Africa[c]	Asia Pacific[d]	Russia, CIS[e]	USA	Other	Total

98,126	36,427	22,243	36,513	32,541	16,280	242,130	74,125	20,602	21,712	33,643	18,875	10,757	179,714
18,721	5,034	3,563	5,174	4,841	3,673	41,006	13,869	3,957	4,667	5,044	4,019	3,681	35,237
4,783	4,670	2,397	2,844	3,201	1,532	19,427	3,466	3,778	2,813	4,009	2,352	1,277	17,695
32,125	18,690	4,538	17,443	9,103	3,447	85,346	25,360	8,761	4,033	14,988	4,504	1,396	59,042

42,497	8,033	11,745	11,052	15,396	7,628	96,351	31,430	4,106	10,199	9,602	8,000	4,403	67,740
19,511	3,601	5,343	4,166	5,427	3,143	41,191	15,339	1,799	4,868	3,491	2,609	1,724	29,830

22,986	4,432	6,402	6,886	9,969	4,485	55,160	16,091	2,307	5,331	6,111	5,391	2,679	37,910

						5,600							2,855

–	123	22	753	–	468	1,366	–	73	13	557	–	262	905

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

Proved reserves can be either developed or undeveloped. Group proved reserves at December 31, 2003 were divided into 57% developed and 43% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as Production Sharing Contracts or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 1,106 million barrels of crude oil and natural gas liquids and 8,161 thousand million standard cubic feet of gas.

A portion of our oil reserves is located in countries that are part of OPEC. As such, our oil production rates may be subject to limitations imposed by OPEC quotas. Our proved oil reserves in OPEC countries totaled some 1,721 million barrels at December 31, 2003.

Royal Dutch/Shell Group of Companies G 65
20-F/A (Amendment No. 2) 2003

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

G 66 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

2003							$ million

					2008	Total contract/	Estimated
	2004	2005	2006	2007	and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	–	1,801	600	–	400	2,801	140
average pay rate	–	1.3%	1.1%	–	0.9%
average receive rate	–	5.0%	3.1%	–	3.2%
Variable to Fixed: contract/ notional amount	–	264	–	122	88	474	(25)
average pay rate	–	2.8%	–	7.2%	6.8%
average receive rate	–	3.2%	–	4.2%	7.3%

UK pound
Fixed to Variable: contract/notional amount	–	–	669	–	–	669	11
average pay rate	–	–	3.6%	–	–
average receive rate	–	–	4.3%	–	–

Euro
Fixed to Variable: contract/notional amount	–	–	–	–	378	378	(5)
average pay rate	–	–	–	–	2.1%
average receive rate	–	–	–	–	3.3%

Total	–	2,065	1,269	122	866	4,322	121

Royal Dutch/Shell Group of Companies G 67
20-F/A (Amendment No. 2) 2003

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2002							$ million

					2008	Total contract/	Estimated
	2003	2005	2006	2007	and after	notional amount	fair value

US dollar
Fixed to Variable: contract/notional amount	500	919	600	1,152	–	3,171	201
average pay rate	1.7%	2.8%	1.5%	1.7%	–
average receive rate	5.0%	5.7%	3.1%	4.8%	–
Variable to Fixed: contract/notional amount	288	100	–	72	88	548	(38)
average pay rate	6.0%	4.7%	–	7.2%	7.8%
average receive rate	2.9%	2.0%	–	4.8%	2.5%

UK pound
Fixed to Variable: contract/notional amount	8	–	603	–	–	611	–
average pay rate	4.7%	–	3.9%	–	–
average receive rate	8.9%	–	4.3%	–	–

Other currencies
Fixed to Variable: contract/notional amount	16	–	–	–	–	16	–
average pay rate	2.7%	–	–	–	–
average receive rate	2.8%	–	–	–	–

Variable to Fixed: contract/notional amount	4	–	–	–	–	4	–
average pay rate	12.8%	–	–	–	–
average receive rate	12.3%	–	–	–	–

Total	816	1,019	1,203	1,224	88	4,350	163

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

G 68 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

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

2003									$ million

	Average
	contractual						2009	Total contract/	Estimated
	exchange rate	2004	2005	2006	2007	2008	and after	notional amount	fair value

Buy UK pound/sell euro	1.54	338	–	–	855	378	–	1,571	173
Buy US dollar/sell Canadian dollar	1.31	1,136	640	358	209	96	–	2,439	(126)
Buy US dollar/sell euro	1.09	461	–	–	–	–	–	461	171
Buy Australian dollar/sell US dollar	1.67	472	–	–	–	–	–	472	(130)
Buy Canadian dollar/sell US dollar	0.67	324	91	56	46	17	–	534	34
Buy US dollar/sell Brazilian real	2.82	121	47	–	71	–	15	254	(39)
Buy UK pound/sell US dollar	1.74	14	18	5	–	–	144	181	1
Other contracts		98	18	1	–	–	–	117	(5)

Total		2,964	814	420	1,181	491	159	6,029	79

2002									$ million

	Average
	contractual						2008	Total contract/	Estimated
	exchange rate	2003	2004	2005	2006	2007	and after	notional amount	fair value

Buy UK pound/sell euro	1.57	–	1,085	–	–	–	–	1,085	1
Buy US dollar/sell Canadian dollar	1.54	326	117	64	59	26	9	601	13
Buy US dollar/sell euro	1.09	–	461	–	–	–	–	461	63
Buy Australian dollar/sell US dollar	0.62	–	289	–	–	–	–	289	3
Buy Canadian dollar/sell US dollar	0.64	210	55	9	–	3	–	277	(2)
Buy US dollar/sell Brazilian real	3.53	65	50	42	4	41	–	202	25
Buy US dollar/sell Swiss franc	1.50	200	–	–	–	–	–	200	30
Other contracts		123	–	27	–	–	–	150	9

Total		924	2,057	142	63	70	9	3,265	142

In conjunction with natural gas marketing activities, Group companies held put and call options to buy Canadian dollars and sell US dollars at December 31, 2002 each with a contract/notional amount of $0.1 billion and a total estimated fair value of $(1) million and expected maturity in 2003.

Royal Dutch/Shell Group of Companies G 69
20-F/A (Amendment No. 2) 2003

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

G 70 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies G 71
20-F/A (Amendment No. 2) 2003

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

G 72 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

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

Royal Dutch/Shell Group of Companies G 73
20-F/A (Amendment No. 2) 2003

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

Commodity futures held for trading purposes

2003					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	218	15	–	233	–
volume (m bbl)	8	*	–
weighted average price ($/bbl)	28.4	26.7	–
(b) Long contracts:
contract/notional amount ($ million)	510	33	–	543	32
volume (m bbl)	17	1	–
weighted average price ($/bbl)	29.9	26.8	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	89	21	–	110	(4)
volume (m bbl)	2	1	–
weighted average price ($/bbl)	36.7	30.3	–
(b) Long contracts:
contract/notional amount ($ million)	92	20	–	112	2
volume (m bbl)	3	*	–
weighted average price ($/bbl)	33.9	30.0	–

G 74 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2003					$ million

	2004	2005	2006	Total contract/	Estimated
				notional amount	fair value

IPE Natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	11	–	–	11	(1)
volume (bcf)	2	–	–
weighted average price ($/thousand bcf)	5.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	75	–	–	75	(3)
volume (bcf)	12	–	–
weighted average price ($/thousand bcf)	6.3	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	82	4	–	86	1
volume (mbbl)	3	*	–
weighted average price ($/bbl)	31.6	24.9	–
(b) Long contracts:
contract/notional amount ($ million)	456	22	–	478	43
volume (m bbl)	16	1	–
weighted average price ($/bbl)	28.9	25.2	–

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	350	–	–	350	(6)
volume (m bbl)	9	–	–
weighted average price ($/bbl)	38.4	–	–
(b) Long contracts:
contract/notional amount ($ million)	71	1	–	72	–
volume (m bbl)	2	*	–
weighted average price ($/bbl)	34.8	31.6	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,983	22	–	2,005	(253)
volume (bcf)	384	4	–
weighted average price ($/thousand cf)	5.2	5.2	–
(b) Long contracts:
contract/notional amount ($ million)	1,776	81	2	1,859	242
volume (bcf)	344	18	**
weighted average price ($/thousand cf)	5.2	4.6	4.4

Nord Pool electricity futures
(a) Short contracts:
contract/notional amount ($ million)	52			52	–
volume (million MWh)	2
weighted average price ($/MWh)	31.8	–	–
(b) Long contracts:
contract/notional amount ($ million)	1,420	222	–	1,642	(5)
volume (million MWh)	43	7	–
weighted average price ($/MWh))	33.0	32.9	–

Total				7,628	48

*	less than one million barrels.

**	less than one billion cubic feet.

Royal Dutch/Shell Group of Companies G 75
20-F/A (Amendment No. 2) 2003

Supplementary Information – Derivatives and other Financial Instruments and Derivative Commodity Instruments

2002					$ million

				Total contract/	Estimated
	2003	2004	2005	notional amount	fair value

IPE Brent futures
(a) Short contracts:
contract/notional amount ($ million)	421	–	–	421	(24)
volume (m bbl)	16	–	–
weighted average price ($/bbl)	26	–	–
(b) Long contracts:
contract/notional amount ($ million)	184	–	–	184	20
volume (m bbl)	7	–	–
weighted average price ($/bbl)	26	–	–

IPE Gasoil futures
(a) Short contracts:
contract/notional amount ($ million)	417	–	–	417	(31)
volume (m bbl)	13	–	–
weighted average price ($/bbl)	32	–	–
(b) Long contracts:
contract/notional amount ($ million)	137	–	–	137	6
volume (m bbl)	5	–	–
weighted average price ($/bbl)	29	–	–

Nymex crude oil futures
(a) Short contracts:
contract/notional amount ($ million)	1,836	50	–	1,886	(100)
volume (m bbl)	65	2	–
weighted average price ($/bbl)	28	23	–
(b) Long contracts:
contract/notional amount ($ million)	2,003	20	–	2,023	140
volume (m bbl)	73	*	–
weighted average price ($/bbl)	28	23	–

Nymex oil product futures
(a) Short contracts:
contract/notional amount ($ million)	1,312	–	–	1,312	(78)
volume (m bbl)	51	–	–
weighted average price ($/bbl)	26	–	–
(b) Long contracts:
contract/notional amount ($ million)	1,129	–	–	1,129	41
volume (m bbl)	45	–	–
weighted average price ($/bbl)	25	–	–

Nymex natural gas futures
(a) Short contracts:
contract/notional amount ($ million)	1,452	278	–	1,730	(293)
volume (bcf)	358	71	–
weighted average price ($/thousand cf)	4	4	–
(b) Long contracts:
contract/notional amount ($ million)	1,411	309	24	1,744	284
volume (bcf)	348	78	6
weighted average price ($/thousand cf)	4	4	4

Total				10,983	(35)

*	less than one million barrels

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

G 76 Royal Dutch/Shell Group of Companies
20-F/A (Amendment No. 2) 2003

Exhibits

Exhibit index

Exhibit		Page
No.	Description	No.

1.1	Articles of Association of Royal Dutch (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (Commission Files 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
1.2	Memorandum and Articles of Association of Shell Transport (incorporated by reference to the Report of Foreign Issuer on Form 6-K (Commission File No. 1-4039) of Shell Transport furnished to the Securities and Exchange Commission on June 21, 2002)
4.1	Adjustment Agreement between Royal Dutch and Shell Transport dated July 5, 1907, and certain amendments thereto (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (Commission File Nos. 1-3788 and 1-4039) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on March 31, 2003)
4.2	Shell Petroleum N.V. Stock Option Plan, as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
4.3	Shell Petroleum Company Limited Stock Option Plan (1967), as amended (incorporated by reference to the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (Registration No. 333-7590) of Royal Dutch and Shell Transport filed with the Securities and Exchange Commission on June 28, 2001)
8	Significant Group companies as at December 31, 2003*
23.1	Consent of KPMG Accountants N.V., The Hague	E2
23.2	Consent of PricewaterhouseCoopers LLP, London	E3
23.3	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E4
23.4	Consent of KPMG Accountants N.V., The Hague	E5
23.5	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E6
23.6	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E7
23.7	Consent of KPMG Accountants N.V., The Hague and PricewaterhouseCoopers LLP, London	E8
99.1	Section 302 Certification of Royal Dutch	E9
99.2	Section 302 Certification of Royal Dutch	E10
99.3	Section 302 Certification of Shell Transport	E11
99.4	Section 302 Certification of Shell Transport	E12
99.5	Section 906 Certification of Royal Dutch	E13
99.6	Section 906 Certification of Shell Transport	E14

*	Filed as part of the Original Form 20-F.

Royal Dutch/Shell Group of Companies E 1
20-F/A (Amendment No. 2) 2003

Signatures

As to the undersigned registrant, this Amendment no. 2 consists solely of the information referred to on the cross-reference sheet headed Royal Dutch and does not include the information as to Shell Transport on page 34 under the heading “Selected Financial Data”, on page 34 and pages S2 through S25.

The material in this Amendment no. 2 is stated as at December 31, 2003, except that certain 2004 subsequent events are stated down to March 3, 2005.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment no. 2 to be signed on its behalf by the undersigned, thereunto duly authorised.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

/s/ Jeroen van der Veer

---------------------------------------------------------------
Jeroen van der Veer
President and Managing Director

/s/ Rob Routs

---------------------------------------------------------------
Rob Routs
Managing Director

March 3, 2005

20-F/A (Amendment No. 2) 2003

As to the undersigned registrant, this Amendment no. 2 consists solely of the information referred to on the cross-reference sheet headed Shell Transport and does not include the information as to Royal Dutch under the heading “Selected Financial Data”, on page 34 and pages R2 through R23.

The material in this Amendment no. 2 is stated as at December 31, 2003, except that certain 2004 subsequent events are stated down to March 3, 2005.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment no. 2 to be signed on its behalf by the undersigned, thereunto duly authorised.

The “ Shell ” Transport and Trading Company, Public Limited Company

/s/ Malcolm Brinded

---------------------------------------------------------------
Malcolm Brinded
Managing Director

March 3, 2005

20-F/A (Amendment No. 2) 2003